Form 20-F
period 2002-12-31
METAL STORM LTD  /ADR/
filed 2003-07-14
CIK 1119775

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

METAL STORM LIMITED

(Exact Name of Registrant as Specified in its Charter)

QUEENSLAND, AUSTRALIA

(Jurisdiction of Incorporation or Organization)

Level 34, Central Plaza One

345 Queen Street

Brisbane Queensland 4000

AUSTRALIA

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares*

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the date of the close of the period covered by the annual report.

438,878,548 Ordinary Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) for the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☒  No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.  ☐  Item 17  ☒  Item 18

i

FINANCIAL AND OTHER INFORMATION

All references herein to “U.S. dollars,” and “$” are to United States dollars. All references to “A$” are to Australian dollars.

Except as otherwise stated, all monetary amounts in this annual report are presented in U.S. dollars. Where specifically indicated, amounts in Australian dollars have been translated into U.S. dollars. These translations are provided for convenience only, and they are not representations that the Australian dollar could be converted into U.S. dollars at the rate indicated. Historic data has been converted at the applicable rate at the date indicated. In all other cases, translations have been made using the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2002. The noon buying rate for cable transfers in Australian dollars on December 31, 2002 and July 10, 2003 was A$1.00 = $0.56 and $0.66, respectively.

FORWARD-LOOKING STATEMENTS

Certain statements in this annual report may constitute “forward-looking statements”. Such forward-looking statements are based on the beliefs of our management as well as assumptions based on information available to us. When used in this annual report, the words “anticipate”, “believe”, “estimate” and “expect” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These include, but are not limited to, risks or uncertainties associated with the development of our technology, our ability to obtain government research and development grants, our ability to raise additional capital, our ability to protect our proprietary technology, the market for our products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition, the loss of key personnel and other factors identified under Item 3D of this annual report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this annual report as anticipated, believed, estimated or expected. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this annual report and shall not be revised or updated to reflect events after the date of this document.

PART I

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable

Item 3.	Key Information

A. Selected Financial Data

The following table presents our selected financial information at the dates and for each of the periods indicated. You should read the following information together with the information contained in Item 5 “Operating and Financial Review and Prospects”, as well as our financial statements and the notes thereto and other financial information appearing elsewhere in this annual report.

Our selected financial data set forth below are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The statement of operations data for the years ended December 31, 2002, 2001, 2000 and 1999, the six months ended December 31, 1998 and the year ended June 30, 1998 and the balance sheet data as at December 31, 2002, 2001, 2000, 1999 and 1998 and at June 30, 1998 have been derived from our respective audited financial statements. Our audited financial statements as of December 31, 2002 and 2001 and for each of the three years then ended are included elsewhere in this annual report.

Effective April 1999, we changed our fiscal year-end from June 30 to a calendar year-end in order to be consistent with common U.S. business practices.

	As of and For the Year Ended December 31,			As of and For the Six Months Ended December 31,		As of and For the Year Ended June 30,
	2002	2001	2000	1999	1998	1998
STATEMENT OF OPERATIONS DATA:
Operating revenue	$12,373	$353,180	$78,958	$30,358	—	$17,529
Operating expenses	(5,420,444)	(3,293,089)	(1,588,889)	(1,279,336)	$(191,770)	(301,804)

Loss from operations	(5,408,071)	(2,939,909)	(1,509,931)	(1,248,978)	(191,770)	(284,275)
Other income	28,478	289,555	352,017	118,407	7,307	12,242

Net loss	(5,379,593)	(2,650,354)	(1,157,914)	(1,130,571)	(184,463)	(272,033

Net loss per ordinary share—basic and diluted(1)	$(0.013)	$(0.006)	$(0.003)	$(0.003)	$0.0	$(0.001)
Adjusted weighted average ordinary number of shares outstanding(2)	428,974,260	422,326,884	421,250,210	411,250,210	401,250,210	284,179,022
BALANCE SHEET DATA:
Current assets	4,871,983	3,412,777	4,328,977	6,438,776	170,847	363,413
Current liabilities	1,228,701	232,352	207,078	230,636	49,958	41,006
Total assets	4,964,375	3,526,995	4,367,525	6,475,365	313,297	495,424
Stockholders’ equity(3)	3,700,253	3,263,653	4,149,798	6,235,526	263,340	454,418
Dividends per share	—	—	—	—	—	—

(1)	Net loss per ordinary share—basic and diluted is calculated as net loss for the period divided by adjusted weighted average number of ordinary shares outstanding for the same period.
(2)	Reflects 21.4 to 1 stock split on March 31, 1999 and 5 to 1 stock split on May 31, 2000.
(3)	See note 8 to our financial statements.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for Offer and Use of Proceeds

Not Applicable

D. Risk Factors

We are continuing to develop our technology and have not yet commercialized any applications of our technology

We are a development stage company. We were incorporated in April 1994 and commenced business in October 1994. Our technology will require further investment, research, development, testing and possibly regulatory approval prior to any commercial sales. We do not currently derive any revenue from the commercial sale of any applications of our technology. Our only revenue has been research and development funding grants we received from the U.S. Department of Defense and the research and development arm of the U.S. Department of Justice. We cannot be sure of the extent to which the technology, or any products we develop will be able to penetrate the potential markets for defense or commercial applications or gain market acceptance. We cannot predict if or when any of our technology will be commercialized or if or when we will generate any revenue from such commercialization.

We have incurred operating losses in each year since our inception. We had losses from operations of $5,408,071, $2,939,909 and $1,509,931 for the years ended December 31, 2002, 2001 and 2000, respectively. Such losses have resulted primarily from various expenses we have incurred in connection with research and development activities and defense and ballistics industry studies. We expect to incur additional operating losses over the next several years and expect cumulative losses to increase as we expand our research and development activities and commence further trials of our technology. Our profitability is dependent on our ability, alone or with others, to complete the successful development of our technology, obtain any required regulatory clearances, and commercialize our technology. We cannot be certain if or when we will achieve profitability.

        You should consider investing in us in light of the risks, expenses and difficulties frequently encountered by companies which have not yet commercialized any applications of their technology, particularly in new and evolving markets. Our operating results may fluctuate significantly in the future as a result of a variety of factors, including capital expenditure and other costs relating to establishing, maintaining and expanding our operations, the number and mix of our customers, pricing changes by us and our competitors, new technology introduced by us and our competitors, delays or expense in obtaining necessary equipment, economic and social conditions in the defense and ballistics industries and general economic conditions.

Our experience in exploiting our technology is limited. We cannot be certain that our operations will be profitable in the short-term, or at all. If we fail in any of our efforts to establish or expand our business, our results of operations and financial condition could be materially adversely affected. We cannot be certain that we will be able to obtain or retain any permits required by us to market, sell and deliver our technology. Any of these factors could result in cessation of our operations and a partial or complete loss of your investment.

We may need additional capital, and may not be able to raise additional capital on favorable terms, if at all, which could limit our ability to grow

We cannot be certain that we will not seek to exploit business opportunities which will require us to raise additional capital from equity or debt sources. In particular, entering into certain countries and developing and commercializing new technology and products to develop our business could require a significant commitment of resources which could, in turn, require us to obtain additional funding. In addition to revenues that we may receive from the sale or licensing of our technology and commercial applications of our technology, we anticipate that we will require substantial additional funds in order to achieve our long-term goals and complete the research and development of our technology. We may also require further funds to pursue regulatory clearances, prosecute and defend our intellectual property rights, develop marketing, sales and other capabilities, and fund operating expenses.

We may seek such additional funding through public or private equity or debt financings and/or through collaboration or other arrangements with corporate partners. Our ability to obtain additional financing will be subject to a number of factors, including market conditions and our operating performance. These factors may render the timing, amount, terms and conditions of additional financing unattractive for us. The sale of additional equity or convertible debt securities would result in dilution to our existing stockholders. Additional debt could result in increased expenses and could result in covenants that would restrict our operations. We cannot be certain that we will be able to raise any required funding or capital, on favorable terms or at all, or that we will be able to establish corporate collaborations on acceptable terms, if at all. If we are unable to obtain such additional funding or capital when needed, we may be required to reduce the scope of our anticipated plans, including our research and development activities, which could materially adversely affect our business, financial condition and results of operations.

Our future capital requirements may depend on numerous factors including completion of our product research and development activities, ability to manufacture our products for large-scale, later-stage testing, ability to commercialize any products, including marketing activities directed toward accessing new and emerging markets for developed applications of our technology. We expect to devote substantial capital resources to continue our research and development with a view to commercializing our products in our target markets, hire and train additional staff, expand our research and development activities, and acquire or make investments in businesses that are complementary to our business. We cannot be certain that such funds will be sufficient to meet our actual operating expenses and capital requirements during that period. Our actual cash requirements may vary materially from those planned and will depend upon numerous factors, including the continued progress of our research and development activities, the timing, scope, results and costs of technology studies and trial, the cost, timing and outcome of regulatory submissions and approvals, determinations as to the commercial potential of our technology and products, our ability to establish and maintain collaborative arrangements, the status and timing of competitive developments and other factors.

We are dependent on research and development programs

Some of the applications of our technology are dependent on successfully obtaining government defense research and development program support. We have obtained such support from both the U.S. and Australian governments. We have entered into agreements with the departments of defense of these countries which provide conditions to the funding of the research and development grants. For example, generally we are required to achieve certain milestones with respect to the development of our technology prior to receiving payment under the agreements. In addition, we have granted exclusive licensing rights under certain agreements and we are also in some circumstances required to repay money received under the agreements. Further, although the Australian programs provided for funding contributions by consortium members we have received no direct funds from these programs. See Item 4B “Business Overview—Research and Development” for a further discussion of each of our research and development agreements. If we are unable to continue our existing research and development programs or to enter into new research and development programs, or if there is a decrease of available funding in respect of such programs, our business, financial condition and results of operations could be materially adversely affected.

There are some limitations relating to our technology

We expect our technology to be utilized most often in the form of a number of barrels being clustered together to form a particular weapon or commercial application. As a result, the most immediate limitation to our technology concerns the weight of the cluster of barrels. If each of the barrels in the cluster is heavy, then the combined weight of all the barrels in the cluster will be much heavier.

The weight of an individual barrel will depend on the pressure it has to contain when each projectile is fired. For example, the pressure in a barrel when a .22 caliber bullet is fired is typically approximately 24,000 pounds per square inch, while the pressure in the barrel of a military assault rifle firing a 5.56 millimeter bullet is typically much higher, approximately 55,000 to 65,000 pounds per square inch. Because the assault rifle barrel has to contain a much higher pressure, it has to be stronger and heavier than the lower pressure barrel, and a cluster of these high pressure barrels will be much heavier than a cluster of lower pressure barrels. Accordingly, a weight penalty will apply which may have a negative impact on the viability of some high pressure applications of our technology.

The weight penalty for high pressure barrels is also affected in another way. With our technology, we stack a number of projectiles in each barrel, and a quantity of propellant or gunpowder is located in a space which separates the projectiles. With lower pressures such as the example of the .22 caliber bullet described above, a lesser amount of propellant is used, and in the higher pressure, 5.56 millimeter bullet example, a much greater amount of propellant is used. As a result, to hold the additional propellant, high pressure barrels are longer and therefore, heavier.

For the reasons described above, our technology has lower developmental risk at lower operating pressures, and the development risk increases as operating pressures increase. The extent to which these factors will determine the practical operating pressure limits of the technology is uncertain.

Another development risk resulting from our technology is associated with the use of propellant volumes which are longer than normal. In conventional high pressure gun systems, the propellant is generally contained in a cartridge case which is a larger diameter than the bore. This reduces the length of the propellant for a particular quantity or volume. However, with our technology, the diameter of the propellant is all contained within a space which is the same diameter as the barrel, and therefore the length of the propellant is greater than normal. With weapons such as assault rifles, which operate with higher pressures and larger quantities of propellant, the propellant length will be exaggerated. This may have a negative impact on the way the propellant burns, and consequently slow the projectile.

The propellant length can be reduced if the projectile incorporates a sabot or cover, to increase the diameter of the barrel without increasing the diameter of the projectile. A sabot projectile is simply one that utilizes a smaller than bore-diameter projectile held in a full bore-diameter sleeve. The development of propellants which can produce the designed pressures from smaller volumes of propellant than normal will be beneficial, and such a propellant would increase the number of projectiles carried in a given length of barrel. We cannot be certain that such development can or will be successful. If we are not successful in developing propellants which can produce the designated pressures from smaller volumes of propellant it could impact the viability of some of the applications of our technology and could adversely affect our business, financial condition and results of operations.

An additional possible limitation of our technology is the effect of electromagnetic interference on our applications. Unlike conventional gun systems, which are mechanical in operation, our technology is reliant on a 100% electronic fire control system. Electronic systems may be adversely affected by electromagnetic interference. Failure to design the electronics systems to minimize susceptibility to natural or man-made electromagnetic interference may result in unplanned and potentially catastrophic failure of our technology.

We are dependent on our patents and intellectual property rights

Our success will depend largely on our ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties, or have third parties circumvent our rights. We principally rely upon patents, trade secret, copyright and contract law to protect our proprietary technology. We cannot be certain that any protective measures we take have been, or will be, adequate to protect our proprietary technology. In addition, many of the laws of foreign countries treat the protection of proprietary rights differently from, and may not protect our proprietary rights to the same extent as do, laws in Australia, the U.S. and Patent Co-operation Treaty countries.

Patent matters involve complex legal and factual questions. Accordingly, we cannot predict the availability and breadth of claims sought in relation to patents. Statutory differences in patentable subject matter may limit the protection we can obtain for some of our inventions, or prevent us from obtaining patent protection, which could materially adversely affect our business, financial condition and results of operations.

In addition, as publication of discoveries in scientific or patent literature often lags behind actual discoveries, we cannot be certain that we or, where relevant, Mr. J.M. O’Dwyer as the inventor of our 100% electronic ballistics technology, were the first creators of inventions covered by pending patent applications. Nor can we be certain that we or, where relevant, Mr. J.M. O’Dwyer as the inventor of our 100% electronic ballistics technology, were first to file patent applications for such inventions.

Additionally, the enforceability of a patent is dependent on a number of factors, which may vary between jurisdictions. These factors may include the novelty of the invention, the requirement that the invention not be obvious in light of prior art, including prior use or publication of the invention, the utility of the invention and the extent to which the patent clearly describes the best method of working the invention.

While we have obtained and continue to seek patent protection for our technology, we cannot be certain that:

•	any of the pending or future patent applications filed by us or on our behalf will be approved,

•	we will develop any additional proprietary products or processes that are patentable, or

•	third parties will not independently develop similar products or processes, duplicate any of the products or processes we have or are developing relating to our technology, or design around the patents we own with competitive advantages.

Furthermore, we cannot be certain that patents held by third parties will not prevent the commercialization of products incorporating our technology or that third parties will not challenge or seek to narrow, invalidate or circumvent any of our issued, pending, or future patents.

Protecting our proprietary technology from infringement by others may affect our business

We may need to engage in litigation to enforce patents, or to determine the scope and validity of third party proprietary rights. This could result in substantial costs to us, and divert our efforts from our business. We may have to participate in opposition proceedings before the Australian Patent Office or a foreign patent office, or in interference proceedings declared by the U.S. Patent and Trademark Office, to determine priority of invention of patent applications filed by competitors. Any such litigation, interference or opposition proceeding, regardless of the outcome, could be expensive and time consuming and adverse determinations in any such proceedings could prevent us from developing, manufacturing or commercializing our technology or products, which could have a material adverse effect on our business, financial condition and results of operations.

In addition to patent protection, we rely on unpatented trade secrets, know-how and proprietary technological innovation and expertise, which are protected in part by confidentiality agreements with our employees, advisers and consultants. We cannot be certain that these agreements will not be breached, that we will have adequate remedies for any breach, or that our unpatented proprietary intellectual property will not otherwise become known or independently discovered by competitors. We also cannot be certain that relevant inventions will not be developed by persons not bound by such agreements.

We may be subject to patent infringement claims from our competitors and other third parties

Our commercial success may depend, in part, on our ability to avoid infringing on patents issued to others. Although we are not aware of any action or threatened action alleging patent infringement or improper use of proprietary information by us, if we have to defend any such claims we could incur substantial costs and our management resources could be diverted. This could have a material adverse effect on our business, financial condition and results of operations.

If we were found to be infringing any third party patents, we could be required to pay damages, alter our products or processes, obtain licenses or cease certain activities. We cannot be certain that if we required licenses for patents held by third parties that they would be made available on terms acceptable to us, if at all. To the extent that we required such licenses for the development of our technology and we were unable to obtain them, we could be foreclosed from the development, manufacture or commercialization of technology or products requiring such licenses, or encounter delays in product introductions while attempting to design around such patents. This could have a material adverse effect on our business, financial condition and results of operations.

The Australian and U.S. governments may take action on patent applications and patents

Under the provisions of the Australian Patents Act, the Commonwealth of Australia has the right to exploit, or authorize others in writing to exploit, an invention for the services of the Commonwealth of Australia at any time after a patent application has been made. The remuneration and terms for exploitation are determined by agreement between the person entitled to the benefit of the patent application, or the person’s nominee, and the Commonwealth of Australia. If there is no agreement, the determination is made by a prescribed court.

Under the provisions of the Australian Patents Act, a patent or a patent application may also be acquired by the Commonwealth of Australia. In that instance, all rights in the patent, or the patent application, vest in the Commonwealth of Australia. Compensation must be paid in an amount to be agreed between the person entitled to be compensated, and the Commonwealth of Australia. If there is no agreement, the amount of compensation is determined by a prescribed court. As such an acquisition clearly involves an acquisition of property, the terms of that acquisition must be “just”, within the meaning of the Australian Constitution.

The Australian Patents Act also allows the Commissioner of Patents, on the direction of the relevant Minister of the Commonwealth of Australia, to prohibit or restrict the publication of information about the subject matter of a patent application. While any such order is in force, the complete specification of the application is not open to public inspection, acceptance must not be notified and a patent must not subsequently be granted. As a result, if the Commonwealth of Australia were to take action on one or more of our patents under the Australian Patents Act, we may not be able to exclusively commercially exploit such patents in the way we currently intend. Additionally, the compensation we receive in connection with such actions may be significantly less than what we would receive if we were to retain full rights to the patent.

Under the U.S. Patent Act, the U.S. government may use an invention described in and covered by a U.S. patent without license of the owner. Where this occurs, the owner’s only remedy is an action against the U.S. government for the recovery of reasonable and entire compensation for the use and manufacture of the invention.

Under the U.S. Patent Act if one of the authorized offices of various government agencies identified under the Act holds the opinion that publication or disclosure of an invention described in a patent application would be detrimental to the national security, the Commissioner of Patents being so notified shall order that the invention be kept secret and also withhold the publication of the application or the grant of a patent for such period as the national interest requires. The owner of an application which has been placed under a secrecy order shall have the right to appeal from the order to the Secretary of Commerce. An applicant whose patent is withheld shall have the right to apply for compensation for the damage caused by the order of secrecy.

It is also possible that countries other than Australia or the U.S. could take action which may impact upon our patents and patent applications. Any actions on our patents by the governments of Australia, the U.S. or other countries could affect our ability to protect our technology and our ability to effectively commercialize our technology. This could have a material adverse effect on our business, financial condition and results of operations.

We cannot be certain of market acceptance of our technology

We expect to develop our technology for use in a range of military, law enforcement, counter-terrorism and commercial applications. We cannot be certain that our technology will be accepted in the market for any of these applications. The degree of market acceptance will depend on a number of factors, including the receipt and timing of any regulatory approvals, the establishment and demonstration of the need, safety, efficacy and cost-effectiveness of our technology and products, and our technology’s advantages over existing technologies. We cannot be certain that we will be able to fully develop or commercialize our technology and products, even if they perform successfully in research and evaluation trials. Furthermore, we cannot be certain that the defense or ballistics industries or the community will successfully accept and utilize any products that we may develop.

We are dependent on retaining key personnel, particularly Mr. J.M. O’Dwyer

We are dependent on retaining key personnel, particularly Mr. J.M. O’Dwyer, the inventor of our 100% electronic ballistics technology and our Director—Scientific Innovation. Mr. O.’Dwyer was directly responsible for managing and progressing the strategic alliance we currently hold with major defense-related organizations in Australia and the U.S. If we were to lose his services it could delay or prevent us from achieving our business objectives.

There is competition among defense and ballistics development companies for qualified employees, and retaining and attracting qualified individuals is critical to our success. We cannot be certain that we will be able to attract and retain such qualified individuals currently or in the future on acceptable terms, if at all, and the failure to do so would have a material adverse effect on our business, financial condition and results of operations. There also may be a limited number of people with the required knowledge of, and experience in, the defense and ballistics industry within Australia, the U.S. or the rest of the world. The process of locating, training and successfully integrating such personnel into our operations may be lengthy and expensive. Our growth may place strain on our administrative, operational and financial resources and increase demands on our systems and controls.

There are potential adverse effects from competition and technological changes

The defense and ballistics industry market is highly competitive and can be subject to significant technological change. Large, well-established defense and ballistics companies are engaged in research and development and have considerably greater resources than us to develop applications for defense and ballistics technology. We cannot be certain that our competitors will not succeed in developing technologies and products that are more effective than any which we are developing, or which would render our technology and products obsolete or non-competitive. In addition, much of the research being conducted on defense and ballistics technology is funded principally by government agencies in the U.S. We compete with such other companies for government resources allocated to such research and development projects. There are existing defense and ballistics companies who may have target markets similar to, if not the same as, ours. Such companies may be developing their own technology and products, which may ultimately compete with ours. This could have a material adverse effect on our business, results of operations and financial condition.

The defense and ballistics industry market in which we intend to compete is characterized by changing technology, evolving industry standards, introductions and enhancements and changing customer demands. These market characteristics are exacerbated by the nature of the defense and ballistics industry. Accordingly our future success may depend on our ability to adapt to changing technologies, our ability to adapt our technology to evolving industry standards, and to continually improve the performance, features and reliability of our technology, in response to both evolving demands of the marketplace and competitive product offerings. If we fail to adapt to such changes and evolution, this could have a material adverse effect on our business, results of operations and financial condition.

Ballistics technology remains fundamentally similar to that of 50 years ago, generally being single barreled, magazine fed, fully mechanical systems, firing cased ammunition. There are existing ballistics companies who may have target markets similar to, if not the same as, ours. Such companies may be developing their own technology and products, which may ultimately compete with ours. Our technology may be perceived by our competitors as threatening existing markets and therefore may be resisted. As a result, we cannot be certain that we will be successful in commercializing our technology or that we will be able to penetrate the potential markets for our products. See Item 4B “Business Overview—Competition” for a further discussion of the competition in our market.

There may be reductions or changes in military expenditures

We anticipate that our primary customers will be the U.S. and Australian governments and the agencies of the U.S. and Australian governments’ Departments of Defense and the U.S. Department of Justice. We cannot predict future levels of defense spending with certainty and declines in military expenditures could materially adversely affect our results of operations and financial condition. The impact of possible declines in the level of defense procurement on our results of operations and financial condition will depend upon the timing and size of the changes and our ability to mitigate their impact with new business, business consolidations or cost reductions. The loss or significant curtailment of a material program in which we participate could have a material adverse affect on our future results of operations and financial condition.

We are subject to government regulation

Our ongoing research and development activities are, and the production and marketing of our products will be, subject to regulation by government authorities in Australia, the U.S. and in other countries where we may operate or market our technology. Prior to marketing, our technology and any product may be required to undergo rigorous testing as well as extensive regulatory approval processes. These processes may take many years and require us to expend substantial resources. Delays in obtaining regulatory approvals could adversely affect the development and commercialization of our technology and products and could have a material adverse effect on our business, financial condition and results of operations.

We will need to obtain operating licenses and permits. Such licenses and permits may be difficult to obtain and retain depending on government policies, customs, changes in political leadership, and other factors. We cannot assure you that we will continue to be in compliance with any such licenses or permits or any other governmental requirements. If we fail to comply with any such licenses or permits or any other governmental requirements it could have a material adverse effect on our business, financial condition and results of operations.

Our technology is also subject to regulation by the Australian federal government with respect to protecting classified information, including the Defence Industrial Security Program, the Crimes Act 1914 (Commonwealth) and the Defence Industrial Security Manual.

To the extent our activities under U.S. government contracts may require access to or result in the development of information classified by the U.S. government, such activities may become subject to U.S. government regulations, including the Defense Industrial Security Regulations and the National Industrial Security Program Operating Manual, which impose restrictions on a foreign company’s ability to control or to have access to information in the possession of a cleared U.S. company performing classified contracts. The U.S. and Australian governments have entered into a Statement of Principles for Enhanced Cooperation in Matters of Defense Equipment and Industry that is intended to facilitate sharing classified information between the governments and cleared companies. We recently completed the reorganization of Metal Storm Inc., our U.S. subsidiary, as a U.S. owned “small business”, as defined by applicable U.S Department of Defence requirements, which should allow Metal Storm Inc. to contract directly with U.S. government and defence agencies in accordance with U.S. Department of Defence requirements. See Item 8 “Financial Information—Significant Changes” for a discussion of the reorganization of Metal Storm Inc.

Products to be manufactured using our technology may also be subject to government regulation, including regulations governing use, specification, manufacture, handling, disposal, packaging, labeling, transport and import/export in Australia, the

U.S. and in each of the countries into which such products are intended to be exported. See Item 4B “Business Overview—Government Regulation” for a discussion of government regulations that we are subject to in Australia and the U.S.

If we enter into contracts with the U.S. government to supply technology or products we may also be subject to extensive U.S. government procurement laws and regulations. See “Risk Factors—There are risks inherent in U.S. government contracts” below for a more detailed discussion of these risks.

There are risks inherent in U.S. government contracts

Although we have not begun to commercialize our technology or to sell any products, in the future we expect that a significant portion of our sales will be associated with long-term contracts and programs for the U.S. government in which there are significant inherent risks, including risks particular to the defense industry. The primary risks relate to:

•	Contract Termination

Any contracts we may enter into with the U.S. government may be subject to termination by it either for its convenience or in the event of a default by us as the contractor. Termination for convenience provisions may only provide for the recovery by us of costs incurred or committed, settlement expenses and profit on work completed prior to termination. Termination for default provisions may render us liable for excess costs incurred by the U.S. government in procuring undelivered items from another source.

•	Loss of Appropriations

U.S. government contracts are usually conditional upon the continuing availability of U.S. Congressional appropriations. Congress usually appropriates funds for a given program on a fiscal-year basis even though contract performance may take more than one year. Consequently, at the outset of a major program, the contract is usually partially funded, and additional monies are normally committed to the contract by the procuring agency only as appropriations are made by Congress for future fiscal years. In addition, most U.S. government contracts are subject to modification in the event of changes in funding. Any failure by Congress to appropriate additional funds to any program in which we participate or any contract modification as a result of funding changes could materially delay or terminate such program and therefore have a material adverse effect on our results of operations or financial condition.

•	Procurement and Other Related Laws and Regulations

If we enter into contracts with the U.S. government we may be subject to extensive and complex U.S. government procurement laws and regulations. These laws and regulations provide for ongoing U.S. government audits and reviews of contract procurement, performance and administration. Failure to comply, even inadvertently, with these laws and regulations and with laws governing the export of munitions and other controlled products and commodities, and any significant violations of any other U.S. federal law, could subject us to potential contract termination, civil and criminal penalties, and under certain circumstances, suspension and debarment from future U.S. government contracts for a specified period of time. Any such actions could have a material adverse effect on our results of operations or financial condition.

Additionally, under U.S. government regulations for government contractors, a government contractor is subject to audit and review by the U.S. government of performance of, and the accounting and general practices relating to, U.S. government contracts. The costs and prices under such contracts may be subject to adjustment based upon the results of such audits.

•	Protection of Proprietary Technology

If we enter into U.S. government contracts, and in particular contracts which involve modification or development of our technology or products, we may face a risk that the U.S. government would seek to assert far-reaching rights to our inventions and technology. Such assertions could compromise our competitive position.

•	Changes and Adjustments

The U.S. government often directs changes in contract work, particularly in the case of products under development. Recovery of additional costs and profit attributable to the changed work may require a protracted effort which could adversely affect our cash flow.

•	Competitive Bidding and Domestic Preferences

We may need to obtain military contracts through either competitive bidding or sole-sourced procurement. We cannot be certain that we will be successful in having our bids accepted or, if accepted, that awarded contracts will be profitable. We may be disadvantaged in competing for contracts by laws and regulations that give preference to firms that offer products manufactured in the U.S. or to small or minority-owned businesses. We may also be disadvantaged by regulations limiting the access of non-U.S. citizens to classified information of the U.S. government or the use or storage of such information at facilities outside the U.S. We recently completed the reorganization of Metal Storm Inc., our U.S. subsidiary, as a U.S. owned “small business”, as defined by applicable U.S Department of Defence requirements, which is expected to allow Metal Storm Inc. to contract directly with U.S. government and defence agencies in accordance with U.S. Department of Defence requirements. See Item 8 “Financial Information—Significant Changes” for a discussion of the reorganization of Metal Storm Inc.

Additionally, inherent in either procurement process is the risk that if a bid is submitted and a contract is subsequently awarded, actual performance costs may exceed the projected costs upon which the submitted bid or contract price was based. To the extent that actual costs exceed the projected costs on which bids or contract prices were based, our potential profitability could be materially adversely affected.

There are risks associated with international operations

In July, 2001 we established our U.S. offices. We recently completed the reorganization of Metal Storm Inc., our U.S. subsidiary into a U.S. owned “small business”, as defined by applicable U.S Department of Defence requirements. See Item 8 “Financial Information—Significant Changes” for a discussion of the reorganization of Metal Storm Inc . We may establish operations and market our technology in other countries around the world outside Australia and the U.S. There are certain risks inherent in doing business on an international level, such as unexpected changes in regulatory requirements, trade barriers including import and export controls, tariffs, customs, duties, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, political instability, expropriation, nationalization, war and other political risks, fluctuations in currency exchange rates, foreign exchange controls which restrict or prohibit repatriation of funds, technology export and import restrictions or prohibitions and potentially adverse tax consequences, any of which could adversely impact the success of our international operations.

In addition, for the defense and ballistics industries, depending on government policies, customs, changes in political leadership, and other factors it may be difficult to obtain or retain requisite approvals. In some countries, we may need to enter a joint venture or other strategic relationship with one or more third parties in order to successfully develop and commercialize our technology and/or conduct our operations, and may be required by law to hold only a minority interest in any operating entity. To the extent we are a party to joint ventures, we may be subject to loss of proprietary information, risky business practices and other strategic decisions contrary to our business judgment. In addition, any international expansion could require a significant diversion of financial and technical resources and management attention from operations in Australia and the U.S. Further, we cannot be certain that laws or administrative practice relating to taxation, foreign exchange or other matters of countries in which we intend to operate will not change.

We may have product liability exposure in the future

The testing, marketing and sale of our technology may result in products that are used in situations that may result in serious, permanent bodily injury, or even death, to those involved. Our products may cause or be associated with these injuries. A person injured in connection with the use of our products may bring legal action against us to recover damages on the basis of claims including personal injury, wrongful death, negligent design, dangerous product or inadequate warning. We may also be subject to lawsuits involving allegations of misuse of our products. If successful, personal injury, misuse and other claims could have a material adverse effect on our business, operating results and financial condition. If, in the future, we decide to manufacture applications of our technology ourselves, we will seek to secure product liability insurance, however, significant litigation could result in a diversion of management’s attention and resources, negative publicity and an award of damages in excess of our insurance coverage.

Public attitudes and the manner that we and our technology are portrayed by the media may have an effect on our business, results of operations and financial condition and on our marketing efforts

Public attitudes towards our technology and products may alter from time to time and may vary in different parts of the world. Such attitudes may adversely affect our ability to successfully market our technology and could therefore adversely affect our results of operations and financial condition. Media reports which emphasize or focus on the lethal capabilities of our technology, instead of the benefits which the technology can provide in respect of military, law enforcement and commercial applications, could influence the public’s perception of us and affect our ability to successfully promote our technology.

We may be dependent on third party manufacturers

We currently do not have any manufacturing capabilities. However, in the future, we may be required to enter into contracting arrangements with third party manufacturers in order to manufacture our products for large-scale, later-stage testing. If we need to use a third party to manufacture all, or a portion of, our products we cannot be certain that we will be able to enter into satisfactory arrangements with such contract manufacturers. If, at any time, we are unable to maintain or expand, as necessary our manufacturing capabilities, or contract for manufacturing on acceptable terms, our ability to conduct tests with our products will be adversely affected, resulting in delays in submissions for regulatory approvals.

We may also need to develop manufacturing resources, enter into collaborative arrangements with other parties who have established manufacturing capabilities, or have third parties manufacture our products on a contractual basis. We cannot be certain that we will have access on acceptable terms to the extensive additional financing, qualified personnel and relevant technologies that would be required in order for us to scale-up production and develop effective commercial manufacturing processes and technologies, or that we will be able to enter into collaborative or contractual arrangements on acceptable terms with parties that will meet our requirements in respect of quality, quantity and time lines.

We are not currently paying dividends and we may not pay dividends in the future

Until we make a profit, our directors will not be able to recommend that any dividends be paid to our stockholders. Our directors will not resolve a formal dividend policy for us until we generate profits. Our future profitability will depend on future earnings, as well as our working capital requirements. Our directors’ current intention is to reinvest our income in the continued development and operation of our business. We may continue to generate operating losses on research projects until such time as our technology, or products resulting from research into our technology, are successfully commercialized. There are a number of factors beyond our control and our directors’ control, for example changes in technology, market competition, exchange rate fluctuations and governmental policy, which may also impact on our profitability and ability to pay dividends.

We have been, and may again be, classified as a passive foreign investment company for U.S. federal income tax purposes.

We believe that we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in 1999, 2000 and 2002, but not in 2001. We expect to conduct our affairs so that we will not be a PFIC in 2003, but we can offer no assurances in this regard.

For any U.S. holder that owns our American Depositary Shares or ordinary shares during any taxable year in which we qualify as a PFIC, our status as a PFIC could, among other things, have a material effect on the timing and character of income and gain, for U.S. federal income tax purposes, with respect to the holder’s American Depositary Shares or ordinary shares. It could also have a material adverse effect on the amount of U.S. federal income tax owed by the U.S. holder as a result of owning or disposing of American Depositary Shares or ordinary shares.

See Item 10E “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Status” for a more detailed description of the U.S. tax consequences of owning stock in a PFIC.

U.S. holders are urged to consult their tax advisors regarding the consequences of owning and disposing of American Depositary Shares or ordinary shares, including the desirability of making, and the availability of, certain elections with respect to our American Depositary Shares or ordinary shares.

U.S. Investment Company Act of 1940

The U.S. Investment Company Act of 1940 (the “1940 Act”) restricts the ability of a non-U.S. company that is an “investment company” to offer and sell securities in the U.S. An “investment company” is defined in the 1940 Act as a company “primarily engaged” in the business of “investing, reinvesting, owning, holding or trading” in securities that meets certain other requirements. We are now, and have always been, engaged in the business of research and development with respect to, and the commercialization of, our electronic ballistics technology, and we have never represented ourselves as being engaged in the business of investing in securities. Because of the unique nature of the development of weapons technology, the high cost of such development and the need to establish cooperative programs with military and defense agencies and their related research arms and with military and defense manufacturers, we have necessarily conserved our cash for future needs. Pending future applications, we have invested our funds in conservative instruments (see note 2 to our financial statements). Our U.S. counsel has advised us that, while there are no SEC precedents that apply to a company exactly like Metal Storm, they believe that under a proper interpretation of the 1940 Act and existing SEC standards—as applied to our special situation—we should be regarded as primarily engaged in a business other than investing, reinvesting and holding securities and, therefore, should not constitute an “investment company” within the meaning of the 1940 Act. Our counsel’s interpretation of the 1940 Act is, of course, not binding on the SEC, and the SEC is not precluded from changing its own interpretations. We intend to continue to monitor our status under the 1940 Act and to conduct our corporate cash management and other activities so as not to constitute an “investment company” within the meaning of the 1940 Act.

Item 4.	Information on Metal Storm

A. History and Development of Metal Storm

Our legal name and commercial name is Metal Storm Limited. We were incorporated under the laws of the State of Queensland, Australia, on April 13, 1994. Our principal office is located at Level 34, Central Plaza One, 345 Queen Street, Brisbane, Queensland, 4000. Our telephone number is 011-61-7-3221-9733. Our website address is www.metalstorm.com. Information on our website and websites linked to it does not constitute part of this annual report. In July 2001, Metal Storm Inc. opened an office in Arlington, Virginia, which is close to the head office of the U.S. Department of Defense. Our agent for service in the U.S. is Charles A. Vehlow, 4350 N. Fairfax Drive, Suite 810, Arlington, VA 22203.

On April 13, 1994, we issued one share to each of Mr. J.M. O’Dwyer and Mrs. R. O’Dwyer for A$1.00 (approximately $0.72) per share. On May 4, 1994, we acquired patents and intellectual property from Mr. J.M. O’Dwyer relating to our technology. In consideration for these patents, we issued to Mr. J.M. O’Dwyer 1,125,000 ordinary shares. Between May 1994 and March 1999, a total of 2,625,000 ordinary shares were issued to a variety of investors raising a total of A$1,993,875 (approximately $1,456,646).

In anticipation of our initial public offering in Australia, on March 31, 1999, we effected a 21.4 to 1 stock split which increased our issued capital from 3,750,002 to 80,250,042 ordinary shares. On June 9,1999, we raised A$12 million (approximately $7.7 million) in an initial public offering in Australia by offering and selling 4,000,000 ordinary shares at an issue price of A$3.00 ($1.94) per share. Immediately after that offering we had a total of 84,250,042 ordinary shares outstanding. Our ordinary shares were listed on the Australian Stock Exchange on July 8, 1999, under the symbol “MST.” On May 31, 2000, we effected a 5 to 1 stock split thereby increasing our issued capital from 84,250,042 to 421,250,210 ordinary shares. In March 2001, we raised $1 million in a private placement of 1,390,154 ordinary shares at a price of A$1.45 ($0.728) per share. In May 2001, we raised a further $500,000 in a private placement of 658,194 ordinary shares at a price of A$1.45 ($0.728) per share. The proceeds from each of these private placements were used for working capital. On June 1, 2001, we issued 100,000 ordinary shares to GTH Capital, Inc. or its nominees pursuant to a contract for consultancy services, including arranging introductions with a range of U.S. investors and assistance with our Nasdaq listing. The price of the shares was A$1.33 ($0.68) per share. On June 28, 2001, we also issued 5,000 ordinary shares to Lynette Wetzig (wife of Mr. Wetzig, our former General Manager—Commercial and Company Secretary) upon exercise of options granted in consideration for Mr. Wetzig’s employment. The exercise price of the options was A$0.545 ($0.28) per share. On May 26, 2002, we issued 500,000 ordinary shares to General Downing, then a former director, upon exercise of options granted to him on May 26, 2000.

In August 2002, we raised an additional A$9,192,755 (approximately $5 million) in working capital through a private placement to institutional and private investors. This placement comprised the issue of 14,142,700 ordinary shares at A$0.65 ($0.35) per share. The total capital raising costs attributable to this placement was $15,777. On September 24, 2002 and October 17, 2002, shareholders exercised 6,958 and 8,899 stock options, respectively, in each case at an exercise price of A$0.65 ($0.36) for one share per option, for total proceeds of $5,617. On September 24, 2002, 766,488 and 50,000 shares were issued to a non-employee and an employee, respectively. No proceeds were received for these shares. The 766,488 shares were issued to a non-employee as consideration for consultancy services received. The 50,000 shares issued to an employee were issued in accordance with the terms of an employment agreement. The value attributed to these issuances was $216,824 and $14,416, respectively.

In August 2000, we commenced a Level 1 American Depositary Receipts (“ADR”) program with the Bank of New York as depositary and our ADRs traded on the over the counter market. On December 12, 2001, we commenced a Level 2 ADR program with the Bank of New York as depositary and our ADRs commenced trading on the Nasdaq SmallCap Market under the ticker symbol “MTSX” on that date.

Since the beginning of our last four financial years to the date of this annual report we have not made any material capital expenditures or divestitures. We have no material capital expenditures or divestitures currently in progress.

B. Business Overview

We are an electronic ballistics company. We own the proprietary rights to ballistics technology incorporating a 100% electronic firing system. Our technology provides electronically programmable rates of fire from conventional to previously unobtainable rates in excess of 1,000,000 rounds per minute.

Description of our Technology

We believe that currently there is no ballistics technology comparable to our own. The rate of fire from a weapon using our technology significantly exceeds existing rapid-fire weaponry. Conventional ballistics technology requires that each bullet is loaded into the firing barrel successively. This results in a time lag between each projectile being fired and limits the number of projectiles that can be fired in a particular time frame. The rates of fire which can be achieved using conventional technology generally range from approximately 175 rounds per minute up to 700 rounds per minute. Some conventional weapons can fire in the vicinity of 6,000 rounds per minute, but such rates are difficult to sustain.

By comparison, during live fire testing using our technology, and over an extended period of time under the control and scrutiny of ballistics experts, we have fired at much faster rates. Our electronic firing demonstrations have included a single barrel, a six barrel and a 36 barrel prototype. Some examples include, 15 rounds of 9 millimeter ammunition at the designed burst rate of 45,000 rounds per minute from one barrel and a single test barrel has fired 15 rounds beyond the designed maximum burst rate at, 120,000 rounds per minute. In addition, a 36 barrel concept prototype weapon has fired a 180 round burst at a rate of more than 1,000,000 rounds per minute.

Our technology achieves its performance through the concept of numerous bullets stacked in a barrel, with each bullet separated by a propellant load, such that the leading propellant can be reliably ignited to fire the bullet, without the resulting high pressure and temperature causing unplanned blow-by ignition of the following propellant load, and without collapse of the projectile column in the barrel.

We have accomplished this by inventing a projectile which, on the one hand, expands and locks in the barrel in response to high pressure immediately in front of the projectile, but which, on the other hand, fires like a normal projectile in response to high pressure immediately behind the projectile. As a result, each projectile in turn can be fired in sequence from the barrel. An individual barrel tube provided with an electric priming system to ignite the propellant that is loaded with numerous rounds and which does not have any ammunition feed, ejection system, breech opening, or any mechanical operation, is in effect an operational weapon.

Barrels can be grouped in any configuration required for a particular application. The weapon is simple, compact and has no moving parts, no separate magazine and no ammunition feed or ejection system. Other than ancillary systems such as recoil control, target acquisition and turreting systems, the only moving parts in our technology are the projectiles.

Our technology enables multiple barrels to be formed together as an electronically fired pod of barrels, and also enables full electronic control of each individual barrel in the pod. This provides a capability not available from any other conventional weapon system. For example, the pod of barrels can be precisely controlled to fire one or more barrels, or all barrels. This capability allows projectiles to be grouped and fired in a variety of programmable configurations and patterns, such as consecutive curtains of projectiles. We are developing a pod of barrels that can be loaded (or reloaded if necessary) with both lethal and non-lethal ammunition, as well as different types of projectiles for a particular application. This offers more flexibility than traditional rapid-fire weapons. It also has advantages over traditional rapid-fire weapons in relation to maintenance, reliability and logistics.

Our technology can be used across a wide range of calibers and has broad military and law enforcement applications. In addition, since the events of September 11, 2001, we have been developing a number of concepts for counter-terrorism and homeland security applications. The outcomes of our research and development in calibers up to 60 millimeter are also applicable in a variety of commercial sectors. Commercial applications of our technology we are currently pursuing include fireworks, fire fighting, industrial fastening and oil and mineral exploration.

Features and benefits of our technology

Our technology has the following features and benefits:

•	electronically programmable rates of fire from single shots to ultra-rapid rates;

•	no moving parts, resulting in increased reliability and availability because there is less maintenance required and decreased possibility of malfunction;

•	increased fire power to weight ratio resulting in a lighter weapon with greater firepower compared to conventional weapons;

•	modular ammunition boxes or pods which operate as a complete weapon system in one container and which is more compact, lighter and should cost less than conventional weapons;

•	100% electronic operation which provides for a new range of control and firing capabilities including programmable rates of fire, electronic history of operation and audible confirmation of settings;

•	grouping of multiple calibers and multiple lethalities in one gun allowing the user to vary the use to a specific situation;

•	numerous hybrid configurations and special forces applications which result in enhanced capabilities for use behind enemy lines;

•	low power consumption;

•	reduced manpower requirements in the logistics chain; and

•	ultra-fast second round strike capability before recoil effect.

The operation and capabilities of our technology provide the potential to create unconventional weapons systems of advantage which are not available using existing mechanical systems.

Research and Development

At present, we have not completed developing our technology and have not yet begun to market or generate revenue from the commercialization of our technology. We are continuing to expand our product development and are working toward commercialization of our technology and the commencement of manufacturing operations either ourselves or through subcontractors or other parties. See “Plan of Operation” below for a further discussion of our plans for commercialization of our technology.

Since inception, our operations have been financed primarily from capital contributions by our stockholders, the proceeds from our Australian initial public offering, various private placements and stockholder capital contributions, interest earned on those proceeds and interest income from cash and cash equivalents. We have also received grant income from our research and development contracts. Generally, under these research and development contracts we, along with consortium members such as Science Applications International Corporation (“SAIC”) and subcontractors such as Alliant Integrated Defense Company, LLC (“Alliant”), a subsidiary of Alliant Techsystems Inc., and Custom Analytical Engineering Systems, Inc (“CAES”), research and develop a prototype in accordance with the specific agreement. We also enter into collaborative industry agreements with various teaming partners, such as StratCom International LLC and Schappell Automation Corporation to develop our technology in accordance with specific agreements. The work on our U.S. program, the Advanced Sniper Rifle Program research into high pressure applications, which was terminated in June 2002, was generally conducted in the U.S. at facilities of SAIC, Alliant and CAES under the scrutiny of the U.S. Defense Advanced Research Projects Agency (“DARPA”). The basis on which research in the area of high pressure will continue is currently being developed. Research into our technology is also performed at the Weapons System Division of the Defence Science and Technology Organisation (“DSTO”), which forms part of the Australian Department of Defence, in Adelaide, Australia and by us in Brisbane, Australia. We are contributing or have contributed research under the following key agreements:

Advanced Individual Combat Weapon Agreement

In May 2001, the Australian Department of Defence approved a three year program valued at A$3.4 million (approximately $2.2 million) to develop, in conjunction with an international consortium consisting of international defense companies, a capability technology demonstrator for a hybrid electronic/mechanical assault rifle, which they have named the “Advanced Individual Combat Weapon”. We believe the Advanced Individual Combat Weapon has the potential to replace the Australian Army’s current assault rifle. The proposal plans to integrate our technology with an individual combat weapon and a range of other technologies to fire 40 millimeter bursting munitions in addition to the North Atlantic Treaty Organization’s (“NATO”) standard 5.56 millimeter kinetic rounds. In November 2001, DSTO announced that it had successfully developed an early-stage prototype Advanced Individual Combat Weapon.

This weapon is being developed under a program undertaken by DSTO in collaboration with us and Tenix Defence Systems, to produce three fully operational Advanced Individual Combat Weapon prototypes for further military testing. The agreement to formalize the consortium members’ rights and obligations was finalized on September 13, 2002 and has a five-year term. Of the A$3.4 million (approximately $2.2 million) we have committed to funding A$500,000 (approximately $330,000). As at July 10, 2003, we had paid A$150,000 (approximately $100,000) under this program. The other consortium members have committed approximately A$2.9 million (approximately $1.9 million) in cash and/or contributions of resources.

The Advanced Individual Combat Weapon will combine the fire power of two barrels, with the bottom barrel planned as an upgraded version of the current STEYR AUG assault rifle, firing NATO standard 5.56 millimeter ammunition. The top barrel is intended to add advanced capabilities to the weapon, being capable of firing different types of 40 millimeter projectiles, including bursting projectiles through to less-than-lethal projectiles. The 40 millimeter barrel will incorporate our electronic ballistics technology, with the projectiles stacked in-line directly in the barrel, thereby removing the otherwise mechanical components and the magazine.

Under the Advanced Individual Combat Weapon Program, we will retain the ownership of intellectual property related to our technology and any developments and improvements to our technology. Other consortium members bringing proprietary technology to the program will retain the rights to their technology and to developments and improvements to their technology.

Area Denial Weapon System Agreement

In June 2000 the Commonwealth of Australia approved a three year program valued at A$3.25 million (approximately $2.1 million) to develop, in conjunction with an international consortium consisting of international defense companies, a prototype mortar box system for an area denial weapons system for use in minefield replacement. The objective of this program is to develop a multi-barrel mortar box capable of launching 40 millimeter ammunition at electronically variable and ultra-rapid rates of fire.

We are undertaking this program in collaboration with DSTO, DARPA, and an international consortium, which includes NICO Pyrotechnics. The agreement to formalize the consortium members’ rights and obligations was finalized on May 1, 2002 and has a five-year term. We have committed to funding A$700,000 (approximately $462,000). As at July 10, 2003, we had paid A$250,000 (approximately $165,000) under this program. The other members of the consortium have committed approximately A$2.05 million (approximately $1.4 million) in cash and/or contributions of resources in addition to our own contributions. Under the Area Denial Weapon System Program we will retain the ownership of the intellectual property related to our technology and any developments and improvements to our technology. Other consortium members bringing proprietary technology to the program will retain the rights to their technology and to developments and improvements to their technology.

Small Business Innovation Research Programs

Our technology has led to the successful award of four out of five Small Business Innovation Research programs applied for in 2002. SBIR programs are funded in phases and provide approximately A$300,000 (approximately $198,000) in the first phase over a six month period, followed by up to A$1.4 million (approximately A$924,000) for phase 2 development. To date, we have received A$90,909 (approximately $60,000) in revenues under these programs.

The U.S. Department of Defense SBIR program funds early stage research and development projects which serve defence needs and have the potential for commercialization in private sector or military markets. SBIR proposals pass through three phases. Phase I is a six-month commercial feasibility concept stage. Success at this level can lead to an invitation to participate in a phase II award of up to $750,000 over two years to develop the proposal to prototype stage. Phase III requires private sector funding to take the technology to commercialization. In addition, the SBIR program provides for private funding into Phase II which can fast-track approvals and attracts up to $4 from the U.S. Department of Defence for every $1 of private contribution, thereby leveraging private sector investment.

SBIR programs awards to us to date include:

•	US Missile Defense Agency. On November 27, 2002 the U.S. Department of Defense Missile Defense Agency made two SBIR phase one awards to our teaming partner, StratCom International LLC. Both awards include the application of our technology. The first SBIR is for a stratospheric missile-intercept launch system which combines the StratCom strategic airship’s wide area early detection and tracking capability with our electronic ballistic technology. The second SBIR combines StratCom’s stratospheric airship platforms with our technology to improve kill vehicle reliability by enlarging its destructive volume. See “Teaming Agreements” below for a description of our teaming agreement with StratCom International LLC.

•	U.S. Army Research Office. On December 16, 2002 the U.S. Army Research Office made a phase one SBIR award to our teaming partner Schappell Automation Corporation Inc. The program provides for a lethal and less than lethal Metal Storm weapon pod system. The objective of this SBIR program is to develop the use of our electronic ballistic technology to deliver special projectiles from a multi-barrel pod which can be either hand-held or mounted on a robot. See “Teaming Agreements” below for a description of our teaming agreement with Schappell Automation Corporation Inc.

•	U.S. Office of Naval Research. On January 16, 2003 the U.S. Navy’s Office of Naval Research made a phase one SBIR award to our teaming partner Schappell Automation Corporation Inc. This SBIR program utilizes our electronic ballistic technology in an innovation weapon system which can deliver a variety of projectiles against a number of different threats. The system is designed for use on naval vessels for close in threats and can also be used to protect port facilities and berthed ships.

National Institute of Justice Smartgun Project

On October 21, 2002 we signed a cooperative agreement with the U.S. National Institute of Justice (“NIJ”) for a project to plan the development of our 100% electronic handgun system into a ‘smart gun’, building on our successful law enforcement prototype, the O’Dwyer VLe handgun. The agreement is valued at A$396,000 (approximately $261,000) with the NIJ providing A$336,000 (approximately $222,000). The NIJ is the research and development arm of the U.S. Department of Justice. Since 1994 the NIJ have been working to develop, test and incorporate ‘smart gun’ technologies that will reduce deaths and injuries resulting from the use of weapons taken from law enforcement officers. Smart guns provide for a handgun which operates only for the authorized user.

The project, which was completed in March 2003, provided in-depth analysis into the design, use, manufacturing processes and cost elements of delivering a production safe firearm to the law enforcement community of the United States and potentially other police and military forces internationally. We lead the project serving as ‘prime’ contractor.

DSTO Research Agreement

On April 20, 2001 we entered into a five year research agreement, which was amended in September 2002, with the Commonwealth of Australia represented by DSTO. Pursuant to this agreement, as amended, we have granted DSTO a non-exclusive, world-wide, perpetual license to use our scientific and technical know-how and information in relation to our gun hardware and gun system technology for defense use and international collaboration.

This agreement also specifies our intellectual property ownership rights, and sets out the terms and conditions under which we may commercialize the technology developed under it. In particular, this agreement provides that any improvements of our gun hardware or gun system technology, including the intellectual property, developed or acquired by or for DSTO from DSTO’s further research, will be owned by us. However, we must pay royalties to DSTO at agreed rates if we commercialize such improvements.

This agreement and its two predecessor agreements, an Evaluation and Research Agreement and an Industry Alliance Agreement which terminated on December 19, 2000 and April 20, 2001 respectively, provide and set the framework for, international collaboration between DSTO and research agencies of other countries in respect of study and development of our technology. It was pursuant to these agreements that the Collaborative Agreement between DSTO and DARPA described below was made possible.

DSTO has successfully developed and in October 2001, test fired a lightweight, 40mm, multi-shot cartridge as part of the research being conducted under this agreement. The cartridge is constructed of a lightweight carbon composite material and is approximately one-fifth of the weight of a cartridge of the same dimensions made of steel. This will enable us to provide an easy reload capability for a number of applications. We plan to extend the use of carbon composite materials into our other applications, for example the O’Dwyer VLe handgun.

DSTO research efforts into the high pressure application of a development of our technology resulted in the first successful firing of a high pressure, stacked round .50 caliber prototype system with chamber pressures exceeding 72,000 pounds per square inch on July 11, 2002.

DSTO Technology License Agreement

On April 20, 2001 we entered into an agreement with the Commonwealth of Australia to license from DSTO certain technology which DSTO has used as a design, evaluation or modeling tool in appraising our gun system technology. We also have the right to improvements in the DSTO technology developed during the term of the license agreement.

This agreement is for five years or such further period as we agree with DSTO, however, this agreement will in any event terminate at the same time as the DSTO Research Agreement. This agreement provides that if we commercialize any of the DSTO technology described above we must pay DSTO a royalty calculated on our gross revenues on manufacture, sales or licensing, after taking into account the proportion of the value of DSTO’s intellectual property incorporated into the products based on our technology.

Collaborative Agreement between DSTO and DARPA

In October 2000 the Commonwealth of Australia represented by DSTO and the U.S. represented by DARPA, entered into a joint research agreement pursuant to which DARPA and DSTO may commit up to A$81 million (approximately $53 million) in cash or contributions of resources. We are not a party to this agreement. The purpose of this agreement is for the Australian and U.S. defense departments to jointly evaluate our technology to determine whether it is suitable for a range of military applications.

Under Phase 1 of the research program, DSTO and DARPA have committed approximately A$43 million (approximately $28 million) comprising both cash and contributions of resources to the development of modeling and experimental tools to enable in-depth research of the dynamics of our technology and the parameters of several specific applications, including a sniper rifle application. It is intended for Phase 1 to be complete by the end of 2003.

Upon successful completion of Phase 1, DSTO and DARPA may commit up to a further A$38 million (approximately $25 million) comprising both cash and contributions of resources for Phase 2. Phase 2 will focus on furthering the application of our technology to a number of other military end-uses, including area denial weapons and vehicle self defense systems.

Although we are not a party to the DSTO/ DARPA agreement, up to $41 million in cash or contributions of resources may be spent on researching and modeling our technology for defense applications. We retain the ownership of our technology and any developments of our technology from the DSTO/DARPA program. We have granted DSTO and DARPA the right to use any developments of our technology for research, development, evaluation and testing purposes but not the right to commercialize the technology.

On March 18, 2002, DSTO research efforts resulted in the first successful test firing of a 60 millimeter projectile from our weaponry system in Adelaide.

DARPA/Metal Storm/SAIC Advanced Sniper Rifle Program and Additional Studies

In March 2000 we and SAIC entered into an agreement with DARPA to develop our technology in a number of high pressure applications for possible future use by the U.S. defense forces. This program, which was terminated in June 2002 for the reasons described below, was to fund the development of a high-energy long-range advanced sniper rifle for the U.S. military, investigate the application of our technology to a range of other military applications and to provide for licensing for manufacture to enable military procurement of successful developments. Under this agreement, DARPA agreed to provide approximately $10.6 million over three years jointly to us and SAIC as prime contractor for research, development and testing performed under this agreement. This agreement did not identify individual responsibilities for us or SAIC, nor did it identify the payment process. Accordingly, we entered into an agreement with SAIC dated November 29, 2000 as amended on June 29, 2001. This agreement provided for total scheduled payments to us of approximately $1.2 million over three years and upon the accomplishment of specified milestones under the head agreement between us, SAIC and DARPA. As of December 31, 2002 we had recognized as income a total of $437,523 under this agreement, including $5,385 during 2002.

SAIC entered into subcontract agreements with CAES and Alliant to undertake work to develop the advanced sniper rifle system in accordance with the statement of work provided in the head agreement between us, DARPA and SAIC. Under these subcontract agreements and upon accomplishment of specified milestones, SAIC was scheduled to pay approximately $1.7 million to Alliant and approximately $2.3 million to CAES from monies payable to SAIC under this agreement.

This agreement also provided that together with SAIC we are required to repay funds to DARPA equal to a percentage of the total funds disbursed under this agreement. Repayment was required only from and to the extent that royalties are paid by licensees of program technology developed under this agreement. The U.S. government would be entitled to a percentage of any royalty paid to SAIC and to us by licensees. Further, if we acted as manufacturer of any device or associated technology developed under the Advanced Sniper Rifle Program we must repay DARPA a percentage of total sales of any such device or associated technology.

In October 2000 DARPA approved the consortium of Metal Storm and SAIC to conduct studies of three further applications under the Advanced Sniper Rifle Program. The three studies were:

•	Area Denial and Minefield Replacement Pod. This study, completed in June 2001, focused on developing a design concept for an area denial and minefield replacement pod for use in both mobile and fixed applications. We intend this application of our technology to replicate the area denial capabilities of anti-personnel landmines in a manner which does not include placing explosives in or on the ground, and as a result does not cause the civilian casualties associated with the conventional landmines after a conflict ceases. The study also looked at integrating sensor and guidance firing systems, with manual firing systems to allow soldiers to better select targets in order to further reduce civilian and friendly-fire casualties. This study also complements the existing area denial weapons system program sponsored by DSTO.

•	Gun Pod for Remotely Operated Robotic Vehicles. This study, completed in June 2001, focused on developing a conceptual design for a multiple barrels gun pod for use on robotic vehicles and unmanned aerial vehicles. One of the scenarios explored in the study was the provision of active protection for surveillance aircraft, such as the Joint Surveillance Target Attack Radar System (“JSTARS”) or other high-value aerial assets by an unmanned combat aerial vehicle armed with one of our gun pods. JSTARS systems are carried aboard long-range surveillance aircraft, designed to locate, classify and track ground targets in all weather conditions, day or night. JSTARS gives allied commanders the information necessary to make effective decisions by providing real-time situational awareness. The study also examined the potential to incorporate our technology on ground-based robotic vehicles.

•	Close-In Weapon System for Naval and Vehicle Defense. This study completed in February 2002, focused on developing a proposed design for a high performance weapon system designed to protect naval vessels and strategic ground vehicles from attacks by individual or massed small craft, including power boats and light aircraft. The conceptual design allowed for different calibers and ammunition types to provide a variable range of firepower which would respond to different threat levels.

As outlined at our annual general meeting in April 2002, two independent efforts in the high technical risk area where internal breach pressures exceed 50,000 pounds per square inch had been pursued. In the U.S. this effort had been led by SAIC through the Advanced Sniper Rifle Program funded by DARPA, with support from us, Alliant and CAES. In Australia, this effort had been conducted by DSTO under the DSTO Research Agreement. Both the U.S. team and the Australian team, utilizing different approaches to the same difficult task, had achieved results. Following the first successful firing by DSTO as a result of its high pressure research efforts on July 11, 2002, we announced that we were refocusing our resources in the area of high pressure. As the DARPA and SAIC effort under the Advanced Sniper Rifle Program has not shown promise, we, DARPA and SAIC mutually agreed not to proceed with the program. The Advance Sniper Rifle Program was terminated in June 2002, and no further funds were subsequently received under this program.

We are currently developing the basis under which further development in the area of high pressure ballistics technology research will occur.

SAIC Agreement

On October 17, 1998 we entered into an initial agreement with SAIC under which we granted SAIC an exclusive license to make, use, offer, sell, reproduce and publicly display, certain of our core technology, that is our key technology which is covered in our patents and patent applications, in order to facilitate marketing and commercialization of that core technology. The initial agreement had a three-year term.

On October 17, 2002 we entered into an amended, non-exclusive business development agreement with SAIC. The amended agreement, which has a three-year term, allows us to continue our business relationship with SAIC as well as develop business relationships with other major defense or commercial companies. The amended agreement grants SAIC a non-exclusive license to make, use, offer, sell, reproduce and publicly display, certain of our core technology, but only in connection with bids and potential bids for research and development programs and the conduct of research and development programs that have received our prior approval. Furthermore, the non-exclusive license is limited geographically to use in the U.S., Europe and the United Kingdom.

Under the amended agreement, SAIC may bid for funding from government or commercial entities, or conduct certain research and development programs in relation to our technology, subject to us approving the program and the financial arrangements. In any successful bid, we must license the technology to the appropriate government or commercial entity and, if necessary, grant further rights to SAIC to enable SAIC to conduct the successful research and development program.

The amended agreement allows us to submit bids as a prime contractor for funding from government or commercial entities. If successful, we have agreed that we will use SAIC as a sub-contractor, subject to any requirements made by a government or commercial entity.

The SAIC agreement, as amended, allocates ownership of and licensing rights to certain improvements made to our core technology, to us and to SAIC depending on factors such as:

•	whether the improvements were made by us, SAIC, or us and SAIC jointly;

•	whether the improvements were the result of a research and development program; and

•	whether the improvements relate to a barrel assembly.

In circumstances where the improvements to the core technology are owned by us, we must license them to SAIC at no additional cost. In circumstances where the improvements to the core technology are owned by SAIC, SAIC must license them to us at no additional cost.

We have not yet received any money from SAIC under this agreement. However, we expect to receive royalty payments from SAIC in relation to any research and development programs entered into by them and their commercial and/or government customers.

NICO Pyrotechnik Agreement

On October 17, 2002 we entered into a technology development agreement with NICO Pyrotechnics relating to the commercial development of munitions module components from the Area Denial Weapon System Program.

Teaming Agreements

•	StratCom International LLC. On November 25, 2002 we entered into an exclusive teaming agreement with StratCom International LLC for the development and production of some of our specific ballistic products as they apply to the StratCom stratospheric airship. The teaming agreement recognizes several near-term applications of our technology for the stratospheric airship, which is a very-high-altitude airborne vehicle, designed to provide command and control facilities for asset protection and contains its own integral self defence capabilities. StratCom was formed to investigate and develop the benefits of stratospheric airships for military and civil applications. StratCom negotiated an exclusive arrangement with Lockheed Martin Naval Electronics and Surveillance Systems (formerly Goodyear Aerospace Division), and has won several contracts with the U.S. Department of Defense. StratCom’s primary focus is in military stratospheric airships and telecommunications. Our teaming agreement with StratCom allows us to participate in two Small Business Innovation Research (“SBIR”) program awards made by the U.S. Department of Defense Missile Defense Agency, which both include the application of our electronic ballistic technology. See “Small Business Innovation Research Programs” below for a further description of these awards.

•	Schappell Automation Corporation Inc. On December 16, 2002 we entered into a teaming agreement with Schappell Automation Corporation Inc. Schappell Automation Corporation has extensive experience in robotics and automated weapon systems. The company has been responsible for a series of remotely controlled and autonomous land vehicle programs including the design, building and testing of DARPA’s Autonomous Land Vehicle as well as a number of other key programs. Our teaming agreement with Schappell Automation Corporation allows us to participate in two SBIR program awards which employ our technology as the ballistic component of the U.S. Department of Defense weapon system.

•	VISTA Controls Inc. On January 22, 2003 we entered into a teaming agreement with VISTA Controls Inc., a Curtiss-Wright company for research, development, construction and demonstration of our Repeatable Access Denial System (“RADS”) technology. Under this agreement our stacked round RADS system will be combined with VISTA’s stabilized weapons platform, acquisition sensor, integrating software and fully integrated user console. We and VISTA will conduct system performance studies and functional capability assessments of this weapon system to produce a fully integrated RADS demonstrator. The RADS system is intended to be used for very close in defense and can be utilized against small, lethal, rapidly-moving hostile threats, either on land or at sea. It also incorporates our new generation firing system which substantially reduces the complexity of the ballistic component of the weapon.

Applications of our Technology

We have not begun to market products or generate revenue from commercialization of our technology. Our technology will require further investment, research, development, testing and possible regulatory approval prior to any commercial sales. We believe that the potential applications of our technology relate to:

•	military, and law enforcement applications;

•	counter-terrorism and homeland defense applications; and

•	commercial applications.

Military and Law Enforcement Applications

We believe that the most immediate applications of our technology are the military and law enforcement applications, including both small arms and heavy caliber weapons.

From the range of potential applications for our technology we are focusing on five areas which we believe have the potential for short to medium term commercialization and for which a stated military need has been expressed. These areas are:

•	an area denial weapon system;

•	a hybrid electronic/mechanical assault rifle;

•	close-in weapon systems or RADS system;

•	the O’Dwyer VLe handgun; and

•	ammunition.

While our board has not adopted specific commercialization and marketing plans in respect of our technology, we expect to utilize a variety of commercial arrangements including licensing our technology, entering into contracts with third parties to manufacture our products, alliances or joint ventures with established defense industry organizations and the acquisition of a defense contractor with technology complementary to ours.

In addition, we believe that the research and development efforts associated with the potential applications listed above will provide capability for many other applications in a variety of commercial sectors.

Area Denial Weapons System

Our Technology

Finding an alternative to conventional landmines is a high defense priority for governments around the world. We are using our technology to develop an area denial weapons system which will be a field deployable system based on the integration of multiple barrels known as a pod, a sensor system and a “man in the loop” capability for command and control. We believe that the area denial weapons system that we are developing will provide a safer and more accurate alternative to conventional minefields. It will also be compliant with the Ottawa Convention which binds signatories to discontinue using, stockpiling, producing and transferring anti-personnel landmines.

The area denial weapons system that we are developing differs from conventional minefields in that it places no active explosives in or on the ground. Rather, the system works by strategically positioning boxes of massed barrels or pods. Each pod consists of multiple barrels containing various projectiles which may be ammunition, cameras, sensors or non-lethal ammunition. The pods are placed directly on the ground and can be adjusted to cover part of a target area. A series of pods can be used to cover a larger target area. The pods are then linked via radio transmitters to a single control unit, which in turn can be controlled by a soldier, “man in the loop”, from a remote location. Once the controller is alerted to trespassers in the target area by sensors, each pod may be electronically programmed to fire at any intruder that is detected within its area of fire, with confirmation by a soldier that the intrusion is a threat.

We believe that the area denial weapons system that we are developing has many advantages over a conventional minefield. These advantages are that:

•	it can be easily adapted to fire a large range of payloads including sensors, such as cameras or infra red sensors and lethal and non-lethal munitions;

•	the strength of response by the system can be varied to suit the threat and the same area can also be targeted as often as required;

•	all functions can be performed remotely by a soldier at a computer. For example, the system will allow a single soldier to remotely blanket the target area with 1800 grenades and 360 heavy mortar rounds in 0.25 seconds. After the hostilities have ceased, no explosive devices are left in or on the ground thereby leaving the target area “clean”; and

•	in a conventional minefield, a safe path can be cleared through a minefield, greatly reducing its effectiveness. With our application any attempt to enter the target area will fire the system.

From the humanitarian perspective, our application defends a defined area remotely without placing mines in or on the ground. The application is portable and, when removed from the area, no threat remains. The application can also be fully or partially deactivated while remaining in place.

Research and Development

The research and development work on applying our technology to an area denial weapons system commenced in the second half of 2000. In June 2000, the Commonwealth of Australia approved a three year program valued at A$3.25 million (approximately $2.1 million) to develop a prototype pod system capable of launching 40 millimeter ammunition at electronically variable and ultra-rapid rates of fire. This program is expected to continue until the end of 2003. See “Research and Development—Area Denial Weapon System Agreement” for a discussion of this program.

The U.S. government has announced that it will no longer use anti-personnel landmines outside Korea, and within Korea, its stated objective is to have alternatives ready by 2006. A government to government co-operative research and development agreement between DARPA and DSTO is dedicated to furthering our technology’s applications to area denial weapons systems. See “Research and Development—Collaborative Agreement between DSTO and DARPA” for a further discussion of this agreement.

Market

Global landmine contamination has been recognized by the international community as a pressing humanitarian crisis. Anti-personnel landmines claim between 15,000 and 20,000 victims each year. Almost all of the killed and maimed are civilians, often women and children, nearly always after the cessation of active hostilities.

Mines have an average life span of 50 to 100 years. Many are nearly undetectable because of their low metallic content. Anti-personnel landmines are indiscriminate hidden killers and currently constitute a great public hazard. For millions of people, anti-personnel landmines are the biggest influence in their daily routine because every step they take could literally be their last.

The Ottawa Convention which came into effect on March 1, 1999, prohibits signatories from producing and using anti-personnel landmines and requires signatories to destroy national stockpiles of anti-personnel landmines within four years. Excepted from this requirement are mines absolutely necessary for the development of and training in mine detection, mine clearance, mine deactivation and mine destruction techniques. As of May 13, 2003 the convention had been signed by 147 countries and 134 of these have ratified the convention. We believe that there are currently no alternative, Ottawa—compliant landmine devices with comparable capabilities to the conventional landmine devices now banned by the Ottawa Convention. We also believe that signatories to the convention will therefore look for alternative landmine technology that meets the Convention’s requirements to replace their existing stockpiles. These signatory countries will form the first part of the market for the area denial weapons system that we are developing.

According to the Landmine Monitor Report 2002: Toward a Mine-Free World there are more than 230 million anti-personnel landmines in global stockpiles in at least 94 countries. Large stockpiles are held primarily by non-signatory countries such as China (110 million), Russia (60-70 million), U.S. (11.2 million), Pakistan (6 million), India (4-5 million) and Belarus (4.5 million). Other non-signatories believed to have large stockpiles include Iraq, Iran, Federal Republic of Yugoslavia, North Korea, South Korea, Egypt, Israel, Vietnam, Syria, Turkey and Finland.

We believe that countries which are not signatories to the Ottawa Convention will form the second part of a market for our area denial weapons system. When landmine replacement technology such as ours is available, countries which have large stockpiles of landmines and which are not signatories to the treaty may also commence replacement of existing stockpiles and become members of the treaty.

Landmine Neutralization

Our technology also has the potential to provide a low risk solution to the problems experienced in clearing certain types of anti-personnel landmines and anti-vehicle landmines from contaminated areas after hostilities have ceased. We are developing our technology to be used in conjunction with existing and developing methods of locating mines. For example, multi-barrel pods firing an impact detonating high explosive round can expose and neutralize or detonate landmines. Such pods can also be mounted on a helicopter to enable contaminated ground to be systematically cleared. According to the Landmine Monitor Report 2002: Toward a Mine-Free World, mine action funding has totaled over $1.4 billion in the past decade, including some $700 million the past three years. In the reporting period, some form of mine clearance was underway in 74 of 90 mine-affected countries.

We expect another application of our technology will be a means of rapidly clearing a safe path through existing minefields. We can achieve this by using our technology to deliver a calculated pattern of massed explosives at an ultra-rapid rate into the area which is to be cleared. This causes detonation of any mines in the patterned area. We believe that the development of this application will flow from the development of the landmine replacement itself.

Hybrid Electronic/Mechanical Assault Rifle

Our Technology

In May 2001 the Australian Department of Defence announced that funding had been confirmed for a three year Concept Technology Demonstrator Program for the development of a hybrid electronic/mechanical assault rifle capability which they have named the Advanced Individual Combat Weapon, and which might provide an option to extend the life of the STEYR rifle. This weapon will be a hybrid assault rifle with an additional barrel incorporating our technology and providing the combat soldier with a range of enhanced weapon capabilities. It will integrate commercial-off-the-shelf products for enhancing surveillance, communication, target detection and target engagement with our ballistics technology.

We anticipate that the fire power component of this weapon will include NATO standard 5.56 millimeter rounds, initiated mechanically or electrically, and also integrate our stacked rounds technology to fire 40 millimeter bursting munitions.

We believe this hybrid weapon will incorporate the following characteristics:

•	rugged, short and lightweight construction;

•	capability to fire a range of programmable kinetic energy, bursting and non-lethal munitions;

•	sighting capable of day and night operation;

•	ability to link into a helmet mounted display;

•	multi-barrels will be modular in design and provide interoperable functions;

•	capacity for enhanced target engagement through automated range estimation;

•	ability to locate, detect and engage targets rapidly; and

•	be cost effective.

We believe that our technology is very compatible for incorporating into this hybrid electronic/mechanical assault rifle. We anticipate that the successful development of this hybrid weapon will provide the potential to gain entry into the defense markets of major western countries.

Research and Development

The Concept Technology Demonstrator Program is intended to produce three fully operational prototypes of the Advanced Individual Combat Weapon for evaluation by the Australian Army. The program members include us, DSTO, and Tenix Defence Systems Pty Ltd. This program allows further military testing to be carried out and would allow further modifications before commencement of manufacture of the first production weapon.

We expect that the twin-barreled Advanced Individual Combat Weapon will combine an upgraded barrel similar to the current STEYR AUG Assault Rifle firing 5.56 millimeter NATO ammunition, with a second Metal Storm 40 millimeter barrel tube. This barrel will be capable of firing high-explosive projectiles or non-lethal munitions, integrated with an on-board ballistic computer. We expect it will also have advanced day/night sighting and laser targeting systems, a video link to a helmet-mounted display and identification technology to limit authorized use. See “Research and Development—Advanced Individual Combat Weapon Agreement” for a discussion of this program.

In November 2001, DSTO announced that it had successfully developed an early-stage prototype Advanced Individual Combat Weapon.

Market Opportunities

We believe that the initial target markets for the hybrid electronic/mechanical assault rifle weapon will be the Australian Department of Defence, in the form of the Advanced Individual Combat Weapon, and the New Zealand military. The Australian Defence Force currently uses a family of small arms comprising the F88 AUSTEYR and the F89 MINIMI. Both of these weapons have already had one upgrade and have an estimated life to approximately 2008 to 2010. We believe that by the end of 2008, the Australian Defence Force will regard these weapons as obsolete, thereby creating a high priority capability shortfall in the Australian Defence Force’s weapon inventory. We believe that the Advanced Individual Combat Weapon would satisfy the Australian Defence Force’s requirements and provide the capability for firing both lethal and non-lethal ammunition from a single weapon.

Currently, our competitors are developing various weapons which could selectively replace the M16 rifle, M203 grenade launcher and M4 carbine used by the U.S. military. Those weapons are currently anticipated to be introduced in 2009. We believe that the cost and weight of those weapons under development may be prohibitive and may not be readily accepted as an organic weapon for soldiers. As a result, we believe that a potential market exists for the hybrid electronic/mechanical assault rifle in the U.S. military. We then intend to pursue defense agencies in countries which are members of NATO/Europe and for which Australian government export approval can be expected. As the hybrid electronic/mechanical assault rifle development program is based on the conversion of an existing assault rifle, the conversion concept may also potentially apply to a range of assault rifles presently in use by a number of democratic governments. If these expectations are met, there may be a significant market potential to upgrade these rifles without the high costs of full replacement.

Close-In Weapons Systems

Our Technology

A close-in weapons system is designed to provide defense against a close-range attack such as missiles fired against armored vehicles, ships and other high value assets or an attack on ships by swarming watercraft. Two examples of applications of our technology that we are developing for close–in weapons systems are described below.

High Energy Ship Self-Defense Pod

The existing 20 millimeter naval Gatling gun is a close-in weapons system used to engage and destroy anti-ship missiles that have defeated a ship’s outer defense systems and threaten the ship at close range. These guns are capable of firing high energy rounds at up to 4,500 rounds per minute and have proven to be effective against the early generation of anti-ship missiles.

Advances in missile technology have resulted in the new generation of anti-ship missiles being capable of closing at speeds that are 2 to 3 times faster than the earlier generation. Ship self-defense guns are now less effective because their rate of fire has not matched increases in missile speed. Our technology could be used, for example, in a pod containing 25 barrels, 7.5 inches in diameter and 11 feet long. Each barrel would be loaded with 12 x 20 millimeter high energy rounds, totaling 300 rounds per pod with a maximum burst rate of fire of approximately 75,000 rounds per minute. At that rate all 300 rounds can be fired in 0.24 of a second with rounds separated by only 1 meter, or three feet during flight.

It would take 25 naval Gatling guns firing at 3,000 rounds per minute to equal the rate of fire of one gun using our technology.

Low Energy Ship Self-Defense Pod

The U.S. Navy is considering the utility of our technology in its development of a close–in weapons system to defend U.S. naval vessels, such as cruisers, destroyers, frigates, amphibious warfare ships, mine hunters, coastal patrol ships and coast guard cutters, from a swarming attack by large numbers of high-speed, small, maneuverable patrol boats, or light aircraft, during times when the vessel may be close to hostile shores.

Our technology is well suited to this application because of its capability for very high rates of fire. This enables both delayed firing to maximize the hit or kill potential and the ability to cover many more targets than existing weaponry in a given period of time.

The size of pods and number of barrels that may be supplied for the close-in weapons system is very flexible. For example, a pod containing 49 barrels would contain 980 rounds and could achieve a maximum burst rate of 294,000 rounds per minute. Alternatively, a pod of 18 barrels would contain 360 rounds with a maximum burst rate of 108,000 rounds per minute. By comparison, the MK 38 25 millimeter machine gun currently used for this application fires at a maximum rate of 175 rounds per minute.

Research and Development

The research and development work being conducted on the pods for the area denial weapons system is directly relevant to the close-in weapons system. We conducted a study for DARPA into a prototype design concept for a close-in weapons system to provide protection from multiple, fast moving, small threat vehicles using our technology. See “Research and Development—DARPA/Metal Storm/SAIC Advanced Sniper Rifle Program and Additional Studies” for a discussion of this study.

Market Opportunities

Market opportunities arise for use of our technology in close–in weapons systems for both high and low energy ship defense. Other high value or profile assets or targets whether at sea, on the ground or in the air can also use such a system. Based on the research mandates in both the DARPA and SAIC agreements described above, we consider the U.S. military will be our most important market.

The O’Dwyer VLe handgun

Our Technology

The O’Dwyer VLe handgun that we are developing includes embedded authorizing technology and provides a 100% electronic hand gun that is free from conventional mechanical operating parts. The O’Dwyer VLe handgun operates in a normal manner for authorized users but automatically disables itself in the hands of an unauthorized user. It also has the capability of firing both lethal and non-lethal ammunition. The design of the O’Dwyer VLe handgun will meet or exceed the specifications of U.S. military and law enforcement agencies and we intend to focus on these markets.

There is currently a variety of gun locking systems on the market which can be added to existing handguns. These systems are designed to restrict access to unauthorized users. Manufacturers have, however, experienced difficulty in developing conventional mechanical handguns that operate effectively and practically when the electronic or other authorizing systems are added to conventional mechanical handguns. In comparison, because the O’Dwyer VLe handgun is 100% electronic and has no electro-mechanical link, it avoids the problems associated with most add-on electronic systems.

We intend that the O’Dwyer VLe handgun will include various models and configurations of a multi-barrel handgun. We are initially planning for a base model with two barrels and a more sophisticated model with four barrels. We believe both models will be ready for mass production in approximately two years.

Research and Development

In 1998 we began our O’Dwyer VLe handgun research and development program focusing on creating the world’s first 100% electronic handgun. Under this program, we have produced 100% electronic prototype handguns, which have been successfully test fired under the auspices of the U.S. Department of Defense and the Australian Department of Defence.

The development of the O’Dwyer VLe handgun is benefiting from the outcomes of extensive funded research and development programs undertaken by us, DARPA, SAIC, DSTO, NIJ and defense industry organizations across a diverse range of our technology concepts, including various calibers and weapon types. DSTO has successfully developed and in October 2001, test fired a lightweight, 40mm, multi-shot cartridge as part of the research being conducted under the DSTO Research Agreement. The cartridge is constructed of a lightweight carbon composite material and is approximately one-fifth of the weight of a cartridge of the same dimensions made of steel. We plan to extend the use of carbon composite materials into the O’Dwyer VLe handgun. This will enable us to provide an easy reload capability for this application. We believe that the development of the O’Dwyer VLe handgun will also benefit from the study into the next generation of handguns incorporating smart gun technology conducted under the NIJ Smartgun Project, which was completed in March 2003. See Item 4B “Business Overview—Research and Development” for a discussion of our research programs.

Features of O’Dwyer VLe handgun

The core features of our technology are:	• 100% electronic

• no moving parts

• variable rates of fire

• multi-lethality and projectile types—fires lethal, non-lethal, and specialist ammunition

The benefits of first shot stopping power are:	• each barrel can fire at a rate that is approximately 50 times faster than existing mechanical handguns

• an accurate multiple shot burst can be fired before recoil effect

The O’Dwyer VLe handgun’s reloading capability provides:	• multiple barrels for simple individual barrel reloading
• individual or multiple barrels sleeves contain multiple bullets which enable half empty reloading

The following control options will be able to be incorporated into the O’Dwyer VLe handgun:	• each handgun’s use can be restricted to use only by an authorized user and becomes disabled immediately it is placed in the hand of an unauthorized user
• owner/operator details can be recorded

• the weapon can show an operating history and a record of attempted unauthorized use

• the weapon can show safety status—that is, whether it is in “safe” or “active” mode

• the weapon can display information on fire settings, rounds remaining, barrel selected, ammunition selected, rate of fire selected and confirmation of rounds fired and remaining

• the weapon status displays can be both visual and audible

• there is potential for remote authorization

• there is the ability to electronically link with global positioning satellite technology which permits tracking and location of the weapon

• there can be variable fire control settings, including lethal and less-than-lethal

The following additional features can provide advantages over existing mechanical handguns:	• lightweight—space in pistol grip and frame for the inclusion of a suite of advanced electronics
• greater ammunition capacity

• faster and easier reloading capability

• the ability to fire two and three shots (double tap and triple tap) with one squeeze of the trigger and prior to any recoil effect

• very low power consumption and the potential for battery free operation

• very low maintenance because there are no moving parts, logistically fewer spareparts required

• operational in a broad range of environmental conditions

• the ability to authorize multiple users of the one weapon (for example, an O’Dwyer VLe handgun can be programmed to recognize each individual code for all members of one platoon)

• the potential to render a handgun inoperable or to fire, by remote means, all remaining ammunition in order to render it inoperable

• compatibility with other electronic technology and associated software

• simplicity in upgrading and adapting to advances in technology

• enhanced safety from electronic operations and control

• simplified training and simulation

• the choice of multi-lethality and projectile types allows near instantaneous response to changing situations and targets

We believe that these features will exceed the existing requirements for handguns for defense and law enforcement agencies in the U.S., as well as many of the new safety regulations being considered for handguns in the U.S.

Market Opportunities

We initially plan to market the O’Dwyer VLe handgun to the U.S. federal, state and local government law enforcement agencies, most likely major city police forces and to the U.S. military.

Law Enforcement. In the U.S., the Department of Justice reported that in 1996 there were approximately 738,000 full time sworn law enforcement officers at federal, state and local government levels authorized to make arrests and carry firearms. (Source: U.S. Department of Justice Law Enforcement Statistics).

In addition, one focus of U.S. law enforcement agencies is to eliminate the capability of an unauthorized user from firing a law enforcement officer’s firearm by implementing user-recognizing-and-authorizing or “smart”, surety technologies. (Source: 1996 Sandia Report funded by the U.S. National Institute of Justice). From 1990 to 1999 approximately 8.5% of law enforcement officers in the U.S. that were feloniously killed, were killed with their own weapons. (Source: Federal Bureau of Investigation VCR Program 1999 Statistics) We believe that our O’Dwyer VLe handgun addresses the problem of unauthorized firing of law enforcement firearms. In October 2002, we entered into a Cooperative Agreement with NIJ to prepare a plan for the development of our O’Dwyer VLe handgun system into a “smart” gun. See Item 4B “Business Overview—Research and Development—National Institute of Justice Smartgun” for a discussion of this agreement.

U.S. Military Applications. We also intend to market the O’Dwyer VLe handgun to the U.S. military. In 2000, the U.S. Army, Navy, Marine Corps and Air Force had approximately 217,000 officers and the ready reserve personnel in the U.S. included approximately 181,000 additional officers, including officers in the National Guard. Based on 2000 statistics, the total number of officers in the U.S. armed forces who have been issued with a handgun is approximately 398,000. (Source: U.S. Department of Defense Selected Manpower Statistics Fiscal Year 2000).

In July 2000, we demonstrated the prototype O’Dwyer VLe handgun to a high level audience comprising senior Pentagon and U.S. armed forces personnel as well as DARPA, DSTO and senior defense industry personnel at the Blossom Point Range near Washington D.C. We have also had discussions with senior officers and former senior officers of special operations and specialist law enforcement agencies, both in the U.S. and in Australia, who have indicated an interest in the O’Dwyer VLE handgun for their specialist work. Such persons have expressed the view that given the special features available on the VLe handgun (i.e. not available on conventional technology handguns in service at present) the rollout to regular military and law enforcement units will need to be accompanied by special training. As a result, we believe that initially it is likely that the special operations groups within the U.S. military will use the O’Dwyer VLe handgun and we anticipate that it will be rolled out to operational military areas over an extended period of time.

In addition, we believe that the U.S. military will need to stockpile such weapons and ammunition to ensure continuity of supply at times of conflict in the future. We see this as an additional market opportunity for our O’Dwyer VLe handgun.

We are working with a number of U.S. defense agencies, to refine our technology to meet their specific requirements for particular purposes. Our marketing efforts will be influenced by factors such as the through-life status and economic imperatives relating to current weapons and weapons systems in the U.S. and other countries.

Ammunition

We are developing ammunition and single use, replaceable multi-shot cartridges in which the ammunition will be supplied. We believe this represents one of the most commercially significant applications of our technology.

The primary types of ammunition for the initial applications of our technology are:

•	9 millimeter—This ammunition would be used initially in the O’Dwyer VLe handgun. Other applications may include, for example, sub-machine guns, tactical mobile robotics and vehicle self-defense.

•	15.7 millimeter—This ammunition is suitable for the RADS and to use in combination with other calibers.

•	20/25 millimeter—This ammunition would be used mainly in close-in weapons systems. In addition, 20 millimeter low energy rounds would likely be used in the hybrid electronic/mechanical assault rifle.

•	40/60 millimeter including mortars—This ammunition would be used initially in the area denial weapons systems application to replace landmines. However, it has broad tactical applications, including delivering payloads such as cameras and remote sensors, less than lethal munitions and a variety of lethal munitions. Such 40 millimeter projectiles may include explosive charges for use by tactical mobile robotics and unmanned aerial vehicles.

We are specifically designing ammunition for use in weapons utilizing our technology. As a result, the market opportunities for ammunition are directly linked to those of our weapons applications described above. Therefore, the number and types of weapons sold and their related usage will determine the level of our ammunition sales.

Counter Terrorism Applications

Since the events of September 11, 2001 we have been developing a number of concepts for counter-terrorism applications of our technology. We are concentrating our efforts on concepts which we expect to have relatively low development risks. In May 2002, we participated to the National Defense Industrial Association’s Symposium held in Atlantic City, New Jersey, where we presented some of our counter-terrorism electronic weapon concepts. However, these concepts are still in the early stages of their development.

The U.S. Under Secretary of Defense for Acquisition, Technology and Logistics and Combating Terrorism Technology Support Office initially issued a joint Broad Agency Announcement (BAA 02-Q-4655), to identify capabilities that can be developed in approximately 12-18 months. However, the program efforts have since been suspended by the U.S. government.

Access Denial Weapon System

In response to the increasing demand for counter-terrorism applications of our technology we are developing an electronic access denial weapons system concept. In March 2002, we were requested by the Technical Support Working Group (TSWG), a research clearing house for the United States Department of Defense to submit a white paper for our electronic access denial weapon system concept. We submitted this white paper on April 4, 2002, which included such details as weapon specifications, a concept of operations, potential users, and problems and threats addressed by the introduction of the proposed special forces weapon. The paper also covered the identification of deliverables, work to be performed, estimated costs and a planned methodology to transition the weapon into production.

While over 12,000 proposals were received by the TSWG in response to the U.S. government’s request for help after the terrorist attacks in the United States on September 11, 2001, to date only a handful of proposals have actually been funded. As of the date of this annual report we understand the process of getting response back to those who presented TSWG and counter terrorism submissions is still in progress.

Commercial Applications

In addition to focusing on applications in the military and law enforcement areas, we currently intend to pursue the following commercial applications of our technology.

Fireworks

The primary commercial application of our technology that we are focusing on will enable the controlled firing of fireworks from ground or air platforms using the electronic firing capability to project specific patterns of fireworks into the air. The delivery system that we are developing will enable the rapid deployment of a variety of selected fireworks from a single pod that may be mounted on a transportable platform which eliminates the need for on-site set up. The rapid delivery system will enable greater variety and control of fireworks displays leading to improved safety and more flexibility in programming displays, launching platforms and establishment and redeployment time. Continued development of this application will follow the commercial development of our military weapons systems.

In 2000 we funded an initial review of the design needs and material requirements for the fireworks application, and in 2001 we accelerated progress by funding a much more in-depth four month final review, to allow the selection of the most appropriate and safest materials for use in projectiles. The A$70,000 (approximately $47,000) review was conducted by the Department of Chemical Engineering at the University of Queensland, in Brisbane, Australia and was completed in February 2002. The results of this research are currently being incorporated into the development of our commercial applications. Continued development of this application will follow the commercial development of our military weapons systems.

Fire Fighting and Agriculture

Another application of our technology that we are developing is a controllable firefighting capability. For this application, containers of fire retardant canisters are substituted for ammunition and placed into multi–barreled pods. A fire-fighting system which is mounted on a fire truck and fired electronically can use these pods to rapidly target and launch fire-retardant chemicals onto a fire or hazardous chemical spill. This can be done either remotely or from a safe distance. Another example of this application is that a fast moving truck can also quickly lay a fire-retarding belt.

This application will be beneficial to fire fighting teams in circumstances where conventional firefighting equipment is of little or no use because the area is inaccessible or unsafe, for example in tall city buildings.

We have been working with Firepak Oil and Gas Industries, Ltd. and Pyrogen Australia Pty Ltd, both of whom have been seeking a rapid delivery system for their halon alternative, Pyrogen aerosol canisters, for fighting fires in high-rise buildings. Halon, a commonly used product in fire fighting, will be phased out by 2003 under the “Montreal Protocol on Substances that Deplete the Ozone Layer”. This protocol is regulated through the United Nations Environment Program. Pyrogen aerosol is a widely accepted alternative to halon and has proven to be an effective fire suppression and extinguishing agent.

We also envisage a similar application for use in the agricultural sector. This application would distribute containers of farm fertilizer, seeds, herbicides or pesticides using an electronic control system. Information gathered by satellite regarding weather, soil composition and topography, could be input into the electronic control system which could then be programmed to automatically distribute the container in the appropriate density and at the appropriate time from either ground stations, fast moving vehicles or aircraft. We plan to continue the development of these applications following the commercial development of our military weapons systems.

Industrial Fastening

Another application of our technology that we are developing is in connection with industrial fasteners, such as industrial nail guns. Industrial fasteners can be substituted for bullets and fired from a portable multi-barreled multi-caliber unit, eliminating the need for compressed air lines or electrical cables and thereby reducing the potential for accidents on construction and industrial sites. We regard this development as a low priority against our military weapon system developments.

Oil and Mineral Exploration

The ultra rapid rate of fire capability of our technology could allow the development of a new means of generating complex seismic exploration signals in oil and mineral exploration and recovery. It also could allow harmonized acoustic fracturing of hydrocarbon deposits to enhance oil recovery from existing wells. We view these as longer term applications of our technology.

Competition

Large, well-established defense and ballistics companies are engaged in research and development and have considerably greater resources than us to develop applications for defense and ballistics technology. We cannot be certain that our competitors will not succeed in developing technologies and products that are more effective than any which we are developing, or which would render our technology and products obsolete or non-competitive. In addition, much of the research being conducted on defense and ballistics technology is funded principally by government agencies in the U.S. We compete with such other companies for government resources allocated to such research and development projects. There are existing defense and ballistics companies who may have target markets similar to, if not the same as, ours. Such companies may be developing their own technology and products, which may ultimately compete with ours. In addition, licensing and other collaborative arrangements between governmental and other entities could result in strong competition for us. Any new developments made by such entities may render our technology obsolete. We believe, however, that we are the only company developing electronic ballistics technology with the same features and applications as ours.

We also compete with manufacturers of handguns in developing the technology for our O’Dwyer VLe handgun. Such companies are in the process of developing or have developed technology similar to ours which may have some of the same or similar features to our O’Dwyer VLe handgun. However, we believe that none of our competitors have developed 100% fully electronic handguns with the capabilities of the O’Dwyer VLe handgun.

Government Regulation

Our ongoing research and development activities are, and the production and marketing of the products that we are developing are likely to be subject to regulation by governmental authorities in Australia, the U.S. and in other countries where we may market our technology. Prior to marketing, our technology and any product may be required to undergo rigorous testing as well as an extensive regulatory approval processes.

Australia

We have authority under the Weapons Act 1990 (Queensland) to engage in scientific or experimental work. In compliance with the Australian Weapons Act and Australian Controls on the Export of Defence and Strategic Goods, we have a weapons movement procedure policy. We do not currently envisage manufacturing any products in Australia in the future, however in the event that we do, we will be required to obtain a manufacturer’s license to enable us to manufacture and export our products. In addition, we would be regulated by the Australian Department of Defence Export Controls under which we would be required to obtain an export distribution license. Licenses and permits may be difficult to obtain and retain depending on government policies, customs, changes in political leadership, and other factors. These processes and obtaining licensing and permits may take many years and require the expenditure of substantial resources.

The Australian federal government is responsible for protecting classified information in projects carried on by the Australian Department of Defence and the defense industry in Australia. It is also obligated to protect classified information and equipment entrusted to it by its allies and other friendly nations. The Defence Industrial Security Program and the Crimes Act 1914 (Commonwealth) prescribe certain mandatory minimum standards, policies and procedures to be complied with in order to ensure the protection of classified material entrusted to the Australian defense industry. We are required to comply with the standards, policies and procedures relevant to us.

The Defence Industrial Security Manual is a document issued with the authority of the Secretary of the Australian Department of Defence and the Chief of the Defence Force in accordance with the requirements of the Defence Industrial Security Program. The provisions in the Defence Industrial Security Manual apply whenever access or potential access to Australian classified material is confirmed. The manual defines the security procedures to be followed by industry and other organizations having access to classified material of the Australian Defence Force and Department of Defence, as well as other Australian government departments and authorities. The Australian government also has, in the interests of national security, the ability to apply Department of Defence security classification to the technology or any part, application or product thereof.

Products to be manufactured using our technology may also be subject to government regulation. These will include regulations governing use, specification, manufacture, handling, disposal, packaging, labeling, transport and import and export in Australia and in each of the countries into which such products are intended to be exported.

United States

We intend initially to sell the products that we are developing only to the U.S. military and law enforcement agencies. Sales to U.S. military and to federal law enforcement agencies will be regulated by the Federal Acquisition Regulations and Defense Federal Acquisition Regulations. Sales to local and state law enforcement agencies will be subject to the procurement regulations of the jurisdictions involved, as well as applicable Federal regulations. We plan to be in compliance with all regulatory and licensing requirements.

To the extent our activities under U.S. government contracts may require access to or result in the development of information classified by the U.S. government, such activities may become subject to U.S. government regulations, including the Defense Industrial Security Regulations and the National Industrial Security Program Operating Manual, which impose restrictions on a foreign company’s ability to control or to have access to information in the possession of a cleared U.S. company performing classified contracts. The U.S. and Australian governments have entered into a Statement of Principles for Enhanced Cooperation in Matters of Defense Equipment and Industry that is intended to facilitate sharing classified information between the governments and cleared companies. We recently completed the reorganization of Metal Storm Inc., our U.S. subsidiary, as a U.S. owned “small business”, as defined by applicable U.S Department of Defense requirements, which should allow Metal Storm Inc. to contract directly with U.S. government and defense agencies in accordance with U.S. Department of Defense requirements. See Item 8 “Financial Information—Significant Changes” for a discussion of the reorganization of Metal Storm Inc.

Plan of Operation

Since our inception, we have focused on raising capital, developing our technology, producing prototypes and hiring our management team. However, our major objective has been to gain government defense research and development funding for specific programs in Australia and the U.S.

We began to market our technology and research and development capabilities in July 1996 with our first strategic alliance with General Dynamics Armament Systems, formerly Lockheed Martin Armament Systems. This was followed by agreements with DSTO, SAIC and DARPA and more recently with a number of research and development teaming partners, including StractCom International LLC, Schappell Automation Corporation and VISTA Controls, Inc. Our technology also led to the successful award of four out of five SBIR grants applied for in 2002. See Item “Business Overview—Research and Development” for details of these agreements.

We recently completed the reorganization of our U.S. subsidiary, Metal Storm Inc., into a U.S. owned small business. We expect that this reorganization will allow Metal Storm Inc. to contract directly with U.S. government and defence agencies in accordance with U.S. Department of Defence requirements and to pursue and capture research and development revenue directly for us. Our objective is to secure a greater number of SBIRs and other government funded research and development programs which provide an immediate stream of revenue and opportunities for productive collaboration agreements with major defence companies and produce “application-specific” product. We also intend to further pursue collaborative and commercial industry agreements with defense companies to transition technological innovations resulting from maturing research and development programs to commercial products.

Patents and Intellectual Property

Our business and financial prospects depend in large part on the technology developed through our research efforts and our ability to protect our proprietary technology and operate without infringing on the proprietary rights of third parties. We principally rely upon patents, trade secret, copyright and contract law to protect our proprietary technology. See Item 3D “Risk Factors” for a discussion of risks associated with protecting our intellectual property.

We aggressively pursue patent applications for new inventions. Since our inception, we have filed many patent applications including applications relating to:

•	barrel technology;

•	technology related to encoding weapons to permit authorized access only;

•	ammunition and projectiles;

•	electronic firing technology;

•	area denial;

•	power sources for tools, and

•	fireworks.

At present we have the rights to 10 granted U.S. patents and 21 pending U.S. applications. We have 12 granted Australian patents and 21 pending Australian patent applications. In addition we have 12 pending international Patent Co-operation Treaty applications that designate the U.S. and Australia as well as all other signatory countries. We also have 10 Australian provisional applications that will be used as priority documents for subsequent international applications to be filed within the next year. Furthermore, we have 42 other patents granted outside the U.S. and Australia and 231 pending applications outside the U.S. and Australia. All of our patents will expire between 2014 and 2020.

We have also registered various trademarks, including the name “Metal Storm” in the U.S., Australia and other countries and “O’Dwyer VLe” in Australia.

Raw Materials

We use the following principal raw materials in connection with our research and development of prototypes: aluminum, steel, steel alloys, graphite fiber, epoxy resins, adhesives, nitrates, propellants and general electronic materials. Such materials are easily obtained from a variety of sources and are generally readily available in the market. The prices of such materials have not been subject to large fluctuations.

Seasonality

Our business is primarily research and development and is generally not subject to seasonality fluctuations.

C. Organizational Structure

Not Applicable

D. Property, Plant and Equipment

We lease approximately 1,800 square feet of office space in Brisbane, Australia. The annual gross rental payments are approximately $46,999, payable in monthly installments of approximately $3,917. The lease expires on October 31, 2003.

We lease approximately 2,451 square feet of office space in Arlington, Virginia. The annual gross rental payments are $71,079, payable in monthly installments of approximately $5,923. The lease expires on December 31, 2003.

We do not currently have any manufacturing facilities.

Item 5.	Operating and Financial Review and Prospects

You should read the following discussion and analysis in conjunction with Item 3A “Selected Financial Data” and our financial statements, the notes to the financial statements and other financial information appearing elsewhere in this annual report. In addition to historical information, the following discussion and other parts of this annual report contain forward-looking statements that reflect our plans, estimates, intentions, expectations and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. See the “Risk Factors” section of Item 3 and other forward-looking statements in this annual report for a discussion of some, but not all factors that could cause or contribute to such differences.

A. Operating Results

Overview

Our Formation

We were formed on April 13, 1994 in Queensland, Australia and our shares were publicly listed on the Australian Stock Exchange on July 8, 1999. We are researching and developing electronic ballistics technology that operates without the use of a mechanical firing system and which provides electronically variable rates of fire from very slow to in excess of 1,000,000 rounds per minute. Potential applications of our technology are in the defense and law enforcement industries and commercial sectors.

Development Stage Enterprise

We are a development stage enterprise. We are continuing to develop our technology and have not yet commercialized our technology. Since inception we have incurred approximately $11.9 million in operating losses and a further $0.9 million in other comprehensive losses. Our losses have resulted principally from costs incurred in research and development and from general and administrative costs associated with our operations. Other comprehensive losses relate primarily to foreign exchange translation adjustments recorded on conversion of our accounts from Australian to U.S. dollars. See note 1 to our financial statements for a further discussion of foreign currency translation.

Proceeds raised from our initial public offering in Australia in July 1999, subsequent capital raisings and interest income have been our main sources of cash flow. We have depended on these sources and funding under U.S. government research funding agreements which have now ceased, to meet our development costs and financing needs. See Item 4B “Business Overview—Research and Development” for a description of these agreements.

Research and Development

We expect to continue to incur losses as we expand our product development and commercialization programs and work towards the commencement of manufacturing operations either ourselves or through subcontractors or alliance partners. We expect that losses will fluctuate from period to period and that such fluctuations may be substantial as a result of, among other things, the results of our research and development programs, the number of future prototypes we produce and test and potential design changes required as a result of testing. Although we are in the early stages of product development and do not expect any revenues from product sales for at least the next 2 years there has already been significant interest in our prototypes. We cannot assure you, however, that we will manufacture or sell our products successfully or ever achieve or sustain profitability.

Where We Derive Our Revenues

Our major source of revenues has been interest income from our cash held on deposit and cash equivalents. We have also received research and development grants from the U.S. government under the Advanced Sniper Rifle Program, which was terminated in June 2002, and the NIJ Smartgun Project. The study under the NIJ Smartgun Project was completed in March 2003 and funding thereunder ceased at that time. Given the evolving state of electronic ballistics technology, our business practice has been to secure defense research programs to research and develop our technology with a view to commercialize the results of such programs for military, law enforcement, counter-terrorism and commercial applications.

Change in Fiscal Year

In 1999 we changed our fiscal year end from June 30 to December 31 in order to be consistent with common business practices in the U.S.

Change in Auditors

At our annual general meeting on April 29, 2002, our shareholders appointed Ernst & Young as its independent auditors to replace Deloitte Touche Tohmatsu.

Critical Accounting Policies

Our discussion and analysis of our operating and financial review and prospects are based upon our financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of revenue, assets, liabilities and expenses. We re-evaluate our estimates on an on-going basis. Our estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following are our critical accounting policies which affect our more significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We recognize grant income when key milestones set within each agreement are achieved and accepted by all parties to the grant. The agreements comprise different phases based on product development. Milestones are based on the phases of each product development, for example Phase 1, Phase 2 and Phase 3. Revenue is not recognized prior to acceptance that the milestones have been achieved, as collectibility is not assured until this point is reached. Once each milestone is reached and approved, the grantor is obligated to pay us and we have no further significant obligations in relation to that part of the milestone. Grant income for achievement of such milestones is agreed between the parties in legally binding contracts. Revenue for each milestone achieved is fixed up front.

We recognize interest income as it is earned and when collectibility is reasonably assured.

Research and Development Expense

Research and development expense, which includes personnel costs, manufacturing expenses and outsourcing services, consists of expenditures for research we conduct and includes our share of costs we incur under research arrangements and grants with the U.S. government. We expense research and development expenses as they are incurred.

In addition, although we believe that our patents and underlying technology have continuing value, the future benefits to be derived are uncertain. We therefore include patent costs under research and development expenses rather than capitalizing them.

Non-Cash Stock Compensation

We have elected to account for our stock option plan in accordance with Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees and related interpretations (“APB 25”) and adopt the disclosure-only provisions of SFAS No. 123: Accounting for Stock-Based Compensation (“SFAS 123”). Under APB 25, we recognize compensation expense for stock option grants to the extent that the estimated fair value of the stock exceeds the exercise price of the option at the measurement date. Unearned compensation expense is charged against operations ratably over the vesting period of the options. For disclosure purposes under SFAS 123, stock options are valued at the grant date using the Black-Scholes valuation model and compensation costs are recognized ratably over the vesting period. Compensation cost for stock options granted to non-employees is measured as the fair market value of the stock options valued based on an option pricing model over the period in which the options vest.

Options granted to consultants and other non-employees are accounted for in accordance with Emerging Issues Task Force Consensus No. 96-18, “Accounting for Equity Investments That Are Issued to Other Than Employees for Acquiring, or In Conjunction with Selling, Goods or Services,” and valued using the Black-Scholes method prescribed by SFAS 123. These options are subject to periodic revaluation over their vesting terms.

Where we have issued listed options to non-employees, compensation is measured as the market value of the option on the date of grant.

Operating Results

Comparison of the Year Ended December 31, 2002 to the Year Ended December 31, 2001

Operating income. We earned grant income of $12,373 for the year ended December 31, 2002 compared to $353,180 for the corresponding period in 2001, a decrease of $340,807 or approximately 96%. This decrease was due to the termination of the Advanced Sniper Rifle Program in June, 2002. Additional grant income was provided under the NIJ Smartgun Project.

Operating expenses. Total operating expenses increased $2,127,355 or approximately 65% to $5,420,444 in 2002 from $3,293,089 in 2001. As described in more detail below, the increase was primarily due to an increase in research and development expenses and general and administrative expenses.

Research and development expenses. Research and development expenses increased $1,772,429 or approximately 106% to $3,446,407 in 2002 from $1,673,978 in 2001. This increase was due to the legal costs incurred in registering patents for further applications of our technology and payments made for outsourced research and development conducted under various research arrangements. We will continue to devote substantial resources to research and development. Our funding for research and development activity on military applications has in the past come from the various Australian and U.S. government programs. Funding for our own O’Dwyer VLe handgun and commercial applications is sourced from our own accumulated funds. See Item 4B “Business Overview—Research and Development” for a description of our research and development funding.

Depreciation. Depreciation increased $24,404 or approximately 83% to $53,982 in 2002 from $29,578 in 2001 due to the purchase of office furniture and equipment. We depreciate our property and equipment on a straight line basis over the estimated useful lives of the assets. See notes 1 and 4 of our financial statements for a description of our depreciation policy.

Rentals on operating leases. Rentals on operating leases increased $34,135 or approximately 38% to $124,291 in 2002 from $90,156 in 2001. These rentals are operating lease commitments primarily for the rental of office premises in Brisbane, Australia and Arlington, Virginia. We are obligated under various operating leases for periods expiring through 2003. Our rent expense increased $56,927 to $119,819 in 2002 from $62,892 in 2001 primarily due to the U.S. office premises in Arlington, Virginia being leased for a full year.

General and administrative expenses. General and administrative expenses increased $563,072 or approximately 61% to $1,490,311 in 2002 from $927,239 in 2001 due primarily to the hiring of additional executives and other employees.

Legal fees. Legal fees decreased $9,084 or approximately 7% to $120,996 in 2002 from $130,080 in 2001 due primarily to a reduction in the requirement to use legal representatives as in 2001 our Nasdaq listing led to additional legal fees.

Consulting fees. Consulting fees decreased $58,430 or approximately 25% to $175,824 in 2002 from $234,254 in 2001 due primarily to General Downing who was a related party in 2001, not being a director or a consultant to the company during most of 2002.

Employee based stock compensation. Stock based compensation decreased $199,171 to $8,633 in 2002 from $207,804 in 2001 due primarily to the directors having extended the probable vesting period of certain target stock price options from two years to four years from date of grant, as a result of the reassessment of the date on which the target price of the underlying common stock is expected to be achieved.

Other income (expense). Other income for these periods consisted of net interest income and foreign exchange gains or losses on our foreign currency bank account. Total other income decreased by $261,077 or approximately 90% to $28,478 in 2002 from $289,555 in 2001. This decrease was primarily due to a decrease in net interest income of $95,208 or approximately 48% to $100,992 from $196,020 in 2001, which was a result of the decrease in the amount of funds available for investment in 2002 for the first 8 months of the year as the company continued to fund its research and development activities prior to raising funds in August 2002. Foreign exchange gains decreased by $166,433 or approximately 178% to a loss of $72,898 in 2002 from a gain of $93,535 in 2001 due to movements during the period in the exchange rate between the U.S. dollar and the Australian dollar.

Income taxes. No income tax expense or benefit has been recognized due to our continuing losses being offset by a valuation allowance, as it is more likely than not that the deferred tax assets will not be realized due to our lack of earnings history.

Comparison of the Year Ended December 31, 2001 to the Year Ended December 31, 2000

Operating income. We earned grant income of $353,180 for the year ended December 31, 2001 compared to $78,958 for the corresponding period in 2000, an increase of $274,222 or approximately 347%. We received this grant income under the DARPA agreement and grant. Funding under the DARPA Program ceased in June 2002. We will not be receiving any additional funding under the DARPA Program. See note 11 to our financial statements and Item 4B “Business Overview—Research and Development” for a detailed description of the DARPA agreement and the terms on which we received this income.

Operating expenses. Total operating expenses increased $1,704,200 or approximately 107% to $3,293,089 in 2001 from $1,588,889 in 2000. As described in more detail below, the increase was primarily due to an increase in research and development expenses, general and administrative expenses and stock based compensation.

Research and development expenses. Research and development expenses increased $842,166 or approximately 101% to $1,673,978 in 2001 from $831,812 in 2000. This increase was due to the legal costs incurred in registering patents for further applications of our technology. We will continue to devote substantial resources to research and development. Our funding for research and development activity on military applications has in the past come from the various Australian and U.S. government programs. Funding for our own O’Dwyer VLe handgun and commercial applications is sourced from our own accumulated funds. See Item 4B “Business Overview—Research and Development” for a description of our research and development funding.

Depreciation. Depreciation increased $15,653 or approximately 112% to $29,578 in 2001 from $13,925 in 2000 due to the purchase of office furniture and equipment. We depreciate our property and equipment on a straight line basis over the estimated useful lives of the assets. See notes 1 and 4 of our financial statements for a description of our depreciation policy.

Rentals on operating leases. Rentals on operating leases increased $14,739 or approximately 20% to $90,156 in 2001 from $75,417 in 2000. These rentals are operating lease commitments primarily for the rental of office premises in Brisbane, Australia and Arlington, Virginia. We are obligated under various operating leases for periods expiring through 2003. Our rent expense increased $7,742 to $62,892 in 2001 from $55,150 in 2000 primarily due to entering into a lease for our Arlington, Virginia office in July 2001.

General and administrative expenses. General and administrative expenses increased $587,701 or approximately 173% to $927,239 in 2001 from $339,538 in 2000 due primarily to the leasing of office premises in Arlington, Virginia and hiring of additional executives and other employees.

Legal fees. Legal fees increased $116,002 or approximately 824% to $130,080 in 2001 from $14,078 in 2000 due primarily to legal costs incurred by us in connection with our Nasdaq listing.

Consulting fees. Consulting fees decreased $62,308 or approximately 21% to $234,254 in 2001 from $296,562 in 2000 due primarily to a reduction in the level of consulting provided to us by related parties.

Employee based stock compensation. Stock based compensation increased $190,247 to $207,804 in 2001 from $17,557 in 2000 due to increases in the grants of compensatory options to directors, employees and non-employees.

Other income (expense). Other income for these periods consisted of net interest income and foreign exchange gains on our foreign currency bank account. Total other income decreased by $62,462 or approximately 18% to $289,555 in 2001 from $352,017 in 2000. This decrease was primarily due to a decrease in net interest income of $126,629 or approximately 39% to $196,020 from $322,649 in 2000, which was a result of the decrease in the amount of funds available for investment in 2001 because we used the funds for working capital purposes. Foreign exchange gains increased to $93,535 in 2001 from $29,368 in 2000 because due to movements during the period in the USD/AUD exchange rate.

Income taxes. No income tax expense or benefit has been recognized due to our continuing losses being offset by a valuation allowance, as it is more likely than not that the deferred tax assets will not be realized due to our lack of earnings history.

Effects of Currency Fluctuations

Our functional currency is the Australian dollar. We translate our financial statements denominated in foreign currency in accordance with SFAS No. 52, “Foreign Currency Translations”. The reporting currency for all periods presented is the U.S. dollar. We translate our balance sheet accounts at the end of period exchange rate and our statement of operations accounts at the average exchange rate for the period.

Revenues generated and costs incurred outside the U.S. are generally denominated in Australian dollars. For the years 1998 and 1999 our operations were entirely in Australia. In the year 2000 with the commencement of the DARPA Advanced Sniper Rifle Program, approximately 20% of our revenues were generated in the U.S. and denominated in U.S. dollars. In 2001 approximately 77% of our revenues were generated and approximately 10% of our operating costs were incurred in the U.S. and were denominated in U.S. dollars. In 2002 approximately 8% of our revenues were generated and approximately 29% of our operating costs were incurred in the U.S. and were denominated in U.S. dollars. In 2003, we anticipate that very little of our revenues will be generated and approximately 40% of our operating costs will be incurred in the U.S. and will be denominated in U.S. dollars. In future years we anticipate that the revenues generated and costs incurred in the U.S. and which will be denominated in U.S. dollars will increase significantly. Costs not effectively denominated in U.S. dollars are translated to U.S. dollars, when recorded, at the prevailing exchange rates for the purposes of our financial statements. Consequently, fluctuations in the rates of exchange between the U.S. dollar and non-dollar currencies will affect our results of operations. An increase in the value of a particular currency relative to the U.S. dollar will increase the U.S. dollar reporting value for transactions in that particular currency, and a decrease in the value of that currency relative to the U.S. dollar will decrease the U.S. dollar reporting value for those transactions. This effect on the U.S. dollar reporting value for transactions is generally only partially offset by the impact that currency fluctuations may have on costs.

The effect of foreign currency translation for U.S. dollar reporting purposes is reflected in our financial statements in the statements of changes in stockholders’ equity and is reported as accumulated other comprehensive (loss) income. At December 31, 2002, the impact of the foreign currency translation was an accumulated other comprehensive loss of $898,175, compared to accumulated other comprehensive income of $1,233,495 at December 31, 2001. The fluctuations are caused by fluctuations in the exchange rate between the Australian dollar and the U.S. dollar. We have not entered into any hedging arrangements to mitigate the effects of currency fluctuations.

B. Liquidity and Capital Resources

Summary

Our cash requirements depend on numerous factors, including completion of our product research and development activities, ability to commercialize our products, market acceptance of our products and how we choose to commercially exploit our technology. We expect to devote substantial capital resources to continue our research and development programs with a view to commercializing our technology in our target markets, hire and train additional staff, expand our research and development activities and acquire or make investments in businesses that are complementary to our business.

During the years ended December 31, 2000, 2001 and 2002 and cumulative for the period from inception to December 31, 2002, we have incurred net losses of, $1,157,914, $2,650,354, $5,379,593, and $11,903,628, respectively. In addition, as at December 31, 2002 we have accumulated other comprehensive losses of $898,175 which relate to foreign exchange translation adjustments. See “Effects of Currency Fluctuations” above for a more detailed description of our other comprehensive losses. We anticipate incurring substantial additional losses over at least the next several years as we expand our research and development activities and conduct further trials of our technology.

Since inception, our operations have been financed primarily from capital contributions by our stockholders, the proceeds from our Australian initial public offering, various private placements and stockholder capital contributions, interest earned on those proceeds and interest income from cash and cash equivalents.

On July 8, 1999, we completed our initial public offering in Australia and listed our ordinary shares on the Australian Stock Exchange. We raised gross proceeds of approximately $7.7 million in that offering, issuing 4,000,000 ordinary shares at a price of $1.94 per share. Our expenses relating to that offering were $773,850 and consisted primarily of underwriting commissions, accounting, legal and printing expenses. In March 2001, we raised $1 million in a private placement of ordinary shares, and in May 2001, we raised a further $500,000 in another private placement of ordinary shares. In addition, in August 2002, we raised an additional $5 million in a private placement of ordinary shares.

Our net cash used in operating activities was $3,989,210, $2,093,654 and $1,188,443 in the years ended December 31, 2002, 2001 and 2000, respectively. Cash used in operating activities for each period consisted primarily of losses incurred in operations reduced by depreciation expense and adjusted for movements in current assets and liabilities.

Our net cash used in investing activities was $15,111, $115,472 and $21,647 in the years ended December 31, 2002, 2001 and 2000, respectively. We used net cash to invest in property and equipment.

We expect to spend approximately $536,000 on research and development in the next 12 months. Additionally, we are committed to spend a further A$450,000 (approximately $297,000) under the Area Denial Weapon System Program and a further A$350,000 (approximately $231,000) under the Advanced Individual Combat Weapon Program in the next 12 months. See Item 4B “Business Overview—Research and Development—Area Denial Weapon System Agreement” and “—Advanced Individual Combat Weapon Agreement” for a description of these agreements.

Capital expenditures. We had no material capital expenditures for the years ended December 31, 2002, 2001 or 2000. We do not expect that we will incur any capital expenditure in 2003.

Future Cash Needs

We expect that operating expenses will be a material use of our cash resources. We believe that our cash and cash equivalents of $4,541,630 as at December 31, 2002 provided us with sufficient capital to fund a base level of operations for the next 12 to 15 months from December 31, 2002. We are currently seeking additional sources of financing in order to satisfy our future liquidity requirements and to continue to adequately fund our research, product development and commercialization efforts and other operations. We may seek additional funding through public or private equity or debt financings and/or through collaboration or other arrangements with corporate partners. The sale of additional equity or convertible debt could result in dilution to our stockholders. Additional debt would result in increased expenses and could result in covenants that would restrict our operations.

Operating Leases

We are obligated under various operating leases for periods expiring through 2003. Payments under non-cancelable operating lease arrangements for office premises and transaction facilities and other equipment expire on various dates through 2003, resulting in the following lease commitments over that period:

Lease Commitment
Years ending December 31
2003	$110,246

Total minimum rental commitments	$110,246

Research and Development Grants

We conduct our research and development activities at various locations. Design of technology is carried out at our principal offices in Brisbane, Australia. Our development work for the O’Dwyer VLe handgun and commercial applications is conducted by subcontractors in Brisbane, Australia, under our supervision. Development of military applications of our technology is carried out under arrangements with defense establishments both in Australia and in the U.S. Our research and development efforts have been financed primarily from the proceeds of our Australian initial public offering, private placements and interest income earned on those proceeds, and through grants from the U.S. defense agencies through the Advanced Sniper Rifle Program which was discontinued in June 2002. See Item 4B “Business Overview—Research and Development—DARPA/Metal Storm/SAIC Advanced Sniper Rifle Program and Additional Studies” for a description of this program. In connection with our Research Agreement with DSTO, any intellectual property arising from DSTO’s use of our equipment under the agreement would be owned by us. If we propose to use that intellectual property we must pay royalties to DSTO in accordance with the DSTO Technology License Agreement. The royalty is calculated on our gross revenues on manufacture, sales or licensing, after taking into account the proportion of the value of DSTO’s intellectual property incorporated into the products based on our technology. See Item 4B “Business Overview—Research and Development—DSTO Technology License Agreement” for a discussion of our agreement with DSTO.

C. Research and Development: Patents and Licenses

Our primary activity since incorporation in 1994 has been the research and development of our technology. Expenditure on this activity in the last three years was $3,446,407, $1,673,978 and $831,812 for the years ended December 31, 2002, 2001 and 2000, respectively. This expenditure includes directly funded research and development of the O’Dwyer VLe handgun prototype and non-metallic material for certain commercial applications, expenditure incurred in obtaining patents for our technology and allocation of administrative expenses relating to research and development activity. We believe that our future success depends, to a significant extent, on our ability to maintain and extend our technological leadership through our research and development activities.

In respect of other applications, we have received the benefit of the expenditure incurred under the Collaborative Agreement between DSTO and DARPA. See Item 4B “Business Overview—Research and Development—Collaborative Agreement between DSTO and DARPA” for a discussion of this agreement. We also received funding under a research and development agreement with SAIC and DARPA during 2002, 2001 and 2000. For the years ended December 31, 2002, 2001 and 2000, we recognized as income under this grant $5,385, $353,180 and $78,958, respectively. However, no further income will be received under this program, as it was terminated in June 2002. See Item 4B “Business Overview—Research and Development—DARPA/Metal Storm/SAIC Advanced Sniper Rifle Program and Additional Studies” for a discussion of this agreement.

In June 2000 and May 2001, DSTO announced two concept technology demonstration programs involving our technology for the development of an Area Denial Weapon System and the Advanced Individual Combat Weapon for the Australian Army. The agreements require program consortium members to provide funds and/or make contributions of resources to the program. We have committed A$700,000 (approximately $462,000) for the Area Denial Weapon System Program of which A$250,000 (approximately $165,000) has been paid to date. In addition, we have committed A$500,000 (approximately $330,000) for the Advanced Individual Combat Weapon program of which $A150,000 (approximately $100,000) has been paid to date. See Item 4B “Business Overview—Research and Development—Area Denial Weapon System Agreement” and “—Advanced Individual Combat Weapon Agreement” for a discussion of the concept technology demonstration programs.

D. Trend Information

From April 2000 to June 2002 our technology has been supported by funds from the U.S. and the Australian governments. Some of the applications of our technology are dependent on successfully obtaining government defense research and development funding. Grant income under our U.S. program with DARPA ceased in June 2002 when the program was terminated. See Item 4B “Business Overview—Research and Development—DARPA/Metal Storm/SAIC Advanced Sniper Rifle Program and Additional Studies” for a discussion of this agreement.

While licence agreements remain our priority objective, it is the research and development programs that produce short term revenues and product that is ultimately the subject of licence agreements. As the U.S. continues to upgrade its defense posture based on current events and strengthens its counter-terrorism capabilities, the Department of Defense has accelerated its efforts to identify and develop next generation weapon systems. It has become increasingly apparent, particularly over the past twelve months, that there is an emerging opportunity in the U.S. defence environment for us to financially gain from such efforts. It is therefore vital for us that we continue to compete in the research and development program process. Government funded research and development programs are an overriding priority for us at this stage of our development as they provide an immediate revenue stream. In October 2002, we were successful in receiving a grant from the NIJ for a project to plan the development of our 100% electronic handgun system into a ‘smart gun’, building on our successful law enforcement prototype, the O’Dwyer VLe handgun. Our technology also led to the successful award of four out of five SBIR grants applied for in 2002. The SBIR program funds early stage research and development projects that serve defense needs and have the potential for commercialization in the private sector or military markets. We intend to compete for a much larger number of SBIRs in 2003. Following the reoganization of our U.S. subsidiary, Metal Storm Inc., as a U.S. owned small business, we expect to be able to compete as a prime contractor for SBIR program research funding.

In addition, government funded research and development program provide opportunities for close and highly productive collaborations with major, established defence companies, including through formalized teaming agreements. On November 25, 2002 we entered into an exclusive teaming agreement with StratCom International LLC for the development and production of some of our specific ballistic products as they apply to the StratCom stratospheric airship. On December 16, 2002 we entered into a teaming agreement with Schappell Automation Corporation Inc. Schappell Automation Corporation has extensive experience in robotics and automated weapon systems. Finally, on January 22, 2003 we entered into a teaming agreement with VISTA Controls Inc., a Curtiss-Wright company for research, development, construction and demonstration of our RADS technology.

For information about our expectations regarding our future cost of revenues, future operating expenses and liquidity and capital resources, please see the discussion under the “Risk Factors” section of Item 3 and the “Operating Results” and the “Liquidity and Capital Resources” sections of Item 5.

Recent Pronouncements

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145: Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB No 13 and Technical Corrections (“SFAS 145”). SFAS 145 eliminates an inconsistency between the required sale-leaseback transactions and the required accounting for certain lease modifications and also amends other existing authoritative pronouncements to make technical corrections, clarify meanings or describe their applicability under changed conditions. Management has not determined the effect the adoption of SFAS 145 will have on our financial position, results of operations or cash flows.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146: Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. Given we have not exited or disposed of any of our activities, we believe that the adoption of SFAS 146 will not have a material impact on our financial position, results of operations or cash flows.

In October 2002, the FASB issued Statement of Financial Accounting Standards No. 147: Acquisitions of Certain Financial Institutions (“SFAS 147”). SFAS 147 provides interpretive guidance on the application of the purchase method to acquisitions of financial institutions. Given we are not involved in acquiring financial institutions, we believe that the adoption of SFAS 147 will not have a material impact on our financial position, results of operations or cash flows.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148: Accounting for Stock-Based Compensation-Transition (“SFAS 148”). SFAS 148 provides alternate methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, the Statement amends the disclosure requirements of SFAS 123. We adopted the disclosure requirements in 2002 and have no current intention to change to the fair value method.

In April 2003, the FASB issued Statement of Financial Accounting standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. Statement 149 amends Statement 133 as a result of decisions previously made as part of the Derivatives Implementation Groups decision already effective and should continue to be applied in accordance with their prior respective effective dates. We do not expect the adoption to have a material effect on our results of operation or financial condition.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. Instruments that are indexed to and potentially settled in an issuer’s own shares that are not within the scope of Statement 150 remain subject to existing guidance. Statement 150 must be applied immediately to instruments entered into or modified after May 31, 2003 and to all other instruments that exist as of that beginning of the first interim financial reporting period beginning after June 15, 2003. We do not expect that adoption to have a material effect on our results of operation or financial condition.

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires that a liability be recorded in the guarantor” balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a roll-forward of the entity’s product warranty liabilities. We do not expect the adoption of FIN 45 will have an impact on our consolidated financial position and results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. We are currently evaluating the effect that the adoption of FIN 46 will have on our results of operations and financial condition.

E. Off—Balance sheet arrangements

Not applicable.

F. Tabular disclosure of contractual obligations

The following table summarized our contractual obligations and commitments as of May 31, 2003.

		Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual Obligations
Operating leases	110,246	110,246	—	—	—
Research and development funding commitments	528,000	528,000	—	—	—

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

As of the date of this annual report, the following people comprise our board of directors and senior management:

Name	Age	Position
Admiral William Arthur Owens	62	Chairman
James Michael O’Dwyer	58	Executive Director
Lieutenant General Daniel W. Christman	59	Director
Terence James O’Dwyer	53	Director
General Wayne A Downing	61	Director
Kevin John Dart	51	Director
Charles A Vehlow	57	Chief Executive Officer
Arthur David Schatz	63	Senior Vice President—Operations
G. Russell Zink	60	Senior Vice President—Business Development
Ian A Gillespie	48	General Manager
Sylvie Moser-Savage	38	Company Secretary
Ramon John Bambach	50	Program Engineer—Australia

Admiral William Arthur Owens (U.S. Navy (retired)). Admiral Owens was appointed our Chairman in November 2001. He has been a director of Metal Storm since March 2000. He retired from the U.S. Navy in 1996. Admiral Owens’ 34-year naval career included two years as Vice Chairman of the Joint Chiefs of Staff, the second highest military rank in the U.S. In this role he was responsible for post-Cold War restructuring of the U.S. Armed Forces and advising the President and Secretary of Defense on the use of military force. Admiral Owens also served as the Deputy Chief of Naval Operations for Resources, Warfare Requirements and Assessments, and was Commander of the U.S. Sixth Fleet during the Gulf War. Prior to that he was senior military assistant to the Secretary of Defense, and Director of the Office of Program Appraisal for the Secretary of the Navy. Admiral Owens has also served more than 10 years in submarines, including Commander of the Submarine Group Six, the largest U.S. Navy Submarine Group, and tours as Commanding Officer of a strategic missile submarine and 688 class attack submarine. Admiral Owens is Co-Chief Executive Officer and Vice Chairman of Teledesic LLC. He is the former President, Chief Operating Officer and Vice Chairman of SAIC.

James Michael O’Dwyer. Mr. J.M. O’Dwyer is the inventor of our 100% electronic ballistics technology, and holds the position of Director—Scientific Innovation. He is the company’s founder, and until March 2003 was our President and Chief Executive Officer. Mr. O’Dwyer’s role has a focus on innovation and product development, and is targeted at moving product into defense industry markets as well as technical support to the Australian and U.S. research and development program effort. He has dedicated many years in researching the technology and introducing it to the defense departments of Australia, the U.S. and the U.K., and since 1995 he has worked exclusively on further developing our technology and its range of potential applications. Mr. O’Dwyer was directly responsible for managing and progressing the strategic alliances we currently hold with major defense-related organizations in Australia and the U.S.

Lieutenant General Daniel W. Christman (U.S. Army (retired)). General Christman was appointed a director on June 6, 2002. He was superintendent of the United States Military Academy at West Point from 1996 until 2001 after 36 years of experience in various positions in the U.S. Army and U.S. federal government. Prior to his West Point assignment, General

Christman served two years as assistant to the Chairman of the Joint Chiefs of Staff in the Pentagon. In that position he traveled with and advised President Clinton’s Secretary of State on a broad range of military and national security issues, including arms control with the Russian Federation and Middle East peace negotiations between Israel and Syria. General Christman also represented the U.S. in Belgium as a member of NATO’s Military Committee, a position with responsibility in the expansion of NATO, peace enforcement in the Balkans, and military dialogue with Russia. General Christman is President and Executive Director of the Kimsey Foundation, a position he has held since July 2001. The Kimsey Foundation is active in education, community development and international issues. It also supports studies that identify global interdependencies and the United States’ role as an engaged and committed world leader.

Terence James O’Dwyer. Mr. T.J. O’Dwyer, a chartered accountant in Australia, has been a director of Metal Storm since 1998. He is the Chairman of BDO Kenalls, a large Queensland accountancy firm of which he has been a partner for 24 years. He is also a director of Bendigo Bank Limited, CS Energy Limited, Old Theatre Co and is the Chairman of Breakfree Limited. His past board and government authority appointments include Leutenegger Limited and the Australian Financial Institutions Steering Committee. Mr. O’Dwyer is a member of the State Council of the Institute of Chartered Accountants in Australia and the State Attorney-General’s representative on the Queensland Law Society’s Grants Committee. Mr. T.J. O’Dwyer is a cousin of Mr. J.M. O’Dwyer.

Kevin John Dart. Mr. Dart has been a founding director of Metal Storm since 1994. He is the founding Managing Director and Chief Executive Officer of Charter Pacific Corporation Limited, a listed investment company in Australia which is a substantial stockholder in Metal Storm. He is also a director of AGT Biosciences Limited. Over the past 28 years, Mr. Dart has had a high level of experience in investment in leading edge technologies and all aspects of property investment and development. He has established relationships with investors and business associates in Hong Kong, Japan, the United Kingdom and the U.S. Mr. Dart has been a Fellow of the Australian Institute of Company Directors since 1993.

General Wayne A. Downing. Appointed as a Director of Metal Storm Limited in October 1999, General Downing resigned from the board in October 2001 following his appointment as U.S. National Director and Deputy National Security Advisor for Combating Terrorism. Following completion of this role, he was reappointed a director of Metal Storm in October 2002. General Downing retired from active service in the military in 1996 after a distinguished 34 year career in the U.S. Army. His career included senior commands in infantry, armored, airborne, special operation and joint units. He commanded all U.S. special operation forces during the 1989 invasion of Panama and commanded a joint special operations task force deep behind Iraqi lines during the Gulf War. General Downing culminated his career as Commander in Chief of the U.S. Special Operation Command or SOCOM. As Commander at SOCOM he was responsible for all special operations forces in the U.S. Army, Navy and Air force. He is actively involved in a number of public and private sector boards in the U.S., and is a director of Metal Storm’s strategic alliance partner, SAIC, the U.S. based technology company.

Charles A Vehlow. Mr. Vehlow was appointed Chief Executive Officer of the company in March 2003 and is based in Metal Storm’s U.S. office in Arlington, Virginia. He joined Metal Storm in April 2002 in the role of Chief Corporate Officer. Mr. Vehlow has extensive senior experience in both early stage and established business environments and a strong track record in progressing and finalizing defense-related technology licensing agreements, procurement contracts and mergers and acquisitions. From 1998 to 2000 Mr. Vehlow was Vice President and General Manager for Boeing Helicopter Division. Prior to this he held the position for 8 years as Vice President of McDonnell-Douglas’ Apache Program for the U.S. Army, which resulted in the current AH-64D Longbow Apache remanufacture production program. Mr. Vehlow also served as Director of Customer Support at McDonnell-Douglas from 1988 to 1991. Mr. Vehlow is a member of the U.S. Secretary of the Army’s advisory Army Science Board.

Arthur David Schatz. Mr. Schatz joined Metal Storm in July 2001 and is responsible for strategic, business planning and product development priorities, with an emphasis on the planning, development and implementation of operations strategy that will provide the focused future direction for the company, in conjunction with business development plans. For the past 12 years prior to joining Metal Storm, he had been employed by the Australian government at the Australian Embassy in Washington, D.C. to provide support to Australian defense industry in the U.S. marketplace. During this tenure with the embassy, he was instrumental in securing contracts worth hundreds of millions of dollars for Australian industry. Mr. Schatz served in the U.S. Navy for 20 years, retiring with the rank of Commander. During this time he served as Head of the Undersea Warfare Branch at Operational Test and Evaluation Force, where he was instrumental in the research, development, test, evaluation and acquisition of the then largest integrated acquisition program in the U.S. Navy, the Light Airborne Multi-Purpose System. Mr. Schatz has also served as a consultant to the Naval Air Systems Command where he provided engineering and logistics support to several Aviation Program Managers.

G. Russell Zink. Mr. Zink was appointed as the company’s Senior Vice President—Business Development in September 2002. Based in Metal Storm’s U.S. office, he has prime responsibility for generating research and development and production contracts, as well as securing teaming, partnering or licensing arrangement with major defense firms. Mr. Zink has 20 years of specific defense experience in program management, marketing and business development. Prior to joining Metal Storm he was

President and Chief Executive Officer of Systems Management, Inc., the world’s leader in automated weather systems serving the flying public. From 1997 to 1999 Mr. Zink was Vice President—Business Development for United Industrial Corp, Inc. and AAI Corporation, a defense manufacturer of mechanical and electronic systems. From 1995 to 1997, he was Vice President and General Manager of SMI. From 1990 to 1995, Mr. Zink was with Textron Corporation as a Director of a $400M turbine engine business. Prior to 1995 he served for 20 in the U.S. Army in senior operational, contract management and congressional liaison roles.

Ian A Gillespie. Mr. Gillespie was appointed as the company’s General Manager in May 2003. Mr. Gillespie is responsible for the leadership required for the interface with Metal Storm’s Australian customers, and for furthering business relationships with Metal Storm’s Australian partners. He will also take the lead role in Australia for investor relations. Mr. Gillespie will support the business development and commercialization opportunities in Australia, United Kingdom, Europe and Asia. Prior to joining Metal Storm, Mr. Gillespie held the position of Managing Director and Chief Executive Officer for Grow Force Australia Ltd, where he had responsibility for business planning, strategy formulation and growth, and investor relations. Between 1984 and 1999 he worked for Wormald International Limited, Atlas Steels Limited and Incitec Limited/Chemtrans where in all three companies at various times he held positions as General Manager.

Sylvie Moser-Savage. Ms Moser-Savage joined the company in January 2003. She has extensive experience in accounting, finance, business management and administration. As Metal Storm Limited’s Company Secretary, she is responsible for the company’s financial and administrative management as well as all secretarial, company reporting and compliance functions. Ms Moser-Savage’s qualifications include a Bachelor of Commerce in accounting and an MBA in Business Law.

Ramon John Bambach. Mr. Bambach joined Metal Storm as our Ballistics Engineer in May 2001. He has substantial experience in all phases of defense industry projects, having started his career as an apprentice electronics technician in the Royal Australian Air Force (RAAF), and serving 12 years full time and three years in the RAAF reserve force. Mr. Bambach has worked for three major Australian defense companies in Australia and overseas. His large project experience includes army communications, naval combat simulation, airborne navigation systems, countermeasures, airborne radar, and the F-111C weapons system. In this capacity he has held a variety of positions as a systems engineer, project manager, and engineering manager. Mr. Bambach has acted as a supervising engineer in the specialist domains of electromagnetic compatibility, radar and systems safety engineering (including software). He also lectures part time at the Queensland University of Technology.

On May 25, 1999 Mr. J.M. O’Dwyer entered into a voting rights agreement with Charter Pacific Corporation Limited pursuant to which Charter Pacific Corporation agreed to appoint Mr. J.M. O’Dwyer as the Charter Pacific Corporation’s proxy with respect to 4,287,503 of our shares to vote in respect of all matters put before the stockholders, with certain limited exceptions. The voting rights agreement expired on July 7, 2001. In consideration for the voting rights agreement, Mr. J.M. O’Dwyer entered into a relationship deed with Charter Pacific Corporation dated May 25, 1999 where he agreed, (a) that he will use or procure the voting rights attached to the shares registered in his name or that he controls, to vote in favor of the election or re-election, as the case may be, of the person nominated by Charter Pacific Corporation to be a director of Metal Storm; (b) that he will not use the voting rights attached to the shares registered in his name that he controls, to vote to remove the person nominated by Charter Pacific Corporation to be a director of Metal Storm as a director; and (c) that while he is a director of Metal Storm, and if requested so to do by Charter Pacific Corporation, he will seek to procure the appointment of a person nominated by Charter Pacific Corporation to be appointed as a director of Metal Storm to fill any casual vacancy caused by the death, retirement, resignation or removal of the then existing Charter Pacific Corporation representative.

The relationship deed was structured to expire on the later of two years after the date of the issuance of our securities in Australia under our May 1999 prospectus or Charter Pacific Corporation’s shareholding in us is reduced to 5% of our issued capital.

B. Compensation

In the year ended December 31, 2002, the aggregate remuneration we paid and that accrued to our directors and executive officers was $982,284. During 2002 in accordance with Australian superannuation legislation, we contributed $28,252 to superannuation funds for our directors and executive officers for their pension, retirement and other similar benefits. We employed four U.S. residents during 2002.

As disclosed in our Australian annual report for the year ended December 31, 2002, the remuneration and benefits paid to our directors and executive officers during the 2002 year, on an individual basis, are set out in the table below. During that period, we had four executive officers, Peter Ronald Wetzig, Charles A Vehlow, Arthur David Schatz and Russell Zink.

	Year Ended December 31, 2002			Options Issued
	Salary/ Board Fees($)	Benefits(1)	Total($)	Shares Issued			Exercise Price per option($)	Expiry Date
Name					Listed (3)	Unlisted
James Brett Lochran Heading*	35,369	—	35,369	—	—	—	—	—
James Michael O’Dwyer	232,820	26,888	259,708	—	9,986,478	—	0.37	09/06/2004
Kevin John Dart	24,486	—	24,486	—	5,718,809	—	0.37	09/06/2004
Wayne Allan Downing(2)	—	—	—	—	—	—	—	—
Terence James O’Dwyer	24,486	—	24,486	—	—	—	—	—
William Arthur Owens	35,369	82,903	118,272	—	—	—	—	—
Peter Louis George Pursey*	24,486	63,472	87,958	—	384,250	—	0.37	09/06/2004
Daniel W Christman	11,513	—	11,513	—	—	—	—	—
Peter Ronald Wetzig**	53,116	16,409	69,525	—	—	—	—	—
Charles A Vehlow	172,228	—	172,228	—	—	31,250	0.66	04/08/2005
					—	31,250	0.66	10/08/2005
Arthur David Schatz	129,795	7,758	137,553	50,000	—	—	—	—
G Russell Zink	41,185	—	41,185	—	—	—	—	—

*	Messrs. Heading and Pursey resigned from the board on March 26, 2003.
**	Mr. Wetzig resigned from his position as General Manager-Commercial and Company Secretary in December 2002.

(1)	This includes provision of motor vehicle, health benefits, consultancy fees and statutory superannuation contributions.
(2)	Mr. Downing resigned from our board of directors in October 2001 and rejoined in October 2002.
(3)	Listed options were granted to all shareholders on a 1 for 20 basis, pursuant to a prospectus dated August 23, 2002.

Unlisted Share Options

At our Annual General Meeting for the year ended December 31, 1999, our stockholders approved the establishment of a discretionary share option scheme to enable the board of directors to provide an incentive to and to reward full time executives and employees for the key role that they will play in our future success.

The following is a summary of the terms of our discretionary share option scheme:

Invitations to participate in our discretionary share option scheme are at the absolute discretion of the board of directors. The invitation to participate must specify the precise details of the invitation, such as maximum number of shares, date by which application must be made by the invitee, the exercise price and any conditions attached to the exercise of the option. The exercise price can not be less than the market price of our shares on the date determined by the board. The aggregate number of shares subject to options can not exceed 5% of our outstanding shares. There are also individual limits on the number of options which may be granted to employees.

The exercise period for the options is the earlier of: (a) the third anniversary of the date of grant of the option; (b) the date on which any special circumstances including death, disability, redundancy, retirement or cessation of employment arise; (c) a takeover, compulsory acquisition, reconstruction, amalgamation or liquidation; and ending on the earliest of (d) the date which is 2 days before the tenth anniversary of the date of grant; (e) the last day before the first anniversary of the date on which any special circumstance arises; (f) the expiry of specific time frames set out in the employee option plan in relation to the circumstances in (c) above.

An option lapses upon expiry of the exercise period, termination of the option holder’s employment otherwise than in a special circumstance, upon the option holder’s being adjudicated bankrupt or any purported alienation of the options by the option holder. Upon the variation of our share capital, the number of shares subject to the option and the exercise prices will be adjusted in such manner as our auditors confirm to be fair and reasonable and consistent with any relevant requirements of the Australian Corporations Act 2001 and the Australian Stock Exchange Listing Rules.

The board may, at any time, cease making further offers or invitations to participate in the discretionary share option scheme but the subsisting rights of option holders will not be affected. During the year ended December 31, 2002, there were nil (2001: 575,000) options granted to employees under our discretionary share option scheme.

In addition, pursuant to powers contained in our constitution, during the financial year ended December 31, 2002 we issued 66,665 options to non-employees as payment for services rendered (2001: 600,000) and 62,500 options to Chuck Vehlow (2001: nil), in accordance with his employment agreement.

In 2001 we also issued 2,500,000 options to acquire ordinary shares at an exercise price of $0.01 per share to each of General Downing and Admiral Owens (for a total of 5,000,000 options), two of our directors on the terms described in the table below. The options are exercisable by them upon our attaining and maintaining certain share prices for a period of not less than 30 days, in accordance with the following table:

Share Price(1)	Number of Options exercisable
$1.00	500,000
$2.00	1,000,000
$4.00	500,000
$5.00	500,000

Total	2,500,000

(1)	For conversion calculation purposes, while Metal Storm’s shares are quoted on the Australian Stock Exchange, the closing sale price for Metal Storm’s shares as at 4 pm on each Australian Stock Exchange business day shall be converted to U.S. dollars using the exchange rate published in the Australian Financial Review on that same day. If the shares at any time become quoted on a stock market in the U.S., then no such conversion calculation shall be required and the share price levels in U.S. dollars shall apply based on last closing sale price on that U.S. stock market.

The value of these options at December 31, 2002 was $250,304 (2001: $746,237). As a result of the trading price of our stock during 2002, management reassessed the period over which the share price target is expected to be achieved. At the date of grant, the target of $1 was expected to be achieved by July 1, 2003. The revised target date is July 1, 2005. This change resulted in the reversal of $5,783 of expense previously recognized, which was offset by an expense of $14,416 associated with the issuance of shares to an employee. This brings the total compensation expense recorded since the date of grant of these options to $93,684 (2001: $99,647). The balance of accumulated unearned compensation expense at December 31, 2002 was $156,440 (2001: $646,590).

The following table sets forth the terms of our outstanding unlisted options as at December 31, 2002.

Outstanding Unlisted Options as at December 31, 2002

Recipients	No. of Shares	Date of Issue	Exercise Price	Expiry Date
Directors	500,000	05/31/2000	$0.27	05/31/2003
Directors	2,500,000	03/07/2001	$0.01	3/07/2011
Directors	2,500,000	03/07/2001	$0.01	03/07/2011
Employee	125,000	03/16/2000	$0.31	03/16/2003
Employee(1)	575,000	07/02/2001	$0.65	07/02/2004
Employee	31,250	04/08/2002	$0.66	04/08/2005
Employee	31,250	10/08/2002	$0.66	10/08/2005
Non-Employee	245,000	03/16/2001	$0.31	03/16/2003
Non-Employee	300,000	12/18/2001	$0.65	12/18/2004
Non-Employee	300,000	12/18/2001	$0.93	12/18/2004
Non-Employee	50,000	06/25/2002	$0.66	06/25/2005
Non-Employee	16,665	10/17/2002	$0.32	10/17/2005

(1)	Options issued under the discretionary share option scheme.

During the year ended December 31, 2002, 500,000 directors options were exercised, and no other options were exercised, forfeited or expired. As a result, at December 31, 2002 there were 762,500 (December 31, 2001: 700,000, December 31, 2000: 125,000) unexercised employee options, 911,665 (December 21, 2001 845,000 December 31, 2000: 250,000, December 31, 1999: nil) unexercised non-employee options, and 3,000,000 unexercised options which were granted to directors (December 31, 2001: 3,000,000 December 31, 2000:500,000, December 31, 1999: Nil) and 2,500,000 unexercised options which were granted to a director who retired in October 2001 and was re-appointed as a non-executive director in October 2002.

Listed Share Options

During the year ended December 31, 2002, we issued options which were listed on the Australian Stock Exchange as follows:

Balance at beginning of year	—
—placement under a private equity raising	14,142,700
—rights issue (1 bonus option per 20 ordinary shares held)	21,902,573
—issued as partial payment for consultancy services	766,488

36,811,761

All listed options are fully vested and are exercisable at any time. All listed options have a fixed exercise price of A$0.65 (approximately $0.37). Each listed option is exercisable for one ordinary share at any time on or before September 6, 2004. During the year ended December 31, 2002, 15,802 listed options were exercised. As a result at December 31, 2002 there remained 36,795,959 unexercised listed options.

Valuation

We use the intrinsic value method to recognize the cost of unlisted of options granted in accordance with APB Opinion No. 25. The options granted under our constitution are considered compensatory plans in accordance with APB Opinion No. 25. As the options granted to directors in 2001 are exercisable based on specified stock performance levels being achieved, they are accounted for using the variable accounting provisions of APB 25. Stock based compensation cost recognized in income totaled $8,633 for the year ended December 31, 2002 (December 31, 2001 $207,804; December 31, 2000: $17,557).

Compensation cost for stock options granted to non-employees is measured as the fair market value of the stock options valued based on an option pricing model over the period in which the options vest. The 66,665 unlisted options granted to non-employees in 2002 as payment for consulting services rendered were valued at $14,972 using the Black-Scholes option valuation model. The 600,000 options issued in 2001 to non-employees as payment for consulting services rendered were valued at $303,159 using the Black-Scholes option valuation model. These options were fully expensed in their respective financial years.

Listed options issued for services rendered are valued at the market value of the option on the date of grant. During 2002 766,488 (2001: nil) listed options were issued to a non-employee as partial payment for consultancy services having a market value of $109,153 (2001: $nil) which was fully expensed.

Shares issued to both employees and non-employees are measured at the market value of the stock on the date of issuance. During the financial year ending December 31, 2002, 50,000 and 766,488 (2001: nil) shares were issued to an employee and a non-employee respectively. Based on market value at the date of issue, the expense recognized in income during the year was $14,416 and $216,824 (2001: nil) respectively.

We have adopted the disclosure only alternative of SFAS 123 for employee options granted which states that stock based compensation must be recorded at fair value of options granted. This compensation, determined using the Black-Scholes option valuation model, is expensed over the vesting periods of each option grant. The pro forma compensation expense was calculated to be $145,691 for the year ended December 31, 2002 (2001: $388,933; 2000: $64,566).

The fair value of options granted in 2002, 2001 and 2000 were estimated at the date of grant using the Black Scholes method, assuming no dividends, an expected life in 2002 of 2 years (2001: between 2 and 8 years; 2000: 2 years), volatility in 2002 of between 84.5% and 124% (2001: 103.4%; 2000: 102.7%) and a risk free rate of between 4.46% and 5.53% in 2002 (2001: between 4.17% and 6.35%; 2000: 5.23%). The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable.

In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The Company’s pro forma information is as follows:

	2002	2001	2000
Net loss as reported	$(5,379,593)	$(2,650,354)	$(1,157,914)

Basic and diluted net loss per ordinary share as reported	$(0.013)	$(0.006)	$(0.003)

Stock based compensation, net of taxes, as calculated under APB 25 included in net loss as reported	$(8,633)	$(207,804)	$(17,557)

Stock based compensation, net of taxes, as calculated under FAS 123	$(145,691)	$(596,737)	$(84,557)

Pro forma net loss	$(5,516,651)	$(3,039,287)	$(1,224,914)

Pro forma basic and diluted net loss per ordinary share	$(0.013)	$(0.007)	$(0.003)

See note 9 to our financial statements for further details on our share options.

C. Board Practices

Under our constitution our board of directors is required to comprise at least three directors. As of December 31, 2002, our board comprised eight directors. Our board currently comprises six directors following the resignations of Messrs. P.L.G. Pursey and J.B.L. Heading in March 2003.

All of our directors were elected to the board of directors for a three year term and one third of the directors retire by rotation at each annual general meeting of stockholders. Up until March 2003, our Managing Director, a position held by Mr. J. M. O’Dwyer since our incorporation in 1994, was not required to retire by rotation. In connection with the implementation of structural changes in our executive team in March 2003, Mr. J.M. O’Dwyer relinquished his position as Chief Executive Officer and Managing Director, and therefore retired by rotation as a director and was re-elected at our annual general meeting of stockholders on May 30, 2003. General D.W. Christman and General G.W. Downing were also each re-elected as directors of Metal Storm at that annual general meeting. We have not entered into any service contracts with any of our directors that provide for benefits upon termination of employment.

The board of directors has established an Audit Committee consisting of three directors, at least two of whom must also be non-executive directors. As of December 31, 2002 the members of our Audit Committee were Mr. T.J. O’Dwyer, Lt. General D.W. Christman and Mr. J.M. O’Dwyer. The members of the Audit Committee have remained unchanged since that time. The chairperson of the audit committee is Mr. T.J. O’Dwyer.

The Audit Committee provides a forum for the effective communication between the board of directors and the external and internal auditor functions. The Audit Committee reviews:

•	the annual and half-year financial report prior to their approval by the board;

•	the effectiveness of management information systems and systems of internal control; and

•	the efficiency and effectiveness of the internal and external audit functions, including reviewing the respective audit plans.

The Audit Committee invites external auditors to attend Audit Committee meetings where appropriate. The Audit Committee also meets to receive reports from the external auditors concerning any matters which arise in connection with the performance of their role, including the adequacy of internal controls.

The Audit Committee has determined internal audit procedures appropriate for our present financial and administrative position and complexity. Members of the Audit Committee administer these procedures and report to the board in respect of this matter.

The board of directors has also established a Remuneration Committee consisting of two non-executive directors. As of December 31, 2002 the members of the Remuneration Committee were Mr. Heading and Mr. T.J. O’Dwyer. Mr. Heading was a member of the remuneration committee until his resignation from the board on March 26, 2003. On February 25, 2003, Lt. Gen. D.W. Christman was appointed Chairman of the Remuneration Committee. Our Remuneration Committee currently consists of Lt. Gen. D.W. Christman and Mr. T.J. O’Dwyer.

The Remuneration Committee reviews the remuneration of all directors and executive officers on an annual basis and makes recommendations to the board. Remuneration packages are reviewed with regard to performance and other relevant factors.

In order to retain and attract executives of sufficient caliber to facilitate the efficient and effective management of our operations, the Remuneration Committee may seek the advice of external advisers in connection with the structure of remuneration packages.

Remuneration packages contain the following key elements:

•	salary/fees;

•	benefits—including the provision of motor vehicle, superannuation and health benefits; and

•	incentive schemes—including performance-related bonuses and share options under the discretionary share option scheme.

D. Employees

As at December 31, 2002, we had nine full time employees and no part time employees. As at December 31, 2002 we employed four full time executive managers (three in Washington D.C.), one engineering manager and four administrative personnel. Our employees are not members of a labor union.

E. Share Ownership

The following table sets forth the beneficial ownership of our directors and executive officers as of May 30, 2003:

Name	Number of Shares Owned(1)		Percentage of Outstanding Shares	Number of Options Owned(1)
William Arthur Owens	Nil		Nil	3,000,000	(2)
James Brett Lochran Heading*	1,055,000	(3)	0.24%	Nil
James Michael O’Dwyer(4)	199,729,664		45.5%	9,986,478
Wayne Allan Downing	500,000		0.1%	2,500,000	(5)
Terence James O’Dwyer	50,000	(6)	—	—
Kevin John Dart(7)	114,476,181		26%	5,718,809
Peter Louis George Pursey*(8)	7,685,000		1.75%	384,250
Charles A Vehlow	Nil		Nil	62,500	(9)
Arthur David Schatz	50,000		Nil	250,000	(10)
G Russell Zink	Nil		Nil	25,000	(11)
Daniel W Christman	Nil		Nil	Nil
Peter Ronald Wetzig**	Nil		Nil	Nil

*	Messrs. Heading and Pursey resigned from the board on March 26, 2003.
**	Mr. Wetzig resigned from his position as General Manager-Commercial and Company Secretary in December 2002.

(1)	At May 30, 2003 the number of outstanding shares was 438,939,503, the number of outstanding listed options was 36,794,531 listed options and the number of outstanding unlisted options was 7,266,665.

(2)	Represents 500,000 options to purchase ordinary shares of Metal Storm that are exercisable on or before May 31, 2003 at an exercise price of A$0.48 (approximately $0.24) per share and 2,500,000 unlisted options to purchase ordinary shares of Metal Storm that are exercisable only upon certain conditions on or before July 2, 2011 at an exercise price of A$0.01 (approximately $0.005) per share. The purchase price for the options was nil.

(3)	1,055,000 ordinary shares are held by Double Knob Pty Ltd, an entity of which Mr. Heading is a director and stockholder.

(4)	131,517,059 shares are owned by Mr. J.M. O’Dwyer, 68,212,500 shares are owned by O’Dwyer Investments Pty Ltd as trustee for the O’Dwyer Family Discretionary Trust and 105 shares owned by Rhonda Clare O’Dwyer in trust for Mr. J.M. O’Dwyer. Mr. J.M. O’Dwyer also holds 9,986,478 listed options pursuant to a bonus issue of options to all shareholders of 1 option for each 20 shares held in August 2002.

(5)	Represents 2,500,000 unlisted options to purchase ordinary shares of Metal Storm that are exercisable only upon certain conditions on or before July 2, 2011 at an exercise price of A$0.01 (approximately $0.005) per share. The purchase price for the options was nil.

(6)	Represents less than 1% of the ordinary shares of Metal Storm.

(7)	114,476,181 ordinary shares are owned by Charter Pacific Corporation Limited or its wholly owned subsidiaries of which Mr. K.J. Dart is a director and stockholder and 200,000 are held by Mr. Dart in a trustee capacity. Mr. K.J. Dart also holds (or beneficially holds) 5,718,809 listed options pursuant to a bonus issue of options to all shareholders of 1 option for each 20 shares held in August 2002.

(8)	Represents 7,685,000 ordinary shares are held by Milaroi Pty Ltd, of which Mr. Pursey is a director and sole stockholder. Mr. Pursey also holds 384,250 listed options pursuant to a bonus issue of options to all shareholders of 1 option for each 20 shares held

(9)	Represents 62,500 options to purchase ordinary shares of Metal Storm that are exercisable on or before April 8, 2005 at an exercise price of A$1.16 (approximately $0.63) per share. The purchase price for the options was nil.

(10)	Represents 250,000 options to purchase ordinary shares of Metal Storm that are exercisable on or before July 2, 2004 at an exercise price of A$1.16 (approximately $0.63) per share. The purchase price for the options was nil.

(11)	Represents 25,000 options to purchase ordinary shares of Metal Storm that are exercisable on or before December 30, 2006 at an exercise price of A$0.556 (approximately $0.36) per share. The purchase price for the options was nil.

We can grant options to purchase our shares to our directors and employees under our constitution and under our discretionary share option scheme and under various employment agreements. See Item 10B “Our Constitution” for a summary of the provisions of our constitution relating to the issuance of options and note 9 to our financial statements and Item 6B “Compensation” for a summary of the terms of our various option schemes.

Item 7.	Major Stockholders and Related Party Transactions

A. Major Stockholders

The following table summarizes information about the ownership of our outstanding ordinary shares as at May 30, 2003 for each person or group that we know to be the beneficial owner of more than 5% of our ordinary shares.

We determine beneficial ownership of shares under the rules of the U.S. Securities and Exchange Commission and include any ordinary shares over which a person exercises sole or shared voting or investment power, or of which a person has the right to acquire ownership at any time within 60 days of May 30, 2003. Applicable percentage ownership in the following table is based on 438,939,470 ordinary shares outstanding as at May 30, 2003.

	Ordinary Shares Beneficially Owned as at May 30, 2003
Name	Number of Shares owned(1)		Percent of Class
James Michael O’Dwyer	199,729,664	(1)	45.5%
Charter Pacific Corporation Limited(3)	114,476,181	(2)	26%

(1)	131,517,059 shares are owned by Mr. J.M. O’Dwyer, 68,212,500 shares are owned by O’Dwyer Investments Pty Ltd as trustee for the O’Dwyer Family Discretionary Trust and 105 shares owned by Rhonda Clare O’Dwyer in trust for Mr. J.M. O’Dwyer.
(2)	Charter Pacific Corporation Limited is a public company listed on the Australian Stock Exchange. As of May 30, 2003, Charter Pacific Limited had approximately 3,800 shareholders.

Other than with respect to the voting rights agreement between Mr. J.M. O’Dwyer and Charter Pacific Corporation Limited and the relationship deed executed by Mr. J.M. O’Dwyer in consideration for the voting rights agreement, that are described in Item 6A “Directors, Senior Management and Employees”, our major stockholders do not have different voting rights with respect to our ordinary shares.

As at May 30, 2003, there were 8,188 record holders of ordinary shares, of which 8,168 represented Australian record holders holding approximately 99.0% of our outstanding ordinary shares.

To the best of our knowledge, we are not owned or controlled by any other corporation, by any foreign government or by any other natural or legal person(s). We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control of Metal Storm.

B. Related Party Transactions

Employment Agreements

We have employment agreements with Mr. J.M. O’Dwyer, our Director—Scientific Innovation, Mr. Vehlow, our Chief Executive Officer, Mr. Schatz, our Senior Vice President—Operations, Mr. Zink, our Senior Vice President—Business Development, Mr. Gillespie, our General Manager, Ms. Moser-Savage, our Company Secretary and Mr. Bambach, our Program Engineer—Australia. These agreements were entered into on an arms length basis.

Other Transactions

Legal and consulting services totaling approximately $125,620 for the period December 31, 2001 to March 31, 2003 were performed by McCullough Robertson Lawyers of which Mr. Heading, a director until his resignation on March 26, 2003, is a partner.

Accounting and consulting services totaling approximately $31,039 for the period ended December 31, 2001 to May 30, 2003 were performed by BDO Kendalls, of which Mr. T.J. O’Dwyer, a director, is a partner.

On May 1, 1999 we entered into a consultancy agreement with General Downing, a director, to provide services to us in the U.S. in relation to the defense industry and market, defense technology and military and customer requirements. General Downing retired from our board in October 2001 and his consultancy agreement was terminated as of such date. General Downing was subsequently re-appointed to the board in October 2002.

On March 16, 2000 we entered into a consultancy agreement with Admiral Owens, a director, to provide services to us in the U.S in relation to the defense industry and market, defense technology and military and customer requirements. Admiral Owens received fees for these services of approximately $96,236 for the period ended December 31, 2001 to May 30, 2003.

We paid consultancy fees of approximately $97,644 to Clarity Business Consulting Pty Ltd, an entity of which Mr. P. L.G. Pursey, a director until his resignation on March 26, 2003, is the sole shareholder for the period ended December 31, 2001 to May 30, 2003. The services included research and review of technical data and potential markets and liaison with various personnel and agencies in the U.S. regarding certain applications of our technology.

C. Interest of Experts and Counsel

Not Applicable

Item 8.	Financial Information

A. Financial Statements and Other Financial Information

Our financial statements are included in Item 18.

Other Financial Information

Export Sales

Not Applicable

Legal Proceedings

No known proceedings.

Dividends

Until we make a profit our directors will not be able to recommend that any dividends be paid to our stockholders. Our directors will not resolve a formal dividend policy for us until we generate profits. Our directors’ current intention is to reinvest our income in the continued development and operation of our business.

B. Significant Changes

As it became readily apparent over the past twelve months that there is an emerging opportunity in the U.S. defence environment for us to financially gain from the increase in funding for new generation defense research and development projects, we decided to transition Metal Storm Inc., our U.S. subsidiary, into a U.S. owned small business. The decision to reorganize our U.S. subsidiary was made in order to maximize all future potential revenue opportunities in the U.S. defence market. As a U.S. corporation wholly-owned by us, Metal Storm Inc. was only able to compete for U.S. defence research and development funding as a foreign entity subject to various applicable foreign ownership rules. As a result of it being a foreign entity, Metal Storm Inc. was disadvantaged in competing for U.S. defence funding contracts by laws and regulations that give preference to firms that offer products manufactured in the U.S. or to small or minority owned businesses, or even prohibit foreign participation in such contracts. It is expected that the reorganization of our U.S. subsidiary as a U.S. owned small business will allow Metal Storm Inc. to contract directly with U.S. government and defence agencies in accordance with U.S. Department of Defence requirements. We expect that this corporate reorganization will significantly widen the net of research and development funding open to us, consolidate greater congressional support for our technology and enhance our prospects for major, long-term commercial agreements. Notably, Metal Storm Inc. will now be able to compete as a prime contractor for SBIR program research funding.

Relevant U.S. Department of Defence requirements define a small business as a company that is 51% U.S. owned, with annual revenues of less than $50 million and fewer than 500 employees. On April 17, 2003, we, as the sole shareholder of the common stock of Metal Storm Inc., agreed to amend the Certificate of Incorporation of Metal Storm Inc., to increase the total number of authorized shares which the corporation shall have authority to issue to 3,062 shares of common stock having a par value of $0.001 per share. We then established a U.S. owned contracting trust to hold shares of common stock for the benefit of U.S. citizens identified by the board of Metal Storm Inc. and pursuant to a compensation plan to be adopted within one year. It was then further resolved to issue an aggregate of 1,562 shares of Metal Storm Inc. to the trust, thereby resulting in the trust holding 51% and controlling interest in Metal Storm Inc. We have retained a 49% ownership interest in Metal Storm Inc.

We and Metal Storm Inc. are currently finalizing a technical assistance agreement which will allow us and Metal Storm Inc. to communicate necessary technical information between the U.S. and Australia in compliance with applicable U.S. export policies. A licensing agreement and a loan agreement, setting out the terms and conditions under which we will support Metal Storm Inc. until it becomes self-sufficient, are currently being finalised. This structure insures that revenue and incomes returns from the operations of Metal Storm Inc. are returned to our investors and therefore continue to create value in MSL.

Item 9.	The Offer and Listing

A. Listing Details

Australian Stock Exchange

Our ordinary shares were listed and posted for trading on the Australian Stock Exchange (symbol “MST”) on July 8, 1999. The following table sets forth for the periods indicated the reported low and high bid prices and the average daily trading volume for our ordinary shares as quoted on the Australian Stock Exchange. All figures are in U.S. dollars.

	Price Per Ordinary Share		Average Daily Trading Volume
Year Ended	High	Low
December 31, 2002
First Quarter	$0.78	0.60	247,615
Second Quarter	$0.72	0.52	230,407
Third Quarter	$0.58	0.28	378,347
Fourth Quarter	$0.36	0.23	165,430
December 31, 2001
First Quarter	$0.79	$0.53	98,352
Second Quarter	$0.73	$0.54	124,679
Third Quarter	$0.87	$0.47	153,886
Fourth Quarter	$1.08	$0.61	403,366
December 31, 2000
First Quarter(1)	$0.41	$0.27	94,292
Second Quarter(1)	$0.42	$0.27	261,701
Third Quarter	$2.10	$0.35	1,076,924
Fourth Quarter	$1.09	$0.50	172,712

	Price Per Ordinary Share		Average Daily Trading Volume
Month Ended	High	Low
June 30, 2003	$0.33	$0.25	239,665
May 31, 2003	$0.28	$0.21	109,812
April 30, 2003	$0.24	$0.23	91,452
March 31, 2003	$0.26	$0.19	218,240
February 28, 2003	$0.29	$0.19	97,303
January 31, 2003	$0.31	$0.26	220,431

(1)	Ordinary shares were subject to a 5 for 1 split on May 31, 2000. Prices and average daily trading volumes prior to the split are expressed in equivalent new (post split) share prices.

Nasdaq SmallCap Market

Our ordinary shares in the form of ADRs were listed for trading on the Nasdaq SmallCap Market (symbol “MTSX”) on December 12, 2001. Each ADR represents the right to receive 20 ordinary shares. The following table sets forth for the periods indicated the high and low closing sales prices in U.S. dollars and the average daily trading volume of our ADRs as reported on the Nasdaq SmallCap Market.

Month Ended:	High	Low	Average Daily Trading Volume
June 30, 2003	$5.56	$5.51	600
May 31, 2003	$5.81	$4.25	1,324
April 30, 2003	$4.78	$4.45	366
March 31, 2003	$5.63	$3.97	1,062
February 28, 2003	$5.69	$4.50	821
January 31, 2003	$6.00	$5.34	735

On July 10, 2003, the closing sales price in U.S. dollars of the ordinary shares and ADRs as reported on the ASX and the Nasdaq SmallCap Market were $0.42 and $5.51, respectively. We are registered under Section 12 of the Securities Exchange Act of 1934 and we file periodic reports with the U.S. Securities and Exchange Commission. As a foreign private issuer, we are not subject to the proxy rules under Section 14 of the U.S. Securities Exchange Act of 1934, and our officers, directors and principal stockholders are not subject to the insider short-swing profit disclosure and recovery provisions of Section 16 of such Act.

B. Plan of Distribution

Not Applicable

C. Markets

Our ordinary shares are currently listed on the Australian Stock Exchange under the symbol “MST” and on the Nasdaq SmallCap Market in the form of American Depositary Receipts under the symbol “MTSX”.

D. Selling Stockholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issue

Not Applicable.

Item 10.	Additional Information

A. Share Capital

Not Applicable.

B. Our Constitution

We are a public company limited by shares registered by the Australian Securities and Investments Commission or ASIC. We were registered on April 13, 1994 and our Australian company number is 064 270 006. Subject to the Australian Stock Exchange Listing Rules and the Australian Corporations Act 2001, the rights that attach to our shares are detailed in our constitution. Our current constitution was adopted on May 14, 1999. Under Australian law, a company has the legal capacity and powers of an individual both inside and outside Australia.

The material provisions of our constitution are summarized below. This summary is not intended to be complete, nor to constitute a definitive statement of the rights and liabilities of our stockholders and is qualified in its entirety by reference to the constitution which is available on request.

Directors

Interested Directors

A director may not vote in respect of any contract or arrangement in which the director has, directly or indirectly, any material interest according to our constitution. Such director may not be counted in the quorum present at the meeting and if the director does vote, such vote may not be counted. Either or both of these prohibitions may be relaxed or suspended to any extent by resolution passed at a general meeting of stockholders.

The Corporations Act 2001 prohibits directors of companies listed on the Australian Stock Exchange from voting on matters in which they have a material personal interest, requires disclosure of such interest to stockholders, and requires stockholders’ approval of any provision of related party benefits.

Directors’ Compensation

Our directors are paid remuneration for their services as directors, which is determined in a general meeting of stockholders. The aggregate, fixed sum for directors’ remuneration is to be divided among the directors in such proportion as the directors themselves agree, and in accordance with our constitution. The fixed sum remuneration for directors may not be increased except at a general meeting of stockholders and the particulars of the proposed increase are required to have been provided to stockholders in the notice convening the meeting.

Pursuant to our constitution any director who devotes special attention to our business or who otherwise performs services which in the opinion of our board of directors are outside the scope of the ordinary duties of a director, or who at the request of the board of directors engages in any journey related to our business, may be paid extra remuneration which is determined by the board.

In addition to other remuneration provided in our constitution, all directors are entitled to be paid by us for reasonable travel accommodation and other expenses incurred by the directors in attending company meetings, board meetings, committee meetings or while engaged on our business.

Additionally in accordance with our constitution, a director may be paid a retirement benefit as determined by the board of directors in accordance with the Corporations Act 2001 and the Australian Stock Exchange Listing Rules.

Borrowing Powers Exercisable by Directors

Pursuant to our constitution, the management and control of our business affairs are vested in our board of directors. The board has the powers to raise or borrow money, guarantee the debts or obligations of any person and enter into any other financial arrangement, in each case in the manner and on the terms it thinks fit. The board may also charge any of our property or business or any uncalled capital and may issue debentures or give any other security for any of our debts, liabilities or obligations or of any other person, in each case, in the manner and on terms it deems fit.

Retirement of directors

Pursuant to our constitution, one third of directors other than the director who is the managing director, must retire from office at every annual general meeting. If the number of directors is not a multiple of three then the number nearest to but not less than one third must retire from office. The directors who retire in this manner are required to be the directors or director longest in office since last being elected. A director, other than the director who is a managing director, must retire from office at the conclusion of the third annual general meeting after which the director was elected.

There are no requirements in our constitution regarding the retirement of directors at any particular age. The Corporations Act 2001, however, requires that directors retire at the conclusion of the first annual general meeting after a director reaches age 72. A person who has reached age 72 may by special resolution of our stockholders be appointed or re-appointed as a director, provided the notice of meeting and the resolution appointing such director states such director’s age.

Share Qualifications

There are no requirements under our constitution or elsewhere for directors to own our shares in order to qualify as directors.

Rights and Restrictions on Classes of Shares

Subject to the Corporations Act 2001 and the Australian Stock Exchange Listing Rules rights attaching to our shares are detailed in our constitution. Our constitution provides that, any of our shares may be issued with preferred, deferred or other special rights, whether in relation to dividends, voting, return of share capital, payment of calls or otherwise as the board of directors may from time to time determine. Except as provided by contract or by our constitution to the contrary, all unissued shares are under the control of the board which may grant options on the shares, allot or otherwise dispose of the shares on the terms and conditions and for the consideration it deems fit. Currently our outstanding share capital consists of only one class of ordinary shares.

Dividend Rights

The board may from time to time determine to pay dividends to stockholders. All unclaimed dividends may be invested or otherwise made use of by the board for our benefit until claimed or otherwise disposed of in accordance with our constitution.

Voting Rights

Under our constitution, each stockholder has one vote determined by a show of hands at a meeting of the stockholders. On a poll vote each stockholder shall have one vote for each fully paid share and a fractional vote for each share which is not fully paid, such fraction being equivalent to the proportion of the amount which has been paid to such date on that share. Under Australian law, stockholders are not permitted to approve corporate matters by written consent. Our constitution does not provide for cumulative voting.

Right to Share in our Profits

Pursuant to our constitution, our stockholders are entitled to participate in our profits only by payment of dividends. The board may from time to time determine to pay dividends to the stockholders, however no dividend is payable except out of our profits. A declaration by the board as to the amount of our profits is conclusive.

Rights to Share in the Surplus in the Event of Liquidation

Our constitution provides for the right of stockholders to participate in a surplus in the event of our liquidation. In certain circumstances, any division may be otherwise than in accordance with the legal rights of the contributories, and in particular, any class may be given preferential or special rights or may be excluded altogether or in part from participation in surplus in the event of liquidation. In the case of any division otherwise than in accordance with the legal rights of the contributories, any contributory who would be prejudiced by the division has a right to dissent and has ancillary rights, as if the determination were a special resolution passed pursuant to the Corporations Act 2001 relating to the sale or transfer of our assets by a liquidator or in a voluntary winding up.

Redemption Provisions

There are no redemption provisions in our constitution in relation to ordinary shares. Under our constitution and subject to the Corporations Act 2001, any preference shares may be issued on the terms that they are or may at our option, be liable to be redeemed.

Sinking Fund Provisions

There are no sinking fund provisions in our constitution in relation to ordinary shares.

Liability for Further Capital Calls

According to our constitution, the board may make any calls from time to time upon stockholders in respect of all monies unpaid on shares, subject to the terms upon which any of the shares have been issued. Each stockholder is liable to pay the amount of each call in the manner, at the time, and at the place specified by the board. Calls may be made payable by installment.

Provisions Discriminating Against Holders of a Substantial Number of Shares

There are no provisions under our constitution discriminating against any existing or prospective holders of a substantial number of our shares.

Variation of Share Rights

Our constitution provides that, unless otherwise provided by the terms of issue of the shares of such class, the rights attaching to any class of shares, may, subject to the Australian Stock Exchange Listing Rules, be varied with the consent in writing of members with at least 75% of the votes in the class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of such class. Our constitution also provides that the rights conferred upon holders of shares of any class issued with preferred or other rights are, unless otherwise expressly provided by the terms of issue of the shares of that class, deemed not to be varied by the creation or issue of further shares ranking equally with the first mentioned shares. These conditions are not more significant than required by the Corporations Act 2001.

General Meetings of Stockholders

General meetings of stockholders may be called by the board of directors. Except as permitted under the Corporations Act 2001, stockholders may not convene a meeting. Under the Corporations Act 2001, stockholders with at least 5% of the votes which may be cast at a general meeting may call and arrange to hold a general meeting. The Corporations Act 2001 requires the directors to call and arrange to hold a general meeting on the request of stockholders with at least 5% of the votes that may be cast at a general meeting or at least 100 stockholders who are entitled to vote at the general meeting. Twenty-eight days’ notice of the proposed meeting of our stockholders is required under the Corporations Act 2001.

According to our constitution, the chairman of the general meeting may refuse admission to or exclude from the meeting, any person who is in possession of a picture recording or sound recording device, in possession of a placard or banner, in possession of an object considered by the chairman to be dangerous, offensive or liable to cause disruption, any person who refuses to produce or permit examination of any object, any person who behaves or threatens to behave in a dangerous, offensive or destructive manner, or any person who is not a director or one of our auditors, one of our stockholders or a proxy, attorney or representative of one of our stockholders.

Foreign Ownership Regulation

There are no limitations on the rights to own securities imposed by our constitution. However, acquisitions and proposed acquisitions of shares in Australian companies may be subject to review and approval by the Australian Federal Treasurer under the Foreign Acquisitions and Takeovers Act of 1974. Generally this act applies to acquisitions or proposed acquisitions:

(a) by a foreign person, as defined in the Foreign Acquisitions and Takeovers Act, or associated foreign persons which would result in such persons having an interest in 15% or more of the issued shares of, or control of 15% or more of the voting power in, an Australian company, and

(b) by non associated foreign person which would result such foreign person having an interest in 40% or more of the issued shares of, or control of 40% or more of the voting power in, an Australian company.

The Australian Federal Treasurer may prevent a proposed acquisition in the above categories or impose conditions on such acquisition if the Treasurer is satisfied that the acquisition would be contrary to the national interest. If a foreign person acquires shares or interest in shares in an Australian company in contravention of the Act, the Australian Federal Treasurer may order the divestiture of such person’s shares or interest in shares in the company. The Australian Federal Treasurer may order divestiture pursuant to the Act if he determines that the acquisition has resulted in that foreign person, either alone or together with other non-associated or associated foreign persons, controlling the company and that such control is contrary to the national interest.

Merger Acquisition or Restructure

Our constitution indicates that where offers to purchase our shares have been made under a proportional take-over scheme, we are prohibited from registering a transfer which would give effect to the contract resulting from the acceptance of such an offer unless and until a resolution to approve the proportional takeover scheme is approved at a meeting by the persons entitled to vote on such resolution. The offeror or an associate of the offeror is not entitled to vote on such resolution. A person, other than an offeror or associate of the offeror, who, as at the end of the day in which the first offer under the proportional takeover scheme was made, held shares in that class of shares, is entitled to one vote for each of the shares held in that class.

Ownership Threshold

There are no provisions in our constitution, which require a stockholder to disclose ownership above a certain threshold. The Corporations Act 2001, however, requires a substantial stockholder to notify us and the Australian Stock Exchange once a 5% interest in our shares is obtained. Further, once a stockholder owns a 5% interest in us, such stockholder must notify us and the Australian Stock Exchange of any increase or decrease of 1% or more in its holding in our shares.

Conditions for Change of Capital

There are no conditions imposed by our constitution relating to changes in our capital which are more stringent than are required by the Corporations Act 2001.

Stock Issues and Takeover Attempts

We are governed by the Corporations Act 2001 which provides stockholders with broad protection in relation to takeovers, including:

•	that the acquisition of control over voting shares takes place in a efficient, competitive and informed market;

•	that stockholders have enough information to assess the merits of a proposal; and

•	that stockholders all have a reasonable and equal opportunity to participate in any benefits accruing to the stockholders through any proposal under which a person would acquire a substantial interest.

Further, subject to limited exceptions provided in the Australian Stock Exchange Listing Rules, we must not issue or agree to issue shares, without the approval of holders of our ordinary shares, for three months after we are told in writing that a person is making or proposes to make, a takeover for our shares.

The exceptions to the listing rule are as follows:

•	an issuance or agreement to issue which we have notified the Australian Stock Exchange of before we are told a person is making or proposes to make a takeover for our shares;

•	an issuance to our ordinary stockholders on a pro-rata basis;

•	an issuance made due to an exercise of rights of conversion already in existence;

•	an issuance by us as consideration for an off-market takeover bid made by us where we are required to comply with the provisions of the Corporations Act 2001;

•	an issuance under a dividend stock distribution plan that is in operation before we are told a person is making or proposes to make a takeover for our shares; and

•	if there is an agreement to issue shares and such agreement is conditional on ordinary stockholders approving the issuance before the issuance is made.

Access to and Inspection of Documents

Inspection of our records is governed by the Corporation Act 2001. Any person has the right to inspect our company registers on payment of a fee. Stockholders are not required to pay a fee for inspection. Any person may obtain copies of a register or any part of the register upon payment of a fee as prescribed by us. Further, we must ensure that the minute books for the meetings of our stockholders are open for inspection to our stockholders free of charge. Other corporate records including minutes of directors meetings, financial records and other documents are not open for inspections by stockholders. However, a stockholder may apply to a court to make an order for inspection of our books, if the applicant stockholder is acting in good faith and the inspection is make for a proper purpose.

CHESS

Holding Statements

We participate in the Clearing House Electronic Sub-Register System, known as CHESS, which is maintained by the CHESS Securities Clearing House pursuant to the Australian Stock Exchange Listing Rules and the Securities Clearing House business rules. CHESS is an electronic transfer and settlement system, with no requirement for paper transfer documents. Accordingly, the legal registered record of holding balances for our CHESS-approved shares are recorded on either of the electronic CHESS sub-register or the electronic issuer sponsored sub-register, which together form the complete company register. We do not issue share certificates to stockholders. Instead, we provide stockholders with a holding statement (similar to a bank account statement) that sets out the number of ordinary shares registered in each stockholder’s name. This statement also advised stockholders of their holder identification number or stockholder reference number and relevant particulars. If a shareholding changes during any month, stockholders will receive a statement after the end of that month. Stockholders may also request statements at any other time (subject to payment of a small administration fee).

C. Material Contracts

For the two years preceding the date of this Annual Report, we have not entered into any material contracts other than those entered in the ordinary cause of business.

D. Exchange Controls

The Australian dollar is convertible into U.S. dollars at freely floating rates. Except as described below, there are currently no restrictions on the flow of Australian dollars between Australia and the U.S. Transactions involving the transfer of funds or payments to, by the order of, or on behalf of prescribed entities, or any undertaking owned or controlled directly or indirectly, by prescribed entities, are not permitted without the specific approval of the Reserve Bank of Australia. Prescribed entities currently include:

•	the former Government of Iraq and its senior officials;

•	specified nationals of Bosnia/Serbia linked to the former Milosevic regime; and

•	specified senior officials of the Government of Zimbabwe.

Accounts of persons and entities identified by the Minister for Foreign Affairs as being associated with terrorism can be frozen, and transactions with these persons and entities is prohibited under the Charter of the United Nations (Terrorism and dealings with assets) Regulations 2002. Those persons and entities are identified in the Charted of the Untied Nations (Anti-Terrorism—Persons and Entities) Lists of 2001 (Nos. 1 and 2) and the Charter of United Nations (Anti-Terrorism—Persons and Entities) Lists of 2002 (Nos. 1 to 4).

The Commonwealth of Australia has passed regulations to make effective the United Nations Security Council resolutions which impose a freeze on financial assets and foreign exchange dealings with certain persons and entities which currently include:

•	specified nationals of Afghanistan;

•	al-Qaeda, the Taliban and Usama Bin Laden and associated individuals and entities;

•	specified nationals of Bosnia/Serbia; and

•	the former Government of Iraq and its senior officials.

The forgoing summary is based upon exchange control laws and regulations now in effect and accurately interpreted and does not take into account possible changes in such laws, regulations and interpretations.

E. Taxation

The following is a summary of the material U.S. federal income tax and Australian tax consequences to U.S. holders, as defined below, of the acquisition, ownership and disposition of American Depositary Shares (“ADSs”) or ordinary shares and is based on the laws in force as at the date of this annual report. Holders are advised to consult their tax advisors concerning the overall tax consequences of the acquisition, ownership and disposition of ADSs or ordinary shares in their particular circumstances. This discussion relies in part on representations by the depositary in the deposit agreement and related documents and the assumption that each obligation in the deposit agreement and related documents will be performed in accordance with their terms.

U.S. Federal Income Tax Considerations

In this section, we discuss the material U.S. federal income tax considerations applicable to an investment in ADSs, which are evidenced by American Depositary Receipts (“ADRs”), or ordinary shares by a U.S. holder, as defined below, that will hold the ADSs or ordinary shares as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). We do not discuss any tax considerations that may apply to holders subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, tax-exempt entities, persons subject to the alternative minimum tax, persons that hold ADSs or ordinary shares as a position in a straddle or as part of a hedging, constructive sale or conversion transaction for U.S. federal income tax purposes, persons that have a functional currency other than the U.S. dollar, persons that own 10% or more of our equity or persons that are not U.S. holders.

This section is based on the Code, income tax regulations issued under the Code, and judicial and administrative interpretations of the Code and the income tax regulations, all as of the date of this annual report. All of the foregoing are subject to change at any time, and any change could be retroactive.

In this section, a “U.S. holder” means a beneficial owner of ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.,

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or any state thereof or the District of Columbia,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•	a trust the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions.

If a partnership holds ADSs or ordinary shares, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partners of partnerships that will hold ADSs or ordinary shares should consult their tax advisors.

You should consult your tax advisor with respect to the U.S. federal, as well as state, local and non-U.S., tax consequences to you of an investment in ADSs or ordinary shares.

Ownership of ADSs in General

A beneficial owner of ADSs will be treated as the beneficial owner of the ordinary shares represented by such ADSs for U.S. federal income tax purposes.

Dividends

Subject to the passive foreign investment company rules, discussed below, U.S. holders will include as dividend income any distributions of cash or property, other than certain pro rata distributions of ordinary shares, with respect to ADSs or ordinary shares to the extent the distributions are made from our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A U.S. holder will include the dividend income at the time of receipt, which, for a holder of ADSs, generally will be the date of receipt by the depositary. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits, as so determined, it will be treated first as a tax-free return of the U.S. holder’s tax basis in the ADSs or ordinary shares and thereafter as capital gain. Dividends paid by us will not be eligible for the dividends-received deduction generally allowed to U.S. corporate stockholders.

For taxable years beginning after December 31, 2002 and before January 1, 2009, dividends received by an individual from a “qualified foreign corporation” are eligible for preferential rates of taxation. For this purpose, we believe that we are a qualified foreign corporation. Such dividends generally are eligible for the preferential tax rates except to the extent that the individual (1) holds a share of stock for 60 days or less during the 120-day period beginning 60 days before the ex-dividend date (or, in the case of certain preferred stock, 90 days or less during the 180-day period beginning 90 days before the ex-dividend date) as measured under Section 246(c) of the Code, (2) is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property or (3) elects to treat the dividend as investment income for purposes of determining the amount of deductible investment interest under Section 163(d)(4)(B) of the Code. Further, if an individual receives, with respect to any share of stock, an extraordinary dividend (within the meaning of Section 1059(c) of the Code) eligible for the preferential tax rates, any loss on a subsequent sale of the stock is treated as a long-term capital loss to the extent of the extraordinary dividend.

Includible distributions paid in Australian dollars, including any Australian withholding taxes, will be included in the gross income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the Australian dollars are converted into U.S. dollars at that time. If Australian dollars are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize any foreign exchange gain or loss.

Dividends received by a U.S. holder with respect to ADSs or ordinary shares will be treated as foreign source income, which may be relevant in calculating the holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid with respect to ADSs or ordinary shares will generally constitute “passive income” or, in the case of certain U.S. holders, “financial services income.”

Subject to certain complex limitations, a U.S. holder generally will be entitled to a credit against its U.S. federal income tax liability or a deduction in computing its U.S. federal taxable income in respect of any Australian taxes withheld by us.

You should consult your tax advisor as to the consequences of Australian withholding taxes and the availability of a foreign tax credit or deduction. See “Australian Tax Considerations—Taxation of Dividends.”

Sale or Exchange of ADSs or Ordinary Shares

Subject to the passive foreign investment company rules, discussed below, a U.S. holder generally will recognize gain or loss on a disposition, including a sale, exchange or redemption, of ADSs or ordinary shares equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in the ADSs or ordinary shares. This gain or loss will generally be long-term capital gain or loss if the U.S. holder has held the ADSs or ordinary shares for more than one year and otherwise will be short-term capital gain or loss. Long-term capital gains of individuals are eligible for preferential rates of taxation, which have been reduced for long-term capital gains recognized on or after May 6, 2003, and before January 1, 2009. Short-term capital gains are taxed at the rates applicable to ordinary income, which, for gains recognized on or after May 6, 2003, and before January 1, 2009, are higher than the rates applicable to dividends. For foreign tax credit limitation purposes, gain or loss recognized upon a disposition generally will be treated as from sources within the U.S. The deductibility of capital losses is subject to limitations for U.S. federal income tax purposes.

You should consult your tax advisor regarding the availability of a foreign tax credit or deduction in respect of any Australian tax imposed on a sale or other disposition of ADSs or ordinary shares. See “Australian Tax Considerations—Tax on Sales or other Dispositions of Shares.”

Passive Foreign Investment Company Status

The Code provides special anti-deferral rules regarding certain distributions received by U.S. stockholders with respect to, and sales and other dispositions, including pledges, of shares of stock of, a passive foreign investment company (“PFIC”). A foreign corporation will be treated as a PFIC for any taxable year if 75% or more of its gross income for the taxable year is passive income or the average percentage of its assets, generally by value, that produce or are held for the production of passive income is at least 50%.

We believe that we were a PFIC for U.S. federal income tax purposes in 1999, 2000 and 2002, but not in 2001. We expect to conduct our affairs so that we will not be a PFIC in 2003, but we can offer no assurances in this regard.

A U.S. stockholder that holds stock in a foreign corporation during any taxable year in which the corporation qualifies as a PFIC is subject to tax under the “excess distribution” rules unless the stockholder elects to treat the PFIC as a “qualified electing fund” (“QEF”) or makes a “mark-to-market” election, each as discussed below. An “excess distribution” is a distribution with respect to PFIC stock that exceeds 125% of the average of such distributions over the preceding three-year period or, if shorter, the stockholder’s holding period for its shares. Excess distributions are allocated ratably to each day of the U.S. stockholder’s holding period. Amounts allocated to the current taxable year and any years before the corporation was a PFIC are currently included in gross income as ordinary income. Amounts allocated to other taxable years are taxed at the highest ordinary income tax rates in effect for those years, and the tax for each such prior year is subject to an interest charge at the rate applicable to income tax deficiencies. In addition, the entire amount of any gain that a U.S. stockholder realizes upon a sale or other disposition of shares in a PFIC is considered an excess distribution subject to tax and interest as described above. A U.S. stockholder that acquires shares in a PFIC from a decedent generally will not receive a “stepped-up” fair market value tax basis in such shares but, instead, will receive a tax basis equal to the decedent’s basis, if lower. If a corporation is a PFIC for any taxable year during which a U.S. stockholder holds shares in the corporation, then the corporation generally will continue to be treated as a PFIC with respect to the stockholder’s shares, even if the corporation no longer satisfies either the passive income or passive assets test described above, unless the U.S. stockholder terminates this deemed PFIC status by electing to recognize gain, which will be taxed under the excess distribution rules as if such shares had been sold on the last day of the last taxable year for which the corporation was a PFIC.

The excess distribution rules may be avoided if a U.S. stockholder makes a QEF election effective beginning with the first taxable year in the stockholder’s holding period in which the corporation is a PFIC. A U.S. stockholder that makes a QEF election is required to include in income its pro rata share of the PFIC’s ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. A U.S. stockholder whose QEF election is effective after the first taxable year during the stockholder’s holding period in which the corporation is a PFIC (an “unpedigreed QEF election”) will continue to be subject to the excess distribution rules for years beginning with such first taxable year and prior to the year in which the QEF election first becomes effective, unless the stockholder elects to recognize as an excess distribution any gain that the stockholder would have recognized if the shares were sold on the first day of the first taxable year for which the QEF election is effective. Although an option to acquire PFIC stock generally is treated as PFIC stock for purposes of the excess distribution rules, a QEF election with respect to a stockholder’s shares will not apply to the stockholder’s options. If a stockholder that owns PFIC shares subject to a QEF election acquires additional shares pursuant to the exercise of an option, the additional shares will be subject to the QEF election, but the election may be an unpedigreed QEF election with respect to those shares.

In general, a U.S. stockholder makes a QEF election by attaching a completed Internal Revenue Service (“IRS”) Form 8621 to a timely filed (taking into account extensions) U.S. federal income tax return for the year beginning with which the QEF election is to be effective. (A U.S. stockholder of a PFIC must file an IRS Form 8621 annually regardless of whether or not it makes a QEF election.) In certain circumstances, a U.S. stockholder may be able to make a retroactive QEF election. In order for a U.S. stockholder to make a valid QEF election, the corporation must annually provide or make available to the stockholder certain information. For any year that we are a PFIC, we intend to provide to U.S. holders the information necessary to report income and gain in accordance with a QEF election. However, in the case of a U.S. holder that is a calendar year taxpayer, the information is not expected to be provided until after the due date for filing a U.S. federal income tax return without an extension. A QEF election can be revoked only with the consent of the IRS.

As an alternative to making a QEF election, a U.S. stockholder may make a “mark-to-market” election with respect to its PFIC shares if the shares meet certain minimum trading requirements. A U.S. stockholder that makes a mark-to-market election will be required to include in income each year an amount equal to the excess of the fair market value of the shares that the stockholder owns as of the close of the taxable year over the stockholder’s adjusted tax basis in the shares. The U.S. stockholder will be entitled to a deduction for the excess, if any, of the stockholder’s adjusted tax basis in the shares over the fair market value of the shares as of the close of the taxable year; provided, however, that the deduction will be limited to the extent of any net mark-to-market gains with respect to the shares included by the U.S. stockholder under the election for prior taxable years. The U.S. stockholder’s basis in the shares will be adjusted to reflect the amounts included or deducted pursuant to the election. Amounts included in income pursuant to a mark-to-market election, as well as gain on the sale or exchange of the shares, will be treated as ordinary income. The deductible portion of any mark-to-market loss, as well as loss on a sale or exchange of shares to the extent that the amount of such loss does not exceed net mark-to-market gains previously included in income, will be treated as ordinary loss.

The mark-to-market election applies to the taxable year for which the election is made and all subsequent taxable years, unless the shares cease to meet applicable trading requirements or the IRS consents to its revocation. The excess distribution rules generally do not apply to apply to a U.S. stockholder for tax years for which a mark-to-market election is in effect. However, if a U.S. stockholder makes a mark-to-market election for PFIC stock after the beginning of the stockholder’s holding period for the stock, a coordination rule applies to ensure that the stockholder does not avoid the tax and interest charge with respect to amounts attributable to periods before the election.

It is not clear whether our ADSs or ordinary shares will meet the minimum trading requirements necessary to permit a U.S. holder to make a mark-to-market election.

U.S. holders are urged to consult their tax advisors as to the effect on them of the PFIC rules and the desirability of making, and the availability of, either a QEF election or a mark-to-market election with respect to our ADSs or ordinary shares.

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements generally apply to payments to non-corporate holders of ADSs or ordinary shares. Information reporting will apply to payments of dividends on, and to proceeds from the disposition of, ADSs or ordinary shares by a paying agent within the U.S. to a U.S. holder, other than an “exempt recipient,” including a corporation and certain other persons that, when required, demonstrate their exempt status. A paying agent within the U.S. will be required to backup withhold at the applicable statutory rate in respect of any payments of dividends on, and the proceeds from the disposition of, ADSs or ordinary shares within the U.S. to a U.S. holder, other than an “exempt recipient,” if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements.

The discussion above is not intended to constitute a complete analysis of all tax considerations applicable to an investment in ADSs or ordinary shares. You should consult with your tax advisor concerning the tax consequences to you in your particular situation.

Australian Tax Considerations

In this section we discuss the material Australian tax considerations related to the acquisition, ownership and disposal by the absolute beneficial owners of ADSs which are evidenced by ADRs, or ordinary shares. This discussion is based upon existing Australian tax law as of the date of this annual report, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian income tax law which may be important to particular investors in light of their individual investment circumstances, such as ADSs or shares held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax exempt organizations). In addition, this summary does not discuss any foreign or state tax considerations, other than stamp duty. Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the purchase, ownership and disposition of the ADSs or shares. This summary is based upon the premise that the holder is not an Australian tax resident.

Nature of ADRs for Australian Taxation Purposes

ADSs held by a U.S. holder will be treated for Australian taxation purposes as held under a ‘bare trust’ for such holder. Consequently, the underlying ordinary shares will be regarded as owned by the ADS holder for Australian income tax and capital gains tax purposes. Dividends paid on the underlying ordinary shares will also be treated as dividends paid to the ADS holder, as the person beneficially entitled to those dividends. Therefore, in the following analysis we discuss the tax consequences to non-Australian resident holders of ordinary shares which, for Australian taxation purposes, will be the same as to U.S. holders of ADSs.

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be ‘franked’ to the extent of tax paid on company profits. Fully franked dividends are not subject to dividend withholding tax. Dividends payable by the company to non-Australian resident stockholders will be subject to dividend withholding tax, to the extent the dividends are unfranked. Dividend withholding tax will be imposed at 30%, unless a stockholder is a resident of a country with which Australia has a double taxation agreement. Under the provisions of the current Double Taxation Convention between Australia and the U.S., the Australian tax withheld on unfranked dividends paid by us to which a resident of the U.S. is beneficially entitled is limited to 15%, unless the shares are effectively connected to a permanent establishment or fixed base in Australia through which the stockholder carries on business or provides independent personal services, respectively.

There are proposed changes to the double taxation convention between Australia and the U.S. which if enacted mean that if a company that is a non-Australian resident stockholder did own a 10% or more interest, the Australian tax withheld on dividends paid by us to which a resident of the U.S. is beneficially entitled is limited to 5%. It is anticipated that these changes will take effect for Australian taxation purposes from July 1, 2003.

Tax on Sales or other Dispositions of Shares—Capital gains tax

Non-Australian resident stockholders will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of our shares, unless they, together with associates, hold 10% or more of our issued capital at any time during the five years before the disposal of the shares.

If a non-Australian resident stockholder did own a 10% or more interest, that stockholder would be subject to Australian capital gains tax to the same extent as Australian resident stockholders. The Australian Taxation Office maintains the view that Australian capital gains tax is not limited by the Double Taxation Convention between the U.S. and Australia. Australian capital gains tax applies to net capital gains at a taxpayer’s marginal tax rate but for certain stockholders a discount of the capital gain may apply if the shares have been held for 12 months or more. For individuals, this discount is 50%. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

Tax on Sales or other Dispositions of Shares—Stockholders Holding Shares on Revenue Account

Some non-Australian resident stockholders may hold shares on revenue rather than on capital account, for example, share traders. These stockholders may have the gains made on the sale or other disposal of the shares included in their assessable income under the ordinary income provisions of the income tax law, if the gains are sourced in Australia.

Non-Australian resident stockholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 29%. Some relief from the Australian income tax may be available to such non-Australian resident stockholders under the Double Taxation Convention between the U.S. and Australia, for example, because the stockholder does not have a permanent establishment in Australia.

To the extent an amount would be included in a non-Australian resident stockholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the stockholder would not be subject to double tax on any part of the income gain or capital gain.

Dual Residency

If a stockholder were a resident of both Australia and the U.S. under those countries’ domestic taxation laws, that stockholder may be subject to tax as an Australian resident. If, however, the stockholder is determined to be a U.S. resident for the purposes of the Double Taxation Convention between the U.S. and Australia, the Australian tax would be subject to limitation by the Double Taxation Convention. Stockholders should obtain specialist taxation advice in these circumstances.

Stamp Duty

From July 1, 2001, any transfer of shares through trading on the Australian Stock Exchange, whether by Australian residents or foreign residents, are not subject to Queensland stamp duty.

Australian Death Duty

Australia does not have estate or death duties. No capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries, may, however, give rise to a capital gains tax liability.

Goods and Services Tax

The issue or transfer of shares will not incur Australian goods and services tax and does not require a stockholder to register for Australian goods and services tax purposes.

F. Dividends and Paying Agents

Not Applicable.

G. Statements by Experts

Not Applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The public may also view our annual reports and other documents filed with the SEC on the internet at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions in Section 16 of the Exchange Act.

I. Subsidiary Information

We recently completed the reorganization of Metal Storm Inc., our wholly owned subsidiary, into a U.S. owned small business. See Item 8B “Financial Information—Significant Changes” for a discussion of this reorganization. As at May 31, 2003, the assets of Metal Storm Inc. consisted of bank accounts with funds of approximately $203,000 on deposit and fixed assets of office plant and equipment of approximately $18,890.

Item 11.	Quantitative and Qualitative Disclosure about Market Risk

We invest excess cash in interest-bearing, investment-grade securities and time deposits in high-quality institutions. We do not utilize derivative financial instruments, derivative commodity instruments, positions or transactions in any material manner. Accordingly, we believe that, while the investment-grade securities and time deposits we hold are subject to changes in financial standing of the issuer of such securities, the principal is not subject to any material risks arising from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices or other market changes that affect market risk sensitive instruments. Since we do not invest in locations outside Australia, we are not subject to cross-border risks.

We operate in Australia, and we will be subject to certain foreign currency exposure. Historically, currency translation gains and losses have been reflected as adjustments to stockholders’ equity, while transaction gains and losses have been reflected as components of income and loss. Translation gains and losses could be material depending upon changes in the exchange rate relationships between the Australian dollar and the U.S. dollar. See Item 5A “Operating Results—Effects of Currency Fluctuations” above for a detailed description of the impact of foreign currency translation on our financial statements.

Item 12.	Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.	Material Modifications to the Rights of Security Holders and the Use of Proceeds

Not Applicable

Item 15.	Controls and Procedures

Our Chief Executive Officer and Principal Financial Officer, based on their evaluation within 90 days prior to the date of this report of our disclosure controls and procedures (as defined in Rule 13a-14(c) under the U.S. Securities Exchange Act of 1934, as amended), have concluded that our disclosure controls and procedures are adequate and effective for purposes of Rule 13a-14(c) in timely alerting them to material information relating to us required to be included in our filings with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended.

There were no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of their evaluation.

Item 16.	Reserved

PART III

Item 17.	Financial Statements

Not Applicable

Item 18.	Financial Statements

The financial statements are included as the “F” pages to this annual report.

Item 19.	Exhibits

Exhibit Index

Exhibit Number	Description of Exhibit

1.1	Constitution of Metal Storm*

4.1	DSTO Research Agreement dated April 20, 2001*

4.2	Deed of Amendment to the DSTO Research Agreement dated September 13, 2002 (portions omitted pursuant to a request for confidential treatment; non-public information has been filed with the SEC)

4.3	DSTO Technology License Agreement dated April 20, 2001, as amended (portions omitted pursuant to a request for confidential treatment; non-public information has been filed with the SEC)*

4.4	SAIC Agreement dated October 17, 1998 (portions omitted pursuant to a request for confidential treatment; non-public information has been filed with the SEC)*

4.5	Modification No.1 to the SAIC Agreement dated October 17, 2002

4.6	Employment Agreement of J.M. O’Dwyer*

4.7	Employment Agreement of A. Schatz*

4.8	Employment Agreement of S. Moser-Savage

4.9	Employment Agreement of R. Bambach*

4.10	Consulting Agreement of W. Owens*

4.11	Discretionary Share Option Scheme*

4.12	Employment Agreement of C. Vehlow**

4.13	Employment Agreement of G. R. Zink

4.14	Employment Agreement of Ian A. Gillespie

10.1	Relationship Deed dated May 25, 1999 between James Michael O’Dwyer and Charter Pacific Corporation*

99.1	Certifications pursuant to 18 U.S.C. §1350

*	Incorporated by reference from our Registration Statement on Form 20-F filed on December 12, 2001, File No. 000-31212.
**	Incorporated by reference from our Annual Report on Form 20-F filed on July 1, 2002.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

METAL STORM LIMITED

By:	/s/ SYLVIE MOSER-SAVAGE
Name:	Sylvie Moser-Savage
Title:	Company Secretary

Date: July 14, 2003

CERTIFICATIONS

I, Charles A Vehlow, certify that:

1. I have reviewed this annual report on Form 20-F of Metal Storm Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 14, 2003.

By:	/s/ CHARLES A. VEHLOW
Name:	Charles A. Vehlow
Title:	Chief Executive Officer

I, Sylvie Moser-Savage, certify that:

1. I have reviewed this annual report on Form 20-F of Metal Storm Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 14, 2003

By:	/s/ SYLVIE MOSER-SAVAGE
Name:	Sylvie Moser-Savage
Title:	Principal Accounting Officer

[LETTERHEAD OF ERNST & YOUNG]

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Metal Storm Limited

We have audited the accompanying consolidated balance sheets of Metal Storm Limited and its subsidiary (a development stage enterprise) (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Company as of December 31, 2000 and the year ended December 31, 2000, were audited by other auditors whose reports, dated October 4, 2001, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Metal Storm Limited and its subsidiary at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

/S/    ERNST & YOUNG

Brisbane, Queensland, Australia

May 15, 2003

[LETTERHEAD OF DELOITTE TOUCHE TOHMATSU]

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of Metal Storm Limited

We have audited the accompanying statements of operations, changes in stockholders’ equity, and cash flows of Metal Storm Limited (a development stage enterprise) for the year ended December 31, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the results of operations and cash flows of Metal Storm Limited (a development stage enterprise) for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

/S/    DELOITTE TOUCHE TOHMATSU

October 4, 2001

Brisbane, Queensland

Australia

METAL STORM LIMITED

(a development stage enterprise)

BALANCE SHEETS

(U.S. DOLLARS)

	As of December 31
	2002	2001
ASSETS:

Current assets:
Cash and cash equivalents	$4,541,630	$3,129,777
Grant receivable	—	170,489
Prepaid expenses	277,223	74,586
Other	53,130	37,925

Total current assets	4,871,983	3,412,777

Property and equipment, net	85,798	114,218
Other non-current assets	6,594	—

Total assets	$4,964,375	$3,526,995

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Current liabilities:
Accounts payable	$520,572	$128,834
Accounts payable—R&D contracts	395,500	—
Accounts payable—related party	74,272	50,948
Accruals for employee entitlements	238,357	52,570

Total current liabilities	1,228,701	232,352

Accounts payable	7,557	—
Accruals for employee entitlements, non-current	27,864	30,990

Total liabilities	1,264,122	263,342

Commitments and contingencies	—	—

Stockholders’ equity:
Ordinary shares issued—no par value; 438,878,548 and 423,403,558 shares issued and outstanding in 2002 and 2001, respectively	16,658,496	11,667,773
Deficit accumulated during development stage	(11,903,628)	(6,524,035)
Unearned compensation	(156,440)	(646,590)
Accumulated other comprehensive loss	(898,175)	(1,233,495)

Total stockholders’ equity	3,700,253	3,263,653

Total liabilities and stockholders’ equity	4,964,375	$3,526,995

See accompanying notes to financial statements

METAL STORM LIMITED

(a development stage enterprise)

STATEMENTS OF OPERATIONS

(U.S. DOLLARS)

	For the years ending December 31,			For the Period from April 13, 1994 (inception) to December 31, 2002
	2002	2001	2000
Operating income:
Grant income	$12,373	$353,180	$78,958	$683,532

Total operating income	12,373	353,180	78,958	683,532

Operating expenses:
Research and development	3,446,407	1,673,978	831,812	7,912,969
Depreciation	53,982	29,578	13,925	126,224
Rentals on operating leases	124,291	90,156	75,417	330,976
General and administrative	1,490,311	927,239	339,538	3,576,375
Legal fees—related party	120,996	130,080	14,078	444,618
Consulting fees—related party	175,824	234,254	296,562	806,176
Employee stock based compensation	8,633	207,804	17,557	239,777

Total operating expenses	5,420,444	3,293,089	1,588,889	13,437,115

Loss from operations	(5,408,071)	(2,939,909)	(1,509,931)	(12,753,583)

Other income (expense):
Interest income	101,893	196,068	326,211	804,754
Interest expense	(901)	(48)	(3,562)	(5,642)
Other income	384	—	—	384
Foreign exchange	(72,898)	93,535	29,368	50,459

Total other income	28,478	289,555	352,017	849,955

Net loss	$(5,379,593)	$(2,650,354)	$(1,157,914)	$(11,903,628)

Net loss per ordinary share (basic and diluted)	$(0.013)	$(0.006)	$(0.003)

Weighted average ordinary shares outstanding	428,974,260	422,326,884	421,250,210

See accompanying notes to financial statements

METAL STORM LIMITED

(a development stage enterprise)

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(U.S. DOLLARS)

	Number of Ordinary Shares	Amount	Accumulated Deficit	Accumulated Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Total
Balance at inception	—	$—	$—	$—	$—	$—
Other comprehensive income:
Translation adjustment	—	—	—	—	12,679	12,679
Net loss	—	—	(740,991)	—	—	(740,991)

Comprehensive loss						(728,312)

Issuance of ordinary shares in exchange for patents and intellectual property (May 4, 1994)	1,125,000	—	—	—	—	—
Issuance of ordinary shares (May 4, 1994)	500,002	365,951	—	—	—	365,951
Compensation expense	—	465,588	—	—	—	465,588

Balance—June 30, 1995	1,625,002	831,539	(740,991)	—	12,679	103,227
Other comprehensive income:
Translation adjustment	—	—	—	—	21,618	21,618
Net loss	—	—	(178,748)	—	—	(178,748)

Comprehensive loss						(157,130)

Issuance of ordinary shares (100,000 November 3, 1995; 562,500 December 15, 1995; 5,000 May 20, 1996)	667,500	506,766	—	—	—	506,766

Balance—June 30, 1996	2,292,502	1,338,305	(919,739)	—	34,297	452,863
Other comprehensive income:
Translation adjustment	—	—	—	—	(14,622)	(14,622)
Net loss	—	—	(208,962)	—	—	(208,962)

Comprehensive loss	—	—	—	—	—	(223,584)

Balance—June 30, 1997	2,292,502	1,338,305	(1,128,701)	—	19,675	229,279
Other comprehensive income:
Translation adjustment	—	—	—	—	(62,120)	(62,120)
Net loss	—	—	(272,032)	—	—	(272,032)

Comprehensive loss						(334,152)

Issuance of ordinary shares (March 30, 1998)	820,000	554,977	—	—	—	554,977
Share options exercised (March 30, 1998)	637,500	4,314	—	—	—	4,314

Balance—June 30, 1998	3,750,002	1,897,596	(1,400,733)	—	(42,445)	454,418

METAL STORM LIMITED

(a development stage enterprise)

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(U.S. DOLLARS)

	Number of Ordinary Shares	Amount	Accumulated Deficit	Accumulated Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Total
Balance—June 30, 1998	3,750,002	1,897,596	(1,400,733)	—	(42,445)	454,418
Other comprehensive income:
Translation adjustment	—	—	—	—	(6,615)	(6,615)
Net loss	—	—	(184,463)	—	—	(184,463)

Comprehensive loss	—	—	—	—	—	(191,078)

Balance—December 31, 1998	3,750,002	1,897,596	(1,585,196)	—	(49,060)	263,340
Other comprehensive income:
Translation adjustment	—	—	—	—	131,537	131,537
Net loss	—	—	(1,130,571)	—	—	(1,130,571)

Comprehensive loss						(999,034)

Share split	76,500,040	—	—	—	—	—
Issuance of ordinary shares (June 9, 1999)	4,000,000	7,745,070	—	—	—	7,745,070
Share issue costs	—	(773,850)	—	—	—	(773,850)

Balance—December 31, 1999	84,250,042	8,868,816	(2,715,767)	—	82,477	6,235,526
Other comprehensive income:
Translation adjustment	—	—	—	—	(945,371)	(945,371)
Net loss	—	—	(1,157,914)	—	—	(1,157,914)

Comprehensive loss						(2,103,285)

Share split	337,000,168	—	—	—	—	—
Unearned compensation	—	69,098	—	(69,098)	—	—
Amortization of unearned compensation	—	—	—	17,557	—	17,557

Balance—December 31, 2000	421,250,210	8,937,914	(3,873,681)	(51,541)	(862,894)	4,149,798
Other comprehensive income:
Translation adjustment	—	—	—	—	(370,601)	(370,601)
Net loss	—	—	(2,650,354)	—	—	(2,650,354)

Comprehensive loss						(3,020,955)

Options issued to employee fully vested	—	56,616	—	—	—	56,616
Unearned compensation	—	746,237	—	(746,237)	—	—
Amortization of unearned compensation	—	—	—	151,188	—	151,188
Options issued to non-employee fully vested	—	303,159	—	—	—	303,159
Issuance of ordinary shares (1,390,154 March 19, 2001; 658,194 May 29, 2001)	2,048,348	1,553,770	—	—	—	1,553,770
Issuance of ordinary shares (June 1, 2001)	100,000	68,677	—	—	—	68,677
Share options exercised (June 28, 2001)	5,000	1,400	—	—	—	1,400

Balance—December 31, 2001	423,403,558	$11,667,773	$(6,524,035)	$(646,590)	$(1,233,495)	$3,263,653

METAL STORM LIMITED

(a development stage enterprise)

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(U.S. DOLLARS)

	Number of Ordinary Shares	Amount	Accumulated Deficit	Accumulated Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Total
Balance—December 31, 2001	423,403,558	$11,667,773	$(6,524,035)	$(646,590)	$(1,233,495)	$3,263,653
Other comprehensive income:
Translation adjustment	—	—	—	—	335,320	335,320
Net loss	—	—	(5,379,593)	—	—	(5,379,593)

Comprehensive loss						(5,044,273)

Unearned compensation	—	(495,933)	—	495,933	—	—
Amortization of unearned compensation	—	—	—	(5,783)	—	(5,783)
Share options exercised (500,000 May 26, 2002)	500,000	132,319	—	—	—	132,319
Issuance of ordinary shares (August 27, 2002)	14,142,700	5,009,132	—	—	—	5,009,132
Share issue costs	—	(15,777)	—	—	—	(15,777)
Share options exercised (6,958 September 24, 2002; 8,844 October 17, 2002 )	15,802	5,617	—	—	—	5,617
Issuance of ordinary shares for services (September 24, 2002)	766,488	216,824	—	—	—	216,824
Issuance of ordinary shares to employees (September 24, 2002)	50,000	14,416	—	—	—	14,416
Options issued to non-employee fully vested (50,000 June 26, 2002; 766,488 September 24, 2002; 16,665 October 17, 2002)	—	124,125	—	—	—	124,125

Balance—December 31, 2002	438,878,548	$16,658,496	$(11,903,628)	$(156,440)	$(898,175)	$3,700,253

The functional currency for the Company’s operations is Australian dollars (A$). The translation from Australian dollars into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at balances sheet date and for revenue and expense accounts using the average exchange rate during the period. The gains or losses resulting from such translation are included in other comprehensive income (loss).

See accompanying notes to financial statements

METAL STORM LIMITED

(a development stage enterprise)

STATEMENTS OF CASH FLOWS

(U.S. DOLLARS)

	For the years ending December 31,			For the Period from April 13, 1994 (inception) to December 31, 2002
	2002	2001	2000
Operating Activities
Net loss	$(5,379,593)	$(2,650,354)	$(1,157,914)	$(11,903,628)
Depreciation	53,982	29,578	13,925	126,224
Stock based compensation—employee	8,633	207,804	17,557	234,074
Stock based compensation—non-employees	340,949	371,836	—	712,785
Foreign exchange loss	72,898	29,048	—	101,946
Net change in operating assets and liabilities:
(Increase) decrease in assets:
Grant receivable and other current assets	171,810	(112,630)	(102,031)	(27,445)
Prepaid expenses	(185,402)	(33,801)	25,869	(260,076)
Increase (decrease) in liabilities:
Accounts payables	734,545	32,073	36,046	995,696
Accruals for employee entitlements	179,374	11,273	(24,827)	143,299
Accruals for employee entitlements, non-current	13,594	21,519	2,932	44,697

Net cash used in operating activities	(3,989,210)	(2,093,654)	(1,188,443)	(9,832,508)

Investing activities
Payment for property and equipment	(15,111)	(115,472)	(21,647)	(216,986)

Net cash used in investing activities	(15,111)	(115,472)	(21,647)	(216,986)

Financing Activities
Proceeds from share options exercised	137,936	1,400	—	143,650
Proceeds from share issue	5,009,132	1,553,770	—	15,735,667
Share issue costs	(15,777)	—	—	(789,627)

Net cash provided by financing activities	5,131,291	1,555,170	—	15,089,690

Effect of exchange rate changes on cash	284,883	(400,522)	(960,523)	(498,566)
Net increase (decrease) in cash and cash equivalents	1,411,853	(1,054,478)	(2,170,613)	4,541,630
Cash and cash equivalents, beginning of year	3,129,777	4,184,255	6,354,868	—

Cash and cash equivalents, end of year	$4,541,630	$3,129,777	$4,184,255	$4,541,630

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$901	$48	$3,562	$5,374

See accompanying notes to financial statements

METAL STORM LIMITED

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Organization and Nature of Operations

Metal Storm Limited was incorporated in Queensland, Australia on April 13, 1994 and listed on the Australian Stock Exchange on July 8, 1999. On March 14, 2001, Metal Storm Limited formed a wholly-owned U.S. subsidiary, Metal Storm, Inc., incorporated in the state of Virginia (collectively referred to as “Metal Storm” or the “Company”).

Metal Storm is a development stage enterprise engaged in the research and development of electronic ballistics technology. The Company continues to establish the viability of this technology with government agencies in the U.S. and Australia. The technology has no known equivalent and incorporates a 100% electronic firing system. The technology has many potential applications, including applications in the military and law enforcement industries, firearms and the commercial environment.

Principles of Consolidation

The financial statements as of and for the year ended December 31, 2002 include the accounts of Metal Storm Limited and its wholly-owned subsidiary, Metal Storm Inc, which is economically dependent on the parent company. All inter-company balances and transactions have been eliminated on consolidation.

Basis of Presentation

The Company’s principal activities to date have included technology development, obtaining research and funding grants, securing of patents and intellectual property rights and securing finance for working capital and capital expenditure. Accordingly, these financial statements are presented as those of a development stage enterprise, as prescribed by Statement of Financial Accounting Standards (“SFAS”) No. 7 Accounting and Reporting by Development Stage Enterprises. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are presented in U.S. dollars.

Development Stage—Risks

As a development stage enterprise, the Company’s prospects are subject to the risks, expenses and uncertainties frequently encountered by companies which have not yet commercialized any applications of their technology, particularly in new and evolving markets. The Company’s operating results may fluctuate significantly in the future as a result of a variety of factors, including capital expenditure and other costs relating to establishing, maintaining and expanding the operations, the number and mix of potential customers, potential pricing of future products by the Company and its competitors, new technology introduced by the Company and its competitors, delays or expense in obtaining necessary equipment, economic and social conditions in the defence and ballistics industries and general economic conditions.

The Company will continue to review the need to seek additional funding through public and private financing and/or through collaboration or other arrangements with corporate partners. The Company cannot be certain that they will be able to raise any required funding or capital, on favourable terms or at all, or that they will be able to establish corporate collaborations on acceptable terms, if at all. If the Company is unable to obtain such additional funding or capital, they may be required to reduce the scope of their development plans.

The Company’s experience in exploiting their technology is limited. The Company cannot be certain that their operations will be profitable in the short-term, or at all. If the Company fails in any of their efforts to establish or expand their business, the results of operations and financial condition could be materially adversely affected. The Company cannot be certain that they will be able to obtain or retain any permits required by the Company to market, sell and deliver its technology. Any of these factors could result in cessation of the Company’s operations.

METAL STORM LIMITED

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Revenue Recognition

The Company receives non-refundable government grants which fund the Company’s efforts in specific research and development projects. These grants generally provide for reimbursement of approved costs incurred as defined in the various agreements and are expected to fully cover the Company’s costs for the specific research and development projects. Government grants are recorded as revenue when key milestones set within each agreement are achieved and accepted by all parties to the grant, no performance obligation remains and collectibility is reasonably assured.

Interest income is recognized as earned and collectibility is assured.

Research and Development

All research and development costs are charged to expense as incurred and are reflected gross of the related government grants. The Company has not entered into any research and development agreements which would require the government grants to be recorded as an offset to research and development costs in accordance with the AICPA Audit and Accounting Guide: Audits of Federal Government Contractors.

Although the Company believes that their patents and underlying technology have continuing value, the future benefits to be derived there from are uncertain. Patent costs are therefore included under research and development expenses rather than capitalized.

Foreign Currency Transactions

The Australian dollar is the functional currency for the Company. Balance sheet amounts denominated in Australian dollars have been translated into U.S. dollars using the year end rate of exchange. Operating results denominated in Australian dollars have been translated into U.S. dollars using the average rate of exchange. Capital accounts are translated at historical exchange rates. Gains or losses resulting from such translation are included as a component of stockholders’ equity. Commitments, contingencies and option exercise prices detailed in the notes have been translated into U.S. currency at the rate of exchange at December 31, 2002 of A$1.00 = $0.565.

Cash and Cash Equivalents

Cash equivalents are comprised of short-term, highly liquid investments that are both: (i) readily convertible to known amounts of cash, and (ii) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

Property and Equipment and Depreciation

Property and equipment are stated at cost, net of accumulated depreciation. Property and equipment are depreciated on a straight line basis over the estimated useful lives of the assets.

Classes of property and equipment and related useful lives are as follows:

Asset	Estimated Useful Life Years
Office furniture and equipment	2-6

Reclassifications

Certain reclassifications have been made to the prior periods to conform to the current period presentation.

METAL STORM LIMITED

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Stock-Based Compensation

The Company has elected to account for its stock option plan in accordance with Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees and related interpretations (“APB 25”) and adopt the disclosure-only provisions of SFAS No. 123: Accounting for Stock-Based Compensation (“SFAS 123”). Under APB 25, the Company recognizes compensation expense for stock option grants to the extent that the estimated fair value of the stock exceeds the exercise price of the option at the measurement date. Unearned compensation expense is charged against operations ratably over the vesting period of the options. For disclosure purposes under SFAS 123, stock options are valued at the measurement date using the Black-Scholes option valuation model and compensation costs are recognized ratably over the vesting period.

Options granted to consultants and other non-employees are accounted for in accordance with Emerging Issues Task Force Consensus No. 96-18, Accounting for Equity Investments That Are Issued to Other Than Employees for Acquiring, or In Conjunction with Selling, Goods or Services, and valued using the Black-Scholes option valuation model.

The Company’s pro forma information is as follows:

	2002	2001	2000
Net loss as reported	$(5,379,593)	$(2,650,354)	$(1,157,914)

Basic and diluted net loss per ordinary share as reported	$(0.013)	$(0.006)	$(0.003)

Stock based compensation, net of taxes, as calculated under APB 25 included in net loss as reported	$(8,633)	$(207,804)	$(17,557)

Stock based compensation, net of taxes, as calculated under FAS 123	$(145,691)	$(596,737)	$(84,557)

Pro forma net loss	$(5,516,651)	$(3,039,287)	$(1,224,914)

Pro forma basic and diluted net loss per ordinary share	$(0.013)	$(0.007)	$(0.003)

Refer to Note 9 for further details regarding the Company’s stock option plans.

Net Loss Per Share

Basic and diluted net loss per share has been calculated by dividing net loss by the weighted average ordinary shares outstanding during the periods.

During the 2000 financial year, the Company’s ordinary shares were subject to a stock split. Further information as to the stock split is disclosed in Note 8. For the purposes of calculating the weighted average shares outstanding during the period presented, the number of shares were retroactively adjusted in the period to reflect the change in capital structure.

Stock options have not been included in the computation of net loss per share in the periods presented as their effect is antidilutive. For additional disclosures regarding stock options see Note 9.

Accounting Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported results of operations during the reporting period. Actual results could differ from those estimates. Accounting estimates have been applied to calculated accruals for employee entitlements.

METAL STORM LIMITED

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Income Taxes

The Company accounts for income taxes under the asset and liability method in accordance with SFAS 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized.

Accruals for Employee Entitlements

The Company accrues compensated absences and related benefits as current charges to earnings when the following criteria are met: (i) the employee’s right to receive compensation for the future absences is attributable to services already performed by the employee; (ii) the employee’s right to receive the compensation for the future absences is vested, or accumulates; (iii) it is probable that the compensation will be paid; and (iv) the amount of compensation is reasonably estimable.

Impairment

Pursuant to guidance established in SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets the Company evaluates the recoverability of its long lived assets at least annually. Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the asset will be written down to fair value or projected discounted cash flows from related parties. Management also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Financial Instruments

The carrying amounts reflected in the balance sheets for the Company’s financial instruments including cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short-term maturities of these instruments. Refer to Note 11 for further details.

2. Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company invests cash and cash equivalents which are not required for immediate operating needs with various high credit quality financial institutions located in Australia.

METAL STORM LIMITED

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—(Continued)

3. Cash

	December 31,
	2002	2001
Cash at bank	$1,187,267	$1,345,340
Cash on deposit at floating rate	3,354,363	1,784,437

	$4,541,630	$3,129,777

Deposits or withdrawals from cash on deposit may be made at any time without prior notice or penalty.

4. Property and Equipment

Property and equipment consist of the following:

	December 31,
	2002	2001
Office furniture and equipment	$209,523	$175,483
Accumulated depreciation	(123,725)	(61,265)

Property and equipment, net	$85,798	$114,218

Depreciation expense relating to property and equipment amounted to $53,982, $29,578 and $13,925 for the years ended 2002, 2001, and 2000 respectively.

5. Income Taxes

At December 31, 2002 the Company has net operating loss carryforwards of approximately $9,459,000 which are indefinite as to use under Australian tax law, and $1,054,000 which are available to use in the United States for a period of twenty years after they are incurred. As a result of these carryforwards, the Company has deferred tax assets of approximately $3,196,722 and $1,650,848, at December 31, 2002 and 2001, respectively. The deferred tax assets have been fully offset by a valuation allowance of $3,196,722 and $1,650,848 at December 31, 2002 and 2001, respectively, as it is more likely than not that the deferred tax assets will not be realized due to the Company’s lack of earnings history.

The change in the valuation allowance and the corresponding change in the deferred tax asset amounted to $1,545,874 and $574,247 for the years ended December 31, 2002 and 2001 respectively.

The Company’s deferred income tax balance and the difference between income tax computed at the Australian statutory rate and income tax expense is primarily the result of tax losses carried forward.

The company has not yet assessed the impact of the reorganization of ownership in its US subsidiary, Metal Storm, Inc. on the ability of the company to utilize net operating losses.

The reconciliation of income tax computed at the Australian statutory rate to income tax expense is as follows:

	Year Ended December 31,
	2002	2001	2000
Tax at Australian statutory tax rate	(30.00)%	(30.00)%	(30.00)%
Effect of difference between the Australian tax rate and the United States Tax rate.	(0.78)%	(0.20)%	—%
Non deductible items	2.06%	(0.53)%	—%
Change in valuation allowance	28.72%	30.73%	30.00%

	—%	—%	—%

METAL STORM LIMITED

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—(Continued)

6. Related Parties

During 2002 legal services totaling $120,996 (2001: $130,080; 2000: $14,078) were performed by McCullough Robertson Lawyers of which Mr. J.B.L. Heading, a former director (resigned March 26, 2003), is a partner. At December 31, 2002, $9,921 was outstanding and payable (2001: $16,111).

During 2002 accounting and consulting services totaling $29,449 (2001: $66,719; 2000: $153,966) were performed by BDO Kendalls, of which Mr. T.J. O’Dwyer, a director, is a partner. At December 31, 2002 $1,533 was outstanding and payable (2001: $nil).

During 2002, consultancy fees were paid to General W.A. Downing (US Army retired), a director, totaling $nil (2001: $63,340; 2000: $80,000) pursuant to a consultancy agreement with the Company. At December 31, 2002, $nil was outstanding and payable (2001: $2,166).

During 2002, consultancy fees were paid to Admiral W.A. Owens (US Navy retired), a director, totaling $82,903 (2001: $81,105; 2000: $62,596) pursuant to a consultancy agreement with the company. At December 31, 2002, $9,050 was outstanding and payable (2001: $19,931).

During the year, consultancy services totaling $63,472 (2001: $23,090; 2000: $nil) were performed by Clarity Business Consulting, of which Mr. P.L.G Pursey, a former director of the Company (resigned March 26, 2003), is a director and shareholder. At December 31, 2002, $7,096 was outstanding and payable (2001: $3,093).

On May 25, 1999 Mr. J.M. O’Dwyer entered into a voting rights agreement with Charter Pacific Corporation Limited pursuant to which Charter Pacific Corporation agreed to appoint Mr. J.M. O’Dwyer as the Charter Pacific Corporation’s proxy with respect to 4,287,503 of the Company’s shares to vote in respect of all matters put before the stockholders, with certain limited exceptions. The voting rights agreement expired on July 7, 2001. In consideration for the voting rights agreement, Mr. J.M. O’Dwyer entered into a relationship deed with Charter Pacific Corporation dated May 25, 1999 where he agreed, (a) that he will use or procure the voting rights attached to the shares registered in his name or that he controls, to vote in favor of the election or re-election, as the case may be, of the person nominated by Charter Pacific Corporation to be a director of Metal Storm; (b) that he will not use the voting rights attached to the shares registered in his name that he controls, to vote to remove the person nominated by Charter Pacific Corporation to be a director of Metal Storm as a director; and (c) that while he is a director of Metal Storm, and if requested so to do by Charter Pacific Corporation, he will seek to procure the appointment of a person nominated by Charter Pacific Corporation to be appointed as a director of Metal Storm to fill any casual vacancy caused by the death, retirement, resignation or removal of the then existing Charter Pacific Corporation representative.

The relationship deed expires on the later of two years after the date of the issuance of our securities in Australia under our May 1999 prospectus or Charter Pacific Corporation’s shareholding in the Company is reduced to 5% of our issued capital.

7. Commitments and Contingencies

Other than disclosed below, the Company has no commitments for future expenditure or contingent liabilities as at December 31, 2002.

Operating Leases

The operating lease commitments primarily consist of the rental of office premises.

The Company is obligated under various operating leases for office premises and other equipment for periods expiring through 2003.

Future payments under non-cancelable operating lease arrangements at December 31, 2002 are as follows:

Years ending December 31
2003	110,246

Total minimum rental commitments	$110,246

METAL STORM LIMITED

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—(Continued)

8. Stockholders’ Equity

On May 31, 2000 the stockholders approved a 5 for 1 share split bringing the total outstanding ordinary shares from 84,250,042 to 421,250,210.

During the period from January 1, 2000 to December 31, 2000, no shares were issued.

On March 19, 2001 the Company issued 1,390,154 fully paid ordinary shares in the Company at an issue price of $0.728 per share.

On May 29, 2001, the Company issued 658,194 fully paid ordinary shares in the Company at an issue price of $0.728 per share.

On June 1, 2001 the Company issued 100,000 ordinary shares in the Company at market value as partial payment for consultancy services provided by an unrelated party. This partial payment of these services, which were completed, and the ordinary shares issued have been recorded in the financial statements at the fair value of the ordinary shares as of June 1, 2001, the date at which the consultancy services were completed. The fair value of $68,677 was calculated by using the market value of the shares on the date of issue.

On June 28, 2001 5,000 employee options were exercised at an exercise price of $0.28 per option.

On May 31, 2002 500,000 executive options were exercised at an exercise price of A$0.48 (approximately $0.26) per option.

On June 26, 2002 the Company issued 50,000 options as payment for consultancy services provided by an unrelated party. The payment of these services and of the options issued have been recorded in the financial statements at the fair value of the options as of June 26,2002, the date at which the options were issued and the services were completed. The fair value of $13,508 was calculated by using the Black Scholes valuation model.

On August 27, 2002 the Company issued 14,142,700 ordinary shares in the Company and received proceeds of $5,009,132. Costs incurred relating to the issue totaled $15,777

On September 24, 2002 the Company issued 766,488 ordinary shares in the Company at market value as partial payment for consultancy services provided by an unrelated party. The partial payment of these services and the ordinary shares issued have been recorded in the financial statements at the fair value of the ordinary shares as of September 24, 2002 the date the services were completed. The fair value of $216,824 was calculated by using the market value of the shares on the date of issue.

On September 24, 2002 the Company issued 766,488 listed options as partial payment for consultancy services provided by an unrelated party. The partial payment of these services and the options issued have been recorded in the financial statements at the fair value of the options as of September 24,2002, the date at which the options were issued and the services were completed. The fair value of $109,153 was calculated by using the Black Scholes valuation model.

On September 24, 2002 the Company issued 50,000 ordinary shares in the Company at market value to an employee under the terms of the employment contract. The employee related expense and the ordinary shares issued have been recorded in the financial statements at the fair value of the ordinary shares as of September 24, 2002. The fair value of $14,416 was calculated by using the market value of the shares on the date of issue.

On September 24, 2002, 6,958 listed options were exercised at an exercise price of A$0.65 (approximately) $0.35 per option.

On October 17, 2002, 8,844 listed options were exercised at an exercise price of A$0.65 (approximately) $0.36 per option. (Listed options have a fixed exercise price of A$0.65. Exercised options were translated at the rate of exchange on the date of conversion being $0.5385 and $0.5538 respectively for the above transactions.)

METAL STORM LIMITED

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—(Continued)

On October 17, 2002 the Company issued 16,655 unlisted options as payment for consultancy services provided by an unrelated party. The payment of these services and the options issued have been recorded in the financial statements at the fair value of the options as of October 17, 2002, the date at which the options were issued and the services were completed. The fair value of $1,464 was calculated by using the Black Scholes valuation model.

Refer to Note 9 for the range of exercise prices and remaining contractual life for options outstanding as at December 31, 2002.

9. Stock Options

Unlisted Options

During 2002, under the Company’s Constitution, nil (2001: 5,000,000; 2000: 1,000,000) options were granted to directors, 62,500 (2001: nil; 2000: 125,000) options were granted to employees and 66,665 (2001: 600,000; 2000: 250,000) options were granted to non-employees as payment for consulting services rendered in 2002. In 2002, nil options were granted to employees under the 2000 Discretionary Share Option Scheme (2001: 575,000; 2000: nil). Each option granted to employees and non-employees is exercisable to one ordinary share at any time on or before the third anniversary of the date of grant.

The 5,000,000 options granted in 2001 to directors have a fixed exercise price of $0.01 and are exercisable for a period of 10 years from the date of grant based on share price levels of the Company’s shares being achieved as follows:

Share Price Level	Options Exercisable
$1.00	1,000,000
$2.00	2,000,000
$4.00	1,000,000
$5.00	1,000,000

5,000,000

The directors have extended the period in which the $1.00 share price level is probable to be reached, from two years (2001) to four years from date of grant (July 2001). The value of these options at December 31, 2002 was $250,304 (2001: $746,237). Compensation expense of $99,647 was recorded in 2001 in connection with the grant of these options based on the fair value of the per share price of the Company’s common stock at December 31, 2001 and an amortization period of two years. Due to the probable life being extended to 4 years, previously recognized expense in the amount of $5,783 has been reversed in 2002 bringing the cumulative compensation expense recognized to December 31, 2002 to $93,864.

During the year ended December 31, 2002, 500,000 options granted to a director who retired in October 2001 and was reappointed in October 2002 as a non-executive director, were exercised (2001: nil; 2000: nil), no non-employee options were exercised (2001: 5,000; 2000: nil) and no options were forfeited or expired (2001: nil; 2000: nil). As a result, at December 31, 2002 there remains 762,500 (2001: 700,000; 2000: 125,000) unexercised employee options, 911,665 unexercised non-employee options (2001: 845,000; 2000: 250,000), 3,000,000 unexercised options which were granted to directors (2001: 3,000,000; 2000: 500,000) and 2,500,000 unexercised options, which were granted to a director who retired in October 2001 and was reappointed in as a non-executive director in October 2002 (2001: 3,000,000; 2000: 500,000).

METAL STORM LIMITED

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—(Continued)

The market price per ordinary share at December 31, 2002 was $0.27 (2001: $0.74, 2000: $0.55). The weighted average contractual life is 6.3 years (2001: 7.2 years; 2000: 1 year), the weighted average exercise price is $0.12 (2001: $0.20 per share, 2000: $0.25) and the outstanding unlisted options are exercisable as follows:

	December 31, 2002		December 31, 2001		December 31, 2000
	Fixed Exercise Price	Market Price at Grant Date	Fixed Exercise Price	Market Price at Grant Date	Fixed Exercise Price	Market Price at Grant Date
5,000 options exercisable on or before March 16, 2003	—	—	—	—	$0.28	$0.28
500,000 options exercisable on or before May 31, 2003	—	—	$0.24	$0.26	$0.24	$0.26
370,000 options exercisable on or before March 16, 2003	$0.31	$0.31	$0.28	$0.28	$0.28	$0.28
500,000 options exercisable on or before May 31, 2003	$0.27	$0.29	$0.24	$0.26	$0.24	$0.26
575,000 options exercisable on or before July 2, 2004	$0.65	$0.76	$0.59	$0.69	—	—
300,000 options exercisable on or before December 18, 2004	$0.65	$0.87	$0.59	$0.79	—	—
300,000 options exercisable on or before December 18, 2004	$0.93	$0.87	$0.84	$0.79	—	—
5,000,000 options exercisable as per above table	$0.01	$0.76	$0.01	$0.69	—	—
31,250 options exercisable on or before 8 April 2005	$0.66	$0.38	—	—	—	—
50,000 options exercisable on or before 25 June 2005	$0.66	$0.56	—	—	—	—
31,250 options exercisable on or before 8 October 2005	$0.66	$0.31	—	—	—	—
16,665 options exercisable on or before 17 October 2005	$0.32	$0.31	—	—	—	—

The exercise price of options is fixed in Australian Dollars. The rate of exchange used above was $0.565 (2001: $0.5115, 2000: $0.5100).

The weighted average grant date fair value of options granted during the year, by range of exercise prices is as follows:

Range of Exercise prices	Number of Options	Weighted average exercise price	Weighted average fair value
Exercise price equal to market on grant date	—	—	—
Exercise price less than market on grant date	—	—	—
Exercise price greater than market on grant date	129,165	0.62	0.42

METAL STORM LIMITED

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Given the wide range of exercise prices, the following table provides additional information on all options outstanding at December 31, 2002 by ranges of exercise prices.

Range of Exercise Prices	Number of Options	Weighted average exercise price	Weighted average remaining contractual life value (years)
$0.01—$0.10	5,000,000	$0.01	8.5
$0.27—$0.32	886,665	$0.27	0.54
$0.65—$0.93	1,287,500	$0.75	1.68

Compensation cost for stock options granted to non-employees is measured as the fair market value of stock options as calculated using an option pricing model, and is expensed over the period in which the options vest. The 66,665 options issued in 2002 (2001: 600,000) to non-employees as payment for consulting services rendered were valued at $14,972 (2001: $303,159) using the Black-Scholes option valuation model. These options were fully expensed in the 2002 year.

Listed Options

During the year ended December 31, 2002 the Company issued options which were listed on the Australian Stock Exchange as follows:

Balance at beginning of year	—
—placement under a private equity raising	14,142,700
—rights issue (1 bonus option per 20 ordinary shares held)	21,902,573
—issued as partial payment for consultancy services	766,488	(i)

	36,811,761

(i)	The 766,488 listed options issued as partial payment for consultancy services were valued at the market price of the listed options on date of grant and were fully expensed in the period.

All listed options are fully vested and are exercisable at any time. All listed options have a fixed exercise price of A$0.65 (approximately $0.37). Each listed option is exercisable to one ordinary share at any time on or before September 6, 2004. The weighted average contractual life is 1.68 years, and the weighted average exercise price is A$0.65 (approximately $0.37).

During the year ended December 31, 2002, 15,802 listed options were exercised. As a result at December 31, 2002 there remains 36,795,959 unexercised listed options.

The Company has adopted the disclosure only alternative of SFAS 123 for employee options granted which states that stock based compensation must be recorded at fair value of options granted. This compensation, determined using the Black-Scholes option valuation model, is expensed over the vesting periods of each option grant. The pro forma compensation expense was calculated to be $145,691 for the year ended December 31, 2002 (2001: $596,737 2000: $84,557).

The fair value of options granted in 2002, 2001 and 2000 were estimated at the date of grant using the Black Scholes method, assuming no dividends, an expected life in 2002 of 2 years (2001: between 2 and 8 years; 2000: 2 years), volatility in 2002 of between 84.5% and 124% (2001: 103.4%; 2000: 102.7%) and a risk free rate of between 4.46% and 5.53% in 2002 (2001: between 4.17% and 6.35%; 2000: 5.23%). The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

METAL STORM LIMITED

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Shares reserved for future issuance as at December 31, 2002:

Employee and director options	3,637,500
Unlisted options	3,536,665
Listed options	36,795,959

43,970,124

2000 Discretionary Share Option Scheme

During the year ended December 31, 2000 the stockholders in Annual General Meeting approved the establishment of a Discretionary Share Option Scheme (“Scheme”) to enable the board to provide an incentive to and to reward full time executives and employees for the key role that they will play in the future success of the company. A summary of the terms of the Scheme is as follows:

Invitations to participate in the Scheme are at the absolute discretion of the board. Any invitation shall specify the precise details of the invitation, such as maximum number of shares, date by which application must be made by the invitee, the exercise price and any conditions attached to the exercise of the option. The exercise price shall not be less than the market price of the Company’s shares on the date determined by the board. The aggregate number of shares subject to options shall not exceed 5% of the Company’s shares then on issue. There are also individual limits on the number of options which may be granted to employees.

The exercise period is the earlier of: (a) the third anniversary of the date of grant of the option; (b) the date on which any special circumstances including death, disability, redundancy, retirement or cessation of employment arise; (c) a takeover, compulsory acquisition, reconstruction, amalgamation or liquidation; and ending on the earliest of (d) the date which is 2 days before the tenth anniversary of the date of grant; (e) the last day before the first anniversary of the date on which any special circumstance arises; (f) the expiry of specific time frames set out in the Scheme in relation to the circumstances in (c) above.

An option shall lapse upon expiry of the exercise period, termination of the option holder’s employment otherwise than in a special circumstance, upon the option holder’s being adjudicated bankrupt or any purported alienation of the options by the option holder.

Upon the variation of the share capital of the Company, the number of shares subject to the option and the exercise price shall be adjusted in such manner to be fair and reasonable and consistent with any relevant requirements of the Corporations Act in Australia and the Listing Rules of the Australian Stock Exchange.

The board may, at any time, cease making further offers or invitations but the subsisting rights of option holders shall not be affected.

METAL STORM LIMITED

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—(Continued)

10. Segment Disclosures

The Company is organized based on the geographical areas in which it operates. Under this organizational structure, there are two reportable segments: (i) Australia and (ii) North America.

The Company views certain expenses, particularly some general and administration costs, as not belonging to any one reportable segment. As a result, the Company has aggregated these items into an “Unallocated expenses” non-segment line, as permitted by Statement of Financial Accounting Standards No. 131 “Disclosures about Segments of an Enterprise and Related Information.” All transactions between segments were incurred at market value.

	Australia 2002	North America 2002	Eliminations	Consolidated 2002
	$	$		$
Sales to customers outside the economic entity	—	—		—
Interest revenue	99,555	2,338		101,893
Grant revenue	5,172	7,201		12,373
Other revenue	384	—		384

Total revenue	105,111	9,539		114,650

Interest expense	396	505		901

Segment result	(4,154,377)	(1,053,630)		(5,208,007)

Unallocated expenses				(171,586)

Consolidated operating loss from ordinary activities before income tax expense				(5,379,593)

Assets
Segment assets	5,985,701	367,803	(1,389,129)

Total assets				4,964,375

Liabilities
Segment liabilities	1,050,681	1,602,570	(1,389,129)

Total liabilities				1,264,122

Acquisition of property, plant and equipment, intangible assets and other non-current assets	9,758	5,353		15,111
Depreciation/amortization	43,454	10,528		53,982
Non-cash expenses other than depreciation	411,319	11,161		422,480

METAL STORM LIMITED

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—(Continued)

	Australia 2001	North America 2001	Eliminations	Consolidated 2001
	$	$		$
Sales to customers outside the economic entity	—	—		—
Interest revenue	195,025	1,043		196,068
Grant revenue	353,180	—		353,180
Other revenue	—	—		—

Total revenue	548,205	1,043		549,248

Interest expense	48	—		48

Segment result	(2,375,028)	(130,604)		(2,505,632)

Unallocated expenses				(144,722)

Consolidated operating loss from ordinary activities before income tax expense				(2,650,354)

Assets
Segment assets	3,619,642	106,035	(198,682)

Total assets				3,526,995

Liabilities
Segment liabilities	229,992	232,032	(198,682)

Total liabilities				263,342

Acquisition of property, plant and equipment, intangible assets and other non-current assets	87,928	27,544		115,472
Depreciation/amortization	28,547	1,031		29,578
Non-cash expenses other than depreciation	608,688	—		608,688

In 2000 the Company operated within one segment and one geographic segment being Australia. For this reason, no comparative segment information has been disclosed.

METAL STORM LIMITED

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—(Continued)

11. Fair Value of Financial Instruments

	December 31,
	2002 Carrying Amount	2002 Estimated fair value	2001 Carrying Amount	2001 Estimated fair value
ASSETS
Cash and cash equivalents	$4,541,630	$4,541,630	$3,129,777	$3,129,777
Grant receivable	—	—	170,489	170,489
Prepaid expenses	277,223	277,223	74,586	74,586
Other current assets	53,130	53,130	37,925	37,924
LIABILITIES
Accounts payable	916,072	916,072	128,834	128,834
Accounts payable—related party	74,272	74,272	50,948	50,948
Accruals for employee—entitlements	238,357	238,357	52,570	52,570
Accounts payable — non-current	7,557	7,557	—	—
Accruals for employee entitlements—non current	27,864	27,864	30,990	30,990

The carrying amounts approximate fair value in view of the short-term nature of these balances.

Limitations: Fair value estimates are made at a specific point in time, and are based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

12. Significant Research and Development Agreements

The Company currently has the following key research and development agreements in place. Under the details of these agreements, each agency is responsible for its own costs in relation to the work undertaken. Metal Storm is not liable for any costs incurred by other parties to these agreements. For the treatment of revenues from these agreements, please refer to revenue recognition in Note 1.

Advanced Individual Combat Weapon Agreement

In May 2001, the Weapons System Division of the Defense Science and Technology Organization (“DSTO”), approved a three year A$4.9 million (approximately $2.2 million) program for the Company to develop, in conjunction with other consortium members consisting of a consortium of international defense companies a capability technology demonstrator for a hybrid electronic/mechanical assault rifle, which the DSTO has named the “Advanced Individual Combat Weapon”. The agreement to formalize the consortium members’ rights and obligations was finalized on September 13, 2002. The Company has committed to funding of A$500,000 (approximately $255,000) under this agreement of which A$150,000 ($100,000) has been paid to date. The remaining A$350,000 (approximately $155,000) was accrued as a liability at December 31, 2002.

DSTO Research Agreement

On April 20, 2001 the Company entered into a five year research agreement with the Commonwealth of Australia represented by DSTO. Pursuant to this agreement the Company granted DSTO a non-exclusive, world-wide, perpetual and royalty fee license to their scientific and technical know-how and information in relation to the gun hardware and gun system technology for defense use and international collaboration. The Company’s obligations under this agreement include the loan of certain equipment, consisting of a demonstration weapon, electronic fire control unit and loading press, to DSTO for it to further research the technology. Title to the equipment remains with the Company at all times.

On September 13, 2002 the Company signed a Deed of Amendment to the Research Agreement. The Deed further extends the Company’s intellectual property ownership rights and sets out the terms and conditions under which the technology can be commercialized. The company has not made any payments under this arrangement.

DSTO Technology License Agreement

On April 20, 2001 the Company entered into a five year agreement (or such further period as agreed) with the Commonwealth of Australia represented by DSTO to license from DSTO certain technology which DSTO has used as a design, evaluation or modeling tool in appraising the Company’s gun system technology. The Company also has the right to improvements in the DSTO technology developed during the term of the license agreement.

METAL STORM LIMITED

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Area Denial Weapon System Agreement (Previously the “Mine Field Replacement System Agreement”)

In June 2000, the Commonwealth of Australia approved a three year program valued at A$3.25 million (approximately $1.7 million) to develop, in conjunction with an international consortium consisting of international defense companies a prototype mortar box system for an area denial weapons system for use in minefield replacement. The agreement to formalize the consortium members’ rights and obligations was finalized in May 2002. Under this agreement the Company committed to funding of A$700,000 (approximately $462,000) of which approximately A$250,000 ($167,500) has been paid to date. The remaining A$450,000 (approximately $294,500) was accrued as a liability at December 31, 2002.

U.S. Defense Advanced Research Projects Agency (“DARPA”) / Metal Storm / Science Applications International Corporation (“SAIC”) Advanced Sniper Rifle Program and Additional Studies

In March 2000 the Company and SAIC entered into an agreement with DARPA to develop their technology in a number of applications for possible future use by the U.S. defense forces. Under this agreement, DARPA will provide approximately $10.6 million over three years jointly to the Company and SAIC as prime contractor for research, development and testing performed under this agreement. This agreement does not identify individual responsibilities for the Company or SAIC, nor does it identify the payment process. Accordingly, the Company has entered into an agreement with SAIC dated November 29, 2000 as amended on June 29, 2001. This agreement provides for total scheduled payments to the Company of approximately $1.2 million over three years and upon the accomplishment of specified milestones under the head agreement between the Company, SAIC and DARPA. The Company has agreed with DARPA and SAIC not to proceed further with this program.

SAIC Agreement

On October 17, 1998 the Company entered into an agreement with SAIC under which the Company granted SAIC an exclusive license to the right to, make, use, offer, sell, reproduce and publicly display, certain of their core technology, that is the key technology which is covered in the Company’s patents and patent applications, in order to facilitate marketing and commercialization of that core technology. While the license is exclusive to SAIC, it is limited geographically to use in the U.S., Europe and the United Kingdom.

On October 17, 2002 the Company entered into an amended, non-exclusive business development agreement with SAIC, which superceded the initial agreement. The modified agreement, which has a three year term, allows the Company to continue our business relationship with SAIC as well as develop business relationships with other major defense or commercial companies.

National Institute of Justice (NIJ) Smartgun

On October 21, 2002 the Company signed a cooperative agreement with the NIJ for a project for the development of the 100% electronic handgun system into a ‘smart gun”. The agreement is valued at A$396,000 (approximately $265,000) with the NIJ providing A$336,000 (approximately $225,000). The project, which is due for completion in the first half of 2003, will provide in-depth analysis into the design, use, manufacturing processes and cost elements of delivering a production safe firearm to the law enforcement community of the United States and potentially other police and military forces internationally. There was no income recognized in 2002 in relation to this agreement.

Small Business Innovation Research (SBIR) Programs

The Company has been awarded four SBIR Programs applied for in 2002. SBIR Programs are funded in phases and provide approximately A$300,000 (approximately $201,000) in the first phase over a six month period. There was no income recognized in 2002 in relation to this agreement.

13. Employee Superannuation

As required by Australian superannuation legislation, the Company contributes a defined contribution of 9% (until 1 July 2002 8%) of all Australian employees’ salary to an approved superannuation fund nominated by the employee for their retirement benefit. The Company contributed $30,442 to superannuation funds for the year ended December 31, 2002 (2001: $30,345; 2000: $22,998).

METAL STORM LIMITED

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—(Continued)

14. Subsequent Events

On February 24, 2003, 59,472 shares having a market value of $15,513 were issued to a third party as partial payment for services rendered.

On April 17, 2003, in order to qualify to the maximum extent possible as a US Company for the purposes of doing business in the United States with the US government and in accordance with sections 141 and 228 of the Delaware General Corporations Law, Metal Storm Limited, being the sole shareholder of the common stock of Metal Storm Inc., agreed to amend the Certificate of Incorporation of Metal Storm Inc., to increase the total number of authorized shares which the corporation shall have authority to issue to 3,062 shares of common stock having a par value of $0.001 per share. Metal Storm Inc then established a Trust to hold shares of common stock for the benefit of US citizens identified by the Board of Metal Storm Inc and pursuant to a compensation plan to be adopted within one year. It was then further resolved to issue an aggregate of 1,562 shares of Metal Storm Inc to the Trust, thereby resulting in the Trust holding 51% and controlling interest in Metal Storm Inc and Metal Storm Limited holding 49% of the common stock of Metal Storm Inc.

Other than the matters noted above, there are no further events which have occurred subsequent to year end requiring disclosure in the financial statements.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1	Constitution of Metal Storm*

4.1	DSTO Research Agreement dated April 20, 2001*

4.2	Deed of Amendment to the DSTO Research Agreement dated September 13, 2002 (portions omitted pursuant to a request for confidential treatment; non-public information has been filed with the SEC)

4.3	DSTO Technology License Agreement dated April 20, 2001, as amended (portions omitted pursuant to a request for confidential treatment; non-public information has been filed with the SEC)*

4.4	SAIC Agreement dated October 17, 1998 (portions omitted pursuant to a request for confidential treatment; non-public information has been filed with the SEC)*

4.5	Modification No.1 to the SAIC Agreement dated October 17, 2002

4.6	Employment Agreement of J.M. O’Dwyer*

4.7	Employment Agreement of A. Schatz*

4.8	Employment Agreement of S. Moser-Savage

4.9	Employment Agreement of R. Bambach*

4.10	Consulting Agreement of W. Owens*

4.11	Discretionary Share Option Scheme*

4.12	Employment Agreement of C. Vehlow**

4.13	Employment Agreement of G. R. Zink

4.14	Employment Agreement of Ian A. Gillespie

10.1	Relationship Deed dated May 25, 1999 between James Michael O’Dwyer and Charter Pacific Corporation*

99.1	Certifications pursuant to 18 U.S.C. §1350

*	Incorporated by reference from our Registration Statement on Form 20-F filed on December 12, 2001, File No. 000-31212.
**	Incorporated by reference from our Annual Report on Form 20-F filed on July 1, 2002.