Form 20-F
period 2003-12-31
METAL STORM LTD  /ADR/
filed 2004-07-15
CIK 1119775

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

METAL STORM LIMITED

(Exact Name of Registrant as Specified in its Charter)

Australia

(Jurisdiction of Incorporation or Organization)

Level 34, Central Plaza One

345 Queen Street

Brisbane, QLD, 4000

Australia

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the date of the close of the period covered by the annual report.

460,245,890 Ordinary Shares

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

All references to “US$”, “U.S. dollar” and “$” are to United States dollars. All references to “A$” are to Australian dollars.

Except as otherwise stated, all monetary amounts in this annual report are presented in U.S. dollars. Historic data has been converted at the applicable rate for the date or year indicated. The exchange rate used to convert balance sheet accounts at December 31, 2003 was A$1.00 = US$0.748.

FORWARD-LOOKING STATEMENTS

Certain statements in this annual report may constitute “forward-looking statements”. Such forward-looking statements are based on the beliefs of our management as well as assumptions based on information available to us. When used in this annual report, the words “anticipate”, “believe”, “estimate” and “expect” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These include, but are not limited to, risks or uncertainties associated with the development of our technology, our ability to obtain government research and development grants, our ability to raise additional capital, our ability to protect our proprietary technology, the market for our products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition, the loss of key personnel and other factors identified under Item 3D “Key Information – Risk Factors” of this annual report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this annual report as anticipated, believed, estimated or expected. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this annual report and shall not be revised or updated to reflect events after the date of this document.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

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

Our selected financial data set forth below are presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The statement of operations data for the years ended December 31, 2003, 2002, 2001, 2000 and 1999 and the balance sheet data as at December 31, 2003, 2002, 2001, 2000 and 1999 have been derived from our respective audited financial statements. Our audited financial statements for the three years ended December 31, 2003 are included elsewhere in this annual report. Effective April 1999, we changed our fiscal year-end from June 30 to a calendar year-end.

	As of and for the year ended December 31,
	2003	2002	2001	2000	1999
Statement of Operations Data:

Total operating income	$462,732	$12,373	$353,180	$78,958	$30,358
Total operating expenses	(5,580,374)	(5,420,444)	(3,293,089)	(1,588,889)	(1,279,336)

Loss from operations	(5,117,642)	(5,408,071)	(2,939,909)	(1,509,931)	(1,248,978)
Total other income	386,887	28,478	289,555	352,017	118,407

Net loss	(4,730,755)	(5,379,593)	(2,650,354)	(1,157,914)	(1,130,571)

Net loss per ordinary share—basic and diluted(1)	$(0.011)	$(0.013)	$(0.006)	$(0.003)	$(0.003)
Weighted average ordinary number of shares outstanding(2)	442,525,034	428,974,260	422,326,884	421,250,210	411,250,210

Balance Sheet Data:

Total current assets	$7,107,799	$4,871,983	$3,412,777	$4,328,977	$6,438,776
Total current liabilities	3,083,264	1,228,701	232,352	207,078	230,636
Total assets	11,356,448	4,964,375	3,526,995	4,367,525	6,475,365
Ordinary share capital	23,692,899	16,658,496	11,667,773	8,937,914	8,868,816
Total stockholders’ equity(3)	7,033,751	3,700,253	3,263,653	4,149,798	6,235,526

Other Financial Data:

Dividends per share	—	—	—	—	—

(1)	Net loss per ordinary share—basic and diluted is calculated as net loss for the period divided by adjusted weighted average number of ordinary shares outstanding for the same period.
(2)	Reflects 21.4 to 1 stock split on March 31, 1999 and 5 to 1 stock split on May 31, 2000.
(3)	See note 13 to our financial statements—for the movement in stockholders’ equity.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for Offer and Use of Proceeds

Not applicable.

D. Risk Factors

We are continuing to develop our technology and have not yet commercialized applications for our core technology.

We are a development stage company that commenced operations in 1994. Most of our technology requires further investment, research, development, testing and possibly regulatory approval prior to any commercial sales. We do not currently derive any revenue from the commercial sale of any applications of our ballistics technology. We cannot be sure of the extent to which the technology, or any products we develop will be able to penetrate the potential markets for defense or commercial applications or gain market acceptance. We cannot predict if or when our principal technology will be commercialized or if or when we will generate any revenue from such commercialization.

We have incurred operating losses in each year since our inception. We had losses from operations of $4.7 million, $5.4 million and $2.7 million for the years ended December 31, 2003, 2002 and 2001, respectively. Such losses have resulted primarily from expenses incurred in connection with research and development activities and defense and ballistics industry studies. We expect to incur additional operating losses over the next several years. Our profitability is dependent on our ability, alone or with others, to complete the successful development of our technology, obtain any required regulatory clearances, and commercialize our technology. We cannot be certain if or when we will achieve profitability.

We may need additional capital and may not be able to raise additional capital on favorable terms, if at all, which could limit our ability to grow.

We cannot be certain that we will not seek to exploit business opportunities that will require us to raise additional capital from equity or debt sources. In particular, developing and commercializing new technology and products to develop our business could require a significant commitment of resources that could, in turn, require us to obtain additional funding. We may also require further funds to pursue regulatory clearances, prosecute and defend our intellectual property rights, develop marketing, sales and other capabilities, and fund operating expenses.

Our ability to obtain additional financing will be subject to a number of factors, including market conditions and our operating performance. These factors may render the timing, amount, terms and conditions of additional financing unattractive for us. The sale of additional equity or convertible debt securities would result in dilution to our existing stockholders. Additional debt could result in increased expenses and could result in covenants that would restrict our operations. We cannot be certain that we will be able to raise any required funding or capital on favorable terms or at all. If we are unable to obtain such additional funding or capital when needed, we may be required to reduce the scope of our anticipated plans, including our research and development activities, which could materially adversely affect our business, financial condition and results of operations.

We work on research and development programs.

Some of the applications of our technology progress in collaboration with government defense research and development program support. We have obtained such support from both the U.S. and Australian governments. We have entered into agreements with the departments of defense of these countries that provide conditions to the funding of the research and development grants. For example, generally we are required to achieve certain milestones with respect to the development of our technology prior to receiving payment under the agreements. In addition, we have granted exclusive licensing rights under certain agreements and we are also in some circumstances required to repay money received under the agreements. Further, although the Australian programs provided for funding contributions by consortium members we have received no direct funds from these programs. If we are unable to continue our existing research and development programs or to enter into new research and development programs, or if there is a decrease of available funding in respect of such programs, our business, financial condition and results of operations could be materially adversely affected.

There are some limitations relating to our technology.

We expect our technology to be utilized most often in the form of a number of barrels being clustered together to form a particular weapon or commercial application. This could have a negative impact on the viability of some high-pressure applications of our technology.

With our technology, we stack a number of projectiles in each barrel, and a quantity of propellant or gunpowder is located in a space that separates the projectiles. As a result, to hold the additional propellant, high-pressure barrels are longer and therefore, heavier. For these reasons, the development risk of our technology increases as operating pressures increase. The extent to which these factors will determine the practical operating pressure limits of the technology is uncertain.

With our technology, the diameter of the propellant contained in a cartridge case is the same diameter as the barrel, and therefore the length of the propellant is greater than in conventional high pressure gun systems. This may have a negative impact on the way the propellant burns, and consequently slow the projectile. If we are not successful in developing propellants which can produce the designated pressures from smaller volumes of propellant it could impact the viability of some of the applications of our technology and could adversely affect our business, financial condition and results of operations.

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

We are dependent on our patents and intellectual property rights.

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

While we have obtained and continue to seek patent protection for our technology, we cannot be certain that:

•	any of the pending or future patent applications filed by us or on our behalf will be approved;

•	we will develop any additional proprietary products or processes that are patentable; or

•	third parties will not independently develop similar products or processes, duplicate any of the products or processes we have or are developing relating to our technology, or design around the patents we own with competitive advantages.

Furthermore, we cannot be certain that patents held by third parties will not prevent the commercialization of products incorporating our technology or that third parties will not challenge or seek to narrow, invalidate or circumvent any of our issued, pending, or future patents.

Protecting our proprietary technology from infringement by others may affect our business.

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

We may be subject to patent infringement claims from our competitors and other third parties.

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

The Australian and U.S. governments may take action on patent applications and patents.

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

It is also possible that countries other than Australia or the United States could take action which may impact upon our patents and patent applications. Any actions on our patents by the governments of Australia, the United States or other countries could affect our ability to protect our technology and our ability to effectively commercialize our technology. This could have a material adverse effect on our business, financial condition and results of operations.

We cannot be certain of market acceptance of our technology.

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

We are dependent on retaining key personnel.

We are dependent on retaining key personnel. There is competition among defense and ballistics development companies for qualified employees, and retaining and attracting qualified individuals is critical to our success. We cannot be certain that we will be able to attract and retain such qualified individuals currently or in the future on acceptable terms, if at all, and the failure to do so would have a material adverse effect on our business, financial condition and results of operations. There also may be a limited number of people with the required knowledge of, and experience in, the defense and ballistics industry within Australia, the United States or the rest of the world. The process of locating, training and successfully integrating such personnel into our operations may be lengthy and expensive. Our growth may place strain on our administrative, operational and financial resources and increase demands on our systems and controls.

There are potential adverse effects from competition and technological changes.

The defense and ballistics industry market is highly competitive and can be subject to significant technological change. Large, well-established defense and ballistics companies are engaged in research and development and have considerably greater resources than us to develop applications for defense and ballistics technology. We cannot be certain that our competitors will not succeed in developing technologies and products that are more effective than any which we are developing, or which would render our technology and products obsolete or non-competitive. In addition, much of the research being conducted on defense and ballistics technology is funded principally by government agencies in the United States. We compete with such other companies for government resources allocated to such research and development projects. There are existing defense and ballistics companies who may have target markets similar to, if not the same as, ours. Such companies may be developing their own technology and products, which may ultimately compete with ours. This could have a material adverse effect on our business, results of operations and financial condition.

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

There may be reductions or changes in military expenditures.

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

We are subject to government regulation.

Our ongoing research and development activities are, and the production and marketing of our products will be, subject to regulation by government authorities in Australia, the United States and in other countries where we may operate or market our technology. Prior to marketing, our technology and any product may be required to undergo rigorous testing as well as extensive regulatory approval processes. These processes may take many years and require us to expend substantial resources. Delays in obtaining regulatory approvals could adversely affect the development and commercialization of our technology and products and could have a material adverse effect on our business, financial condition and results of operations.

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

Products to be manufactured using our technology may also be subject to government regulation, including regulations governing use, specification, manufacture, handling, disposal, packaging, labeling, transport and import/export in Australia, the United States and in each of the countries into which such products are intended to be exported. See Item 4B “Information on Metal Storm - Business Overview—Regulation” for a discussion of government regulations that we are subject to in Australia and the United States.

There are risks inherent in U.S. government contracts.

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

We may need to obtain military contracts through either competitive bidding or sole-sourced procurement. We cannot be certain that we will be successful in having our bids accepted or, if accepted, that awarded contracts will be profitable. We may be disadvantaged in competing for contracts by laws and regulations that give preference to firms that offer products manufactured in the United States or to small or minority-owned businesses. We may also be disadvantaged by regulations limiting the access of non-U.S.

citizens to classified information of the U.S. government or the use or storage of such information at facilities outside the United States. We recently completed the reorganization of Metal Storm Inc., our U.S. subsidiary, as a U.S. owned “small business”, as defined by applicable U.S Department of Defense requirements, which is expected to allow Metal Storm Inc. to contract directly with U.S. government and defense agencies in accordance with U.S. Department of Defense requirements.

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

We may have product liability exposure in the future.

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

We may be dependent on third party manufacturers.

Other than our subsidiary ProCam Machine LLC, which can manufacture prototypes of our products, we do not have any manufacturing capabilities. In the future, we may be required to enter into contracting arrangements with third party manufacturers in order to manufacture our products for large-scale, later-stage testing. If we need to use a third party to manufacture all, or a portion of, our products we cannot be certain that we will be able to enter into satisfactory arrangements with such contract manufacturers. If, at any time, we are unable to maintain or expand, as necessary our manufacturing capabilities, or contract for manufacturing on acceptable terms, our ability to conduct tests with our products will be adversely affected, resulting in delays in submissions for regulatory approvals.

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

We may face disruption in integrating ProCam into our operations.

The integration of ProCam into our operations requires the dedication of management resources, which may temporarily detract from attention to our day-to-day operations. The process of combining the two organizations may also interrupt the activities of either or both of the businesses. We do not have experience in integrating a business. We cannot assure you that we will be able to manage the combined operations effectively or realize any of the anticipated benefits of the acquisition of ProCam.

Our ability to achieve our objectives in connection with the acquisition of ProCam is subject to certain risks, including the possible inability to retain key ProCam executives and customers.

ProCam relies on key customers.

ProCam has historically maintained strong business relationships with a few aerospace customers that account for most of its sales. For the year ended December 31, 2003, ProCam’s largest customer (General Dynamics Ordinance and Tactical Systems) generated 59% of ProCam’s sales and its top three customers collectively accounted for 81% of ProCam’s sales. The loss or reduction of a major customer could have a material adverse impact on the business or the results of operations of ProCam and Metal Storm. There can be no assurance that ProCam will maintain strong business relationships with its key customers in the future.

Our share price has been and will likely continue to be volatile.

Our share price has been and is likely to continue to be volatile, particularly due to our relatively limited trading volume. Our share price could fluctuate significantly due to a number of factors, including:

•	variations in our anticipated or actual operating results;

•	sales of substantial amounts of our shares;

•	announcements about us or about our competitors, including new products;

•	litigation and other developments relating to our patents or other proprietary rights or those of our competitors;

•	governmental regulation and legislation; and

•	changes in securities analysts’ estimates of our performance, or our failure to meet analysts’ expectations.

Many of these factors are beyond our control.

We are not currently paying dividends and we may not pay dividends in the future.

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

We have been, and likely will be again, classified as a passive foreign investment company for U.S. federal income tax purposes.

We believe that we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in 1999, 2000, 2002 and 2003 but not in 2001. We expect that Metal Storm will be a PFIC again in 2004.

For any U.S. holder that owns our American Depositary Shares or ordinary shares during any taxable year in which we qualify as a PFIC, our status as a PFIC could, among other things, have a material effect on the timing and character of income and gain, for U.S. federal income tax purposes, with respect to the holder’s American Depositary Shares or ordinary shares. It could also have a material adverse effect on the amount of U.S. federal income tax owed by the U.S. holder as a result of owning, receiving dividends on or disposing of American Depositary Shares or ordinary shares.

See Item 10E “Additional Information – Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Status” for a more detailed description of the U.S. tax consequences of owning stock in a PFIC.

U.S. holders are urged to consult their tax advisors regarding the consequences of owning and disposing of American Depositary Shares or ordinary shares, including the desirability of making, and the availability of, certain elections with respect to our American Depositary Shares or ordinary shares. Metal Storm provides no advice on your taxation matters. The above should not be taken as advice by the reader of this document.

Item 4. Information on Metal Storm

A. History and Development of Metal Storm

Our legal and commercial name is Metal Storm Limited. Metal Storm is a public company limited by shares that was incorporated under the laws of Australia on April 13, 1994. Our principal office is located at Level 34, Central Plaza One, 345 Queen Street, Brisbane, QLD, Australia, 4000. Our telephone number is 011-61-7-3221-9733. Our website address is www.metalstorm.com. Information on our website and websites linked to it does not constitute part of this annual report. In July 2001, Metal Storm Inc. opened an office in Arlington, Virginia, which is close to the Pentagon. Our agent for service of process in the United States is Charles A. Vehlow, 4350 N. Fairfax Drive, Suite 810, Arlington, VA 22203.

In 1994, we acquired patents and intellectual property from Mr. J.M. O’Dwyer relating to our technology. In consideration for these patents, we issued to Mr. J.M. O’Dwyer 1,125,000 ordinary shares. Between May 1994 and March 1999, a total of 2,625,000 ordinary shares were issued to a variety of investors raising a total of A$1,993,875 (approximately $1,456,646).

In anticipation of our initial public offering in Australia, we effected a 21.4 to 1 stock split in March 1999 that increased our issued capital from 3,750,002 to 80,250,042 ordinary shares. In June 1999, we raised A$12 million (approximately $7.7 million) in an initial public offering in Australia by offering and selling 4,000,000 ordinary shares at an issue price of A$3.00 ($1.94) per share. Our ordinary shares were listed on the Australian Stock Exchange in July 1999 under the symbol “MST.” In May 2000, we effected a 5 to 1 stock split, thereby increasing our issued capital from 84,250,042 to 421,250,210 ordinary shares. From 2001 through May 2004, we raised $32.9 million through various private placements of ordinary shares.

In August 2000, we commenced a Level 1 American Depositary Receipts (“ADR”) program with the Bank of New York as depositary and our ADRs traded on the over the counter market. In December 2001, we commenced a Level 2 ADR program with the Bank of New York as depositary and our ADRs commenced trading on the Nasdaq SmallCap Market under the ticker symbol “MTSX” on that date.

In December 2003, we acquired Seattle-based ProCam Machine LLC in exchange for the issuance of 5,524,926 shares of Metal Storm Limited and $189,739 cash comprising: 3,913,033 shares for the acquisition, 1,184,713 shares for settlement of a promissory note, and 427,180 shares and $189,739 cash as payment for direct costs related to the acquisition. The fair value of the shares was calculated based on the average market price of the securities two days before and two days after the terms of the acquisition were agreed and announced, giving a total purchase price of $2,167,112. As part of this acquisition, Metal Storm assumed $2.2 million in debt. ProCam is a manufacturer of precision-machined parts for the defense, electronics, aircraft and space propulsion industries.

Since January 2001, we have not made any material capital expenditures or divestitures. We have no material capital expenditures or divestitures currently in progress.

B. Business Overview

Metal Storm is a defense technology company that owns 100% electronic ballistics technology. Our technology has no known conventional equivalent. We are working with government agencies and companies in the defense industry to develop a variety of military and civilian applications for our technology.

We have not completed developing our technology and have not yet begun to market or generate revenue from the commercialization of our technology. We are focusing our product development and working toward commercialization of our technology.

Strategy

Our strategic priority is the commercialization of potential 40 millimeter and 9 millimeter products because they are the calibers used most extensively in military applications and handguns. To that end, we have the following strategic objectives:

•	develop clear commercialization timelines for five potential 40mm or 9mm products through focused product development efforts;

•	continue making live fire demonstrations in the United States to meet end-user requirements;

•	expand defense sector relationships to collaboratively commercialize our technology;

•	pursue acquisitions or similar opportunities that offer compelling benefits in integrating a related business with our own business; and

•	continue to coordinate and streamline the management processes to efficiently run our offices in Brisbane, Australia; Washington, DC; and Seattle, Washington.

Technology

We believe that there is no ballistics technology comparable to our own. The rate of fire from a weapon using our technology significantly exceeds other existing rapid-fire weaponry.

Conventional ballistics technology requires that each bullet is loaded into the firing barrel successively. This results in a time lag between each projectile being fired and limits the number of projectiles that can be fired in a particular time frame. For example, the rates of fire which can be achieved using conventional technology generally range from approximately 175 rounds per minute up to 700 rounds per minute. Some conventional weapons can fire in the vicinity of 6,000 rounds per minute, but such rates are difficult to sustain. By comparison, a 36 barrel concept prototype weapon incorporating our technology has fired a 180 round burst at a calculated rate in excess of 1,000,000 rounds per minute.

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

Our technology has the following features and benefits:

•	electronically programmable rates of fire from single shots to ultra-rapid rates;

•	no moving parts, resulting in increased reliability and availability because there is less maintenance required and decreased possibility of malfunction;

•	increased fire power to weight ratio resulting in a lighter weapon with greater firepower compared to conventional weapons;

•	modular ammunition boxes or pods that operate as a complete weapon system in one container and that is more compact, lighter and should cost less than conventional weapons;

•	100% electronic operation that provides for a new range of control capabilities, including electronic history of operation and audible confirmation of settings;

•	grouping of multiple calibers and multiple lethalities in one gun allowing the user to vary the use to a specific situation;

•	numerous hybrid configurations and special forces applications that result in enhanced capabilities for use behind enemy lines;

•	reduced manpower requirements in the logistics chain; and

•	fast second round strike capability before recoil effect.

Patents

Our business and financial prospects depend on our ability to protect our proprietary technology developed through our research efforts and to operate without infringing the proprietary rights of third parties. We principally rely upon patents, trade secret, copyright and contract law to protect our proprietary technology. See Item 3D “Key Information – Risk Factors” for a discussion of risks associated with protecting our intellectual property.

We aggressively pursue patent applications for new inventions. Since our inception, we have filed many patent applications, including applications relating to:

•	barrel technology;

•	technology related to encoding weapons to permit authorized access only;

•	ammunition and projectiles;

•	electronic firing technology;

•	area denial; and

•	fire fighting.

As of December 31, 2003, we had

•	15 granted U.S. patents and 19 pending U.S. patent applications;

•	13 granted Australian patents and 17 pending Australian patent applications;

•	7 pending international Patent Co-operation Treaty applications that designate the United States and Australia as well as all other signatory countries;

•	3 Australian provisional applications that will be used as priority documents for subsequent international applications to be filed within the next year; and

•	55 other patents granted outside the United States and Australia and 334 pending applications outside the United States and Australia.

All of our patents will expire between 2014 and 2020.

Internal Product Development

Our internal product development is focused on five applications across two platforms. While our technology may be used across a wide range of calibers, we are focusing on the 40mm and 9mm calibers because they are used most extensively in military applications and, thus, offer the best potential for commercialization within the next two years.

Weapon system for Unmanned Aerial Vehicle

We are developing a weapon based on our 40mm ballistics system for mounting on unmanned aerial vehicles that provide a combat capability. We are working with Dragonfly Pictures Inc., a U.S. designer/manufacturer of unmanned helicopters, to create a weaponized version of its DP-4X Vertical Take Off and Landing Unmanned Aerial Vehicle for demonstration of the capability.

In May 2004, we completed test firings of our electronic ballistics weapon system from a DP-4X in preparation for demonstration to U.S. defense authorities. The tests included a firing of inert 40mm grenade rounds in near simultaneous four-shot bursts from two lightweight grenade launchers mounted on a DP-4X. The firings successfully demonstrated the integration of our generic 40mm ballistics system with the remotely operated DP-4X.

The next step is a set of full in-flight test firings followed by the planned live firing demonstrations to U.S. defense authorities, with demonstrations anticipated to occur in the latter half of 2004. We expect that a successful demonstration will result in demand for an accelerated development program to produce an integrated weapon system for deployment. The successful integration of our electronic weapon system with small, lightweight DP-4X helicopters would assist them to undertake small-scale strikes to support ground troops, escort convoys, clear roads and retaliate against mobile, man-launched ordinance such as those used in Iraq recently.

Fire Fighting System

We are developing a fire fighting capability in which containers of fire retardant canisters are substituted for ammunition and placed into multi–barreled pods based on our 40mm ballistics system. A fire-fighting system that is mounted on a fire truck and fired electronically can use these pods to rapidly target and launch fire-retardant chemicals on to a fire or hazardous chemical spill, or to quickly lay a fire-retarding belt. This can be done either remotely or from a safe distance and therefore will be beneficial to fire fighting teams in circumstances where conventional fire fighting equipment is of little or no use because the area is inaccessible or unsafe, for example in tall city buildings. We are working with Pyrogen Australia Pty Ltd, which is seeking a rapid delivery system for their halon alternative, Pyrogen aerosol canisters, for fighting fires in high-rise buildings. We have a collaboration memorandum with Pyrogen on the development of special munition canisters to carry the fire retardant products.

Personalized Smartgun

We are developing a production prototype “smartgun” version of our O’Dwyer VLe handgun, which is based on our 9mm ballistics system, in conjunction with the New Jersey Institute of Technology and Taurus International Manufacturing Inc. The smartgun, which is a handgun that only the authorized user can operate, would be personalized using the NJIT’s Dynamic Grip Recognition authorizing technology. This product would be designed to meet the requirements specified under legislation in the State of New Jersey initially and then other markets.

The O’Dwyer VLe handgun that we are developing is a 100% electronic handgun that is free from conventional mechanical operating parts and includes embedded authorizing technology. The O’Dwyer VLe handgun operates in a normal manner for authorized users but automatically disables itself in the hands of an unauthorized user. It also has the capability of firing both lethal and non-lethal ammunition.

There is currently a variety of gun locking systems designed to restrict access to unauthorized users that can be added to existing handguns. Manufacturers have, however, experienced difficulty in developing conventional mechanical handguns that operate effectively and practically when the electronic or other authorizing systems are added. By contrast, because the O’Dwyer VLe handgun is 100% electronic and has no electro-mechanical link, it avoids the problems associated with most add-on electronic systems.

Electronic Handgun

An opportunity exists to produce a “less smart” version of the O’Dwyer VLe handgun that utilizes the core development work being done on the Personalized Smartgun, but it would be built for the general U.S. handgun market.

Individual Combat Weapon – Grenade Launch

We are developing a single barrel Grenade Launcher based on our 40mm ballistics system. We are investigating the possibility of entering into a development program with U.S. defense companies to progress this development, with the aim of entering into license agreements for the use of our technology in a product that would be sold to the U.S. military.

In April 2004, we successfully concluded a test firing of a shoulder-fired, single-barrel, multi-shot weapon that would enable a soldier to repeatedly engage a moving target without reloading. Our electronic Grenade Launcher utilizes the same lightweight non-metallic material and multi-shot cartridge that forms part of our 40mm ballistic system.

We will apply the test outcomes in the development of a more advanced system, including increased firepower, rapid reload and a recoiling barrel design. The advanced system is intended to fire a range of different types of grenades, including stun, high explosive, and less-than-lethal. We expect that future shoulder-fired systems will be developed as a clip on/off attachment for existing military small arms.

External Development Programs

In addition to our internal product development programs focused on potential applications that we believe offer commercial opportunities within the next two years, we seek external funding from the military and government agencies to develop products in collaboration with other parties.

Area Denial Weapon System

In June 2000, the Commonwealth of Australia approved a three-year program to develop a prototype mortar box system for an area denial weapons system for use in minefield replacement. The objective of this program is to develop a multi-barrel mortar box capable of launching 40mm ammunition at electronically variable and ultra-rapid rates of fire.

We are undertaking this program in collaboration with the Australian Defense Science & Technology Organization (“DSTO”), the U.S. Defense Advanced Research Projects Agency (“DARPA”), and an international consortium. The agreement to formalize the consortium members’ rights and obligations was finalized in May 2002 and has a five-year term. Under the program, each of the participants will retain ownership of the intellectual property related to its own technology and any developments and improvements to that technology.

We are using our technology to develop an area denial weapons system that will be a field deployable system based on the integration of multiple barrels known as a pod, a sensor system and a “man in the loop” capability for command and control. We believe that the area denial weapons system that we are developing will provide a safer and more accurate alternative to conventional minefields. Finding an alternative to conventional landmines is a high defense priority for governments around the world. The system will be compliant with the Ottawa Convention, which binds signatories to discontinue using, stockpiling, producing and transferring anti-personnel landmines.

The area denial weapons system that we are developing differs from conventional minefields in that it places no active explosives in or on the ground. Rather, the system works by strategically positioning boxes of massed barrels or pods. Each pod consists of multiple barrels containing various projectiles, which may be ammunition, cameras, sensors or non-lethal ammunition. The pods are placed directly on the ground and can be adjusted to cover part of a target area. A series of pods can be used to cover a larger target area. The pods are then linked via radio transmitters to a single control unit, which in turn can be controlled by a soldier (“man in the loop”) from a remote location. Once the controller is alerted to trespassers in the target area by sensors, each pod may be electronically programmed to fire at the intruder, with confirmation by a soldier that the intrusion is a threat. This DSTO-led program is in the final stages of concept demonstrator development. Plans are being prepared to demonstrate the system to the Australian Defence Force and other potential customers in late 2004.

Advanced Individual Combat Weapon

In May 2001, the Australian Department of Defence approved a three-year program to develop, in conjunction with an international consortium consisting of international defense companies, a concept technology demonstrator for a hybrid electronic/mechanical assault rifle, which they have named the “Advanced Individual Combat Weapon”. We believe the Advanced Individual Combat Weapon has the potential to replace the Australian Army’s current assault rifle. The proposal plans to integrate our technology with an individual combat weapon and a range of other technologies to fire 40 millimeter bursting munitions in addition to the North Atlantic Treaty Organization’s standard 5.56 millimeter kinetic rounds. In November 2001, the Weapons System Division of DSTO announced that it had successfully developed an early-stage prototype Advanced Individual Combat Weapon.

This weapon is being developed under a program undertaken by DSTO in collaboration with us and Tenix Defense Systems to produce three fully operational Advanced Individual Combat Weapon prototypes for further military testing. The agreement to formalize the consortium members’ rights and obligations was finalized in September 2002 and has a five-year term. Under the program, each of the participants will retain ownership of the intellectual property related to its own technology and any developments and improvements to that technology.

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

This DSTO-led concept technology demonstrator program will continue to be developed through 2005.

Small Business Innovation Research Programs

Our technology has led to the successful awards of Small Business Innovation Research (“SBIR”) programs over the past few years. The U.S. Department of Defense SBIR program funds early stage research and development projects that serve defense needs and have the potential for commercialization in private sector or military markets. SBIR proposals pass through three phases. Phase I is a six-month commercial feasibility concept stage. Success at this level can lead to an invitation to participate in a Phase II award of up to $750,000 over two years to develop the proposal to prototype stage. Phase III requires private sector funding to take the technology to commercialization. In addition, the SBIR program provides for private funding into Phase II that can fast-track approvals and attracts up to $4 from the U.S. Department of Defense for every $1 of private contribution, thereby leveraging private sector investment.

SBIR program awards for our technology include:

•	U.S. Missile Defense Agency. In November 2002, the U.S. Department of Defense Missile Defense Agency made two SBIR Phase I awards to our teaming partner, StratCom International LLC. Both awards include the application of our technology. The first SBIR award is for a stratospheric missile-intercept launch system that combines the StratCom strategic airship’s wide area early detection and tracking capability with our electronic ballistic technology. The second SBIR award combines StratCom’s stratospheric airship platforms with our technology to improve kill vehicle reliability by enlarging its destructive volume. We are awaiting advice from our teaming partner regarding the status of these two SBIR awards.

•	U.S. Army Research Office. In December 2002, the U.S. Army Research Office made a SBIR Phase I award to our teaming partner Schappell Automation Corporation Inc. The program provides for a lethal and less-than-lethal Metal Storm weapon pod system. The objective of this SBIR program is to develop the use of our electronic ballistic technology to deliver special projectiles from a multi-barrel pod that can be either hand-held or mounted on a robot. We were advised there were no funds available for Phase II submissions in 2003 and a Phase III proposal for sole source production is being considered or a Phase II proposal may be considered when funding is available.

•	U.S. Office of Naval Research. In January 2003, the U.S. Navy’s Office of Naval Research made a SBIR Phase I award to our teaming partner Schappell Automation Corporation Inc. This SBIR program utilizes our electronic ballistic technology in an innovative weapon system that can deliver a variety of projectiles against a number of different threats. The system is designed for use on naval vessels for close-in threats and can also be used to protect port facilities and berthed ships. A Phase II proposal has been submitted and we expect advice on this by the end of 2004.

•	U.S. Navy. In May 2004, the U.S. Navy made a SBIR Phase I award for the development of a new program designed to defend U.S. naval ships from multiple airborne and surface threats. We will work with engineering and technology company Foster-Miller Inc. on this program. Termed “Thunder and Lightning Shield”, the program proposes to employ both Metal Storm and Foster-Miller technology to protect U.S. vessels from close range threats such as skimming cruise missiles and small, fast boats containing explosives.

Munitions Development

We are developing ammunition and single use, replaceable multi-shot cartridges in which the ammunition will be supplied. We are specifically designing ammunition for use in weapons utilizing our technology, particularly to support activities in the key caliber areas of 40mm and 9mm. We have developed and fired kinetic and pyrotechnic munitions and are now extending plans to produce a range of lethal and less-than-lethal munitions calibers to support our weapon programs.

Research Agreements with Government Agencies

DSTO Research Agreement

In April 2001, we entered into a five-year research agreement, which was amended in September 2002, with the Commonwealth of Australia as represented by DSTO. Pursuant to this agreement, we have granted DSTO a non-exclusive, worldwide, perpetual license to use our scientific and technical know-how and information in relation to our gun hardware and gun system technology for defense use and international collaboration.

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

DSTO Technology License Agreement

In April 2001, we entered into an agreement with the Commonwealth of Australia to license from DSTO certain technology that DSTO has used as a design, evaluation or modeling tool in appraising our gun system technology. We also have the right to improvements in the DSTO technology developed during the term of the license agreement.

This agreement is for five years or such further period as we agree with DSTO, but will in any event terminate at the same time as the DSTO Research Agreement. This agreement provides that if we commercialize any of the DSTO technology described above, we must pay DSTO a royalty calculated on our gross revenues on manufacture, sales or licensing, after taking into account the proportion of the value of DSTO’s intellectual property incorporated into the products based on our technology.

National Institute of Justice Smartgun Project

In October 2002, we signed a cooperative agreement with the U.S. National Institute of Justice for a project to plan the development of our 100% electronic handgun system into a ‘smart gun’, building on our successful law enforcement prototype, the O’Dwyer VLe handgun. The NIJ is the research and development arm of the U.S. Department of Justice. Since 1994, the NIJ has been working to develop, test and incorporate ‘smart gun’ technologies that will reduce deaths and injuries resulting from the use of weapons taken from law enforcement officers. Smart guns provide for a handgun that operates only for the authorized user.

The project, which was completed in March 2003, provided in-depth analysis into the design, use, manufacturing processes and cost elements of delivering a production safe firearm to the law enforcement community of the United States and potentially other police and military forces internationally. We are currently awaiting advice from NIJ regarding the possibility of developing the O’Dwyer VLe Smartgun for the law enforcement community.

Business Development Agreement

In October 2002, we entered into a non-exclusive business development agreement with Science Applications International Corporation (“SAIC”) that has a three-year term. The agreement grants SAIC a non-exclusive license to make, use, offer, sell, reproduce and publicly display, certain of our core technology, but only in connection with bids and potential bids for research and development programs and the conduct of research and development programs that have received our prior approval. The non-exclusive license is limited geographically to the United States and Europe. We have not received any funds from SAIC under this agreement.

Under the agreement, SAIC may bid for funding from government or commercial entities, or conduct certain research and development programs in relation to our technology, subject to us approving the program and the financial arrangements. In any successful bid, we must license the technology to the appropriate government or commercial entity and, if necessary, grant further rights to SAIC to enable SAIC to conduct the successful research and development program. The SAIC agreement allocates ownership of and licensing rights to certain improvements made to our core technology, to us and to SAIC depending on a variety of factors. Improvements to the core technology must be licensed to the other party at no additional cost.

ProCam Machine LLC

In December 2003, we acquired Seattle-based ProCam Machine LLC in exchange for the issuance of 5,524,926 shares of Metal Storm Limited and $189,739 cash comprising: 3,913,033 shares for the acquisition, 1,184,713 shares for settlement of a promissory note, and 427,180 shares and $189,739 cash as payment for direct costs related to the acquisition. The fair value of the shares was calculated based on the average market price of the securities two days before and two days after the terms of the acquisition were agreed and announced, giving a total purchase price of $2,167,112. As part of this acquisition, Metal Storm assumed $2.2 million in debt. ProCam is a manufacturer of precision-machined parts for the defense, electronics, aircraft and space propulsion industries. The business employs approximately 45 people and had revenue of approximately $4 million in 2003.

This acquisition provides us with an established business in the U.S. defense and aerospace sector as well as the ability to produce Metal Storm prototype weapon systems for demonstration in the United States. ProCam has contracts with a number of major defense industry contractors and importantly maintains an ISO-9001:2000 certification, which is vital when competing for a wide variety of defense manufacturing contracts.

ProCam undertakes its own sales and marketing activities. ProCam’s Senior Vice President Sales and Marketing actively develops relationships in the industry and seeks to ensure that the company remains current in terms of customer requirements, trends in the industry and changes that occur in the environment in which ProCam operates. ProCam’s billing arrangements for all contracts are standard terms following the delivery of goods, net 30 days. ProCam’s contractual arrangements with customers include cost plus fixed-fee contracts, time and material reimbursement contracts, and fixed-price contracts. ProCam rates can vary depending upon the type of job undertaken as well as the material used and the urgency of product delivery. In all cases, maximum efforts are expended in pricing to insure a competitive and cost-effective proposal.

Since the acquisition, ProCam has received two contracts from General Dynamics Dynamics Ordinance and Tactical Systems totaling more than $1million for the production of precision assemblies to be used in tactical munitions dispensers. This is part of an ongoing long-term relationship between ProCam and its largest customer.

ProCam also played a vital role in NASA’s successful landing on the planet Mars in early 2004. Among the top ten mission-critical items for NASA’s recent Mars Exploration Rover missions, Spirit and Opportunity, were the successfully deployed parachute canister and associated components that were manufactured by ProCam. The success and significance of this endeavor illustrates the high quality manufacturing, engineering, metallurgy and prototyping expertise that Metal Storm has acquired with ProCam.

Competition

We believe that we are the only company developing electronic ballistics technology with the same features and applications as ours. However, large, well-established defense and ballistics companies are also engaged in research and development and have considerably greater resources than us to develop applications for defense and ballistics technology. We cannot be certain that our competitors will not succeed in developing technologies and products that are more effective than any which we are developing, or which would render our technology and products obsolete or non-competitive. In addition, much of the research being conducted on defense and ballistics technology is funded principally by government agencies in the United States. We compete with other companies for government resources allocated to such research and development projects. There are existing defense and ballistics companies that may have target markets similar to, if not the same as, ours. Such companies may be developing their own technology and products, which may ultimately compete with ours. In addition, licensing and other collaborative arrangements between governmental and other entities could result in strong competition for us. Any new developments made by such entities may render our technology obsolete.

We also compete with manufacturers of handguns in developing the technology for our O’Dwyer VLe handgun. These companies are in the process of developing or have developed technology similar to ours that may have some of the same or similar features to our O’Dwyer VLe handgun. However, we believe that none of our competitors have developed 100% fully electronic handguns with the capabilities of the O’Dwyer VLe handgun.

ProCam competes with a number of manufacturers of precision machine parts for the defense, electronics, aircraft and space propulsion industries, many of which have more employees and larger capital resources.

Regulation

Our research and development activities are, and the production and marketing of the products that we are developing are likely to be, subject to regulation by governmental authorities in Australia, the United States and in other countries where we may market our technology. Prior to marketing, our technology and any product may be required to undergo rigorous testing as well as extensive regulatory approval processes.

Australia

We have authority under the Weapons Act 1990 (Queensland) to engage in scientific or experimental work. In compliance with the Australian Weapons Act and Australian Controls on the Export of Defense and Strategic Goods, we have a weapons movement procedure policy. We do not currently envisage manufacturing any products in Australia, however, in the event that we do, we will be required to obtain a manufacturer’s license to enable us to manufacture and export our products. In addition, we would be regulated by the Australian Department of Defense Export Controls under which we would be required to obtain an export distribution license. Licenses and permits may be difficult to obtain and retain depending on government policies, customs, changes in political leadership, and other factors. These processes and obtaining licensing and permits may take many years and require the expenditure of substantial resources.

The Australian federal government is responsible for protecting classified information in projects carried on by the Australian Department of Defense and the defense industry in Australia. It is also obligated to protect classified information and equipment entrusted to it by its allies and other friendly nations. The Defense Industrial Security Program and the Crimes Act 1914 (Commonwealth) prescribe certain mandatory minimum standards, policies and procedures to be complied with in order to ensure the protection of classified material entrusted to the Australian defense industry. We are required to comply with the standards, policies and procedures relevant to us.

The Defense Industrial Security Manual is a document issued with the authority of the Secretary of the Australian Department of Defense and the Chief of the Defense Force in accordance with the requirements of the Defense Industrial Security Program. The provisions in the Defense Industrial Security Manual apply whenever access or potential access to Australian classified material is confirmed. The manual defines the security procedures to be followed by industry and other organizations having access to classified material of the Australian Defense Force and Department of Defense, as well as other Australian government departments and authorities. The Australian government also has, in the interests of national security, the ability to apply Department of Defense security classification to the technology or any part, application or product of the technology.

Products to be manufactured using our technology may also be subject to government regulation. These will include regulations governing use, specification, manufacture, handling, disposal, packaging, labeling, transport and import and export in Australia and in each of the countries into which such products are intended to be exported.

United States

Sales to U.S. military and to federal law enforcement agencies will be regulated by the U.S. Federal Acquisition Regulations and Defense Federal Acquisition Regulations. Sales to local and state law enforcement agencies will be subject to the procurement regulations of the jurisdictions involved, as well as applicable Federal regulations. We plan to be in compliance with all regulatory and licensing requirements.

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

ProCam must comply with data export/import requirements imposed by the U.S. government.

Raw Materials

We use the following principal raw materials: aluminum, steel, steel alloys, graphite fiber, epoxy resins, adhesives, nitrates, propellants and general electronic materials. Such materials are easily obtained from a variety of sources and are generally readily available in the market. The prices of such materials have not been subject to large fluctuations.

Seasonality

Our business is primarily research and development and is generally not subject to seasonality fluctuations. ProCam’s business is generally slower in the first fiscal quarter.

C. Organizational Structure

Not applicable.

D. Property, Plant and Equipment

We lease approximately 3,347 square feet of office space in Brisbane, Australia. The annual gross rental payments are approximately $76,550 payable in monthly installments of approximately $6,379. The lease expires on December 31, 2006.

We lease approximately 2,451 square feet of office space in Arlington, Virginia. The annual gross rental payments are $79,776, payable in monthly installments of approximately $6,448. The lease expires on December 31, 2004.

We lease approximately 26,000 square feet of manufacturing facility north of Seattle for ProCam. The annual gross rental payments are approximately $228,894, payable in monthly installments of approximately $19,074. The lease expires on June 30, 2007.

We have finance leases for the equipment and machinery at ProCam. The annual gross lease payments are $570,869, payable in monthly installments of approximately $47,572.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis in conjunction with Item 3A “Key Information – Selected Financial Data” and our financial statements, the notes to the financial statements and other financial information appearing elsewhere in this annual report. In addition to historical information, the following discussion and other parts of this annual report contain forward-looking statements that reflect our plans, estimates, intentions, expectations and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. See the “Key Information – Risk Factors” section of Item 3D and other forward-looking statements in this annual report for a discussion of some, but not all factors that could cause or contribute to such differences.

A. Operating Results

Overview

We are a development stage enterprise. We are continuing to develop our technology and have not yet commercialized our technology. Since incorporation in 1994, we have incurred approximately $16.6 million in operating losses and $0.08 million in other comprehensive income. Our losses have resulted principally from costs incurred in research and development and from general and administrative costs associated with our operations. Other comprehensive income relates primarily to foreign exchange translation adjustments recorded on conversion of our accounts from Australian to U.S. dollars. See Note 1 to our financial statements for a further discussion of foreign currency translation.

We will continue to devote substantial resources to research and development. Much of the funding for our external development programs has come mostly from grants received under various Australian and U.S. government programs. We fund our internal product development through our accumulated funds.

We expect to continue to incur losses as we expand our product development and commercialization programs and work towards the commencement of manufacturing operations either ourselves or through subcontractors or alliance partners. We expect that losses will fluctuate from period to period and that such fluctuations may be substantial as a result of, among other things, the results of our research and development programs, the number of future prototypes we produce and test and potential design changes required as a result of testing. We are in the early stages of product development and do not expect any revenues from product sales for at least the next two years. While there has been significant interest in our prototypes, we cannot give assurance that we will manufacture or sell our ballistics products successfully or ever achieve or sustain profitability.

In December 2003, we acquired ProCam Machine LLC, which manufactures precision-machined parts for the defense, electronics, aircraft and space propulsion industries. This acquisition provides us with an established business in the U.S. defense and aerospace sector as well as the ability to produce Metal Storm prototype weapon systems for demonstration in the United States. ProCam has contracts with a number of major defense industry contractors and importantly maintains an ISO-9001:2000 certification, which is vital when competing for a wide variety of defense manufacturing contracts.

As a result of this acquisition, Metal Storm is operating in a new business segment, being manufacturing. We have disclosed details with regards to this new segment in note 15 to our financial statements. As part of this acquisition, we were required to determine the fair value of the net assets acquired. The excess of purchase price over the fair value of net assets was allocated to identified intangibles with the remainder of the excess being allocated to goodwill. Intangibles will be amortized over their useful lives and goodwill will be evaluated for impairment in future years. There was no purchased R&D, no restructuring or exit costs or contingencies related to the acquisition.

Where We Derive Our Revenue

Until fiscal 2003, our principal source of revenue has been interest income earned on our cash held on deposit and cash equivalents. We have also received research and development grants from the U.S. government under the Advanced Sniper Rifle Program, which was terminated in June 2002, and the NIJ Smartgun Project. The study under the NIJ Smartgun Project was completed in March 2003 and funding for that program ceased at that time.

Effective December 1, 2003, we acquired ProCam Machine LLC, which manufactures precision-machined parts for the defense, electronics, aircraft and space propulsion industries. Since that date, ProCam’s results of operations have been consolidated into Metal Storm’s financial statements. ProCam earns revenue from the sale of its precision-machined parts that are made to customer specifications. Revenue is recognized on delivery of the goods to the customers. In 2003, ProCam had three key customers from which 81% of its annual revenue was earned. In 2004, ProCam is focused on expanding its customer base.

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

Revenue Recognition

A sale is recorded when goods have been delivered to and accepted by the customer pursuant to a fixed price sales order, collectibility of the selling price is reasonably assured and the associated risks have passed to the customer. There are no further performance obligations once the customer has accepted the goods.

We recognize grant income when key milestones set within each agreement are achieved and accepted by all parties to the grant. The agreements comprise different phases based on product development. Milestones are based on the phases of each product development. Revenue is not recognized prior to acceptance that the milestones have been achieved, as collectibility is not assured until this point is reached. Once each milestone is reached and approved, the grantor is obligated to pay us and we have no further significant obligations in relation to that part of the milestone. Grant income for achievement of such milestones is agreed between the parties in legally binding contracts. Revenue for each milestone achieved is fixed up front.

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

Fair value of intangible assets acquired in a business combination

In accordance with SFAS No. 141 Business Combinations, where assets are acquired in a business combination, the fair value of the net assets acquired is to be determined and the allocation of the excess of the purchase price over the fair value of assets to identifiable intangible assets must be made.

We have performed this analysis with regards to our acquisition of ProCam in December 2003; we are satisfied that the fair value of the net assets acquired has been appropriately determined and the allocation to identifiable assets is reasonable.

Comparison of Annual Results of Operations

2003 compared with 2002

Operating income. Operating income increased from $12,373 in 2002 to $462,732 in 2003 due to sales of $235,293 generated from ProCam in December 2003 and higher grant income of $227,439 received under the NIJ Smartgun project.

Operating expenses. Total operating expenses increased $159,930 (3%) from $5,420,444 in 2002 to $5,580,374 in 2003. As described in more detail below, the increase was primarily due to the acquisition of ProCam in December 2003. Significant movements in operating expenses were:

•	Cost of goods sold was $316,590 in 2003 and related to sales made by ProCam in December 2003. We had no sales or cost of goods sold in 2002. As a result of December 2003’s low margin sales, gross margin was negative.

•	Research and development expenses decreased $222,295 (6%) from $3,446,407 in 2002 to $3,224,112 in 2003 principally because we did not make payments to DSTO in 2003 as we did in 2002.

•	Depreciation and amortization increased slightly from $53,982 in 2002 to $56,000 in 2003 due to the inclusion of $3,333 for amortization of intangibles recognized on the acquisition of ProCam.

•	Rentals on operating leases decreased $6,331 (5%) from $124,291 in 2002 to $117,960 in 2003 primarily due to one month’s rent-free at our premises in Brisbane, Australia. These rentals are operating lease commitments primarily for the rental of office premises in Brisbane, Australia; Arlington, Virginia and, since December 2003, Seattle, Washington.

•	General and administrative expenses increased $344,861 (23%) from $1,498,944 in 2002 to $1,843,805 in 2003 primarily due to the hiring of additional employees and expenses associated with the acquisition of ProCam in December 2003 and an increase in the insurance premium and computer costs offset by a decrease in consulting fees.

•	Legal fees-related party decreased from $120,996 in 2002 to none in 2003 because a director associated with our Australian law firm resigned as a director in 2003.

•	Consulting fees-related party decreased $153,917 from $175,824 in 2002 to $21,907 in 2003 primarily because our former Chairman, Admiral William Owens, ceased receiving consultancy fees in 2003 and because a director who provided consulting services in 2002 resigned as a director in 2003.

Other income. Total other income increased $358,409 from $28,478 in 2002 to $386,887 in 2003 primarily due to (1) higher net interest income of $108,105 that was mostly earned from the investment of funds raised in 2003 under our Share Purchase Plan and (2) a $274,937 tax rebate received from the Australian Taxation Office for research and development expenditures made in 2003.

Net Loss. As a result of the foregoing, our net loss decreased from $5.4 million in 2002 to $4.7 million in 2003. Due to our continuing losses, no income tax expense has been recognized.

2002 compared with 2001

Operating income. We earned grant income of $12,373 in 2002 compared to $353,180 in 2001, a decrease of $340,807 or approximately 96%. This decrease was due to the termination of the Advanced Sniper Rifle Program in June 2002. Additional grant income was provided under the NIJ Smartgun Project.

Operating expenses. Total operating expenses increased $2,127,355 or approximately 65% to $5,420,444 in 2002 from $3,293,089 in 2001 primarily due to an increase in research and development expenses and general and administrative expenses. Significant movements in operating expenses were:

•	Research and development expenses increased $1,772,429 or approximately 106% to $3,446,407 in 2002 from $1,673,978 in 2001. This increase was due to the legal costs incurred in registering patents for further applications of our technology and payments made for outsourced research and development conducted under various research arrangements.

•	Depreciation increased $24,404 or approximately 83% to $53,982 in 2002 from $29,578 in 2001 due to the purchase of office furniture and equipment.

•	Rentals on operating leases increased $34,135 or approximately 38% to $124,291 in 2002 from $90,156 in 2001. These rentals are operating lease commitments primarily for the rental of office premises in Brisbane, Australia and Arlington, Virginia. Our rent expense increased $56,927 to $119,819 in 2002 from $62,892 in 2001 primarily due to the office premises in Arlington, Virginia being leased for a full year.

•	General and administrative expenses increased $563,072 or approximately 61% to $1,490,311 in 2002 from $927,239 in 2001 due primarily to the hiring of additional executives and other employees.

•	Consulting fees-related party decreased $58,430 or approximately 25% to $175,824 in 2002 from $234,254 in 2001 due primarily to General Downing who was a related party in 2001, not being a director or a consultant to during most of 2002.

•	Employee stock based compensation decreased $199,171 to $8,633 in 2002 from $207,804 in 2001 due primarily to the directors having extended the probable vesting period of certain target stock price options from two years to four years from date of grant, as a result of the reassessment of the date on which the target price of the underlying common stock is expected to be achieved.

Other income. Other income for these periods consisted of net interest income and foreign exchange gains or losses on our foreign currency bank account. Total other income decreased by $261,077 or approximately 90% to $28,478 in 2002 from $289,555 in 2001. This decrease was primarily due to a decrease in net interest income of $95,208 or approximately 48% to $100,992 from $196,020 in 2001, which was a result of the decrease in the amount of funds available for investment in 2002 for the first 8 months of the year as Metal Storm continued to fund its research and development activities prior to raising funds in August 2002. Foreign exchange gains decreased by $166,433 or approximately 178% to a loss of $72,898 in 2002 from a gain of $93,535 in 2001 due to movements during the period in the exchange rate between the U.S. dollar and the Australian dollar.

Net Loss. As a result of the foregoing, our net loss increased from $2.7 million in 2001 to $5.4 million in 2002. No income tax expense or benefit has been recognized due to our continuing losses being offset by a valuation allowance, as it is more likely than not that the deferred tax assets will not be realized due to our lack of earnings history.

Effects of Currency Fluctuations

Our functional currency is the Australian dollar. We note that the functional currency of our subsidiaries, ProCam and Metal Storm Inc., is the U.S. dollar. We translate our financial statements denominated in foreign currency in accordance with SFAS No. 52, Foreign Currency Translations. The reporting currency for all periods presented is the U.S. dollar. We translate our balance sheet accounts at the end of period exchange rate and our statement of operations accounts at the average exchange rate for the period.

Costs not effectively denominated in U.S. dollars are translated in to U.S. dollars, when recorded, at the prevailing exchange rates for the purposes of our financial statements. Consequently, fluctuations in the rates of exchange between the U.S. dollar and non-dollar currencies will affect our results of operations. An increase in the value of a particular currency relative to the U.S. dollar will increase the U.S. dollar reporting value for transactions in that particular currency, and a decrease in the value of that currency relative to the U.S. dollar will decrease the U.S. dollar reporting value for those transactions.

The effect of foreign currency translation for U.S. dollar reporting purposes is reflected in our financial statements in the statements of changes in stockholders’ equity and is reported as accumulated other comprehensive income (loss). At December 31, 2003, the impact of the foreign currency translation was an accumulated other comprehensive income of $80,353 compared to accumulated other comprehensive loss of $898,175 at December 31, 2002. The fluctuations are caused by fluctuations in the exchange rate between the Australian dollar and the U.S. dollar. We have not entered into any hedging arrangements to mitigate the effects of currency fluctuations.

B. Liquidity and Capital Resources

Overview

We have incurred substantial losses since the formation of Metal Storm and anticipate incurring substantial additional losses over at least the next several years as we continue our research and development activities and conduct further trials of our technology. Our operations have been financed primarily from capital contributions by investors, interest income earned on cash and cash equivalents, and grants from government agencies.

The following table sets forth our consolidated cash flows for the past three years.

	Year ended December 31,
	2003	2002	2001
Net cash used in operating activities	$(4,311,892)	$(3,989,210)	$(2,093,654)
Net cash used in investing activities	(210,284)	(15,111)	(115,472)
Net cash provided by financing activities	4,812,152	5,131,291	1,555,170
Effect of exchange rate changes on cash	1,217,643	284,883	(400,522)

Net increase (decrease) in cash and cash equivalents	$1,507,619	$1,411,853	$(1,054,478)

Cash used in operating activities in each of the past three years consisted primarily of losses incurred in operations. See Item 5A “Operating and Financial Review and Prospects – Operating Results”.

Our net cash used in investing activities in 2002 and 2001 related primarily to investment in property and equipment and, in 2003, $144,110 related to the acquisition of ProCam.

Our net cash provided by financing activities in each of the past three years related primarily to offerings of ordinary shares. In 2001, we raised $1.5 million in two private placements of ordinary shares. In August 2002, we raised $5.0 million in a private placement of ordinary shares. In October 2003, we raised $4.9 million through a Share Purchase Plan that was only available to shareholders resident in Australia and New Zealand.

On May 5, 2004, we raised A$21.5 million ($15.7 million) in a placement of ordinary shares to sophisticated and institutional investors outside the United States.

Borrowings

We had no borrowings until we assumed indebtedness of ProCam in connection with the acquisition in December 2003. As of December 31, 2003, we had a short-term bank loan of $432,637, which represented a line of credit expiring in February 2004 with an interest rate of PRIME of 4.0% plus 1.5%, and capital lease obligations of $1.6 million, all of which related to ProCam. We paid off the bank debt in June 2004 from cash on hand. See Note 9 to our financial statements for detail on our capital lease obligations.

Other Material Commitments

We have contractual commitments to spend approximately $411,400 on our internal product development in 2004 consisting of A$200,000 (approximately $149,600) under the Area Denial Weapon System Program and A$350,000 (approximately $261,800) under the Advanced Individual Combat Weapon Program in 2004. We will fund these commitments from cash on hand. See Item 5F – “Operating and Financial Review and Prospects – Tabular disclosure of contractual obligations”.

We had no material capital expenditures during the past three years and do not expect to incur any material capital expenditure in 2004.

Future Cash Needs

We expect that operating expenses will continue to be the principal use of our cash resources. We believe that our cash and cash equivalents of $6.0 million as at December 31, 2003 plus A$21.5 million ($15.7 million) raised from institutional investors in May 2004 will provide us with sufficient capital to fund our operations for the next two years. In 2006, we may need to raise additional sources of financing. We may then seek additional funding through public or private equity or debt financings. The sale of additional equity or convertible debt could result in dilution to our stockholders. Additional debt would result in increased expenses and could result in covenants that would restrict our operations.

C. Research and Development: Patents and Licenses

Our primary activity since incorporation in 1994 has been the research and development of our ballistics technology. Expenditure on this activity was $3.2 million, $3.4 million and $1.7 million for the years ended December 31, 2003, 2002 and 2001, respectively. Our policy is to focus our research on selected internal product development projects as well as external development programs under which we work in collaboration with other parties. See Item 4B “Information on Metal Storm – Business Overview”.

D. Trend Information

We are a development stage company. Most of our technology requires further investment, research, development, testing and possibly regulatory approval prior to any commercial sales. We do not currently derive any revenue from the commercial sale of any applications of our ballistics technology. We cannot be sure of the extent to which the technology, or any products we develop, will be able to penetrate the potential markets and generate revenue. We believe that our future success depends on our ability to commercialize our technology. See Item 3D “Key Information – Risk Factors”.

Recent Pronouncements

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”) Consolidation of Variable Interest Entities an Interpretation of ARB No. 51, which addresses consolidation by business enterprises of variable interest entities that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) the equity investors lack an essential characteristic of a controlling financial interest. FIN 46 is not required to be adopted in 2003 and will not have a material impact on our Consolidated Financial Statements.

E. Off—Balance sheet arrangements

Not applicable.

F. Tabular disclosure of contractual obligations

The following table summarized our contractual obligations and commitments as of December 31, 2003:

		Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Operating leases	$1,031,949	$303,154	$728,795	$—	$—
Capital leases	1,903,249	570,869	1,000,517	89,098	242,765
Research and development funding commitments	411,400	411,400	—	—	—

Total	3,346,598	1,285,423	1,729,312	89,098	242,765

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following people comprise our board of directors and senior management:

Name	Age	Position
Dr. Daniel L. Alspach	64	Director
Lieutenant General Daniel W. Christman	61	Director
General Wayne A. Downing	63	Director
James Michael O’Dwyer	59	Executive Director
Terence James O’Dwyer	54	Interim Chairman
Charles A. Vehlow	58	Chief Executive Officer
Arthur David Schatz	65	Senior Vice President—Operations
G. Russell Zink	61	Senior Vice President—Business Development
Ian A. Gillespie	48	General Manager—Australia
Sylvie Moser-Savage	39	Chief Financial Officer and Company Secretary
George L. Bergeron III	49	Chief Technological Officer

Dr. Daniel Alspach. Dr. Alspach was appointed a director of Metal Storm in August 2003. Until mid 2003 Dr. Alspach served as Chairman and Chief Executive Officer of ORINCON Corporation International, the systems integration and information technology company he co-founded in 1973. Dr. Alspach led many of ORINCON’s efforts, including contracts with DARPA, the U.S. Navy and other government customers. Prior to co-founding ORINCON, he was a tenured Professor of Engineering at Colorado State University and took a visiting Professorship in Engineering at the University of California in San Diego. Dr. Alspach holds a Bachelor and Master of Science Degree in Physics from the University of Washington and a Ph.D. in Engineering Sciences from the University of California in San Diego.

Lieutenant General Daniel W. Christman (U.S. Army (retired)). General Christman was appointed a director on June 6, 2002 and he is the chair of the Remuneration Committee. General Christman is currently Senior Vice President, International Affairs in the U.S. Chamber of Commerce, commencing in that role in July 2003. He was superintendent of the United States Military Academy at West Point from 1996 until 2001 after 36 years of experience in various positions in the U.S. Army and U.S. federal government. Prior to his West Point assignment, General Christman served two years as assistant to the Chairman of the Joint Chiefs of Staff in the Pentagon. In that position he traveled with and advised President Clinton’s Secretary of State on a broad range of military and national security issues, including arms control with the Russian Federation and Middle East peace negotiations between Israel and Syria. General Christman also represented the United States as a member of NATO’s Military Committee, a position with responsibility in the expansion of NATO, peace enforcement in the Balkans, and military dialogue with Russia. General Christman is a member of the board of directors of Mykrolis Corporation, Ultralife Batteries Inc. and United Services Automobile Association. General Christman previously served as President and Executive Director of the Kimsey Foundation.

General Wayne A. Downing. Appointed as a director of Metal Storm in October 1999, General Downing resigned from the board in October 2001 following his appointment as U.S. National Director and Deputy National Security Advisor for Combating Terrorism. Following completion of this role, he was re-appointed a director of Metal Storm in October 2002. General Downing retired from active service in the military in 1996 after a distinguished 34 year career in the U.S. Army. His career included senior commands in infantry, armored, airborne, special operation and joint units. He commanded all U.S. special operation forces during the 1989 invasion of Panama and commanded a joint special operations task force deep behind Iraqi lines during the Gulf War. General Downing culminated his career as Commander in Chief of the U.S. Special Operation Command or “SOCOM”. As Commander at SOCOM he was responsible for all special operations forces in the U.S. Army, Navy and Air force. He is actively involved in a number of public and private sector boards in the United States, and is a director of Metal Storm’s strategic alliance partner, SAIC, the U.S. based technology company.

James Michael O’Dwyer. Mr. J.M. O’Dwyer is the inventor of our 100% electronic ballistics technology, and holds the position of Director—Scientific Innovation. He is the founder of Metal Storm, and until March 2003 was our President and Chief Executive Officer. Mr. J.M. O’Dwyer’s role has a focus on innovation and product development, and is targeted at moving product into defense industry markets as well as technical support to the Australian and U.S. research and development program effort. He has dedicated many years in researching the technology and introducing it to the defense departments of Australia, the United States and the United Kingdom, and since 1995 he has worked exclusively on further developing our technology and its range of potential applications. Mr. J.M. O’Dwyer was directly responsible for managing and progressing the strategic alliances we currently hold with major defense-related organizations in Australia and the United States. Mr. J.M. O’Dwyer is a member of the board of directors of O’Dwyer Investments Pty. Ltd., Cold Feet Pty. Ltd., Nudgeley Pty. Ltd., J. & B. Walton Investments Pty. Ltd. and Breeze Technology Holdings LLC.

Terence James O’Dwyer. Mr. T.J. O’Dwyer, a chartered accountant in Australia, has been a director of Metal Storm since 1998. He is the Chairman of BDO Kenalls, a large Queensland public accountancy firm of which he has been an audit partner for 12 years and he has been a partner for 26 years. He is also a director of Bendigo Bank Limited, CS Energy Limited, QLD Theatre Co and is the Chairman of Breakfree Limited. His past board and government authority appointments include Leutenegger Limited and the Australian Financial Institutions Steering Committee. Mr. O’Dwyer is a member of the State Council of the Institute of Chartered Accountants in Australia and the State Attorney-General’s representative on the Queensland Law Society’s Grants Committee. Mr. T.J. O’Dwyer is a cousin of Mr. J.M. O’Dwyer.

Charles A. Vehlow. Mr. Vehlow was appointed Chief Executive Officer in March 2003 and is based in Metal Storm’s office in Arlington, Virginia. He joined Metal Storm in April 2002 in the role of Chief Corporate Officer. Mr. Vehlow has extensive senior experience in both early stage and established business environments and a strong track record in progressing and finalizing defense-related technology licensing agreements, procurement contracts and mergers and acquisitions. From 1998 to 2000 Mr. Vehlow was Vice President and General Manager for Boeing Helicopter Division. Prior to this he held the position for 8 years as Vice President of McDonnell-Douglas’ Apache Program for the U.S. Army, which resulted in the current AH-64D Longbow Apache remanufacture production program. Mr. Vehlow also served as Director of Customer Support at McDonnell-Douglas from 1988 to 1991. Mr. Vehlow is a member of the U.S. Secretary of the Army’s advisory Army Science Board.

Arthur David Schatz. Mr. Schatz joined Metal Storm in July 2001 as Senior Vice President—Operations. He is responsible for strategic, business planning and product development priorities, with an emphasis on the planning, development and implementation of operations strategy that will provide the focused future direction for Metal Storm, in conjunction with business development plans. For the past 12 years prior to joining Metal Storm, he had been employed by the Australian government at the Australian Embassy in Washington, D.C. to provide support to Australian defense industry in the U.S. marketplace. During this tenure with the embassy, he was instrumental in securing contracts worth hundreds of millions of dollars for Australian industry. Mr. Schatz served in the U.S. Navy for 20 years, retiring with the rank of Commander. During this time he served as Head of the Undersea Warfare Branch at Operational Test and Evaluation Force, where he was instrumental in the research, development, test, evaluation and acquisition of the then largest integrated acquisition program in the U.S. Navy, the Light Airborne Multi-Purpose System. Mr. Schatz has also served as a consultant to the Naval Air Systems Command where he provided engineering and logistics support to several Aviation Program Managers.

G. Russell Zink. Mr. Zink was appointed as Senior Vice President—Business Development in September 2002. Based in Metal Storm’s U.S. office, he has prime responsibility for generating research and development and production contracts, as well as securing teaming, partnering or licensing arrangement with major defense firms. Mr. Zink has 20 years of specific defense experience in program management, marketing and business development. Prior to joining Metal Storm he was President and Chief Executive Officer of Systems Management, Inc., the world’s leader in automated weather systems serving the flying public. From 1997 to 1999 Mr. Zink was Vice President—Business Development for United Industrial Corp, Inc. and AAI Corporation, a defense manufacturer of mechanical and electronic systems. From 1995 to 1997, he was Vice President and General Manager of SMI. From 1990 to 1995, Mr. Zink was with Textron Corporation as a Director of a $400M turbine engine business. Prior to 1995 he served for 20 years in the U.S. Army in senior operational, contract management and congressional liaison roles.

Ian A. Gillespie. Mr. Gillespie was appointed as General Manager—Australia in May 2003. Mr. Gillespie is responsible for the leadership required for the interface with Metal Storm’s Australian customers, and for furthering business relationships with Metal Storm’s Australian partners. He also has the lead role in Australia for investor relations. Mr. Gillespie supports the business development and commercialization opportunities in Australia, United Kingdom, Europe and Asia. Prior to joining Metal Storm, Mr. Gillespie held the position of Managing Director and Chief Executive Officer for Grow Force Australia Ltd, where he had responsibility for business planning, strategy formulation and growth, and investor relations. Between 1984 and 1999 he worked for Wormald International Limited, Atlas Steels Limited and Incitec Limited/Chemtrans where in all three companies at various times he held positions as General Manager. He is currently on the board of Stand Fast Enterprises Pty. Ltd., Rugby Resources International Pty. Ltd. and Steel Storage Australia Pty. Ltd. Mr. Gillespie holds a B.A., Diploma (BAB) and is a member of the Australia Institute of Company Directors and a fellow of the CEO Institute of Australia.

Sylvie Moser-Savage. Ms Moser-Savage joined as Company Secretary in January 2003 and became Chief Financial Officer in June 2004. She has more than 15 years experience in accounting, finance, business management and administration. She is responsible for Metal Storm’s financial and administrative management as well as all secretarial, company reporting and compliance functions. Ms Moser-Savage’s qualifications include a Bachelor of Commerce in accounting and an MBA in business law.

George L. Bergeron III. Mr Bergeron was appointed Senior Vice President—Product Development in March 2004 and became Chief Technological Officer in June 2004. He has prime responsibility for driving the technical and commercial development of the O’Dwyer VLe handgun and other key projects in the United States. Mr Bergeron is a specialist in mechanical and electronic systems design, with more than 25 years as a highly experienced physics engineer, scientist and program manager. For the 14 years prior to joining Metal Storm, Mr Bergeron worked for SAIC where he held several senior positions, most recently as director of SAIC’s Technology Development Laboratory. Mr. Bergeron brings considerable experience, particularly through his work as Program Manager on many aspects of Metal Storm technology during his time with SAIC.

B. Compensation

In 2003, the aggregate remuneration we paid and that accrued to our directors and executive officers was $1,530,588. In accordance with Australian superannuation legislation, we contributed $68,888 to superannuation funds for our directors and executive officers for their pension, retirement and other similar benefits in 2003. We employed approximately fifty U.S. residents during 2003.

As disclosed in our Australian annual report for the year ended December 31, 2003, the remuneration and benefits paid to our directors and executive officers during 2003, on an individual basis, are set out in the table below.

	Year Ended December 31, 2003			Options Issued
Name	Salary/ Board Fees($)	Benefits (1)	Total($)	Shares Issued	Listed	Unlisted	Exercise Price per option($)	Expiry Date
James Michael O’Dwyer	166,075	24,802	190,877	—	—	—	—	—
Kevin John Dart (2)	4,894	—	4,894	—	—	—	—	—
Wayne Allan Downing	—	—	—	—	—	—	—	—
Terence James O’Dwyer	29,362	—	29,362	—	—	—	—	—
William Arthur Owens (3)	42,412	—	42,412	—	—	—	—	—
Daniel Christman	29,362	—	29,362	—	—	—	—	—
Peter Louis George Pursey (2)	29,117	—	29,117	—	—	—	—	—
James Brett Heading (2)	6,716	—	6,716	—	—	—	—	—
Charles A. Vehlow	200,631	94,410	295,041	—	—	62,500	0.76	04/08/2005
						31,250	0.76	09/03/2006
						31,250	0.76	10/31/2006
						500,000	0.26	09/03/2006
Ian A. Gillespie	76,124	6,166	82,290	—	—
Sylvie Moser-Savage	61,986	—	61,986	—	—	25,000	0.26	09/03/2005
Arthur David Schatz	123,082	3,034	126,116	50,000	—	55,000	0.26	09/03/2006
G. Russell Zink	143,931	3,979	147,910	—	—	50,000	0.36	12/30/2006
						118,000	0.26	11/19/2006

(1)	Benefits include provision of motor vehicle, health benefits, consultancy fees and statutory superannuation contributions.
(2)	Former director who resigned in 2003.
(3)	Former director who resigned in 2004.

Please see Note 14 to our financial statements for further details on our share option plans.

C. Board Practices

Under our constitution our board of directors is required to be comprised of at least three directors. As of December 31, 2003, our board was comprised of six directors. Our board is currently comprised of five directors following the resignation of Admiral William Owens in May 2004.

All of our directors were elected to the board of directors for a three year term and one third of the directors retire by rotation at each annual general meeting of stockholders.

The board of directors has established an Audit Committee that consists of independent directors. Current members of our Audit Committee are Mr. T.J. O’Dwyer (Chairman) and Dr. D. Alspach. We are seeking to appoint a third member to the Audit Committee.

The Audit Committee provides a forum for the effective communication between the board of directors and the external auditor. The Audit Committee reviews:

•	the annual and half-year financial report prior to their approval by the board;

•	the effectiveness of management information systems and systems of internal control; and

•	the efficiency and effectiveness of the external audit, including reviewing the audit plan.

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

The board of directors has also established a Remuneration Committee consisting of three independent directors. As of December 31, 2003, the members of the Remuneration Committee were General D.W. Christman (Chairman), Mr. J.M. O’Dwyer and General W. Downing. The Remuneration Committee reviews the remuneration of all directors and executive officers on an annual basis and makes recommendations to the board. Remuneration packages are reviewed with regard to performance and other relevant factors. In order to retain and attract executives of sufficient caliber to facilitate the efficient and effective management of our operations, the Remuneration Committee may seek the advice of external advisers in connection with the structure of remuneration packages.

Remuneration packages contain the following key elements:

•	salary/fees;

•	benefits—including the provision of motor vehicle, superannuation and health benefits; and

•	incentive schemes—including performance-related bonuses and share options under the discretionary share option scheme.

No director has a service contract with Metal Storm except Mr. J.M. O’Dwyer, who has an employment agreement as Director—Scientific Innovation. Under this agreement, he has no benefits upon termination of employment.

D. Employees

As at December 31, 2002, we had nine full-time employees, including four executive managers (three in Washington D.C.), one engineering manager and four administrative personnel.

As at December 31, 2003, we had sixty full-time employees, including nine executive managers (three in Washington D.C. and three in Seattle, Washington), one engineering manager, five administrative personnel and 45 personnel at ProCam.

E. Share Ownership

The following table sets forth the beneficial ownership of our directors and executive officers as of May 21, 2004:

Name	Number of Shares Owned(1)		Percentage of Outstanding Shares	Number of Options Owned(1)
William Arthur Owens	Nil		Nil	2,500,000	(2)
James Michael O’Dwyer (3)	199,729,664		43.37%	9,986,478
Wayne Allan Downing	500,000		0.10%	2,500,000	(4)
Terence James O’Dwyer	61,111	(5)	—	2,500
Charles A Vehlow	Nil		Nil	187,500	(6)
Arthur David Schatz	100,000		Nil	305,000	(7)
G Russell Zink	Nil		Nil	75,000	(8)
Daniel W Christman	Nil		Nil	Nil
Sylvie Moser-Savage	Nil		Nil	25,000	(9)

(1)	At May 21, 2004 the number of outstanding shares was 521,949,288, the number of outstanding listed options was 36,793,646 listed options and the number of outstanding unlisted options was 7,225,915.
(2)	Represents 2,500,000 unlisted options to purchase ordinary shares of Metal Storm that are exercisable only upon certain conditions on or before July 2, 2011 at an exercise price of A$0.01 (approximately $0.005) per share. The purchase price for the options was nil.

(3)	131,517,059 shares are owned by Mr. J.M. O’Dwyer, 68,212,500 shares are owned by O’Dwyer Investments Pty Ltd as trustee for the O’Dwyer Family Discretionary Trust and 105 shares owned by Rhonda Clare O’Dwyer in trust for Mr. J.M. O’Dwyer. Mr. J.M. O’Dwyer also holds 9,986,478 listed options pursuant to a bonus issue of options to all shareholders of 1 option for each 20 shares held in August 2002.
(4)	Represents 2,500,000 unlisted options to purchase ordinary shares of Metal Storm that are exercisable only upon certain conditions on or before July 2, 2011 at an exercise price of A$0.01 (approximately $0.005) per share. The purchase price for the options was nil.
(5)	Represents less than 1% of the ordinary shares of Metal Storm.
(6)	Represents 187,500 options to purchase ordinary shares of Metal Storm that are exercisable on or before April 8, 2005 at an exercise price of A$1.16 (approximately $0.63) per share. The purchase price for the options was nil.
(7)	Represents 305,000 options to purchase ordinary shares of Metal Storm that are exercisable on or before July 2, 2004 at an exercise price of A$1.16 (approximately $0.63) per share. The purchase price for the options was nil.
(8)	Represents 75,000 options to purchase ordinary shares of Metal Storm that are exercisable on or before December 30, 2006 at an exercise price of A$0.556 (approximately $0.36) per share. The purchase price for the options was nil.
(9)	Represents 25,000 options to purchase ordinary shares of Metal Storm that are exercisable on or before September 3, 2005 at an exercise price of A$0.40 (approximately $0.26) per share. The purchase price for the options was nil.

We can grant options to purchase our shares to our directors and employees under our constitution and under our discretionary share option scheme and under various employment agreements. See Item 10B “Additional Information – Our Constitution” for a summary of the provisions of our constitution relating to the issuance of options and note 9 to our financial statements and Item 6B “Directors, Senior Management and Employees – Compensation” for a summary of the terms of our various option schemes.

Item 7. Major Stockholders and Related Party Transactions

A. Major Stockholders

The following table sets out details, as of May 21, 2004, of entities beneficially holding more than five percent of the ordinary shares of Metal Storm.

	Ordinary Shares Beneficially Owned as at May 21, 2004
Name	Number of Shares owned		Percent of Class
James Michael O’Dwyer	199,729,664	(1)	38.37%
Charter Pacific Corporation Limited (2)	40,390,275		7.73%

(1)	131,517,059 shares are owned by Mr. J.M. O’Dwyer, 68,212,500 shares are owned by O’Dwyer Investments Pty Ltd as trustee for the O’Dwyer Family Discretionary Trust and 105 shares owned by Rhonda Clare O’Dwyer in trust for Mr. J.M. O’Dwyer.
(2)	Charter Pacific Corporation Limited is a public company listed on the Australian Stock Exchange. As of May 21, 2004, Charter Pacific Corporation Limited had approximately 3,800 shareholders.

There has been a significant change in ownership for both James Michael O’Dwyer and Charter Pacific Corporation Limited, who as at May 30, 2003 owned 45.5% and 26%, respectively, of our ordinary shares.

As at May 21, 2004, there were 9,532 record holders of ordinary shares, of which 9,371 represented Australian record holders holding approximately 98.3% of our outstanding ordinary shares.

To the best of our knowledge, we are not owned or controlled by any other corporation, by any foreign government or by any other natural or legal person(s). We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control of Metal Storm.

B. Related Party Transactions

In the ordinary course of business and on an arms-length basis, we enter into employment agreements with our executive officers.

Legal and consulting services totaling approximately $125,620 for the period December 31, 2001 to March 31, 2003 were performed by McCullough Robertson Lawyers of which Mr. Brett Heading, a director until his resignation on March 26, 2003, is a partner.

Accounting and consulting services totaling approximately $31,039 for the period ended December 31, 2001 to May 30, 2003 were performed by BDO Kendalls, of which Mr. T.J. O’Dwyer, a director, is a partner.

In 1999, we entered into a consultancy agreement with General Downing, a director, to provide services to us in the United States in relation to the defense industry and market, defense technology and military and customer requirements. General Downing retired from our board in October 2001 and his consultancy agreement was terminated as of such date. General Downing was subsequently re-appointed to the board in October 2002.

In 2000, we entered into a consultancy agreement with Admiral Owens, a director, to provide services to us in the United States in relation to the defense industry and market, defense technology and military and customer requirements. Admiral Owens received fees for these services of approximately $138,648 from January 1, 2002 through May 6, 2004, when Admiral Owens resigned from our board of directors.

We paid consultancy fees of approximately $97,644 to Clarity Business Consulting Pty Ltd, an entity of which Mr. P. L.G. Pursey, a director until his resignation on March 26, 2003, is the sole shareholder for the period ended December 31, 2001 to May 30, 2003. The services included research and review of technical data and potential markets and liaison with various personnel and agencies in the United States regarding certain applications of our technology.

C. Interest of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Financial Statements and Other Financial Information

Our financial statements are included in Item 18 “Financial Statements”.

Export Sales

Not applicable.

Legal Proceedings

We are not a party to any legal proceedings.

Dividends

Until we make a profit our directors will not be able to recommend that any dividends be paid to our stockholders. Our directors will not resolve a formal dividend policy for us until we generate profits. Our directors’ current intention is to reinvest our income in the continued development and operation of our business.

B. Significant Changes

On May 5, 2004, we raised A$21.5 million ($15.7 million) in a placement of ordinary shares to sophisticated and institutional investors outside the United States.

Item 9. The Offer and Listing

A. Listing Details

Australian Stock Exchange

Our ordinary shares were listed and posted for trading on the Australian Stock Exchange (symbol “MST”) in 1999. The following table sets forth for the periods indicated the reported low and high bid prices and the average daily trading volume for our ordinary shares as quoted on the Australian Stock Exchange. All figures are in U.S. dollars.

	Price Per Ordinary Share		Average Daily Trading Volume
Year Ended	High	Low
December 31, 2003

First Quarter	$0.33	$0.21	$213,060
Second Quarter	$0.31	$0.22	$146,669
Third Quarter	$0.44	$0.25	$555,042
Fourth Quarter	$0.35	$0.29	$222,730

December 31, 2002

First Quarter	$0.78	$0.60	$247,615
Second Quarter	$0.72	$0.52	$230,407
Third Quarter	$0.58	$0.28	$378,347
Fourth Quarter	$0.36	$0.23	$165,430

December 31, 2001

Annual	$1.08	$0.47	—

December 31, 2000

Annual (1)	$2.10	$0.27	—

	Price Per Ordinary Share		Average Daily Trading Volume
Month Ended	High	Low
June 30, 2004	$0.33	$0.25	$239,665
May 31, 2004	$0.26	$0.25	$1,168,250
April 30, 2004	$0.30	$0.29	$2,968,473
March 31, 2004	$0.30	$0.29	$244,400
February 28, 2004	$0.33	$0.31	$2,846,284
January 31, 2004	$0.28	$0.27	$81,311

(1)	Ordinary shares were subject to a 5 for 1 split on May 31, 2000. Prices and average daily trading volumes prior to the split are expressed in equivalent new (post split) share prices.

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

	Price Per Ordinary Share		Average Daily Trading Volume
Year Ended	High	Low
December 31, 2003

First Quarter	$0.33	$0.21	$213,060
Second Quarter	$0.31	$0.22	$146,669
Third Quarter	$0.44	$0.25	$555,042
Fourth Quarter	$0.35	$0.29	$222,730

December 31, 2002

First Quarter	$0.78	$0.60	$247,615
Second Quarter	$0.72	$0.52	$230,407
Third Quarter	$0.58	$0.28	$378,347
Fourth Quarter	$0.36	$0.23	$165,430

December 31, 2001

Annual	$1.08	$0.47	—

December 31, 2000

Annual	$2.10	$0.27	—

Month Ended:	High	Low	Average Daily Trading Volume
June 30, 2004	$5.56	$5.51	$600
May 31, 2004	$5.77	$5.58	$65,534
April 30, 2004	$6.95	$6.06	$516,970
March 31, 2004	$7.13	$6.88	$6,828
February 28, 2004	$8.00	$7.48	$48,314
January 31, 2004	$6.82	$6.66	$5,410

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares are currently listed on the Australian Stock Exchange under the symbol “MST” and on the Nasdaq SmallCap Market in the form of American Depositary Receipts under the symbol “MTSX”.

D. Selling Stockholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Our Constitution

We are a public company limited by shares registered by the Australian Securities and Investments Commission or ASIC. We were registered on April 13, 1994 and our Australian company number is 064 270 006. Subject to the Australian Stock Exchange Listing Rules and the Australian Corporations Act, the rights that attach to our shares are detailed in our constitution. Our current constitution was adopted on May 14, 1999. Under Australian law, a company has the legal capacity and powers of an individual both inside and outside Australia.

The material provisions of our constitution are summarized below. This summary is not intended to be complete, nor to constitute a definitive statement of the rights and liabilities of our stockholders and is qualified in its entirety by reference to the constitution, which is available on request.

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

The Australian Corporations Act prohibits directors of companies listed on the Australian Stock Exchange from voting on matters in which they have a material personal interest, requires disclosure of such interest to stockholders, and requires stockholders’ approval of any provision of related party benefits.

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

Additionally in accordance with our constitution, a director may be paid a retirement benefit as determined by the board of directors in accordance with the Australian Corporations Act and the Australian Stock Exchange Listing Rules.

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

There are no requirements in our constitution regarding the retirement of directors at any particular age. The Australian Corporations Act, however, requires that directors retire at the conclusion of the first annual general meeting after a director reaches age 72. A person who has reached age 72 may by special resolution of our stockholders be appointed or re-appointed as a director, provided the notice of meeting and the resolution appointing such director states such director’s age.

Share Qualifications

There are no requirements under our constitution or elsewhere for directors to own our shares in order to qualify as directors.

Rights and Restrictions on Classes of Shares

Subject to the Australian Corporations Act and the Australian Stock Exchange Listing Rules rights attaching to our shares are detailed in our constitution. Our constitution provides that, any of our shares may be issued with preferred, deferred or other special rights, whether in relation to dividends, voting, return of share capital, payment of calls or otherwise as the board of directors may from time to time determine. Except as provided by contract or by our constitution to the contrary, all unissued shares are under the control of the board which may grant options on the shares, allot or otherwise dispose of the shares on the terms and conditions and for the consideration it deems fit. Currently our outstanding share capital consists of only one class of ordinary shares.

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

Rights to Share in the Surplus in the Event of Liquidation

Our constitution provides for the right of stockholders to participate in a surplus in the event of our liquidation. In certain circumstances, any division may be otherwise than in accordance with the legal rights of the contributories, and in particular, any class may be given preferential or special rights or may be excluded altogether or in part from participation in surplus in the event of liquidation. In the case of any division otherwise than in accordance with the legal rights of the contributories, any contributory who would be prejudiced by the division has a right to dissent and has ancillary rights, as if the determination were a special resolution passed pursuant to the Australian Corporations Act relating to the sale or transfer of our assets by a liquidator or in a voluntary winding up.

Redemption Provisions

There are no redemption provisions in our constitution in relation to ordinary shares. Under our constitution and subject to the Australian Corporations Act, any preference shares may be issued on the terms that they are or may at our option, be liable to be redeemed.

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

Variation of Share Rights

Our constitution provides that, unless otherwise provided by the terms of issue of the shares of such class, the rights attaching to any class of shares, may, subject to the Australian Stock Exchange Listing Rules, be varied with the consent in writing of members with at least 75% of the votes in the class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of such class. Our constitution also provides that the rights conferred upon holders of shares of any class issued with preferred or other rights are, unless otherwise expressly provided by the terms of issue of the shares of that class, deemed not to be varied by the creation or issue of further shares ranking equally with the first mentioned shares. These conditions are not more significant than required by the Australian Corporations Act.

General Meetings of Stockholders

General meetings of stockholders may be called by the board of directors. Except as permitted under the Australian Corporations Act, stockholders may not convene a meeting. Under the Australian Corporations Act, stockholders with at least 5% of the votes which may be cast at a general meeting may call and arrange to hold a general meeting. The Australian Corporations Act requires the directors to call and arrange to hold a general meeting on the request of stockholders with at least 5% of the votes that may be cast at a general meeting or at least 100 stockholders who are entitled to vote at the general meeting. Twenty-eight days’ notice of the proposed meeting of our stockholders is required under the Australian Corporations Act.

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

(b)	by non-associated foreign person which would result such foreign person having an interest in 40% or more of the issued shares of, or control of 40% or more of the voting power in, an Australian company.

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

Conditions for Change of Capital

There are no conditions imposed by our constitution relating to changes in our capital which are more stringent than are required by the Australian Corporations Act.

Stock Issues and Takeover Attempts

We are governed by the Australian Corporations Act which provides stockholders with broad protection in relation to takeovers, including:

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

The exceptions to the listing rule are as follows:

•	an issuance or agreement to issue which we have notified the Australian Stock Exchange of before we are told a person is making or proposes to make a takeover for our shares;

•	an issuance to our ordinary stockholders on a pro-rata basis;

•	an issuance made due to an exercise of rights of conversion already in existence;

•	an issuance by us as consideration for an off-market takeover bid made by us where we are required to comply with the provisions of the Australian Corporations Act;

•	an issuance under a dividend stock distribution plan that is in operation before we are told a person is making or proposes to make a takeover for our shares; and

•	if there is an agreement to issue shares and such agreement is conditional on ordinary stockholders approving the issuance before the issuance is made.

Access to and Inspection of Documents

Inspection of our records is governed by the Australian Corporations Act. Any person has the right to inspect our company registers on payment of a fee. Stockholders are not required to pay a fee for inspection. Any person may obtain copies of a register or any part of the register upon payment of a fee as prescribed by us. Further, we must ensure that the minute books for the meetings of our stockholders are open for inspection to our stockholders free of charge. Other corporate records including minutes of directors meetings, financial records and other documents are not open for inspections by stockholders. However, a stockholder may apply to a court to make an order for inspection of our books, if the applicant stockholder is acting in good faith and the inspection is made for a proper purpose.

CHESS

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

C. Material Contracts

Effective December 1, 2003, Metal Storm entered into a Membership Interest Purchase Agreement with ProCam Machine LLC and William McAllister, Michael F. Bell, Bruce D. Campbell, Raymond J. Prokorym and Michael J. Rubel (the “Sellers”). Under the agreement, Metal Storm agreed to issue 5,097,747 ordinary shares in consideration for the acquisition of all of the issued equity in ProCam and promissory notes issued by ProCam in favor of one Seller. Metal Storm agreed to assume up to $3 million of outstanding debt of ProCam. The agreement contains representations and warranties that are customary for an agreement of this nature. The Sellers agreed to certain restrictions on the transfer or disposal of the shares issued to them under the agreement. In addition, certain Sellers agreed to make a $200,000 operating credit line facility available to Metal Storm through June 11, 2004. Metal Storm agreed to enter into employment agreements with two of the Sellers who would continue to work at ProCam.

D. Exchange Controls

The Australian dollar is convertible into U.S. dollars at freely floating rates. Except as described below, there are currently no restrictions on the flow of Australian dollars between Australia and the United States. Transactions involving the transfer of funds or payments to, by the order of, or on behalf of prescribed entities, or any undertaking owned or controlled directly or indirectly, by prescribed entities, are not permitted without the specific approval of the Reserve Bank of Australia. Prescribed entities currently include:

•	the former Government of Iraq and its senior officials;

•	specified nationals of Bosnia/Serbia linked to the former Milosevic regime; and

•	specified senior officials of the Government of Zimbabwe.

The Commonwealth of Australia has passed regulations to make effective the United Nations Security Council resolutions that impose a freeze on financial assets and foreign exchange dealings with certain persons and entities, which currently include:

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

In this section, a “U.S. holder” means a beneficial owner of ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions.

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

For taxable years beginning after December 31, 2002 and before January 1, 2009, dividends received by an individual from a “qualified foreign corporation” are eligible for preferential rates of taxation. A “qualified foreign corporation” generally does not include any foreign corporation that is a passive foreign investment company for the taxable year in which the dividend is paid or for the preceding taxable year. Accordingly, because we will likely be a passive foreign investment company for 2004 (as discussed below), we likely will not be a qualified foreign corporation for 2004 or 2005. If in subsequent taxable years we were eligible to be a qualified foreign corporation, then our dividends generally would be eligible for the preferential tax rates, except to the extent that the individual (1) holds a share of stock for 60 days or less during the 120-day period beginning 60 days before the ex-dividend date (or, in the case of certain preferred stock, 90 days or less during the 180-day period beginning 90 days before the ex-dividend date) as measured under Section 246(c) of the Code, (2) is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property or (3) elects to treat the dividend as investment income for purposes of determining the amount of deductible investment interest under Section 163(d)(4)(B) of the Code. Further, if an individual receives, with respect to any share of stock, an extraordinary dividend (within the meaning of Section 1059(c) of the Code) eligible for the preferential tax rates, any loss on a subsequent sale of the stock is treated as a long-term capital loss to the extent of the extraordinary dividend.

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

Sale or Exchange of ADSs or Ordinary Shares

Subject to the passive foreign investment company rules, discussed below, a U.S. holder generally will recognize gain or loss on a disposition, including a sale, exchange or redemption, of ADSs or ordinary shares equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in the ADSs or ordinary shares. This gain or loss will generally be long-term capital gain or loss if the U.S. holder has held the ADSs or ordinary shares for more than one year and otherwise will be short-term capital gain or loss. Long-term capital gains of individuals are eligible for preferential rates of taxation, which have been reduced for long-term capital gains recognized on or after May 6, 2003, and before January 1, 2009. Short-term capital gains are taxed at the rates applicable to ordinary income, which, for gains recognized on or after May 6, 2003, and before January 1, 2009, are higher than the rates applicable to dividends. For foreign tax credit limitation purposes, gain or loss recognized upon a disposition generally will be treated as from sources within the United States. The deductibility of capital losses is subject to limitations for U.S. federal income tax purposes.

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

We believe that we were a PFIC for U.S. federal income tax purposes in 1999, 2000, 2002 and 2003, but not in 2001. We expect that Metal Storm will be a PFIC again in 2004 due to the asset test described above.

As noted above, dividends received by an individual from a “qualified foreign corporation” are eligible for preferential rates of taxation. A qualified foreign corporation generally does not include any foreign corporation that is a PFIC for the taxable year in which the dividend is paid or for the preceding taxable year.

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

U.S. holders are urged to consult their tax advisors as to the effect on them of the PFIC rules and the desirability of making, and the availability of, either a QEF election or a mark-to-market election with respect to our ADSs or ordinary shares. Metal Storm provides no advice on your taxation matters. The above should not be taken as advice by the reader of this document.

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements generally apply to payments to non-corporate holders of ADSs or ordinary shares. Information reporting will apply to payments of dividends on, and to proceeds from the disposition of, ADSs or ordinary shares by a paying agent within the United States to a U.S. holder, other than an “exempt recipient,” including a corporation and certain other persons that, when required, demonstrate their exempt status. A paying agent within the United States will be required to withhold at the applicable statutory rate in respect of any payments of dividends on, and the proceeds from the disposition of, ADSs or ordinary shares within the United States to a U.S. holder, other than an “exempt recipient,” if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements.

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

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be ‘franked’ to the extent of tax paid on company profits. Fully franked dividends are not subject to dividend withholding tax. Dividends payable by the company to non-Australian resident stockholders will be subject to dividend withholding tax, to the extent the dividends are unfranked. Dividend withholding tax will be imposed at 30%, unless a stockholder is a resident of a country with which Australia has a double taxation agreement. Under the provisions of the current Double Taxation Convention between Australia and the United States, the Australian tax withheld on unfranked dividends paid by us to which a resident of the United States is beneficially entitled is limited to 15%, unless the shares are effectively connected to a permanent establishment or fixed base in Australia through which the stockholder carries on business or provides independent personal services, respectively.

There are proposed changes to the double taxation convention between Australia and the United States which if enacted mean that if a company that is a non-Australian resident stockholder did own a 10% or more interest, the Australian tax withheld on dividends paid by us to which a resident of the United States is beneficially entitled is limited to 5%. These changes took effect for Australian taxation purposes from July 1, 2003.

Tax on Sales or other Dispositions of Shares—Capital gains tax

Non-Australian resident stockholders will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of our shares, unless they, together with associates, hold 10% or more of our issued capital at any time during the five years before the disposal of the shares.

If a non-Australian resident stockholder did own a 10% or more interest, that stockholder would be subject to Australian capital gains tax to the same extent as Australian resident stockholders. The Australian Taxation Office maintains the view that Australian capital gains tax is not limited by the Double Taxation Convention between the United States and Australia. Australian capital gains tax applies to net capital gains at a taxpayer’s marginal tax rate but for certain stockholders a discount of the capital gain may apply if the shares have been held for 12 months or more. For individuals, this discount is 50%. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

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

Non-Australian resident stockholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 29%. Some relief from the Australian income tax may be available to such non-Australian resident stockholders under the Double Taxation Convention between the United States and Australia, for example, because the stockholder does not have a permanent establishment in Australia.

To the extent an amount would be included in a non-Australian resident stockholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the stockholder would not be subject to double tax on any part of the income gain or capital gain.

Dual Residency

If a stockholder were a resident of both Australia and the United States under those countries’ domestic taxation laws, that stockholder may be subject to tax as an Australian resident. If, however, the stockholder is determined to be a U.S. resident for the purposes of the Double Taxation Convention between the United States and Australia, the Australian tax would be subject to limitation by the Double Taxation Convention. Stockholders should obtain specialist taxation advice in these circumstances.

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

Item 11. Quantitative and Qualitative Disclosure about Market Risk

We invest excess cash in term deposits with high-quality financial institutions. We do not utilize derivative financial instruments, derivative commodity instruments, positions or transactions in any material manner. Accordingly, we believe that we are not subject to any material risks arising from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices or other market changes that affect market risk sensitive instruments. Since we do not invest in locations outside Australia, we are not subject to cross-border risks, with the exceptions of risk set out immediately below.

We operate in Australia and the United States and, as a result, are subject to certain foreign currency exposure. Historically, currency translation gains and losses have been reflected as adjustments to stockholders’ equity, while transaction gains and losses have been reflected as components of income and loss. Translation gains and losses could be material depending upon changes in the exchange rate relationships between the Australian dollar and the U.S. dollar. See Item 5A “Operating and Financial Review and Prospects – Operating Results—Effects of Currency Fluctuations” above for a detailed description of the impact of foreign currency translation on our financial statements.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and the Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Our principal executive officer and our principal financial officer, based on their evaluation within 90 days prior to the date of this report of our disclosure controls and procedures (as defined in Rule 13a-14(c) under the U.S. Securities Exchange Act of 1934, as amended), have concluded that our disclosure controls and procedures are adequate and effective for purposes of Rule 13a-14(c) in timely alerting them to material information relating to us required to be included in our filings with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended.

There were no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of their evaluation.

Item 16A. Audit Committee Financial Expert

Mr. T.J. O’Dwyer, who is Chairman of our Audit Committee, is an “audit committee financial expert” (as defined in Item 16A of Form 20-F). Please see Item 6A “Directors, Senior Management and Employees – Directors and Senior Management” for details of his background.

Item 16B. Code of Ethics

We have adopted a code of conduct to guide executives, management and employees in carrying out their duties and responsibilities. The code of conduct covers such matters as:

•	responsibilities to shareholders;

•	compliance with laws and regulations;

•	relations with customers and suppliers;

•	ethical responsibilities;

•	employment practices; and

•	responsibilities to the environment and the community.

We undertake to provide to any person without charge, upon request, a copy of our code of conduct. Please contact our Company Secretary at 011-61-7-3221-9733 to obtain a copy.

In 2003, we did not (expressly or implicitly) grant a waiver under our code of conduct to our principal executive officer, our principal accounting officer or controller or persons performing similar functions.

Item 16C. Principal Accountant Fees and Services

	December 31,
	2003	2002
Audit fees
Audit of U.S. financial statements	$45,700	$26,511
Audit of Australian financial statements	72,367	21,129
Review of half-year Australian financial statements	15,686	4,108

	133,753	51,748

Audit-related fees
Internal control review	23,307	—

Tax fees	—	—

All other fees
Quarterly review of U.S. press releases	11,154	13,753

Total	$168,214	$65,501

The audit committee pre-approved the engagement of Ernst & Young for all the services described in paragraphs (b) – (d) of Item 16C.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The financial statements are included as the “F” pages to this annual report.

Item 19. Exhibits

Exhibit Number	Description of Exhibit
1.1	Constitution of Metal Storm*

4.1	DSTO Research Agreement dated April 20, 2001*

4.2	Deed of Amendment to the DSTO Research Agreement dated September 13, 2002 (portions omitted pursuant to a request for confidential treatment; non-public information has been filed with the SEC)***

4.3	DSTO Technology License Agreement dated April 20, 2001, as amended (portions omitted pursuant to a request for confidential treatment; non-public information has been filed with the SEC)*

4.4	SAIC Agreement dated October 17, 1998 (portions omitted pursuant to a request for confidential treatment; non-public information has been filed with the SEC)*

4.5	Modification No.1 to the SAIC Agreement dated October 17, 2002***

4.6	Employment Agreement of J.M. O’Dwyer*

4.7	Employment Agreement of A. Schatz*

4.8	Employment Agreement of S. Moser-Savage***

4.9	Employment Agreement of G. Bergeron

4.10	Consulting Agreement of W. Owens*

4.11	Discretionary Share Option Scheme*

4.12	Employment Agreement of C. Vehlow**

4.13	Employment Agreement of G. R. Zink***

4.14	Employment Agreement of Ian A. Gillespie

4.15	Membership Interest Purchase Agreement dated December 1, 2003 with ProCam Machine LLC and members of ProCam

8.0	List of Subsidiaries of Metal Storm Limited

12.1	Certification by the Chief Executive Officer of Metal Storm Limited in accordance with Section 302 of the Sarbanes-Oxley Act

12.2	Certification by the Chief Financial Officer of Metal Storm Limited in accordance with Section 302 of the Sarbanes-Oxley Act

13.1	Certification by the Chief Executive Officer in accordance with Section 906 of the Sarbanes-Oxley Act

13.2	Certification by the Chief Financial Officer in accordance with Section 906 of the Sarbanes-Oxley Act

*	Incorporated by reference from our Registration Statement on Form 20-F filed on December 12, 2001, File No. 000-31212.
**	Incorporated by reference from our Annual Report on Form 20-F filed on July 1, 2002.
***	Incorporated by reference from our Annual Report on Form 20-F filed on July 14, 2003.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Metal Storm Limited

We have audited the accompanying consolidated balance sheets of Metal Storm Limited (a development stage enterprise) (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Metal Storm Limited at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG

Brisbane, Queensland, Australia

July 12, 2004

METAL STORM LIMITED

(a development stage enterprise)

BALANCE SHEETS

(U.S. DOLLARS)

	As of December 31
	2003	2002
ASSETS:
Current assets:
Cash and cash equivalents	$6,049,249	$4,541,630
Receivables	451,146	—
Inventory	149,925	—
Prepaid expenses	440,318	277,223
Other	17,161	53,130

Total current assets	7,107,799	4,871,983

Property, plant and equipment, net	824,556	85,798
Property, plant and equipment under capital leases, net	1,717,866	—
Other non-current receivables	8,730	6,594
Intangibles, net	1,697,497	—

Total assets	$11,356,448	$4,964,375

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Current liabilities:
Accounts payable	$1,306,244	$509,135
Accounts payable—R&D contracts	411,400	395,500
Accounts payable—related party	160,820	85,709
Bank loan	432,637	—
Obligations under capital leases	453,522	—
Accruals for employee entitlements	318,641	238,357

Total current liabilities	3,083,264	1,228,701

Accounts payable	6,359	7,557
Accruals for employee entitlements, non-current	51,790	27,864
Obligations under capital leases	1,156,664	—
Other provisions	24,620	—

Total liabilities	4,322,697	1,264,122

Commitments and contingencies	—	—

Stockholders’ equity:
Ordinary shares issued—no par value; 460,245,890 and 438,878,548 shares issued and outstanding in 2003 and 2002, respectively	23,692,899	16,658,496
Deficit accumulated during development stage	(16,634,383)	(11,903,628)
Unearned compensation	(105,118)	(156,440)
Accumulated other comprehensive loss	80,353	(898,175)

Total stockholders’ equity	7,033,751	3,700,253

LIABILITIES AND STOCKHOLDERS’ EQUITY:	$11,356,448	$4,964,375

See accompanying notes to financial statements

METAL STORM LIMITED

(a development stage enterprise)

STATEMENTS OF OPERATIONS

(U.S. DOLLARS)

	For the years ending December 31,			For the Period from April 13, 1994 (inception) to December 31, 2003
	2003	2002	2001
Operating income:
Sales income	$235,293	$—	$—	$235,293
Grant income	227,439	$12,373	$353,180	910,971

Total operating income	462,732	12,373	353,180	1,146,264

Operating expenses:
Cost of goods sold	316,590	—	—	316,590
Research and development	3,224,112	3,446,407	1,673,978	11,137,081
Depreciation and amortization	56,000	53,982	29,578	182,224
Rentals on operating leases	117,960	124,291	90,156	448,936
General and administrative	1,843,805	1,498,944	1,135,043	5,659,957
Legal fees—related party	—	120,996	130,080	444,618
Consulting fees—related party	21,907	175,824	234,254	828,083

Total operating expenses	5,580,374	5,420,444	3,293,089	19,017,489

Loss from operations	(5,117,642)	(5,408,071)	(2,939,909)	(17,871,225)

Other income (expense):
Interest income	221,736	101,893	196,068	1,026,490
Research and development rebate received	274,937	—	—	274,937
Interest expense	(12,639)	(901)	(48)	(18,281)
Other income	—	384	—	384
Foreign exchange	(97,147)	(72,898)	93,535	(46,688)

Total other income	386,887	28,478	289,555	1,236,842

Net loss	$(4,730,755)	$(5,379,593)	$(2,650,354)	$(16,634,383)

Net loss per ordinary share (basic and diluted)	$(0.011)	$(0.013)	$(0.006)

Weighted average ordinary shares outstanding	442,525,034	428,974,260	422,326,884

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

METAL STORM LIMITED

(a development stage enterprise)

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(U.S. DOLLARS)

	Number of Ordinary Shares	Amount	Accumulated Deficit	Accumulated Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Total
Balance—June 30, 1998	3,750,002	1,897,596	(1,400,733)	—	(42,445)	454,418
Other comprehensive income:
Translation adjustment	—	—	—	—	(6,615)	(6,615)
Net loss	—	—	(184,463)	—	—	(184,463)

Comprehensive loss	—	—	—	—	—	(191,078)

Balance—December 31, 1998	3,750,002	1,897,596	(1,585,196)	—	(49,060)	263,340
Other comprehensive income:
Translation adjustment	—	—	—	—	131,537	131,537
Net loss	—	—	(1,130,571)	—	—	(1,130,571)

Comprehensive loss						(999,034)

Share split	76,500,040	—	—	—	—	—
Issuance of ordinary shares (June 9, 1999)	4,000,000	7,745,070	—	—	—	7,745,070
Share issue costs	—	(773,850)	—	—	—	(773,850)

Balance—December 31, 1999	84,250,042	8,868,816	(2,715,767)	—	82,477	6,235,526
Other comprehensive income:
Translation adjustment	—	—	—	—	(945,371)	(945,371)
Net loss	—	—	(1,157,914)	—	—	(1,157,914)

Comprehensive loss						(2,103,285)

Share split	337,000,168	—	—	—	—	—
Unearned compensation	—	69,098	—	(69,098)	—	—
Amortization of unearned compensation	—	—	—	17,557	—	17,557

Balance—December 31, 2000	421,250,210	8,937,914	(3,873,681)	(51,541)	(862,894)	4,149,798
Other comprehensive income:
Translation adjustment	—	—	—	—	(370,601)	(370,601)
Net loss	—	—	(2,650,354)	—	—	(2,650,354)

Comprehensive loss						(3,020,955)

Options issued to employee fully vested	—	56,616	—	—	—	56,616
Unearned compensation	—	746,237	—	(746,237)	—	—
Amortization of unearned compensation	—	—	—	151,188	—	151,188
Options issued to non-employee fully vested	—	303,159	—	—	—	303,159
Issuance of ordinary shares (1,390,154 March 19, 2001; 658,194 May 29, 2001)	2,048,348	1,553,770	—	—	—	1,553,770
Issuance of ordinary shares (June 1, 2001)	100,000	68,677	—	—	—	68,677
Share options exercised (June 28, 2001)	5,000	1,400	—	—	—	1,400

Balance—December 31, 2001	423,403,558	11,667,773	(6,524,035)	(646,590)	(1,233,495)	3,263,653

METAL STORM LIMITED

(a development stage enterprise)

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(U.S. DOLLARS)

	Number of Ordinary Shares	Amount	Accumulated Deficit	Accumulated Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Total
Balance—December 31, 2001	423,403,558	$11,667,773	$(6,524,035)	$(646,590)	$(1,233,495)	$3,263,653
Other comprehensive income:
Translation adjustment	—	—	—	—	335,320	335,320
Net loss	—	—	(5,379,593)	—	—	(5,379,593)

Comprehensive loss						(5,044,273)

Unearned compensation	—	(495,933)	—	495,933	—	—
Amortization of unearned compensation	—	—	—	(5,783)	—	(5,783)
Share options exercised (500,000 May 31, 2002)	500,000	132,319	—	—	—	132,319
Issuance of ordinary shares (August 27, 2002)	14,142,700	5,009,132	—	—	—	5,009,132
Share issue costs	—	(15,777)	—	—	—	(15,777)
Share options exercised (6,958 September 24, 2002; 8,844 October 17, 2002 )	15,802	5,617	—	—	—	5,617
Issuance of ordinary shares for services (September 24, 2002)	766,488	216,824	—	—	—	216,824
Issuance of ordinary shares to employees (September 24, 2002)	50,000	14,416	—	—	—	14,416
Options issued to non-employee fully vested (50,000 June 26, 2002; 766,488 September 24, 2002; 16,665 October 17, 2002)	—	124,125	—	—	—	124,125

Balance—December 31, 2002	438,878,548	16,658,496	(11,903,628)	(156,440)	(898,175)	3,700,253

METAL STORM LIMITED

(a development stage enterprise)

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(U.S. DOLLARS)

	Number of Ordinary Shares	Amount	Accumulated Deficit	Accumulated Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Total
Balance—December 31, 2002	438,878,548	16,658,496	(11,903,628)	(156,440)	(898,175)	3,700,253
Other comprehensive income:
Translation adjustment	—	—	—	—	978,528	978,528
Net loss	—	—	(4,730,755)	—	—	(4,730,755)

Comprehensive loss						(3,752,227)

Unearned compensation	—	30,267	—	(30,267)	—	—
Amortization of unearned compensation	—	—	—	81,589	—	81,589
Issuance of ordinary shares to third parties (February 24, 2003)	59,472	15,635	—	—	—	15,635
Share options exercised (January 28, 2003)	1,008	387	—	—	—	387
Share options exercised (February 24, 2003)	475	185	—	—	—	185
Share options exercised (June 4, 2003)	125	54	—	—	—	54
Share options exercised (October 16, 2003)	455	204				204
Share options exercised (December 4, 2003)	250	120	—	—	—	120
Issuance of ordinary shares to employees (September 3, 2003)	50,000	16,440	—	—	—	16,440
Issuance of ordinary shares under the Share Purchase Plan (October 2003)	15,730,631	4,872,327	—	—	—	4,872,327
Share issue costs		(23,964)	—	—	—	(23,964)
Issuance of shares for purchase of ProCam Machine LLC (December 11, 2003)	3,913,033	1,416,374	—	—	—	1,416,374
Issuance of shares for settlement of promissory note as part of the purchase of ProCam Machine LLC (December 11, 2003)	1,184,713	407,999	—	—	—	407,999
Issuance of shares for services rendered as part of the purchase of ProCam Machine LLC (December 11, 2003)	427,180	153,000	—	—	—	153,000
Issuance of options in settlement of cash bonus payable (500,000 September 3, 2003; 118,000 November 19, 2003)	—	140,138	—	—	—	140,138
Issuance of options under employee share option plan – fully vested (5,000 on June 4, 2003 and 80,000 on September 3, 2003)		5,237	—	—	—	5,237

Balance—December 31, 2003	460,245,890	$23,692,899	$(16,634,383)	$(105,118)	$80,353	$7,033,751

The functional currency for the Company’s operations is Australian dollars (A$). The translation from Australian dollars into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at balance sheet date and for revenue and expense accounts using the average exchange rate during the period. The gains or losses resulting from such translation are included in other comprehensive income (loss).

See accompanying notes to financial statements

METAL STORM LIMITED

(a development stage enterprise)

STATEMENTS OF CASH FLOWS

(U.S. DOLLARS)

	For the years ending December 31,			For the Period from April 13, 1994 (inception) to December 31, 2003
	2003	2002	2001
Operating Activities
Net loss	$(4,730,755)	$(5,379,593)	$(2,650,354)	$(16,634,383)
Depreciation and amortization	56,000	53,982	29,578	182,224
Stock based compensation—employee	86,826	8,633	207,804	320,900
Shares issued to employee under terms of employment contract	16,440	—	—	16,440
Stock based compensation—non-employees	15,635	340,949	371,836	728,420
Foreign exchange loss	(22,750)	72,898	29,048	79,196
Net change in operating assets and liabilities:
(Increase) decrease in assets:
Grant receivable and other current assets	40,252	171,810	(112,630)	12,807
Prepaid expenses	26,931	(185,402)	(33,801)	(233,145)
Inventory	85,813	—	—	85,813
Increase (decrease) in liabilities:
Accounts payables	(42,583)	734,545	32,073	953,113
Options issued to employees as settlement of bonus	140,138	—	—	140,138
Accruals for employee entitlements	29,159	179,374	11,273	172,378
Accruals for employee entitlements, non-current	(12,998)	13,594	21,519	31,699

Net cash used in operating activities	(4,311,892)	(3,989,210)	(2,093,654)	(14,144,400)

Investing activities
Purchase of controlled entity	(144,110)	—	—	(144,110)
Payment for property and equipment	(66,174)	(15,111)	(115,472)	(283,160)

Net cash used in investing activities	(210,284)	(15,111)	(115,472)	(427,270)

Financing Activities
Proceeds from share options exercised	950	137,936	1,400	144,600
Proceeds from share issue	4,872,327	5,009,132	1,553,770	20,607,994
Share issue costs	(23,964)	(15,777)	—	(813,591)
Repayment of borrowings	(37,161)	—	—	(37,161)

Net cash provided by financing activities	4,812,152	5,131,291	1,555,170	19,901,842

Effect of exchange rate changes on cash	1,217,643	284,883	(400,522)	719,077
Net increase (decrease) in cash and cash equivalents	1,507,619	1,411,853	(1,054,478)	6,049,249
Cash and cash equivalents, beginning of year	4,541,630	3,129,777	4,184,255	—

Cash and cash equivalents, end of year	$6,049,249	$4,541,630	$3,129,777	$6,049,249

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$12,639	$901	$48	$18,013

See accompanying notes to financial statements

METAL STORM LIMITED

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS

(U.S. DOLLARS)

1. Summary of Significant Accounting Policies

Organization and Nature of Operations

Metal Storm Limited was incorporated in Queensland, Australia on April 13, 1994 and listed on the Australian Stock Exchange on July 8, 1999. On March 14, 2001, Metal Storm Limited formed a wholly-owned U.S. subsidiary, Metal Storm, Inc., incorporated in the state of Virginia and on December 11, 2003, Metal Storm acquired 100% of ProCam Machine LLC, a US company based in Seatlle, Washington, (collectively referred to as “Metal Storm” or the “Company”).

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

ProCam Machine LLC Metal Storm’s newly acquired US subsidiary specializes in the manufacture and sale of precision engineered parts to the defense, electronics, aircraft and space propulsion industries.

Principles of Consolidation

The financial statements include the accounts of Metal Storm Limited and its wholly-owned subsidiaries, Metal Storm Inc, and ProCam Machine LLC. All inter-company balances and transactions have been eliminated on consolidation.

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

The Company will continue to review the need to seek additional funding through public and private financing and/or through collaboration or other arrangements with corporate partners. The Company cannot be certain that they will be able to raise any required funding or capital, on favorable terms or at all, or that they will be able to establish corporate collaborations on acceptable terms, if at all. If the Company is unable to obtain such additional funding or capital, they may be required to reduce the scope of their development plans.

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

METAL STORM LIMITED

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS – continued

(U.S. DOLLARS)

Revenue Recognition

A sale is recorded when goods have been delivered to and accepted by the customer pursuant to a fixed price sales order, collectibility of the selling price is reasonably assured and the associated risks have passed to the customer.

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

Interest income is recognized as earned and when collectibility is assured.

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

Foreign Currency Transactions

The Australian dollar is the functional currency for the parent entity, Metal Storm Limited. The functional currency of the Company’s subsidiaries is the U.S. dollar. Balance sheet amounts denominated in Australian dollars have been translated into U.S. dollars using the year end rate of exchange. Operating results denominated in Australian dollars have been translated into U.S. dollars using the average rate of exchange. Capital accounts are translated at historical exchange rates. Gains or losses resulting from such translation are included as a component of stockholders’ equity. Commitments, contingencies and option exercise prices detailed in the notes have been translated into U.S. currency at the rate of exchange at December 31, 2003 of A$1.00 = $0.748.

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

Classes of property and equipment and related useful lives are as follows:

Asset	Estimated Useful Life Years
Machinery and equipment	2-6
Machinery and equipment under capital leases	2-6

METAL STORM LIMITED

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS – continued

(U.S. DOLLARS)

Inventory

Inventory is stated at the lower of cost or market. Costs are assigned to individual items of inventory mainly on the basis of average costs, which approximates the first-in, first-out (“FIFO”) costing method.

Allowance For Doubtful Accounts

The Company determines the allowance for doubtful accounts based on the evaluation of the aging of their trade receivable portfolio and an in-depth analysis of high-risk customers. Recorded reserves contemplate historical loss rate on receivables, specific customer situations, and the economic environments in which the Company operates.

Goodwill

In accordance with SFAS No. 142, Accounting for Goodwill and Intangible Assets, no amortization was recorded for goodwill. SFAS No. 142 requires that goodwill be assessed annually for impairment. The Company completed the annual impairment test for 2003 and no impairment was determined. Future impairment tests will be performed annually.

Stock-Based Compensation

The Company has elected to account for its stock option plan in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations (“APB 25”) and adopt the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). Under APB 25, the Company recognizes compensation expense for stock option grants to the extent that the fair value of the stock exceeds the exercise price of the option at the measurement date. Unearned compensation expense is charged against operations ratably over the vesting period of the options. For disclosure purposes under SFAS 123, stock options are valued at the measurement date using the Black-Scholes option valuation model and compensation costs are recognized ratably over the vesting period.

Options granted to consultants and other non-employees are accounted for in accordance with Emerging Issues Task Force Consensus No. 96-18, Accounting for Equity Investments That Are Issued to Other Than Employees for Acquiring, or In Conjunction with Selling, Goods or Services, and valued using the Black-Scholes option valuation model.

The Company’s pro forma information is as follows:

	2003	2002	2001
Net loss as reported	$(4,730,755)	$(5,379,593)	$(2,650,354)

Basic and diluted net loss per ordinary share as reported	$(0.011)	$(0.013)	$(0.006)

Employee stock based compensation, net of taxes, as calculated under APB 25 included in net loss as reported	$103,266	$8,633	$207,804

Employee stock based compensation, net of taxes, as calculated under FAS 123	$(229,170)	$(145,691)	$(596,737)

Pro forma net loss	$(4,856,659)	$(5,516,651)	$(3,039,287)

Pro forma basic and diluted net loss per ordinary share	$(0.011)	$(0.013)	$(0.007)

Refer to Note 14 for further details regarding the Company’s stock option plans.

Net Loss Per Share

Basic and diluted net loss per share has been calculated by dividing net loss by the weighted average ordinary shares outstanding during the periods.

Stock options have not been included in the computation of net loss per share in the periods presented, as their effect is anti-dilutive. For additional disclosures regarding stock options see Note 14.

METAL STORM LIMITED

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS – continued

(U.S. DOLLARS)

Accounting Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported results of operations during the reporting period. Actual results could differ from those estimates. Accounting estimates have been applied to calculate accruals for employee entitlements.

Income Taxes

Income taxes have been provided using the liability method of accounting in accordance with Statement of Financial Accounting Standards No 109 (SFAS 109) “Accounting for Income Taxes”.

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

Impairment

Pursuant to guidance established in SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets the Company evaluates the recoverability of its long lived assets when events and circumstances warrant such a review or at least annually. An impairment review is based on an undiscounted cash flow analysis. Impairment occurs if the carrying value exceeds the future undiscounted cash flows from related operations. If impairment is deemed to exist, the asset will be written down to fair value, generally determined based on projected discounted cash flows. Management also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Financial Instruments

The fair values of financial instruments, including cash and cash equivalents, accounts receivable, investments, and accounts payable, approximate their carrying value due to their short term nature. Refer to Note 16 for further details.

Reclassifications

Certain reclassifications have been made to prior periods to conform to the current period presentation.

Rabbi Trust

On September 1, 2003, in order for the Company to meet the requirements of the Small Business Innovation Research Program (SBIR), a U.S. Government program that funds research and development activities aimed at the defence industry, the Company divested 51% of its interest in Metal Storm Inc. to a trust established to hold shares of common stock for the benefit of U.S. citizens identified by the Board and pursuant to a compensation plan to be adopted within one year. The trust qualifies as a “rabbi trust” for U.S. legal and tax purposes and per guidance in EITF 97-14 “Accounting for Deferred Compensation Agreements Where Amounts Are Held in a Rabbi Trust and Invested” should be consolidated with the financial statements of the employer, being Metal Storm Inc. At December 31, 2003 no shares or options were issued by the the trust.

METAL STORM LIMITED

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS – continued

(U.S. DOLLARS)

New Accounting Standards

FIN 46

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities an Interpretation of ARB No. 51,” which addresses consolidation by business enterprises of variable interest entities that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) the equity investors lack an essential characteristic of a controlling financial interest. The provisions of FIN 46 must be immediately applied for variable interest entities created after January 31, 2003. For variable interests in entities commonly referred to as “special purpose entities”, implementation of this statement is required by January 1, 2004. And for all other variable interest entities, implementation is required by December 31, 2004. Currently, the Company does not have any variable interest entities and the Company does not expect the adoption of FIN 46 will have a material impact on the Company’s results of operations or financial condition.

2. Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, cash equivalents and accounts receivable. The Company invests cash and cash equivalents, which are not required for immediate operating needs with various high credit quality financial institutions located in Australia. Concentrations of credit risk with respect to accounts receivable are limited due to the number and quality of entities comprising the Group’s customer base. The Company performs credit evaluations of its customers’ financial conditions and does not require collateral for accounts receivable. The provision for doubtful accounts the Company maintains is based upon the expected collectibility of all accounts receivable based on a review of the Company’s history of collection.

Included in accounts receivable is $211,880, receivable from three customers representing 47% of the receivable balance. Sales to each of these customers exceed 10% of the Companies total sales. Refer to Note 15 for further details.

3. Acquisition of Controlled Entity

On 11 December 2003, effective from 1 December 2003, Metal Storm Limited acquired 100% of the outstanding common stock of ProCam Machine LLC (ProCam), a company based in Seattle, Washington, US. The results of ProCam’s operations have been included in the consolidated financial statements since that date. ProCam specialize in the manufacturing of defense products, which will provide the Company with an established business in the U.S. defense and aerospace sector as well as the ability to produce Metal Storm prototype weapon systems for demonstration in the U.S.

The aggregate purchase price for the acquisition of ProCam was 5,524,926 shares of Metal Storm Limited and $189,739 cash comprising of: 3,913,033 shares for the acquisition, 1,184,713 shares for settlement of a promissory note, and 427,180 shares and $189,739 cash as payment for direct costs related to the acquisition. The fair value of the shares was calculated based on the average market price of the securities two days before and two days after the terms of the acquisition were agreed and announced, giving a total purchase price of $2,167,112.

METAL STORM LIMITED

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS – continued

(U.S. DOLLARS)

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition.

Cash	$45,629
Receivables	442,707
Inventories	242,004
Prepayments & deposits	50,998
Property, plant and equipment (net)	2,413,352
Intangibles	147,000
Goodwill	1,553,830

Total assets acquired	4,895,520

Payables	(249,424)
Interest bearing liabilities (current)	(955,460)
Interest bearing liabilities (long term)	(1,237,890)
Provisions	(77,248)
Other accruals	(208,386)

Total liabilities assumed	(2,728,408)

Net assets acquired	$2,167,112

Identifiable intangibles consist of non-compete agreements having a fair value of $147,000 with a remaining life of three years. This intangible was assigned to the manufacturing segment. The goodwill balance was assigned to the manufacturing segment.

The following unaudited pro forma financial information summarizes our consolidated results of operations as if the ProCam acquisition had occurred on the first day of the fiscal year 2003 and 2002.

	December 31,
Pro-forma financial information (unaudited)	2003	2002
	$	$
Net revenues	4,294,853	1,252,195
Loss before income taxes	(5,096,327)	(5,411,249)
Net loss	(5,096,327)	(5,411,249)
Earnings per share
Basic and Diluted	(0.012)	(0.013)

4. Cash

	December 31,
	2003	2002
Cash at bank	$484,412	$1,187,267
Cash on deposit at floating rate	5,564,837	3,354,363

	$6,049,249	$4,541,630

Deposits or withdrawals from cash on deposit may be made at any time without prior notice or penalty.

METAL STORM LIMITED

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS – continued

(U.S. DOLLARS)

5. Inventory

	December 31,
	2003	2002
Inventory consists of the following:
Raw materials and supplies at cost	$38,202	$—
Work in progress at cost	111,723	—

	$149,925	$—

6. Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31,
	2003	2002
Property, plant and equipment	$1,032,827	$209,523
Accumulated depreciation and amortization	(208,271)	(123,725)

Property, plant and equipment, net	$824,556	$85,798

Plant and equipment under capital leases	$1,733,769	$—
Accumulated depreciation and amortization	(15,903)	—

Plant and equipment under capital leases, net	$1,717,866	$—

Total property, plant and equipment, net	$2,542,422	$85,798

Depreciation expense relating to property, plant and equipment amounted to $52,667, $53,982 and $29,578 for the years ended 2003, 2002 and 2001 respectively.

7. Intangibles

Intangibles consists of the following:

	December 31,
	2003	2002
Non-compete agreements - gross	$147,000	—
Less accumulated amortization	(3,333)	—

Non-compete agreements - net	$143,667	—

Goodwill - gross	$1,553,830	—

Total intangible assets - net	$1,697,497	$—

For further information with regard to the acquisition of the non-compete agreements and goodwill refer to Note 3. The amortization period for the non-compete intangible is three years. The amortization expense of amortizable intangible assets for the fiscal year ended 31 December 2003 was $3,333.

METAL STORM LIMITED

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS – continued

(U.S. DOLLARS)

8. Income Taxes

At December 31, 2003 the Company has net operating loss carryforward of approximately $14,146,755 which are indefinite as to use under Australian tax law, and $2,290,102 which are available to use in the United States from 2002 through to 2023.

The Company has not yet assessed the impact of the reorganization of ownership in its US subsidiary, Metal Storm, Inc. on the ability of the Company to utilize net operating losses.

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 2003, 2002 and December 2001 are presented below:

	Year Ended December 31,
Deferred tax assets	2003	2002	2001
Amortization	1,000	—	—
Employee entitlements	111,129	79,866	25,068
Other	7,386	—	—
Loss carryforward	4,931,057	3,153,900	1,650,848

Net deferred tax assets	5,050,572	3,233,766	1,675,916
Valuation allowance	(5,050,572)	(3,233,766)	(1,675,916)

	—	—	—

The Company’s deferred income tax balance and the difference between income tax computed at the Australian statutory rate and income tax expense is primarily the result of tax losses carried forward. The change in the valuation allowance and the corresponding change in the deferred tax asset amounted to $1,816,806, $1,557,850 and $574,247 for the years ended December 31, 2003, December 31, 2002 and 2001 respectively.

In assessing the realizability of deferred tax assets, management considers whether it is more likely that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generating of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible. At this time, management has concluded that it is not likely that the Company will realize the benefits of these deductible differences, as there can be no assurance that the Company will generate the necessary taxable income in any future periods.

METAL STORM LIMITED

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS – continued

(U.S. DOLLARS)

The reconciliation of income tax computed at the Australian statutory rate to income tax expense is as follows:

	Year Ended December 31,
	2003	2002	2001
Tax at Australian statutory tax rate	(30.00)%	(30.00)%	(30.00)%
Effect of difference between the Australian tax rate and the U.S. tax rate	(0.98%)	(0.78)%	(0.20)%
Non deductible items	2.35%	2.06%	(0.53)%
Change in valuation allowance	28.63%	28.72%	30.73%

	—%	—%	—%

For financial reporting purposes, loss before income taxes includes the following components:

	Year Ended December 31,
	2003	2002	2001
Pre tax (loss):
Domestic operations (Australia)	$(3,377,749)	$(4,325,460)	$(2,519,749)
Foreign operations (United States)	$(1,353,006)	$(1,054,133)	$(130,605)

9. Capital leases

The Company leases plant and equipment under capital leases expiring in various dates through to 2021. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the assets. The assets are amortized over the lesser of their related lease terms or their estimated productive lives. Amortization of assets under capital leases is included in depreciation expense.

Following is a summary of plant and equipment held under capital leases as of December 31, 2003. No comparative data has been shown as there were no capital leases prior to 2003.

2003
Plant and equipment	$1,733,769
Less: accumulated depreciation	(15,903)

Total	$1,717,866

At December 31, 2003 minimum future lease payments under capital leases for each year through 2008 and thereafter is as follows:

2004	$570,869
2005	561,874
2006	324,346
2007	114,297
2008	67,798
Thereafter	264,065

Total minimum lease payments	1,903,249
Less: amount representing interest	(293,063)

Present value of net minimum lease payments	$1,610,186

Obligations under capital leases
Current liability	$453,522
Non-current liability	1,156,664

Total obligations under capital leases	$1,610,186

METAL STORM LIMITED

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS – continued

(U.S. DOLLARS)

10. Borrowings

Borrowings consists of the following:

	December 31,
	2003	2002
Current
Bank loan	$432,637	$—

Terms and conditions of borrowings

Current

Bank loan: The bank loan was assumed on the acquisition of ProCam and represents a line of credit with an interest rate of PRIME of 4.0% plus 1.5% that expired in February 2004, the weighted average interest rate was 5.5%. At December 31, 2003 there was an available balance of $17,365. On January 27, 2004 a new line of credit was established which will mature on January 27, 2006, with an interest rate of 4.6% and interest earned on deposits at 2.5%.

11. Related Parties

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

The relationship deed expires on the later of two years after the date of the issuance of the Company’s securities in Australia under its May 1999 prospectus or Charter Pacific Corporation’s shareholding in the Company is reduced to 5% of the Company’s issued capital. This relationship deed expired 25 May 2001.

During 2003, legal services totaling $nil (2002: $120,996; 2001: $130,080) were performed by McCullough Robertson Lawyers of which Mr. J.B.L. Heading, a former director (resigned March 26, 2003), is a partner. At December 31, 2003, $nil was outstanding and payable (2002: $9,921; 2001: $16,111). The amounts owing were repaid in full under the Company’s normal trading terms of credit.

During 2003, accounting and consulting services totaling $3,993 (2002: $29,449; 2001: $66,719) were performed by BDO Kendalls, of which Mr. T.J. O’Dwyer, a director, is a partner. At December 31, 2003 $nil was outstanding and payable (2002: $1,533; 2001: $nil). The amounts owing were repaid in full under the Company’s normal trading terms of credit.

During 2003, consultancy fees were paid to General W.A. Downing (US Army retired), a director, totaling $nil (2002: $nil; 2001: $63,340) pursuant to a consultancy agreement with the Company. At December 31, 2003, $nil was outstanding and payable (2002: $nil; 2001: $2,166). The amounts owing were non-interest bearing and were repaid in full generally under 30 day terms.

During 2003, consultancy fees were paid to Admiral W.A. Owens (US Navy retired), a director, totaling $24,147 (2002: $82,903; 2001: $81,105) pursuant to a consultancy agreement with the Company. At December 31, 2003, $nil was outstanding and payable (2002: $20,032; 2001: $19,931). The amounts owing were non-interest bearing and were repaid in full generally under 30 day terms.

METAL STORM LIMITED

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS – continued

(U.S. DOLLARS)

During 2003, consultancy services totaling $24,586 (2002: $63,472; 2001: $23,090) were performed by Clarity Business Consulting, of which Mr. P.L.G. Pursey, a former director of the Company (resigned March 26, 2003), is a director and shareholder. At December 31, 2003, $nil was outstanding and payable (2002: $7,806; 2001: $3,093). The amounts owing were non-interest bearing and were repaid in full generally under 30 day terms.

In addition, directors’ fees were payable to the following directors at December 31, 2003 and 2002:

	December 31,
	2003	2002
Admiral W.A. Owens	$48,620	$10,411
Mr. J.M. O’Dwyer	33,660	7,341
General W.A. Downing	33,660	—
Lieutenant General D.W. Christman	33,660	6,006
Dr. D.L. Alspach	11,220	—
Mr. P.L.G. Pursey	—	7,341
Mr. K.J. Dart	—	7,341
Mr. T.J. O’Dwyer	—	7,977

	$160,820	$46,417

12. Commitments and Contingencies

Operating Leases

The operating lease commitments primarily consist of the rental of office premises.

The Company is obligated under various operating leases for office premises and other equipment for periods expiring through 2007.

Future payments under non-cancelable operating lease arrangements at December 31, 2003 are as follows:

Years ending December 31
2004	$303,154
2005	305,450
2006	307,747
2007	115,598

Total minimum rental commitments	$1,031,949

13. Stockholders’ Equity

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

METAL STORM LIMITED

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS – continued

(U.S. DOLLARS)

On June 28, 2001 5,000 employee options were exercised at an exercise price of $0.28 per option.

On May 31, 2002 500,000 executive options were exercised at an exercise price of A$0.48 (approximately $0.26) per option.

On June 26, 2002 the Company issued 50,000 options as payment for consultancy services provided by an unrelated party. The payment of these services and of the options issued have been recorded in the financial statements at the fair value of the options as of June 26, 2002, the date at which the options were issued and the services were completed. The fair value of $13,508 was calculated by using the Black Scholes valuation model.

On August 27, 2002 the Company issued 14,142,700 ordinary shares in the Company and received proceeds of $5,009,132. Costs incurred relating to the issue totaled $15,777.

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

On September 24, 2002, 6,958 listed options were exercised at an exercise price of A$0.65 (approximately $0.35) per option.

On October 17, 2002, 8,844 listed options were exercised at an exercise price of A$0.65 (approximately $0.36) per option. (Listed options have a fixed exercise price of A$0.65. Exercised options were translated at the rate of exchange on the date of conversion being $0.5385 and $0.5538 respectively for the above transactions.)

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

On January 28, 2003, 1,008 listed options were exercised at an exercise price of A$0.65 (approximately $0.38) per option. The Company also issued 59,472 ordinary shares in the Company at market value as payment for consultancy services provided by an unrelated party. The payment of these services and the ordinary shares have been recorded in the financial statements at the fair value of the ordinary shares as of January 28, 2003. The fair value of $15,635 was calculated by using the market value of the shares on the date of issue.

On February 24, 2003, 475 listed options were exercised at an exercise price of A$0.65 (approximately $0.40) per option. On June 4, 2003, 125 listed options were exercised at an exercise price of A$0.65 (approximately $0.43) per option. On October 16, 2003, 455 listed options were exercised at an exercise price of A$0.65 (approximately $0.45) per option.

On December 4, 2003, 250 listed options were exercised at an exercise price of A$0.65 (approximately $0.48) per option.

METAL STORM LIMITED

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS – continued

(U.S. DOLLARS)

On September 3, 2003 the Company issued 50,000 ordinary shares in the Company at market value to an employee under the terms of the employment contract. The employee related expense and the ordinary shares issued have been recorded in the financial statements at the fair value of the ordinary shares as of September 3, 2003. The fair value of $16,440 was calculated by using the market value of the shares on the date of issue.

In October 2003 the Company raised an additional A$7,078,784 (approximately $5 million) in working capital through a Share Purchase Plan to those shareholders of record on October 3, 2003. This offer was only available to those shareholders resident of Australia and New Zealand. The placement comprised the issue of 15,730,631 ordinary shares at A$0.45 ($0.31) per share. The total capital raising costs attributable to this placement was A$34,816 ($23,964).

On December 11, 2003 the Company issued 5,524,926 shares of Metal Storm Limited for the purchase of ProCam Machine LLC comprising of 3,913,033 shares for the acquisition, 1,184,713 shares for settlement of a promissory note, and 427,180 shares as payment for direct costs related to the acquisition. The fair value of the shares was calculated based on the average market price of the securities two days before and two days after the terms of the acquisition were agreed and announced. The fair value of shares issued was $1,977,373. For further details refer to Note 3.

14. Stock Options

Unlisted Options

a) Options pursuant to the Executive and Employee Share Option Plan:

Information with respect to the number of options granted under the executive and employee share option plan are as follows:

	Number of options outstanding	Weighted average exercise price (i)		Number of options exercisable	Weighted average exercise price (i)
Options outstanding, December 31, 2000	—		—	—		—
- granted	575,000	A$	1.16
- forfeited	—		—
- expired	—		—
- exercised	—		—

Options outstanding, December 31, 2001	575,000	A$	1.16	575,000	A$	1.16
- granted	—		—
- forfeited	—		—
- expired	—		—
- exercised	—		—

Options outstanding, December 31, 2002	575,000	A$	1.16	575,000	A$	1.16
- granted	85,000	A$	0.40
- forfeited	—		—
- expired	—		—
- exercised	—		—

Options outstanding, December 31, 2003	660,000	A$	1.06	635,000	A$	0.94

Shares reserved for future issuance as at December 31, 2003	660,000

(i)	Options were issued in Australian dollars (the functional currency for the Company).

There were a total of 85,000 options granted during 2003 (2002: nil, 2001:575,000). The equivalent market price per share at grant date for options granted during 2003 was A$0.43-A$0.49 (2001: A$1.35).

METAL STORM LIMITED

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS – continued

(U.S. DOLLARS)

On June 4, 2003 the Company issued 5,000 options in accordance with the employee share options plan. On issuance of these options, the Company expensed $139.

On September 3, 2003 the Company issued 80,000 options in accordance with the employee share options plan. On issuance of these options, the Company expensed $5,098.

The following table summarises information about options issued under the Employee and Executive Option Plan outstanding at December 31, 2003:

Exercise price (i)	Options	Outstanding			Exercisable
		Weighted average remaining contractual life	Weighted average exercise price		Number of options	Weighted average exercise price
A$1.16	575,000	0.5 year	A$	1.16	575,000	A$	1.16
A$0.39	5,000	0.4 years	A$	0.39	5,000	A$	0.39
A$0.40	25,000	1.6 years	A$	0.40	—	A$	0.40
A$0.40	55,000	1.6 years	A$	0.40	55,000	A$	0.40

Total	660,000				635,000

(i)	Options were issued in Australian dollars (the functional currency for the Company).

METAL STORM LIMITED

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS – continued

(U.S. DOLLARS)

(b) Options not pursuant to the Employee and Executive Option Plan

Information with respect to Options issued not pursuant the Executive and Employee Option Plan detailed above, however in line with the powers contained in the Company’s constitution, is as follows:

	Number of options outstanding	Weighted average exercise price (i)		Number of options exercisable	Weighted average exercise price (i)
Options outstanding, December 31, 2000	1,375,000	A$	0.50	1,375,000	A$	0.50
- granted	5,600,000	A$	0.16
- forfeited	—		—
- expired	—		—
- exercised	(5,000)		—

Options outstanding, December 31, 2001	6,970,000	A$	0.23	1,970,000	A$	0.77
- granted	129,165	A$	1.09
- forfeited	—		—
- expired	—		—
- exercised	(500,000)	A$	0.48

Options outstanding, December 31, 2002	6,599,165	A$	0.22	1,599,165	A$	0.89
- granted	793,000	A$	0.53
- forfeited	(870,000)	A$	0.51
- expired	—		—
- exercised	—		—

Options outstanding, December 31, 2003	6,522,165	A$	0.21	1,522,165	A$	0.98

Shares reserved for future issuance as at December 31, 2003	6,522,165

(i)	Options were issued in Australian dollars (the functional currency for the Company).

There were 793,000 options granted during 2003 (2002: 129,165, 2001:5,600,000). The equivalent market price per share at grant date for options granted during 2003 was A$0.43-A$0.49 (2002: A$0.55-A$0.99; 2001: A$1.34-A$1.54).

On September 3, 2003 the Company issued 500,000 options to an employee in lieu of cash bonuses payable under an employment contract. The employee related expense and options issued have been recorded in the financial statements at the intrinsic value being the value of the cash bonus payable. The value of $101,775 was offset against the accrued bonus liability recorded at December 31, 2002.

On November 19, 2003 the Company issued 118,000 options to an employee in lieu of cash bonuses payable under an employment contract. The employee related expense and options issued have been recorded in the financial statements at the intrinsic value being the value of the cash bonus payable. The value of $38,363 was offset against the accrued bonus liability recorded at December 31, 2002.

The remaining 175,000 options were granted during the year to employees in accordance with their employment contracts. No amount was expensed to record the issuance of these options as these options were out of the money.

METAL STORM LIMITED

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS – continued

(U.S. DOLLARS)

The following table summarises information about options not granted under the Executive and Employee Option Plan outstanding at December 31, 2003:

Exercise price (i)	Options	Outstanding			Exercisable
		Weighted average remaining contractual life	Weighted average exercise price		Number of options	Weighted average exercise price
16,665	16,665	0.8 years	A$	0.57	16,665	A$	0.57
300,000	300,000	0.96 years	A$	1.15	300,000	A$	1.15
300,000	300,000	0.96 years	A$	1.64	300,000	A$	1.64
31,250	31,250	1.25 years	A$	1.16	31,250	A$	1.16
50,000	50,000	1.5 years	A$	1.16	50,000	A$	1.16
31,250	31,250	1.75 years	A$	1.16	31,250	A$	1.16
62,500	62,500	1.42 years	A$	1.16	62,500	A$	1.16
31,250	31,250	2.75 years	A$	1.16	31,250	A$	1.16
500,000	500,000	2.75 years	A$	0.40	500,000	A$	0.40
31,250	31,250	2.83 years	A$	1.16	31,250	A$	1.16
12,500	12,500	2.83 years	A$	0.56	12,500	A$	0.56
118,000	118,000	2.92 years	A$	0.40	118,000	A$	0.40
25,000	25,000	2.92 years	A$	0.56	25,000	A$	0.56
12,500	12,500	2.92 years	A$	0.56	12,500	A$	0.56
	5,000,000		A$	0.01			Exercisable from the date of grant based on share price levels being achieved

Total	6,522,165				1,522,165

(i)	Options were issued in Australian dollars (the functional currency for the Company).
(ii)	The options are exercisable for a period of 10 years from the date of grant based on share price levels of the Company’s shares being achieved and maintained for a period of 30 days, as follows:

Share Price Level USD	Options Exercisable
$1.00	1,000,000
$2.00	2,000,000
$4.00	1,000,000
$5.00	1,000,000

METAL STORM LIMITED

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS – continued

(U.S. DOLLARS)

In 2002, the directors extended the period in which the $1.00 share price level is probable to be reached, from two years (2001) to four years from date of grant (July 2001). The value of these options at December 31, 2003 was $280,571 (2002: $250,304; 2001: $746,237). Compensation expense of $81,589 was recorded in 2003 bringing the cumulative compensation expense to $175,453 (2002: 93,864). Compensation expense of $99,647 was recorded in 2001 in connection with the grant of these options based on the fair value of the per share price of the Company’s common stock at December 31, 2001 and an amortization period of two years. Due to the probable life being extended to 4 years, previously recognized expense in the amount of $5,783 was reversed in 2002.

The weighted average grant date fair value of options granted during the year, by range of exercise prices is as follows:

Range of Exercise prices	Number of Options	Weighted average exercise price		Weighted average fair value
Year ended December 31, 2003:
Exercise price equal to market on grant date	—		—		—
Exercise price less than market on grant date	703,000	A$	0.30	A$	0.37
Exercise price greater than market on grant date	175,000	A$	0.74	A$	0.34

Year ended December 31, 2002:
Exercise price equal to market on grant date	—		—		—
Exercise price less than market on grant date	—		—		—
Exercise price greater than market on grant date	129,165	A$	1.08	A$	0.75

Year ended December 31, 2001:
Exercise price equal to market on grant date	—		—		—
Exercise price less than market on grant date	5,875,000	A$	0.18	A$	1.36
Exercise price greater than market on grant date	300,000	A$	1.64	A$	1.54

Given the wide range of exercise prices, the following table provides additional information on all options outstanding at December 31, 2003 by ranges of exercise prices.

Range of Exercise Prices	Number of Options	Weighted average exercise price(i)		Weighted average remaining contractual life value (years)
A$0.01—A$0.10	5,000,000	A$	0.01	7.5
A$0.40—A$0.57	769,665	A$	0.41	2.7
A$1.15—A$1.64	1,412,500	A$	1.26	1.0

(i)	Options were issued in Australian dollars (the functional currency for the Company).

Compensation cost for stock options granted to non-employees is measured as the fair market value of stock options as calculated using an option pricing model, and is expensed over the period in which the options vest. Nil options issued in 2003 (2002: 66,665; 2001: 600,000) to non-employees as payment for consulting services rendered were valued at nil (2002: $14,972; 2001: $303,159) using the Black-Scholes option valuation model. These options were fully expensed in the year they were granted.

METAL STORM LIMITED

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS – continued

(U.S. DOLLARS)

The fair value of options granted in 2003, 2002 and 2001 were estimated at the date of grant using the Black Scholes method, assuming no dividends, an expected life in 2003 of 1.75 and 4 years (2002: 2 years; 2001: between 2 and 8 years), volatility in 2003 of between 42.7%% and 79.2% (2002: between 84.5% and 124%; 2001: 103.4%) and a risk free rate of between 4.39% and 5.39% in 2003 (2002: between 4.46% and 5.53%; 2001: between 4.17% and 6.35%). The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Listed Options

During the year ended December 31, 2003 the Company issued nil options (2002: 36,811,761) that were listed on the Australian Stock Exchange as follows:

	December 31, 2003	December 31, 2002
Balance at beginning of year	36,795,959	—
- placement under a private equity raising	—	14,142,700
- rights issue (1 bonus option per 20 ordinary shares held)	—	21,902,573
- issued as partial payment for consultancy services	—	766,488	(i)
- exercised	(2,313)	(15,802)

Balance at end of year	36,793,646	36,795,959

Shares reserved for future issuance as at December 31, 2003	36,793,646

(i)	The 766,488 listed options issued as partial payment for consultancy services were valued at the market value of the listed options on date of grant and were fully expensed in the year ended December 31, 2002.

All listed options are fully vested and are exercisable at any time. All listed options have a fixed exercise price of A$0.65 (approximately $0.49). Each listed option is exercisable to one ordinary share at any time on or before September 6, 2004. The weighted average contractual life is 8.2 months, and the weighted average exercise price is A$0.65 (approximately $0.49).

During the year ended December 31, 2003, 2,313 (2002: 15,802) listed options were exercised. As a result at December 31, 2003 there remains 36,793,646 (2002: 36,795,959) unexercised listed options.

Summary of total shares reserved for future issuance as at December 31, 2003:

Unlisted options – issued under the Executive and Employee Option Plan	660,000
Unlisted options – not issued under the Executive and Employee Option Plan	6,522,165
Listed options	36,793,646

43,975,811

METAL STORM LIMITED

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS – continued

(U.S. DOLLARS)

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

15. Segment Disclosures

Following the acquisition of ProCam, the Company is organized based on the products and services that it offers. Under this organizational structure, there are two reportable segments: (i) research and development and (ii) manufacturing. The research and development segment derives its revenues from funding received to assist with the development of its ballistics technology for markets in Australia and the United States. The manufacturing segment derives revenue from the sale of precision-machined parts for the defense, electronics, aircraft and space propulsion industries based in the United States. As stated, Metal Storm Limited sees itself as predominately a research and development company with its primary focus on the development of its ballistics technology for markets in Australia and the United States

The Company views certain expenses, particularly some general and administration costs, as not belonging to any one reportable segment. As a result, the Company has aggregated these items into an “Unallocated expenses” non-segment line, as permitted by Statement of Financial Accounting Standards No. 131 “Disclosures about Segments of an Enterprise and Related Information.” All transactions between segments were incurred at market value.

METAL STORM LIMITED

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS – continued

(U.S. DOLLARS)

	R&D 2003	Manufacturing 2003	Eliminations	Consolidated 2003
	$	$		$
Sales to customers outside the economic entity	—	235,293		235,293
Interest revenue	221,736	—		221,736
Grant revenue	227,439	—		227,439

Total revenue	449,175	235,293		684,468

Interest expense	1,073	11,566		12,639

Segment result	(4,350,042)	(186,560)		(4,536,602)

Unallocated expenses				(194,153)

Consolidated operating loss from ordinary activities before income tax expense				(4,730,755)

Assets
Segment assets	8,520,609	4,722,228	(1,886,389)

Total assets				11,356,448

Liabilities
Segment liabilities	1,619,353	3,153,344	(450,000)

Total liabilities				4,322,697

Acquisition of property, plant and equipment, intangibles, goodwill and other non-current assets	62,720	4,195,183		4,257,903
Depreciation	33,575	19,092		52,667
Amortization	—	3,333		3,333
Non-cash expenses other than depreciation, issue of options, shares in lieu of cash payments	118,901	—		118,901

In the manufacturing business segment, sales to individual customers exceed 10% of total sales for three different customers. The amount of sales to these customers equals $89,399, $44,429 and $40,642 respectively. The three customers are: Aerojet – General Corporation, General Dynamics AES and General Dynamics OTS. The loss of these three customers would not have had a material effect on the 31 December 2003 operations. In 2004 the Company is focused expanding its customer base and as such is not expecting to be as reliant on these customers.

Geographic information

	Revenues (1) 2003	Long-lived assets 2003
	$	$
Australia	—	1,667,702
United States	235,293	2,572,217

Total	235,293	4,239,919

(1)	Revenues to external customers are attributed to countries based on the location of the customer.

METAL STORM LIMITED

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS – continued

(U.S. DOLLARS)

In 2002 and 2001, prior to the acquisition of ProCam, the Company was organized based on the geographical areas in which it operated, being Australia and North America. For this reason, no business segment information has been disclosed for these years.

	Australia 2002	North America 2002	Eliminations	Consolidated 2002
	$	$		$
Sales to customers outside the economic entity	—	—		—
Interest revenue	99,555	2,338		101,893
Grant revenue	5,172	7,201		12,373
Other revenue	384	—		384

Total revenue	105,111	9,539		114,650

Interest expense	396	505		901

Segment result	(4,154,377)	(1,053,630)		(5,208,007)

Unallocated expenses				(171,586)

Consolidated operating loss from ordinary activities before income tax expense				(5,379,593)

Assets
Segment assets	5,985,701	367,803	(1,389,129)

Total assets				4,964,375

Liabilities
Segment liabilities	1,050,681	1,602,570	(1,389,129)

Total liabilities				1,264,122

Acquisition of property, plant and equipment, intangible assets and other non-current assets	9,758	5,353		15,111
Depreciation and amortization	43,454	10,528		53,982
Non-cash expenses other than depreciation	411,319	11,161		422,480

METAL STORM LIMITED

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS – continued

(U.S. DOLLARS)

	Australia 2001	North America 2001	Eliminations	Consolidated 2001
	$	$		$
Sales to customers outside the economic entity	—	—		—
Interest revenue	195,025	1,043		196,068
Grant revenue	353,180	—		353,180

Total revenue	548,205	1,043		549,248

Interest expense	48	—		48

Segment result	(2,375,028)	(130,604)		(2,505,632)

Unallocated expenses				(144,722)

Consolidated operating loss from ordinary activities before income tax expense				(2,650,354)

Assets
Segment assets	3,619,642	106,035	(198,682)

Total assets				3,526,995

Liabilities
Segment liabilities	229,992	232,032	(198,682)

Total liabilities				263,342

Acquisition of property, plant and equipment, intangible assets and other non-current assets	87,928	27,544		115,472
Depreciation and amortization	28,547	1,031		29,578
Non-cash expenses other than depreciation	608,688	—		608,688

16. Fair Value of Financial Instruments

		December 31,
	2003 Carrying Amount	2003 Estimated fair value	2002 Carrying Amount	2002 Estimated fair value
ASSETS
Cash and cash equivalents	$6,049,249	$6,049,249	$4,541,630	$4,541,630
Receivables	451,146	451,146	—	—
Inventory	149,925	149,925	—	—
LIABILITIES
Accounts payable	1,717,644	1,717,644	904,635	904,635
Accounts payable—related party	160,820	160,820	85,709	85,709
Interest bearing liabilities	886,159	886,159	—	—
Accounts payable — non-current	6,359	6,359	7,557	7,557
Interest bearing liabilities	1,156,664	1,156,664	—	—

The Company has reviewed the fair value of all financial instruments and based on their analysis of current market conditions and the nature of the financial instrument, the Company has concluded that the carrying amounts approximate fair value.

Limitations: Fair value estimates are made at a specific point in time, and are based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

METAL STORM LIMITED

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS – continued

(U.S. DOLLARS)

17. Significant Research and Development Agreements

Area Denial Weapon System

In June 2000, the Commonwealth of Australia approved a three-year program to develop a prototype mortar box system for an area denial weapons system for use in minefield replacement. The objective of this program is to develop a multi-barrel mortar box capable of launching 40mm ammunition at electronically variable and ultra-rapid rates of fire.

The Company is undertaking this program in collaboration with the Australian Defense Science & Technology Organization (“DSTO”), the U.S. Defense Advanced Research Projects Agency (“DARPA”), and an international consortium. The agreement to formalize the consortium members’ rights and obligations was finalized in May 2002 and has a five-year term. Under the program, each of the participants will retain ownership of the intellectual property related to its own technology and any developments and improvements to that technology.

The Company is using the technology to develop an area denial weapons system that will be a field deployable system based on the integration of multiple barrels known as a pod, a sensor system and a “man in the loop” capability for command and control. The Company believes that the area denial weapons system that we are developing will provide a safer and more accurate alternative to conventional minefields. Finding an alternative to conventional landmines is a high defense priority for governments around the world. The system will be compliant with the Ottawa Convention, which binds signatories to discontinue using, stockpiling, producing and transferring anti-personnel landmines.

The area denial weapons system that the Company is developing differs from conventional minefields in that it places no active explosives in or on the ground. Rather, the system works by strategically positioning boxes of massed barrels or pods. Each pod consists of multiple barrels containing various projectiles, which may be ammunition, cameras, sensors or non-lethal ammunition. The pods are placed directly on the ground and can be adjusted to cover part of a target area. A series of pods can be used to cover a larger target area. The pods are then linked via radio transmitters to a single control unit, which in turn can be controlled by a soldier (“man in the loop”) from a remote location. Once the controller is alerted to trespassers in the target area by sensors, each pod may be electronically programmed to fire at the intruder, with confirmation by a soldier that the intrusion is a threat.

This DSTO-led program is in the final stages of concept demonstrator development. Plans are being prepared to demonstrate the system to the Australian Defence Force and other potential customers in late 2004.

At December 31, 2003 the Company had accounts payable of $149,600 in respect of contractual commitments for this program.

Advanced Individual Combat Weapon

In May 2001, the Australian Department of Defense approved a three-year program to develop, in conjunction with an international consortium consisting of international defense companies, a concept technology demonstrator for a hybrid electronic/mechanical assault rifle, which they have named the “Advanced Individual Combat Weapon”. The Company believes the Advanced Individual Combat Weapon has the potential to replace the Australian Army’s current assault rifle. The proposal plans to integrate our technology with an individual combat weapon and a range of other technologies to fire 40 millimeter bursting munitions in addition to the North Atlantic Treaty Organization’s standard 5.56 millimeter kinetic rounds. In November 2001, the Weapons System Division of DSTO announced that it had successfully developed an early-stage prototype Advanced Individual Combat Weapon.

This weapon is being developed under a program undertaken by DSTO in collaboration with us and Tenix Defense Systems to produce three fully operational Advanced Individual Combat Weapon prototypes for further military testing. The agreement to formalize the consortium members’ rights and obligations was finalized in September 2002 and has a five-year term. Under the program, each of the participants will retain ownership of the intellectual property related to its own technology and any developments and improvements to that technology.

METAL STORM LIMITED

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS – continued

(U.S. DOLLARS)

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

This DSTO-led concept technology demonstrator program will continue to be developed through 2005.

At December 31, 2003 the Company had accounts payable of $261,800 in respect of contractual commitments for this program.

Small Business Innovation Research Programs

The Company’s technology has led to the successful awards of Small Business Innovation Research (“SBIR”) programs over the past few years. The U.S. Department of Defense SBIR program funds early stage research and development projects that serve defense needs and have the potential for commercialization in private sector or military markets. SBIR proposals pass through three phases. Phase I is a six-month commercial feasibility concept stage. Success at this level can lead to an invitation to participate in a Phase II award of up to US$750,000 over two years to develop the proposal to prototype stage. Phase III requires private sector funding to take the technology to commercialization. In addition, the SBIR program provides for private funding into Phase II that can fast-track approvals and attracts up to US$4 from the U.S. Department of Defense for every US$1 of private contribution, thereby leveraging private sector investment.

SBIR program awards for the technology include:

US Missile Defense Agency. In November 2002, the U.S. Department of Defense Missile Defense Agency made two SBIR Phase I awards to the Company’s teaming partner, StratCom International LLC. Both awards include the application of our technology. The first SBIR award is for a stratospheric missile-intercept launch system that combines the StratCom strategic airship’s wide area early detection and tracking capability with our electronic ballistic technology. The second SBIR award combines StratCom’s stratospheric airship platforms with our technology to improve kill vehicle reliability by enlarging its destructive volume. The Company is awaiting advice from their teaming partner regarding the status of these two SBIR awards.

•	U.S. Army Research Office. In December 2002, the U.S. Army Research Office made a SBIR Phase I award to the Company’s teaming partner Schappell Automation Corporation Inc. The program provides for a lethal and less-than-lethal Metal Storm weapon pod system. The objective of this SBIR program is to develop the use of our electronic ballistic technology to deliver special projectiles from a multi-barrel pod that can be either hand-held or mounted on a robot. The Company was advised there were no funds available for Phase II submissions in 2003 and a Phase III proposal for sole source production is being considered or a Phase II proposal may be considered when funding is available.

•	U.S. Office of Naval Research. In January 2003, the U.S. Navy’s Office of Naval Research made a SBIR Phase I award to he Company’s teaming partner Schappell Automation Corporation Inc. This SBIR program utilizes the Company’s electronic ballistic technology in an innovative weapon system that can deliver a variety of projectiles against a number of different threats. The system is designed for use on naval vessels for close-in threats and can also be used to protect port facilities and berthed ships. A Phase II proposal has been submitted and the Company expects advice on this by the end of 2004.

•	U.S. Navy. In May 2004, the U.S. Navy made a SBIR Phase I award for the development of a new program designed to defend U.S. naval ships from multiple airborne and surface threats. The Company will work with engineering and technology company Foster-Miller Inc. on this program. Termed “Thunder and Lightning Shield”, the program proposes to employ both Metal Storm and Foster-Miller technology to protect U.S. vessels from close range threats such as skimming cruise missiles and small, fast boats containing explosives.

METAL STORM LIMITED

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS – continued

(U.S. DOLLARS)

Munitions Development

The Company is developing ammunition and single use, replaceable multi-shot cartridges in which the ammunition will be supplied. The Company is specifically designing ammunition for use in weapons utilizing our technology, particularly to support activities in the key caliber areas of 40mm and 9mm. The Company has developed and fired kinetic and pyrotechnic munitions and is now extending plans to produce a range of lethal and less-than-lethal munitions calibers to support their weapon programs.

Research Agreements with Government Agencies

DSTO Research Agreement

In April 2001, the Company entered into a five-year research agreement, which was amended in September 2002, with the Commonwealth of Australia as represented by DSTO. Pursuant to this agreement, the Company has granted DSTO a non-exclusive, worldwide, perpetual license to use their scientific and technical know-how and information in relation to their gun hardware and gun system technology for defense use and international collaboration.

This agreement also specifies the Company’s intellectual property ownership rights, and sets out the terms and conditions under which the Company may commercialize the technology developed under it. In particular, this agreement provides that any improvements of the Company’s gun hardware or gun system technology, including the intellectual property, developed or acquired by or for DSTO from DSTO’s further research, will be owned by the Company. However, the Company must pay royalties to DSTO at agreed rates if they commercialize such improvements.

DSTO Technology License Agreement

In April 2001, the Company entered into an agreement with the Commonwealth of Australia to license from DSTO certain technology that DSTO has used as a design, evaluation or modeling tool in appraising our gun system technology. The Company also has the right to improvements in the DSTO technology developed during the term of the license agreement.

This agreement is for five years or such further period as the Company agrees with DSTO, but will in any event terminate at the same time as the DSTO Research Agreement. This agreement provides that if the Company commercializes any of the DSTO technology described above, they must pay DSTO a royalty calculated on their gross revenues on manufacture, sales or licensing, after taking into account the proportion of the value of DSTO’s intellectual property incorporated into the products based on their technology.

National Institute of Justice Smartgun Project

In October 2002, the Company signed a cooperative agreement with the U.S. National Institute of Justice for a project to plan the development of their 100% electronic handgun system into a ‘smart gun’, building on their successful law enforcement prototype, the O’Dwyer VLe handgun. The NIJ is the research and development arm of the U.S. Department of Justice. Since 1994, the NIJ has been working to develop, test and incorporate ‘smart gun’ technologies that will reduce deaths and injuries resulting from the use of weapons taken from law enforcement officers. Smart guns provide for a handgun that operates only for the authorized user.

The project, which was completed in March 2003, provided in-depth analysis into the design, use, manufacturing processes and cost elements of delivering a production safe firearm to the law enforcement community of the United States and potentially other police and military forces internationally. The Company is currently awaiting advice from NIJ regarding the possibility of developing the VLe Smartgun for the law enforcement community.

METAL STORM LIMITED

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS – continued

(U.S. DOLLARS)

Business Development Agreement

In October 2002, the Company entered into a non-exclusive business development agreement with Science Applications International Corporation that has a three-year term. The agreement grants SAIC a non-exclusive license to make, use, offer, sell, reproduce and publicly display, certain of our core technology, but only in connection with bids and potential bids for research and development programs and the conduct of research and development programs that have received the Company’s prior approval. The non-exclusive license is limited geographically to the United States and Europe. The Company has not received any funds from SAIC under this agreement.

Under the agreement, SAIC may bid for funding from government or commercial entities, or conduct certain research and development programs in relation to our technology, subject to us approving the program and the financial arrangements. In any successful bid, the Company must license the technology to the appropriate government or commercial entity and, if necessary, grant further rights to SAIC to enable SAIC to conduct the successful research and development program. The SAIC agreement allocates ownership of and licensing rights to certain improvements made to the Company’s core technology, to the Company and to SAIC depending on a variety of factors. Improvements to the core technology must be licensed to the other party at no additional cost.

18. Employee Superannuation

As required by Australian superannuation legislation, the Company contributes a defined contribution of 9% (until 1 July 2002 8%, 2001: 8%) of all Australian employees’ salary to an approved superannuation fund nominated by the employee for their retirement benefit. The Company contributed $68,888 to superannuation funds for the year ended December 31, 2003 (2002: $30,442; 2001: $30,345).

19. Subsequent Events

In May 2004, the Company raised A$21.5 million (approximately $15.7 million) from the sale of shares in a private placement transaction.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

METAL STORM LIMITED

By:	/s/ SYLVIE MOSER-SAVAGE
Name:	Sylvie Moser-Savage
Title:	Chief Financial Officer and Company Secretary

Date: July 15, 2004

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1	Constitution of Metal Storm*

4.1	DSTO Research Agreement dated April 20, 2001*

4.2	Deed of Amendment to the DSTO Research Agreement dated September 13, 2002 (portions omitted pursuant to a request for confidential treatment; non-public information has been filed with the SEC)***

4.3	DSTO Technology License Agreement dated April 20, 2001, as amended (portions omitted pursuant to a request for confidential treatment; non-public information has been filed with the SEC)*

4.4	SAIC Agreement dated October 17, 1998 (portions omitted pursuant to a request for confidential treatment; non-public information has been filed with the SEC)*

4.5	Modification No.1 to the SAIC Agreement dated October 17, 2002***

4.6	Employment Agreement of J.M. O’Dwyer*

4.7	Employment Agreement of A. Schatz*

4.8	Employment Agreement of S. Moser-Savage***

4.9	Employment Agreement of G. Bergeron

4.10	Consulting Agreement of W. Owens*

4.11	Discretionary Share Option Scheme*

4.12	Employment Agreement of C. Vehlow **

4.13	Employment Agreement of G. R. Zink***

4.14	Employment Agreement of Ian A. Gillespie

4.15	Membership Interest Purchase Agreement dated December 1, 2003 with ProCam Machine LLC and shareholders of ProCam

8.0	List of Subsidiaries of Metal Storm Limited

12.1	Certification by the Chief Executive Officer of Metal Storm Limited in accordance with Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by the Chief Financial Officer of Metal Storm Limited in accordance with Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by the Chief Executive Officer in accordance with Section 906 of the Sarbanes-Oxley Act 2002.

13.2	Certification by the Chief Financial Officer in accordance with Section 906 of the Sarbanes-Oxley Act 2002.

*	Incorporated by reference from our Registration Statement on Form 20-F filed on December 12, 2001, File No. 000-31212.
**	Incorporated by reference from our Annual Report on Form 20-F filed on July 1, 2002.
***	Incorporated by reference from our Annual Report on Form 20-F filed on July 14, 2003.