Form 20-F/A
period 2003-12-31
METAL STORM LTD  /ADR/
filed 2004-09-08
CIK 1119775

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F/A

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

Explanatory Note

This Form 20-F/A has been filed to (1) amend and restate Charter Pacific Corporation Limited’s holdings in Item 7.A. Major Stockholders and Related Party Transactions – Major Stockholders for Metal Storm’s Form 20-F for the fiscal year ended December 31, 2003, filed July 15, 2004, based on information provided by Charter Pacific subsequent to July 15, 2004, and (2) to amend Note 11 Related Parties to the Financial Statements by deleting the statement “This relationship deed expired 25 May 2001”.

This 20-F/A consists of a cover page, this explanatory note, Item 7.A, the Financial Statement Pages, the signature page and Exhibits 12.1, 12.2, 13.1 and 13.2.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, update, or restate the information in any other Item of the Form 20-F or reflect any events that have occurred after the Form 20-F was filed.

1

Item 7. Major Stockholders and Related Party Transactions

A. Major Stockholders

The following table sets out details, as of May 21, 2004, of entities beneficially holding more than five percent of the ordinary shares of Metal Storm.

	Ordinary Shares Beneficially Owned as at May 21, 2004
Name	Number of Shares owned		Percent of Class
James Michael O’Dwyer	199,729,664	(1)	38.37%
Charter Pacific Corporation Limited (2)	50,390,275		9.65%

(1)	131,517,059 shares are owned by Mr. J.M. O’Dwyer, 68,212,500 shares are owned by O’Dwyer Investments Pty Ltd as trustee for the O’Dwyer Family Discretionary Trust and 105 shares owned by his wife Rhonda Clare O’Dwyer, which 105 shares he disclaims beneficial ownership.
(2)	According to Charter Pacific Corporation Limited, it beneficially owned 40,390,275 ordinary shares of record and 10,000,000 ordinary shares through its ownership of 500,000 American Depositary Shares of Metal Storm. Charter Pacific Corporation Limited is a public company listed on the Australian Stock Exchange. As of May 21, 2004, Charter Pacific Corporation Limited had approximately 3,800 shareholders.

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

2

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

METAL STORM LIMITED

(a development stage enterprise)

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(U.S. DOLLARS)

	Number of Ordinary Shares	Amount	Accumulated Deficit	Accumulated Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Total
Balance—December 31, 2001	423,403,558	$11,667,773	$(6,524,035)	$(646,590)	$(1,233,495)	$3,263,653
Other comprehensive income:
Translation adjustment	—	—	—	—	335,320	335,320
Net loss	—	—	(5,379,593)	—	—	(5,379,593)

Comprehensive loss						(5,044,273)

Unearned compensation	—	(495,933)	—	495,933	—	—
Amortization of unearned compensation	—	—	—	(5,783)	—	(5,783)
Share options exercised (500,000 May 31, 2002)	500,000	132,319	—	—	—	132,319
Issuance of ordinary shares (August 27, 2002)	14,142,700	5,009,132	—	—	—	5,009,132
Share issue costs	—	(15,777)	—	—	—	(15,777)
Share options exercised (6,958 September 24, 2002; 8,844 October 17, 2002)	15,802	5,617	—	—	—	5,617
Issuance of ordinary shares for services (September 24, 2002)	766,488	216,824	—	—	—	216,824
Issuance of ordinary shares to employees (September 24, 2002)	50,000	14,416	—	—	—	14,416
Options issued to non-employee fully vested (50,000 June 26, 2002; 766,488 September 24, 2002; 16,665 October 17, 2002)	—	124,125	—	—	—	124,125

Balance—December 31, 2002	438,878,548	16,658,496	(11,903,628)	(156,440)	(898,175)	3,700,253

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

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS

(U.S. DOLLARS)

1. Summary of Significant Accounting Policies

Organization and Nature of Operations

Metal Storm Limited was incorporated in Queensland, Australia on April 13, 1994 and listed on the Australian Stock Exchange on July 8, 1999. On March 14, 2001, Metal Storm Limited formed a wholly-owned U.S. subsidiary, Metal Storm, Inc., incorporated in the state of Virginia and on December 11, 2003, Metal Storm acquired 100% of ProCam Machine LLC, a US company based in Seattle, Washington, (collectively referred to as “Metal Storm” or the “Company”).

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

Rabbi Trust

On September 1, 2003, in order for the Company to meet the requirements of the Small Business Innovation Research Program (SBIR), a U.S. Government program that funds research and development activities aimed at the defence industry, the Company divested 51% of its interest in Metal Storm Inc. to a trust established to hold shares of common stock for the benefit of U.S. citizens identified by the Board and pursuant to a compensation plan to be adopted within one year. The trust qualifies as a “rabbi trust” for U.S. legal and tax purposes and per guidance in EITF 97-14 “Accounting for Deferred Compensation Agreements Where Amounts Are Held in a Rabbi Trust and Invested” should be consolidated with the financial statements of the employer, being Metal Storm Inc. At December 31, 2003 no shares or options were issued by the trust.

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

METAL STORM LIMITED

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS – continued

(U.S. DOLLARS)

The following table summarises information about options issued under the Employee and Executive Option Plan outstanding at December 31, 2003:

		Outstanding			Exercisable
Exercise price (i)	Options	Weighted average remaining contractual life	Weighted average exercise price		Number of options	Weighted average exercise price
A$1.16	575,000	0.5 year	A$	1.16	575,000	A$	1.16
A$0.39	5,000	0.4 years	A$	0.39	5,000	A$	0.39
A$0.40	25,000	1.6 years	A$	0.40	—	A$	0.40
A$0.40	55,000	1.6 years	A$	0.40	55,000	A$	0.40

Total	660,000				635,000

(i)	Options were issued in Australian dollars (the functional currency for the Company).

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

The following table summarises information about options not granted under the Executive and Employee Option Plan outstanding at December 31, 2003:

		Outstanding			Exercisable
Exercise price (i)	Options	Weighted average remaining contractual life	Weighted average exercise price		Number of options	Weighted average exercise price
16,665	16,665	0.8 years	A$	0.57	16,665	A$	0.57
300,000	300,000	0.96 years	A$	1.15	300,000	A$	1.15
300,000	300,000	0.96 years	A$	1.64	300,000	A$	1.64
31,250	31,250	1.25 years	A$	1.16	31,250	A$	1.16
50,000	50,000	1.5 years	A$	1.16	50,000	A$	1.16
31,250	31,250	1.75 years	A$	1.16	31,250	A$	1.16
62,500	62,500	1.42 years	A$	1.16	62,500	A$	1.16
31,250	31,250	2.75 years	A$	1.16	31,250	A$	1.16
500,000	500,000	2.75 years	A$	0.40	500,000	A$	0.40
31,250	31,250	2.83 years	A$	1.16	31,250	A$	1.16
12,500	12,500	2.83 years	A$	0.56	12,500	A$	0.56
118,000	118,000	2.92 years	A$	0.40	118,000	A$	0.40
25,000	25,000	2.92 years	A$	0.56	25,000	A$	0.56
12,500	12,500	2.92 years	A$	0.56	12,500	A$	0.56
	5,000,000		A$	0.01			Exercisable from the date of grant based on share price levels being achieved

Total	6,522,165				1,522,165

(i)	Options were issued in Australian dollars (the functional currency for the Company).
(ii)	The options are exercisable for a period of 10 years from the date of grant based on share price levels of the Company’s shares being achieved and maintained for a period of 30 days, as follows:

Share Price Level USD	Options Exercisable
$1.00	1,000,000
$2.00	2,000,000
$4.00	1,000,000
$5.00	1,000,000

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

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

METAL STORM LIMITED

By:	/s/ SYLVIE MOSER-SAVAGE
Name:	Sylvie Moser-Savage
Title:	Chief Financial Officer and Company Secretary

Date: September 8, 2004