Form 20-F/A
period 2003-12-31
METAL STORM LTD  /ADR/
filed 2005-04-29
CIK 1119775

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                                   ----------

                                   FORM 20-F/A
                                 AMENDMENT NO. 2

                                   ----------

(MARK ONE)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

      FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                                   ----------

                               METAL STORM LIMITED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                   ----------

                                    AUSTRALIA
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                           LEVEL 34, CENTRAL PLAZA ONE
                                345 QUEEN STREET
                               BRISBANE, QLD, 4000
                                    AUSTRALIA
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                                   ----------

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

                                      NONE

                                   ----------

      Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the date of the close of the period covered by the annual report.

                           460,245,890 ORDINARY SHARES

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) for the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

      Indicate by check mark which financial statement item the registrant has elected to follow. [ ] Item 17 [X] Item 18

================================================================================

EXPLANATORY NOTE

This Amendment No. 2 on Form 20-F/A has been filed solely to amend and restate
ITEM 9.C. THE OFFER AND LISTING - MARKETS for Metal Storm Limited's annual report on Form 20-F for the fiscal year ended December 31, 2003 that was filed on July 15, 2004 and amended on September 8, 2004 to reflect the exemptions from the Nasdaq Marketplace Rules granted to Metal Storm when it listed on the Nasdaq SmallCap Market in December 2001 and that remained effective in 2003. ITEM 9.C. THE OFFER AND LISTING - MARKETS in Metal Storm's Form 20-F for the fiscal year ended December 31, 2003 is deleted in its entirety and replaced with ITEM 9.C. THE OFFER AND LISTING - MARKETS set forth in this Amendment No. 2 on Form 20-F/A.

This Form 20-F/A consists of a cover page, this explanatory note, Item 9.C, the signature page and Exhibits 12.1 and 12.2.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, update or restate the information in any other Item of the Form 20-F or reflect any events that have occurred after the Form 20-F was filed.

ITEM 9. THE OFFER AND LISTING

C. MARKETS

      Our ordinary shares are listed on the Australian Stock Exchange under the symbol "MST" and on the Nasdaq SmallCap Market in the form of American Depository Receipts under the symbol "MTSX."

EXEMPTIONS FROM CERTAIN NASDAQ CORPORATE GOVERNANCE RULES

      Exemptions from the Nasdaq corporate governance standards are available to foreign private issuers such as Metal Storm when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer's country of domicile. In connection with Metal Storm's Nasdaq SmallCap Market Listing Application, Nasdaq granted Metal Storm exemptions from certain corporate governance standards that were contrary to the laws, rules, regulations or generally accepted business practices in Australia. These exemptions and the practices followed by Metal Storm during the fiscal year ended December 31, 2003 are described below:

      - Metal Storm was exempt from Nasdaq's audit committee charter requirements. Under applicable Australian law, the Australian Stock Exchange Listing Rules and generally accepted business practices in Australia, Metal Storm was not required to have a formal audit committee charter during 2003.

      - Metal Storm was exempt from Nasdaq's audit committee composition requirements. Australian law and the Australian Stock Exchange Listing Rules did not require that a company listed on the Australian Stock Exchange have a formal audit committee during 2003. Nevertheless, in 2003 Metal Storm had an audit committee consisting of two directors who were independent within the meaning of the Nasdaq rules.

      - Metal Storm was exempt from Nasdaq's independence requirements for a majority of the board of directors. Australian law and the Australian Stock Exchange Listing Rules did not require Metal Storm to have a majority of independent directors on the board during 2003. During the period March 27, 2003 to December 31, 2003, Metal Storm did, however, have a majority of directors who were "independent" as defined in the Australian Stock Exchange's Principles of Good Corporate Governance and Best Practice Recommendations, which definition differs from Nasdaq's definition. Accordingly, because Australian law and generally accepted business practices in Australia regarding director independence differ to Nasdaq's independence requirements, Metal Storm claimed this exemption in 2003.

      - Metal Storm was exempt from Nasdaq's requirement that related party transactions be reviewed on an ongoing basis and be approved by an audit committee or other independent body of the board of directors. Australian law and the Australian Stock Exchange Listing Rules are the basis for generally accepted business practices in Australia followed by Metal Storm with respect to related party transactions. Australian law provides that a public company, such as Metal Storm, must not give a "financial benefit" to a "related party" (each as defined in the Australian Corporations Act 2001) of the company unless it obtains shareholder approval, or unless an exception applies. In addition, the Australian Stock Exchange Listing Rules provide that a listed company must ensure that neither it nor its subsidiaries acquires substantial assets from, or sells substantial assets to, a related party without the approval of its security holders, unless an exception applies. There is, however, no requirement under Australian law or the Australian Stock Exchange Listing Rules for a review of related party transactions on an ongoing basis in the manner contemplated by the Nasdaq requirements, and accordingly Metal Storm claimed this exemption in 2003.

      - Metal Storm was exempt from Nasdaq's quorum requirements applicable to meetings of shareholders. Consistent with Australian law, Metal Storm's Constitution provides that five shareholders present shall constitute a quorum for a general meeting. Nasdaq requires that an issuer provide for a quorum as specified in its by-laws for any meeting of the holders of common stock, which quorum may not be less than 33 1/3% of the outstanding shares of an issuer's voting common stock. Accordingly, because applicable Australian law and rules governing quorums at shareholder meetings differ to Nasdaq's quorum requirements, Metal Storm claimed this exemption in 2003.

      - Metal Storm was exempt from the Nasdaq requirement that an issuer's auditors be subject to a "peer review." Neither Australian law nor the Australian Stock Exchange Listing Rules required "peer review" of independent public accountants during 2003. Accordingly, Metal Storm claimed this exemption in 2003.

      - Metal Storm was exempt from the Nasdaq requirement that issuers obtain shareholder approval prior to the issuance of securities in connection with the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and rules differ to the Nasdaq requirements, with the Australian Stock Exchange Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% of the issued share capital of the company in any 12 month period (but in determining the 15% limit, securities issued under an exception to the rule or with shareholder approval are not counted),
            (ii) issuance of equity securities to related parties (as defined in the Australian Stock Exchange Listing Rules), and (iii) directors or their associates acquiring securities under an employee incentive plan. Generally accepted business practices in Australia also provide for plans involving the issue of shares to directors and employees being capped at no more than 5% of the total number of shares on issue. Metal Storm's Discretionary Share Option Scheme applies this 5% cap. Due to differences between Australian law and rules and the Nasdaq shareholder approval requirements, Metal Storm claimed this exemption in 2003.

                                   SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

METAL STORM LIMITED

                         By:               /s/ JAMES D. MACDONALD
                               ------------------------------------------------
                         Name:               James D. MacDonald

                         Title:   Chief Financial Officer and Company Secretary

Date: April 29, 2005