Form 20-F
period 2004-12-31
METAL STORM LTD  /ADR/
filed 2005-06-15
CIK 1119775

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark one)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

521,970,978 Ordinary Shares

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) for the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑     No ☐

     Indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17     ☑ Item 18

     All references to “US$”, “U.S. dollar” and “$” are to United States dollars. All references to “A$” are to Australian dollars.

     Except as otherwise stated, all monetary amounts in this annual report are presented in U.S. dollars. Historic data has been converted at the applicable rate for the date or year indicated. The exchange rate used to convert balance sheet accounts at December 31, 2004 was A$1.00 = US$0.7805.

FORWARD-LOOKING STATEMENTS

     Certain statements in this annual report may constitute “forward-looking statements”. Such forward-looking statements are based on the beliefs of our management as well as assumptions based on information available to us. When used in this annual report, the words “anticipate”, “believe”, “estimate”, “project”, “intend” and “expect” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Such forward-looking statements reflect our current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These include, but are not limited to, risks or uncertainties associated with the development of our technology, our ability to obtain government research and development grants, our ability to raise additional capital, our ability to protect our proprietary technology, the market for our products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition, the loss of key personnel and other factors identified under Item 3D “Key Information – Risk Factors” of this annual report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this annual report as anticipated, believed, estimated or expected. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this annual report and shall not be revised or updated to reflect events after the date of this document.

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

     Our selected financial data set forth below are presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The statement of operations data for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 and the balance sheet data as at December 31, 2004, 2003, 2002, 2001 and 2000 have been derived from our respective audited financial statements. Our audited financial statements for the three years ended December 31, 2004 are included elsewhere in this annual report.

			As of and for the
			year ended December 31,
	2004	2003	2002	2001	2000
Statement of Operations Data:

Total operating income	$3,884,753	$462,732	$12,373	$353,180	$78,958
Total operating expenses	(14,194,684)	(5,580,374)	(5,420,444)	(3,293,089)	(1,588,889)

Loss from operations	(10,309,931)	(5,117,642)	(5,408,071)	(2,939,909)	(1,509,931)
Total other income	657,572	386,887	28,478	289,555	352,017

Net loss	(9,652,359)	(4,730,755)	(5,379,593)	(2,650,354)	(1,157,914)

Net loss per ordinary share basic and diluted (1)	$(0.019)	$(0.011)	$(0.013)	$(0.006)	$(0.003)

Weighted average ordinary number of shares outstanding (2)	500,775,685	442,525,034	428,974,260	422,326,884	421,250,210

Balance Sheet Data:

Total current assets	$13,507,822	$7,107,799	$4,871,983	$3,412,777	$4,328,977
Total current liabilities	2,601,986	3,083,264	1,228,701	232,352	207,078
Total assets	16,095,641	11,356,448	4,964,375	3,526,995	4,367,525
Ordinary share capital	38,610,543	23,692,899	16,658,496	11,667,773	8,937,914
Total stockholders’ equity (3)	13,010,101	7,033,751	3,700,253	3,263,653	4,149,798

Other Financial Data:

Dividends per share	—	—	—	—	—

(1)	Net loss per ordinary share — basic and diluted is calculated as net loss for the period divided by adjusted weighted average number of ordinary shares outstanding for the same period.

(2)	Reflects 5 to 1 stock split on May 31, 2000.

(3)	See note 14 to our financial statements for the movement in stockholders’ equity.

B. Capitalization and Indebtedness

     Not applicable.

C. Reasons for Offer and Use of Proceeds

     Not applicable.

D. Risk Factors

We will likely need additional capital and may not be able to raise additional capital on favorable terms, if at all.

     Metal Storm will likely require additional capital by June 2006 to fund our existing research and development programs. In addition, we cannot be certain that we will not seek to exploit business opportunities that will require us to raise additional capital from equity or debt sources. In particular, developing and commercializing new technology and products to develop our business could require a significant commitment of resources that could, in turn, require us to obtain additional funding. We may also require further funds to pursue regulatory clearances, prosecute and defend our intellectual property rights, develop marketing capabilities and fund operating expenses.

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

     We have incurred operating losses in each year since our inception. We had net losses of $9.7 million, $4.7 million and $5.4 million for the years ended December 31, 2004, 2003 and 2002, respectively. Such losses have resulted primarily from expenses incurred in connection with operation of the public company, research and development activities and defense industry studies. We expect to incur additional operating losses over the next several years. Our profitability is dependent on our ability, alone or with others, to complete the successful product engineering of our technology, obtain any required regulatory clearances, and commercialize our products. We cannot be certain if or when we will achieve profitability.

We are in the product engineering phase and do not yet have any product for sale based on our core technology.

     Most of our technology requires further investment, research, development, testing and possibly regulatory approval prior to any commercial sales. We do not currently derive any revenue from the commercial sale of any applications of our technology. We cannot be sure of the extent to which the technology or any products we develop will be able to penetrate the potential markets for defense or commercial applications or gain market acceptance. We expect that our principal technology will begin commercialization in the latter half of 2006 but can give no assurance as to how much, if any, revenue will be generated.

We cannot be certain of market acceptance of our technology or the rate of any market acceptance.

     We expect to develop our technology for use in a range of military, law enforcement, counter-terrorism and commercial applications. We cannot be certain that our technology will be accepted in the market for any of these applications or the rate of any market acceptance. The degree of market acceptance will depend on a number of factors, including the receipt and timing of any regulatory approvals, the establishment and demonstration of the need, safety, efficacy and cost-effectiveness of our technology and products, and our technology’s advantages over existing technologies. We cannot be certain that we will be able to fully develop or commercialize our technology and products, even if they perform successfully in research and evaluation trials. Furthermore, we cannot be certain that the defense industry, homeland security or law enforcement industries, or the community will accept and utilize any products that we may develop.

We are dependent on retaining key personnel.

     We are dependent on retaining key personnel. There is competition among defense development companies for qualified employees, and retaining and attracting qualified individuals is critical to our success. We cannot be certain that we will be able to attract and retain such qualified individuals currently or in the future on acceptable terms, if at all, and the failure to do so would have a material adverse effect on our business, financial condition and results of operations. There also may be a limited number of people with the required knowledge of, and experience in, the defense industry within Australia, the United States or the rest of the world. The process of locating, training and successfully integrating such personnel into our operations may be lengthy and expensive.

Any catastrophic event involving our technology could adversely affect Metal Storm’s reputation.

     Any catastrophic accident involving the testing of our technology or the use of products that we develop could severely damage Metal Storm’s reputation. This, in turn, could adversely affect our marketing ability and our results of operations.

We work on research and development programs.

     Some of the applications of our technology progress in collaboration with government defense research and development program support. We have obtained such support from both the U.S. and Australian governments. We have entered into agreements with the departments of defense of these countries that provide conditions to the funding of research and development grants. For example, generally we are required to achieve certain milestones with respect to the development of our technology prior to receiving payment under the agreements. In addition, we have granted exclusive licensing rights under certain agreements and we are also in some circumstances required to repay money received under the agreements. Further, although the Australian programs provided for funding contributions by consortium members, we have received no direct funds from these programs. If we are unable to continue our existing research and development programs or to enter into new research and development programs, or if there is a decrease of available funding in respect of such programs, or if the respective governments of the countries in which we operate choose to exercise powers available to them to control the sale or use of our technology, our business, financial condition and results of operations could be materially adversely affected.

There are some limitations relating to our technology.

     With our technology, we stack a number of projectiles in each barrel, and a quantity of propellant or gunpowder is located in a space that separates the projectiles. As a result, to hold the additional propellant, high-pressure barrels are longer and therefore, heavier. For these reasons, the development risk of our technology increases as operating pressures rise. The extent to which these factors will determine the practical operating pressure limits of the technology is uncertain.

     The diameter of the propellant contained in a Metal Storm munition is the same diameter as the barrel, and therefore the length of the propellant is greater than in conventional high pressure gun systems. This may have a negative impact on the way the propellant burns, and consequently slow the projectile. If we are not successful in developing propellants that can produce the designated pressures from smaller volumes of propellant, it could impact the viability of some of the applications of our technology and could adversely affect our business, financial condition and results of operations.

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

We may not have adequate protection for our intellectual property.

     We principally rely upon patents, trade secret, copyright and contract law to protect our proprietary technology. We cannot be certain that any protective measures we have taken will be adequate to protect our proprietary technology. Many of the laws of foreign countries treat the protection of proprietary rights differently from, and may not protect our proprietary rights to the same extent as do, laws in Australia, the United States and Patent Co-operation Treaty countries. In addition, the laws of many countries, including Australia and the United States, provide governments with the ability to control or restrict the use of defense technologies.

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

     We may need to engage in litigation to enforce patents, or to determine the scope and validity of third party proprietary rights. This could result in substantial costs to us and divert efforts from our business. We may have to participate in opposition proceedings before the Australian Patent Office or a foreign patent office, or in interference proceedings declared by the U.S. Patent and Trademark Office, to determine priority of invention of patent applications filed by competitors. Any such litigation, interference or opposition proceeding, regardless of the outcome, could be expensive and time consuming and adverse determinations in any such proceedings could prevent us from developing, manufacturing or commercializing our technology or products, which could have a material adverse effect on our business, financial condition and results of operations.

     In addition to patent protection, we rely on unpatented trade secrets, know-how and proprietary technological innovation and expertise, which are protected, in part, by confidentiality agreements with our employees, advisers and consultants. We cannot be certain that these agreements will not be breached, that we will have adequate remedies for any breach, or that our unpatented proprietary intellectual property will not otherwise become known or independently discovered by competitors. We also cannot be certain that relevant inventions will not be developed by persons not bound by such agreements.

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

     Under the U.S. Patent Act, if one of the authorized offices of various government agencies identified under the Act holds the opinion that publication or disclosure of an invention described in a patent application would be detrimental to the national security, the Commissioner of Patents being so notified shall order that the invention be kept secret and also withhold the publication of the application or the grant of a patent for such period as the national interest requires. The owner of an application that has been placed under a secrecy order shall have the right to appeal from the order to the Secretary of Commerce. An applicant whose patent is withheld shall have the right to apply for compensation for the damage caused by the order of secrecy.

     It is also possible that countries other than Australia or the United States could take action that may impact upon our patents and patent applications. Any actions on our patents by the governments of Australia, the United States or other countries could affect our ability to protect our technology and our ability to effectively commercialize our technology. This could have a material adverse effect on our business, financial condition and results of operations.

There are potential adverse effects from competition and technological changes.

     The defense industry market is highly competitive and can be subject to significant technological change. Large, well-established defense companies are engaged in research and development and have considerably greater resources than us to develop applications for defense technology. We cannot be certain that our competitors will not succeed in developing technologies and products that are more effective than any which we are developing, or which would render our technology and products obsolete or non-competitive. In addition, much of the research being conducted on defense technology is funded principally by government agencies in the United States. We compete with such other companies for government resources allocated to such research and development projects. There are existing defense companies that may have target markets similar to, if not the same as, ours. Such companies may be developing their own technology and products, which may ultimately compete with ours. This could have a material adverse effect on our business, results of operations and financial condition.

     The defense industry market in which we intend to compete is characterized by changing technology, evolving industry standards, introductions and enhancements and changing customer demands. These market characteristics are exacerbated by the nature of the defense industry. Accordingly, our future success may depend on our ability to adapt to changing technologies, our ability to adapt our technology to evolving industry standards, and to continually improve the performance, features and reliability of our technology, in response to both evolving demands of the marketplace and competitive product offerings. If we fail to adapt to such changes and evolution, this could have a material adverse effect on our business, results of operations and financial condition.

     There are existing companies who may have target markets similar to, if not the same as, ours. Such companies may be developing their own technology and products, which may ultimately compete with ours. Our technology may be perceived by our competitors as threatening existing markets and therefore may be resisted. As a result, we cannot be certain that we will be successful in commercializing our technology or that we will be able to penetrate the potential markets for our products.

There may be reductions or changes in military expenditures.

     We anticipate that our primary customers will be the U.S. and Australian governments, the agencies of the U.S. and Australian governments’ Departments of Defense, and the U.S. Department of Justice. We cannot predict future levels of defense spending with certainty and declines in military expenditures could materially adversely affect our results of operations and financial condition. The impact of possible declines in the level of defense procurement on our results of operations and financial condition will depend upon the timing and size of the changes and our ability to mitigate their impact with new business, business consolidations or cost reductions. The loss or significant curtailment of a material program in which we participate could have a material adverse affect on our future results of operations and financial condition.

We are subject to government regulation.

     We are developing products for sale in the defense and law enforcement industries, which are subject to extensive regulation. This regulation may adversely affect our business. For instance, prior to marketing, a product incorporating our technology may be required to undergo rigorous testing as well as extensive regulatory approval processes. These processes may take many years and require us to expend substantial resources. Delays in obtaining regulatory approvals could adversely affect the development and commercialization of our technology and products and could have a material adverse effect on our business, financial condition and results of operations.

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

     U.S. government contracts are usually conditional upon the continuing availability of U.S. Congressional appropriations. Congress usually appropriates funds for a given program on a fiscal-year basis even though contract performance may take more than one year. Consequently, at the outset of a major program, the contract is usually partially funded, and additional monies are normally committed to the contract by the procuring agency only as appropriations are made by Congress for future fiscal years. In addition, most U.S. government contracts are subject to modification in the event of changes in funding. Any failure by Congress to appropriate additional funds to any program in which we participate or any contract modification as a result of funding changes could materially delay or terminate such program and therefore have a material adverse effect on our business, results of operations or financial condition.

•	Procurement and Other Related Laws and Regulations

     If we enter into contracts with the U.S. government we may be subject to extensive and complex U.S. government procurement laws and regulations. These laws and regulations provide for ongoing U.S. government audits and reviews of contract procurement, performance and administration. Failure to comply, even inadvertently, with these laws and regulations and with laws governing the export of munitions and other controlled products and commodities, and any significant violations of any other U.S. federal law, could subject us to potential contract termination, civil and criminal penalties, and under certain circumstances, suspension and debarment from future U.S. government contracts for a specified period of time. Any such actions could have a material adverse effect on our business, results of operations or financial condition.

•	Protection of Proprietary Technology

     If we enter into U.S. government contracts, and in particular contracts that involve modification or development of our technology or products, we may face a risk that the U.S. government would seek to assert far-reaching rights to our inventions and technology. Such assertions could compromise our competitive position.

•	Changes and Adjustments

     The U.S. government often directs changes in contract work, particularly in the case of products under development. Recovery of additional costs and profit attributable to the changed work may require a protracted effort that could adversely affect our cash flow.

•	Competitive Bidding and Domestic Preferences

     We may need to obtain military contracts through either competitive bidding or sole-sourced procurement. We cannot be certain that we will be successful in having our bids accepted or, if accepted, that awarded contracts will be profitable. We may be disadvantaged in competing for contracts by laws and regulations that give preference to firms that offer products manufactured in the United States or to small or minority-owned businesses. We may also be disadvantaged by regulations limiting the access of non-U.S. citizens to classified information of the U.S. government or the use or storage of such information at facilities outside the United States. We have organized Metal Storm Inc., our U.S. subsidiary, as a U.S. owned “small business”, as defined by applicable U.S Department of Defense requirements, which allows Metal Storm Inc. to contract directly with U.S. government and defense agencies in accordance with U.S. Department of Defense requirements. Our other U.S. subsidiary, Metal Storm U.S.A. Limited, is 100% owned by us and was formed to contract with both U.S. government agencies as well as non-government defense contractors.

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

We may be dependent on third party manufacturers, suppliers and teaming partners.

     We currently do not have any manufacturing capabilities. In the future, we may be required to enter into contracting arrangements with third party manufacturers in order to manufacture our products for large-scale, later-stage testing. If we need to use a third party to manufacture all, or a portion of, our products we cannot be certain that we will be able to enter into satisfactory arrangements with such contract manufacturers. If, at any time, we are unable to maintain or expand as necessary or contract for manufacturing on acceptable terms, our manufacturing capabilities and our ability to conduct tests with our products will be adversely affected, resulting in delays in submissions for regulatory approvals.

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

     In addition, we may be dependent upon suppliers of parts for our projectile launching systems and teaming partners with whose weapons platforms our systems may be integrated. Any failure in delivery or performance by these third parties could cause a delay in the development or commercialization of our systems.

Our share price has been and will likely continue to be volatile.

     Our share price has been and is likely to continue to be volatile, particularly due to our relatively limited trading volume. Our share price could fluctuate significantly due to a number of factors, including:

•	variations in our anticipated or actual operating results;

•	sales of substantial amounts of our shares;

•	announcements about us or about our competitors, including new products;

•	litigation and other developments relating to our patents or other proprietary rights or those of our competitors;

•	governmental regulation and legislation;

•	our available cash resources or the need to seek additional funding through public or private equity or debt financings; and

•	changes in securities analysts’ estimates of our performance, or our failure to meet analysts’ expectations.

     Many of these factors are beyond our control.

     Our major shareholder, James Michael O’Dwyer, beneficially owns approximately 38% of Metal Storm’s ordinary shares and has indicated an intention to sell approximately one-half of his shareholding before January 2006. Any such sale and any significant subsequent resales may cause volatility in our share price.

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

     We believe that we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in 2000, 2002, 2003 and 2004 but not in 2001. We expect that Metal Storm will be a PFIC again in 2005.

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

Item 4. Information on Metal Storm

A. History and Development of Metal Storm

     Our legal and commercial name is Metal Storm Limited, which was incorporated under the laws of Australia on April 13, 1994. Our principal office is located at Level 34, Central Plaza One, 345 Queen Street, Brisbane, Queensland, Australia, 4000. Our telephone number is 011-61-7-3221-9733. Our website address is www.metalstorm.com. Information on our website and websites linked to it does not constitute part of this annual report. In July 2001, our subsidiary Metal Storm Inc. opened an office in Arlington, Virginia, which is close to the Pentagon. In March 2004, our subsidiary Metal Storm U.S.A. Limited was formed and it shares an office with Metal Storm Inc. in Arlington, Virginia. Our agent for service of process in the United States is David Smith, 4350 N. Fairfax Drive, Suite 810, Arlington, VA 22203.

     In 1994, we acquired patents and intellectual property from Mr. J.M. O’Dwyer relating to our technology. In consideration for these patents, we issued to Mr. J.M. O’Dwyer 1,125,000 ordinary shares. Between May 1994 and March 1999, a total of 2,625,000 ordinary shares were issued to a variety of investors raising a total of A$1,993,875 ($1,456,646).

     In anticipation of our initial public offering in Australia, we effected a 21.4 to 1 stock split in March 1999 that increased our issued capital from 3,750,002 to 80,250,042 ordinary shares. In June 1999, we raised A$12 million (approximately $7.7 million) in an initial public offering in Australia by offering and selling 4,000,000 ordinary shares at an issue price of A$3.00 ($1.94) per share. Our ordinary shares were listed on the Australian Stock Exchange in July 1999 under the symbol “MST.” In May 2000, we effected a 5 to 1 stock split, thereby increasing our issued capital from 84,250,042 to 421,250,210 ordinary shares. From 2001 through May 2004, we raised $27.3 million through a share purchase plan that was available only to Australian residents and various private placements of ordinary shares in Australia.

     In August 2000, we commenced a Level 1 American Depositary Receipts (“ADR”) program with The Bank of New York as depositary and our ADRs traded on the over-the-counter market. In December 2001, we commenced a Level 2 ADR program with The Bank of New York as depositary and our ADRs commenced trading on the Nasdaq SmallCap Market under the ticker symbol “MTSX”.

     In December 2003, we acquired Seattle-based ProCam Machine LLC in exchange for the issuance of 5,524,926 ordinary shares of Metal Storm Limited and $189,739 cash. As part of this acquisition, Metal Storm assumed $2.2 million in debt. ProCam is a manufacturer of precision-machined parts for the defense, electronics, aircraft and space propulsion industries. On June 1, 2005, Metal Storm sold the ProCam business to Monroe Machines Products, Inc. (“MMP”). MMP purchased the assets and current order backlog of ProCam for $1.3 million, plus an additional amount to acquire accounts receivable, inventory and assumed the accounts payable liabilities of ProCam’s precision machinery facility. A sum of $50,000 has been retained in trust contingent on the satisfaction of the conditions set forth in the Asset Purchase Agreement. Our liabilities at December 31, 2004, which will not be assumed by MMP, total $1.5 million. We expect net proceeds of approximately $800,000 from the sale. The sale enables Metal Storm to preserve cash resources and better focus on commercializing its 40mm weapons systems.

     Since January 2002, we have not made any material capital expenditures or divestitures. We have no material capital expenditures or divestitures currently in progress.

B. Business Overview

     Metal Storm is a defense technology company that develops projectile launching systems utilizing its unique, electronically fired, stacked projectile technology. We are in a transition phase as we transition our technology from proof of concept to product implementation.

Strategy

     We are focusing on winning commercial contracts for the supply and integration of complete weapon systems. In short, we seek to become a systems integrator, utilizing our unique technology as the foundation for growing a wider business. To get there, we intend to develop progressively more sophisticated versions of our core technologies and to turn them into saleable products.

     In order to achieve this outcome, we are working to generate a range of products that exploit the unique selling points of our technology and that match market needs in areas where sustainable long-term profit growth is possible. All of our analysis points to the 40mm Metal Storm weapons system, with its variety of forms and applications, as the best opportunity for product commercialization that we currently have. We have therefore dedicated our resources for the immediate future to building a line of products based on our core 40mm technology. All other projects take a lower priority and will only be given greater priority if an opportunity arises where we believe there is a clear path to sustainable profit growth.

Systems Integrator

     We are focusing on integrating our technologies into existing weapons systems. For years, Metal Storm has been a developer of technologies and ideas. The challenge for Metal Storm in the future will be to integrate the best of our technologies into actual systems that work in the field and can be integrated into platforms currently in use by militaries around the world. The most successful defense contractors sell systems, rather than technologies, and we believe our future lies in being a systems integrator.

Engineering

     Metal Storm is engaged in a focused period of engineering work that will include testing and prototyping the various elements of our 40mm weapons system. Our next task is to develop a high explosive round for the 40mm weapons system. This engineering effort is expected to continue through the second half of 2005. We expect to conduct a full demonstration of the system using high explosive rounds by the end of 2005. Our key engineering goal is to be able to put forth a final design to commence certification of the 40mm weapons system to the U.S. military in the second half of 2006. For the balance of 2005, our engineering team is expected to devote approximately 80% of its capacity to further developing the 40mm weapons system and munitions, 10% on small caliber systems and 10% on the technological development of a supersonic launch system for specialized weapons application.

Business Development

     Our strategy is to focus on winning commercial contracts for the supply and integration of complete weapon systems that employ Metal Storm’s technology. Our business model is that of a systems integrator, utilizing our unique technology as the foundation for growing a wider business. We aim to generate a range of products that exploit the unique selling points of our technology and which match current market needs in areas where sustainable long-term profit growth is possible. Our business development effort is focused on building a customer base for a line of products based on our 40mm weapons system technology.

     A key element of our business development strategy is the use of live-fire demonstrations to showcase the technical and operational capabilities of our technology and prototype products. These demonstrations serve a technical development and data gathering purpose, and a business development purpose. Typically we would aim to conduct these demonstrations for a select audience of military and defense industry decision-makers.

     Metal Storm also seeks business partners who are experts in key areas such as target acquisition and aiming, turreting and recoil management systems, and communications protocols. In the area of targeting, we are interested in all available technologies, including optical, laser, radar and infrared functionalities. We are also seeking partners among software and communications companies that can help Metal Storm further develop the essential command, control, communications and computer capabilities needed for remotely controlled systems. As business development efforts continue, we expect to receive contracts to produce prototypes and otherwise take our products through the development and testing phases.

Technology

     Metal Storm’s technology is an electronically initiated, stacked projectile system that removes the mechanisms required to fire a conventional weapon. Effectively, the only parts that move in Metal Storm’s technology are the projectiles contained within the barrels. Multiple projectiles are stacked in a barrel. The technology allows each projectile to be fired sequentially from the barrel.

     Metal Storm’s fully loaded barrel tubes are essentially serviceable weapons, without the traditional ammunition feed or ejection system, breech opening or any other moving parts. Metal Storm barrels can be effectively grouped in multiple configurations to meet a diversity of applications.

     Metal Storm’s technology is ideally suited to the new generation of ‘network centric’ weapons that are designed to connect with today’s battlefield. Importantly, Metal Storm enabled systems are capable of local or remote operation through a computerized fire control system.

     Our technology achieves its performance through the concept of numerous projectiles stacked in a barrel, in which each projectile has its own propellant load, such that the leading propellant can be reliably ignited to fire the projectile, without the resulting high pressure and temperature causing unplanned blow-by ignition of the following propellant load, and without collapse of the projectile column in the barrel.

     Our technology has the following features and benefits:

•	electronically programmable rates of fire from single shots to ultra-rapid rates;

•	no moving parts, resulting in increased reliability and availability because there is less maintenance required and decreased possibility of malfunction;

•	increased firepower to weight ratio resulting in a lighter weapon with greater firepower compared to conventional weapons;

•	modular pods that could operate as a complete weapon system in one container;

•	100% electronic operation;

•	the potential of grouping multiple calibers and multiple lethalities in one gun allowing the user to vary the use to a specific situation;

•	numerous hybrid configurations and Special Forces applications that could result in enhanced capabilities for use behind enemy lines; and

•	fast second round strike capability before recoil effect.

Internal Product Development

     Our internal product development program is principally focused on a weapon system for unmanned systems. We are also working on other applications, including crew-served weapons systems and individual combat systems. While our technology may be used across a wide range of calibers, we are focusing on the 40mm caliber because it is used extensively in military applications and, thus, offers the best potential for commercialization.

Weapon system for Unmanned Ground Vehicle

     We are working with the U.S. Army’s Armaments Research, Development and Engineering Center (“ARDEC”) in integrating our 40mm weapon system with an unmanned ground vehicle. In March 2005, we successfully completed a series of live fire demonstrations that were held at the U.S. Army’s range facility at Picatinny Arsenal in New Jersey. The demonstrations consisted of multiple live firings of a purpose-built version of the Metal Storm 40mm weapon system, mounted on an unmanned ground vehicle. During the demonstrations, the Metal Storm-equipped vehicle engaged a variety of targets, including simulated personnel, an armored personnel carrier, and a bunker, with pyrotechnic rounds. The purpose of the demonstration was to showcase the technical and operational capabilities of the Metal Storm 40mm weapon system combined with a robotic platform currently in use by the U.S. military.

Weapon system for Unmanned Aerial Vehicle

     We are developing a weapon based on our 40mm ballistics system for mounting on unmanned aerial vehicles to provide a combat capability. We are working with Dragonfly Pictures Inc., a U.S. designer/manufacturer of unmanned helicopters, to create a weaponized version of its DP-4X Vertical Take Off and Landing Unmanned Aerial Vehicle for demonstration of the capability.

     In May 2004, initial test firings of our weapon system from a DP-4X were conducted. The tests included a firing of inert 40mm grenade rounds in rapid sequence four-shot bursts from two lightweight grenade launchers mounted on a DP-4X. The firings successfully demonstrated the integration of our generic 40mm ballistics system with the remotely operated DP-4X.

     This project remains firmly on foot. The next step is to conduct a set of full in-flight test firings followed by planned live firing demonstrations to U.S. defense authorities, with demonstrations anticipated to occur later in 2005. We expect that a successful demonstration will provide data to determine the efficacy of potential applications.

Fire Fighting System

     Metal Storm has been investigating a concept for a fire fighting capability in which containers of fire retardant canisters are substituted for ammunition and placed into multi–barreled pods based on our 40mm ballistics system, sharing the same core components and support systems. A fire-fighting system that is mounted on a fire truck and fired electronically could use these pods to rapidly target and launch fire-retardant chemicals on to a fire or hazardous chemical spill, or to quickly lay a fire-retarding belt. Market feedback on the operational feasibility and likely take up of such a fire fighting product has, however, shown that it is unlikely to generate the levels of income in the time frames previously envisaged. Consequently, this project has been downgraded in our priority list and we have no fixed milestones for its development. However, we continue our collaboration with Pyrogen Australia Pty Limited, which is seeking a rapid delivery system for its halon fire-retardant alternative.

Handgun

     We have been developing a production prototype “smartgun” version of the Metal Storm electronically initiated handgun, which is based on our small caliber launching system in conjunction with the New Jersey Institute of Technology (“NJIT”). Using the NJIT’s Dynamic Grip Recognition authorizing technology, this product would be designed to meet the requirements specified under legislation in the State of New Jersey that become effective in 2007, and then other markets.

     There is currently a variety of gun locking systems designed to restrict access to unauthorized users that can be added to existing handguns. Manufacturers have, however, experienced difficulty in developing conventional mechanical handguns that operate effectively and practically when the electronic or other authorizing systems are added. By contrast, because the Metal Storm handgun is 100% electronic, it avoids the problems associated with most add-on electronic systems. The electronically initiated handgun is designed with an ease of integration with a variety of electronically controlled user and authorizing devices.

     After thorough analyses of the state of our handgun technology, the challenges of obtaining certification, likely production and marketing costs, the state of competition and market sensitivities, and the time and funds required to successfully generate a product, it is clear that the handgun, in either its basic or smartgun form, should not be a primary focus for internal investment at this point. We will, however, continue to collaborate with and explore alternative strategies with external parties for the commercial development of the handgun and we will continue to add to our technical base in this area through work done on small caliber military systems.

Individual Combat Weapon

     We are investigating the feasibility of applying our technology to an individual combat weapon and, in particular, a single barrel, multi-round grenade launcher based on our 40mm ballistics system.

External Development Programs

     In addition to our internal product development programs, we seek external funding from military and government agencies to develop products in collaboration with other parties.

Area Denial Weapon System

     In June 2000, the Commonwealth of Australia approved a program to develop a prototype mortar box system for an area denial weapons system (“ADWS”) for use in minefield replacement. The objective of this program was to develop and demonstrate the feasibility of a multi-barrel mortar box capable of launching 40mm ammunition at electronically variable and ultra-rapid rates of fire.

     We have undertaken this program in collaboration with the Australian Defense Science & Technology Organization (“DSTO”), the U.S. Defense Advanced Research Projects Agency and an international consortium, of which Metal Storm is a major consortium member. The agreement to formalize the consortium members’ rights and obligations was finalized in May 2002 and is due for completion mid 2005. Under the program, each of the participants will retain ownership of the intellectual property related to its own technology and any developments and improvements to that technology.

     The ADWS consists of a system of individual Metal Storm multi-barrel stacked-projectile pods, integrated into a networked array and linked to intrusion sensors and a fire control system. The ADWS 40mm weapon system is part of Metal Storm’s primary platform for development.

     Live fire demonstrations were conducted in May 2005 during which the ADWS engaged simulated targets based on information provided by a computerized sensor system. The demonstration system comprised four weapon pods, each containing four barrels, networked and linked to a command and control station. Each demonstrator pod has the capability to fire up to 20 projectiles in varying user-selectable combinations including rates of fire, barrel selection and firing sequence. Firing responses included a range of combinations from single shots through to a rapid-fire burst of 20 projectiles at 1,500 rounds per minute. The pods are able to fire at a maximum rate of 6,000 rounds per minute. More barrels can be added to each pod to increase payload as required.

     Australia is a signatory to the 1997 Ottawa Treaty that bans the use of Anti-Personnel Land Mines (“APLs”). Due to the banning of APLs, the Australian Defense Force needed to identify a more appropriate weapon system to deny access by a dismounted enemy to large areas of ground. The ADWS project was established to produce a concept weapon system alternative to APLs that is complaint with the Ottawa Treaty.

     The ADWS system aims to demonstrate area denial technology that can overcome the indiscriminate nature of land mines by addressing the requirement for a human-in-the-loop to initiate the weapon system. In addition to land mine replacement and area denial applications, the ADWS may have potential for other uses such as airfield defense and defense of ships against close-in terrorist attack.

     We are in the process of determining appropriate strategies and industry partnerships to take the ADWS concept to a commercialization stage.

Advanced Individual Combat Weapon

     In May 2001, the Australian Department of Defence approved a program to develop, in conjunction with an international consortium consisting of international defense companies, a concept technology demonstrator for a hybrid electronic/mechanical assault rifle, which has been named the “Advanced Individual Combat Weapon”. We believe the Advanced Individual Combat Weapon has the potential to replace the Australian Army’s current assault rifle. The proposal plans to integrate our technology with an individual combat weapon and a range of other technologies to fire 40 millimeter bursting munitions in addition to the North Atlantic Treaty Organization’s standard 5.56 millimeter kinetic rounds. In November 2001, the Weapons System Division of DSTO announced that it had successfully developed an early-stage prototype Advanced Individual Combat Weapon.

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

     This weapon will be a hybrid assault rifle with an additional barrel incorporating our technology and providing the combat soldier with a range of enhanced weapon capabilities. It will integrate commercial-off-the-shelf products for enhancing surveillance, communication, target detection and target engagement with our ballistics technology. We anticipate that the fire power component of this weapon will include NATO standard 5.56 millimeter rounds, initiated mechanically or electrically, and also integrate our stacked rounds technology to fire a variety of 40 millimeter munitions.

     This DSTO-led concept technology demonstrator program will continue to be developed in 2005 with a final demonstration expected in the second half of the year.

Small Business Innovation Research Programs

     Our technology has led to the awards of Small Business Innovation Research (“SBIR”) programs over the past few years. The U.S. Department of Defense SBIR program funds early stage research and development projects that serve defense needs and have the potential for commercialization in private sector or military markets. SBIR proposals pass through three phases. Phase I is a six-month commercial feasibility concept stage. Success at this level can lead to an invitation to participate in a Phase II award of up to $750,000 over two years to develop the proposal to prototype stage. Phase III requires private sector funding to take the technology to commercialization. In addition, the SBIR program provides for private funding into Phase II that can fast-track approvals and attracts up to $4 from the U.S. Department of Defense for every $1 of private contribution, thereby leveraging private sector investment.

     SBIR program awards for our technology include:

•	U.S. Navy. In August 2004, the U.S. Navy made a SBIR Phase I award to our U.S. subsidiary Metal Storm Inc., which has taken the lead role in a U.S. Navy program to develop a system to defeat incoming rocket propelled grenades (“RPGs”). We are the prime contractor in this funded program designed to demonstrate the feasibility of producing a RPG defense system that integrates Metal Storm’s technology with the sensor, mount and fire control system of subcontractor Northrop Grumman. Phase I of the program was aimed to develop the system concept. A Phase II proposal has been submitted and we are awaiting a determination.

•	U.S. Office of Naval Research. In January 2003, the U.S. Navy’s Office of Naval Research made a SBIR Phase I award to our teaming partner Schappell Automation Corporation Inc. This SBIR program utilizes our technology in an innovative weapon system that can deliver a variety of projectiles against a number of different threats. The system is designed for use on naval vessels for close-in threats and can also be used to protect port facilities and berthed ships. A Phase II proposal has been submitted and we are awaiting a determination.

•	U.S. Army Research Office. In December 2002, the U.S. Army Research Office made a SBIR Phase I award to our teaming partner Schappell Automation Corporation Inc. The program provides for a lethal and less-than-lethal Metal Storm weapon pod system. The objective of this SBIR program is to develop the use of our technology to deliver special projectiles from a multi-barrel pod that can be either hand-held or mounted on a robot. A Phase II proposal has been submitted and we are awaiting a determination.

Munitions Development

     We are developing ammunition and single use, replaceable multi-shot cartridges in which the ammunition will be supplied. We are specifically designing ammunition for use in weapons utilizing our technology, particularly to support activities in the key caliber area of 40mm. We have developed and fired kinetic and pyrotechnic munitions and are now working to produce a range of lethal and less-than-lethal munitions calibers to support our weapon programs.

     In addition to our internal development efforts, we are working in collaboration with the US Army’s Armament Research Development and Engineering Center under a Cooperative Research and Development Agreement that is currently in the process of being upgraded to broaden its scope. We are also pursuing commercial teaming arrangements with other third parties.

Research Agreements with Government Agencies

DSTO Research Agreement

     In April 2001, we entered into a five-year research agreement, which was amended in September 2002, with the Commonwealth of Australia as represented by the Defense Science & Technology Organization. Pursuant to this agreement, we have granted DSTO a non-exclusive, worldwide, perpetual license to use our scientific and technical know-how and information in relation to their gun hardware and gun system technology for defense use and international collaboration.

     This agreement also specifies our intellectual property ownership rights, and sets out the terms and conditions under which we may commercialize the technology developed under it. In particular, this agreement provides that any improvements to our gun hardware or gun system technology, including the intellectual property, developed or acquired by or for DSTO from DSTO’s further research, will be owned by us. However, we must pay royalties to DSTO at agreed rates if they commercialize such improvements.

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

Competition

     Until we commercialize a product using our technology, we continue to compete for technology research and development grants available through various areas that are administered by the U.S. Department of Defense and other government agencies, including, for example, under the SBIR Program.

     The commercial success of products that we develop will depend in part on competing products. Large, well-established defense companies and other entities with collaborative arrangements with the government are also engaged in research and development and may have considerably greater resources than us to develop applications for defense technology. We cannot be certain that our competitors will not succeed in developing technologies and products that are more effective than any which we are developing, or which would render our technology and products obsolete or non-competitive.

     We also compete with manufacturers of handguns in developing the technology for our handgun. These companies are in the process of developing or have developed technology similar to ours that may have some of the same or similar features to our handgun.

Regulation

     Our research and development activities are, and the production and marketing of the products that we are developing are likely to be, subject to regulation by governmental authorities in Australia, the United States and other countries where we may market our technology. Prior to marketing, our technology and any product may be required to undergo rigorous testing as well as extensive regulatory approval processes.

Australia

     We have authority under the Weapons Act 1990 (Queensland) to engage in scientific or experimental work. In compliance with the Australian Weapons Act and Australian Controls on the Export of Defense and Strategic Goods, we have a weapons movement procedure policy. We do not currently envisage manufacturing any products in Australia, however, in the event that we do, we would be required to obtain a manufacturer’s license to enable us to manufacture and export our products. In addition, we would be regulated by the Australian Department of Defence Export Controls under which we would be required to obtain an export distribution license. Licenses and permits may be difficult to obtain and retain depending on government policies, customs, changes in political leadership, and other factors. These processes and obtaining licensing and permits may take many years and require the expenditure of substantial resources.

     To the extent our activities under Australian government contracts may require access to or result in the development of information classified by the Australian government, such activities may become subject to Australian government regulations.

     Products to be manufactured using our technology may also be subject to government regulation. These may include regulations governing use, specification, manufacture, handling, disposal, packaging, labeling, transport and import and export in Australia and in each of the countries into which such products are intended to be exported.

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

Intellectual Property

     We principally rely upon patents, trade secret, copyright and contract law to protect the intellectual property in our proprietary technology. See Item 3D “Key Information – Risk Factors” for a discussion of risks associated with protecting our intellectual property.

     We aggressively pursue patent applications for new inventions. Since our inception, we have filed many patent applications, including, but not limited to, applications relating to:

•	barrel technology;

•	technology related to encoding weapons to permit authorized access only;

•	ammunition and projectiles;

•	electronic firing technology;

•	area denial; and

•	fire fighting.

     As of December 31, 2004, we had

•	14 granted U.S. patents and 26 pending U.S. patent applications;

•	18 granted Australian patents and 21 pending Australian patent applications;

•	4 pending international Patent Co-operation Treaty applications that designate the United States and Australia as well as all other signatory countries; and

•	81 other patents granted outside the United States and Australia and 258 pending applications outside the United States and Australia.

Raw Materials

     We use the following principal raw materials: aluminum, steel, steel alloys, graphite fiber, epoxy resins, adhesives, nitrates, propellants and general electronic materials. Such materials are easily obtained from a variety of sources and are generally readily available in the market. With the exception of aluminum and steel, the prices of such materials have not been subject to large fluctuations.

Seasonality

     Our business is primarily research and development and is not subject to seasonality fluctuations. However, U.S. Department of Defense contracts are typically awarded on a cyclical basis, and many of our research and development programs will follow this cycle.

C. Organizational Structure

     Not applicable.

D. Property, Plant and Equipment

     We lease approximately 3,347 square feet of office space in Brisbane, Australia. The annual gross rental payments are approximately $83,470 payable in monthly installments of approximately $6,956. The lease expires on December 31, 2006.

     We lease approximately 6,149 square feet of office space in Arlington, Virginia. The annual gross rental payments are $196,764, payable in monthly installments of approximately $16,397. The lease was entered into on January 1, 2005 and expires on April 30, 2010. The previous lease for office space in Arlington, Virginia, was for 2,451 square feet of office space and expired on December 31, 2004.

     In connection with the ProCam business, we leased approximately 21,400 square feet of warehouse space and approximately 3,600 square feet of office space in Mill Creek, Washington. The annual gross rental payments are $226,640, plus an annual adjustment for inflation, payable in monthly installments of approximately $18,886. The lease was entered into by ProCam on September 1, 2002 and expires on June 30, 2007. On June 1, 2005, we sold the ProCam business to Monroe Machine Products, Inc.

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

A. Operating Results

Overview

     We are a defense technology company that develops projectile launching systems utilizing electronically fired, stacked projectile technology.

     Since incorporation in 1994, we have incurred approximately $26.3 million in operating losses. Our losses have resulted principally from costs incurred in research and development and from general and administrative costs associated with our operations.

     We intend to continue to devote substantial resources to research and development as we transition our technology from proof of concept to product implementation. Most of our funding for our external development programs has come from equity capital raisings in Australia. We have also received revenue from grants and contracts under various government programs. We fund our internal product development through our accumulated funds.

     We expect to continue to incur losses as we expand our product development and commercialization programs. We expect that losses will fluctuate from period to period and that such fluctuations may be substantial as a result of, among other things, the results of our research and development programs, the number of future prototypes we produce and test and potential design changes required as a result of testing. We are in the latter stage of product development and do not expect any revenues from product sales until at least the second half of 2006. While there has been significant interest in our prototypes, we cannot give assurance that we will manufacture or sell our products successfully or ever achieve or sustain profitability.

     In December 2003, we acquired ProCam Machine LLC, which manufactures precision-machined parts for the defense, electronics, aircraft and space propulsion industries. The excess of purchase price over the fair value of net assets was allocated to identified intangibles with the remainder of the excess being allocated to goodwill. In December 2004, we wrote off the goodwill on the acquisition of ProCam as we assessed it as being impaired and the likelihood of future benefits being received was deemed to be minimal. There was no purchased R&D, no restructuring or exit costs or contingencies related to the acquisition. ProCam was unprofitable and the goodwill on the acquisition was fully written down in 2004. On June 1, 2005, we sold the ProCam business to Monroe Machine Products, Inc.

Where We Derive Our Revenue

     Until fiscal 2003, our principal source of revenue has been interest income earned on our cash held on deposit and cash equivalents.

     From December 2003 through May 2005, we owned the ProCam business, which earned revenue from the sale of its precision-engineered parts that are made to customer specifications. Revenue was recognized on delivery of the goods to (and acceptance by) the customers.

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

     We believe the following are our critical accounting policies that affect our more significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

     A sale is recorded when goods have been delivered to and accepted by the customer pursuant to a fixed price sales order, collectibility of the selling price is reasonably assured and the associated risks have passed to the customer. There are no further performance obligations once the customer has accepted the goods.

     We receive non-refundable government grants that fund our efforts in specific research and development projects. These grants generally provide for reimbursement of approved costs incurred as defined in each agreement and are expected to fully cover our costs for the specific research and development projects. We recognize grant income when key milestones set within each agreement are achieved and accepted by all parties to the grant. At that point collectibility is reasonably assured. Revenue for each milestone achieved is fixed up front. Once each milestone is reached and approved, the grantor is obligated to pay us and we have no further significant obligations in relation to that part of the milestone.

     We recognize interest income as it is earned and when collectibility is reasonably assured.

Research and Development Expense

     Research and development expense, which includes personnel costs, manufacturing expenses and outsourcing services, consists of expenditures for research we conduct and includes our share of costs we incur under research arrangements, grants and contracts with governments. We expense research and development expenses as they are incurred. We have not entered into any research and development agreements that would require government grants and contracts to be recorded as an offset to research and development expenses in accordance with the AICPA Audit and Accounting Guide: Audits of Federal Government Contractors.

     In addition, although we believe that our patents and underlying technology have continuing value, the future benefits to be derived are uncertain. We therefore include patent costs under research and development expenses rather than capitalizing them.

Non-Cash Stock Compensation

     We have elected to account for our stock option plan in accordance with Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees and related interpretations (“APB 25”) and adopt the disclosure-only provisions of SFAS No. 123: Accounting for Stock-Based Compensation (“SFAS 123”). Under APB 25, we recognize compensation expense for stock option grants to the extent that the fair value of the stock exceeds the exercise price of the option at the measurement date. Unearned compensation expense is charged against operations ratably over the vesting period of the options. For disclosure purposes under SFAS 123, stock options are valued at the measurement date using the Black-Scholes option valuation model and compensation costs are recognized ratably over the vesting period.

Goodwill

     We recorded goodwill from the purchase of ProCam Machine LLC, which was effective December 1, 2003. In accordance with SFAS No. 142, Accounting for Goodwill and Intangible Assets, no amortization has been recorded for goodwill. SFAS No. 142 requires that goodwill be assessed annually for impairment.

     Goodwill represents the excess of the cost of businesses acquired over the fair value of the identifiable net assets acquired. We test goodwill for impairment annually, and on an interim basis if events or changes in circumstances between annual tests indicate that the asset might be impaired, using the two-step process prescribed in SFAS 142. The first step is a comparison of the fair value of the reporting unit with its carrying amount, including goodwill. If this step reflects impairment, then the loss is measured as the excess of the recorded goodwill over its implied fair value. Implied fair value is the excess of the fair value of the reporting unit over the fair value of all identified assets and liabilities.

Comparison of Annual Results of Operations

2004 compared with 2003

     Operating income. Operating income increased from $462,732 in 2003 to $3,884,753 in 2004 due to revenue generated from the ProCam business during 2004. As ProCam was acquired in December 2003, only one month of revenue from ProCam was reflected in operating income during 2003.

     Operating expenses. Total operating expenses increased $8,614,310 (154.4%) from $5,580,374 in 2003 to $14,194,684 in 2004. As described in more detail below, the increase was primarily due to the acquisition of ProCam in December 2003. Significant movements in operating expenses were:

•	Cost of goods sold increased $923,789 (291.8%) from $316,590 in 2003 to $1,240,379 in 2004 as a result of cost of goods sold attributable to ProCam for a full fiscal year.

•	Research and development expenses increased $1,089,876 (33.8%) from $3,224,112 in 2003 to $4,313,988 in 2004 principally because of higher research and development activity in both the United States and Australia, including higher research and development activity related to our core 40mm technology.

•	Depreciation and amortization increased $372,586 (665.3%) from $56,000 in 2003 to $428,586 in 2004 principally due to the depreciation expense associated with assets acquired as part of the acquisition of ProCam.

•	An impairment loss of $1,529,941 was recorded in 2004. We previously recorded goodwill from the purchase of ProCam in December 2003. In accordance with SFAS No. 142, Accounting for Goodwill and Intangible Assets, we conducted an annual impairment test for goodwill in 2004 and determined that goodwill was impaired based on our assessment of the fair value of the manufacturing segment and the allocation of fair value to the assets and liabilities of that segment. Accordingly, consistent with SFAS No. 142, the goodwill was written off.

•	Rentals on operating leases increased $288,670 (244.7%) from $117,960 in 2003 to $406,630 in 2004 primarily due to a $226,604 operating lease rental expense for ProCam, as well as inflationary adjustments to existing operating lease rentals.

•	General and administrative expenses increased $4,412,942 (239.3%) from $1,843,805 in 2003 to $6,256,747 in 2004 primarily due to the hiring of additional employees and expenses associated with the acquisition of ProCam in December 2003 as well as an increase in insurance premiums, travel and computer costs.

•	Consulting fees-related party decreased $3,494 (15.9%) from $21,907 in 2003 to $18,413 in 2004 primarily due to board members ceasing to provide consulting services in 2004.

     Other income. Total other income increased $270,685 (70%) from $386,887 in 2003 to $657,572 in 2004 primarily due to an additional $375,051 interest earned on a higher level of cash held as deposits and cash equivalents in 2004 that resulted from the raising of $15.7 million in equity in May 2004 partially offset by higher interest expenses relating to the bank loan and capital leases of ProCam.

     Net Loss. As a result of the foregoing, our net loss increased from approximately $4.7 million in 2003 to approximately $9.7 million in 2004. Our net loss in 2004 includes a loss of approximately $1.2 million incurred by ProCam (excluding the impairment of goodwill), which was in part due to low sales following a downturn in the key markets in which ProCam operates. Due to our continuing losses, no income tax expense has been recognized.

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

     Operating expenses. Total operating expenses increased $159,930 (3%) from $5,420,444 in 2002 to $5,580,374 in 2003. As described in more detail below, the increase was primarily due to the acquisition of ProCam in December 2003. Significant movements in operating expenses were:

•	Cost of goods sold was $316,590 in 2003 and related to sales made by ProCam in December 2003. We had no sales or cost of goods sold in 2002. As a result of December 2003’s low margin sales, gross margin was negative.

•	Research and development expenses decreased $222,295 (6%) from $3,446,407 in 2002 to $3,224,112 in 2003 principally because we did not make payments to DSTO in 2003 as we did in 2002.

•	Depreciation and amortization increased slightly from $53,982 in 2002 to $56,000 in 2003 due to the inclusion of $3,333 for amortization of intangibles recognized on the acquisition of ProCam.

•	Rentals on operating leases decreased $6,331 (5%) from $124,291 in 2002 to $117,960 in 2003 primarily due to the impact of accounting for a rent free period at our premises in Brisbane, Australia. These rentals are operating lease commitments primarily for the rental of office premises in Brisbane, Australia; Arlington, Virginia and, since December 2003, Seattle, Washington.

•	General and administrative expenses increased $344,861 (23%) from $1,498,944 in 2002 to $1,843,805 in 2003 primarily due to the hiring of additional employees and expenses associated with the acquisition of ProCam in December 2003 and an increase in the insurance premium and computer costs offset by a decrease in consulting fees.

•	Legal fees-related party decreased from $120,996 in 2002 to none in 2003 because a director associated with our Australian law firm resigned as a director in 2003.

•	Consulting fees-related party decreased $153,917 from $175,824 in 2002 to $21,907 in 2003 primarily because our former Chairman, Admiral William Owens, ceased receiving consultancy fees in 2003 and because a director who provided consulting services in 2002 resigned as a director in 2003.

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

Effects of Currency Fluctuations

     Our functional currency is the Australian dollar. We note that the functional currency of our subsidiaries Metal Storm Inc. and Metal Storm U.S.A. Limited is the Australian dollar and the functional currency of ProCam Machine LLC is the U.S. dollar. We translate our financial statements denominated in foreign currency in accordance with SFAS No. 52, Foreign Currency Translations. The reporting currency for all periods presented is the U.S. dollar. We translate our balance sheet accounts at the end of period exchange rate and our statement of operations accounts at the average exchange rate for the period.

     Costs not effectively denominated in U.S. dollars are re-measured in to U.S. dollars, when recorded, at the prevailing exchange rates for the purposes of our financial statements. Consequently, fluctuations in the rates of exchange between the U.S. dollar and non-dollar currencies will affect our results of operations. An increase in the value of a particular currency relative to the U.S. dollar will increase the U.S. dollar reporting value for transactions in that particular currency, and a decrease in the value of that currency relative to the U.S. dollar will decrease the U.S. dollar reporting value for those transactions.

     The effect of foreign currency translation for U.S. dollar reporting purposes is reflected in our financial statements in the statements of changes in stockholders’ equity and is reported as accumulated other comprehensive income (loss). At December 31, 2004, the impact of the foreign currency translation was an accumulated other comprehensive income of $762,892 compared to accumulated other comprehensive income of $80,353 at December 31, 2003. The fluctuations are caused by fluctuations in the exchange rate between the Australian dollar and the U.S. dollar. We have not entered into any hedging arrangements to mitigate the effects of currency fluctuations.

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

The following table sets forth our consolidated cash flows for the past three years.

	Year ended December 31,
	2004	2003	2002
Net cash used in operating activities	$(7,703,543)	$(4,311,892)	$(3,989,210)
Net cash used in investing activities	(826,318)	(210,284)	(15,111)
Net cash provided by financing activities	13,670,226	4,812,152	5,131,291
Effect of exchange rate changes on cash	628,831	1,217,643	284,883

Net increase in cash and cash equivalents	$5,769,196	$1,507,619	$1,411,853

     Cash used in operating activities in each of the past three years consisted primarily of losses incurred in operations. In 2004, approximately $1.2 million of the operating loss was incurred by ProCam. See Item 5A “Operating and Financial Review and Prospects – Operating Results”.

     Our net cash used in investing activities primarily related to the acquisition of property and equipment in 2002 and the acquisition of ProCam in 2003. In 2004, the net cash used in investing activities related primarily to the acquisition of property and equipment as well as a $622,671 payment made in respect of a restricted deposit.

     Our net cash provided by financing activities in each of the past three years related primarily to offerings of ordinary shares. In August 2002, we raised $5.0 million in a private placement of ordinary shares. In October 2003, we raised $4.9 million through a Share Purchase Plan that was only available to shareholders resident in Australia and New Zealand. In May 2004, we raised approximately $15.8 million in a placement of ordinary shares to sophisticated and institutional investors outside the United States.

Borrowings

     We had no borrowings until we assumed indebtedness of ProCam in connection with the acquisition of ProCam in December 2003. We had a short-term bank loan of $432,637 resulting from this acquisition that expired in February 2004. In January 2004, a new line of credit was established that will mature in January 2006, with an interest rate of 4.6% and offsetting interest earned on deposits at 2.5%. As of December 31, 2004, we had outstanding bank loans equal to $647,729 and capital lease obligations of $666,759 (net present value) that related to ProCam. See Note 10 to our financial statements for detail on our capital lease obligations.

Other Material Commitments

     We had no material capital expenditures during the past three years and do not expect to incur any material capital expenditure in 2005.

Future Cash Needs

     We expect that operating expenses will continue to be the principal use of our cash resources. We believe that our cash and cash equivalents of $11.8 million as at December 31, 2004 will provide us with sufficient capital to fund our operations until at least June 2006. We will likely need to raise additional sources of funding and may seek it through public or private equity or debt financings. The sale of additional equity or convertible debt could result in dilution to our stockholders. Additional debt would result in increased expenses and could result in covenants that would restrict our operations.

C. Research and Development: Patents and Licenses

     Our primary activity since incorporation in 1994 has been the research and development of our technology. Expenditure on this activity was $4.3 million, $3.2 million and $3.4 million for the years ended December 31, 2004, 2003 and 2002, respectively. Our policy is to focus our research on selected internal product development projects as well as external development programs under which we work in collaboration with other parties. See Item 4B “Information on Metal Storm – Business Overview”.

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

Recent Pronouncements

     We account for stock-based compensation utilizing the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion No. 25. Accounting for Stock Issued to Employees and related Interpretations (“APB 25”). Accordingly, no compensation expense is recognized because the exercise prices of these employee stock options equal or exceed the estimated fair market value of the underlying stock on the dates of grant.

     In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123R, Share-Based Payment (“SFAS 123R”). SFAS 123R is a revision of SFAS 123, Accounting for Stock Based Compensation, and supersedes APB 25. Among other items, SFAS 123R eliminates the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize in the financial statements the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards. The effective date of SFAS 123R is the first reporting period beginning after June 15, 2005, although early adoption is allowed. SFAS 123R requires companies to adopt its requirements using a “modified prospective” method or a “modified retrospective” method. Under the “modified prospective” method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS 123R for all share-based payments granted after that date, and based on the requirements of SFAS 123 for all unvested awards granted prior to the effective date of SFAS 123R. The “modified retrospective” method also permits entities to restate financial statements of previous periods based on pro forma disclosures made in accordance with SFAS 123.

     We currently utilize a standard option pricing model (i.e., Black-Scholes) to measure the fair value of stock options granted to employees for pro forma purposes. While SFAS 123R permits entities to continue to use such a model, the standard also permits the use of a “lattice” model. We have not yet determined which model we will use to measure the fair value of employee stock options upon the adoption of SFAS 123R.

     SFAS 123R also requires that the benefits associated with the tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. We have not yet determined what effect, if any, this change will have on future periods.

     We currently expect to adopt SFAS 123R effective July 1, 2005; however, we have not yet determined which of the aforementioned adoption methods we will use.

     Please see Note 1 to our financial statements for a discussion of other recent accounting pronouncements.

E. Off — Balance sheet arrangements

     Not applicable.

F. Tabular disclosure of contractual obligations

     The following table summarizes our contractual obligations and commitments as of December 31, 2004:

	Payments due by period
		Less than			More than
	Total	1 year	1-3 years	4-5 years	5 years
Operating leases	$1,979,889	$556,741	$1,128,755	$219,273	$75,120
Capital leases for ProCam (a)	750,365	258,452	444,636	47,277	—

Total	2,730,254	815,193	1,573,391	266,550	75,120

(a)	Metal Storm sold the ProCam business to Monroe Machined Products, Inc. on June 1, 2005. For a description of the agreement, see Item 10.C. “Additional Information – Material Contracts”.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

     The following people comprise our board of directors and senior management:

Name	Position
Terence J. O’Dwyer	Interim Chairman
General Wayne A. Downing	Director
Dr. Daniel L. Alspach	Director
Bruce S. McComish	Director
David A. Smith	Chief Executive Officer and Managing Director
James D. MacDonald	Chief Financial Officer and Company Secretary
Ian A. Gillespie	General Manager
George L. Bergeron III	Chief Technology Officer

     Terence J. O’Dwyer. Mr. O’Dwyer, a chartered accountant in Australia, has been a director of Metal Storm since 1998. He is the Chairman of BDO Kendalls, a large Queensland public accountancy firm of which he has been a partner for 27 years. He is also a director of Bendigo Bank Limited, Qld Theatre Co and is the Chairman of MFS Limited and Brumbys Bakeries Holdings Limited. Mr. O’Dwyer’s past Board and government authority appointments include Leutenegger Limited, the Australian Financial Institutions Steering Committee, membership of the North Brisbane Regional Hospitals Board, the Legal Aid Commission and CS Energy Limited.

     General Wayne A. Downing (U.S. Army (retired)). Appointed as a director of Metal Storm in October 1999, General Downing resigned from the Board in October 2001 following his appointment as U.S. National Director and Deputy National Security Advisor for Combating Terrorism. Following completion of this service, he was re-appointed a director of Metal Storm in October 2002. General Downing retired from active service in the military in 1996 after a distinguished 34-year career in the U.S. Army. He served two combat tours in Vietnam as a junior infantry officer. His career included commands in infantry, armored, airborne, special operation and joint units. He commanded all U.S. special operations forces during the 1989 invasion of Panama and commanded a joint special operations task force during the first Gulf War. General Downing culminated his career as Commander in Chief of the U.S Special Operations Command, where he was responsible for all special operations forces in the U.S. Army, Navy and Air Force. He is the Chair of West Point’s Combating Terrorism Center and a director of the U.S. based technology company, Science Applications International Corporation.

     Dr. Daniel L. Alspach. Dr Alspach was appointed a director of Metal Storm in August 2003. Until mid-2003 Dr Alspach served as Chairman and Chief Executive Officer of ORINCON Corporation International, the systems integration and information technology company he co-founded in 1973. Dr Alspach led many of ORINCON’s efforts, including contracts with DARPA, the U.S. Navy and other government customers. Prior to co-founding ORINCON, he was a tenured Professor of Engineering at Colorado State University and took a visiting Professorship in Engineering at the University of California in San Diego. Dr Alspach holds a Bachelor and Master of Science Degree in Physics from the University of Washington and a Ph.D. in Engineering Sciences from the University of California in San Diego.

     Bruce S. McComish. Mr. McComish was appointed a director of Metal Storm in October 2004. From April 2001 to April 2005, he served as Chairman of the Australian investment bank BBY Limited. From 1998 to 2000, Mr. McComish was Chairman of the banking practice at the Australian law firm Corrs Chambers Westgarth and, from 1994 to 1998, he was Chief Financial Officer at National Australia Bank. He has also served as Executive General Manager of Corporate Affairs for the Australian resources company North Limited. Mr. McComish also worked for 18 years in senior financial positions around the world with Unilever Plc. Mr. McComish is a Fellow of the Australian Society of CPA’s and a Fellow of the Australian Institute of Chartered Accountants. He is a director of New Prophet Investments Pty Ltd, New Prophet Capital Partners Pty Ltd, BBY Retired Staff Holdings Pty Ltd, BBY Staff Holdings Pty Ltd and The Accountomist Pty Ltd, which are businesses unrelated to Metal Storm.

     David A. Smith. Mr. Smith was appointed Chief Executive Officer of Metal Storm in February 2005 and Managing Director in May 2005. Upon graduating from the United States Naval Academy, Mr. Smith went into Naval Aviation where he flew a number of Navy Tactical and Surveillance aircraft. After leaving the Navy, Mr. Smith held various senior management positions at General Electric Company, SENSIS Corporation, Amphenol and Quixote Corporation. Most

recently, Mr. Smith served as President and Chief Operating Officer of SenSyTech, Inc, a publicly traded high technology defense corporation located in the Washington, D.C. metropolitan area. Mr. Smith holds a Bachelor of Science Degree in Mechanical Engineering from the United States Naval Academy and a Master of Business Administration from Syracuse University.

     James D. MacDonald. Mr. MacDonald was appointed Chief Financial Officer and Company Secretary in October 2004. Prior to joining Metal Storm, Mr. MacDonald held similar positions with Endeavor Foundation, a charitable organization that is one of the largest of its kind in Australia, from 2000 to 2004; Grow Force Australia Limited from 1996 to 2000; and Southern Cross Pumps and Irrigation from 1993 to 1996. He has also worked with Arnott’s Biscuits Limited and was Group Accountant–Australian Operations for Spicers Paper Limited (now Paperlinx Limited) from 1986 to 1990. Mr. MacDonald is a Certified Practicing Accountant and a Fellow of the Australian Institute of Company Directors and the CEO Institute of Australia.

     Ian A. Gillespie. Mr. Gillespie was appointed as Metal Storm’s General Manager in May 2003. He is responsible for the overall management of the Australian operations of Metal Storm as well as managing the company’s investor relations and capital requirements, intellectual property protection and corporate affairs. He is also responsible for business development in Australia, Asia and Europe. Among his previous roles prior to joining Metal Storm, Mr. Gillespie held the position of Managing Director and CEO of Grow Force Australia Limited. He has also held General Manager positions with Incitec Limited, Atlas Steels Limited and Wormald International Limited. Mr. Gillespie is Fellow of the CEO Institute of Australia and a Member of the Australia Institute of Company Directors. He is a director and shareholder of Standfast Enterprises Pty Ltd, and a director and shareholder of Rugby Resources International Pty Ltd, which are businesses unrelated to Metal Storm.

     George L. Bergeron III. Mr. Bergeron was appointed Senior Vice President—Product Development in March 2004 and became Chief Technology Officer in September 2004. Based in the United States, Mr. Bergeron leads Metal Storm’s team of engineers and scientific staff both in the United States and Australia. Mr. Bergeron is responsible for directing Metal Storm’s research and development and product development efforts as well as overseeing Metal Storm’s technical projects and programs. Mr. Bergeron is a specialist in mechanical and electronic systems design, power generation and material science, with more than 25 years as a highly experienced electromechanical and electronics engineer, scientist and program manager. For the 14 years prior to joining Metal Storm, Mr. Bergeron worked for SAIC, where he held several senior positions, most recently as director of SAIC’s Technology Development Laboratory.

B. Compensation

     In 2004, the aggregate remuneration we paid and that accrued to our directors and executive officers was $1,719,269. In accordance with Australian superannuation legislation, we contributed $80,597 to superannuation funds for our directors and executive officers for their pension, retirement and other similar benefits in 2004. We employed approximately thirty-eight U.S. residents during 2004.

     As disclosed in our Australian annual report for the year ended December 31, 2004, the remuneration and benefits paid to our directors and executive officers during 2004, on an individual basis, are set out in the table below.

	Year Ended December 31, 2004				Options Issued
	Salary/							Exercise
	Board				Shares			Price per	Expiry
Name	Fees($)	Benefits (1)		Total($)	Issued	Listed	Unlisted	option(A$)	Date
James M. O’Dwyer (2)	234,718	25,367		260,085	—	—	450,000	A$0.40	6/21/2009
Wayne A. Downing	33,143	—		33,143	—	—	450,000	A$0.40	6/21/2009
Terence J. O’Dwyer	64,563	—		64,563	—	—	—	—	—
William A. Owens (3)	11,048	—		11,048	—	—	450,000	A$0.40	6/21/2009
Daniel W. Christman (3)	45,571	—		45,571	—	—	675,000	A$0.40	6/21/2009
					—	—	200,000	A$1.15	6/21/2009
					—	—	40,000	A$1.10	6/21/2009
Daniel L. Alspach	49,714	—		49,714	—	—	675,000	A$0.40	6/21/2009
Bruce S. McComish	8,286	—		8,286	—	—	—	—	—
J.D. Heipt (3)	—	—		—	—	—	—	—	—
Charles A. Vehlow (4)	247,082	263,458	(5)	510,540	—	—	225,000	A$0.40	6/21/2009

	Year Ended December 31, 2004				Options Issued
	Salary/							Exercise
	Board				Shares			Price per	Expiry
Name	Fees($)	Benefits (1)		Total($)	Issued	Listed	Unlisted	option(A$)	Date
					—	—	31,250	A$1.16	1/8/2006
					—	—	31,250	A$1.16	1/8/2006
					—	—	500,000	A$0.40	4/14/2009
					—	—	125,000	A$0.40	1/14/2009
					—	—	125,000	A$0.40	7/14/2009
					—	—	125,000	A$0.40	10/14/2009
Ian A. Gillespie	160,099	20,302	(6)	180,401	—	—	600,000	A$0.40	4/14/2009
					—	—	62,500	A$0.40	3/31/2009
					—	—	62,500	A$0.40	6/30/2009
					—	—	62,500	A$0.40	9/30/2009
					—	—	62,500	A$0.40	12/31/2009
Sylvie Moser-Savage (4)	50,702	4,563		55,265	—	—	37,500	A$0.40	2/24/2009
Arthur D. Schatz	140,385	7,279		147,664	—	—	—	—	—
G. Russell Zink	155,878	7,656		163,534	—	—	12,500	A$0.56	12/31/2007
					—	—	12,500	A$0.56	12/31/2007
					—	—	12,500	A$0.56	9/14/2007
					—	—	12,500	A$0.56	12/14/2007
James D. MacDonald	35,692	3,212		38,904	—	—	—	—	—
George L. Bergeron III	137,771	12,780		150,551	—	—	31,250	A$0.40	9/4/2009
					—	—	31,250	A$0.40	12/4/2009

(1)	Benefits include provision of health benefits and statutory superannuation contributions.

(2)	Former director who resigned in 2005.

(3)	Former director who resigned in 2004.

(4)	Former officer who resigned in 2004.

(5)	Includes termination payment of $249,856.

(6)	Includes bonus of $7,365.

Please see note 15 to our financial statements for further details on our share option plans.

C. Board Practices

     Under our constitution, our board of directors is required to be comprised of at least three directors. As of December 31, 2004, our board was comprised of six directors. Our board is currently comprised of five directors. Our directors are elected to the board of directors for a three-year term and one-third of the directors retire by rotation at each annual general meeting of shareholders.

     The board of directors has established an Audit Committee that consists of independent directors. Current members of our Audit Committee are Mr. B.S. McComish (Chairman of the Audit Committee) and Mr. T. J. O’Dwyer. We expect to appoint a third independent director to the Audit Committee by July 31, 2005.

     Under its charter, the Audit Committee:

•	retains independent auditors and reviews and discusses the independence of the auditors;

•	sets the engagement policies for the independent auditors;

•	reviews and discusses the audit plan, the conduct of the audit and the audit results;

•	reviews and discusses financial statements and disclosures;

•	determines and administers internal audit procedures;

•	reviews and discusses the systems of internal accounting controls;

•	reviews and discusses the recommendations of independent auditors;

•	approves related party transactions; and

•	establishes procedures for complaints regarding financial statements or accounting policies.

     The Audit Committee invites external auditors to attend Audit Committee meetings where appropriate. The Audit Committee also meets to receive reports from the external auditors concerning any matters that arise in connection with the performance of their role, including the adequacy of internal controls.

     Our board of directors has established a Finance Committee that is intended to be an oversight body on capital raisings, mergers and acquisitions and the financial function of the company’s operations. Mr. McComish is Chairman and the sole member of the Finance Committee.

     The board of directors has also established a Remuneration Committee, which currently has one member: General Wayne A. Downing. The board of directors expects to appoint an additional member to this Committee. The board of directors’ remuneration objective is to motivate directors and management to pursue the long-term growth and success of Metal Storm within an appropriate control network.

     The Remuneration Committee reviews the compensation arrangements of all directors and executive officers on an annual basis and makes recommendations to the board. The Remuneration Committee reviews and assesses the appropriateness of compensation arrangements of directors and executive officers by reference to relevant employment market conditions and with regard to performance based on set key performance indicators. Executive bonuses are linked to the achievement of pre-determined key performance indicators, and can also be granted based on the discretion of the Remuneration Committee. In order to retain and attract executives of sufficient caliber to facilitate the efficient and effective management of our operations, the Remuneration Committee seeks the advice of external advisers in connection with the structure of remuneration packages. It is the Remuneration Committee’s policy that employment agreements are entered into with all executives. The employment agreement with the Chief Executive Officer provides for a separation benefit in the form of a payment of an amount equal to six months of the annual base salary paid as a lump sum.

     Remuneration packages contain the following key elements:

•	salary/fees;

•	benefits — including the provision of retirement and health benefits; and

•	incentive schemes — including performance-related bonuses and share options under the discretionary share option plan.

     It is the Remuneration Committee’s policy that payment of equity based remuneration to executive and non-executive directors is subject to shareholder approval. Metal Storm operates a discretionary employee option plan to enable the board of directors to provide an incentive to and to reward, full time executives and employees for the role that they play in the future success of Metal Storm. Invitations to participate in the discretionary employee option plan are at the absolute discretion of the board of directors. Invitations to participate in the employee option plan specify the details of the invitation, such as maximum number of shares, date by which the application must be made by the invitee, the exercise price, any conditions attached to the exercise of the option and any disposal restrictions. The exercise price is not less than the market value of Metal Storm’s shares on the date determined by the board of directors, and the aggregate number of shares subject to options cannot exceed 5% of Metal Storm’s shares then on issue. There are also individual limits on the number of options that may be granted to employees and individual limits on the number of shares that may be allotted and issued to employees upon exercise of the options. The exercise period for the options granted under the employee option plan is the earliest of (a) the third anniversary of the date of grant of the option; (b) the date on which any special circumstances including death, disability, redundancy, retirement or cessation of employment arise; (c) a takeover, compulsory acquisition, reconstruction, amalgamation or liquidation; and ending on the earliest of (d) the date which is 2 days before the tenth anniversary of the date of grant; (e) the last day before the first anniversary of the date on which any special circumstance arises; and (f) the expiry of specified time frames set out in the employee option plan in relation to the circumstances in (c) above. An option lapses upon expiry of the exercise period, termination of the option holder’s employment otherwise than in a special circumstance, upon the option holder being adjudicated bankrupt, or any purported transfer, assignment or alienation of the options by the option holder. The board of directors may at any time cease making further offers or invitations, but the subsisting rights of options are not affected in such circumstances. Non-executive directors do not have service contracts with Metal Storm. Pursuant to his employment agreement, David Smith was nominated to the Board of Directors in 2005. In the event of termination without cause, his employment agreement provides for a separation payment equal to six months of base salary, which is currently $20,000 per month.

D. Employees

     As at December 31, 2004, we had forty-nine full-time employees, including four executive managers (two in Brisbane, Australia and two in Washington, D.C.), four senior managers, two engineering managers, four engineers, five administrative personnel and thirty personnel at ProCam.

     As at December 31, 2003, we had sixty full-time employees, including nine executive managers (three in Washington D.C. and three in Seattle, Washington), one engineering manager, five administrative personnel and 45 personnel at ProCam.

E. Share Ownership

     The following table sets forth the beneficial ownership of our directors and executive officers as of April 28, 2005:

		Percentage
	Number of	of	Number of
	Shares	Outstanding	Options
Name	Owned(1)	Shares	Owned(1)
Terence James O’Dwyer	63,611	0.01%	—
Daniel L. Alspach	—	—	675,000	(2)
Wayne A. Downing	500,000	0.10%	2,450,000	(3)
Bruce McComish	—	—	—
David Smith	—	—	—
Ian A. Gillespie	—	—	850,000	(4)
James D. MacDonald	—	—	—
George L. Bergeron III	—	—	62,500	(4)

(1)	At April 28, 2005 the number of outstanding shares was 521,970,978 and the number of outstanding options (all unlisted) was 11,755,603, of which 2,239,688 were granted but not issued.

(2)	Represents 675,000 unlisted options to purchase ordinary shares of Metal Storm on or before June 21, 2009 at an exercise price of A$0.40 per share. The purchase price for the options was A$0.10.

(3)	Represents: (a) 2,000,000 unlisted options to purchase ordinary shares of Metal Storm that are exercisable only upon certain conditions on or before July 2, 2011 at an exercise price of A$0.01 per share (the purchase price for the 2,000,000 unlisted options was nil); and (b) 450,000 unlisted options to purchase ordinary shares of Metal Storm on or before June 21, 2009 at an exercise price of A$0.40 per share (the purchase price for the 450,000 unlisted options was A$0.10).

(4)	Due to capital restrictions, these options were not issued at fiscal year-end.

     We can grant options to purchase our shares to our directors and employees under our constitution and under our discretionary share option scheme and under various employment agreements. See Item 10B “Additional Information – Our Constitution” for a summary of the provisions of our constitution relating to the issuance of options and note 15 to our financial statements and Item 6B “Directors, Senior Management and Employees – Compensation” for a summary of the terms of our various option schemes.

Item 7. Major Shareholders and Related Party Transactions

A. Major Stockholders

     The following table sets out details, as of April 28, 2005, of entities beneficially holding more than five percent of the ordinary shares of Metal Storm.

Ordinary Shares
Beneficially Owned as at
April 28, 2005
	Number of		Percent
	Shares		of
Name	owned		Class
James Michael O’Dwyer	199,729,664	(1)	38.26%

(1)	131,517,059 shares are owned by Mr. J.M. O’Dwyer, 68,212,500 shares are owned by O’Dwyer Investments Pty Ltd as trustee for the O’Dwyer Family Discretionary Trust and 105 shares owned by Rhonda Clare O’Dwyer in trust for Mr. J.M. O’Dwyer. Mr. J.M. O’Dwyer has indicated an intention to sell approximately one-half of his shareholding before January 2006.

     A former major shareholder, Charter Pacific Corporation Limited, reduced its shareholding over the past few years: it owned 26.9% of our ordinary shares at June 30, 2002, 9.65% at May 4, 2004 and, since October 20, 2004, less than 5%.

     As at April 28, 2005, there were 9,951 record holders of ordinary shares, of which 9,783 represented Australian record holders holding approximately 98% of our outstanding ordinary shares.

B. Related Party Transactions

     In February 2005, Metal Storm entered into a Separation Agreement with its major shareholder James M. O’Dwyer pursuant to which he was paid a retirement benefit of A$500,000 in recognition of his services to Metal Storm as its founder, a director and chief executive officer during our early years and, in more recent years, as an employee and consultant. In addition, Mr. O’Dwyer agreed to assign to Metal Storm certain intellectual property rights and agreed to certain non-competition arrangements.

     Since Bruce S. McComish became a director in October 2004, Metal Storm paid A$25,000 in fees to investment bank BBY Ltd, where Mr. McComish was chairman until April 2005.

     In 2000, we entered into a consultancy agreement with Admiral William A. Owens, a former director, to provide services to us in the United States in relation to the defense industry and market, defense technology, military and customer requirements. Admiral Owens received fees for these services of approximately $107,050 from January 1, 2002 through May 6, 2004, when Admiral Owens resigned from our board of directors.

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

     Not applicable.

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

			Average
	Price Per		Daily
	Ordinary Share		Trading
Year Ended	High	Low	Volume
December 31, 2004

First Quarter	$0.46	$0.45	$244,400
Second Quarter	$0.38	$0.37	$1,157,581
Third Quarter	$0.26	$0.26	$531,449
Fourth Quarter	$0.26	$0.26	$155,890

December 31, 2003

First Quarter	$0.33	$0.21	$213,060
Second Quarter	$0.31	$0.22	$146,669
Third Quarter	$0.44	$0.25	$555,042
Fourth Quarter	$0.35	$0.29	$222,730

December 31, 2002

First Quarter	$0.78	$0.60	$247,615
Second Quarter	$0.72	$0.52	$230,407
Third Quarter	$0.58	$0.28	$378,347
Fourth Quarter	$0.36	$0.23	$165,430

December 31, 2001
Annual	$1.08	$0.47	—

December 31, 2000
Annual (1)	$2.10	$0.27	—

			Average
	Price Per		Daily
	Ordinary Share		Trading
Month Ended	High	Low	Volume
May 31, 2005	$0.15	$0.14	$516,667
April 30, 2005	$0.14	$0.13	$466,582
March 31, 2005	$0.18	$0.17	$1,038,232
February 28, 2005	$0.20	$0.20	$578,347
January 31, 2005	$0.23	$0.22	$773,132

(1)	Ordinary shares were subject to a 5 for 1 split on May 31, 2000. Prices and average daily trading volumes prior to the split are expressed in equivalent new (post split) share prices.

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

			Average
	Price Per		Daily
	Ordinary Share		Trading
Year Ended	High	Low	Volume
December 31, 2004

First Quarter	$0.39	$0.32	$7,719
Second Quarter	$0.48	$0.26	$628,388
Third Quarter	$0.26	$0.18	$90,947
Fourth Quarter	$0.25	$0.15	$250,148

December 31, 2003

First Quarter	$0.33	$0.21	$213,060
Second Quarter	$0.31	$0.22	$146,669
Third Quarter	$0.44	$0.25	$555,042
Fourth Quarter	$0.35	$0.29	$222,730

December 31, 2002

First Quarter	$0.78	$0.60	$247,615
Second Quarter	$0.72	$0.52	$230,407
Third Quarter	$0.58	$0.28	$378,347
Fourth Quarter	$0.36	$0.23	$165,430

December 31, 2001
Annual	$1.08	$0.47	—

December 31, 2000
Annual	$2.10	$0.27	—

			Average
			Daily
			Trading
Month Ended:	High	Low	Volume
May 31, 2005	$0.12	$0.10	$26,040
April 30, 2005	$0.14	$0.10	$66,615
March 31, 2005	$0.15	$0.13	$61,957
February 28, 2005	$0.17	$0.14	$134,383
January 31, 2005	$0.21	$0.16	$96,671

B. Plan of Distribution

     Not applicable.

C. Markets

     Our ordinary shares are listed on the Australian Stock Exchange under the symbol “MST” and on the Nasdaq SmallCap Market in the form of American Depositary Receipts under the symbol “MTSX”.

Exemptions from certain Nasdaq Corporate Governance Rules

     Exemptions from the Nasdaq corporate governance standards are available to foreign private issuers such as Metal Storm when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. In connection with Metal Storm’s Nasdaq SmallCap Market Listing Application, Nasdaq granted Metal Storm exemptions from certain corporate governance standards that were contrary to the laws, rules, regulations or generally accepted business practices in Australia. These exemptions and the practices followed by Metal Storm during the fiscal year ended December 31, 2004 are described below.

•	In March 2003, the Australian Stock Exchange Corporate Governance Council published its Principles of Good Corporate Governance and Best Practice Recommendations (“Corporate Governance Principles”). As Metal Storm was included in the top 300 of the S&P All Ordinaries Index of the Australian Stock Exchange on January 1, 2004, it was obliged under the Australian Stock Exchange Listing Rules to comply with the Corporate Governance Principles in relation to the composition, operation and responsibility of the audit committee during 2004. Metal Storm was therefore exempt from Nasdaq’s audit committee charter requirements. After August 27, 2004 this exemption was not required by Metal Storm as it adopted an audit committee charter consistent with Nasdaq requirements.

•	Metal Storm was exempt from Nasdaq’s audit committee composition requirements. The recommendations set forth in the Australian Stock Exchange Corporate Governance Principles relating to composition of audit committees differ to Nasdaq’s audit committee composition requirements. For example, the Corporate Governance Principles recommend that an audit committee comprise at least three members and that at least one member be independent, whereas Nasdaq requires that all members of the committee be independent. In 2004, Metal Storm had an audit committee consisting of two directors who were independent within the meaning of the Nasdaq rules, and is seeking to appoint a third independent director. This exemption will not be available after July 31, 2005 when all issuers listed on Nasdaq must have an audit committee comprising at least three directors.

•	Metal Storm was exempt from Nasdaq’s independence requirements for a majority of the board of directors. The Australian Stock Exchange Listing Rules did not require Metal Storm to have a majority of independent directors on the board during 2004. During most of the fiscal year ended December 31, 2004, Metal Storm did, however, have a majority of directors who were “independent” as defined in the Australian Stock Exchange Corporate Governance Principles, which definition differs from Nasdaq’s definition. Accordingly, because Australian law and generally accepted business practices in Australia regarding director independence differ to Nasdaq’s independence requirements, Metal Storm claimed this exemption in 2004.

•	Metal Storm was exempt from Nasdaq’s requirement that related party transactions be reviewed on an ongoing basis and be approved by an audit committee or other independent body of the board of directors. Australian law and the Australian Stock Exchange Listing Rules are the basis for generally accepted business practices in Australia followed by Metal Storm with respect to related party transactions. Australian law provides that a public company, such as Metal Storm, must not give a “financial benefit” to a “related party” (each as defined in the Australian Corporations Act 2001) of the company unless it obtains shareholder approval, or unless an exception applies. In addition, the Australian Stock Exchange Listing Rules provide that a listed company must ensure that neither it nor its subsidiaries acquires substantial assets from, or sells substantial assets to, a related party without the approval of its security holders, unless an exception applies. There is, however, no requirement under Australian law or the Australian Stock Exchange Listing Rules for a review of related party transactions in the manner contemplated by the Nasdaq requirements and, accordingly, Metal Storm claimed this exemption. On August 27, 2004, Metal Storm adopted an audit committee charter that contemplates review of related party transactions by the audit committee. Metal Storm no longer claims this exemption.

•	Metal Storm was exempt from Nasdaq’s quorum requirements applicable to meetings of shareholders. Consistent with Australian law, Metal Storm’s constitution provides that five shareholders present shall constitute a quorum for a general meeting. Nasdaq requires that an issuer provide for a quorum as specified in its by-laws for any meeting of the holders of common stock, which quorum may not be less than 33 1/3 % of the outstanding shares of an issuer’s voting common stock. Accordingly, because applicable Australian law and rules governing quorums at shareholder meetings differ to Nasdaq’s quorum requirements, Metal Storm claimed this exemption in 2004.

•	Metal Storm was exempt from the Nasdaq requirement that an issuer’s auditors be subject to a “peer review.” Neither Australian law nor the Australian Stock Exchange Listing Rules required “peer review” of independent public accountants during 2004. Accordingly, Metal Storm claimed this exemption in 2004.

•	Metal Storm was exempt from the Nasdaq requirement that issuers obtain shareholder approval prior to the issuance of securities in connection with the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and rules differ to the Nasdaq requirements, with the Australian Stock Exchange Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% of the issued share capital of the company in any 12 month period (but in determining the 15% limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the Australian Stock Exchange Listing Rules), and (iii) directors or their associates acquiring securities under an employee incentive plan. Generally accepted business practices in Australia also provide for plans involving the issue of shares to directors and employees being capped at no more than 5% of the total number of shares on issue. Metal Storm’s Discretionary Share Option Scheme applies this 5% cap. Due to differences between Australian law and rules and the Nasdaq shareholder approval requirements, Metal Storm claimed this exemption in 2004.

D. Selling Stockholders

     Not applicable.

E. Dilution

     Not applicable.

F. Expenses of the Issue

     Not applicable.

Item 10. Additional Information

A. Share Capital

     Not applicable.

B. Our Constitution

     We are a public company limited by shares registered by the Australian Securities and Investments Commission (“ASIC”). We were registered on April 13, 1994 and our Australian company number is 064 270 006. Subject to the Australian Stock Exchange Listing Rules and the Australian Corporations Act, the rights that attach to our shares are detailed in our constitution. Our current constitution was adopted on May 14, 1999. Under Australian law, a company has the legal capacity and powers of an individual both inside and outside Australia.

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

Rights and Restrictions on Classes of Shares

     Subject to the Australian Corporations Act and the Australian Stock Exchange Listing Rules, rights attaching to our shares are detailed in our constitution. Our constitution provides that any of our shares may be issued with preferred, deferred or other special rights, whether in relation to dividends, voting, return of share capital, payment of calls or otherwise as the board of directors may from time to time determine. Except as provided by contract or by our constitution to the contrary, all unissued shares are under the control of the board which may grant options on the shares, allot or otherwise dispose of the shares on the terms and conditions and for the consideration it deems fit. Currently our outstanding share capital consists of only one class of ordinary shares.

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

  Rights to Share in the Surplus in the Event of Liquidation

     Our constitution provides for the right of stockholders to participate in a surplus in the event of our liquidation. In certain circumstances, any division may be otherwise than in accordance with the legal rights of the contributories, and in particular, any class may be given preferential or special rights or may be excluded altogether or in part from participation in a surplus in the event of liquidation. In the case of any division otherwise than in accordance with the legal rights of the contributories, any contributory who would be prejudiced by the division has a right to dissent and has ancillary rights, as if the determination were a special resolution passed pursuant to the Australian Corporations Act relating to the sale or transfer of our assets by a liquidator or in a voluntary winding up.

  Redemption Provisions

     There are no redemption provisions in our constitution in relation to ordinary shares. Under our constitution and subject to the Australian Corporations Act, any preference shares may be issued on the terms that they are, or may at our option be, liable to be redeemed.

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

Variation of Share Rights

     Our constitution provides that, unless otherwise provided by the terms of issue of the shares of such class, the rights attaching to any class of shares may, subject to the Australian Stock Exchange Listing Rules, be varied with the consent in writing of members with at least 75% of the votes in the class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of such class. Our constitution also provides that the rights conferred upon holders of shares of any class issued with preferred or other rights are, unless otherwise expressly provided by the terms of issue of the shares of that class, deemed not to be varied by the creation or issue of further shares ranking equally with the first mentioned shares. These conditions are not more significant than required by the Australian Corporations Act.

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

(b)	by a non-associated foreign person which would result in such foreign person having an interest in 40% or more of the issued shares of, or control of 40% or more of the voting power in, an Australian company.

     The Australian Federal Treasurer may prevent a proposed acquisition in the above categories or impose conditions on such acquisition if the Treasurer is satisfied that the acquisition would be contrary to the national interest. If a foreign person acquires shares or an interest in shares in an Australian company in contravention of the Act, the Australian Federal Treasurer may order the divestiture of such person’s shares or interest in shares in the company. The Australian Federal Treasurer may order divestiture pursuant to the Act if he determines that the acquisition has resulted in that foreign person, either alone or together with other non-associated or associated foreign persons, controlling the company and that such control is contrary to the national interest.

Merger, Acquisition or Restructure

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

Ownership Threshold

     There are no provisions in our constitution that require a stockholder to disclose ownership above a certain threshold. The Corporations Act 2001, however, requires a substantial stockholder to notify us and the Australian Stock Exchange once a 5% interest in our shares is obtained. Further, once a stockholder owns a 5% interest in us, such stockholder must notify us and the Australian Stock Exchange of any increase or decrease of 1% or more in its holding in our shares.

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

Access to and Inspection of Documents

     Inspection of our records is governed by the Australian Corporations Act. Any person has the right to inspect our company registers on payment of a fee. Stockholders are not required to pay a fee for inspection. Any person may obtain copies of a register or any part of the register upon payment of a fee as prescribed by us. Further, we must ensure that the minute books for the meetings of our stockholders are open for inspection to our stockholders free of charge. Other corporate records including minutes of directors meetings, financial records and other documents are not open for inspection by stockholders. However, a stockholder may apply to a court to make an order for inspection of our books, if the applicant stockholder is acting in good faith and the inspection is made for a proper purpose.

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

C. Material Contracts

     Effective December 1, 2003, Metal Storm entered into a Membership Interest Purchase Agreement with ProCam Machine LLC and William McAllister, Michael F. Bell, Bruce D. Campbell, Raymond J. Prokorym and Michael J. Rubel (the “Sellers”). Under the agreement, Metal Storm agreed to issue 5,097,747 ordinary shares in consideration for the acquisition of all of the issued equity in ProCam and promissory notes issued by ProCam in favor of one of the Sellers. Metal Storm agreed to assume up to $3 million of outstanding debt of ProCam. The agreement contains representations and warranties that are customary for an agreement of this nature. The Sellers agreed to certain restrictions on the transfer or disposal of the shares issued to them under the agreement. In addition, certain Sellers agreed to make a $200,000 operating credit line facility available to Metal Storm through June 11, 2004. Metal Storm agreed to enter into employment agreements with two of the Sellers who would continue to work at ProCam.

     Effective June 1, 2005, Metal Storm entered into an Asset Purchase Agreement with Monroe Machined Products, Inc. (“MMP”) for the sale of the ProCam business to MMP. Under the agreement, MMP purchased the assets and current order backlog of ProCam for $1.3 million, plus an additional amount to acquire accounts receivable, inventory and assumed the accounts payable liabilities of ProCam’s precision machinery facility. A sum of $50,000 has been retained in trust contingent on the satisfaction of certain conditions set forth in the Asset Purchase Agreement. Our liabilities at December 31, 2004, which will not be assumed by MMP, total $1.5 million. The Asset Purchase Agreement also provides that most ProCam staff will be offered positions with MMP. We expect net proceeds of approximately $800,000 from the sale.

D. Exchange Controls

     The Australian dollar is convertible into U.S. dollars at freely floating rates. There are no legal restrictions on the flow of Australian dollars between Australia and the United States. The Commonwealth of Australia has, however enacted laws to make effective the United Nations Security Council resolutions that impose a freeze on financial assets and foreign exchange dealings with certain persons and entities. In addition, transactions involving the transfer of funds or payments to, by the order of, or on behalf of prescribed entities, or any undertaking owned or controlled directly or indirectly, by prescribed entities, are not permitted without the specific approval of the Reserve Bank of Australia.

E. Taxation

     The following is a summary of certain material U.S. federal income tax and Australian tax consequences to U.S. holders, as defined below, of the acquisition, ownership and disposition of American Depositary Shares (“ADSs”) or ordinary shares and is based on the laws in force as at the date of this annual report. Holders are advised to consult their tax advisors concerning the overall tax consequences of the acquisition, ownership and disposition of ADSs or ordinary shares in their particular circumstances. This discussion relies in part on representations by the depositary in the deposit agreement and related documents and the assumption that each obligation in the deposit agreement and related documents will be performed in accordance with their terms.

U.S. Federal Income Tax Considerations

     In this section, we discuss certain material U.S. federal income tax considerations applicable to an investment in ADSs, which are evidenced by American Depositary Receipts (“ADRs”), or ordinary shares by a U.S. holder, as defined below, that will hold the ADSs or ordinary shares as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). We do not discuss any tax considerations that may apply to holders subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, tax-exempt entities, persons subject to the alternative minimum tax, persons that hold ADSs or ordinary shares as a position in a straddle or as part of a hedging, constructive sale or conversion transaction for U.S. federal income tax purposes, persons that have a functional currency other than the U.S. dollar, persons that own 10% or more of our equity or persons that are not U.S. holders.

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

     For taxable years beginning before January 1, 2009, dividends received by an individual from a “qualified foreign corporation” are eligible for preferential rates of taxation. A “qualified foreign corporation” generally does not include any foreign corporation that is a passive foreign investment company for the taxable year in which the dividend is paid or for the preceding taxable year. Accordingly, because we will likely be a passive foreign investment company for 2005 (as discussed below), we likely will not be a qualified foreign corporation for 2005 or 2006. If in subsequent taxable years we were eligible to be a qualified foreign corporation, then our dividends generally would be eligible for the preferential tax rates, except to the extent that the individual (1) holds a share of stock for 60 days or less during the 120-day period beginning 60 days before the ex-dividend date (or, in the case of certain preferred stock, 90 days or less during the 180-day period beginning 90 days before the ex-dividend date) as measured under Section 246(c) of the Code, (2) is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property or (3) elects to treat the dividend as investment income for purposes of determining the amount of deductible investment interest under Section 163(d)(4)(B) of the Code. Further, if an individual receives, with respect to any share of stock, an extraordinary dividend (within the meaning of Section 1059(c) of the Code) eligible for the preferential tax rates, any loss on a subsequent sale of the stock is treated as a long-term capital loss to the extent of the extraordinary dividend.

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

     Dividends received by a U.S. holder with respect to ADSs or ordinary shares will be treated as foreign source income, which may be relevant in calculating the holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid with respect to ADSs or ordinary shares will generally constitute “passive income” or “financial services income” for taxable years beginning on or before December 31, 2006, and as “passive category income”, or in certain cases “general category income”, for taxable years beginning after December 31, 2006.

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

     You should consult your tax advisor regarding the availability of a foreign tax credit or deduction in respect of any Australian tax imposed on a sale or other disposition of ADSs or ordinary shares. See “Australian Tax Considerations — Tax on Sales or other Dispositions of Shares.”

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

     We believe that we were a PFIC for U.S. federal income tax purposes in 2000, 2002, 2003 and 2004, but not in 2001. We expect that Metal Storm will be a PFIC again in 2005 due to the asset test described above.

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

     In general, a U.S. stockholder makes a QEF election by attaching a completed Internal Revenue Service (“IRS”) Form 8621 to a timely filed (taking into account extensions) U.S. federal income tax return for the year beginning with which the QEF election is to be effective. (A U.S. stockholder of a PFIC must file an IRS Form 8621 annually regardless of whether or not it makes a QEF election.) In certain circumstances, a U.S. stockholder may be able to make a retroactive QEF election. In order for a U.S. stockholder to make a valid QEF election, the corporation must annually provide or make available to the stockholder certain information. For any year that we are a PFIC, we will provide to U.S. holders the information necessary to report income and gain in accordance with a QEF election upon their written request to our Company Secretary. However, in the case of a U.S. holder that is a calendar year taxpayer, the information is not expected to be provided until after the due date for filing a U.S. federal income tax return without an extension. A QEF election can be revoked only with the consent of the IRS.

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

     The mark-to-market election applies to the taxable year for which the election is made and all subsequent taxable years, unless the shares cease to meet applicable trading requirements or the IRS consents to its revocation. The excess distribution rules generally do not apply to a U.S. stockholder for tax years for which a mark-to-market election is in effect. However, if a U.S. stockholder makes a mark-to-market election for PFIC stock after the beginning of the stockholder’s holding period for the stock, a coordination rule applies to ensure that the stockholder does not avoid the tax and interest charge with respect to amounts attributable to periods before the election.

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

     If a company that is a non-Australian resident stockholder owns a 10% or more interest, the Australian tax withheld on dividends paid by us to which a resident of the United States is beneficially entitled is limited to 5%.

  Tax on Sales or other Dispositions of Shares—Capital gains tax

     Non-Australian resident stockholders will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of our shares, unless they, together with associates, hold 10% or more of our issued capital at any time during the five years before the disposal of the shares. There are proposed changes to the current legislation, which would exempt holdings of 10% or more of issued capital from Australian capital gains tax. At the present time it is uncertain when these proposed changes might take effect.

     Currently, a non-Australian resident stockholder who owns a 10% or more interest would be subject to Australian capital gains tax to the same extent as Australian resident stockholders. The Australian Taxation Office maintains the view that Australian capital gains tax is not limited by the Double Taxation Convention between the United States and Australia. Australian capital gains tax applies to net capital gains at a taxpayer’s marginal tax rate but for certain stockholders a discount of the capital gain may apply if the shares have been held for 12 months or more. For individuals, this discount is 50%. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

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

     Non-Australian resident stockholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 29%. Some relief from Australian income tax may be available to such non-Australian resident stockholders under the Double Taxation Convention between the United States and Australia, for example, because the stockholder does not have a permanent establishment in Australia.

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

Item 14. Material Modifications to the Rights of Security Holders and the Use of Proceeds

     Not applicable.

Item 15. Controls and Procedures

     Our management have evaluated the effectiveness of Metal Storm’s disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the principal executive officer and principal financial officer became aware of the weaknesses related to internal control over financial reporting described below.

     In connection with their audit of our 2004 consolidated financial statements our independent auditors, Ernst & Young, advised our Audit Committee that they had identified material weaknesses relating to our internal control environment involving our systems and processes, our financial close process and segregation of duties. In particular, our auditors observed, as a result of our size and the limited resources available to us, that duties and functions were not segregated to adequately safeguard our assets and ensure proper financial reporting. Most accounting processes, including updating of journals, reconciliation preparation, processing of payments, writing checks and banking tasks, were being performed by a contract financial controller with little review processes in place and, where there were review processes in place, they were not necessarily being performed. Our auditors noted that the lack of a segregation of duties is a common problem for companies the size of Metal Storm and recommended various measures to establish such a control, including (i) the segregation of duties between employees, (ii) scrutinizing monthly receipts and payments by someone other than the processor of journal entries, (iii) review and sign off of month-end reconciliations by someone other than the preparer, and (iv) requiring a second signatory for all checks issued. Our auditors also advised our Audit Committee that our financial close process, and in particular, our ability to prepare financial statements under both Australian and U.S. GAAP, need improvement.

     We have taken measures to establish internal controls over financial reporting related to the segregation of duties by implementing the recommendations of our auditors. We employed a new Chief Financial Officer in October 2004 who independently reviews the processes performed by an experienced financial controller who was recruited by us in June 2005. We believe that the segregation of duties between the financial controller and the Chief Financial Officer, the periodic review by the Chief Financial Officer of the processes performed by the financial controller, and the introduction of the other measures recommended by our auditors will improve our internal controls over financial reporting. Our Audit Committee will continually assess the progress and effectiveness of these initiatives and make adjustments as and when necessary. As of the date of this report, we believe that the implementation of the measures outlined above, when completed, will eliminate the weakness related to internal control over financial reporting described above. Nonetheless, a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues have been detected.

     In order to improve our knowledge of U.S. GAAP, our senior finance staff are committed to attending targeted U.S. GAAP and SEC reporting courses and to subscribing to additional information publications and updates of SEC and U.S. GAAP releases, rule changes and information related to internal controls in accordance with standards established by the Public Company Accounting Oversight Board, to the extent that such standards are applicable to us. We will also continue to mitigate this weakness by conferring with and/or hiring outside accounting advisors with respect to the technical requirements applicable to our financial statements.

     There were no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of their evaluation.

Item 16A. Audit Committee Financial Expert

     Terence J. O’Dwyer is an “audit committee financial expert” (as defined in Item 16A of Form 20-F) and is “independent” (as defined in the rules of The Nasdaq Stock Market). Please see Item 6A “Directors, Senior Management and Employees – Directors and Senior Management” for details of his background.

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

     In 2004, we did not (expressly or implicitly) grant a waiver under our code of conduct to our principal executive officer, our principal accounting officer or controller or persons performing similar functions.

Item 16C. Principal Accountant Fees and Services

	December 31,
	2004	2003
Audit fees

Audit of U.S. financial statements	$121,552	$34,588

Audit of Australian financial statements	101,260	25,336

Review of half-year Australian financial statements	18,965	13,441

	241,777	73,365

Audit-related fees

Internal control review	—	23,242

Tax fees	—	—

All other fees

Quarterly review of U.S. press releases	4,625	8,665

Total	$246,402	$105,272

     The audit committee pre-approved the engagement of Ernst & Young for all the services described in Item 16C.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

          Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

          Not applicable.

PART III

Item 17. Financial Statements

     Not applicable.

Item 18. Financial Statements

     The financial statements are included as the “F” pages to this annual report.

Item 19. Exhibits

Exhibit
Number	Description of Exhibit
1.1	Constitution of Metal Storm*

4.1	DSTO Research Agreement dated April 20, 2001*

4.2	Deed of Amendment to the DSTO Research Agreement dated September 13, 2002 (portions omitted pursuant to a request for confidential treatment; non-public information has been filed with the SEC)**

4.3	DSTO Technology License Agreement dated April 20, 2001, as amended (portions omitted pursuant to a request for confidential treatment; non-public information has been filed with the SEC)*

4.4	Asset Purchase Agreement, dated May 24, 2005, with Monroe Machined Products, Inc. (“MMP”) for the sale of the ProCam business to MMP.

4.5	Employment Agreement of David A. Smith

4.6	Separation Agreement, dated February 8, 2005, of J.M. O’Dwyer

4.7	Employment Agreement of A. Schatz*

4.8	Employment Agreement of James D. MacDonald

4.9	Employment Agreement of G. Bergeron***

4.10	[Not used]

4.11	Discretionary Share Option Scheme*

4.12	[Not used]

4.13	Employment Agreement of G. R. Zink**

4.14	Employment Agreement of Ian A. Gillespie***

4.15	Membership Interest Purchase Agreement dated December 1, 2003 with ProCam Machine LLC and members of ProCam***

8.0	List of Subsidiaries of Metal Storm Limited

12.1	Certification by the Chief Executive Officer of Metal Storm Limited in accordance with Section 302 of the Sarbanes-Oxley Act

12.2	Certification by the Chief Financial Officer of Metal Storm Limited in accordance with Section 302 of the Sarbanes-Oxley Act

13.1	Certification by the Chief Executive Officer in accordance with Section 906 of the Sarbanes-Oxley Act

13.2	Certification by the Chief Financial Officer in accordance with Section 906 of the Sarbanes-Oxley Act

*	Incorporated by reference from our Registration Statement on Form 20-F filed on December 12, 2001, File No. 000-31212.

**	Incorporated by reference from our Annual Report on Form 20-F filed on July 14, 2003.

***	Incorporated by reference from our Annual Report on Form 20-F filed on July 15, 2004.

INDEX TO FINANCIAL STATEMENTS

Page
Metal Storm Limited

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2004 and 2003	F-3
Consolidated Statements of Operations for each of the three years in the period ended December 31, 2004 and the period from April 13, 1994 (inception) to December 31, 2004	F-4
Consolidated Statements of Changes in Stockholders’ Equity and Comprehensive Income (Loss) for each of the three years in the period ended December 31, 2004 and the period from April 13, 1994 (inception) to December 31, 2004
F-5
Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2004 and the period from April 13, 1994 (inception) to December 31, 2004	F-10
Notes to Consolidated Financial Statements	F-11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Metal Storm Limited

     We have audited the accompanying consolidated balance sheets of Metal Storm Limited (a development stage enterprise) (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Metal Storm Limited at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young

Brisbane, Queensland, Australia
June 1, 2005

METAL STORM LIMITED
(a development stage enterprise)

CONSOLIDATED BALANCE SHEETS
(U.S. DOLLARS)

	As of December 31
	2004	2003
ASSETS:
Current assets:
Cash and cash equivalents	$11,818,445	$6,049,249
Restricted cash	659,871	—
Receivables-trade	260,407	352,392
Receivables-other	141,000	98,754
Inventory	195,891	149,925
Prepaid expenses	415,039	440,318
Other	17,169	17,161

Total current assets	13,507,822	7,107,799

Property and equipment, net	1,447,890	824,556
Property and equipment under capital leases, net	1,045,394	1,717,866
Other non-current receivables	2,651	8,730
Intangible assets, net	91,884	1,697,497

TOTAL ASSETS	$16,095,641	$11,356,448

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Current liabilities:
Accounts payable	$690,962	$972,726
Accounts payable-severance	265,782	—
Accounts payable-R&D contracts	—	411,400
Accounts payable-related party	209,272	160,820
Bank loan	647,729	432,637
Note payable	290,998	333,518
Obligations under capital leases	215,505	453,522
Accruals for employee entitlements	281,738	318,641

Total current liabilities	2,601,986	3,083,264

Non-current liabilities:
Accounts payable	—	6,359
Accruals for employee entitlements, non-current	—	51,790
Obligations under capital leases	451,254	1,156,664
Other provisions	32,300	24,620

Total non-current liabilities	483,554	1,239,433

TOTAL LIABILITIES	3,085,540	4,322,697

Commitments and contingencies	—	—

Stockholders’ equity:
Ordinary shares issued-no par value; 521,970,978 and 460,245,890 shares issued and outstanding in 2004 and 2003, respectively	38,610,543	23,692,899
Deficit accumulated during development stage	(26,286,742)	(16,634,383)
Unearned compensation	(76,592)	(105,118)
Accumulated other comprehensive income	762,892	80,353

Total stockholders’ equity	13,010,101	7,033,751

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	$16,095,641	$11,356,448

See accompanying notes to financial statements

METAL STORM LIMITED
(a development stage enterprise)

CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. DOLLARS)

				For the Period
				from April 13,
				1994
				(inception) to
	For the years ending December 31,			December 31,
	2004	2003	2002	2004
				(unaudited)
Operating income:
Sales income	$3,853,371	$235,293	$—	$4,088,664
Grant income	31,382	227,439	12,373	942,353

Total operating income	3,884,753	462,732	12,373	5,031,017

Operating expenses:
Cost of goods sold	1,240,379	316,590	—	1,556,969
Research and development	4,313,988	3,224,112	3,446,407	15,451,069
Depreciation	380,339	52,667	53,982	559,230
Amortization	48,247	3,333	—	51,580
Impairment loss	1,529,941	—	—	1,529,941
Rentals on operating leases	406,630	117,960	124,291	855,566
General and administrative	6,256,747	1,843,805	1,498,944	11,916,704
Legal fees-related party	—	—	120,996	444,618
Consulting fees-related party	18,413	21,907	175,824	846,496

Total operating expenses	14,194,684	5,580,374	5,420,444	33,212,173

Loss from operations	(10,309,931)	(5,117,642)	(5,408,071)	(28,181,156)

Other income (expense):
Interest income	596,787	221,736	101,893	1,623,277
Research and development rebate received	245,066	274,937	—	520,003
Interest expense	(196,519)	(12,639)	(901)	(214,800)
Other income	10,403	—	384	10,787
Foreign exchange	1,835	(97,147)	(72,898)	(44,853)

Total other income	657,572	386,887	28,478	1,894,414

Net loss	$(9,652,359)	$(4,730,755)	$(5,379,593)	$(26,286,742)

Net loss per ordinary share (basic and diluted)	$(0.019)	$(0.011)	$(0.013)

Weighted average ordinary shares outstanding	500,775,685	442,525,034	428,974,260

See accompanying notes to financial statements

METAL STORM LIMITED
(a development stage enterprise)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(LOSS)
(U.S. DOLLARS)

					Accumulated
	Number of			Accumulated	Other
	Ordinary		Accumulated	Unearned	Comprehensive
	Shares	Amount	Deficit	Compensation	Income (Loss)	Total
Balance at April 13, 1994 (inception)	—	$—	$—	$—	$—	$—
Other comprehensive income:
Translation adjustment	—	—	—	—	12,679	12,679
Net loss	—	—	(740,991)	—	—	(740,991)

Comprehensive loss						(728,312)

Issuance of ordinary shares in exchange for patents and intellectual property (May 4, 1994)	1,125,000	—	—	—	—	—
Issuance of ordinary shares (May 4, 1994)	500,002	365,951	—	—	—	365,951
Compensation expense	—	465,588	—	—	—	465,588

Balance-June 30, 1995	1,625,002	831,539	(740,991)	—	12,679	103,227
Other comprehensive income:
Translation adjustment	—	—	—	—	21,618	21,618
Net loss	—	—	(178,748)	—	—	(178,748)

Comprehensive loss						(157,130)

Issuance of ordinary shares (100,000 November 3, 1995; 562,500 December 15, 1995; 5,000 May 20, 1996)	667,500	506,766	—	—	—	506,766

Balance-June 30, 1996	2,292,502	1,338,305	(919,739)	—	34,297	452,863
Other comprehensive income:
Translation adjustment	—	—	—	—	(14,622)	(14,622)
Net loss	—	—	(208,962)	—	—	(208,962)

Comprehensive loss	—	—	—	—	—	(223,584)

Balance-June 30, 1997	2,292,502	1,338,305	(1,128,701)	—	19,675	229,279
Other comprehensive income:
Translation adjustment	—	—	—	—	(62,120)	(62,120)
Net loss	—	—	(272,032)	—	—	(272,032)

Comprehensive loss						(334,152)

Issuance of ordinary shares (March 30, 1998)	820,000	554,977	—	—	—	554,977
Share options exercised (March 30, 1998)	637,500	4,314	—	—	—	4,314

Balance-June 30, 1998	3,750,002	1,897,596	(1,400,733)	—	(42,445)	454,418

METAL STORM LIMITED
(a development stage enterprise)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(LOSS)
(U.S. DOLLARS)

					Accumulated
	Number of			Accumulated	Other
	Ordinary		Accumulated	Unearned	Comprehensive
	Shares	Amount	Deficit	Compensation	Income (Loss)	Total
Balance-June 30, 1998	3,750,002	1,897,596	(1,400,733)	—	(42,445)	454,418
Other comprehensive income:
Translation adjustment	—	—	—	—	(6,615)	(6,615)
Net loss	—	—	(184,463)	—	—	(184,463)

Comprehensive loss	—	—	—	—	—	(191,078)

Balance-December 31, 1998	3,750,002	1,897,596	(1,585,196)	—	(49,060)	263,340
Other comprehensive income:
Translation adjustment	—	—	—	—	131,537	131,537
Net loss	—	—	(1,130,571)	—	—	(1,130,571)

Comprehensive loss						(999,034)

Share split	76,500,040	—	—	—	—	—
Issuance of ordinary shares (June 9, 1999)	4,000,000	7,745,070	—	—	—	7,745,070
Share issue costs	—	(773,850)	—	—	—	(773,850)

Balance-December 31, 1999	84,250,042	8,868,816	(2,715,767)	—	82,477	6,235,526
Other comprehensive income:
Translation adjustment	—	—	—	—	(945,371)	(945,371)
Net loss	—	—	(1,157,914)	—	—	(1,157,914)

Comprehensive loss						(2,103,285)

Share split	337,000,168	—	—	—	—	—
Unearned compensation	—	69,098	—	(69,098)	—	—
Amortization of unearned compensation	—	—	—	17,557	—	17,557

Balance-December 31, 2000	421,250,210	8,937,914	(3,873,681)	(51,541)	(862,894)	4,149,798
Other comprehensive income:
Translation adjustment	—	—	—	—	(370,601)	(370,601)
Net loss	—	—	(2,650,354)	—	—	(2,650,354)

Comprehensive loss						(3,020,955)

Options issued to employee fully vested	—	56,616	—	—	—	56,616
Unearned compensation	—	746,237	—	(746,237)	—	—
Amortization of unearned compensation	—	—	—	151,188	—	151,188
Options issued to non-employee fully vested	—	303,159	—	—	—	303,159
Issuance of ordinary shares (1,390,154 March 19, 2001; 658,194 May 29, 2001)	2,048,348	1,553,770	—	—	—	1,553,770
Issuance of ordinary shares (June 1, 2001)	100,000	68,677	—	—	—	68,677
Share options exercised (June 28, 2001)	5,000	1,400	—	—	—	1,400

Balance-December 31, 2001	423,403,558	11,667,773	(6,524,035)	(646,590)	(1,233,495)	3,263,653

METAL STORM LIMITED
(a development stage enterprise)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(LOSS)
(U.S. DOLLARS)

					Accumulated
	Number of			Accumulated	Other
	Ordinary		Accumulated	Unearned	Comprehensive
	Shares	Amount	Deficit	Compensation	Income (Loss)	Total
Balance-December 31, 2001	423,403,558	$11,667,773	$(6,524,035)	$(646,590)	$(1,233,495)	$3,263,653
Other comprehensive income:
Translation adjustment	—	—	—	—	335,320	335,320
Net loss	—	—	(5,379,593)	—	—	(5,379,593)

Comprehensive loss						(5,044,273)

Unearned compensation	—	(495,933)	—	495,933	—	—
Amortization of unearned compensation	—	—	—	(5,783)	—	(5,783)
Share options exercised (May 31, 2002)	500,000	132,319	—	—	—	132,319
Issuance of ordinary shares (August 27, 2002)	14,142,700	5,009,132	—	—	—	5,009,132
Share issue costs	—	(15,777)	—	—	—	(15,777)
Share options exercised (6,958 September 24, 2002; 8,844 October 17, 2002)	15,802	5,617	—	—	—	5,617
Issuance of ordinary shares for services (September 24, 2002)	766,488	216,824	—	—	—	216,824
Issuance of ordinary shares to employees (September 24, 2002)	50,000	14,416	—	—	—	14,416
Options issued to non-employees - fully vested (50,000 June 26, 2002; 766,488 September 24, 2002; 16,665 October 17, 2002)	—	124,125	—	—	—	124,125

Balance-December 31, 2002	438,878,548	16,658,496	(11,903,628)	(156,440)	(898,175)	3,700,253

METAL STORM LIMITED
(a development stage enterprise)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(LOSS)
(U.S. DOLLARS)

					Accumulated
	Number of			Accumulated	Other
	Ordinary		Accumulated	Unearned	Comprehensive
	Shares	Amount	Deficit	Compensation	Income (Loss)	Total
Balance-December 31, 2002	438,878,548	16,658,496	(11,903,628)	(156,440)	(898,175)	3,700,253
Other comprehensive income:
Translation adjustment	—	—	—	—	978,528	978,528
Net loss	—	—	(4,730,755)	—	—	(4,730,755)

Comprehensive loss						(3,752,227)

Unearned compensation	—	30,267	—	(30,267)	—	—
Amortization of unearned compensation	—	—	—	81,589	—	81,589
Issuance of ordinary shares to third parties (February 24, 2003)	59,472	15,635	—	—	—	15,635
Share options exercised (January 28, 2003)	1,008	387	—	—	—	387
Share options exercised (February 24, 2003)	475	185	—	—	—	185
Share options exercised (June 4, 2003)	125	54	—	—	—	54
Share options exercised (October 16, 2003)	455	204				204
Share options exercised (December 4, 2003)	250	120	—	—	—	120
Issuance of ordinary shares to employees (September 3, 2003)	50,000	16,440	—	—	—	16,440
Issuance of ordinary shares under the Share Purchase Plan (October 2003)	15,730,631	4,872,327	—	—	—	4,872,327
Share issue costs	—	(23,964)	—	—	—	(23,964)
Issuance of shares for purchase of ProCam Machine LLC (December 11, 2003)	3,913,033	1,416,374	—	—	—	1,416,374
Issuance of shares for settlement of promissory note as part of the purchase of ProCam Machine LLC (December 11, 2003)	1,184,713	407,999	—	—	—	407,999
Issuance of shares for services rendered as part of the purchase of ProCam Machine LLC (December 11, 2003)	427,180	153,000	—	—	—	153,000
Issuance of options in settlement of cash bonus payable (500,000 September 3, 2003; 118,000 November 19, 2003)	—	140,138	—	—	—	140,138
Issuance of options under employee share option plan – fully vested (5,000 on June 4, 2003 and 80,000 on September 3, 2003)	—	5,237	—	—	—	5,237

Balance-December 31, 2003	460,245,890	23,692,899	(16,634,383)	(105,118)	80,353	7,033,751

METAL STORM LIMITED
(a development stage enterprise)
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(LOSS)
(U.S. DOLLARS)

					Accumulated
	Number of			Accumulated	Other
	Ordinary		Accumulated	Unearned	Comprehensive
	Shares	Amount	Deficit	Compensation	Income (Loss)	Total
Balance-December 31, 2003	460,245,890	23,692,899	(16,634,383)	(105,118)	80,353	7,033,751
Other comprehensive income:
Translation adjustment	—	—	—	—	682,539	682,539
Net loss	—	—	(9,652,359)	—	—	(9,652,359)

Comprehensive loss						(1,936,069)

Unearned compensation	—	(96,446)	—	96,446	—	—
Amortization of unearned compensation	—	—	—	(67,920)	—	(67,920)
Issuance of shares under a private equity raising (May 5, 2004)	61,461,194	15,782,927	—	—	—	15,782,927
Share issue costs	—	(1,251,037)	—	—	—	(1,251,037)
Issuance of shares to a former employee of ProCam Machine LLC as part of his exit agreement (February 6, 2004)	242,069	80,609	—	—	—	80,609
Issuance of shares for employment services rendered (July 9, 2004)	17,200	4,784	—	—	—	4,784
Share options exercised (March 24, 2004)	60	29	—	—	—	29
Share options exercised (April 16, 2004)	75	37	—	—	—	37
Share options exercised (April 23, 2004)	100	47	—	—	—	47
Share options exercised (August 13, 2004)	50	24	—	—	—	24
Share options exercised (September 7, 2004)	4,340	1,956	—	—	—	1,956
Issuance of options to Directors in lieu of cash payment (3,465,000 on June 21, 2004)	—	247,428	—	—	—	247,428
Grant of options in settlement of consultants fees (100,000 on February 2, 2004; 14,438 on February 16, 2004; 8,250 on March 10, 2004; 29,500 on April 5, 2004; 25,000 on May 10, 2004; 25,000 on June 8, 2004 and 75,000 on July 5, 2004)	—	58,357	—	—	—	58,357
Issuance of options in settlement of cash bonus payable (500,000 on April 14, 2004)	—	63,299	—	—	—	63,299
Grant of options to employees under employment contracts (125,000 on January 14, 2004, 81,250 on February 24, 2004, 62,500 on March 31, 2004 and 600,000 on April 14, 2004)	—	25,630	—	—	—	25,630

Balance-December 31, 2004	521,970,978	$38,610,543	$(26,286,742)	$(76,592)	$762,892	$13,010,101

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

See accompanying notes to financial statements

METAL STORM LIMITED
(a development stage enterprise)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. DOLLARS)

				For the Period
				from April 13,
				1994
				(inception) to
	For the years ending December 31,			December 31,
	2004	2003	2002	2004
				(unaudited)
Operating Activities
Net loss	$(9,652,359)	$(4,730,755)	$(5,379,593)	$(26,286,742)
Depreciation and amortization	428,586	56,000	53,982	610,810
Stock based compensation-employee	(42,290)	86,826	8,633	278,610
Shares issued to employees	4,784	16,440	—	21,224
Stock based compensation-non-employees	58,357	15,635	340,949	786,777
Foreign exchange (gain) loss	1,835	(22,750)	72,898	81,031
Movement in inventory provision	69,994	—	—	69,994
Impairment loss	1,529,941	—	—	1,529,941
Movement in deferred rent	48,697	—	—	48,697
Write-off of loan receivable	34,248	—	—	34,248
Accretion expense-Asset retirement obligation	8,704	—	—	8,704
Net change in operating assets and liabilities:
(Increase) decrease in assets:
Receivables and other current assets	110,438	40,252	171,810	123,245
Prepaid expenses	8,525	26,931	(185,402)	(224,620)
Inventory	(113,418)	85,813	—	(27,605)
Increase (decrease) in liabilities:
Accounts payables	(115,678)	97,555	734,545	977,573
Accruals for employee entitlements	(32,913)	29,159	179,374	139,465
Accruals for employee entitlements, non-current	(50,994)	(12,998)	13,594	(19,295)

Net cash used in operating activities	(7,703,543)	(4,311,892)	(3,989,210)	(21,847,943)

Investing activities
Purchase of controlled entity, net of cash received	—	(144,110)	—	(144,110)
Payment for property and equipment	(203,647)	(66,174)	(15,111)	(486,807)
Restricted cash	(622,671)	—	—	(622,671)

Net cash used in investing activities	(826,318)	(210,284)	(15,111)	(1,253,588)

Financing Activities
Proceeds from share options exercised	2,093	950	137,936	146,693
Proceeds from share issue	15,782,927	4,872,327	5,009,132	36,390,921
Share issue costs	(1,251,037)	(23,964)	(15,777)	(2,064,628)
Repayment of borrowings	(1,750,001)	(37,161)	—	(1,787,162)
Proceeds from borrowings	886,244	—	—	886,244

Net cash provided by financing activities	13,670,226	4,812,152	5,131,291	33,572,068

Effect of exchange rate changes on cash	628,831	1,217,643	284,883	1,347,908
Net increase in cash and cash equivalents	5,769,196	1,507,619	1,411,853	11,818,445
Cash and cash equivalents, beginning of year	6,049,249	4,541,630	3,129,777	—

Cash and cash equivalents, end of year	$11,818,445	$6,049,249	$4,541,630	$11,818,445

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$187,815	$12,639	$901	$205,828

See accompanying notes to financial statements

METAL STORM LIMITED
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. DOLLARS)

1. Summary of Significant Accounting Policies

   Organization and Nature of Operations

     Metal Storm Limited was incorporated in Queensland, Australia on April 13, 1994 and listed on the Australian Stock Exchange on July 8, 1999. On March 14, 2001, Metal Storm Limited formed a wholly-owned subsidiary, Metal Storm, Inc., incorporated in the state of Virginia, United States (“U.S.”) on March 31, 2004, Metal Storm Limited formed another wholly-owned subsidiary, Metal Storm U.S.A. Limited incorporated in the state of Delaware, U.S. and on December 11, 2003, Metal Storm Limited acquired 100% of ProCam Machine LLC, based in Seattle, Washington, U.S. (collectively referred to as “Metal Storm” or the “Company”).

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

     ProCam Machine LLC specializes in the manufacture and sale of precision engineered parts to the defense, electronics, aircraft and space propulsion industries.

   Principles of Consolidation

     The financial statements include the accounts of Metal Storm Limited and its wholly-owned subsidiaries, Metal Storm Inc (comprising the Rabbi Trust), Metal Storm U.S.A. Limited and ProCam Machine LLC. All inter-company balances and transactions have been eliminated on consolidation.

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

     The Company will continue to review the need to seek additional funding through public and private financing and/or through collaboration or other arrangements with corporate partners. The Company cannot be certain that it will be able to raise any required funding or capital, on favorable terms or at all, or that they will be able to establish corporate collaborations on acceptable terms, if at all. If the Company is unable to obtain such additional funding or capital, they may be required to reduce the scope of their development plans.

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

METAL STORM LIMITED
(a development stage enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
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

   Research and Development

     Research and development expense, which includes personnel costs, manufacturing expenses and outsourcing services, consists of expenditures for research the Company conducts and includes the Company’s share of costs incurred under research arrangements, grants and contracts with the U.S. government. The Company expenses research and development expenses as they are incurred. The Company has not entered into any research and development agreements that would require government grants and contracts to be recorded as an offset to research and development expenses in accordance with the AICPA Audit and Accounting Guide: Audits of Federal Government Contractors.

     Although the Company believes that its patents and underlying technology have continuing value, the future benefits to be derived there from are uncertain. Patent costs are therefore included under research and development expenses rather than capitalized.

   Foreign Currency Transactions

     The Australian dollar is the functional currency for the parent entity, Metal Storm Limited. The functional currency of the Company’s subsidiaries Metal Storm Inc. and Metal Storm U.S.A. Limited is the Australian dollar and the functional currency of ProCam Machine LLC is the U.S. dollar. Balance sheet amounts denominated in Australian dollars have been translated into U.S. dollars using the year end rate of exchange. Operating results denominated in Australian dollars have been translated into U.S. dollars using the average rate of exchange. Capital accounts are translated at historical exchange rates. Gains or losses resulting from such translation are included as a component of stockholders’ equity. Foreign currency transaction gains or losses are recognized in the period incurred and are included in other income (expense) in the consolidated statements of operations. Commitments, contingencies and option exercise prices detailed in the notes have been translated into U.S. currency at the rate of exchange at December 31, 2004 and 2003 of A$1.00 = $0.7805 and A$1.000 = $0.748, respectively.

   Cash and Cash Equivalents

     Cash equivalents are comprised of short-term, highly liquid investments that are both: (i) readily convertible to known amounts of cash, and (ii) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Investments with maturities less than 90 days are classified as cash equivalents.

   Accounts Receivable

     Trade receivables are carried at amounts due. The collectibility of debts is assessed at the balance date and specific provision is made for any doubtful accounts.

   Property and Equipment

     Property and equipment are stated at cost, net of accumulated depreciation. Property and equipment are depreciated on a straight line basis over the estimated useful lives of the assets.

METAL STORM LIMITED
(a development stage enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(U.S. DOLLARS)

Classes of property and equipment and related useful lives are as follows:

Estimated
Useful Life
Asset	Years
Machinery and equipment	2.5-5
Leasehold improvements	Lease term
Machinery and equipment under capital leases	Lease term

   Inventory

     Inventory is stated at the lower of cost or market value. Costs are assigned to individual items of inventory mainly on the basis of average costs.

   Goodwill

     The Company recorded goodwill from the purchase of ProCam Machine, LLC which was effective December 1, 2003. In accordance with SFAS No. 142, Accounting for Goodwill and Intangible Assets, no amortization has been recorded for goodwill. SFAS No. 142 requires that goodwill be assessed annually for impairment.

     Goodwill represents the excess of the cost of businesses acquired over the fair value of the identifiable net assets acquired. The Company tests goodwill for impairment annually, and on an interim basis if events or changes in circumstances between annual tests indicate that the asset might be impaired, using the two-step process prescribed in SFAS 142. The first step is a comparison of the fair value of the reporting unit with its carrying amount, including goodwill. If this step reflects impairment, then the loss is measured as the excess of the recorded goodwill over its implied fair value. Implied fair value is the excess of the fair value of the reporting unit over the fair value of all identified assets and liabilities.

   Intangible Assets

     The Company amortizes finite life intangible assets over their estimated useful life using the straight line method as follows:

     Non-compete agreements – 3 years

     The Company periodically evaluates the recoverability of intangible assets when necessary and takes into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists.

   Stock-Based Compensation

     The Company has elected to account for its stock option plans in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations (“APB 25”) and adopt the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). Under APB 25, the Company recognizes compensation expense for stock option grants to the extent that the fair value of the stock exceeds the exercise price of the option at the measurement date. Unearned compensation expense is charged against operations ratably over the vesting period of the options. For disclosure purposes under SFAS 123, stock options are valued at the measurement date using the Black-Scholes option valuation model and compensation costs are recognized ratably over the vesting period.

     Options granted to consultants and other non-employees are accounted for in accordance with Emerging Issues Task Force Consensus No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or In Conjunction with Selling, Goods or Services, and valued using the Black-Scholes option valuation model.

METAL STORM LIMITED
(a development stage enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(U.S. DOLLARS)

     The Company’s pro forma information with respect to employee stock-based compensation is as follows:

	2004	2003	2002
Net loss as reported	$(9,652,359)	$(4,730,755)	$(5,379,593)

Basic and diluted net loss per ordinary share as reported	$(0.019)	$(0.011)	$(0.013)

Employee stock based compensation, net of taxes, as calculated under APB 25 included in net loss as reported	$(37,506)	$103,266	$8,633

Employee stock based compensation, net of taxes, as calculated under FAS 123	$(325,674)	$(229,170)	$(145,691)

Pro forma net loss	$(10,015,539)	$(4,856,659)	$(5,516,651)

Pro forma basic and diluted net loss per ordinary share	$(0.020)	$(0.011)	$(0.013)

     Refer to Note 15 for further details regarding the Company’s stock option plans.

   Net Loss Per Share

     Basic and diluted net loss per share has been calculated by dividing net loss by the weighted average ordinary shares outstanding during the periods.

     Stock options have not been included in the computation of net loss per share in the periods presented, as their effect is anti-dilutive. For additional disclosures regarding stock options see Note 15.

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

   Income Taxes

     Income taxes have been provided using the liability method of accounting in accordance with Statement of Financial Accounting Standards No 109 (SFAS 109) Accounting for Income Taxes.

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

METAL STORM LIMITED
(a development stage enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(U.S. DOLLARS)

   Impairment

     Pursuant to guidance established in SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company evaluates the recoverability of its long lived assets when events and circumstances warrant such a review or at least annually. An impairment review is based on an undiscounted cash flow analysis. Impairment occurs if the carrying value exceeds the future undiscounted cash flows from related operations. If impairment is deemed to exist, the asset will be written down to fair value, generally determined based on projected discounted cash flows. Management also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. The Company did not deem any of its identifiable assets to be impaired, and no impairment adjustment (other than for goodwill) was recorded.

   Financial Instruments

     The fair values of financial instruments, including cash and cash equivalents, accounts receivable, investments, accounts payable, bank loan and other loan, approximate their carrying value due to their short term nature. Refer to Note 17 for further details.

   Reclassifications

     Certain reclassifications have been made to prior periods to conform to the current period presentation.

   Rabbi Trust

     On September 1, 2003, in order for the Company to meet the requirements of the Small Business Innovation Research Program (SBIR), a U.S. Government program that funds research and development activities aimed at the defense industry, the Company divested 51% of its interest in Metal Storm Inc. to a trust established to hold shares of common stock for the benefit of U.S. citizens identified by the Board and pursuant to a compensation plan, which has yet to be adopted. The trust qualifies as a “rabbi trust” for U.S. legal and tax purposes and per guidance in EITF 97-14 Accounting for Deferred Compensation Agreements Where Amounts Are Held in a Rabbi Trust and Invested should be consolidated with the financial statements of the employer, being Metal Storm Inc. At December 31, 2004 no shares or options were issued by the trust.

   Software development cost:

     Statement of Financial Accounting Standards No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed”, requires software development costs to be capitalized upon the establishment of technological feasibility. The establishment of technical feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors, such as anticipated future revenue, estimated economic life, and changes in software and hardware technologies. Capitalizable software development expenses have not been significant and have been expensed as incurred.

   Accounting Standards

     In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123R, Share-Based Payment. SFAS No. 123R is a revision of SFAS No. 123, Accounting for Stock Based Compensation, and supersedes APB 25. Among other items, SFAS 123R eliminates the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize in the financial statements the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards. The effective date of SFAS 123R is the first reporting period beginning after June 15, 2005, although early adoption is allowed. SFAS 123R requires companies to adopt its requirements using a “modified prospective” method or a “modified retrospective” method. Under the “modified prospective” method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS 123R for all share-based payments granted after that date, and based on the requirements of SFAS 123 for all unvested awards granted prior to the effective date of SFAS 123R. The “modified retrospective” method also permits entities to restate financial statements of previous periods based on proforma disclosures made in accordance with SFAS 123.

METAL STORM LIMITED
(a development stage enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(U.S. DOLLARS)

     The Company currently utilizes a standard option pricing model (i.e., Black-Scholes) to measure the fair value of stock options granted to employees for proforma purposes. While SFAS 123R permits entities to continue to use such a model, the standard also permits the use of a “lattice” model. The Company has not yet determined which model it will use to measure the fair value of employee stock options upon the adoption of SFAS 123R.

     SFAS 123R also requires that the benefits associated with the tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. The Company has not yet determined what effect, if any, this change will have on future periods.

     The Company will adopt SFAS 123R effective July 1, 2005; however, it has not yet determined which of the aforementioned adoption methods it will use.

     In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, Inventory Costs – an amendment to ARB No. 43. This statement provides guidance to clarify the accounting for abnormal amounts of idle facility expense, freight handling costs, and wasted material (spoilage), among other production costs. Provisions of ARB No. 43 stated that under some circumstances, items such as idle facility expense, excessive spoilage and other costs may be so abnormal as to require treatment as current period charges. This statement requires that those items to be recognized as current period charges regardless of whether they meet the criterion of “so abnormal”. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement will be applied prospectively during the fiscal year beginning January 1, 2006. Adoption of the statement is not expected to have a material impact on the Company’s financial statements.

     In November 2004, the FASB issued SFAS No. 152 Accounting for Real Estate Time-Sharing Transactions – an amendment of SFAS No. 66 and 67. This Statement amends SFAS No. 66. Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time-Sharing Transactions. This Statement also amends SFAS No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state the guidance for (a) incidental costs and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to guidance in SOP 04-2. SFAS No. 152 is effective for financial statements for fiscal years beginning after June 15, 2005. Adoption of this statement is not expected to have a material impact on the Company’s financial statements.

     In November 2004, the FASB issued SFAS No. 153, Exchange of Non-monetary Assets – an amendment to Accounting Principles Board (“APB”) Opinion No. 29. This Statement amends APB Opinion No. 29 Accounting for Non-monetary Transactions to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This is effective for the Company’s fiscal year beginning January 1, 2006. Adoption of this statement is not expected to have a material impact on the Company’s financial statements.

2. Concentrations of Credit Risk

     Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, cash equivalents and accounts receivable. The Company invests cash and cash equivalents, which are not required for immediate operating needs with various high credit quality financial institutions located in Australia. Concentrations of credit risk with respect to accounts receivable are limited due to the number and quality of entities comprising the Company’s customer base. The Company performs credit evaluations of its customers’ financial conditions and does not require collateral for accounts receivable.

     Included in accounts receivable at December 31, 2003 is $211,880 receivable from three customers representing 47% of the receivable balance. Sales to each of these customers exceeded 10% of the Companies total sales in 2003. At December 31, 2004 no individual customer had outstanding balances greater than 10% of accounts receivable and no sales to customers exceeded 10% of 2004 sales. Refer to Note 16 for further details.

     At December 31, 2004, and 2003 the Company had $177,941 and $250,356 respectively of cash on deposit with a financial institution. The Company believes no significant risk of loss exists with respect to these amounts.

METAL STORM LIMITED
(a development stage enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(U.S. DOLLARS)

3. Acquisition of Controlled Entity

     In December 2003, Metal Storm Limited acquired 100% of the outstanding common stock of ProCam Machine LLC (ProCam). The results of ProCam’s operations have been included in the consolidated financial statements since December 1, 2003. ProCam specialize in the manufacturing of defense products, which provides the Company with an established business in the U.S. defense and aerospace sector as well as the ability to produce the Company’s prototype weapon systems for demonstration in the U.S.

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

     The following table summarized the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition.

Cash	$45,629
Receivables	442,707
Inventories	242,004
Prepayments & deposits	50,998
Property and equipment (net)	2,413,352
Intangibles	147,000
Goodwill	1,553,830

Total assets acquired	4,895,520

Payables	(249,424)
Interest bearing liabilities (current)	(955,460)
Interest bearing liabilities (long term)	(1,237,890)
Provisions	(77,248)
Other accruals	(208,386)

Total liabilities assumed	(2,728,408)

Net assets acquired	$2,167,112

     Identifiable intangibles consist of non-compete agreements having a fair value of $147,000 with a remaining life of three years. This intangible was assigned to the manufacturing segment. The goodwill balance was assigned to the manufacturing segment.

     The following unaudited pro forma financial information summarizes the Company’s consolidated results of operations as if the ProCam acquisition had occurred on the first day of the fiscal years 2003 and 2002.

	December 31,
Pro-forma financial information (unaudited)	2003	2002
Net revenues	$4,294,853	$1,252,195
Loss before income taxes	(5,096,327)	(5,411,249)
Net loss	(5,096,327)	(5,411,249)
Earnings per share
Basic and Diluted	(0.012)	(0.013)

METAL STORM LIMITED
(a development stage enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(U.S. DOLLARS)

4. Cash and Cash Equivalents

	December 31,
	2004	2003
Cash at bank	$891,445	$484,412
Cash on deposit at floating rate	10,927,000	5,564,837

	$11,818,445	$6,049,249

     Deposits or withdrawals from cash on deposit may be made at any time without prior notice or penalty.

5. Restricted Cash

     Restricted cash of $659,871 at December 31, 2004 represents deposits held as security for the ProCam Machine line of credit facility. These amounts become available for use upon the termination of this credit facility; the credit facility expires in January 2006.

6. Inventory

	December 31,
	2004	2003
Inventory consists of the following:
Raw materials and supplies at cost	$37,720	$38,202
Work in progress at cost	132,847	111,723
Finished goods at cost	95,318	—
Less: Provision for obsolescence	(69,994)	—

	$195,891	$149,925

     Movements in provision for obsolescence for the fiscal year 2004 and 2003 are shown below.

	2004	2003
Balance at beginning of the year	$—	$—
Provision	101,000	—
Write off	(10,009)	—
Reversal	(20,997)	—

Balance at end of the year	$69,994	$—

METAL STORM LIMITED
(a development stage enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(U.S. DOLLARS)

7. Property and Equipment

     Property and equipment consist of the following:

	December 31,
	2004	2003
Machinery and equipment	$2,111,026	$1,032,827
Accumulated depreciation and amortization	(672,512)	(208,271)

	1,438,514	824,556

Leasehold improvements	23,596	—
Accumulated depreciation and amortization	(14,220)	—

	9,376	—

Property and equipment, net	$1,447,890	$824,556

Machinery and equipment under capital leases	$1,303,864	$1,733,769
Accumulated depreciation and amortization	(258,470)	(15,903)

Property and equipment under capital leases, net	$1,045,394	$1,717,866

Total property and equipment, net	$2,493,284	$2,542,422

     Depreciation expense relating to property and equipment, including amounts recorded for items under capital leases, amounted to $366,119, $52,667 and $53,982 for the years ended 2004, 2003 and 2002 respectively.

8. Intangible Assets

     Intangible assets consist of the following:

	December 31,
	2004	2003
Non-compete agreements — gross	$147,000	$147,000
Less accumulated amortization	(55,116)	(3,333)

Non-compete agreements — net	$91,884	$143,667

Goodwill — opening	$1,553,830	$1,553,830
Change in opening balance due to movement in exchange rate	(23,889)	—

	1,529,941	1,553,830
Impairment loss	(1,529,941)	—

Goodwill — net	$—	$1,553,830

Total intangible assets — net	$91,884	$1,697,497

     For further information with regard to the acquisition of the non-compete agreements and goodwill refer to Note 3. The amortization expense of amortizable intangible assets for the years ended December 31, 2004, 2003 and 2002 was $48,247, $3,333 and nil respectively.

METAL STORM LIMITED
(a development stage enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued
(U.S. DOLLARS)

     At December 31, 2004 the Company determined an impairment loss on goodwill of $1,529,941 was appropriate (2003: nil). The goodwill balance arose on the acquisition of the Company’s subsidiary, ProCam Machine LLC (ProCam) in December 2003. It was deemed impaired because of the significant underperformance of ProCam relative to expected historical and projected future operating results. Through a detailed cash flow analysis management determined that the goodwill was impaired and written down to its fair value. Goodwill is disclosed as part of the manufacturing segment.

     9. Income Taxes

     At December 31, 2004 the Company has net operating loss carryforwards of approximately $19,284,344 which are indefinite as to use under Australian tax law, and $6,789,752 in the United States which expires at various dates through 2024.

     The Company has not yet assessed the impact of the reorganization of ownership in its US subsidiary, Metal Storm, Inc. on the ability of the Company to utilize net operating losses.

     The gross tax loss carryforward can be reconciled as follows:

	Year Ended December 31,
	2004	2003
Opening tax loss carryforward
- Australian	$14,525,918	$9,459,000
- US	2,290,102	1,054,000

Current year tax loss	8,626,937	4,548,375
Effect of foreign currency translation	631,139	1,754,645

Gross tax loss:
- Australian	19,284,344	14,525,918
- US	6,789,752	2,290,102

Total	$26,074,096	$16,816,020

     The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 2004, 2003 and 2002 are presented below:

	Year Ended December 31,
Deferred tax assets	2004	2003	2002
Patent costs	748,520	517,957	226,060
Capital raising costs	406,511	105,351	13,352
Amortization	16,535	1,000	—
Employee entitlements	84,521	111,129	79,866
Other	—	7,386	—
Loss carryforward (net)	8,093,818	5,229,565	3,153,900

Net deferred tax assets	9,349,905	5,972,388	3,473,178
Valuation allowance	(9,349,905)	(5,972,388)	(3,473,178)

	—	—	—

     The change in the valuation allowance and the corresponding change in the deferred tax asset amounted to $3,377,517, $2,499,210 and $1,797,262 for the years ended December 31, 2004, 2003 and 2002, respectively.

METAL STORM LIMITED
(a development stage enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued
(U.S. DOLLARS)

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generating of future taxable income during the periods in which those temporary differences become deductible. Management considers the projected future taxable income over the periods in which the deferred tax assets are deductible. At this time, management has concluded that it is not likely that the Company will realize the benefits of these deductible differences, as there can be no assurance that the Company will generate the necessary taxable income in any future periods.

     The reconciliation of income tax computed at the Australian statutory rate to income tax expense is as follows:

	Year Ended December 31,
	2004	2003	2002
Tax at Australian statutory tax rate	(30.00)%	(30.00)%	(30.00)%
Effect of difference between the Australian tax rate and the U.S. tax rate	(1.11)%	(0.98)%	(0.78)%
Non deductible items	2.04%	2.35%	2.06%
Change in valuation allowance	29.07%	28.63%	28.72%

	—%	—%	—%

     For financial reporting purposes, loss before income taxes includes the following components:

	Year Ended December 31,
	2004	2003	2002
Pre tax (loss):
Domestic operations (Australia)	$(6,103,968)	$(3,377,749)	$(4,325,460)
Foreign operations (United States)	$(3,548,391)	$(1,353,006)	$(1,054,133)

10. Capital leases

     During the year, the Company has prepaid balances totaling $388,620 on capital leases. As a result, the expiry date of lease commitments has been reduced from 2021 to 2009.

     The Company leases machinery and equipment under capital leases expiring at various dates through to 2009. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the assets. The assets are amortized over the lesser of their related lease terms or their estimated productive lives. Amortization of assets under capital leases is included in depreciation expense.

     Following is a summary of machinery and equipment held under capital leases as of December 31, 2004 and 2003.

	December 31,
	2004	2003

Machinery and equipment	$1,303,864	$1,733,769
Less: accumulated depreciation	(258,470)	(15,903)

Total	$1,045,394	$1,717,866

METAL STORM LIMITED
(a development stage enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued
(U.S. DOLLARS)

     At December 31, 2004 minimum future lease payments under capital leases for each year through 2009 and thereafter is as follows:

2004
2005	$258,452
2006	222,820
2007	115,030
2008	106,786
2009	47,277
Thereafter	—

Total minimum lease payments	750,365
Less: amount representing interest	(83,606)

Present value of net minimum lease payments	$666,759

Obligations under capital leases
Current liability	$215,505
Non-current liability	451,254

Total obligations under capital leases	$666,759

11. Borrowings

     Borrowings consist of the following:

	December 31,
	2004	2003

Current
Bank loan	$647,729	$432,637
Note payable	290,998	333,518

	$938,727	$766,155

Terms and conditions of borrowings

Current

     Bank loan: The bank loan was assumed on the acquisition of ProCam and represents a line of credit with an interest rate of prime of 4.0% plus 1.5% that expired in February 2004, the weighted average interest rate was 5.5%. On January 27, 2004 a new line of credit was established which will expire on January 27, 2006, with an interest rate of 4.6%. At December 31, 2004 there was an available balance of $2,271. These borrowings are denominated in U.S. Dollars.

     Note payable: The note payable is with a financial institution, which will expire in July 2005 and has an interest rate of 4.2%. The note payable is denominated in Australian Dollars.

     The weighted average interest rate on short-term borrowings outstanding at December 31, 2004 and 2003 was 6.1% and 7.4%, respectively.

METAL STORM LIMITED
(a development stage enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued
(U.S. DOLLARS)

12. Related Parties

     On May 25, 1999 Mr. J.M. O’Dwyer entered into a voting rights agreement with Charter Pacific Corporation Limited pursuant to which Charter Pacific Corporation agreed to appoint Mr. J.M. O’Dwyer as the Charter Pacific Corporation’s proxy with respect to 4,287,503 of the Company’s shares to vote in respect of all matters put before the stockholders, with certain limited exceptions. The voting rights agreement expired on July 7, 2001. In consideration for the voting rights agreement, Mr. J.M. O’Dwyer entered into a relationship deed with Charter Pacific Corporation dated May 25, 1999 where he agreed, (a) that he will use or procure the voting rights attached to the shares registered in his name or that he controls, to vote in favor of the election or re-election, as the case may be, of the person nominated by Charter Pacific Corporation to be a director of Metal Storm; (b) that he will not use the voting rights attached to the shares registered in his name that he controls, to vote to remove the person nominated by Charter Pacific Corporation to be a director of Metal Storm as a director; and (c) that while he is a director of Metal Storm, and if requested so to do by Charter Pacific Corporation, he will seek to procure the appointment of a person nominated by Charter Pacific Corporation to be appointed as a director of Metal Storm to fill any casual vacancy caused by the death, retirement, resignation or removal of the then existing Charter Pacific Corporation representative. Mr J.M. O’Dwyer resigned as director on February 8, 2005.

     The relationship deed expires on the later of two years after the date of the issuance of the Company’s securities in Australia under its May 1999 prospectus or Charter Pacific Corporation’s shareholding in the Company is reduced to 5% of the Company’s issued capital. This relationship deed expired October 20, 2004.

     During 2004, legal services totaling $nil (2003: $nil; 2002: $120,996) were performed by McCullough Robertson Lawyers of which Mr. J.B.L. Heading, a former director (resigned March 26, 2003), is a partner. At December 31, 2004, $nil was outstanding and payable (2003: $nil). The amounts owing were repaid in full under the Company’s normal trading terms of credit.

     During 2004, accounting and consulting services totaling $nil (2003: $3,993; 2002: $29,449) were performed by BDO Kendalls, of which Mr. T.J. O’Dwyer, a director, is a partner. At December 31, 2004 $nil was outstanding and payable (2003: $nil). The amounts owing were repaid in full under the Company’s normal trading terms of credit.

     During 2004, consultancy fees were paid to Admiral W.A. Owens (US Navy retired), a director, totaling $nil (2003: $24,147; 2002: $82,903) pursuant to a consultancy agreement with the Company. At December 31, 2004, $nil was outstanding and payable (2003: $nil). The amounts owing were non-interest bearing and were repaid in full generally under 30 day terms.

     During 2004, consultancy services totaling $nil (2003: $24,586; 2002: $63,472) were performed by Clarity Business Consulting, of which Mr. P.L.G. Pursey, a former director of the Company (resigned March 26, 2003), is a director and shareholder. At December 31, 2004, $nil was outstanding and payable (2003: $nil). The amounts owing were non-interest bearing and were repaid in full generally under 30 day terms.

     During 2004, corporate advisory services totaling $18,413 were performed by BBY Ltd of which Mr B.S. McComish, a director (appointed October 12, 2004) is a director. At December 31, 2004 $nil was outstanding and payable. The amounts owing were non-interest bearing and repayable under the Company’s normal trading terms of credit.

     At December 31, 2004 severance payments of $265,782 were due to Mr. C.A. Vehlow pursuant to his termination agreement.

     In addition, directors’ fees were payable to the following directors at December 31, 2004 and 2003:

	December 31,
	2004	2003
Admiral W.A. Owens	$11,708	$48,620
Mr. J.M. O’Dwyer	35,123	33,660
General W.A. Downing	35,123	33,660
Lieutenant General D.W. Christman	48,293	33,660
Dr. D.L. Alspach	52,684	11,220
Mr. B.S. McComish	8,781	—
Mr. C.A. Vehlow	17,560	—

	$209,272	$160,820

METAL STORM LIMITED
(a development stage enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued
(U.S. DOLLARS)

13. Commitments and Contingencies

   Operating Leases

     The operating lease commitments primarily consist of the rental of office premises.

     The Company is obligated under various operating leases for office premises and other equipment for periods expiring through 2010.

     Future payments under non-cancelable operating lease arrangements at December 31, 2004 are as follows:

Years ending December 31
2005	$556,741
2006	568,209
2007	347,115
2008	213,431
2009	219,273
2010	75,120

Total minimum rental commitments	$1,979,889

     The rentals under the office premises operating leases are subject to annual increases of 2% to 4.5% and/or CPI increases.

14. Stockholders’ Equity

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

     On September 24, 2002 the Company issued 766,488 listed options as partial payment for consultancy services provided by an unrelated party. The partial payment of these services and the options issued have been recorded in the financial statements at the fair value of the options as of September 24, 2002, the date at which the options were issued and the services were completed. The fair value of $109,153 was calculated by using the Black Scholes valuation model.

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

METAL STORM LIMITED
(a development stage enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued
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

     On February 24, 2003 the Company issued 59,472 ordinary shares in the Company at market value as payment for consultancy services provided by an unrelated party. The payment of these services and the ordinary shares have been recorded in the financial statements at the fair value of the ordinary shares as of February 24, 2003. The fair value of $15,635 was calculated by using the market value of the shares on the date of issue.

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

     On February 2, 2004 the Company granted 100,000 unlisted options as payment for consultancy services provided by an unrelated party. The payment of these services and the options issued have been recorded in the financial statements at the fair value of the options as of February 2, 2004, the date at which the options were granted and the services completed. The fair value of $20,784 was calculated by using the Black Scholes valuation model.

     On February 6, 2004 the Company issued 242,069 shares in the Company to a former employee of ProCam Machine LLC as part of his exit agreement. The employee related expense and ordinary shares issued were recorded in the financial statements at the fair value of the ordinary shares as of February 6, 2004. The fair value of $80,609 was calculated by using the market value of the shares on the date of issue.

     On February 16, 2004 the Company granted 14,438 unlisted options as payment for consultancy services provided by an unrelated party. The payment of these services and the options issued have been recorded in the financial statements at the fair value of the options as of February 16, 2004, the date at which the options were granted and the services completed. The fair value of $5,116 was calculated by using the Black Scholes valuation model.

     On March 10, 2004 the Company granted 8,250 unlisted options as payment for consultancy services provided by an unrelated party. The payment of these services and the options issued have been recorded in the financial statements at the fair value of the options as of March 10, 2004, the date at which the options were granted and the services completed. The fair value of $2,780 was calculated by using the Black Scholes valuation model.

     On March 24, 2004 60 listed options were exercised at an exercise price of A$0.65 (approximately $0.49) per option.

METAL STORM LIMITED
(a development stage enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued
(U.S. DOLLARS)

     On April 5, 2004 the Company granted 29,500 unlisted options as payment for consultancy services provided by an unrelated party. The payment of these services and the options issued have been recorded in the financial statements at the fair value of the options as of April 5, 2004, the date at which the options were granted and the services completed. The fair value of $6,940 was calculated by using the Black Scholes valuation model.

     On April 16, 2004 75 listed options were exercised at an exercise price of A$0.65 (approximately $0.49) per option.

     On April 23, 2004 100 listed options were exercised at an exercise price of A$0.65 (approximately $0.47) per option.

     On May 5, 2004 the Company issued 61,461,194 shares in a private equity raising and received proceeds of $15,782,927. Costs incurred relating to the issue totaled $1,251,037.

     On May 10, 2004 the Company granted 25,000 unlisted options as payment for consultancy services provided by an unrelated party. The payment of these services and the options issued have been recorded in the financial statements at the fair value of the options as of May 10, 2004, the date at which the options were granted and the services completed. The fair value of $4,091 was calculated by using the Black Scholes valuation model.

     On June 8, 2004 the Company granted 25,000 unlisted options as payment for consultancy services provided by an unrelated party. The payment of these services and the options issued have been recorded in the financial statements at the fair value of the options as of June 8, 2004, the date at which the options were granted and the services completed. The fair value of $4,218 was calculated by using the Black Scholes valuation model.

     On July 5, 2004 the Company granted 75,000 unlisted options as payment for consultancy services provided by an unrelated party. The payment of these services and the options issued have been recorded in the financial statements at the fair value of the options as of July 5, 2004, the date at which the options were granted and the services completed. The fair value of $14,428 was calculated by using the Black Scholes valuation model.

     On July 9, 2004 the Company issued 17,200 ordinary shares in the Company at market value to employees of ProCam Machine LLC for services rendered. The employee related expense and the ordinary shares issued have been recorded in the financial statements at the fair value of the ordinary shares as of July 9, 2004. The fair value of $4,784 was calculated by using the market value of the shares on the date of issue.

     On August 13, 2004 50 listed options were exercised at an exercise price of A$0.65 (approximately $0.47) per option.

     On September 7, 2004 4,340 listed options were exercised at an exercise price of A$0.65 (approximately $0.45) per option.

METAL STORM LIMITED
(a development stage enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(U.S. DOLLARS)

15. Stock Options

Unlisted Options

     Discretionary Options issued to Executives and Employees

     Options issued to executives and employees are issued at the discretion of the Board under the Company’s constitution to provide incentive and to reward full time executives and employees for the role they play in the Company. The exercise price of the options issued shall not be less than the market price of the Company’s shares on the date determined by the Board and the aggregate number of options issued shall not exceed 5% of the Company’s shares then on issue.

     A summary of the terms of the options issued and outstanding at December 31, 2004 are as follows:

     5,000 options were granted on June 4, 2003. These options vested immediately, have an exercise price of A$0.39 and expire on the fifth anniversary of the grant date.

     25,000 options were granted on September 3, 2003. These options vested in full one year after the grant date and had no performance hurdles attached to it. The options have an exercise price of A$0.40 and expire on the second anniversary of the grant date.

     55,000 options were granted on September 3, 2003. These options vested immediately, have an exercise price of A$0.40 and expire on the third anniversary of the grant date.

     Information with respect to the number of options granted to executives and employees at the discretion of the Board are as follows:

	Number of	Weighted	Number of	Weighted
	options	average exercise	options	average exercise
	outstanding	price (i)	exercisable	price (i)
Options outstanding, December 31, 2000	—	—	—	—
- granted	575,000	A$1.16
- forfeited	—	—
- expired	—	—
- exercised	—	—

Options outstanding, December 31, 2001	575,000	A$1.16	575,000	A$1.16
- granted	—	—
- forfeited	—	—
- expired	—	—
- exercised	—	—

Options outstanding, December 31, 2002	575,000	A$1.16	575,000	A$1.16
- granted	85,000	A$0.40
- forfeited	—	—
- expired	—	—
- exercised	—	—

Options outstanding, December 31, 2003	660,000	A$1.06	635,000	A$0.94

- granted	—	—
- forfeited	—	—
- expired	(575,000)	A$1.16
- exercised	—	—

Options outstanding, December 31, 2004	85,000	A$0.40	85,000	A$0.40

Shares reserved for future issuance as at December 31, 2004	85,000

(i)	Options were issued in Australian dollars (the functional currency for the Company).

METAL STORM LIMITED
(a development stage enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(U.S. DOLLARS)

     There were a total of nil options granted during 2004 (2003: 85,000; and 2002: nil). The equivalent market price per share at grant date for options granted during 2003 was A$0.43-A$0.49.

     On July 2, 2004 575,000 options expired.

     The following table summarizes information about options outstanding at December 31, 2004, which were issued at the discretion of the Board:

		Outstanding			Exercisable
		Weighted				Weighted
		average	Weighted			average
		remaining	average		Number of	exercise
Exercise price (i)	Options	contractual life	exercise price		options	price
A$0.39	5,000	3.4 years	A$	0.39	5,000	A$	0.39
A$0.40	25,000	0.7 years	A$	0.40	25,000	A$	0.40
A$0.40	55,000	1.7 years	A$	0.40	55,000	A$	0.40

Total	85,000				85,000

(i)	Options were issued in Australian dollars (the functional currency for the Company).

     Options issued under the Company’s Constitution

     Information with respect to options issued in line with the powers contained in the Company’s constitution, is as follows:

	Number of	Weighted		Number of	Weighted
	options	average exercise		options	average exercise
	outstanding	price (i)		exercisable	price (i)
Options outstanding, December 31, 2000	1,375,000	A$	0.50	1,375,000	A$	0.50
- granted	5,600,000	A$	0.16
- forfeited	—		—
- expired	—		—
- exercised	(5,000)		—

Options outstanding, December 31, 2001	6,970,000	A$	0.23	1,970,000	A$	0.77
- granted	129,165	A$	1.09
- forfeited	—		—
- expired	—		—
- exercised	(500,000)	A$	0.48

Options outstanding, December 31, 2002	6,599,165	A$	0.22	1,599,165	A$	0.89
- granted	793,000	A$	0.53
- forfeited	(870,000)	A$	0.51
- expired	—		—
- exercised	—		—

Options outstanding, December 31, 2003	6,522,165	A$	0.21	1,522,165	A$	0.98
- granted (ii)	5,748,438	A$	0.44
- forfeited	—		—
- expired	(600,000)	A$	1.40
- exercised	—		—

Options outstanding, December 31, 2004	11,670,603	A$	0.27	4,430,915	A$	0.49

Shares reserved for future issuance as at December 31, 2004	11,670,603

(i)	Options were issued in Australian dollars (the functional currency for the Company).

METAL STORM LIMITED
(a development stage enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(U.S. DOLLARS)

(ii)	Of the 5,748,438 options granted during 2004, option certificates for 2,239,688 were not issued by the Company because during the year the Company had reached its annual limit of issuing equity securities under Australian Stock Exchange Listing Rules. These option certificates have not yet been issued. 277,188 of the options were granted to external consultants for services rendered and 1,962,500 were granted to employees under the terms of their service contracts or in lieu of cash bonuses. The value of the options granted to employees recognized in the statement of operations is $25,630. The value of options granted to consultants recognized in the statement of operations in 2004 is $58,357. The employees and consultants were entitled to these options at grant date and the Company was obliged to issue those options, therefore a measurement date has occurred. At December 31, 2004 the recipients had received notification of their entitlement to these awards. No further service is required and the options are fully vested. The unissued options have been valued and have been recognized as an expense where appropriate.

     There were 5,748,438 options granted during 2004 (2003: 793,000, 2002: 129,165). The equivalent market price per share at grant date for options granted during 2004 was A$0.22-A$0.47 (2003: A$0.43-A$0.49; 2002: A$0.55-A$0.99).

     On January 14, 2004 the Company granted 125,000 options to employees under their employment contracts. The employee related expense and options issued have been recorded in the financial statements at their intrinsic value being $3,890.

     On February 2, 2004 the Company granted 100,000 unlisted options as payment for consultancy services provided by an unrelated party. The payment of these services and the options issued have been recorded in the financial statements at the fair value of the options as of February 2, 2004, the date at which the options were granted and the services completed. The fair value of $20,784 was calculated by using the Black Scholes valuation model.

     On February 6, 2004 the Company issued 43,750 options to employees under their employment contracts. The employee related expense and options issued have been recorded in the financial statements at the intrinsic value being $nil.

     On February 16, 2004 the Company granted 14,438 unlisted options as payment for consultancy services provided by an unrelated party. The payment of these services and the options issued have been recorded in the financial statements at the fair value of the options as of February 16, 2004, the date at which the options were granted and the services completed. The fair value of $5,116 was calculated by using the Black Scholes valuation model.

     On February 24, 2004 the Company granted 81,250 options to employees under their employment contracts. The employee related expense and options issued have been recorded in the financial statements at their intrinsic value being $1,269.

     On March 10, 2004 the Company granted 8,250 unlisted options as payment for consultancy services provided by an unrelated party. The payment of these services and the options issued have been recorded in the financial statements at the fair value of the options as of March 10, 2004, the date at which the options were granted and the services completed. The fair value of $2,780 was calculated by using the Black Scholes valuation model.

     On March 31, 2004 the Company granted 62,500 options to employees under their employment contracts. The employee related expense and options issued have been recorded in the financial statements at their intrinsic value being $2,858.

     On April 5, 2004 the Company granted 29,500 unlisted options as payment for consultancy services provided by an unrelated party. The payment of these services and the options issued have been recorded in the financial statements at the fair value of the options as of April 5, 2004, the date at which the options were granted and the services completed. The fair value of $6,940 was calculated by using the Black Scholes valuation model.

     On April 14, 2004 the Company granted 600,000 options to employees under their employment contracts. The employee related expense and options issued have been recorded in the financial statements at their intrinsic value being $17,613. The Company also granted 500,000 options in lieu of cash bonus valued at cash liability settled of $63,299.

     On April 14, 2004 the Company granted 43,750 options to employees under their employment contracts. The employee related expense and options issued have been recorded in the financial statements at their intrinsic value being $nil.

METAL STORM LIMITED
(a development stage enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(U.S. DOLLARS)

     On May 10, 2004 the Company granted 25,000 unlisted options as payment for consultancy services provided by an unrelated party. The payment of these services and the options issued have been recorded in the financial statements at the fair value of the options as of May 10, 2004, the date at which the options were granted and the services completed. The fair value of $4,091 was calculated by using the Black Scholes valuation model.

     On June 8, 2004 the Company granted 25,000 unlisted options as payment for consultancy services provided by an unrelated party. The payment of these services and the options issued have been recorded in the financial statements at the fair value of the options as of June 8, 2004, the date at which the options were granted and the services completed. The fair value of $4,218 was calculated by using the Black Scholes valuation model.

     On June 21, 2004 the Company issued 3,465,000 options to the Directors of the Company in lieu of cash payment. The options issued have been recorded in the financial statements at the cash liability value settled of $247,428.

     On June 30, 2004 the Company granted 62,500 options to employees under their employment contracts. The employee related expense and options issued have been recorded in the financial statements at their intrinsic value being $nil.

     On July 5, 2004 the Company granted 75,000 unlisted options as payment for consultancy services provided by an unrelated party. The payment of these services and the options issued have been recorded in the financial statements at the fair value of the options as of July 5, 2004, the date at which the options were granted and the services completed. The fair value of $14,428 was calculated by using the Black Scholes valuation model.

     On July 14, 2004 the Company granted 125,000 options to employees under their employment contracts. The employee related expense and options issued have been recorded in the financial statements at their intrinsic value being $nil.

     On September 4, 2004 the Company granted 31,250 options to employees under their employment contracts. The employee related expense and options issued have been recorded in the financial statements at their intrinsic value being $nil.

     On September 14, 2004 the Company granted 12,500 options to employees under their employment contracts. The employee related expense and options issued have been recorded in the financial statements at their intrinsic value being $nil.

     On September 30, 2004 the Company granted 62,500 options to employees under their employment contracts. The employee related expense and options issued have been recorded in the financial statements at their intrinsic value being $nil.

     On October 14, 2004 the Company granted 125,000 options to employees under their employment contracts. The employee related expense and options issued have been recorded in the financial statements at their intrinsic value being $nil.

     On November 24, 2004 the Company granted 6,250 options to employees under their employment contracts. The employee related expense and options issued have been recorded in the financial statements at their intrinsic value being $nil.

     On December 4, 2004 the Company granted 31,250 options to employees under their employment contracts. The employee related expense and options issued have been recorded in the financial statements at their intrinsic value being $nil.

     On December 7, 2004 the Company granted 12,500 options to employees under their employment contracts. The employee related expense and options issued have been recorded in the financial statements at their intrinsic value being $nil.

     On December 14, 2004 the Company granted 12,500 options to employees under their employment contracts. The employee related expense and options issued have been recorded in the financial statements at their intrinsic value being $nil.

     On December 31, 2004 the Company granted 68,750 options to employees under their employment contracts. The employee related expense and options issued have been recorded in the financial statements at their intrinsic value being $nil.

METAL STORM LIMITED
(a development stage enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(U.S. DOLLARS)

     The following table summarizes information about options outstanding at December 31, 2004, which were issued under the Company's constitution:

		Outstanding			Exercisable
		Weighted average	Weighted
		remaining	average		Number of	Weighted average
Exercise price (i)	Options	contractual life	exercise price		options	exercise price
A$0.57	16,665	0.8 years	A$	0.57	16,665	A$	0.57
A$1.16	31,250	0.27 years	A$	1.16	31,250	A$	1.16
A$1.16	50,000	0.48 years	A$	1.16	50,000	A$	1.16
A$1.16	31,250	0.77 years	A$	1.16	31,250	A$	1.16
A$1.16	62,500	1.42 years	A$	1.16	62,500	A$	1.16
A$1.16	31,250	1.67 years	A$	1.16	31,250	A$	1.16
A$0.40	500,000	1.67 years	A$	0.40	500,000	A$	0.40
A$1.16	31,250	1.83 years	A$	1.16	31,250	A$	1.16
A$0.56	12,500	2.00 years	A$	0.56	12,500	A$	0.56
A$0.40	118,000	2.00 years	A$	0.40	118,000	A$	0.40
A$0.56	25,000	2.00 years	A$	0.56	25,000	A$	0.56
A$0.56	12,500	2.00 years	A$	0.56	12,500	A$	0.56
A$0.01 (iii)	5,000,000	6.50 years	A$	0.01	—		—
A$1.16	31,250	1.02 years	A$	1.16	31,250	A$	1.16
A$0.56	12,500	3.00 years	A$	0.56	12,500	A$	0.56
A$0.40	3,225,000	4.47 years	A$	0.40	3,225,000	A$	0.40
A$1.15	200,000	4.47 years	A$	1.15	200,000	A$	1.15
A$1.10	40,000	4.47 years	A$	1.10	40,000	A$	1.10
A$0.40 (ii)	2,170,938	4.37 years	A$	0.40	2,170,938	A$	0.40
A$0.56 (ii)	37,500	2.89 years	A$	0.56	37,500	A$	0.56
A$1.16 (ii)	31,250	1.02 years	A$	1.16	31,250	A$	1.16

Total	11,670,603				6,670,603

(i)	Options were issued in Australian dollars (the functional currency for the Company).

(ii)	These options were granted during 2004 but option certificates have not yet been issued. See further discussion at Note 15 (ii).

(iii)	The options are exercisable for a period of 10 years from the date of grant based on share price levels of the Company’s shares being achieved and maintained for a period of 30 days, as follows:

Share Price Level
USD	Options Exercisable
$1.00	1,000,000
$2.00	2,000,000
$4.00	1,000,000
$5.00	1,000,000

In 2001, management assessed that the share price reaching $1.00 was probable and estimated that this would occur in 2003. Compensation expense of $99,647 was recorded in 2001 based on the intrinsic value of 1,000,000 options at December 31, 2001, amortized over a two year period. In 2002, management reassessed the date at which the $1.00 share price would be achieved to 2005; previously recognized expense in the amount of $5,783 was reversed in 2002. In 2004, management believes the share price will reach $1.00 in 2007. The intrinsic value of these options at December 31, 2004 was $184,125 (2003: $280,571; 2002: $250,304). Compensation expense of $(67,920) (2003: 81,589; 2002: (5,783)) was recorded in 2004 bringing the cumulative compensation expense to $107,533 (2003: $175,453; 2002: 93,864).

(iv)	Other than as disclosed in (iii) above, all options vest on date of grant. There is no limit to the number of shares authorized for the grant of options under the Company’s constitution, as this is at the Company’s discretion along with the term of each option granted. The contractual lives of the options range from two to ten years.

METAL STORM LIMITED
(a development stage enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(U.S. DOLLARS)

     The weighted average grant date fair value of options granted during the year, by range of exercise prices is as follows:

		Weighted average exercise
Range of Exercise prices	Number of Options	price	Weighted average fair value
Year ended December 31, 2004:
Exercise price equal to market on grant date	—	—	—
Exercise price less than market on grant date	1,520,938	A$0.40	A$0.44
Exercise price greater than market on grant date	4,227,500	A$0.46	A$0.37

Year ended December 31, 2003:
Exercise price equal to market on grant date	—	—	—
Exercise price less than market on grant date	618,000	A$0.40	A$0.48
Exercise price greater than market on grant date	175,000	A$0.99	A$0.46

Year ended December 31, 2002:
Exercise price equal to market on grant date	—	—	—
Exercise price less than market on grant date	—	—	—
Exercise price greater than market on grant date	129,165	A$1.09	A$0.75

     Given the wide range of exercise prices, the following table provides additional information on all options outstanding at December 31, 2004 by ranges of exercise prices.

		Weighted average exercise	Weighted average remaining
Range of Exercise Prices	Number of Options	price(i)	contractual life value (years)
A$0.01—A$0.10	5,000,000	A$0.01	6.5
A$0.40—A$0.57 (ii)	6,130,603	A$0.40	4.12
A$1.10—A$1.64 (ii)	540,000	A$1.15	2.58

(i)	Options were issued in Australian dollars (the functional currency for the Company).

(ii)	Includes options granted during 2004 but not issued.

     Compensation cost for stock options granted to non-employees is measured as the fair value of stock options as calculated using an option pricing model, and is expensed over the period in which the options vest. 277,188 options issued in 2004 (2003: nil; 2002: 66,665) to non-employees as payment for consulting services rendered were valued at 58,357 (2003: nil; 2002: $14,972) using the Black-Scholes option valuation model. These options vested upon grant and were fully expensed in the year they were granted.

     The fair value of options granted in 2004, 2003 and 2002 (employee, director and consultant options) were estimated at the date of grant using the Black Scholes method, assuming no dividends, an expected life in 2004 of 1.2 and 5 years (2003: 1.75 and 4 years and 2002: 2 years), volatility in 2004 of between 51.1% and 97.2% (2003 between 42.7%% and 79.2%; 2002: between 84.5% and 124%) and a risk free rate of between 5.07% and 5.73% in 2004 (2003: between 4.39% and 5.39%; 2002: between 4.46% and 5.53%). The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

METAL STORM LIMITED
(a development stage enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(U.S. DOLLARS)

Listed Options

     During the year ended December 31, 2004 the Company issued nil options (2003: nil; 2002: 36,811,761) that were listed on the Australian Stock Exchange as follows:

	December 31,	December 31,	December 31,
	2004	2003	2002
Balance at beginning of year	36,793,646	36,795,959	—
- placement under a private equity raising	—	—	14,142,700
- rights issue (1 bonus option per 20 ordinary shares held)	—	—	21,902,573
- issued as partial payment for consultancy services	—	—	766,488	(i)
- lapsed	(36,789,021)	—	(15,802)
- exercised	(4,625)	(2,313)	—

Balance at end of year	—	36,793,646	36,795,959

Shares reserved for future issuance as at December 31, 2004	—	—	—

(i)	The 766,488 listed options issued as partial payment for consultancy services were valued at the market value of the listed options on date of grant and were fully expensed in the year ended December 31, 2002.

     All listed options were fully vested and were exercisable at any time. All listed options had a fixed exercise price of A$0.65 (approximately $0.49). Each listed option is exercisable to one ordinary share at any time on or before September 6, 2004 and lapsed on that date.

     During the year ended December 31, 2004, 4,625 (2003: 2,313; 2002: 15,802) listed options were exercised. As a result at December 31, 2004 there remains nil (2003: 36,793,646; 2002: 36,795,959) unexercised listed options.

     Summary of total shares reserved for future issuance as at December 31, 2004:

Unlisted options – Discretionary options issued to executives and employees	85,000
Unlisted options – Issued under the Company’s constitution	11,670,603

11,755,603

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

METAL STORM LIMITED
(a development stage enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued
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

     At December 31, 2004, there were no options issued or outstanding under this scheme (2003: nil; 2002: nil).

16. Segment Disclosures

     Following the acquisition of ProCam in 2003, the Company is organized based on the products and services that it offers. Under this organizational structure, there are two reportable segments: (i) research and development and (ii) manufacturing. The research and development segment derives its revenues from funding received to assist with the development of its ballistics technology for markets in Australia and the United States. The manufacturing segment derives revenue from the sale of precision-machined parts for the defense, electronics, aircraft and space propulsion industries based in the United States. As stated, Metal Storm Limited sees itself as predominately a research and development company with its primary focus on the development of its ballistics technology for markets in Australia and the United States.

     The Company views certain expenses, particularly some general and administration costs, as not belonging to any one reportable segment. As a result, the Company has aggregated these items into an “Unallocated expenses” non-segment line, as permitted by Statement of Financial Accounting Standards No. 131 “Disclosures about Segments of an Enterprise and Related Information.”

	R&D	Manufacturing		Consolidated
	2004	2004	Eliminations	2004
	$	$		$
Sales to customers outside the economic entity	—	3,910,298	(56,927)	3,853,371
Interest revenue	585,197	11,590		596,787
Grant revenue	31,382	—		31,382
Other revenue	—	10,403		10,403

Total revenue	616,579	3,932,291		4,491,943

Interest expense	7,990	188,529		196,519

Segment result	(13,813,336)	(1,356,529)	5,875,706	(9,294,159)

Unallocated expenses				(358,200)

Consolidated operating loss from ordinary activities				(9,652,359)

Assets
Segment assets	8,998,459	3,893,683	3,203,499

Total assets				16,095,641

Liabilities
Segment liabilities	1,388,704	4,928,131	(3,231,295)

Total liabilities				3,085,540

Acquisition of property, plant and equipment, intangibles, goodwill and other non-current assets	93,228	110,419		203,647
Depreciation	93,736	286,603		380,339
Amortization	—	48,247		48,247
Non-cash expenses other than depreciation, issue of options, shares in lieu of cash payments	—	4,311,972	(2,782,031)	1,529,941

     No single customer exceeded 10% of total sales in 2004.

METAL STORM LIMITED
(a development stage enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued
(U.S. DOLLARS)

Geographic information

	Revenues (1)	Long-lived assets
	2004	2004
	$	$
Australia	—	124,779
United States	3,853,371	2,451,013

Total	3,853,371	2,575,792

(1)	Revenues to external customers are attributed to countries based on the location of the customer.

	R&D	Manufacturing		Consolidated
	2003	2003	Eliminations	2003
	$	$		$
Sales to customers outside the economic entity	—	235,293		235,293
Interest revenue	221,736	—		221,736
Grant revenue	227,439	—		227,439

Total revenue	449,175	235,293		684,468

Interest expense	1,073	11,566		12,639

Segment result	(4,350,042)	(186,560)		(4,536,602)

Unallocated expenses				(194,153)

Consolidated operating loss from ordinary activities before income tax expense				(4,730,755)

Assets
Segment assets	8,520,609	4,722,228	(1,886,389)

Total assets				11,356,448

Liabilities
Segment liabilities	1,619,353	3,153,344	(450,000)

Total liabilities				4,322,697

Acquisition of property, plant and equipment, intangibles, goodwill and other non-current assets	62,720	4,195,183		4,257,903
Depreciation	33,575	19,092		52,667
Amortization	—	3,333		3,333
Non-cash expenses other than depreciation, issue of options, shares in lieu of cash payments	118,901	—		118,901

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

METAL STORM LIMITED
(a development stage enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued
(U.S. DOLLARS)

Geographic information

	Revenues (1)	Long-lived assets
	2003	2003
	$	$
Australia	—	1,667,702
United States	235,293	2,572,217

Total	235,293	4,239,919

(1)	Revenues to external customers are attributed to countries based on the location of the customer.

     In 2002, prior to the acquisition of ProCam, the Company was organized based on the geographical areas in which it operated, being Australia and North America. For this reason, no business segment information has been disclosed for this year.

	Australia	North America		Consolidated
	2002	2002	Eliminations	2002
	$	$		$
Sales to customers outside the economic entity	—	—		—
Interest revenue	99,555	2,338		101,893
Grant revenue	5,172	7,201		12,373
Other revenue	384	—		384

Total revenue	105,111	9,539		114,650

Interest expense	396	505		901

Segment result	(4,154,377)	(1,053,630)		(5,208,007)

Unallocated expenses				(171,586)

Consolidated operating loss from ordinary activities before income tax expense				(5,379,593)

Assets
Segment assets	5,985,701	367,803	(1,389,129)

Total assets				4,964,375

Liabilities
Segment liabilities	1,050,681	1,602,570	(1,389,129)

Total liabilities				1,264,122

Acquisition of property, plant and equipment, intangible assets and other non-current assets	9,758	5,353		15,111
Depreciation and amortization	43,454	10,528		53,982
Non-cash expenses other than depreciation	411,319	11,161		422,480

METAL STORM LIMITED
(a development stage enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. DOLLARS)

17. Fair Value of Financial Instruments

		December 31,
	2004	2004	2003	2003
	Carrying	Estimated	Carrying	Estimated
	Amount	fair value	Amount	fair value
ASSETS
Cash and cash equivalents	$11,818,445	$11,818,445	$6,049,249	$6,049,249
Restricted cash	659,871	659,871	—	—
LIABILITIES
Accounts payable	956,744	956,744	1,384,126	1,384,126
Accounts payable — related party	209,272	209,272	160,820	160,820
Bank loan and other loan	938,727	938,727	766,155	766,155
Accounts payable — non-current	—	—	6,359	6,359

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

18. Significant Research and Development Agreements

     Area Denial Weapon System

     In June 2000, the Commonwealth of Australia approved a program to develop a prototype mortar box system for an area denial weapons system (“ADWS”) for use in minefield replacement. The objective of this program was to develop and demonstrate the feasibility of a multi-barrel mortar box capable of launching 40mm ammunition at electronically variable and ultra-rapid rates of fire. There were no amounts received under this agreement during the course of the 2004 financial year. At December 31, 2004 there were no balances outstanding under this agreement.

     Advanced Individual Combat Weapon

     In May 2001, the Australian Department of Defence approved a program to develop, in conjunction with an international consortium consisting of international defense companies, a concept technology demonstrator for a hybrid electronic/mechanical assault rifle, which has been named the “Advanced Individual Combat Weapon”. There were no amounts received under this agreement during the course of the 2004 financial year. At December 31, 2004 there were no balances outstanding under this agreement.

     Small Business Innovation Research Programs

     The U.S. Department of Defense Small Business Innovation Research (“SBIR”) program funds early stage research and development projects that serve defense needs and have the potential for commercialization in private sector or military markets. SBIR proposals pass through three phases. Phase I is a six-month commercial feasibility concept stage. Success at this level can lead to an invitation to participate in a Phase II award of up to $750,000 over two years to develop the proposal to prototype stage. Phase III requires private sector funding to take the technology to commercialization. In addition, the SBIR program provides for private funding into Phase II that can fast-track approvals and attracts up to $4 from the U.S. Department of Defense for every $1 of private contribution, thereby leveraging private sector investment.

     SBIR program awards for the Company’s technology include:

     •U.S. Navy. In August 2004, the U.S. Navy made a SBIR Phase I award to the Company’s U.S. subsidiary Metal Storm Inc., which has taken the lead role in a U.S. Navy program to develop a system to defeat incoming rocket propelled grenades (“RPGs”). The Company is the prime contractor in this funded program designed to demonstrate the feasibility of producing a RPG defense system that integrates Metal Storm’s technology with the sensor, mount and fire control system of subcontractor Northrop Grumman.

METAL STORM LIMITED
(a development stage enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(U.S. DOLLARS)

During the 2004 financial year, $31,382 was received under this agreement. At December 31, 2004 there were no balances outstanding under this agreement.

•U.S. Office of Naval Research. In January 2003, the U.S. Navy’s Office of Naval Research made a SBIR Phase I award to the Company’s teaming partner Schappell Automation Corporation Inc. This SBIR program utilizes the Company’s technology in an innovative weapon system that can deliver a variety of projectiles against a number of different threats. The system is designed for use on naval vessels for close-in threats and can also be used to protect port facilities and berthed ships. There were no amounts received under this agreement during the course of the 2004 financial year. At December 31, 2004 there were no balances outstanding under this agreement.

•U.S. Army Research Office. In December 2002, the U.S. Army Research Office made a SBIR Phase I award to the Company’s teaming partner Schappell Automation Corporation Inc. The program provides for a lethal and less-than-lethal Metal Storm weapon pod system. The objective of this SBIR program is to develop the use of the Company’s technology to deliver special projectiles from a multi-barrel pod that can be either hand-held or mounted on a robot. There were no amounts received under this agreement during the course of the 2004 financial year. At December 31, 2004 there were no balances outstanding under this agreement.

Research Agreements with Government Agencies

     DSTO Research Agreement

     In April 2001, the Company entered into a five-year research agreement, which was amended in September 2002, with the Commonwealth of Australia as represented by Defence Science & Technology Organization (“DSTO”). Pursuant to this agreement, the Company has granted DSTO a non-exclusive, worldwide, perpetual license to use their scientific and technical know-how and information in relation to their gun hardware and gun system technology for defense use and international collaboration.

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

     There were no amounts received under this agreement during the course of the 2004 financial year. At December 31, 2004 there were no balances outstanding under this agreement.

     DSTO Technology License Agreement

     In April 2001, the Company entered into an agreement with the Commonwealth of Australia to license from DSTO certain technology that DSTO has used as a design, evaluation or modeling tool in appraising the Company’s gun system technology. The Company also have the right to improvements in the DSTO technology developed during the term of the license agreement.

     This agreement is for five years or such further period as the Company agree with DSTO, but will in any event terminate at the same time as the DSTO Research Agreement. This agreement provides that if the Company commercializes any of the DSTO technology described above, the Company must pay DSTO a royalty calculated on the Company’s gross revenues on manufacture, sales or licensing, after taking into account the proportion of the value of DSTO’s intellectual property incorporated into the products based on the Company’s technology.

     There were no amounts received under this agreement during the course of the 2004 financial year. At December 31, 2004 there were no balances outstanding under this agreement.

19. Employee Superannuation

     As required by Australian superannuation legislation, the Company contributes 9% (2003: 9%; 2002 8%) of all Australian employees’ salary to an approved superannuation fund nominated by the employee for their retirement benefit. The Company contributed $80,597 to superannuation funds for the year ended December 31, 2004 (2003: $68,888; 2002: $30,442).

METAL STORM LIMITED
(a development stage enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(U.S. DOLLARS)

20. Subsequent Events

     Effective June 1, 2005, Metal Storm entered into an Asset Purchase Agreement with Monroe Machined Products, Inc. (“MMP”) for the sale of the ProCam business to MMP. Under the agreement, MMP purchased the assets and current order backlog of ProCam for $1.3 million, plus an additional amount to acquire accounts receivable, inventory and assume the accounts payable liabilities of ProCam’s precision machinery facility. A sum of $50,000 has been retained in trust contingent on the satisfaction of the conditions of the agreement. Other liabilities at December 31, 2004 which will not be assumed by MMP total $1.5 million. The agreement also provides that most staff will be offered positions with MMP.

     The carrying value of the assets and liabilities to be disposed of are as follows:

At December 31,
2004
Receivables — trade	$260,330
Inventory	218,184
Property and equipment	2,145,321
Accounts payable	(177,400)

     On May 25, 2005, the shareholders approved the granting of 2,641,250 options to the directors of the Company. 2,601,250 of the options were issued in lieu of cash payment, have an exercise price of A$0.40 and an exercise period of 5 years from date of issue. 40,000 of the options were issued in consideration of becoming a director, have an exercise price of A$1.10 and an exercise period of 5 years from date of issue.

     In April 2005, a former employee of ProCam filed a Demand for Arbitration against the Company relating to the employee’s termination and severance. The Company is unable to determine the probability of whether this claim will be successful, however based on legal advice note that any settlement is not expected to exceed a range of $20,000 to $119,000.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

METAL STORM LIMITED

	By:	/s/ James MacDonald

	Name Title:	James MacDonald Chief Financial Officer
Date: June 15, 2005

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit
1.1	Constitution of Metal Storm*

4.1	DSTO Research Agreement dated April 20, 2001*

4.2	Deed of Amendment to the DSTO Research Agreement dated September 13, 2002 (portions omitted pursuant to a request for confidential treatment; non-public information has been filed with the SEC)**

4.3	DSTO Technology License Agreement dated April 20, 2001, as amended (portions omitted pursuant to a request for confidential treatment; non-public information has been filed with the SEC)*

4.4	Asset Purchase Agreement, dated May 24, 2005, with Monroe Machined Products, Inc. ("MMP") for the sale of the ProCam business to MMP.

4.5	Employment Agreement of David A. Smith

4.6	Separation Agreement, dated February 8, 2005, of J.M. O’Dwyer

4.7	Employment Agreement of A. Schatz*

4.8	Employment Agreement of James D. MacDonald

4.9	Employment Agreement of G. Bergeron***

4.10	[Not used]

4.11	Discretionary Share Option Scheme*

4.12	[Not used]

4.13	Employment Agreement of G. R. Zink**

4.14	Employment Agreement of Ian A. Gillespie***

4.15	Membership Interest Purchase Agreement dated December 1, 2003 with ProCam Machine LLC and members of
ProCam***

8.0	List of Subsidiaries of Metal Storm Limited

12.1	Certification by the Chief Executive Officer of Metal Storm Limited in accordance with Section 302 of the Sarbanes-Oxley Act

12.2	Certification by the Chief Financial Officer of Metal Storm Limited in accordance with Section 302 of the Sarbanes-Oxley Act

13.1	Certification by the Chief Executive Officer in accordance with Section 906 of the Sarbanes-Oxley Act

13.2	Certification by the Chief Financial Officer in accordance with Section 906 of the Sarbanes-Oxley Act

*	Incorporated by reference from our Registration Statement on Form 20-F filed on December 12, 2001, File No. 000-31212.

**	Incorporated by reference from our Annual Report on Form 20-F filed on July 14, 2003.

***	Incorporated by reference from our Annual Report on Form 20-F filed on July 15, 2004.