Form 20-F
period 2005-12-31
METAL STORM LTD  /ADR/
filed 2006-07-17
CIK 1119775

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act. Yes ☐ No ☐

METAL STORM LIMITED
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
521,970,978 Ordinary Shares
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐ No ☑
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) for the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes   ☑   No   ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐          Accelerated filer ☑           Non-accelerated filer ☐
     Indicate by check mark which financial statement item the registrant has elected to follow. ☑ Item 17   ☐ Item 18
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

CURRENCY OF PRESENTATION AND EXCHANGE RATES
     All references herein to “A$” and “$” are to Australian dollars. All references herein to “US$” and “U.S. dollar” are to United States dollars. Except as otherwise stated, all monetary amounts in this annual report are presented in Australian dollars. When necessary, historic data were converted at the applicable rate for the date or year indicated. The exchange rate used to convert balance sheet accounts at December 31, 2005 was A$1.00 = US$0.7301.
     For your convenience, we have translated some Australian dollar amounts into U.S. dollar amounts at the noon buying rate in The City of New York for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”). On July 12, 2006, the noon buying rate for Australian dollars into U.S. dollars was A$1.00 =US$0.7536.
     The following table contains information for the noon buying rate for the Australian dollar into U.S. dollars for the periods indicated.

	At
	Period	Average
	End	Rate (1)	High	Low
Year ended December 31,
2001	0.5117	0.5127	0.5712	0.4828
2002	0.5625	0.5448	0.5748	0.5060
2003	0.7520	0.6589	0.7520	0.5629
2004	0.7805	0.7384	0.7979	0.6840
2005	0.7342	0.7620	0.7974	0.7261
Period
January 2006	0.7572	—	0.7572	0.7379
February 2006	0.7430	—	0.7548	0.7363
March 2006	0.7165	—	0.7458	0.7056
April 2006	0.7593	—	0.7593	0.7177
May 2006	0.7519	—	0.7781	0.7509
June 2006	0.7423	—	0.7527	0.7284

(1)	Determined by averaging noon buying rates on the last day of each full month during the period.
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
Item 2. Offer Statistics and Expected Timetable
     Not applicable.
Item 3. Key Information
A. Selected Financial Data
     The following table presents our selected financial information at the dates and for each of the years indicated. You should read the following information together with the information contained in Item 5 “Operating and Financial Review and Prospects”, as well as our financial statements and the related notes and other financial information appearing elsewhere in this annual report.
     Historically, we have prepared financial statements in Australian dollars and in accordance with Australian generally accepted accounting principles that existed at the time (“historical Australian GAAP”) in order to comply with requirements of the Australian Stock Exchange, which is our primary listing. In addition, we voluntarily prepared financial statements in U.S. dollars and in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for inclusion in our annual report on Form 20-F.
     Commencing with fiscal years beginning on or after January 1, 2005, Australian companies such as Metal Storm must comply with Australian equivalents to International Reporting Standards (“A-IFRS”) as well as International Financial Reporting Standards (“IFRS”) and interpretations adopted by the International Accounting Standards Board. We believe that U.S. investors better understand IFRS than historical Australian GAAP and, as a result, we no longer prepare financial statements in accordance with U.S. GAAP, but provide reconciliations to U.S. GAAP permitted by Form 20-F.
     Our financial statements for 2005 have been prepared in Australian dollars and in accordance with A-IFRS and also comply with IFRS and interpretations adopted by the International Accounting Standards Board. For the purpose of comparability with 2005, the 2004 financial statements included in this annual report have been prepared on a basis to comply with A-IFRS and IFRS.
     Our selected financial data set forth below for 2005 and 2004 are presented in accordance with A-IFRS. The statement of operations data for the years ended December 31, 2005 and 2004 and the balance sheet data as at December 31, 2005 and 2004 have been derived from our audited financial statements, which are included elsewhere in this annual report.

	As of and for the year ended
	December 31,
	2005	2004
	A$	A$
Income Statement data in accordance with A-IFRS:
Revenue	830,645	837,201
Expenses	(10,755,679)	(12,714,745)

Loss from continuing operations	(9,925,034)	(11,877,544)
Finance costs	(35,496)	(43,568)
Income tax benefit	648,320	332,744

Loss after tax from continuing operations	(9,312,210)	(11,588,368)
Loss after tax from discontinued operation	(1,602,390)	(1,515,759)

Loss attributable to members of the parent	(10,914,600)	(13,104,127)

Basic and diluted loss per share(1)	(0.0209)	(0.0262)
Weighted average ordinary number of shares outstanding	521,970,978	500,886,725
Income Statement data in accordance with U.S. GAAP:
Revenue	230,743	42,636
Loss attributable to members of the parent	(12,016,844)	(13,121,233)
Basic and diluted loss per share	(0.0220)	(0.0262)
Balance Sheet data in accordance with A-IFRS:
Total current assets	7,137,322	17,349,971
Total assets	7,429,721	20,327,317
Total current liabilities	1,564,696	3,507,365
Total liabilities	1,649,859	4,127,324
Contributed equity	56,559,039	56,559,039
Total equity	5,779,862	16,199,993

	As of and for the year ended
	December 31,
	2005	2004
	A$	A$
Balance Sheet data in accordance with U.S. GAAP:
Total assets	7,102,472	20,627,396
Total equity	5,151,734	16,674,109
Other Financial Data:
Dividends per share	—	—

(1)	Net loss per ordinary share — basic and diluted is calculated as net loss for the period divided by adjusted weighted average number of ordinary shares outstanding for the same period.
     Our selected financial data set forth below for 2003, 2002 and 2001 are presented in Australian dollars and in accordance with U.S. GAAP. The statement of operations data for the years ended December 31, 2003, 2002 and 2001 and the balance sheet data as at December 31, 2003, 2002 and 2001 have been derived from our audited financial statements.

	As of and for the year ended December 31,
	2003	2002	2001
	A$	A$	A$
Amounts in accordance with U.S. GAAP Statement of Operations data:
Total operating income	348,570	22,711	688,863
Total operating expenses	(8,153,088)	(9,949,420)	(6,423,033)

Loss from operations	(7,804,518)	(9,926,709)	(5,734,170)
Total other income	997,985	52,272	564,765

Loss after tax from discontinued operations	(373,244)	—	—

Net loss	(7,179,777)	(9,874,437)	(5,169,405)

Net loss per ordinary share — basic and diluted (1)	(0.016)	(0.023)	(0.012)
Weighted average ordinary number of shares outstanding	442,525,034	428,974,260	422,326,884
Balance Sheet data:
Total current assets	9,451,860	8,661,303	6,669,488
Total current liabilities	4,100,085	2,184,357	454,079
Total assets	15,101,660	8,825,556	6,892,701
Ordinary share capital	31,506,515	29,615,104	22,801,980
Total stockholders’ equity	9,353,392	6,578,228	6,378,059
Other financial data:
Dividends per share	—	—	—

(1)	Net loss per ordinary share — basic and diluted is calculated as net loss for the period divided by adjusted weighted average number of ordinary shares outstanding for the same period.
B.	Capitalization and Indebtedness
     Not applicable.
C. Reasons for Offer and Use of Proceeds
     Not applicable.
D. Risk Factors
There is uncertainty regarding Metal Storm continuing as a going concern.
     In order to meet Metal Storm’s objectives to develop, manufacture and market commercial products effectively, we will require additional funding until such time that product sales are of sufficient volume to generate positive cash flows from operations. This has taken longer and has cost more than originally anticipated. Based on the expected levels of operating expenditures, in order to continue its operations, Metal Storm will require additional sources of capital. While Metal Storm has previously been successful in raising additional capital, there can be no assurance that we will be able to raise sufficient capital to continue our operations. If we are unsuccessful in our efforts to obtain sufficient financing to continue to fund our current operations, we will be required to significantly reduce or cease operations altogether. Accordingly, there exists a substantial doubt about Metal Storm’s ability to continue as a going concern.

     Our directors believe that Metal Storm will succeed in securing additional funding in the near future. In June 2006, Metal Storm signed an agreement with Harmony Investment Fund Limited to establish a A$5 million short-term working capital loan facility. Metal Storm has also signed a preliminary agreement with Harmony Capital Partners to facilitate and sub-underwrite a Renounceable Rights Offer of A$27.5 million in unsecured Convertible Notes with attaching Options that is being offered to shareholders resident in Australia and New Zealand. The Renounceable Rights Offer is anticipated to commence in late July 2006 and close in August 2006 and is subject to certain conditions. There can be no assurance, however, that this financing transaction will occur or that the final terms will be substantially the same as the terms of the preliminary agreement.
     If such funding were to be unavailable, there would be significant uncertainty as to whether Metal Storm would continue as a going concern and, therefore we may realize the value of our assets and settle our liabilities at amounts different from those stated in our financial statements. No adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should Metal Storm not continue as a going concern.
We will need additional capital and may not be able to raise additional capital on favorable terms, if at all.
     We may not have commercialized our technology when existing funds have been fully expended. Metal Storm will likely require additional capital by late November 2006 to fund product development programs. In addition, we cannot be certain that we will not seek to exploit business opportunities that will require us to raise additional capital from equity or debt sources. In particular, developing and commercializing new technology and products to develop our business could require a significant commitment of additional resources that could, in turn, require us to obtain additional funding. We may also require further funds to pursue regulatory clearances, prosecute and defend our intellectual property rights, develop marketing capabilities and fund operating expenses.
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
     We have incurred operating losses in each year since our inception. We had net losses of A$10.9 million and A$13.1 million for the years ended December 31, 2005 and 2004, respectively. We expect to incur additional operating losses over the next several years. Our profitability is dependent on our ability, alone or with others, to complete the successful product engineering of our technology, obtain any required regulatory clearances, and commercialize our products. We cannot be certain if or when we will achieve profitability.
We are in the product engineering phase and do not yet have any product for sale based on our core technology.
     Most of our technology requires further investment, research, development, testing and possibly regulatory approval prior to any commercial sales. Metal Storm does not currently derive any revenue from the commercial sale of any applications of our technology. We cannot be sure of the extent to which the technology or any products we develop will be able to penetrate the potential markets for defense or commercial applications or gain market acceptance.
We cannot be certain of market acceptance of our technology or the rate of any market acceptance.
     We plan to develop our technology for use in a range of military, law enforcement, counter-terrorism and commercial applications. It is not yet known whether our technology will be accepted in the market for any of these applications or the rate of any market acceptance. The degree of market acceptance will depend on a number of factors, including the receipt and timing of any regulatory approvals, the establishment and demonstration of the need, safety, efficacy and cost-effectiveness of our technology and products, and our technology’s advantages over existing technologies. It is not yet known whether we will be able to fully develop or commercialize our technology and products, even if they perform successfully in research and evaluation trials.
We are dependent on retaining key personnel.
     There is competition among defense development companies for qualified technical employees and retaining and attracting qualified individuals is critical to our success. The responsibility of overseeing day to day management and the strategic management of Metal Storm is concentrated amongst a small number of key people including the Board and senior management. The loss of the services of certain such personnel could have a material adverse effect upon Metal Storm, as we may not be able to recruit replacements for the key personnel within a short timeframe.

Any catastrophic event involving our technology could adversely affect Metal Storm’s reputation.
     Any catastrophic accident involving the testing of our technology or the use of products that are developed utilizing our technology could severely damage Metal Storm’s reputation, marketing ability and results of operations.
We work on research and development programs.
     Some of our technology applications progress in collaboration with U.S. and Australian government defense research and development program support. We have obtained such support from both the U.S. and Australian governments. We have entered into agreements with various agencies that provide conditions to the funding of research and development programs. For example, generally we are required to achieve certain milestones with respect to the development of our technology prior to receiving payment under the agreements. In addition, we have granted exclusive licensing rights under certain agreements and we are also in some circumstances required to repay money received under the agreements. Further, although the Australian programs provided for funding contributions by consortium members, we have received no direct funds from these programs. If Metal Storm is unable to continue existing research and development programs or to enter into new research and development programs, if there is a decrease of available funding in respect of such programs, or if the U.S. or Australian governments choose to exercise powers available to them under export control regulations to control the export of Metal Storm technology or products developed from it, this could have a material adverse affect on us.
There are some limitations relating to our technology.
     In its usual configuration, the Metal Storm technology stacks a number of projectiles in each barrel with propellant or gunpowder located in a space that separates the projectiles. The propellant is electronically initiated using inductive coils. Unlike conventional gun systems, which are mechanical in operation, our technology is reliant on a 100% electronic fire control system. Electronic systems may be adversely affected by electromagnetic interference. Failure to design the electronics systems to minimize susceptibility to natural or man-made electromagnetic interference may result in unplanned and potentially catastrophic failure of our technology.
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
We have contracted to perform some systems integration work at a fixed price, which could turn out to be less than our costs.
     We perform systems integration work for third parties under contracts. Several of our contracts are bid on a fixed price basis. As such, there is inherent risk that our actual costs to perform the contracted job could exceed the agreed upon fixed price, which could have a material adverse effect on our business, financial condition and results of operations.
There are potential adverse effects from competition and technological changes.
     The defense industry market is highly competitive and can be subject to significant technological change. Large, well-established defense companies are engaged in research and development and have considerably greater resources than Metal Storm to develop applications for defense technology. We cannot be certain that our competitors will not succeed in developing technologies and products that are more effective than any which we are developing, or which would render our technology and products obsolete or non-competitive. Much of the research being conducted on defense technology is funded principally by government agencies in the United States. We compete with such other companies for government resources allocated to such research and development projects. There are existing defense companies that may have target markets similar to, if not the same as, ours. Such companies may be developing their own technology and products, which may ultimately compete with ours. This could have a material adverse effect on our business, results of operations and financial condition.
     The defense industry market is characterized by changing technology, evolving industry standards, introductions and enhancements and changing customer demands. These market characteristics are exacerbated by the nature of the defense industry. Accordingly, Metal Storm’s success may depend on our ability to adapt to changing technologies, our ability to adapt our technology to evolving industry standards, and to continually improve the performance, features and reliability of our technology, in response to both evolving demands of the marketplace and competitive product offerings. If we fail to adapt to such changes and evolution, this could have a material adverse effect on our business, results of operations and financial condition.
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
     We anticipate that our primary customers will be the U.S. and Australian governments, the agencies of the U.S. and Australian governments’ Departments of Defense, the U.S. Department of Justice and the global defense industry. Our markets may be limited by U.S. and Australian government requirements pertaining to foreign markets. We also cannot predict future levels of defense spending with certainty and declines in military expenditures could materially adversely affect our results of operations and financial condition. The impact of possible declines in the level of defense procurement on our results of operations and financial condition will depend upon the timing and size of the changes and our ability to mitigate their impact with new business, business consolidations or cost reductions. The loss or significant curtailment of a material program in which we participate could have a material adverse affect on our future results of operations and financial condition.
We are subject to government regulation.
     We are developing products for sale in the defense and law enforcement industries, which are subject to extensive regulation. This regulation may adversely affect our business. For example, products incorporating our technology are required to undergo rigorous testing as well as extensive regulatory approval processes. These processes take significant time and require us to expend substantial resources. Delays in obtaining regulatory approvals could adversely affect the development and commercialization of our technology and products and could have a material adverse effect on our business, financial condition or results of operations.

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
     Compliance with government regulation requires us to allocate resources to monitoring compliance, training, security of goods, reporting and reviewing legislative and other changes to ensure we are complying with the relevant regulations in the jurisdictions in which we operate. Failure to comply with government regulations could result in our inability to sell our products in those jurisdictions.
There are risks inherent in U.S. government contracts.
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
     We may need to obtain military contracts through either competitive bidding or sole-sourced procurement. We cannot be certain that we will be successful in having our bids accepted or, if accepted, that awarded contracts will be profitable. We may be disadvantaged in competing for contracts by laws and regulations that give preference to firms that offer products manufactured in the United States or to small or minority-owned businesses. We may also be disadvantaged by regulations limiting the access of non-U.S. citizens to classified information of the U.S. government or the use or storage of such information at facilities outside the United States. We have organized Metal Storm Inc., our U.S. subsidiary, as a U.S. owned “small business”, as defined by applicable U.S. Department of Defense requirements, which allows Metal Storm Inc. to contract directly with U.S. government and defense agencies in accordance with U.S. Department of Defense requirements. Our other U.S. subsidiary, Metal Storm U.S.A. Limited, is 100% owned by us and was formed to contract with both U.S. government agencies as well as non-government defense contractors.
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
          The testing, marketing and sale of our technology may result in products that are used in situations that may result in serious, permanent bodily injury, or even death, to those involved. A person injured in connection with the use of our products may bring legal action against us to recover damages on the basis of claims including personal injury, wrongful death, negligent design, dangerous product or inadequate warning. We may also be subject to lawsuits involving allegations of misuse of our products. If successful, personal injury, misuse and other claims could have a material adverse effect on our business, operating results and financial condition. There can be no assurance that adequate or necessary insurance coverage will be available or will be obtained to limit our product liability exposure.
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
          As Metal Storm is a listed company, our share price will be subject to the numerous influences that may affect both the broad trend in the share market and the share prices of individual companies and sectors. Investors should recognize that the price of shares and options in Metal Storm may fall as well as rise. Our share price has been and is likely to continue to be volatile, particularly due to our relatively limited trading volume. Our share price could fluctuate significantly due to a number of factors, including:
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
     Our major shareholder, James Michael O’Dwyer, beneficially owns approximately 37% of Metal Storm’s ordinary shares. In the past, he has indicated an intention to sell approximately one-half of his shareholding to someone who would likely be a long term investor. Any such sale and any significant subsequent resales may cause volatility in our share price.
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
     We believe that we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in 2000, 2002, 2003, 2004 and 2005 but not in 2001. We expect that Metal Storm will be a PFIC again in 2006.
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
     See Item 10E “Additional Information — Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Status” for a more detailed description of the U.S. tax consequences of owning stock in a PFIC.
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

     Item 4. Information on Metal Storm
A. History and Development of Metal Storm
     Our legal and commercial name is Metal Storm Limited, which was incorporated under the laws of Australia on April 13, 1994. Our principal office is located at Level 34, Central Plaza One, 345 Queen Street, Brisbane, Queensland, Australia, 4000. Our telephone number is 011-61-7-3221-9733. Our website address is www.metalstorm.com. Information on our website and websites linked to it does not constitute part of this annual report. In 2001, our subsidiary Metal Storm Inc. opened an office in Arlington, Virginia, which is close to the Pentagon. Our agent for service of process in the United States is Peter D. Faulkner, 4350 N. Fairfax Drive, Suite 810, Arlington, VA 22203.
     In 1994, we acquired patents and intellectual property from Mr. J.M. O’Dwyer. In consideration for these patents, we issued to Mr. J.M. O’Dwyer 1,125,000 ordinary shares. Between May 1994 and March 1999, a total of 2,625,000 ordinary shares were issued to a variety of investors raising a total of A$1,993,875.
     In anticipation of our initial public offering in Australia, we effected a 21.4 to 1 stock split in March 1999 that increased our issued capital from 3,750,002 to 80,250,042 ordinary shares. In June 1999, we raised A$12 million in an initial public offering in Australia by offering and selling 4,000,000 ordinary shares at an issue price of A$3.00 per share. Our ordinary shares were listed on the Australian Stock Exchange in July 1999 under the symbol “MST.” In May 2000, we effected a 5 to 1 stock split, thereby increasing our issued capital from 84,250,042 to 421,250,210 ordinary shares. From 2001 through 2004, we raised A$27.3 million through a share purchase plan that was available only to Australian residents and various private placements of ordinary shares in Australia. In May 2006, we raised A$2.7 million, net of transaction costs, through a share purchase plan available only to shareholders resident in Australia and New Zealand.
     In 2000, we commenced a Level 1 American Depositary Receipts (“ADR”) program with The Bank of New York as depositary and our ADRs traded on the over-the-counter market. In December 2001, we commenced a Level 2 ADR program with The Bank of New York as depositary and our ADRs commenced trading on the Nasdaq SmallCap Market under the ticker symbol “MTSX”.
     In December 2003, we acquired Seattle-based ProCam Machine LLC in exchange for the issuance of 5,524,926 ordinary shares of Metal Storm Limited and US$189,739 (A$256,716) cash. As part of this acquisition, Metal Storm assumed US$2.2 million (A$2.9 million) in debt. ProCam is a manufacturer of precision-machined parts for the defense, electronics, aircraft and space propulsion industries. In June 2005, Metal Storm sold the ProCam business. The sale enabled Metal Storm to preserve cash resources and better focus on commercializing its 40mm weapons systems.
     Other than the ProCam Machine LLC transactions outlined above, we have not made any material capital expenditures or divestitures since January 2003. We have no material capital expenditures or divestitures currently in progress.
B. Business Overview
     Metal Storm is a technology company with offices in Australia and the United States of America. We specialize in the research, design, development and integration of projectile launching systems utilizing our “electronically initiated / stacked projectile” technology for use in the defense, homeland security, law enforcement and industrial markets.
Strategy
     The focus of our engineering and development activities is on our 40mm weapons system and each of its key components — specifically the launcher, munitions, ignition systems, fire control processors and re-loading systems. The 40mm weapons system category has been chosen as our primary focus in the short to medium term because we believe it provides the quickest path to the initial commercialization of our technology. We believe that Metal Storm technology is ideally suited to the 40mm category because the market for 40mm weapons and munitions is worldwide and covers both military and law enforcement sectors and this market is growing due to the increased use of 40mm weapons in modern warfighting.
     The majority of our current and ongoing work is focused on low velocity/low pressure systems with progression into some specific higher velocity applications planned to occur in the near future. Metal Storm’s current commercialization strategy has the following key elements:
▪	Completing the engineering of current Metal Storm 40mm weapon system components to a standard suitable for certification by relevant government agencies;

▪	Building and demonstrating new and selected existing weapon prototypes designed to attract demand for early adoption by end-users;

▪	Producing weapon prototypes to customer specifications in funded programs;

▪	Obtaining certification of components and product prototypes by relevant government agencies, particularly the U.S. Department of Defense;

▪	Merging our technology into fully integrated weapons systems that are adaptable to a variety of applications in current demand by military customers;

▪	Securing customer production orders for certified products; and

▪	Using the successful commercialization of 40mm weapons systems as a platform from which we can then branch out into other weapons categories and other applications of our core technology.
     Contracted research and development projects provide a valuable source of market opportunities as well as generating revenue. Contracts are generally funded by potential customers and are a recognized channel to market, particularly in the U.S. defense industry, where they can lead to eventual purchase orders. Most contracts are for 40mm weapons systems or components so the development work required aligns to the strategy points discussed above. Those contracts not for 40mm weapons systems allow us the opportunity to further refine the technology while providing additional revenue.
     Over the past 18 months, we have been focused on progressing the development, engineering and testing of the Metal Storm 40mm weapon system components to improve designs and materials with the aim of developing a systems package capable of “plug and play” integration with other systems, including ancillary mounts, optical targeting systems and unmanned platforms. To this end, we have created a range of proof-of-concept 40mm weapons systems that exploit the unique capabilities of our electronically initiated / stacked projectile technology and which match identified market needs and built and demonstrated several Metal Storm 40mm weapons system proof-of-concept models to customer specifications in collaboration with development partners. We have also prepared and submitted proposals for funded contracts based on the Metal Storm 40mm weapons system and formalized relationships with key industry partners such as ST Kinetics, Electro Optic Systems and the U.S. Army’s Armament Research, Development and Engineering Center (“ARDEC”). We have undertaken the collaborative development and testing of munitions for the Metal Storm 40mm weapons system with ST Kinetics and ARDEC, with the aim of ultimately taking off-the-shelf warheads that have been certified for military use and converting them to Metal Storm configuration. We expect that these collaborative efforts will reduce the time which would otherwise be required for certification of those munitions.
     To help us achieve these goals, we have populated Metal Storm with highly qualified professional staff with specific skills and experience in required areas, built a strong team of engineers and scientists to focus on the accelerated development of potential products and increased our business development activities in key U.S. defense and homeland security markets and selected international markets.
Recent achievements
     Recent achievements, arising out of this strategic focus, include the successful completion of live firing trials and demonstrations of the 40mm weapons technology in several different configurations, including:
▪	Live firing trials and demonstrations held at the U.S. Army’s Picatinny Arsenal range facility of a purpose-built Metal Storm 40mm weapon system integrated with a Talon unmanned ground vehicle, special mount and optical targeting systems in March 2005;

▪	Demonstration by Australian Defense Science and Technology Organization (“DSTO”) of the Area Denial Weapon System concept prototype using Metal Storm 40mm weapon technology in July 2005;

▪	Demonstration by DSTO of the Advanced Individual Combat Weapon concept prototype using Metal Storm 40mm weapon technology in August 2005;

▪	The test firing of Metal Storm 40mm grenade launchers from the Dragonfly Unmanned Aerial Vehicle in a tethered position to test the stability of mounts and test remote control systems.;

▪	The successful test firing of high explosive, enhanced blast explosive and high explosive air burst munitions in conjunction with ST Kinetics in February 2006;

▪	The successful test firing of the Redback TM Weapon System and munitions in collaboration with Electro Optic Systems and ST Kinetics in February 2006; and

▪	The initial test firing and trials of a prototype high explosive 40mm grenade assembly developed in collaboration with ARDEC in March 2006.
Engineering
     Metal Storm is engaged in a focused period of engineering work that will include testing and prototyping the various elements of our 40mm weapons system. Testing of four prototype 40mm high explosive rounds has been completed. This includes a standard high explosive munitions, high explosive air burst and thermobaric (enhanced blast) rounds. High explosive dual purpose munitions adaptations are continuing and are expected to be completed and moved into the certification process by late 2006. Our current engineering focus is to move these munitions into operationally ready Metal Storm-based 40mm low velocity systems while continuing to progress on the next generation

Metal Storm 40mm high velocity systems. Current schedules include the final development of the RedbackTM (light-weight remotely operated weapons system) and the 3-GL man-fired 40mm grenade launcher. Initial testing of both systems has begun, with RedbackTM scheduled to begin systems demonstration in early 2007 for various Australian, U.S. and international customers. Further development of the 3-GL is currently underway and business negotiations for its production and distribution are just beginning, with the goal of moving it to fielded product mid-2007.
     Most of the above work is being carried out in our Australian office, while our U.S. office is focused on contract performance on customer-specified systems. The combined tactics of systems development and application insertion are designed to help assure customer interest in Metal Storm-enabled systems, while providing feedback to Metal Storm engineers. The current labor breakdown is that approximately 90% of the Australian engineering effort is focused on RedbackTM and 3-GL with 10% focused on high-velocity systems. In the United States, approximately 90% of the engineering effort is concentrated on contracted systems development and 10% is on internal R&D for systems improvements.
     Business Development
     Our strategy is to focus on winning commercial contracts for the supply and integration of complete weapon systems that employ Metal Storm’s technology. Our business model is to integrate our unique technology into a range of military systems as the foundation for growing a wider business. We aim to generate a range of products that exploit the unique selling points of our technology and which match current market needs in areas where sustainable long-term profit growth is possible. Our business development effort is focused on building a customer base for a line of products based on our 40mm weapons system technology.
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
     Metal Storm’s technology is ideally suited to the new generation of ‘network centric’ weapons that are designed to connect with today’s battlefield. Importantly, Metal Storm enabled systems are designed to be capable of local or remote operation through a computerized fire control system. This is of particular value as combat becomes focused on remotely operated weapons and the use of robotic platforms.
     Our technology achieves its performance through the concept of numerous projectiles stacked in a barrel, in which each projectile, in most configurations, has its own propellant load, such that the leading propellant can be reliably ignited to fire the projectile, without the resulting high pressure and temperature causing unplanned blow-by ignition of the following propellant load, and without collapse of the projectile column in the barrel.
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
Internal Product Development
     Currently, the two primary internally-funded development programs consist of RedbackTM, which is a 4 barrel pod for a rapid slewing weapons mount, and 3GL, which is a rifle-mounted or handheld 3-shot grenade launcher. This research not only encompasses the weapons themselves, but also associated electronic fire control systems and projectile technology. Other projects include the development of a 40mm fireworks launcher capable of accurately placing projectiles in a given space and pattern and the development of weapon and recoil systems for unmanned vehicles.
          RedbackTM
     The RedbackTM weapons system is a multi-barreled pod that is designed to detect a target, slew into position, and be fired at extremely high speeds. The system includes detection, acquisition and tracking electronics that are ultimately aimed at protecting vehicles from incoming rocket-propelled grenade, or RPG, attacks. Unlike other anti-RPG systems, RedbackTM could be used as a conventional weapon for engaging conventional targets.
     RedbackTM is being developed in a consortium with Electro Optic Systems Holdings Limited (“EOS”), who will supply the gimbal, mount and acquisition and tracking electronics, and Singapore Technologies Kinetics, who will provide the ammunition. The weapon components are being funded and developed by Metal Storm. The RedbackTM program commenced in November 2005 and is currently focused on producing a number of systems for testing and evaluation by the U.S. Department of Defense and others in the second half of 2006. The first fieldable systems are scheduled to be available in late 2007. The project has already demonstrated the adaptation of existing ST Kinetics high explosive rounds to Metal Storm configuration for stacking ammunition in a barrel. Trials were conducted in Singapore in February 2006.
     Effective August 2, 2005, Metal Storm entered into an exclusive Teaming Agreement with EOS for the joint development, manufacturing and marketing of a stabilized remote weapon system. The agreement terminates on December 31, 2012 unless terminated earlier by joint agreement of the parties or upon the occurrence of certain termination events. Each party is responsible for its own development costs under the agreement. The agreement provides that intellectual property which is developed solely by one party under the agreement will be owned solely by that party. Intellectual property that is developed through the collaboration of both parties will be owned by EOS except for technology that can only be utilized in connection with Metal Storm’s stacked-round systems, which will be owned by Metal Storm. If a weapon system developed under the agreement is ordered by a customer, Metal Storm will be paid for the components it provides under the terms of a separate purchase agreement.
          3GL
     The 3GL is a grenade launcher that is being designed to attach to an existing assault rifle and be capable of being mounted to a separate stock for stand-alone use. The advantage of the system is that it would be able to fire three grenade rounds without reloading, enabling the soldier to maintain aim at the target. It is expected that, once developed, the 3GL would provide a higher probability of hitting a target than a conventional grenade launcher. This project is being developed entirely by Metal Storm with munitions potentially being supplied by ST Kinetics. Several 3GL proof-of-concept models have been built and successfully tested in Australia.
          Fireworks
     Metal Storm holds a number of patents relating to the formation of aerial images. The fireworks research is intended to add value to this intellectual property. Initial development has demonstrated the ability to launch, spin stabilize and light the fuse of fireworks projectiles in a stacked configuration.
          Systems for Unmanned Vehicles
     As they are lightweight with all projectiles pre-stacked in the barrel, Metal Storm weapon systems are well suited to robotic vehicle applications. Additionally, with the lack of mechanical parts associated with conventional reload systems, the weapons are expected to be extremely reliable and well suited to tele-robotic applications.

     Metal Storm has already demonstrated such systems, including a series of live fire demonstrations that were held at the U.S. Army’s range facility at Picatinny Arsenal in New Jersey in March 2005. The demonstrations consisted of multiple live firings of a purpose-built version of the Metal Storm 40mm weapon system, mounted on a TALON unmanned ground vehicle produced by Foster Miller.
     We have also worked with Dragonfly Pictures Inc., a U.S. designer/manufacturer of unmanned helicopters, to weaponize a version of its DP-4X Vertical Take Off and Landing Unmanned Aerial Vehicle. In the third quarter of 2005, test firings of our weapon system from a DP-4X were conducted. The tests included a firing of inert 40mm grenade rounds in rapid sequence while mounted on a tethered DP-4X. The firings demonstrated the integration of our generic 40mm ballistics system with the remotely operated DP-4X. The Dragonfly weaponization program is currently inactive for reasons beyond Metal Storm’s control. Metal Storm is considering other unmanned aerial vehicle platforms from which it could conduct weaponization demonstrations.
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
     There is currently a variety of gun locking systems designed to restrict access to unauthorized users that can be added to existing handguns. Manufacturers have, however, experienced difficulty in developing conventional mechanical handguns that operate effectively and practically when the electronic or other authorizing systems are added. By contrast, because the Metal Storm handgun is 100% electronic, it would avoid the problems associated with most add-on electronic systems. The electronically initiated handgun is designed with an ease of integration to a variety of electronically controlled user and authorizing devices.
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
          Low Velocity and Less Than Lethal munitions development — U.S. Army ARDEC
     Effective August 15, 2005, Metal Storm entered into a Cooperative Research and Development Agreement (“CRADA”) with the U.S. Army’s Research, Development and Engineering Center (“ARDEC”) to collaborate in demonstrating, evaluating and adapting Metal Storm’s stacked-round technology to weapons systems of interest to the U.S. military. Work is continuing as planned on the development and testing of existing U.S. Department of Defense 40mm munitions adapted to Metal Storm configuration. This work is intended to lead to the availability of a variety of lethal and less than lethal U.S. Department of Defense munitions for use in stacked round Metal Storm weapon systems. Under the CRADA, Metal Storm fired a prototype high explosive 40mm grenade assembly in March 2006. This firing will provide the foundation for developing a number of Metal Storm stacked munitions utilizing existing certified warheads and components.
     Research and development into the application of the technology to small and medium direct fire, area defense, air defense and less-than-lethal systems is ongoing under the CRADA. The agreement’s term is five years, unless terminated earlier mutually by both parties or unilaterally upon 30 days written notice of one party to the other. Metal Storm has indemnified the U.S. government for all liabilities arising out of the use of ARDEC’s research developments or products made with the use of ARDEC’s technical developments by Metal Storm or third parties acting on Metal Storm’s behalf.
     Specific projects under the CRADA are to be undertaken pursuant to a Statement of Work, which is negotiated and executed at the start of each new project. Statements of Work contain provisions governing project scope, ownership of co-developed technology and intellectual property and cost responsibility. The current Statement of Work provides that Metal Storm is responsible for funding both its and ARDEC’s expenses under the project, with total costs estimated at approximately US$548,167 (A$746,618). The agreement is terminable as discussed above by either Metal Storm or ARDEC with no penalty or further payments required. The anticipated payments remaining under the Statement of Work total approximately US$379,452 (A$516,824).
          Low Velocity 40mm launcher — Systems Upgrade
     This program involves the design, development, integration, test, evaluation and proof-of-concept model production of the next generation design of Metal Storm 40mm low velocity launcher and fire control system. The current generic version of the Metal Storm 40mm grenade launcher has been used in numerous testing exercises in the course of Metal Storm’s research and development activities. This program is intended to mature and upgrade the 40mm grenade launcher design and to introduce additional requirements dictated by the projected end-user environment, the logistics requirements of increased reliability and supportability, and the minimization of production costs.
     The upgraded generic version of the low velocity 40mm grenade launcher has the potential to be used in multi-barrel arrays retro-fitted alongside conventional 40mm weapons. This would provide a hybrid weapon system with multiple munition types utilizing the existing mount, targeting and aiming system of the conventional weapon. Metal Storm believes that this add-on would be relatively easy to install and would offer the user a considerable increase in the firepower and versatility of their existing weapon stations at comparatively low cost. The desired outcomes will be to produce a limited number of working proof-of-concept models to pre-certification stage for demonstration and testing by potential end-users, and to secure contracts for the supply of certified weapons and munitions.
          Electronically Initiated Munitions Development — ST Kinetics
     This program involves the development of a range of electronically initiated munitions in collaboration with Singapore Technologies Kinetics Ltd (“ST Kinetics”), specifically for use with Metal Storm weapons. The range will be based on the existing ST Kinetics family of 40mm munition types, adapted to Metal Storm configuration. The program commenced in September 2005. High explosive and enhanced blast rounds plus air burst munitions were successfully test-fired at ST Kinetics’ Bukit Timah range facility in Singapore in February 2006. Production design munitions are expected to be available for certification testing by the fourth quarter of 2006.
     Effective September 28, 2005, Metal Storm entered into an exclusive Teaming Agreement with ST Kinetics for the development, testing, manufacture and marketing of munitions to be used in conjunction with the weapons systems being developed under the teaming agreement with EOS and other under Metal Storm projects. The agreement terminates on December 31, 2012 unless terminated earlier by joint agreement of the parties or upon a default by one party. The agreement provides that intellectual property which is developed solely by one party under the agreement will be owned solely by that party. Intellectual property that is developed through the collaboration of both parties will be owned sole or jointly by Metal Storm except for technology relating to the internal workings of the warheads, which will be owned by ST Kinetics. Each party is responsible for its own development costs under the agreement. If munitions developed under the agreement are ordered by a customer, the parties will negotiate the terms of payment and manufacture under a separate purchase agreement.
External Development Programs
     In addition to our internal product development programs, we seek external funding from military and government agencies to develop products in collaboration with other parties.
     U.S. Department of Energy Contract — Short Range Protection System
     Metal Storm has a contract with the U.S. Department of Energy that provides for the development of a Short Range Protection system based on Metal Storm 40mm weapons technology. This is our first contract that has direct application in the U.S. homeland security market. The contract, which commenced in October 2005, is expected to be completed by August 2006.
     U.S. Navy SBIR Contract — Metal Storm Active Protection System
     This contract is for the development of a remotely controlled Active Protection System for mounting on various types of unmanned ground vehicles. It is funded through a Phase II Small Business Innovation Research (“SBIR”) contract sponsored by the U.S. Navy’s Space and Naval Warfare Systems Command and the Office of Naval Research. Metal Storm is providing an unattended remotely operated weapon system designed to operate in a networked environment for the protection of very high value assets. The contract, which commenced in January 2006, is scheduled for completion by July 2008.
     U.S. Army SBIR Contract — Metal Storm Crowd Control System
     This contract is for the development and testing of a Crowd Control System using Metal Storm 40mm weapons technology and less than lethal munitions. It is funded through a U.S. Army Phase II SBIR contract sponsored by the U.S. Army ARDEC. Metal Storm is developing and fabricating specific less than lethal rounds capable of being fired from Metal Storm weapon systems in a variety of configurations as a means to stop a crowd from advancing. This contract, which commenced in December 2005, is scheduled for completion in January 2008.

     StarChase Contract — Pursuit Management System Phase II Lead System Integrator
     U.S. company StarChase LLC has engaged Metal Storm to act as the lead systems integrator on the commercialization of the patented StarChase vehicle tagging technology. The contract requires Metal Storm to generate a production-ready configuration of the StarChase system, and to produce, implement and provide support for a limited number of systems to be used for operational testing. The contract commenced in May 2006 and is scheduled for completion by December 2006.
     U.S. Marine Corps — 18mm Stacked Round Firing System
     This contract is for the design, fabrication and test of 18mm stacked round firing systems. Under the terms of the contract, Metal Storm will explore the feasibility of employing 18mm fin stabilized high explosive projectiles from an accessory under-barrel weapon for the M-16A4 service rifle. The firing technology will be a test bed potentially leading to Marine Corps experimentation with larger diameter finned projectiles than are possible with shot gun-launched munitions. The contract was announced on July 13, 2006 and is scheduled for completion by April 2007.
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
Competition
     Until we commercialize a product using our technology, we continue to compete for technology research and development funding available through various areas that are administered by the U.S. Department of Defense and other government agencies, including, for example, under the SBIR Program.
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
     We aggressively pursue patent applications for new inventions. Since our inception, we have filed many patent applications, including, but not limited to, applications relating to:
•	stacked projectile delivery systems and stacked projectile weapon systems, in particular the sealing, reload and ignition thereof;

•	technology related to encoding weapons to permit authorized access only;

•	ammunition and projectiles;

•	electronic firing technology;

•	area denial;

•	fire fighting;

•	increased first shot kill probability;

•	fireworks;

•	missile defense and target interception;

•	directional control of missiles;

•	unmanned aerial vehicle weaponization;

•	adapting conventional munitions to Metal Storm configuration; and

•	selectable kinetic energy weapons
     As of December 31, 2005, we had
•	17 granted U.S. patents and 20 pending U.S. patent applications;

•	20 granted Australian patents and 15 pending Australian patent applications; and

•	100 other patents granted outside the United States and Australia and 235 pending applications outside the United States and Australia.
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
C. Organizational Structure
     Not applicable.
D. Property, Plant and Equipment
     We lease approximately 3,347 square feet of office space in Brisbane, Australia. The annual gross rental payments are approximately A$117,030 payable in monthly installments of approximately A$9,753. The lease expires on December 31, 2006.
     We lease approximately 6,149 square feet of office space in Arlington, Virginia. The annual gross rent effective from April 2006 to April 2007 is US$202,176 (A$276,915), payable in monthly installments of approximately US$16,848 (A$23,076). The lease contains an escalation clause of 2.7% per annum for the life of the lease. The lease expires on April 30, 2010.
     In connection with the ProCam business, we leased approximately 21,400 square feet of warehouse space and approximately 3,600 square feet of office space in Mill Creek, Washington. The annual gross rental payments are US$226,640 (A$308,690), plus an annual adjustment for inflation, payable in monthly installments of approximately US$18,886 (A$25,723). The lease was entered into by ProCam and expires on June 30, 2007. On June 1, 2005, we sold the ProCam business to Monroe Machine Products, Inc. and are no longer utilizing this space We are currently in negotiations to exit the lease. See Note 21 to the accompanying consolidated financial statements for further details about this lease.
Item 4A. Unresolved Staff Comments
     Not applicable.

Item 5. Operating and Financial Review and Prospects
     You should read the following discussion and analysis in conjunction with Item 3A “Key Information – Selected Financial Data” and our financial statements, the notes to the financial statements and other financial information appearing elsewhere in this annual report. The consolidated financial statements have been prepared in accordance with Australian equivalents to International Financial Reporting Standards (“A-IFRS”), which differs in certain significant respects to U.S. Generally Accepted Accounting Principals (“U.S. GAAP”). Refer to Notes 30 and 31 to the accompanying consolidated financial statements for a description of the significant differences between A-IFRS and U.S. GAAP and a reconciliation of shareholders’ equity and net loss to U.S. GAAP. In addition to historical information, the following discussion and other parts of this annual report contain forward-looking statements that reflect our plans, estimates, intentions, expectations and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. See the “Key Information – Risk Factors” section of Item 3D and other forward-looking statements in this annual report for a discussion of some, but not all factors that could cause or contribute to such differences.
A. Operating Results
Overview
     We are a defense technology company that develops projectile launching systems utilizing electronically fired, stacked projectile technology.
     Since incorporation in 1994, we have incurred A$52,447,234 in operating losses. Our losses have resulted principally from costs incurred in research and development and from general and administrative costs associated with our operations.
     In order to meet Metal Storm’s objectives to develop, manufacture and market commercial products effectively, we will require additional funding until such time that product sales are of sufficient volume to generate positive cash flows from operations. This has taken longer and has cost more than originally anticipated. Based on the expected levels of operating expenditures, in order to continue its operations, Metal Storm will require additional sources of capital. While Metal Storm has previously been successful in raising additional capital, there can be no assurance that we will be able to raise sufficient capital to continue our operations. If we are unsuccessful in our efforts to obtain sufficient financing to continue to fund our current operations, we will be required to significantly reduce or cease operations altogether. Accordingly, there exists a substantial doubt about Metal Storm’s ability to continue as a going concern.
     Our directors believe that Metal Storm will succeed in securing additional funding in the near future. In June 2006, Metal Storm signed an agreement with Harmony Investment Fund Limited to establish a A$5 million short-term working capital loan facility. Metal Storm has also signed a preliminary agreement with Harmony Capital Partners to facilitate and sub-underwrite a Renounceable Rights Offer of A$27.5 million in unsecured Convertible Notes with attaching Options that is being offered to shareholders resident in Australia and New Zealand. The Renounceable Rights Offer is anticipated to commence in late July 2006 and close in August 2006 and is subject to certain conditions. There can be no assurance, however, that this financing transaction will occur or that the final terms will be substantially the same as the terms of the preliminary agreement.
     If such funding is unavailable, there is significant uncertainty as to whether Metal Storm will continue as a going concern and, therefore we may realize the value of our assets and settle our liabilities at amounts different from those stated in our financial statements. As announced at Metal Storm’s Annual General Meeting on April 28, 2006, an aggressive cost cutting program has been introduced that Metal Storm expects to produce significant cost savings. Further cost saving strategies will be introduced if additional funding is not available.
     No adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should Metal Storm not continue as a going concern.
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
     We expect to continue to incur losses as we expand our product development and commercialization programs. We expect that losses will fluctuate from period to period and that such fluctuations may be substantial as a result of, among other things, the results of our research and development programs, the number of future prototypes we produce and test and potential design changes required as a result of testing. We are approaching the latter stage of product development and do not expect any revenues from product sales until at least the second half of 2007. While there has been significant interest in our proof-of-concept demonstrations, we cannot give assurance that we will manufacture or sell our products successfully or ever achieve or sustain profitability.
     In December 2003, we acquired ProCam Machine LLC, which manufactures precision-machined parts for the defense, electronics, aircraft and space propulsion industries. On June 1, 2005, we sold the ProCam business to Monroe Machine Products, Inc. The results of operations of ProCam have been recorded on our income statement as “loss after tax from discontinued operations”.

Where We Derive Our Revenue
     In 2005 and 2004, our principal sources of revenue were contract funding and interest income.
Critical Accounting Policies
     Our discussion and analysis of our operating and financial review and prospects are based upon our financial statements, which have been prepared in accordance with A-IFRS. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of revenue, assets, liabilities and expenses. We re-evaluate our estimates on an on-going basis. Our estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.
     We believe the following are our critical accounting policies that affect our more significant judgments and estimates used in the preparation of our financial statements.
Revenue Recognition for Rendering of Services
     We earn revenue from rendering systems integration work and other services under contracts. Revenue is recognized when key milestones or deliverables specified within each agreement are achieved and accepted by all parties to the agreement, no performance obligation with respect to the milestone or deliverable remains, the arrangement fee is fixed, and collectibility is reasonably assured. There is some judgment involved by management in determining the achievement of milestones and the percentage of work completed under contracts.
     See Note 3 to the accompanying consolidated financial statements for a discussion of our overall policy on revenue recognition.
Share-based Payment Transactions
     We provide benefits to our employees (including directors) in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (‘equity-settled transactions’).
     We currently provide these benefits through:
(i) options issued to executives and employees as part of a remuneration package issued in accordance with the power contained in Metal Storm’s constitution, and
(ii) the Employee Share Option Plan (ESOP).
     The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined using an appropriate option valuation model.
     In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Metal Storm Limited (‘market conditions’).
     The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (‘vesting date’).
     The cumulative expense recognized for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors of Metal Storm, will ultimately vest. This opinion is formed based on the best available information at balance date. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.
     No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition.
     Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified. In addition, an expense is recognized for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.
     Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.
     The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

     We have applied the requirements of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards in respect of equity-settled awards and have applied AASB 2 Share-Based Payments only to equity instruments granted after November 7, 2002 that had not vested on or before January 1, 2005.
     Transfers of an entity’s equity instruments by its shareholders to parties that have supplied goods or services to the entity (including employees) are considered share-based payments. These instruments are measured at the fair value of goods or services received. Where the fair value of the goods or services can not be reliably measured we measure the fair value of the equity instruments granted.
     Effective January 1, 2005, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 Revised (“SFAS 123(R)”), “Share-Based Payment”, using the modified-prospective-transition method. Under the transition method, compensation costs recognized during the year ended December 31, 2005 include the unvested portion of all share based payments granted prior to January 1, 2005, and compensation costs for all share-based payments granted subsequent to January 1, 2005 based on the grant date fair value estimated in accordance with the provisions of 123(R). Results for prior periods have not been restated.
     As a result of adopting SFAS 123(R) on January 1, 2005 Metal Storm’s loss before income taxes and net loss for the year ended December 31, 2005 are both A$409,728 higher than if we had continued to account for share-based compensation under Accounting Principles Board Opinion 25 (“APB 25”). Basic and diluted loss per share for the year ended December 31, 2005 was A$(0.0007) higher than if we had continued to account for the share-based compensation under APB 25.
     The difference between the recognition criteria under APB 25 and A-IFRS resulted in a reduction in the share-based payment expense of A$335,624 in 2004 under U.S. GAAP.
     There are no differences in share-based payment expense between U.S. GAAP and A-IFRS in 2005, as a result of the adoption of SFAS
123(R).
Comparison of Annual Results of Operations
     2005 compared with 2004
     Revenue. Revenue decreased A$6,556 (0.8%) from A$837,201 in 2004 to A$830,645 in 2005 due to lower interest revenue, which was A$599,902 in 2005 compared to A$794,565 in 2004. This decrease was partially offset by contract revenue increasing by A$188,107 from A$42,636 in 2004 to A$230,743 in 2005.
     Expenses. Total expenses decreased A$1,967,138 (15.4%) from A$12,758,313 in 2004 to A$10,791,175 in 2005. Significant movements in operating expenses were:
•	Employee expenses increased A$717,181 (19.1%) from A$3,751,459 in 2004 to A$4,468,640 in 2005, primarily due to a termination payment of A$500,000 made to Mr. J M O’Dwyer upon his resignation in 2005 plus the costs of additional engineering staff in Australia.

•	Professional fees decreased A$247,204 (12.2%) from A$2,021,573 in 2004 to A$1,774,369 in 2005 due to cost savings achieved through performing more work in-house rather than using external consultants.

•	Research and development expenses increased A$181,319 (11.2%) from A$1,613,365 in 2004 to A$1,794,684 in 2005 principally due to higher research and development activity in both the United States and Australia, particularly higher research and development activity related to our core 40mm technology.

•	Administrative expenses decreased A$397,966 (30.0%) from A$1,326,897 in 2004 to A$928,931 in 2005 primarily due to aggressive cost saving activities.

•	Facilities and equipment expenses increased A$103,579 (24.7%) from A$419,114 in 2004 to A$522,693 in 2005 primarily due to higher rental costs at our Arlington, Virginia office, which was expanded in late 2004 to support our greater R&D and business development focus.

•	Travel and entertainment expenses decreased A$362,752 (45.5%) from A$796,611 in 2004 to A$433,859 in 2005 primarily due to an increased focus on cost savings during the year, particularly in lower travel expenses.

•	Public relations and compliance expenses decreased A$122,924 (19.9%) from A$617,710 in 2004 to A$494,786 in 2005 primarily due to savings achieved through more work performed in-house rather than using external consultants.

•	In 2004 we had an A$1,834,152 impairment loss on the goodwill arising from the acquisition of ProCam. We had no goodwill impairment in 2005.
Net Loss. As a result of the foregoing, our net loss decreased from approximately A$13.1 million in 2004 to A$10.9 million in 2005. Due to our continuing losses, no income tax expense has been recognized. Refer to Notes 30 and 31 to the accompanying consolidated financial statements for a description of the significant differences between A-IFRS and U.S. GAAP and a reconciliation of shareholders’ equity and net loss to U.S. GAAP.

Effects of Currency Fluctuations
     Our functional currency is the Australian dollar. We translate our financial statements denominated in foreign currency in accordance with A-IFRS. The reporting currency for all periods presented is the Australian dollar.
     Costs not denominated in Australian dollars are re-measured in Australian dollars, when recorded, at the prevailing exchange rates for the purposes of our financial statements. Consequently, fluctuations in the rates of exchange between the Australian dollar and non-Australian dollar currencies will affect our results of operations. An increase in the value of a particular currency relative to the Australian dollar will increase the Australian dollar reporting value for transactions in that particular currency, and a decrease in the value of that currency relative to the Australian dollar will decrease the Australian dollar reporting value for those transactions.
     The effect of foreign currency translation is reflected in our financial statements in the statements of changes in stockholders’ equity and is reported as accumulated translation reserve. At December 31, 2005, the impact of the foreign currency translation was an accumulated reserve of (A$94,785) compared to accumulated reserve balance of (A$142,886) at December 31, 2004. The fluctuations are caused by fluctuations in the exchange rate between the Australian dollar and the U.S. dollar. We have not entered into any hedging arrangements to mitigate the effects of currency fluctuations.
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
     The following table sets forth our consolidated cash flows for the past two years.

	Year ended December 31,
	2005	2004
	A$	A$
Net cash used in operating activities	(11,241,259)	(11,236,655)
Net cash used in investing activities	(1,470,492)	(311,499)
Net cash (used in) provided by financing activities	(1,760,025)	18,603,071
Effect of exchange rate changes on cash	(1,959)	—

Net movement in cash and cash equivalents	(14,473,735)	7,054,917

     Cash used in operating activities in each of the past two years consisted primarily of losses incurred in operations.
     In 2004, the net cash used in investing activities related primarily to the acquisition of property and equipment as well as a A$845,446 payment made in respect of a restricted deposit. In 2005, net cash used in investing activities consisted of the sale proceeds for the net assets of ProCam (A$2.3 million) as well as the purchase and sale of fixed interest securities.
     Our net cash provided by financing activities in 2004 related primarily to an offering of ordinary shares. In May 2004, we raised approximately A$21.5 million in a placement of ordinary shares to sophisticated and institutional investors outside the United States. In 2005, net cash used by financing activities consisted primarily of repayments of borrowings owed by ProCam as well as financing proceeds to fund insurance premiums of Metal Storm. In May 2006, we raised approximately A$2.7 million, net of transaction costs, from shareholders resident in Australia and New Zealand through a share purchase plan.
     Borrowings
     We had no borrowings until we assumed indebtedness of ProCam in connection with the acquisition of ProCam in December 2003. We had a short-term bank loan of A$578,392 resulting from this acquisition that expired in February 2004. In January 2004, a new line of credit was established that matured in January 2006, with an interest rate of 4.6% and offsetting interest earned on deposits at 2.5%. As of December 31, 2005, we had no outstanding loans.
     In June 2006, Metal Storm signed a Cash Advance Facility Agreement with Harmony Investment Fund Limited (an affiliate of Harmony Capital Partners Pte Limited) to establish a A$5 million short-term working capital secured loan facility. The working capital facility has an interest rate of 10% per annum on the drawn portion of the facility and an undrawn commitment fee of 2% per annum on the undrawn portion of the facility, payable quarterly on the last day of each calendar quarter. Prior to June 30, Harmony agreed to extend the first commitment fee payment period from June 30 to September 30, 2006. As a result, the first working capital facility commitment fee payment is not due until September 30, 2006. This facility is secured by all of Metal Storm’s present and future assets and expires in June 2007. Proceeds from the Renounceable Rights Offer discussed below must be used to repay any amounts outstanding under the working capital facility upon completion of the Rights Offer. In addition, 10,000,000 options to purchase ordinary shares of Metal Storm will be granted to Harmony Investment Fund upon completion of the Rights Offer as consideration for the working capital facility. As of July 14, 2006, we had not drawn any amount under the facility.
     Proposed New Financing
     In May 2006, Metal Storm announced an agreement with Harmony Capital Partners Pte Limited to facilitate and sub-underwrite a Renounceable Rights Offer of A$27.5 million in unsecured Convertible Notes with attaching Options that would be offered to shareholders resident in Australia and New Zealand. The issue price of the Convertible Notes is anticipated to be A$0.135 per Convertible Note, with each Convertible Note having a maturity date of August 2009 and an interest rate of 10% per year. Metal Storm may elect to defer payment of interest on the Convertible Notes during the first twelve months. Holders of Convertible Notes may elect, prior to the maturity date, to convert any portion of the amount outstanding under the Convertible Notes into ordinary shares of Metal Storm at a conversion price of the lesser of A$0.135 per ordinary share or 90% of the weighted average price per ordinary share over the 30 days prior to the conversion date. Holders of Convertible Notes would also be issued one Option to purchase an ordinary share of Metal Storm for each two Convertible Notes purchased, with a three year maturity and an exercise price of A$0.15. Harmony Capital Partners would also be issued 65,000,000 Options to purchase ordinary shares of Metal Storm at the completion of the Renounceable Rights Offer.
     In addition, Harmony Capital Partners would be granted the right to nominate one person to be appointed as a director of Metal Storm for so long as there are Convertible Notes outstanding. In July 2006, Metal Storm announced that Mr. John Nicholls has agreed to join our board of directors as Harmony’s nominee upon or shortly after the commencement of the Renounceable Rights Offer. The Renounceable Rights Offer is anticipated to commence in late July 2006 and close in August 2006 and is subject to certain conditions. There can be no assurance that this financing transaction will occur or that the final terms will be as proposed and, as a result, if Metal Storm will continue as a going concern.
     Other Material Commitments
     We had no material capital expenditures during the past two years and do not expect to incur any material capital expenditure in 2006.
     Future Cash Needs
     We expect that operating expenses will continue to be the principal use of our cash resources. We believe that our cash and cash equivalents plus our available-for-sale financial assets of A$5.1 million as at December 31, 2005, together with the cash raised through our share purchase plan in May 2006, will provide us with sufficient capital to fund our operations until late November 2006. Our working capital loan facility of A$5 million, signed in June 2006, would give us access to additional funds to continue operations until at least early May 2007. We plan to commence a Renounceable Rights Offer in July 2006 of A$27.5 million in unsecured Convertible Notes with attaching Options that is anticipated to close in August 2006 and is subject to certain conditions. There can be no assurance that this financing transaction will occur or that the final terms will be substantially the same as the preliminary terms.
     We will likely need to raise additional sources of funding and may seek it through public or private equity or debt financings. The sale of additional equity or convertible debt could result in dilution to our shareholders. Additional debt would result in increased expenses and could result in covenants that would restrict our operations.
C. Research and Development: Patents and Licenses
     Our primary activity since incorporation in 1994 has been the research and development of our technology. Expenditure on this activity was A$1.8 million and A$1.6 million for the years ended December 31, 2005 and 2004, respectively. Our policy is to focus our research on selected internal product development projects as well as external development programs under which we work in collaboration with other parties. See Item 4B “Information on Metal Storm — Business Overview”.
D. Trend Information
     We are a development stage company. Most of our technology requires further investment, research, development, testing and possibly regulatory approval prior to any commercial sales. We do not currently derive any revenue from the commercial sale of any applications of our technology. We cannot be sure of the extent to which the technology, or any products we develop, will be able to penetrate the potential markets and generate revenue. We believe that our future success depends on our ability to commercialize our technology. See Item 3D “Key Information — Risk Factors”.

     Recent Pronouncements
     During 2005, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 151 Inventory Costs, an amendment of ARB No. 43, Chapter 4, No. 153 Exchanges of Non-Monetary Assets, an amendment of APB Opinion No. 29, No. 154 Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3, No.155 Accounting for Certain Hybrid Financial Instruments, and amendment of FASB Statements No. 133 and No. 140, and No. 156 Accounting for Servicing of Financial Assets, and amendment of FASB Statement No. 140.
     SFAS 151 and SFAS 153 are applicable to the fiscal years beginning after June 15, 2006. SFAS 155 and SFAS 156 are applicable for the fiscal years beginning after September 15, 2006.
     Metal Storm does not expect the effects of adopting the above Statements of Financial Accounting Standards on its consolidated financial position and the results of its operations will be material when such statements are adopted.
E. Off-Balance sheet arrangements
     Not applicable.
F. Tabular disclosure of contractual obligations
     The following table summarizes our contractual obligations and commitments as of December 31, 2005:

	Payments due by period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	A$	A$	A$	A$	A$
Operating leases of Metal Storm	1,553,972	468,067	588,033	497,872	—
Other (1)	687,044	515,287	171,757	—	—

Total	2,241,016	938,354	759,790	497,872	—

(1)	Other includes an onerous lease for a property occupied by ProCam.
Refer to Notes 25 and 31 to the accompanying consolidated financial statements for further information on our contractual commitments.

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
     The following people comprise our board of directors and senior management:

Name	Position
Terence J. O’Dwyer	Executive Chairman
General Wayne A. Downing	Deputy Chairman
Bruce S. McComish	Director
James M. Crunk	Director
Dr. Peter D. Jonson	Director
Ian A. Gillespie	Chief Operating Officer
James D. MacDonald	Chief Financial Officer and Company Secretary
George L. Bergeron III	Chief Technology Officer

     Terence J. O’Dwyer. Mr. O’Dwyer, a chartered accountant in Australia, has been a director of Metal Storm since 1998 and was appointed Executive Chairman in April 2006. As Executive Chairman, Mr. O’Dwyer has assumed the day to day management of Metal Storm but, in line with our cost reduction strategy, he will not receive any compensation for this role. He is also the Independent Chairman of BDO Kendalls, a large Queensland accountancy firm of which he had been a partner for 28 years until his retirement in 2005. He is also a director of Bendigo Bank Limited and Qld Theatre Co. and is the Chairman of MFS Limited and Brumbys Bakeries Holdings Limited.
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
     Bruce S. McComish. Mr. McComish was appointed a director of Metal Storm in October 2004. He has extensive commercial experience in the Australian and international business communities, having held senior management positions for several Australian and international companies. He is a director of HFA Accelerator Plus Ltd and MFS Living and Leisure Group.
     James M. Crunk. Mr. Crunk was appointed as a Director in September 2005. He has almost 25 years experience in the U.S. aerospace, defense, manufacturing and telecommunication industries and has international experience in arranging and negotiating partnerships, joint ventures, strategic alliances, financing and major contracts. He is the CEO of Advanced Technology Ventures, Inc. a company providing services to both the commercial and government contracting industries. Previously, he was the Chief Financial Officer for a privately held government contractor, the Controller of a division of a large defense contractor and the Chief Financial Officer of various start-up companies.
     Dr. Peter D. Jonson. Dr. Jonson was appointed as a Director in February 2006. He has had government and commercial experience in leadership positions. He is a professional director and economist and spends a considerable part of his time directly or indirectly helping scientists and technologists produce commercial outcomes from their research. Dr. Jonson is Deputy Chairman of Pro Medicus Limited and is a director of Village Roadshow Limited and is chairman of Bionomics Ltd. Dr. Jonson is also Chairman of Australian Institute for Commercialisation, Australian Aerospace and Defense Innovations Ltd and the Australian Government’s Cooperative Research Centers Committee. He is Chairman Emeritus of the Melbourne Institute Advisory Board. He also held a number of senior positions as an economist with the Reserve Bank of Australia from 1972 to 1988.
     Ian A. Gillespie. Mr. Gillespie was appointed as Metal Storm’s General Manager in May 2003 and as Chief Operating Officer in August 2005. He is responsible for the overall management of the operations of Metal Storm as well as managing our investor relations and capital requirements and corporate affairs. Prior to joining Metal Storm, Mr. Gillespie was engaged in venture capital and private investment activities. Among his previous roles he held the position of Managing Director and CEO of Grow Force Australia Limited, and General Manager positions with Incitec Limited, Atlas Steels Limited and Wormald International Limited. He has held the position of Director with numerous public and private companies and is currently a director of Standfast Enterprises Ltd, Indigo Group Ltd and Rugby Resources International Pty Ltd. Mr. Gillespie is Fellow of the CEO Institute of Australia and a Member of the Australia Institute of Company Directors.

     James D. MacDonald. Mr. MacDonald was appointed Chief Financial Officer and Company Secretary in 2004. Prior to joining Metal Storm, Mr. MacDonald held similar positions with Endeavor Foundation, a charitable organization that is one of the largest of its kind in Australia, from 2000 to 2004; Grow Force Australia Limited from 1996 to 2000; and Southern Cross Pumps and Irrigation from 1993 to 1996. He has also worked with Arnott’s Biscuits Limited and was Group Accountant-Australian Operations for Spicers Paper Limited (now Paperlinx Limited) from 1986 to 1990. Mr. MacDonald is a Certified Practicing Accountant and a Fellow of the Australian Institute of Company Directors and the CEO Institute of Australia.
     George L. Bergeron III. Mr. Bergeron was appointed Chief Technology Officer in 2004. Based in the United States, Mr. Bergeron leads Metal Storm’s team of engineers and scientific staff both in the United States and Australia. He is a specialist in mechanical and electronic systems design, power generation and material science. He has considerable background in Metal Storm’s technology from his previous roles at Science Applications International Corporation, where he held several senior positions, most recently as director of SAIC’s Technology Development Laboratory.
     Proposed New Director
     In May 2006, Metal Storm announced an agreement with Harmony Capital Partners Pte Limited to facilitate and sub-underwrite a Renounceable Rights Offer of A$27.5 million in unsecured Convertible Notes with attaching Options that would be offered to shareholders resident in Australia and New Zealand. In connection with the Renounceable Rights Offer, Harmony Capital Partners would be granted the right to nominate one person to be appointed as a director of Metal Storm for so long as there are Convertible Notes outstanding. In July 2006, Metal Storm announced that Mr. John Nicholls has agreed to join our board of directors as Harmony’s nominee upon or shortly after the commencement of the Renounceable Rights Offer. The Renounceable Rights Offer is anticipated to commence in late July 2006 and is subject to certain conditions. There can be no assurance that this financing transaction will occur or that the final terms will be as proposed.
     Mr. Nicholls has extensive experience in the Australian and international business communities with start-up and established companies, having held senior management positions and directorships for several Australian and international companies in the manufacturing, distribution, trading and merchant banking industries. He is a director of Chemeq Limited and Brandrill Limited, each of which is listed on the Australian Stock Exchange. He has extensive experience in multicultural environments as Chief Executive and as a Non Executive Director being continuously resident in Asia for 30 years prior to returning to Australia during the late 1990’s.
B. Compensation
     In 2005, the aggregate remuneration we paid and that accrued to our directors and executive officers was A$2,310,304. In accordance with Australian superannuation legislation, we contributed A$61,182 to superannuation funds for our directors and executive officers for their pension, retirement and other similar benefits in 2005. We employed approximately 12 U.S. residents during 2005.
     The remuneration and benefits paid to our directors and executive officers during 2005, on an individual basis, are set out in the table below.

							Share			Total
							Based	Termination		Performance
		Primary Benefits			Post Employment		Payment	Benefits	Total	Related
		Salary &	Cash	Non	Super-	Retirement	Options
		Fees	Bonus	Monetary	annuation	Benefits	(12)
				Benefits	(10) /Life &
					Medical
					Insurance
					(11)
		A$	A$	A$	A$		A$	A$	A$	%
Directors
T J O’Dwyer		70,000	—	—	—	—	—	—	70,000	—
W A Downing	(1)(2)	110,111	—	—	—	—	220,569	—	330,680	—
B S McComish		50,000	—	—	—	—	—	—	50,000	—
D A Smith	(3)(4)	278,123	—	—	7,156	—	—	—	285,279	—
D L Alspach	(5)	75,000	—	—	—	—	—	—	75,000	—
J M Crunk	(6)	27,015	—	—	—	—	—	—	27,015	—
J M O’Dwyer	(7)	—	—	—	23,523	—	—	500,000	523,523	—

Executives
I A Gillespie	(8)	223,104	146,000	—	21,031	—	17,349	—	407,484	35.8
J D MacDonald		184,759	—	—	16,628	—	41,833	—	243,220	—
G L Bergeron III	(3)	235,286	—	—	17,560	—	23,844	—	276,690	—
J C Chehansky	(3)(9)	19,891	—	—	1,522	—	—	—	21,413	—
Total		1,273,289	146,000	—	87,420	—	303,595	500,000	2,310,304

1	In 2005, W A Downing entered into a call option agreement with J M O’Dwyer, Metal Storm’s major shareholder. Under this agreement, W A Downing has the option to acquire 2,000,000 of the shares owned and held by J M O’Dwyer if he holds office as a Director of Metal Storm for a continuous period of three years. The value of this right is to be amortized over the three year vesting period.

2	Directors’ fees of A$65,111 settled in cash with the remaining A$49,000 to be settled in options.

3	Paid in U.S. dollars.

4	Appointed CEO in February 2005, appointed Managing Director in May 2005 and resigned in April 2006.

5	Directors’ fees of A$30,000 settled in cash with the remaining A$45,000 to be settled in options. Resigned in July 2006.

6	Appointed in September 2005.

7	Resigned in February 2005.

8	Bonus for the 2004 financial year (approved and paid in the 2005 financial year) included A$100,000 settled in cash with the remaining A$46,000 settled in shares.

9	Appointed in December 2005 and resigned in May 2006.

10	Superannuation (Australia)

11	Life and medical insurance (USA)

12	Options are valued using the Black-Scholes model. See Note 18 to the accompanying consolidated financial statements.
     During the 2005 financial year the following options were granted as equity remuneration benefits to directors and executives. Options granted to directors were in respect to directors fees for the 2004 financial year. Options issued to executives were in accordance with employment contracts. These options were not issued as part of an incentive plan.

			Fair			Total value of
			Value	Value of		options
			per	options		granted,
			option at	granted	Total value of	exercised and	% of remuneration
			grant	during the	options lapsed	lapsed during	consisting of
			date (1)	year	during the year	the year	options for the
	Grant Date	No.	A$	A$	A$	A$	year
Directors
W A Downing	24/05/05	450,000	0.03	13,500	—	13,500	100%
D L Alspach	24/05/05	675,000	0.03	20,250	—	20,250	100%
J M O’Dwyer	24/05/05	450,000	0.03	13,500	—	13,500	100%
W A Owens	24/05/05	150,000	0.03	4,500	—	4,500	100%
D W Christman	24/05/05	618,750	0.03	18,563	—	18,563	100%
C A Vehlow	24/05/05	225,000	0.03	6,750	—	6,750	1%

		2,568,750		77,063	—	77,063

Executives
I A Gillespie (2)	01/01/04	62,500	0.28	17,500		17,500
	01/01/04	62,500	0.28	17,500		17,500
	01/01/04	62,500	0.29	18,125		18,125
	01/01/04	62,500	0.29	18,125		18,125

		250,000		71,250	—	71,250	18%

J D MacDonald (2)	26/08/05	62,500	0.09	5,625		5,625
	26/08/05	62,500	0.10	6,250		6,250
	26/08/05	62,500	0.10	6,250		6,250
	26/08/05	62,500	0.11	6,875		6,875
	26/08/05	62,500	0.11	6,875		6,875

		312,500		31,875	—	31,875	13%

G L Bergeron III (2)	11/06/04	31,250	0.25	7,813		7,813
	11/06/04	31,250	0.25	7,813		7,813
	11/06/04	31,250	0.25	7,813		7,813
	11/06/04	31,250	0.26	8,125		8,125

		125,000		31,564	—	31,564	11%

Total		3,256,250		211,752	—	211,752

(1)	See Note 18 to the accompanying consolidated financial statements for a discussion of our share-based payment plan.

(2)	See Notes 29(b)(ii) and 31(c) to the accompanying consolidated financial statements for the portion of options value recognized as remuneration expense during the year.

     Effective April 28, 2006, David A. Smith resigned his positions as Chief Executive Officer and member of the board of directors of Metal Storm pursuant to the terms of a Deed of Termination agreement. This agreement provides for separation payments aggregating US$182,000 (A$239,694) to be paid to Mr. Smith in consideration of the standard releases and indemnifications provided by him to Metal Storm. Pursuant to the agreement, Mr. Smith was also granted 625,000 options to purchase ordinary shares of Metal Storm exercisable at A$0.40 per option until June 30, 2011.
C. Board Practices
     Under our constitution, our board of directors is required to be comprised of at least three directors. As of December 31, 2005, our board was comprised of six directors. Our board is currently comprised of five directors. Our directors are elected to the board of directors for a three-year term and one-third of the directors retire by rotation at each annual general meeting of shareholders.
     The board of directors has established an Audit Committee that consists of three independent directors. Current members of our Audit Committee are Mr. Bruce S. McComish (Chairman of the Audit Committee), Mr. James Crunk and Dr. Peter Jonson.
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
     Our board of directors has established a Finance Committee that is intended to be an oversight body on capital raisings, mergers and acquisitions and the financial function of Metal Storm’s operations. Mr. McComish is Chairman and Mr. Crunk and Mr. O’Dwyer are members of the Finance Committee.
     The board of directors has also established a Remuneration Committee, whose members are: General Wayne A. Downing and Dr. Jonson. The board of directors’ remuneration objective is to motivate directors and management to pursue the long-term growth and success of Metal Storm within an appropriate control network.
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
D. Employees
     As at December 31, 2005, we had 24 employees, including five executive managers (two in Brisbane, Australia and three in Arlington, Virginia), four senior managers, two engineering managers, nine engineers and four administrative personnel.
E. Share Ownership
     The following table sets forth the beneficial ownership of our directors and executive officers as of June 22, 2006:

		Percentage
	Number of	of	Number of
	Shares	Outstanding	Options
Name	Owned(1)	Shares	Owned(1)
Terence James O’Dwyer	180,855 (2)	0.033%	—
Wayne A. Downing	500,000	0.091%	3,890,000	(3)
Bruce McComish	—	—	—
James M. Crunk	—	—	—
Peter D. Jonson	—	—	—
Ian A. Gillespie	89,396	0.016%	1,100,000	(4)
James D. MacDonald	—	—	500,000	(5)
George L. Bergeron III	—	—	250,000	(6)

(1)	At June 22, 2006, the number of outstanding shares was 544,709,065 and the number of outstanding options (all unlisted) was 17,206,438, of which 418,750 were granted but not issued.

(2)	101,233 shares are owned by Mr. Terence J. O’Dwyer and Mrs. P.M. O’Dwyer, 79,622 shares are owned by Louclaben Pty Ltd in trust for the O’Dwyer Family Account.

(3)	Represents: (a) 2,500,000 unlisted options to purchase ordinary shares of Metal Storm that are exercisable only upon certain conditions on or before July 2, 2011 at an exercise price of A$0.01 per share (the purchase price for the 2,500,000 unlisted options was nil); (b) 450,000 unlisted options to purchase ordinary shares of Metal Storm on or before June 21, 2009 at an exercise price of A$0.40 per share (the purchase price for the 450,000 unlisted options was A$0.10); (c) 450,000 unlisted options to purchase ordinary shares on or before June 24, 2010; and (d) 490,000 unlisted options to purchase ordinary shared on or before April 28, 2011.

(4)	Represents 600,000 unlisted options to purchase ordinary shares of Metal Storm on or before April 14, 2009. The remaining 500,000 options to purchase ordinary shares of Metal Storm are represented by eight tranches of 62,500 options expiring at quarterly intervals between March 31, 2009 and December 31, 2010. These options are identical in every other manner. The exercise price for these option is A$0.40 and no purchase consideration was provided.

(5)	Represents 500,000 options to purchase ordinary shares of Metal Storm, which are represented by eight tranches of 62,500 options expiring at quarterly intervals between December 31, 2009 and September 30, 2011. These options are identical in every other manner. The exercise price for these option is A$0.40 and no purchase consideration was provided.

(6)	Represents 250,000 options to purchase ordinary shares of Metal Storm, which are represented by eight tranches of 31,250 options expiring at quarterly intervals between September 4, 2009 and June 30, 2011. These options are identical in every other manner. The exercise price for these option is A$0.40 and no purchase consideration was provided.
     We can grant options to purchase our shares to our directors and employees under our constitution and under our discretionary share option scheme and under various employment agreements. See Item 10B “Additional Information — Our Constitution” for a summary of the provisions of our constitution relating to the issuance of options and Note 15 to the accompanying consolidated financial statements and Item 6B “Directors, Senior Management and Employees - Compensation” for a summary of the terms of our various option schemes.

Item 7. Major Shareholders and Related Party Transactions
A. Major Stockholders
     The following table sets out details, as of June 22, 2006, of entities beneficially holding more than five percent of the ordinary shares of Metal Storm.

	Ordinary Shares Beneficially Owned
	as at June 22, 2006
	Number of	Percent of
Name	Shares owned	Class
James Michael O’Dwyer	199,804,908 (1)	36.68%

(1)	131,554,681 shares are owned by Mr. J.M. O’Dwyer, 68,250,122 shares are owned by O’Dwyer Investments Pty Ltd as trustee for the O’Dwyer Family Discretionary Trust and 105 shares owned by Rhonda Clare O’Dwyer in trust for Mr. J.M. O’Dwyer.
     In February 2005, Mr J.M. O’Dwyer indicated his intention to sell half of his shareholdings. Since then he has sold no shares. He has informed us that it remains his intention to continue to deal with any potential sale on a basis that in his opinion will not be detrimental to Metal Storm.
     A former major shareholder, Charter Pacific Corporation Limited, reduced its shareholding over the past few years: it owned 26.9% of our ordinary shares at June 30, 2002, 9.65% at May 4, 2004 and, since October 20, 2004, less than 5%.
     As at June 22, 2006, there were 9,776 record holders of ordinary shares, of which 9,607 represented Australian record holders holding approximately 94% of our outstanding ordinary shares.
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
     During 2004 and 2005, Metal Storm utilized the services of investment bank BBY Limited, of which Bruce McComish was a Director until April 2005. In late 2005, after Mr. McComish resigned as a Director of BBY, Metal Storm paid fees of A$100,000 to BBY for corporate advisory services provided in the second half of 2005. In 2004, Metal Storm paid A$23,606 in fees to BBY for corporate advisory services.
     General Wayne Downing entered into a call option agreement with Mr. J M O’Dwyer on October 10, 2003 under which General Downing may call for the transfer of up to 2,000,000 existing shares to him at an exercise price of A$0.40 per share. The call option is exercisable on one or more occasions until October 10, 2013, but only if certain conditions are satisfied, including that, except in certain limited circumstances, General Downing remains a director of Metal Storm until October 10, 2006.
C. Interest of Experts and Counsel
     Not applicable.
Item 8. Financial Information
A. Consolidated Financial Statements and Other Financial Information
     Our financial statements are included in Item 17 “Financial Statements”.
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
B. Significant Changes
     Not applicable.

Item 9. The Offer and Listing
A. Listing Details
     Australian Stock Exchange
     Our ordinary shares were listed and posted for trading on the Australian Stock Exchange (symbol “MST”) in 1999. The following table sets forth for the periods indicated the reported low and high bid prices and the average daily trading volume for our ordinary shares as quoted on the Australian Stock Exchange. All figures are in Australian dollars.

			Average
	Price Per		Daily
	Ordinary Share		Trading
	High	Low	Volume
Year Ended	A$	A$
December 31, 2005
First Quarter	$0.27	$0.17	1,025,253
Second Quarter	$0.18	$0.10	689,969
Third Quarter	$0.31	$0.12	1,755,116
Fourth Quarter	$0.29	$0.19	529,162
December 31, 2004
First Quarter	$0.50	$0.41	318,003
Second Quarter	$0.66	$0.37	2,927,093
Third Quarter	$0.38	$0.24	1,463,448
Fourth Quarter	$0.33	$0.20	2,925,739
December 31, 2003
Annual	$0.68	$0.32	273,307
December 31, 2002
Annual	$1.58	$0.42	254,020
December 31, 2001
Annual	$2.11	$0.80	191,255

			Average
	Price Per		Daily
	Ordinary Share		Trading
	High	Low	Volume
Month Ended	A$	A$
June 30, 2006	$0.17	$0.12	494,447
May 31, 2006	$0.19	$0.14	989,930
April 30, 2006	$0.21	$0.15	685,868
March 31, 2006	$0.27	$0.19	485,450
February 28, 2006	$0.28	$0.22	862,248
January 31, 2006	$0.23	$0.18	846,872

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

			Average
	Price Per		Daily
	ADR		Trading
Year Ended	High	Low	Volume
	US$	US$
December 31, 2005
First Quarter	$4.26	$2.55	99,102
Second Quarter	$3.00	$1.75	41,994
Third Quarter	$4.84	$1.81	130,117
Fourth Quarter	$4.70	$2.76	43,002
December 31, 2004
First Quarter	$8.00	$6.40	7,685
Second Quarter	$14.47	$4.90	682,510
Third Quarter	$5.60	$3.50	90,903
Fourth Quarter	$5.74	$2.95	250,094
December 31, 2003
Annual	$8.53	$3.97	3,702
December 31, 2002
Annual	$15.77	$4.90	3,877
December 31, 2001
Annual	$28.10	$12.85	—

			Average
	Price Per		Daily
	ADR		Trading
Month Ended:	High	Low	Volume
	US$	US$
June 30, 2006	$2.58	$1.75	23,160
May 31, 2006	$3.05	$2.23	51,082
April 30, 2006	$3.04	$2.06	38,034
March 31, 2006	$3.80	$2.82	25,477
February 28, 2006	$4.04	$3.00	74,192
January 31, 2006	$3.66	$2.32	94,302
B. Plan of Distribution
     Not applicable.
C. Markets
     Our ordinary shares are listed on the Australian Stock Exchange under the symbol “MST” and on the Nasdaq SmallCap Market in the form of American Depositary Receipts under the symbol “MTSX”.
Exemptions from certain Nasdaq Corporate Governance Rules
     Exemptions from the Nasdaq corporate governance standards are available to foreign private issuers such as Metal Storm when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. In connection with Metal Storm’s Nasdaq SmallCap Market Listing Application, Nasdaq granted Metal Storm exemptions from certain corporate governance standards that were contrary to the laws, rules, regulations or generally accepted business practices in Australia. These exemptions and the practices followed by Metal Storm during the fiscal year ended December 31, 2005 are described below.

•	Metal Storm was exempt from Nasdaq’s audit committee composition requirements until July 31, 2005. The recommendations set forth in the Australian Stock Exchange Corporate Governance Principles relating to composition of audit committees differ to Nasdaq’s audit committee composition requirements. For example, the Corporate Governance Principles recommend that an audit committee comprise at least three members and that at least one member be independent, whereas Nasdaq requires that all members of the committee be independent. From January through July 2005, Metal Storm had an audit committee consisting of two directors, both of whom were independent within the meaning of the Nasdaq rules, and appointed a third member who was an independent director at the end of July 2005.

•	Metal Storm was exempt from Nasdaq’s independence requirements for a majority of the board of directors. The Australian Stock Exchange Listing Rules did not require Metal Storm to have a majority of independent directors on the board during 2005. During most of the fiscal year ended December 31, 2005, Metal Storm did, however, have a majority of directors who were “independent” as defined in the Australian Stock Exchange Corporate Governance Principles, which definition differs from Nasdaq’s definition. Accordingly, because Australian law and generally accepted business practices in Australia regarding director independence differ to Nasdaq’s independence requirements, Metal Storm claimed this exemption in 2005.

•	Metal Storm was exempt from Nasdaq’s quorum requirements applicable to meetings of shareholders. Consistent with Australian law, Metal Storm’s constitution provides that five shareholders present shall constitute a quorum for a general meeting. Nasdaq requires that an issuer provide for a quorum as specified in its by-laws for any meeting of the holders of common stock, which quorum may not be less than 33 1/3 % of the outstanding shares of an issuer’s voting common stock. Accordingly, because applicable Australian law and rules governing quorums at shareholder meetings differ to Nasdaq’s quorum requirements, Metal Storm claimed this exemption in 2005.

•	Metal Storm was exempt from the Nasdaq requirement that an issuer’s auditors be subject to a “peer review.” Neither Australian law nor the Australian Stock Exchange Listing Rules required “peer review” of independent public accountants during 2005. Accordingly, Metal Storm claimed this exemption in 2005.

•	Metal Storm was exempt from the Nasdaq requirement that issuers obtain shareholder approval prior to the issuance of securities in connection with the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and rules differ to the Nasdaq requirements, with the Australian Stock Exchange Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% of the issued share capital of the company in any 12 month period (but in determining the 15% limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the Australian Stock Exchange Listing Rules), and (iii) directors or their associates acquiring securities under an employee incentive plan. Generally accepted business practices in Australia also provide for plans involving the issue of shares to directors and employees being capped at no more than 5% of the total number of shares on issue. Metal Storm’s Discretionary Share Option Scheme applies this 5% cap. Due to differences between Australian law and rules and the Nasdaq shareholder approval requirements, Metal Storm claimed this exemption in 2005.
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
C. Material Contracts
     Asset Purchase Agreement for the Sale of ProCam
     Effective June 1, 2005, Metal Storm entered into an Asset Purchase Agreement with Monroe Machined Products, Inc. (“MMP”) for the sale of the ProCam business to MMP. Under the agreement, MMP purchased the assets and current order backlog of ProCam for US$1.3 million (A$1.76 million), plus an additional amount to acquire accounts receivable, inventory and assumed the accounts payable liabilities of ProCam’s precision machinery facility.
     Cash Advance Facility Agreement
     In June 2006, Metal Storm signed a Cash Advance Facility Agreement with Harmony Investment Fund Limited (an affiliate of Harmony Capital Partners Pte Limited) to establish a A$5 million short-term working capital secured loan facility. The working capital facility has an interest rate of 10% per annum on the drawn portion of the facility and an undrawn commitment fee of 2% per annum on the undrawn portion of the facility, payable quarterly on the last day of each calendar quarter. Prior to June 30, Harmony agreed to extend the first commitment fee payment period from June 30 to September 30, 2006. As a result, the first working capital facility commitment fee payment is not due until September 30, 2006. This facility is secured by all of Metal Storm’s present and future assets and expires in June 2007. Proceeds from the Renounceable Rights Offer discussed above must be used to repay any amounts outstanding under the working capital facility upon completion of the Rights Offer. In addition, 10,000,000 options to purchase ordinary shares of Metal Storm will be granted to Harmony Investment Fund upon completion of the Rights Offer as consideration for the working capital facility. As of July 14, 2006, we had not drawn any amount under the facility.
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
E. Taxation
     The following is a summary of certain material U.S. federal income tax and Australian tax consequences to U.S. holders, as defined below, of the acquisition, ownership and disposition of American Depositary Shares (“ADSs”) or ordinary shares and is based on the laws in force as at the date of this annual report. Holders are advised to consult their tax advisors concerning the overall tax consequences of the acquisition, ownership and disposition of ADSs or ordinary shares in their particular circumstances. This discussion is not intended, and should not be construed, as legal or professional tax advice. This discussion relies in part on representations by the depositary in the deposit agreement and related documents and the assumption that each obligation in the deposit agreement and related documents will be performed in accordance with their terms.
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
     For taxable years beginning before January 1, 2011, dividends received by an individual from a “qualified foreign corporation” are eligible for preferential rates of taxation. A “qualified foreign corporation” generally does not include any foreign corporation that is a passive foreign investment company for the taxable year in which the dividend is paid or for the preceding taxable year. Accordingly, because we will likely be a passive foreign investment company for 2006 (as discussed below), we likely will not be a qualified foreign corporation for 2006 or 2007. If in subsequent taxable years we were eligible to be a qualified foreign corporation, then our dividends generally would be eligible for the preferential tax rates, except to the extent that the individual (1) holds a share of stock for 60 days or less during the 120-day period beginning 60 days before the ex-dividend date (or, in the case of certain preferred stock, 90 days or less during the 180-day period beginning 90 days before the ex-dividend date) as measured under Section 246(c) of the Code, (2) is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property or (3) elects to treat the dividend as investment income for purposes of determining the amount of deductible investment interest under Section 163(d)(4)(B) of the Code. Further, if an individual receives, with respect to any share of stock, an extraordinary dividend (within the meaning of Section 1059(c) of the Code) eligible for the preferential tax rates, any loss on a subsequent sale of the stock is treated as a long-term capital loss to the extent of the extraordinary dividend.
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
   Sale or Exchange of ADSs or Ordinary Shares
     Subject to the passive foreign investment company rules, discussed below, a U.S. holder generally will recognize gain or loss on a disposition, including a sale, exchange or redemption, of ADSs or ordinary shares equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in the ADSs or ordinary shares. This gain or loss will generally be long-term capital gain or loss if the U.S. holder has held the ADSs or ordinary shares for more than one year and otherwise will be short-term capital gain or loss. Long-term capital gains of individuals are eligible for preferential rates of taxation, which have been reduced for long-term capital gains recognized on or after May 6, 2003, and before January 1, 2011. Short-term capital gains are taxed at the rates applicable to ordinary income, which, for gains recognized on or after May 6, 2003, and before January 1, 2011, are higher than the rates applicable to dividends. For foreign tax credit limitation purposes, gain or loss recognized upon a disposition generally will be treated as from sources within the United States. The deductibility of capital losses is subject to limitations for U.S. federal income tax purposes.
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
     We believe that we were a PFIC for U.S. federal income tax purposes in 2000, 2002, 2003, 2004 and 2005, but not in 2001. We expect that Metal Storm will be a PFIC again in 2006 due to the asset test described above.
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
     We operate in Australia and the United States and, as a result, are subject to certain foreign currency exposure. Historically, currency translation gains and losses have been reflected as adjustments to stockholders’ equity, while transaction gains and losses have been reflected as components of income and loss. Translation gains and losses could be material depending upon changes in the exchange rate relationships between the Australian dollar and the U.S. dollar. See Item 5A “Operating and Financial Review and Prospects — Operating Results—Effects of Currency Fluctuations” above for a detailed description of the impact of foreign currency translation on our financial statements.
Item 12. Description of Securities Other than Equity Securities
     Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and the Use of Proceeds
     Not applicable.
Item 15. Controls and Procedures
     Our management have evaluated the effectiveness of Metal Storm’s disclosure controls and procedures as of the end of the period covered by this report. Based on the evaluation, the principal executive officer and principal financial officer became aware of the weaknesses related to internal control over financial reporting as described below.
     In connection with their audits of our 2005 and 2004 consolidated financial statements, our independent auditors, Ernst & Young, advised our Audit Committee that they had identified a number of material weaknesses involving our systems and processes. Issues identified involved segregation of duties, incorrect application of accounting standards and processes surrounding preparation of the financial statements and related disclosures. Our auditors have concluded that the overall control environment has not been designed to achieve a remote likelihood that a material misstatement of the financial statements will not be prevented or detected.
     Our auditors noted that there had been improvements in the internal control environment during 2005, however, observations from the audit of the December 31, 2005 consolidated financial statements indicate that these weaknesses still exist in Metal Storm’s internal control environment.
     U.S. GAAP Knowledge
     Our auditors have noted that the design and operation of our process for financial reporting in accordance with U.S. GAAP continues to be inadequate.
     In order to improve our knowledge of U.S. GAAP, our senior finance staff are committed to attending targeted U.S. GAAP and SEC reporting courses and to subscribing to additional information publications and updates of SEC and U.S. GAAP releases, rule changes and information related to internal controls in accordance with standards established by the Public Company Accounting Oversight Board, to the extent that such standards are applicable to us. We will also continue to improve our controls and processes around reporting under U.S. GAAP including the hiring outside accounting advisors with respect to the technical requirements applicable to our financial statements.
     Segregation of Duties
     Our auditors noted that the lack of adequate segregation of duties is a common problem for companies the size of Metal Storm and recommended various measures to establish such controls.
     We have taken measures to establish internal controls during 2005 over the financial reporting related to the segregation of duties by implementing the recommendations of our auditors. We employed a new Chief Financial Officer in October 2004 who independently reviews the processes performed by an experienced financial controller who was recruited by us in June 2005. We believe that the segregation of duties between the financial controller and the Chief Financial Officer, the periodic review by the Chief Financial Officer of the processes performed by the financial controller, and the introduction of the other measures recommended by our auditors will improve our internal controls over financial reporting.
     Financial Statement Close Process
     Our auditors noted that although we have undertaken certain corrective measures, substantial improvement is needed in our financial statement close process as evidenced by the number and dollar value of audit adjustments identified and corrected during the 2005 audit, the failure to reconcile certain accounts on a timely basis, the ability to override entries in the accounting system without leaving appropriate documentation, and lack of supporting documentation for certain provisions and reserves and corrected has disappeared.
     Following the recommendations of our auditors, we are engaging another accounting firm to provide advice and support where necessary to address these noted deficiencies as well as help ensure that future transactions and related accounts are identified and recorded on a timely and accurate basis and that sufficient supporting documentation is prepared on a timely basis.
     Management is actively continuing in the execution of their plans to implement the appropriate processes and procedures to address these noted weaknesses. Our Audit Committee is taking an active role in this process and is monitoring the progress of these changes.

Item 16A. Audit Committee Financial Expert
     James M. Crunk is an “audit committee financial expert” (as defined in Item 16A of Form 20-F) and is “independent” (as defined in the rules of The Nasdaq Stock Market). Please see Item 6A “Directors, Senior Management and Employees — Directors and Senior Management” for details of his background.
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
     In 2005, we did not (expressly or implicitly) grant a waiver under our code of conduct to our principal executive officer, our principal accounting officer or controller or persons performing similar functions.
Item 16C. Principal Accountant Fees and Services

	December 31,
	2005	2004
	A$	A$
Audit Fees	385,410	437,661

Audit-Related Fees	31,500	—

Tax Fees	—	—

All Other Fees	—	6,279

Total	416,910	443,940

     Fees for audit services include fees associated with the annual audit of the consolidated financial statements, including the reconciliation to U.S. GAAP and reviews of Metal Storm's half-year reports. Audit-related fees principally include the performance of agreed-upon procedures in connection with capital raising activities and accounting consultation. Tax fees include tax compliance services. All other fees include reading press releases.
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
Item 18. Financial Statements
     Not applicable.
Item 19. Exhibits

Exhibit
Number	Description of Exhibit
1.1	Constitution of Metal Storm*

4.1	DSTO Research Agreement dated April 20, 2001*

4.2	Deed of Amendment to the DSTO Research Agreement dated September 13, 2002 (portions omitted pursuant to a request for confidential treatment; non-public information has been filed with the SEC)**

4.3	DSTO Technology License Agreement dated April 20, 2001, as amended (portions omitted pursuant to a request for confidential treatment; non-public information has been filed with the SEC)*

4.4	Asset Purchase Agreement, dated May 24, 2005, with Monroe Machined Products, Inc. (“MMP”) for the sale of the ProCam business to MMP.****

4.5	Employment Agreement of David A. Smith****

4.6	Separation Agreement, dated February 8, 2005, of J.M. O’Dwyer****

4.7	Deed of Termination Agreement, dated May 20, 2006, of David A. Smith

4.8	Employment Agreement of James D. MacDonald****

4.9	Employment Agreement of George L. Bergeron***

4.10	Cash Advance Facility Agreement, dated June 16, 2006, between Metal Storm and Harmony Investment Fund Limited

4.11	Discretionary Share Option Scheme*

4.12	Employment Agreement of Ian A. Gillespie***

8.0	List of Subsidiaries of Metal Storm Limited

12.1	Certification by the Executive Chairman of Metal Storm Limited in accordance with Section 302 of the Sarbanes-Oxley Act

12.2	Certification by the Chief Financial Officer of Metal Storm Limited in accordance with Section 302 of the Sarbanes-Oxley Act

13.1	Certification by the Executive Chairman in accordance with Section 906 of the Sarbanes-Oxley Act

13.2	Certification by the Chief Financial Officer in accordance with Section 906 of the Sarbanes-Oxley Act

*	Incorporated by reference from our Registration Statement on Form 20-F filed on December 12, 2001, File No. 000-31212.

**	Incorporated by reference from our Annual Report on Form 20-F filed on July 14, 2003.

***	Incorporated by reference from our Annual Report on Form 20-F filed on July 15, 2004.

****	Incorporated by reference from our Annual Report on Form 20-F filed on June 15, 2005.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Metal Storm Limited
We have audited the accompanying consolidated balance sheets of Metal Storm Limited as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Metal Storm Limited at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with Australian equivalents to International Financial Reporting Standards, which differ in certain respects from accounting principles generally accepted in the United States of America (see notes 30 and 31 to the consolidated financial statements).
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring operating losses and negative cash flows from operating activities. To fund the expected levels of operating expenditures, the Company will require additional sources of capital. While the Company has previously been successful in raising additional capital, there can be no assurance that it will be able to raise sufficient capital to continue its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters also are described in Note 1. The Company’s consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.
/s/ Ernst & Young
Brisbane, Australia
July 11, 2006

Metal Storm Limited
Consolidated Income Statement (Australian Dollars)
For the Years Ended 31 December 2005 and 2004

		2005	2004
	Note	A$	A$

Continuing operations

Revenue	5	830,645	837,201

Expenses
Consumables used		(4,360)	—
Employee expenses	5	(4,468,640)	(3,751,459)
Professional fees		(1,774,369)	(2,021,573)
Research and development		(1,794,684)	(1,613,365)
Administrative expenditure		(928,931)	(1,326,897)
Facilities and equipment		(522,693)	(419,114)
Travel and entertainment		(433,859)	(796,611)
Communication and technology		(306,335)	(342,549)
Public relations and compliance		(494,786)	(617,710)
Unrealised net foreign exchange differences	5	(785)	1,378
Realised net foreign exchange differences	5	(26,237)	7,307
Impairment loss on goodwill	5,17	—	(1,834,152)
Finance costs	5	(35,496)	(43,568)

Loss before income tax		(9,960,530)	(11,921,112)

Income tax benefit	6	648,320	332,744

Loss after tax from continuing operations		(9,312,210)	(11,588,368)

Discontinued operation

Loss after tax from discontinued operation	7	(1,602,390)	(1,515,759)

Loss attributable to members of the parent	8	(10,914,600)	(13,104,127)

Earnings per share (cents per share)
— Basic and diluted loss for the year attributable to ordinary equity holders of the parent	8	(2.09)	(2.62)
— Basic and diluted loss for the year from continuing operations attributable to ordinary equity holders of the parent	8	(1.78)	(2.31)
Dividends per share		—	—

Metal Storm Limited
Consolidated Balance Sheet (Australian Dollars)
As at 31 December 2005 and 2004

		2005	2004
	Note	A$	A$

Assets
Current assets
Cash and cash equivalents	9	635,861	15,109,596
Available-for-sale financial investments	10	5,056,140	—
Trade and other receivables	11	635,209	590,188
Inventories	12	—	250,982
Prepayments		810,112	553,759
Other financial assets	13	—	845,446

Total current assets		7,137,322	17,349,971

Non-current assets
Trade and other receivables	11	8,832	3,397
Property, plant and equipment	15	231,629	2,947,804
Intangible assets and goodwill	16	51,938	26,145

Total non-current assets		292,399	2,977,346

Total assets		7,429,721	20,327,317

Liabilities
Current liabilities
Trade and other payables	19	890,550	1,696,033
Interest-bearing loans and borrowings	20	353,674	1,478,836
Provisions	21	277,448	332,496
Other		43,024	—

Total current liabilities		1,564,696	3,507,365

Non-current liabilities
Interest-bearing loans and borrowings	20	—	578,160
Provisions	21	—	41,403
Other		85,163	396

Total non-current liabilities		85,163	619,959

Total liabilities		1,649,859	4,127,324

Net assets		5,779,862	16,199,993

Equity
Contributed equity	22	56,559,039	56,559,039
Share-based payment reserves	22	1,726,182	1,316,454
Other reserves	22	(58,125)	(142,866)
Retained losses	22	(52,447,234)	(41,532,634)

Total equity		5,779,862	16,199,993

Metal Storm Limited
Consolidated Statement of Cash Flows (Australian Dollars)
For the Years Ended 31 December 2005 and 2004

		2005	2004
	Note	A$	A$

Cash Flows From Operating Activities
Receipts from customers		1,299,567	5,396,079
Contract revenue funding received		188,794	42,610
Payments to suppliers and employees		(13,205,669)	(17,006,485)
Interest and other costs of finance paid		(96,157)	(295,435)
Income tax refund – research & development		310,755	332,744
Other – GST received		261,451	293,832

Net cash flows used in operating activities	9	(11,241,259)	(11,236,655)

Cash Flows From Investing Activities
Purchase of property, plant and equipment		(104,292)	(257,325)
Proceeds from the disposal of discontinued operation	7	2,256,721	—
Purchase of intangible assets		(74,007)	(19,030)
Interest received		613,030	810,302
Purchase of available-for-sale financial assets		(8,633,480)	—
Proceeds from sale of available-for-sale financial assets		3,614,000	—
Purchase of other financial asset	13	—	(845,446)
Proceeds from other financial asset	13	857,536	—

Net cash flows used in investing activities		(1,470,492)	(311,499)

Cash Flows From Financing Activities
Proceeds from issues of equity securities		—	21,511,418
Share issue costs		—	(1,705,107)
Proceeds from exercise of options		—	3,007
Proceeds from borrowings		706,698	1,113,146
Repayment of borrowings		(2,466,723)	(2,319,393)

Net cash flows (used in)/from financing activities		(1,760,025)	18,603,071

Net movement in cash and cash equivalents		(14,471,776)	7,054,917
Net foreign exchange differences		(1,959)	—
Cash and cash equivalents at beginning of period		15,109,596	8,054,679

Cash and cash equivalents at end of period	9	635,861	15,109,596

Supplementary Information of Non-Cash Investing and Financing Activities
During 2005, the Company acquired no assets by way of capital lease (2004: $61,014).

Metal Storm Limited
Consolidated Statement of Changes in Equity (Australian Dollars)
For the Years Ended 31 December 2005 and 2004

		Share-
		based
	Issued	payment	Other	Retained	Total
	capital	reserves	reserves	losses	equity
	A$	A$	A$	A$	A$

At 1 January 2004	36,638,128	515,009	(22,883)	(28,428,507)	8,701,747
Currency translation differences	—	—	(119,983)	—	(119,983)
Share issue costs	(1,705,107)	—	—	—	(1,705,107)

Total income and expense for the year recognised directly in equity	(1,705,107)	—	(119,983)	—	(1,825,090)
Loss for the year	—	—	—	(13,104,127)	(13,104,127)

Total income/expense for the year	(1,705,107)	—	(119,983)	(13,104,127)	(14,929,217)

Exercise of options	3,007	—	—	—	3,007
Net increase in share-based payment reserves	—	801,445	—	—	801,445
Issue of share capital	21,511,418	—	—	—	21,511,418
Fair value of services paid for via issue of shares	111,593	—	—	—	111,593

At 31 December 2004	56,559,039	1,316,454	(142,866)	(41,532,634)	16,199,993

Net gains on available-for-sale financial assets	—	—	36,660	—	36,660
Currency translation differences	—	—	48,081	—	48,081

Total income and expense for the year recognised directly in equity	—	—	84,741	—	84,741
Loss for the year	—	—	—	(10,914,600)	(10,914,600)

Total income/expense for the year	—	—	84,741	(10,914,600)	(10,829,859)

Net increase in share-based payment reserves	—	409,728	—	—	409,728

At 31 December 2005	56,559,039	1,726,182	(58,125)	(52,447,234)	5,779,862

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars)
For the Years Ended 31 December 2005 and 2004
1. Going Concern
The consolidated financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business.
Key financial data for the Company for the financial years 2005 and 2004 is disclosed below:

	2005	2004
	A$	A$

Loss attributable to members of the parent	(10,914,600)	(13,104,127)
Cumulative losses from inception	(52,447,234)	(41,532,634)
Net cash flows used in operating activities	(11,241,259)	(11,236,655)
Cash including available-for-sale financial investments	5,692,001	15,109,596
Working capital	5,572,626	13,842,606
Shareholders’ equity	5,779,862	16,199,993
In order to meet the Company’s objectives to develop, manufacture and market commercial products effectively, the Company will require additional funding until such time that product sales are of sufficient volume to generate positive cash flows from operations. This has taken longer and has cost more than originally anticipated. Based on the expected levels of operating expenditures, in order to continue its operations, the Company will require additional sources of capital. Possible sources of funds are additional collaborative and research and development arrangements, strategic alliances, additional equity offerings, debt offerings and additional grants. While the Company has previously been successful in raising additional capital, there can be no assurance that it will be able to raise sufficient capital to continue its operations. If the Company is unsuccessful in its efforts to obtain sufficient financing to continue to fund its current operations, the Company will be required to significantly reduce or cease operations altogether. Accordingly, there exists a substantial doubt about the Company’s ability to continue as a going concern.
The Directors believe that the Company will succeed in securing additional funding in the near future. The Company has previously relied on the support of their shareholders and the investment community to provide equity funding to support their activities. The Directors are actively seeking further funding to allow the Company to continue to operate. In the Directors’ opinion, there are reasonable grounds to believe that such funding will continue to be available.
However, if such funding is unavailable, there is significant uncertainty as to whether the Company will continue as a going concern and, therefore may realise its assets and settle its liabilities at amounts different from those stated in the consolidated financial statements. As announced at the Company’s Annual General Meeting on April 28, 2006 an aggressive cost cutting program has been introduced which is expected to produce significant cost savings. Further cost saving strategies will be introduced if additional funding is not available.
In May 2006, the Company raised A$2.7 million, net of transaction costs, through a share purchase plan available only to shareholders resident in Australia and New Zealand. Refer to Note 27 for further information regarding capital raising activity subsequent to year end.
No adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Company not continue as a going concern.

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
2. Corporate Information
The accompanying consolidated financial statements of Metal Storm Limited for the year ended 31 December 2005 were originally authorised for issue in Australia in accordance with a resolution of the Directors on 16 March 2006.
Metal Storm Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Stock Exchange (trading code: MST) with American Depository Receipts (ADR’s) traded on the NASDAQ exchange in the United States of America (ticker symbol: MSTX).
The nature of the operations and principal activities of Metal Storm Limited are described in Note 4.

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
3. Summary of Significant Accounting Policies
(a) Basis of Preparation
The consolidated financial statements are general purpose financial statements, which have been prepared in accordance with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (“AIFRS”). The consolidated financial statements have also been prepared on a historical cost basis, except for available-for-sale financial assets that have been measured at fair value.
The consolidated financial statements are presented in Australian dollars.
(b) Statement of Compliance
The consolidated financial statements comply with Australian Accounting Standards, including AIFRS, which as applied by the Company also complies with International Financial Reporting Standards (‘IFRS’).
This is the first set of consolidated financial statements prepared based on AIFRS and comparatives for the year ended 31 December 2004 have been restated accordingly except for the adoption of AASB 132 (IAS 32) Financial Instruments: Disclosure and Presentation and AASB 139 (IAS 39) Financial Instruments: Recognition and Measurement. The Company has adopted the exemption under AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards from having to apply AASB 132 (IAS 32) and AASB 139 (IAS 39) to the comparative period.
Australian Accounting Standards that have recently been issued or amended but are not yet effective have not been adopted for the annual reporting period ending 31 December 2005:

Application
AASB		Nature of change to	date of	Application date
Amendment	Affected Standard(s)	accounting policy	Standard*	for Company
2005-1	AASB 139: Financial Instrument: Recognition and measurement (IAS 39)	No change to accounting policy required. Therefore no impact.	1 January 2006	1 January 2006

2005-5	AASB 1: First-time adoption of AIFRS (IFRS 1), AASB 139: Financial Instrument: Recognition and measurement (IAS 39)	No change to accounting policy required. Therefore no impact.	1 January 2006	1 January 2006

2005-6	AASB 3: Business Combinations (IAS 3)	No change to accounting policy required. Therefore no impact.	1 January 2006	1 January 2006

2005-10	AASB 132: Financial Instruments: Disclosure and Presentation (IAS 32), AASB 101: Presentation of Financial Statements (IAS 1),AASB 114:	No change to accounting policy required. Therefore no impact.	1 January 2007	1 January 2007
Segment Reporting (IAS 14), AASB 117: Leases (IAS 17), AASB 113: Earnings per Share (IAS 33), AASB 139: Financial Instrument: Recognition and measurement (IAS 39), AASB 1: First-time adoption of AIFRS (IFRS 1)

2006-1	AASB 121: The Effects of Changes in Foreign Exchange Rates (IAS 21)	No change to accounting policy required. Therefore no impact.	1 January 2006	1 January 2006

New Standard	AASB 7: Financial Instruments: Disclosures (IFRS 7)	No change to accounting policy required. Therefore no impact.	1 January 2007	1 January 2007

*	Application date is for the annual reporting periods beginning on or after the date shown in the above table.

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
3. Summary of Significant Accounting Policies (continued)
(b) Statement of Compliance (continued)
The following amendments are not applicable to the Company and therefore have no impact.

AASB	Affected
Amendment	Standard(s)
2005-2	AASB 1023 General Insurance Contracts

2005-4	AASB 139 Financial Instruments: Recognition and Measurement (IAS 39), AASB 132 Financial Instruments: Disclosure and Presentation (IAS 32), AASB 1 First-time adoption of AIFRS (IFRS 1), AASB 1023 General Insurance Contracts and AASB 1028 Life Insurance Contracts

2005-9	AASB 4 Insurance Contracts (IAS 4), AASB 1023 General Insurance Contracts, AASB 139 Financial Instruments: Recognition and Measurement and AASB 132 Financial Instruments: Disclosure and Presentation (IAS 32)

2005-12	AASB 1038 Life Insurance Contracts and AASB 1023 General Insurance Contracts

2005-13	AAS 25 Financial Reporting by Superannuation Plans
(c) Basis of Consolidation
The consolidated financial statements comprise the financial statements of Metal Storm Limited (‘the Company’) and its subsidiaries as at 31 December each year.
The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.
In preparing the consolidated financial statements all intercompany balances and transactions, income and expenses and profits and losses resulting from intra-company transactions have been eliminated in full.
Subsidiaries are fully consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is transferred out of the Company.
(d) Significant Accounting Judgements, Estimates and Assumptions
Significant accounting estimates and assumptions
The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:
Impairment of goodwill and intangibles with indefinite useful lives
The Company determines whether goodwill and intangibles with indefinite useful lives are impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash generating units to which the goodwill and intangibles with indefinite useful lives are allocated.
The assumptions used in this estimation of recoverable amount and the carrying amount of goodwill and intangibles with indefinite useful lives are discussed in Note 17.
Share-based payment transactions
The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined using a Black-Scholes model, using the assumptions detailed in Note 18.

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
3. Summary of Significant Accounting Policies (continued)
(e) Foreign Currency Translation
The functional currency of Metal Storm Limited (the parent), Metal Storm Inc. and Metal Storm USA is Australian dollars. The presentation currency of Metal Storm Limited is Australian dollars.
Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.
All differences in the consolidated financial statements are taken to the Income Statement.
The functional currency of ProCam Machine LLC is United States dollars.
As at the reporting date the assets and liabilities of ProCam Machine LLC are translated into the presentation currency of Metal Storm Limited at the closing exchange rate for the reporting period. The income statements are translated at the weighted average exchange rates for the period.
The exchange differences arising on translation are recognised as a separate component of equity.
On disposal of the subsidiary, or part thereof, the deferred cumulative amount recognised in equity is recognised in the Income Statement.
(f) Property, Plant and Equipment
Plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment losses.
Depreciation is calculated on a straight-line basis over the estimated useful life of the asset as follows:
Leased plant and equipment – over the lease term which ranges from 1 to 5 years
Plant and equipment – over 2.5 to 5 years
Derecognition and disposal
The assets’ residual values, useful lives and amortisation methods are reviewed and adjusted if appropriate at each financial year end.
An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use of disposal.
Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the Income Statement in the period the asset is derecognised.
Impairment
The carrying values of plant and equipment are reviewed for impairment at each reporting date with recoverable amount being estimated when events or changes in circumstances indicate the carrying value may be impaired.
The recoverable amount of plant and equipment is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs, unless the asset’s value in use can be estimated to be close to fair value.

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
3. Summary of Significant Accounting Policies (continued)
(f) Property, Plant and Equipment (continued)
Impairment (continued)
An impairment exists when the carrying value of an asset or cash generating unit exceeds its estimated recoverable amount. The asset or cash generating unit is then written down to its recoverable amount.
Impairment losses are recognised in the Income Statement in the facilities and equipment line item.
(g) Borrowing Costs
Borrowing costs are recognised as an expense when incurred.
(h) Goodwill
Goodwill acquired in a business combination is initially measured at cost being the excess of the cost of the business combination over the Company’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities.
Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.
Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.
As at the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination’s synergies.
Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. When the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised. When goodwill forms part of a cash-generating unit and an operation within that unit is disposed of, the goodwill associated with the operation disposed of is Included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.
Impairment losses recognised for goodwill are not subsequently reversed.
(i) Intangible Assets
Acquired both separately and from a business combination
Intangible assets acquired separately are capitalised at cost and from a business combination are capitalised at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and accumulated impairment losses. Internally generated intangible assets, excluding development costs, are not capitalised and expenditure is charged against profits in the year in which the expenditure is incurred.
The useful lives of these intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life is reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method, as appropriate, which is a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in profit or loss in the expense category consistent with the function of the intangible asset.
Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangibles are not amortised. The useful life of an intangible asset with an indefinite life is reviewed each reporting period to

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
3. Summary of Significant Accounting Policies (continued)
(i) Intangible Assets (continued)
determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for as a change in an accounting estimate and is thus accounted for on a prospective basis.
Research and development costs
Research costs are expensed as incurred. An intangible asset arising from development expenditure on an internal project is recognised only when the Company can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses. Any expenditure so capitalised is amortised over the period of expected benefits from the related project.
The carrying value of an intangible asset arising from development expenditure is tested for impairment annually when the asset is not yet available for use, or more frequently when an indication of impairment arises during the reporting period.
A summary of the policies applied to the Company’s intangible assets is as follows:

Policy	Software
Useful life	Finite
Amortisation method used	Depreciated over useful life
Internally generated or acquired	Acquired
Impairment testing	Annually where an indicator of impairment exists
Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the Income Statement when the asset is derecognised.
(j) Impairment of assets
The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.
In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to continuing operations are recognised in those expense categories consistent with the nature of the impaired asset unless the asset is carried at revalued amount (in which case the impairment loss is treated as a revaluation decrease).
An assessment is also made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
3. Summary of Significant Accounting Policies (continued)
(j) Impairment of assets (continued)
loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.
(k) Investments and Other Financial Assets
The Company has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for investments and other financial assets applicable for the years ending 31 December 2005 and 31 December 2004.
Accounting policies applicable for the year ending 31 December 2005
Financial assets in the scope of AASB 139 Financial Instruments: Recognition and Measurement are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale investments, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transactions costs. The Company determines the classification of its financial assets after initial recognition and, when allowed and appropriate, re-evaluates this designation at each financial year-end.
(i) Financial assets at fair value through profit or loss
Financial assets classified as held for trading are included in the category ‘financial assets at fair value through profit or loss’. Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on investments held for trading are recognised in profit or loss.
(ii) Held-to-maturity investments
Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Company has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification. Investments that are intended to be held-to-maturity, such as bonds, are subsequently measured at amortised cost. This cost is computed as the amount initially recognised minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between the initially recognised amount and the maturity amount. This calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. For investments carried at amortised cost, gains and losses are recognised in profit or loss when the investments are derecognised or impaired, as well as through the amortisation process.
(iii) Available-for-sale investments
Available-for-sale investments are those non-derivative financial assets that are designated as available-for-sale or are not classified as any of the preceding categories. After initial recognition available-for sale investments are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is recognised in profit or loss.

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
3. Summary of Significant Accounting Policies (continued)
(l) Inventories
Inventories are valued at the lower of cost and net realisable value.
Costs incurred in bringing each product to its present location and condition are accounted for as follows: Raw materials – purchase cost on a first-in, first-out basis;
Finished goods and work-in-progress – cost of direct materials and labour and a proportion of manufacturing overheads based on normal operating capacity but excluding borrowing costs.
Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.
(m) Trade and Other Receivables
The Company has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for trade and other receivables applicable for the years ending 31 December 2005 and 31 December 2004. There was no impact to the consolidated financial statements as a result of this change.
Accounting policies applicable for the year ending 31 December 2005
Trade receivables, which generally have 30-90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.
An allowance for doubtful debts is made when there is objective evidence that the Company will not be able to collect the debts. Bad debts are written off when identified.
Accounting policies applicable for the year ending 31 December 2004
Trade receivables were recognised and carried at original invoice amount less a provision for any uncollectible debts. An estimate for doubtful debts was made when collection of the full amount was no longer probable. Bad debts were written off as incurred.
(n) Cash and Cash Equivalents
Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.
For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.
(o) Interest-bearing Loans and Borrowings
The Company has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for interest-bearing loans and borrowings applicable for the years ending 31 December 2005 and 31 December 2004. There was no impact to the consolidated financial statements as a result of this change.
Accounting policies applicable for the year ending 31 December 2005
All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.
After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method.

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
3. Summary of Significant Accounting Policies (continued)
(o) Interest-bearing Loans and Borrowings (continued)
Gains and losses are recognised in profit or loss when the liabilities are derecognised.
Accounting policies applicable for the year ending 31 December 2004
All loans were measured at the principal amount. Interest was recognised as an expense as it accrued.
Bills of exchange and promissory notes were carried at the principal amount plus deferred interest.
(p) Provisions
Provisions are recognised when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.
Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the Income Statement net of any reimbursement.
If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the risks specific to the liability.
When discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.
(q) Employee Leave Benefits
Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees’ services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.
(r) Share-based Payment Transactions
The Company provides benefits to employees (including directors) of the Company in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (‘equity-settled transactions’).
The Company currently provide these benefits through:
(i)	options issued to executives and employees as part of a remuneration package issued in accordance with the power contained in the Company’s constitution, and

(ii)	the Employee Share Option Plan (ESOP).
The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined using a Black-Scholes model, further details of which are given in Note 18.
In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Metal Storm Limited (‘market conditions’).

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
3. Summary of Significant Accounting Policies (continued)
(r) Share-based Payment Transactions (continued)
The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (‘vesting date’).
The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the Directors of the Company, will ultimately vest. This opinion is formed based on the best available information at balance date. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.
No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition.
Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any Increase in the value of the transaction as a result of the modification, as measured at the date of modification.
Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.
The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share (see Note 8).
The Company has applied the requirements of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards in respect of equity-settled awards and has applied AASB 2 Share-Based Payments only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005.
Transfers of an entity’s equity instruments by its shareholders to parties that have supplied goods or services to the entity (including employees) are considered share-based payments. These instruments are measured at the fair value of goods or services received. Where the fair value of the goods or services can not be reliably measured the Company measures the fair value of the equity instruments granted.
(s) Leases
The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.
Finance leases, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised as an expense in profit or loss.
Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term.
Operating lease payments are recognised as an expense in the Income Statement on a straight-line basis over the lease term. Lease incentives are recognised in the Income Statement as an integral part of the total lease expense.

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
3. Summary of Significant Accounting Policies (continued)
(t) Revenue Recognition
Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:
Sale of goods
Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and can be measured reliably. Risks and rewards are considered passed to the buyer at the time of delivery of the goods to and acceptance by the customer, and collectibility of the selling price is reasonably assured.
Rendering of services
Revenue is recognised when key milestones or deliverables specified within each agreement are achieved and accepted by all parties to the agreement, no performance obligation with respect to the milestone or deliverable remains, the arrangement fee is fixed, and collectibility is reasonably assured.
Interest
Revenue is recognised as the interest accrues.
(u) Government Grants
Government grants are recognised when there is reasonable assurance that the grant will be received and all attaching conditions have been complied with.
When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.
Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the Income Statement over the expected useful life of the relevant asset by equal annual instalments.
(v) Income Tax
Deferred Income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.
Deferred income tax liabilities are recognised for all taxable temporary differences:
•	except where the deferred income tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.
Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised:

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
3. Summary of Significant Accounting Policies (continued)
(v) Income Tax (continued)
•	except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.
The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred Income tax asset to be utilised.
Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.
Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.
Income taxes relating to items recognised directly in equity are recognised in equity and not in the Income Statement.
Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.
(w) Other Taxes
Revenues, expenses and assets are recognised net of the amount of GST except:
• where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
• receivables and payables are stated with the amount of GST included.
The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.
Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.
Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.
(x) Financial Instruments Issued by the Company
Transaction Costs on the Issue of Equity Instruments
Transaction costs arising on the issue of equity instruments are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
3. Summary of Significant Accounting Policies (continued)
(x) Financial Instruments Issued by the Company (continued)
Interest and Dividends
Interest and dividends are classified as expenses or as distributions of profit consistent with the balance sheet classification of the related debt or equity instruments or component parts of compound instruments.
(y) Technology Development
Expenditure by third parties to model and further develop the existing Metal Storm technology has not been recognised as an asset. This expenditure is not administered by the Company; however, the Company retains the ownership of key elements of the intellectual property that is produced by these programs.
(z) AASB 1 transitional exemption
The Company has made its election in relation to the transitional exemptions allowed by AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards as follows:
Business combinations
AASB 3 Business Combinations was not applied retrospectively to past business combinations (i.e. business combinations that occurred before the date of transition to AIFRS).
Share-based payment transactions
AASB 2 Share-Based Payments is applied only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005.
Exemption from the requirement to restate comparative information for AASB 132 and AASB 139
The Company has elected to adopt this exemption and has not applied AASB 132 Financial Instruments: Presentation and Disclosure and AASB 139 Financial Instruments: Recognition and Measurement to its comparative information.
The effect of the changes in AASB 132 and AASB 139 have been considered and there is no financial impact on the comparative information contained in the financial statements.
(aa) Change in Financial Statement Basis and Presentation Currency
Historically, the Company has prepared its financial statements for inclusion in its annual report on Form 20-F in U.S. dollars and in accordance with accounting principles generally accepted in the United States (USGAAP).
In 2005, the Company has presented its financial statements in Australian dollars and in accordance with Australian Equivalents to International Financial Reporting Standards (AIFRS) which as applied by the Company also complies with International Financial Reporting Standards (IFRS) and interpretations adopted by the International Accounting Standards Board.
The reconciliation and explanation of the significant difference between AIFRS and USGAAP is contained in notes 30, 31 and 32 of this report.
(bb) Comparative Amounts
Certain balances have been reclassified in order to comply with the presentation adopted in the current year.

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
4. Segment Information
The Company operates in research and development of ballistics technology. Geographically, the Company operates in two predominant segments being Australia and the United States.
The Company’s primary reporting format is business segments.
The operating businesses are organised and managed as one business unit.
Business segments
The following tables present revenue and profit information and certain asset and liability information regarding business segments for the years ended 31 December 2005 and 2004.

	Research &	Discontinued
	Development	Operation	Elimination	Consolidated
	A$	A$	A$	A$

2005
Revenue
Sales to customers outside the economic entity	230,743	1,287,223		1,517,966

Total segment revenue	230,743	1,287,223		1,517,966
Non-segment revenue
Interest revenue	599,902	3,047	—	602,949

Total consolidated revenue	830,645	1,290,270	—	2,120,915

Result
Segment results	(15,811,766)	(1,541,729)	6,197,640	(11,155,855)
Unallocated expenses	(310,908)	—	—	(310,908)

Profit/(loss) before tax and finance costs	(16,122,674)	(1,541,729)	6,197,640	(11,466,763)
Finance costs	(35,496)	(60,661)	—	(96,157)

Profit/(loss) before income tax	(16,158,170)	(1,602,390)	6,197,640	(11,562,920)
Income tax benefit	648,320	—		648,320

Net loss for the year	(15,509,850)	(1,602,390)	6,197,640	(10,914,600)

Assets and liabilities
Segment assets	7,900,790	25,731	(496,800)	7,429,721
Segment liabilities	13,127,206	3,592,079	(15,069,426)	1,649,859

Other segment information
Capital expenditure	104,292	—	—	104,292
Depreciation	(69,686)	(141,859)	—	(211,545)
Amortisation	(48,214)	—	—	(48,214)

Cash flow information
Net cash flow from operating activities	(10,352,652)	(888,607)	—	(11,241,259)
Net cash flow from investing activities	(3,727,214)	2,256,722	—	(1,470,492)
Net cash flow from financing activities	(75,865)	(1,684,160)	—	(1,760,025)

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
4. Segment Information (continued)
Business segments (continued)

	Research &	Discontinued
	Development	Operation	Elimination	Consolidated
	A$	A$	A$	A$

2004
Revenue
Sales to customers outside the economic entity	42,636	5,309,298	(77,294)	5,274,640
Other revenue	—	14,099	—	14,099

Total segment revenue	42,636	5,323,397	(77,294)	5,288,739
Non-segment revenue
Interest revenue	794,565	15,737	—	810,302

Total consolidated revenue	837,201	5,339,134	(77,294)	6,099,041

Result
Segment results	(17,631,138)	(1,252,663)	6,216,902	(12,666,899)
Unallocated expenses	(474,537)	—	—	(474,537)

Profit/(loss) before tax and finance costs	(18,105,675)	(1,252,663)	6,216,902	(13,141,436)
Finance costs	(43,568)	(342,041)	90,174	(295,435)

Profit/(loss) before tax	(18,149,243)	(1,594,704)	6,307,076	(13,436,871)
Income tax benefit	332,744	—	—	332,744

Net loss for the year	(17,816,499)	(1,594,704)	6,307,076	(13,104,127)

Assets and liabilities
Segment assets	19,082,535	4,649,742	(3,404,960)	20,327,317
Segment liabilities	9,426,925	6,354,788	(11,654,389)	4,127,324

Other segment information
Capital expenditure	107,400	149,925	—	257,325
Depreciation	(98,341)	(349,479)	—	(447,820)
Amortisation	(16,953)	—	—	(16,953)

Cash flow information
Net cash flow from operating activities	(9,982,762)	(1,253,893)	—	(11,236,655)
Net cash flow from investing activities	683,872	(995,371)	—	(311,499)
Net cash flow from financing activities	16,140,488	2,462,583	—	18,603,071

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
4. Segment Information (continued)
Geographic Segment
The Company’s geographical segments are determined based on the location of the Company’s assets.
The following tables present revenue, expenditure and certain asset information regarding geographical segments for the years ended 31 December 2005 and 2004.

		North
	Australia	America	Elimination	Consolidated
	A$	A$	A$	A$

2005
Revenue
Sales to customers outside the economic entity	—	1,517,966		1,517,966
Other revenue	597,650	5,299		602,949
Less revenue attributable to discontinued operations	—	(1,290,270)		(1,290,270)

Revenue from continued operations	597,650	232,995		830,645

Total segment revenue	597,650	232,995		830,645

Other segment information
Segment assets	7,388,239	538,282	(496,800)	7,429,721
Capital expenditure	26,227	78,065		104,292

2004
Revenue
Sales to customers outside the economic entity	—	5,351,934	(77,294)	5,351,934
Other revenue	793,065	31,336	—	824,401
Less revenue attributable to discontinued operations	—	(5,261,840)	—	(5,261,840)

Revenue from continued operations	793,065	121,430	(77,294)	837,201

Total segment revenue	793,065	121,430	(77,294)	837,201

Other segment information
Segment assets	18,379,503	5,352,774	(3,404,960)	20,327,317
Capital expenditure	54,348	202,977	—	257,325

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
5. Revenue and Expenses from Continuing Operations

			2005	2004
			A$	A$

(a	)	Revenue
		Contract revenue	230,743	42,636
		Interest revenue	599,902	794,565

			830,645	837,201

(b	)	Employee benefits expense
		Wages & salaries	(3,089,934)	(2,502,161)
		Termination payments	(500,000)	(375,458)
		Superannuation	(126,187)	(79,109)
		Share-based payments expense	(409,728)	(277,779)
		Directors’ fees	(310,908)	(474,537)
		Fringe benefits tax	(31,883)	(42,415)

			(4,468,640)	(3,751,459)

(c	)	Lease payments included in the Income Statement in:
		Facilities and equipment	(370,311)	(212,672)
		Communication and technology	(71,506)	(35,356)

(d	)	Finance Costs
		Interest expense	(35,496)	(43,568)

(e	)	Depreciation, impairment and foreign exchange differences
		Depreciation	(69,686)	(68,341)
		Amortisation	(48,214)	(16,953)
		Impairment of goodwill	—	(1,834,152)
		Unrealised net foreign exchange difference	(785)	1,378
		Realised net foreign exchange difference	(26,237)	7,307

6. Income Tax
The major components of income tax benefit are:
Income Statement

Current income tax
Current income tax benefit	(648,320)	(332,744)

Income tax benefit reported in the Income Statement	(648,320)	(332,744)

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
6. Income Tax (continued)
A reconciliation between tax benefit and the product of accounting loss before income tax multiplied by the Group’s applicable income tax rate is as follows:

	2005	2004
	A$	A$

Accounting loss before income tax from continuing operations	(9,960,530)	(11,921,112)
Loss before tax from discontinued operation	(1,602,390)	(1,515,759)

Accounting loss before income tax	(11,562,920)	(13,436,871)

At the Group’s statutory income tax rate of 30% (2004: 30%)	(3,468,876)	(4,031,061)
Other tax adjustments	166,182	978,240
Research & development — accounting expense add back	266,774	66,549
Research & development — current year tax offset	(337,565)	—
Research & development — prior year tax offset	(310,755)	(332,744)
Unrecognised tax losses	3,035,920	2,986,273

	(648,320)	(332,744)

Income tax benefit reported in the consolidated Income Statement	(648,320)	(332,744)
Income tax attributable to discontinued operation	—	—

	(648,320)	(332,744)

	Balance sheet
	2005	2004
	A$	A$

Deferred income tax
Deferred income tax at 31 December relates to the following:

CONSOLIDATED

Deferred tax assets
Provision — investment in ProCam Machine LLC	575,216	575,216
Sundry creditors and accruals	55,230	—
Employee entitlements	42,040	84,521
Asset retirement obligation	13,508	—
Deferred rent	25,549	—
S40-880 costs	388,848	520,835
Patent costs	964,569	959,026
Losses available for offset against future taxable income	12,915,808	9,879,887

Gross deferred income tax assets	14,980,768	12,019,485

Deferred tax assets not recognisable	(14,980,768)	(12,019,485)

Deferred tax income/(expense)	—	—

Movement in the deferred tax assets not recognisable

	2005	2004
	A$	A$

Deferred tax assets not recognisable at 1 January 2005	(12,019,485)	(7,872,311)
Increase in unrecognised tax losses	(3,035,920)	(2,986,273)
Decrease in deferred tax assets	74,637	(1,160,901)
Deferred tax assets utilised	—

Deferred tax assets not recognisable at 31 December 2005	(14,980,768)	(12,019,485)

The valuation allowance increased by A$2,961,283 and $4,147,174 for the years ended 31 December 2005 and 2004, respectively.

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
6. Income Tax (continued)
Tax Loss Carryforwards

	2005	2004
	A$	A$

Australian	26,992,992	23,466,147
United States — federal	13,124,360	7,461,428
United States — state	9,160,116	5,153,678

Total tax loss carryforwards	49,277,468	36,081,253

The Company has U.S. federal and state net operating loss carryforwards of approximately A$13,124,360 and A$9,160,116 which expire at various dates through 2025 and 2010, respectively.
The Company has tax losses arising in Australia of $26,992,992 (2004: $23,466,147) that are available indefinitely for offset against future taxable profits of the companies in which the losses arose, subject to satisfying the relevant income tax loss carry forward rules.
7. Discontinued Operation
The Company announced on 25 May 2005, that it had entered into a formal agreement to sell the ProCam Machine LLC (“ProCam”) business to Monroe Machined Products Inc. (“MMP”) of Seattle, Washington. The sale was completed on 1 June 2005. Under the terms of the sale agreement, MMP paid $2,256,721 for the fixed assets, current order book, inventory and the net of accounts receivable and accounts payable of ProCam. An additional amount of $65,615 was retained in trust contingent on the satisfaction of the conditions of the agreement. This amount has subsequently been paid to MMP.
The decision to sell ProCam was made to release valuable cash resources and management time to support the Company’s main focus in commercialising Metal Storm’s 40mm weapons system.
The results of ProCam for the period have been presented below:

	2005	2004
	A$	A$
Revenue	1,290,270	5,261,840
Expenses	(2,831,999)	(6,525,732)

Gross loss	(1,541,729)	(1,263,892)
Finance costs	(60,661)	(251,867)

Net loss attributable to discontinued operation	(1,602,390)	(1,515,759)

Earnings per share (cents per share):

Basic and diluted from discontinued operation	(0.31)	(0.31)

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
7. Discontinued Operation (continued)
The major classes of assets and liabilities of ProCam measured at the lower of carrying amount and fair value less costs to sell at 31 December are as follows:

	2005	2004
	A$	A$

Assets
Cash and cash equivalents	—	316,045
Trade and other receivables	23,373	393,596
Inventory	—	250,981
Property plant and equipment	—	2,753,319
Other	2,358	876,085

Total Assets	25,731	4,590,026
Liabilities
Trade and other payables	17,175	474,970
Interest bearing liabilities	—	1,684,160
Provisions	146,594	55,229

Total Liabilities	163,769	2,214,359

Net Assets/(Liabilities)	(138,038)	2,375,667

The net cash flows incurred by ProCam are as follows:

Operating	(888,607)	(1,253,893)
Investing	2,256,722	(995,371)
Financing	(1,684,160)	2,462,583

Net cash inflow/(outflow)	(316,045)	213,319

Details of disposal of ProCam are as follows:
Book value of the assets sold at 1 June 2005:

2005
A$
Accounts Receivable	360,812
Inventory	456,510
Property, plant and equipment	2,212,631
Accounts payable	(77,946)
Accrued property tax	(36,681)

Net assets attributable to discontinued operation	2,915,326

Consideration received as cash and cash equivalents	2,256,721

Loss on sale of the assets and liabilities	(658,605)

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
8. Earnings per Share
Basic earnings per share amounts are calculated by dividing net loss for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.
Diluted earnings per share is the same as basic earnings per share as the Company is in losses. As a result, the inclusion of the Company’s options in the diluted earnings per share calculation would be anti-dilutive and are therefore not considered.
The following reflects the income and share data used in the total operations basic and diluted earnings per share computations:

	2005	2004
	A$	A$
Net loss attributable to ordinary equity holders of the parent from continuing operations	(9,312,210)	(11,588,368)
Net loss attributable to ordinary equity holders of the parent from discontinued operation	(1,602,390)	(1,515,759)

Net loss attributable to ordinary equity holders of the parent (used in calculating basic and diluted earnings per share)	(10,914,600)	(13,104,127)

	Number	Number
Weighted average number of ordinary shares for basic and diluted earnings per share	521,970,978	500,886,725

There have been no other transactions involving ordinary shares since the reporting date and before the completion of these financial statements.

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
9. Cash and Cash Equivalents

	2005	2004
	A$	A$

Cash at bank and in hand	635,861	1,109,596
Short term deposits	—	14,000,000

	635,861	15,109,596

Cash at bank and in hand earns interest at floating rates based on daily bank deposit rates.
Short term deposits are made for varying periods of between one day and one month depending on the immediate cash requirements of the Company and earn interest at the respective short-term deposit rates.
At 31 December 2004, the Company had a line of credit facility for $829,889 with an interest rate of 5.5%. There were no similar facilities at 31 December 2005.
Reconciliation to Cash Flow Statement
For the purposes of the Cash Flow Statement, cash and cash equivalents comprise the following at 31 December:

Cash at bank and in hand	635,861	1,109,596
Short term deposits	—	14,000,000

	635,861	15,109,596

Reconciliation from the net loss after tax to the net cash flows from operations

Net Loss	(10,914,600)	(13,104,127)
Adjustments for:
Depreciation and amortisation	259,759	464,773
Net loss on disposal of discontinued operation	658,605	—
Foreign exchange (gains)/losses	27,022	(19,694)
Impairment loss on investment	—	1,834,152
Fair value of services paid for via issue of options	409,728	801,445
Fair value of services paid for via issue of shares	—	111,595
Inventory provision movements	—	(90,415)
Interest revenue	(602,949)	(810,302)

Changes in assets and liabilities:
(Increase)/decrease in trade and other receivables	(412,492)	106,607
(Increase)/decrease in inventories	250,982	97,355
(Increase)/decrease in prepayments	(255,129)	11,578
(Decrease)/increase in trade and other payables	(700,396)	(484,279)
(Decrease)/increase in provisions	(55,049)	(155,343)
(Decrease)/increase in other current liabilities	93,260	—

Net cash from operating activities	(11,241,259)	(11,236,655)

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
10. Available-for-sale Financial Investments

	2005	2004
	A$	A$

Securities — Fair value	5,056,140	—
Available-for-sale financial investments consist of fixed interest securities.
These securities have a maturity date ranging from one to six years from the purchase date. The Company does not intend to hold the securities until maturity. Interest is paid quarterly in arrears and the securities can be redeemed upon three days notice.
11. Trade and Other Receivables

Current
Trade receivables	(i)	98,532	377,057
Goods and services tax — recoverable		107,564	70,824
Interest receivable		17,695	33,740
Income tax receivable		337,565	—
Other		88,167	107,342
Provision for doubtful debts	(ii)	(27,750)	—

		621,773	588,963
Related party receivables:	(iii)
Key management personnel		13,436	1,225

		635,209	590,188

Non-current
Other		8,832	3,397

(i)	Trade receivables are non-interest bearing and are generally on 30 day terms.

(ii)	Provision for doubtful debts is determined by assessing evidence as to the recoverability of each debt.

(iii)	For terms and conditions relating to related party receivables refer to Note 26 and Note 29(h).
Movements in provision for doubtful debts for the years 2005 and 2004 are shown below.

Balance at 1 January	—	—
Arising during year	27,750	—
Utilised during year	—	—

Balance at 31 December	27,750	—

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
12. Inventories

	2005	2004
	A$	A$

Raw materials (at cost)	—	48,328
Work-in-progress (at cost)	—	161,154
Finished goods	—	115,303
Provision for diminution in value	—	(73,803)

	—	250,982

Movements in provision for diminution in stock value for the years 2005 and 2004 are shown below.

Balance at 1 January	73,803	—
Arising during year	—	86,606
Utilised during year	(73,803)	(12,803)

Balance at 31 December	—	73,803

13. Other Financial Assets
Current

Short term deposit	—	845,446

This amount represents US $650,000 security for ProCam Machine LLC letter of credit facility which has since been discharged.
14. Interests in Controlled Entities

	Country of	Percentage of equity held
	Incorporation	by the consolidated entity		Investment
		2005	2004	2005	2004
Metal Storm Inc.	USA	49%	49%	2,920	2,920
ProCam Machine LLC	USA	100%	100%	—	—
Metal Storm USA Limited	USA	100%	100%	—	—
Digigun LLC	USA	100%	100%	—	—
The structure of Metal Storm Inc. allows the Company to bid directly on US defence projects under the Small Business Innovation Research (SBIR) program as the ‘prime’ contractor, thus enabling revenue flows directly into the Company. To be compliant with the requirements of the US Department of Defence, it was necessary to create Metal Storm Inc. as a 49% owned entity by Metal Storm Limited, and place the other 51% in trust for the benefit of Metal Storm Inc.’s US resident employees. For the purposes of financial reporting, Metal Storm continues to control Metal Storm Inc. and consolidates 100% of the assets and liabilities of this subsidiary.

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
15. Property, Plant and Equipment

	2005	2004
	A$	A$

Leasehold improvements
At 1 January, net of accumulated depreciation	35,059	19,805
Additions	726	28,991
Depreciation charge for the year	(15,715)	(13,737)

At 31 December, net of accumulated depreciation	20,070	35,059

At 1 January
Cost	62,658	33,667
Accumulated depreciation	(27,599)	(13,862)

Net carrying amount	35,059	19,805

At 31 December
Cost	63,384	62,658
Accumulated depreciation	(43,314)	(27,599)

Net carrying amount	20,070	35,059

Plant and equipment
At 1 January, net of accumulated depreciation	2,912,745	3,270,967
Additions	103,566	228,334
Attributable to discontinued operation	(2,608,922)	—
Depreciation charge for the year	(195,830)	(434,083)
Exchange adjustment	—	(152,473)

At 31 December, net of accumulated depreciation	211,559	2,912,745

At 1 January
Cost	4,021,626	3,945,765
Accumulated depreciation	(1,108,881)	(674,798)

Net carrying amount	2,912,745	3,270,967

At 31 December
Cost	492,216	4,021,626
Accumulated depreciation	(280,657)	(1,108,881)

Net carrying amount	211,559	2,912,745

Total property, plant and equipment
At 1 January, net of accumulated depreciation	2,947,804	3,290,772
Additions	104,292	257,325
Attributable to discontinued operation	(2,608,922)	—
Depreciation charge for the year	(211,545)	(447,820)
Exchange adjustment	—	(152,473)

At 31 December, net of accumulated depreciation	231,629	2,947,804

At 1 January
Cost	4,084,284	3,979,432
Accumulated depreciation	(1,136,480)	(688,660)

Net carrying amount	2,947,804	3,290,772

At 31 December
Cost	555,600	4,084,284
Accumulated depreciation	(323,971)	(1,136,480)

Net carrying amount	231,629	2,947,804

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
15. Property, Plant and Equipment (continued)
All property, plant and equipment is depreciated on a straight line basis over its useful life and assessed for impairment annually.
No impairment loss on property, plant and equipment was charged to the Income Statement for 2005 or 2004.
The carrying value of plant and equipment held under finance leases and hire purchase contracts at 31 December 2005 is $nil (2004: $1,339,390).
16. Intangible Assets and Goodwill

	2005	2004
	A$	A$

Software
At 1 January, net of accumulated amortisation	26,145	24,068
Additions	74,007	19,030
Amortisation charge for the year	(48,214)	(16,953)

At 31 December, net of accumulated amortisation	51,938	26,145

At 1 January
Cost	48,882	29,852
Accumulated amortisation	(22,737)	(5,784)

Net carrying amount	26,145	24,068

At 31 December
Cost	122,889	48,882
Accumulated amortisation	(70,951)	(22,737)

Net carrying amount	51,938	26,145

Goodwill
At 1 January, net of accumulated impairment	—	1,631,412
Additions	—	202,740
Impairment loss	—	(1,834,152)

At 31 December, net of accumulated impairment	—	—

At 1 January
Cost	1,861,726	1,658,986
Accumulated amortisation	(27,574)	(27,574)
Accumulated impairment losses	(1,834,152)	—

Net carrying amount	—	1,631,412

At 31 December
Cost	1,861,726	1,861,726
Accumulated amortisation	(27,574)	(27,574)
Accumulated impairment losses	(1,834,152)	(1,834,152)

Net carrying amount	—	—

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
16. Intangible Assets and Goodwill (continued)

	2005	2004
	A$	A$

Total Intangibles
At 1 January, net of accumulated amortisation and impairment	26,145	1,655,480
Additions	74,007	221,770
Impairment loss	—	(1,834,152)
Amortisation charge for the year	(48,214)	(16,953)

At 31 December, net of accumulated amortisation and impairment	51,938	26,145

At 1 January
Cost	1,910,608	1,688,838
Accumulated amortisation	(50,311)	(33,358)
Accumulated impairment losses	(1,834,152)	—

Net carrying amount	26,145	1,655,480

At 31 December
Cost	1,984,615	1,910,608
Accumulated amortisation	(98,525)	(50,311)
Accumulated impairment losses	(1,834,152)	(1,834,152)

Net carrying amount	51,938	26,145

All capitalised software represents externally acquired software with a useful life of between 2 and 5 years amortised on a straight line basis.
17. Impairment Testing of Goodwill
No impairment loss was recognised in the financial statements for the year ended 31 December 2005. For the year ended 31 December 2004, an impairment loss of $1,834,152.
The consolidated impairment loss represents impairment of goodwill which was allocated solely to ProCam Machine LLC (ProCam) which is a single cash generating unit and its own business segment (manufacturing) of the Company.
An impairment test was performed at 1 January 2004 in accordance with the accounting standards requirements that assets be tested for impairment on the date of the entities transition to AIFRS. At 30 June 2004 and 31 December 2004 an impairment test was triggered by ProCam posting results outside management’s expectations.
The recoverable amount of ProCam was determined by assessing its fair value less costs to sell. Fair value was determined using a discounted cash flow calculation using management’s cash flow forecasts for a period of two years.
At 30 June 2004 management reassessed the projected future cash flows of ProCam. These projections included expected cost savings from management initiatives, and anticipated revenue. Based on these projections, recoverable amount was in excess of carrying value and no impairment loss was recognised.
At 31 December 2004, management reassessed the estimated future cash flows of ProCam and based on the results of the six months prior and current business outlook determined that ProCam would not generate sufficient cash flows in the reasonable foreseeable future. Management determined the recoverable amount of the cash generating unit was zero based on fair value of liabilities in excess of fair value of assets at the date of assessment. As such the full balance of goodwill ($1,834,152) was impaired in the consolidated results.

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
17. Impairment Testing of Goodwill (continued)
The pre-tax discount rate applied to the cash flow projections was 14% based on management’s assessment of market rates for investments of similar expected cash flows and risk. The growth rate used to extrapolate cash flow projections was 3%.
18. Share-based Payment Plans
Options Issued under the Constitution
The Board issues options not pursuant to the Employee Share Option Plan as part of executive and senior employee remuneration packages. Inclusion of options as part of a remuneration package is at the absolute discretion of the Board. Each employment contract contains the specific details of the employees’ entitlement to options issued in this matter. Specifically the number of options the employee is entitled to, the exercise price, the vesting date and the expiry date of the options are all outlined in the employee contract.
The exercise price shall not be less than the market price of the Company’s shares on the date of signing the employment contract. The aggregate number of shares subject to options shall not exceed 5% of the Company’s shares then on issue. There are also individual limits on the number of options, which may be granted to employees.
An option shall lapse upon expiry of the exercise period.
The fair value of employee benefits are estimated at the date of grant using the Black-Scholes model. The following inputs were used in determining the value of options.
Expected volatility — calculated using historical information for a period equivalent to the expected life of the option dated back from the grant date of the options. This has a range between 54% and 72% depending on grant date and expected life of the options.
Risk-free interest rate — based on the implied yield on zero coupon Australian Government bonds with a maturity equal to the expected life of the option.
Expected life of the option — Range from four to eight years determined by the terms of the option agreement and managements’ assessment of when the option will be exercised.
Option exercise price — $0.40.
Share price — share price at grant date of the option.
The following table illustrates the number (No.) and weighted average exercise price (WAEP) of share options issued under the constitution.

			2005			2004
			No.	WAEP		No.	WAEP
Outstanding at the beginning of the year	(i	)	12,399,353	0.28	(ii)	7,532,165	0.31
Granted during the year			3,268,750	0.40		6,042,188	0.44
Exercised during the year			—	—		—	—
Expired during the year			(204,165)	0.87		(1,175,000)	1.28

Outstanding at the end of the year			15,463,938	0.30		12,399,353	0.28

Exercisable at the end of the year			10,113,938	0.32		7,105,603	0.46

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
18. Share-based Payment Plans (continued)
(i)	Included in this balance are options over 11,651,438 shares for which an expense has not been recognised in accordance with AASB 2 as the options were granted on or before 7 November 2002 or vest prior to 1 January 2005. These options have not subsequently been modified and therefore do not need to be accounted for in accordance with AASB 2.

(ii)	An additional 350,000 options were recognised upon transition to AIFRS on 1 January 2004.
The outstanding balance at 31 December is represented by:

	Exercise Price
Expiry Date	(A$)	2005 No.	2004 No.

9 April 2005	1.162	—	31,250
25 June 2005	1.162	—	50,000
3 September 2005	0.400	—	25,000
8 October 2005	1.162	—	31,250
17 October 2005	0.556	—	16,665
8 January 2006	1.162	62,500	62,500
3 March 2006	0.400	55,000	55,000
4 June 2006	1.162	62,500	62,500
3 September 2006	0.556	12,500	12,500
3 September 2006	1.162	62,500	62,500
19 October 2006	0.400	118,000	118,000
31 October 2006	0.400	500,000	500,000
31 October 2006	0.556	12,500	12,500
31 December 2006	0.556	25,000	25,000
6 February 2007	0.556	12,500	12,500
14 April 2007	0.556	12,500	12,500
14 September 2007	0.556	12,500	12,500
14 December 2007	0.556	12,500	12,500
31 December 2007	0.400	6,250	6,250
31 March 2008	0.556	12,500	12,500
4 June 2008	0.388	5,000	5,000
30 June 2008	0.556	12,500	12,500
30 September 2008	0.556	12,500	12,500
31 December 2008	0.556	12,500	12,500
14 January 2009	0.400	125,000	125,000
2 February 2009	0.400	100,000	100,000
16 February 2009	0.400	14,438	14,438
24 February 2009	0.400	81,250	81,250
10 March 2009	0.400	8,250	8,250
31 March 2009	0.400	62,500	62,500
31 March 2009	0.556	—	12,500
5 April 2009	0.400	29,500	29,500
14 April 2009	0.400	1,100,000	1,100,000
10 May 2009	0.400	25,000	25,000
8 June 2009	0.400	25,000	25,000
21 June 2009	0.400	3,225,000	3,225,000
21 June 2009	1.100	40,000	40,000
21 June 2009	1.150	200,000	200,000
30 June 2009	0.400	62,500	62,500
30 June 2009	0.556	—	12,500
5 July 2009	0.400	75,000	75,000
14 July 2009	0.400	125,000	125,000
4 September 2009	0.400	31,250	31,250
30 September 2009	0.400	62,500	62,500
30 September 2009	0.556	—	12,500
14 October 2009	0.400	125,000	125,000
24 November 2009	0.400	6,250	6,250
4 December 2009	0.400	31,250	31,250
7 December 2009	0.400	12,500	12,500
31 December 2009	0.400	150,000	62,500

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
18. Share-based Payment Plans (continued)

	Exercise Price
Expiry Date	(A$)	2005 No.	2004 No.

31 December 2009	0.556	—	12,500
31 March 2010	0.400	200,000	112,500
21 June 2010	0.400	578,750	—
24 June 2010	0.400	1,990,000	—
30 June 2010	0.400	200,000	112,500
30 September 2010	0.400	200,000	112,500
31 December 2010	0.400	193,750	106,250
31 March 2011	0.400	131,250	43,750
30 June 2011	0.400	131,250	43,750
2 July 2011	0.010	5,000,000	5,000,000
30 September 2011	0.400	100,000	12,500
		15,463,938	12,399,353

Employee Share Option Plan
The Company operates a discretionary Employee Share Option Plan (ESOP) to enable the Board to provide an incentive and to reward full time executives and employees for the key role that they will play in the future success of the Company. A summary of the terms of the plan is as follows:
Invitations to participate in the ESOP are at the absolute discretion of the Board. Any invitation shall specify the precise details of the invitation, such as maximum number of shares, date by which application must be made by the invitee, the exercise price and any conditions attached to the exercise of the option. The exercise price shall not be less than the market price of the Company’s shares on the date determined by the Board. The aggregate number of shares subject to options shall not exceed 5% of the Company’s shares then on issue. There are also individual limits on the number of options, which may be granted to employees.
The exercise period is the earlier of: (a) the third anniversary of the date of grant of the option; (b) the date on which any special circumstances Including death, disability, redundancy, retirement or cessation of employment arise; (c) a takeover, compulsory acquisition, reconstruction, amalgamation or liquidation; and ending on the earliest of (d) the date which is 2 days before the tenth anniversary of the date of grant; (e) the last day before the first anniversary of the date on which any special circumstance arises; (f) the expiry of specific time frames set out in the Plan in relation to the circumstances in (c) above.
An option shall lapse upon expiry of the exercise period.
The Board may, at any time, cease making further offers or invitations but the subsisting rights of option holders shall not be affected.
There are currently no options issued under the ESOP.

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
19. Trade and Other Payables

		2005	2004
		A$	A$

Trade payables	(i)	609,134	414,150
Other payables	(ii)	161,856	1,101,883

		770,990	1,516,033

Related party payables:
Key management personnel	(iii)	119,560	180,000

		890,550	1,696,033

(i) Trade payables are non interest-bearing and are normally settled on 30 day terms.
(ii) Other payables are non-interest bearing and have an average term of 30 days.
(iii) For terms and conditions relating to related party payables refer to Note 29(h).
The net of GST payable and GST receivable is remitted to the appropriate tax body on a quarterly basis.
20. Interest-bearing Loans and Borrowings

Current
Lease liability	(i)	—	276,111
Bank loan	(ii)	—	829,890
Other loan	(iii)	353,674	372,835

		353,674	1,478,836

Non-current
Lease liability		—	578,160

(i)	Leases have an average lease term on 5 years and a weighted average interest rate of 8.3%

(ii)	Bank loan bears interest at 4.6%

(iii)	Other loan bears interest at 4.1% (2004: 4.2%)
21. Provisions
Consolidated

	Asset	Onerous
	Retirement	Lease
	Obligation	Contracts	Payroll	Total
	A$	A$	A$	A$

At 1 January 2005	41,403	—	332,496	373,899
Arising during year	—	136,203	176,936	313,139
Utilised during year	—	—	(413,213)	(413,213)
Discount rate accretion	3,623	—	—	3,623

At 31 December 2005	45,026	136,203	96,219	277,448

Current 2005	45,026	136,203	96,219	277,448
Non-current 2005	—	—	—	—

	45,026	136,203	96,219	277,448

Current 2004	—	—	332,496	332,496
Non-current 2004	41,403	—	—	41,403

	41,403	—	332,496	373,899

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
21. Provisions (continued)
Asset retirement obligation
A provision is recognised to restore the leased premises to their original condition as required by the lease agreements. The amount recognised represents the present value of the estimated cost to restore the premises.
Onerous lease contract
Due to the sale of the assets of ProCam Machine LLC in 2005, the Company ceased using the premises in Seattle WA, United States. The lease for these premises expires in June 2007. The Company has been in discussions with the lessor who has indicated that they are prepared to terminate the lease early in exchange for consideration of US$100,000. This amount has been provided for in the financial statements.
Payroll
A provision has been recognised for payroll liabilities that include unused annual leave, long service leave and Fringe Benefits tax.
22. Contributed Equity and Reserves

	2005	2004
	A$	A$

Ordinary Shares
Issued and fully paid	56,559,039	56,559,039

Share-based Payment Reserves

		Options	Accumulated
	Options	granted not	unearned
	reserve	yet issued	compensation	Total

Consolidated:
At 1 January 2004	1,107,864	70,568	(663,423)	515,009
Options granted during period	—	232,920	(67,586)	165,334
Options issued during period	358,332	—	—	358,332
Expenses recognised for the period	—	—	277,779	277,779

At 31 December 2004	1,466,196	303,488	(453,230)	1,316,454
Options granted during period	—	39,499	(39,499)	—
Options issued during period	365,069	(251,824)	(113,245)	—
Expenses recognised for the period	—	—	409,728	409,728

At 31 December 2005	1,831,265	91,163	(196,246)	1,726,182

Other Reserves

	Bond	Accumulated
	valuation	translation
	reserve	reserve	Total

Consolidated:
At 1 January 2004	—	(22,883)	(22,883)
Currency translation differences	—	(120,003)	(120,003)

At 31 December 2004	—	(142,886)	(142,886)
Currency translation differences	—	48,101	48,101
Net gains on available-for-sale financial assets	36,660	—	36,660

At 31 December 2005	36,660	(94,785)	(58,125)

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
22. Contributed Equity and Reserves (continued)
Retained Losses

	2005	2004
	A$	A$

At 1 January	(41,532,634)	(28,428,507)
Net loss	(10,914,600)	(13,104,127)

At 31 December	(52,447,234)	(41,532,634)

Nature and purpose of reserves
Options reserve
The options reserve is used to record the share options issued to Directors, employees and consultants.
Options granted not yet issued
The options granted not yet issued reserve is used to record the options that have been granted but have not yet vested and therefore not been issued.
Accumulated unearned compensation
The accumulated unearned compensation reserve is used to record the value to the employee of options not yet vested. Upon vesting the reserve is reduced and the expense is recognised.
Bond valuation reserve
The bond reserve is used to record the movements for available-for-sale financial investments to fair value.
Accumulated translation reserve
The accumulated translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.
23. Financial Risk Management Objectives and Policies
The Company’s principal financial instruments comprise cash, short-term deposits and fixed interest rate securities. The main purpose of these financial instruments is to maximise the return on surplus cash while providing continuity of business.
The Company has various other financial instruments such as trade debtors and trade creditors, which arise directly from its operations.
It is, and has been throughout the period under review, the Company’s policy that no trading in financial instruments shall be undertaken.
The main risks arising from the Company’s financial instruments are interest rate risk, liquidity risk, foreign currency risk and credit risk. The board reviews and agrees policies for managing each of these risks and they are summarised below.
Interest rate risk
The Company’s exposure to market risk for changes in interest rates relates primarily to the Company’s investments of surplus funds.
Surplus funds are invested in fixed interest rate securities. The interest rate of these securities is adjusted to market rate at each reset date, usually quarterly, and the securities are able to be redeemed with three days notice.

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
23. Financial Risk Management Objectives and Policies (continued)
Foreign currency risk
As a result of maintaining an office in the United States, the Company’s balance sheet can be affected by movements in the US$/A$ exchange rates.
The Company also has transactional currency exposures. Such exposure arises from sales or purchases by an operating unit in currencies other than the unit’s measurement currency.
Approximately 40% of the Company’s purchases are denominated in currencies other than the reporting currency of the Company.
Credit risk
Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company.
The Company does not have any significant credit risk exposure to any single counterparty or any Company of counterparties having similar characteristics.
With respect to credit risk arising from the other financial assets of the Company, which comprise cash and cash equivalents and available-for-sale financial assets, the Company’s exposure to credit risk arises from default of the counter party, with a maximum exposure equal to the carrying amount of these instruments.
Liquidity risk
The Company’s objective is to maintain a balance between continuity of funding and maximisation of return on surplus funds.
The Company’s policy for investment of surplus funds is for all deposits to be rated AA by Moody’s. All investments are short term.
24. Financial Instruments
Fair values
Set out below is a comparison by category of carrying amounts and fair values of all the Company’s financial instruments that are carried in the financial statements at other than fair values.

	Carrying amount		Fair value
	2005	2004	2005	2004
	A$	A$	A$	A$

Consolidated
Financial assets
Cash	635,861	15,109,596	635,861	15,109,596
Trade receivables	200,437	377,057	200,437	377,057
Other receivables	443,604	215,303	443,604	215,303

Financial liabilities
Trade payables	890,550	1,696,033	890,550	1,696,033
Interest bearing loans	353,674	2,056,996	353,674	2,056,996

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
24. Financial Instruments (continued)
Interest rate risk
The following table details the carrying amount, by maturity, of the financial instruments that are exposed to interest rate risk.
Year ended 31 December 2005
Consolidated

		1 to less	2 to less	3 to less	4 to less
	Less than	than 2	than 3	than 4	than 5	More than
	1 Year	Years	Years	Years	Years	5 Years	Total
	A$	A$	A$	A$	A$	A$	A$

Fixed rate
Short term loans	(353,674)	—	—	—	—	—	(353,674)

Floating rate
Cash	635,861	—	—	—	—	—	635,861
Fixed interest securities	5,056,140	—	—	—	—	—	5,056,140

Year ended 31 December 2004
Consolidated

		1 to less	2 to less	3 to less	4 to less
	Less than	than 2	than 3	than 4	than 5	More than
	1 Year	Years	Years	Years	Years	5 Years	Total
	A$	A$	A$	A$	A$	A$	A$

Fixed rate
Cash	14,000,000	—	—	—	—	—	14,000,000
Short term deposits	845,446	—	—	—	—	—	845,446
Bank loans	(829,890)	—	—	—	—	—	(829,890)
Finance lease	(276,110)	(258,339)	(124,682)	(189,265)	(5,874)	—	(854,270)
Short term loans	(372,835)	—	—	—	—	—	(372,835)

Floating rate
Cash	1,109,596	—	—	—	—	—	1,109,596

	Effective
	interest	2005	2004
	rate %	A$	A$

Current
Cash	4.6	635,861	15,109,596
Fixed interest securities	BBSW + 1.3	5,056,140	—
Short term deposits	2.4	—	845,446
Bank loans	4.6	—	(829,890)
Finance lease	8.3	—	(276,110)
Short term loans	4.1	(353,674)	(372,835)
		5,338,327	14,476,207

Short terms loans are unsecured and repayable in full by July 2006.
The 90 day BBSW rate can be found at the reserve bank of Australia website: http://www.rba.gov.au

Non-current
Finance lease	8.3	—	578,160

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
25. Commitments and Contingencies
Operating lease commitments — Company as lessee
The Company has entered into commercial property leases for its offices in Australia and the United States of America. The leases are operating leases and have remaining non-cancellable terms of between 1 and 5 years.
Future minimum rental payments under non-cancellable operating leases at 31 December are as follows:

	2005	2004
	A$	A$

Within one year	468,068	713,605
After one year but not more than five years	1,085,904	1,727,931
More than 5 years	—	288,887

	1,553,991	2,730,423

Contracts and Agreements
Singapore Technologies Kinetics Ltd (STK)
On 30 September 2005, Metal Storm Limited announced that it had signed a teaming agreement with STK to work co-operatively with STK in the development, production and marketing of 40mm munitions for Metal Storm weapon systems. Under the terms of this agreement, the Company agreed to provided funding amounting to $123,420 (SGD 150,000) through three milestone payments. The first payment of $30,466 (SGD 37,500) was made in November 2005 shortly after commencement of the program and the remaining two payments will be in the 2006 financial year upon the completion of agreed project objectives.
Potential claim concerning lease of two photocopies — ProCam Machine LLC
With the sale of ProCam to Monroe Machined Products in 1 June 2005, there were two photocopiers which were surplus to the consolidated entity’s requirements. These machines were leased and contact has been made with the lessor to arrange for removal of these machines and payout of any outstanding lease residual. As at the date of this report, the consolidated entity has been unable to ascertain the fair value of these machines and the payout for early termination of the lease. Accordingly no provision for any liability has been recognised in these financial statements.
Employment contracts
The employment contracts with Mr Ian Gillespie, Chief Operating Officer, Mr Jim MacDonald, Chief Financial Officer & Company Secretary, and Mr George Bergeron III, Chief Technology Officer, include a clause whereby upon a takeover, change of control or sale of the Company, these individuals are entitled to one year’s compensation, including bonus and options entitlements at full value and all options earned or held will vest immediately.

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
26. Related Party Disclosure
Mr James M. O’Dwyer
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
Mr Bruce McComish
During 2005 and 2004, the Company utilised the services of BBY Limited, of which Mr Bruce McComish was a Director until 18 April 2005. During 2005 and 2004 the Company has paid fees of $100,000 and $23,606 respectively, to BBY Limited for corporate advisory services provided.
Call option agreement
Gen Downing entered into a call option agreement with Mr J M O’Dwyer on 10 October 2003 under which Gen Downing may call for the transfer of up to 2,000,000 existing shares to him at an exercise price of $0.40 per share. The call option is exercisable on one or more occasions until 10 October 2013, but only if certain conditions are satisfied, including that, except in certain limited circumstances, Gen Downing remains a director of the Company until 10 October 2006.
An expense of $220,569 has been recognised in both 2005 and 2004 pertaining to this agreement as required under AASB 2 Share-based Payments. These amounts are included in “Employee expenses” in the Consolidated Income Statements. Refer to Note 3(r) for details of the basis of accounting applied.
27. Events after the Balance Sheet Date
On 27 April 2006 the Company announced it would undertake a capital raise in the form of a Share Purchase Plan. The capital raise was undertaken during May and the Company raised a total of A$2.7 million, net of transaction costs, which increased the number of shares on issue by 22,647,240.
On 8 May 2006 the Company announced a preliminary agreement with Harmony Capital Partners to raise a further A$27.5 million via a renounceable rights issue. This agreement included the provision of a one year working capital facility by Harmony which was finalised and announced on 16 June 2006.
The working capital facility allows Metal Storm to draw A$5 million if necessary to supplement the Company’s available cash resources.
Other than those mentioned above and those referred to in the financial statements or notes thereto, there has not been any matter or circumstance that has arisen since the end of the financial year, that has significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.
28. Auditors’ Remuneration
Amounts received or due and receivable by Ernst & Young Australia for:

	2005	2004
	A$	A$

An audit or review of the consolidated financial statements of the Company	385,410	437,661
Other services in relation to the Company	31,500	6,279

	416,910	443,940

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
29. Director and Executive Disclosures
(a) Details of Key Management Personnel

Directors
T J O’Dwyer	Non-executive Chairman
W A Downing	Non-executive Deputy Chairman
D A Smith	Managing Director and Chief Executive Officer — appointed CEO 8 February 2005 and Managing Director 25 May 2005 — resigned 28 May 2006
D L Alspach	Non-executive Director — resigned 1 July 2006
B S McComish	Non-executive Director
J M Crunk	Non-executive Director — appointed 29 September 2005
P D Jonson	Non-executive Director — appointed 7 February 2006
J M O’Dwyer	Non-executive Director — resigned 8 February 2005
J D Heipt	Non-executive Director — resigned 8 February 2005

Executives
I A Gillespie	Chief Operating Officer
J D MacDonald	Chief Financial Officer & Company Secretary
G L Bergeron III	Chief Technology Officer
J C Chehansky	Senior VP Business Development — appointed 1 December 2005 — resigned 1 May 2006
C A Vehlow	Chief Executive Officer — resigned 17 December 2004
S Moser-Savage	Company Secretary — resigned 8 October 2004
Other than the appointment of Dr Jonson, and the resignation of D A Smith, there were no other changes to key management personnel after reporting date and the date the consolidated financial statements were authorised for issue.
Including the Chief Executive Officer, there were five executives in the Company at reporting date, and four executives as at the date the consolidated financial statements were authorised for issue.
(b) Compensation of Key Management Personnel
(i) Compensation policy
The performance of the Company depends upon the quality of its directors and executives. To prosper, the Company must attract, motivate and retain highly skilled directors and executives.
To this end, the Company embodies the following principles in its compensation framework:
•	Provide competitive rewards to attract high calibre executives;

•	Link executive rewards to long-term shareholder value;

•	Significant portion of executive compensation ‘at risk’, dependent upon meeting pre-determined performance benchmarks; and

•	Establish appropriate, demanding performance hurdles in relation to variable executive compensation.
(A) Remuneration Committee
The Remuneration Committee of the Board of Directors of the Company is responsible for determining and reviewing compensation arrangements for the Directors, the Chief Executive Officer (CEO) and all other key management personnel.
The Remuneration Committee assesses the appropriateness of the nature and amount of compensation of key management personnel on a periodic basis by reference to relevant employment market conditions, with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and executive team.

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
29. Director and Executive Disclosures (continued)
(b) Compensation of Key Management Personnel (continued)
(B) Compensation structure
In accordance with best practice corporate governance, the structure of non-executive director and executive compensation is separate and distinct.
(C) Non-executive Director Compensation
Objective
The Board seeks to set aggregate compensation at a level which provides the Company with the ability to attract and retain directors of the highest calibre, whilst incurring a cost which is acceptable to shareholders.
Structure
The Constitution and the ASX Listing Rules specify that the aggregate compensation of non-executive directors shall be determined from time to time by a general meeting. An amount not exceeding the amount determined is then divided between the directors as agreed. The current aggregate amount is $500,000 per year.
The amount of aggregate compensation sought to be approved by shareholders and the manner in which it is apportioned amongst directors is reviewed by the Company annually. The Board considers advice from external consultants as well as the fees paid to non-executive directors of comparable companies when undertaking the annual review process.
Each Director receives a fee for being a Director of the Company. An additional fee may also be paid for each Board Committee on which a Director sits. The payment of additional fees for serving on a Committee recognises the additional time commitment required by Directors who serve on one or more sub Committees.
Non-executive Directors have long been encouraged by the Board to hold shares in the Company (purchased by the Director on market). It is considered good governance for directors to have a stake in the company on whose board they sit.
The compensation of non-executive Directors for the periods ended 31 December 2005 and 2004 is detailed in Note 29 (b)(G) of this report.
(D) Executive Compensation
Objective
The Company aims to reward executives with a level and mix of compensation commensurate with their position and responsibilities within the Company and so as to:
•	reward executives for Company and individual performance against targets set by reference to appropriate benchmarks;

•	align the interests of executives with those of shareholders;

•	link reward with the strategic goals and performance of the Company; and

•	ensure total compensation is competitive by market standards.
Structure
In determining the level and make-up of executive compensation, the Remuneration Committee considers market levels of compensation for comparable roles and makes its recommendations to the Board.
Employment contracts have been entered into with a number of key management personnel. Details of these contracts are provided in Note 29 (b)(I).
Compensation consists of the following key elements:
•	Fixed Compensation

•	Variable Compensation — Short Term Incentive (‘STI’);
The proportion of fixed compensation and variable compensation is established for each key management personnel by the Remuneration Committee. Note 29 (b) (G) details the fixed and variable components (%) of the key management personnel of the Group.

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
29. Director and Executive Disclosures (continued)
(b) Compensation of Key Management Personnel (continued)
(E) Fixed Compensation
Objective
The level of fixed compensation is set so as to provide a base level of compensation which is both appropriate to the position and is competitive in the market.
Fixed compensation is reviewed annually by the Remuneration Committee and the process consists of a review of companywide and individual performance, relevant comparative compensation in the market and internally and, where appropriate, external advice on policies and practices.
Structure
Executives are given the opportunity to receive their fixed (primary) compensation in a variety of forms including cash and fringe benefits such as novated motor vehicle leases, superannuation salary sacrifice arrangements and expense payment plans. It is intended that the manner of payment chosen will be optimal for the recipient without creating extra cost for the Company.
(F) Variable Compensation — Short Term Incentive (STI)
Objective
The objective of the STI program is to link the achievement of the Company’s operational targets with the compensation received by the executives charged with meeting those targets. The total potential STI available is set at a level so as to provide sufficient incentive to the executive to achieve the operational targets and such that the cost to the Company is reasonable in the circumstances.
Structure
Actual STI payments granted to each key management personnel depend on the extent to which specific operating targets set at the beginning of the financial year are met. The operational targets consist of a number of Key Performance Indicators (KPIs) covering both financial and non-financial measures of performance. Typically included are measures such as contribution to net operating results, risk management, productivity improvements and leadership/team contribution. The Company has predetermined benchmarks which must be met in order to trigger payments under the short term incentive scheme.
On an annual basis, after consideration of performance against KPIs, the individual performance of each executive is rated and taken into account when determining the amount, if any, of the short term incentive pool that is to be allocated to each executive.
The aggregate of annual STI payments available for executives across the Company is subject to the approval of the Remuneration Committee. Payments made are usually delivered as a cash bonus or the issue of options or shares.
The Remuneration Committee has recommended to the board that there will be no STI bonuses for the 2005 financial year in view of the Company’s present financial situation.

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars)
For the Years Ended 31 December 2005 and 2004
29. Director and Executive Disclosures (continued)
(b) Compensation of Key Management Personnel (continued)
(ii) Compensation of Key Management Personnel (consolidated) for the year ended 31 December 2005

										Total
							Share Based	Termination		Performance
		Short -Term			Post Employment		Payment	Benefits	Total	Related
					Superannuation(10)
				Non Monetary	/Life & Medical	Retirement
		Salary & Fees	Cash Bonus	Benefits	Insurance(11)	Benefits	Options(12)
		A$	A$	A$	A$		A$	A$	A$	%

Directors
T J O’Dwyer		70,000	—	—	—	—	—	—	70,000	—
W A Downing	(1)(2)	110,111	—	—	—	—	220,569	—	330,680	—
D A Smith	(3)(4)	278,123	—	—	7,156	—	—	—	285,279	—
D L Alspach	(5)	75,000	—	—	—	—	—	—	75,000	—
B S McComish		50,000	—	—	—	—	—	—	50,000	—
J M Crunk	(6)	27,015	—	—	—	—	—	—	27,015	—
J M O’Dwyer	(7)	—	—	—	23,523	—	—	500,000	523,523	—
J D Heipt	(7)	—	—	—	—	—	—	—	—	—

Executives
I A Gillespie	(8)	223,104	146,000	—	21,031	—	17,349	—	407,484	35.8
J D MacDonald		184,759	—	—	16,628	—	41,833	—	243,220	—
G L Bergeron III	(3)	235,286	—	—	17,560	—	23,844	—	276,690	—
J C Chehansky	(3)(9)	19,891	—	—	1,522	—	—	—	21,413	—

Total		1,273,289	146,000	—	87,420	—	303,595	500,000	2,310,304

1	In 2005, W A Downing entered into a call option agreement with J M O’Dwyer, the Company’s major shareholder. Under this agreement, W A Downing has the option to acquire 2,000,000 of the shares owned and held by J M O’Dwyer if he holds office as a Director of the Company for a continuous period of three years. The value of this right is to be amortised over the three year vesting period.

2	Directors’ fees of $65,111 settled in cash with the remaining $49,000 to be settled in options.

3	Based in the USA and paid in US dollars.

4	Appointed CEO 8 February 2005, appointed Managing Director 25 May 2005.

5	Directors’ fees of $30,000 settled in cash with the remaining $45,000 to be settled in options.

6	Appointed 29 September 2005.

7	Resigned 8 February 2005.

8	Bonus for 2004 financial year (approved and paid in the 2005 financial year) included $100,000 settled in cash with the remaining $46,000 settled in shares.

9	Appointed 1 December 2005.

10	Superannuation (Australia)

11	Life & Medical Insurance (USA)

12	Options are valued using the Black-Scholes model. See Note 18 of the consolidated financial statements.

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
29. Director and Executive Disclosures (continued)
(b) Compensation of Key Management Personnel (continued)
(ii) Compensation of Key Management Personnel (consolidated) for the year ended 31 December 2004

										Total
							Share Based	Termination		Performance
		Short -Term			Post Employment		Payment	Benefits	Total	Related
					Superannuation(8)
				Non Monetary	/Life & Medical	Retirement
		Salary & Fees	Cash Bonus	Benefits	Insurance(9)	Benefits	Options(10)
		A$	A$	A$	A$	A$	A$	A$	A$	%

Directors
T J O’Dwyer		87,662	—	—	—	—	—	—	87,662	—
W A Downing	(1)(2)	45,000	—	—	—	—	220,569	—	265,569	—
D L Alspach	(2)	67,500	—	—	—	—	—	—	67,500	—
B S McComish		11,250	—	—	—	—	—	—	11,250	—
J M O’Dwyer		318,693	—	10,920	23,523	—	—	—	353,136	—
W A Owens	(2)	15,000	—	—	—	—	—	—	15,000	—
D W Christman	(2)	61,875	—	—	—	—	—	—	61,875	—
J D Heipt		—	—	—	—	—	—	—	—	—

Executives
I A Gillespie		217,378	10,000	—	17,565	—	283,903	—	528,846	1.9
J D MacDonald	(3)	48,461	—	—	4,631	—	—	—	53,092	—
G L Bergeron III	(4)	187,062	—	—	17,352	—	32,769	—	237,183	—
C A Vehlow	(4)(5)(6)	335,481	—	—	18,468	—	193,125	339,248	886,322
S Moser-Savage	(7)	68,842	—	—	6,196	—	12,000	—	87,038	—

Total		1,464,204	10,000	10,920	87,735	—	742,366	339,248	2,654,473

1	In 2005, W A Downing entered into a call option agreement with J M O’Dwyer, the Company’s major shareholder. Under this agreement, W A Downing has the option to acquire 2,000,000 of the shares owned and held by J M O’Dwyer if he holds office as a Director of the Company for a continuous period of three years. The value of this right is to be amortised over the three year vesting period.

2	Directors’ fees earned in 2004 however settled in options during 2005.

3	Appointed 4 October 2004.

4	Based in the USA and paid in US dollars.

5	Includes Directors’ fees $12,500.

6	Resigned 17 December 2004.

7	Resigned 8 October 2004.

8	Superannuation (Australia).

9	Life & Medical Insurance (USA).

10	Options are valued using the Black-Scholes model. See Note 18 of the consolidated financial statements.
Group totals for 2004 are not the same as disclosed in the 2004 report, as different individuals and different components of remuneration were disclosed in the 2004 consolidated financial statements.

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars)
For the Years Ended 31 December 2005 and 2004
29. Director and Executive Disclosures (continued)
(b) Compensation of Key Management Personnel (continued)
(iii) Compensation by Category: Key Management Personnel

	Consolidated
	2005	2004
	A$	A$

Short-Term	1,419,289	1,485,124
Post Employment	87,420	87,735
Other Long-Term	—	—
Termination Benefits	500,000	339,248
Share Based Payments	303,595	742,366

Totals	2,310,304	2,654,473

(iv) Contract for Services
Employment agreements have been entered into with the Chief Operating Officer, Chief Financial Officer & Company Secretary and the Chief Technology Officer. The Chief Executive Officer and Snr VP Business Development have been employed under letters of offer. A contract with the Chief Executive Officer is currently being prepared.
I A Gillespie, Chief Operating Officer
Under the terms of this contract dated 1 January 2004, Mr Gillespie will be paid a fixed compensation ($250,000 at reporting date) plus 600,000 options (at 40 cents) granted on 1 January 2004 and an additional 500,000 options (at 40 cents) vested quarterly (62,500 per quarter) over two years. Mr Gillespie is entitled to short-term annual incentives equivalent to an amount up to 75% of his base salary.
Mr Gillespie may resign from his position and terminate this contract by one month’s written notice. The Company may terminate this employment agreement by providing three month’s written notice or providing payment in lieu of the notice period based on the fixed component of Mr Gillespie’s compensation. On termination, options that have not vested will be forfeited. Upon a takeover, change of control or sale of the Company, Mr Gillespie is entitled to one year’s compensation, including bonus and options entitlements at full value and all options earned or held will vest immediately.
The Company may terminate the contract at any time if serious misconduct has occurred, by providing three month’s written notice or providing payment in lieu of the notice period (based on the fixed component of Mr Gillespie’s compensation).
J D MacDonald, Chief Financial Officer & Company Secretary
Under the terms of this contract dated 4 October 2004, Mr MacDonald will be paid a fixed compensation ($184,500 at reporting date) plus 500,000 options vested quarterly (62,500 per quarter) over two years. Mr MacDonald is entitled to short-term annual incentives equivalent to an amount up to 30% of his base salary.
Mr MacDonald may resign from his position and terminate this contract by one month’s written notice. The Company may terminate this employment agreement by providing three month’s written notice or providing payment in lieu of the notice period based on the fixed component of Mr MacDonald’s compensation. On termination, options that have not vested will be forfeited.
The Company may terminate the contract at any time if serious misconduct has occurred, by providing three month’s written notice or providing payment in lieu of the notice period (based on the fixed component of Mr MacDonald’s compensation) if termination occurs within 12 months of the completion of the Probationary period (three months), thereafter on 30 days notice or payment in lieu or part thereof. Upon a takeover, change of control or sale of the Company, Mr MacDonald is entitled to one year’s compensation, including bonus and options entitlements at full value and all options earned or held will vest immediately.
G L Bergeron III, Chief Technology Officer
Under the terms of this contract dated 11 June 2004, Mr Bergeron will be paid a fixed compensation ($241,647 at reporting date) plus 500,000 options vested quarterly (62,500 per quarter) over two years. Mr Bergeron is

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
29. Director and Executive Disclosures (continued)
(b) Compensation of Key Management Personnel (continued)
(iv) Contract for Services (continued)
entitled to short-term annual incentives equivalent to an amount up to 30% of his base salary.
Mr Bergeron may resign from his position and terminate this contract by one month’s written notice. The Company may terminate this employment agreement by providing three month’s written notice or providing payment in lieu of the notice period based on the fixed component of Mr Bergeron’s compensation. Upon a takeover, change of control or sale of the Company, Mr Bergeron is entitled to one year’s compensation, including bonus and options entitlements at full value and all options earned or held will vest immediately.
The Company may terminate the contract at any time if serious misconduct has occurred, by providing three month’s written notice or providing payment in lieu of the notice period.

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
29. Director and Executive Disclosures (continued)
(c)	Compensation options: Granted and vested during the year (consolidated)
During 2005 the following options were granted to Directors in respect of Directors’ fees for the 2004 financial year (refer to Note 29(b)(ii)). Options issued to executives were granted as equity compensation for services performed in the 2005 year in accordance with employment contracts. These options were not issued as part of an incentive plan.

	Vested	Granted	Terms & Conditions for each Grant
				Fair Value per	Exercise price
				option at grant	per option
				date (Note 18)	(Note 18)		First Exercise	Last Exercise
31 December 2005	No.	No.	Grant Date	A$	A$	Expiry date	Date	Date

Directors
W A Downing	450,000	450,000	24/05/2005	0.03	0.4	24/05/2010	24/05/2005	24/05/2010
D L Alspach	675,000	675,000	24/05/2005	0.03	0.4	24/05/2010	24/05/2005	24/05/2010
J M O’Dwyer	450,000	450,000	24/05/2005	0.03	0.4	24/05/2010	24/05/2005	24/05/2010
W A Owens	150,000	150,000	24/05/2005	0.03	0.4	24/05/2010	24/05/2005	24/05/2010
D W Christman	40,000	40,000	24/05/2005	0.03	0.4	24/05/2010	24/05/2005	24/05/2010
	578,750	578,750	24/05/2005	0.03	0.4	24/05/2010	24/05/2005	24/05/2010
C A Vehlow	225,000	225,000	24/05/2005	0.03	0.4	24/05/2010	24/05/2005	24/05/2010
Executives
J D MacDonald	62,500	62,500	26/08/2005	0.09	0.4	31/12/2009	26/08/2005	31/12/2009
	62,500	62,500	26/08/2005	0.1	0.4	31/03/2010	26/08/2005	31/03/2010
	62,500	62,500	26/08/2005	0.1	0.4	30/06/2010	26/08/2005	30/06/2010
	62,500	62,500	26/08/2005	0.11	0.4	30/09/2010	30/09/2005	30/09/2010
	62,500	62,500	26/08/2005	0.11	0.4	31/12/2010	31/12/2005	31/12/2010
		62,500	26/08/2005	0.11	0.4	31/03/2011	31/03/2006	31/03/2011
		62,500	26/08/2005	0.11	0.4	30/06/2011	30/06/2006	30/06/2011
		62,500	26/08/2005	0.12	0.4	30/09/2011	30/09/2006	30/09/2011
G L Bergeron III	31,250	—	11/06/2004	0.25	0.4	31/03/2010	31/03/2005	31/03/2010
	31,250	—	11/06/2004	0.25	0.4	30/06/2010	30/06/2005	30/06/2010
	31,250	—	11/06/2004	0.25	0.4	30/09/2010	30/09/2005	30/09/2010
	31,250	—	11/06/2004	0.26	0.4	31/12/2010	31/12/2005	31/12/2010
I A Gillespie	62,500	—	1/01/2004	0.28	0.4	31/03/2010	31/03/2005	31/03/2010
	62,500	—	1/01/2004	0.28	0.4	30/06/2010	30/06/2005	30/06/2010
	62,500	—	1/01/2004	0.29	0.4	30/09/2010	30/09/2005	30/09/2010
	62,500	—	1/01/2004	0.29	0.4	31/12/2010	31/12/2005	31/12/2010

Total	3,256,250	3,068,750

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
29. Director and Executive Disclosures (continued)
(c)	Compensation options: Granted and vested during the year (consolidated) (continued)
During 2004 the following options were granted to Directors in respect of Directors’ fees for the 2003 financial year (refer to Note 29(b)(ii)). Options issued to executives were granted as equity compensation for services performed in the 2004 year in accordance with employment contracts. These options were not issued as part of an incentive plan.

	Vested	Granted	Terms & Conditions for each Grant
				Fair Value per
				option at grant	Exercise price
				date	per option
				A$	(Note 18)		First Exercise	Last Exercise
31 December 2004	No.	No.	Grant Date	(i)	A$	Expiry date	Date	Date

Directors
W A Downing	450,000	450,000	21/06/2004	0.1	0.4	21/06/2009	21/06/2004	21/06/2009
D L Alspach	675,000	675,000	21/06/2004	0.1	0.4	21/06/2009	21/06/2004	21/06/2009
J M O’Dwyer	450,000	450,000	21/06/2004	0.1	0.4	21/06/2009	21/06/2004	21/06/2009
W A Owens	450,000	450,000	21/06/2004	0.1	0.4	21/06/2009	21/06/2004	21/06/2009
D W Christman	675,000	675,000	21/06/2004	0.1	0.4	21/06/2009	21/06/2004	21/06/2009
	200,000	200,000	21/06/2004	0.15	1.15	21/06/2009	21/06/2004	21/06/2009
	40,000	40,000	21/06/2004	0.15	1.1	21/06/2009	21/06/2004	21/06/2009
Executives				(ii)
G L Bergeron III	31,250	31,250	11/06/2004	0.19	0.4	4/09/2009	4/09/2004	4/09/2009
	31,250	31,250	11/06/2004	0.19	0.4	4/12/2009	4/12/2004	4/12/2009
		31,250	11/06/2004	0.25	0.4	31/03/2010	31/03/2005	31/03/2010
		31,250	11/06/2004	0.25	0.4	30/06/2010	30/06/2005	30/06/2010
		31,250	11/06/2004	0.25	0.4	30/09/2010	30/09/2005	30/09/2010
		31,250	11/06/2004	0.26	0.4	31/12/2010	31/12/2005	31/12/2010
		31,250	11/06/2004	0.26	0.4	31/03/2011	31/03/2006	31/03/2011
		31,250	11/06/2004	0.26	0.4	30/06/2011	30/06/2006	30/06/2011
C A Vehlow	500,000	500,000	14/04/2004	0.17	0.4	14/04/2009	14/04/2004	14/04/2009
	125,000	125,000	14/01/2004	0.32	0.4	14/01/2009	14/01/2004	14/01/2009
	125,000	125,000	14/07/2004	0.22	0.4	14/07/2009	14/07/2004	14/07/2009
	125,000	125,000	14/10/2004	0.13	0.4	14/10/2009	14/10/2004	14/10/2009
	(iii)225,000	225,000	21/06/2004	0.1	0.4	21/06/2009	21/06/2004	21/06/2009
I A Gillespie	62,500	62,500	31/03/2004	0.35	0.4	31/09/09	31/09/04	31/09/09
	600,000	600,000	14/04/2004	0.33	0.4	14/04/2009	14/04/2004	14/04/2009
	62,500	62,500	30/06/2004	0.27	0.4	30/06/2009	30/06/2004	30/06/2009
	62,500	62,500	30/09/2004	0.17	0.4	30/09/2009	30/09/2004	30/09/2009
	62,500	62,500	31/12/2004	0.12	0.4	31/12/2009	31/12/2004	31/12/2009
		62,500	1/01/2004	0.28	0.4	31/03/2010	31/03/2005	31/03/2010
		62,500	1/01/2004	0.28	0.4	30/06/2010	30/06/2005	30/06/2010
		62,500	1/01/2004	0.29	0.4	30/09/2010	30/09/2005	30/09/2010
		62,500	1/01/2004	0.29	0.4	31/12/2010	31/12/2005	31/12/2010

Total	4,952,500	5,390,000

(i)	Valued based on cash liability settled,
(ii)	Fair valued using Black-Scholes as per Note 18.
(iii)	Issued for settlement of 2003 Directors’ fees.

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
29. Director and Executive Disclosures (continued)
(d)	Shares issued on exercise of compensation options (consolidated)
There were no shares issued on exercise of compensation options during the years ended 31 December 2005 or 2004.
(e)	Option holdings of Key Management Personnel (consolidated)

					Vested at 31 December 2005
	Balance at
	beginning of	Granted as		Balance at end of		Not
31 December 2005	period	Compensation	Options exercised	period	Exercisable	exercisable

Directors
T J O’Dwyer	—	—	—	—	—	—
W A Downing	2,950,000	450,000	—	3,400,000	900,000	2,500,000
D A Smith	—	—	—	—	—	—
D L Alspach	675,000	675,000	—	1,350,000	1,350,000	—
B S McComish	—	—	—	—	—	—
J M Crunk	—	—	—	—	—	—
P D Jonson	—	—	—	—	—	—
J M O’Dwyer	450,000	450,000	—	900,000	900,000	—
J D Heipt	—	—	—	—	—	—
W A Owens	2,950,000	150,000	—	3,100,000	600,000	2,500,000
D W Christman	915,000	618,750	—	1,533,750	1,533,750	—
Executives
I A Gillespie	1,100,000	—	—	1,100,000	1,100,000	—
J D MacDonald	—	500,000	—	500,000	312,500	187,500
G L Bergeron III	250,000	—	—	250,000	187,500	62,500
J C Chehansky	—	—	—	—	—	—
C A Vehlow	1,787,500	225,000	—	2,012,500	2,012,500	—

Total	11,077,500	3,068,750	—	14,146,250	8,896,250	5,250,000

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
29. Director and Executive Disclosures (continued)
(e)	Option holdings of Key Management Personnel (consolidated) (continued)

					Vested at 31 December 2004
	Balance at
	beginning of	Granted as		Balance at end of		Not
31 December 2004	period	Compensation	Options exercised	period	Exercisable	exercisable

Directors
T J O’Dwyer	—	—	—	—	—	—
W A Downing	2,500,000	450,000	—	2,950,000	450,000	2,500,000
D L Alspach	—	675,000	—	675,000	675,000	—
B S McComish	—	—	—	—	—	—
J M O’Dwyer	—	450,000	—	450,000	450,000	—
J D Heipt	—	—	—	—	—	—
W A Owens	2,500,000	450,000	—	2,950,000	450,000	2,500,000
D W Christman	—	915,000	—	915,000	915,000	—
Executives
I A Gillespie	—	1,100,000	—	1,100,000	850,000	250,000
J D MacDonald	—	—	—	—	—	—
G L Bergeron III	—	250,000	—	250,000	62,500	187,500
C A Vehlow	687,500	1,100,000	—	1,787,500	1,787,500	—

Total	5,687,500	5,390,000	—	11,077,500	5,640,000	5,437,500

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
29. Director and Executive Disclosures (continued)
(f)	Shareholdings of Key Management Personnel (consolidated)

Balance at
	beginning of	Granted as	Options	Net Change	Balance at end
31 December 2005	period	Compensation	exercised	Other	of period

Directors
T J O’Dwyer	63,611	—	—	—	63,611
W A Downing	500,000	—	—	—	500,000
D A Smith	—	—	—	—	—
D L Alspach	—	—	—	—	—
B S McComish	—	—	—	—	—
J M Crunk	—	—	—	—	—
P D Jonson	—	—	—	—	—
J M O’Dwyer	199,729,559	—	—	—	199,729,559
J D Heipt	—	—	—	—	—
W A Owens	—	—	—	—	—
D W Christman	—	—	—	—	—

Executives
I A Gillespie *	—	—	—	—	—
J D MacDonald	—	—	—	—	—
G L Bergeron III	—	—	—	—	—
J C Chehansky	—	—	—	—	—
C A Vehlow	—	—	—	—	—

Total	200,293,170	—	—	—	200,293,170

*	Subsequent to year end, I A Gillespie was issued 89,396 shares in part settlement of bonus due for the 2004 financial year.

Balance at
	beginning of	Granted as	Options	Net Change	Balance at end
31 December 2004	period	Compensation	exercised	Other	of period

Directors
T J O’Dwyer	61,111	—	2,500	—	63,611
W A Downing	500,000	—	—	—	500,000
D L Alspach	—	—	—	—	—
B S McComish	—	—	—	—	—
J M O’Dwyer	199,729,559	—	—	—	199,729,559
J D Heipt	—	—	—	—	—
W A Owens	—	—	—	—	—
D W Christman	—	—	—	—	—

Executives
I A Gillespie	—	—	—	—	—
J D MacDonald	—	—	—	—	—
G L Bergeron III	—	—	—	—	—
C A Vehlow	—	—	—	—	—

Total	200,290,670	—	2,500	—	200,293,170

(g)	Loans to Key Management Personnel (consolidated)
There were no loans to key management personnel at 31 December 2005 or 31 December 2004.

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
29. Director and Executive Disclosures (continued)
(h)	Other transactions and balances with Key Management Personnel (consolidated)
Directors’ fees

At 31 December the following directors’ fees were payable to directors in relation to the financial year then ended:

	2005	2004
	A$	A$

W A Downing	44,560	45,000
D L Alspach	75,000	67,500
B S McComish	—	11,250
J M O’Dwyer	—	45,000
D Heipt	—	11,250

	119,560	180,000

Receivables due from key management personnel
At 31 December the following receivable balances were due from key management personnel:

	2005	2004
	A$	A$

I A Gillespie	13,436	—

30. Reconciliation of AIFRS to USGAAP
The financial statements of the Company are prepared in accordance with AIFRS, which as applied by the Company also complies with IFRS (refer note 3), and as applied by the Company also comply with IFRS, which differs in certain significant respects from accounting principles generally accepted in the United States of America (USGAAP). The following is a summary of the significant adjustments to net loss for the years ended December 31, 2005 and 2004 and to total equity as of December 31, 2005 and 2004 which would be required if USGAAP had been applied instead of AIFRS in the consolidated financial statements. A description of the significant differences in accounting principles is provided in Note 31.
(a)	Reconciliation of Net Loss

			2005	2004
	Note		A$	A$

Net loss reported using IFRS			(10,914,600)	(13,104,127)
USGAAP adjustments —
— Amortisation of non-compete agreements	31	(a)	(33,153)	(66,306)
— Write back of non-compete agreements included in goodwill under IFRS	31	(a)	—	193,809
— Write-off of non-compete agreements	31	(a)	(94,350)	—
— Goodwill purchase price adjustment made for USGAAP	31	(b)	—	(638,688)
— Share based payment	31	(c)	—	335,624
— Write-off costs pertaining to capital raising	31	(d)	(327,248)	—
— Onerous lease contract	31	(e)	(485,829)	—
— Other	31	(g)	(161,664)	158,455

Net adjustments			(1,102,244)	(17,106)

Net loss in accordance with USGAAP			(12,016,844)	(13,121,233)

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
30. Reconciliation of AIFRS to USGAAP (continued)
(b)	Earnings per Share

Weighted average number of shares	31	(f)	521,970,987	500,886,725
Basic and diluted loss per share from continuing operations (dollars per share)	31	(f)	0.0187	0.0185
Basic and diluted loss per share from discontinued operations (dollars per share)	31	(f)	0.0042	0.0077
(c)	Reconciliation of Shareholders Equity

			2005	2004
	Note		A$	A$

Total Equity reported using IFRS			5,779,862	16,199,993
USGAAP adjustments —

— Amortisation of non-compete agreements	31	(a)	—	(66,306)
— Write back of non-compete agreements included in goodwill under AIFRS	31	(a)	—	193,809
— Write-off capitalised costs pertaining to capital raising	31	(d)	(327,248)	—
— Onerous lease contract	31	(e)	(485,829)	—
— Other	31	(g)	184,949	346,613

Net adjustments			(628,128)	474,116

Shareholders’ Equity according to US GAAP			5,151,734	16,674,109

(d)	Reconciliation of Income

	2005	2004
	A$	A$

Revenue under AIFRS	830,645	837,201
— Interest revenue	(599,902)	(794,565)

Operating income under USGAAP	230,743	42,636

Other income/(expense) under AIFRS	—	—
— Interest income	599,902	794,565
— Research & development rebate received	648,320	332,744
— Interest expense	(35,496)	(43,568)
— Foreign exchange	(27,022)	8,685

Other income/(expense) under USGAAP	1,185,704	1,092,426

(e)	Condensed Income Statement under USGAAP

	2005	2004
	A$	A$

Operating Income	230,743	42,636
Operating Expenses	(11,217,569)	(10,395,199)

Loss from operations	(10,986,826)	(10,352,563)

Other income	1,185,704	1,092,426

Loss from continuing operations	(9,801,122)	(9,260,137)

Loss from discontinued operations net of tax	(2,215,722)	(3,861,096)

Net loss	(12,016,844)	(13,121,233)

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
31. Significant Differences between AIFRS and USGAAP
(a)	Non-compete Agreements
Procam Machine LLC (ProCam) was purchased by the Company in December 2003. Under USGAAP the Company recognized an intangible asset related to non-compete agreements that were estimated to have a fair value of A$198,917 at acquisition.
As a result of applying the exemption in AASB 1 (IFRS 1) First-time Adoption of Australian Equivalents to International Financial Reporting Standards, which allows the prospective adoption of AASB 3 (IFRS 3) Business Combinations from 1 January 2004, business combinations occurring before this date were not reopened. Under previous Australian Generally Accepted Accounting Principles, (AGAAP), which was applicable at the time of the ProCam Machine LLC acquisition, a number of costs relating to the ProCam purchase were expensed. Under USGAAP direct costs of an acquisition are included in the cost of the acquired enterprise.
Under previous AGAAP in a business combination individual identifiable intangible assets were not recognised as separate assets and were considered part of goodwill. As such, the fair value of the non-compete agreements was not recognised separately. Under AIFRS identifiable intangible assets are required to be separately recognised, however, the Company has elected to take the transitional exemption in relation to business combinations. As such, it has not applied AIFRS retrospectively to past business combinations and, therefore, not adjusted the goodwill recognised.
Under USGAAP the non-compete agreement has been amortised over its useful life, being three years.
In June 2005 the Company sold ProCam. Accordingly, under USGAAP the carrying value of the non-compete agreement at that date (A$94,350) was written off and is included in the loss from discontinued operations as disclosed within the condensed income statement under USGAAP (see Note 30(e)).
(b)	Goodwill
i.	Recognition
Pursuant to the aforementioned exemption in AASB 1, under previous AGAAP, which was applicable at the time of the ProCam Machine LLC acquisition, a number of costs relating to the ProCam purchase were expensed. Under USGAAP direct costs of an acquisition are included in the cost of the acquired enterprise.
ii.	Impairment loss
The impairment loss recognised differed to that under AIFRS due to different amounts included in goodwill under USGAAP (refer above). Impairment loss recognised in 2004 under USGAAP is $2,280,052.
(c)	Share-based Payment
Under USGAAP, up to 31 December 2004 the Company accounted for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees”. Under APB 25 compensation expense is recognised to the extent that the fair value of the equity instrument exceeds the exercise price of the option granted at a defined measurement date. The measurement date is the first date on which both the following are known: (i) the number of shares that an individual employee is entitled to receive; and (ii) the exercise price.
From 1 January 2005, the Company accounted for stock-based compensation in accordance with the Statement of Financial Accounting Standards No. 123 Revised (SFAS 123R), “Share-Based Payment”. SFAS 123R revises SFAS 123 and supersedes Accounting Principles Board opinion 25. SFAS 123R requires the cost of all share-based payment transactions to be recognised in the financial statements. SFAS 123R also establishes fair value as the measurement method in accounting for share-based payments to employees.

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
31. Major Differences between AIFRS and USGAAP (continued)
(c)	Share-based Payment (continued)
Under AIFRS, options issued after 7 November 2002 and vested on or after 1 January 2005 are required to have their fair value recognised as an expense and amortised over the vesting period. The fair value for those options were determined using a Black-Scholes model and expensed accordingly.
Effective January 1, 2005, the Company adopted the fair value recognition provisions of SFAS 123R, using the modified-prospective-transition method. Under the transition method, compensation costs recognized during the year ended 31 December 2005 include (a) compensation cost for all share-based payments granted prior to but not yet vested as of July 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2005 based on the grant date fair value estimated in accordance with the provisions of 123(R). Results for prior periods have not been restated.
As a result of adopting SFAS 123(R) on January 1, 2005 the Company’s loss before income taxes and net loss for the year ended December 31, 2005 are both $409,728 higher than if it had continued to account for share-based compensation under Opinion 25. Basic and diluted loss per share for the year ended December 31, 2005 was ($0.0007) higher than if the Company had continued to account for the share-based compensation under Opinion 25.
The difference between the recognition criteria under APB 25 and AIFRS resulted in a reduction in the share based payment expense of A$335,624 in 2004 under US GAAP.
There are no differences in share based payment expense between USGAAP and AIFRS in 2005, as a result of the adoption of SFAS 123R.
(d)	Capital Raise Costs
Included in prepayments under AIFRS are capital raising costs of A$327,248 relating to raisings that had not occurred by December 31, 2005. According to SEC Staff Accounting Bulletin 5A incremental costs incurred in a proposed offering of equity securities can not be deferred for more than 90 days. After 90 days the offering is deemed to be aborted and all such costs must be expensed. As the Company’s proposed capital raise did not proceed within 90 days of the incurrence of the costs they have been written off for USGAAP purposes.
(e)	Onerous Lease Contract
At 31 December 2005, ProCam had an onerous lease obligation (see Note 21). Under AIFRS, this liability is measured at management's best estimate of the expenditure required to settle the obligation. The amount recognized under AIFRS was A$129,387. As the contract has not been cancelled and no formalized termination has been negotiated with the lessor, under Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities, the present value of the remaining lease obligation is required to be recognized which equates to A$615,216.
(f)	Earnings per Share
Earnings per share results will differ between AIFRS and USGAAP due to the impact of different accounting policies on items effecting net income.
(g)	Other
Other differences is comprised of certain individual differences, none of which are considered material.
(h)	Recent Pronouncements
During 2005, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 151 Inventory Costs, an amendment of ARB No. 43, Chapter 4, No. 153 Exchanges of Non-Monetary Assets, an amendment of APB Opinion No. 29, No. 154 Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3, No.155 Accounting for Certain Hybrid Financial Instruments, and amendment of FASB Statements No. 133 and No. 140, and No. 156 Accounting for Servicing of Financial Assets, and amendment of FASB Statement No. 140.
SFAS 151 and SFAS 153 are applicable to the fiscal years beginning after June 15, 2006. SFAS 155 and SFAS 156 are applicable for the fiscal years beginning after September 15, 2006.

Metal Storm Limited, Notes to the Consolidated Financial Statements
(Australian Dollars) (continued)
For the Years Ended 31 December 2005 and 2004
31. Major Differences between AIFRS and USGAAP (continued)
(h)	Recent Pronouncements (continued)
Metal Storm does not expect the effects of adopting the above Statements of Financial Accounting Standards on its consolidated financial position and the results of its operations will be material when such statements are adopted.
32. Additional Information
Non-compete Agreements

	2005	2004
	A$	A$

At cost	198,917	198,917
Less accumulated amortisation	(104,567)	(71,414)
Less impairment loss	(94,350)	—

Net value	—	127,503

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.
METAL STORM LIMITED

By:	/s/ James MacDonald

Name	James MacDonald
Title:	Chief Financial Officer
Date: July 15, 2006

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit
1.1	Constitution of Metal Storm*

4.1	DSTO Research Agreement dated April 20, 2001*

4.2	Deed of Amendment to the DSTO Research Agreement dated September 13, 2002 (portions omitted pursuant to a request for confidential treatment; non-public information has been filed with the SEC)**

4.3	DSTO Technology License Agreement dated April 20, 2001, as amended (portions omitted pursuant to a request for confidential treatment; non-public information has been filed with the SEC)*

4.4	Asset Purchase Agreement, dated May 24, 2005, with Monroe Machined Products, Inc. (“MMP”) for the sale of the ProCam business to MMP.****

4.5	Employment Agreement of David A. Smith****

4.6	Separation Agreement, dated February 8, 2005, of J.M. O’Dwyer****

4.7	Deed of Termination Agreement, dated May 20, 2006, of David A. Smith

4.8	Employment Agreement of James D. MacDonald****

4.9	Employment Agreement of George L. Bergeron***

4.10	Cash Advance Facility Agreement, dated June 16, 2006, between Metal Storm and Harmony Investment Fund Limited

4.11	Discretionary Share Option Scheme*

4.12	Employment Agreement of Ian A. Gillespie***

8.0	List of Subsidiaries of Metal Storm Limited

12.1	Certification by the Executive Chairman of Metal Storm Limited in accordance with Section 302 of the Sarbanes-Oxley Act

12.2	Certification by the Chief Financial Officer of Metal Storm Limited in accordance with Section 302 of the Sarbanes-Oxley Act

13.1	Certification by the Executive Chairman in accordance with Section 906 of the Sarbanes-Oxley Act

13.2	Certification by the Chief Financial Officer in accordance with Section 906 of the Sarbanes-Oxley Act

*	Incorporated by reference from our Registration Statement on Form 20-F filed on December 12, 2001, File No. 000-31212.

**	Incorporated by reference from our Annual Report on Form 20-F filed on July 14, 2003.

***	Incorporated by reference from our Annual Report on Form 20-F filed on July 15, 2004.

****	Incorporated by reference from our Annual Report on Form 20-F filed on June 15, 2005.