Form 20-F
period 2006-12-31
METAL STORM LTD  /ADR/
filed 2007-05-18
CIK 1119775

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
METAL STORM LIMITED
(Exact Name of Registrant as Specified in its Charter)
Australia
(Jurisdiction of Incorporation or Organization)
Building 4
848 Boundary Road
Richlands, Queensland 4077
Australia
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:
None
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Ordinary Shares in the form of American Depositary Shares, evidenced by American Depositary Receipts
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the date of the close of the period covered by the annual report.
552,691,392 Fully Paid Ordinary Shares
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
Large accelerated filer ☐                    Accelerated filer ☐                    Non-accelerated filer ☑
     Indicate by check mark which financial statement item the registrant has elected to follow.
☑ Item 17     ☐ Item 18
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐     No ☑

CURRENCY OF PRESENTATION AND EXCHANGE RATES
     All references herein to “A$” and “$” are to Australian dollars. All references herein to “US$” and “U.S. dollar” are to United States dollars. Except as otherwise stated, all monetary amounts in this annual report are presented in Australian dollars. When necessary, historic data were converted at the applicable rate for the date or year indicated. The exchange rate used to convert balance sheet accounts at December 31, 2006 was A$1.00 = US$0.7884.
     For your convenience, we have translated some Australian dollar amounts into U.S. dollar amounts at the noon buying rate in The City of New York for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”). On May 16, 2007, the noon buying rate for Australian dollars into U.S. dollars was A$1.00 =US$0.8248.
The following table contains information for the noon buying rate for the Australian dollar into U.S. dollars for the periods indicated.

	At
	Period	Average
	End	Rate (1)	High	Low
Year ended December 31,
2002	0.5625	0.5448	0.5748	0.5060
2003	0.7520	0.6589	0.7520	0.5629
2004	0.7805	0.7384	0.7979	0.6840
2005	0.7342	0.7620	0.7974	0.7261
2006	0.7884	0.7535	0.7914	0.7056
Month
January 2007	0.7740	0.7826	0.7960	0.7724
February 2007	0.7892	0.7830	0.7933	0.7726
March 2007	0.8104	0.7932	0.8104	0.7728
April 2007	0.8326	0.8273	0.8367	0.8131

(1)	Determined by averaging noon buying rates on the last day of each full month during the period.
FORWARD-LOOKING STATEMENTS
     Certain statements in this annual report may constitute “forward-looking statements”. Such forward-looking statements are based on the beliefs of our management as well as assumptions based on information available to us. When used in this annual report, the words “anticipate”, “believe”, “estimate”, “project”, “intend” and “expect” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Such forward-looking statements reflect our current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These include, but are not limited to, risks or uncertainties associated with the development of our technology, our ability to obtain government research and development grants, our ability to raise additional capital, our ability to protect our proprietary technology, the market for our products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition, the loss of key personnel and other factors identified under Item 3D “Key Information — Risk Factors” of this annual report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this annual report as anticipated, believed, estimated or expected. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this annual report and shall not be revised or updated to reflect events after the date of this document.

PART I
Item 1. Identity of Directors, Senior Management and Advisers
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
     Historically, we have prepared financial statements in Australian dollars and in accordance with Australian generally accepted accounting principles that existed at the time (“historical Australian GAAP”) in order to comply with requirements of the Australian Securities Exchange, which is our primary listing. In addition, we voluntarily prepared financial statements in U.S. dollars and in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for inclusion in our annual report on Form 20-F.
     Commencing with fiscal years beginning on or after January 1, 2005, Australian companies such as Metal Storm must comply with Australian equivalents to International Financial Reporting Standards (“A-IFRS”) as well as International Financial Reporting Standards (“IFRS”) and interpretations adopted by the International Accounting Standards Board. We believe that U.S. investors better understand IFRS than historical Australian GAAP and, as a result, we no longer prepare financial statements in accordance with U.S. GAAP, but provide reconciliations to U.S. GAAP permitted by Form 20-F.
     Our financial statements for 2006 have been prepared in Australian dollars and in accordance with A-IFRS and also comply with IFRS and interpretations adopted by the International Accounting Standards Board. For the purpose of comparability with 2006, the 2005 and 2004 financial statements included in this annual report have been prepared on a basis to comply with A-IFRS and IFRS.
     Our selected financial data set forth below for 2006, 2005, and 2004 are presented in accordance with A-IFRS. Income statement data for the years ended December 31, 2006, 2005 and 2004 the balance sheet data as at December 31, 2006 and 2005 have been derived from our audited financial statements, which are included elsewhere in this annual report. The 2004 balance sheet data are derived from our audited financial statements which are not included in this annual report.

	As of and for the year ended December 31,
	2006	2005	2004
	A$	A$	A$

Income Statement data in accordance with A-IFRS:
Revenue	2,339,310	830,645	837,201
Expenses	(14,229,339)	(10,107,359)	(12,382,001)

Loss from continuing operations	(11,890,029)	(9,276,714)	(11,544,800)
Finance costs	(2,295,847)	(35,496)	(43,568)
Income tax benefit	—	—	—
Loss after tax from continuing operations	(14,185,876)	(9,312,210)	(11,588,368)
Loss after tax from discontinued operation	(39,256)	(1,602,390)	(1,515,759)

Loss attributable to members of the parent	(14,225,132)	(10,914,600)	(13,104,127)

Basic and diluted loss per share(1)	(0.0265)	(0.0209)	(0.0262)
Weighted average ordinary number of shares outstanding	537,796,067	521,970,978	500,886,725
Income Statement data in accordance with U.S. GAAP:
Revenue	1,190,923	230,743	42,636
Loss attributable to members of the parent	(11,090,358)	(12,016,844)	(13,121,233)
Basic and diluted loss per share	(0.0206)	(0.0230)	(0.0262)
Balance Sheet data in accordance with A-IFRS:
Total current assets	26,605,477	7,115,554	17,349,971
Total assets	27,856,081	7,429,721	20,327,317
Total current liabilities	25,098,731	1,564,696	3,507,365
Long term obligations (including finance leases)	333,794	85,163	619,959
Total liabilities	25,432,525	1,649,859	4,127,324
Contributed equity	60,199,980	56,559,039	56,559,039

	As of and for the year ended December 31,
	2006	2005	2004
	A$	A$	A$

Total equity	2,423,556	5,779,862	16,199,993
Total equity in accordance with U.S. GAAP:	8,291,313	5,151,734	16,674,109
Other Financial Data:
Dividends per share	—	—	—

(1)	Net loss per ordinary share — basic and diluted is calculated as net loss for the period divided by adjusted weighted average number of ordinary shares outstanding for the same period.
     Our selected financial data set forth below for 2003 and 2002 are presented in Australian dollars and in accordance with U.S. GAAP. Income statement data for the years ended December 31, 2003 and 2002 and the balance sheet data as at December 31, 2003 and 2002 have been derived from our audited financial statements.

	As of and for the year ended
	December 31,
	2003	2002
	A$	A$

Amounts in accordance with U.S. GAAP
Income Statement data:
Total operating income	348,570	22,711
Total operating expenses	(8,153,088)	(9,949,420)

Loss from operations	(7,804,518)	(9,926,709)
Total other income	997,985	52,272

Loss after tax from discontinued operations	(373,244)	—

Net loss	(7,179,777)	(9,874,437)

Net loss per ordinary share — basic and diluted (1)	(0.016)	(0.023)
Weighted average ordinary number of shares outstanding	442,525,034	428,974,260
Balance Sheet data:
Total current assets	9,451,860	8,661,303
Total current liabilities	4,100,085	2,184,357
Total assets	15,101,660	8,825,556
Ordinary share capital	31,506,515	29,615,104
Total shareholders’ equity	9,353,392	6,578,228
Other financial data:
Dividends per share	—	—

(1)	Net loss per ordinary share — basic and diluted is calculated as net loss for the period divided by adjusted weighted average number of ordinary shares outstanding for the same period.
B. Capitalization and Indebtedness
     Not applicable.
C. Reasons for Offer and Use of Proceeds
     Not applicable.
D. Risk Factors
We may be required to redeem convertible notes before maturity, which redemption could cause us to become insolvent.
     In September 2006, we raised A$27.5 million under a rights offer of unsecured convertible notes (“Rights Offer”) in Australia and New Zealand. The convertible notes mature in September 2009 at which time Metal Storm must repay the face value of any convertible notes unless a holder of convertible notes (“Noteholder”) has elected to convert them into ordinary shares. In connection with the Rights Offer, Metal Storm entered into a Convertible Note Trust Deed (“Trust Deed”) with ANZ Executors & Trustee Company Limited (“Trustee”) on July 11, 2006. On the occurrence of a default event under the Trust Deed, Metal Storm must, if required by the Trustee, redeem all convertible notes outstanding by payment of the face value of the convertible note together with all accrued but unpaid interest.

     The default events under the Trust Deed include, but are not limited to, a failure by Metal Storm to achieve the following key commercialization milestones to the satisfaction of Noteholders or an independent expert appointed by the Trustee:
     (i) two fully functional prototypes of stabilized remotely operable weapons systems, including an Electro Optic Systems electronic fire control system (known as “RedbackTM”) and a Metal Storm Ballistic Weapon that are assembled and ready for inspection by representatives of Harmony Investment Fund Limited (“Harmony”) and customers before June 30, 2007;
     (ii) two fully functional prototype units of the Three Shot Grenade Launcher (known as “3GL”) are assembled and ready for inspection by representatives of Harmony and customers before June 30, 2007; and
     (iii) a successful live test firing of low velocity air burst rounds and low velocity high explosive rounds suitable for Metal Storm Ballistic Weapons in conjunction with Singapore Technologies Kinetics Ltd (“ST Kinetics”) before June 30, 2007.
     Progress towards these milestones includes:
     (i) The integrated RedbackTM weapons system was successfully fired at an Australian Army range in March 2007. The system was able to engage three targets at 90 meters with two rounds each in six seconds. Revised versions of the Metal Storm weapons are currently being fabricated in readiness for a high explosive shoot in Singapore in June 2007 to satisfy the milestone.
     (ii) All technology components for the 3GL (including display, integrated grip, round detection and fire control) have been developed and tested and are now being integrated into the 3GL. Five weapons are currently under construction for testing in Singapore in June 2007 to satisfy the milestone.
     (iii) High explosive rounds were successfully fired in February 2006. We continue to refine our stacked round technology. Two versions of rounds are currently being tested to support the firings of high explosive and enhanced blast rounds for testing in Singapore in June 2007 to satisfy the milestone.
     Although we believe we will satisfy the milestones, there can be no assurance that we will satisfy these milestones in accordance with the above schedule, in which case a default event may be triggered requiring redemption of the convertible notes as soon as the latter half of 2007.
     In addition, Metal Storm must maintain specific minimum cash balances for various periods through December 2008. Failure to satisfy this or other requirements could also result in early redemption of the convertible notes. For further details of the Trust Deed, see Item 10C.
     In the event of early redemption of the convertible notes, Metal Storm would have to raise funds to meet such obligations. It is likely that it will not be able to do so in a timely manner, or at all, in which case Metal Storm could become insolvent.
We may need additional capital and may not be able to raise additional capital on favorable terms, if at all.
     We may not have commercialized our technology when existing funds have been fully expended. Metal Storm will likely require additional capital by mid-2009 to fund product development programs. In addition, we cannot be certain that we will not seek to exploit business opportunities that will require us to raise additional capital from equity or debt sources. In particular, developing and commercializing new technology and products to develop our business could require a significant commitment of additional resources that could, in turn, require us to obtain additional funding. We may also require further funds to pursue regulatory clearances, prosecute and defend our intellectual property rights, develop marketing capabilities and fund operating expenses.
     Our ability to obtain additional financing will be subject to a number of factors, including market conditions and our operating performance. These factors may render the timing, amount, terms and conditions of additional financing unattractive for us. The sale of additional equity or convertible debt securities would result in dilution to our existing stockholders. Additional debt could result in increased expenses and could result in further covenants that would restrict our operations. We cannot be certain that we will be able to raise any required funding or capital on favorable terms or at all. If we are unable to obtain such additional funding or capital when needed, we may be required to reduce the scope of our anticipated plans, including our research and development activities, which could materially adversely affect our business, financial condition and results of operations.
     We have incurred operating losses in each year since our inception. We had net losses of A$14.2 million and A$10.9 million for the years ended December 31, 2006 and 2005, respectively. We expect to incur additional operating losses over the next several years. Our profitability is dependent on our ability, alone or with others, to complete the successful product engineering of our technology, obtain any required regulatory clearances, and commercialize our products. We cannot be certain if or when we will achieve profitability.

We are in the product engineering phase and do not yet have any product for sale based on our core technology.
     Most of our technology requires further research, development, testing and possibly regulatory approval prior to any commercial sales. Metal Storm does not currently derive any revenue from the commercial sale of any applications of our technology. We cannot be sure of the extent to which the technology or any products we develop will be able to penetrate the potential markets for defense or commercial applications or gain market acceptance.
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
     There is competition among defense development companies for qualified technical employees and retaining and attracting qualified individuals is critical to our success. The responsibility of overseeing day to day management and the strategic management of Metal Storm is concentrated amongst a small number of key people. In the past ten months, our Chief Operating Officer, Chief Technology Officer and Chief Financial Officer resigned for personal reasons. The loss of the services of key personnel could have a material adverse effect upon Metal Storm, as we may not be able to recruit replacements for the key personnel within a short timeframe.
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
     In its usual configuration, the Metal Storm technology stacks a number of projectiles in each barrel, and a quantity of propellant or gunpowder is located in a space that separates the projectiles. As a result, to hold the additional propellant that may be required for barrels may be longer and therefore heavier. For these reasons, the development risk of our technology increases as the operating pressure of the system increases. The extent to which these factors will affect the development of and the practical applications of our technology is uncertain. Unlike conventional gun systems, which are mechanical in operation, our technology is reliant on a 100% electronic fire control system. Electronic systems may be adversely affected by electromagnetic interference. Failure to design the electronics systems to minimize susceptibility to natural or man-made electromagnetic interference may result in unplanned and potentially catastrophic failure of our technology.

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
     Under the provisions of the Patents Act 1990 (Commonwealth of Australia) (“Patents Act”), the Commonwealth of Australia has the right to exploit, or authorize others in writing to exploit, an invention for the services of the Commonwealth of Australia at any time after a patent application has been made. The remuneration and terms for exploitation are determined by agreement between the person entitled to the benefit of the patent application, or the person’s nominee, and the Commonwealth of Australia. If there is no agreement, the determination is made by a prescribed court.
     Under the provisions of the Patents Act, a patent or a patent application may also be acquired by the Commonwealth of Australia. In that instance, all rights in the patent, or the patent application, vest in the Commonwealth of Australia. Compensation must be paid in an amount to be agreed between the person entitled to be compensated, and the Commonwealth of Australia. If there is no agreement, the amount of compensation is determined by a prescribed court. As such an acquisition clearly involves an acquisition of property, the terms of that acquisition must be “just”, within the meaning of the Australian Constitution.
     The Patents Act also allows the Commissioner of Patents, on the direction of the relevant Minister of the Commonwealth of Australia, to prohibit or restrict the publication of information about the subject matter of a patent application. While any such order is in force, the complete specification of the application is not open to public inspection, acceptance must not be notified and a patent must not subsequently be granted. As a result, if the Commonwealth of Australia were to take action on one or more of our patents under the Patents Act, we may not be able to exclusively commercially exploit such patents in the way we currently intend. Additionally, the compensation we receive in connection with such actions may be significantly less than what we would receive if we were to retain full rights to the patent.
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
     U.S. government contracts are usually conditional upon the continuing availability of U.S. Congressional appropriations. Congress usually appropriates funds for a given program on a fiscal-year basis even though contract performance may take more than one year. Consequently, at the outset of a major program, the contract is usually partially funded, and additional monies are normally committed to the contract by the procuring agency only as appropriations are made by Congress for future fiscal years. In addition, most U.S. government contracts are subject to modification government contracts are subject to modification in the event of changes in funding. Any failure by Congress to appropriate additional funds to any program in which we participate or any contract modification as a result of funding changes could materially delay or terminate such program and therefore have a material adverse effect on our business, results of operations or financial condition.
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
     As Metal Storm is a listed company in both Australia and in the United States, our share price will be subject to the numerous influences that may affect both the broad trend in the local and international share market and the share prices of individual companies and sectors. Investors should recognize that the price of ordinary shares and options in Metal Storm may fall as well as rise. Our share price has been and is likely to continue to be volatile, particularly due to our relatively limited trading volume. Our share price could fluctuate significantly due to a number of factors, including:
•	variations in our anticipated or actual operating results;

•	sales of substantial amounts of our shares;

•	announcements about us or about our competitors, including new products;

•	litigation and other developments relating to our patents or other proprietary rights or those of our competitors;

•	governmental regulation and legislation;

•	our available cash resources or the need to seek additional funding through public or private equity or debt financings;

•	our inability to meet the key commercialization objectives set forth in the Trust Deed in connection with our 2006 Rights Offer; and

•	changes in securities analysts’ estimates of our performance, or our failure to meet analysts’ expectations.
     Many of these factors are beyond our control.
     Our major shareholder, James Michael O’Dwyer, beneficially owns 34% of Metal Storm’s ordinary shares. In the past, he has indicated an intention to sell approximately one-half of his shareholding to someone who would likely be a long term investor. Any such sale and any significant subsequent resales may cause volatility in our share price. In addition, a significant number of shares could be issued upon conversion of the convertible notes and the exercise of options issued to Noteholders in September 2006. See Item 7A—“Major Shareholders.”
We are not currently paying dividends and we may not pay dividends in the future.
     Until we make a profit, our directors will not be able to recommend that any dividends be paid to our shareholders. Our directors will not resolve a formal dividend policy for us until we generate profits. Our future profitability will depend on future earnings, as well as our working capital requirements. Our directors’ current intention is to reinvest our income in the continued development and operation of our business. We may continue to generate operating losses on research projects until such time as our technology, or products resulting from research into our technology, are successfully commercialized. There are a number of factors beyond our control and our directors’ control, for example changes in technology, market competition, exchange rate fluctuations and governmental policy, which may also impact on our profitability and ability to pay dividends.
We have been, and likely will be again, classified as a passive foreign investment company for U.S. federal income tax purposes.
     We believe that we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in 2000, 2002, 2003, 2004, 2005 and 2006 but not in 2001. We expect that Metal Storm will be a PFIC again in 2007.
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
Our ADR holders are not shareholders and do not have shareholder rights.
     The Bank of New York, as depositary, executes and delivers our American Depositary Receipts, or ADRs, on our behalf. Each ADR is a certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs. Our ADR holders will not be treated as shareholders and do not have the rights of shareholders. The depositary will be the holder of the shares underlying our ADRs. Holders of our ADRs will have ADR holder rights. A deposit agreement among us, the depositary and our ADR holders, and the beneficial owners of ADRs, sets out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs.
     Our ADR holders do not have the same voting rights as our shareholders. Shareholders are entitled to our notices of general meetings and to attend and vote at our general meetings of shareholders. At a general meeting, every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote on a show of hands. Every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote per fully paid ordinary share on a poll. This is subject to any other rights or restrictions which may be attached to any shares. Our ADR holders may instruct the depositary to vote the ordinary shares underlying their ADRs, but only if we ask the depositary to ask for their instructions. If we do not ask the depositary to ask for the instructions, our ADR holders are not entitled to receive our notices of general meeting or instruct the depositary how to vote. Our ADR holders will not be entitled to attend and vote at a general meeting unless they withdraw the ordinary shares. However, our ADR holders may not know about the meeting enough in advance to withdraw the shares. If we ask for our ADR holders’ instructions, the depositary will notify our ADR holders of the upcoming vote and arrange to deliver our voting materials and form of notice to them.
     The depositary will try, as far as practical, subject to Australian law and the provisions of the depositary agreement, to vote the shares as our ADR holders instruct. The depositary will not vote or attempt to exercise the right to vote other than in accordance with the instructions of the ADR holders. We cannot assure our ADR holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. In addition, there may be other circumstances in which our ADR holders may not be able to exercise voting rights.

Item 4. Information on Metal Storm
A. History and Development of Metal Storm
     Our legal and commercial name is Metal Storm Limited, which was incorporated under the laws of Australia on April 13, 1994. Our principal office is located at Building 4, 848 Boundary Road, Richlands, Queensland, Australia 4077. Our telephone number is 011-61-7-3123-4700. Our website address is www.metalstorm.com. Information on our website and websites linked to it do not constitute part of this annual report. In 2001, our subsidiary Metal Storm Inc. opened an office in Arlington, Virginia, which is close to the Pentagon. Our agent for service of process in the United States is Mr. Peter D. Faulkner, 4350 N. Fairfax Drive, Suite 810, Arlington, VA 22203.
     In 1994, we acquired patents and intellectual property from Mr. J.M. O’Dwyer. In consideration for these patents, we issued to Mr. J.M. O’Dwyer 1,125,000 ordinary shares. Between May 1994 and March 1999, a total of 2,625,000 ordinary shares were issued to a variety of investors raising a total of A$1,993,875.
     In anticipation of our initial public offering in Australia, we effected a 21.4 to 1 stock split in March 1999 that increased our issued capital from 3,750,002 to 80,250,042 ordinary shares. In June 1999, we raised A$12 million in an initial public offering in Australia by offering and selling 4,000,000 ordinary shares at an issue price of A$3.00 per share. Our ordinary shares were listed on the Australian Securities Exchange in July 1999 under the symbol “MST.” In May 2000, we effected a 5 to 1 stock split, thereby increasing our issued capital from 84,250,042 to 421,250,210 ordinary shares.
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
     In December 2003, we acquired Seattle-based ProCam Machine LLC (“ProCam”) in exchange for the issuance of 5,524,926 ordinary shares of Metal Storm Limited and US$189,739 (A$256,716) cash. As part of this acquisition, Metal Storm assumed US$2.2 million (A$2.9 million) in debt. ProCam is a manufacturer of precision-machined parts for the defense, electronics, aircraft and space propulsion industries. In June 2005, Metal Storm sold the ProCam business. The sale enabled Metal Storm to preserve cash resources and better focus on commercializing its 40mm weapons systems. We have no material capital expenditures or divestitures currently in progress.
     In May 2006, we raised A$2.7 million, net of transactions costs, through a share purchase plan available only to shareholders resident in Australia and New Zealand. In September 2006, we raised A$25.6 million net of transaction costs, under a fully underwritten renounceable rights offer (“Rights Offer”) of convertible notes available only to shareholders resident in Australia and New Zealand. The Rights Offer was made concurrently with an offer of one new share option for every convertible note allotted.
B. Business Overview
     Metal Storm is a defense technology company with offices in Australia and the United States of America. We specialize in the research, design, development and integration of projectile launching systems utilizing its “electronically initiated / stacked projectile” technology for use in the defense, homeland security, law enforcement and industrial markets.
Strategy
     The focus of our engineering and development activities over the past 18 months has been on our 40mm weapons system and each of its key components — specifically the launcher, munitions, ignition systems, fire control processors and re-loading systems. The 40mm weapons system category has been chosen as our primary focus in the short to medium term because we believe it provides the quickest path to the initial commercialization of our technology. We believe that Metal Storm technology is ideally suited to the 40mm category because the market for 40mm weapons and munitions is worldwide and covers both military and law enforcement sectors and this market is growing due to the increased use of 40mm weapons in modern warfighting.
     The majority of our current and ongoing work is focused on low velocity/low pressure systems with progression into some specific higher velocity applications planned to occur in the near future. Metal Storm’s current commercialization strategy has the following key elements:
•	completing the engineering of current Metal Storm 40mm weapon system components to a standard suitable for certification by relevant government agencies;

•	building and demonstrating new and selected existing weapon prototypes designed to attract demand for early adoption by end-users;

•	producing weapon prototypes to customer specifications in funded programs;

•	obtaining certification of components and product prototypes by relevant government agencies, particularly the U.S. Department of Defense;

•	merging our technology into fully integrated weapons systems that are adaptable to a variety of applications in current demand by military customers;

•	securing customer production orders for certified products; and

•	using the successful commercialization of 40mm weapons systems as a platform from which we can then branch out into other weapons categories and other applications of our core technology.
     Contracted research and development projects provide a valuable source of market opportunities as well as generating revenue. Contracts are generally funded by potential customers and are a recognized channel to market, particularly in the U.S. defense industry, where they can lead to eventual purchase orders. Most contracts are for 40mm weapons systems or components so the development work required aligns to the strategy points discussed above. Those contracts not for 40mm weapons systems allow us the opportunity to further refine the technology whilst providing additional revenue.
     Over the past 18 months, we have been focused on progressing the development, engineering and testing of the Metal Storm 40mm weapon system components to improve designs and materials with the aim of developing a systems package capable of “plug and play” integration with other systems, including ancillary mounts, optical targeting systems and unmanned platforms. To this end, we have created a range of proof-of-concept 40mm weapons systems that exploit the unique capabilities of our electronically initiated /stacked projectile technology and which match identified market needs and built and demonstrated several Metal Storm 40mm weapons system proof-of-concept models to customer specifications in collaboration with development partners. We have also prepared and submitted proposals for funded contracts based on the Metal Storm 40mm weapons system and formalized relationships with key industry partners such as ST Kinetics, Electro Optic Systems and the U.S. Army’s Armament Research, Development and Engineering Center (“ARDEC”). We have undertaken the collaborative development and testing of munitions for the Metal Storm 40mm weapons system with ST Kinetics and ARDEC, with the aim of ultimately taking off-the-shelf warheads that have been certified for military use and converting them to Metal Storm configuration. We expect that these collaborative efforts will reduce the time which would otherwise be required for certification of those munitions.
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
Recent achievements
     Recent achievements, arising out of this strategic focus, include the successful completion of live firing trials and demonstrations of the 40mm weapons technology in several different configurations, including:
•	the successful test firing of high explosive, enhanced blast explosive and high explosive air burst munitions in conjunction with ST Kinetics in February 2006;

•	the successful test firing of the Redback TM Weapon System and munitions in collaboration with Electro Optic Systems and ST Kinetics in February 2006, March 2007 and April 2007;

•	the initial test firing and trials of a prototype high explosive 40mm grenade assembly developed in collaboration with ARDEC in March 2006;

•	successful live fire demonstration from an unmanned aerial vehicle in collaboration with Dragonfly Pictures Inc. in September 2006;

•	ongoing development and firings of the three Shot Grenade Launcher; and

•	ongoing refinement and development of munitions for use in all Metal Storm 40mm weapons systems.
     Engineering
     Metal Storm is engaged in a focused period of engineering work that will include testing and prototyping the various elements of our 40mm weapon systems. Testing of two fully functional prototypes of stabilized remotely operable weapons systems, testing of two fully functional prototype units of the Three Shot Grenade Launcher (known as “3GL”) and a live test firing of low velocity air burst rounds and low velocity high explosive rounds suitable for Metal Storm Ballistic Weapons are all scheduled for scheduled from late May through June 2007.

     Most of the above work is being carried out in our Australian office, while our U.S. office is focused on contract performance on customer-specified systems. The combined tactics of systems development and application insertion are designed to help assure customer interest in Metal Storm-enabled systems, while providing feedback to Metal Storm engineers. The current labor breakdown is that approximately 90% of the Australian engineering effort is focused on RedbackTM and 3GL with 10% focused on high-velocity systems. In the United States, approximately 90% of the engineering effort is concentrated on contracted systems development and 10% is on internal research and development for systems improvements.
     Business Development
     Our strategy is to focus on winning commercial contracts for the supply and integration of our weapon systems. Our business model is to integrate our unique technology into a range of military systems as the foundation for growing a wider business. We aim to generate a range of products that exploit the unique selling points of our technology and which match current market needs in areas where sustainable long-term profit growth is possible. Our business development effort is focused on building a customer base for a line of products based on our 40mm weapons system technology.
     A key element of our business development strategy will be to schedule live-fire demonstrations to showcase the technical and operational capabilities of our technology and prototype products. These demonstrations serve a technical development and data gathering purpose, and a business development purpose. Typically we would aim to conduct these demonstrations for a select audience of military and defense industry decision-makers.
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
     Our technology has the following features and benefits:
•	electronically programmable rates of fire from single shots to ultra-rapid rates;

•	no moving parts, resulting in increased reliability and availability because there is less maintenance required and decreased possibility of malfunction;

•	increased firepower to weight ratio resulting in a lighter weapon with greater firepower compared to conventional weapons;

•	modular pods that could operate as a complete weapon system in one container;

•	100% electronic operation;

•	the potential of grouping multiple calibers and multiple lethalities in one gun allowing the user to vary the use to a specific situation;

•	numerous hybrid configurations and capability for special applications; and

•	fast second round strike capability before recoil effect.

Internal Product Development
     Currently, the two primary internally-funded development programs consist of RedbackTM, which is a four barrel pod for a rapid slewing weapons mount, and 3GL, which is a rifle-mounted or handheld three-shot grenade launcher. The research not only encompasses the weapons themselves, but also associated electronic fire control systems and projectile technology.
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
     RedbackTM is being developed in a consortium with Electro Optic Systems Pty Limited (“EOS”), who will supply the gimbal, mount and acquisition and tracking electronics, and ST Kinetics, who will provide the ammunition. The weapon components are being funded and developed by Metal Storm. The RedbackTM program commenced in November 2005 and is currently focused on producing a number of systems for demonstration, testing and evaluation by the U.S. Department of Defense and others commencing in the second half of 2007. The project has already demonstrated the adaptation of existing ST Kinetics high explosive rounds to Metal Storm configuration for stacking ammunition in a barrel. Trials were conducted in Singapore in February 2006.
     Effective August 2005, Metal Storm entered into an exclusive Teaming Agreement with EOS for the joint development, manufacturing and marketing of a stabilized remote weapon system. The agreement terminates on December 31, 2012 unless terminated earlier by joint agreement of the parties or upon the occurrence of certain termination events. Each party is responsible for its own development costs under the agreement. The agreement provides that intellectual property which is developed solely by one party under the agreement will be owned solely by that party. Intellectual property that is developed through the collaboration of both parties will be owned by EOS except for technology that can only be utilized in connection with Metal Storm’s stacked-round systems, which will be owned by Metal Storm. If a weapon system developed under the agreement is ordered by a customer, Metal Storm will be paid for the components it provides under the terms of a separate purchase agreement.
     3GL
     The 3GL is a modular semi automatic grenade launcher that is being designed to attach to an existing assault rifle and be capable of being mounted to a separate stock for stand-alone use. The advantage of the system is that it would be able to fire three grenade rounds without reloading, enabling the soldier to maintain aim at the target. It is expected that, once developed, the 3GL would provide a higher probability of hitting a target than a conventional grenade launcher. This project is being developed entirely by Metal Storm with munitions potentially being supplied by ST Kinetics. Several 3GL proof-of-concept models have been built and successfully tested in Australia.
     Three prototypes of the 3GL are currently being prepared for demonstration firing of ST Kinetics; High Explosive, Enhanced Blast and Airburst munitions, which are expected to be conducted in Singapore in June 2007.
     Fireworks
     Metal Storm holds a number of patents relating to the formation of aerial images. The fireworks research is intended to add value to this intellectual property. Initial development has demonstrated the ability to launch, spin-stabilize and light the fuse of fireworks projectiles in a stacked configuration. There are currently no specific fireworks products under development.
     Systems for Unmanned Vehicles
     Metal Storm weapon systems are well suited to robotic vehicle applications as they are lightweight with all projectiles pre-stacked in the barrel. Additionally, with the lack of mechanical parts associated with conventional reload systems, the weapons are expected to be extremely reliable and well suited to tele-robotic applications.
     Metal Storm has already demonstrated such systems, including a series of live fire demonstrations that were held at the U.S. Army’s range facility at Picatinny Arsenal in New Jersey in March 2005. The demonstrations consisted of multiple live firings of a purpose-built version of the Metal Storm 40mm weapon system, mounted on a TALON unmanned ground vehicle produced by Foster Miller.
     We have also worked with Dragonfly Pictures Inc., a U.S. designer/manufacturer of unmanned helicopters, to weaponize a version of its DP-4X Vertical Take Off and Landing Unmanned Aerial Vehicle. Demonstrations of this system were held in September 2006.

     Metal Storm continues to pursue opportunities for the application of its technology to unmanned robotic platforms.
          Handgun
     We have been developing a production prototype “smartgun” version of the Metal Storm electronically initiated handgun, which is based on our small caliber launching system in conjunction with the New Jersey Institute of Technology (“NJIT”). Using the NJIT’s Dynamic Grip Recognition authorizing technology, this product would be designed to meet the requirements specified under legislation in the State of New Jersey, and then other markets.
     After thorough analyses of the state of our handgun technology, the challenges of obtaining certification, likely production and marketing costs, the state of competition and market sensitivities, and the time and funds required to successfully generate a product, it is clear that the handgun in either its basic or smartgun form, should not be our primary focus for internal investment at this time.
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
     Specific projects under the CRADA are to be undertaken pursuant to a Statement of Work, which is negotiated and executed at the start of each new project. Statements of Work contain provisions governing project scope, ownership of co-developed technology and intellectual property and cost responsibility. We have recently completed a Statement of Work where Metal Storm was responsible for funding both its and ARDEC’s expenses under the project. Total costs were US$287,315 which included costs rolled over from a previous CRADA. The previous Statement of Work has expired and there are no current commitments remaining. We have the option to extend the Statement of Work for further projects, the terms of which are currently being negotiated.
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

          Electronically Initiated Munitions Development — ST Kinetics
     This program involves the development of a range of electronically initiated munitions in collaboration with ST Kinetics, specifically for use with Metal Storm weapons. The range will be based on the existing ST Kinetics family of 40mm munition types, adapted to Metal Storm configuration. The program commenced in September 2005. High explosive and enhanced blast rounds plus air burst munitions were successfully test-fired at ST Kinetics’ Bukit Timah range facility in Singapore in February 2006.
     Effective September 2005, Metal Storm entered into an exclusive Teaming Agreement with ST Kinetics for the development, testing, manufacture and marketing of munitions to be used in conjunction with the weapons systems being developed under the teaming agreement with EOS and other under Metal Storm projects. The agreement terminates in December 2012 unless terminated earlier by joint agreement of the parties or upon a default by one party. The agreement provides that intellectual property which is developed solely by one party under the agreement will be owned solely by that party. Intellectual property that is developed through the collaboration of both parties will be owned sole or jointly by Metal Storm except for technology relating to the internal workings of the warheads, which will be owned by ST Kinetics. Each party is responsible for its own development costs under the agreement. If munitions developed under the agreement are ordered by a customer, the parties will negotiate the terms of payment and manufacture under a separate purchase agreement.
External Development Programs
     In addition to our internal product development programs, we seek external funding from military and government agencies to develop products in collaboration with other parties.
     U.S. Navy SBIR Contract — Metal Storm Active Protection System
     This contract is for the development of a remotely controlled Active Protection System for mounting on various types of unmanned ground vehicles. It is funded through a Phase II Small Business Innovation Research (“SBIR”) contract sponsored by the U.S. Navy’s Space and Naval Warfare Systems Command and the Office of Naval Research. Metal Storm is providing an unattended remotely operated weapon system designed to operate in a networked environment for the protection of very high value assets. The contract, which commenced in January 2006, is scheduled for completion by July 2007.
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
     StarChase Contract — Pursuit Management System Phase II Lead System Integrator
     StarChase LLC has engaged Metal Storm to act as the lead systems integrator on the commercialization of the patented StarChase vehicle tagging technology. The contract requires Metal Storm to generate a production-ready configuration of the StarChase system, and to produce, implement, and provide support for a limited number of systems to be used for operational testing. The contract commenced in May 2006 and is scheduled for completion by August 2007.
     U.S. Marine Corps — 18mm Stacked Round Firing System
     This contract is for the design, fabrication and test of 18mm stacked round firing systems. Under the terms of the contract, Metal Storm will explore the feasibility of employing 18mm fin stabilized high explosive projectiles from an accessory under-barrel weapon for the M-16A4 service rifle. The firing technology will be a test bed potentially leading to U.S. Marine Corps experimentation with larger diameter finned projectiles than are possible with shot gun-launched munitions. The contract was announced in July 2006 and is scheduled for completion in July 2007.
     U.S. Army — Explosive Ordinance Disposal
     Under this contract with the U.S. Army, Metal Storm engineering has completed the preliminary design for a multiple shot disrupter to counter Improvised Explosive Devices (“IED”) missions pursuant to a sole source, fixed price contract from the U.S. Army. The success of this preliminary design effort may to lead to a follow on effort where design details will be finalized and proof guns and munitions will be fabricated. This contract was awarded in 2006 and is scheduled to be completed in June 2007.

Research Agreements with Government Agencies
     We currently have no active agreement with Australian government agencies for the development of our technology.
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

Intellectual Property
     We principally rely upon patents, trade secret, copyright and contract law to protect the intellectual property in our proprietary technology. See Item 3D “Key Information — Risk Factors” for a discussion of risks associated with protecting our intellectual property.
     We aggressively pursue patent applications for new inventions. Since our inception, we have filed many patent applications, including, but not limited to, applications relating to:
•	stacked projectile delivery systems and stacked projectile weapon systems, in particular the sealing, reload and ignition thereof;

•	technology related to encoding weapons to permit authorized access only;

•	ammunition and projectiles;

•	electronic firing technology;

•	area denial;

•	fire fighting;

•	increased first shot kill probability;

•	fireworks;

•	missile defense and target interception;

•	directional control of missiles;

•	unmanned aerial vehicle weaponization;

•	adapting conventional munitions to Metal Storm configuration; and

•	selectable kinetic energy weapons.
     As of December 31, 2006, we had
•	22 granted U.S. patents and 16 pending U.S. patent applications including two allowed applications;

•	23 granted Australian patents and 14 pending Australian patent applications including one allowed application; and

•	127 other patents granted outside the United States and Australia and 215 pending applications outside the United States and Australia including 11 allowed applications (including 19 pending and one allowed European application).
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
C. Organizational Structure
     Not applicable.

D. Property, Plant and Equipment
     We lease approximately 16,194 square feet of office and workshop space in Richlands, Australia. The annual gross rental payments are approximately A$127,848 payable in monthly installments of approximately A$10,654. The lease expires on June 30, 2009.
     We lease approximately 6,149 square feet of office space in Arlington, Virginia. The annual gross rent effective March 2007 is US$207,708 (A$263,455), payable in monthly installments of approximately US$17,309 (A$21,956). The lease expires on June 30, 2010.
Item 4A. Unresolved Staff Comments
     Not applicable.

Item 5. Operating and Financial Review and Prospects
     You should read the following discussion and analysis in conjunction with Item 3A “Key Information — Selected Financial Data” and our consolidated financial statements, the notes to the consolidated financial statements and other financial information appearing elsewhere in this annual report. The consolidated financial statements have been prepared in accordance with Australian equivalents to International Financial Reporting Standards (“A-IFRS”), which differs in certain significant respects to U.S. Generally Accepted Accounting Principals (“U.S. GAAP”). Refer to Notes 26 and 27 to Metal Storm’s consolidated financial statements as at and for the year ended December 31, 2006 for a description of the significant differences between A-IFRS and U.S. GAAP and a reconciliation of shareholders’ equity and net loss to U.S. GAAP. In addition to historical information, the following discussion and other parts of this annual report contain forward-looking statements that reflect our plans, estimates, intentions, expectations and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. See the “Key Information — Risk Factors” section of Item 3D and other forward-looking statements in this annual report for a discussion of some, but not all factors that could cause or contribute to such differences.
A. Operating Results
Overview
     Metal Storm Limited was incorporated as a private company in Australia in April 1994. We are a defense technology company that is involved in the research, development and commercialization of projectile launching systems that utilize electronically fired, “stacked projectile” technology. In 2006, we worked on several contracts with various U.S. government departments and private companies.
     In order to meet Metal Storm’s objectives to develop, manufacture and market commercial products effectively, we may require further funding until such time that product sales are of sufficient volume to generate positive cash flows from operations. This has taken longer and has cost more than originally anticipated. Based on the expected levels of operating expenditures, in order to continue its operations past mid-2009, Metal Storm may require additional sources of capital. While Metal Storm has previously been successful in raising additional capital, there can be no assurance that we will be able to raise sufficient capital to continue our operations. If we are unsuccessful in our efforts to obtain sufficient financing to continue to fund our current operations, we will be required to significantly reduce or cease operations altogether.
     We intend to continue to devote substantial resources to research and development as we transition our technology from proof of concept to product implementation. Most of our funding for our external development programs has come from capital raisings in Australia. We have also received revenue from grants and contracts under various government programs. We fund our internal product development through our accumulated funds.
     We have incurred net losses since our inception. We recognized a net loss of A$13.1 million, A$10.9 million and A$14.2 million in the years ended December 31, 2004, 2005 and 2006, respectively. Our accumulated losses from inception to December 31, 2006 are A$66.7 million. We expect to incur increasing losses in the foreseeable future as we continue to invest in the research and development of our patented electronically initiated “stacked projectile” technology prior to entering into commercialization phase. We expect that losses will fluctuate from period to period and that such fluctuations may be substantial as a result of, among other things, the results of our research and development programs, the number of future prototypes we produce and test and potential design changes required as a result of testing. We are approaching the latter stage of product development and do not expect any revenues from product sales until at least the first half of 2008. While there has been significant interest in our proof-of-concept demonstrations, we cannot give assurance that we will manufacture or sell our products successfully or ever achieve or sustain profitability.
Where We Derive Our Revenue
     In 2006 and 2005, our principal sources of revenue were systems integration work and interest income.
Critical Accounting Policies
     Our discussion and analysis of our operating and financial review and prospects are based upon our consolidated financial statements, which have been prepared in accordance with A-IFRS. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of revenue, assets, liabilities and expenses. We re-evaluate our estimates on an on-going basis. Our estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.
     We believe the following are our critical accounting policies that affect our more significant judgments and estimates used in the preparation of our financial statements.

     Revenue Recognition
     Revenue is recognized and measured at the fair value of the consideration received or receivable to the extent that it is probable that the economic benefits will flow to Metal Storm and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:
     (i) Sale of goods
     Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Risks and rewards of ownership are considered passed to the buyer at the time of delivery of the goods to and acceptance by the customer, and collectibility of the selling price is reasonably assured.
     (ii) Rendering of services
     Revenue is recognized when key milestones or deliverables specified within each agreement are achieved and accepted by all parties to the agreement, no performance obligation with respect to the milestone or deliverables remains, the arrangement fee is fixed, and collectibility is reasonably assured. For most of our contract service revenue arrangements, revenue is recognized upon delivery of a report summarizing the findings of specified research activities requested by our customers. For those contracts requiring acceptance of the delivery of our report by our customers, we recognize revenue upon receipt of written acceptance or payment in lieu of written acceptance. Our contract service arrangements offer no rights of return.
     (iii) Construction contracts
     Construction revenue and expenses are recognized in accordance with the percentage of completion method unless the outcome of the contract cannot be reliably estimated. Where it is probable that a loss will arise from a construction contract the excess of total expected contract costs over total expected contract revenue is recognized as an expense immediately.
     For fixed price contracts, the stage of completion is measured by reference to labor hours incurred to date as a percentage of estimated total labor hours for each contract. Revenue from cost plus contracts is recognized by reference to the recoverable costs incurred during the reporting period plus the percentage of fees earned.
     The percentage of fees earned is measured by the proportion that costs incurred to date bear to the estimated total costs of the contract. Where the outcome of a contract cannot be reliably estimated, contract costs are recognized as an expense as incurred, and where it is probable that the costs will be recovered, revenue is recognized to the extent of costs incurred.
     Share-based payment transactions
     We provide benefits to employees (including directors) of Metal Storm in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (‘equity-settled transactions’).
     We currently provide these benefits through:
     (i) options issued to executives and employees as part of a remuneration package issued in accordance with the power contained in our constitution, and
     (ii) the Employee Share Option Plan (‘ESOP’).
     The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined using a Black-Scholes model.
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
     We have applied the requirements of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards in respect of equity-settled awards and have applied AASB 2 Share-Based Payments only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005.
     Transfer of an entity’s equity instruments by its shareholders to parties that have supplied goods or services to the entity (including employees) are considered share-based payments. These instruments are measured at the fair value of goods or services received. Where the fair value of the goods or services cannot be reliably measured we measure the fair value of the equity instruments granted.
     Effective January 1, 2005, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 Revised (“SFAS 123R”), “Share-Based Payment”, using the modified-prospective-transition method. Under the transition method, compensation costs recognized during the year ended December 31, 2005 include the unvested portion of all share based payments granted prior to January 1, 2005, and compensation costs for all share-based payments granted subsequent to January 1, 2005 based on the grant date fair value estimated in accordance with the provisions of 123(R). Results for prior periods have not been restated.
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
     There are no differences in share-based payment expense between U.S. GAAP and A-IFRS in 2006 and 2005.
Comparison of Annual Results of Operations
     2006 compared with 2005
     Revenue. Revenue increased by A$1,508,665 from A$830,645 in 2005 to A$2,339,310 in 2006 principally due to higher fees earned from systems integration work carried out by our U.S. office. This increase is also due in part to higher interest revenue, which increased by A$158,378 to A$758,280 due to additional interest earned which resulted from the increase in cash from the proceeds of the Rights Offer.
     Our contract revenue came from four contracts during 2006, each of which contributed a relatively even proportion. A contract with StarChase LLC valued at US$1.2 million to act as the lead systems integrator on the commercialization of patented StarChase vehicle tagging technology is expected to be completed during 2007. Terms of the contract with StarChase provide for the delay of payment until 2008, which is when we expect to recognize the balance of revenue from this contract. Accordingly, we do not expect similar revenue in 2007 compared to 2006.
     Expenses. Total expenses, excluding finance costs, increased A$4.1 million (41%) from A$10.1 million in 2005 to A$14.2 million in 2006. Significant movements in operating expenses were:

•	Employee expenses increased A$873,708 (19.6%) from A$4,468,640 in 2005 to A$5,342,348 in 2006, primarily due to the costs of additional staff employed throughout the year and executive bonuses.

•	Professional fees decreased A$42,456 (2.4%) from A$1,774,369 in 2005 to A$1,731,913 in 2006 due to cost savings achieved through performing more work in-house rather than using external consultants. These savings were off-set by professional fees of A$399,141 associated with a proposed capital raising that commenced in 2005 and was terminated in 2006.

•	Research and development expenses decreased A$156,342 (13.6%) from A$1,146,364 in 2005 to A$990,022 in 2006 reflecting the change in focus of the U.S. office from research and development on our internal programs to contract performance.

•	Administrative expenses decreased A$97,284 (10.5%) from A$928,931 in 2005 to A$831,647 in 2006 primarily due to a aggressive cost saving activities.

•	Facilities and equipment expenses increased A$218,950 (41.9%) from A$522,693 in 2005 to A$741,643 in 2006 primarily due to higher costs required to maintain two facilities in Brisbane for six months while a new engineering facility was being established plus higher depreciation costs resulting from the purchase of new plant and equipment.

•	Travel and entertainment expenses increased A$89,573 (20.6%) from A$433,859 in 2005 to A$523,432 in 2006 primarily due to an increase in travel costs associated with research and development activities and A$65,200 of travel costs relating to a proposed capital raising that commenced in 2005 and was terminated in 2006.

•	Public relations and compliance expenses decreased A$155,580 (31.4%) from A$494,786 in 2005 to A$339,206 primarily due to savings achieved through more work performed in-house rather than using external consultants.

•	In 2006 we had an A$3,244,330 embedded derivative expense that reflects the movement in the fair value of the conversion option embedded in the convertible notes issued in 2006. The fair value of the liability component of convertible notes is carried as a current liability on an amortized cost basis until extinguished on conversion or redemption.
     Finance Cost. Our finance costs increased A$2,260,351 from A$35,496 in 2005 to A$2,295,847 in 2006 due to the issue of unsecured convertible notes in connection with the Rights Offer in September 2006. These finance costs include the accretion of the convertible note liability of A$870,700 and the quarterly interest payable on the convertible notes of A$897,327. The finance costs also include A$467,000 which represents the fair value of options issued to Harmony Investment Fund Limited (“Harmony”) in accordance with a facilitation agreement dated July 20, 2006. Harmony was sub-underwriter of the Rights Offer.
     Net Loss. As a result of the foregoing, our net loss increased from approximately A$10.9 million in 2005 to A$14.2 million in 2006. Due to our continuing losses, no income tax expense has been recognized.
     2005 compared with 2004
     Revenue. Revenue decreased A$6,556 (0.8%) from A$837,201 in 2004 to A$830,645 in 2005 due to lower interest revenue, which was A$599,902 in 2005 compared to A$794,565 in 2004. This decrease was partially offset by contract revenue increasing by A$188,107 from A$42,636 in 2004 to A$230,743 in 2005.
     Expenses. Total expenses excluding finance costs decreased A$2,274,642 (18.4%) from A$12,382,001 in 2004 to A$10,107,359 in 2005. Significant movements in operating expenses were:
•	Employee expenses increased A$717,181 (19.1%) from A$3,751,459 in 2004 to A$4,468,640 in 2005, primarily due to a termination payment of A$500,000 made to Mr. J M O’Dwyer upon his resignation in 2005 plus the costs of additional engineering staff in Australia.

•	Professional fees decreased A$247,204 (12.2%) from A$2,021,573 in 2004 to A$1,774,369 in 2005 due to cost savings achieved through performing more work in-house rather than using external consultants.

•	Research and development expenses increased A$134,257 (10.5%) from A$1,280,621 in 2004 to A$1,146,364 in 2005 principally due to higher research and development activity in both the United States and Australia related to our core 40mm technology.

•	Administrative expenses decreased A$397,966 (30.0%) from A$1,326,897 in 2004 to A$928,931 in 2005 primarily due to aggressive cost saving activities.
•	Facilities and equipment expenses increased A$103,579 (24.7%) from A$419,114 in 2004 to A$522,693 in 2005 primarily due to higher rental costs at our Arlington, Virginia office, which was expanded in late 2004 to support our greater research and development and business development focus.

•	Travel and entertainment expenses decreased A$362,752 (45.5%) from A$796,611 in 2004 to A$433,859 in 2005 primarily due to an increased focus on cost savings during the year, particularly in lower travel expenses.

•	Public relations and compliance expenses decreased A$122,924 (19.9%) from A$617,710 in 2004 to A$494,786 in 2005 primarily due to savings achieved through more work performed in-house rather than using external consultants.

•	In 2004 we had an A$1,834,152 impairment loss on the goodwill arising from the acquisition of ProCam. We had no goodwill impairment in 2005.
     Net Loss. As a result of the foregoing, our net loss decreased from approximately A$13.1 million in 2004 to A$10.9 million in 2005. Due to our continuing losses, no income tax expense has been recognized.
Effects of Currency Fluctuations
     Our functional currency is the Australian dollar. We translate our financial statements denominated in foreign currency in accordance with Australian Accounting Standards. The reporting currency for all periods presented is the Australian dollar.
     Costs not denominated in Australian dollars are re-measured in Australian dollars, when recorded, at the prevailing exchange rates for the purposes of our financial statements. Consequently, fluctuations in the rates of exchange between the Australian dollar and U.S. dollar currencies will affect our results of operations. An increase in the value of a particular currency relative to the Australian dollar will increase the Australian dollar reporting value for transactions in that particular currency, and a decrease in the value of that currency relative to the Australian dollar will decrease the Australian dollar reporting value for those transactions.
     The effect of foreign currency translation is reflected in our financial statements in the statements of changes in shareholders’ equity and is reported as accumulated translation reserve. At December 31, 2006, the impact of the foreign currency translation was an accumulated reserve of (A$84,572) compared to accumulated reserve balance of (A$94,785) at December 31, 2005. The fluctuations are caused by fluctuations in the exchange rate between the Australian dollar and the U.S. dollar. We have not entered into any hedging arrangements to mitigate the effects of currency fluctuations.
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
     The following table sets forth our consolidated cash flows for the past two years.

	Year ended December 31
	2006	2005
	A$	A$

Net cash used in operating activities	(7,456,339)	(10,534,561)
Net cash provided by (used in) investing activities	2,603,896	(1,470,492)
Net cash provided by (used in) financing activities	28,046,849	(2,466,723)
Effect of exchange rate changes on cash	—	(1,959)

Net movement in cash and cash equivalents	23,194,406	(14,471,776)

     Cash used in operating activities in each of the past two years consisted primarily of losses incurred in operations.
     In 2005, net cash used in investing activities consisted of the sale proceeds for the net assets of ProCam (A$2.3 million) as well as the purchase and sale of fixed interest securities. In 2006, net cash provided by investing activities was a result of the sale of some of our fixed interest securities and the purchase of property, plant, and equipment

     In 2005, net cash used by financing activities consisted primarily of repayments of borrowings owed by ProCam as well as repayments of borrowings from financing insurance premiums of Metal Storm. In May 2006, we raised approximately A$2.7 million, net of transaction costs, from shareholders resident in Australia and New Zealand through a share purchase plan. In addition, we raised A$25.6 million net of costs in September 2006 through the Rights Offer.
     Borrowings
     In 2006, Metal Storm Limited issued 203,703,704 convertible notes to existing shareholders in Australia and New Zealand at the rate of one convertible note for every 2.674 existing ordinary shares held to raise gross proceeds of A$27.5 million on September 1, 2006 under the Rights Offer. The Rights Offer was made concurrently with the offer of one new share option for every two convertible notes allotted, which resulted in 101,852,055 listed options being granted. In addition, 10 million options were granted to Harmony or its nominees in consideration for a short term working capital facility of A$5 million which was never drawn on by Metal Storm. A further 65 million options were issued to Harmony as payment for Harmony’s commitment to sub-underwrite the Rights Offer up to A$26.1 million.
     Convertible notes bear interest at the rate of 10% per annum on the face value of A$0.135 per convertible note over the term. Interest is payable quarterly in arrears, however, Metal Storm may elect to defer payment of some or all of the interest for the first year. The term of the convertible notes is three years from the date of issue unless converted into ordinary shares. The maturity date of the convertible notes is September 1, 2009, at which time Metal Storm must repay the face value of A$0.135 per convertible note to the Noteholders, unless Noteholders have elected to convert some or all of their convertible notes into ordinary shares at a conversion price which is the lesser of A$0.135 or 90% of the volume weighted average price of Metal Storm’s ordinary shares during the 30 business days immediately preceding the conversion date. Noteholders can elect to convert some or all of their convertible notes into ordinary shares at the beginning of each quarter, at the maturity date and at certain other times.
     The convertible notes were issued under Trust Deed, the details of which are discussed in Item 10.C of this Form 20-F. It is possible that the convertible notes could become due and payable in 2007 if certain performance-related milestones are not achieved. See Item 3D — Risk Factors — “We may be required to redeem convertible notes before maturity, which redemption could cause us to become insolvent.”
     Metal Storm has finance leases for workshop equipment and demountable buildings with a carrying amount of A$306,180. These leases expire within three years with no option to renew the leases or purchase the assets at the completion of the lease term. These finance leases are secured through a bank guarantee deposit.
     In addition, our annual insurance premiums are paid by a third party financier to whom we make monthly repayments with interest. In 2006, the amount of this insurance premium was A$496,972 of which A$43,156.29 (including interest) is payable per month.
     Other Material Commitments
     We had no material capital expenditures during the past two years and do not expect to incur any material capital expenditure in 2007.
     Future Cash Needs
     We expect that operating expenses will continue to be the principal use of our cash resources. Available cash resources, including new funds raised in 2006 under the Rights Offer, are expected to provide us with sufficient capital to fund our operations through mid-2009.
C. Research and Development: Patents and Licenses
     Our primary activity since incorporation in 1994 has been the research and development of our technology. Expenditure on this activity was A$1.0 million and A$1.1 million for the years ended December 31, 2006 and 2005, respectively inclusive of the tax concession for research and development. Our policy is to focus our research on selected internal product development projects as well as external development programs under which we work in collaboration with other parties. See Item 4B “Information on Metal Storm — Business Overview”.
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
E. Off-Balance sheet arrangements
     Not applicable.
F. Tabular disclosure of contractual obligations
     The following tables summarize our contractual obligations and commitments as of December 31, 2006:

	Payments due by period
	Total	Less Than			More than
Contractual Obligations	A$	1 Year	1 — 3 Years	4 — 5 Years	5 Years

Capital (Finance) Lease Obligations	306,180	50,335	255,845	—	—
Operating Lease Obligations	1,200,146	380,269	819,877	—	—
Convertible Note Obligation	26,633,079	—	26,633,079	—	—

Total	28,139,405	430,604	27,708,801	—	—

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
The following people comprise our board of directors and executive officers:

Name	Position
Terence J. O’Dwyer	Chairman
James M. Crunk	Director
Dr. Peter D. Jonson	Director
John R. Nicholls	Director
Dr. Lee J. Finniear	Chief Executive Officer
Peter D. Faulkner	Senior Vice-President — Director of U.S. Operations
Dr. Joe Cronin	Managing Engineer
Peter R. Wetzig	Company Secretary
     Terence J. O’Dwyer. Mr. O’Dwyer, a chartered accountant in Australia, has been a director of Metal Storm since 1998. He was Executive Chairman between April 2006 and February 2007, when he assumed the day to day management of Metal Storm but, in line with our cost reduction strategy, did not receive any compensation for this role. He is also the Independent Chairman of BDO Kendalls, a large Queensland accountancy firm of which he had been a partner for 28 years until his retirement in 2005. He is also a director of Bendigo Bank Limited and Qld Theatre Co. and is the chairman of Brumbys Bakeries Holdings Limited.
     James M. Crunk. Mr. Crunk was appointed as a Director in September 2005. He has almost 25 years experience in the U.S. aerospace, defense, manufacturing and telecommunication industries and has international experience in arranging and negotiating partnerships, joint ventures, strategic alliances, financing and major contracts. He is the CEO of Advanced Technology Ventures, Inc., a company providing services to both the commercial and government contracting industries. Previously, he was the Chief Financial Officer for a privately held government contractor, the Controller of a division of a large defense contractor and the Chief Financial Officer of various start-up companies.
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
     John R. Nicholls. Mr. Nicholls was appointed as a Director in September 2006 pursuant to an agreement with Harmony Capital Partners Pte Limited who were sub-underwriters in connection with the Rights Offer. He has extensive experience in the Australian and international business communities with start-up and established companies, having held senior management positions and directorships for several Australian and international companies in the manufacturing, distribution, trading and merchant banking industries. He is a director of Nylex Limited and Brandrill Limited, each of which is listed on the Australian Securities Exchange.
     Dr. Lee J. Finniear. Dr Finniear was appointed Chief Executive Officer in February 2007. He is responsible for the overall management of the operations of Metal Storm as well as managing our investor relations and capital requirements and corporate affairs. Prior to joining Metal Storm, Dr. Finniear was Chief Executive Officer of Derceto Ltd from May 2006 to January 2007. He was Vice President Asia Pacific with Intergraph Corporation’s largest division from 2003 to 2006. He has held senior executive roles in technology companies that service defense organizations worldwide and has direct experience with defense industry acquisition procedures. Dr. Finniear holds a PhD in an engineering related field.
     Peter D. Faulkner. Mr. Faulkner is responsible for the management and administration of our U.S. operations and contracting activities and provides oversight of the U.S. based engineering team. Mr. Faulkner has more than 25 years of experience as a Department of Defense contractor, focused on military weapons support systems. Prior to joining Metal Storm, he served as Vice President for ManTech International Corporation, one of the U.S. government’s leading providers of innovative technologies and solutions for mission-critical national security programs. Preceding his 21 years at ManTech, Mr. Faulkner worked at Aircraft Armaments Incorporated.
     Dr. Joe Cronin. Dr. Cronin joined Metal Storm in October 2004. He has overall responsibility for the technical direction of Metal Storm as well as the management of the Australian Engineering team. As well as a PhD in Robotics and an MBA, Dr. Cronin holds a number of hands-on qualifications in explosives, munitions and weapons. Dr. Cronin began his career in the defense industry at AWA defense and Aerospace in 1988. Since that time his career has focused on the management of complex cross-disciplined engineering development. Such roles have included the commissioning of the cauldron for the Sydney 2000 Olympics, the automation of explosives delivery trucks in Canada and the installation and commissioning of mining equipment in central Queensland.
     Peter R. Wetzig. Mr. Wetzig was General Manager — Commercial of Metal Storm from August 1999 to December 2002 and re-joined Metal Storm in May 2007 as Company Secretary. He has been a professional corporate governance consultant to public and private company groups for the past four years. Mr. Wetzig is a Fellow of both the Chartered Institute of Company Secretaries and the Institute of Chartered Accountants in Australia.
B. Compensation
     In 2006, the aggregate remuneration we paid and that accrued to our directors and senior management was A$2,754,478. In accordance with Australian superannuation legislation, we contributed A$75,907 to superannuation funds for our directors and executive officers for their pension, retirement and other similar benefits in 2006.
     The remuneration and benefits paid to our directors and executive officers during 2006, on an individual basis, are set out in the table below.

	Primary Benefits
			Non		Post	Share Based	Termination
			Monetary		Employment	Payment	Benefits	Total	Total
December 31, 2006	Salary & Fees	Cash Bonus	Benefits	Other	Superannuation	Options (2)	Termination	Remuneration	Performance Related
	A$	A$	A$	A$	A$	A$	A$	A$	%
T J O’Dwyer	80,000	—	—	—	—	—	—	80,000	—
W A Downing(1)	105,108	—	—	—	—	174,617	—	279,725	—
D L Alspach	32,515	—	—	—	—	—	—	32,515	—
J M Crunk	93,210	—	—	—	—	—	—	93,210	—
P D Jonson	53,750	—	—	—	—	—	—	53,750	—
J R Nicholls	16,322	—	—	—	—	—	—	16,322	—
B S McComish	31,667	—	—	—	—	—	—	31,667	—
D A Smith(4)	114,219	—	3,774	2,847	—	36,625	241,258	398,723	—
J D MacDonald(3)	214,438	69,188	—	—	25,207	28,214	—	337,047	20.5%
G L Bergeron III	256,833	77,453	6,671	14,088	—	—	—	355,045	21.8%
(3)(7)(8)
P D Faulkner	235,803	12,409	5,112	10,451	—	8,998	—	272,773	4.5%
(3)(7)(8)
J Cronin(3)(6)	153,044	23,063	15,939	—	16,543	11,286	—	219,875	10.5%
I A Gillespie(3)	224,802	165,500	—	—	34,157	—	—	424,459	39.0%
J C Chehansky(5)(7)(8)	88,611	—	3,474	1,055	—	3,345	62,882	159,367	—
Totals	1,700,322	347,613	34,970	28,441	75,907	263,085	304,140	2,754,478	12.6%

Footnotes:

1.	In 2003, General W. Downing entered into a call option agreement with J. M. O’Dwyer, Metal Storm’s major shareholder. Under this agreement, General Downing has the option to acquire 2,000,000 ordinary shares owned and held by J. M. O’Dwyer if he holds office as a Director for a continuous period of three years. The value of this right has been amortized over the three year vesting period. Although General Downing resigned in November 2006, he has fulfilled the requirements of this agreement.

2.	Options are valued using the Black-Scholes option pricing model. See Note 14 of the financial report.

3.	Bonuses were achieved for year ended December 31, 2005 however, were paid in 2006 when funds were available.

4.	Under a Deed of Termination, Mr. Smith (who resigned as Chief Executive Officer in May 2006) was paid three months salary in lieu of notice, and six months salary as a separation payment.

5.	Under a Deed of Termination, Mr. Chehansky (who resigned in 2006) was paid three months salary in lieu of notice.

6.	Non-monetary benefit consists of a novated motor vehicle lease.

7.	Non-monetary benefit consists of medical insurance cover.

8.	Other short-term benefit consists of life insurance cover.
     During the year ended December 31, 2006, the following options over ordinary shares were granted as equity remuneration benefits to directors and executives. Options issued to executives were granted as equity compensation for services performed in the 2006 year in accordance with employment contracts and letters of offer. These options were not issued as part of an incentive plan.

	Granted		Terms and Conditions for each Grant					Vested
			Fair Value per
December 31,			Option	Exercise Price
2006	Number	Grant Date	(A$)(1)	(A$)	Expiry Date	First Exercise Date	Last Exercise Date	Number	%

Directors
T J O’Dwyer	—	—	—	—	—	—	—	—	—
W A Downing	490,000	28/04/06	$0.06	$0.40	28/04/11	28/04/06	28/04/11	490,000	100.0
D L Alspach	450,000	28/04/06	$0.06	$0.40	28/04/11	28/04/06	28/04/11	450,000	100.0
DA Smith	125,000	28/04/06	$0.06	$0.40	30/06/11	30/06/06	30/06/11	125,000	100.0
D A Smith	125,000	28/04/06	$0.06	$0.40	30/06/11	30/06/06	30/06/11	125,000	100.0
D A Smith	125,000	28/04/06	$0.06	$0.40	30/06/11	30/06/06	30/06/11	125,000	100.0
D A Smith	125,000	28/04/06	$0.06	$0.40	30/06/11	30/06/06	30/06/11	125,000	100.0
D A Smith	125,000	28/04/06	$0.06	$0.40	30/06/11	30/06/06	30/06/11	125,000	100.0
P D Jonson	—	—	—	—	—	—	—	—	—
J R Nicholls	—	—	—	—	—	—	—	—	—
Executives
J D MacDonald	—	—	—	—	—	—	—	—	—
I A Gillespie	—	—	—	—	—	—	—	—	—
G L Bergeron III	—	—	—	—	—	—	—	—	—
J Cronin	—	—	—	—	—	—	—	—	—
P D Faulkner	25,000	06/02/06	$0.09	$0.40	31/12/10	06/02/06	31/12/10	25,000	100.0
	25,000	06/02/06	$0.09	$0.40	31/03/11	31/03/06	31/03/11	25,000	100.0
	25,000	06/02/06	$0.09	$0.40	30/06/11	30/06/06	30/06/11	25,000	100.0
	25,000	06/02/06	$0.09	$0.40	30/09/11	30/09/06	30/09/11	25,000	100.0
	25,000	06/02/06	$0.10	$0.40	31/12/11	31/12/06	31/12/11	25,000	100.0
	25,000	06/02/06	$0.10	$0.40	31/03/12	31/03/07	31/03/12	—	—
	25,000	06/02/06	$0.10	$0.40	30/06/12	30/06/07	30/06/12	—	—
	25,000	06/02/06	$0.11	$0.40	30/09/12	30/09/07	30/09/12	—	—
J C Chehansky	37,500	26/05/06	$0.04	$0.40	31/03/11	26/05/06	31/03/11	37,500	100.0
	37,500	26/05/06	$0.05	$0.40	30/06/11	30/06/06	30/06/11	37,500	100.0

Total	1,840,000							1,765,000

(1)	See Note 14 to the accompanying consolidated financial statements for a discussion of our share-based payment plan.
C. Board Practices
     Under our constitution, our board of directors is required to be comprised of at least three directors. As of December 31, 2006, our board was comprised of five directors and is currently comprised of four directors. Our directors are elected to the board of directors for a three-year term and one-third of the directors retire by rotation at each annual general meeting of shareholders. Mr. John Nicholls was appointed as a Director in September 2006 pursuant to an agreement with Harmony in connection with the Rights Offer.
     The board of directors has established an Audit Committee that consists of three directors. Current members of our Audit Committee are Mr. James Crunk (Chairman of the Audit Committee), Dr. Peter Jonson and Mr. John Nicholls.
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
     Our board of directors has established a Finance Committee that is intended to be an oversight body on capital raisings, mergers and acquisitions and the financial function of Metal Storm’s operations. Mr. Crunk is Chairman Dr. Jonson is the other member of the Finance Committee.
     The board of directors has also established a Nominations and Remuneration Committee, whose members are: Mr. Nicholls and Dr. Jonson. The board of directors’ remuneration objective is to motivate directors and management to pursue the long-term growth and success of Metal Storm within an appropriate control network.
     The Nominations and Remuneration Committee reviews the compensation arrangements of all directors and executive officers on an annual basis and makes recommendations to the board. The Nominations and Remuneration Committee reviews and assesses the appropriateness of compensation arrangements of directors and executive officers by reference to relevant employment market conditions and with regard to performance based on set key performance indicators. Executive bonuses are linked to the achievement of pre-determined key performance indicators, and can also be granted based on the discretion of the Nominations and Remuneration Committee. In order to retain and attract executives of sufficient caliber to facilitate the efficient and effective management of our operations, the Nominations and Remuneration Committee seeks the advice of external advisers in connection with the structure of remuneration packages. It is the Nominations and Remuneration Committee’s policy that employment agreements are entered into with all executives.
     Remuneration packages contain the following key elements:
•	salary/fees;

•	benefits — including the provision of retirement and health benefits; and

•	incentive schemes — including performance-related bonuses and share options under the discretionary share option plan.
     It is the Nominations and Remuneration Committee’s policy that payment of equity based remuneration to executive and non-executive directors is subject to shareholder approval. Metal Storm operates a discretionary employee option plan to enable the board of directors to provide an incentive to and to reward, full time executives and employees for the role that they play in the future success of Metal Storm. Invitations to participate in the discretionary employee option plan are at the absolute discretion of the board of directors. Invitations to participate in the employee option plan specify the details of the invitation, such as maximum number of shares, date by which the application must be made by the invitee, the exercise price, any conditions attached to the exercise of the option and any disposal restrictions. The exercise price is not less than the market value of Metal Storm’s shares on the date determined by the board of directors, and the aggregate number of shares subject to options cannot exceed 5% of Metal Storm’s shares then on issue. There are also individual limits on the number of options that may be granted to employees and individual limits on the number of shares that may be allotted and issued to employees upon exercise of the options. The exercise period for the options granted under the employee option plan is the earliest of (a) the third anniversary of the date of grant of the option; (b) the date on which any special circumstances including death, disability, redundancy, retirement or cessation of employment arise; (c) a takeover, compulsory acquisition, reconstruction, amalgamation or liquidation; and ending on the earliest of (d) the date which is 2 days before the tenth anniversary of the date of grant; (e) the last day before the first anniversary of the date on which any special circumstance arises; and (f) the expiry of specified time frames set out in the employee option plan in relation to the circumstances in (c) above. An option lapses upon expiry of the exercise period, termination of the option holder’s employment otherwise than in a special circumstance, upon the option holder being adjudicated bankrupt, or any purported transfer, assignment or alienation of the options by the option holder. The board of directors may at any time cease making further offers or invitations, but the subsisting rights of options are not affected in such circumstances. Non-executive directors do not have service contracts with Metal Storm.
D. Employees
     We employed 25 staff as at December 31, 2006.

E. Share Ownership
At April 30, 2007, the beneficial interests of the directors and executives in the ordinary shares and options of Metal Storm were:

			Number of Options
	Number of Shares Held		Exercisable

T. J O’Dwyer	180,855	(2)	33,819 (4)
J. M Crunk	32,714	(3)	—
P. D. Jonson	340,000		—
J. R. Nicholls(5)	—		—
L. J. Finniear	—		—
P. D. Faulkner	—		150,000
J. Cronin	—		200,000
P. R. Wetzig	400		—

(1)	At April 30, 2007, the number of outstanding shares was 587,715,123. There are 18,000,938 unlisted share options and 176,760,489 options quoted on Australian Securities Exchange.

(2)	101,233 shares are owned by Mr. Terence J. O’Dwyer and Mrs. P.M. O’Dwyer, 79,622 shares are owned by Louclaben Pty Ltd in trust for the O’Dwyer Family Account.

(3)	Shares are held in the name of Morgan Stanley Dean Witter, Profit Share Plan, for the benefit of James M. Crunk.

(4)	Options were issued in connection with the Rights Offer and are quoted and may be traded on Australian Securities Exchange.

(5)	John Nicholls is a director of Metal Storm and a director and investment manager of Harmony Capital Partners Pte Limited (“Harmony”). Harmony Investment Fund Limited is an entity that is managed by Harmony Capital Partners and which owns securities in Metal Storm. At April 30, 2007, Citicorp Nominees Pty Ltd held 20,678,097 ordinary shares, 132,282,922 quoted convertible notes and 122,150,515 quoted options on behalf of Harmony Investment Fund Limited.
     We can grant options to purchase our shares to our directors and employees under our constitution and under our discretionary share option scheme and under various employment agreements. See Item 10B “Additional Information — Our Constitution” for a summary of the provisions of our constitution relating to the issuance of options and Note 14 to the accompanying consolidated financial statements and Item 6B “Directors, Senior Management and Employees — Compensation” for a summary of the terms of our various option schemes

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
     The following table presents certain information regarding the beneficial ownership of our ordinary shares as of April 30, 2007 by each person known by us to be the beneficial owner of more than 5% of our ordinary shares. Beneficial ownership is determined according to the rules of the Securities and Exchange Commission and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options that are exercisable within 60 days. Information with respect to beneficial ownership has been furnished to us by each director, executive officer or 5% or more shareholder, as the case may be. Unless otherwise indicated, to our knowledge, each shareholder possesses sole voting and investment power over the shares listed, subject to community property laws where applicable.
     All holders of our ordinary shares have the same voting rights.
     The below table lists applicable percentage ownership based on 587,715,123 ordinary shares outstanding as of April 30, 2007. Options to purchase our ordinary shares that are exercisable or convertible notes that can be converted into ordinary shares within 60 days of April 30, 2007 are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage.

	Number of Ordinary
Name of Shareholder	Shares	Percentage of Class

James Michael O’Dwyer(1)	199,804,908	34.0%

(1)	131,554,681 shares are owned by Mr. J.M. O’Dwyer, 68,250,122 shares are owned by O’Dwyer Investments Pty Ltd as trustee for the O’Dwyer Family Discretionary Trust and 105 shares owned by Rhonda Clare O’Dwyer in trust for Mr. J.M. O’Dwyer.
     As of April 30, 2007, Citicorp Nominees Pty Limited held 132,282,922 convertible notes and 122,150,515 options on behalf of Harmony Investment Fund Limited. If all these options and convertible notes were exercised or converted and no other optionholder or Noteholder converted their holdings, Harmony would hold in excess of 30% of the ordinary shares in Metal Storm Limited. The diluting effect of this transaction would make Harmony the largest shareholder.
     As of April 30, 2007, 0.9% of our ordinary shares were held by 60 U.S. holders of record and 98% of our ordinary shares were held by 9,196 Australian holders of record.
     As of April 30, 2007, 5,656,953 American Depositary Shares, representing 113,139,060 ordinary shares, were outstanding.
B. Related Party Transactions
     In October 2003 General Wayne Downing entered into a call option agreement with Mr. J.M. O’Dwyer, Metal Storm’s major shareholder. Pursuant to this agreement, General Downing has the option to call for the transfer of 2,000,000 ordinary shares held by Mr. J.M. O’Dwyer at an exercise price of A$0.40 per share. The call option is exercisable on one or more occasions until October 10, 2013, but only in the event certain conditions are satisfied, including General Downing holding office as a Director of Metal Storm Limited for a continuous period of three years to October 10, 2006. The value of this right has been amortized over the three year vesting period. General Downing resigned as a Director on November 1, 2006 and as such, has satisfied this condition for the transfer of ordinary shares under the call option agreement. As of April 30, 2007, General Downing had not exercised this option.
C. Interest of Experts and Counsel
     Not applicable.

Item 8. Financial Information
A. Consolidated Financial Statements and Other Financial Information
     Our financial statements are included in Item 17 “Financial Statements”.
Legal Proceedings
     We are a defendant in a personal injury claim in the U.S. related to a motor vehicle accident in which one of our former executive officers was involved. We are not involved in any other legal, arbitration or governmental proceedings.
Dividends
     We have never declared or paid any cash dividends on our ordinary stock and we do not anticipate paying any cash dividends in the foreseeable future. Dividends may only be paid out of our profits. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors or, if our directors do not exercise their power to issue dividends, our shareholders in a general meeting may exercise the powers. See “Item 10. Additional Information — B. Constitution — Right to Share in Our Profits.” Our Directors’ current intention is to reinvest any income in the continued development and operation of our business.
B. Significant Changes
     None.

Item 9. The Offer and Listing
A. Listing Details — Price History
     Australian Securities Exchange
     Our ordinary shares were initially quoted and admitted to trading on the Australian Securities Exchange (symbol: “MST”) in 1999. The following table presents, for the periods indicated, the reported low and high market prices for our ordinary shares as quoted on the Australian Securities Exchange. All figures are in Australian dollars.

	Price Per
	Ordinary Share
	High	Low
Year Ended	A$	A$
December 31, 2006
First Quarter	$0.28	$0.18
Second Quarter	$0.21	$0.12
Third Quarter	$0.16	$0.10
Fourth Quarter	$0.17	$0.13
December 31, 2005
First Quarter	$0.27	$0.17
Second Quarter	$0.18	$0.10
Third Quarter	$0.31	$0.12
Fourth Quarter	$0.29	$0.19
December 31, 2004
Annual	$0.66	$0.20
December 31, 2003
Annual	$0.68	$0.32
December 31, 2002
Annual	$1.58	$0.42

	Price Per
	Ordinary Share
	High	Low
Month Ended	A$	A$
April 2007	$0.17	$0.14
March 2007	$0.17	$0.16
February 2007	$0.20	$0.17
January 2007	$0.21	$0.16
December 2006	$0.17	$0.14
November 2006	$0.16	$0.14
     Nasdaq SmallCap Market — American Depositary Receipts
     Our ordinary shares in the form of ADRs were listed for trading on the Nasdaq SmallCap Market (symbol: “MTSX”) in December 2001. Each ADR represents 20 ordinary shares. The following table presents, for the periods indicated, the high and low closing prices in U.S. dollars of our ADRs as reported on the Nasdaq SmallCap Market.

	Price Per
	Ordinary Share
	High	Low
Year Ended	US$	US$
December 31, 2006
First Quarter	$4.04	$2.32
Second Quarter	$3.05	$1.75
Third Quarter	$2.40	$1.80
Fourth Quarter	$3.20	$2.00
December 31, 2005
First Quarter	$4.26	$2.55
Second Quarter	$3.00	$1.75

	Price Per
	Ordinary Share
	High	Low
Year Ended	US$	US$
Third Quarter	$4.84	$1.81
Fourth Quarter	$4.70	$2.76
December 31, 2004
Annual	$14.47	$2.95
December 31, 2003
Annual	$8.53	$3.97
December 31, 2002
Annual	$15.77	$4.90

	Price Per
	Ordinary Share
	High	Low
Month Ended	US$	US$
April 2007	$2.55	$2.05
March 2007	$2.90	$2.15
February 2007	$3.01	$2.52
January 2007	$3.38	$2.50
B. Plan of Distribution
     Not applicable.
C. Markets
     Our ordinary shares are traded on the Australian Securities Exchange under the symbol “MST” and on the Nasdaq SmallCap Market in the form of American Depositary Receipts under the symbol “MTSX”.
Exemptions from certain Nasdaq Corporate Governance Rules
     Exemptions from the Nasdaq corporate governance standards are available to foreign private issuers such as Metal Storm when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. In connection with Metal Storm’s Nasdaq SmallCap Market Listing Application, Nasdaq granted Metal Storm exemptions from certain corporate governance standards that were contrary to the laws, rules, regulations or generally accepted business practices in Australia. These exemptions and the practices followed by Metal Storm during the fiscal year ended December 31, 2006 are described below.
•	Metal Storm was exempt from Nasdaq’s independence requirements for a majority of the board of directors. The Australian Securities Exchange Listing Rules did not require Metal Storm to have a majority of independent directors on the board during 2006. During most of the fiscal year ended December 31, 2006, Metal Storm did, however, have a majority of directors who were “independent” as defined in the Australian Securities Exchange Corporate Governance Principles, which definition differs from Nasdaq’s definition. Accordingly, because Australian law and generally accepted business practices in Australia regarding director independence differ to Nasdaq’s independence requirements, Metal Storm claimed this exemption in 2006.

•	Metal Storm was exempt from Nasdaq’s quorum requirements applicable to meetings of shareholders. Consistent with Australian law, Metal Storm’s constitution provides that five shareholders present shall constitute a quorum for a general meeting. Nasdaq requires that an issuer provide for a quorum as specified in its by-laws for any meeting of the holders of common stock, which quorum may not be less than 33 1/3% of the outstanding shares of an issuer’s voting common stock. Accordingly, because applicable Australian law and rules governing quorums at shareholder meetings differ to Nasdaq’s quorum requirements, Metal Storm claimed this exemption in 2006.

•	Metal Storm was exempt from the Nasdaq requirement that an issuer’s auditors be subject to a “peer review.” Neither Australian law nor the Australian Securities Exchange Listing Rules required “peer review” of independent public accountants during 2005. Accordingly, Metal Storm claimed this exemption in 2006.

•	Metal Storm was exempt from the Nasdaq requirement that issuers obtain shareholder approval prior to the issuance of securities in connection with the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and rules differ to the Nasdaq requirements, with the Australian Securities Exchange Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% of the issued share capital of Metal Storm in any 12 month period (but in determining the 15% limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the Australian Securities Exchange Listing Rules), and (iii) directors or their associates acquiring securities under an employee incentive plan. Generally accepted business practices in Australia also provide for plans involving the issue of shares to directors and employees being capped at no more than 5% of the total number of shares on issue. Metal Storm’s Discretionary Share Option

Scheme applies this 5% cap. Due to differences between Australian law and rules and the Nasdaq shareholder approval requirements, Metal Storm claimed this exemption in 2006.
D. Selling Shareholders
     Not applicable.
E. Dilution
     Not applicable.
F. Expenses of the Issue
     Not applicable.

Item 10. Additional Information
A. Share Capital
     Not applicable.
B. Our Constitution
     We are a public company limited by shares registered under the Corporations Act 2001 (Commonwealth of Australia) (“Corporations Act”) by the Australian Securities and Investments Commission (“ASIC”). We were registered as a private company in Queensland, Australia on April 13, 1994 and our registered company number is 064 270 006. Our constituent document is a constitution which is similar in nature to the by-laws of a company incorporated under the laws of the U.S. Our constitution does not provide for or prescribe any specific objectives or purposes of Metal Storm. Our constitution is subject to the terms of the Listing Rules of the Australian Securities Exchange and the Corporations Act. Our constitution may be amended or repealed and replaced by special resolution of shareholders, which is a resolution passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution.
     Our current constitution was adopted on May 14, 1999. Under Australian law, a company has the legal capacity and powers of an individual both inside and outside Australia. The material provisions of our constitution are summarized below. This summary is not intended to be complete, nor to constitute a definitive statement of the rights and liabilities of our shareholders and is qualified in its entirety by reference to the constitution, which is available on request.
Directors
     Interested Directors
     A director may not vote in respect of any contract or arrangement in which the director has, directly or indirectly, any material interest according to our constitution. Such director may not be counted in the quorum present at the meeting and if the director does vote, such vote may not be counted. Either or both of these prohibitions may be relaxed or suspended to any extent by resolution passed at a general meeting of shareholders.
     The Corporations Act prohibits directors of companies listed on the Australian Securities Exchange from voting on matters in which they have a material personal interest, requires disclosure of such interest to shareholders, and requires shareholders’ approval of any provision of related party benefits.
     Directors’ Compensation
     Our directors are paid remuneration for their services as directors, which is determined in a general meeting of shareholders. The aggregate, fixed sum for directors’ remuneration is to be divided among the directors in such proportion as the directors themselves agree, and in accordance with our constitution. The fixed sum remuneration for directors may not be increased except at a general meeting of shareholders and the particulars of the proposed increase are required to have been provided to shareholders in the notice convening the meeting.
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
     Additionally in accordance with our constitution, a director may be paid a retirement benefit as determined by the board of directors in accordance with the Corporations Act and the Australian Securities Exchange Listing Rules.
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
Rights and Restrictions on Classes of Shares
     Subject to the Corporations Act and the Australian Securities Exchange Listing Rules, rights attaching to our shares are detailed in our constitution. Our constitution provides that any of our shares may be issued with preferred, deferred or other special rights, whether in relation to dividends, voting, return of share capital, payment of calls or otherwise as the board of directors may determine from time to time. Except as provided by contract or by our constitution to the contrary, all unissued shares are under the control of the board which may grant options on the shares, allot or otherwise dispose of the shares on the terms and conditions and for the consideration it deems fit. Currently our outstanding share capital consists of only one class of ordinary shares.
     Dividend Rights
     The board may from time to time determine to pay dividends to shareholders. All unclaimed dividends may be invested or otherwise made use of by the board for our benefit until claimed or otherwise disposed of in accordance with our constitution.
     Voting Rights
     Under our constitution, each shareholder has one vote determined by a show of hands at a meeting of the shareholders. On a poll vote each shareholder shall have one vote for each fully paid share and a fractional vote for each share which is not fully paid, such fraction being equivalent to the proportion of the amount which has been paid to such date on that share. Under Australian law, shareholders of a public company are not permitted to approve corporate matters by written consent. Our constitution does not provide for cumulative voting.
     Right to Share in our Profits
     Pursuant to our constitution, our shareholders are entitled to participate in our profits only by payment of dividends. The board may from time to time determine to pay dividends to the shareholders, however no dividend is payable except out of our profits. A declaration by the board as to the amount of our profits is conclusive.
     Rights to Share in the Surplus in the Event of Liquidation
     Our constitution provides for the right of shareholders to participate in a surplus in the event of our liquidation. In certain circumstances, any division may be otherwise than in accordance with the legal rights of the contributories, and in particular, any class may be given preferential or special rights or may be excluded altogether or in part from participation in a surplus in the event of liquidation. In the case of any division otherwise than in accordance with the legal rights of the contributories, any contributory who would be prejudiced by the division has a right to dissent and has ancillary rights, as if the determination were a special resolution passed pursuant to the Corporations Act relating to the sale or transfer of our assets by a liquidator or in a voluntary winding up.
     Redemption Provisions
     There are no redemption provisions in our constitution in relation to ordinary shares. Under our constitution and subject to the Corporations Act, any preference shares may be issued on the terms that they are, or may at our option be, liable to be redeemed.
     Sinking Fund Provisions
     There are no sinking fund provisions in our constitution in relation to ordinary shares.

     Liability for Further Capital Calls
     According to our constitution, the board may make any calls from time to time upon shareholders in respect of all monies unpaid on shares, subject to the terms upon which any of the shares have been issued. Each shareholder is liable to pay the amount of each call in the manner, at the time, and at the place specified by the board. Calls may be made payable by installment.
     Provisions Discriminating Against Holders of a Substantial Number of Shares
     There are no provisions under our constitution discriminating against any existing or prospective holders of a substantial number of our shares.
Variation of Share Rights
     Our constitution provides that, unless otherwise provided by the terms of issue of the shares of such class, the rights attaching to any class of shares may, subject to the Australian Securities Exchange Listing Rules, be varied with the consent in writing of members with at least 75% of the votes in the class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of such class. Our constitution also provides that the rights conferred upon holders of shares of any class issued with preferred or other rights are, unless otherwise expressly provided by the terms of issue of the shares of that class, deemed not to be varied by the creation or issue of further shares ranking equally with the first mentioned shares. These conditions are not more significant than required by the Corporations Act.
General Meetings of Shareholders
     General meetings of shareholders may be called by the board of directors. Except as permitted under the Corporations Act, shareholders may not convene a meeting. Under the Corporations Act, shareholders with at least 5% of the votes which may be cast at a general meeting may call and arrange to hold a general meeting. The Corporations Act requires the directors to call and arrange to hold a general meeting on the request of shareholders with at least 5% of the votes that may be cast at a general meeting or at least 100 shareholders who are entitled to vote at the general meeting. Twenty-eight days’ notice of the proposed meeting of our shareholders is required under the Corporations Act.
     According to our constitution, the chairman of the general meeting may refuse admission to or exclude from the meeting, any person who is in possession of a picture recording or sound recording device, in possession of a placard or banner, in possession of an object considered by the chairman to be dangerous, offensive or liable to cause disruption, any person who refuses to produce or permit examination of any object, any person who behaves or threatens to behave in a dangerous, offensive or destructive manner, or any person who is not a director or one of our auditors, one of our shareholders or a proxy, attorney or representative of one of our shareholders.
Foreign Ownership Regulation
     There are no limitations on the rights to own securities imposed by our constitution. However, acquisitions and proposed acquisitions of shares in Australian companies may be subject to review and approval by the Australian Federal Treasurer under the Foreign Acquisitions and Takeovers Act 1975 (Commonwealth of Australia). Generally this Act applies to acquisitions or proposed acquisitions:
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

Merger, Acquisition or Restructure
     Our constitution indicates that where offers to purchase our shares have been made under a proportional takeover scheme, we are prohibited from registering a transfer which would give effect to the contract resulting from the acceptance of such an offer unless and until a resolution to approve the proportional takeover scheme is approved at a meeting by the persons entitled to vote on such resolution. The offeror or an associate of the offeror is not entitled to vote on such resolution. A person, other than an offeror or associate of the offeror, who, as at the end of the day in which the first offer under the proportional takeover scheme was made, held shares in that class of shares, is entitled to one vote for each of the shares held in that class.
Ownership Threshold
     There are no provisions in our constitution that require a shareholder to disclose ownership above a certain threshold. The Corporations Act, however, requires a substantial shareholder to notify us and the Australian Securities Exchange once a 5% interest in our shares is obtained. Further, once a shareholder owns a 5% interest in us, such shareholder must notify us and the Australian Securities Exchange of any increase or decrease of 1% or more in its holding of our shares.
Conditions for Change of Capital
     There are no conditions imposed by our constitution relating to changes in our capital which are more stringent than are required by the Corporations Act.
Stock Issues and Takeover Attempts
     We are governed by the Corporations Act which provides shareholders with broad protection in relation to takeovers, including:
•	that the acquisition of control over voting shares takes place in a efficient, competitive and informed market;

•	that shareholders have enough information to assess the merits of a proposal; and

•	that shareholders all have a reasonable and equal opportunity to participate in any benefits accruing to the shareholders through any proposal under which a person would acquire a substantial interest.
     Further, subject to certain limited exceptions provided in the Australian Securities Exchange Listing Rules, we must not issue or agree to issue shares, without the approval of holders of our ordinary shares, for three months after we are told in writing that a person is making or proposes to make, a takeover for our shares.
     The exceptions to the Australian Securities Exchange Listing Rules are as follows:
•	an issuance or agreement to issue which we have notified the Australian Securities Exchange of before we are told a person is making or proposes to make a takeover offer for our shares;

•	an issuance to our ordinary shareholders on a pro-rata basis;

•	an issuance made due to an exercise of rights of conversion already in existence;

•	an issuance by us as consideration for an off-market takeover bid made by us where we are required to comply with the provisions of the Corporations Act;

•	an issuance under a dividend stock distribution plan that is in operation before we are told a person is making or proposes to make a takeover for our shares; and

•	if there is an agreement to issue shares and such agreement is conditional on ordinary shareholders approving the issuance before the issuance is made.
Access to and Inspection of Documents
     Inspection of our records is governed by the Corporations Act. Any member of the public has the right to inspect or obtain copies of our company registers on the payment of a prescribed fee. Shareholders are not required to pay a fee for inspection of our registers or minute books of the meetings of shareholders. Other corporate records including minutes of directors meetings, financial records and other documents are not open for inspection by shareholders. Where a shareholder is acting in good faith and an inspection is deemed to be made for a proper purpose, a shareholder may apply to the court to make an order for inspection of our books.
CHESS
     We participate in the Clearing House Electronic Sub-Register System, known as CHESS, which is maintained by the CHESS Securities Clearing House pursuant to the Australian Securities Exchange Listing Rules and the Securities Clearing House business rules. CHESS is an automated, electronic transfer and settlement system with no requirement for physical title or transfer documents.

Accordingly, the legal registered record of holding balances for our CHESS-approved shares are recorded on either of the electronic CHESS sub-register or the electronic issuer sponsored sub-register, which together form the complete company register. We do not issue share certificates to shareholders. Instead, we provide shareholders with a holding statement (similar to a bank account statement) that sets out the number of ordinary shares registered in each shareholder’s name. This statement also advised shareholders of their holder identification number or shareholder reference number and relevant particulars. If a shareholding changes during any month, shareholders will receive a statement after the end of that month. Shareholders may also request statements at any other time (subject to payment of a small administration fee).
C. Material Contracts
     Terms of convertible notes
     The terms of the convertible notes were set out in the Rights Offer prospectus that was approved by the Board of Metal Storm in July 2006. At the maturity date of September 1, 2009 (“Maturity Date”), Metal Storm must repay the face value of A$0.135 to the holders of convertible notes (“Noteholders”), unless the Noteholders have elected to convert some or all of their convertible notes into ordinary shares at a conversion price which is the lesser of A$0.135 per share and 90% of the volume weighted average closing price of ordinary shares during the 30 business days immediately preceding the conversion date. Noteholders can elect to convert some or all of their convertible notes into ordinary shares at the beginning of each quarter, at the Maturity Date and at certain other times.
     Metal Storm cannot redeem any convertible notes prior to the Maturity Date. On the Maturity Date, the convertible notes must be redeemed by Metal Storm paying to the Noteholder the face value of the notes (unless the Noteholder has previously elected to convert their notes into ordinary shares). On the occurrence of an event of default (examples of which are set out below), if required by ANZ Executors & Trustee Company Limited (“Trustee”), Metal Storm must redeem all the convertible notes on issue by paying to the Noteholders the face value together with all accrued but unpaid interest at the date of redemption.
     Interest is payable on the face value at a rate of 10% per annum. Interest is payable quarterly in arrears on the last day of each quarter until the earlier of conversion or redemption of the convertible notes. Until conversion or redemption, the convertible notes are unsecured debt obligations of Metal Storm and rank equally with other ordinary unsecured creditors. The convertible notes rank behind any of our secured creditors but rank ahead of shares outstanding. Each share issued on conversion of the notes will rank equally with all existing shares then on issue. The convertible notes do not carry any entitlement to participate in rights offers, any returns of capital, bonus issue or capital reconstruction.
     Trust Deed in connection with the Rights Offer
     On July 11, 2006, Metal Storm entered into a trust deed with ANZ the Trustee in connection with the Rights Offer. Under the agreement, the Trustee has agreed to hold on trust for the Noteholders, the right to enforce Metal Storm’s obligation to repay the face value of the convertible notes.
     The Trustee has covenanted that it will exercise reasonable diligence to ascertain whether Metal Storm has committed any breach of the terms applicable to convertible notes, the Trust Deed or Chapter 2L of the Corporations Act.
     An event of default under the terms of the Trust Deed includes, but is not limited to, if Metal Storm:
•	fails to pay principal or interest in respect of any convertible note within 5 business days after it becomes due and payable;

•	if, without the prior approval of Noteholders by way of ordinary resolution, the total amount of cash held in Metal Storm’s bank accounts and in marketable securities falls below the following minimum cash levels;

Period	Minimum Cash Balance
September 1, 2006 to December 31, 2006	A$22.5 million
January 1, 2007 to June 30, 2007	A$19.5 million
July 1, 2007 to December 31, 2007	A$15 million
January 1, 2008 to June 30, 2008	A$12.5 million
July 1, 2008 to December 31, 2008	A$7.5 million
•	if the process of commercialization of the key technology of Metal Storm fails to achieve the following milestones to the satisfaction of Noteholders (resolved by way of ordinary resolution) or an independent expert appointed by the Trustee:
          (i) two fully functional prototypes of stabilized remotely operable weapons systems, including an Electro Optic Systems electronic fire control system and a Metal Storm Ballistic Weapon, as defined in the Teaming Agreement between Electro Optic Systems Pty Limited and Metal Storm dated August 2, 2005 (subsequently named the RedbackTM System) are assembled and ready for inspection by representatives of Harmony and customers before June 30, 2007;
          (ii) two fully functional prototype units of the Three Shot Grenade Launcher (known as “3GL”) are assembled and ready for inspection by representatives of Harmony and customers before June 30, 2007; and

     (iii) a successful live test firing of low velocity air burst rounds and low velocity high explosive rounds suitable for Metal Storm Ballistic Weapons in conjunction with ST Kinetics (as defined in the Teaming Agreement between the Metal Storm and ST Kinetics dated September 28, 2005) before June 30, 2007;
     Asset Purchase Agreement for the Sale of ProCam
     Effective June 1, 2005, we entered into an asset purchase agreement with Monroe Machined Products, Inc. of Seattle, Washington (“MMP”) to sell the operating assets and liabilities of the ProCam Machine LLC (“ProCam”) business to MMP. Under the terms of the sale agreement, MMP paid A$2,256,721 (US$1,711,016) for the fixed assets, current order book, inventory and the net of accounts receivable and accounts payable of ProCam. An additional amount of A$65,615 was retained in trust contingent on the satisfaction of the conditions of the agreement. This amount was paid to MMP in 2006.
     Cash Advance Facility Agreement
     In June 2006, Metal Storm signed a Cash Advance Facility Agreement with Harmony Investment Fund Limited (an affiliate of Harmony Capital Partners Pte Limited) to establish a A$5 million short-term working capital secured loan facility. The working capital facility was never drawn on by Metal Storm and all security has since been discharged by Harmony. Metal Storm granted 10,000,000 options to purchase ordinary shares to Harmony Investment Fund Limited on completion of the Rights Offer as consideration for the working capital facility.
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
E. Taxation
     The following is a summary of certain material U.S. federal income tax and Australian tax consequences to U.S. holders, as defined below, of the acquisition, ownership and disposition of American Depositary Shares (“ADSs”) or ordinary shares and is based on the laws in force as at the date of this annual report. Holders are advised to consult their tax advisors concerning the overall tax consequences of the acquisition, ownership and disposition of ADSs or ordinary shares in their particular circumstances. This discussion is not intended, and should not be construed, as legal or professional tax advise. This discussion relies in part on representations by the depositary in the deposit agreement and related documents and the assumption that each obligation in the deposit agreement and related documents will be performed in accordance with their terms.
U.S. Federal Income Tax Considerations
     To ensure compliance with U.S. Treasury Department Circular 230, investors are hereby notified that: (a) any discussion of U.S. Federal tax issues in this document is not intended or written by Metal Storm to be relied upon, and cannot be relied upon by investors in the ADSs or ordinary shares, for the purpose of avoiding penalties that may be imposed on investors in the ADSs or ordinary shares under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), (b) such discussion is written in connection with the promotion or marketing of the transactions or matters addressed herein by Metal Storm, and (c) investors in the ADSs or ordinary shares should seek advice based on their particular circumstances from their own independent tax advisors. U.S. counsel does not intend to be, and is not, engaged in the promotion or marketing of the transactions or matters described in this offering memorandum, and no inference to the contrary shall be implied by reason of the U.S. tax discussion set forth herein.
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
     In this section, a “U.S. holder” means a beneficial owner of ADSs or ordinary shares that is, for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions.
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
     Ownership of ADSs in General
     A beneficial owner of ADSs will be treated as the beneficial owner of the ordinary shares represented by such ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized by a U.S. Holder upon the exchange of ADSs for the ordinary shares represented by such ADSs. A U.S. Holder’s tax basis in an ADS generally will equal the cost of such ADS to such U.S. Holder. A U.S. Holder’s tax basis in the ordinary shares received upon an exchange of ADSs for ordinary shares will be the same as its tax basis in the surrendered ADSs and the holding period for ordinary shares received will include the period during which the holder held such ADSs.
     Dividends
     Subject to the passive foreign investment company rules, discussed below, U.S. holders will include as dividend income gross amount of any distributions of cash or property (without deduction for any withholding tax), other than certain pro rata distributions of ordinary shares, with respect to ADSs or ordinary shares to the extent the distributions are made from our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A U.S. holder will include the dividend income at the time of receipt, which, for a holder of ADSs, generally will be the date of receipt by the depositary. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits, as so determined, it will be treated first as a tax-free return of the U.S. holder’s tax basis in the ADSs or ordinary shares and thereafter as capital gain. Dividends paid by us will not be eligible for the dividends-received deduction generally allowed to U.S. corporate shareholders.
     For taxable years beginning before January 1, 2011, certain dividends received by an individual U.S. holder (as well as certain trusts and estates) from a “qualified foreign corporation” are eligible for preferential rates of taxation. A “qualified foreign corporation” generally does not include any foreign corporation that is a passive foreign investment company for the taxable year in which the dividend is paid or for the preceding taxable year. Accordingly, because we will likely be a passive foreign investment company for 2006 (as discussed below), we likely will not be a qualified foreign corporation for 2006 or 2007. If in subsequent taxable years we were eligible to be a qualified foreign corporation, then our dividends generally would be eligible for the preferential tax rates, except to the extent that the individual (1) holds a share of stock for 60 days or less during the 120-day period beginning 60 days before the ex-dividend date (or, in the case of certain preferred stock, 90 days or less during the 180-day period beginning 90 days before the ex-dividend date) as measured under Section 246(c) of the Code, (2) is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property or (3) elects to treat the dividend as investment income for purposes of determining the amount of deductible investment interest under Section 163(d)(4)(B) of the Code. Further, if an individual receives, with respect to any share of stock, an extraordinary dividend (within the meaning of Section 1059(c) of the Code) eligible for the preferential tax rates, any loss on a subsequent sale of the stock is treated as a long-term capital loss to the extent of the extraordinary dividend.
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
     If Australian dollars so received are not converted into U.S. dollars on the date of receipt, the U.S. holder will have a basis in the Australian dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the Australian dollars generally will be treated as ordinary income or loss to such U.S. holder and generally such gain or loss will be income or loss from sources within the United States for foreign tax credit limitation purposes.

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
     Subject to certain complex limitations, a U.S. holder generally will be entitled to a credit against its U.S. federal income tax liability or a deduction in computing its U.S. federal taxable income in respect of any Australian taxes withheld by us. A U.S. holder who elects a deduction for Australian taxes withheld by us must do so with respect to all foreign taxes paid or accrued in such taxable year.
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
     Passive Foreign Investment Company Status
     The Code provides special anti-deferral rules regarding certain distributions received by U.S. shareholders with respect to, and sales and other dispositions, including pledges, of shares of stock of, a passive foreign investment company (“PFIC”). A foreign corporation will be treated as a PFIC for any taxable year if 75% or more of its gross income for the taxable year is passive income or the average percentage of its assets, generally by value, that produce or are held for the production of passive income is at least 50%. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, and gains from commodities and securities transactions. In determining whether a foreign corporation is a PFIC, a pro-rata portion of the income and assets of each corporation in which it owns, at least a 25% interest (by value) is taken into account.
     We believe that we were a PFIC for U.S. federal income tax purposes in 2000, 2002, 2003, 2004, 2005 and 2006, but not in 2001. We expect that Metal Storm will be a PFIC again in 2007.
     As noted above, dividends received by an individual from a “qualified foreign corporation” are eligible for preferential rates of taxation. A qualified foreign corporation generally does not include any foreign corporation that is a PFIC for the taxable year in which the dividend is paid or for the preceding taxable year.
     A U.S. shareholder that holds stock in a foreign corporation during any taxable year in which the corporation qualifies as a PFIC is subject to tax under the “excess distribution” rules unless the shareholder elects to treat the PFIC as a “qualified electing fund” (“QEF”) or makes a “mark-to-market” election, each as discussed below. An “excess distribution” is a distribution with respect to PFIC stock that exceeds 125% of the average of such distributions over the preceding three-year period or, if shorter, the shareholder’s holding period for its shares. Excess distributions are allocated ratably to each day of the U.S. shareholder’s holding period. Amounts allocated to the current taxable year and any years before the corporation was a PFIC are currently included in gross income as ordinary income. Amounts allocated to other taxable years are taxed at the highest ordinary income tax rates in effect for those years, and the tax for each such prior year is subject to an interest charge at the rate applicable to income tax deficiencies. In addition, the entire amount of any gain that a U.S. shareholder realizes upon a sale or other disposition of shares in a PFIC is considered an excess distribution subject to tax and interest as described above. A U.S. shareholder that acquires shares in a PFIC from a decedent generally will not receive a “stepped-up” fair market value tax basis in such shares but, instead, will receive a tax basis equal to the decedent’s basis, if lower. If a corporation is a PFIC for any taxable year during which a U.S. shareholder holds shares in the corporation, then the corporation generally will continue to be treated as a PFIC with respect to the shareholder’s shares, even if the corporation no longer satisfies either the passive income or passive assets test described above, unless the U.S. shareholder terminates this deemed PFIC status by electing to recognize gain, which will be taxed under the excess distribution rules as if such shares had been sold on the last day of the last taxable year for which the corporation was a PFIC.

     The excess distribution rules may be avoided if a U.S. shareholder makes a QEF election effective beginning with the first taxable year in the shareholder’s holding period in which the corporation is a PFIC. A U.S. shareholder that makes a QEF election is required to include in income its pro rata share of the PFIC’s ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. A U.S. shareholder whose QEF election is effective after the first taxable year during the shareholder’s holding period in which the corporation is a PFIC (an “unpedigreed QEF election”) will continue to be subject to the excess distribution rules for years beginning with such first taxable year and prior to the year in which the QEF election first becomes effective, unless the shareholder elects to recognize as an excess distribution any gain that the shareholder would have recognized if the shares were sold on the first day of the first taxable year for which the QEF election is effective. Although an option to acquire PFIC stock generally is treated as PFIC stock for purposes of the excess distribution rules, a QEF election with respect to a shareholder’s shares will not apply to the shareholder’s options. If a shareholder that owns PFIC shares subject to a QEF election acquires additional shares pursuant to the exercise of an option, the additional shares will be subject to the QEF election, but the election may be an unpedigreed QEF election with respect to those shares.
     In general, a U.S. shareholder makes a QEF election by attaching a completed Internal Revenue Service (“IRS”) Form 8621 to a timely filed (taking into account extensions) U.S. federal income tax return for the year beginning with which the QEF election is to be effective. (A U.S. shareholder of a PFIC must file an IRS Form 8621 annually regardless of whether or not it makes a QEF election.) In certain circumstances, a U.S. shareholder may be able to make a retroactive QEF election. In order for a U.S. shareholder to make a valid QEF election, the corporation must annually provide or make available to the shareholder certain information. A QEF election can be revoked only with the consent of the IRS. Metal Storm does not provide to U.S. holders the information required to make a valid QEF election, and makes no undertaking to provide such information in the future.
     As an alternative to making a QEF election, a U.S. shareholder may make a “mark-to-market” election with respect to its PFIC shares if the shares meet certain minimum trading requirements. A U.S. shareholder that makes a mark-to-market election will be required to include in income each year an amount equal to the excess of the fair market value of the shares that the shareholder owns as of the close of the taxable year over the shareholder’s adjusted tax basis in the shares. The U.S. shareholder will be entitled to a deduction for the excess, if any, of the shareholder’s adjusted tax basis in the shares over the fair market value of the shares as of the close of the taxable year; provided, however, that the deduction will be limited to the extent of any net mark-to-market gains with respect to the shares included by the U.S. shareholder under the election for prior taxable years. The U.S. shareholder’s basis in the shares will be adjusted to reflect the amounts included or deducted pursuant to the election. Amounts included in income pursuant to a mark-to-market election, as well as gain on the sale or exchange of the shares, will be treated as ordinary income. The deductible portion of any mark-to-market loss, as well as loss on a sale or exchange of shares to the extent that the amount of such loss does not exceed net mark-to-market gains previously included in income, will be treated as ordinary loss.
     The mark-to-market election applies to the taxable year for which the election is made and all subsequent taxable years, unless the shares cease to meet applicable trading requirements or the IRS consents to its revocation. The excess distribution rules generally do not apply to a U.S. shareholder for tax years for which a mark-to-market election is in effect. However, if a U.S. shareholder makes a mark-to-market election for PFIC stock after the beginning of the shareholder’s holding period for the stock, a coordination rule applies to ensure that the shareholder does not avoid the tax and interest charge with respect to amounts attributable to periods before the election.
     A mark-to-market election is available to a U.S. holder only if the shares are considered “marketable” for these purposes. Shares will be considered marketable if they are regularly traded on certain U.S. stock exchanges or certain non-U.S. stock exchanges. For these purposes, shares will be considered regularly traded during any calendar year during which they are traded, other than in negligible quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose, meeting these requirements will be disregarded. It is not clear whether our ADSs or ordinary shares will meet the minimum trading requirements necessary to permit a U.S. holder to make a mark-to-market election.
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
     Backup Withholding Tax and Information Reporting Requirements
     U.S. backup withholding tax and information reporting requirements generally apply to payments to non-corporate holders of ADSs or ordinary shares. Information reporting will apply to payments of dividends on, and to proceeds from the disposition of, ADSs or ordinary shares by a paying agent within the United States to a U.S. holder, other than an “exempt recipient,” including a corporation and certain other persons that, when required, demonstrate their exempt status. A paying agent within the United States will be required to withhold at the applicable statutory rate, currently 28%, in respect of any payments of dividends on, and the proceeds from the disposition of, ADSs or ordinary shares within the United States to a U.S. holder, other than an “exempt recipient,” if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. U.S. holders who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification).
     Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. holder’s U.S. federal income tax liability. A U.S. holder may obtain a refund of any excise amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service in a timely manner and furnishing any required information.
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
     Taxation of Dividends
     Australia operates a dividend imputation system under which dividends may be declared to be ‘franked’ to the extent of tax paid on company profits. Fully franked dividends are not subject to dividend withholding tax. Dividends payable by Metal Storm to non-Australian resident shareholders will be subject to dividend withholding tax, to the extent the dividends are unfranked. Dividend withholding tax will be imposed at 30%, unless a shareholder is a resident of a country with which Australia has a double taxation agreement. Under the provisions of the current Double Taxation Convention between Australia and the United States, the Australian tax withheld on unfranked dividends paid by us to which a resident of the United States is beneficially entitled is limited to 15%, unless the shares are effectively connected to a permanent establishment or fixed base in Australia through which the shareholder carries on business or provides independent personal services, respectively.
     If a company that is a non-Australian resident shareholder owns a 10% or more interest, the Australian tax withheld on dividends paid by us to which a resident of the United States is beneficially entitled is limited to 5%.
     Tax on Sales or other Dispositions of Shares—Capital gains tax
     Non-Australian resident shareholders will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of our shares, unless they, together with associates, hold 10% or more of our issued capital at any time during the five years before the disposal of the shares. There are proposed changes to the current legislation, which would exempt holdings of 10% or more of issued capital from Australian capital gains tax. At the present time it is uncertain when these proposed changes might take effect.
     Currently, a non-Australian resident shareholder who owns a 10% or more interest would be subject to Australian capital gains tax to the same extent as Australian resident shareholders. The Australian Taxation Office maintains the view that Australian capital gains tax is not limited by the Double Taxation Convention between the United States and Australia. Australian capital gains tax applies to net capital gains at a taxpayer’s marginal tax rate but for certain shareholders a discount of the capital gain may apply if the shares have been held for 12 months or more. For individuals, this discount is 50%. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.
     Tax on Sales or other Dispositions of Shares—Shareholders Holding Shares on Revenue Account
     Some non-Australian resident shareholders may hold shares on revenue rather than on capital account, for example, share traders. These shareholders may have the gains made on the sale or other disposal of the shares included in their assessable income under the ordinary income provisions of the income tax law, if the gains are sourced in Australia.

     Non-Australian resident shareholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 29%. Some relief from Australian income tax may be available to such non-Australian resident shareholders under the Double Taxation Convention between the United States and Australia, for example, because the shareholder does not have a permanent establishment in Australia.
     To the extent an amount would be included in a non-Australian resident shareholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the shareholder would not be subject to double tax on any part of the income gain or capital gain.
     Dual Residency
     If a shareholder were a resident of both Australia and the United States under those countries’ domestic taxation laws, that shareholder may be subject to tax as an Australian resident. If, however, the shareholder is determined to be a U.S. resident for the purposes of the Double Taxation Convention between the United States and Australia, the Australian tax would be subject to limitation by the Double Taxation Convention. Shareholders should obtain specialist taxation advice in these circumstances.
     Stamp Duty
     From July 1, 2001, any transfer of shares through trading on the Australian Securities Exchange, whether by Australian residents or foreign residents, are not subject to Queensland stamp duty.
     Australian Death Duty
     Australia does not have estate or death duties. No capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries, may, however, give rise to a capital gains tax liability.
     Goods and Services Tax
     The issue or transfer of shares will not incur Australian goods and services tax and does not require a shareholder to register for Australian goods and services tax purposes.
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
     We operate in Australia and the United States and, as a result, are subject to certain foreign currency exposure. Historically, currency translation gains and losses have been reflected as adjustments to shareholders’ equity, while transaction gains and losses have been reflected as components of income and loss. Transaction gains and losses could be material depending upon changes in the exchange rate relationships between the Australian dollar and the U.S. dollar. See Item 5A “Operating and Financial Review and Prospects — Operating Results—Effects of Currency Fluctuations” above for a detailed description of the impact of foreign currency translation on our financial statements.
     In addition, convertible notes issued by Metal Storm have an embedded derivative which is required to be fair valued to market at each balance date. As such we are subject to fluctuations in our market price, interest rates and other market changes that affect market risk sensitive instruments.
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
     In connection with their audit of our 2006 consolidated financial statements our independent auditors, Ernst & Young, advised our Audit Committee that they had identified a number of material weaknesses involving our systems and processes:
     Internal control environment
     Issues identified involved segregation of duties, errors in accounting for transactions under home country GAAP and U.S. GAAP and processes surrounding preparation of the financial statements and related disclosures. Our auditors have concluded that the overall control environment has not been designed to achieve a remote likelihood that a material misstatement of the financial statements will not be prevented or detected.
     Our auditors noted that there had been improvements in the internal control environment during 2006 however observations from the audits of the December 31, 2006, 2005 and 2004 financial statements indicate that these weaknesses still exist in Metal Storm’s internal control environment.
     We have taken measures to improve the internal control systems by implementing the recommendations of our auditors. These improvements have reduced the weaknesses related to internal controls as evidenced by a significant reduction in audit differences over the period, however we acknowledge there are still improvements to be made and as such we are continuing to review our processes and internal control systems.
     U.S. GAAP Knowledge
     Our auditors have noted that the design and operation of Metal Storm’s process for reporting in accordance with U.S. GAAP continues to be inadequate to satisfy the requirements of the SEC.
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
     Segregation of Duties
     Our independent auditors noted that the lack of a segregation of duties is a common problem for companies the size of Metal Storm and recommended various measures to establish such controls. These measures have included employing additional staff to segregate finance tasks, which was implemented during 2005. Our Chief Financial Officer resigned in March 2007 and had not been replaced at the date of this annual report. It is our intention to hire a new Chief Financial Officer as soon as possible.
     Financial Statement Close Process
     Our auditors noted that although we have undertaken measures to meet the requirements of the regulators in Australia and the United States, substantial improvements are still needed as evidenced by the number and dollar value of audit adjustments to be made, the failure to reconcile accounts on a timely basis, the ability to override entries in the Australian accounting system without leaving documentation, failure to record timely reconciliations, and lack of documentation for options reserves, bond reserves, intercompany accounts, accruals and annual leave.
     Following the recommendation of our auditors, we are engaging another accounting firm to provide advice and support where necessary to help ensure that transactions are identified and recorded on a timely and accurate basis.

     Management is actively continuing in the execution of their plans to implement the appropriate processes and procedures to address the weaknesses. At this time however we acknowledge that the disclosure controls and procedures are not effective. The Audit Committee is taking an active role in this process and is monitoring the progress of these changes.
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
     We undertake to provide to any person without charge, upon request, a copy of our code of conduct. Please contact our Company Secretary at 011- 61-7-3123-4700 to obtain a copy.
     In 2006, we did not (expressly or implicitly) grant a waiver under our code of conduct to our principal executive officer, our principal accounting officer or controller or persons performing similar functions.
Item 16C. Principal Accountant Fees and Services

	December 31,
	2006	2005
	A$	A$

Audit fees	387,550	385,410
Audit-related fees	41,926	31,500
Tax fees	—	—
All other fees	—	—

Total	429,476	416,910

     Fees for audit services include fees associated with the annual audit of the consolidated financial statements, including the reconciliation to U.S. GAAP and reviews of our half-year reports. Audit —related fees principally include the performance of agreed-upon procedures in connection with capital raising activities and accounting consultation. Tax fees include tax compliance services. All other fees include reading press releases.
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
Item 18. Financial Statements
     Not applicable.
Item 19. Exhibits

Exhibit
Number	Description of Exhibit
1.1	Constitution of Metal Storm*

4.1	DSTO Research Agreement dated April 20, 2001*

4.2	Deed of Amendment to the DSTO Research Agreement dated September 13, 2002 (portions omitted pursuant to a request for confidential treatment; non-public information has been filed with the SEC)**

4.3	DSTO Technology License Agreement dated April 20, 2001, as amended (portions omitted pursuant to a request for confidential treatment; non-public information has been filed with the SEC)*

4.4	Employment Agreement of Dr. Lee Finniear

4.5	Letter of Offer to Mr. P. D Faulkner

4.6	Separation Agreement, dated February 8, 2005, of J.M. O’Dwyer***

4.7	Deed of Termination Agreement, dated May 20, 2006, of David A. Smith****

4.8	Employment Agreement of Dr. Joe Cronin

4.9	Cash Advance Facility Agreement, dated June 16, 2006, between Metal Storm and Harmony Investment Fund Limited****

4.10	Discretionary Share Option Scheme*

4.11	Convertible Note Trust Deed dated July 11, 2006

8.0	List of Subsidiaries of Metal Storm Limited

12.1	Certification by the Chief Executive Officer of Metal Storm Limited in accordance with Section 302 of the Sarbanes-Oxley Act

12.2	Certification by the Financial Controller of Metal Storm Limited in accordance with Section 302 of the Sarbanes-Oxley Act

13.1	Certification by the Chief Executive Officer in accordance with Section 906 of the Sarbanes-Oxley Act

13.2	Certification by the Financial Controller in accordance with Section 906 of the Sarbanes-Oxley Act

*	Incorporated by reference from our Registration Statement on Form 20-F filed on December 12, 2001, File No. 000-31212.

**	Incorporated by reference from our annual report on Form 20-F filed on July 14, 2003.

***	Incorporated by reference from our annual report on Form 20-F filed on June 15, 2005.

****	Incorporated by reference from our annual report on Form 20-F filed on July 17, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Metal Storm Limited
We have audited the accompanying consolidated balance sheets of Metal Storm Limited and its controlled entities (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Metal Storm Limited and its controlled entities as of December 31, 2006 and 2005 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with Australian Accounting Standards.
Australian Accounting Standards vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Notes 26 and 27 to the consolidated financial statements.

/s/ Ernst & Young Brisbane, Australia May 9, 2007

Metal Storm Limited
Consolidated Income Statements (Australian Dollars)
For the Years Ended 31 December 2006, 2005 and 2004

			2006	2005	2004
	Note		A$	A$	A$

Continuing operations

Revenue	4	(a)	2,339,310	830,645	837,201

Expenses
Consumables used			(152,471)	(4,360)	—
Employee expenses	4	(b)	(5,342,348)	(4,468,640)	(3,751,459)
Professional fees			(1,731,913)	(1,774,369)	(2,021,573)
Research and development			(990,022)	(1,146,364)	(1,280,621)
Administrative expenditure			(831,647)	(928,931)	(1,326,897)
Facilities and equipment			(741,643)	(522,693)	(419,114)
Travel and entertainment			(523,432)	(433,859)	(796,611)
Communication and technology			(348,191)	(306,335)	(342,549)
Public relations and compliance			(339,206)	(494,786)	(617,710)
Unrealised net foreign exchange differences			(254)	(785)	1,378
Realised net foreign exchange differences			16,118	(26,237)	7,307
Impairment loss on goodwill			—	—	(1,834,152)
Fair value movement in embedded derivative	16		(3,244,330)	—	—

Loss from continuing operations before finance costs and Income tax			(11,890,029)	(9,276,714)	(11,544,800)

Finance costs	4	(d)	(2,295,847)	(35,496)	(43,568)

Loss before Income tax			(14,185,876)	(9,312,210)	(11,588,368)

Income tax benefit	5		—	—	—

Loss after tax from continuing operations			(14,185,876)	(9,312,210)	(11,588,368)

Discontinued operation

Loss after tax from discontinued operation	6	(b)	(39,256)	(1,602,390)	(1,515,759)

Loss attributable to members of the parent			(14,225,132)	(10,914,600)	(13,104,127)

Earnings per share (cents per share) - Basic and diluted loss for the year attributable to ordinary equity holders of the parent	7		(2.65)	(2.09)	(2.62)
- Basic and diluted loss for the year from continuing operations attributable to ordinary equity holders of the parent	7		(2.64)	(1.78)	(2.31)

Metal Storm Limited
Consolidated Balance Sheets (Australian Dollars)
As at 31 December 2006 and 2005

		2006	2005
	Note	A$	A$

Assets
Current assets
Cash and cash equivalents	8	23,830,267	635,861
Available-for-sale financial investments	9	2,002,080	5,056,140
Trade and other receivables	10	422,935	613,441
Prepayments		350,195	810,112

Total current assets		26,605,477	7,115,554

Non-current assets
Other receivables	10	510,795	30,600
Property, plant and equipment	12	627,985	231,629
Intangible assets and goodwill	13	111,824	51,938

Total non-current assets		1,250,604	314,167

Total assets		27,856,081	7,429,721

Liabilities
Current liabilities
Trade and other payables	15	1,322,042	890,550
Embedded derivative	16	10,811,057	—
Interest-bearing loans and borrowings	16	11,903,152	353,674
Provisions	17	441,997	277,448
Unearned revenue		620,483	43,024

Total current liabilities		25,098,731	1,564,696

Non-current liabilities
Interest-bearing loans and borrowings	16	255,845	—
Other		77,949	85,163

Total non-current liabilities		333,794	85,163

Total liabilities		25,432,525	1,649,859

Net assets		2,423,556	5,779,862

Equity
Contributed equity	18	60,199,980	56,559,039
Options reserves	18	8,978,434	1,726,182
Other reserves	18	(82,492)	(58,125)
Accumulated losses	18	(66,672,366)	(52,447,234)

Total equity		2,423,556	5,779,862

Metal Storm Limited
Consolidated Statements of Cash Flows (Australian Dollars)
For the Years Ended 31 December 2006, 2005 and 2004

		2006	2005	2004
	Note	A$	A$	A$

Cash Flows From Operating Activities
Receipts from customers		2,015,018	1,488,361	5,438,689
Payments to suppliers and employees		(10,269,673)	(12,498,971)	(16,182,794)
Interest and other costs of finance paid		(287,027)	(96,157)	(295,435)
Government grant — research & development		679,673	310,755	332,744
Other — GST received		405,670	261,451	293,832

Net cash flows (used in) operating activities	8	(7,456,339)	(10,534,561)	(10,412,964)

Cash Flows From Investing Activities
Purchase of property, plant and equipment		(824,299)	(104,292)	(257,325)
Proceeds from the disposal of discontinued operation	6	—	2,256,721	—
Purchase of intangible assets		(137,197)	(74,007)	(19,030)
Interest received		673,435	613,030	810,302
Purchase of available-for-sale financial investments		—	(8,633,480)	—
Purchase of other financial assets		—	—	(845,446)

Proceeds from the disposal of available-for-sale financial assets		3,054,060	3,614,000	—

Proceeds from the disposal of property, plant and equipment		318,695	—	—
Purchase of security deposits		(480,798)	—	—
Proceeds from disposal of other financial asset		—	857,536	—

Net cash flows (used in)/from investing activities		2,603,896	(1,470,492)	(311,499)

Cash Flows From Financing Activities
Proceeds from issuance of ordinary shares		3,017,685	—	21,511,418
Share issue costs		(268,696)	—	(1,705,107)
Proceeds from issuance of convertible notes		27,500,000	—	—
Transaction costs related to issuance of convertible notes		(1,909,878)	—	—
Proceeds from exercise of options		—	—	3,007
Proceeds from borrowings		306,180	—	289,455
Repayments of borrowings		(598,442)	(2,466,723)	(2,319,393)

Net cash flows (used in)/from financing activities		28,046,849	(2,466,723)	17,779,380

Net movement in cash and cash equivalents		23,194,406	(14,471,776)	7,054,917
Net foreign exchange differences		—	(1,959)	—
Cash and cash equivalents at beginning of period		635,861	15,109,596	8,054,679

Cash and cash equivalents at end of period	8	23,830,267	635,861	15,109,596

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
Metal Storm Limited
Consolidated Statements of Changes in Equity (Australian Dollars)
For the Years Ended 31 December 2006, 2005 and 2004

	Issued	Option	Other	Accumulated	Total
	capital	reserves	reserves	losses	equity
	A$	A$	A$	A$	A$

At 1 January 2004	36,638,128	515,009	(22,883)	(28,428,507)	8,701,747
Currency translation differences	—	—	(119,983)	—	(119,983)
Share issue costs	(1,705,107)	—	—	—	(1,705,107)

Total income and expense for the year recognised directly in equity	(1,705,107)	—	(119,983)	—	(1,825,090)
Loss for the year	—	—	—	(13,104,127)	(13,104,127)

Total income/expense for the year	(1,705,107)	—	(119,983)	(13,104,127)	(14,929,217)

Exercise of options	3,007	—	—	—	3,007
Net increase in option reserves	—	801,445	—	—	801,445
Issue of ordinary shares	21,511,418	—	—	—	21,511,418
Fair value of services paid for via issue of shares	111,593	—	—	—	111,593

At 31 December 2004	56,559,039	1,316,454	(142,866)	(41,532,634)	16,199,993

Net gains on available-for-sale financial investments	—	—	36,660	—	36,660

Currency translation differences	—	—	48,081	—	48,081

Total income and expense for the year recognised directly in equity	—	—	84,741	—	84,741

Loss for the year	—	—	—	(10,914,600)	(10,914,600)

Total income/(expense) for the year	—	—	84,741	(10,914,600)	(10,829,859)

Net increase in option reserves	—	409,728	—	—	409,728

At 31 December 2005	56,559,039	1,726,182	(58,125)	(52,447,234)	5,779,862

Net losses on available-for-sale financial investments	—	—	(34,580)	—	(34,580)
Currency translation differences	—	—	10,213	—	10,213

Total income and expense for the year recognised directly in equity	—	—	(24,367)	—	(24,367)

Loss for the year	—	—	—	(14,225,132)	(14,225,132)

Total income/(expense) for the year			(24,367)	(14,225,132)	(14,249,499)

Net increase in option reserves (Note 18)	—	358,686	—	—	358,686
Options issued related to issuance of convertible notes (Note 18)	—	4,379,638	—	—	4,379,638
Options issued to Harmony Investment Fund Limited		3,262,000			3,262,000

Options issue costs (Note 18)	—	(748,072)	—	—	(748,072)

Share options exercised (Note 18)	7,685	—	—	—	7,685

Issue of ordinary shares (Note 18)	3,035,031	—	—	—	3,035,031
Conversion of convertible notes to ordinary shares	866,921	—	—	—	866,921

Share issue costs (Note 18)	(268,696)	—	—	—	(268,696)

At 31 December 2006	60,199,980	8,978,434	(82,492)	(66,672,366)	2,423,556

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
1. Corporate Information
The accompanying consolidated financial statements Metal Storm Limited (“the Company”) for the year ended 31 December 2006 was originally authorised for issue in Australia in accordance with a resolution of the Directors on 28 February 2007.
Metal Storm Limited (the parent and ultimate parent) is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Stock Exchange (trading code: MST) with American Depository Receipts (ADR’s) traded on the NASDAQ exchange in the United States of America (ticker symbol: MSTX).
The nature of the operations and principal activities of the Company are described in Note 3.
2. Summary of Significant Accounting Policies

(a)	Basis of Preparation
(b)	Statement of Compliance
(c)	Basis of Consolidation
(d)	Significant Accounting Judgments, Estimates and Assumptions
(e)	Foreign Currency Translation
(f)	Property, Plant and Equipment
(g)	Finance Costs
(h)	Goodwill
(i)	Intangible Assets
(j)	Impairment of non-financial assets other than goodwill
(k)	Investments and Other Financial Assets
(l)	Trade and Other Receivables
(m)	Cash and Cash Equivalents
(n)	Trade and Other Payables
(o)	Interest-bearing Loans and Borrowings
(p)	Provisions
(q)	Employee Leave Benefits
(r)	Employee Benefit Plan
(s)	Share-based Payment Transactions
(t)	Leases
(u)	Revenue Recognition
(v)	Government Grants
(w)	Income Tax
(x)	Other Taxes
(y)	Financial Instruments Issued by the Company
(z)	Technology Development
(aa)	Contributed Equity

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
(a) Basis of Preparation
The consolidated financial statements is a general purpose financial report, which has been prepared in accordance with Australian Accounting Standards which include Australian equivalents to International Financial Reporting Standards (“AIFRS”). The consolidated financial statements has also been prepared on a historical cost basis, except for available-for-sale investments and embedded derivatives that have been measured at fair value.
The consolidated financial statements is presented in Australian dollars.
Change in Accounting Policy
During 2005 and 2004, the Company recognised A$648,320 and A$332,744, respectively, of income tax benefit related to the research & development income tax rebate program sponsored by the Australian Tax Office (the “income tax rebate” program). Where companies are eligible (as Metal Storm was in both 2005 and 2004), companies may elect to receive this income tax deduction as an immediate cash payment, rather than increasing tax losses for a future benefit.
The Company recognised the receipt of these amounts as an income tax benefit based on the timing in which they recovered qualifying research and development costs, as identified in the income tax rebate program. In regards to compliance with Australian Equivalent to International Financial Reporting Standards (AIFRS), it is noted that “investment tax credits” are not defined within AIFRS and given the lack of authoritative guidance in regards to the accounting for investment tax credits under AIFRS, the Company had previously elected to follow AASB 112 Income Taxes in terms of the classification of the receipts under this program as an income tax benefit. The Company has now determined that although this tax incentive is described as a tax credit, its amount is not dependent upon the taxable income of the company and as a result it would improve the relevance and reliability of the financial statements if the tax credit is accounted for as a government grant in accordance with AASB 120 Accounting for Government Grants and Disclosure of Government Assistance.
As the Company charges research and development directly to income, this tax credit should be credited against research and development expenditure.
The net impact on the Company’s loss for the 31 December 2006, 2005 and 2004 financial years as a result of this change is nil. It is simply a reclassification of the tax credit from the ‘income tax benefit’ line in the income statement to the ‘research and development’ line in the income statement. The line by line impact is as follows:

	2006	2005	2004
	A$	A$	A$

Research and development before the change in policy	1,332,130	1,794,684	1,613,365
Research and development after the change in policy	990,022	1,146,364	1,280,621

Net change	342,108	648,320	332,744

Loss before Income tax before the change in policy	14,527,984	9,960,530	11,921,112
Loss before Income tax after the change in policy	14,185,876	9,312,210	11,588,368

Net change	342,108	648,320	332,744

Income tax benefit before the change in policy	342,108	648,320	332,744
Income tax benefit after the change in policy	—	—	—

Net change	342,108	648,320	332,744

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
(b) Statement of Compliance
The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (‘AIFRS’). The financial report also complies with International Financial Reporting Standards (‘IFRS’).
New and revised Australian Accounting Standards and Interpretations, which were mandatory for adoption by the Company from 1 January 2006, had no impact on the financial report for the year ended 31 December 2006.
Except for amendments to AASB 101 Presentation of Financial Statements, which the Company has early adopted, Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Company for the annual reporting period ending 31 December 2006. These are outlined below.

Application
		Nature of change to	Impact on Company	date of	Application date
Reference	Title	accounting policy	financial report	Standard*	for Company*
AASB 2005-10	Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139:, AASB 1, AASB 4, AASB 1023 & AASB 1038]	Amendments arise from the release in August 2005 of AASB 7 Financial Instruments: Disclosures	AASB 7 is a disclosure standard so will have no direct impact on the amounts included in the Company’s financial statements. However the amendments will result in changes to the financial instrument disclosures included in the Company’s financial report.	1 January 2007	1 January 2007

AASB 7	AASB 7: Financial Instruments: Disclosures	New standard replacing disclosure requirements of AASB 132	As above	1 January 2007	1 January 2007

UIG 7	Applying the Restatement Approach under AASB 129 Financial Reporting in Hyperinflationary Economies	Addresses the requirements of AASB 129 for financial statements to be stated in terms of the measuring unit current at the reporting date when reporting in the currency of a hyperinflationary economy	As the Company has no investments in foreign operations operating in hyperinflationary economies, these amendments are not expected to have any impact on the Company’s financial report.	1 March 2006	1 January 2007

UIG 8	Scope of AASB 2 Share-based Payment	Clarifies that the scope of AASB 2 includes transactions in which the entity cannot identify specifically some or all of the goods or services received as consideration for the equity instruments of the entity or other share-based payment	This is consistent with the Company’s current policy on accounting for share-based payments. Therefore these amendments are not expected to have any impact on the Company’s financial report.	1 May 2006	1 January 2007

UIG 9	Reassessment of Embedded Derivatives	Clarifies that an entity reassesses whether an embedded derivative contained in a host contract must be separated from the host and accounted for as a derivative under AASB 139 only when there is a change in the terms of the contract that significantly modifies the cash flow that would otherwise be required	The Company’s embedded derivatives were assessed for separation from the convertible notes on initial recognition this year. Going forward, consistent with UIG 9 they will not be reassessed unless there is a change in the terms of the convertible notes that significantly modifies the cash flows that would otherwise be required.	1 June 2006	1 January 2007

*	designates the beginning of the applicable annual reporting period

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
(c) Basis of Consolidation
The consolidated financial statements comprise the financial statements of Metal Storm Limited and its subsidiaries as at 31 December each year (‘the Company’).
Subsidiaries are all those entities over which the Company has the power to govern the financial and operating policies so as to obtain benefits from their activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether a group controls another entity.
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
The acquisition of subsidiaries is accounted for using the purchase method of accounting. The purchase method of accounting involves allocating the cost of the business combinations to the fair value of the assets acquired and the liabilities and contingent liabilities assumed at the date of acquisition.
(d) Significant Accounting Judgments, Estimates and Assumptions
In applying the Company’s accounting policies management continually evaluates judgements, estimates and assumptions based on experience and other factors, including expectations of future events that may have an impact on the Company. All judgements, estimates and assumptions made are believed to be reasonable based on the most current set of circumstances available to management. Actual results may differ from the judgements, estimates and assumptions. Significant judgements, estimates and assumptions made by management in the preparation of these financial statements are outlined below:
Significant accounting estimates and assumptions
Share-based payment transactions
The Company measures the cost of equity-settled transactions with employees and non-employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by an external valuer using a Black-Scholes options pricing model, using the assumptions detailed in note 14.
Embedded derivatives and detachable options
The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. For embedded derivatives, the Company uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date. Detachable options issued in connection with convertible notes are also recorded at fair value using an option pricing model (see note 16).
(e) Foreign Currency Translation
     (i) Functional and presentation currency
The functional currency of Metal Storm Limited (the parent), Metal Storm Inc. and Metal Storm USA is Australian dollars. The functional currency of Procam Machine LLC is United States dollars. The presentation currency of Metal Storm Limited is Australian dollars.
     (ii) Transactions and balances
Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.
All exchange differences in the consolidated financial report are taken to profit or loss.

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
 For the years ended 31 December 2006, 2005 and 2004
(e) Foreign Currency Translation (continued)
As at the reporting date the assets and liabilities of ProCam Machine LLC are translated into the presentation currency of Metal Storm Limited at the closing exchange rate for the reporting period. The Income statements are translated at the weighted average exchange rates for the period.
The exchange differences arising on translation are recognised as a separate component of equity.
On disposal of a foreign operation, or part thereof, the cumulative amount recognised in equity relating to that part of the foreign operation sold is recognised in profit or loss.
(f) Property, Plant and Equipment
Property, plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses, with the exception of paintings, which are carried at fair value. Such cost includes the cost of replacing parts that are eligible for capitalisation when the cost of replacing the parts is incurred. All other repairs and maintenance are recognised in profit or loss as incurred.
Depreciation is calculated on a straight-line basis over the estimated useful life of the asset as follows:
Leasehold improvements — over 3 years
Leased plant and equipment — over the lease term which ranges from 1 to 5 years
Plant and equipment — over 2.5 to 5 years
The assets’ residual values, useful lives and amortisation methods are reviewed and adjusted if appropriate at each financial year end.
Disposal
An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal.
Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the period the asset is derecognised.
(g) Finance Costs
Finance costs are recognised as an expense when incurred.
(h) Goodwill
Goodwill acquired in a business combination is initially measured at cost being the excess of the cost of the business combination over the Company’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities.
Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.
For the purposes of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s cash-generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Company are assigned to those units. Each unit to which the goodwill is so allocated:
•	represents the lowest level within the Company at which goodwill is monitored for internal management purposes; and

•	is not larger than a segment based either on the Company’s primary or secondary reporting format determined in accordance with AASB 114 Segment Reporting.

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
(h) Goodwill (continued)
Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. When the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised. When goodwill forms part of a cash-generating unit and an operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this manner is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.
Impairment losses recognised for goodwill are not subsequently reversed.
There is no goodwill remaining at 31 December 2006, and goodwill was fully impaired at 31 December 2005.
(i) Intangible Assets
Acquired both separately and from a business combination
Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is charged against profits in the year in which the expenditure is incurred.
The useful lives of these intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life is reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for prospectively by changing the amortisation period or method, as appropriate, which is a change in accounting estimate. The amortisation expense of intangible assets with finite lives is recognised in profit or loss in the expense category consistent with the function of the intangible asset.
There are no intangible assets with indefinite useful lives at 31 December 2006 or at 31 December 2005.
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
There are no capitalised development costs at 31 December 2006 or at 31 December 2005.
A summary of the policies applied to the Company’s intangible assets is as follows:

Policy	Software
Useful life	Finite
Amortisation method used	Straight line
Internally generated or acquired	Acquired
Impairment testing	Annually where an indicator of impairment exists
Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in profit or loss when the asset is derecognised.
The net loss arising from derecognition of intangible assets were A$1,722 for 2006 (2005: nil, 2004: nil).

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
(j) Impairment of non-financial assets other than goodwill
Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. Recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may be reversed. No impairment losses were recognised in relation to non-financial assets in 2006 or 2005.
(k) Investments and Other Financial Assets
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
All regular way purchases and sales of financial assets are recognised on the trade date i.e. the date that the Company commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets under contracts that require delivery of the assets within the period established generally by regulation or convention in the market place.
     (i) Financial assets at fair value through profit or loss
Financial assets classified as held for trading are included in the category ‘financial assets at fair value through profit or loss’. Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on investments held for trading are recognised in profit or loss. The only assets at fair value through profit or loss as of 31 December 2006 are embedded derivatives. There were none at 31 December 2005.
     (ii) Held-to-maturity investments
Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Company has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification. Investments that are intended to be held-to-maturity, such as bonds, are subsequently measured at amortised cost. This cost is computed as the amount initially recognised minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between the initially recognised amount and the maturity amount. This calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. For investments carried at amortised cost, gains and losses are recognised in profit or loss when the investments are derecognised or impaired, as well as through the amortisation process. There were no investments classified as held-to-maturity as at 31 December 2006 or 31 December 2005.
     (iii) Available-for-sale investments
Available-for-sale investments are those non-derivative financial assets that are designated as available-for-sale or are not classified as any of the preceding categories. After initial recognition available-for sale investments are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is recognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is recognised in profit or loss.
The fair values of investments that are actively traded in organised financial markets are determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments with no active market, fair values are determined using valuation techniques. Such techniques include: using recent arm’s length market transactions; reference to the current market value of another instrument that is substantially the same; discounted cash flow analysis and option pricing models making as much use of available and supportable market data as possible and keeping judgemental inputs to a minimum. The only assets classified as available-for-sale are fixed interest securities, with readily determinable market values, as at 31 December 2006 and 31 December 2005.

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
(l) Trade and Other Receivables
Trade receivables, which generally have 30 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.
Collectibility of trade receivables is reviewed on an ongoing basis. Debts that are known to be uncollectible are written off when identified. An allowance for doubtful debts is raised when there is objective evidence that the Company will not be able to collect the debts.
(m) Cash and Cash Equivalents
Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts. Bank overdrafts are included within interest-bearing loans and borrowings in current liabilities on the balance sheet. There was no bank overdraft at 31 December 2006 or 31 December 2005.
(n) Trade and Other Payables
Trade payables and other payables are carried at cost. They represent liabilities for goods and services provided to the Company prior to the end of the financial year that are unpaid and arise when the Company becomes obliged to make future payments in respect of the purchase of these goods and services. The amounts are unsecured and are usually paid within 30 days of recognition.
Trade and other payables also include interest payable on convertible notes. Interest on convertible notes is accrued at a rate of 10 percent per annum, is recognised as incurred and is paid on a quarterly basis.
(o) Interest-bearing Loans and Borrowings
All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.
After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Fees paid on the establishment of loan facilities that are yield related are included as part of the carrying amount of the loans and borrowings.
Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.
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
Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the balance sheet date. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the time value of money and the risks specific to the liability. The increase in the provision resulting from the passage of time is recognised in finance cost.
(q) Employee Leave Benefits
Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in respect of employees’ services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable. These form the payroll component of provisions in note 17.

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
(r) Employee Benefit Plan
As required by Australian superannuation legislation, the Company contributes a defined contribution of 9% of all Australian employee’s salary to an approved superannuation fund for their retirement benefit.
(s) Share-based Payment Transactions
Employees
The Company provides benefits to its employees (including key management personnel) in the form of share-based payments, whereby employees render services in exchange for shares or rights over shares (‘equity-settled transactions’).
The Company currently provides these benefits through:
(i) options issued to executives and employees as part of a remuneration package issued with the power contained in the Company’s constitution, and
(ii) the Employee Share Option Plan (ESOP).
The cost of these equity-settled transactions with employees is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined using a Black-Scholes option pricing model, further details of which are given in note 14.
In valuing equity-settled transactions, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of Metal Storm Limited (‘market conditions’) if applicable.
The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled (‘vesting period’), ending on the date on which the relevant employees become fully entitled to the award (‘vesting date’).
At each subsequent reporting date until vesting, the cumulative charge to the income statement is the product of (i) the grant date fair value of the award; (ii) the current best estimate of the number of awards that will vest, taking into account such factors as the likelihood of employee turnover during the vesting period and the likelihood of non-market performance conditions being met; and (iii) the expired portion of the vesting period.
The charge to the income statement for the period is the cumulative amount as calculated above less the amounts already charged in previous periods. There is a corresponding credit to equity.
Until an award has vested, any amounts recorded are contingent and will be adjusted if more or fewer awards vest than were originally anticipated to do so. Any award subject to a market condition is considered to vest irrespective of whether or not that market condition is fulfilled, provided that all other conditions are satisfied.
If the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. An additional expense is recognised for any modification that increases the total fair value of the share-based arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.
If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.
Non-employees
The Company, on occasions, settles liabilities to non-employees in the form of share-based payments, whereby non-employees render services in exchange for rights over shares (‘equity-settled transactions’).
The Company currently settles such liabilities through the issue of options to non-employees with the power contained in the Company’s constitution.
The cost of these equity-settled transactions with non-employees is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined using a Black-Scholes option pricing model, further details of which are given in note 14.
In valuing equity-settled transactions, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of Metal Storm Limited (‘market conditions’) if applicable.

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
(s) Share-based Payment Transactions (continued)
The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled (‘vesting period’), ending on the date on which the relevant non-employees become fully entitled to the award (‘vesting date’).
At each subsequent reporting date until vesting, the cumulative charge to the income statement is the product of (i) the grant date fair value of the grant; (ii) the current best estimate of the number of grants that will vest, taking into account such factors as the likelihood of non-market performance conditions being met; and (iii) the expired portion of the vesting period.
The charge to the income statement for the period is the cumulative amount as calculated above less the amounts already charged in previous periods. There is a corresponding credit to equity.
Until a grant has vested, any amounts recorded are contingent and will be adjusted if more or fewer grants vest than were originally anticipated to do so. Any award subject to a market condition is considered to vest irrespective of whether or not that market condition is fulfilled, provided that all other conditions are satisfied.
If the terms of an equity-settled liability are modified, as a minimum an expense is recognised as if the terms had not been modified. An additional expense is recognised for any modification that increases the total fair value of the share-based arrangement, or is otherwise beneficial to the non-employee, as measured at the date of modification.
If an equity-settled liability is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the grant is recognised immediately. However, if a new grant is substituted for the cancelled grant, and designated as a replacement grant on the date that it is granted, the cancelled and new grant are treated as if they were a modification of the original grant, as described in the previous paragraph.
There are no options with market conditions and no modifications or cancellations in 2006 or 2005.
The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share (see note 7).
(t) Leases
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
(u) Revenue Recognition
Revenue is recognised and measured at the fair value of the consideration received or receivable to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:
     (i) Sale of goods
Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Risks and rewards of ownership are considered passed to the buyer at the time of delivery of the goods to and acceptance by the customer, and collectibility of the selling price is reasonably assured.

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
(u) Revenue Recognition (continued)
     (ii) Rendering of services
Revenue is recognised when key milestones or deliverables specified within each agreement are achieved and accepted by all parties to the agreement, no performance obligation with respect to the milestone or deliverables remains, the arrangement fee is fixed, and collectibility is reasonably assured. For most of our contract service revenue arrangements, revenue is recognised upon delivery of a report summarising the findings of specified research activities requested by our customers. For those contracts requiring acceptance of the delivery of our report by our customers, we recognise revenue upon receipt of written acceptance or payment in lieu of written acceptance. Our contract service arrangements offer no rights of return.
     (iii) Construction contracts
Construction revenue and expenses are recognised in accordance with the percentage of completion method unless the outcome of the contract cannot be reliably estimated. Where it is probable that a loss will arise from a construction contract the excess of total expected contract costs over total expected contract revenue is recognised as an expense immediately.
For fixed price contracts, the stage of completion is measured by reference to labour hours incurred to date as a percentage of estimated total labour hours for each contract. Revenue from cost plus contracts is recognised by reference to the recoverable costs incurred during the reporting period plus the percentage of fees earned.
The percentage of fees earned is measured by the proportion that costs incurred to date bear to the estimated total costs of the contract.
Where the outcome of a contract cannot be reliably estimated, contract costs are recognised as an expense as incurred, and where it is probable that the costs will be recovered, revenue is recognised to the extent of costs incurred.
     (iv) Interest income
Revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.
(v) Government Grants
Government grants are recognised when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.
When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate. They are not credited directly to shareholders equity.
Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.
An income tax deduction is available to companies participating in qualified research & development activities. Where companies are eligible they may elect to receive this income tax deduction as an immediate cash payment, rather than increasing tax losses for future benefit. This income tax deduction (research & development concession) is classified as a government grant offset against research & development expenditure.

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
(w) Income Tax
Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.
Deferred income tax liabilities are recognised for all taxable temporary differences except:
•	where the deferred income tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

•	when the taxable temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, and the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.
Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilised, except:
•	when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

•	when the deductible temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.
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
Income taxes relating to items recognised directly in equity are recognised in equity and not in profit or loss.
Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.
(x) Other Taxes
Revenues, expenses and assets are recognised net of the amount of GST except:
•	where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•	receivables and payables which are stated with the amount of GST included.
The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
(x) Other Taxes (continued)
Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.
Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.
(y) Financial Instruments Issued by the Company
Transaction Costs on the Issue of Equity Instruments
Transaction costs arising on the issue of equity instruments are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.
Transaction Costs on the Issue of Convertible Notes
Transaction costs arising on the issue of convertible notes are recognised directly in convertible note liabilities as a reduction of the fair value of the convertible notes to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those convertible notes and which would not have been incurred had those instruments not been issued.
Interest and Dividends
Interest and dividends are classified as expenses or as distributions of profit consistent with the balance sheet classification of the related debt or equity instruments or component parts of compound instruments.
Convertible Notes and Embedded Derivatives
Convertible notes are recognised at fair value at transaction date. The fair value of the liability component of convertible notes is carried as a current liability on the amortised cost basis until extinguished on conversion or redemption. Interest on the liability component of the convertible notes is recognised as an expense in profit or loss.
The related embedded derivatives are valued at fair value at each balance sheet date. The fair value is determined using a Black-Scholes option pricing model with the share price adjusted for a dilution factor, further details of which are given in note 16. The movement in fair value is recognised in profit or loss.
(z) Technology Development
Expenditure by third parties to model and further develop the existing Metal Storm technology has not been recognised as an asset. This expenditure is not administered by the Company; however, the Company retains the ownership of key elements of the intellectual property that is produced by these programs.
(aa) Contributed Equity
Ordinary shares and options are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.
3. Segment Information
A business segment is a distinguishable component of the entity that is engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is a distinguishable component of the entity that is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.
The Company operates in research and development of ballistics technology. Geographically, the Company operates in two predominant segments being Australia and the United States.
The Company’s primary reporting format is Geographic segments as the Company’s risks and rates of return are affected predominantly by differences in the economic environment.

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
3. Segment Information (continued)
(a) Geographic Segment

			Total
		North	Continuing	Discontinued	Total
	Australia	America	Operations	Operations	Operations
	A$	A$	A$	A$	A$

2006
Revenue
Sales to external customers	—	1,540,410	1,540,410	—	1,540,410
Sundry income	—	40,620	40,620	—	40,620

Total segment revenue	—	1,581,030	1,581,030	—	1,581,030

Unallocated Revenue			758,280	—	758,280

Total consolidated revenue			2,339,310	—	2,339,310

Result
Segment Results	(11,123,492)	(2,904,561)	(14,028,053)	(39,256)	(14,067,309)
Inter-segment eliminations			2,550,596	—	2,550,596
Unallocated			(412,572)	—	(412,572)

Result before tax and finance			(11,890,029)	(39,256)	(11,929,285)
Finance costs			(2,295,847)	—	(2,295,847)

Net profit/(loss) for the year			(14,185,876)	(39,256)	(14,225,132)

Assets and liabilities
Segment assets	27,550,373	563,354	28,113,727	22,500	28,136,227
Inter-segment eliminations			(280,146)	—	(280,146)

Total assets			27,833,581	22,500	27,856,081

Segment liabilities	24,328,392	14,889,584	39,217,976	3,381,799	42,599,775
Inter-segment eliminations			(13,967,411)	(3,199,839)	(17,167,250)

Total liabilities			25,250,565	181,960	25,432,525

Other Segment Information
Capital expenditure	881,351	80,146	961,497	—	961,497
Depreciation	65,301	42,478	107,779	1,469	109,248
Amortisation	12,758	62,831	75,589	—	75,589

Cash Flow Information
Net cash flow from operating activities	(6,013,517)	(1,442,822)	(7,456,339)	—	(7,456,339)
Net cash flow from investing activities	2,670,627	(66,731)	2,603,896	—	2,603,896
Net cash flow from financing activities	28,046,849	—	28,046,849	—	28,046,849

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
3. Segment Information (continued)
(a) Geographic Segment (continued)

			Total
		North	Continuing	Discontinued	Total
	Australia	America	Operations	Operations	Operations
	A$	A$	A$	A$	A$

2005
Revenue
Sales to external customers	—	—	—	1,287,223	1,287,223
Contract revenue	—	230,743	230,743	—	230,743
Other revenue	—	—	—	—	—

Total segment revenue	—	230,743	230,743	1,287,223	1,517,966

Inter-segment eliminations			—	—	—
Unallocated Revenue			599,902	3,047	602,949

Total consolidated revenue			830,645	1,290,270	2,120,915

Result

Segment Results	(11,592,924)	(3,570,522)	(15,163,446)	(1,609,830)	(16,773,276)
Inter-segment eliminations			6,197,640	68,101	6,265,741
Unallocated			(310,908)	—	(310,908)

Result before tax and finance			(9,276,714)	(1,541,729)	(10,818,443)
Finance costs			(35,496)	(60,661)	(96,157)

Net profit/(loss) for the year			(9,312,210)	(1,602,390)	(10,914,600)

Assets and liabilities
Segment assets	7,388,241	512,550	7,900,791	25,731	7,926,522
Inter-segment eliminations			(496,801)	—	(496,801)

Total assets			7,403,990	25,731	7,429,721

Segment liabilities	1,192,960	11,934,247	13,127,207	3,592,053	16,719,260
Inter-segment eliminations			(11,641,089)	(3,428,312)	(15,069,401)

Total liabilities			1,486,118	163,741	1,649,859

Other Segment Information
Capital expenditure	28,777	75,515	104,292	—	104,292
Depreciation	42,113	27,573	69,686	141,859	211,545
Amortisation	17,079	31,135	48,214	—	48,214

Cash Flow Information
Net cash flow from operating activities	(5,451,792)	(4,194,162)	(9,645,954)	(888,607)	(10,534,561)
Net cash flow from investing activities	(4,437,392)	710,179	(3,727,213)	2,256,721	(1,470,492)
Net cash flow from financing activities	(3,840,867)	3,058,304	(782,563)	(1,684,160)	(2,466,723)

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
3. Segment Information (continued)
(b) Geographic Segment (continued)

			Total Continuing	Discontinued
	Australia	North America	Operations	Operations	Total Operations
	A$	A$	A$	A$	A$

2004
Revenue
Sales to external customers	—	—	—	5,309,298	5,309,298
Contract revenue	—	42,636	42,636	—	42,636
Other revenue	793,065	1,500	794,565	14,099	808,664

Total segment revenue	793,065	44,136	837,201	5,323,397	6,160,598

Inter-segment eliminations			—	(77,294)	(77,294)
Unallocated Revenue			—	15,737	15,737

Total consolidated revenue			837,201	5,261,840	6,099,041

Result

Segment Results	(13,807,807)	(3,490,587)	(17,298,394)	(1,252,663)	(18,551,057)
Inter-segment eliminations			6,228,131	(11,229)	6,216,902
Unallocated			(474,537)	—	(474,537)

Result before tax and finance			(11,544,800)	(1,263,892)	(12,808,692)
Finance costs			(43,568)	(251,867)	(295,435)

Net profit/(loss) for the year			(11,588,368)	(1,515,759)	(13,104,127)

Assets and liabilities
Segment assets	18,379,324	487,009	18,866,333	4,649,742	23,516,075
Inter-segment eliminations			(3,119,718)	(69,040)	(3,188,758)

Total assets			15,746,615	4,580,702	20,327,317

Segment liabilities	1,312,921	8,114,004	9,426,925	6,354,788	15,781,713
Inter-segment eliminations			(7,514,357)	(4,140,032)	(11,654,389)

Total liabilities			1,912,568	2,214,756	4,127,324

Other Segment Information
Capital expenditure	54,348	53,052	107,400	149,925	257,325
Depreciation	(74,618)	(23,723)	(98,341)	(349,479)	(447,820)
Amortisation	(16,953)	—	(16,953)	—	(16,953)

Cash Flow Information
Net cash flow from operating activities	(5,883,566)	(3,275,505)	9,159,071	(1,253,893)	10,412,964
Net cash flow from investing activities	722,192	(38,320)	683,872	(995,371)	(311,499)
Net cash flow from financing activities	11,968,599	3,348,198	15,316,797	2,462,583	17,779,380

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
4. Revenue and Expenses from Continuing Operations

		2006	2005	2004
		A$	A$	A$

(a)	Revenue
	Contract revenue	1,581,030	230,743	42,636
	Interest revenue	758,280	599,902	794,565

		2,339,310	830,645	837,201

(b)	Employee benefits expense
	Wages & salaries	(4,077,717)	(3,089,934)	(2,502,161)
	Termination payments	(319,950)	(500,000)	(375,458)
	Superannuation	(134,766)	(126,187)	(79,109)
	Share-based payments expense	(358,686)	(409,728)	(277,779)
	Directors' fees	(412,572)	(310,908)	(474,537)
	Fringe benefits tax	(38,657)	(31,883)	(42,415)

		(5,342,348)	(4,468,640)	(3,751,459)

(c)	Lease payments included in the income statement:
	Minimum lease payments - operating lease	(585,793)	(441,817)	(248,028)

(d)	Finance Costs
	Interest expense	(57,001)	(35,496)	(43,568)
	Interest expense on convertible notes	(897,327)	—	—
	Options issued in consideration for working capital facility	(467,000)	—	—
	Accretion of convertible notes	(870,700)	—	—
	Accretion of asset retirement obligations	(3,819)	—	—

		(2,295,847)	(35,496)	(43,568)

(e)	Depreciation, amortisation and impairment
	Depreciation	(109,248)	(69,686)	(68,341)
	Amortisation	(75,589)	(48,214)	(16,953)
	Impairment of goodwill	—	—	(1,834,152)
5. Income Tax
(a)	Numerical reconciliation between aggregate tax benefit recognised in the income statement and tax benefit calculated per the statutory income tax rate
A reconciliation between tax benefit and the product of accounting loss before income tax multiplied by the Company’s applicable income tax rate is as follows:

	2006	2005	2004
	A$	A$	A$
Accounting loss before income tax from continuing operations	(14,185,876)	(9,312,210)	(11,588,368)
Loss before tax from discontinued operation	(39,256)	(1,602,390)	(1,515,759)

Total accounting loss before income tax	(14,225,132)	(10,914,600)	(13,104,127)

At the Company’s statutory income tax rate of 30%	(4,267,540)	(3,274,380)	(3,931,238)

Research & development — accounting expense add back	269,870	266,774	66,549
Research & development — current year tax offset	(342,108)	(337,565)	—
Research & development — prior year tax offset	—	(310,755)	(332,744)
Other tax adjustments	1,802,616	620,006	1,211,160
Unrecognised tax losses	2,537,162	3,035,920	2,986,273

Aggregate income tax benefit attributable to continuing operations	—	—	—

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
5. Income Tax (continued)

		Balance sheet
		2006	2005
		A$	A$

(b)	Deferred income tax
	Deferred income tax at 31 December relates to the following:
	Consolidated
	Deferred tax liabilities — current
	Interest on available for sale financial investments	(30,762)	—

	Deferred tax liabilities	(30,762)	—

	Deferred tax assets
	Provision — investment in ProCam	575,216	575,216
	Sundry creditors and accruals	13,859	55,230
	Employee entitlements	39,989	42,040
	Asset retirement obligations	8,337	13,508
	Deferred rent	23,385	25,549
	S40—880 costs	357,927	388,848
	Patent costs	1,068,780	964,568
	Unrealised foreign exchange difference	70,828	—
	Available for sale financial assets	624	—
	Losses available for offset against future taxable income	15,452,970	12,915,809

	Gross deferred tax asset	17,611,915	14,980,768
	Deferred tax assets not recognisable	(17,581,153)	(14,980,768)

	Deferred tax asset	30,762	—

	Net deferred tax asset	—	—
	Net deferred tax income/(expense)	—	—

	2006	2005
	A$	A$

Deferred tax assets not recognisable at 1 January	(14,980,768)	(12,019,485)
Increase in unrecognised tax losses	(2,537,162)	(3,035,920)
Increase/Decrease in deferred tax assets	(93,985)	74,637
Deferred tax assets utilised	30,762	—

Deferred tax assets not recognisable at 31 December	(17,581,153)	(14,980,768)

The valuation allowance increased by A$2,600,385, A$2,961,283 and A$4,147,174 for the years ended 31 December 2006, 2005 and 2004, respectively.

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
5. Income Tax (continued)
(c) Tax losses
Tax Loss Carryforwards

	2006	2005
	A$	A$

Australian	32,377,936	26,992,992
United States — federal	15,538,802	13,124,360
United States — state	11,548,201	9,160,116

Total tax loss carryforwards	59,464,939	49,277,468

The Company has tax losses arising in Australia of A$32,377,936 (2005: A$26,992,992) that are available indefinitely for offset against future taxable profits of the companies in which the losses arose, subject to satisfying the relevant income tax loss carry forward rules. The Company has U.S. federal and state net operating loss carryforwards of approximately A$15,538,802 and A$11,548,201 at 31 December 2006 which expire at various dates through 2026 and 2011, respectively. Utilisation of the U.S. federal and state net operating loss carryfowards may be subject to a substantial annual limitation due to the ownership change limitations provided by the U.S. Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating loss carryforwards before utilization.
6. Discontinued Operation
a) Details of Operations disposed of:
The Company announced on 25 May 2005, that it had entered into a formal agreement to sell the operating assets and liabilities of the ProCam Machine LLC (ProCam) business to Monroe Machined Products Inc. (MMP) of Seattle, Washington. The sale was completed on 1 June 2005. Under the terms of the sale agreement, MMP paid A$2,256,721 for the fixed assets, current order book, inventory and the net of accounts receivable and accounts payable of ProCam. An additional amount of A$65,615 was retained in trust contingent on the satisfaction of the conditions of the agreement. This amount has subsequently been paid to MMP.
The decision to sell ProCam was made to release valuable cash resources and management time to support the Company’s main focus in commercialising Metal Storm’s 40mm weapons system.
b) Financial performance of operations disposed of:

	2006	2005	2004
	A$	A$	A$

Revenue from the sale of goods	—	1,290,270	5,261,840
Expenses	(39,256)	(2,173,394)	(6,525,732)

Gross loss	(39,256)	(883,124)	(1,263,892)
Finance costs	—	(60,661)	(251,867)
Loss on disposal of assets and liabilities	—	(658,605)	—

Loss for the year from discontinued operation	(39,256)	(1,602,390)	(1,515,759)

c) Assets and liabilities — discontinued operations:
The major classes of assets and liabilities of Procam measured at the lower of carrying amount and fair value less costs to sell at 31 December are as follows:

	2006	2005
	A$	A$

Assets
Trade and other receivables	21,768	23,373
Other	732	2,358

Total Assets	22,500	25,731
Liabilities
Trade and other payables (i)	3,199,839	3,445,459
Provisions (note 17) (ii)	181,960	146,594

Total Liabilities	3,381,799	3,592,053

Net Liabilities	(3,359,299)	(3,566,322)

(i)	Intercompany payables

(ii)	Make Good Provision and Onerous Lease Contract

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
6. Discontinued Operation (continued)
d) Assets and liabilities and cash flow information on discontinued operations:
The net cash flows incurred by ProCam are as follows:

	2006	2005	2004
	A$	A$	A$

Operating	—	(888,607)	(1,253,893)
Investing	—	2,256,721	(995,371)
Financing	—	(1,684,160)	2,462,583

Net cash outflow	—	(316,046)	213,319

Details of disposal of Procam are as follows:

Book value of the assets sold at 1 June 2005:

Trade and other receivables	—	360,812
Inventory	—	456,510
Property plant and equipment	—	2,212,631
Trade and other payables	—	(77,946)
Accrued property tax	—	(36,681)

Net assets attributable to discontinued operation	—	2,915,326

Consideration received:

Consideration received as cash and cash equivalents	—	2,256,721
Less: net assets disposed of		(2,915,326)

Loss on sale of the assets and liabilities	—	(658,605)

Earnings per share (cents per share):

Basic and diluted from discontinued operation	—	(0.31)	(0.31)
The following reflects the discontinued operation loss and share data used in the basic and diluted earnings per share computations:

	2006	2005	2004
	A$	A$	A$

Net loss attributable to ordinary equity holders of the parent from discontinued operation	(39,256)	(1,602,390)	(1,515,759)

	Number	Number	Number
Weighted average number of ordinary shares for basic and diluted earnings per share	537,796,067	521,970,978	500,886,725

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
7. Earnings per Share
Basic earnings per share is calculated as net loss attributable to members of the parent, adjusted to exclude any costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares adjusted for any bonus element.
Diluted earnings per share is calculated as net loss attributable to members of the parent, adjusted for:
•	costs of servicing equity (other than dividends);

•	the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and

•	other non-discretionary changes in revenue or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.
The following reflects the Income and share data used in the total operations basic and diluted earnings per share computations:

	2006	2005	2004
	A$	A$	A$

Net loss attributable to ordinary equity holders of the parent from continuing operations	(14,185,876)	(9,312,210)	(11,588,368)
Net loss attributable to ordinary equity holders of the parent from discontinued operation	(39,256)	(1,602,390)	(1,515,759)

Net loss attributable to ordinary equity holders of the parent (used in calculating basic and diluted earnings per share)	(14,225,132)	(10,914,600)	(13,104,127)

	Number	Number	Number
Weighted average number of ordinary shares for basic and diluted earnings per share	537,796,067	521,970,978	500,886,725

There are 18,100,938 unlisted share options (2005: 15,463,938, 2004: 12,399,353), 176,800,824 listed share options (2005: nil, 2004: nil), and 197,282,070 convertible notes (2005:nil, 2004: nil) excluded from the calculation of diluted earnings per share that could potentially dilute basic earnings per share in the future because they are anti-dilutive for the period.
Subsequent to December 31, 2006, a significant number of convertible notes were converted to ordinary shares, at the election of note holders in accordance with the terms of the convertible notes (see Note 23). There have been no other transactions involving ordinary shares or potential ordinary shares that would significantly change the number of ordinary shares or potential ordinary shares outstanding between the reporting date and the date of completion of these financial statements.

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
8. Cash and Cash Equivalents

	2006	2005
	A$	A$

Current
Cash at bank and in hand	1,097,448	635,861
Short-term deposits	22,732,819	—

	23,830,267	635,861

Cash at bank and in hand earns interest at floating rates based on daily bank deposit rates.
Short-term deposits are made for varying periods of between one day and one month depending on the immediate cash requirements of the Company and earn interest at the respective short-term deposit rates.
Reconciliation from the net loss after tax to the net cash flows from operations

	2006	2005	2004
	A$	A$	A$

Net Loss	(14,225,132)	(10,914,600)	(13,104,127)
Adjustments for:
Depreciation and amortisation	184,837	259,759	464,773
Options issued in consideration of working capital facility	467,000	—	—
Accretion of convertible note liability	870,700	—	—
Net loss on disposal of discontinued operation	—	658,605	—
Net loss on disposal of intangible assets	1,722	—	—
Foreign exchange (gains)/losses	10,213	27,022	(19,694)
Impairment loss on investments	—	—	1,834,152
Fair value of services paid for via issue of options	358,686	409,728	801,445
Fair value of services paid for via issue of shares	25,031	—	111,595
Fair value adjustment to embedded derivatives	3,244,330	—	—
Fair value adjustment to available-for-sale investments	(34,580)	—	—
Interest received	(758,280)	(602,949)	(810,302)
Inventory provision movements	—	—	(90,415)
Other	607	—	—

Changes in assets and liabilities:
(Increase)/decrease in trade and other receivables	275,352	(412,492)	106,607
(Increase)/decrease in inventories	—	250,982	97,355
(Increase)/decrease in prepayments	956,889	451,569	835,269
(Decrease)/increase in trade and other payables	431,492	(700,396)	(484,279)
(Decrease)/increase in provisions	164,549	(55,049)	(155,343)

Net cash used in operating activities	(7,456,339)	(10,534,561)	(10,412,964)

9. Available-for-sale Financial Investments

	2006	2005
	A$	A$

Securities — Fair value	2,002,080	5,056,140

Available-for-sale financial investments consist of fixed interest securities.
These securities have a maturity date ranging from one to six years from the purchase date. The Company does not intend to hold the securities until maturity. Interest is paid quarterly in arrears and the securities can be redeemed upon three days notice.

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
10. Trade and Other Receivables

		2006	2005
		A$	A$

Current
Trade receivables	(i )	154,321	98,532
Other receivables		120,013	66,399
Allowance for doubtful debts		—	(27,750)
Goods and services tax — recoverable		46,061	107,564
Interest receivable		102,540	17,695
Income tax receivable		—	337,565

		422,935	600,005
Related party receivables:
Key management personnel	(iii)	—	13,436

		422,935	613,441

Non current
Security deposits	(ii)	510,795	30,600

		510,795	30,600

(i)	Trade receivables are non-interest bearing and are generally on 30 day terms.

(ii)	Includes a guarantee deposit of A$480,798 as security over assets subject to a finance lease (Note 16).

(iii)	For terms and conditions relating to related party receivables refer to Note 25 (f)
11. Interests in Controlled Entities

	Country of	Percentage of equity held by the
	Incorporation	consolidated entity
		2006	2005	2004
Metal Storm Inc.	USA	49%	49%	49%
ProCam Machine LLC	USA	100%	100%	100%
Metal Storm USA Limited	USA	100%	100%	100%
Digigun LLC	USA	100%	100%	100%
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

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
12. Property, Plant and Equipment

	2006	2005
	A$	A$

Leasehold improvements
At 1 January, net of accumulated depreciation	20,070	35,059
Additions	183,629	726
Disposals	(73,173)	—
Depreciation charge for the year	(30,459)	(15,715)

At 31 December, net of accumulated depreciation	100,067	20,070

At 1 January Cost	63,384	62,658
Accumulated depreciation	(43,314)	(27,599)

Net carrying amount	20,070	35,059

At 31 December Cost	113,903	63,384
Accumulated depreciation	(13,836)	(43,314)

Net carrying amount	100,067	20,070

Plant and equipment
At 1 January, net of accumulated depreciation	211,559	2,912,745
Additions	334,490	103,566
Attributable to discontinued operation	—	(2,608,922)
Disposals	(245,522)	—
Depreciation charge for the year	(78,789)	(195,830)

At 31 December, net of accumulated depreciation	221,738	211,559

At 1 January Cost	492,216	4,021,626
Accumulated depreciation	(280,657)	(1,108,881)

Net carrying amount	211,559	2,912,745

At 31 December Cost	467,786	492,216
Accumulated depreciation	(246,048)	(280,657)

Net carrying amount	221,738	211,559

Leased plant and equipment
At 1 January, net of accumulated depreciation	—	—
Additions	306,180
Disposals	—	—
Depreciation charge for the year	—	—

At 31 December, net of accumulated depreciation	306,180	—

At 1 January	—	—
Cost	—	—
Accumulated depreciation	—	—

Net carrying amount	—	—

At 31 December Cost	306,180	—
Accumulated depreciation	—	—

Net carrying amount	306,180	—

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
12. Property, Plant and Equipment (continued)

	2006	2005
	A$	A$

Total property, plant and equipment
At 1 January, net of accumulated depreciation	231,629	2,947,804
Additions	824,299	104,292
Attributable to discontinued operation	—	(2,608,922)
Disposals	(318,695)	—
Depreciation charge for the year	(109,248)	(211,545)

At 31 December, net of accumulated depreciation	627,985	231,629

At 1 January Cost	555,600	4,084,284
Accumulated depreciation	(323,971)	(1,136,480)

Net carrying amount	231,629	2,947,804

At 31 December Cost	887,869	555,600
Accumulated depreciation	(259,884)	(323,971)

Net carrying amount	627,985	231,629

All property, plant and equipment is depreciated on a straight line basis over its useful life and assessed for impairment annually.
No impairment loss on property, plant and equipment was charged to the income statement for 2006, 2005 and 2004.
The carrying value of plant and equipment held under finance leases and hire purchase contracts at 31 December 2006 is A$306,180 (2005: nil). Refer to note 16 and note 21 for further details.
13. Intangible Assets and Goodwill

	2006	2005
	A$	A$

Software
At 1 January, net of accumulated amortisation	51,938	26,145
Additions	137,197	74,007
Disposals	(1,722)	—
Amortisation charge for the year	(75,589)	(48,214)

At 31 December, net of accumulated amortisation	111,824	51,938

At 1 January Cost	122,889	48,882
Accumulated amortisation	(70,951)	(22,737)

Net carrying amount	51,938	26,145

At 31 December Cost	211,204	122,889
Accumulated amortisation	(99,380)	(70,951)

Net carrying amount	111,824	51,938

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
13. Intangible Assets and Goodwill (continued)

	2006	2005
	A$	A$

Goodwill
At 1 January, net of accumulated impairment	—	—
Additions	—	—
Impairment loss	—	—

At 31 December, net of accumulated impairment	—	—

At 1 January Cost	1,861,726	1,861,726
Accumulated amortisation	(27,574)	(27,574)
Accumulated impairment losses	(1,834,152)	(1,834,152)

Net carrying amount	—	—

At 31 December Cost	1,861,726	1,861,726
Accumulated amortisation	(27,574)	(27,574)
Accumulated impairment losses	(1,834,152)	(1,834,152)

Net carrying amount	—	—

Total intangibles
At 1 January, net of accumulated amortisation and impairment	51,938	26,145
Additions	137,197	74,007
Impairment loss	(1,722)	—
Amortisation charge for the year	(75,589)	(48,214)

At 31 December, net of accumulated amortisation	111,824	51,938

At 1 January Cost	1,984,615	1,910,608
Accumulated amortisation	(98,525)	(50,311)
Accumulated impairment losses	(1,834,152)	(1,834,152)

Net carrying amount	51,938	26,145

At 31 December Cost	2,072,930	1,984,615
Accumulated amortisation	(126,954)	(98,525)
Accumulated impairment losses	(1,834,152)	(1,834,152)

Net carrying amount	111,824	51,938

All capitalised software represents externally acquired software with a useful life of between 2 and 5 years amortised on a straight line basis.
Impairment Testing of Goodwill
No impairment loss was recognised in the financial statements for the year ended 31 December 2006 or 2005. For the year ended 31 December 2004, an impairment loss of $1,834,152 was recognized.
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

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
13. Intangible Assets and Goodwill (continued)
The recoverable amount of ProCam was determined by assessing its fair value less costs to sell. Fair value was determined using a discounted cash flow calculation using management’s cash flow forecasts for a period of two years.
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
14. Share-based Payment Plans
Options Issued under the Constitution
The Board of directors has the authority to issue options not pursuant to the Employee Share Option Plan as part of executive and senior employee remuneration packages. Inclusion of options as part of a remuneration package is at the absolute discretion of the board of directors. Each employment contract or offer letter contains the specific details of the employees’ entitlement to options issued in this manner. Specifically the number of options the employee is entitled to, the exercise price, the vesting date and the expiry date of the options are all outlined in the employee contract.
The exercise price shall not be less than the market price of the Company’s shares on the date of signing the employment contract. The aggregate number of shares subject to options shall not exceed 5% of the Company’s shares then on issue. There are also individual limits on the number of options, which may be granted to employees.
An option shall lapse upon expiry of the exercise period.
The fair value of employee benefits are estimated at the date of grant using the Black-Scholes option pricing model. The following inputs were used in determining the value of options.
•	Expected volatility — calculated using historical information for a period equivalent to the expected life of the option dated back from the grant date of the options. This has a range between 57% and 65% depending on grant date and expected life of the options.

•	Risk-free interest rate — based on the implied yield on zero coupon Australian Government bonds with a maturity equal to the expected life of the option.

•	Expected life of the option — Range from four to eight years determined by the terms of the option agreement and managements’ assessment of when the option will be exercised.

•	Option exercise price — as per option terms.

•	Share price — share price at grant date of the option.

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
14. Share-based Payment Plans (continued)
The following table illustrates the number (No.) and weighted average exercise price (WAEP) of share options issued during the year under the constitution.

	2006		2005
	No.	WAEP	No.	WAEP

Outstanding at the beginning of the year	15,463,938	0.30	12,399,353	0.28
Granted during the year	3,547,500	0.40	3,268,750	0.40
Expired during the year	(910,500)	0.57	(204,165)	0.87

Outstanding at the end of the year	18,100,938	0.30	15,463,938	0.30

Exercisable at the end of the year	11,313,438	0.42	10,113,438	0.32

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
14. Share-based Payment Plans (continued)
The outstanding balance at 31 December is represented by:

	Exercise Price
Expiry Date	A$	2006 No.	2005 No.

8 January 2006	1.162	—	62,500
3 March 2006	0.400	—	55,000
4 June 2006	1.162	—	62,500
3 September 2006	0.556	—	12,500
3 September 2006	1.162	—	62,500
19 October 2006	0.400	—	118,000
31 October 2006	0.400	—	500,000
31 October 2006	0.556	—	12,500
31 December 2006	0.556	—	25,000
6 February 2007	0.556	12,500	12,500
14 April 2007	0.556	12,500	12,500
14 September 2007	0.556	12,500	12,500
14 December 2007	0.556	12,500	12,500
31 December 2007	0.400	6,250	6,250
31 March 2008	0.556	12,500	12,500
4 June 2008	0.388	5,000	5,000
30 June 2008	0.556	12,500	12,500
30 September 2008	0.556	12,500	12,500
31 December 2008	0.556	12,500	12,500
14 January 2009	0.400	125,000	125,000
2 February 2009	0.400	100,000	100,000
16 February 2009	0.400	14,438	14,438
24 February 2009	0.400	81,250	81,250
10 March 2009	0.400	8,250	8,250
31 March 2009	0.400	62,500	62,500
5 April 2009	0.400	29,500	29,500
14 April 2009	0.400	1,100,000	1,100,000
10 May 2009	0.400	25,000	25,000
8 June 2009	0.400	25,000	25,000
21 June 2009	0.400	3,225,000	3,225,000
21 June 2009	1.100	40,000	40,000
21 June 2009	1.150	200,000	200,000
30 June 2009	0.400	62,500	62,500
5 July 2009	0.400	75,000	75,000
14 July 2009	0.400	125,000	125,000
4 September 2009	0.400	31,250	31,250
30 September 2009	0.400	62,500	62,500
14 October 2009	0.400	125,000	125,000
24 November 2009	0.400	6,250	6,250
4 December 2009	0.400	31,250	31,250
7 December 2009	0.400	12,500	12,500
31 December 2009	0.400	150,000	150,000
18 March 2010	0.400	20,000	—
31 March 2010	0.400	200,000	200,000
21 June 2010	0.400	578,750	578,750
24 June 2010	0.400	1,990,000	1,990,000
30 June 2010	0.400	200,000	200,000
30 September 2010	0.400	200,000	200,000
31 December 2010	0.400	218,750	193,750
31 March 2011	0.400	193,750	131,250
28 April 2011	0.400	940,000	—
30 June 2011	0.400	818,750	131,250
2 July 2011	0.010	5,000,000	5,000,000
30 September 2011	0.400	125,000	100,000
27 October 2011	0.400	506,250	—
31 December 2011	0.400	193,750	—
31 March 2012	0.400	193,750	—
30 June 2012	0.400	193,750	—
30 September 2012	0.400	193,750	—
31 December 2012	0.400	168,750	—
31 March 2013	0.400	168,750	—
30 June 2013	0.400	168,750	—

		18,100,938	15,463,938

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
14. Share-based Payment Plans (continued)
Weighted average remaining contractual life of options
Weighted average remaining contractual life of options as at 31 December 2006:

		Weighted average
Exercise Price	Number of options outstanding at	remaining contractual
A$	31 December 2006	life (months)

$0.56	100,000	13
$0.39	5,000	17
$1.10-$1.15	240,000	30
$0.40	12,755,938	42
$0.01	5,000,000	54

$0.30	18,100,938 (i)	45

The weighted average remaining contractual life of options as at 31 December 2005 was 50 months.
(i) Of the 18,100,938 options outstanding at 31 December 2006, 1,787,500 had not been issued.
Range of exercise prices
The range of option exercise prices was A$0.01 — A$1.15 (2005: A$0.01 — A$1.16; 2004: A$0.01 — A$1.16) with the majority being at A$0.40 (see above table).
Weighted average fair value
The weighted average fair value of options granted during the year was A$0.06 (2005: A$0.05; 2004: nil)
Employee Share Option Plan
The Company operates a discretionary Employee Share Option Plan (ESOP) to enable the Board of directors to provide an incentive and to reward full time executives and employees for the key role that they will play in the future success of the Company. A summary of the terms of the plan is as follows:
Invitations to participate in the ESOP are at the absolute discretion of the Board of directors. Any invitation shall specify the precise details of the invitation, such as maximum number of shares, date by which application must be made by the invitee, the exercise price and any conditions attached to the exercise of the option. The exercise price shall not be less than the market price of the Company’s shares on the date determined by the Board of directors. The aggregate number of shares subject to options shall not exceed 5% of the Company’s shares then on issue. There are also individual limits on the number of options, which may be granted to employees.
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

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
15. Trade and Other Payables

		2006	2005
		A$	A$

Trade payables	(i )	310,036	259,508
Interest payable		671,300	—
Other payables	(ii)	302,494	511,482

		1,283,830	770,990
Related party payables:
Key management personnel	(iii)	38,212	119,560

Carrying amount of trade and other payables		1,322,042	890,550

(i)	Trade payables are non interest-bearing and are normally settled on 30 day terms.

(ii)	Other payables are non-interest bearing and have an average term of 30 days.

(iii)	For terms and conditions relating to related party payables refer to Note 25 (f).
16. Interest-bearing Loans and Borrowings

		2006	2005
Current	Maturity	A$	A$

Secured
Obligations under finance leases (b)	2007	50,335	—
Unsecured
Convertible notes (d)	2009	11,600,613	—

Other loan — insurance premium (c)	2007	252,204	353,674

		11,903,152	353,674

Embedded derivatives (e)		10,811,057	—

Non current
Secured
Obligations under finance leases (b)	2008-2009	255,845	—

		255,845	—

(a) Fair value disclosure
Details of fair value of the Company’s interest bearing liabilities are set out in Note 20.
(b) Finance leases
Finance leases have a lease term of 3 years with no option to renew the leases or purchase the assets at the completion of the lease term (Note 21). These leases are secured through a bank guarantee deposit (Note 10) and by a first charge over the whole of the assets and undertaking of the Company including uncalled and unpaid capital.
(c) Other loan — insurance premium
The Company signed an agreement to fund the Company’s insurance premium. The Company’s accounting policy is to record a prepaid asset and an interest-bearing liability at the onset of the agreement and adjust the balance for the monthly expense and monthly payment. The terms of this agreement state that the amount funded for the Company’s insurance premium is to be repaid in twelve equal installments, including finance charges which is included in the cash flow from operating activities. The prepaid insurance related to insurance premium financing amounted to $287,132 as of December 31, 2006 (2005: 392,990). Interest on the other loan- insurance premium is at 4.1% for both 2006 and 2005.

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
16. Interest-bearing Loans and Borrowings (continued)
(d) Convertible notes
The Company issued 203,703,704 10% convertible notes at a fixed price of $0.135 to existing share holders at the rate of one convertible note for every 2.674 existing shares to raise A$27.5 million on 1 September 2006 under a renounceable rights issue. This issue was made together with the offer of one new share option (for no additional consideration) for every two convertible notes allotted, which resulted in 101,852,055 listed options being granted. The convertible notes represent an unsecured obligation, they are non-callable and have no early redemption features (except for default). In addition, 10 million options were issued to Harmony Investment Fund Limited or its nominees (“Harmony”) in consideration for a short term working capital facility and 65 million options were issued as payment for Harmony’s commitment to underwrite the transaction pursuant to a facilitation agreement.
At the maturity date (1 September 2009), the Company must repay the face value of A$0.135 to the note holders, unless the note holders have elected to convert some or all of their convertible notes into ordinary shares at a conversion price which is the lesser of A$0.135 cents per share or 90% of the volume weighted average price of ordinary shares during the 30 business days immediately preceding the conversion date. Note holders can elect to convert some or all of their convertible notes into ordinary shares at the beginning of each quarter, at the maturity date and at certain other times. The convertible notes are presented in the balance sheet as follows:

	2006	2005
	A$	A$

Convertible notes:
Balance at 1 January 2006	—	—
Face value of convertible notes issued on 1 September 2006	27,500,000	—
Value of embedded derivatives (e)	(7,944,444)	—
Fair value of detachable options (note 18)	(4,379,638)	—

Fair value of convertible notes issued on 1 September 2006	15,175,918	—
Transaction costs of convertible notes issue	(3,956,802)	—
Accretion of convertible note liability	870,700	—
Conversion of convertible notes to ordinary shares	(489,203)	—

Balance at year end	11,600,613	—

On 11 July 2006, Metal Storm entered into a Convertible Note Trust Deed (“Trust Deed”) with ANZ Executors & Trustee Company Limited (“Trustee”) in respect of the convertible notes. On the occurrence of an event of default committed by Metal Storm, if required by the Trustee under the terms of the Trust Deed, Metal Storm must redeem all convertible notes then on issue by payment to the note holders of the face value of the notes together with all accrued but unpaid interest on those notes on the date of redemption. The default events under the Trust Deed include, but are not limited to, a failure by Metal Storm to maintain cash balances and achieve key commercialisation milestones as discussed below.
The Company is required by the Note Holder’s Trust Deed to maintain the following minimum cash balances (including cash and cash equivalents and available for sale financial investments) in order to meet the requirements of the Trust Deed of the Convertible note holders.

Period	Minimum Cash Balance
Issue date to 31 December 2006	$22.5 million
1 January 2007 to 30 June 2007	$19.5 million
1 July 2007 to 31 December 2007	$ 15 million
1 January 2008 to 30 June 2008	$12.5 million
1 July 2008 to 31 December 2008	$ 7.5 million
The Company is also required to achieve the following key commercialisation milestones to the satisfaction of the Note Holders or an independent expert appointed by the Trustee:
(i)	two fully functional prototypes of stabilised remotely operable weapons systems including an Electro Optic Systems electronic fire control system and a Metal Storm Ballistic Weapon, as defined in the Teaming Agreement between Electro Optic Systems Pty Limited and the Company dated 2 August 2005 (subsequently named the Redback system) are assembled and ready for inspection before 30 June 2007;

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
16. Interest-bearing Loans and Borrowings (continued)
(d) Convertible notes (continued)
(ii)	two fully functional prototype units of the Three Shot Grenade Launcher (known as “3GL”) are assembled and ready for inspection before 30 June 2007;

(iii)	a successful live test firing of low velocity air burst rounds and low velocity high explosive rounds suitable for Metal Storm Ballistic Weapons in conjunction with Singapore Technologies Kinectics Ltd (as defined in the Teaming Agreement between the Company and Singapore Technologies Kinetics Ltd dated 28 September 2005) before 30 June 2007.
(e) Embedded derivative

	2006	2005
	A$	A$

Balance at 1 January 2006	—	—
Value of embedded derivatives on 1 September 2006	7,944,444	—
Conversion of convertible notes to ordinary shares	(377,717)	—
Fair value movement	3,244,330	—

Balance at year end	10,811,057	—

(f) Listed Options
Detachable options
The issue of convertible notes was made together with the offer of one new share option (for no additional consideration) for every two convertible notes allotted, which resulted in 101,852,055 listed options being granted. Each option entitles the holder to subscribe for one ordinary share upon exercise and each option is exercisable separately to the convertible notes at a fixed price of A$0.15 at any time between issuance and maturity being 3 years from the date of issue. The grant-date fair value of the options was A$0.43. The total fair value of options amounting to A$4,379,638 was recognized in equity (refer to Note 18). At 31 December 2006 there were 101,800,824 detachable options outstanding.
Harmony options
In addition, 10 million options were issued to Harmony in consideration for a short term working capital facility and 65 million options were issued as payment for Harmony’s commitment to underwrite the transaction pursuant to a facilitation agreement. These options were issued under the same terms and conditions as the detachable options issued with the convertible notes. The fair value of 10 million options amounting to A$467,000 was included in Finance costs in profit and loss while the fair value of the 65 million options amounting to $2,795,000 was accounted for as issue cost of the capital raising (see Note 4). At 31 December 2006 there were 75 million Harmony options outstanding.
The fair value of the detachable options and the Harmony options was estimated at the date of grant using the Black-Scholes option pricing model. The following inputs were used in determining the value of options.
•	Expected volatility — calculated using historical information for a period equivalent to the expected life of the option dated back from the grant date of the options. This had a volatility of 65% based on the grant date and expected life of the options.

•	Risk-free interest rate — based on the implied yield on zero coupon Australian Government bonds with a maturity equal to the expected life of the option.

•	Expected life of the option — Two years was determined by the terms of the option agreement and managements’ assessment of when the option will be exercised.

•	Option exercise price — as per option terms.

•	Share price — share price at grant date of the option.
Refer to note 18 for further details on all listed options.

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
17. Provisions

		Onerous Lease
	Make Good Provision	Contract	Payroll	Total
	A$	A$	A$	A$

At 1 January 2006	45,026	136,203	96,219	277,448
Arising during year	17,078	35,045	398,715	450,838
Utilised during year	(37,541)	—	(257,022)	(294,563)
Reclassified as Other Receivables	—	—	5,047	5,047
Unwinding and amortisation	3,227	—	—	3,227

At 31 December 2006	27,790	171,248	242,959	441,997

Current 2006	27,790	171,248	242,959	441,997
Non-Current 2006	—	—	—	—

	27,790	171,248	242,959	441,997

Current 2005	45,026	136,203	96,219	277,448
Non-Current 2005	—	—	—	—

	45,026	136,203	96,219	277,448

Make good provision
A provision is recognised to restore the leased premises to their original condition as required by the lease agreements. The amount recognised represents the present value of the estimated cost to restore the premises. Because of the long-term nature of the liability, the greatest uncertainty in estimating the provision is the costs that will ultimately be incurred. The provision has been calculated using a pre-tax discount rate of 11.035%.
Onerous Lease Contract
Due to the sale of the assets of ProCam Machine LLC in 2005, the Company ceased using the premises in Seattle WA, United States. The lease for these premises expires in June 2007. The Company has been in discussions with the lessor who has indicated that they are prepared to terminate the lease early in exchange for consideration of A$171,248. This amount has been provided for in the consolidated financial statements.
Payroll
A provision has been recognised for payroll liabilities that include unused annual leave and fringe benefits tax. The latter has been reclassified as Other Receivables as it represents an over-payment of fringe benefits tax at the year end.
18. Contributed Equity and Reserves

	2006	2005
	A$	A$

Ordinary Shares Issued and fully paid	60,199,980	56,559,039

Fully paid ordinary shares carry one vote per share and carry the right to dividends.
Effective 1 July 1998, the Corporations legislation abolished the concepts of authorised capital and par value shares. Accordingly the Company does not have authorised capital nor par value in respect of its issued share capital.

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
18. Contributed Equity and Reserves (continued)

		Number of	Issue	Amount
Movement in ordinary shares on issue		shares	price	A$

At 1 January 2005 and at 1 January 2006		521,970,978		56,559,039
New share issue	(i)	89,396	$0.28	25,031
New share issue	(ii)	22,648,691	$0.13	3,010,000
Conversion of convertible notes to shares	(iii)	7,881,096	$0.11	866,921
Exercise of detachable options	(iv)	51,231	$0.15	7,685
Transaction costs of share issues	(v)	—		(268,696)

At 31 December 2006		552,641,392		60,199,980

(i)	New share issue in part settlement of 2004 employee bonus, issued at market price less calculated Fringe Benefits Tax liability.

(ii)	New share issue for cash under a Share Purchase Plan on 19 May 2006, as part of a capital raising plan.

(iii)	6,421,634 convertible notes, issued for cash under the terms of the 28 July 2006 Renounceable Rights Issue Prospectus, converted at 90% of the volume weighted average price of shares during the 30 business days immediately preceding the conversion date.

(iv)	Issued under the terms of the 28 July 2006 Renounceable Rights Issue Prospectus.

(v)	The transaction costs represent the cost of issuing shares.

			Number of	Issue	Amount
Movement in options			options	price	A$

Listed options
At 1 January 2006
Detachable options issued related to issuance of convertible notes	(i	)	101,852,055	$0.043	4,379,638
Options in payment to Harmony for commitment to underwrite the transaction	(i	)	65,000,000	$0.043	2,795,000
Options issued in consideration for a working capital facility			10,000,000	$0.047	467,000
Exercise of 2006 options			(51,231)	$0.150	(7,685)

Listed options at 31 December 2006			176,800,824
Unlisted options (note 14)			18,100,938

Total options at 31 December 2006			194,901,762

(i)	Issued under the terms of the 28 July 2006 Renounceable Rights Issue Prospectus.
Options Reserves

	Unlisted	Listed options
	options reserve	reserve	Total
	A$	A$	A$

At 1 January 2005	1,316,454	—	1,316,454
Expenses recognised	409,728	—	409,728

At 31 December 2005	1,726,182	—	1,726,182
Detachable options issued related to issuance of convertible notes	—	4,379,638	4,379,638
Options issue costs	—	(748,072)	(748,072)
Options paid as costs to Harmony	—	3,262,000	3,262,000
Expenses recognised	358,686	—	358,686

At 31 December 2006	2,084,868	6,893,566	8,978,434

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
18. Contributed Equity and Reserves (continued)
Other Reserves

		Accumulated
	Bond reserve	translation reserve	Total
	A$	A$	A$

At 1 January 2005	—	(142,886)	(142,886)
Currency translation differences	—	48,101	48,101
Net gains on available-for-sale financial investments	36,660	—	36,660

At 31 December 2005	36,660	(94,785)	(58,125)
Currency translation differences	—	10,213	10,213
Net losses on available-for-sale financial investments	(34,580)	—	(34,580)

At 31 December 2006	2,080	(84,572)	(82,492)

Accumulated Losses

	2006	2005
	A$	A$

At 1 January	(52,447,234)	(41,532,634)
Net loss	(14,225,132)	(10,914,600)

At 31 December	(66,672,366)	(52,447,234)

Nature and purpose of reserves
Unlisted options reserve
The options reserve is used to record the share options issued to Directors, employees and consultants.
Bond reserve
The bond reserve is used to record the unrealised gain or loss on available-for-sale financial investments.
Accumulated translation reserve
The accumulated translation reserve is used to record the unrealised exchange differences arising from the translation of the financial statements of foreign subsidiaries whose functional currencies are different from the parent.
Listed options reserve
The listed options reserve is used to record the receipt on allotment of listed options issued under the renounceable rights issue (see Note 16 for details of the convertible notes).

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
19. Financial Risk Management Objectives and Policies
The Company’s principal financial instruments comprise cash, short-term deposits, fixed interest rate securities, finance leases, convertible notes and related embedded derivatives.
The main purpose of these financial instruments is to maximise the return on surplus cash and to raise finance for the Company’s operations.
The Company has various other financial instruments such as trade debtors and trade creditors, which arise directly from its operations.
It is, and has been throughout the period, the Company’s policy that no trading in financial instruments shall be undertaken.
The main risks arising from the Company’s financial instruments are interest rate risk, liquidity risk, foreign currency risk and credit risk. The board of directors reviews and agrees policies for managing each of these risks and they are summarised below.
Interest rate risk
The Company’s exposure to market risk for changes in interest rates relates primarily to the Company’s investments of surplus funds.
Surplus funds are invested in fixed interest rate securities. The interest rate of these securities is adjusted to market rate at each reset date, usually quarterly, and the securities are able to be redeemed with three days notice.
Fair Value Interest rate risk
As the Company’s holds fixed rate debt there is a risk that the economic value of a financial instrument will fluctuate because of changes in market interest rates. The level of fixed rate debt is disclosed in note 16 and it is acknowledged that this risk is a by-product of the Company’s attempt to manage its cash flow interest rate risk.
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

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
20. Financial Instruments
Fair Values
Set out below is a comparison by category of carrying amounts and fair values of all the Company’s financial instruments.

	Carrying amount		Fair value
	2006	2005	2006	2005
	A$	A$	A$	A$

Financial Assets- current
Cash and cash equivalents	23,830,267	635,861	23,830,267	635,861
Available-for-sale financial assets	2,002,080	5,056,140	2,002,080	5,056,140
Trade and other receivables	422,935	613,441	422,935	613,441
Trade and other receivables (non-current)	510,795	30,600	510,795	30,600

Financial Liabilities
Trade payables	1,942,525	933,574	1,942,525	933,574
Embedded derivative	10,811,057	—	10,811,057	—
Interest bearing loans and borrowings	11,903,152	353,674	11,903,152	353,674
Interest bearing loans and borrowings (non-current)	255,845	—	255,845	—

Interest rate risk
The following table details the carrying amount, by maturity, of the financial instruments that are exposed to interest rate risk.
Year ended 31 December 2006

					Weighted
					average
					effective
	<1 Year	>1-<2 Years	>2-<3 Years	Total	interest
	A$	A$	A$	A$	rate %

Financial Assets
Floating rate
Cash and cash equivalents	23,830,267	—	—	23,830,267	5.70
Fixed interest securities	2,002,080	—	—	2,002,080	BBSW + 1.3

Financial Liabilities
Fixed rate
Obligations under finance leases	50,335	57,724	198,121	306,180	9.6
Short term loans	252,204	—	—	252,204	4.1
Embedded derivatives (i)		—	10,811,057	10,811,057	—
Convertible notes (i)	—	—	11,600,613	11,600,613	46.9

(i)	At maturity 1 September 2009 the Company must repay the face value of the convertible notes to the note holders unless prior to this time they elect to convert the notes to equity.

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
20. Financial Instruments (continued)
Year ended 31 December 2005

					Weighted
					average
					effective
	<1 Year	>1-<2 Years	>2-<3 Years	Total	interest
	A$	A$	A$	A$	rate %

Financial Liabilities
Fixed rate
Short term loans	353,674	—	—	353,674	4.1

Floating rate
Cash and cash equivalents	635,861	—	—	635,861	4.6
Fixed interest securities	5,056,140	—	—	5,056,140	BBSW + 1.3
Short terms loans are unsecured and repayable in full by July 2007.
The 90 day BBSW rate can be found at the Reserve Bank of Australia website: http://www.rba.gov.au
21. Commitments and contingencies
Operating lease commitments — Company as lessee
The Company has entered into commercial property leases for its offices in Australia and the United States of America, and for computer equipment in Australia. The leases are operating leases and have remaining non-cancellable terms of between 1 and 4 years. The commercial property leases for its offices in Australia has a 5 year renewal option and an annual rent increase which is the greater of 4% and the CPI. The current CPI is less than 4%, thus a 4% increase has been applied. The commercial property lease for its office in the United States has an annual rent increase which is 2.75%.
There are no restrictions placed upon the lessee by entering into these leases.
Future minimum rental payments under non-cancellable operating leases at 31 December are as follows:

	2006	2005
	A$	A$

Within one year	380,269	468,068
After one year but not more than five years	819,877	1,085,904
More than 5 years	—	—

Total minimum lease payments	1,200,146	1,553,972

Finance lease commitments — Company as lessee
The Company has finance leases contracts for workshop equipment and demountable buildings with a carrying amount of A$306,180 (2005: nil). These leases contracts expire within 3 years with no option to renew the leases or purchase the assets at the completion of the lease term. Refer to Note 12 and Note 16 for further details.

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
21. Commitments and contingencies (continued)
Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

	2006
	Minimum lease	Present value of
	payments	lease payments
	A$	A$

Within one year	76,533	50,335
After one year but not more than five years	286,075	255,845

Total minimum lease payments	362,608	306,180
Less amounts representing finance charges	(56,428)	—

	306,180	306,180

Included in the financial statements as:

	2006	2005
	A$	A$

Current interest-bearing loans and borrowings (note 16)	50,335	—
Non-current interest-bearing loans and borrowings (note 16)	255,845	—

Total included in interest-bearing loans and borrowings	306,180	—

The weighted average interest rate implicit in the leases for the Company is 9.6% (2005: nil)
US Army ARDEC
Effective 15 August 2005, Metal Storm entered into a Cooperative Research and Development Agreement (“CRADA”) with the U.S. Army’s Research, Development and Engineering Center (“ARDEC”) to collaborate in demonstrating, evaluating and adapting Metal Storm’s stacked-round technology to weapons systems of interest to the U.S. military.
Specific projects under the CRADA are to be undertaken pursuant to a Statement of Work, which is negotiated and executed at the start of each new project. Statements of Work contain provisions governing project scope, ownership of co-developed technology and intellectual property and cost responsibility. We have recently completed a Statement of Work where Metal Storm was responsible for funding both its and ARDEC’s expenses under the project. Total costs were US$287,315 which included costs rolled over from a previous CRADA. The previous SOW has expired and there are no current commitments remaining. The Company has the option to extend the Statement of Work for further projects, the terms of which are currently being negotiated.
Contingent Liabilities
Potential claim concerning lease of two photocopiers — ProCam Machine LLC
With the sale of ProCam to Monroe Machined Products on 1 June 2005, there were two photocopiers which were surplus to the Group’s requirements. These machines were leased and contact has been made with the lessor to arrange for removal of these machines and payout of any outstanding lease residual. As at the date of this report, the Company has been unable to ascertain the fair value of these machines and the payout for early termination of the lease. Accordingly no provision for any liability has been recognised in these financial statements.
Motor Vehicle Accident Claim
The Company has received a claim for unquantified damages in relation to a motor vehicle accident in the US involving one of its former employees. The Company believes that any claim should be made against the motor vehicle accident policy which was current at the time of the accident. The Company is obtaining legal advice and intends to defend any claim against the Company. No provision for any liability has been recognised in these financial statements.

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
22. Related Party Disclosure
Call option agreement
In 2003 General Downing entered into a call option agreement with J M O’Dwyer, the Company’s major shareholder. Under this agreement, General Downing has the option to acquire 2,000,000 of the shares owned by Mr J M O’Dwyer if he holds office as a Director for a continuous period of three years. The value of this right has been amortised over the three year vesting period. Although General Downing resigned on 1 November 2006, he has fulfilled the requirements of this agreement. The options remain unexercised as at the date of the financial statements.
23. Events after the Balance Sheet Date
Subsequent to December 31, 2006, approximately 35.0 million ordinary shares have been issued on the conversion of the convertible notes at an issue price of A$0.135 per share. There has not been any other matter or circumstance, other than that referred to in the financial statements or notes thereto, that has arisen since the end of the financial year, that has significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.
24. Auditors’ Remuneration
Amounts received or due and receivable by Ernst & Young (Australia) for:

	2006	2005	2004
	A$	A$	A$

An audit or review of the financial report of the entity and any other entity in the consolidated entity	387,550	385,410	437,661

Other services in relation to the entity and any other entity in the consolidated entity	41,926	31,500	6,279

	429,476	416,910	443,940

Amounts received or due and receivable by non Ernst & Young audit firms for:

Non-audit services	90,800	—	—

25. Key Management Personnel Disclosures
(a) Details of Key Management Personnel

Directors

T J O’Dwyer	Executive Chairman — appointed 28 April 2006
B S McComish	Non-executive Director
J M Crunk	Non-executive Director
P D Jonson	Non-executive Director — appointed 6 February 2006
J R Nicholls	Non-executive Director — appointed 1 September 2006
W A Downing	Non-executive Deputy Chairman — resigned 1 November 2006
D A Smith	Managing Director & Chief Executive Officer — resigned 28 April 2006
D L Alspach	Non-executive Director — resigned 1 July 2006

Executives

J D MacDonald	Chief Financial Officer & Company Secretary — resigned 22 March 2007
P D Faulkner	Senior VP — Director of US Operations — appointed to this role 1 September 2006
J Cronin	Managing Engineer
G L Bergeron III	Chief Technology Officer — resigned 31 January 2007
I A Gillespie	Chief Operating Officer — resigned 20 October 2006
J C Chehansky	Senior VP Business Development — resigned 1 May 2006

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
25. Key Management Personnel Disclosures (continued)
(b) Compensation of Key Management Personnel

	2006	2005
	A$	A$

Short-Term	2,111,346	1,326,496
Post Employment	75,907	61,182
Share Based Payments	263,085	422,626
Termination Benefits	304,140	500,000

Totals	2,754,478	2,310,304

The Company has applied the option under Corporations Amendments Regulation 2006 to transfer key management personnel remuneration disclosures required by AASB 124 Related Party Disclosures paragraphs Aus 25.4 to Aus 25.7.2 to the Remuneration Report section of the Directors’ report. These transferred disclosures have been audited.
(c) Option holdings of Key Management Personnel

						Vested at 31 December 2006
	Balance at beginning of	Granted as	On purchase of	Options	Balance at end of		Not
31 December 2006	period	remuner-ation	listed options	expired	period	Exercisable	Exercise—able

Directors
T J O’Dwyer	—	—	33,819	—	33,819	33,819	—
W A Downing — resigned 1 November 2006	3,400,000	490,000	—	—	3,890,000	1,390,000	2,500,000
D A Smith — resigned 28 April 2006	—	625,000	—	—	625,000	625,000	—
D L Alspach — resigned 28 April 2006	1,350,000	450,000	—	—	1,800,000	1,800,000	—
B S McComish — resigned 8 March 2007	—	—	—	—	—	—	—
J M Crunk	—	—	—	—	—	—	—
P D Jonson	—	—	—	—	—	—	—
J R Nicholls	—	—	—	—	—	—	—
W A Owens	3,100,000	—	—	—	3,100,000	600,000	2,500,000
D W Christman	1,533,750	—	—	—	1,533,750	1,533,750	—
J M O’Dwyer	900,000	—	—	—	900,000	900,000	—

Executives
I A Gillespie — resigned 20 October 2006	1,100,000	—	—	—	1,100,000	1,100,000	—
J D MacDonald — resigned 22 March 2007	500,000	—	—	—	500,000	500,000	—
G L Bergeron III —resigned 31 January 2007	250,000	—	—	—	250,000	250,000	—
P D Faulkner	—	200,000	—	—	200,000	125,000	75,000
J Cronin *	200,000	—	—	—	200,000	200,000	—
J C Chehansky — resigned 1 May 2006	—	75,000	—	—	75,000	75,000	—
C A Vehlow—resigned 17 December 2004	2,075,000	—	—	(750,000)	1,325,000	1,325,000	—

Total	14,408,750	1,840,000	33,819	(750,000)	15,532,569	10,457,569	5,075,000

*	J Cronin did not meet the definition of a key management person under AASB 124 for the 2005 financial year when the options were granted, but is a key management person for 2006.

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
25. Key Management Personnel Disclosures (continued)
(c) Option holdings of Key Management Personnel (continued)

					Vested at 31 December 2005
	Balance at	Granted as	On exercise of	Balance at end of		Not
31 December 2005	beginning of period	remuneration	options	period	Exercisable	exercisable

Directors

T J O’Dwyer	—	—	—	—	—	—
W A Downing (i)	2,950,000	450,000	—	3,400,000	900,000	2,500,000
D A Smith (i)	—	—	—	—	—	—
D L Alspach (i)	675,000	675,000	—	1,350,000	1,350,000	—
B S McComish (ii)	—	—	—	—	—	—
J M Crunk	—	—	—	—	—	—
P D Jonson	—	—	—	—	—	—
J M O’Dwyer	450,000	450,000	—	900,000	900,000	—
J D Heipt	—	—	—	—	—	—
W A Owens	2,950,000	150,000	—	3,100,000	600,000	2,500,000
D W Christman	915,000	618,750	—	1,533,750	1,533,750	—

Executives

I A Gillespie (i)	1,100,000	—	—	1,100,000	1,100,000	—
J D MacDonald (ii)	—	500,000	—	500,000	312,500	187,500
G L Bergeron III (ii)	250,000	—	—	250,000	187,500	62,500
J C Chehansky (i)	—	—	—	—	—	—
C A Vehlow	1,850,000	225,000	—	2,075,000	2,075,000	—

Total	11,140,000	3,068,750	—	14,208,750	8,958,750	5,250,000

(i)	resigned during 2006

(ii)	resigned subsequent to 31 December 2006

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
25. Key Management Personnel Disclosures (continued)
(d) Shareholdings of Key Management Personnel

	Balance at	Granted as	On exercise of	Net Change	Balance at end of
31 December 2006	beginning of period	remuneration	options	Other	period

Directors

T J O’Dwyer	63,611	—	—	117,244	180,855
W A Downing (i)	500,000	—	—	—	500,000
D A Smith (i)	—	—	—	—	—
D L Alspach (i)	—	—	—	—	—
B S McComish (ii)	—	—	—	—	—
J M Crunk	—	—	—	—	—
P D Jonson	—	—	—	340,000	340,000
J Nicholls	—	—	—	—	—

Executives

I A Gillespie *(i)	—	89,396	—	—	89,396
J D MacDonald (ii)	—	—	—	—	—
G L Bergeron III (ii)	—	—	—	—	—
P D Faulkner	—	—	—	—	—
J Cronin	—	—	—	—	—
J C Chehansky (i)	—	—	—	—	—

Total	563,611	89,396	—	457,244	1,110,251

(i)	resigned during 2006

(ii)	resigned subsequent to 31 December 2006

*	Mr Gillespie was issued 89,396 shares in 2006 in part settlement of a bonus due for the 2004 financial year. This was expensed in the 2005 financial statements.

31 December 2005

Directors

T J O’Dwyer	63,611	—	—	—	63,611
W A Downing (i)	500,000	—	—	—	500,000
D A Smith (i)	—	—	—	—	—
D L Alspach (i)	—	—	—	—	—
B S McComish (ii)	—	—	—	—	—
J M Crunk	—	—	—	—	—
P D Jonson	—	—	—	—	—
J M O’Dwyer	199,729,559	—	—	—	199,729,559
J D Heipt	—	—	—	—	—
W A Owens	—	—	—	—	—
D W Christman	—	—	—	—	—

Executives

I A Gillespie (i)	—	—	—	—	—
J D MacDonald (ii)	—	—	—	—	—
G L Bergeron III (ii)	—	—	—	—	—
J C Chehansky (i)	—	—	—	—	—
C A Vehlow	—	—	—	—	—

Total	200,293,170	—	—	—	200,293,170

(i)	resigned during 2006

(ii)	resigned subsequent to 31 December 2006

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
25. Key Management Personnel Disclosures (continued)
(d) Shareholdings of Key Management Personnel (continued)
All equity transactions with key management personnel other than those arising from the grant and exercise of remuneration options or the issue of shares as part of remuneration, have been entered into under terms and conditions no more favorable than those the Company would have adopted if dealing at arm’s length.
(e) Loans to Key Management Personnel
There were no loans to key management personnel at 31 December 2006 or 31 December 2005.
(f) Other transactions and balances with Key Management Personnel
Directors’ fees
At 31 December the following Directors’ fees were payable to Directors in relation to the financial year then ended:

	2006	2005
	A$	A$

T J O’Dwyer	6,666	—
W A Downing	—	44,560
D L Alspach	15,000	75,000
J M Crunk	14,879	—
B S McComish	1,667	—

	38,212	119,560

Payables are non-interest bearing and have an average term of 30 days.
Receivables due from key management personnel
At 31 December the following receivable balances were due from key management personnel:

I A Gillespie	—	13,436

	—	13,436

This receivable was an interest-free advance with a six month repayment term.
26. Reconciliation of AIFRS to USGAAP
     The consolidated financial statements of the Company are prepared in accordance with AIFRS, which as applied by the Company also complies with IFRS (refer note 3), which differs in certain significant respects from accounting principles generally accepted in the United States of America (USGAAP). The following is a summary of the significant adjustments to net loss for the years ended December 31, 2006, 2005 and 2004 and to total equity as of December 31, 2006, 2005 and 2004 which would be required if USGAAP had been applied instead of AIFRS in the consolidated financial statements. A description of the significant differences in accounting principles is provided in Note 27.

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
26. Reconciliation of AIFRS to USGAAP (continued)
(a) Reconciliation of Net Loss

			2006	2005	2004
	Note		A$	A$	A$

Net loss reported using AIFRS			(14,225,132)	(10,914,600)	(13,104,127)
USGAAP adjustments -
- Amortisation of non-compete agreements	27	(a)	—	(33,153)	(66,306)
- Write back of non-compete agreements included in goodwill under AIFRS	27	(a)	—	—	193,809
- Write-off of non-compete agreements	27	(a)	—	(94,350)	—
- Goodwill purchase price adjustment made for USGAAP	27	(h)	—	—	(638,688)
- Share based payments	27	(g)	—	—	335,624
- Write-off of costs pertaining to capital raising	27	(b)	327,248	(327,248)	—
- Onerous lease contract	27	(c)	17,230	(485,829)	—
- Accretion expense on convertible notes	27	(d)	(269,085)	—	—
- Write back of embedded derivative fair value adjustments	27	(d)	3,244,330	—	—
- Others	27	(i)	(184,949)	(161,664)	158,455

Net adjustments			3,134,774	(1,102,244)	(17,106)

Net loss in accordance with USGAAP			(11,090,358)	(12,016,844)	(13,121,233)

(b) Earnings per Share

Weighted average number of shares	27	(e)	537,796,067	521,970,987	500,886,725
Basic and diluted loss per share from continuing operations	27	(e)	0.02	0.02	0.02
Basic and diluted loss per share from discontinued operations	27	(e)	—	0.01	0.01
(c) Reconciliation of Shareholders Equity

			2006	2005	2004
	Note		A$	A$	A$

Total Equity reported using AIFRS			2,423,556	5,779,862	16,199,993
USGAAP adjustments -

- Amortisation of non-compete agreements	27	(a)	—	—	(66,306)
- Write back of non-compete agreements included in goodwill under AIFRS	27	(a)	—	—	193,809
- Write-off of capitalised costs pertaining to capital raising	27	(b)	—	(327,248)	—
- Onerous lease contract	27	(c)	(468,599)	(485,829)	—
- Accretion expense on convertible notes	27	(d)	(269,085)	—	—
- Write back of embedded derivative fair value adjustments	27	(d)	3,244,330	—	—
- Recognition of beneficial conversion feature in convertible notes	27	(d)	3,361,111	—	—
- Others	27	(i)	—	184,949	346,613

Net adjustments			5,867,757	(628,128)	474,116

Shareholders’ Equity according to US GAAP			8,291,313	5,151,734	16,674,109

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
26. Reconciliation of AIFRS to USGAAP (continued)
(d) Reconciliation of Income

			2006	2005	2004
	Note		A$	A$	A$

Revenue under AIFRS			2,339,310	830,645	837,201
- Reversal of revenue to unearned revenue	27	(f)	(390,107)	—	—
- Interest revenue	27	(k)	(758,280)	(599,902)	(794,565)

Revenue under USGAAP			1,190,923	230,743	42,636

Other income/(expense) under AIFRS			—	—	—
- Interest income	27	(k)	758,280	599,902	794,565
- Research & development rebate received	27	(k)	342,108	648,320	332,744
- Interest expense	27	(k)	(2,097,932)	(35,496)	(43,568)
- Options issued in consideration for working capital facility	27	(k)	(467,000)	—	—
- Foreign exchange			15,864	(27,022)	8,685

Other income/(expense) under USGAAP			(1,448,680)	1,185,704	1,092,426

(e) Condensed Income Statement under USGAAP

			2006	2005	2004
			A$	A$	A$

Revenue			1,190,923	230,743	42,636
Operating Expenses			(10,810,575)	(11,217,569)	(10,395,199)

Loss from operations			(9,619,652)	(10,986,826)	(10,352,563)
Other income / (expense)			(1,448,680)	1,185,704	1,092,426

Loss from continuing operations			(11,068,332)	(9,801,122)	(9,260,137)
Loss from discontinued operations net of tax	27	(j)	(22,026)	(2,215,722)	(3,861,096)

Net loss			(11,090,358)	(12,016,844)	(13,121,233)

27. Significant Differences between AIFRS and USGAAP
(a) Non-compete Agreements
ProCam Machine LLC (ProCam) was purchased by the company in December 2003. Under USGAAP the Company recognized an intangible asset related to non-compete agreements that were estimated to have a fair value of A$198,917 at acquisition.
As a result of applying the exemption in AASB 1 (IFRS 1) First-time Adoption of Australian Equivalents to International Financial Reporting Standards, which allows the prospective adoption of AASB 3 (IFRS 3) Business Combinations from 1 January 2004, business combinations occurring before this date were not reopened. Under previous previous Australian Generally Accepted Accounting Principles (AGAAP), which was applicable at the time of the ProCam Machine LLC acquisition, a number of costs relating to the ProCam purchase were expensed. Under USGAAP direct costs of an acquisition are included in the cost of the acquired enterprise.
Under AGAAP in a business combination individual identifiable intangible assets were not recognised as separate assets and were considered part of goodwill. As such, the fair value of the non-compete agreements was not recognised separately. Under AIFRS identifiable intangible assets are required to be separately recognised, however, the Company has elected to take the transitional exemption in relation to business combinations. As such, it has not applied AIFRS retrospectively to past business combinations and, therefore, not adjusted the goodwill recognised.

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
Under USGAAP the non-compete agreement has been amortised over its useful life, being three years. Amortization of non-compete agreements amounted to nil for the year ended December 31, 2006 (refer to discussion below) (2005: A$33,153, 2004: 2004: A$66,306)
27. Significant Differences between AIFRS and USGAAP (continued)
In June 2005 the Company sold ProCam. Accordingly, under USGAAP the carrying value of the non-compete agreement at that date (A$94,350) was written off and is included in the loss from discontinued operations as disclosed within the condensed income statement under USGAAP (see Note 26(a)). As the non-compete agreement is fully written off at December 31, 2005 there is no reconciling item for 2006.
(b) Capital Raise Costs
Included in prepayments under AIFRS as of December 31, 2005 are capital raising costs of A$327,248 relating to raisings that had not occurred by December 31, 2005. According to SEC Staff Accounting Bulletin 5A incremental costs incurred in a proposed offering of equity securities can not be deferred for more than 90 days. After 90 days the offering is deemed to be aborted and all such costs must be expensed. As the Company’s proposed capital raise did not proceed within 90 days of the incurrence of the costs they have been written off for USGAAP purposes during 2005.
These costs were written off under AIFRS during 2006 and as a result are shown a reconciling item between US GAAP and AIFRS.
(c) Onerous Lease Contract
At December 31, 2006, ProCam had an onerous lease obligation (see Note 17). Under AIFRS, onerous lease obligations are measured at management’s best estimate of the expenditure required to settle the obligation. The amount recognised under AIFRS at 31 December 2006 was A$171,248 (A$136,203 at December 31, 2005). As the contract has not been cancelled and no formalized termination has been negotiated with the lessor, under Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities, the present value of the remaining lease obligation is required to be recognised which equates to $A639,847 at December 31, 2006 (A$622,032 at December 31, 2005).
The reconciling item for 2006 represents the incremental expense required to bring the onerous lease provision to the present value of the remaining lease obligation under USGAAP.
(d) Convertible Notes
Under AIFRS, convertible notes issued with detachable options are recognised and classified into liability and equity elements in accordance with the requirements of AASB 139 “Financial Instruments: Recognition and Measurement.” The detachable options are recognized in equity and the convertible note payable is recognised as a liability (refer to Note 2 (o)). In addition, the conversion feature of the convertible note is considered as an embedded derivative that is accounted for at fair value and classified as a liability. The fair value movement is recognised in profit or loss. Refer to Notes 2 and 16.
Under US GAAP, the detachable options are classified in equity in accordance with the requirements under Emerging Issue Task Force (EITF) 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock.” Accordingly, the proceeds from issuance of convertible notes with detachable options are allocated between the liability and equity components based on the relative fair values of the two securities at the time of issuance in accordance with Accounting Principles Board (APB) 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants.” The value allocated to detachable options is consistent with the amount recognized in equity under AIFRS. In addition, consideration is given as to whether the conversion feature of the convertible note should be separated pursuant to SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” and EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” (EITF 98-5) and be recognized as a liability or separate component of equity. In accordance with EITF 98-5 and EITF 00-27, “Application of Issue 98-5 to Certain Convertible Instruments,” the beneficial conversion feature related to the convertible notes should be recognized as a separate component of equity at the intrinsic value ($3,361,111) as determined based on fair value of the share and the effective conversion rate of the convertible note at the time of issuance, which resulted in additional debt discount on the convertible note.
Under both AIFRS and US GAAP, the debt discount is amortised from issuance date to the stated maturity date.
Consistent with AIFRS under US GAAP, upon conversion, the unamortised discount related to the converted notes remaining at the date of conversion is immediately recognised in interest expense in accordance with the

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
requirements under EITF 00-27, and the carrying amount related to converted note liability is recognised in equity.
27. Significant Differences between AIFRS and USGAAP (continued)
(d) Convertible Notes (continued)
In addition, under AIFRS, the debt issue costs, consisting of direct and incremental cost related to issuance of convertible note are deducted from the amount of the convertible note liability. Under US GAAP, debt issue costs are not considered debt discount and are separately reported as a deferred charge.
The differences in accounting treatment described above resulted in reconciling differences on profit and loss for the fair value movement of the embedded derivative under AIFRS amounting to $3,244,330 and higher accretion expense under US GAAP by $269,085 for the year ended December 31, 2006.
As of December 31, 2006, the unamortized discount included in the carrying value of the convertible note liability and the unamortized deferred financing costs amounted to A$6,979,773 and A$3,474,486, respectively.
Under US GAAP, the rollforward analysis of convertible notes follows:

2006
A$
Balance at 1 January	—
Face value of convertible notes issued on 1 September	27,500,000
Value of beneficial conversion feature recognised in equity	(3,361,111)
Fair value of detachable options	(4,379,638)

Fair value of convertible notes issued on 1 September	19,759,251
Accretion of convertible note liability	520,783
Conversion of convertible notes to ordinary shares	(626,727)

Balance at year end	19,653,307

(e) Earnings per Share
Earnings per share results will differ between AIFRS and USGAAP due to the impact of different accounting policies on items affecting net income.
(f) Revenue recognition
During the financial year the Company has one contract that under AIFRS was able to be recognised based on completed milestones. Consistent with the requirements of AASB 111 “Construction Contracts” and AASB 118 “Revenue” the Company expensed costs as incurred and recognised revenues received (A$390,107). However, in accordance with Statement of Position (SOP) 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” the contract did not qualify for segmentation and is accounted for under the completed contract method for US GAAP. Therefore, revenue is deferred and costs incurred are deferred to the extent of the revenue received. This resulted in reversal of revenue and operating expenses in the income statement amounting to $390,107 for the year ended December 31, 2006, and recognition of $390,107 of deferred cost and deferred revenue in the balance sheet as of December 31, 2006.
(g) Share-based payments
Under AIFRS, stock-based compensation awards issued after 7 November 2002 and vested on or after 1 January 2005 are required to have their fair value recognised as an expense and amortised over the vesting period. The fair value for those awards was determined using a Black-Scholes model and expensed accordingly.
Under USGAAP, up to 31 December 2004 the Company accounted for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees”. Under APB 25 compensation expense is recognized to the extent that the fair value of the equity instrument exceeds the exercise price of the option granted at a defined measurement date. The measurement date is the first date on which both the following are known: (i) the number of shares that an individual employee is entitled to receive; and (ii) the exercise price.

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
27. Significant Differences between AIFRS and USGAAP (continued)
(g) Share-based payments (continued)
From 1 January 2005, the Company accounted for stock-based compensation in accordance with the Statement of Financial Accounting Standards No. 123 Revised (SFAS 123R), “Share-Based Payment”. SFAS 123R revises SFAS 123 and supersedes Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees” (APB 25). SFAS 123R requires the cost of all share-based payment transactions to be recognised in the financial statements. SFAS 123R also establishes fair value as the measurement method in accounting for share-based payments to employees.
Effective January 1, 2005, the Company adopted the fair value recognition provisions of SFAS 123R, using the modified-prospective-transition method. Under the transition method, compensation costs recognized during the year ended 31 December 2005 include (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2005, based on the grant-date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2005 based on the grant-date fair value estimated in accordance with the provisions of 123(R). Results for prior periods have not been restated.
As a result of adopting SFAS 123(R) on January 1, 2005 the Company’s loss before income taxes and net loss for the year ended December 31, 2005 are both $409,728 higher than if it had continued to account for share-based compensation under APB 25. Basic and diluted loss per share for the year ended December 31, 2005 was $0.0007 higher than if the Company had continued to account for the share-based compensation under APB 25.
There are no differences in share based payment expense between USGAAP and AIFRS in 2006 or 2005, as a result of the adoption of SFAS 123R.
The difference between the recognition criteria under APB 25 and AIFRS resulted in a reduction in the share based payment expense of A$335,624 in 2004 under US GAAP.
(h) Goodwill
     a. Recognition
     Pursuant to the aforementioned exemption in AASB 1, under previous AGAAP, which was applicable at the time of the ProCam Machine LLC acquisition, a number of costs relating to the ProCam purchase were expensed. Under USGAAP direct costs of an acquisition are included in the cost of the acquired enterprise.
     b. Impairment loss
The impairment loss recognised differed to that under AIFRS due to different amounts included in goodwill under USGAAP (refer above). Impairment loss recognised in 2004 under USGAAP is $2,280,052.
(i) Others
Other differences is comprised of certain individual differences, none of which are considered material.
(j) Discontinued Operations
The accounting differences between AIFRS and US GAAP with regards to loss from discontinued operations comprise of the following :

	2006	2005	2004
	A$	A$	A$

Loss from discontinued operations AIFRS:	39,256	1,602,390	1,515,759
Impairment loss reclassification to discontinued operations	—	—	1,834,152
Amortisation of non-compete agreement (see Note 27(a))	—	33,153	66,306
Write-back of non-compete agreements included in goodwill for AIFRS (see Note 27(a))	—	—	(193,809)
Write-off of non-compete agreements (see Note 27(a))	—	94,350	—
Goodwill purchase price adjustment made for USGAAP (see Note 27 (h))	—	—	638,688
Onerous lease contracts (see Note 27(c))	(17,230)	485,829	—

Loss from discontinued operations US GAAP:	22,026	2,215,722	3,861,096

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
27. Significant Differences between AIFRS and USGAAP (continued)
(k) Consolidated Income Statement Classification Differences
In addition to the differences in valuation and income recognition, other differences, essentially related to presentation, exist between AIFRS and US GAAP. Although there is no impact on US GAAP reported Equity and Net Loss due to these differences, it may be useful to understand them to interpret the Condensed Incomel Statements presented in accordance with US GAAP. The following is a summary of presentation differences that relate to the basic AIFRS Consolidated Financial Statements
Under AIFRS, interest income is reported as a component of revenue from operations. Under US GAAP, interest income is reported as a component of non-operating income (loss).
Under AIFRS, borrowing costs are classified in income (loss) from operations. Under US GAAP, borrowing costs are classified in non-operating income (loss).
Under AIFRS, the Company classifies refunds related to an income tax rebate program sponsored by the Australian Tax Office as an offset to research and development expenditure. Under US GAAP the Company has elected to apply the guidance under paragraph 8 of FAS 116 which allows for the recognition of contributions received as revenues or gains in the period received.
(l) Recent Accounting Pronouncements
Uncertainty in Income Taxes
In July 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes (“FIN 48”). FIN 48 creates a single model to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. In addition, FIN 48 clearly scopes out income taxes from SFAS No. 5, Accounting for Contingencies. FIN 48 applies to all tax positions related to income taxes subject to SFAS No. 109. This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty. The guidance contained in FIN 48 is also applicable to pass-through entities, non-taxable entities, and entities whose tax liability is subject to 100 percent credit for dividends paid. FIN 48 utilizes the following two-step approach for evaluating tax positions: recognition (step one) and measurement (step two). Step one occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained on examination. Step two is only addressed if step one has been satisfied. Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis, which is more-likely-than-not to be realized on ultimate settlement. Derecognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for derecognition of tax positions. FIN 48 requires expanded disclosures, including a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period, unless a significant change occurs in an interim period. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company plans to adopt this pronouncement in calendar year beginning January 1, 2007 and does not believe the adoption of FIN 48 will have a material effect on the financial statements.

Metal Storm Limited
Notes to the Consolidated Financial Statements (Australian Dollars) (continued)
For the years ended 31 December 2006, 2005 and 2004
27. Significant Differences between AIFRS and USGAAP (continued)
(l) Recent Accounting Pronouncements (continued)
Fair Value Measurements
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities and also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value and does not expand the use of fair value in any new circumstances. Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Under SFAS 157, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company plans to adopt this pronouncement in calendar year beginning January 1, 2008 and does not believe the adoption of SFAS 157 will have a material effect on the financial statements.
28. Additional Information
Non-compete Agreements

	2006	2005	2004
	A$	A$	A$

At cost	198,917	198,917	198,917
Less accumulated amortisation	(104,567)	(104,567)	(71,414)
Less write-off	(94,350)	(94,350)	—

Net value	—	—	127,503

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

METAL STORM LIMITED
By:	/s/ LEE FINNIEAR
Name Lee Finniear
	Title:	Chief Executive Officer

Date: May 18, 2007

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit
1.1	Constitution of Metal Storm*

4.1	DSTO Research Agreement dated April 20, 2001*

4.2	Deed of Amendment to the DSTO Research Agreement dated September 13, 2002 (portions omitted pursuant to a request for confidential treatment; non-public information has been filed with the SEC)**

4.3	DSTO Technology License Agreement dated April 20, 2001, as amended (portions omitted pursuant to a request for confidential treatment; non-public information has been filed with the SEC)*

4.4	Employment Agreement of Dr. Lee Finniear

4.5	Letter of Offer to Mr. Peter D. Faulkner

4.6	Separation Agreement, dated February 8, 2005, of J.M. O’Dwyer***

4.7	Deed of Termination Agreement, dated May 20, 2006, of David A. Smith****

4.8	Employment Agreement of Dr. Joe Cronin

4.9	Cash Advance Facility Agreement, dated June 16, 2006, between Metal Storm and Harmony Investment Fund Limited****

4.10	Discretionary Share Option Scheme*

4.11	Convertible Note Trust Deed dated July 11, 2006

8.0	List of Subsidiaries of Metal Storm Limited

12.1	Certification by the Chief Executive Officer of Metal Storm Limited in accordance with Section 302 of the Sarbanes-Oxley Act

12.2	Certification by the Financial Controller of Metal Storm Limited in accordance with Section 302 of the Sarbanes-Oxley Act

13.1	Certification by the Chief Executive Officer in accordance with Section 906 of the Sarbanes-Oxley Act

13.2	Certification by the Financial Controller in accordance with Section 906 of the Sarbanes-Oxley Act

*	Incorporated by reference from our Registration Statement on Form 20-F filed on December 12, 2001, File No. 000-31212.

**	Incorporated by reference from our Annual Report on Form 20-F filed on July 14, 2003.

***	Incorporated by reference from our Annual Report on Form 20-F filed on June 15, 2005.

****	Incorporated by reference from our Annual Report on Form 20-F filed on July 17, 2006.