Form 20-F/A
period 2006-12-31
METAL STORM LTD  /ADR/
filed 2008-01-30
CIK 1119775

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F/A
Amendment No. 1
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
552,691,392 Fully Paid Ordinary Shares
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.      Yes ☑      No ☐
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes ☑      No ☐
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) for the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.      Yes ☑      No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
     Indicate by check mark which financial statement item the registrant has elected to follow. ☑ Item 17      ☐ Item 18

Item 15. Controls and Procedures
SIGNATURES
EX-12.1: CERTIFICATION
EX-12.2: CERTIFICATION
EX-13.1: CERTIFICATION
EX-13.2: CERTIFICATION

Explanatory Note
This Amendment No.1 on Form 20-F/A has been filed solely to amend and restate Item 15. Controls and Procedures for Metal Storm Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2006 that was filed on May 18, 2007. Item 15. Controls and Procedures in Metal Storm’s Form 20-F for the fiscal year ended December 31, 2006 is deleted in its entirety and replaced with Item 15. Controls and Procedures set forth in this Amendment No. 1 on Form 20-F/A.
This Form 20-F/A consists of a cover page, this explanatory note, Item 15, the signature page and Exhibits 12.1, 12.2, 13.1 and 13.2.
Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, update or restate the information in any other Item of the Form 20-F or reflect any events that have occurred after the Form 20-F was filed.

Item 15. Controls and Procedures
     An evaluation as of December 31, 2006 was carried out under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, of the effectiveness of the design and operations of our disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934.
     Based on that evaluation, our principal executive officer and principal financial officer concluded that, as of December 31, 2006, the design and operation of our disclosure controls and procedures were not effective to ensure that information required to be disclosed in the reports that we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.
     In connection with their audit of our fiscal year ended December 31 2006, Ernst & Young, our independent auditors, informed our Audit Committee that they consider the following matters represent material weaknesses in the operation of our internal controls over financial reporting:
     Internal Control Environment
     Issues identified involved segregation of duties, errors in accounting for transactions under A-IFRS and U.S. GAAP and processes surrounding preparation of the financial statements and related disclosures. Our auditors have concluded that the overall control environment has not been designed to achieve a remote likelihood that a material misstatement of the financial statements will not be prevented or detected.
     Our auditors noted that there had been improvements in the internal control environment during 2006. However, observations from the audits of the December 31, 2006, 2005 and 2004 financial statements indicate that these weaknesses still exist in our internal control environment.
     We have taken measures to improve the internal control systems by implementing the recommendations of our auditors. These improvements have reduced the weaknesses related to internal controls as evidenced by a significant reduction in audit differences over the period. However, there are still improvements to be made and as such we are continuing to review our processes and internal control systems.
     U.S. GAAP Knowledge
     Our auditors have noted that the design and operation of our process for reporting in accordance with U.S. GAAP continues to be inadequate to satisfy the requirements of the SEC.
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
     Segregation of Duties
     Our independent auditors noted a lack of segregation of duties with Metal Storm and recommended various measures to establish such controls. These measures have included employing additional staff to segregate finance tasks and implementing proper review processes over key finance functions. Our Chief Financial Officer resigned in April 2007 and a new Chief Financial Officer was hired in August, 2007.
     Financial Statement Close Process
     Our auditors noted that the number and dollar value of audit adjustments made indicates a material weakness in the financial statement close process. Although we have undertaken measures to meet the requirements of the regulators in Australia and the United States, substantial improvements are still needed. The failure to reconcile accounts on a timely basis, the ability to override entries in the Australian accounting system without leaving documentation, failure to record timely reconciliations, and lack of documentation for options reserves, bond reserves, intercompany accounts, accruals and annual leave were all indicators.

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

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this amendment to the annual report to be signed on its behalf by the undersigned thereunto duly authorized.

METAL STORM LIMITED

By:
Name:	Lee Finniear
Title:	Chief Executive Officer
Date: January 29, 2008