Form 20-F
period 2007-12-31
METAL STORM LTD  /ADR/
filed 2008-06-30
CIK 1119775

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
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
598,680,579 Fully Paid Ordinary Shares
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
Large accelerated filer ☐      Accelerated filer ☐      Non-accelerated filer ☑
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☑
     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17    ☐ Item 18
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐   No ☑

CURRENCY OF PRESENTATION AND EXCHANGE RATES
     All references herein to “A$” and “$” are to Australian dollars. All references herein to “US$” and “U.S. dollar” are to United States dollars. Except as otherwise stated, all monetary amounts in this annual report are presented in Australian dollars. When necessary, historic data were converted at the applicable rate for the date or year indicated. The exchange rate used to convert balance sheet accounts at December 31, 2007 was A$1.00 = US$0.8776.
     For your convenience, we have translated some Australian dollar amounts into U.S. dollar amounts at the noon buying rate in The City of New York for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”). On June 26, 2008, the noon buying rate for Australian dollars into U.S. dollars was A$1.00 =US$0.9573.
The following table contains information for the noon buying rate for the Australian dollar into U.S. dollars for the periods indicated.

	At
	Period	Average
	End	Rate (1)	High	Low
Year ended December 31,
2003	0.7520	0.6589	0.7520	0.5629
2004	0.7805	0.7384	0.7979	0.6840
2005	0.7342	0.7620	0.7974	0.7261
2006	0.7884	0.7535	0.7914	0.7056
2007	0.8776	0.8389	0.9369	0.7724
Month
January 2008	0.8968	0.8823	0.8981	0.8654
February 2008	0.9370	0.9133	0.9463	0.8934
March 2008	0.9132	0.9221	0.9411	0.8958
April 2008	0.9419	0.9309	0.9488	0.9067
May 2008	0.9551	0.9492	0.9644	0.9338

(1)	Determined by averaging noon buying rates on the last day of each full month during the period.
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
     Until 2005, we prepared financial statements in Australian dollars and in accordance with Australian generally accepted accounting principles that existed at the time (“historical Australian GAAP”) in order to comply with requirements of the Australian Securities Exchange, which is our primary listing. In addition, we voluntarily prepared financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for inclusion in our annual report on Form 20-F.
     Commencing with fiscal years beginning on or after January 1, 2005, Australian companies such as Metal Storm must comply with Australian equivalents to International Financial Reporting Standards (“A-IFRS”) as well as International Financial Reporting Standards (“IFRS”) and interpretations adopted by the International Accounting Standards Board. We believe that U.S. investors better understand IFRS than historical Australian GAAP and, as a result, we no longer prepare financial statements in accordance with U.S. GAAP.
     Our financial statements for 2007, 2006 and 2005 have been prepared in Australian dollars and in accordance with A-IFRS and also comply with IFRS as issued by the International Accounting Standards Board. For the purpose of comparability, the 2004 financial information included in this annual report has been prepared on a basis to comply with IFRS.
     Our selected financial data set forth below for 2007, 2006, 2005 and 2004 are presented in accordance with IFRS. Income statement data for the years ended December 31, 2007, 2006 and 2005 the balance sheet data as at December 31, 2007, 2006 and 2005 have been derived from our audited financial statements, which are included elsewhere in this annual report.

	As of and for the year ended December 31,
	2007	2006	2005	2004
	A$	A$	A$	A$
Income Statement data in accordance with IFRS:
Revenue	3,205,381	2,339,310	830,645	837,201
Expenses	(8,269,116)	(15,454,051)	(10,107,359)	(12,382,001)

Loss from continuing operations	(5,063,735)	(13,114,741)	(9,276,714)	(11,544,800)
Finance costs	(4,934,415)	(2,183,013)	(35,496)	(43,568)
Income tax benefit	—	—	—	—
Loss after tax from continuing operations	(9,998,150)	(15,297,754)	(9,312,210)	(11,588,368)
Loss after tax from discontinued operation	—	(39,256)	(1,602,390)	(1,515,759)

Loss attributable to members of the parent	(9,998,150)	(15,337,010)	(10,914,600)	(13,104,127)

Basic and diluted loss per share(1)	(0.0169)	(0.0285)	(0.0209)	(0.0262)
Weighted average ordinary number of shares outstanding	590,721,934	537,796,067	521,970,978	500,886,725
Balance Sheet data in accordance with IFRS:
Total current assets	17,069,966	26,605,477	7,115,554	17,349,971
Total assets	18,788,277	27,856,081	7,429,721	20,327,317
Total current liabilities	21,812,546	26,424,955	1,564,696	3,507,365
Long term obligations (including finance leases)	283,301	333,794	85,163	619,959
Total liabilities	22,095,847	26,758,749	1,649,859	4,127,324
Contributed equity	65,428,400	59,985,634	56,559,039	56,559,039

	As of and for the year ended December 31,
	2007	2006	2005	2004
	A$	A$	A$	A$
Total equity	(3,307,570)	1,097,332	5,779,862	16,199,993
Other Financial Data:
Dividends per share	—	—	—	—

(1)	Net loss per ordinary share — basic and diluted is calculated as net loss for the period divided by adjusted weighted average number of ordinary shares outstanding for the same period.
     Our selected financial data set forth below for 2003 is presented in Australian dollars and in accordance with U.S. GAAP. Income statement data for the year ended December 31, 2003 and the balance sheet data as at December 31, 2003 have been derived from our audited financial statements.

As of and for the year ended
December 31, 2003
(A$)
Amounts in accordance with U.S. GAAP
Income Statement data:
Total operating income	348,570
Total operating expenses	(8,153,088)

Loss from operations	(7,804,518)
Total other income	997,985
Loss after tax from discontinued operations	(373,244)

Net loss	(7,179,777)

Net loss per ordinary share — basic and diluted (1)	(0.016)
Weighted average ordinary number of shares outstanding	442,525,034
Balance Sheet data:
Total current assets	9,451,860
Total current liabilities	4,100,085
Total assets	15,101,660
Ordinary share capital	31,506,515
Total shareholders’ equity	9,353,392
Other financial data:
Dividends per share	—

(1)	Net loss per ordinary share — basic and diluted is calculated as net loss for the period divided by adjusted weighted average number of ordinary shares outstanding for the same period.
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

     Our directors believe that Metal Storm will succeed in securing additional funding in the near future. As discussed below, in September 2006, we raised A$27.5 million through the issuance of convertible notes that mature in September 2009. We are in discussions with the largest holder of our convertible notes, Harmony Investment Fund Limited (“Harmony”), to extend the maturity date of the convertible notes. Under the Convertible Note Trust Deed (“Trust Deed”) entered into with ANZ Executors & Trustee Company Limited (“Trustee”) on July 11, 2006 which governs the convertible notes, an affirmative vote of 75% of the holders of the outstanding convertible notes is required to effect an amendment extending the maturity date. As of June 2, 2008, Harmony held approximately 81% of the outstanding convertible notes. In addition, we are seeking to raise approximately A$6 million by way of a rights issue of new convertible notes to existing noteholders who reside outside the United States and a placement of new notes to Harmony. This proposal would require various consents and approvals, including existing noteholders and potentially shareholder approval, and could be subject to other conditions, including the sale by Harmony of some of its existing convertible notes. There can be no assurance that the maturity of the existing convertible notes will be extended or whether the proposed new issuance of convertible notes will occur or, if it does occur, what the terms would be.
     If such funding were to be unavailable, there would be significant uncertainty as to whether Metal Storm would continue as a going concern and, therefore we may not realize the value of our assets and settle our liabilities at amounts different from those stated in our financial statements. No adjustments have been made to the financial statements relating to the recoverability and classification of the assets carrying amounts or classification of liabilities that might be necessary should Metal Storm not continue as a going concern.
We may be required to redeem convertible notes before maturity, which redemption could cause us to become insolvent.
     In September 2006, we raised A$27.5 million under a rights offer of unsecured convertible notes (“Rights Offer”) in Australia and New Zealand. The convertible notes mature in September 2009 at which time Metal Storm must repay the face value of any convertible notes unless a holder of convertible notes (“Noteholder”) has elected to convert them into ordinary shares. As previously mentioned, we are in discussions with the largest holder of our convertible notes to extend the maturity date. In connection with the Rights Offer, Metal Storm entered into the Trust Deed. On the occurrence of a default event under the Trust Deed, Metal Storm must, if required by the Trustee, redeem all convertible notes outstanding by payment of the face value of the convertible note together with all accrued but unpaid interest.
     Under the terms of the Trust Deed, Metal Storm must maintain specific minimum cash balances for various periods through December 2008. Failure to satisfy this or other requirements could result in early redemption of the convertible notes. For further details of the Trust Deed, see Item 10C “Additional Information—Material Contracts—Terms of convertible notes—Trust Deed in connection with the Rights Offer”. In the event of early redemption of the convertible notes, Metal Storm would have to raise funds to meet such obligations. It is likely that it will not be able to do so in a timely manner, or at all, in which case Metal Storm could become insolvent.
We may need additional capital and may not be able to raise additional capital on favorable terms, if at all.
     We may not have commercialized our technology when existing funds have been fully expended. Metal Storm will require additional capital by mid-2009 to fund product development programs. In addition, we may seek to exploit business opportunities that will require us to raise additional capital from equity or debt sources. In particular, developing and commercializing new technology and products to develop our business could require a significant commitment of additional resources that could, in turn, require us to obtain additional funding. We may also require further funds to pursue regulatory clearances, prosecute and defend our intellectual property rights, develop marketing capabilities and fund operating expenses.
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
     We have incurred operating losses in each year since our inception. We had net losses of A$10.0 million and A$15.3 million for the years ended December 31, 2007 and 2006, respectively. We expect to incur additional operating losses over the next few years. Our profitability is dependent on our ability, alone or with others, to complete the successful product engineering of our technology, obtain any required regulatory clearances, and commercialize our products. We cannot be certain if or when we will achieve profitability.
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
     There is competition among defense development companies for qualified technical employees and retaining and attracting qualified individuals is critical to our success. The responsibility of overseeing day to day management and the strategic management of Metal Storm is concentrated amongst a small number of key people. In February 2008, our Chief Engineer resigned for personal reasons. The loss of the services of key personnel could have a material adverse effect upon Metal Storm, as we may not be able to recruit replacements for the key personnel within a short timeframe.
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
     We will need to obtain operating licenses and permits. Such licenses and permits may be difficult to obtain and retain depending on government policies, customs, changes in political leadership, and other factors. We cannot assure you that we will continue to be in compliance with any such licenses or permits or any other governmental requirements. If we fail to comply with any such licenses or permits or any other governmental requirements, it could have a material adverse effect on our business, financial condition and results of operations.
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
     We expect that a significant portion of our sales will be associated with contracts and programs for the U.S. government in which there are significant inherent risks, including risks particular to the defense industry. The primary risks relate to:
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
     Our major shareholder, James Michael O’Dwyer, beneficially owns 31% of Metal Storm’s ordinary shares. He has sold some shares recently and, in the past, he has indicated an intention to sell approximately one-half of his shareholding to someone who would likely be a long term investor. Any such sale and any significant subsequent resales may cause volatility in our share price. In addition, a significant number of shares could be issued upon conversion of the convertible notes and the exercise of options issued to Noteholders in September 2006. See Item 7A “Major Shareholders.”
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
     We believe that we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in 2000, 2002, 2003, 2004, 2005 and 2006 but not in 2001 and 2007. Metal Storm could become a PFIC again in the future.
     For any U.S. holder that owns our American Depositary Shares or ordinary shares during any taxable year in which we qualify as a PFIC, our status as a PFIC could, among other things, have a material effect on the timing and character of income and gain, for U.S. federal income tax purposes, with respect to the holder’s American Depositary Shares or ordinary shares. It could also have a material adverse effect on the amount of U.S. federal income tax owed by the U.S. holder as a result of owning, receiving dividends on or disposing of American Depositary Shares or ordinary shares. See Item 10E “Additional Information—Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Status” for a more detailed description of the U.S. tax consequences of owning stock in a PFIC.
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
     In 2000, we commenced a Level 1 American Depositary Receipts (“ADR”) program with The Bank of New York as depositary and our ADRs traded on the over-the-counter market. In December 2001, we commenced a Level 2 ADR program with The Bank of New York as depositary and our ADRs commenced trading on the NASDAQ Capital Market under the ticker symbol “MTSX”. From 2001 through 2004, we raised A$27.3 million through a share purchase plan that was available only to Australian residents and various private placements of ordinary shares in Australia.
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
B. Business Overview
     Metal Storm is a defense technology company with offices in Australia and the United States. We specialize in the research, design, development and integration of projectile launching systems utilizing our “electronically initiated/stacked projectile” technology for use in the defense, homeland security, law enforcement and industrial markets.
Strategy
     The 40mm weapons system category has been chosen as our primary focus in the short to medium term because we believe it provides the quickest path to the initial commercialization of our technology. We believe that Metal Storm technology is ideally suited to the 40mm category because the market for 40mm weapons and munitions is worldwide and covers both military and law enforcement sectors and this market is growing due to the increased use of 40mm weapons in modern warfare.
     Most contracted research and development projects are for 40mm weapons systems or components so the development work required aligns to the strategy points discussed above. Contracted research and development projects provide a valuable source of market opportunities as well as generating revenue. Contracts are generally funded by potential customers and are a recognized channel to market, particularly in the U.S. defense industry, where they can lead to eventual purchase orders.

     Our focus over the past 18 months has been to continue with the commercialization strategy of 40mm weapons system. This has included meeting the performance requirements of the Trust Deed governing our convertible notes. Specifically these were to demonstrate to the satisfaction of Noteholders or an independent expert appointed by the Trustee by June 30, 2007:
     (i) two fully functional prototypes of stabilized remotely operable weapons systems, including an Electro Optic Systems Pty Limited (“Electro Optic Systems”) electronic fire control system (known as “Redback™”) and a Metal Storm Ballistic Weapon that are assembled and ready for inspection;
     (ii) two fully functional prototype units of the Three Shot Grenade Launcher (known as “3GL”) are assembled and ready for inspection; and
     (iii) a successful live test firing of low velocity air burst rounds and low velocity high explosive rounds suitable for Metal Storm Ballistic Weapons in conjunction with Singapore Technologies Kinetics Ltd (“ST Kinetics”).
     These performance requirements were aligned with Metal Storm’s commercialization strategy and were successfully achieved in June 2007.
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
     We have entered in to a Joint Collaboration Agreement with Singapore Technologies Kinetics to collaborate in the design, development, testing, qualification and manufacture of prototypes and demonstration weapons and munitions as well as the commercial production and marketing of munitions and selected Metal Storm ballistic weapons that use those munitions. This agreement is expected to provide appropriately-qualified munitions and 3-shot grenade launcher (“3GL”) weapons for soldiers to trial and prepare these weapons for full-scale production.
     We continue to submit proposals for funded contracts based on the Metal Storm 40mm weapons systems and other calibers as opportunities arise.
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

Recent achievements
     Recent achievements, arising out of this strategic focus, include the successful completion of live firing trials and demonstrations of the 40mm weapons technology in several different configurations, including:
•	the successful test firing of the Redback™ weapon system and munitions in collaboration with Electro Optic Systems and ST Kinetics in February 2006, March 2007, April 2007 and June 2007;

•	the successful live fire demonstration of the FireStorm™ weapons system with non-lethal munitions for the U.S. Army in December 2007;

•	the initial test firing and trials of a prototype high explosive 40mm grenade assembly developed in collaboration with ARDEC in March 2006;

•	the successful live fire demonstrations of the MAUL 18mm grenade launcher to the U.S. Marine Corp in February 2008;

•	successful live fire demonstration from an unmanned aerial vehicle in collaboration with Dragonfly Pictures Inc. in September 2006;

•	ongoing development and firings of the 3GL weapons; and

•	ongoing refinement and development of munitions for use in all Metal Storm 40mm weapons systems.
     Engineering
     Metal Storm has progressed from the rapid iteration stage of development to a longer development cycle as the product is refined beyond proof of concept to a commercial ready product. System and quality testing along with system safety are key elements of this phase. This involves the mutual development of the system and the munitions to provide a complete solution.
     Most of the above work is being carried out in our Australian office, while our U.S. office is focused on contract performance on customer-specified systems. The combined tactics of systems development and application insertion are designed to help assure customer interest in Metal Storm-enabled systems, while providing feedback to Metal Storm engineers.
     The current labor breakdown is that approximately 90% of the Australian engineering effort is focused on 3GL weapon systems and associated munitions with 10% focused on other 40mm systems. In the United States, approximately 90% of the engineering effort is concentrated on contracted systems development and 10% is on internal research and development for systems improvements.
     Business Development
     Our strategy is to focus on winning commercial contracts for the supply and integration of our weapon systems. Our business model is to integrate our unique technology into a range of military systems as the foundation for growing a wider business. We aim to generate a range of products that exploit the unique selling points of our technology and which match current market needs in areas where sustainable long-term profit growth is possible. Our business development effort is focused on building a customer base for a line of products predominately based on our 40mm weapons system technology.
     A key element of our business development strategy is live-fire demonstrations to showcase the technical and operational capabilities of our technology and prototype products. These demonstrations serve a technical development and data gathering purpose, and a business development purpose. Typically we seek to conduct these demonstrations for a select audience of military and defense industry decision-makers.
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
Joint Collaboration Agreement with ST Kinetics
     In February 2008, Metal Storm entered into a Joint Collaboration Agreement with ST Kinetics that is designed to progress the 3GL and 40mm munitions to the manufacturing stage. Metal Storm and ST Kinetics have agreed to collaborate in the design, development, testing, qualification, manufacture of prototypes and demonstration weapons and munitions as well as the commercial production and marketing of munitions and selected Metal Storm ballistic weapons that only use those munitions. Both parties will contribute funds toward completing the demonstration and trial 3GL weapons and munitions. The agreement is expected to result in munitions that are compatible with all of Metal Storms’ 40mm weapons and could allow Metal Storm to expand its operationally-ready munitions to additional types. The agreement terminates in December 2020, unless terminated earlier pursuant to the terms of the agreement.
     In September 2005, Metal Storm entered into an exclusive Teaming Agreement with ST Kinetics for the development, testing, manufacture and marketing of munitions to be used in conjunction with Metal Storm projects. The agreement terminates in December 2012 unless terminated earlier by joint agreement of the parties or upon a default by one party. The agreement provides that intellectual property that is developed solely by one party under the agreement will be owned solely by that party. Intellectual property that is developed through the collaboration of both parties will be owned solely or jointly by Metal Storm, except for technology relating to the internal workings of the warheads, which will be owned by ST Kinetics. Each party is responsible for its own development costs under the agreement.
Internal Product Development
     Currently, the two primary internally-funded development programs consist of Redback™, which is a four barrel pod for a rapid slewing weapons mount, and 3GL, which is a rifle-mounted or handheld three-shot grenade launcher. The research not only encompasses the weapons themselves, but also associated electronic fire control systems and projectile technology.
     3GL
     The 3GL is a modular semi-automatic grenade launcher that is being designed to attach to an existing assault rifle and be capable of being mounted to a separate stock for stand-alone use. The advantage of the system is that it would be able to fire three grenade rounds without reloading, enabling the soldier to maintain aim at the target. It is expected that, once developed, the 3GL would provide a higher probability of hitting a target than a conventional grenade launcher. This project is being developed entirely by Metal Storm with munitions potentially being supplied by ST Kinetics. Several 3GL proof-of-concept models have been built and successfully tested in Australia and in Singapore. Under the collaborative agreement with ST Kinetics, a commercialization program for the 3GL is underway with the goal of having the weapon qualified for firing by the end of 2008.
     Redback™
     The Redback™ weapons system is a multi-barreled pod that is designed to detect a target, slew into position, and be fired at extremely high speeds. The system includes detection, acquisition and tracking electronics that are ultimately aimed at protecting vehicles from incoming rocket-propelled grenade, or RPG, attacks. Unlike other anti-RPG systems, Redback™ could be used as a conventional weapon for engaging conventional targets.
     Redback™ is being developed in a consortium with Electro Optic Systems, who will supply the gimbal, mount and acquisition and tracking electronics, and ST Kinetics, who will provide the ammunition. The weapon components are being funded and developed by Metal Storm. The Redback™ program commenced in November 2005. The project has already demonstrated the adaptation of existing ST Kinetics high explosive rounds to Metal Storm configuration for stacking ammunition in a barrel. Trials witnessed by an independent expert were conducted in Singapore in June 2007, proving it had reached fully functional prototype status. Electro Optic Systems is currently working on its targeting and sensor suite for anti-RPG Applications.
     Effective August 2005, Metal Storm entered into an exclusive Teaming Agreement with Electro Optic Systems for the joint development, manufacturing and marketing of a stabilized remote weapon system. The agreement terminates on December 31, 2012 unless terminated earlier by joint agreement of the parties or upon the occurrence of certain termination events. Each party is responsible for its own development costs under the agreement. The agreement provides that intellectual property which is developed solely by one party under the agreement will be owned solely by that party. Intellectual property that is developed through the collaboration of both parties will be owned by Electro Optic Systems except for technology that can only be utilized in connection with Metal Storm’s stacked-round systems, which will be owned by Metal Storm. If a weapon system developed under the agreement is ordered by a customer, Metal Storm will be paid for the components it provides under the terms of a separate purchase agreement.
     FireStorm
     FireStorm is a lightweight multi barrel 40mm electronic weapon system that is expected to provide solutions to the defense, security and law enforcement communities. The system can be mounted to fixed or mobile platforms to provide mission support for operations to include:
•	military operations on urban terrain;

•	reconnaissance patrol;

•	border patrol;

•	critical infrastructure protection; and

•	crowd control.
     FireStorm has successfully demonstrated its capabilities under separate contracts for the U.S. Navy and U.S. Army. Recent demonstrations have proven the system capable of delivering high explosive and a range of less-lethal munitions.

     Fireworks
     Metal Storm holds a number of patents relating to the formation of aerial images. The fireworks research is intended to add value to this intellectual property. Initial development has demonstrated the ability to launch, spin-stabilize and light the fuse of fireworks projectiles in a stacked configuration. There are currently no specific fireworks products under development.
     Systems for Unmanned Vehicles
     Metal Storm weapon systems are well suited to robotic vehicle applications as they are lightweight with all projectiles pre-stacked in the barrel. Additionally, with the lack of mechanical parts associated with conventional reload systems, the weapons are expected to be reliable and suitable for tele-robotic applications.
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
     In October 2007 Metal Storm entered into an memorandum of understanding with iRobot, a worldwide leader in the supply of military robots. The FireStorm weapon has been integrated with the iRobot Warrior robot. This was successfully demonstrated to both the U.S. Army and U.S. Navy proving its ability to deliver 40mm less-lethal and lethal rounds from a remote robotic platform.
     Metal Storm continues to pursue opportunities for the application of its technology to unmanned robotic platforms.
     MAUL
     The Metal Storm Multi-Shot Accessory Underbarrel Launcher (“MAUL”) is a lightweight 12-gauge gun system that attaches to the barrel of the M4 and M16 individual combat weapons. The MAUL uses Metal Storm’s stacked round firing system to allow four shots to be simultaneously loaded in a single chamber to maximize mission effectiveness.
     Traditionally soldiers have carried separate weapons to perform door-breaching and less-lethal force missions. The MAUL, which attaches to the primary weapons, allows both missions to be performed by a single weapon system with minimal weight overhead.
     Originally developed as a door-breaching capability, the MAUL is capable of firing both lethal and less-lethal munitions. It is bore sight aligned to the host gun sighting system.
     Constructed from carbon fibre with a steel barrel, the MAUL weighs only 2.75 pounds. Because there is no conventional mechanical action, the MAUL exhibits superior performance over other 12-gauge guns and operates over a wider range of climatic conditions. The MAUL is powered from a single, common stock, military grade lithium ion battery and will provide months of use from a single cell.
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
     Electronically Initiated Munitions Development — ST Kinetics

     This program involves the development of a range of electronically initiated munitions in collaboration with ST Kinetics, specifically for use with Metal Storm weapons. The range will be based on the existing ST Kinetics family of 40mm munition types, adapted to Metal Storm configuration. The program commenced in September 2005. High explosive and enhanced blast rounds plus air burst munitions were successfully test-fired in February 2006, June 2007 and March 2008.
External Development Programs
     In addition to our internal product development programs, we seek external funding from military and government agencies to develop products in collaboration with other parties.
     U.S. Navy SBIR Contract — Metal Storm Active Protection System
     This contract was for the development of a remotely controlled Active Protection System for mounting on various types of unmanned ground vehicles. It was funded through a Phase II Small Business Innovation Research (“SBIR”) contract sponsored by the U.S. Navy’s Space and Naval Warfare Systems Command and the Office of Naval Research. Metal Storm provided an unattended remotely operated weapon system designed to operate in a networked environment for the protection of very high value assets. The contract, which commenced in January 2006, was completed in March 2008.
     U.S. Army SBIR Contract — Metal Storm Crowd Control System
     This contract was for the development and testing of a Crowd Control System using Metal Storm 40mm weapons technology and less-lethal munitions. It was funded through a U.S. Army Phase II SBIR contract sponsored by the U.S. Army ARDEC. The contract required Metal Storm to develop and fabricate specific less-lethal rounds capable of being fired from Metal Storm weapon systems in a variety of configurations as a means to control potentially hostile crowds from infringing upon or interrupting ongoing operations. This contract, which commenced in December 2005, was completed in January 2008.
     StarChase Contract — Pursuit Management System Phase II Lead System Integrator
     StarChase LLC engaged Metal Storm to act as the lead systems integrator on the commercialization of the patented StarChase vehicle tagging technology. The contract required Metal Storm to generate a production-ready configuration of the StarChase system, and to produce, implement, and provide support for a limited number of systems to be used for operational testing. The contract commenced in May 2006 and was completed in October 2007. Metal Storm is continuing to provide services to StarChase in support of the product commercialization.
     U.S. Marine Corps — 18mm Stacked Round Firing System
     This contract was for the design, fabrication and test of 18mm stacked round firing systems. Under the terms of the contract, Metal Storm explored the feasibility of employing 18mm fin stabilized high explosive projectiles from an accessory under-barrel weapon for the M-16A4 service rifle. The firing technology led to a test bed capability potentially leading to U.S. Marine Corps experimentation with larger diameter finned projectiles than are possible with shot gun-launched munitions. The contract was announced in July 2006 and was successfully completed in March 2008.
     U.S. Navy — 12-gauge Multi-shot Grenade Launcher
     In June 2008, the U.S. Office of Naval Research awarded a contract to further develop a 12-guage, multi-short grenade launcher. The contract was awarded on “cost plus fixed fee” basis and is valued at US$936,695. This project will extend work performed previously under a contract with the U.S. Marine Corps for a Multi-Shot Accessory Underbarrel Launcher. The MAUL is a lightweight grenade launcher and shotgun attachment that fits under the barrel of a combat weapon such as the M-16 or M-4.
     U.S. Army — Explosive Ordinance Disposal
     Under this contract with the U.S. Army, Metal Storm completed the preliminary design for a multiple shot disrupter to counter Improvised Explosive Devices (“IED”) and other explosive devises. This was received as a sole source, fixed price contract from the U.S. Army. The success of this preliminary design effort may lead to a follow on effort where design details will be finalized and proof guns and munitions will be fabricated. This contract was awarded in 2006 and was completed in June 2007.

     U.S. Navy — Weapons Pod Assembly and Spares
     Under this purchase order with the U.S. Naval Surface Warfare Center, Dahlgren Division, Metal Storm delivered a 4-barrel weapons pod, fire control unit, and 3-spare weapon assemblies for bench and field testing and evaluation. The purchase order was awarded July 2007 and completed in October 2007. Metal Storm is continuing to support the U.S. Navy in the integration of the Metal Storm weapons with its Cougar vehicle.
     Commercial Contract — Design Support Services
     Under this contract, Metal Storm is providing design support and participating in a series of tests for a major defense contractor. The contract was awarded in late December 2007 and is scheduled to be completed in September 2008.
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
     We also compete with manufacturers of handguns in developing the technology for our handgun. These companies are in the process of developing or have developed technology that may have some of the same or similar features to our handgun.
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
     We aggressively pursue patent applications for new inventions. Since our inception, we have filed many patent applications, including, but not limited to, applications relating to:
•	stacked projectile delivery systems and stacked projectile weapon systems, in particular the sealing, reload and ignition thereof;

•	technology related to encoding weapons to permit authorized access only;

•	ammunition and projectiles;

•	electronic firing technology;

•	area denial;

•	fire fighting;

•	seismic testing;

•	increased first shot kill probability;

•	multi-barrel systems;

•	fireworks;

•	missile defense and target interception;

•	directional control of missiles;

•	unmanned aerial vehicle weaponization;

•	adapting conventional munitions to Metal Storm configuration; and

•	selectable kinetic energy systems.
     As of December 31, 2007, we were maintaining:
•	25 granted U.S. patents and 15 pending U.S. patents;

•	24 granted Australian patents and 13 pending Australian patent applications including one allowed application; and

•	158 other patents granted outside the United States and Australia and 152 pending applications outside the United States and Australia, including 10 allowed applications (including 16 pending European Patent Convention and 3 PCT applications).
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
C. Organizational Structure
     Not applicable.
D. Property, Plant and Equipment
     We lease approximately 16,194 square feet of office and workshop space in Richlands, Australia. The annual gross rental payments are approximately A$130,716 payable in monthly installments of approximately A$10,893. The lease expires on June 30, 2009.
     We lease approximately 6,149 square feet of office space in Arlington, Virginia. The annual gross rent effective March 2007 is US$213,432 (A$233,724), payable in monthly installments of approximately US$17,786 (A$19,477). The lease expires on June 30, 2010.
Item 4A. Unresolved Staff Comments
     Not applicable.
Item 5. Operating and Financial Review and Prospects
     You should read the following discussion and analysis in conjunction with Item 3A “Key Information — Selected Financial Data” and our consolidated financial statements, the notes to the consolidated financial statements and other financial information appearing elsewhere in this annual report. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). In addition to historical information, the following discussion and other parts of this annual report contain forward-looking statements that reflect our plans, estimates, intentions, expectations and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. See Item 3D “Key Information — Risk Factors” and other forward-looking statements in this annual report for a discussion of some, but not all factors that could cause or contribute to such differences.
A. Operating Results
Overview
     Metal Storm Limited was incorporated as a private company in Australia in April 1994. We are a defense technology company that is involved in the research, development and commercialization of projectile launching systems that utilize electronically fired, “stacked projectile” technology. In 2007, we worked on several contracts with various U.S. government departments and private companies.
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

     We have incurred net losses since our inception. We recognized a net loss of A$10.9 million, A$15.3 million and A$10.0 million in the years ended December 31, 2005, 2006 and 2007, respectively. Our accumulated losses from inception to December 31, 2007 are A$77.8 million. We expect to incur increasing losses in the foreseeable future as we continue to invest in the research and development of our patented electronically initiated “stacked projectile” technology prior to entering into commercialization phase. We expect that losses will fluctuate from period to period and that such fluctuations may be substantial as a result of, among other things, the results of our research and development programs, the number of future prototypes we produce and test and potential design changes required as a result of testing. We are approaching the latter stage of product development and do not expect any revenues from product sales until at least the second half of 2009. While there has been significant interest in our proof-of-concept demonstrations, we cannot give assurance that we will manufacture or sell our products successfully or ever achieve or sustain profitability.
Where We Derive Our Revenue
     In 2007 and 2006, our principal sources of revenue were systems integration work and interest income.
Critical Accounting Policies
     Our discussion and analysis of our operating and financial review and prospects are based upon our consolidated financial statements, which have been prepared in accordance with IFRS. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of revenue, assets, liabilities and expenses. We re-evaluate our estimates on an on-going basis. Our estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.
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
     Construction contracts
     Construction revenue and expenses are recognized in accordance with the percentage of completion method unless the outcome of the contract cannot be reliably estimated. Where it is probable that a loss will arise from a construction contract, the excess of total expected contract costs over total expected contract revenue is recognized as an expense immediately.

     For fixed price contracts, the stage of completion is measured by reference to labor hours incurred to date as a percentage of estimated total labor hours for each contract. Revenue from cost-plus contracts is recognized by reference to the recoverable costs incurred during the reporting period plus the percentage of fees earned.
     The percentage of fees earned is measured by the proportion that costs incurred to date bear to the estimated total costs of the contract. Where the outcome of a contract cannot be reliably estimated, contract costs are recognized as an expense as incurred, and where it is probable that the costs will be recovered, revenue is recognized to the extent of costs incurred.
     Share-based payment transactions
     We provide benefits to employees (including directors) of Metal Storm in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (“equity-settled transactions”). We currently provide these benefits through (i) options issued to executives and employees as part of a remuneration package issued in accordance with the power contained in our constitution and (ii) the Employee Share Option Plan (“ESOP”).
     The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined using a Black-Scholes model. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Metal Storm (‘market conditions’). The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (‘vesting date’).
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
Comparison of Annual Results of Operations
     2007 compared with 2006
     Revenue. Revenue increased by A$866,071 from A$2,339,310 in 2006 to A$3,205,381 in 2007 due to higher fees earned from systems integration work carried out by our U.S. office and higher interest income, which increased by A$595,768 to A$1,354,048 as a result of higher average cash balances.
     Contract revenue was generated from six contracts during 2007. In addition, we completed a long-term contract with StarChase LLC valued at US$1.2 million. While some revenue relating to this contract had been recognized in 2006, no revenue was recognized in 2007 because the terms of the contract provided for the delay of payment until 2008, which is when we expect to recognize the balance of revenue from this contract.
     Expenses. Total expenses decreased A$4.5 million (25%) from A$17.7 million in 2006 to A$13.2 million in 2007. Significant movements in expenses were:
•	Employee expenses decreased A$1,133,346 (20.7%) from A$5,481,934 in 2006 to A$4,348,588 in 2007 due to a reduction in share based payments, termination payments and staff restructuring.

•	Research and development expenses increased A$681,035 (68.8%) due to the increased costs of test firings associated with the performance milestones of the Trust Deed.

•	Professional fees decreased A$410,227 (23.7%) primarily due to a non recurring expense in 2006 of A$399,141 associated with a proposed capital raising that was terminated in 2006.

•	In 2007, we had a fair value movement gain of A$2,421,388 on the embedded derivative that reflects the movement in the fair value of the conversion option embedded in the convertible notes issued in 2006. In 2006, we had a fair value loss of A$4,469,042.

•	Finance expenses increased A$2,751,402 in 2007. Finance expenses primarily relate to the convertible notes that we issued in September 2006. Accordingly, interest and accretion expenses for 2006 reflect the period from September to December whereas finance expenses in 2007 reflect the full year.
     Net Loss. As a result of the foregoing, our net loss decreased from approximately A$15.3 million in 2006 to A$10.0 million in 2007. Due to our continuing losses, no income tax expense has been recognized.
     2006 compared with 2005
     Revenue. Revenue increased by A$1,508,665 from A$830,645 in 2005 to A$2,339,310 in 2006 principally due to higher fees earned from systems integration work carried out by our U.S. office on four contracts. This increase is also due in part to higher interest revenue, which increased by A$158,378 to A$758,280 due to additional interest earned which resulted from the increase in cash from the proceeds of the Rights Offer.
     Expenses. Total expenses, excluding finance costs, increased A$4.1 million (41%) from A$10.1 million in 2005 to A$15.5 million in 2006. Significant movements in operating expenses were:
•	Employee expenses increased A$873,708 (19.6%) from A$4,468,640 in 2005 to A$5,342,348 in 2006, primarily due to the costs of additional staff employed throughout the year and executive bonuses.

•	Professional fees decreased A$42,456 (2.4%) from A$1,774,369 in 2005 to A$1,731,913 in 2006 due to cost savings achieved through performing more work in-house rather than using external consultants. These savings were off-set by professional fees of A$399,141 associated with a proposed capital raising that commenced in 2005 and was terminated in 2006.

•	Research and development expenses decreased A$156,342 (13.6%) from A$1,146,364 in 2005 to A$990,022 in 2006 reflecting the change in focus of the U.S. office from research and development on our internal programs to contract performance.

•	Administrative expenses decreased A$97,284 (10.5%) from A$928,931 in 2005 to A$831,647 in 2006 primarily due to a aggressive cost saving activities.

•	Facilities and equipment expenses increased A$218,950 (41.9%) from A$522,693 in 2005 to A$741,643 in 2006 primarily due to higher costs required to maintain two facilities in Brisbane for six months while a new engineering facility was being established plus higher depreciation costs resulting from the purchase of new plant and equipment.

•	Travel and entertainment expenses increased A$89,573 (20.6%) from A$433,859 in 2005 to A$523,432 in 2006 primarily due to an increase in travel costs associated with research and development activities and A$65,200 of travel costs relating to a proposed capital raising that commenced in 2005 and was terminated in 2006.

•	Public relations and compliance expenses decreased A$155,580 (31.4%) from A$494,786 in 2005 to A$339,206 primarily due to savings achieved through more work performed in-house rather than using external consultants.

•	In 2006, we had an A$4,469,042 embedded derivative expense that reflects the movement in the fair value of the conversion option embedded in the convertible notes issued in 2006. The fair value of the liability component of convertible notes is carried as a current liability on an amortized cost basis until extinguished on conversion or redemption.
     Finance Cost. Our finance costs increased A$2,260,351 from A$35,496 in 2005 to A$2,183,013 in 2006 due to the issue of unsecured convertible notes in connection with the Rights Offer in September 2006. These finance costs include the accretion of the convertible note liability of A$753,262 and the quarterly interest payable on the convertible notes of A$897,327. The finance costs also include A$467,000 which represents the fair value of options issued to Harmony Investment Fund Limited (“Harmony”) in accordance with a facilitation agreement dated July 20, 2006. Harmony was sub-underwriter of the Rights Offer.
     Net Loss. As a result of the foregoing, our net loss increased from approximately A$10.9 million in 2005 to A$15.3 million in 2006. Due to our continuing losses, no income tax expense has been recognized.
Effects of Currency Fluctuations

     Our functional currency and reporting currency is the Australian dollar.
     In accordance with IFRS, costs not denominated in Australian dollars are re-measured in Australian dollars, when recorded, at the prevailing exchange rates for the purposes of our financial statements. Consequently, fluctuations in the rates of exchange between the Australian dollar and U.S. dollar currencies will affect our results of operations. An increase in the value of a particular currency relative to the Australian dollar will increase the Australian dollar reporting value for transactions in that particular currency, and a decrease in the value of that currency relative to the Australian dollar will decrease the Australian dollar reporting value for those transactions.
     The effect of foreign currency translation is reflected in our financial statements in the statements of changes in shareholders’ equity and is reported as accumulated translation reserve. At December 31, 2007, the impact of the foreign currency translation was an accumulated reserve of (A$68,559) compared to accumulated reserve balance of (A$84,572) at December 31, 2006. The fluctuations are caused by fluctuations in the exchange rate between the Australian dollar and the U.S. dollar. We have not entered into any hedging arrangements to mitigate the effects of currency fluctuations.
B. Liquidity and Capital Resources
     Overview
     We have incurred substantial losses since the formation of Metal Storm and anticipate incurring substantial additional losses over at least the next few years as we continue our research and development activities and conduct further trials of our technology. Our operations have been financed primarily from capital contributions by investors, interest income earned on cash and cash equivalents, and grants from government agencies.
     The following table sets forth our consolidated cash flows for the past two years.

	Year ended December 31
	2007	2006
	A$	A$
Net cash used in operating activities	(11,255,896)	(7,456,339)
Net cash provided by investing activities	2,214,431	2,603,896
Net cash provided by (used in) financing activities	(59,772)	28,046,849
Effect of exchange rate changes on cash	(1.482)	—

Net movement in cash and cash equivalents	(9,102,719)	23,194,406

     Cash used in operating activities in each of the past two years consisted primarily of losses incurred in operations.
     In 2006, net cash provided by investing activities was a result of the sale of some of our fixed interest securities and the purchase of property, plant, and equipment. In 2007, net cash provided by investing activities consisted of interest income on deposits and the sale of financial investments.
     In 2006, financing activities were the result of a A$2.7 million, net of transaction costs, capital raising from shareholders resident in Australia and New Zealand through a share purchase plan conducted in May. In addition, we raised A$25.6 million net of costs in September 2006 through the Rights Offer. In 2007, financing activities consisted of the repayment of borrowings from short term loans.
     Borrowings
     In 2006, Metal Storm issued 203,703,704 convertible notes to existing shareholders in Australia and New Zealand at the rate of one convertible note for every 2.674 existing ordinary shares held to raise gross proceeds of A$27.5 million on September 1, 2006 under the Rights Offer. The Rights Offer was made concurrently with the offer of one new share option for every two convertible notes allotted, which resulted in 101,852,055 listed options being granted. In addition, 10 million options were granted to Harmony or its nominees in consideration for a short term working capital facility of A$5 million which was never drawn on by Metal Storm. A further 65 million options were issued to Harmony as payment for Harmony’s commitment to sub-underwrite the Rights Offer up to A$26.1 million.

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
     The convertible notes were issued under Trust Deed, the details of which are discussed in Item 10.C of this Form 20-F. It is possible that the convertible notes could become due and payable in 2008 if certain default events were to occur, most notably a breach of particular minimum cash levels. See Item 3D “Key Information— Risk Factors —We may be required to redeem convertible notes before maturity, which redemption could cause us to become insolvent.”
     Metal Storm has finance leases for workshop equipment and demountable buildings with a carrying amount of A$306,180. These leases expire within three years with no option to renew the leases or purchase the assets at the completion of the lease term. These finance leases are secured through a bank guarantee deposit.
     In addition, our annual insurance premiums are paid by a third party financier to whom we make monthly repayments with interest. In 2007, the amount of this insurance premium was A$419,703 of which A$36,465 (including interest) is payable per month.
     Other Material Commitments
     We had no material capital expenditures during the past two years and do not expect to incur any material capital expenditure in 2008.
     Future Cash Needs
     We expect that operating expenses will continue to be the principal use of our cash resources. Available cash resources are expected to provide us with sufficient capital to fund our operations through mid-2009. We will need to raise additional sources of funding before then and may seek it through equity or debt financings. The sale of additional equity or convertible debt could result in dilution to our shareholders. Additional debt would result in additional expenses and could result in covenants that would restrict our operations.
     Our convertible notes mature in September 2009. We are in discussions with our largest holder of our convertible notes, Harmony, to seek to extend the maturity date of the convertible notes. Under the Trust Deed entered into with the Trustee which governs the convertible notes, an affirmative vote of 75% of the holders of the outstanding convertible notes is required to effect an amendment extending the maturity date. As of June 2, 2008, Harmony held approximately 81% of the outstanding convertible notes. In addition, we are seeking to raise approximately A$6 million by way of a rights issue of new convertible notes to existing noteholders who reside outside the United States and a placement of new notes to Harmony. This proposal would require various consents and approvals, including existing noteholders and potentially shareholder approval, and could be subject to other conditions, including the sale by Harmony of some of its existing convertible notes. There can be no assurance that the maturity of the existing convertible notes will be extended or whether the proposed new issuance of convertible notes will occur or, if it does occur, what the terms would be.
C. Research and Development: Patents and Licenses
     Our primary activity since incorporation in 1994 has been the research and development of our technology. Expenditure on this activity was A$1.7 million and A$1.0 million for the years ended December 31, 2007 and 2006, respectively inclusive of the tax concession for research and development. Our policy is to focus our research on selected internal product development projects as well as external development programs under which we work in collaboration with other parties. See Item 4B “Information on Metal Storm — Business Overview”.
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
E. Off-Balance sheet arrangements
     Not applicable.
F. Tabular disclosure of contractual obligations
     The following table summarizes our contractual obligations and commitments as of December 31, 2007:

	Payments due by period
	Total	Less Than			More than
	A$	1 Year	1 — 3 Years	4 — 5 Years	5 Years
Capital (finance) lease obligations	278,943	63,907	215,036	—	—
Operating lease obligations	919,951	443,858	476,093	—	—
Convertible Notes	24,041,577	2,060,868	21,980,709	—	—

Total	25,240,471	2,568,633	22,671,838	—	—

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
The following people comprise our board of directors and executive officers:

Name	Position
Terence J. O’Dwyer	Chairman
Dr. Peter D. Jonson	Director
John R. Nicholls	Director
Dr. Lee J. Finniear	Chief Executive Officer
Brett I. Farmer	Chief Financial Officer
Peter D. Faulkner	General Manager – MS Inc
Peter R. Wetzig	Company Secretary
     Terence J. O’Dwyer. Mr. O’Dwyer, a chartered accountant in Australia, has been a director of Metal Storm since 1998. He was Executive Chairman between April 2006 and February 2007, when he assumed the day to day management of Metal Storm but, in line with our cost reduction strategy, did not receive any compensation for this role. He is a past Chairman of BDO Kendalls, a large Queensland accountancy firm of which he had been a partner for 28 years until his retirement in 2005. He is also a director of Bendigo Bank Limited and Qld Theatre Co.
     Dr. Peter D. Jonson. Dr. Jonson was appointed as a Director in February 2006. He has had government and commercial experience in leadership positions. He is a professional director and economist and spends a considerable part of his time directly or indirectly helping scientists and technologists produce commercial outcomes from their research. Dr. Jonson is a director of Pro Medicus Limited and Village Roadshow Limited and is chairman of Bionomics Ltd. Dr. Jonson is also Chairman of Australian Institute for Commercialisation, Australian Aerospace and Defense Innovations Ltd and the Australian Government’s Cooperative Research Centers Committee. He is Chairman Emeritus of the Melbourne Institute Advisory Board. He also held a number of senior positions as an economist with the Reserve Bank of Australia from 1972 to 1988.
     John R. Nicholls. Mr. Nicholls was appointed as a Director in September 2006 pursuant to an agreement with Harmony Capital Partners Pte Limited, which was a sub-underwriter for the Rights Offer. Mr. Nicholls has extensive experience with start-up and established companies, having held senior management positions and directorships for several Australian and international companies in the manufacturing, distribution, trading and merchant banking industries. He is a director of Nylex Limited and Brandrill Limited, each of which is listed on the Australian Securities Exchange.
     Dr. Lee J. Finniear. Dr. Finniear was appointed Chief Executive Officer in February 2007 and Managing Director in May 2007. He is responsible for the overall management of the operations of Metal Storm as well as managing our investor relations and capital requirements and corporate affairs. Prior to joining Metal Storm, Dr. Finniear was Chief Executive Officer of Derceto Ltd from May 2006 to January 2007. He was Vice President Asia Pacific with Intergraph Corporation’s largest division from 2003 to 2006. He has held senior executive roles in technology companies that service defense organizations worldwide and has direct experience with defense industry acquisition procedures. Dr. Finniear holds a PhD in an engineering related field.
     Brett I. Farmer. Mr. Farmer was appointed Chief Financial Officer in August 2007. He is a certified public accountant in Australia and previously worked in senior accounting positions for a number of years, including as Financial Controller of Metal Storm from June 2005 until his appointment as Chief Financial Officer.
     Peter D. Faulkner. Mr. Faulkner is General Manager – Metal Storm Inc. He is responsible for the management and administration of Metal Storm Inc operations and contracting activities and provides oversight of the Metal Storm Inc team. Mr. Faulkner has more than 25 years of experience as a Department of Defense contractor, focused on military weapons support systems. Prior to joining Metal Storm, he served as Vice President for ManTech International Corporation, one of the U.S. government’s leading providers of innovative technologies and solutions for mission-critical national security programs. Preceding his 21 years at ManTech, Mr. Faulkner worked at Aircraft Armaments Incorporated.
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
B. Compensation
     In 2007, the aggregate remuneration we paid and that accrued to our directors and senior management was A$1,805,158.
     The remuneration and benefits paid to our directors and executive officers during 2007, on an individual basis, are set out in the table below.

				Non				Total	Perfor-
		Salary &	Cash	Monetary				Remuner	mance
Name	Position	Fees	Bonus	Benefit	Other	Super	Options	-ation	Related

		A$	A$	A$	A$	A$	A$	A$	%
T. J O'Dwyer	Chairman (Non-Executive)	80,000	—	—	—	—	—	80,000	—
B. S. McComish	Director (Non-Executive) - resigned March 2007	12,333	—	—	—	—	—	12,333	—
J. M. Crunk	Director (Non-Executive) - resigned May 2008	85,248	—	—	—	—	—	85,248	—
P. D. Jonson	Director (Non-Executive)	60,000	—	—	—	—	—	60,000	—
J. R. Nicholls	Director (Non-Executive)	50,000	—	—	—	—	—	50,000	—
L. J. Finniear	Managing Director & Chief Executive Officer - appointed February 2007	214,361	40,000	—	—	21,597	89,700	365,658	10.9%
P. R. Wetzig	Company Secretary - appointed April 2007	50,720	—	—	—	—	—	50,720	—
B. I. Farmer	Chief Financial Officer - appointed August 2007	50,365	—	—	—	4,533	—	54,898	—
P. D. Faulkner	General Manager-MS Inc	227,929	19,709	10,279	2,937	—	10,223	271,077	7.3%
J. Cronin	Managing Engineer - resigned effective Feb. 2008	177,368	19,500	17,632	—	19,364	—	233,864	8.3%
J. D. MacDonald	Chief Financial Officer-resigned April 2007	142,905	22,750	—	—	10,712	—	176,366	12.9%
S. T. Rolander	Vice President - Corporate Services-MS Inc	144,339	13,076	7,730	2,021	—	—	167,166	7.8%
A. D. Schatz	Vice President - Business Development - MS Inc	174,484	—	—	2,334	—	—	176,818	—
G. L. Bergeron	Chief Technical Officer - resigned January 2007	19,475	—	1,318	216	—	—	21,009	—
Total Remuneration		1,489,527	115,035	36,959	7,508	56,205	99,923	1,805,158	6.4%

     During the year ended December 31, 2007, the following options over ordinary shares were granted as equity remuneration benefits to directors and executives. Options issued to executives were granted as equity compensation for services performed in the 2007 year in accordance with employment contracts and letters of offer. These options were not issued as part of an incentive plan.

	Granted		Terms and Conditions for each Grant					Vested
Fair
Value
			per			First	Last
		Grant	Option	Exercise	Expiry	Exercise	Exercise
	No.	Date	(1)	Price	Date	Date	Date	No.	%
Directors
T. J O’Dwyer	—	—	—	—	—	—	—	—	—
L. J. Finniear	500,000	2/26/07	$0.09	$0.19	3/08/12	8/18/07	3/08/12	500,000	100.0
L. J. Finniear (2)	500,000	2/26/07	$0.09	$0.19	3/08/12	2/18/08	3/08/12	500,000	100.0
J. M. Crunk	—	—	—	—	—	—	—	—	—
P. D. Jonson	—	—	—	—	—	—	—	—	—
J. R. Nicholls	—	—	—	—	—	—	—	—	—
B. S. McComish	—	—	—	—	—	—	—	—	—

Other Key Management Personnel
P. R. Wetzig	—	—	—	—	—	—	—	—	—
B. I. Farmer	—	—	—	—	—	—	—	—	—
P. D. Faulkner	25,000	2/06/06	$0.10	$0.40	3/31/12	3/31/07	3/31/12	25,000	100.0
P. D. Faulkner	25,000	2/06/06	$0.10	$0.40	6/30/12	6/30/07	6/30/12	25,000	100.0
P. D. Faulkner	25,000	2/06/06	$0.11	$0.40	9/30/12	9/30/07	9/30/12	25,000	100.0
J. Cronin	—	—	—	—	—	—	—	—	—
J. D. MacDonald	—	—	—	—	—	—	—	—	—
S. T. Rolander	—	—	—	—	—	—	—	—	—
A. D. Schatz	—	—	—	—	—	—	—	—	—
G. L. Bergeron	—	—	—	—	—	—	—	—	—

Total	1,075,000							1,075,000

(1)	See Note 14 to the accompanying consolidated financial statements for a discussion of our share-based payment plan.

(2)	500,000 share options vested after December 31, 2007 but before the date of this report.
C. Board Practices
     Under our constitution, our board of directors is required to be comprised of at least three directors. As of December 31, 2007, our board was comprised of five directors and is currently comprised of four directors. Our directors are elected to the board of directors for a three-year term and one-third of the directors retire by rotation at each annual general meeting of shareholders. Mr. John Nicholls was appointed as a Director in September 2006 pursuant to an agreement with Harmony in connection with the Rights Offer.
     The board of directors has established an Audit Committee that consists of three directors. Current members of our Audit Committee are Dr. Peter Jonson, Mr. John Nicholls and Mr. Terry O’Dwyer.
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
     Our board of directors has established a Finance Committee that is intended to be an oversight body on capital raisings, mergers and acquisitions and the financial function of Metal Storm’s operations. The Board disbanded this committee in March 2008.
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
D. Employees
     We employed 30 staff as at December 31, 2007.
E. Share Ownership
At June 2, 2008, the beneficial interests of the directors and executives in the ordinary shares and options of Metal Storm were:

			Number of Options
	Number of Shares Held		Exercisable
T. J O’Dwyer	180,855	(2)	33,819 (3)
P. D. Jonson	680,000		—
J. R. Nicholls(4)	—		—
L. J. Finniear	—		1,000,000
P. D. Faulkner	—		200,000
J. Cronin	—		200,000
P. R. Wetzig	400		—

(1)	At June 2, 2008, the number of outstanding shares was 608,443,049. There are 18,863,438 unlisted share options and 176,756,604 options quoted on Australian Securities Exchange.

(2)	101,233 shares are owned by Mr. Terence J. O’Dwyer and Mrs. P.M. O’Dwyer, 79,622 shares are owned by Louclaben Pty Ltd in trust for the O’Dwyer Family Account.

(3)	Options were issued in connection with the Rights Offer and are quoted and may be traded on Australian Securities Exchange.

(4)	John Nicholls is a director of Metal Storm and a director of Harmony Capital Partners Pte Limited (“Harmony Capital Partners”). Harmony Investment Fund Limited is an entity that is managed by Harmony Capital Partners and which owns securities in Metal Storm. At June 2, 2008, Citicorp Nominees Pty Ltd held 29,476,097 ordinary shares, 121,509,108 quoted convertible notes and 123,226,332 quoted options on behalf of Harmony Investment Fund Limited. Mr. Nicholls disclaims beneficial ownership of securities owned by Harmony Investment Fund Limited.
     We can grant options to purchase shares to our directors and employees under our constitution and under our discretionary share option scheme and under various employment agreements. See Item 10B “Additional Information — Our Constitution” for a summary of the provisions of our constitution relating to the issuance of options and Note 14 to the accompanying consolidated financial statements and Item 6B “Directors, Senior Management and Employees — Compensation” for a summary of the terms of our various option schemes.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
     The following table presents certain information regarding the beneficial ownership of our ordinary shares as of June 2, 2008 by each person known by us to be the beneficial owner of more than 5% of our ordinary shares, based upon a review of our share registry and filings made by shareholders with the Australian Securities Exchange. Beneficial ownership is determined according to the rules of the Securities and Exchange Commission and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options that are exercisable within 60 days.

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
     The below table lists applicable percentage ownership based on 608,443,049 ordinary shares outstanding as of June 2, 2008. Options to purchase our ordinary shares that are exercisable or convertible notes that can be converted into ordinary shares within 60 days of June 2, 2008 are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage.

	Number of Ordinary
Name of Shareholder	Shares (2)	Percentage of Class
James Michael O’Dwyer(1)	187,423,610	30.8%

(1)	Includes 62,026,783 shares owned by Mr. J.M. O’Dwyer, 125,396,722 shares owned by O’Dwyer Investments Pty Ltd as trustee for the O’Dwyer Family Discretionary Trust and 105 shares owned by Rhonda Clare O’Dwyer in trust for Mr. J.M. O’Dwyer. The percentage of Mr. J.M. O’Dwyer’s shareholding to total outstanding shares has decreased from 36.68% in June 2006 and 34.0% in April 2007.
     As of June 2, 2008, Harmony Investment Fund Limited was the beneficial owner of 29,476,097 ordinary shares, 106,097,590 convertible notes and 123,226,332 options. If all these options and convertible notes were exercised or converted and no other optionholder or Noteholder converted their holdings, Harmony would hold in excess of 40% of the ordinary shares in Metal Storm Limited. The diluting effect of this transaction would make Harmony the largest shareholder. Harmony has indicated an interest in selling some of its convertible notes on the Port Moresby Stock Exchange, where the convertible notes were recently listed.
     As of June 2, 2008, 1.1% of our ordinary shares were held by 59 U.S. holders of record and 97.9% of our ordinary shares were held by 8,753 Australian holders of record.
     As of June 2, 2008, 6,621,855 American Depositary Shares, representing 132,437,100 ordinary shares, were outstanding.
B. Related Party Transactions
     During 2007, Backwell Lombard Capital Ptd Ltd, of which our Director Terence O’Dwyer is a principal, was appointed to undertake consultancy work for Metal Storm. As at December 31, 2007, no fees were paid or payable to Backwell Lombard Capital Pty Ltd. Subsequent to that date, services have been performed resulting in a fee payable of A$30,000.
C. Interest of Experts and Counsel
     Not applicable.
Item 8. Financial Information
A. Consolidated Financial Statements and Other Financial Information
     Our financial statements are included as the “F” pages to this annual report.
Legal Proceedings
     None.
Dividends

     We have never declared or paid any cash dividends on our ordinary stock and we do not anticipate paying any cash dividends in the foreseeable future. Dividends may only be paid out of our profits. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors or, if our directors do not exercise their power to issue dividends, our shareholders in a general meeting may exercise the powers. See Item 10B “Additional Information — Our Constitution — Rights and Restrictions on Classes of Shares — Right to Share in Our Profits.” Our Directors’ current intention is to reinvest any income in the continued development and operation of our business.
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

	Price Per
	Ordinary Share
	High	Low
Year Ended	A$	A$
December 31, 2007
First Quarter	$0.21	$0.16
Second Quarter	$0.17	$0.12
Third Quarter	$0.15	$0.09
Fourth Quarter	$0.12	$0.08
December 31, 2006
First Quarter	$0.28	$0.18
Second Quarter	$0.21	$0.12
Third Quarter	$0.16	$0.10
Fourth Quarter	$0.17	$0.13
December 31, 2005
Annual	$0.31	$0.10
December 31, 2004
Annual	$0.66	$0.20
December 31, 2003
Annual	$0.68	$0.32

	Price Per
	Ordinary Share
	High	Low
Month Ended	A$	A$
May 2008	$0.07	$0.06
April 2008	$0.08	$0.05
March 2008	$0.08	$0.06
February 2008	$0.08	$0.07
January 2008	$0.09	$0.06
December 2007	$0.11	$0.08
     NASDAQ Capital Market — American Depositary Receipts
     Our ordinary shares in the form of ADRs were listed for trading on the NASDAQ Capital Market (symbol: “MTSX”) in December 2001. Each ADR represents 20 ordinary shares. The following table presents, for the periods indicated, the high and low closing prices in U.S. dollars of our ADRs as reported on the NASDAQ Capital Market.

	Price Per
	Ordinary Share
	High	Low
Year Ended	US$	US$
December 31, 2007
First Quarter	$3.38	$2.15
Second Quarter	$2.87	$2.00
Third Quarter	$2.53	$1.81
Fourth Quarter	$2.25	$1.15
December 31, 2006
First Quarter	$4.04	$2.32
Second Quarter	$3.05	$1.75
Third Quarter	$2.40	$1.80
Fourth Quarter	$3.20	$2.00
December 31, 2005
Annual	$4.84	$1.75
December 31, 2004
Annual	$14.47	$2.95
December 31, 2003
Annual	$8.53	$3.97

	Price Per
	Ordinary Share
	High	Low
Month Ended	US$	US$
May 2008	$1.25	$1.00
April 2008	$1.25	$0.81
March 2008	$2.90	$0.91
February 2008	$1.50	$1.30
January 2008	$1.57	$1.00
December 2007	$1.78	$1.15
B. Plan of Distribution
     Not applicable.
C. Markets
     Our ordinary shares are traded on the Australian Securities Exchange under the symbol “MST” and on the NASDAQ Capital Market in the form of American Depositary Receipts under the symbol “MTSX”.
Exemptions from certain Nasdaq Corporate Governance Rules
     Exemptions from the corporate governance standards of The Nasdaq Stock Market Inc. (“Nasdaq”) are available to foreign private issuers such as Metal Storm when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. In connection with Metal Storm’s NASDAQ Capital Market Listing Application, Nasdaq granted Metal Storm exemptions from certain corporate governance standards that were contrary to the laws, rules, regulations or generally accepted business practices in Australia. These exemptions and the practices followed by Metal Storm during the fiscal year ended December 31, 2007 are described below.
•	Metal Storm was exempt from Nasdaq’s independence requirements for a majority of the board of directors. The Australian Securities Exchange Listing Rules did not require Metal Storm to have a majority of independent directors on the board during 2007. During most of the fiscal year ended December 31, 2007, Metal Storm did, however, have a majority of directors who were “independent” as defined in the Australian Securities Exchange Corporate Governance Principles, which definition differs from Nasdaq’s definition. Accordingly, because Australian law and generally accepted business practices in Australia regarding director independence differ to Nasdaq’s independence requirements, Metal Storm claimed this exemption in 2007.

•	Metal Storm was exempt from Nasdaq’s quorum requirements applicable to meetings of shareholders. Consistent with Australian law, Metal Storm’s constitution provides that five shareholders present shall constitute a quorum for a general meeting. Nasdaq requires that an issuer provide for a quorum as specified in its by-laws for any meeting of the holders of common stock, which quorum may not be less than 33 1/3% of the outstanding shares of an issuer’s voting common stock. Accordingly, because applicable Australian law and rules governing quorums at shareholder meetings differ to Nasdaq’s quorum requirements, Metal Storm claimed this exemption in 2007.

•	Metal Storm was exempt from the Nasdaq requirement that an issuer’s auditors be subject to a “peer review.” Neither Australian law nor the Australian Securities Exchange Listing Rules required “peer review” of independent public accountants during 2007. Accordingly, Metal Storm claimed this exemption in 2007.

•	Metal Storm was exempt from the Nasdaq requirement that issuers obtain shareholder approval prior to the issuance of securities in connection with the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and rules differ to the Nasdaq requirements, with the Australian Securities Exchange Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% of the issued share capital of Metal Storm in any 12 month period (but in determining the 15% limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the Australian Securities Exchange Listing Rules), and (iii) directors or their associates acquiring securities under an employee incentive plan. Generally accepted business practices in Australia also provide for plans involving the issue of shares to directors and employees being capped at no more than 5% of the total number of shares on issue. Metal Storm’s Discretionary Share Option Scheme applies this 5% cap. Due to differences between Australian law and rules and the Nasdaq shareholder approval requirements, Metal Storm claimed this exemption in 2007.
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
Stock Issues and Takeover Attempts
     We are governed by the Corporations Act which provides shareholders with broad protection in relation to takeovers, including:
•	that the acquisition of control over voting shares takes place in an efficient, competitive and informed market;

•	that shareholders have enough information to assess the merits of a proposal; and

•	that shareholders all have a reasonable and equal opportunity to participate in any benefits accruing to the shareholders through any proposal under which a person would acquire a substantial interest.
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
     The Trustee has covenanted that it will exercise reasonable diligence to ascertain whether Metal Storm has committed any breach of the terms applicable to convertible notes, the Trust Deed or Chapter 2L of the Australian Corporations Act.
     An event of default under the terms of the Trust Deed includes, but is not limited to, if Metal Storm:
•	fails to pay principal or interest in respect of any convertible note within 5 business days after it becomes due and payable;

•	if, without the prior approval of Noteholders by way of ordinary resolution, the total amount of cash held in Metal Storm’s bank accounts and in marketable securities falls below the following minimum cash levels:

Period	Minimum Cash Balance
September 1, 2006 to December 31, 2006	A$22.5 million
January 1, 2007 to June 30, 2007	A$19.5 million
July 1, 2007 to December 31, 2007	A$15.0 million
January 1, 2008 to June 30, 2008	A$12.5 million
July 1, 2008 to December 31, 2008	A$ 7.5 million
•	if the process of commercialization of the key technology of Metal Storm fails to achieve the following milestones to the satisfaction of Noteholders (resolved by way of ordinary resolution) or an independent expert appointed by the Trustee:

     (i) two fully functional prototypes of stabilized remotely operable weapons systems, including an Electro Optic Systems electronic fire control system and a Metal Storm Ballistic Weapon, as defined in the Teaming Agreement between Electro Optic Systems Pty Limited and Metal Storm dated August 2, 2005 (subsequently named the Redback™ System) are assembled and ready for inspection by representatives of Harmony and customers before June 30, 2007;
     (ii) two fully functional prototype units of the Three Shot Grenade Launcher (known as “3GL”) are assembled and ready for inspection by representatives of Harmony and customers before June 30, 2007; and
     (iii) a successful live test firing of low velocity air burst rounds and low velocity high explosive rounds suitable for Metal Storm Ballistic Weapons in conjunction with ST Kinetics (as defined in the Teaming Agreement between the Metal Storm and ST Kinetics dated September 28, 2005) before June 30, 2007.
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
     For taxable years beginning before January 1, 2011, certain dividends received by an individual U.S. holder (as well as certain trusts and estates) from a “qualified foreign corporation” are eligible for preferential rates of taxation. We are considered to be a “qualified foreign corporation” with respect to the ADSs because our ADSs are listed on the NASDAQ Capital Market. Furthermore, we believe that we are a qualified foreign corporation with respect to our ordinary shares because we should be eligible for benefits under the Double Taxation Convention between Australia and the United States. The U.S. Treasury Department has announced its intention to promulgate rules pursuant to which U.S. Holders of the ordinary shares or ADSs and intermediaries through whom such ordinary shares or ADSs are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such rules have not yet been issued, it is not clear whether we will be in a position to comply with them. A “qualified foreign corporation” generally does not include any foreign corporation that is a passive foreign investment company for the taxable year in which the dividend is paid or for the preceding taxable year. Because we likely were not a passive foreign investment company for 2007 (as discussed below), we should be a qualified foreign corporation for 2008 unless we are a passive foreign investment company for 2008. If we are a qualified foreign corporation with respect to ADSs or ordinary shares, then dividends with respect to such shares generally would be eligible for the preferential tax rates, except to the extent that the individual (1) holds the relevant share of stock for 60 days or less during the 120-day period beginning 60 days before the ex-dividend date (or, in the case of certain preferred stock, 90 days or less during the 180-day period beginning 90 days before the ex-dividend date) as measured under Section 246(c) of the Code, (2) is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property or (3) elects to treat the dividend as investment income for purposes of determining the amount of deductible investment interest under Section 163(d)(4)(B) of the Code. Further, if an individual receives, with respect to any share of stock, an extraordinary dividend (within the meaning of Section 1059(c) of the Code) eligible for the preferential tax rates, any loss on a subsequent sale of the stock is treated as a long-term capital loss to the extent of the extraordinary dividend.
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
     Dividends received by a U.S. holder with respect to ADSs or ordinary shares will be treated as foreign source income, which may be relevant in calculating the holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid with respect to ADSs or ordinary shares will generally constitute “passive income” or “financial services income” for taxable years beginning on or before December 31, 2007, and as “passive category income”, or in certain cases “general category income”, for taxable years beginning after December 31, 2007.
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
     We believe that we were a PFIC for U.S. federal income tax purposes in 2000, 2002, 2003, 2004, 2005 and 2006, but not in 2001 and 2007. Metal Storm could become a PFIC again in the future.
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
     A mark-to-market election is available to a U.S. holder only if the shares are considered “marketable” for these purposes. Shares will be considered marketable if they are regularly traded on certain U.S. stock exchanges or certain non-U.S. stock exchanges. For these purposes, shares will be considered regularly traded during any calendar year during which they are traded, other than in negligible quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose, meeting these requirements will be disregarded. It is not clear whether our ADSs or ordinary shares will meet the minimum trading requirements necessary to permit a U.S. holder to make a mark-to-market election with respect to them.
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
     Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. holder’s U.S. federal income tax liability. A U.S. holder may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service in a timely manner and furnishing any required information.
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
     Stamp Duty
     A transfer of shares through trading on the Australian Securities Exchange, whether by Australian residents or foreign residents, is not subject to Queensland stamp duty.
     Australian Death Duty
     Australia does not have estate or death duties. No capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries, may, however, give rise to a capital gains tax liability.
     Goods and Services Tax
     The issue or transfer of shares will not incur Australian goods and services tax.
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
     Refer footnote 3 on page F-21 for further information.
Item 12. Description of Securities Other than Equity Securities
     Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and the Use of Proceeds
     Not applicable.
Item 15T. Controls and Procedures
(a) Disclosure Controls and Procedures
     An evaluation as of December 31, 2007 was carried out under the supervision and with the participation of Metal Storm’s management, including its Chief Executive Officer and its Chief Financial Officer, of the effectiveness of the design and operations of Metal Storm’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended.
     Based on that evaluation, Metal Storm’s Chief Executive officer and Chief Financial officer concluded that the design and operation of the company’s disclosure controls and procedures are not effective as of December 31, 2007, to ensure that information required to be disclosed in the reports that Metal Storm files and submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
(b) Management’s Annual Report on Internal Control over Financial Reporting
     The management of Metal Storm is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended). Metal Storm’s internal control system is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable accounting standards.
     Metal Storm’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Metal Storm and its consolidated entities; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Metal Storm are being made only in accordance with authorizations of management and directors of Metal Storm and its consolidated entities; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Metal Storm and its consolidated entities that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     With the participation of Metal Storm’s Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of Metal Storm’s internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

     Based on our evaluation, management has concluded that internal controls over financial reporting were not effective as of December 31, 2007. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Metal Storm’s annual or interim financial statements will not be prevented or detected on a timely basis.
     We did not maintain effective controls over derivative activities and the related accounts. Specifically, controls were not in place to ensure that embedded derivatives were valued accurately. This control deficiency resulted in an audit adjustment to Metal Storm’s liabilities and operating expenses account. Additionally, this control deficiency could result in misstatements to the aforementioned accounts and disclosures that would result in a material misstatement of the consolidated financial statements that would not be prevented and detected. Accordingly, our management has determined that this control deficiency constitutes a material weakness.
     This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit Metal Storm to provide only management’s report in this annual report.
(c) Changes in Internal Control over Financial Reporting
     During the year ended December 31, 2007, we made the following material changes that have materially affected, or are reasonably likely to materially affect to our internal control over financial reporting:
     In January 2007, we implemented a new accounting system. This allowed us to introduce automated controls at an operational level to mitigate some of the segregation of duties weaknesses we had previously reported and also facilitate the reporting and review processes to help mitigate our financial statement close process weakness.
     In March 2007, our Chief Financial Officer resigned and had not been replaced at the date of filing our 2006 Form 20-F. In August 2007, this position was filled and appropriate support staff hired, restoring the previous staff structure.
     The prior period weaknesses relating to segregation of duties and financial statement close process were remediated with the introduction of a new accounting system that allowed the introduction of automated controls over approvals and management review of input data. Reporting processes were also redesigned to incorporate regular independent review of financial statements. Financial statement close process was documented to incorporate operational checklists and subscription based disclosure checklists. Reconciliation processes were formalized and documented based on best practice guidelines provided by a professional accounting membership organization in Australia.
     The prior period material weakness relating to the design and operation of Metal Storm’s process for reporting in accordance with US GAAP was remediated with the Securities and Exchange Commission (“SEC”) adopted rules on December 21, 2007 to allow foreign private issuers that file on Form 20-F and other eligible entities (as defined below) to file financial statements with the SEC in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) without reconciliation to US GAAP. Metal Storm’s financial statements are in compliance with IFRS as issued by the IASB and the report of our registered public accounting firms will provide an unqualified auditor’s report that opines on that compliance. Accordingly, we will no longer be required to report under US GAAP.
Item 16A. Audit Committee Financial Expert
     Terence O’Dwyer is an “audit committee financial expert” (as defined in Item 16A of Form 20-F) and is “independent” (as defined in the rules of The Nasdaq Stock Market Inc.). Please see Item 6A “Directors, Senior Management and Employees — Directors and Senior Management” for details of his background.
     During 2007 and until his retirement from our Board of Directors at the annual meeting of shareholders in May 2008, James M. Crunk was an “audit committee financial expert” and was independent. He had been chief financial officer of a privately-held government contractor, the controller of a division of a large defense contractor and the chief financial officer of various start-up companies.
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
     In 2007, we did not (expressly or implicitly) grant a waiver under our code of conduct to our principal executive officer, our principal accounting officer or controller or persons performing similar functions.
Item 16C. Principal Accountant Fees and Services
PricewaterhouseCoopers

	December 31,
	2007	2006
	A$	A$
Audit fees	45,000	—
Audit-related fees	287,000	—
Tax fees	—	—
All other fees	—	—

Total	332,000

Ernst & Young

	December 31,
	2007	2006
	A$	A$
Audit fees	353,458	387,550
Audit-related fees	—	41,926
Tax fees	—	—
All other fees	—	—

Total	353,458	429,476

     Fees for audit services include fees associated with the annual audit of the consolidated financial statements, including reviews of our half-year reports. Audit —related fees principally include the performance of agreed-upon procedures in connection with capital raising activities and accounting consultation. Tax fees include tax compliance services. All other fees include reading press releases.
     The audit committee pre-approved the engagement of PricewaterhouseCoopers for all the services described in Item 16C.
Item 16D. Exemptions from the Listing Standards for Audit Committees.
     Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     Not applicable.
PART III
Item 17. Financial Statements
     Not applicable.

Item 18. Financial Statements
     Not applicable.
Item 19. Exhibits

Exhibit
Number	Description of Exhibit

1.1	Constitution of Metal Storm*

4.1	[not used]

4.2	[not used]

4.3	DSTO Technology License Agreement dated April 20, 2001, as amended (portions omitted pursuant to a request for confidential treatment; non-public information has been filed with the SEC)*

4.4	Employment Agreement of Dr. Lee Finniear***

4.5	Letter of Offer to P. D. Faulkner***

4.6	Employment Agreement of Brett Farmer

4.7	[not used]

4.8	Employment Agreement of Dr. Joe Cronin***

4.9	Cash Advance Facility Agreement, dated June 16, 2006, between Metal Storm and Harmony Investment Fund Limited**

4.10	Discretionary Share Option Scheme*

4.11	Convertible Note Trust Deed dated July 11, 2006***

8.0	List of Subsidiaries of Metal Storm Limited

12.1	Certification by the Chief Executive Officer of Metal Storm Limited in accordance with Section 302 of the Sarbanes-Oxley Act

12.2	Certification by the Chief Financial Officer of Metal Storm Limited in accordance with Section 302 of the Sarbanes-Oxley Act

13.1	Certification by the Chief Executive Officer in accordance with Section 906 of the Sarbanes-Oxley Act

13.2	Certification by the Chief Financial Officer in accordance with Section 906 of the Sarbanes-Oxley Act

*	Incorporated by reference from our Registration Statement on Form 20-F filed on December 12, 2001, File No. 000-31212.

**	Incorporated by reference from our annual report on Form 20-F filed on July 17, 2006.

***	Incorporated by reference from our annual report on Form 20-F filed on May 18, 2007.

PricewaterhouseCoopers Riverside Centre 123 Eagle Street BRISBANE QLD 4000 GPO Box 150 BRISBANE QLD 4001 DX 77 Brisbane Australia www.pwc.com/au Telephone +61 7 3257 5000 Facsimile +61 7 3257 5999
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders:
In our opinion, the accompanying consolidated balance sheets and the related consolidated Income Statements, Statements of Cash flows, Statements of Changes in Equity and notes to the financial statements present fairly, in all material respects, the financial position of Metal Storm Limited and its subsidiaries at December 31, 2007, 2006 and 2005 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
PricewaterhouseCoopers
/s/ Robert Roach
Robert Roach
Brisbane, Australia
June 30, 2008

Metal Storm Limited
Income Statements
 For the years ended 31 December 2007, 2006 and 2005

		2007	2006	2005
	Note	A$	A$	A$
Continuing operations
Revenue	6	3,205,381	2,339,310	830,645

Expenses
Fair value movement in embedded derivative	17	2,421,388	(4,469,042)	—
Consumables used		(469,579)	(152,471)	(4,360)
Employee expenses	7	(4,348,588)	(5,342,348)	(4,468,640)
Finance costs	7	(4,934,415)	(2,183,013)	(35,496)
Professional fees		(1,321,686)	(1,731,913)	(1,774,369)
Research and development		(1,671,057)	(990,022)	(1,146,364)
Administrative expenditure		(576,387)	(831,647)	(928,931)
Facility expenses		(790,874)	(741,643)	(522,693)
Travel and entertainment		(468,868)	(523,432)	(433,859)
Communication and technology		(360,501)	(348,191)	(306,335)
Public relations and compliance		(393,967)	(339,206)	(494,786)
Foreign exchange differences		(68,197)	15,864	(27,022)
Impairment expense	7	(220,800)	—	—

Loss from continuing operations before Income tax		(9,998,150)	(15,297,754)	(9,312,210)

Income tax benefit	8	—	—	—

Loss after tax from continuing operations		(9,998,150)	(15,297,754)	(9,312,210)

Discontinued Operation
Loss after tax from discontinued operation	9	—	(39,256)	(1,602,390)

Loss for the year		(9,998,150)	(15,337,010)	(10,914,600)

Earnings per share (cents per share)
- Basic and diluted loss for the year attributable to ordinary equity holders of the parent	31	(1.69)	(2.85)	(2.09)
Earnings per share (cents per share)
- Basic and diluted loss for the year from continuing operations attributable to ordinary equity holders of the parent	31	(1.69)	(2.84)	(1.78)
The above Income Statements should be read in conjunction with the accompanying notes.

Metal Storm Limited
Balance Sheets
 As at 31 December 2007, 2006 and 2005

		2007	2006	2005
	Note	A$	A$	A$
Assets
Current assets
Cash and cash equivalents	10	14,727,548	23,830,267	635,861
Available-for-sale financial investments	11	779,200	2,002,080	5,056,140
Trade and other receivables	12	1,563,218	773,130	1,423,553

Total current assets		17,069,966	26,605,477	7,115,554

Non-current assets
Trade and other receivables	13	987,902	510,795	30,600
Property, plant and equipment	14	656,260	627,985	231,629
Intangible assets and goodwill	15	74,149	111,824	51,938

Total non-current assets		1,718,311	1,250,604	314,167

Total assets		18,788,277	27,856,081	7,429,721

Liabilities
Current liabilities
Trade and other payables	16	2,605,145	1,942,525	933,574
Conversion derivative	17	5,963,793	10,811,057	—
Interest-bearing loans and borrowings	18	12,941,447	13,229,376	353,674
Provisions	19	302,161	441,997	277,448

Total current liabilities		21,812,546	26,424,955	1,564,696

Non-current liabilities
Interest-bearing loans and borrowings	20	215,036	255,845	—
Other		68,265	77,949	85,163

Total non-current liabilities		283,301	333,794	85,163

Total liabilities		22,095,847	26,758,749	1,649,859

Net assets (liabilities)		(3,307,570)	1,097,332	5,779,862

Equity
Contributed equity	21	65,428,400	59,985,634	56,559,039
Reserves	22	9,046,424	8,895,942	1,668,057
Accumulated losses	23	(77,782,394)	(67,784,244)	(52,447,234)

Total equity (deficiency)		(3,307,570)	1,097,332	5,779,862

The above Balance Sheets should be read in conjunction with the accompanying notes.

Metal Storm Limited
Cash Flow Statement
 For the year ended 31 December 2007

		2007	2006	2005
	Note	A$	A$	A$
Cash Flows From Operating Activities
Receipts from customers		1,052,095	2,015,018	1,488,361
Payments to suppliers and employees		(9,516,201)	(9,864,003)	(12,237,520)
Interest and other costs of finance paid		(2,791,790)	(287,027)	(96,157)
Government grant – research & development		—	679,673	310,755

Net cash outflow from operating activities	30	(11,255,896)	(7,456,339)	(10,534,561)
Cash Flows From Investing Activities
Purchase of property, plant and equipment		(200,039)	(824,299)	(104,292)
Proceeds from the disposal of property, plant and equipment		2,127	318,695	—
Purchase of intangible assets		(42,847)	(137,197)	(74,007)
Interest received		1,455,190	673,435	613,030
Proceeds from disposal of discontinued operation		—	—	2,256,721
Purchase of available-for-sale financial assets		—	—	(8,633,480)
Proceeds from sale of available-for-sale financial assets		1,000,000	3,054,060	3,614,000
Purchase of other financial asset		—	(480,798)	—
Proceeds from sale of other financial assets				857,536

Net cash inflow (outflow) from investing activities		2,214,431	2,603,896	(1,470,492)
Cash Flows From Financing Activities
Proceeds from issues of shares		6,639	3,017,685	—
Share issue costs		—	(268,696)	—
Proceeds from issuance of convertible notes		—	27,500,000	—
Transaction costs of rights issue		—	(1,909,878)	—
Proceeds from borrowings		419,703	306,180	—
Repayment of borrowings		(486,114)	(598,442)	(2,466,723)

Net cash inflow (outflow) from financing activities		(59,772)	28,046,849	(2,466,723)
Net cash movement in cash and cash equivalents		(9,101,237)	23,194,406	(14,471,776)
Net foreign exchange differences		(1,482)	—	(1,959)
Cash and cash equivalents at beginning of period		23,830,267	635,861	15,109,596

Cash and cash equivalents at year end	10	14,727,548	23,830,267	635,861

The above Cash Flow Statements should be read in conjunction with the accompanying notes.

Metal Storm Limited
Statements of Changes in Equity
 For the year ended 31 December 2007

	Contributed		Accumulated
	equity	Reserves	losses	Total equity
	A$	A$	A$	A$

At 1 January 2005	56,559,039	1,173,588	(41,532,634)	16,199,993

Net gains on available-for-sale financial assets	—	36,660	—	36,660
Currency translation differences	—	48,081	—	48,081

Total income and expense for the year recognised directly in equity	—	84,741	—	84,741
Loss for the year	—	—	(10,914,600)	(10,914,600)

Total income/(expense) for the year	—	84,741	(10,914,600)	(10,829,859)

Net increase in option reserves	—	409,728		409,728

At 31 December 2005	56,559,039	1,668,057	(52,447,234)	5,779,862

Net gains on available-for-sale financial assets	—	(34,580)	—	(34,580)
Currency translation differences	—	10,213	—	10,213

Total income and expense for the year recognised directly in equity	—	(24,367)	—	(24,367)
Loss for the year	—	—	(15,337,010)	(15,337,010)

Total income/(expense) for the year	—	(24,367)	(15,337,010)	(15,361,377)

Net increase in option reserves	—	358,686	—	358,686
Attaching options issued on allotment of renounceable rights issue	—	4,379,638	—	4,379,638
Options paid as cost to Harmony	—	3,262,000	—	3,262,000
Options expense	—	(748,072)	—	(748,072)
Share options exercised	7,685	—	—	7,685
Issue of share capital	3,035,031	—	—	3,035,031
Conversion of convertible notes to shares	652,575	—	—	652,575
Share issue costs	(268,696)	—	—	(268,696)

At 31 December 2006	59,985,634	8,895,942	(67,784,244)	1,097,332

Realised gains on available-for-sale financial assets	—	(1,040)	—	(1,040)
Fair value movement on available-for-sale financial assets	—	(1,040)	—	(1,040)
Currency translation differences	—	16,013	—	16,013

Total income and expense for the year recognised directly in equity	—	13,933	—	13,933
Loss for the year	—	—	(9,998,150)	(9,998,150)

Total income/(expense) for the year	—	13,933	(9,998,150)	(9,984,217)

Net increase in option reserves	—	136,549	—	136,549
Share options exercised	6,638	—	—	6,638
Conversion of convertible notes to shares	5,436,128	—	—	5,436,128

At 31 December 2007	65,428,400	9,046,424	(77,782,394)	(3,307,570)

The above Statements of Changes in Equity should be read in conjunction with the accompanying notes.

Metal Storm Limited
Notes to the financial statements
 31 December 2007
Contents to the notes of the financial statements

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2007
1. Going concern
The financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business.
Key financial data for the Consolidated Entity for the financial years to 31 December 2007 and 31 December 2006 respectively is disclosed below:

	2007	2006

Loss for the year	(9,998,150)	(15,337,010)
Net cash outflow from operating activities	(11,255,896)	(7,456,339)
Net assets (liabilities)	(3,307,570)	1,097,332
The continuing viability of the Company and the Group and their ability to continue as a going concern and to meet their debts and commitments as and when they fall due is dependent on the ability of the Company and the Group to meet the covenant terms of its Trust Deed.
The covenant terms in the Trust Deed must be met on an ongoing basis and consequently both the decisions of the Company itself and factors outside its control may impact ongoing compliance with the Trust Deed requirements.
It is therefore uncertain the Company and the Group will continue to comply with the terms of its Trust Deed in relation to the covenants set out for minimum cash levels.
The company will address the cash covenant requirements as an ongoing and critical part of its operations using an appropriate balance of business strategies. These strategies include:
•	Monitoring cash flows to match the critical engineering resource demands and the timeliness of engineering delivery with cash availability.
•	Taking action, where corrective action is needed on cash flows, to ensure the cash covenant is met in terms of the Note holders trust deed.
•	Utilizing the conditions within the Trust Deed which allow the company to borrow, to enable timely delivery of resources where those expenditures will be allowable within future cash covenant limits. To that end the company has borrowed $2 M by short term unsecured facility to maintain its limits within the cash covenant now, where the post 30 June 2008 limit allows for the full repayment of the short term borrowing.
•	Increasing contract revenue significantly. The company has traditionally obtained quality contract work in the USA which has increased its own intellectual property. That needs to be expanded and prospects for further contracts are good. Currently and additionally the company has contracting opportunities in embryonic negotiations in Australia.
•	Developing the relationship with STK commenced with the recently contracted Agreement with them for 40mm ammunition and international marketing of the 3GL product.
Should a breach of the Trust Deed occur, the full balance of the borrowed funds could become due and payable immediately.
The uncertainty of compliance with the covenant terms creates a material uncertainty as to whether the Company and the Group will continue as a going concern and, therefore whether they will realise their assets and settle their liabilities in the normal course of business and at the amounts stated in the financial statements.
In the Directors’ opinion they have sufficient evidence to believe that the Company and the Group will be able to meet the terms of the Trust Deed and therefore be able to pay their debts and commitments as and when they fall due. The Company has been running to budget and so long as this continues, which the directors have no reason to believe will change, the Company will be able to meet its obligations as they fall due.
However, if the Company is not able to meet its obligations, there is material uncertainty as to whether the Company and the Group will continue as going concerns and, therefore they may realise their assets and settle their liabilities at amounts different from those stated in the financial report.
No adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Company and the Group not continue as a going concern.

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2007
2. Summary of significant accounting policies
The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for Metal Storm Limited as an individual entity and the Group consisting of Metal Storm Limited and its subsidiaries.
(a) Compliance with IFRS and basis of preparation
This general purpose financial report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.
Compliance with IFRS
Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the consolidated financial statements and notes of Metal Storm Limited comply with International Financial Reporting Standards (IFRS). The consolidated financial statements of Metal Storm limited comply with IFRS as issued by the International Accounting Standards Board.
The Group’s financial statements are in compliance with IFRS as issued by the IASB.
Historical cost convention
These financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, which are at fair value through equity on the balance sheet, and embedded derivative, which is at fair value through profit and loss.
Critical accounting estimates
The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.
Change in accounting policy – financial instruments
On September 1, 2006, the company issued convertible notes for a face value of $27.5 million. The transaction costs incurred in relation to this capital raising were $4.6 million.
The accounting policy applied in preparing the 2006 financial statements was in accordance with the generally accepted practice whereby transaction costs are allocated entirely to the host debt contract if there is an embedded derivative. This practice recognises that these transaction costs are part of the cost of borrowing and should therefore be spread as part of the effective interest rate.
When reviewing the instruments for the 2007 financial statements it was clear that the embedded derivative in its own right was an unusually key feature of the fund raising. Investors saw this as a purchase of an option to buy shares rather than a debt instrument with a safety feature. As such, the policy was changed to link some of the transaction costs to the underlying derivative and thus to recognise them immediately.
The outcome of the change is that the annual borrowing costs are similar to a standard convertible debt where the embedded option is treated as equity. The costs relating to the derivative are expensed immediately.
On balance, we concluded that such a change in our accounting for the costs in 2007 was appropriate on the basis that the allocation of costs to the embedded derivative was reliable and more relevant than no allocation of costs.

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2007
2. Summary of significant accounting policies (continued)
(a) Compliance with IFRS and basis of preparation (continued)
Transactions costs are allocated to the financial instrument in proportion to the allocation of proceeds.
The effect of this change in policy is summarised in the table below.

	2006	2006	2007	2007
	Original	Revised	Original	Revised
Income Statement
Fair Value movement in Embedded Derivative	(3,244,330)	(4,469,042)	2,241,388	2,241,388
Net loss for the year	(14,225,132)	(15,337,010)	(10,096,815)	(9,998,150)
Basic and diluted earning per share	(2.65)	(2.85)	(1.71)	(1.69)

Balance Sheet
Interest bearing loans and borrowings	11,903,152	13,229,376	12,030,408	12,941,447
Contributed equity	60,199,980	59,985,634	65,135,606	65,428,400
The effect of the change in policy has been adjusted in this financial report by revising the affected financial statement line items for the comparative year.
Refer Note 18 for further details.
(b) Principles of consolidation
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Metal Storm Limited (''Company’’) as at Monday 31 December 2007 and the results of all subsidiaries for the year then ended. Metal Storm Limited and its subsidiaries together are referred to in this financial report as the Group.
Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.
Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.
The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to note 2(i)).
Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.
Investments in subsidiaries are accounted for at cost in the individual financial statements of Metal Storm Limited.
(c) Segment reporting
A business segment is identified for a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is identified when products or services are provided within a particular economic environment subject to risks and returns that are different from those of segments operating in other economic environments.

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2007
2. Summary of significant accounting policies (continued)
(d) Foreign currency translation
(i) Functional and presentation currency
Items included in the financial statements for Metal Storm Limited, Metal Storm Inc and Metal Storm USA of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollars, which is Metal Storm Limited’s functional and presentation currency.
(ii) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.
Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available-for-sale financial assets are included in the fair value reserve in equity.
(iii) Group companies
The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognised as a separate component of equity.
(e) Revenue recognition
Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances, rebates and amounts collected on behalf of third parties.
The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.
Revenue is recognised for the major business activities as follows:
Construction contracts
Construction revenue and expenses are recognised in accordance with the percentage of completion method unless the outcome of the contract cannot be reliably estimated. Where it is probable that a loss will arise from a construction contract the excess of total expected contract costs over total expected contract revenue is recognised as an expense immediately.
Where the outcome of a contract cannot be reliably estimated, contract costs are recognised as an expense when incurred, and where it is probable that the costs will be recovered, revenue is recognised to the extent of costs incurred.

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2007
2. Summary of significant accounting policies (continued)
(e) Revenue recognition (continued)
Depending on the type of the contract, the stage of completion is measured by reference to labour hours incurred to date as a percentage of estimated total labour hours or by costs incurred to date as a percentage of estimated total costs for each contract. Revenue from cost plus contracts is recognised by reference to the recoverable costs incurred during the reporting period plus the percentage of fees earned.
The percentage of fees earned is measured by the proportion that costs incurred to date bear to the estimated total costs of the contract.
Interest income
Interest income is recognised on a time proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised using the original effective interest rate.
(f) Government grants
Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.
Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.
Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight-line basis over the expected lives of the related assets.
(g) Income tax
The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.
Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.
Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.
Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2007
2. Summary of significant accounting policies (continued)
(h) Leases
Leases of property, plant and equipment where the Group, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases (note 26(b)). Finance leases are capitalised at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other short-term and long-term payables. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset’s useful life and the lease term.
Leases in which a significant portion of the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases (note 26(a)). Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.
(i) Business combinations
The purchase method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the fair value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.
Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill (refer to note 2(q)(i)). If the cost of acquisition is less than the Group’s share of the fair value of the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.
Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.
(j) Impairment of assets
Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.
(k) Cash and cash equivalents
For cash flow statement presentation purposes, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2007
2. Summary of significant accounting policies (continued)
(l) Trade receivables
Trade receivables are initially recognised at fair value and are stated net of any provisions for impairment. Trade receivables are generally due for settlement within 30 days.
Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments (more than 30 days overdue) are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial. The amount of the provision is recognised in the income statement in administrative expenditure.
The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the income statement within ‘administrative expenditure’. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against administrative expenditure in the income statement.
(m) Investments and other financial assets
Classification
The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and, in the case of assets classified as held-to-maturity, re-evaluates this designation at each reporting date.
(i) Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.
(ii) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet (note 12 and 13).
(iii) Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group’s management has the positive intention and ability to hold to maturity. If the Group were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted and reclassified as available-for-sale. Held-to-maturity financial assets are included in non-current assets, except for those with maturities less than 12 months from the reporting date, which are classified as current assets.
(iv) Available-for-sale financial assets
Available-for-sale financial assets are those non-derivative financial assets that are designated as available for sale or that are not classified as any of the preceding categories. After initial recognition available-for-sale assets are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the asset is determined to be impaired, at which point time the cumulative gain or loss previously reported in equity is recognised in profit or loss.

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2007
2. Summary of significant accounting policies (continued)
(m) Investments and other financial assets (continued)
Recognition and derecognition
Regular purchases and sales of financial assets are recognised on trade-date — the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or losses are initially recognised at fair value and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.
When securities classified as available-for-sale are sold, the accumulated fair value adjustments recognised in equity are included in the income statement as gains and losses from investment securities.
Subsequent measurement
Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method.
Available-for-sale financial assets and financial assets at fair value through profit and loss are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the income statement within other income or other expenses in the period in which they arise. Dividend income from financial assets at fair value through profit and loss is recognised in the income statement as part of revenue when the Group’s right to receive payments is established.
Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences related to changes in the amortised cost are recognised in profit or loss, and other changes in carrying amount are recognised in equity. Changes in the fair value of other monetary and non-monetary securities classified as available-for-sale are recognised in equity.
Fair value
The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models making maximum use of market inputs and relying as little as possible on entity-specific inputs.
Impairment
The Group assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of financial instruments classified as available-for-sale, a significant or prolonged decline in the fair value of a security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss — is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on instruments classified as available-for-sale are not reversed through the income statement.
(n) Derivatives
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date.

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2007
2. Summary of significant accounting policies (continued)
(o) Fair value estimation
The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.
The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price.
The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt instruments held.
The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values due to their short-term nature. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.
(p) Property, plant and equipment
Property, plant and equipment is stated at historical cost less accumulated depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the income statement during the reporting period in which they are incurred.
Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives, as follows:

- Machinery	5 - 10 years
- Furniture, fittings and equipment	2 - 5 years
- Leasehold improvements	3 years
- Leased plant and equipment	1 - 5 years
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 2(j)).
Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement. When revalued assets are sold, it is Group policy to transfer the amounts included in other reserves in respect of those assets to retained earnings.
(q) Intangible assets
(i) Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is not amortised. Instead, goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of those cash-generating units represents the Group’s investment in each country of operation by each primary reporting segment.

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2007
2. Summary of significant accounting policies (continued)
(q) Intangible assets (continued)
(ii) Research and development
Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will, after considering its commercial and technical feasibility, be completed and generate future economic benefits and its costs can be measured reliably. The expenditure capitalised comprises all directly attributable costs, including costs of materials, services, direct labour and an appropriate proportion of overheads. Other development expenditures that do not meet these criteria are recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Capitalised development costs are recorded as intangible assets and amortised from the point at which the asset is ready for use on a straight-line basis over its useful life.
(iii) Software
Purchased computer software licences are capitalised as intangible non-current assets where they have a useful economic life of more than one year. They are amortised on a straight line basis over the shorter of the term of the license and their useful economic life. Impairment testing is carried out annually where an indicator of impairment exists.
Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in profit or loss when the asset is derecognised. No gains or losses arising from derecognition of intangible assets were recognised in 2007 or 2006.
(r) Trade and other payables
These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.
(s) Borrowings
Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities, which are not an incremental cost relating to the actual draw-down of the facility, are recognised as prepayments and amortised on a straight-line basis over the term of the facility.
The fair value of the liability portion of a convertible bond is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortised cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option. This is recognised and included in shareholders’ equity, net of income tax effects.
Borrowings are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in other income or other expenses.
Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.
(t) Borrowing costs
Borrowing costs are expensed as incurred.

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2007
2. Summary of significant accounting policies (continued)
(u) Provisions
Provisions for legal claims, service warranties and make good obligations are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. Provisions are not recognised for future operating losses.
Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.
Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense.
(v) Employee benefits
(i) Wages and salaries, annual leave and sick leave
Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees’ services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.
(ii) Long service leave
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.
(iii) Share-based payments
Share-based compensation benefits are provided to employees at the absolute discretion of the Board or via the Metal Storm Limited Employee Share Option Plan. Information relating to these schemes is set out in note 31.
The fair value of options granted under the Metal Storm Limited Employee Option Plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.
The fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.
(iv) Post employment benefits
Superannuation is paid in Australia at a rate of 9% on the employee’s gross wage. No post employment benefits are provided to employees in the United States.
(w) Contributed equity
Ordinary shares are classified as equity.
Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business are not included in the cost of the acquisition as part of the purchase consideration.

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2007
2. Summary of significant accounting policies (continued)
(x) Goods and services tax (GST)
Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.
Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.
Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flow.
(y) New accounting standards and interpretations
Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2007 reporting periods. The Group’s and the parent entity’s assessment of the impact of these new standards and interpretations is set out below.
(i) AASB 8 Operating Segments and 2007-3 Amendments to Australian Accounting Standards arising from AASB 8 and 2007-3.
AASB 8 and 2007-3 are effective for annual reporting periods commencing on or after 1 January 2009. AASB 8 will result in a significant change in the approach to segment reporting, as it requires adoption of a “management approach” to reporting on the financial performance. The information being reported will be based on what the key decision-makers use internally for evaluating segment performance and deciding how to allocate resources to operating segments. The Group has not yet decided when to adopt AASB 8. Application of AASB 8 may result in different segments, segment results and different type of information being reported in the segment note of the financial report. However, it will not affect any of the amounts recognised in the financial statements.
(ii) Revised AASB 123 Borrowing Costs and 2007-6 Amendments to Australian Accounting Standards arising from AASB 123 [AASB 1, AASB 101, AASB 107, AASB 111, AASB 116 & AASB 138 and Interpretations 1 & 12].
The revised AASB 123 is applicable to annual reporting periods commencing on or after 1 January 2009. It has removed the option to expense all borrowing costs and — when adopted — will require the capitalisation of all borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset. There will be no impact on the financial report of the Group.
(iii) AASB-I 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction
AASB-I 14 will be effective for annual reporting periods commencing on or after 1 January 2008. It provides guidance on the maximum amount that may be recognised as an asset in relation to a defined benefit plan and the impact of minimum funding requirements on such an asset. None of the Group’s defined benefit plans are subject to minimum funding requirements and none of them is in a surplus position. The Group will apply AASB-I 14 from 1 July 2008, but it is not expected to have any impact on the Group’s financial statements.
(iv) Revised 101 Presentation of Financial Statements and 2007-8 Amendments to Australian Accounting Standards arising from AASB 101.
The revised AASB 101 that was issued in September 2007 is applicable for annual reporting periods beginning on or after 1 January 2009. It requires the presentation of a statement of comprehensive income and makes changes to the statement of changes in equity but will not affect any of the amounts recognised in the financial statements. If an entity has made a prior period adjustment or a reclassification of items in the financial statements, it will need to disclose a third balance sheet (statement of financial position), this one being as at the beginning of the comparative period.

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2007
3. Financial risk management
The Company’s and Group’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Company’s and Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Company and Group.
The Company’s and Group’s principal financial instruments comprise cash, short-term deposits, available-for-sale financial assets, finance leases, convertible notes and related embedded derivatives. It is, and has been throughout the period under review, the Company’s policy that no trading in financial instruments shall be undertaken.
(a) Market risk
(i) Foreign exchange risk
The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar.
The Group’s objective is to minimise the exposure to fluctuations in the foreign exchange rate on the Company’s monetary assets and liabilities. It is the Group’s policy to maintain minimum operating cash balance denominated in foreign currencies. Where practicable the Group will denominate is loans and receivables in Australian dollars.
At balance date the Group had cash balances equivalent to A$349,524 (2006: A$14,404), receivables equivalent to A$1,042,793 (2006: A$241,999) and payables equivalent A$93,082 (2006: A$139,235) to denominated in foreign currencies. The Company had no foreign currency denominated cash balances, receivables or payables (2006: all nil).
During 2007, had the Australian dollar been weaker/stronger by 10% against the US dollar with all other variables remaining constant, the groups net loss would have been $130,998 higher/lower (2006: $294,140 higher/lower) and equity would have been $115,234 higher/lower (2006: $307,651 higher, $274,809 lower) mainly as a result of the translation of foreign subsidiaries financial statements in to the functional and reporting currency of the parent.
The parent’s net loss and equity would remain unchanged.
(ii) Fair value interest rate risk
The Group has a significant level of interest bearing assets and liabilities which exposes it to interest rate risk.
The Groups objective is to minimise its exposure to interest rate risk. It is the Group’s policy to invest surplus funds in the short term market and source funds at fixed interest rates wherever possible.
At balance date the Group held deposits with a face value of $15,727,548 (2006: $25,830,267) and interest bearing loans of $21,100,652 ($27,191,463). The Company held deposits with a face value of $15,378,024 (2006: $25,815,416) and interest bearing loans of $21,075,896 ($27,191,463).
All interest bearing deposits are at market rates current at the time of the deposit and have the interest rate revised periodically every from 1 to 3 months. All interest bearing loans are at fixed rates.
During 2007, had interest rates risen/fallen proportionately by 10% on their actual 2007 levels with all other variables remaining constant, the Group’s net loss would have been $148,946 lower/higher (2006: $83,411) and the equity would have been $148,946 higher/lower (2006: $83,411).
(iii) Price risk of available-for-sale financial assets
The Company and Group hold Floating Rate Note investments where performance is linked to a credit portfolio with a ‘AA’ risk rating. The valuation of these investments at any one time is dependent upon prevailing market conditions including market liquidity. As at 31 December 2007 these investments had a face value of $1,000,000 (2006: $2,000,000) and a fair value based on market conditions of $779,200 ($2,002,080 at 31 December 2006). A 10% change in the market value of the investments would have increased/decreased the value of the investment by $22,288 (2006: $3,458), decreasing/increasing the group loss and equity by the same amount.
At balance date the Company’s and Group’s expose to price risk was $779,200 (2006: $2,002,080).

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2007
3. Financial risk management (continued)
(a) Market risk (continued)
Sensitivity of loss to market risk (2007)

	Increase in	Decrease in
Risk Factor	Group Loss	Group Loss

2007 actual loss	(9,998,150)	(9,998,150)
(i) Australian Dollar (weaker)/stronger by 10% against the US Dollar	(130,998)	130,998
(ii) Interest rate increase/(decrease) by 10%	(148,946)	148,946
(iii) Change in fair value of available-for-sale financial assets (increased)/decreased by 10%	(22,288)	22,288

2007 loss after adjusting for market risk sensitivity factors	(10,300,382)	(9,695,918)

Sensitivity of shareholders deficiency to market risk (2007)

	Increase in	Decrease in
	Group	Group
Risk Factor	Deficiency	Deficiency

2007 actual shareholders deficiency	(3,307,570)	(3,307,570)
(i) Australian Dollar (weaker)/stronger by 10% against the US Dollar	(115,234)	115,234
(ii) Interest rate increase/(decrease) by 10%	(148,946)	148,946
(iii) Change in fair value of available-for-sale financial assets (increased)/decreased by 10%	(22,288)	22,288

2007 total shareholder deficiency after adjusting for market risk sensitivity factors	(3,594,038)	(3,021,102)

Sensitivity of loss to market risk (2006)

	Increase in	Decrease in
Risk Factor	Group Loss	Group Loss

2006 actual loss	(15,337,010)	(15,337,010)
(i) Australian Dollar (weaker)/stronger by 10% against the US Dollar	(294,140)	294,140
(ii) Interest rate increase/(decrease) by 10%	(83,411)	83,411
(iii) Change in fair value of available-for-sale financial assets (increased)/decreased by 10%	—	—

2006 loss after adjusting for market risk sensitivity factors	(15,714,561)	(14,959,459)

Sensitivity of shareholders equity to market risk (2006)

	Decrease	Increase in
	Group	Group
Risk Factor	Equity	Equity

2006 actual shareholders equity	1,097,332	1,097,332
(i) Australian Dollar (weaker)/stronger by 10% against the US Dollar	(274,809)	307,651
(ii) Interest rate increase/(decrease) by 10%	(83,411)	83,411
(iii) Change in fair value of available-for-sale financial assets (increased)/decreased by 10%	(3,458)	3,458

2006 total shareholders equity after adjusting for market risk sensitivity factors	735,654	1,491,852

(b) Credit risk
Credit risk arises from deposits with banks and financial institutions as well as credit exposures to customers, including outstanding receivables and committed transactions. For banks and financial institutions, only independently rated parties with a minimum rating of ‘AA’ are accepted. Exposure is limited to the carrying value of these instruments.
At balance date the Group had receivables of $2,211,933 (2006: $1,021,409). The Company had receivables of $942,204 (2006: $749,463).
Customers are assessed individually on the credit quality of the customer, taking into account its financial position, past experience and other factors. All recognised contract revenues for 2007 were from Government agencies.
Credit risk on the floating rate notes arises from any defaults or deterioration in the underlying portfolio.
At balance date, no customers were outside terms.

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2007
3. Financial risk management (continued)
(c) Liquidity risk
The Group has a number of short term payment commitments that present a liquidity risk. The Group has procedures in place that forecast cash requirements and age deposit maturity dates to correlate to cash out flow obligations. It is the Groups policy to maintain flexibility in its investment decisions to enable it close out positions as needed and meet credit requirements.
Management reviews cash flow forecasts in light of the operating requirements of the Group and its obligations under the Trust Deed.
The following contractual maturity analysis of financial liabilities has the value of each liability presented as undiscounted.

		Later than one
		month and not	Later than three	Later than one
	Not later than one	later than three	months and not	year and not later
Financial liability	month	months	later than one year	than five years

2007
Payables	390,737	887,426	—	—
Finance Leases	7,052	14,104	63,470	232,487
Convertible Notes	—	512,402	1,548,466	21,908,709
Loan	36,465	72,931	109,396	—

Total	434,254	1,486,863	1,721,332	22,141,196

2006
Payables	394,933	927,109	—	—
Finance Leases	6,378	12,755	57,400	286,075
Convertible Notes	—	656,706	2,006,602	31,076,791
Loan	43,156	86,312	129,469	—

Total	444,467	1,682,882	2,193,471	31,362,866

Refer note 10 for further details on the Trust Deed minimum cash levels.
There is no material difference between the fair value and the carrying value of receivables and payables.
(d) Fair value estimation
Refer note 2(o) for further information.
4. Critical accounting estimates and judgements
(a) Share-based payment transactions
The Company measures the cost of equity-settled transactions with employees and non-employees by reference to the fair value of the equity instruments at the date at which they are granted. The Company uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date. See note 32.
(b) Embedded derivatives and attached options
The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The fair value is determined by an external valuer using a Black-Scholes options pricing model, using the assumptions detailed in note 32.
(c) Available-for-sale financial assets
The fair value of available-for-sale financial investments is estimated with reference to the credit spreads of the companies referenced in the underlying portfolio and the correlation between all companies referenced in the portfolio.

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2007
4. Critical accounting estimates and judgements (continued)
(d) Revenue recognition
For revenue recognised on a percentage of completion basis the company must estimate the current stage to which each contract is complete. Depending on the type of the contract, the stage of completion is measured by reference to labour hours incurred to date as a percentage of estimated total labour hours or as costs incurred as a percentage of estimated total costs for each contract.
5. Segment information
(a) Description of segments
The group’s primary financial reporting format is Geographic segments. The Group operates in the research and development of ballistic technology in Australia and the United States.
Australia
The home country of the parent entity where the majority of research and development work is carried out.
United States
The home country of the Group’s subsidiaries.
(b) Geographical segments

			Continuing	Discontinued
	Australia	United States	operations	operation	Consolidated
2007	A$	A$	A$	A$	A$

Segment revenue
Total segment revenue	1,192	1,874,802	1,875,994	—	1,875,994
Unallocated revenue / interest income			1,329,387	—	1,329,387

Consolidated revenue			3,205,381	—	3,205,381

Segment result
Segment result	(11,848,335)	(1,383,714)	(13,232,049)	—	(13,232,049)
Intersegment elimination			2,192,259	—	2,192,259
Unallocated revenue less unallocated expenses			1,041,640	—	1,041,640

Loss before income tax			(9,998,150)	—	(9,998,150)

Segment assets and liabilities
Segment assets	17,070,834	1,720,363	18,791,197	—	18,791,197
Intersegment elimination			(2,920)	—	(2,920)
Unallocated assets			—	—	—

Total assets			18,788,277	—	18,788,277

Segment liabilities	20,404,537	20,454,240	40,858,777	—	40,858,777
Intersegment elimination			(18,762,930)	—	(18,762,930)
Unallocated liabilities			—	—	—

Total liabilities			22,095,847	—	22,095,847

Other segment information
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	192,604	50,282	242,886	—	242,886
Unallocated			—	—	—

Total Acquisitions			242,886	—	242,886

Depreciation and amortisation expense	169,389	80,107	249,496	—	249,496
Unallocated			—	—	—

Total depreciation and amortisation			249,496	—	249,496

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2007
5. Segment information (continued)
(b) Geographical segments (continued)

			Continuing	Discontinued
	Australia	United States	operations	operation	Consolidated
	A$	A$	A$	A$	A$
Segment cash flow information
Net cash flows from operating activities	(11,592,912)	337,016	(11,255,896)	—	(11,255,896)
Net cash flows from investing activities	2,240,048	(25,617)	2,214,431	—	2,214,431
Net cash flows from financing activities	(84,528)	24,756	(59,772)	—	(59,772)

2006

Segment revenue
Total segment revenue	—	1,581,030	1,581,030	—	1,581,030
Unallocated revenue / interest income			758,280	—	758,280

Consolidated revenue			2,339,310	—	2,339,310

Segment result
Segment result	(14,531,217)	(2,904,561)	(17,435,778)	(39,256)	(17,475,034)
Intersegment elimination			2,550,596	—	2,550,596
Unallocated revenue less unallocated expenses			(412,572)	—	(412,572)

Loss before income tax			(15,297,754)	(39,256)	(15,337,010)

Segment assets and liabilities
Segment assets	27,550,373	563,354	28,113,727	22,500	28,136,227
Intersegment elimination			(280,146)	—	(280,146)
Unallocated assets			—	—	—

Total assets			27,833,581	22,500	27,856,081

Segment liabilities	25,654,616	14,889,584	40,544,200	3,381,799	43,925,999
Intersegment elimination			(13,967,411)	(3,199,839)	(17,167,250)
Unallocated liabilities			—	—	—

Total liabilities			26,576,789	181,960	26,758,749

Other segment information
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	881,351	80,145	961,496	—	961,496
Unallocated			—	—	—

Total Acquisitions			961,496	—	961,496

Depreciation and amortisation expense	78,059	105,309	183,368	1,469	184,837
Unallocated			—	—

Total depreciation and amortisation			183,368	1,469	184,837

Segment cash flow information
Net cash flows from operating activities	(6,510,489)	(945,850)	(7,456,339)	—	(7,456,339)
Net cash flows from investing activities	2,670,027	(66,131)	2,603,896	—	2,603,896
Net cash flows from financing activities	28,046,849	—	28,046,849	—	28,046,849

2005

Segment revenue
Total segment revenue	—	230,743	230,743	1,287,223	1,517,966
Unallocated revenue / interest income			599,902	3,047	602,949

Consolidated revenue			830,645	1,290,270	2,120,915

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2007
5. Segment information (continued)
(b) Geographical segments (continued)

			Continuing	Discontinued
	Australia	United States	operations	operation	Consolidated
	A$	A$	A$	A$	A$
Segment result
Segment result	(11,592,924)	(3,570,5,22)	(15,163,446)	(1,609,830)	(16,773,276)
Intersegment elimination			6,197,640	68,101	6,265,741
Unallocated revenue less unallocated expenses			(346,404)	(60,661)	(407,065)

Loss before income tax			(9,312,210)	(1,602,390)	(10,914,600)

Segment assets and liabilities
Segment assets	7,388,241	512,550	7,900,791	25,731	7,926,522
Intersegment elimination			(496,801)	—	(496,801)
Unallocated assets			—	—	—

Total assets			7,403,990	25,731	7,429,721

Segment liabilities	1,192,960	11,934,247	13,127,207	3,592,053	16,719,260
Intersegment elimination			(11,641,089)	(3,428,312)	(15,069,401)
Unallocated liabilities			—	—	—

Total liabilities			1,486,118	163,741	1,649,859

Other segment information
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	28,777	75,515	104,292	—	104,292
Unallocated			—	—	—

Total Acquisitions			104,292	—	104,292

Depreciation and amortisation expense	59,192	58,708	117,900	141,859	259,759
Unallocated			—	—	—

Total depreciation and amortisation			117,900	141,859	259,759

Segment cash flow information
Net cash flows from operating activities	(5,451,792)	(4,194,162)	(9,645,954)	(888,607)	(10,534,561)
Net cash flows from investing activities	(4,437,392)	710,179	(3,727,213)	2,256,721	(1,470,492)
Net cash flows from financing activities	(3,840,867)	3,058,304	(782,563)	(1,684,160)	(2,466,723)
(C) Notes to and forming part of the segment information
(i) Accounting policies
Segment information is prepared in conformity with the accounting policies of the entity as disclosed in note 2 and AASB 114 Segment Reporting.
Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of operating cash, receivables, inventories, property, plant and equipment and goodwill and other intangible assets, net of related provisions. Segment liabilities consist primarily of trade and other creditors, employee benefits and provision for service warranties. Segment assets and liabilities do not include income taxes.
(ii) Inter-segment transfers
Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an ''arm’s-length’’ basis and are eliminated on consolidation.

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2007
6. Revenue

	2007	2006	2005
	A$	A$	A$

Contract Revenue	1,847,399	1,581,030	230,743
Interest Revenue	1,354,048	758,280	599,902
Other	3,934	—	—

	3,205,381	2,339,310	830,645

7. Expenses
Net loss attributable to members of the parent includes the following expenses:

	2007	2006	2005
	A$	A$	A$

Employee expenses
Wages and salaries	(3,531,444)	(4,077,717)	(3,089,934)
Termination benefits	(47,581)	(319,950)	(500,000)
Superannuation	(161.904)	(134,766)	(126,187)
Share-based payments	(136,549)	(358,686)	(409,728)
Directors fees	(297,608)	(412,572)	(310,908)
Other	(173,502)	(38,657)	(31,883)

Total employee expenses	(4,348,588)	(5,342,348)	(4,468,640)

Finance costs
Interest expense	(2,184,507)	(962,751)	(35,496)
Transaction cost amortisation	(865,465)	(288,488)	—
Accretion expense	(1,884,443)	(464,774)	—
Amortisation of options for short term loan	—	(467,000)	—

Total finance costs	(4,934,415)	(2,183,013)	(35,496)

Depreciation and Amortisation
Depreciation	(168,974)	(109,248)	(211,545)
Amortisation	(80,522)	(75,589)	(48,214)
Impairment of goodwill	—	—	(1,834,152)

Lease payments
Operating lease payments	(449,439)	(590,197)	441,817

Total lease payments	(449,439)	(590,197)	441,817

Impairment expense
Impairment of floating rate notes	(220,800)	—	—

	(220,800)	—	—

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2007
8. Income tax
(a) Income tax expense

	2007	2006	2005
	A$	A$	A$
Current tax	(2,976,306)	(2,300,203)	(1,728,142)
Deferred tax	81,032	(64,275)	(1,307,778)
Deferred tax assets not recognised	2,895,274	2,364,478	3,035,920

	—	—	—

(b) Numerical reconciliation of income tax expense to prima facie tax payable

Loss before income tax	(9,998,150)	(15,337,010)	(10,914,600)

Tax at the Australia tax rate of 30% (2006:30%)	(2,999,445)	(4,601,103)	(3,274,380)

Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Research and development accounting costs	297,809	269,897	266,774
Research and development grant received	(117,086)	(102,632)	(194,496)
Entertainment	873	2,131	625
Fair value movement in embedded derivative	(726,416)	636,416	—
Non-deductible interest expense	51,664	—	—
Option costs expensed — employees	40,965	133,922	58,066
Option costs expensed — Harmony Capital	—	111,900	—
Borrowing costs accretion	564,738	367,240	—
Other	(8,376)	817,751	107,492

	(2,895,274)	(2,364,478)	(3,035,920)

Deferred tax assets not recognised	2,895,274	2,364,478	3,035,920

Income tax expense	—	—	—

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2007
8. Income tax (continued)
(c) Unrecognised temporary differences
(i) Temporary differences for which deferred tax assets or deferred liabilities have not been recognised.

	2007	2006	2005
	A$	A$	A$

Sundry creditors and accruals	46,300	46,197	55,230
Employee entitlements	118,800	133,297	42,040
Asset retirement obligation	29,207	27,790	13,508
Deferred rent	68,267	77,950	25,549
S40-880 costs	866,140	1,193,090	388,848
Patent costs	3,870,873	3,562,600	964,568
Unrealised foreign exchange differences	29,903	236,093	—
Losses available for offset against future income	58,635,673	48,714,653	12,915,808

Gross deferred income tax assets	63,665,163	53,991,670	14,405,551
Deferred tax liabilities
Interest receivable on available-for-sale financial assets	(1,400)	(102,540)	—

Deferred tax assets not recognisable	63,663,763	53,889,130	14,405,551

Potential tax benefit @ 30%	19,099,129	16,166,739	4,321,665

(ii) Temporary differences for which deferred tax assets or deferred liabilities have not been recognised in relation to potential capital loss items.

Provision – investment in ProCam Machine LLC	1,917,387	1,917,387	575,216
Intercompany receivables	—	—	—
Fair value movement in Available-for-sale financial assets	—	2,080	—
Impairment — Available-for-sale financial assets	220,800	—	—

Deferred tax assets not recognisable	2,138,187	1,919,467	575,216

(d) Tax losses
The Group has the following tax losses arising in Australia and United States federal and state net operating loss carryforwards:

	2007	2006	2005
	A$	A$	A$

Australian tax losses	40,579,789	32,377,936	26,992,892
United States federal net operating loss carryforwards	14,651,197	15,538,802	13,124,360
United States state net operating loss carryforwards	11,031,293	11,548,201	9,160,116
Australian tax losses are available indefinitely for offset against future taxable profits subject to satisfying the relevant income tax loss carry forward rules.
The U.S. federal and state net operating loss carryforwards expire at various dates through 2026 and 2011, respectively.

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2007
9. Discontinued operation
The Company announced on 25 May 2005, that it had entered into a formal agreement to sell the ProCam Machine LLC (ProCam) business to Monroe Machined Products Inc. (MMP) of Seattle, Washington.  The sale was completed on 1 June 2005.  Under the terms of the sale agreement, MMP paid $1,922,510 for the fixed assets, current order book, inventory and the net of accounts receivable and accounts payable of ProCam.  An additional amount of $65,615 was retained in trust contingent on the satisfaction of the conditions of the agreement. This amount has subsequently been paid to MMP.
The decision to sell ProCam was made to release valuable cash resources and management time to support the Company’s main focus in commercialising Metal Storm’s 40mm weapons system.
The results of ProCam for the period have been presented below:

	2007	2006	2005
	A$	A$	A$
Revenue	—	—	1,290,270
Expenses	—	(39,256)	(2,831,999)

Gross loss	—	(39,256)	(1,541,729)
Finance costs	—	—	(60,661)

Net loss attributable to discontinued operation	—	(39,256)	(1,602,390)

Earnings per share (cents per share):
Basic and diluted from discontinued operation	—	—	(0.31)

The major classes of assets and liabilities of Procam measured at the lower of carrying amount and fair value less costs to sell at 31 December are as follows:

Assets
Trade and other receivables	—	21,768	23,373
Other	—	732	2,358

Total Assets	—	22,500	25,731
Liabilities
Trade and other payables	—	3,199,839	3,445,485
Provisions* (note 18)	—	181,960	146,594

Total Liabilities	—	3,381,799	3,592,079
Net Liabilities	—	(3,359,029)	(3,566,348)

* Make Good Provision and Onerous Lease Contract

The net cash flows incurred by ProCam are as follows:

Operating	—	—	(888,607)
Investing	—	—	2,256,722
Financing	—	—	(1,684,160)

Net cash outflow	—	—	(316,045)

Details of disposal of ProCam are as follows:

Book value of the assets sold at 1 June 2005:

Trade and other receivables	—	—	360,182
Inventory	—	—	456,510
Property plant and equipment	—	—	2,212,631
Trade and other payables	—	—	(77,946)
Accrued property tax	—	—	(36,681)
Net assets attributable to discontinued operation	—	—	2,915,326
Consideration received as cash and cash equivalents	—	—	2,256,721

Loss on sale of the assets and liabilities	—	—	(658,605)

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2007
10. Current assets — Cash and cash equivalents

	2007	2006	2005
	A$	A$	A$

Cash at bank and on hand	1,727,548	1,097,448	635,861
Short term deposits	13,000,000	22,732,819	—

	14,727,548	23,830,267	635,861

(a) Cash at bank and on hand
These accounts earn interest at standard business banking operating account rates.
(b) Short term deposits
These deposits have terms of less than 3 months and are bearing floating interest rates at commercial rates.
(c) Trust Deed minimum cash levels
Under the terms of the Trust Deed the total amount of cash held in the Group’s bank accounts and in marketable securities must not fall below the following minimum cash levels:

Period to:	31 Dec 2006	30 Jun 2007	31 Dec 2007	30 Jun 2008	31 Dec 2008
Minimum balance	$22.5m	$19.5m	$15.0m	$12.5m	$7.5m
Available-for-sale financial investments are included as marketable securities.
11. Current assets — Available-for-sale financial investments

	2007	2006	2005
	A$	A$	A$

Floating rate notes:
Opening fair value	2,002,080	5,056,140	—
Purchase of investments	—	—	8,633,480
Disposal of investments	(1,000,000)	(3,019,480)	(3,614,000)
Fair value adjustments	—	(34,580)	36,660
Impairment loss	(222,880)	—

Closing Fair Value	779,200	2,002,080	5,056,140

These securities have a maturity date ranging from one to eight years from the issue date. All securities at closing date were issued in May 2006. The Company does not intend to hold the securities until maturity. Interest is paid quarterly in arrears and the securities can be redeemed upon three days notice.
12. Current assets — Trade and other receivables

	2007	2006	2005
	A$	A$	A$

Trade receivables	762,625	154,321	98,532
Other receivables	4,144	120,013	66,399
Allowance for doubtful debts	—	—	(27,750)
Goods and services tax recoverable	65,576	46,061	107,564
Interest receivable	1,400	102,540	17,695
Research and development tax concession receivable	390,286	—	337,565
Prepayments	339,187	350,195	810,112
Related party receivable – key management personnel	—	—	13,436

	1,563,218	773,130	1,423,553

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2007
12. Current assets – Trade and other receivables (continued)
The creation and release of the provision for impaired receivables has been included in ‘administrative expenses’ in the income statement. There were no allowance accounts in operation during 2007.
The other classes within trade and other receivables do not contain impaired assets and are not past due. Based on the credit history of these other classes, it is expected that these amounts will be received when due.
Other receivables generally arise from transactions outside the usual operating activities of the Group. Interest may be charged at commercial rates where the terms of repayment exceed six months. Collateral is not normally obtained.
13. Non-current assets – Trade and other receivables

			2007	2006	2005
			A$	A$	A$

Trade receivables	(i	)	480,145	—	—
Security deposits	(ii	)	507,757	510,795	30,600
Related party receivables			—	—	—

			987,902	510,795	30,600

(i)	Due at various intervals from January 2009 to June 2009.

(ii)	Represents restricted cash deposits held as security for operating and finance lease commitments.
14. Non-current assets — Property, plant and equipment

	Leasehold		Leased
	improve-	Plant and	plant and
	ments	equipment	equipment	Total
	A$	A$	A$	A$
At 1 January 2005
Cost	62,658	4,021,626	—	4,084,284
Accumulated depreciation	(27,599)	(1,108,881)	—	(1,136,480)

Net book amount	35,059	2,912,745	—	2,947,804

Year ended 31 December 2005
Opening net book amount	35,059	2,912,745	—	2,947,804
Additions	726	103,566	—	104,292
Attributable to discontinued operation	—	(2,608,922)	—	(2,608,922)
Depreciation charge	(15,715)	(195,830)	—	(211,545)

Closing net book amount	20,070	211,559	—	231,629

At 1 January 2006
Cost	63,384	492,216	—	555,600
Accumulated depreciation	(43,314)	(280,657)	—	(323,971)

Net book amount	20,070	211,559	—	231,629

Year ended 31 December 2006
Opening net book amount	20,070	211,559	—	231,629
Additions	183,629	334,490	306,180	824,299
Disposals	(73,173)	(245,522)	—	(318,695)
Depreciation charge	(30,459)	(78,789)	—	(109,248)

Closing net book amount	100,067	221,738	306,180	627,985

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2007
14. Non-current assets – Property, plant and equipment (continued)

	Leasehold		Leased
	improve-	Plant and	plant and
	ments	equipment	equipment	Total
	A$	A$	A$	A$
At 1 January 2007
Cost	113,903	467,786	306,180	887,869
Accumulated depreciation	(13,836)	(246,048)	—	(259,884)

Net book amount	100,067	221,738	306,180	627,985

Year ended 31 December 2007
Opening net book amount	100,067	221,738	306,180	627,985
Additions	81,588	91,058	27,393	200,039
Disposals	(117)	(2,673)	—	(2,790)
Depreciation charge	(49,830)	(85,932)	(33,212)	(168,974)

Closing net book amount	131,708	224,191	300,361	656,260

At 31 December 2007
Cost	188,536	556,170	333,573	1,078,279
Accumulated depreciation	(56,828)	(331,979)	(33,212)	(422,019)

Net book amount	131,708	224,191	300,361	656,260

15. Non-current assets – Intangible assets

	Software	Goodwill	Total
	A$	A$	A$
At 1 January 2005
Cost	48,882	1,861,726	1,910,608
Accumulated amortisation	(22,737)	(27,574)	(50,311)
Accumulated impairment losses	—	(1,834,152)	(1,834,152)

Net book amount	26,145	—	26,145

Year ended 31 December 2005
Opening net book amount	26,145	—	26,145
Additions	74,007	—	74,007
Disposals	—	—	—
Amortisation charge	(48,214)	—	(48,214)

Closing net book amount	51,938	—	51,938

At 1 January 2006
Cost	122,889	1,861,726	1,984,615
Accumulated amortisation	(70,951)	(27,574)	(98,525)
Accumulated impairment losses	—	(1,834,152)	(1,834,152)

Net book amount	51,938	—	51,938

Year ended 31 December 2006
Opening net book amount	51,938	—	51,938
Additions	137,197	—	137,197
Disposals	(1,722)	—	(1,722)
Amortisation charge	(75,589)	—	(75,589)

Closing net book amount	111,824	—	111,824

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2007
15. Non-current assets – Intangible assets (continued)

	Software	Goodwill	Total
	A$	A$	A$
At 1 January 2007
Cost	211,204	1,861,726	2,072,930
Accumulated amortisation	(99,380)	(27,574)	(126,954)
Accumulated impairment losses	—	(1,834,152)	(1,834,152)

Net book amount	111,824	—	111,824

Year ended 31 December 2007
Opening net book amount	111,824	—	111,824
Additions	42,847	—	42,847
Amortisation charge	(80,522)	—	(80,522)

Closing net book amount	74,149	—	74,149

At 31 December 2007
Cost	254,051	1,861,726	2,115,777
Accumulated amortisation	(179,902)	(27,574)	(207,476)
Accumulated impairment losses	—	(1,834,152)	(1,834,152)

Net book amount	74,149	—	74,149

All capitalised software represents externally acquired software with a useful life of between 2 and 5 years amortised on a straight line basis.
No research and development costs have been capitalised as product maturation is still within the research stage, refer note 2(q)(ii).
16. Current liabilities — Trade and other payables

	2007	2006	2005
	A$	A$	A$

Trade payables	228,679	272,627	259,508
Deferred revenue	1,326,985	620,483	43,024
Other payables	1,013,648	1,011,203	511,482

	2,569,312	1,904,313	814,014

Related party payables:
Directors fees payable*	35,833	38,212	119,560

	2,605,145	1,942,525	933,574

*	Refer note 24(f) for further details.
17. Current liabilities — Conversion derivative

	2007	2006	2005
	A$	A$	A$

Balance at beginning of year	10,811,057	—	—
Initial Notional Value of Derivative on 1 September 2006	—	6,584,036	—
Conversion of convertible notes to shares	(2,425,876)	(242,021)	—
Fair value movement	(2,421,388)	4,469,042	—

Balance at end of year	5,963,793	10,811,057	-

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2007
18.	Current liabilities – Interest bearing loans and borrowings

			2007	2006	2005
			A$	A$	A$

Obligations under finance leases	(i	)	63,907	50,335	—
Convertible notes	(ii	)	12,664,510	12,926,837	—
Other loan	(iii	)	213,030	252,204	353,674

			12,941,447	13,229,376	353,674

(i)	Secured, matures 2008. See note 20 for non-current details.

(ii)	Unsecured, matures 2009.

(iii)	Unsecured, matures 2008.
Convertible Notes
The parent entity issued 203,703,704 10% convertible notes to existing shareholders at the rate of one convertible note for every 2.675 existing shares to raise $27.5 million on 1 September 2006 under a renounceable rights issue. The issue was not fully subscribed by existing share holders and Harmony Investment Fund Limited or its nominees (“Harmony”) acquired 81.6% of the issue. This issue was made together with the offer of one new share option for every two convertible notes allotted, which resulted in 101,852,055 listed options being granted. In addition, 10 million options were issued to Harmony in consideration of a short term working capital loan and 65 million were issued as payment for Harmony’s commitment to underwrite the transaction under the Facilitation Agreement.
At the maturity date (1 September 2009), the Company must repay the face value of A$0.135 to the Note Holders, unless the Note Holders have elected to convert some or all of their convertible notes into ordinary shares at a conversion price which is the lesser of A$0.135 cents per share, and 90% of the volume weighted average price of ordinary shares during the 30 business days immediately preceding the conversion date. Note Holders can elect to convert some or all of their convertible notes into ordinary shares at the beginning of each quarter, at the maturity date and at certain other times.

	2007	2006	2005
	A$	A$	A$

Balance at beginning of year	12,926,837	—	—
Fair value of new issues	—	12,579,524	—
Accretion expense	1,882,440	460,955	—
Transaction cost amortisation	865,465	288,488 *	—
Conversion of convertible notes to shares	(3,010,232)	(402,130)	—

Balance at end of year	12,664,510	12,926,837	—

	2007	2006	2005
	Number	Number	Number

Balance at beginning of year	197,282,070	—	—
New issues	—	203,703,704	—
Conversion of convertible notes to shares	(44,625,186)	(6,421,634)	—

Balance at end of year	152,656,884	197,282,070	—

*	As revised per change in policy refer note 2(a)

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2007
19. Current liabilities — Provisions

		Onerous
		Lease
	Make Good	Contracts	Payroll	Total
	A$	A$	A$	A$
Carrying amount at 1 January 2006	45,026	136,203	96,219	277,448
Additional provisions recognised	17,078	35,045	398,715	450,838
Amounts used during the year	(37,541)	—	(257,022)	(294,563)
Reclassified as other receivables	—	—	5,047	5,047
Foreign Exchange movements	—	—	—	—
Unwinding and discount rate adjustment	3,227	—	—	3,227

Carrying amount at 1 January 2007	27,790	171,248	242,959	441,997

Additional provisions recognised	—	—	161,328	161,328
Amounts used during the year	—	—	(264,579)	(264,579)
Bonus not paid	—	—	(20,909)	(20,909)
Foreign Exchange movements	(568)	(17,091)	—	(17,659)
Unwinding and discount rate adjustment	1,983	—	—	1,983

Carrying amount at 31 December 2007	29,205	154,157	118,799	302,161

Make good provision
A provision is recognised to restore leased premises to their original condition as required by the lease agreements. The amount recognised represents the present value of the estimated cost to restore the premises. Because of the long-term nature of the liability, the greatest uncertainty in estimating the provision is the costs that will ultimately be incurred. The provision has been calculated using a pre-tax discount rate of 11.035%.
Onerous Lease Contract
Due to the sale of the assets of ProCam Machine LLC in 2005, the company ceased using the premises in Seattle WA, United States at that time. The Company then commenced discussions with the lessor who has indicated that they are prepared to terminate the lease early. The lease for these premises expired in June 2007 and to date the negotiations have not been finalised.
Payroll
A provision has been recognised for payroll liabilities that include amounts payable for leave entitlements loaded for on costs.
20. Non-current liabilities — Interest bearing loans and borrowings

	2007	2006	2005
	A$	A$	A$

Obligations under finance leases	215,036	255,845	—

Finance leases have a lease term of 3 years with no option to renew the leases or purchase the assets at the completion of the lease term. Some finance leases are secured through a cash deposit, see note 13.

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2007
21. Contributed equity

	2007	2006	2005
	A$	A$	A$

Ordinary shares — issued and fully paid	65,428,400	59,985,634	56,559,039

Movement in ordinary share capital

			Number of	Issue	Value
Date	Details	Note	shares	price	A$

01/01/2005	Opening Balance		521,970,978		56,559,039

31/12/2005	Closing Balance		521,970,978		56,559,039

21/02/2006	Settle employee bonus		89,396	$0.280	25,031
22/05/2006	Shares issued through plan	(i )	22,648,691	$0.133	3,010,000
22/05/2006	Transaction costs on share issue	(i )			(268,696)
19/09/2006	Exercise listed options	(ii)	23,249	$0.150	3,487
20/09/2006	Exercise listed options	(ii)	561	$0.150	84
21/09/2006	Exercise listed options	(ii)	431	$0.150	65
26/09/2006	Exercise listed options	(ii)	1,870	$0.150	281
28/09/2006	Exercise listed options	(ii)	6,315	$0.150	947
29/09/2006	Exercise listed options	(ii)	3,220	$0.150	483
02/10/2006	Conversion of notes	(iii)	7,881,096	$0.110	652,575
05/10/2006	Exercise listed options	(ii)	982	$0.150	147
09/10/2006	Exercise listed options	(ii)	328	$0.150	49
16/10/2006	Exercise listed options	(ii)	115	$0.150	17
25/10/2006	Exercise listed options	(ii)	1,870	$0.150	281
03/11/2006	Exercise listed options	(ii)	12,292	$0.150	1,844

31/12/2006	Closing Balance		552,641,394		59,985,634

04/01/2007	Exercise listed options	(ii)	758	$0.150	119
04/01/2007	Conversion of notes	(iii)	1,706,709	$0.135	205,359
16/01/2007	Exercise listed options	(ii)	12,173	$0.150	1,826
16/01/2007	Conversion of notes	(iii)	14,518,842	$0.135	1,746,974
17/01/2007	Conversion of notes	(iii)	14,000,000	$0.135	1,684,545
19/01/2007	Exercise listed options	(ii)	10,983	$0.150	1,647
24/01/2007	Exercise listed options	(ii)	3,127	$0.150	469
08/03/2007	Exercise listed options	(ii)	4,684	$0.150	703
14/03/2007	Exercise listed options	(ii)	7,760	$0.150	1,164
01/04/2007	Conversion of notes	(iii)	4,807,843	$0.135	595,354
19/04/2007	Exercise listed options	(ii)	850	$0.150	128
29/05/2007	Exercise listed options	(ii)	603	$0.150	90
14/06/2007	Conversion of notes	(iii)	8,775,000	$0.120	986,406
26/06/2007	Exercise listed options	(ii)	3,188	$0.150	478
01/07/2007	Conversion of notes	(iii)	136,913	$0.120	14,246
25/07/2007	Exercise listed options	(ii)	94	$0.150	14
01/10/2007	Conversion of notes	(iii)	2,049,658	$0.110	203,244

31/12/2007	Closing Balance		598,680,579		65,428,400

(i)	New share issue for cash under a Share Purchase Plan as part of a capital raising plan.

(ii)	Issued under the 2006 Renounceable Rights Issue Prospectus.

(iii)	Convertible notes issued under the 2006 Renounceable Rights Issue Prospectus converted at the lesser of $0.135 or 90% of the volume weighted average price of shares during the 30 business days immediate preceding the conversion date.

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2007
21. Contributed equity (continued)
Movement in Listed Options

Details	Note		Number of options

At 1 January 2006			—
Issued under Renounceable Rights Issue	(i	)	101,852,055
Issued as payment for transactions costs	(i	)	65,000,000
Issued as payment for Facilitation Agreement			10,000,000
Exercise of options			(51,231)

At 31 December 2006			176,800,824
Exercise of options			(44,220)

At 31 December 2007			176,756,604

(i)	Issued under the terms of the 28 July 2006 Renounceable Rights Issue Prospectus.
22. Reserves

	2007	2006	2005
	A$	A$	A$

Unlisted option reserve	2,221,417	2,084,868	1,726,182
Listed option reserve	6,893,566	6,893,566	—
Revaluation reserve	—	2,080	36,660
Accumulated translation reserve	(68,559)	(84,572)	(94,785)

	9,046,424	8,895,942	1,668,057

Movements:

Unlisted option reserve
Balance at 1 January	2,084,868	1,726,182	1,316,454
New Issues	—	—	—
Expenses recognised	136,549	358,686	409,728

Balance at 31 December	2,221,417	2,084,868	1,726,182

Listed option reserve
Balance at 1 January	6,893,566	—	—
Attached options issued on allotment of renounceable rights issue	—	4,379,638	—
Option issue costs	—	(748,072)	—
Options paid as fees to Harmony	—	3,262,000	—

Balance at 31 December	6,893,566	6,893,566	—

Revaluation reserve
Balance at 1 January	2,080	36,660	—
Net gains on available-for-sale financial assets	—	(34,580)	36,660
Realised gains	(1,040)	—	—
Net movement on revaluation	(1,040)	—	—

Balance at 31 December	—	2,080	36,660

Accumulated translation reserve
Balance at 1 January	(84,572)	(94,785)	(142,886)
Currency translation differences	16,013	10,213	48,101

Balance at 31 December	(68,559)	(84,572)	(94,785)

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2007
22. Reserves (continued)
Nature and purpose of reserves
Unlisted options reserve
The options reserve is used to record the share options issued to Directors, employees and consultants.
Listed options reserve
The listed options reserve is used to record the receipt on allotment of listed options issued under the renounceable rights issue.
Revaluation reserve
The bond reserve is used to record the unrealised gain or loss on available-for-sale financial investments.
Accumulated translation reserve
The accumulated translation reserve is used to record the unrealised exchange differences arising from the translation of the financial statements of foreign subsidiaries whose functional currencies are different from the parent.
23. Accumulated losses

	2007	2006	2005
	A$	A$	A$
Balance at 1 January	(67,784,244)	(52,447,234)	(41,532,634)
Net loss	(9,998,150)	(15,337,010)	(10,914,600)

Balance at 31 December	(77,782,394)	(67,784,244)	(52,447,234)

24. Key management personnel disclosures
(a) Directors
The following persons were directors of Metal Storm Limited during the financial year:

T J O’Dwyer	Chairman
L J Finniear	Managing Director (appointed 24 May 2007),
Chief Executive Officer (appointed 19 February 2007)
B S McComish	Non-executive Director (resigned 8 March 2007)
J M Crunk	Non-executive Director
P D Jonson	Non-executive Director
J R Nicholls	Non-executive Director
All of the above persons were also Directors during the year ended 31 December 2006, except for L J Finniear who commenced employment with the Group on 19 February 2007.
W A Downing, D A Smith and D L Alspach were directors for part of the year ended 31 December 2006.

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2007
24. Key management personnel disclosures (continued)
(b) Other key management personnel
The following persons also had authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, during the financial year:

Name	Position	Employer
P R Wetzig	Company Secretary	Metal Storm Limited
B I Farmer	Chief Financial Officer (from 17 August 2007)	Metal Storm Limited
P D Faulkner	Senior VP – Director US Operations	Metal Storm Inc
J Cronin	Managing Engineer	Metal Storm Limited
J D MacDonald	Chief Financial Officer (resigned 13 April 2007)	Metal Storm Limited
G L Bergeron III	Chief Technical Officer (resigned 31 January 2007)	Metal Storm Inc
All of the above persons were also key management persons during the year ended 31 December 2006, except for P R Wetzig who commenced employment with the Group on 16 April 2007 and B I Farmer who was appointed CFO on 17 August 2007.
I A Gillespie — Chief Operating Officer and J C Chehansky – Senior VP Business Development were key management persons for part of the year ended 31 December 2006.
(c) Key management personnel compensation

	2007	2006	2005
	A$	A$	A$

Short-term employee benefits	1,305,045	2,111,346	1,326,496
Post-employment benefits	56,205	75,907	61,182
Termination benefits	—	304,140	500,000
Share-based payments	99,923	263,085	422,626

	1,461,173	2,754,478	2,310,304

(d) Equity instrument disclosures relating to key management personnel
Option holdings
The numbers of options over ordinary shares in the company held during the financial year by each director of Metal Storm Limited and other key management personnel of the Group, including their personally related parties, are set out below.

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2007
24. Key management personnel disclosures (continued)
(d) Equity instrument disclosures relating to key management personnel (continued)
2007

	Balance at	Granted as		Balance at
	start of the	compen-		end of the	Vested and
Name	year	sation	Exercised	year	exercisable	Unvested

Directors
TJ O’Dwyer	33,819	—	—	33,819	33,819	—
L J Finniear	—	1,000,000	—	1,000,000	500,000	500,000
J M Crunk	—	—	—	—	—	—
P D Jonson	—	—	—	—	—	—
J R Nicholls	—	—	—	—	—	—
B S McComish	—	—	—	—	—	—

Other key management personnel of the group
P R Wetzig	—	—	—	—	—	—
B I Farmer	—	—	—	—	—	—
P D Faulkner	200,000	—	—	200,000	200,000	—
J Cronin	200,000	—	—	200,000	200,000	—
J D MacDonald	500,000	—	—	500,000	500,000	—
G L Bergeron III	250,000	—	—	250,000	250,000	—

	1,183,819	1,000,000	—	2,183,819	1,683,819	500,000

All vested options are exercisable at the end of the year.
2006

	Balance at	Granted as		Balance at
	start of the	compen-		end of the	Vested and
Name	year	sation	Exercised	year	exercisable	Unvested

Directors
T J O’Dwyer	—	—	33,819	33,819	33,819	—
W A Downing	3,400,000	490,000	—	3,890,000	1,390,000	2,500,000
D A Smith	—	625,000	—	625,000	625,000	—
D L Alspach	1,350,000	450,000	—	1,800,000	1,800,000	—
B S McComish	—	—	—	—	—	—
J M Crunk	—	—	—	—	—	—
P D Jonson	—	—	—	—	—	—
J R Nicholls	—	—	—	—	—	—

Other key management personnel of the group
I A Gillespie	1,100,000	—	—	1,100,000	1,100,000	—
J D MacDonald	500,000	—	—	500,000	500,000	—
G L Bergeron III	250,000	—	—	250,000	250,000	—
P D Faulkner	—	200,000	—	200,000	125,000	75,000
J Cronin	200,000	—	—	200,000	200,000	—
J C Chahansky	—	75,000	—	75,000	75,000	—

	6,800,000	1,840,000	33,819	8,673,819	6,098,819	2,575,000

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2007
24. Key management personnel disclosures (continued)
(d) Equity instrument disclosures relating to key management personnel (continued)
2005

	Balance at	Granted as		Balance at
	start of the	compen-		end of the	Vested and
Name	year	sation	Exercised	year	exercisable	Unvested

Directors
T J O’Dwyer	—	—	—	—	—	—
W A Downing	2,950,000	450,000	—	3,400,000	900,000	2,500,000
D A Smith	—	—	—	—	—	—
D L Alspach	675,000	675,000	—	1,350,000	1,350,000	—
B S McComish	—	—	—	—	—	—
J M Crunk	—	—	—	—	—	—
J M O’Dwyer	450,000	450,000	—	900,000	900,000	—
J D Heipt	—	—	—	—	—	—
W A Ownes	2,950,000	150,000	—	3,100,000	600,000	2,500,000
D W Christman	915,000	618,750	—	1,533,750	1,533,750	—
Other key management personnel of the group
I A Gillespie	1,100,000			1,100,000	1,100,000
J D MacDonald		500,000		500,000	312,500	187,500
G L Bergeron III	250,000			250,000	187,500	62,500
J C Chahansky C A Vehlow	1,850,000	225,000		2,075,000	2,075,000

	11,140,000	3,068,750		14,208,750	8,958,750	5,250,000

(iii) Share holdings
The numbers of shares in the company held during the financial year by each director of Metal Storm Limited and other key management personnel of the Group, including their personally related parties, are set out below. There were no shares granted during the reporting period as compensation.

	Balance at	Changes	Balance at
	start of the	during the	end of the
Name	year	year	year

2007
Directors
T J O’Dwyer	180,855	—	180,855
L Finniear	—	—	—
J M Crunk	—	—	—
P D Jonson	340,000	—	340,000
J R Nicholls	—	—	—
B S McComish	—	—	—
Other key management personnel of the group
P R Wetzig	400	—	400
B I Farmer	—	—
P D Faulkner	—	—	—
J Cronin	—	—	—
J D MacDonald	—	—	—
G L Bergeron III	—	—	—

	521,255	—	521,255

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2007
24. Key management personnel disclosures (continued)
(d) Equity instrument disclosures relating to key management personnel (continued)

	Balance at	Changes	Balance at
	start of the	during the	end of the
Name	year	year	year

2006
Directors
T J O’Dwyer	63,611	117,244	180,855
W A Downing	500,000	—	500,000
D A Smith	—	—	—
D L Alspach	—	—	—
B S McComish	—	—	—
J M Crunk	—	—	—
P D Jonson	—	340,000	340,000
J R Nicholls	—	—	—
Other key management personnel of the group
I A Gillespie	—	89,396	89,396
J D MacDonald	—	—	—
G L Bergeron III	—	—	—
P D Faulkner	—	—	—
J Cronin	—	—	—
J C Chahansky	—	—	—

	563,611	546,640	1,110,251

2005
Directors
T J O’Dwyer	63,611	—	63,611
W A Downing	500,000	—	500,000
D A Smith	—	—	—
D L Alspach	—	—	—
B S McComish	—	—	—
J M Crunk	—	—	—
J M O’Dwyer	199,729,559	—	199,729,559
J D Heipt	—	—	—
W A Owens	—	—	—
D W Christman	—	—	—
Other key management personnel of the group
I A Gillespie	—	—	—
J D MacDonald	—	—	—
G L Bergeron III	—	—	—
J C Chahansky	—	—	—
C A Vehlow	—	—	—

	200,293,170	—	200,293,170

(e) Loans to key management personnel
There were no loans to key management at 31 December 2007 or 31 December 2006.

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2007
24. Key management personnel disclosures (continued)
(f) Other transactions and balances with key management personnel
Directors’ fees
At 31 December the following Directors’ fees were payable to directors in relation to the financial year then ended:

	2007	2006	2005
	A$	A$	A$

T J O’Dwyer	6,666	6,666	—
W A Downing	—	—	44,560
D L Alspach	—	15,000	75,000
B S McComish	—	1,667	—
J M Crunk	10,000	14,879	—
P D Jonson	15,000	—	—
J R Nicholls	4,167	—	—

	35,833	38,212	119,560

25. Remuneration of auditors
During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practises and non-related firms:
(a) Audit Services

	2007	2006	2005
	A$	A$	A$

PricewaterhouseCoopers
Audit and review of financial reports	332,000	—	—
Non-PricewaterhouseCoopers
Audit and review of financial reports	353,458 (1)	387,550 (2)	385,410 (3)

	685,458	387,500	384,410

(1)	Relates to audit services performed during 2007 for the 2006 financial year.

(2)	Includes audit services performed during 2006 for the 2005 financial year plus some 2006 audit services.

(3)	Includes audit services performed during 2005 for the 2004 financial year plus some 2005 audit services.
(b) Non-audit Services

	2007	2006	2005
	A$	A$	A$

PricewaterhouseCoopers
Non-audit services	—	—	—
Non-PricewaterhouseCoopers
Non-audit services	—	132,726	31,500

	—	132,726	31,500

26. Commitments
(a) Operating leases
Future minimum rental payments under non-cancellable operating leases as at 31 December are as follows:

	2007	2006	2005
	A$	A$	A$

Within one year	443,858	459,785	468,068
After one year but not more than 5 years	476,093	966,503	1,085,904
More than 5 years	—	—	—

Total minimum lease payments	919,951	1,426,288	1,553,972

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2007
26. Commitments (continued)
(b) Finance leases
The Company has finance leases contracts for workshop equipment and demountable buildings with a carrying amount of $300,361 (2006: $306,180). These leases contracts expire within 3 years with no option to renew the leases or purchase the assets at the completion of the lease term. Refer to note 14, 18 and 20 for further details.
Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

	2007		2006
		Present		Present
	Minimum	value of	Minimum	value of
	lease	lease	lease	lease
	payments	payments	payments	payments
	A$	A$	A$	A$

Within one year	84,626	63,907	76,533	50,335
After one year but not more than 5 years	232,487	215,036	286,075	255,845

Total minimum lease payments	317,113	278,943	362,608	306,180
Less amounts representing finance charges	(38,170)	—	(56,428)	—

	278,943	278,943	306,180	306,180

There were no finance leases during 2005.
27. Related party transactions
Inter-company loans
Loans made to controlled entities, including wholly owned subsidiaries, outstanding at 31 December 2007 totalled $18,175,243. At 31 December 2006 these totalled $16,377,269. Loans were non-interest bearing and had no set repayment terms. At year end a provision for diminution in value has been taken up to the amount of $18,175,243.
The expense recorded in the financial statements of the Parent to 31 December 2007 was $1,797,973 and to 31 December 2006 was $2,314,504.
There have been no related party transactions between the company and its Directors or Key Management Personnel, or ‘close members’ of their family, or any entities that they control, jointly control or significantly influence, that require disclosure in the financial report under accounting standard AASB 124.
During the year Backwell Lombard Capital Pty Ltd, of which T J O’Dwyer is a principal, were appointed to undertake consultancy work. As at 31 December 2007, no fees were paid or payable to Backwell Lombard Capital Pty Ltd. Subsequent to year end, services have been performed resulting in a fee payable of $30,000.
28. Subsidiaries

	Country of	Percentage of equity held by
	Incorporation	the Group			Investment
		2007	2006	2005	2007	2006	2005
Metal Storm Inc.	USA	49%	49%	49%	2,920	2,920	2,920
ProCam Machine LLC	USA	100%	100%	100%	—	—	—
Metal Storm USA Limited	USA	100%	100%	100%	—	—	—
Digigun LLC	USA	100%	100%	100%	—	—	—
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

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2007
29. Events occurring after the balance sheet date
On 16 January, Metal Storm Limited announced that Metal Storm Inc had been awarded a contract by a major US Defence Company in relation to significant defense program. The contract is valued at approximately USD220,000 and the company believes it has further potential longer term.
On 22 February, Metal Storm Limited announced it had entered into a Collaboration Agreement with Singapore Technologies Kinetics (ST Kinetics) to take its 3GL three-shot grenade launcher and 40mm ammunition to manufacture. Under the terms of the Agreement, Metal Storm and ST Kinetics have agreed to collaborate in the design, development, testing, qualification, manufacture of prototypes and demonstration of weapons and munitions as well as the commercial production and marketing of munitions and selected Metal Storm ballistic weapons that only use those munitions.
On 26 February, the Company received a $2,000,000 unsecured short term loan with commercial terms and conditions.
On 4 June, the Company announced that Metal Storm Inc had been awarded a contract for USD936,695 by the Office of Naval Research for the further development of 12-gauge, Multi-shot Accessory Under-barrel Launcher (MAUL).
30. Reconciliation of profit after income tax to net cash inflow from operating activities

	2007	2006	2005
	A$	A$	A$

Net Loss	(9,998,150)	(15,337,010)	(10,914,600)
Adjustments for:
Depreciation and amortisation	249,496	184,837	259,759
Amortisation of options issued for short term loan	—	467,000	—
Accretion expense	1,884,443	757,866	—
Amortisation of transaction costs	865,465	—	—
Net loss on disposal of discontinued operation	—	—	658,605
Net loss on disposal of intangible assets	—	1,722	—
Foreign exchange differences	17,495	10,213	27,022
Impairment loss on receivables	—	—	—
Fair value of services paid for via issue of options	136,549	358,686	409,728
Fair value of services paid for via issue of shares	—	25,031	—
Fair value adjustment to conversion derivative	(2,421,388)	4,469,042	—
Fair value adjustment to available-for-sale assets	(2,080)	(34,580)	—
Impairment loss on available-for-sale assets	220,800	—	—
Interest received	(1,354,047)	(758,280)	(602,949)
Other	758	607	—

Changes in assets and liabilities:
(Increase) / decrease in trade and other receivables	(1,379,346)	275,352	(412,492)
(Increase) / decrease in inventories	—	—	250,982
(Increase) / decrease in prepayments	11,009	956,889	451,569
(Decrease) / increase in trade and other payables	662,620	431,492	(700,396)
(Decrease) / increase in provisions	(139,836)	164,549	(55,049)
(Decrease) / increase in other current liabilities	(9,684)	570,245	93,260

Net cash used in operating activities	(11,255,896)	(7,456,339)	(10,534,561)

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2007
31. Earnings per share
(a) Basic and diluted earnings per share

	2007	2006	2005
	A$	A$	A$

Loss for the year from continuing operations	(9,998,150)	(15,297,754)	(9,312,210)
Loss for the year attributable to members of the parent	(9,998,150)	(15,337,010)	(10,914,600)

Basic and diluted earnings per share from continuing operations (cents per share)	(1.69)	(2.84)	(1.78)
Basic and diluted earnings per share (cents per share)	(1.69)	(2.85)	(2.09)
(b) Weighted average number of shares used as the denominator

	2007 Number	2006 Number	2005 Number

Weighted average number of ordinary shares for basic and diluted earning per share	590,721,934	537,796,067	521,970,978
(c) Information concerning the classification of securities
The following table summarises the convertible notes, listed options and unlisted options that were not included in the calculation of weighted average number of ordinary shares because they are anti-dilutive.

	2007 Number	2006 Number	2005 Number

Convertible notes	152,656,884	173,478,153	—
Listed options	176,756,604	176,800,824	—
Unlisted options	18,569,688	18,100,938	15,463,938
32. Share-based payments
(a) Employee share option plan
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

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2007
32. Share-based payments (continued)
(b) Options issued under the constitution
The Board issues options not pursuant to the Employee Share Option Plan as part of executive and senior employee remuneration packages. Inclusion of options as part of a remuneration package is at the absolute discretion of the Board. Each employment contract or offer letter contains the specific details of the employees’ entitlement to options issued in this manner. Specifically the number of options the employee is entitled to, the exercise price, the vesting date and the expiry date of the options are all outlined in the employee contract.
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
Risk-free interest rate – based on the implied yield on zero coupon Australian Government bonds with a maturity equal to the expected life of the option.
Expected life of the option – range from four to eight years determined by the terms of the option agreement and managements’ assessment of when the option will be exercised.
Option exercise price — as per option terms.
Share price – share price at grant date of the option.
The following table illustrates the number and weighted average exercise price (WAEP) of share options granted during the year under the constitution.

	2007		2006		2005
	Number	WAEP	Number	WAEP	Number	WAEP

Outstanding at the beginning of the year	18,100,938	0.31	15,463,938	0.30	12,399,353	0.28
Granted during the year	1,000,000	0.19	3,547,500	0.40	3,268,750	0.40
Expired during the year	(56,250)	0.54	(910,500)	0.57	(204,165)	0.87

Outstanding at the end of the year	19,044,688	0.30	18,100,938	0.31	15,463,938	0.30

Exercisable at the end of the year	13,207,188	0.41	11,313,438	0.42	10,113,438	0.32
No unlisted options were exercised during the period.

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2007
32. Share-based payments (continued)
(b) Options issued under the constitution (continued)
The outstanding balance at 31 December is represented by:

	Exercise Price	2007	2006	2005
Expiry Date	A$	Number	Number	Number
8 January 2006	1.162	—	—	62,500
3 March 2006	0.400	—	—	55,000
4 June 2006	1.162	—	—	62,500
3 September 2006	0.556	—	—	12,500
3 September 2006	1.162	—	—	62,500
19 October 2006	0.400	—	—	118,000
31 October 2006	0.400	—	—	500,000
31 October 2006	0.556	—	—	12,500
31 December 2006	0.556	—	—	25,000
06 February 2007	0.556	—	12,500	12,500
14 April 2007	0.556	—	12,500	12,500
14 September 2007	0.556	—	12,500	12,500
14 December 2007	0.556	—	12,500	12,500
31 December 2007	0.400	—	6,250	6,250
31 March 2008	0.556	12,500	12,500	12,500
04 June 2008	0.388	5,000	5,000	5,000
30 June 2008	0.556	12,500	12,500	12,500
30 September 2008	0.556	12,500	12,500	12,500
31 December 2008	0.556	12,500	12,500	12,500
14 January 2009	0.400	125,000	125,000	125,000
02 February 2009	0.400	100,000	100,000	100,000
16 February 2009	0.400	14,438	14,438	14,438
24 February 2009	0.400	81,250	81,250	81,250
10 March 2009	0.400	8,250	8,250	8,250
31 March 2009	0.400	62,500	62,500	62,500
05 April 2009	0.400	29,500	29,500	29,500
14 April 2009	0.400	1,100,000	1,100,000	1,100,000
10 May 2009	0.400	25,000	25,000	25,000
08 June 2009	0.400	25,000	25,000	25,000
21 June 2009	0.400	3,225,000	3,225,000	3,225,000
21 June 2009	1.100	40,000	40,000	40,000
21 June 2009	1.150	200,000	200,000	200,000
30 June 2009	0.400	62,500	62,500	62,500
05 July 2009	0.400	75,000	75,000	75,000
14 July 2009	0.400	125,000	125,000	125,000
04 September 2009	0.400	31,250	31,250	31,250
30 September 2009	0.400	62,500	62,500	62,500
14 October 2009	0.400	125,000	125,000	125,000
24 November 2009	0.400	6,250	6,250	6,250
04 December 2009	0.400	31,250	31,250	31,250
07 December 2009	0.400	12,500	12,500	12,500
31 December 2009	0.400	150,000	150,000	150,000
18 March 2010	0.400	20,000	20,000	—
31 March 2010	0.400	200,000	200,000	200,000
21 June 2010	0.400	578,750	578,750	578,750

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2007
32. Share-based payments (continued)
(b) Options issued under the constitution (continued)

	Exercise Price	2007	2006	2005
Expiry Date	A$	Number	Number	Number
24 June 2010	0.400	1,990,000	1,990,000	1,990,000
30 June 2010	0.400	200,000	200,000	200,000
30 September 2010	0.400	200,000	200,000	200,000
31 December 2010	0.400	218,750	218,750	193,750
31 March 2011	0.400	193,750	193,750	131,250
28 April 2011	0.400	940,000	940,000	—
30 June 2011	0.400	818,750	818,750	131,250
02 July 2011	0.010	5,000,000	5,000,000	5,000,000
30 September 2011	0.400	125,000	125,000	100,000
27 October 2011	0.400	506,250	506,250	—
31 December 2011	0.400	193,750	193,750	—
08 March 2012	0.180	1,000,000	—	—
31 March 2012	0.400	193,750	193,750	—
30 June 2012	0.400	193,750	193,750	—
30 September 2012	0.400	193,750	193,750	—
31 December 2012	0.400	168,750	168,750	—
31 March 2013	0.400	168,750	168,750	—
30 June 2013	0.400	168,750	168,750	—

		19,044,688	18,100,938	15,463,938

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

METAL STORM LIMITED
By:	/s/ LEE FINNIEAR
Name Lee Finniear
	Title:	Chief Executive Officer

Date: June 30, 2008

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit
1.1	Constitution of Metal Storm*

4.1	[not used]

4.2	[not used]

4.3	DSTO Technology License Agreement dated April 20, 2001, as amended (portions omitted pursuant to a request for confidential treatment; non-public information has been filed with the SEC)*

4.4	Employment Agreement of Dr. Lee Finniear***

4.5	Letter of Offer to Mr. Peter D. Faulkner***

4.6	Employment Agreement of Brett Farmer

4.7	[not used]

4.8	Employment Agreement of Dr. Joe Cronin***

4.9	Cash Advance Facility Agreement, dated June 16, 2006, between Metal Storm and Harmony Investment Fund Limited**

4.10	Discretionary Share Option Scheme*

4.11	Convertible Note Trust Deed dated July 11, 2006***

8.0	List of Subsidiaries of Metal Storm Limited

12.1	Certification by the Chief Executive Officer of Metal Storm Limited in accordance with Section 302 of the Sarbanes-Oxley Act

12.2	Certification by the Chief Financial Officer of Metal Storm Limited in accordance with Section 302 of the Sarbanes-Oxley Act

13.1	Certification by the Chief Executive Officer of Metal Storm Limited in accordance with Section 906 of the Sarbanes-Oxley Act

13.2	Certification by the Chief Financial Officer of Metal Storm Limited in accordance with Section 906 of the Sarbanes-Oxley Act

*	Incorporated by reference from our Registration Statement on Form 20-F filed on December 12, 2001, File No. 000-31212.

**	Incorporated by reference from our Annual Report on Form 20-F filed on July 17, 2006.

***	Incorporated by reference from our Annual Report on Form 20-F filed on May 18, 2007.