Form 20-F
period 2008-12-31
METAL STORM LTD  /ADR/
filed 2009-07-15
CIK 1119775

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 000-31212
METAL STORM LIMITED
(Exact Name of Registrant as Specified in its Charter)
Australia
(Jurisdiction of Incorporation or Organization)
Building 4
848 Boundary Road
Richlands, Queensland 4077
Australia
(Address of principal executive offices)
Peter Wetzig
Company Secretary
Telephone: +61 7 3123 4700
Facsimile: +61 7 3217 0811
Building 4
848 Boundary Road
Richlands, Queensland 4077
Australia
(Name, telephone, e-mail and/or facsimile number and address of company contact person)
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
613,555,252 Fully Paid Ordinary Shares
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
Yes ☑     No ☐
     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐     No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued ☑ by the International Accounting Standards Board	Other ☐
     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17     ☐ Item 18
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐     No ☑

i

CURRENCY OF PRESENTATION AND EXCHANGE RATES
     All references herein to “A$” and “$” are to Australian dollars. All references herein to “US$” and “U.S. dollar” are to United States dollars. Except as otherwise stated, all monetary amounts in this annual report are presented in Australian dollars. When necessary, historic data were converted at the applicable rate for the date or year indicated. The exchange rate used to convert balance sheet accounts at December 31, 2008 was A$1.00 = US$0.6983.
     For your convenience, we have translated some Australian dollar amounts into U.S. dollar amounts at the noon buying rate in The City of New York for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”). On July 10, 2009, the noon buying rate for Australian dollars into U.S. dollars was A$1.00 = US$0.7751.
     The following table contains information for the noon buying rate for the Australian dollar into U.S. dollars for the periods indicated.

	At
	Period	Average
	End	Rate(1)	High	Low
Year ended December 31,
2003	0.7520	0.6589	0.7520	0.5629
2004	0.7805	0.7384	0.7979	0.6840
2005	0.7342	0.7620	0.7974	0.7261
2006	0.7884	0.7535	0.7914	0.7056
2007	0.8776	0.8389	0.9369	0.7724
2008	0.6983	0.8537	0.9797	0.6073
Month
January 2009	0.6380	0.6754	0.7212	0.6380
February 2009	0.6419	0.6504	0.6834	0.6320
March 2009	0.6925	0.6666	0.7022	0.6301
April 2009	0.7317	0.7166	0.7317	0.6941
May 2009	0.7993	0.7648	0.7993	0.7290
June 2009	0.8055	0.8025	0.8195	0.7851

(1)	Determined by averaging noon buying rates on the last day of each full month during the period.
FORWARD-LOOKING STATEMENTS
     Certain statements in this annual report may constitute “forward-looking statements”. Such forward-looking statements are based on the beliefs of our management as well as assumptions based on information available to us. When used in this annual report, the words “anticipate”, “believe”, “estimate”, “project”, “intend” and “expect” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Such forward-looking statements reflect our current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These include, but are not limited to, risks or uncertainties associated with the development of our technology, our ability to obtain government research and development grants, our ability to raise additional capital and restructure our convertible note debt, our ability to protect our proprietary technology, the market for our products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition, the loss of key personnel and other factors identified under Item 3D “Key Information — Risk Factors” of this annual report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this annual report as anticipated, believed, estimated or expected. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this annual report and shall not be revised or updated to reflect events after the date of this document.

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
     Commencing with fiscal years beginning on or after January 1, 2005, Australian companies such as Metal Storm must comply with Australian equivalents to International Financial Reporting Standards (“A-IFRS”). This annual report is prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations adopted by the International Accounting Standards Board.
     Our financial statements for 2008, 2007, 2006 and 2005 have been prepared in Australian dollars and in accordance with A-IFRS and also comply with IFRS as issued by the International Accounting Standards Board. For the purpose of comparability, the 2004 financial information included in this annual report has been prepared on a basis to comply with IFRS.
     Our selected financial data set forth below are presented in accordance with IFRS. Income statement data for the years ended December 31, 2008, 2007 and 2006 and the balance sheet data as at December 31, 2008, 2007 and 2006 have been derived from our audited financial statements, which are included elsewhere in this annual report.

	As of and for the year ended December 31,
	2008	2007	2006	2005	2004
	A$	A$	A$	A$	A$
Income Statement data in accordance with IFRS:
Revenue	2,201,331	3,205,381	2,339,310	830,645	837,201
Expenses	(6,488,196)	(8,269,116)	(15,454,051)	(10,107,359)	(12,382,001)
Loss before finance costs and tax from continuing operations	(4,286,865)	(5,063,735)	(13,114,741)	(9,276,714)	(11,544,800)
Finance costs	(6,369,138)	(4,934,415)	(2,183,013)	(35,496)	(43,568)
Income tax benefit	—	—	—	—	—
Loss after tax from continuing operations	(10,656,003)	(9,998,150)	(15,297,754)	(9,312,210)	(11,588,368)
Loss after tax from discontinued operation	—	—	(39,256)	(1,602,390)	(1,515,759)
Loss attributable to members of the parent	(10,656,003)	(9,998,150)	(15,337,010)	(10,914,600)	(13,104,127)
Basic and diluted loss per share(1)	(0.0175)	(0.0169)	(0.0285)	(0.0209)	(0.0262)
Weighted average ordinary number of shares outstanding	607,713,288	590,721,934	537,796,067	521,970,978	500,886,725
Balance Sheet data in accordance with IFRS:
Total current assets	8,701,884	17,069,966	26,605,477	7,115,554	17,349,971
Total assets	9,267,524	18,788,277	27,856,081	7,429,721	20,327,317
Total current liabilities	22,397,651	21,812,546	26,424,955	1,564,696	3,507,365
Long term obligations (including finance leases)	63,168	283,301	333,794	85,163	619,959
Total liabilities	22,460,789	22,095,847	26,758,749	1,649,859	4,127,324
Contributed equity	66,209,718	65,428,400	59,985,634	56,559,039	56,559,039
Total equity	(13,193,265)	(3,307,570)	1,097,332	5,779,862	16,199,993
Other financial data:
Dividends per share	—	—	—	—	—

(1)	Net loss per ordinary share — basic and diluted is calculated as net loss for the period divided by adjusted weighted average number of ordinary shares outstanding for the same period.
B. Capitalization and Indebtedness
     Not applicable.
C. Reasons for Offer and Use of Proceeds
     Not applicable.
D. Risk Factors
There is substantial doubt regarding Metal Storm’s ability to continue as a going concern.
     In order to meet Metal Storm’s objectives to develop, manufacture and market commercial products effectively, we will require additional funding until such time that product sales are of sufficient volume to generate positive cash flows from operations. This has taken longer and has cost more than originally anticipated. Based on the expected levels of operating expenditures, in order to continue its operations, Metal Storm will require additional sources of capital. As of June 17, 2009 Metal Storm had approximately A$1.6 million in cash. Without a capital injection, Metal Storm will exhaust its resources at the end of July. There can be no assurance that we will be able to raise sufficient capital to continue our operations. If we are unsuccessful in our efforts to obtain sufficient financing to continue to fund our current operations, we will be required to significantly reduce or cease operations altogether. Accordingly, there exists a substantial doubt about Metal Storm’s ability to continue as a going concern.
     Furthermore, as discussed below, we raised A$27.5 million in September 2006 through the issuance of convertible notes that mature in September 2009. We do not believe that we will have sufficient financing to pay the holders of the convertible notes at maturity in September 2009. In mid-June 2009 we sent a proposal to holders of the convertible notes (“Noteholders”) to be voted on at a special meeting on July 31, 2009 that, if approved, would:
•	extend the maturity date of the convertible notes until September 1, 2011; and

•	grant Noteholders the option to exchange their convertible notes, which are unsecured, for the same principal amount of secured convertible notes.
     The secured notes would have the benefit of a fixed and floating charge over the assets of the company, but they would not bear interest. The Noteholders who elect to hold the secured notes will also receive five (5) options for each seven (7) secured notes that they hold. These options have an exercise price of A$0.001 and expire on 1 September 2011.
     Under the Convertible Note Trust Deed (“Trust Deed”) entered into with ANZ Executors & Trustee Company Limited (“Trustee”) on July 11, 2006 which governs the convertible notes, an affirmative vote of 75% of the holders of the outstanding convertible notes is required to effect an amendment extending the maturity date. Accordingly, the aforementioned proposal to Noteholders requires an affirmative 75% vote. The proposal was formulated upon discussions with Harmony Investment Fund Limited (“Harmony”), the largest holder of our convertible notes. As of June 17, 2009, Harmony held approximately 66% of the outstanding convertible notes and they have indicated that they will vote in favour of the proposal. There can be no assurance, however, that we will obtain the necessary number of votes from our Noteholders to approve the proposal and extend the maturity date.
     In addition to the required affirmative vote of 75% of the holders of the convertible notes discussed above, the Australian Securities Exchange (the “ASX”), on which our ordinary shares are listed, has determined that a vote of the shareholders of Metal Storm is also required in order to effect an extension of the maturity date of the convertible notes. A shareholder meeting will also be held on July 31, 2009 to seek their approval for, among other items, the extension of the convertible notes and the issuance of the options to Noteholders who elect to hold the secured notes. Each matter is put to the shareholders for consideration as a separate resolution. A vote of greater than 50% of holders of ordinary securities is required to pass each resolution. There can be no assurance that a majority of our shareholders will approve the resolution extending the maturity date of the convertible notes. The approval of the Noteholders to the extension of the maturity date is conditioned upon shareholders also approving the extension or a subsequent determination by the ASX that shareholder approval is not necessary. If we fail to obtain shareholder approval and the ASX does not subsequently determine that shareholder approval is unnecessary, our efforts to extend the maturity of the existing convertible notes will fail and we will require outside funding to repay our obligations under the convertible notes at maturity as the principal amount of the convertible notes greatly exceeds our current cash reserves. It is highly unlikely that we will be able to obtain sufficient financing to pay the convertible notes on their existing maturity date and , accordingly, substantial doubt exists about our ability to continue as a going concern.

     In addition to seeking finance for our current operations and pursuing an extension of the maturity date for our convertible notes, we recently pursued a small injection of capital from our current shareholders in Australia and New Zealand through a share purchase plan (the “SPP”) as part of an overall restructuring of our finances. The SPP opened on June 15, closed July 3 and subscriptions for approximately A$2.6 million of shares were received. The settlement of the SPP, however, is conditioned on an affirmative vote by the holders of our convertible notes and holders of our ordinary shares to extend the maturity date and there can be no assurance that the maturity date of the convertible notes will be extended.
     Even if we are able to extend the maturity date of the convertible notes and successfully consummate the capital raising of $A2.6 million through the SPP, we will still require financing in the future to continue our operations. There can be no assurance that we will be able to raise sufficient capital to continue our operations. If we do not have reasonable grounds to believe that we will be successful in our efforts to obtain sufficient financing to continue to fund our operations, we will be required to appoint an administrator.
     Overall, if we are unable to effect any of the parts of our restructuring plan, there would be substantial doubt as to whether Metal Storm would continue as a going concern and, therefore, whether Metal Storm would realize the value of its assets and extinguish its liabilities in the normal course of business and at the amounts in the financial statements. No adjustments have been made to the financial statements relating to the recoverability and classification of the assets carrying amounts or classification of liabilities that might be necessary should Metal Storm not continue as a going concern.
We may be required to redeem convertible notes before maturity, which redemption could cause us to become insolvent.
     In September 2006, we raised A$27.5 million under a rights offer of unsecured convertible notes (“Rights Offer”) in Australia and New Zealand. The convertible notes mature in September 2009 at which time Metal Storm must repay the face value of any convertible notes unless a Noteholder has elected to convert them into ordinary shares. In connection with the Rights Offer, Metal Storm entered into the Trust Deed. On the occurrence of a default event under the Trust Deed, Metal Storm must, if required by the Trustee, redeem all convertible notes outstanding by payment of the face value of the convertible note together with all accrued but unpaid interest.
     In the event of early redemption of the convertible notes, Metal Storm would have to raise funds to meet such obligations. It is likely that it will not be able to do so in a timely manner, or at all, in which case Metal Storm could become insolvent.
We may need additional capital and may not be able to raise additional capital on favorable terms, if at all.
     Metal Storm will likely require additional capital by the third quarter of 2009 to fund product development programs and/or to pay our convertible note debt. In addition, we may seek to exploit business opportunities that will require us to raise additional capital from equity or debt sources. In particular, developing and commercializing new technology and products to develop our business could require a significant commitment of additional resources that could, in turn, require us to obtain additional funding. We may also require further funds to pursue regulatory clearances, prosecute and defend our intellectual property rights, develop marketing capabilities and fund operating expenses.
     Our ability to obtain additional financing will be subject to a number of factors, including market conditions and our operating performance. These factors may render the timing, amount, terms and conditions of additional financing unattractive for us. The sale of additional equity or convertible debt securities would result in dilution to our existing stockholders. Additional debt could result in increased expenses and could result in further covenants that would restrict our operations. We cannot be certain that we will be able to raise any required funding or capital on favorable terms or at all. If we do not have reasonable grounds to believe that we will be successful in our efforts to obtain sufficient financing to continue to fund our operations, we will be required to appoint an administrator.
     We have incurred operating losses in each year since our inception. We had net losses of A$10.7 million, A$10.0 million and A$15.3 million for the years ended December 31, 2008, 2007 and 2006 respectively. We expect to incur additional operating losses over the next few years. Our profitability is dependent on our ability, alone or with others, to complete the successful product engineering of our technology, obtain any required regulatory clearances, and commercialize our products. We cannot be certain if or when we will achieve profitability or positive cash flow.
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
     In its usual configuration, the Metal Storm technology stacks a number of projectiles in each barrel and a quantity of propellant or gunpowder is located in a space that separates the projectiles. As a result, barrels may be longer and therefore heavier to hold the additional propellant that may be required to support our technology. For these reasons, the development risk of our technology increases as the operating pressure of the system increases. Furthermore, unlike conventional gun systems, which are mechanical in operation, our technology is reliant on a 100% electronic fire control system. Electronic systems may be adversely affected by electromagnetic interference. Failure to design the electronics systems to minimize susceptibility to natural or man-made electromagnetic interference may result in unplanned and potentially catastrophic failure of our technology. The extent to which these factors will affect the development of and the practical applications of our technology is uncertain.
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
     We may need to engage in litigation to enforce patents or to determine the scope and validity of third party proprietary rights. This could result in substantial costs to us and divert efforts from our business. We may have to participate in opposition proceedings before the Australian Patent Office or a foreign patent office, or in interference proceedings declared by the U.S. Patent and Trademark Office, to determine priority of invention of patent applications filed by competitors. Any such litigation, interference or opposition proceeding, regardless of the outcome, could be expensive and time consuming and adverse determinations in any such proceedings could prevent us from developing, manufacturing or commercializing our technology or products, which could have a material adverse effect on our business, financial condition and results of operations.
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
We are obligated to perform some construction contracts at a fixed price, which could turn out to be less than our costs.
     We perform systems integration work for third parties under contracts. Several of our construction contracts are bid on a fixed price basis. As such, there is inherent risk that our actual costs to perform the contracted job could exceed the agreed upon fixed price, which could have a material adverse effect on our business, financial condition and results of operations.
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
     There are existing companies that may have target markets similar to, if not the same as, ours. Such companies may be developing their own technology and products, which may ultimately compete with ours. Our technology may be perceived by our competitors as threatening existing markets and therefore may be resisted. As a result, we cannot be certain that we will be successful in commercializing our technology or that we will be able to penetrate the potential markets for our products.
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
     The ordinary shares of Metal Storm are listed on the Australian Securities Exchange and our American Depositary Shares, also referred to ADSs, are registered and trade on the over-the-counter (OTC) market in the United States. As a result, our share price will be subject to the numerous influences that may affect both the broad trend in the local and international share market and the share prices of individual companies and sectors. Investors should recognize that the price of ordinary shares and options in Metal Storm may fall as well as rise. Our share price has been and is likely to continue to be volatile, particularly due to our relatively limited trading volume. Our share price could fluctuate significantly due to a number of factors, including:
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
     Our major shareholder, James Michael O’Dwyer, beneficially owns 26% of Metal Storm’s ordinary shares. In the past, he has indicated an intention to sell approximately one-half of his shareholding to someone who would likely be a long term investor. Any such sale and any significant subsequent resales may cause volatility in our share price. In addition, a significant number of shares could be issued upon conversion of the convertible notes and the exercise of options issued to Noteholders in September 2006. See Item 7A — “Major Shareholders and Related Party Transactions — Major Shareholders”.
We are not currently paying dividends and we may not pay dividends in the future.
     Until we make a profit, our directors will not be able to recommend that any dividends be paid to our shareholders. Our directors will not resolve a formal dividend policy for us until we generate profits. Our future profitability and cash flow will depend on future earnings, as well as our working capital requirements. Our directors’ current intention is to reinvest our income in the continued development and operation of our business. We may continue to generate operating losses on research projects until such time as our technology, or products resulting from research into our technology, are successfully commercialized. There are a number of factors beyond our control and our directors’ control, for example changes in technology, market competition, exchange rate fluctuations and governmental policy, which may also impact on our profitability and ability to pay dividends.
We have been, and likely will be again, classified as a passive foreign investment company for U.S. federal income tax purposes.
     We believe that we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in 2000, 2002, 2003, 2004, 2005, 2006 and 2008 but not in 2001 or 2007. Metal Storm could be a PFIC again in 2009.
     For any U.S. holder that owns our ADSs or ordinary shares during any taxable year in which we qualify as a PFIC, our status as a PFIC could, among other things, have a material effect on the timing and character of income and gain, for U.S. federal income tax purposes, with respect to the holder’s ADSs or ordinary shares. It could also have a material adverse effect on the amount of U.S. federal income tax owed by the U.S. holder as a result of owning, receiving dividends on or disposing of ADSs or ordinary shares. See Item 10E “Additional Information — Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Status” for a more detailed description of the U.S. tax consequences of owning stock in a PFIC.
     U.S. holders are urged to consult their tax advisors regarding the consequences of owning and disposing of ADSs or ordinary shares, including the desirability of making, and the availability of, certain elections with respect to our ADSs or ordinary shares. Metal Storm provides no advice on your taxation matters. The above should not be taken as advice by the reader of this document.
Our ADS holders are not shareholders and do not have shareholder rights.
     The Bank of New York Mellon, as depositary, delivers our ADSs, on our behalf. Our ADS holders will not be treated as shareholders and do not have the rights of shareholders. The depositary will be the holder of the shares underlying our ADSs.

Holders of our ADSs will have ADS holder rights. A deposit agreement among us, the depositary and our ADS holders, and the beneficial owners of ADSs, sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.
     Our ADS holders do not have the same voting rights as our shareholders. Shareholders are entitled to our notices of general meetings and to attend and vote at our general meetings of shareholders. At a general meeting, every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote on a show of hands. Every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote per fully paid ordinary share on a poll. This is subject to any other rights or restrictions which may be attached to any shares. Our ADS holders may instruct the depositary to vote the ordinary shares underlying their ADSs, but only if we ask the depositary to ask for their instructions. If we do not ask the depositary to ask for the instructions, our ADS holders are not entitled to receive our notices of general meeting or instruct the depositary how to vote. Our ADS holders will not be entitled to attend and vote at a general meeting unless they withdraw the ordinary shares. However, our ADS holders may not know about the meeting enough in advance to withdraw the shares. If we ask for our ADS holders’ instructions, the depositary will notify our ADS holders of the upcoming vote and arrange to deliver our voting materials and form of notice to them.
     The depositary will try, as far as practical, subject to Australian law and the provisions of the depositary agreement, to vote the shares as our ADS holders instruct. The depositary will not vote or attempt to exercise the right to vote other than in accordance with the instructions of the ADS holders. We cannot assure our ADS holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. In addition, there may be other circumstances in which our ADS holders may not be able to exercise voting rights.
Item 4. Information on Metal Storm
A. History and Development of Metal Storm
     Our legal and commercial name is Metal Storm Limited, which was incorporated under the laws of Australia on April 13, 1994. Our principal office is located at Building 4, 848 Boundary Road, Richlands, Queensland 4077, Australia. Our telephone number is 011-61-7-3123-4700. Our website address is www.metalstorm.com. Information on our website and websites linked to it do not constitute part of this annual report. In 2001, our subsidiary Metal Storm Inc. opened an office in Arlington, Virginia, which is close to the Pentagon. Our agent for service of process in the United States is Mr. Peter D. Faulkner, 4350 N. Fairfax Drive, Suite 810, Arlington, VA 22203.
     In 1994, we acquired patents and intellectual property from Mr. J.M. O’Dwyer. In consideration for these patents, we issued to him 1,125,000 ordinary shares. Between May 1994 and March 1999, a total of 2,625,000 ordinary shares were issued to a variety of investors raising a total of A$1,993,875.
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
     In 2000, we commenced a Level 1 American Depositary Receipts (“ADR”) program with The Bank of New York as depositary and our ADRs traded on the over-the-counter market. In December 2001, we commenced a Level 2 ADR program and our ADRs commenced trading on the NASDAQ Capital Market under the ticker symbol “MTSX”. From 2001 through 2004, we raised A$27.3 million through a share purchase plan that was available only to Australian residents and various private placements of ordinary shares in Australia.
     In December 2003, we acquired Seattle-based ProCam Machine LLC (“ProCam”) in exchange for the issuance of 5,524,926 ordinary shares of Metal Storm Limited and US$189,739 cash. As part of this acquisition, Metal Storm assumed US$2.2 million in debt. ProCam was a manufacturer of precision-machined parts for the defense, electronics, aircraft and space propulsion industries. In June 2005, Metal Storm sold the ProCam business. The sale enabled Metal Storm to preserve cash resources and better focus on commercializing its 40mm weapons systems.
     In May 2006, we raised A$2.7 million through a share purchase plan available only to shareholders resident in Australia and New Zealand. In September 2006, we raised A$25.6 million under a fully underwritten renounceable rights offer (“Rights Offer”) of convertible notes available only to shareholders resident in Australia and New Zealand. The Rights Offer was made concurrently with an offer of one new share option for every convertible note allotted.
     In May 2008, we listed our convertible notes on the Port Moresby Stock Exchange Limited under the symbol “MSTG”.

     In July 2008, we delisted our ADSs from the NASDAQ Capital Market and moved trading of our ADSs back to the OTC market under the symbol “MTSXY”. We have maintained our registration with the Securities and Exchange Commission.
     In July 2009, we raised A$2.6 million through a share purchase plan available only to shareholders resident in Australia and New Zealand. The settlement of the SPP, however, is conditioned on an affirmative vote by the holders of our convertible notes and holders of our ordinary shares to extend the maturity date and there can be no assurance that the maturity date of the convertible notes will be extended.
B. Business Overview
     Metal Storm is a defense technology company with offices in Australia and the United States. We specialize in the research, design, development and integration of projectile launching systems utilizing our “electronically initiated / stacked projectile” technology for use in the defense, homeland security, law enforcement and industrial markets.
Strategy
     We are focused on developing and qualifying two 40mm calibre weapons systems plus one 18mm calibre weapons system that together could offer substantial, differentiated benefits to military and law enforcement users.
     In addition, we pursue contracts with military customers and major defense contractors where our unique stacked projectile launching technology and component weapon systems can be applied for specific end-user requirements and where these contracts may open up opportunities for Metal Storm weapon sales.
     Over the past year, we have seen a significant increase in U.S. military interest in less-lethal weapons technology. Giving the soldier the option to respond to a threat with lethal or less-lethal force when placed in complex urban conflict or peacekeeping missions may reduce civilian casualties. Our multi-barrel stacked round weapons can provide instantly selectable lethal or less-lethal munitions, giving a clear advantage to Metal Storm in this emerging market.
     We have entered into a number of strategic partnerships with major companies, including Singapore Technologies Kinetics (“STK”), iRobot, Electro Optic Systems, and Defence Technologies Inc., where partners provide capabilities such as manufacturing, complementary technology, or access to markets in areas where Metal Storm is not currently active.
     In particular, we signed a Joint Collaboration Agreement with STK with the specific objective being to “collaborate in the design, development, testing, qualification, manufacture of prototypes and demonstration weapons and munitions as well as the commercial production and marketing of munitions and selected Metal Storm ballistic weapons”. This agreement provides us with a well-qualified partner to bring our weapons and munitions though the remaining stages to product sale and delivery.
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
     Engineering
     We have maintained and improved our engineering organization during 2008. A primary goal was to transition the team from concept research and development team, to adopt the disciplines of product design, testing and qualification suitable for military standard production weapons development. This included the enhancement of existing engineering processes, configuration and change control as well as the adoption of more rigorous quality control on manufactured items to ensure the validity of test results against design specification.
     The Metal Storm engineering team has benefited from enhanced access to STK ballistics engineers, safety and certification specialists, manufacturing facilities and firing ranges through the STK Joint Collaboration Agreement. Extensive design, testing and firing was performed throughout 2008 both in Australia and Singapore with the aim of bringing the 40mm high explosive ammunition and 3GL to a qualified standard appropriate for military trials, while improving the cost of manufacture. In addition we made major advances in systems safety analysis and procedures, to ensure that material potential risk on any aspect of the weapon system was discovered, documented and actions taken to bring the risk to an acceptable level prior to qualification tests being carried out.
     In parallel with this, our U.S. based engineering team continued to advance the MAUL™, FireStorm™ and less-lethal munitions development in harmony with its U.S. military contract obligations. Particular highlights were the successful provision of FireStorm™ and a range of less-lethal munitions to the U.S. Marines for testing and progress on an enhanced MAUL™ design for a development contract with the Office of Naval Research. A number of additional test firings were carried out in 2008, including a public demonstration of the MAUL™ proof gun at the NDIA show in Dallas, Texas, and a 16—shot volley of live chemical payload rounds from FireStorm™ at a target range of 150 metres.
     Business Development
     Our business development strategy continues to be focused on winning commercial contracts for the supply and integration of weapons systems that employ Metal Storm technology. The majority of business development effort is in the United States, where there is a substantial defense research and development industry; however, opportunities are being sought in the Middle East, Asia and Europe.
     Where possible, we seek contracts where we can leverage our technology developments in the 40mm and 18mm arena. We have expanded our market scope to include law enforcement and homeland security agencies, in particular for the MAUL™ and the less-lethal applications of FireStorm™. We expect to see demand for 18mm systems for lightweight accessory weapons for ground troops and law enforcement personnel and as armament for small robotic air and land vehicles.
     In 2008, we engaged EH Group, a business development and marketing consultancy specialising in U.S. defense markets. EH Group has actively pursued potential weapons programs and has enhanced our presence with the U.S. military and other defense contractors.
     During 2008, we broadened our U.S. and international exposure through conferences and trade shows, including the Singapore AirShow, EuroSatory, NDIA, (U.S.) National Guard Show, (U.S.) Modern Day Marine Show, the Association of the U.S. Army (AUSA) Exposition. With the first weapons nearing qualification, shaping the global market is an important step in the sales process.
     As a key element of our business development strategy, we conduct live fire trials and demonstrations to showcase the technical and operational capabilities of our technology and prototype products. These trials also serve an engineering purpose, providing essential performance data for design enhancement. Typically, we aim to conduct these demonstrations for a select audience of members of the military and defense industry. Through the demonstrations and with feedback from the audience members, we are made aware of additional requirements dictated by the projected end-user environment. We are also able to better assess logistical requirements for increased reliability and supportability and means to minimize production costs.
     Technology
     Metal Storm’s core technology is an electronically initiated, stacked projectile launching system that removes the mechanisms and shortens the time normally required to fire projectiles by conventional means. The core technology has been demonstrated in launching systems ranging from 9mm to 60mm and from low velocity to high velocity and can theoretically be applied to much wider range of calibres. However, we have focused our design and development efforts on a low velocity 40mm launching system and incorporated upgraded versions of the system into our 3GL, FireStorm™ and Redback™ weapon systems.
     The upgraded version of the low velocity 40mm grenade launching system has the potential to be used in multi-barrel arrays retro-fitted alongside conventional 40mm weapons. This provides a hybrid weapon system with multiple munition types utilizing the existing mount, targeting and aiming system of the conventional weapon. It also offers the user a considerable increase in the firepower and versatility of their existing weapon stations at comparatively low cost.
     In relation to the stacked projectile nature of the launching system, the only parts that move in Metal Storm’s technology are the projectiles contained within the barrels. Multiple projectiles are stacked one behind the other in the barrel and the technology allows each projectile to be fired sequentially from the barrel by electronic initiation of the propellant load. Each projectile has its own propellant load, so that the leading projectile can be reliably fired without causing unplanned blow-by ignition of the following projectiles and without collapse of the projectile column in the barrel. Metal Storm’s fully loaded barrel tubes are essentially serviceable weapons, without the need for a traditional ammunition feed or ejection system, breech opening or any other moving parts. These barrels can be effectively grouped in multiple configurations to meet a diversity of applications.
     Metal Storm’s technology is ideally suited to the new generation of ‘network centric’ weapons that are designed to fully integrate with today’s digitally controlled battlefield. Importantly, Metal Storm—enabled systems are capable of local or remote operation through computerized fire control systems.

     Our technology has the following features and benefits:
•	electronically programmable rates of fire from single shots to ultra-rapid rates;

•	no moving parts, resulting in increased reliability and availability because there is less maintenance required and decreased possibility of malfunction;

•	increased firepower to weight ratio resulting in a lighter weapon system with greater firepower compared to conventional systems;

•	modular pods that could operate as a complete weapons system in one container;

•	digital electronic operation;

•	ideally suited to mounting on robotic and remotely operated platforms;

•	the potential of grouping multiple calibres and multiple lethalities in one gun system allowing the user to vary the use to a specific situation; and

•	numerous hybrid configurations and Special Forces applications.
     Joint Collaboration Agreement with Singapore Technologies Kinetics
     In February 2008, Metal Storm entered into a Joint Collaboration Agreement with STK to take our 3GL and 40mm ammunition to the manufacturing stage. Under the terms of the agreement, Metal Storm and STK have agreed to “collaborate in the design, development, testing, qualification, manufacture of prototypes and demonstration weapons and munitions as well as the commercial production and marketing of munitions and selected Metal Storm ballistic weapons that only use those munitions.” STK is contributing funds toward completing the demonstration and trial 3GL weapons and munitions. The agreement is expected to result in munitions that are compatible with all of Metal Storms’ 40mm weapons and would allow Metal Storm to expand its operationally-ready munitions to additional types. The agreement terminates in December 2020.
     In addition to development and manufacture, STK may market, distribute and support other Metal Storm weapons and munitions.
     In September 2005, Metal Storm entered into an exclusive Teaming Agreement with STK for the development, testing, manufacture and marketing of munitions to be used in conjunction with Metal Storm projects. The agreement terminates in December 2012 unless terminated earlier by joint agreement of the parties or upon a default by one party. The agreement provides that intellectual property that is developed solely by one party under the agreement will be owned solely by that party. Intellectual property that is developed through the collaboration of both parties will be owned solely or jointly by Metal Storm, except for technology relating to the internal workings of the warheads, which will be owned by STK. Each party is responsible for its own development costs under the agreement. This Teaming Agreement is now incorporated under the Joint Collaboration Agreement.
     Internal Product Development
     We are actively developing and/or is in the process of certifying the following products:
•	3GL — semi-automatic three shot 40mm modular underbarrel grenade launcher;

•	FireStorm™ — four barrel 16 shot 40mm remotely operated weapon system;

•	MAUL™ — semi automatic 18mm (12 gauge) multi-shot accessory under-barrel launcher; and

•	A range of 40mm and 18mm lethal and less-lethal ammunition.
     In conjunction with Electro Optic Systems Limited (“EOS”), we have also developed Redback™, a fast four barrel 16-shot 40mm remotely operated weapons system. The Redback™ system is particularly suited to convoy protection and is designed to be capable of defending against rocket-propelled grenade (“RPG”) attacks. During 2008, Metal Storm performed only limited development on Redback™, as most of Metal Storm’s initial development goals had been reached, and EOS target acquisition and tracking components were being developed by EOS. However, technology developed for Redback™ has also been incorporated into FireStorm™. It is expected that further work on Redback™ will be done once a specific customer is identified and contracted, whereupon the product would be tailored to suit particular customer needs.
     3GL
     The 3GL was developed to overcome many of the deficiencies of existing 40mm shoulder fired grenade launchers. Most current 40mm underslung grenade launchers are single shot. Multi-shot grenade launchers are heavy, bulky and in practice do not permit the soldier to also carry an assault rifle.
     Single shot 40mm grenade launchers have several significant and obvious operational drawbacks. In a firefight, the 40mm grenade is a powerful weapon. It has a psychological as well as physical impact on the enemy. However, often one shot is not enough and, after the first round is fired, the enemy can re-position while the soldier is reloading. Being able to keep “eye-on-target” and deliver a second and third round immediately onto a mobile enemy substantially increases the effectiveness of the weapon, and potentially alters the outcome of the firefight.

     The 3GL is a semi-automatic three shot underslung grenade launcher that can be fitted to a soldier’s assault weapon. It carries less than one pound additional weight penalty over a single shot M203 grenade launcher, while providing three times the firepower before reloading. This cannot be achieved using conventional weapons technology, as the mechanical auto-reload system would add many additional pounds and increase the size to the point where an underslung weapon would be impractical for the soldier on the battlefield.
     Development of the 3GL has been underway for over two years. Key achievements during 2008 included:
•	successfully firing the weapon with stacked rounds while attached to an M16 assault rifle;

•	successfully firing stacks of high explosive rounds;

•	successful firing of hundreds of rounds of inert, safe-arm and explosive test ammunition; and

•	successful systems safety and certification review of the design process by Nova Defence, an independent defense company.
     In February 2009, after extensive development and testing as a part of the Joint Collaboration Agreement with STK, the 3GL achieved certification for safe man-firing using 40mm ammunition with non-explosive warheads. Qualification for man-firing using 40mm high explosive ammunition will follow once the ammunition itself completes qualification. A more ruggedised version of the 3GL is currently undergoing the final stages of development as part of a spiral development process Once completed, the enhanced 3GL will undertake the environmental and operational testing required to qualify it for military trials.
     Redback™
     The Redback™ weapons system is a multi-barreled pod that is designed to detect a target, slew into position, and be fired at extremely high speeds. The system includes detection, acquisition and tracking electronics that are ultimately aimed at protecting vehicles from incoming rocket-propelled grenade attacks. Unlike other anti-RPG systems, Redback™ could be used as a conventional weapon for engaging conventional targets.
     Redback™ is being developed in a consortium with EOS, which will supply the gimbal, mount and acquisition and tracking electronics, and ST Kinetics, which will provide the ammunition. The weapon components are being funded and developed by Metal Storm.
     FireStorm™
     FireStorm™ is a lightweight multi-barrel 40mm remotely operated weapons system, which Metal Storm is currently developing to fulfil multiple roles in urban conflict, peacekeeping, convoy and asset protection and civil crowd control environments. By taking full advantage of Metal Storm developments in both lethal and less-lethal munitions, FireStorm™ could provide a greater flexibility for military forces, law enforcement and security personnel.
     The separation of a weapon from its crew is an increasing characteristic of military operations. Whether mounted on the top of a vehicle, on the corner of a building or boundary fence, or on a robotic platform, it is more difficult and dangerous for people to physically attend to a remote weapon during an engagement. A jammed weapon can be a lethal liability.
     FireStorm™ can be deployed on ground robots, placed on vantage points for fixed asset and perimeter protection, mounted on lightweight vehicles and used in both lethal and less-lethal operations. FireStorm™ guns have no moving parts in the firing sequence, eliminating the potential for mechanical reload jamming. The barrels can be hermetically sealed, yet still be available for immediate remote firing as needed. These, together with the ability to select the ammunition type remotely at the time of firing, reduce the likelihood of exposing personnel to potentially lethal enemy fire, giving a potential competitive advantage to FireStorm™ in this market.
     Another distinguishing characteristic of FireStorm™ is its instantaneous firepower. FireStorm™ can deliver up to 16 high explosive grenades instantaneously onto the same target, multiplying the target damage potential of the weapon.
     While FireStorm™ is currently configured as a four barrel 16 shot system, its major components are modular and could be reconfigured for other purposes with, for example, more barrels, greater ammunition loads and even a combination of 40mm and 18mm calibres within the one weapon system.
     Specific FireStorm™ development has been in progress for 18 months, building on the foundation of earlier four barrel weapons systems development including Redback™. Key achievements during 2008 included:
•	addition of LASER ranging;

•	addition of day visible sights;

•	enhanced fire control systems;

•	addition of LASER Dazzler non-lethal response capability; and

•	testing performed by U.S. Navy and U.S. Marine Corps.
     In September 2008 Metal Storm Inc. provided FireStorm™ to the U.S. Marines for test firing by their personnel under a contract with the Marine Corps Systems Command. Less-lethal chemical payload rounds and frangible nose blunt impact chemical dispersion rounds were fired during the test. During 2009, Metal Storm Inc. expects to bid for further less-lethal programs within the U.S. military using the FireStorm™ weapons system.
     MAUL™
     The MAUL™ is an extremely lightweight 12 gauge accessory shotgun designed to fulfil a range of combat and law enforcement roles including door breaching, lethal and non-lethal response, and specialty payload delivery. Minimal size and weight are hallmarks of the MAUL™. MAULTM is currently the lightest, smallest automatic fire under-barrel shotgun in the world.
     12 gauge (18mm) shotguns are in widespread use throughout the military, law enforcement and other government agencies. Shotguns offer greater versatility than conventional assault weapons, and are used to meet a range of special requirements including door breaching, short range operations, and engagements with less-lethal ammunition. This versatility is set to extend as new ammunition types become available.
     A major issue with 12 gauge deployment is that it usually requires personnel to carry a separate additional weapon or sacrifice their primary weapon. Attempts to create shotgun attachments for assault rifles have been constrained by the weight and bulk of the required magazine and mechanical reload system. Metal Storm has identified this as a unique opportunity for its technology hence the development of the MAUL™.
     The MAUL™ incorporates unique Metal Storm stacked round technology, eliminating the need for mechanical parts to reload the weapon between each shot. Its profile is slim, consisting primarily of a cartridge/barrel tube plus a trigger and small battery housing. It eliminates the bulky bolt action receiver and extended magazine of legacy systems, and requires no manual action between shots.
     The MAUL™ was first conceived under a contract with the U.S. Marines Warfighting Laboratory. A proof gun and 600 munitions were delivered to the U.S. Marines in May 2008. The gun was successfully demonstrated at a public firing at the National Defense Industrial Association (NDIA) show in Dallas, Texas in the same month. In June 2008, the Office of Naval Research awarded a US$936,695 contract to Metal Storm Inc. to continue the development of the MAUL™ and demonstrate a fully operational unit on an M4 rifle by May 2009. The demonstration occurred as scheduled in May 2009 and the project is expected to meet the delivery date.
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
     In October 2007, Metal Storm entered into a memorandum of understanding with iRobot, a worldwide leader in the supply of military robots. The FireStorm weapon has been integrated with the iRobot Warrior robot. This was successfully demonstrated to both the U.S. Army and U.S. Navy proving its ability to deliver 40mm less-lethal and lethal rounds from a remote robotic platform.
     Metal Storm continues to pursue opportunities for the application of its technology to unmanned robotic platforms.
     Ammunition

     A number of ammunition natures for Metal Storm 40mm and 18mm systems have been under development.
          40mm lethal ammunition
     The low velocity 40mm lethal round program (STORM40) progressed well throughout 2008 and work on the certification of test practice rounds for man-firing is now complete. Limited qualification testing for high explosive rounds is planned to commence in 2009. The STORM40 program is designed for full integration of the ammunition with the 3GL and FireStorm™ weapon systems, and on completion will allow us to demonstrate the enhanced capability of 3 rounds of high explosive warheads being man fired from a 3GL.
          40mm less-lethal ammunition
     Substantial work has been carried out in 2008 on a number of less-lethal ammunition types. The challenge with less-lethal projectiles is to keep weight down to maintain a less than lethal outcome, while also incorporating the additional Metal Storm ignition and propellant systems within the projectile itself. Three main types of less-lethal 40mm ammunition have been developed and are under test. Blunt impact sponge rounds were successfully test fired at the beginning of 2008. Frangible nose blunt impact chemical dispersion rounds have also been adapted for Metal Storm launchers. These rounds combine single target blunt impact with an area dispersion of an irritant or marker dye. Finally a chemical payload round was adapted for delivering tear gas or other payloads in stacked munition Metal Storm launchers. The latter two round types were delivered as ammunition with FireStorm™ for the Marine Corps Systems Command Market Research Demonstration, and all have been successfully demonstrated at other test firings through the second half of 2008.
          18mm (12 gauge) ammunition
     Ammunition development for the MAUL™ is essential for the commercial success of the weapon. Metal Storm developed and tested munitions technology to launch stacked FRAG 12 door breaching grenades from the MAUL™ in the first half of 2008. Additional 18mm MAUL™ munitions developed during 2008 include solid projectile, and blunt impact less lethal rounds. Several other projectile natures are currently being evaluated for adaption to the MAUL™.
     Fireworks
     Metal Storm holds a number of patents relating to the formation of aerial images. The fireworks research is intended to add value to this intellectual property. Initial development has demonstrated the ability to launch, spin-stabilize and light the fuse of fireworks projectiles in a stacked configuration. There are currently no specific fireworks products under development.
     Handgun
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
     U.S. Army SBIR Contract — Metal Storm Crowd Control System
     This contract was for the development and testing of a Crowd Control System using Metal Storm 40mm weapons technology and less-lethal munitions. It was funded through a U.S. Army Phase II SBIR contract sponsored by the U.S. Army ARDEC. Metal Storm is developing and fabricating specific less-lethal rounds capable of being fired from Metal Storm weapon systems in a variety of configurations as a means to control potentially hostile crowds from infringing upon or interrupting ongoing operations. This contract, which commenced in December 2005, was completed in January 2008.
     U.S. Marine Corps — 18mm Stacked Round Firing System
     This contract was for the design, fabrication and test of 18mm stacked round firing systems. Under the terms of the contract, Metal Storm explored the feasibility of employing 18mm fin stabilized high explosive projectiles from an accessory under-barrel weapon for the M-16A4 service rifle. The firing technology led to a test bed capability potentially leading to U.S. Marine Corps experimentation with larger diameter finned projectiles than are possible with shot gun-launched munitions. The contract was announced in July 2006 and was completed in March 2008.
     Commercial Contract — Design Support Services
     Under this contract, Metal Storm is providing design support and participating in a series of tests for a major defense contractor. The contract was awarded in late December 2007 and is scheduled to be completed in August 2009.
     U.S. Navy — Multi-Shot Accessory Underbarrel Launcher
     This contract is for the further development of the MAUL™. Under the contract, Metal Storm will continue development of a 12-gauge, Multi-shot Accessory Underbarrel Grenade Launcher (MAUL). The project extends the work performed previously under a contract with the U.S. Marine Corps. The contract commenced in June 2008 and is expected to be completed in September 2009.
     U.S. Marine Corps — Mission Payload Module Demonstration
     Under the terms of the contract, Metal Storm was required to prepare and deliver one demonstration model for a government-controlled market research demonstration to evaluate capabilities for the Mission Payload Module—Non-Lethal Weapons System. The contract was awarded in June 2008 and completed in November 2008.
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
     We aggressively pursue patent applications for new inventions. Since our inception, we have filed many patent applications, including, but not limited to, applications relating to:
•	stacked projectile delivery systems and stacked projectile weapon systems, in particular the sealing, reload and ignition thereof;

•	technology related to encoding weapons to permit authorized access only;

•	ammunition and projectiles;

•	electronic firing technology;

•	area denial;

•	fire fighting;

•	seismic testing;

•	multi-barrel systems;

•	fireworks;

•	missile defense and target interception;

•	directional control of missiles;

•	unmanned aerial vehicle weaponization;

•	adapting conventional munitions to Metal Storm configuration; and

•	selectable kinetic energy systems.
     As of December 31, 2008, we were maintaining:
•	26 granted U.S. patents and 18 pending U.S. patents including two allowed application;

•	24 granted Australian patents and 12 pending Australian patent applications including one allowed application; and

•	143 other patents granted outside the United States and Australia and 71 pending applications outside the United States and Australia, including 6 allowed applications (including 12 pending European Patent Convention and 1 PCT application).
     These patents have expiry dates between 2011 and 2027, but the majority expire between 2014 and 2023.
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
C. Organizational Structure
     Metal Storm Limited has a U.S. subsidiary, Metal Storm Inc., that has operations in Arlington, Virginia.
D. Property, Plant and Equipment
     We lease approximately 16,194 square feet of office and workshop space in Queensland, Australia. The annual gross rental payments are approximately A$138,144 payable in monthly instalments of approximately A$11,512. The lease expired on June 30, 2009.
     We lease approximately 6,149 square feet of office space in Arlington, Virginia. The annual gross rent effective March 2009 is US$219,273 (A$314,010), payable in monthly instalments of approximately US$18,273 (A$26,168). The lease expires on June 30, 2010.
     We also lease 2,000 square feet of warehouse space in Chantilly, Virginia. The leased commenced in March 2009 and the effective annual gross rental is US$24,000 (A$34,369), payable in monthly instalments of approximately US$2,000 (A$2,864). The lease expires on June 30, 2010.
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
A. Operating Results
Overview
     We are a defense technology company that is involved in the research, development and commercialization of projectile launching systems that utilize electronically fired, “stacked projectile” technology. In 2008, we worked on several contracts with the U.S. military and various private companies.
     In order to meet Metal Storm’s objectives to develop, manufacture and market commercial products effectively, we may require further funding until such time that product sales are of sufficient volume to generate positive cash flows from operations. This has taken longer and has cost more than originally anticipated. Based on the expected levels of operating expenditures, in order to continue its operations past mid-2009, Metal Storm will require additional sources of capital. While Metal Storm has previously been successful in raising additional capital, there can be no assurance that we will be able to raise sufficient capital to continue our operations. If we are unsuccessful in our efforts to obtain sufficient financing to continue to fund our current operations, we will be required to significantly reduce or cease operations altogether.
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

     We have incurred net losses since our inception. We recognized a net loss of A$15.3 million, A$10.0 million and A$10.7 million in the years ended December 31, 2006, 2007 and 2008, respectively. Our accumulated losses from inception in 1994 to December 31, 2008 are A$88.4 million. We expect to incur increasing losses in the foreseeable future as we continue to invest in the research and development of our patented electronically initiated “stacked projectile” technology prior to entering into commercialization phase. We expect that losses will fluctuate from period to period and that such fluctuations may be substantial as a result of, among other things, the results of our research and development programs, the number of future prototypes we produce and test and potential design changes required as a result of testing. We are approaching the latter stage of product development and do not expect any significant revenue from product sales until at least the second half of 2010. While there has been significant interest in our proof-of-concept demonstrations, we cannot give assurance that we will manufacture or sell our products successfully or ever achieve or sustain profitability.
     Refer to Item 3-D Risk Factors for further information on Metal Storm’s capital requirements and substantial doubt over our ability to continue as a going concern.
Where We Derive Our Revenue
     In 2008 and 2007, our principal sources of revenue were construction contracts and interest income.
Critical Accounting Policies
     Our discussion and analysis of our operating and financial review and prospects are based upon our consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of revenue, assets, liabilities and expenses. We re-evaluate our estimates on an on-going basis. Our estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.
     We believe the following are our critical accounting policies that affect our more significant judgments and estimates used in the preparation of our financial statements. Refer to footnote 4 on page F-22 of this annual report for further information.
     Revenue Recognition
     Revenue is recognized and measured at the fair value of the consideration received or receivable to the extent that it is probable that the economic benefits will flow to Metal Storm and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:
     Sale of goods
     Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Risks and rewards of ownership are considered passed to the buyer at the time of delivery of the goods to and acceptance by the customer, and collectability of the selling price is reasonably assured.
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
     Share-based payment transactions
     We provide benefits to employees (including directors) of Metal Storm in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (“equity-settled transactions”). We currently provide these benefits through (i) shares and options issued to executives and employees as part of a remuneration package issued in accordance with the power contained in our constitution and (ii) the Employee Share Option Plan (“ESOP”).
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
Comparison of Annual Results of Operations
     2008 compared with 2007
     Revenue. Revenue decreased by A$1,004,050 from A$3,205,381 in 2007 to A$2,201,331 in 2008 due to reduced fees earned from construction contracts carried out by our U.S. office and lower interest income of $313,349 as a result of lower average cash balances and lower interest rates.
     Contract revenue was generated from seven contracts during 2008 most of which were awarded prior to 2008 but completed during the year.
     Expenses. Total expenses decreased A$346,198 (3%) from A$13,203,532 in 2007 to A$12,857,334 in 2008. Significant movements in expenses were:
•	In 2008 we had a fair value movement gain of A$3,620,682 on the embedded derivative that reflects the movement in the fair value of the conversion option embedded in the convertible notes issued in 2006. In 2007, we had a fair value gain of A$2,421,338.

•	Foreign exchange differences changed from a loss of (A$68,197) in 2007 to a gain of A$444,598 in 2008. This is due to the movement in the U.S. dollars to Australian dollars exchange rate over the year compared to the corresponding movement in the prior year.

•	Finance expenses increased A$1,434,723 in 2008. Finance expenses primarily relate to the convertible notes that we issued in September 2006. This increase predominately relates to the accretion expense on the convertible notes issued in 2006 which were A$1,884,443 in 2007 and A$3,238,228 in 2008. The accretion expense is calculated using the effective interest rate method which increases the relative dollar value of the expense over time.

•	Impairment expense increased A$548,400 in 2008. This expense is related to the impairment of floating rate notes where the fair value decreased from A$779,200 to A$10,000.
     Net Loss. As a result of the foregoing, our net loss increased from approximately A$10.0 million in 2007 to A$10.7 million in 2008. Due to our continuing losses, no income tax expense has been recognized.

     2007 compared with 2006
     Revenue. Revenue increased by A$866,071 from A$2,339,310 in 2006 to A$3,205,381 in 2007 due to higher fees earned from construction contracts carried out by our U.S. office and higher interest income, which increased by A$595,768 to A$1,354,048 as a result of higher average cash balances.
     Contract revenue was generated from six contracts during 2007. In addition, we completed a long-term contract with StarChase LLC valued at US$1.2 million. While some revenue relating to this contract had been recognized in 2006, no revenue was recognized in 2007 because the terms of the contract provided for the delay of payment until 2008.
     Expenses. Total expenses decreased A$4.5 million (25%) from A$17.7 million in 2006 to A$13.2 million in 2007. Significant movements in expenses were:
•	Employee expenses decreased A$1,133,346 (20.7%) from A$5,481,934 in 2006 to A$4,348,588 in 2007 due to a reduction in share based payments, termination payments and staff restructuring.

•	Research and development expenses increased A$681,035 (68.8%) due to the increased costs of test firings associated with the performance milestones of the Trust Deed.

•	Professional fees decreased A$410,227 (23.7%) primarily due to a non recurring expense in 2006 of A$399,141 associated with a proposed capital raising that was terminated in 2006.

•	In 2007 we had a fair value movement gain of A$2,421,388 on the embedded derivative that reflects the movement in the fair value of the conversion option embedded in the convertible notes issued in 2006. In 2006, we had a fair value loss of A$4,469,042.

•	Finance expenses increased A$2,751,402 in 2007. Finance expenses primarily relate to the convertible notes that we issued in September 2006. Accordingly, interest and accretion expenses for 2006 reflect the period from September to December whereas finance expenses in 2007 reflect the full year.
     Net Loss. As a result of the foregoing, our net loss decreased from approximately A$15.3 million in 2006 to A$10.0 million in 2008. Due to our continuing losses, no income tax expense has been recognized.
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
     The effect of foreign currency translation is reflected in our financial statements in the statements of changes in shareholders’ equity and is reported as accumulated translation reserve. At December 31, 2008, the impact of the foreign currency translation was an accumulated reserve of (A$106,801) compared to accumulated reserve balance of (A$68,559) at December 31, 2007. The fluctuations are caused by fluctuations in the exchange rate between the Australian dollar and the U.S. dollar. We have not entered into any hedging arrangements to mitigate the effects of currency fluctuations.
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

     The following table sets forth our consolidated cash flows for the past two years.

	Year ended December 31
	2008	2007
	A$	A$
Net cash used in operating activities	(10,180,514)	(11,255,896)
Net cash provided by investing activities	965,807	2,214,431
Net cash provided by (used in) financing activities	1,964,543	(59,772)
Effect of exchange rate changes on cash	93,908	(1,482)

Net movement in cash and cash equivalents	(7,156,256)	(9,102,719)

     Cash used in operating activities in each of the past two years consisted primarily of losses incurred in operations.
     In 2007, net cash provided by investing activities consisted of interest income on deposits and the sale of financial investments. In 2008, net cash provided by investing activities consisted predominantly of interest income on deposits.
     In 2007, financing activities consisted of the repayment of borrowings from short term loans. In 2008, financing activities consisted of borrowings in the form of short term loans.
     Refer to Item 3-D “Key Information — Risk Factors” for further information on Metal Storm’s capital requirements and substantial doubt over our ability to continue as a going concern.
     Borrowings
     In 2008, Metal Storm borrowed an aggregate of A$4 million unsecured from two non-bank lenders for periods of up to five months. Interest was 12% and 15% per annum on the loans. The first loan was repaid during July 2008 and the second loan was repaid in January 2009.
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
     Convertible notes bear interest at the rate of 10% per annum on the face value of A$0.135 per convertible note over the term. Interest is payable quarterly in arrears. The term of the convertible notes is three years from the date of issue unless converted into ordinary shares. The maturity date of the convertible notes is September 1, 2009, at which time Metal Storm must repay the face value of A$0.135 per convertible note to the Noteholders, unless Noteholders have elected to convert some or all of their convertible notes into ordinary shares at a conversion price which is the lesser of A$0.135 or 90% of the volume weighted average price of Metal Storm’s ordinary shares during the 30 business days immediately preceding the conversion date. Noteholders can elect to convert some or all of their convertible notes into ordinary shares at the beginning of each quarter, at the maturity date and at certain other times.
     The convertible notes were issued under Trust Deed, the details of which are discussed in Item 10-C “Additional Information — Material Contracts” of this Form 20-F. See Item 3D “Key Information — Risk Factors” — “There is substantial doubt regarding Metal Storm’s ability to continue as a going concern” and “- We may be required to redeem convertible notes before maturity, which redemption could cause us to become insolvent.”
     Metal Storm has finance leases for workshop equipment and demountable buildings with a carrying amount of A$244,932. These leases expire within three years with no option to renew the leases or purchase the assets at the completion of the lease term. These finance leases are secured through a bank guarantee deposit. These leases have since been paid out in full.
     In addition, our annual insurance premiums are paid by a third party financier to whom we make monthly repayments with interest. In 2008, the amount of this insurance premium was A$464,459 of which A$40,491 (including interest) is payable per month.

     Other Material Commitments
     We had no material capital expenditures during the past two years and do not expect to incur any material capital expenditure in 2009. Refer to the table in Item 5-F “Operating and Financial Review and Prospects — Tabular disclosure of contractual obligations” for further details on commitments.
     Future Cash Needs
     We expect that operating expenses will continue to be the principal use of our cash resources. Available cash resources are expected to provide us with sufficient capital to fund our operations through Q3 2009. We will need to raise additional sources of funding before then and may seek it through equity or debt financings. The sale of additional equity or convertible debt could result in dilution to our shareholders. Additional debt would result in additional expenses and could result in covenants that would restrict our operations.
     Our convertible notes mature in September 2009. We are in discussions with our largest holder of our convertible notes, Harmony Investment Fund Limited, to formulate a proposal to put to the holders of our convertible notes to extend the maturity date of the convertible notes. This proposal would require various consents and approvals, including existing noteholders and potentially shareholder approval. There can be no assurance that the maturity of the existing convertible notes will be extended. In addition, we are seeking to raise additional capital.
     As of June 17, 2009 Metal Storm had approximately A$1.6 million in cash. Without a capital injection, Metal Storm will exhaust its resources at the end of July.
     Refer to Item 3D “Key Information — Risk Factors” for further information on Metal Storm’s capital requirements and substantial doubt over our ability to continue as a going concern.
C. Research and Development: Patents and Licenses
     Our primary activity since incorporation in 1994 has been the research and development of our technology. Expenditure on this activity, exclusive of labor costs, was A$1.6 million, A$1.7 million and A$1.0 million for the years ended December 31, 2008, 2007 and 2006, respectively inclusive of the tax concession for research and development. Our policy is to focus our research on selected internal product development projects as well as external development programs under which we work in collaboration with other parties. See Item 4B “Information on Metal Storm — Business Overview”.
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
E. Off-Balance sheet arrangements
     Not applicable.
F. Tabular disclosure of contractual obligations
     The following table summarizes our contractual obligations and commitments as of December 31, 2008:

	Payments due by period
	Total	Less Than			More than
	A$	1 Year	1 — 3 Years	3 — 5 Years	5 Years
Capital (finance) lease obligations	106,098	86,506	19,592	—	—
Operating lease obligations	604,645	442,874	161,771	—	—
Loans	2,270,072	2,270,072	—	—	—
Convertible Notes	21,250,295	21,250,295	—	—	—

Total	24,231,110	24,049,747	181,363	—	—

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
     The following people comprise our board of directors and executive officers:

Name	Position
Terence J. O’Dwyer	Chairman
John R. Nicholls	Director
Trevor W. Tappenden	Director
Dr. Lee J. Finniear	Chief Executive Officer and Managing Director
Brett I. Farmer	Chief Financial Officer
Peter D. Faulkner	General Manager — Metal Storm Inc.
David M. Pashen	Development Manager
Peter R. Wetzig	Company Secretary
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
     Trevor Tappenden. Mr Tappenden was appointed a Director in July 2008. He was a Partner in the firm of Ernst & Young, Australia, from 1982 until 2003, specialising in Entrepreneurial Growth Companies as well as being the Melbourne Managing Partner from 1997 to 2001 and a Member of the firm’s Board of Partners. Mr Tappenden is actively involved as an Independent Company Director for a number of corporate, government and education bodies. He holds the position of Chairman of the Audit and Risk Management Committee for many of those organisations.
     Dr. Lee J. Finniear. Dr Finniear was appointed Chief Executive Officer in February 2007 and Managing Director in May 2007. He is responsible for the overall management of the operations of Metal Storm as well as managing our investor relations and capital requirements and corporate affairs. Prior to joining Metal Storm, Dr. Finniear was Chief Executive Officer of Derceto Ltd from May 2006 to January 2007. He was Vice President Asia Pacific with Intergraph Corporation’s largest division from 2003 to 2006. He has held senior executive roles in technology companies that service defense organizations worldwide and has direct experience with defense industry acquisition procedures. Dr. Finniear holds a PhD in an engineering related field.
     Brett I. Farmer. Mr. Farmer was appointed Chief Financial Officer in August 2007. He is a CPA in Australia and previously worked in senior accounting positions for a number of years, including as Financial Controller of Metal Storm from June 2005 until his appointment as Chief Financial Officer.
     Peter D. Faulkner. Mr. Faulkner is Senior Vice President — Director U.S. Operations. He is responsible for the management and administration of our U.S. operations and contracting activities and provides oversight of the U.S. based engineering team. Mr. Faulkner has more than 25 years of experience as a Department of Defense contractor, focused on military weapons support systems. Prior to joining Metal Storm, he served as Vice President for ManTech International Corporation, one of the U.S. government’s leading providers of innovative technologies and solutions for mission-critical national security programs. Preceding his 21 years at ManTech, Mr. Faulkner worked at Aircraft Armaments Incorporated.
     David M. Pashen. Mr. Pashen was appointed Development Manager in September 2008. Prior to joining Metal Storm, he held senior engineering and business development positions with QinetiQ, a UK defense technology company. Mr. Pashen also previously served 16 years in the British Army and rose to the rank of Major in the Royal Electrical and Mechanical Engineers regiment.
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
B. Compensation
     In 2008, the aggregate remuneration we paid and that accrued to our directors and senior management was A$1,493,446.
     The remuneration and benefits paid to our directors and executive officers during 2008, on an individual basis, are set out in the table below.

	Short Term Employee Benefits				Post
	Salary &	Cash	Non Monetary		Employment	Share Based		Total	Performance
Name and	Fees	Bonus	Benefit	Other	Benefits	Payments	Termination	Remuneration	Related
Position	A$	A$	A$	A$	A$	A$	A$	A$	%
T.J. O’Dwyer Chairman (Non-Executive)	80,000	—	—	—	—	—	—	80,000	—
J.M. Crunk Director (Non-Executive) resigned May 2008	30,215	—	—	—	—	—	—	30,215	—
P.D. Jonson Director (Non-Executive) Resigned Feb 2009	60,000	—	—	—	—	—	—	60,000	—
J.R. Nicholls Director (Non-Executive)	50,000	—	—	—	—	—	—	50,000	—
T.W. Tappenden Director (Non-Executive) appointed July 2008	30,000	—	—	—	—	—	—	30,000	—
Total Non Executive Directors	250,215	—	—	—	—	—	—	250,215
L.J. Finniear Managing Director & Chief Executive Officer	301,148	85,000	2,316	—	34,433	7,475	—	430,372	19.8
Total Executive Directors	301,148	85,000	2,316	—	34,433	7,475	—	430,372	19.8
P.R. Wetzig Company Secretary	83,201	—	—	—	—	—	—	83,201	—
B.I. Farmer Chief Financial Officer	151,341	—	—	—	12,638	1,560 [i]	—	165,539	—
P.D. Faulkner Senior Vice President — Director of U.S. Operations	228,286	—	13,890	—	6,849	—	—	249,025	—
D.M. Pashen Development Manager appointed Sept 2008	47,885	—	—	—	4,215	1,560 [i]	—	53,660	—
J. Cronin Managing Engineer — resigned Feb 2008	38,163	23,500	—	—	4,815	—	—	66,478	35.4
A.D. Schatz Vice President — Business Development	184,787	—	1,750	2,875	5,544	—	—	194,956	—
Total Other Key Management	733,663	23,500	15,640	2,875	34,061	3,120	—	812,859
Total Remuneration of Key Management Personnel	1,285,026	108,500	17,956	2,875	68,494	10,595	—	1,493,446
     During the year ended December 31, 2008, no options over ordinary shares were granted as equity remuneration benefits to directors and executives. The following shares were granted to directors and executives as equity compensation for services performed in the 2008/2009 year in accordance with employment contracts and letters of offer. These shares were not issued as part of an incentive plan.

	Value of shares granted	Number of shares granted
	during the year	during the year
	A$	Number
B I Farmer	3,900	100,000
D M Pashen	3,900	100,000
     These shares were granted in 2008 and were issued in 2009.
C. Board Practices
     Under our constitution, our board of directors is required to be comprised of at least three directors. As of December 31, 2008, our board was comprised of five directors and is currently comprised of four directors. Our directors are elected to the board of directors for a three-year term and one-third of the directors retire by rotation at each annual general meeting of shareholders. Mr. John Nicholls was appointed as a Director in September 2006 pursuant to an agreement with Harmony in connection with the Rights Offer.
     The board of directors has established an Audit Committee that consists of three directors. Current members of our Audit Committee are Mr. Trevor Tappenden (Chairman), Mr. John Nicholls and Mr. Terry O’Dwyer.
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
     The board of directors has also established a Nominations and Remuneration Committee, whose members are: Mr. Nicholls and Mr. Tappenden. The board of directors’ remuneration objective is to motivate directors and management to pursue the long-term growth and success of Metal Storm within an appropriate control network.
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
D. Employees
     We employed 32 staff as at December 31, 2008. The following table provides a breakdown of our employees by main category of activity and geographic location.

	Queensland	Virginia
	Australia	USA
Administration	5	5
Engineering	16	6
E. Share Ownership
     As of July 6, 2009, the number of outstanding shares was 630,858,029. There are 13,816,250 unlisted share options and 176,756,604 options quoted on Australian Securities Exchange.
     As of July 6, 2009, the beneficial interests of the directors and executives in the ordinary shares and options of Metal Storm were:

	Number of Shares Held		Number of Options Exercisable
T.J O’Dwyer	180,855	(1)	33,819	(2)
J.R. Nicholls(3)	—		—
L.J. Finniear	10,000		1,000,000
T.W. Tappenden	—		—
B.I. Farmer	100,000		—
P.D. Faulkner	—		200,000
D.M. Pashen	100,000		—
A.D. Schatz	—		—
P. R. Wetzig	400		—

(1)	101,233 shares are owned by Mr. Terence J. O’Dwyer and Mrs. P.M. O’Dwyer, 79,622 shares are owned by Louclaben Pty Ltd in trust for the O’Dwyer Family Account.

(2)	Options were issued in connection with the Rights Offer and are quoted and may be traded on Australian Securities Exchange.

(3)	John Nicholls is a director of Metal Storm and a director and investment manager of Harmony Capital Partners Pte Limited (“Harmony”). Harmony Investment Fund Limited is an entity that is managed by Harmony Capital Partners and which owns securities in Metal Storm. As of July 6, 2009, Harmony Investment Fund Limited held 29,453,097 ordinary shares, 97,902,659 quoted convertible notes and 118,726,332 listed options. Mr. Nicholls disclaims beneficial ownership of securities owned by Harmony.

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
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
     The following table presents certain information regarding the beneficial ownership of our ordinary shares as of April 24, 2009 by each person known by us to be the beneficial owner of more than 5% of our ordinary shares. Beneficial ownership is determined according to the rules of the Securities and Exchange Commission and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options that are exercisable within 60 days. Information with respect to beneficial ownership has been furnished to us by each director, executive officer or 5% or more shareholder, as the case may be. Unless otherwise indicated, to our knowledge, each shareholder possesses sole voting and investment power over the shares listed, subject to community property laws where applicable.
     All holders of our ordinary shares have the same voting rights.
     The below table lists applicable percentage ownership based on 628,121,529 ordinary shares outstanding as of April 24, 2009. Options to purchase our ordinary shares that are exercisable or convertible notes that can be converted into ordinary shares within 60 days of April 24, 2009 are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage.

Name of Shareholder	Number of Ordinary Shares	Percentage of Class
James Michael O’Dwyer(1)	160,375,776	25.5%

(1)	116,849,489 shares are owned by Mr. J.M. O’Dwyer, 43,526,182 shares are owned by O’Dwyer Investments Pty Ltd as trustee for the O’Dwyer Family Discretionary Trust and 105 shares owned by Rhonda Clare O’Dwyer in trust for Mr. J.M. O’Dwyer.
     As of April 24, 2009, Harmony Investment Fund Ltd held 97,902,659 convertible notes and 118,726,332 options. If all these options and convertible notes were exercised or converted at that date and no other optionholder or Noteholder converted their holdings, Harmony would hold approximately 46% of the ordinary shares in Metal Storm Limited. The diluting effect of this transaction would make Harmony the largest shareholder.
     As of April 24, 2009, PNG Ports Corporation Limited held 22,500,000 convertible notes. If all these convertible notes were exercised or converted at that date and no other optionholder or Noteholder converted their holdings, PNG Ports Corporation Limited would hold approximately 10.8% of the ordinary shares in Metal Storm Limited.
     As of April 24, 2009, 1.1% of our ordinary shares were held by 61 U.S. holders of record and 97.5% of our ordinary shares were held by 8,723 Australian holders of record.
     As of April 24, 2009, 6,036,159 American Depositary Shares, representing 120,723,180 ordinary shares, were outstanding.
B. Related Party Transactions
     During 2008, Backwell Lombard Capital Pty Ltd, of which our Director Terence O’Dwyer is a principal, was appointed to undertake consultancy work for Metal Storm. Fees paid totalled A$90,000 for services performed in 2008.
C. Interest of Experts and Counsel
     Not applicable.

Item 8. Financial Information
A. Consolidated Financial Statements and Other Financial Information
     Our financial statements are included in Item 17 “Financial Statements”.
Legal Proceedings
     We are currently involved in arbitration proceedings in Arlington, Virginia in connection with a dispute arising out of a contract with StarChase LLC. StarChase LLC engaged Metal Storm to act as the lead systems integrator on the commercialization of the patented StarChase vehicle tagging technology. The contract required Metal Storm to generate a production ready configuration of the StarChase system, and to produce, implement, and provide support for a limited number of systems to be used for operational testing. We believe that we successfully met milestones under the contract entitling us to payments by StarChase LLC that have not been remitted and we have entered into arbitration. This arbitration is not expected to have a material impact on our financial program or financial position.
     We are not involved in any other legal proceedings.
Dividends
     We have never declared or paid any cash dividends on our ordinary stock and we do not anticipate paying any cash dividends in the foreseeable future. Dividends may only be paid out of our profits. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors or, if our directors do not exercise their power to issue dividends, our shareholders in a general meeting may exercise the powers. See Item 10 “Additional Information — B. Constitution — Right to Share in Our Profits.” Our Directors’ current intention is to reinvest any income in the continued development and operation of our business.
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

	Price Per
	Ordinary Share
	High	Low
Year Ended	A$	A$
December 31, 2008
First Quarter	$0.09	$0.06
Second Quarter	$0.08	$0.04
Third Quarter	$0.05	$0.04
Fourth Quarter	$0.07	$0.03
December 31, 2007
First Quarter	$0.21	$0.16
Second Quarter	$0.17	$0.12
Third Quarter	$0.15	$0.09
Fourth Quarter	$0.12	$0.08
December 31, 2006
Annual	$0.28	$0.10
December 31, 2005
Annual	$0.31	$0.10
December 31, 2004
Annual	$0.66	$0.20

	Price Per
	Ordinary Share
	High	Low
Month Ended	A$	A$
June 2009	$0.04	$0.03
May 2009	$0.04	$0.02
April 2009	$0.04	$0.03
March 2009	$0.05	$0.03
February 2009	$0.06	$0.04
January 2009	$0.09	$0.06
     American Depositary Receipts
     Our ordinary shares in the form of ADRs were listed for trading on the NASDAQ Capital Market (symbol: “MTSX”) in December 2001 and moved to the Over the Counter market (symbol: “MTSXY”) in July 2008. Each ADR represents 20 ordinary shares. The following table presents, for the periods indicated, the high and low closing prices in U.S. dollars of our ADRs.

	Price Per
	Ordinary Share
	High	Low
Year Ended	US$	US$
December 31, 2008
First Quarter	$1.57	$0.91
Second Quarter	$1.25	$0.70
Third Quarter	$1.10	$0.35
Fourth Quarter	$0.91	$0.31
December 31, 2007
First Quarter	$3.38	$2.15
Second Quarter	$2.87	$2.00
Third Quarter	$2.53	$1.81
Fourth Quarter	$2.25	$1.15
December 31, 2006
Annual	$4.04	$1.75
December 31, 2005
Annual	$4.84	$1.75
December 31, 2004
Annual	$14.47	$2.95

	Price Per
	Ordinary Share
	High	Low
Month Ended	US$	US$
June 2009	$0.63	$0.44
May 2009	$0.62	$0.39
April 2009	$0.50	$0.37
March 2009	$0.55	$0.37
February 2009	$0.62	$0.49
January 2009	$0.73	$0.49
B. Plan of Distribution
     Not applicable.
C. Markets
     Our ordinary shares are traded on the Australian Securities Exchange and were listed on the NASDAQ Capital Market until July 2008 and, since then, quoted on the OTC market, in the form of American Depositary Shares.
Exemptions from certain NASDAQ Corporate Governance Rules
     Exemptions from the corporate governance standards of The NASDAQ Stock Market Inc. (“Nasdaq”) are available to foreign private issuers such as Metal Storm when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. In connection with Metal Storm’s NASDAQ Capital Market Listing Application, Nasdaq granted Metal Storm exemptions from certain corporate governance standards that were contrary to the laws, rules, regulations or generally accepted business practices in Australia. These exemptions claimed by Metal Storm during the fiscal year ended December 31, 2008 until the time of its delisting in July 2008 are described below.
•	Metal Storm was exempt from Nasdaq’s independence requirements for a majority of the board of directors. The Australian Securities Exchange Listing Rules did not require Metal Storm to have a majority of independent directors on the board during 2008. During most of the fiscal year ended December 31, 2008, Metal Storm did, however, have a majority of directors who were “independent” as defined in the Australian Securities Exchange Corporate Governance Principles, which definition differs from Nasdaq’s definition. Accordingly, because Australian law and generally accepted business practices in Australia regarding director independence differ to Nasdaq’s independence requirements, Metal Storm claimed this exemption in 2008.

•	Metal Storm was exempt from Nasdaq’s quorum requirements applicable to meetings of shareholders. Consistent with Australian law, Metal Storm’s constitution provides that five shareholders present shall constitute a quorum for a general meeting. Nasdaq requires that an issuer provide for a quorum as specified in its by-laws for any meeting of the holders of common stock, which quorum may not be less than 33 1/3% of the outstanding shares of an issuer’s voting common stock. Accordingly, because applicable Australian law and rules governing quorums at shareholder meetings differ to Nasdaq’s quorum requirements, Metal Storm claimed this exemption in 2008.

•	Metal Storm was exempt from the Nasdaq requirement that an issuer’s auditors be subject to a “peer review.” Neither Australian law nor the Australian Securities Exchange Listing Rules required “peer review” of independent public accountants during 2008. Accordingly, Metal Storm claimed this exemption in 2008.

•	Metal Storm was exempt from the Nasdaq requirement that issuers obtain shareholder approval prior to the issuance of securities in connection with the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and rules differ to the Nasdaq requirements, with the Australian Securities Exchange Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% of the issued share capital of Metal Storm in any 12 month period (but in determining the 15% limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the Australian Securities Exchange Listing Rules), and (iii) directors or their associates acquiring securities under an employee incentive plan. Generally accepted business practices in Australia also provide for plans involving the issue of shares to directors and employees being capped at no more than 5% of the total number of shares on issue. Metal Storm’s Discretionary Share Option Scheme applies this 5% cap. Due to differences between Australian law and rules and the Nasdaq shareholder approval requirements, Metal Storm claimed this exemption in 2008.
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
     Liability for Further Capital Calls
     According to our constitution, the board may make any calls from time to time upon shareholders in respect of all monies unpaid on shares, subject to the terms upon which any of the shares have been issued. Each shareholder is liable to pay the amount of each call in the manner, at the time, and at the place specified by the board. Calls may be made payable by instalment.
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
     For taxable years beginning before January 1, 2011, certain dividends received by an individual U.S. holder (as well as certain trusts and estates) from a “qualified foreign corporation” are eligible for preferential rates of taxation. We believe that we are a qualified foreign corporation with respect to our ordinary shares because we should be eligible for benefits under the Double Taxation Convention between Australia and the United States. The U.S Treasury Department has announced its intention to promulgate rules pursuant to which U.S. Holders of the ordinary shares or ADSs and intermediaries through whom such ordinary shares or ADSs are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such rules have not yet been issued, it is not clear whether we will be in a position to comply with them. A “qualified foreign corporation” generally does not include any foreign corporation that is a passive foreign investment company for the taxable year in which the dividend is paid or for the preceding taxable year. Because we likely were a passive foreign investment company for 2008 (as discussed below), we do not expect to be a qualified foreign corporation for 2009 even if we are a passive foreign investment company for 2009. If we are a qualified foreign corporation with respect to ADSs or ordinary shares, then dividends with respect to such shares generally would be eligible for the preferential tax rates, except to the extent that the individual (1) holds the relevant share of stock for 60 days or less during the 120-day period beginning 60 days before the ex-dividend date (or, in the case of certain preferred stock, 90 days or less during the 180-day period beginning 90 days before the ex-dividend date) as measured under Section 246(c) of the Code, (2) is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property or (3) elects to treat the dividend as investment income for purposes of determining the amount of deductible investment interest under Section 163(d)(4)(B) of the Code. Further, if an individual receives, with respect to any share of stock, an extraordinary dividend (within the meaning of Section 1059(c) of the Code) eligible for the preferential tax rates, any loss on a subsequent sale of the stock is treated as a long-term capital loss to the extent of the extraordinary dividend.
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
     Dividends received by a U.S. holder with respect to ADSs or ordinary shares will be treated as foreign source income, which may be relevant in calculating the holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For these purposes, dividends will be categorized as “passive category income”, or in certain cases as “general category income”.
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

     We believe that we were a PFIC for U.S. federal income tax purposes in 2000, 2002, 2003, 2004, 2005, 2006 and 2008, but not in 2001 and 2007. Metal Storm could be a PFIC again in 2009.
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
F. Dividends and Paying Agents
     Not applicable.
G. Statements by Experts
     Not applicable.
H. Documents on Display
     We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F. Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The public may also view our annual reports and other documents filed with the SEC on the internet at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions in Section 16 of the Exchange Act.
I. Subsidiary Information
     Not applicable.
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
     We also hold floating rate notes that consist of interests in collateralized debt obligations supported by pools of residential and commercial mortgages and other structured credits. The floating rate notes are fair valued to market at each balance date. Resultantly, the valuation of these investments at any one time is dependent upon prevailing market conditions including market liquidity. As of December 31, 2008, these investments had a face value of A$1,000,000 and a fair value based on market conditions of A$10,000. As such, our exposure to price risk as of December 31, 2008 was A$10,000. During the fiscal year, however, our exposure to price risk was substantially more than A$10,000. For the first half of 2008, the price risk of the floating rate notes was A$779,200 and, for the second half of 2008, the price risk was A$557,600.
     Refer footnote 3 on page F-19 for further information.
Item 12. Description of Securities Other than Equity Securities
     Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and the Use of Proceeds
     Not applicable.
Item 15T. Controls and Procedures
     (a) Disclosure Controls and Procedures
     Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of December 31, 2008. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the design and operation of our disclosure controls and procedures were effective as of that date.
     (b) Management’s Annual Report on Internal Control over Financial Reporting
     The management of Metal Storm is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934). Metal Storm’s internal control system is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable accounting standards.
     Metal Storm’s internal control over financial reporting includes policies and procedures that:
•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of its assets and its consolidated entities;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Metal Storm are being made only in accordance with authorizations of management and directors of Metal Storm and its consolidated entities; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Metal Storm and its consolidated entities that could have a material effect on the financial statements.
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
     Based on our evaluation, management has concluded that internal controls over financial reporting were effective as of December 31, 2008. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.
Remediation of Material Weaknesses in Internal Control over Financial Reporting
     Our management report on internal control over financial reporting for the year ended 31 December 2007 described a material weaknesses in our internal control over financial reporting. The material weaknesses related to an inadequate review process over third party valuations obtained for the conversion derivative. During the 2008 year, we remediated the control process over the review of third party valuations to specifically include recalculations of third party valuations by the Chief Financial Officer. We completed testing of the design and operating effectiveness of this control during the year and determined that as of 31 December 2008 we had remediated the previously reported material weakness in internal control over financial reporting.
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
     (c) Changes in Internal Control over Financial Reporting
     Our remediation of the material weaknesses described above during the year ended 31 December 2008 has materially affected our internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
     Mr. Trevor Tappenden is an “audit committee financial expert” (as defined in Item 16A of Form 20-F) and is “independent” (as defined in the rules of The Nasdaq Stock Market Inc.). Please see Item 6A “Directors, Senior Management and Employees — Directors and Senior Management” for details of his background.
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
     In 2008, we did not (expressly or implicitly) grant a waiver under our code of conduct to our principal executive officer, our principal accounting officer or controller or persons performing similar functions.
Item 16C. Principal Accountant Fees and Services
PricewaterhouseCoopers

	December 31,
	2008	2007
	A$	A$
Audit fees	445,330	332,000
Audit-related fees	—	—
Tax fees	—	—
All other fees	70,750	—

Total	516,080	332,000

     Fees for audit services include fees associated with the annual audit of the consolidated financial statements, including reviews of our half-year reports. Audit —related fees principally include the performance of agreed-upon auditing procedures. Tax fees include tax compliance services. All other fees include review and consultation work and advice performed related to SEC compliance.
     The audit committee pre-approved the engagement of PricewaterhouseCoopers for all the services described in Item 16C.
Item 16D. Exemptions from the Listing Standards for Audit Committees.
     Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     Not applicable.
Item 16F. Changes in Registrant’s Certifying Accountant
     Not applicable.
Item 16G. Corporate Governance
     Not applicable.

PART III
Item 17. Financial Statements
     The financial statements are included as the “F” pages to this annual report.
Item 18. Financial Statements
     Not applicable.
Item 19. Exhibits

Exhibit
Number	Description of Exhibit

1.1	Constitution of Metal Storm*

4.1	[not used]

4.2	[not used]

4.3	DSTO Technology License Agreement dated April 20, 2001, as amended (portions omitted pursuant to a request for confidential treatment; non-public information has been filed with the SEC)*

4.4	Employment Agreement of Dr. Lee Finniear***

4.5	Letter of Offer to Peter D. Faulkner***

4.6	Employment Agreement of Brett Farmer

4.7	Employment Agreement of David Pashen

4.8	Employment Agreement of Dr. Joe Cronin***

4.9	[not used]

4.10	Discretionary Share Option Scheme*

4.11	Convertible Note Trust Deed dated July 11, 2006***

8.0	List of Subsidiaries of Metal Storm Limited

12.1	Certification by the Chief Executive Officer of Metal Storm Limited in accordance with Section 302 of the Sarbanes-Oxley Act

12.2	Certification by the Chief Financial Officer of Metal Storm Limited in accordance with Section 302 of the Sarbanes-Oxley Act

13.1	Certification by the Chief Executive Officer in accordance with Section 906 of the Sarbanes-Oxley Act

13.2	Certification by the Chief Financial Officer in accordance with Section 906 of the Sarbanes-Oxley Act

*	Incorporated by reference from our Registration Statement on Form 20-F filed on December 12, 2001, File No. 000-31212.

**	Incorporated by reference from our annual report on Form 20-F filed on July 17, 2006.

***	Incorporated by reference from our annual report on Form 20-F filed on May 18, 2007.

SIGNATURES
     The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

METAL STORM LIMITED
By:	/s/ LEE FINNIEAR
	Name:	Lee Finniear
	Title:	Chief Executive Officer

Date: July 15, 2009

Metal Storm Limited

PricewaterhouseCoopers
ABN 52 780 433 757

Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO Box 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia
Telephone +61 7 3257 5000
Facsimile +61 7 3257 5999
www.pwc.com/au
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders,
In our opinion, the accompanying consolidated balance sheets and the related consolidated Income Statements, Statements of Cash flows, Statements of Changes in Equity and Notes to the Financial Statements present fairly, in all material respects, the financial position of Metal Storm Limited and its subsidiairies at December 31, 2008, 2007 and 2006 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and discloures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
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
/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Brisbane, Australia
July 15, 2009

Metal Storm Limited
Income Statements
For the year ended 31 December 2008

		2008	2007	2006
	Note	$	$	$

Continuing Operations
Revenue	6	2,201,331	3,205,381	2,339,310
Fair value movement in derivative	16	3,620,682	2,421,388	(4,469,042)
Foreign exchange differences		444,598	(68,197)	15,864
Consumables used		(131,896)	(469,579)	(152,471)
Employee expenses	7	(4,229,674)	(4,348,588)	(5,342,348)
Finance costs	7	(6,369,138)	(4,934,415)	(2,183,013)
Professional fees		(1,449,621)	(1,321,686)	(1,731,913)
Research and development		(1,569,582)	(1,671,057)	(990,022)
Office overheads		(623,687)	(576,387)	(831,647)
Facility expenses		(713,699)	(790,874)	(741,643)
Travel and entertainment		(346,412)	(468,868)	(523,432)
Communication and technology		(296,482)	(360,501)	(348,191)
Public relations and compliance		(423,223)	(393,967)	(339,206)
Impairment expense	7	(769,200)	(220,800)	—

Loss from continuing operations before Income tax		(10,656,003)	(9,998,150)	(15,297,754)

Income tax expenses	8	—	—	—

Loss after tax from continuing operations		(10,656,003)	(9,998,150)	(15,297,754)

Discontinued operation
Loss after tax from discontinued operations		—	—	(39,256)

Loss for the year		(10,656,003)	(9,998,150)	(15,337,010)

Earnings per share (cents per share)
- Basic and diluted loss for the year attributable to ordinary equity holders of the parent	30	(1.75)	(1.69)	(2.85)
Earnings per share (cents per share)
- Basic and diluted loss for the year from continuing operations attributable to ordinary equity holders of the parent		(1.75)	(1.69)	(2.84)
The above Income Statements should be read in conjunction with the accompanying notes.

Metal Storm Limited
Balance Sheets
As at 31 December 2008

		2008	2007	2006
	Note	$	$	$

Assets
Current assets
Cash and cash equivalents	9	7,571,292	14,727,548	23,830,267
Available-for-sale financial investments	10	10,000	779,200	2,002,080
Trade and other receivables	11	1,120,592	1,563,218	773,130

Total current assets		8,701,884	17,069,966	26,605,477

Non-current assets
Trade and other receivables	12	34,202	987,902	510,795
Other financial assets		—	—
Property, plant and equipment	13	508,354	656,260	627,985
Intangible assets and goodwill	14	23,084	74,149	111,824

Total non-current assets		565,640	1,718,311	1,250,604

Total assets		9,267,524	18,788,277	27,856,081

Liabilities
Current liabilities
Trade and other payables	15	1,129,438	2,605,145	1,942,525
Conversion derivative	16	2,187,934	5,963,793	10,811,057
Interest-bearing loans and borrowings	17	18,703,697	12,941,447	13,229,376
Provisions	18	376,582	302,161	441,997

Total current liabilities		22,397,651	21,812,546	26,424,955

Non-current liabilities
Interest-bearing loans and borrowings	19	16,783	215,036	255,845
Other		46,355	68,265	77,949
Total non-current liabilities		63,138	283,301	333,794

Total liabilities		22,460,789	22,095,847	26,758,749

Net assets (liabilities)		(13,193,265)	(3,307,570)	1,097,332

Equity
Contributed equity	20	66,209,718	65,428,400	59,985,634
Reserves	21	9,035,414	9,046,424	8,895,942
Accumulated losses	22	(88,438,397)	(77,782,394)	(67,784,244)

Total equity (deficiency)		(13,193,265)	(3,307,570)	1,097,332

The above Balance Sheets should be read in conjunction with the accompanying notes.

Metal Storm Limited
Cash Flow Statements
For the year ended 31 December 2008

		2008	2007	2006
	Note	$	$	$

Cash Flows From Operating Activities
Receipts from customers (inclusive of GST)		926,582	1,052,095	2,015,018
Payments to suppliers and employees (inclusive of GST)		(9,573,667)	(9,516,201)	(9,864,003)
Interest and other costs of finance paid		(2,265,444)	(2,791,790)	(287,027)
Research & development tax concession		732,015	—	679,673

Net cash outflow from operating activities	29	(10,180,514)	(11,255,896)	(7,456,339)

Cash Flows From Investing Activities
Purchase of property, plant and equipment		(23,774)	(200,039)	(824,299)
Proceeds from the disposal of property, plant and equipment		681	2,127	318,695
Purchase of intangible assets		—	(42,847)	(137,197)
Interest received		988,900	1,455,190	673,435
Proceeds from sale of available-for-sale financial assets		—	1,000,000	3,054,060
Purchase of other financial assets		—	—	(480,798)

Net cash inflow from investing activities		965,807	2,214,431	2,603,896

Cash Flows From Financing Activities
Proceeds from issues of shares		—	6,639	3,017,685
Share issue costs		—	—	(268,696)
Proceeds from issuance of convertible notes		—	—	27,500,000
Transaction costs of rights issues		—	—	(1,909,878)
Proceeds from borrowings		4,464,459	419,703	306,180
Repayment of borrowings		(2,499,916)	(486,114)	(598,442)

Net cash inflow (outflow) from financing activities		1,964,543	(59,772)	28,046,849

Net movement in cash and cash equivalents		(7,250,164)	(9,101,237)	23,194,406
Net foreign exchange differences		93,908	(1,482)	—
Cash and cash equivalents at beginning of period		14,727,548	23,830,267	635,861

Cash and cash equivalents at year end	9	7,571,292	14,727,548	23,830,267

The above Cash Flow Statements should be read in conjunction with the accompanying notes.

Metal Storm Limited
Statements of Changes in Equity
For the year ended 31 December 2008

	Contributed		Accumulated	Total
	Equity	Reserves	Losses	Equity
	$	$	$	$

At 31 December 2005	56,559,039	1,668,057	(52,447,234)	5,779,862
Net gains on available-for-sale financial assets	—	(34,580)	—	(34,580)
Currency translation differences	—	10,213	—	10,213

Total income and expense for the year recognised directly in equity	—	(24,367)	—	(24,367)
Loss for the year	—	—	(15,337,010)	(15,337,010)

Total income/(expense) for the year	—	(24,367)	(15,337,010)	(15,361,377)
Net increase in option reserves	—	358,686	—	358,686
Attaching options issued on allotment of renounceable rights issue	—	4,379,638	—	4,379,638
Options paid as cost to Harmony	—	3,262,000	—	3,262,000
Options expense	—	(748,072)	—	(748,072)
Share options exercised	7,685	—	—	7,685
Issue of share capital	3,035,031	—	—	3,035,031
Conversion of convertible notes to shares	652,575	—	—	652,575
Share issue costs	(268,696)	—	—	(268,696)

At 31 December 2006	59,985,634	8,895,942	(67,784,244)	1,097,332

Realised gains on available-for-sale financial assets	—	(1,040)	—	(1,040)
Fair value movement on available-for-sale financial assets	—	(1,040)	—	(1,040)
Currency translation differences	—	16,013	—	16,013

Total income and expense for the year recognised directly in equity	—	13,933	—	13,933
Loss for the year	—	—	(9,998,150)	(9,998,150)

Total income/(expense) for the year	—	13,933	(9,998,150)	(9,984,217)
Share-based payment expense	—	136,549	—	136,549
Share options exercised	6,638	—	—	6,638
Conversion of convertible notes to shares	5,436,128	—	—	5,436,128

At 31 December 2007	65,428,400	9,046,424	(77,782,394)	(3,307,570)

Currency translation differences	—	(38,242)	—	(38,242)

Total income and expense for the year recognised directly in equity	—	(38,242)	—	(38,242)
Loss for the year	—	—	(10,656,003)	(10,656,003)

Total income/(expense) for the year	—	(38,242)	(10,656,003)	(10,694,245)
Share-based payment expense	—	27,232	—	27,232
Issue of share capital	124,114	—	—	124,114
Conversion of convertible notes to shares	657,204	—	—	657,204

At 31 December 2008	66,209,718	9,035,414	(88,438,397)	(13,193,265)

The above Statements of Changes in Equity should be read in conjunction with the accompanying notes.

Metal Storm Limited
Notes to the financial statements
For the year ended 31 December 2008

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2008
1. Going concern
The financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business.
Key financial data for the Consolidated Entity for the financial year ended 31 December 2008 and 2007 is disclosed below:

	2008	2007
	$	$

Cash at Bank	7,571,292	14,727,548
Loss for the Year	(10,656,003)	(9,998,150)
Net cash outflow from operating activities	(10,180,514)	(11,255,896)
Net liabilities	(13,193,265)	(3,307,570)
Net equity (deficiency)	(13,193,265)	(3,307,570)
To maintain development activities at planned levels the Directors project that the net operating cash outflows for the next 12 months are expected to be between $10m and $12m. In addition the Company has convertible notes that mature on 1 September 2009 when any outstanding notes debt becomes due and payable.
Noteholders were provided the option to receive their capital back at maturity or convert their holding to shares in the Company during or at the end of the term. If no more notes are converted to shares, the debt payable by the Company would be approximately $20m. Whilst Noteholders receive a 10% discount on the share price by converting, there is no guarantee all or any Noteholders will utilise this incentive and convert their holdings to shares.
This means that over the next 12 months the Company faces potential cash outlays of up to $32m. At 31 December 2008 the Company held cash and marketable securities of $7.6m and net cash and marketable securities of $5.6m adjusted for short term loans.
As such there is substantial doubt in regards to the Consolidated Entity’s ability to continue as a going concern for the next 12 months.
Over the past couple of years the Company has continually reviewed and trimmed operational costs where possible in order to devote as much capital as possible to the development of the technology. Reducing costs further would still not allow the Company to meet its debts as and when they fall due for the next 12 month period.
In order to continue operating for the next 12 months, the Company will explore a number of avenues to overcome this funding deficit. The Company is working with a number of advisers with a view to source capital for the Company. The Company is also considering potential strategic investors, has called for a meeting of Noteholders on 31 July 2009 proposing to amend the convertible notes terms including a extension to the maturity date, has conducted a Share Purchase Plan and is investigating funding from Federal and State Governments.
The Accounting Standards require entities to prepare financial statements on a going concern basis unless they intend to liquidate, cease trading or have no alternative but to do so.
The Directors believe that the Consolidated Entity have reasonable prospects of securing sufficient funding in the near future such that they have no intention to liquidate or cease trading. The Consolidated Entity believe the alternatives above provide reasonable grounds for them to meet their debts as and when they fall due. A substantial effort has been made over the past year to identify new sources of funds and although the current economic climate is not conducive to raising capital, the Directors have not yet investigated all potential options available to them that would allow the Consolidated Entity to continue to operate. The Directors fully appreciate that future sources of funding and resolution to the repayment of the convertible notes are directly linked and will need to be resolved well in advance of 31 August 2009.
The uncertainty of obtaining additional capital or grants and extending the term of the convertible notes create a substantial doubt as to whether the Consolidated Entity will continue as a going concern and, therefore whether they will realise their assets and settle their liabilities at amounts different from those stated in the financial report.
No adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Consolidated Entity not continue as a going concern.

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2008
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
a. Basis of preparation
This general purpose financial report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.
i.	Compliance with IFRS
Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the consolidated financial statements and notes of Metal Storm Limited comply with International Financial Reporting Standards (IFRS).
The Group’s financial statements are in compliance with IFRS as issued by the IASB.
ii.	Historical cost convention
These financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, which are at fair value through equity on the balance sheet, and embedded derivative, which is at fair value through profit and loss.
iii.	Critical accounting estimates
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
b. Principles of consolidation
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Metal Storm Limited as at 31 December 2008 and the results of all subsidiaries for the year then ended. Metal Storm Limited and its subsidiaries together are referred to in this financial report as the Group.
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
The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (Refer to Note 2 (i)).
Intercompany transactions, balances and gains on transactions between Group companies are eliminated. Losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.
Investments in subsidiaries are accounted for at cost in the individual financial statements of Metal Storm Limited.
The Group applies a policy of treating transactions with minority interests as transaction with parties external to the Group. Disposals to minority interests result in gains or losses for the Group that are recorded in the income statement. Purchases from minority interests result in goodwill, being the difference any consideration paid and the relevant share acquired of the carrying value of identifiable net assets of the subsidiary.
c. Segment reporting
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

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2008
2. Summary of significant accounting policies (cont.)
d. Foreign currency translation
i.	Functional and presentation currency
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
ii.	Transactions and balances
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
iii.	Group companies
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
e. Revenue recognition
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
Revenue is recognised for the major business activities as follows:
i.	Contract Revenue
Contract revenue and expenses are recognised in accordance with the percentage of completion method unless the outcome of the contract cannot be reliably estimated. Where it is probable that a loss will arise from a contract the excess of total expected contract costs over total expected contract revenue is recognised as an expense immediately.
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
The percentage of fees earned is measured by the proportion that costs incurred to date bear to the estimated total costs of the contract.
ii.	Interest income
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

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2008
2. Summary of significant accounting policies (cont.)
f. Government grants
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
g. Income tax
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
Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.
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
h. Leases
Leases of property, plant and equipment where the Group, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases (Note 25 (b)). Finance leases are capitalised at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other short-term and long-term payables. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset’s useful life and the lease term.
Leases in which a significant portion of the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases (Note 25 (a)). Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.
i. Business combinations
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

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2008
2. Summary of significant accounting policies (cont.)
i. Business combinations (cont.)
Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill (Refer to Note 2 (0) (0)). If the cost of acquisition is less than the Group’s share of the fair value of the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.
Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.
j. Impairment of assets
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
k. Cash and cash equivalents
For cash flow statement presentation purposes, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
l. Trade receivables
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
m. Investments and other financial assets
i.	Classification
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
•	Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2008
2. Summary of significant accounting policies (cont.)
m. Investments and other financial assets (cont.)
•	Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet (Note 11 and 12).
•	Held-to-maturity investments
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
•	Available-for-sale financial assets
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
ii.	Recognition and derecognition
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
iii.	Subsequent measurement
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
iv.	Fair value
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

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2008
2. Summary of significant accounting policies (cont.)
v.	Impairment
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
n. Derivatives
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date.
o. Fair value estimation
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
p. Property, plant and equipment
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
Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives, as follows:
•	Machinery	5 - 10 years

•	Furniture, fittings and equipment	2 - 5 years

•	Leasehold improvements	3 years

•	Leased plant and equipment	1 - 5 years
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 2 (j)).
Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement. When revalued assets are sold, it is Group policy to transfer the amounts included in other reserves in respect of those assets to retained earnings.

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2008
2. Summary of significant accounting policies (cont.)
q. Intangible assets
i.	Goodwill
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
ii.	Research and development
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
iii.	Software
Purchased computer software licences are capitalised as intangible non-current assets where they have a useful economic life of more than one year. They are amortised on a straight line basis over the shorter of the term of the license and their useful economic life. Impairment testing is carried out annually where an indicator of impairment exists.
Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in profit or loss when the asset is derecognised. No gains or losses arising from derecognition of intangible assets were recognised in 2008 or 2007.
r. Trade and other payables
These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.
s. Borrowings
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
t. Borrowing costs
Borrowing costs are expensed as incurred.

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2008
2. Summary of significant accounting policies (cont.)
u. Provisions
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
v. Employee benefits
i.	Wages and salaries, annual leave and sick leave
Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees’ services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.
ii.	Long service leave
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
iii.	Share-based payments
Share-based compensation benefits are provided to employees at the absolute discretion of the Board or via the Metal Storm Limited Employee Share Option Plan. Information relating to these schemes is set out in Note 31.
The fair value of options or shares granted is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.
The fair value is determined based on grant date. For options, a Black-Scholes option pricing model is used that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.
iv.	Post employment benefits
Superannuation is paid in Australia at a rate of 9% on the employee’s gross wage. 401k contributions are paid in the United States with matching contribution equal to 50% on the first 6% of the participant’s compensation.
w. Share-based payments
Share-based payments are recognised as expenses when the goods or services received in return for the share-based payment are received. Share-based payments are recognised as assets when the goods or services received in the transaction qualify for recognition as assets.
Share-based payments are measured at the value of the goods or services received. Where the goods or services received cannot be reliably measured the share-based payment is measured at fair value at grant date.
x. Contributed equity
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

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2008
2. Summary of significant accounting policies (cont.)
y. Goods and services tax (GST)
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
z. Earnings per share
i.	Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.
ii.	Diluted earnings per shares
Diluted earnings per share adjusts the figures used in determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.
aa. New accounting standards and interpretations
Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2008 reporting periods. The Group’s and the Company’s assessment of the impact of these new standards and interpretations is set out below.
i.	AASB 8 Operating Segments and AASB 2007-3 Amendments to Australian Accounting Standards arising from AASB 8
AASB 8 and AASB 2007-3 are effective for annual reporting periods commencing on or after 1 January 2009 at which point the Company will adopt them. AASB 8 will result in a significant change in the approach to segment reporting, as it requires adoption of a “management approach” to reporting on the financial performance. The information being reported will be based on what the key decision-makers use internally for evaluating segment performance and deciding how to allocate resources to operating segments. Application of AASB 8 may result in different segments, segment results and different type of information being reported in the segment Note of the financial report. However, it will not affect any of the amounts recognised in the financial statements.
ii.	Revised AASB 123 Borrowing Costs and AASB 2007-6 Amendments to Australian Accounting Standards arising from AASB 123 [AASB 1, AASB 101, AASB 107, AASB 111, AASB 116 & AASB 138 and Interpretations 1 & 12]
The revised AASB 123 is applicable to annual reporting periods commencing on or after 1 January 2009. It has removed the option to expense all borrowing costs and — when adopted — will require the capitalisation of all borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset. This will be a change to the Group’s current accounting policy which is to expense all borrowing costs as incurred. The Group will apply the revised AASB 123 from 1 January 2009 and capitalise its borrowing costs relating to all qualifying assets for which the commencement date for capitalisation is on or after this date. The impact on the financial statements will depend on the amount of qualifying assets and related borrowing costs in the first year of application. Had the revised standard been applied in the current financial year, there would have been no impact on the reported loss.
iii.	Revised AASB 101 Presentation of Financial Statements and AASB 2007-8 Amendments to Australian Accounting Standards arising from AASB 101.
The revised AASB 101 that was issued in September 2007 is applicable for annual reporting periods beginning on or after 1 January 2009. It requires the presentation of a statement of comprehensive income and makes changes to the statement of changes in equity but will not affect any of the amounts recognised in the financial statements. If an entity has made a prior period adjustment or a reclassification of items in the financial statements, it will also need to disclose a third balance sheet (statement of financial position), this one being as at the beginning of the comparative period.

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2008
2. Summary of significant accounting policies (cont.)
aa. New accounting standards and interpretations (cont.)
iv.	AASB 2008-1 Amendments to Australian Accounting Standard — Share-based Payments: Vesting Conditions and Cancellations
AASB 2008-1 was issued in February 2008 and will become applicable for annual reporting periods beginning on or after 1 January 2009. The revised standard clarifies that vesting conditions are service conditions and performance conditions only and that other features of a share-based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The Group will apply the revised standard from 1 January 2009, but it is not expected to affect the accounting for the Group’s share-based payments.
v.	Revised AASB 3 Business Combinations, AASB 127 Consolidated and Separate Financial Statements and AASB 2008-3 Amendments to Australian Accounting Standards arising from AASB 3 and AASB 127
Revised accounting standards for business combinations and consolidated financial statements were issued in March 2008 and are operative for annual reporting periods beginning on or after 1 July 2009, but may be applied earlier. The Group has not yet decided when it will apply the revised standards. However, the new rules generally apply only prospectively to transactions that occur after the application date of the standard. Their impact will therefore depend on whether the Group will enter into any business combinations or other transactions that affect the level of ownership held in the controlled entities in the year of initial application. For example, under the new rules: all payments (including contingent consideration) to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments subsequently remeasured at fair value through all transaction cost will be the Group will need to decide whether to continue goodwill based only on the parent’s share of net assets or whether recognise goodwill also in relation to the non-controlling (minority interest, when control is lost, any continuing ownership interest in the will be remeasured to fair value and a gain or loss recognised in profit or loss.
vi.	AASB 2008-7 Amendments to Australian Accounting Standards — Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
In July 2008, the AASB approved amendments to AASB 1 First-time Adoption of International Financial Reporting Standards and AABS 127 Consolidated and Separate Financial Statements. The new rules will apply to financial reporting periods commencing on or after 1 January 2009. The Group will apply the revised rules prospectively from 1 January 2009. After that date, all dividends received from investments in subsidiaries, jointly controlled entities or associates will be recognised as revenue, even if they are paid out of pre-acquisition profits, but the investments may need to be tested for impairment as a result of the dividend payment. Furthermore, when a new intermediate parent entity is created in internal reorganisations it will measure its investment in subsidiaries at the carrying amounts of the net assets of the subsidiary rather than the subsidiary’s fair value.

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2008
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
a. Market risk
i.	Foreign exchange risk
The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar.
The Group’s objective is to minimise the exposure to fluctuations in the foreign exchange rate on the Company’s monetary assets and liabilities. It is the Group’s policy to maintain minimum operating cash balances denominated in foreign currencies. Where practicable the Group will denominate its loans and receivables in Australian dollars.
At balance date the Group had cash balances equivalent to A$202,610 (2007: A$349,524), receivables equivalent to A$179,045 (2007: A$1,042,793) and payables equivalent A$90,830 (2007: A$93,082) denominated in foreign currencies. The Company had no foreign currency denominated cash balances, receivables or payables (2007: all nil).
At balance date had the Australian dollar been weaker/stronger by 10% against the US dollar with all other variables remaining constant, the Group’s net loss and equity would have been lower/higher by $20,905 (2007: $130,998).
The Company’s net monetary assets would remain unchanged.
ii.	Fair value interest rate risk
The Company and Group has a significant level of interest bearing assets and liabilities which exposes it to interest rate risk.
The Company and Groups objective is to minimise its exposure to interest rate risk. It is the Company’s and Group’s policy to invest surplus funds in the short term market and source funds at fixed interest rates wherever possible.
At balance date the Group held deposits with a face value of $8,571,292 (2007: $15,727,548) and interest bearing loans of $22,387,275 (2007: $21,100,652). The Company held deposits with a face value of $8,368,682 (2007: $15,378,024) and interest bearing loans of $22,355,868 (2007: $21,075,896).
All interest bearing deposits are at market rates current at the time of the deposit and have the interest rate revised periodically every 1 to 3 months. All interest bearing loans are at fixed rates.
During 2008, had interest rates risen/fallen proportionately by 10% on their actual 2008 levels with all other variables remaining constant, the Group’s net loss and equity would have been higher/lower by $54,257 (2007: $148,946 higher/lower) and the Company’s net loss and equity would have been higher/lower by $51,002 (2007: $148,946 higher/lower).
iii.	Price risk of available-for-sale financial assets
The Company and Group hold Floating Rate Note investments where performance is linked to a credit portfolio. The valuation of these investments at any one time is dependent upon prevailing market conditions including market liquidity. As at 31 December 2008 these investments had a face value of A$1,000,000 (2007: $1,000,000) and a fair value based on market conditions of $10,000 (2007: $779,200). A 10% change in the market value of the investments would have increased/decreased the value of the investment by $1,000 (2007: $22,288), decreasing/increasing the group loss and equity by the same amount.
At balance date the Company’s and Group’s exposure to price risk was $10,000 (2007: $779,200). For much of the year, the Company’s and Group’s exposure to price risk on the Floating Rate Notes was substantially more than $10,000. The Company marks the investments to fair value at each reporting date. For the first half of the year the price risk of the Floating Rate Note was $779,200 and for the second half of the year the price risk was $557,600.

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2008
3. Financial Risk Management (cont.)
a. Market risk (cont.)
Sensitivity of loss to market risk (2008)
Risk Factor

	Increase in	Decrease in	Increase in	Decrease in
	Group Loss	Group Loss	Company Loss	Company Loss
	$	$	$	$

2008 actual loss	(10,656,003)	(10,656,003)	(10,762,246)	(10,762,246)
(i) Australian Dollar (weaker)/stronger by 10% against the US Dollar	(20,905)	20,905	—	—
(ii) Interest rate increase/(decrease) by 10%	(54,257)	54,257	(51,002)	51,002
(iii) Change in fair value of available-for-sale financial assets (increased)/decreased by 10%	(1,000)	1,000	(1,000)	1,000

2008 loss after adjusting for market risk sensitivity factors	(10,732,165)	(10,579,841)	(10,814,248)	(10,710,244)

Sensitivity of shareholders deficiency to market risk (2008)
Risk Factor

	Increase in	Decrease in	Increase in	Decrease in
	Group	Group	Company	Company
	Deficiency	Deficiency	Deficiency	Deficiency
	$	$	$	$

2008 actual shareholders deficiency	(13,193,265)	(13,193,265)	(13,287,399)	(13,287,399)
(i) Australian Dollar (weaker)/stronger by 10% against the US Dollar	(20,905)	20,905	—	—
(ii) Interest rate increase/(decrease) by 10%	(54,257)	54,257	(51,002)	51,002
(iii) Change in fair value of available-for-sale financial assets (increased)/decreased by 10%	(1,000)	1,000	(1,000)	1,000

2008 total shareholder deficiency after adjusting for market risk sensitivity factors	(13,269,427)	(13,117,103)	(13,339,401)	(13,235,397)

Sensitivity of loss to market risk (2007)
Risk Factor

	Increase in	Decrease in	Increase in	Decrease in
	Group Loss	Group Loss	Company Loss	Company Loss
	$	$	$	$

2007 actual loss	(9,998,150)	(9,998,150)	(10,806,695)	(10,806,695)
(i) Australian Dollar (weaker)/stronger by 10% against the US Dollar	(130,998)	130,998	—	—
(ii) Interest rate increase/(decrease) by 10%	(148,946)	148,946	(148,946)	148,946
(iii) Change in fair value of available-for-sale financial assets (increased)/decreased by 10%	(22,288)	22,288	(22,288)	22,288

2007 loss after adjusting for market risk sensitivity factors	(10,300,382)	(9,695,918)	(10,977,929)	(10,635,461)

Sensitivity of shareholders equity to market risk (2007)
Risk Factor

	Increase in	Decrease in	Increase in	Decrease in
	Group	Group	Company	Company
	Deficiency	Deficiency	Deficiency	Deficiency
	$	$	$	$

2007 actual shareholders deficiency	(3,307,570)	(3,307,570)	(3,333,703)	(3,333,703)
(i) Australian Dollar (weaker)/stronger by 10% against the US Dollar	(130,998)	130,998	—	—
(ii) Interest rate increase/(decrease) by 10%	(148,946)	148,946	(148,946)	148,946
(iii) Change in fair value of available-for-sale financial assets (increased)/decreased by 10%	(22,288)	22,288	(22,288)	22,288

2007 total shareholder deficiency after adjusting for market risk sensitivity factors	(3,609,802)	(3,005,338)	(3,504,937)	(3,162,469)

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2008
3. Financial Risk Management (cont.)
b. Credit risk
Credit risk is managed on a Group basis. Credit risk arises from deposits with banks and financial institutions as well as credit exposure to customers, including outstanding receivables and committed transactions.
At balance date the Group had deposits of $7,571,292 (2007: $14,727,548), floating rate notes with a face value of $1,000,000 (2007: $1,000,000) and receivables of $769,459 (2007: $2,211,933). The Company had deposits of $7,368,682 (2007: $14,378,024), floating rate notes with a face value of $1,000,000 (2007: $1,000,000) and receivables of $929,172 (2007: $942,204).
Credit risk on deposits is limited to the carrying value. The majority of the Group’s funds are held by the Company in deposits with Australian Financial Institutions. The Company has taken advantage of the Australian Government Guarantee Scheme for Large Deposits and Wholesale Funding on the full balance of all deposits held by the Company.
Customers are assessed individually on the credit quality of the customer, taking into account its financial position, past experience and other factors. At 31 December 2008, the Groups largest debtor was significantly outside terms, negotiations between the Group and debtor had not managed to resolve the matter and the Group had taken the initial steps in order to begin legal proceedings against the customer. The full amount of the receivable of $1,223,838 has been impaired.
At 31 December 2008 other customers totalling $24,687 were past due but not impaired. These amounts have since been received.
Credit risk on the floating rate notes arises from any defaults or deterioration in the underlying portfolio. The portfolio is allowed eight default events before the principal is affected.
c. Liquidity risk
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
The following contractual maturity analysis of financial liabilities has the value of each liability presented as undiscounted.
Financial liability

		Later than
		one month	Later than	Later than
	Not later	and not later	three months	one year and
	than one	than three	and not later	not later than
	month	months	than one year	five years
	$	$	$	$

Group — 2008
Payables	90,537	—	—	—
Finance Leases	7,208	14,418	64,880	19,592
Convertible Notes	—	—	21,250,295	—
Loan	2,067,615	80,983	121,474	—

Total	2,165,360	95,401	21,436,649	19,592

Group — 2007
Payables	390,737	887,426	—	—
Finance Leases	7,052	14,104	63,470	232,487
Convertible Notes	—	512,402	1,548,466	21,908,709
Loan	36,465	72,931	109,396	—

Total	434,254	1,486,863	1,721,332	22,141,196

Refer Note 9 for further details on the Trust Deed minimum cash levels.
There is no material difference between the fair value and the carrying value of receivables and payables.

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2008
3. Financial Risk Management (cont.)
d. Fair value estimation
Refer Note 2 (o) for further information.
e. Capital risk management
The group manages its capital risk to ensure that the Group will be able to continue as a going concern while maximising the return to stakeholders through optimisation of the debt and equity balance.
In order to maintain or adjust the capital structure, the Group and the Company may elect not to pay dividends to shareholders, issue new shares or sell assets to reduce debt.
The Group’s overall strategy remains unchanged from 2007.
The capital structure of the Group consists of debt, which includes borrowings disclosed in Note 17, cash and cash equivalents and equity attributable to equity holders of the parent, comprising contributed equity, reserves and accumulated losses as disclosed in notes 20, 21 and 22.
4. Critical accounting estimates and judgements
a. Embedded derivatives and attached options
The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The fair value is determined by the Company with reference to an external valuation report using a Black-Scholes options pricing model and taking into account the inherent benefits to the Noteholder outlined in the Trust Deed as well as scenario based Monte Carlo simulations and binomial tree simulations with weightings according to Pascals Triangle, using the assumptions detailed below:

Share price:	$0.05 (at 31 December 2008)	Exercise Price:	$0.15

Share price Volatility:	87.25%	Risk free rate:	3.70%
b. Available-for-sale financial investments
The fair value of available-for-sale financial investments is provided by the custodian of the instruments and is estimated with reference to the credit spreads of the companies referenced in the underlying portfolio and the correlation between all companies referenced in the portfolio. Certain default events in the portfolio can trigger a significant decline in the fair value of available for sale investments and as such, this is a critical judgement in determining fair value.
c. Revenue recognition
For revenue recognised on a percentage of completion basis the company must estimate the current stage to which each contract is complete. Depending on the type of the contract, the stage of completion is measured by reference to labour hours incurred to date as a percentage of estimated total labour hours or as costs incurred as a percentage of estimated total costs for each contract.

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2008
5. Segment information
a. Description of segments
The Group’s primary financial reporting format is Geographic segments. The Group operates in the research and development of ballistic technology in Australia and the United States.

Australia	The home country of the Company where the majority of research and development work is carried out.

United States	The home country of the Group’s subsidiaries.
b. Geographical segments
2008

	Australia	United States	Consolidated
	$	$	$

Segment revenue
Total segment revenue	1,050,486	2,415,655	2,201,331

Consolidated revenue			2,201,331

Segment result
Segment result	(10,762,246)	(1,358,067)	(12,120,313)
Intersegment elimination			1,464,310

Loss before income tax			(10,656,003)

Segment assets and liabilities
Segment assets	8,806,828	463,616	9,270,444
Intersegment elimination			(2,920)

Total assets			9,267,524

Segment liabilities	22,094,227	21,367,716	43,461,943
Intersegment elimination			(21,001,154)

Total liabilities			22,460,789

Other segment information
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	21,899	1,875	23,774

Total Acquisitions			23,774

Depreciation and amortisation expense	175,130	45,776	220,906

Total depreciation and amortisation			220,906

Impairment expense	2,930,384	—	2,930,384
Intersegment elimination			(2,161,184)

Total impairment expense			769,200

Segment cash flow information
Net cash flows from operating activities	(7,740,745)	(2,439,769)	(10,180,514)
Net cash flows from investing activities	927,793	38,014	965,807
Net cash flows from financing activities	(196,390)	2,160,933	1,964,543

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2008
5. Segment information (cont.)
2007

	Australia	United States	Consolidated
	$	$	$

Segment revenue
Total segment revenue	1,330,579	1,874,802	3,205,381

Consolidated revenue			3,205,381

Segment result
Segment result	(10,806,695)	(1,383,714)	(12,190,410)
Intersegment elimination			2,192,259

Loss before income tax			(9,998,150)

Segment assets and liabilities
Segment assets	17,070,834	1,720,363	18,791,197
Intersegment elimination			(2,920)

Total assets			18,788,277

Segment liabilities	20,404,537	20,454,240	40,858,777
Intersegment elimination			(18,762,930)

Total liabilities			22,095,847

Other segment information
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	192,604	50,282	242,886

Total Acquisitions			242,886

Depreciation and amortisation expense	169,389	80,107	249,496

Total depreciation and amortisation			249,496

Impairment expense	2,018,773	—	2,018,773
Intersegment elimination			(1,797,973)

Total impairment expense			220,800

Segment cash flow information
Net cash flows from operating activities	(11,592,912)	337,016	(11,255,896)
Net cash flows from investing activities	2,240,048	(25,617)	2,214,431
Net cash flows from financing activities	(84,528)	24,756	(59,772)

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2008
5. Segment information (cont.)
2006

			Continuing	Discontinued
	Australia	United States	operations	operation	Consolidated
	$	$	$	$	$

Segment revenue
Total segment revenue	758,280	1,581,030	2,339,310	—	2,339,310

Consolidated revenue			2,339,310	—	2,339,310

Segment result
Segment result	(14,943,789)	(2,904,561)	(17,848,350)	(39,256)	(17,887,606)
Intersegment elimination			2,550,596	—	2,550,596

Loss before income tax			(15,297,754)	(39,256)	(15,337,010)

Segment assets and liabilities
Segment assets	27,550,373	563,354	28,113,727	22,500	28,136,227
Intersegment elimination			(280,146)	—	(280,146)

Total assets			27,833,581	22,500	27,856,081

Segment liabilities	25,654,616	14,889,584	40,544,200	3,381,799	43,925,999
Intersegment elimination			(13,967,411)	(3,199,839)	(17,167,250)

Total liabilities			26,576,789	181,960	26,758,749

Other segment information
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	881,351	80,145	961,496	—	961,496

Total Acquisitions			961,496	—	961,496

Depreciation and amortisation expense	78,059	105,309	183,368	1,469	184,837

Total depreciation and amortisation			183,368	1,469	184,837

Segment cash flow information
Net cash flows from operating activities	(6,510,489)	(945,850)	(7,456,339)	—	(7,456,339)
Net cash flows from investing activities	2,670,027	(66,131)	2,603,896	—	2,603,896
Net cash flows from financing activities	28,046,849	—	28,046,849	—	28,046,849
c. Notes to and forming part of the segment information
i.	Accounting policies
Segment information is prepared in conformity with the accounting policies of the entity as disclosed in Note 2 and AASB 114 Segment Reporting.
Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of operating cash, receivables, property, plant and equipment and goodwill and other intangible assets, net of related provisions. Segment liabilities consist primarily of trade and other creditors, employee benefits and provisions. Segment assets and liabilities do not include income taxes.
ii.	Inter-segment transfers
Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an “arm’s-length” basis and are eliminated on consolidation.

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2008
6. Revenue

	2008	2007	2006
	$	$	$

Contract Revenue	1,109,411	1,847,399	1,581,030
Interest Revenue	1,040,699	1,354,048	758,280
Other	51,221	3,934	—

	2,201,331	3,205,381	2,339,310

7. Expenses
Net loss attributable to members of the parent includes the following expenses:

			2008	2007	2006
	Note		$	$	$

Employee expenses
Wages and salaries			(3,566,615)	(3,531,444)	(4,077,717)
Termination benefits			—	(47,581)	(319,950)
Superannuation			(192,698)	(161,904)	(134,766)
Share-based payments	31	(d)	(36,832)	(136,549)	(358,686)
Directors fees			(250,215)	(297,608)	(412,572)
Other			(183,314)	(173,502)	(38,657)

Total employee expenses			(4,229,674)	(4,348,588)	(5,342,348)

Finance costs
Interest expense			(2,265,445)	(2,184,507)	(962,751)
Transaction cost amortisation			(865,465)	(865,465)	(288,488)
Accretion expense			(3,238,228)	(1,884,443)	(464,774)
Amortisation of options for short term loan			—	—	(467,000)

Total finance costs			(6,369,138)	(4,934,415)	(2,183,013)

Depreciation and Amortisation
Depreciation			(169,841)	(168,974)	(109,248)
Amortisation			(51,065)	(80,522)	(75,589)

Total depreciation and amortisation			(220,906)	(249,496)	(184,837)

Rental expense relating to operating leases
Minimum lease payments			(464,163)	(449,439)	(590,197)

Total lease payments			(464,163)	(449,439)	(590,197)

Impairment expense
Impairment of floating rate notes	10		(769,200)	(220,800)	—

			(769,200)	(220,800)	—

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2008
8. Income tax
a. Income tax expense

	2008	2007	2006
	$	$	$

Current tax benefit	(2,640,250)	(2,976,306)	(2,300,203)
Deferred tax benefit	(334,330)	81,032	(64,275)
Adjustment for prior years	(235,758)	—	2,364,478
Deferred tax assets not recognised	3,210,338	2,895,274	—

	—	—	—

b. Numerical reconciliation of income tax expense to prima facie tax payable

Loss before income tax	(10,656,003)	(9,998,150)	(15,337,010)

Tax at the Australia tax rate of 30% (2006:30%)	(3,196,801)	(2,999,445)	(4,601,103)

Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Research and development accounting costs	273,383	297,809	269,897
Research and development tax concession received	(102,519)	(117,086)	(102,632)
Entertainment	1,007	873	2,131
Fair value movement in embedded derivative	(1,086,205)	(726,416)	636,416
Non-deductible interest expense	148,571	51,664	—
Option costs expensed — employees	11,050	40,965	133,922
Options cost — Harmony	970,805	564,738	111,900
Borrowing costs accretion	6,129	(8,376)	367,240
Other	—	—	817,751

	(2,974,580)	2,895,274	(2,364,478)
Adjustment for prior years	(235,758)	(2,895,274)	—
Deferred tax assets not recognised	3,210,338	—	2,364,478

Income tax expense	—	—	—

c. Unrecognised temporary differences
i.	Temporary differences for which deferred tax assets or deferred tax liabilities have not been recognised.

	2008	2007	2006
	$	$	$

Sundry creditors and accruals	45,642	46,300	46,197
General accruals	687,885	—	—
Provision for doubtful debts	1,223,838	—	—
Employee entitlements	147,499	118,800	133,297
Asset retirement obligation	33,508	29,207	27,790
Lease make good	13,470	8,802
Deferred rent	46,355	68,267	77,950
S40-880 costs	460,845	866,140	1,193,090
Patent costs	3,986,834	3,870,873	3,562,600
Borrowing costs	311,111	777,778	—
Losses available for offset against future income	67,436,505	58,635,673	48,714,653

Gross deferred income tax assets	74,393,492	64,421,120	53,755,577
Deferred tax liabilities	—	—	—
Foreign exchange differences	(744,610)	29,903	236,093
Interest receivable on available-for-sale financial assets	(53,200)	(1,400)	(102,540)

	73,595,682	64,449,623	53,889,130

Potential tax benefit @ 30%	22,078,705	19,334,887	16,166,739

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2008
8. Income tax (cont.)
c. Unrecognised temporary differences (cont.)
ii.	Temporary differences for which deferred tax assets or deferred tax liabilities have not been recognised in relation to potential capital loss items.

	2008	2007	2006
	$	$	$

Provision — investment in ProCam Machine LLC	1,917,387	1,917,387	1,917,387
Intercompany receivables	—	—	—
Fair value movement in Available-for-Sale financial assets	—	—	2,080
Impairment — Available-for-sale financial assets	990,000	220,800	—

	2,907,387	2,138,187	1,919,467

Potential tax benefit @ 30%	872,216	641,456	575,840

d.	Tax losses
The Group has the following tax losses arising in Australia and United States federal and state net operating loss carry-forwards:

	2008	2007	2006
	$	$	$

Australian tax losses	49,244,958	40,579,789	32,377,936
United States federal net operating loss carry-forwards	19,284,262	14,651,197	15,538,802
United States state net operating loss carry-forwards	14,693,549	11,031,293	11,548,201
Australian tax losses are available indefinitely for offset against future taxable profits subject to satisfying the relevant income tax loss carry forward rules.
The U.S. federal and state net operating loss carry-forwards expire at various dates through 2027 and 2012, respectively.
9. Current assets — Cash and cash equivalents

	2008	2007	2006
	$	$	$

Cash at bank and on hand	1,571,292	1,727,548	1,097,448
Short term deposits	6,000,000	13,000,000	22,732,819

	7,571,292	14,727,548	23,830,267

i.	Cash at bank and on hand
These accounts earn interest at standard business banking operating account rates with a weighted average interest rate at 31 December 2008 of 4.2%.
ii.	Short term deposits
These deposits have terms of less than 3 months and are bearing floating interest rates at commercial rates with a weighted average interest rate at 31 December 2008 of 6.5%.
iii.	Trust Deed minimum cash levels
Under the terms of the Trust Deed the total amount of cash held in the Group’s bank accounts and in marketable securities must not fall below the following minimum cash levels:

Period to:	31 Dec 2006	30 Jun 2007	31 Dec 2007	30 Jun 2008	31 Dec 2008
Minimum balance	$22.5m	$19.5m	$15.0m	$12.5m	$7.5m
The balances were maintained at all times throughout the period. There are no further financial covenants beyond 31 December 2008.
Available-for-sale financial investments are included as marketable securities.

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2008
10. Current assets — Available-for-sale financial investments

	2008	2007	2006
	$	$	$

Floating rate notes:
Opening fair value	779,200	2,002,080	5,056,140
Disposal of investments	—	(1,001,040)	(3,019,480)
Net movement in equity on revaluation	—	(1,040)	(34,580)
Impairment loss	(769,200)	(220,800)	—

Closing Fair Value	10,000	779,200	2,002,080

These securities have a call date of June 2009 and final maturity date of June 2014 if not called by the issuer. All securities at closing date were issued in May 2006. The Company does not intend to hold the securities until maturity. Interest is paid quarterly in arrears and the securities can be redeemed upon three days notice subject to market liquidity.
The floating rate Note is structured with 135 equally weighted entities. Its exposure to credit risk is limited to 8 default events over the term of the note, meaning upon the 9th default event the capital component of the Note is not recoverable. The Note matures in 2014. During the year the portfolio incurred 5 default events. This not only eroded market liquidity for the Note but increased the probability that the capital component of the Note would not be recovered.
The fair value of the Note provided by the custodian reflects these default events. The Company has recognised this significant decrease in value as an impairment expense due to the number and combination of available information on the notes including the size of the fair value decrease, the downgrading in credit rating of the Note and the disappearance of an active market for this type of an instrument. Refer to Note 4 (b) for further information.
11. Current assets — Trade and other receivables

		2008	2007	2006
	Note	$	$	$

Trade receivables		1,402,883	762,625	154,321
Other receivables		18,988	4,144	120,013
Security deposits	(i)	480,798	—	—
Goods and services tax recoverable		51,898	65,576	46,061
Interest receivable		53,200	1,400	102,540
Research and development tax concession receivable		—	390,286	—
Prepayments		336,663	339,187	350,195
Provision for doubtful debts		(1,223,838)	—	—

		1,120,592	1,563,218	773,130

(i)	Represents restricted cash deposits held as security for operating and finance lease commitments.
The other categories within trade and other receivables do not contain impaired assets and are not past due. Based on the credit history of these other classes, it is expected that these amounts will be received when due.
Other receivables generally arise from transactions outside the usual operating activities of the Group. Interest may be charged at commercial rates where the terms of repayment exceed six months. Collateral is not normally obtained.

	2008	2007	2006
	$	$	$

Opening balance	—	—	—
Provision created	(1,223,838)	—	—

Closing balance	(1,223,838)	—	—

The provision created relates to a single customer of the Group who is significantly outside terms. The full balance of the debt is not outside terms however in discussions with the customer, they have provided strong indications of their intention not to pay as well as an inability to repay all debts to the Group.
The Group has since initiated legal action against the customer in accordance with the provisions provided for dispute resolution contained in the contract. The Group is seeking immediate payment of the full receivable balance plus additional expenses and compensation. The receivable recognised in the financial statements is for the contract receivable only.

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2008
12. Non-current assets — Trade and other receivables

		2008	2007	2006
	Note	$	$	$

Trade receivables	(i)	—	480,145	—
Security deposits	(ii)	34,202	507,757	510,795
Related party receivables:				—
Due from controlled entities	(iii)	—	—	—
Provision for impairment		—	—	—
Due from wholly owned entities	(iii)	—	—	—
Provision for impairment		—	—	—

		34,202	987,902	510,795

(i)	Due at various intervals from January 2009 to June 2009.

(ii)	Represents restricted cash deposits held as security for operating and finance lease commitments.

(iii)	No fixed receivables terms, amounts are due on demand but not expected to be settled within 12 months.

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2008
13. Non-current assets — Property, plant and equipment

	Leasehold	Plant and	Leased plant
	improvements	equipment	and equipment	Total
	$	$	$	$

At 1 January 2006
Cost	63,384	492,216	—	555,600
Accumulated depreciation	(43,314)	(280,657)	—	(323,971)

Net book amount	20,070	211,559	—	231,629

Year ended 31 December 2006
Opening net book amount	20,070	211,559	—	231,629
Additions	183,629	334,490	306,180	824,299
Disposals	(73,173)	(245,522)	—	(318,695)
Depreciation charge	(30,459)	(78,789)	—	(109,248)

Closing net book amount	100,067	221,738	306,180	627,985

At 1 January 2007
Cost	113,903	467,786	306,180	887,869
Accumulated depreciation	(13,836)	(246,048)	—	(259,884)

Net book amount	100,067	221,738	306,180	627,985

Year ended 31 December 2007
Opening net book amount	100,067	221,738	306,180	627,985
Additions	81,588	91,058	27,393	200,039
Disposals	(117)	(2,673)	—	(2,790)
Depreciation charge	(49,830)	(85,932)	(33,212)	(168,974)

Closing net book amount	131,708	224,191	300,361	656,260

At 1 January 2008
Cost	188,536	517,510	333,573	1,078,279
Accumulated depreciation	(56,828)	(293,319)	(33,212)	(422,019)

Net book amount	131,708	224,191	300,361	656,260

Year ended 31 December 2008
Opening net book amount	131,708	224,191	300,361	656,260
Additions	—	23,774	—	23,774
Disposals	—	(1,839)	—	(1,839)
Depreciation charge	(57,955)	(72,796)	(39,090)	(169,841)

Closing net book amount	73,753	173,330	261,271	508,354

At 31 December 2008
Cost	188,536	534,595	333,573	1,056,704
Accumulated depreciation	(114,783)	(361,265)	(72,302)	(548,350)

Net book amount	73,753	173,330	261,271	508,354

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2008
14. Non-current assets — Intangible assets

	Software	Goodwill	Total
	$	$	$

At 1 January 2006
Cost	122,889	1,861,726	1,984,615
Accumulated depreciation	(70,951)	(27,574)	(98,525)
Accumulated impairment loss	—	(1,834,152)	(1,834,152)

Net book amount	51,938	—	51,938

Year ended 31 December 2006
Opening net book amount	51,938	—	51,938
Additions	137,197	—	137,197
Disposals	(1,722)	—	(1,722)
Depreciation charge	(75,589)	—	(75,589)

Closing net book amount	111,824	—	111,824

At 1 January 2007
Cost	211,204	1,861,726	2,072,930
Accumulated amortisation	(99,380)	(27,574)	(126,954)
Accumulated impairment losses	—	(1,834,152)	(1,834,152)

Net book amount	111,824	—	111,824

Year ended 31 December 2007
Opening net book amount	111,824	—	111,824
Additions	42,847	—	42,847
Amortisation charge	(80,522)	—	(80,522)

Closing net book amount	74,149	—	74,149

At 1 January 2008
Cost	254,051	1,861,726	2,115,777
Accumulated amortisation	(179,902)	(27,574)	(207,476)
Accumulated impairment losses	—	(1,834,152)	(1,834,152)

Net book amount	74,149	—	74,149

Year ended 31 December 2008
Opening net book amount	74,149	—	74,149
Additions	—	—	—
Disposals	—	—	—
Amortisation charge	(51,065)	—	(51,065)

Closing net book amount	23,084	—	23,084

At 31 December 2008
Cost	131,982	1,861,726	1,993,708
Accumulated amortisation	(108,898)	(27,574)	(136,472)
Accumulated impairment losses	—	(1,834,152)	(1,834,152)

Net book amount	23,084	—	23,084

All capitalised software represents externally acquired software with a useful life of between 2 and 5 years amortised on a straight line basis.
No research and development costs have been capitalised as product maturation is still within the research stage, Refer Note 2 (0) (ii).

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2008
15. Current liabilities — Trade and other payables

	2008	2007	2006
	$	$	$

Trade payables	105,618	228,679	272,627
Deferred revenue	—	1,326,985	620,483
Accrued payables	1,011,320	1,013,648	1,011,203

	1,116,938	2,569,312	1,904,313
Related party payables:
Directors fees payable *	12,500	35,833	38,212

	1,129,438	2,605,145	1,942,525

*	Refer Note 23(d) for further details.
16. Current liabilities — Conversion derivative

	2008	2007	2006
	$	$	$

Balance at beginning of year	5,963,793	10,811,057	—
Initial Valuation	—	—	6,584,036
Conversion of convertible notes to shares	(155,177)	(2,425,876)	(242,021)
Fair value movement	(3,620,682)	(2,421,388)	4,469,042

Balance at end of year	2,187,934	5,963,793	10,811,057

The fair value movement represents the movement in the fair value of the liability arising from the ability of noteholders to convert their notes to shares. Refer to note 4 (a) for further information.
17. Current liabilities — Interest bearing loans and borrowings

		2008	2007	2006
	Note	$	$	$

Obligations under finance leases	(i)	203,699	63,907	50,335
Convertible notes	(ii)	16,263,964	12,664,510	12,926,837
Other loan	(ii)	2,236,034	213,030	252,204

		18,703,697	12,941,447	13,229,376

(i)	Secured (see Note 11), matures 2009. See Note 19 for non-current details.

(ii)	Unsecured, matures 2009.
i.	Convertible Notes
The Company issued 203,703,704 10% coupon convertible notes to existing shareholders at the rate of one convertible Note for every 2.675 existing shares to raise $27.5 million on 1 September 2006 under a renounceable rights issue. The issue was not fully subscribed by existing share holders and Harmony Investment Fund Limited or its nominees (“Harmony”) acquired 81.6% of the issue. This issue was made together with the offer of one new share option for every two convertible notes allotted, which resulted in 101,852,055 listed options being granted. In addition, 10 million options were issued to Harmony in consideration of a short term working capital loan and 65 million were issued as payment for Harmony’s commitment to underwrite the transaction under the Facilitation Agreement.
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

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2008
17. Current liabilities — Interest bearing loans and borrowings (cont.)

	2008	2007	2006
	$	$	$

Balance at beginning of year	12,664,510	12,926,837	—
Fair value of new issues	—	—	12,579,524
Accretion expense	3,236,015	1,882,440	460,955
Transaction cost amortisation	865,465	865,465	288,488
Conversion of convertible notes to shares	(502,026)	(3,010,232)	(402,130)

Balance at end of year	16,263,964	12,664,510	12,926,837

	2008	2007	2006
	Number	Number	Number

Balance at beginning of year	152,656,884	197,282,070	—
New issues	—	—	203,703,704
Conversion of convertible notes to shares	(5,072,755)	(44,625,186)	(6,421,634)

Balance at end of year	147,584,129	152,656,884	197,282,070

18. Current liabilities — Provisions

		Onerous Lease
	Make Good	Contracts	Payroll	Total
	$	$	$	$

Carrying amount at 1 January 2008	29,205	154,157	118,799	302,161
Additional provisions recognised	—	—	220,216	220,216
Amounts used during the year	—	—	(191,516)	(191,516)
Foreign Exchange movements	2,090	41,418	—	43,508
Unwinding and discount rate adjustment	2,213	—	—	2,213

Carrying amount at 31 December 2008	33,508	195,575	147,499	376,582

i.	Make good provision
A provision is recognised to restore leased premises to their original condition as required by the lease agreements. The amount recognised represents the present value of the estimated cost to restore the premises. The provision has been calculated using a pre-tax discount rate of 11.035%.
ii.	Onerous Lease Contract
Due to the sale of the assets of ProCam Machine LLC in 2005, the company ceased using the premises in Seattle WA, United States at that time. The Company then commenced discussions with the lessor who has indicated that they are prepared to terminate the lease early. The lease for these premises expired in June 2007 and to date the negotiations have not been finalised.
iii.	Payroll
A provision has been recognised for payroll liabilities that include amounts payable for leave entitlements loaded for on costs.
iv.	Amounts not expected to be settled within 12 months
The current provision for Onerous Lease Contracts represents a present obligation on the Group, however, based on past experience the Group does not expect to settle this amount within the next 12 months.

	Amounts expected	Amounts expected
	to be settled	to be settled
	within 12 Months	after 12 Months
	$	$
Onerous lease contracts	—	195,575

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2008
19. Non-current liabilities — Interest bearing loans and borrowings

	2008	2007	2006
	$	$	$

Obligations under finance leases	16,783	215,036	255,845

	16,783	215,036	255,845

Finance leases have a lease term of 3 years with no option to renew the leases or purchase the assets at the completion of the lease term. Some finance leases are secured through a cash deposit, see notes 11 and 12.

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2008
20. Contributed equity

	2008	2007	2006
	$	$	$

Ordinary shares — issued and fully paid	66,209,718	65,428,400	59,985,634

Movement in ordinary share capital

				Issue	Value
	Note	Date	Number of shares	price	$

Closing Balance		31/12/2005	521,970,978		56,559,039
Settle employee bonus		21/02/2006	89,396	$0.280	25,031
Shares issued through plan	(i)	22/05/2006	22,648,691	$0.133	3,010,000
Transaction costs on share issue	(i)	22/05/2006			(268,696)
Exercise listed options	(ii)	19/09/2006	23,249	$0.150	3,487
Exercise listed options	(ii)	20/09/2006	561	$0.150	84
Exercise listed options	(ii)	21/09/2006	431	$0.150	65
Exercise listed options	(ii)	26/09/2006	1,870	$0.150	281
Exercise listed options	(ii)	28/09/2006	6,315	$0.150	947
Exercise listed options	(ii)	29/09/2006	3,220	$0.150	483
Conversion of notes	(iii)	02/10/2006	7,881,096	$0.110	652,575
Exercise listed options	(ii)	05/10/2006	982	$0.150	147
Exercise listed options	(ii)	09/10/2006	328	$0.150	49
Exercise listed options	(ii)	16/10/2006	115	$0.150	17
Exercise listed options	(ii)	25/10/2006	1,870	$0.150	281
Exercise listed options	(ii)	03/11/2006	12,292	$0.150	1,844

Closing Balance		31/12/2006	552,641,394		59,985,634
Exercise listed options	(ii)	04/01/2007	758	$0.150	119
Conversion of notes	(iii)	04/01/2007	1,706,709	$0.135	205,359
Exercise listed options	(ii)	16/01/2007	12,173	$0.150	1,826
Conversion of notes	(iii)	16/01/2007	14,518,842	$0.135	1,746,974
Conversion of notes	(iii)	17/01/2007	14,000,000	$0.135	1,684,545
Exercise listed options	(ii)	19/01/2007	10,983	$0.150	1,647
Exercise listed options	(ii)	24/01/2007	3,127	$0.150	469
Exercise listed options	(ii)	08/03/2007	4,684	$0.150	703
Exercise listed options	(ii)	14/03/2007	7,760	$0.150	1,164
Conversion of notes	(iii)	01/04/2007	4,807,843	$0.135	595,354
Exercise listed options	(ii)	19/04/2007	850	$0.150	128
Exercise listed options	(ii)	29/05/2007	603	$0.150	90
Conversion of notes	(iii)	14/06/2007	8,775,000	$0.120	986,406
Exercise listed options	(ii)	26/06/2007	3,188	$0.150	478
Conversion of notes	(iii)	01/07/2007	136,913	$0.120	14,246
Exercise listed options	(ii)	25/07/2007	94	$0.150	14
Conversion of notes	(iii)	01/10/2007	2,049,658	$0.110	203,244

Closing Balance		31/12/2007	598,680,579		65,428,400
Conversion of notes	(iii)	01/04/2008	7,683,897	$0.060	470,479
Shares issued to employees	(i)	04/04/2008	160,000	$0.060	9,600
Shares issued to consultant	(i)	04/04/2008	1,908,573	$0.060	114,514
Conversion of notes	(iii)	01/07/2008	1,890,000	$0.050	76,028
Conversion of notes	(iii)	01/10/2008	3,232,203	$0.040	110,697

Closing Balance at 31/12/2008		31/12/2008	613,555,252		66,209,718

(i)	Shares issued to employees.

(ii)	Issued under the 2006 Renounceable Rights Issue Prospectus.

(iii)	Convertible notes issued under the 2006 Renounceable Rights Issue Prospectus converted at the lesser of $0.135 or 90% of the volume weighted average price of shares during the 30 business days immediate preceding the conversion date.

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2008
20. Contributed equity (cont.)
Movement in listed options

	Note		Number of options

At 1 January 2006			—
Issued under Renounceable Rights Issue	(i	)	101,852,055
Issued as payment for transactions costs	(i	)	65,000,000
Issued as payment for Facilitation Agreement			10,000,000
Exercise of options			(51,231)

At 31 December 2006			176,800,824
Exercise of options			(44,220)

At 31 December 2007			176,756,604

Exercise of options			—

At 31 December 2008			176,756,604

(i)	Issued under the terms of the 28 July 2006 Renounceable Rights Issue Prospectus.
21. Reserves

	2008	2007	2006
	$	$	$

Unlisted option reserve	2,233,829	2,221,417	2,084,868
Share based payment reserve	14,820	—	—
Listed option reserve	6,893,566	6,893,566	6,893,566
Revaluation Reserve			2,080
Accumulated translation reserve	(106,801)	(68,559)	(84,572)

	9,035,414	9,046,424	8,895,942

Movements:

Unlisted option reserve
Balance at 1 January	2,221,417	2,084,868	1,726,182
Expenses recognised	12,412	136,549	358,686

Balance at 31 December	2,233,829	2,221,417	2,084,868

Share based payment reserve
Balance at 1 January	—	—	—
Expenses recognised	14,820	—	—

Balance at 31 December	14,820	—	—

Listed option reserve			—
Balance at 1 January	6,893,566	6,893,566	6,893,566

Balance at 31 December	6,893,566	6,893,566	6,893,566

Revaluation reserve
Balance at 1 January	—	2,080	36,660
Net gains	—	—	(34,580)
Realised gains	—	(1,040)	—
Net movement on revaluation	—	(1,040)	—

Balance at 31 December	—	—	2,080

Accumulated translation reserve
Balance at 1 January	(68,559)	(84,572)	(94,785)
Currency translation differences	(38,242)	16,013	10,213

Balance at 31 December	(106,801)	(68,559)	(84,572)

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2008
21. Reserves (cont.)
Nature and purpose of reserves
i.	Unlisted options reserve
The options reserve is used to record the share options issued to Directors, employees and consultants.
ii.	Share based payments reserve
The share based payments reserve is used to record the shares granted but not yet issued to Directors, employees and consultants.
iii.	Listed options reserve
The listed options reserve is used to record the receipt on allotment of listed options issued under the renounceable rights issue.
v.	Revaluation reserve
The revaluation reserve is used to record the gain or loss on available-for-sale financial investments.
vi.	Accumulated translation reserve
The accumulated translation reserve is used to record the exchange differences arising from the translation of the financial statements of foreign subsidiaries whose functional currencies are different from the parent.
22. Accumulated losses

	2008	2007	2006
	$	$	$

Balance at 1 January	(77,782,394)	(67,784,244)	(52,447,234)
Net loss	(10,656,003)	(9,998,150)	(15,337,010)

Balance at 31 December	(88,438,397)	(77,782,394)	(67,784,244)

23. Key management personnel disclosures
a.	Key management personnel compensation

	2008	2007	2006
	$	$	$

Short-term employee benefits	1,414,357	1,649,029	2,111,346
Post-employment benefits	68,494	56,206	75,907
Termination benefits	—	—	304,140
Share-based payments	10,595	92,448	263,085

	1,493,446	1,461,173	2,754,478

b.	Equity instrument disclosures relating to key management personnel
i.	Options provided as remuneration and shares issued on exercise of such options
During the financial year no options were granted to Directors in respect of Directors Fees for the 2008 financial year and no options were granted or issued to executives as equity compensation for services performed in the 2008 year.

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2008
23. Key management personnel disclosures (cont.)
b.	Equity instrument disclosures relating to key management personnel (cont.)
ii.	Option holdings
The numbers of options over ordinary shares in the company held during the financial year by each director of Metal Storm Limited and other key management personnel of the Group, including their personally related parties, are set out below.
2008

	Balance at start of	Granted as		Balance at end of	Vested and
Name	the year	compensation	Exercised	the year	exercisable	Unvested

Directors
TJ O’Dwyer	33,819	—	—	33,819	33,819	—
L J Finniear	1,000,000	—	—	1,000,000	1,000,000	—
J M Crunk	—	—	—	—	—	—
P D Jonson	—	—	—	—	—	—
J R Nicholls	—	—	—	—	—	—
T W Tappenden	—	—	—	—	—	—

Other key management personnel of the group
P R Wetzig	—	—	—	—	—	—
B I Farmer	—	—	—	—	—	—
P D Faulkner	200,000	—	—	200,000	200,000	—
D M Pashen	—	—	—	—	—	—
J Cronin	200,000	—	—	200,000	200,000	—

	1,433,819	—	—	1,433,819	1,433,819	—

All vested options are exercisable at the end of the year.
2007

	Balance at start of	Granted as		Balance at end of	Vested and
Name	the year	compensation	Exercised	the year	exercisable	Unvested

Directors
TJ O’Dwyer	33,819	—	—	33,819	33,819	—
L J Finniear	—	1,000,000	—	1,000,000	500,000	500,000
J M Crunk	—	—	—	—	—	—
P D Jonson	—	—	—	—	—	—
J R Nicholls	—	—	—	—	—	—
B S McComish	—	—	—	—	—	—

Other key management personnel of the group
P R Wetzig	—	—	—	—	—	—
B I Farmer	—	—	—	—	—	—
P D Faulkner	200,000	—	—	200,000	200,000	—
J Cronin	200,000	—	—	200,000	200,000	—
J D MacDonald	500,000	—	—	500,000	500,000	—
G L Bergeron III	250,000	—	—	250,000	250,000	—

	1,183,819	1,000,000	—	2,183,819	1,683,819	500,000

All vested options are exercisable at the end of the year.

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2008
23. Key management personnel disclosures (cont.)
b. Equity instrument disclosures relating to key management personnel (cont.)
ii.	Option holdings (cont.)
2006

	Balance at			Balance
	start of the	Granted as		at end of the	Vested and
Name	year	compensation	Exercised	year	exercisable	Unvested

Directors
T J O’Dwyer	—	—	33,819	33,819	33,819	—
W A Downing	3,400,000	490,000	—	3,890,000	1,390,000	2,500,000
D A Smith	—	625,000	—	625,000	625,000	—
D L Alspach	1,350,000	450,000	—	1,800,000	1,800,000	—
B S McComish	—	—	—	—	—	—
J M Crunk	—	—	—	—	—	—
P D Jonson	—	—	—	—	—	—
J R Nicholls	—	—	—	—	—	—

Other key management personnel of the group
I A Gillespie	1,100,000	—	—	1,100,000	1,100,000	—
J D MacDonald	500,000	—	—	500,000	500,000	—
G L Bergeron III	250,000	—	—	250,000	250,000	—
P D Faulkner	—	200,000	—	200,000	125,000	75,000
J Cronin	200,000	—	—	200,000	200,000	—
J C Chahansky	—	75,000	—	75,000	75,000	—

	6,800,000	1,840,000	33,819	8,673,819	6,098,819	2,575,000

iii.	All vested options are exercisable at the end of the year.

iv.	Share holdings
The numbers of shares in the Company held during the financial year by each director of Metal Storm Limited and other key management personnel of the Group, including their personally related parties, are set out below.
2008

	Balance at	Changes	Balance at
	start of the	during the	end of the
	year	year	year

Directors
T J O’Dwyer	180,855	—	180,855
L J Finniear	—	—	—
J M Crunk	—	—	—
P D Jonson	340,000	340,000	680,000
J R Nicholls	—	—	—
T W Tappenden	—	—	—

Other key management personnel of the group
P R Wetzig	400	—	400
B I Farmer	—	100,000	100,000
P D Faulkner	—	—	—
D M Pashen	—	100,000	100,000
J Cronin	—	—	—

	521,255	540,000	1,061,255

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2008
23. Key management personnel disclosures (cont.)
b. Equity instrument disclosures relating to key management personnel (cont.)
iv.	Share holdings (cont.)
2007

	Balance at	Changes	Balance at
	start of the	during the	end of the
	year	year	year

Directors
T J O’Dwyer	180,855	—	180,855
L Finniear	—	—	—
J M Crunk	—	—	—
P D Jonson	340,000	—	340,000
J R Nicholls	—	—	—
B S McComish	—	—	—

Other key management personnel of the group
P R Wetzig	400	—	400
B I Farmer	—	—	—
P D Faulkner	—	—	—
J Cronin	—	—	—
J D MacDonald	—	—	—
G L Bergeron III	—	—	—

	521,255	—	521,255

2006

	Balance at	Changes	Balance at
	start of the	during the	end of the
	year	year	year

Directors
T J O’Dwyer	63,611	117,244	180,855
W A Downing	500,000	—	500,000
D A Smith	—	—	—
D L Alspach	—	—	—
B S McComish	—	—	—
J M Crunk	—	—	—
P D Jonson	—	340,000	340,000
J R Nicholls	—	—	—
Other key management personnel of the group
I A Gillespie	—	89,396	89,396
J D MacDonald	—	—	—
G L Bergeron III	—	—	—
P D Faulkner	—	—	—
J Cronin	—	—	—
J C Chahansky	—	—	—

	563,611	546,640	1,110,251

c. Loans to key management personnel
There were no loans to key management at 31 December 2008 or 31 December 2007.

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2008
23. Key management personnel disclosures (cont.)
d. Other transactions and balances with key management personnel
i.	Directors’ fees
At 31 December the following Directors’ fees were payable to directors in relation to the financial year then ended:

	2008	2007	2006
	$	$	$

T J O’Dwyer	—	6,666	6,666
J M Crunk	—	10,000	14,879
P D Jonson	—	15,000	—
J R Nicholls	12,500	4,167	—
T W Tappenden	—	—	—
B S McComish			1,667
D L Aslpach			15,000

	12,500	35,833	38,212

24. Remuneration of auditors
During the year the following fees were paid or payable for services provided by the auditor of the Company, its related practises and non-related firms:
a. Audit Services

	2008	2007		2006
	$	$		$

PricewaterhouseCoopers
Audit and review of financial reports	445,330	332,000		—
Non-PricewaterhouseCoopers
Audit and review of financial reports	—	353,458	i	387,550	ii

	445,330	685,458		387,500

i.	Relates to audit services performed during 2007 for the 2006 financial year.

ii.	Includes audit services performed during 2006 for the 2005 financial year plus some 2006 audit services.
b. Non-audit Services

	2008	2007	2006
	$	$	$

PricewaterhouseCoopers
Non-audit services	70,750	—	132,726

	70,750	—	132,726

25. Commitments
a. Operating leases
Future minimum rental payments under non-cancellable operating leases as at 31 December are as follows:

	2008	2007	2006
	$	$	$

Within one year	442,874	443,858	459,785
After one year but not more than 5 years	161,771	476,093	966,503
More than 5 years	—	—	—

Total minimum lease payments	604,645	919,951	1,426,288

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2008
25. Commitments (cont.)
b. Finance leases
The Company has finance leases contracts for workshop equipment and demountable buildings with a carrying amount of $244,932 (2007: $300,361). These lease contracts expire within 3 years with no option to renew the leases or purchase the assets at the completion of the lease term. Refer to notes 13, 17 and 19 for further details.
Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

	2008		2007		2006
		Present		Present		Present
	Minimum	value of	Minimum	value of	Minimum	value of
	lease	lease	lease	lease	lease	lease
	payments	payments	payments	payments	payments	payments
	$	$	$	$	$	$

Within one year	219,517	203,699	84,626	63,907	76,533	50,335
After one year but not more than 5 years	19,594	16,783	232,487	215,036	286,075	255,845
Total minimum lease payments	239,111	220,482	317,113	278,943	362,608	306,180
Less amounts representing finance charges	(18,629)	—	(38,170)	—	(56,428)	—

	220,432	220,432	278,943	278,943	306,180	306,180

26. Related party transactions
a. Inter-company loans
Loans made to controlled entities, including wholly owned subsidiaries, outstanding at 31 December 2008 totalled $20,849,181. At 31 December 2007 these totalled $18,175,243. Loans were non-interest bearing and had no set repayment terms. At year end a provision for diminution in value has been taken up to the amount of $20,849,181.
The expense recorded in the financial statements of the Company to 31 December 2008 was $2,161,184 and to 31 December 2007 was $1,797,973.
During the year Backwell Lombard Capital Pty Ltd, of which T J O’Dwyer is a principal, were appointed to undertake consultancy work. Fees paid to Backwell Lombard Capital Pty Ltd during 2008 totalled $90,000 for services performed.
There have been no other related party transactions between the company and its Directors or Key Management Personnel, or ‘close members’ of their family, or any entities that they control, jointly control or significantly influence that require disclosure in the financial report under accounting standard AASB 124.
27. Subsidiaries

	Country	Percentage of equity held by the
	of	Group			Investment
	Incorporation	2008	2007	2006	2008	2007	2006

Metal Storm Inc.	USA	49%	49%	49%	2,920	2,920	2,920
ProCam Machine LLC	USA	100%	100%	100%	—	—	—
Metal Storm USA Limited	USA	100%	100%	100%	—	—	—
Digigun LLC	USA	100%	100%	100%	—	—	—
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

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2008
28. Events occurring after the balance sheet date
On 2 January 2009, Metal Storm Limited repaid a $2,000,000 short term loan in accordance with the repayment terms of that agreement.
On 2 January 2009, 2,159,403 convertible notes were converted into 7,287,985 ordinary shares in accordance with the terms of the convertible notes Trust Deed.
On 3 February 2009, Metal Storm certified its 3 shot grenade launcher for safe man-firing.
On 4 February 2009 Metal Storm Inc commenced proceedings against Starchase for breaching terms of contract and failure to pay outstanding monies.
On 15 June 2009 Metal Storm commenced a Share Purchase Plan (SPP). The SPP remained open until 3 July 2009 and raised $2.6 million. The ability to use the proceeds of the SPP is contingent upon obtaining noteholder and shareholder approval of the amendments to the convertible note trust deed. This meeting has been called for the 31 July 2009 and the SPP funds will be held in trust until the completion of that meeting. The approval of the amendments to the convertible note trust deed requires approval of 75% of noteholders. Metal Storm has received advice from the largest noteholder, who holds 66% of outstanding notes, that they intend to vote in favour of the resolution.
On 17 June 2009, Metal Storm issued a notice of meeting to Convertible Noteholders to be held on 31 July 2009 proposing to amend the existing terms of the Convertible Notes Trust Deed. The main amendments to the convertible notes terms are the extension of the maturity date from 1 September 2009 to 1 September 2011, and the creation of a new class of note that holds a fixed and floating charge over the assets of the Company but does not bear interest. Noteholders who elect to hold the secured notes will also receive five (5) options for each seven (7) secured notes that they hold. These options have an exercise price of A$0.001 and expire on 1 September 2011.
On 30 June 2009, Metal Storm issued a Notice of Meeting to Shareholders to be held on 31 July 2009 proposing to amend the existing terms of the Convertible Notes Trust Deed. The amendments to the Trust Deed are the same as those outlined for the Noteholder meeting.
On 1 July 2009, Metal Storm was awarded a contract by the United States Army Joint Munitions and Lethality Contracting Center valued at US$514,709. The contract will incorporate advanced optical fuzing components into a 40mm warhead.
29. Reconciliation of loss after income tax to net cash inflow from operating activities

	2008	2007	2006
	$	$	$

Net Loss	(10,656,003)	(9,998,150)	(15,337,010)
Adjustments for:
Depreciation and amortisation	220,906	249,496	184,837
Amortisation of options issued for short term loan	—	—	467,000
Accretion expense	3,236,015	1,884,443	757,866
Amortisation of transaction costs	865,465	865,465	—
Net loss on disposal of plant and equipment	1,159	—
Net loss on disposal of intangible assets	—	—	1,722
Foreign exchange differences	(132,150)	17,495	10,213
Fair value of services paid for via issue of options	12,412	136,549	358,686
Fair value of services paid for via issue of shares	138,935	—	25,031
Fair value adjustment to conversion derivative	(3,620,682)	(2,421,388)	4,469,042
Fair value adjustment to available-for-sale assets	—	(2,080)	(34,580)
Impairment loss on available-for-sale assets	769,200	220,800	—
Interest received	(1,040,700)	(1,354,047)	(758,280)
Other	—	758	607

Changes in assets and liabilities:
(Increase) / decrease in trade and other receivables	1,445,602	(1,379,346)	275,352
(Increase) / decrease in prepayments	2,524	11,009	956,889
(Decrease) / increase in trade and other payables	(1,475,708)	662,620	431,492
(Decrease) / increase in provisions	74,421	(139,836)	164,549
(Decrease) / increase in other liabilities	(21,910)	(9,684)	570,245

Net cash used in operating activities	(10,180,514)	(11,255,896)	(7,456,339)

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2008
30. Earnings per share
a. Basic and diluted earnings per share

	2008	2007	2006
	$	$	$

Loss for the year from continuing operations	(10,656,003)	(9,998,150)	(15,297,754)
Loss for the year attributable to members of the parent	(10,656,003)	(9,998,150)	(15,337,010)

Basic and diluted earnings per share from continuing operations (cents per share)	(1.75)	(1.69)	(2.84)
Basic and diluted earnings per share (cents per share)	(1.75)	(1.69)	(2.85)
b. Weighted average number of shares used as the denominator

	2008	2007	2006
	Number	Number	Number

Weighted average number of ordinary shares for basic and diluted earnings per share	607,713,288	590,721,934	537,796,067
c. Information concerning the classification of securities
The following table summarises the convertible notes, listed options and unlisted options that were not included in the calculation of weighted average number of ordinary shares because they are anti-dilutive.

	2008	2007	2006
	Number	Number	Number

Convertible notes	147,584,129	152,656,884	173,478,153
Listed options	176,756,604	176,756,604	176,800,824
Unlisted options	18,989,688	18,569,688	18,100,938
31. Share-based payments
a. Employee share option plan
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
b. Options issued under the constitution
The Board issues options not pursuant to the Employee Share Option Plan as part of executive and senior employee remuneration packages. Inclusion of options as part of a remuneration package is at the absolute discretion of the Board. Each employment contract or offer letter contains the specific details of the employees’ entitlement to options issued in this manner. Specifically the number of options the employee is entitled to, the exercise price, the vesting date and the expiry date of the options are all outlined in the employee contract.

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2008
31. Share-based payments (cont.)
b. Options issued under the constitution (cont.)
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
Option exercise price — as per option terms.
Share price — share price at grant date of the option.
The following table illustrates the number and weighted average exercise price (WAEP) of share options granted during the year under the constitution.

	2008		2007		2006
	Number	WAEP	Number	WAEP	Number	WAEP
Outstanding at the beginning of the year	19,044,688	0.30	18,100,938	0.31	15,463,938	0.30
Granted during the year	—	—	1,000,000	0.19	3,547,500	0.40
Expired during the year	(55,000)	0.54	(56,250)	0.54	(910,500)	0.57

Outstanding at the end of the year	18,989,688	0.30	19,044,688	0.30	18,100,938	0.31

Exercisable at the end of the year	18,989,688	0.30	13,207,188	0.41	11,313,438	0.42
No unlisted options were exercised during the period.

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2008
31. Share-based payments (cont.)
b. Options issued under the constitution (cont.)
The outstanding balance at 31 December is represented by:

	Exercise Price	2008	2007	2006
Expiry Date	$	Number	Number	Number

06 February 2007	0.556	—	—	12,500
14 April 2007	0.556	—	—	12,500
14 September 2007	0.556	—	—	12,500
14 December 2007	0.556	—	—	12,500
31 December 2007	0.040	—	—	6,250
31 March 2008	0.556	—	12,500	12,500
04 June 2008	0.388	—	5,000	5,000
30 June 2008	0.556	—	12,500	12,500
30 September 2008	0.556	—	12,500	12,500
31 December 2008	0.556	—	12,500	12,500
14 January 2009	0.400	125,000	125,000	125,000
02 February 2009	0.400	100,000	100,000	100,000
16 February 2009	0.400	14,438	14,438	14,438
24 February 2009	0.400	81,250	81,250	81,250
10 March 2009	0.400	8,250	8,250	8,250
31 March 2009	0.400	62,500	62,500	62,500
05 April 2009	0.400	29,500	29,500	29,500
14 April 2009	0.400	1,100,000	1,100,000	1,100,000
10 May 2009	0.400	25,000	25,000	25,000
08 June 2009	0.400	25,000	25,000	25,000
21 June 2009	0.400	3,225,000	3,225,000	3,225,000
21 June 2009	1.100	40,000	40,000	40,000
21 June 2009	1.150	200,000	200,000	200,000
30 June 2009	0.400	62,500	62,500	62,500
05 July 2009	0.400	75,000	75,000	75,000
14 July 2009	0.400	125,000	125,000	125,000
04 September 2009	0.400	31,250	31,250	31,250
30 September 2009	0.400	62,500	62,500	62,500
14 October 2009	0.400	125,000	125,000	125,000
24 November 2009	0.400	6,250	6,250	6,250
04 December 2009	0.400	31,250	31,250	31,250
07 December 2009	0.400	12,500	12,500	12,500
31 December 2009	0.400	150,000	150,000	150,000
18 March 2010	0.400	20,000	20,000	20,000
31 March 2010	0.400	200,000	200,000	200,000
21 June 2010	0.400	578,750	578,750	578,750
24 June 2010	0.400	1,990,000	1,990,000	1,990,000
30 June 2010	0.400	200,000	200,000	200,000
30 September 2010	0.400	200,000	200,000	200,000
31 December 2010	0.400	218,750	218,750	218,750
31 March 2011	0.400	193,750	193,750	193,750
28 April 2011	0.400	940,000	940,000	940,000
30 June 2011	0.400	818,750	818,750	818,750
02 July 2011	0.010	5,000,000	5,000,000	5,000,000
30 September 2011	0.400	125,000	125,000	125,000
27 October 2011	0.400	506,250	506,250	506,250

Metal Storm Limited
Notes to the financial statements (continued)
31 December 2008
31. Share-based payments (cont.)
b. Options issued under the constitution (cont.)

	Exercise Price	2008	2007	2006
Expiry Date	$	Number	Number	Number

31 December 2011	0.400	193,750	193,750	193,750
08 March 2012	0.180	1,000,000	1,000,000	—
31 March 2012	0.400	193,750	193,750	193,750
30 June 2012	0.400	193,750	193,750	193,750
30 September 2012	0.400	193,750	193,750	193,750
31 December 2012	0.400	168,750	168,750	168,750
31 March 2013	0.400	168,750	168,750	168,750
30 June 2013	0.400	168,750	168,750	168,750

		18,989,688	19,044,688	18,100,938

There are currently no options issued under the ESOP.
c. Shares issued at the discretion of the Board
The Board issues shares at their absolute discretion to employees as part of executive and employee remuneration packages.
The fair value of employee benefits are estimated at grant date based on the Company’s share price on that day.
d. Expenses arising from share based payment transactions

	2008	2007	2006
	$	$	$

Options expense	12,412	136,549	358,686
Shares granted but not yet issued to employees	14,820	—	—
Shares granted and issued to employees	9,600	—	—

	36,832	136,549	358,686

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

1.1	Constitution of Metal Storm*

4.1	[not used]

4.2	[not used]

4.3	DSTO Technology License Agreement dated April 20, 2001, as amended (portions omitted pursuant to a request for confidential treatment; non-public information has been filed with the SEC)*

4.4	Employment Agreement of Dr. Lee Finniear***

4.5	Letter of Offer to Peter D. Faulkner***

4.6	Employment Agreement of Brett Farmer

4.7	Employment Agreement of David Pashen

4.8	Employment Agreement of Dr. Joe Cronin***

4.9	[not used]

4.10	Discretionary Share Option Scheme*

4.11	Convertible Note Trust Deed dated July 11, 2006***

8.0	List of Subsidiaries of Metal Storm Limited

12.1	Certification by the Chief Executive Officer of Metal Storm Limited in accordance with Section 302 of the Sarbanes-Oxley Act

12.2	Certification by the Chief Financial Officer of Metal Storm Limited in accordance with Section 302 of the Sarbanes-Oxley Act

13.1	Certification by the Chief Executive Officer in accordance with Section 906 of the Sarbanes-Oxley Act

13.2	Certification by the Chief Financial Officer in accordance with Section 906 of the Sarbanes-Oxley Act

*	Incorporated by reference from our Registration Statement on Form 20-F filed on December 12, 2001, File No. 000-31212.

**	Incorporated by reference from our annual report on Form 20-F filed on July 17, 2006.

***	Incorporated by reference from our annual report on Form 20-F filed on May 18, 2007.