Form 20-F
period 2009-12-31
METAL STORM LTD  /ADR/
filed 2010-07-15
CIK 1119775

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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
791,858,986 Fully Paid Ordinary Shares
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
Yes ☐   No ☑
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☑	Other ☐
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
     For your convenience, we have translated some Australian dollar amounts into U.S. dollar amounts at the noon buying rate in The City of New York for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”). On July 9, 2010, the noon buying rate for Australian dollars into U.S. dollars was A$1.00 = US$0.8753.
     The following table contains information for the noon buying rate for the Australian dollar into U.S. dollars for the periods indicated.

	At
	Period	Average
	End	Rate(1)	High	Low
Year ended December 31,

2005	0.7342	0.7620	0.7974	0.7261
2006	0.7884	0.7582	0.7914	0.7056
2007	0.8776	0.8444	0.9369	0.7724
2008	0.6983	0.8499	0.9797	0.6073
2009	0.8979	0.7988	0.9293	0.6301
Month
January 2010	0.8873	0.9127	0.9306	0.8873
February 2010	0.8961	0.8857	0.8994	0.8617
March 2010	0.9169	0.9123	0.9225	0.8997
April 2010	0.9306	0.9262	0.9359	0.9170
May 2010	0.8491	0.8713	0.9255	0.8172
June 2010	0.8480	0.8539	0.8818	0.8192

(1)	Determined by averaging noon buying rates on the last day of each full month during the period.
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
     Commencing with fiscal years beginning on or after January 1, 2005, Australian companies such as Metal Storm must comply with Australian Accounting Standards, which are equivalent to International Financial Reporting Standards (“IFRS”). This annual report is prepared in accordance with IFRS and interpretations adopted by the International Accounting Standards Board.
     Our financial statements for 2009, 2008, 2007, 2006 and 2005 have been prepared in Australian dollars and in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).
     Our selected financial data set forth below are presented in accordance with IFRS. Statement of Comprehensive Income data for the years ended December 31, 2009, 2008 and 2007 and the Statement of Financial Position data as at December 31, 2009, 2008 and 2007 have been derived from our audited financial statements, which are included elsewhere in this annual report.

	As of and for the year ended December 31,
	2009	2008	2007	2006	2005
	A$	A$	A$	A$	A$
Income Statement data in accordance with IFRS:
Revenue	1,112,481	2,201,331	3,205,381	2,339,310	830,645
Expenses	(6,670,590)	(6,488,196)	(8,269,116)	(15,454,051)	(10,107,359)
Loss before finance costs and tax from continuing operations	(5,558,109)	(4,286,865)	(5,063,735)	(13,114,741)	(9,276,714)
Finance costs	(5,749,555)	(6,369,138)	(4,934,415)	(2,183,013)	(35,496)
Income tax	—	—	—	—	—
Loss after tax from continuing operations	(11,307,664)	(10,656,003)	(9,998,150)	(15,297,754)	(9,312,210)
Loss after tax from discontinued operation	—	—	—	(39,256)	(1,602,390)
Loss attributable to members of the parent	(11,307,664)	(10,656,003)	(9,998,150)	(15,337,010)	(10,914,600)
Basic and diluted loss per share(1)	(0.0161)	(0.0162)	(0.0156)	(0.0242)	(0.0191)
Weighted average ordinary number of shares outstanding	701,839,327	658,320,401	641,329,047	588,403180	572,578,091
Balance Sheet data in accordance with IFRS:
Total current assets	376,634	8,701,884	17,069,966	26,605,477	7,115,554
Total assets	829,640	9,267,524	18,788,277	27,856,081	7,429,721
Total current liabilities	20,006,958	22,397,651	21,812,546	26,424,955	1,564,696
Long term obligations (including finance leases)	23,686	63,168	283,301	333,794	85,163
Total liabilities	20,030,644	22,460,789	22,095,847	26,758,749	1,649,859
Contributed equity	70,075,033	66,209,718	65,428,400	59,985,634	56,559,039
Total equity	(19,201,004)	(13,193,265)	(3,307,570)	1,097,332	5,779,862
Other financial data:
Dividends per share	—	—	—	—	—

(1)	Net loss per ordinary share — basic and diluted is calculated as net loss for the period divided by adjusted weighted average number of ordinary shares outstanding for the same period. The number of ordinary shares outstanding is adjusted to include ordinary shares subsequently issued for no consideration.

B. Capitalization and Indebtedness
     Not applicable.
C. Reasons for Offer and Use of Proceeds
     Not applicable.
D. Risk Factors
There is substantial doubt regarding Metal Storm’s ability to continue as a going concern.
     In order to meet Metal Storm’s objectives to develop, manufacture and market commercial products effectively, we will require additional funding until such time that product sales are of sufficient volume to generate positive cash flows from operations. This has taken longer and has cost more than originally anticipated. Based on the expected levels of operating expenditures, in order to continue its operations, Metal Storm will likely require additional capital.
     In December 2009, Metal Storm entered into an agreement with GEM Global Yield Fund Ltd (“GEM”) for an equity line of credit facility for the sum of A$20.2 million (the “GEM Equity Line Facility”). The GEM Equity Line Facility yielded significantly lower funding than anticipated due to a variety of issues, including a condition requiring us to enter into a share lending agreement with a third party share lender in respect of each proposed drawdown, and we have agreed with GEM to terminate the facility. To replace the facility, we entered into an agreement in June 2010 with Dutchess Opportunity Fund II LP (“Dutchess”) for an equity line of credit facility for the sum of A$25.0 million (the “Dutchess Equity Line Facility”). The Dutchess Equity Line Facility allows Metal Storm to drawdown sums of money in cycles of up to five trading days and issue ordinary shares to Dutchess as consideration. The amount of each drawdown is variable and initiated at the discretion of Metal Storm. However, under the facility agreement, we are required to obtain shareholder approval by September 30, 2010 to issue the remaining shares owed to Dutchess with respect to the commitment fee and for the issue of future shares under the Dutchess Equity Line Facility. Until we obtain shareholder approval, the amount of a drawdown is limited to A$100,000 and if we are unable to obtain shareholder approval, the Dutchess Equity Line Facility will terminate. Additionally, even upon obtaining shareholder approval, the funds to be received under the Dutchess Equity Line Facility are expected to be less than our historical operating cash requirements. As a result, additional sources of capital may be required in order to continue operations.
     There can be no assurance that we will be able to raise sufficient capital to continue our operations. If we are unsuccessful in our efforts to obtain sufficient financing to continue to fund our current operations, we will be required to significantly reduce or cease operations altogether. Accordingly, there exists a substantial doubt about Metal Storm’s ability to continue as a going concern. If we do not have reasonable grounds to believe that we will be successful in our efforts to obtain sufficient financing to continue to fund our operations, we will be required to appoint an administrator under Australia’s bankruptcy system.
     If we are unable to raise additional capital when required, there would be substantial doubt as to whether Metal Storm would continue as a going concern and, therefore, whether Metal Storm would realize the value of its assets and extinguish its liabilities in the normal course of business and at the amounts in the financial statements. No adjustments have been made to the financial statements relating to the recoverability and classification of the assets carrying amounts or classification of liabilities that might be necessary should Metal Storm not continue as a going concern.
We may be required to redeem convertible notes before maturity, which redemption could cause us to become insolvent.
     In September 2006, we raised A$27.5 million under a rights offer of unsecured convertible notes (“Rights Offer”) in Australia and New Zealand. The convertible notes were due to mature in September 2009 but were subsequently extended upon the agreement and approval by our noteholders and shareholders to September 2011, at which time Metal Storm must repay the face value of any convertible notes unless a noteholder has elected to convert them into ordinary shares. In connection with the Rights Offer, Metal Storm entered into a Trust Deed, which was amended and restated in July 2009 (the “Trust Deed”). On the occurrence of a default event under the Trust Deed, Metal Storm must, if required by the trustee, redeem all convertible notes outstanding by payment of the face value of the convertible note together with all accrued but unpaid interest.
     In the event of early redemption of the convertible notes, Metal Storm would have to raise funds to meet such obligations. It is likely that it will not be able to do so in a timely manner, or at all, in which case Metal Storm could become insolvent.
We may need additional capital and may not be able to raise additional capital on favorable terms, if at all.

     Metal Storm will likely require additional capital in the near term to fund product development programs. In addition, we may seek to exploit business opportunities that will require us to raise additional capital from equity or debt sources. In particular, developing and commercializing new technology and products to develop our business could require a significant commitment of additional resources that could, in turn, require us to obtain additional funding. We may also require further funds to pursue regulatory clearances, prosecute and defend our intellectual property rights, develop marketing capabilities and fund operating expenses.
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
     We have incurred operating losses in each year since our inception. We had net losses of A$11.3 million, A$10.7 million and A$10.0 million for the years ended December 31, 2009, 2008 and 2007 respectively. We expect to incur additional operating losses over the next few years. Our profitability is dependent on our ability, alone or with others, to complete the successful product engineering of our technology, obtain any required regulatory clearances, and commercialize our products. We cannot be certain if or when we will achieve profitability or positive cash flow.
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
     Products to be manufactured using our technology may also be subject to government regulation, including regulations governing use, specification, manufacture, handling, disposal, packaging, labeling, transport and import/export in Australia, the United States and in each of the countries into which such products are intended to be exported. See Item 4B “Information on Metal Storm — Business Overview—Regulation” for a discussion of government regulations that we are subject to in Australia and the United States.
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
     The ordinary shares of Metal Storm are quoted on the Australian Securities Exchange and our American Depositary Shares, also referred to ADSs, are registered and trade on the over-the-counter (OTC) market in the United States. As a result, our share price will be subject to the numerous influences that may affect both the broad trend in the local and international share market and the share prices of individual companies and sectors. Investors should recognize that the price of ordinary shares and options in Metal Storm may fall as well as rise. Our share price has been and is likely to continue to be volatile, particularly due to our relatively limited trading volume. Our share price could fluctuate significantly due to a number of factors, including:
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
     Our major shareholder, James Michael O’Dwyer, beneficially owns 8% of Metal Storm’s ordinary shares. If this shareholder sells a significant number of shares, any such sale could cause volatility in our share price. In addition, a significant number of shares could be issued upon conversion of the convertible notes and the exercise of options issued to Noteholders in September 2006. See Item 7A — “Major Shareholders and Related Party Transactions — Major Shareholders”.
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

     While we do not believe Metal Storm was a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in 2009, we believe Metal Storm was a PFIC in 2000, 2002, 2003, 2004, 2005, 2006 and 2008. Metal Storm could be a PFIC again in 2010.
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
     In anticipation of our initial public offering in Australia, we effected a 21.4 to 1 stock split in March 1999 that increased our issued capital from 3,750,002 to 80,250,042 ordinary shares. In June 1999, we raised A$12 million in an initial public offering in Australia by offering and selling 4,000,000 ordinary shares at an issue price of A$3.00 per share. Our ordinary shares were quoted on the Australian Securities Exchange in July 1999 under the symbol “MST.” In May 2000, we effected a 5 to 1 stock split, thereby increasing our issued capital from 84,250,042 to 421,250,210 ordinary shares.

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
     In July 2008, we delisted our ADSs from the NASDAQ Capital Market and moved trading of our ADSs back to the over-the-counter market under the symbol “MTSXY”.
     In July 2009, we raised A$2.6 million through a share purchase plan available only to shareholders resident in Australia and New Zealand.
     In December 2009, we entered into the GEM Equity Line Facility Agreement for A$20.2 million that is available over three years. To replace the GEM Equity Line Facility Agreement, we entered into the Dutchess Equity Line Facility Agreement in June 2010 for A$25.0 million that is available over three years.
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
     In addition, we pursue contracts with military customers and major defense contractors where our unique stacked projectile launching technology and component weapon systems can be applied for specific end-user requirements and/or where these contracts may open up opportunities for Metal Storm weapon sales.
     In recent years, we have seen a significant increase in U.S. military interest in less-lethal weapons technology. Giving the soldier the option to respond to a threat with lethal or less-lethal force when placed in complex urban conflict or peacekeeping missions may reduce civilian casualties. Our multi-barrel stacked round weapons can provide instantly selectable lethal or less-lethal munitions, giving a clear advantage to Metal Storm in this emerging market.
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

     Engineering
     Aware of the potential funding challenges in 2009, we adopted a hiring freeze. During 2009, we lost five engineering staff through attrition, which reduced our overall engineering capacity by almost 25%. While this increased the pressure on the remaining staff and the projects, it was necessary to conserve costs. We were nevertheless able to continue to progress product development while also enhancing the existing engineering, configuration and change control processes that are essential to a successful, certifiable outcome.
     In accordance with our Joint Collaboration Agreement with STK, its ballistics engineers, safety and certification specialists, manufacturing facilities and firing ranges provided key assistance to our engineering operations during 2009.
     Systems safety testing and documentation formed a significant component of the work performed by Metal Storm engineers and STK specialists in 2009. This work is essential to ensure that Metal Storm weapons can pass stringent safety qualification requirements before being fielded with military forces.
     In parallel with this, our U.S. based engineering team continued to advance the MAUL™, FireStorm™ and less lethal munitions development in harmony with its U.S. military contract obligations. Particular highlights were the redesign of FireStorm™ and its range of less lethal munitions to provide 12 barrels to suit the U.S. Marines’ MPM program requirements, and on time, on budget completion of the MAUL™ development contract for the Office of Naval Research.
     Business Development
     Our business development strategy has been expanded. Rather than focusing primarily on winning commercial contracts for systems that employ Metal Storm technology, greater marketing and business development effort is now being focused on creating and winning opportunities to sell quantities of 3GL, FireStorm™ and MAUL™ for trial and later deployment.
     The sales cycle for weapons acquisition can be short or significant depending on the particular customer and his procurement processes. Larger volume orders tend to have longer lead times, which is why we are focusing on trying to get Metal Storm systems into the early stages of the procurement processes, when requirements are defined.
     The majority of our business development effort is in the United States, where there is a substantial defence research and development industry. In addition, opportunities are being sought in the Middle East, Asia and Europe.
     We have also expanded our market scope to include law enforcement and homeland security agencies, particularly for the MAUL™ and the less-lethal applications of FireStorm™.
     As a key element of our business development approach, we regularly conduct live fire trials and demonstrations to showcase the technical and operational capabilities of our products.
     During 2009, we continued to reinforce our U.S. and international exposure through conferences and trade shows, including IDEX (Abu Dhabi), NDIA, (U.S.) National Guard Show (U.S.), Modern Day Marine Show (U.S.), the Association of the U.S. Army Exposition (U.S.), and the International Association of Chiefs of Police Conference (U.S.). With the first weapons nearing qualification, shaping the global market continues to be an important step in the sales process.
     Technology
     Metal Storm’s core technology is an electronically initiated, stacked projectile launching system that removes the mechanisms and shortens the time normally required to fire projectiles by conventional means. Effectively, the only parts that move in Metal Storm’s technology during firing are the projectiles contained within the barrels. Multiple projectiles are stacked one behind the other in the barrel and the technology allows each projectile to be fired sequentially from the barrel by electronic initiation of the propellant load.
     Metal Storm’s weapons can produce semi-automatic or automatic fire without the need for a traditional ammunition feed or ejection system. Barrels can be effectively grouped in multiple configurations to meet a diversity of applications.
     Metal Storm’s technology is ideally suited to the new generation of ‘network centric’ weapons that are designed to fully integrate with today’s digitally controlled battlefield. Importantly, Metal Storm—enabled systems are capable of local or remote operation through computerized fire control systems and integrate well with the control systems of Unmanned Vehicles.

     Metal Storm’s technology achieves its performance by enabling numerous projectiles to be stacked in a barrel. Each projectile has its own propellant load, and its patented design allows the leading projectile to be reliably fired without causing unplanned blow-by ignition of the following projectiles, and without collapse of the projectile column in the barrel.
     Our technology has the following features and benefits:
•	electronically programmable rates of fire from single shots to ultra-rapid rates;

•	no moving parts, resulting in increased reliability and availability because there is less maintenance required and decreased possibility of malfunction;

•	increased firepower to weight ratio resulting in a lighter weapon system with greater firepower compared to conventional systems;

•	modular pods that could operate as a complete weapons system in one container;

•	digital electronic operation;

•	ideally suited to mounting on robotic and remotely operated platforms

•	the potential of grouping multiple calibres and multiple lethalities in one gun system allowing the user to vary the use to a specific situation; and

•	numerous hybrid configurations and Special Forces applications.
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
     We are actively developing and/or are in the process of certifying the following products:
•	3GL — semi-automatic three shot 40mm modular underbarrel grenade launcher;

•	FireStorm™ — four barrel 16 shot 40mm remotely operated weapon system;

•	MAUL™ — semi automatic 18mm (12 gauge) multi-shot accessory under-barrel launcher; and

•	A range of 40mm and 18mm lethal and less-lethal ammunition.
     In conjunction with Electro Optic Systems Limited (“EOS”), we have also developed Redback™, a fast four barrel 16-shot 40mm remotely operated weapons system. The Redback™ system is particularly suited to convoy protection and is designed to be capable of defending against rocket-propelled grenade (“RPG”) attacks. During 2009, Metal Storm performed only limited development on Redback™, as most of Metal Storm’s initial development goals had been reached, and EOS target acquisition and tracking components were being developed by EOS. However, technology developed for Redback™ has also been incorporated into FireStorm™. It is expected that further work on Redback™ will be done once a specific customer is identified and contracted, whereupon the product would be tailored to suit particular customer needs.
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
     Development of the 3GL has been underway for over two years. Key achievements during 2009 included:
•	successfully certifying the weapon for shoulder firing with non-explosive rounds;

•	conducting shoulder fired, rapid-fire demonstrations to over 400 U.S. military and related U.S. arms industry representatives at Nellis Air Force Base, Nevada;

•	conducting shoulder fire demonstrations of the 3GL under-slung on an M16 assault rifle;

•	design and fabrication of a new compact 3GL variant for close quarter urban combat that can be fitted to a broader range of assault rifles;

•	successfully completing a substantial number of pre-qualification tests, including endurance fire testing where 200 rounds were fired without cleaning the weapon.
     Redback™
     The Redback™ weapons system is a multi-barrelled pod that is designed to detect a target, slew into position, and be fired at extremely high speeds. The system includes detection, acquisition and tracking electronics that are ultimately aimed at protecting vehicles from incoming rocket-propelled grenade attacks. Unlike other anti-RPG systems, Redback™ could be used as a conventional weapon for engaging conventional targets.
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

     Key achievements during 2009 included:
•	participation in the Modern Day Marine Exposition Robot Rodeo integrated on an iRobot Warrior platform;

•	expansion of the weapons pod to 12 barrels for increased volume of fire;

•	development of an enhanced less lethal capability;

•	Conceptual development of a FireStorm system specifically for the Marine Corps Transparent Armor Gun Shield; and

•	participation in the 2009 Empire Challenge at China Lake Naval Base.
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
     The MAUL™ was first conceived under a contract with the U.S. Marines Warfighting Laboratory. A proof gun and 600 munitions were delivered to the U.S. Marines in May 2008. The gun was successfully demonstrated at a public firing at the National Defense Industrial Association (NDIA) show in Dallas, Texas in the same month. In June 2008, the Office of Naval Research awarded a US$936,695 contract to Metal Storm Inc. to continue the development of the MAUL™ and demonstrate a fully operational unit on an M4 rifle by May 2009. The demonstration occurred as scheduled in May 2009.
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
     In October 2007 Metal Storm entered into a memorandum of understanding with iRobot, a worldwide leader in the supply of military robots. The FireStorm weapon has been integrated with the iRobot Warrior robot. This was successfully demonstrated to both the U.S. Army and U.S. Navy proving its ability to deliver 40mm less-lethal and lethal rounds from a remote robotic platform.
     Metal Storm continues to pursue opportunities for the application of its technology to unmanned robotic platforms.
     Ammunition

     A number of ammunition natures for Metal Storm 40mm and 18mm systems have been under development.
     40mm lethal ammunition
     The low velocity 40mm lethal round program is designed for full integration of the ammunition with the 3GL and FireStorm™ weapon systems, and on completion will allow us to demonstrate the enhanced capability of 3 rounds of high explosive warheads being man fired from a 3GL.
     40mm less-lethal ammunition
     The challenge with less-lethal projectiles is to keep weight down to maintain a less than lethal outcome, while also incorporating the additional Metal Storm ignition and propellant systems within the projectile itself. Three main types of less-lethal 40mm ammunition have been developed and are undergoing testing. Blunt impact sponge rounds were successfully test fired at the beginning of 2008 and continue to be developed. Frangible nose blunt impact chemical dispersion rounds have also been adapted for Metal Storm launchers. These rounds combine single target blunt impact with an area dispersion of an irritant or marker dye. Finally a chemical payload round was adapted for delivering tear gas or other payloads in stacked munition Metal Storm launchers. The latter two round types were delivered as ammunition with FireStorm™ for the Marine Corps Systems Command Market Research Demonstration, and all have been successfully demonstrated at other test firings.
     18mm (12 gauge) ammunition
     Ammunition development for the MAUL™ is essential for the commercial success of the weapon. Metal Storm developed and tested munitions technology to launch stacked FRAG 12 door breaching grenades from the MAUL™. Additional 18mm MAUL™ munitions being developed include solid projectile, and blunt impact less lethal rounds. Several other projectile natures are currently being evaluated for adaption to the MAUL™.
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
     U.S. Marine Corps — Mission Payload Module — Non-lethal Weapon System
     In April 2010, Metal Storm was awarded a US$1.5 million contract by the U.S. Marine Corps for its Mission Payload Module — Non-lethal Weapon System, which is a new weapon system designed to provide the Marine Corps with improved counter-personnel capabilities. The weapon would launch a new non-lethal ammunition to incapacitate personnel through light, sound and pressure stimuli. It would provide a longer range, greater area coverage, extended duration, and better scalability of effects than current non-lethal weapon systems. The weapon could be used for controlling crowds, denying/defending areas, controlling access and engaging threats. It could incapacitate its targets and provide increased stand-off distance for the protection of friendly forces.
     The initial award is a cost plus fixed fee contract for the technology development phase, which will evaluate demonstrated payload effectiveness, munitions fusing/functioning and weapon platform capability. This contract is to be delivered over 12 months.
     Commercial Contract — Design Support Services
     Under this contract, Metal Storm was providing design support and participating in a series of tests for a major defense contractor. The contract was awarded in late December 2007 and was completed in July 2009.

     U.S. Navy — Multi-Shot Accessory Underbarrel Launcher
     This contract is for the further development of the MAUL™. Under the contract, Metal Storm continued to develop a 12-gauge, Multi-shot Accessory Underbarrel Grenade Launcher (MAUL). The project extends the work performed previously under a contract with the U.S. Marine Corps. The contract commenced in June 2008 and was completed in September 2009.
     United States Army Joint Munitions and Lethality Contracting Center — Directional Fragmentation and Advanced Fuzing project
     This contract is to develop and demonstrate new and innovative technologies that are capable of providing significant improvements in lethality over current inventory warheads by controlling the directionality of the fragmentation pattern. The project is due for completion in June 2010.
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
     Products to be manufactured using our technology may also be subject to government regulation. These may include regulations governing use, specification, manufacture, handling, disposal, packaging, labelling, transport and import and export in Australia and in each of the countries into which such products are intended to be exported.
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
     We aggressively pursue patent applications for new inventions. Since our inception, we have filed many patent applications, including, but not limited to, applications relating to:
•	stacked projectile delivery systems and stacked projectile weapon systems, in particular the sealing, reload and ignition thereof;

•	technology related to encoding weapons to permit authorized access only;

•	ammunition and projectiles;

•	electronic firing technology;

•	area denial;

•	fire fighting;

•	seismic testing;

•	multi-barrel systems;

•	fireworks;

•	missile defense and target interception;

•	directional control of missiles;

•	unmanned aerial vehicle weaponization;

•	adapting conventional munitions to Metal Storm configuration; and

•	selectable kinetic energy systems.
     As of December 31, 2009, we were maintaining:
•	31 granted U.S. patents and 14 pending U.S. patents including two allowed application;

•	26 granted Australian patents and 19 pending Australian patent applications; and

•	108 other patents granted outside the United States and Australia and 55 pending applications outside the United States and Australia, including 5 allowed applications (including 11 pending European Patent Convention applications).
     These patents have expiry dates between 2011 and 2027, but the majority expire between 2014 and 2023.
Raw Materials
     We use the following principal raw materials: aluminium, steel, steel alloys, graphite fiber, epoxy resins, adhesives, nitrates, propellants and general electronic materials. Such materials are easily obtained from a variety of sources and are generally readily available in the market. With the exception of aluminium and steel, the prices of such materials have not been subject to large fluctuations.
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
C. Organizational Structure
     Metal Storm Limited has a U.S. subsidiary, Metal Storm Inc., that has operations in Arlington, Virginia.
D. Property, Plant and Equipment
     We lease approximately 16,194 square feet of office and workshop space in Queensland, Australia. The annual gross rental payments are approximately A$138,144 payable in monthly instalments of approximately A$11,512. The lease expired on June 30, 2009 and we now lease the property month to month.

     We lease approximately 3,453 square feet of office space in Arlington, Virginia. The annual gross rent effective July 2010 is US$132,940, payable in monthly instalments of approximately US$11,078. The lease expires on June 30, 2013.
     We also lease 2,000 square feet of warehouse space in Chantilly, Virginia. The lease commenced in March 2009 and the effective annual gross rental is US$24,000, payable in monthly instalments of approximately US$2,000. The lease expired on June 30, 2010 and we now lease the property month to month.
Item 4A. Unresolved Staff Comments
     Not applicable.
Item 5. Operating and Financial Review and Prospects
     You should read the following discussion and analysis in conjunction with Item 3A “Key Information — Selected Financial Data” and our consolidated financial statements, the notes to the consolidated financial statements and other financial information appearing elsewhere in this annual report. The consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. In addition to historical information, the following discussion and other parts of this annual report contain forward-looking statements that reflect our plans, estimates, intentions, expectations and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. See Item 3D “Key Information — Risk Factors” and other forward-looking statements in this annual report for a discussion of some, but not all factors that could cause or contribute to such differences.
A. Operating Results
Overview
     We are a defense technology company that is involved in the research, development and commercialization of projectile launching systems that utilize electronically fired, “stacked projectile” technology. In 2009, we worked on a few contracts with the U.S. military and various private companies.
     In order to meet Metal Storm’s objectives to develop, manufacture and market commercial products effectively, we may require further funding until such time that product sales are of sufficient volume to generate positive cash flows from operations. This has taken longer and has cost more than originally anticipated. Based on the expected levels of operating expenditures, in order to continue its operations, Metal Storm will require additional capital. While Metal Storm has previously been successful in raising additional capital, there can be no assurance that we will be able to raise sufficient capital to continue our operations. If we are unsuccessful in our efforts to obtain sufficient financing to continue to fund our current operations, we will be required to significantly reduce or cease operations altogether.
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
     We have incurred net losses since our inception. We recognized a net loss of A$10.0 million, A$10.7 million and A$11.3 million in the years ended December 31, 2007, 2008 and 2009, respectively. Our accumulated losses from inception in 1994 to December 31, 2009 are A$99.7 million. We expect to incur further losses in the foreseeable future as we continue to invest in the research and development of our patented electronically initiated “stacked projectile” technology prior to entering into the commercialization phase. We expect that losses will fluctuate from period to period and that such fluctuations may be substantial as a result of, among other things, the results of our research and development programs, the number of future prototypes we produce and test and potential design changes required as a result of testing. We are approaching the latter stage of product development and do not expect any significant revenue from product sales until at least 2011. While there has been significant interest in our proof-of-concept demonstrations, we cannot give assurance that we will manufacture or sell our products successfully or ever achieve or sustain profitability.
Where We Derive Our Revenue
     In 2009 and 2008, our principal sources of revenue were construction contracts and interest income.
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
     We believe the following are our critical accounting policies that affect our more significant judgments and estimates used in the preparation of our financial statements. Refer to footnote 4 to our financial statements for further information.
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
     Rendering of services
     Revenue is recognized when key milestones or deliverables specified within each agreement are achieved and accepted by all parties to the agreement, no performance obligation with respect to the milestone or deliverables remains, the arrangement fee is fixed, and collectability is reasonably assured. For most of our contract service revenue arrangements, revenue is recognized upon delivery of a report summarizing the findings of specified research activities requested by our customers. For those contracts requiring acceptance of the delivery of our report by our customers, we recognize revenue upon receipt of written acceptance or payment in lieu of written acceptance.
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
Comparison of Annual Results of Operations
     2009 compared with 2008
     Revenue. Revenue decreased by A$1,088,850 from A$2,201,331 in 2008 to A$1,112,481 in 2009 predominately due to a reduction in interest revenue, which decreased from A$1,010,699 in 2008 to A$136,833 in 2009. The decrease in interest income was caused by lower cash balances in 2009.
     Expenses. Total expenses decreased by A$437,189 (3%) from A$12,857,334 in 2008 to A$12,420,145 in 2009. Significant movements in expenses were:
•	In 2009 we made substantial changes to the terms of the convertible notes issued in 2006, including extending the maturity date of our convertible notes from September 1, 2009 to September 1, 2011 and in some instances granting options and providing security in lieu of cash coupon payments. These changes called for an extinguishment of the original liability and recognition of a new liability, resulting in a gain on extinguishment of debt of A$2,467,609.

•	In 2009 we had a fair value movement loss of A$224,611 on the embedded derivative that reflects the movement in the fair value of the conversion option embedded in the convertible notes issued in 2006. In 2008, we had a fair value gain of A$3,620,682.

•	In 2008 we had an impairment expense of A$769,200 representing the decrease in fair value of floating rate notes that were held by Metal Storm. In 2009 these notes were sold at A$75,000 above their fair value recorded, which resulted in the reversal of impairment expenses of A$75,000.

•	Research and development expenses decreased by A$592,588 to A$976,994 in 2009 from A$1,569,582 in 2008. Reduced fees to external contractors is the predominate cause for the reduction in R&D expenses.
     Net Loss. As a result of the foregoing, our net loss increased from approximately A$10.7 million in 2008 to A$11.3 million in 2009. Due to our continuing losses, no income tax expense has been recognized.
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
     The effect of foreign currency translation is reported in note 22 to the financial statements as an accumulated translation reserve. At December 31, 2009, the impact of the foreign currency translation was an accumulated reserve of (A$65,278) compared to accumulated reserve balance of (A$106,801) at December 31, 2008. The fluctuations are caused by fluctuations in the exchange rate between the Australian dollar and the U.S. dollar. We have not entered into any hedging arrangements to mitigate the effects of currency fluctuations.
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
     The following table sets forth our consolidated cash flows for the past three years.

	Year ended December 31
	2009	2008	2007
	A$	A$	A$
Net cash used in operating activities	(8,704,228)	(10,180,514)	(11,255,896)
Net cash provided by investing activities	197,606	965,807	2,214,431
Net cash provided by financing activities	1,048,665	1,964,543	(59,772)
Effect of exchange rate changes on cash	(45,985)	93,908	(1,482)

Net movement in cash and cash equivalents	(7,503,942)	(7,156,256)	(9,102,719)

     Cash used in operating activities in each of the past three years consisted primarily of losses incurred in operations.
     In 2007, net cash provided by investing activities consisted of interest income on deposits and the sale of financial investments. Net cash provided by investing activities in 2008 and 2009 consisted predominantly of interest income on deposits.
     In 2007, financing activities consisted of the repayment of borrowings from short term loans. In 2008, financing activities consisted of borrowings in the form of short term loans. In 2009, financing activities consisted of stock issues and repayment of borrowings.
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
     In 2006, Metal Storm issued 203,703,704 convertible notes to existing shareholders in Australia and New Zealand at the rate of one convertible note for every 2.674 existing ordinary shares held to raise gross proceeds of A$27.5 million. This Rights Offer was made concurrently with the offer of one new share option for every two convertible notes allotted, which resulted in

101,852,055 quoted options being granted. In addition, 10 million options were granted to Harmony Capital Partners Pte Ltd (“Harmony”) or its nominees in consideration for a short term working capital facility of A$5 million which was never drawn on by Metal Storm. A further 65 million options were issued to Harmony as payment for Harmony’s commitment to sub-underwrite the Rights Offer up to A$26.1 million. In July 2009, the term of the convertible notes was extended by two years to September 2011. In addition, the notes were bifurcated into secured and interest bearing tranches.
     The interest bearing convertible notes bear interest at the rate of 10% per annum on the face value of A$0.135 per convertible note over the term. Interest is payable quarterly in arrears. The maturity date of the convertible notes is September 1, 2011, at which time Metal Storm must repay the face value of A$0.135 per convertible note to the Noteholders, unless Noteholders have elected to convert some or all of their convertible notes into ordinary shares at a conversion price which is the lesser of A$0.135 or 90% of the volume weighted average price of Metal Storm’s ordinary shares during the 30 business days immediately preceding the conversion date. Noteholders can elect to convert some or all of their convertible notes into ordinary shares at the beginning of each quarter, at the maturity date and at certain other times.
     The secured convertible notes do not bear interest but hold a fixed and floating charge over the assets of Metal Storm. All other terms and conditions are the same as the interest bearing convertible notes.
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
     In addition, we borrowed A$326,714 from Backwell Lombard Capital under a non-interest bearing unsecured short term loan that has no fixed repayment date but is payable upon demand. We repaid A$50,000 during the first few months of 2010 leaving an unpaid balance of A$276,714. Backwell Lombard Capital is affiliated with one of our directors. See Item 7.B.
     Equity Line Facility Agreements
     In December 2009, we entered into an equity line of credit facility agreement with GEM Global Yield Fund Ltd in the amount of A$20.2 million. Under the GEM Equity Line Facility, we can initiate drawdowns at a frequency of up to one drawdown per 15 Australian business days and issue ordinary shares to GEM in consideration. Our first drawdown occurred in January 2010. See Item 10C “Additional Information — Material Contracts” for a summary of the agreement. As of June 30, 2010, we received A$1,012,226 from GEM and had issued 65,000,000 ordinary shares to GEM. We have agreed with GEM to terminate the facility as it has yielded significantly lower funding than had been anticipated.
     In June 2010, we entered into an equity line of credit agreement with Dutchess Opportunity Fund II LP for an amount of up to A$25.0 million to replace the existing facility with GEM. The Dutchess Equity Line Facility allows us to initiate drawdowns at a frequency of up to one drawdown per five trading days of the Australian Securities Exchange and issue ordinary shares to Dutchess in consideration. See Item 10C “Additional Information — Material Contracts” for a summary of the agreement.
     Other Material Commitments
     We had no material capital expenditures during the past two years and do not expect to incur any material capital expenditure in 2010. Refer to the table in Item 5-F “Operating and Financial Review and Prospects — Tabular disclosure of contractual obligations” for further details on commitments.
     Future Cash Needs
     We expect that operating expenses will continue to be the principal use of our cash resources. The Dutchess Equity Line Facility is expected to cover operating expenses for the next 36 months.
     In addition, we have issued shares and options to investors in private placements to meet our funding needs. In December 2009, we issued 17,142,857 and 18,750,000 ordinary shares in two separate issuances at a price of A$0.0175 and A$0.016 per share, respectively to an Asian investor, raising gross proceeds of A$300,000 for each issuance. We issued 12,500,000 ordinary shares to that same investor in January 2010 at a price of A$0.16 per share, raising gross proceeds of A$200,000 and issued a further 52,669,568 ordinary shares to that investor in March 2010 at a price of A$0.133 per share, raising gross proceeds of A$700,000. We issued 14,285,714 ordinary shares at a price of A$0.014 per share to that investor again in April 2010, raising gross proceeds of A$200,000. In connection with the share issuance, the Asian investor also received options to purchase 3,571,429 ordinary shares at an exercise price of A$0.01 per share. We also issued 15,306,122 ordinary shares at a price of A$0.0098 per share to the Asian investor again in June 2010, raising gross proceeds of A$150,000 and, in connection with the issuance, the investor also received options to purchase 3,061,244 ordinary shares at an exercise price of A$0.01 per share.

     In December 2009, we issued 6,666,666 ordinary shares at a price of A$0.015 per share to another foreign investor, raising gross proceeds of A$100,000. We also issued 10,204,081 ordinary shares at a price of A$0.0098 per share to that same investor again in June 2010, raising gross proceeds of A$100,000. In connection with the share issuance, the investor also received options to purchase 2,040,816 ordinary shares at an exercise price of A$0.01 per share.
     In March 2010, we issued 27,900,794 ordinary shares at a price of A$0.0143 to an Australian investor, raising gross proceeds of A$400,000.
     We will need to raise additional sources of funding to repay debt obligations, accelerate development and reduce the reliance on our current funding agreement and may seek it through equity or debt financings. The sale of additional equity or convertible debt could result in dilution to our shareholders. Additional debt would result in additional expenses and could result in covenants that would restrict our operations.
     Refer to Item 3D “Key Information — Risk Factors” for further information on Metal Storm’s capital requirements and substantial doubt over our ability to continue as a going concern.
C. Research and Development: Patents and Licenses
     Our primary activity since incorporation in 1994 has been the research and development of our technology. Expenditure on this activity, exclusive of labor costs, was A$1.0 million, A$1.6 million and A$1.7 million for the years ended December 31, 2009, 2008 and 2007, respectively inclusive of the tax concession for research and development. Our policy is to focus our research on selected internal product development projects as well as external development programs under which we work in collaboration with other parties. See Item 4B “Information on Metal Storm — Business Overview”.
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
E. Off-Balance sheet arrangements
     Not applicable.
F. Tabular disclosure of contractual obligations
     The following table summarizes our contractual obligations and commitments as of December 31, 2009:

	Payments due by period
	Total	Less Than	1 — 3	3 — 5	More than
	A$	1 Year	Years	Years	5 Years
Capital (finance) lease obligations	—	—	—	—	—
Operating lease obligations	138,494	138,494	—	—	—
Loans	326,714	326,714	—	—	—
Convertible Notes	19,239,143	—	19,239,143	—	—

Total	19,704,351	465,208	19,239,143	—	—

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
     The following people comprise our board of directors and executive officers:

Name	Position
Terence J. O’Dwyer	Chairman
John R. Nicholls	Director
Trevor W. Tappenden	Director
Dr. Lee J. Finniear	Chief Executive Officer and Managing Director
Brett I. Farmer	Chief Financial Officer
Peter D. Faulkner	General Manager — Metal Storm Inc.
David M. Pashen	Development Manager
Arthur Schatz	Vice President — Business Development
Peter R. Wetzig	Company Secretary
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
     John R. Nicholls. Mr. Nicholls was appointed as a Director in September 2006 pursuant to an agreement with Harmony Capital Partners Pte Limited who were sub-underwriters in connection with the Rights Offer. He has extensive experience in the Australian and international business communities with start-up and established companies, having held senior management positions and directorships for several Australian and international companies in the manufacturing, distribution, trading and merchant banking industries. He is a director of Nylex Limited and a former director of Brandrill Limited, each of which is listed on the Australian Securities Exchange.
     Trevor Tappenden. Mr Tappenden was appointed a Director in July 2008. He was a Partner in the firm of Ernst & Young, Australia from 1982 until 2003, specialising in Entrepreneurial Growth Companies as well as being the Melbourne Managing Partner from 1997 to 2001 and a Member of the firm’s Board of Partners. Mr Tappenden is also a director of Bionomics Limited (an ASX-listed company) as well as several government and education bodies.
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
     Arthur Schatz. Mr. Schatz was appointed Vice President — Business Development in January 2006. Prior to joining Metal Storm, he was Assistant Director, Defence Industry at the Australian Embassy in Washington, D.C., where he was provided assistance to the Australian defence industry in the United States.

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
B. Compensation
     In 2009, the aggregate remuneration we paid and that accrued to our directors and senior management was A$1,654,916.
     The remuneration and benefits paid to our directors and executive officers during 2009, on an individual basis, are set out in the table below.

	Short Term Employee Benefits				Post
	Salary &	Cash	Non Monetary		Employment	Share Based		Total	Performance
Name and	Fees	Bonus	Benefit	Other	Benefits	Payments	Termination	Remuneration	Related
Position	A$	A$	A$	A$	A$	A$	A$	A$	%
T.J. O’Dwyer Chairman (Non-Executive)	80,000	—	—	—	—	—	—	80,000	—
P.D. Jonson Director (Non-Executive) resigned Feb 2009	7,500	—	—	—	—	—	—	7,500	—
J.R. Nicholls Director (Non-Executive)	50,000	—	—	—	—	—	—	50,000	—
T.W. Tappenden Director (Non-Executive)	60,000	—	—	—	—	—	—	60,000	—

Total Non Executive Directors	197,500	—	—	—	—	—	—	197,500

L.J. Finniear Managing Director & Chief Executive Officer	320,000	186,400	—	—	45,576	—	—	551,976	33.8

Total Executive Directors	320,000	186,400	—	—	45,576	—	—	551,976	33.8

P.R. Wetzig Company Secretary	83,300	—	—	—	—	—	—	83,300	—
B.I. Farmer Chief Financial Officer	150,000	—	—	—	13,500	2,340	—	165,840	—
P.D. Faulkner Senior Vice President — Director of U.S. Operations	272,838	—	15,622	—	8,138	—	—	296,598	—
D.M. Pashen Development Manager	135,840	—	14,160	—	13,500	2,340	—	165,840	—
A.D. Schatz Vice President — Business Development	180,836	—	7,601	—	5,425	—	—	193,862	—

Total Other Key Management	822,814	—	37,383	—	40,563	4,680	—	905,440	—

Total Remuneration of Key Management Personnel	1,340,314	186,400	37,383	—	86,139	4,680	—	1,654,916	—

     During the year ended December 31, 2009, no options over ordinary shares were granted as equity remuneration benefits to directors and executives. The following shares were granted to directors and executives as equity compensation for services performed in the 2009 in accordance with employment contracts and letters of offer. These shares were not issued as part of an incentive plan.

	Value of shares	Number of shares
	granted	granted
	during the year	during the year
	A$	Number
B I Farmer	3,900	100,000
D M Pashen	3,900	100,000
     These shares were granted in 2008 and were issued in 2009.
C. Board Practices
     Under our constitution, our board of directors is required to be comprised of at least three directors. As of December 31, 2009, our board was comprised of four directors and is currently comprised of four directors. Our directors are elected to the board of directors for a three-year term and one-third of the directors retire by rotation at each annual general meeting of shareholders. Our Directors do not have fixed terms.
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
     The Nominations and Remuneration Committee reviews the compensation arrangements of all directors and executive officers on an annual basis and makes recommendations to the board. The Nominations and Remuneration Committee reviews and assesses the appropriateness of compensation arrangements of directors and executive officers by reference to relevant employment market conditions and with regard to performance based on set key performance indicators. Executive bonuses are linked to the achievement of pre-determined key performance indicators, and can also be granted based on the discretion of the Nominations and Remuneration Committee. In order to retain and attract executives of sufficient calibre to facilitate the efficient and effective management of our operations, the Nominations and Remuneration Committee seeks the advice of external advisers in connection with the structure of remuneration packages. It is the Nominations and Remuneration Committee’s policy that employment agreements are entered into with all executives.
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
D. Employees
     We employed 27 staff as at December 31, 2009. The following table provides a breakdown of our employees by main category of activity and geographic location.

	Queensland	Virginia
	Australia	USA
Administration	5	4
Engineering	13	5
At December 31, 2008, we had 32 staff. At December 31, 2007, we had 30 staff.
E. Share Ownership
As of June 30, 2010, the number of outstanding shares was 1,193,406,121. There are 56,433,739 unquoted share options.
     As of June 30, 2010, the beneficial interests of the directors and executives in the ordinary shares and options of Metal Storm were:

	Number of	Number of
	Shares Held	Options Exercisable
T.J O’Dwyer	1,054,979 (1)	—
J.R. Nicholls(2)	—	—
L.J. Finniear	447,062	1,000,000	(3)
T.W. Tappenden	100,000	—
B.I. Farmer	318,531	—
P.D. Faulkner	—	200,000	(4)
D.M. Pashen	209,265	—
A.D. Schatz	—	—
P. R. Wetzig	44,106	—

(1)	538,295 shares are owned by Mr. Terence J. O’Dwyer and Mrs. P.M. O’Dwyer, 516,684 shares are owned by Louclaben Pty Ltd in trust for the O’Dwyer Family Account.

(2)	John Nicholls is a director of Metal Storm and a director and investment manager of Harmony Capital Partners Pte Limited (“Harmony”). Harmony Investment Fund Limited is an entity that is managed by Harmony Capital Partners and which owns securities in Metal Storm. As of July 9, 2010, Harmony Investment Fund Limited held 24,870,644 ordinary shares, 97,902,659 quoted secured convertible notes and 25,930,470 unquoted options. Mr. Nicholls disclaims beneficial ownership of securities owned by Harmony.

(3)	Options held by Mr. Finniear have an exercise price of A$0.19 per share and expire in March 2012.

(4)	Options held by Mr. Faulkner have an exercise price of A$0.40 per share and expire between December 2010 and September 2012.
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
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
     The table below presents certain information regarding the beneficial ownership of our ordinary shares as of June 30, 2010 by each person known by us to be the beneficial owner of more than 5% of our ordinary shares based upon filings made by such persons with the Australian Securities Exchange. Beneficial ownership is determined according to the rules of the Securities and Exchange Commission and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options that are exercisable within 60 days. Information with respect to beneficial ownership has been furnished to us by each director, executive officer or 5% or more shareholder, as the case may be. Unless otherwise indicated, to our knowledge, each shareholder possesses sole voting and investment power over the shares listed, subject to community property laws where applicable.
     All holders of our ordinary shares have the same voting rights.
     The table below lists applicable percentage ownership based on 1,193,406,121 ordinary shares outstanding as of June 30, 2010. Options to purchase our ordinary shares that are exercisable or convertible notes that can be converted into ordinary shares within 60 days of June 30, 2010 are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage.

	Number of	Percentage
Name of Shareholder	Ordinary Shares	of Class
James Michael O’Dwyer(1)	80,699,059	7.5%

(1)	57,011,770 shares are owned by Mr. J.M. O’Dwyer, 23,687,184 shares are owned by O’Dwyer Investments Pty Ltd as trustee for the O’Dwyer Family Discretionary Trust and 105 shares owned by Rhonda Clare O’Dwyer in trust for Mr. J.M. O’Dwyer. In April 2009, James O’Dwyer beneficially owned 160,375,776 ordinary shares or 25.5% of all our ordinary shares. In June 2008, James O’Dwyer beneficially owned 187,423,610 ordinary shares or 30.8% of all our ordinary shares.
     As of July 9, 2010, Harmony Investment Fund Ltd was the beneficial owner of 24,870,644 ordinary shares, 97,902,659 convertible notes and 23,376,319 unquoted options. If all these options and convertible notes were exercised or converted at that date and no other optionholder or Noteholder converted their holdings, Harmony Investment Fund Ltd would hold approximately 54% of the ordinary shares in Metal Storm Limited. The diluting effect of this transaction would make Harmony Investment Fund Ltd the largest shareholder. We note, however, that any conversion of notes that would result in ownership of more than 19.9% of Metal Storm’s ordinary shares would require shareholder approval under ASX Listing Rules. In July 2009, Harmony beneficially owned 29,453,097 ordinary shares, 97,902,659 quoted convertible notes and 118,726,332 quoted options. In June 2008, Harmony beneficially owned 29,476,097 ordinary shares, 121,509,108 quoted convertible notes and 123,226,332 quoted options.
     As of June 30, 2010, PNG Ports Corporation Limited held 22,500,000 convertible notes. If all these convertible notes were exercised or converted at that date and no other optionholder or Noteholder converted their holdings, PNG Ports Corporation Limited would hold approximately 20% of the ordinary shares in Metal Storm Limited.
     As of June 30, 2010, 0.7% of our ordinary shares were held by 60 U.S. holders of record and 94.2% of our ordinary shares were held by 9,414 Australian holders of record.
     As of June 30, 2010, 6,671,041 American Depositary Shares, representing 133,420,820 ordinary shares, were outstanding.

B. Related Party Transactions
     During 2009, Backwell Lombard Capital, a company of which Terry O’Dwyer is a principal, loaned the sum of A$326,714 to Metal Storm. The loan is unsecured, has no fixed repayment dates and does not bear interest. The full sum of the loan was outstanding at December 31, 2009.
C. Interest of Experts and Counsel
     Not applicable.
Item 8. Financial Information
A. Consolidated Financial Statements and Other Financial Information
     Our financial statements are included in Item 17 “Financial Statements”.
Legal Proceedings
     None
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

	Price Per
	Ordinary Share
	High	Low
Year Ended	A$	A$
December 31, 2009
First Quarter	$0.06	$0.03
Second Quarter	$0.04	$0.02
Third Quarter	$0.03	$0.02
Fourth Quarter	$0.08	$0.02
December 31, 2008
First Quarter	$0.09	$0.06
Second Quarter	$0.08	$0.04
Third Quarter	$0.05	$0.04
Fourth Quarter	$0.07	$0.03
December 31, 2007
Annual	$0.21	$0.08
December 31, 2006
Annual	$0.28	$0.10
December 31, 2005
Annual	$0.31	$0.10

	Price Per
	Ordinary Share
	High	Low
Month Ended	A$	A$
June 2010	$0.01	$0.01
May 2010	$0.01	$0.01
April 2010	$0.01	$0.01
March 2010	$0.02	$0.01
February 2010	$0.02	$0.02
January 2010	$0.03	$0.02
     American Depositary Shares
     Since December 2001, our ordinary shares, initially in the form of ADRs and subsequently in the form of ADSs, were traded on the NASDAQ Capital Market (symbol: “MTSX”) until they were moved to the Over the Counter market (symbol: “MTSXY”) in July 2008. Each ADS represents 20 ordinary shares. The following table presents, for the periods indicated, the high and low closing prices in U.S. dollars of our ADSs.

	Price Per
	Ordinary Share
	High	Low
Year Ended	US$	US$
December 31, 2009
First Quarter	$0.73	$0.37
Second Quarter	$0.63	$0.37
Third Quarter	$0.52	$0.38
Fourth Quarter	$0.90	$0.28
December 31, 2008
First Quarter	$1.57	$0.91
Second Quarter	$1.25	$0.70
Third Quarter	$1.10	$0.35
Fourth Quarter	$0.91	$0.31

	Price Per
	Ordinary Share
	High	Low
Year Ended	US$	US$
December 31, 2007
Annual	$3.38	$1.15
December 31, 2006
Annual	$4.04	$1.75
December 31, 2005
Annual	$4.84	$1.75

	Price Per
	Ordinary Share
	High	Low
Month Ended	US$	US$
June 2010	$0.22	$0.20
May 2010	$0.28	$0.15
April 2010	$0.31	$0.23
March 2010	$0.35	$0.25
February 2010	$0.37	$0.31
January 2010	$0.52	$0.35
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
C. Material Contracts
     Terms of convertible notes

     The terms of the convertible notes were set out in the Rights Offer prospectus that was approved by the Board of Metal Storm in July 2006 and amended in July 2009. At the maturity date of September 1, 2011 (“Maturity Date”), Metal Storm must repay the face value of A$0.135 to the holders of convertible notes (“Noteholders”), unless the Noteholders have elected to convert some or all of their convertible notes into ordinary shares at a conversion price which is the lesser of A$0.135 per share and 90% of the volume weighted average closing price of ordinary shares during the 30 business days immediately preceding the conversion date. Noteholders can elect to convert some or all of their convertible notes into ordinary shares at the beginning of each quarter, at the Maturity Date and at certain other times.
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
     There are two types of convertible notes outstanding, interest bearing convertible notes and secured convertible notes. Interest is payable on the face value of the interest bearing notes at a rate of 10% per annum. Interest is payable quarterly in arrears on the last day of each quarter until the earlier of conversion or redemption of the convertible notes. Until conversion or redemption, the interest bearing convertible notes are unsecured debt obligations of Metal Storm and rank equally with other ordinary unsecured creditors. The convertible notes rank behind any of our secured creditors but rank ahead of shares outstanding. Each share issued on conversion of the notes will rank equally with all existing shares then on issue.
     The secured convertible notes do not bear interest but have a fixed and floating charge over the assets of Metal Storm. They rank ahead of all other unsecured debt obligations. Each share issued on conversion of the notes will rank equally with all existing shares then on issue.
     Neither convertible notes carry any entitlement to participate in rights offers, any returns of capital, bonus issue or capital reconstruction.
     Trust Deed in connection with the Rights Offer
     Metal Storm entered into a trust deed with ANZ Trustees Limited (the “Trustee”), in connection with the Rights Offer in July 2006, as amended and restated on July 30, 2009 (the “Trust Deed”). Under the Trust Deed, the Trustee has agreed to hold on trust for the Noteholders, the right to enforce Metal Storm’s obligation to repay the face value of the convertible notes, together with all accrued but unpaid interest.
     The Trustee has covenanted that it will exercise reasonable diligence to ascertain whether Metal Storm has committed any breach of the terms applicable to convertible notes, the Trust Deed or Chapter 2L of the Corporations Act.
     Equity Line Facility Agreements
     In December 2009, we entered into an agreement with GEM Global Yield Fund Ltd for an equity line of credit in the amount of A$20.2 million. Under the GEM Equity Line Facility, we can initiate drawdowns at a frequency of up to one drawdown per 15 Australian business days. The amount of each drawdown is limited based upon the trading volume of the shares during the 15-day period.
     Following the date that we issue a drawdown notice, we must issue ordinary shares to GEM at 90% of the 15-day weighted average trading closing price of our shares, as quoted on the Australian Securities Exchange (the “ASX”). In addition, we must issue GEM one option for every five ordinary shares issued.
     For the term of the GEM Equity Line Facility, we are prohibited from entering into an equity line of credit with a third party without the prior written consent of GEM. This agreement includes customary covenants and events of default. If any event of default occurs and is continuing, the GEM Equity Line Facility may be terminated and any amounts owing become immediately due and payable.
     In connection with the establishment of the equity line of credit facility, Metal Storm paid A$503,000 in commitment and establishment fees to an affiliate of GEM that advised it.
     Pursuant to the terms of the agreement, the GEM Equity Line Facility terminates in December 2012. However, we have agreed with GEM to terminate the GEM Equity Line Facility as it has not operated as effectively as desired.

     In June 2010, we entered into an equity line of credit agreement with Dutchess Opportunity Fund II LP for an amount of up to A$25.0 million to replace the existing facility with GEM. The Dutchess Equity Line Facility allows us to initiate drawdowns at a frequency of up to one drawdown per five ASX trading days and issue ordinary shares to Dutchess in consideration.
     In connection with the establishment of the Dutchess Equity Line of Credit Facility, Metal Storm issued 20,636,715 shares to Dutchess, totalling an issue price of A$200,000 equal to the first half of the commitment fee owing to Dutchess under the facility agreement. We are required to obtain shareholder approval by September 30, 2010 to issue the remaining shares owed to Dutchess with respect to the commitment fee and for the issue of future shares under the Dutchess Equity Line Facility for a three month period (the “Shareholder Approval”).
     Prior to obtaining the Shareholder Approval, the amount of each drawdown is limited to the lesser of A$100,000 and half of the commitment fee multiplied by the volume weighted average price of our ordinary shares on the ASX (the “VWAP”) over five trading days. After obtaining shareholder approval, the drawdown limit is increased to the lesser of A$200,000 and the full commitment fee multiplied by the VWAP over five trading days. Upon issuing a drawdown notice and subject to customary closing conditions, we must issue ordinary shares to Dutchess at a price per share equal to the lowest daily VWAP on the five trading day period following delivery of the notice.
     For the term of the Dutchess Equity Line Facility, we are prohibited from entering into an equity line of credit with a third party without the prior written consent of Dutchess. The facility agreement includes customary covenants and events of default, including failure to obtain the Shareholder Approval. If any event of default occurs and is continuing, Dutchess may terminate the Dutchess Equity Line Facility and any amounts owing to Dutchess become immediately due and payable.
     The Dutchess Equity Line Facility terminates in June 2013.
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
     For taxable years beginning before January 1, 2011, certain dividends received by an individual U.S. holder (as well as certain trusts and estates) from a “qualified foreign corporation” are eligible for preferential rates of taxation. We believe that we are a qualified foreign corporation with respect to our ordinary shares because we should be eligible for benefits under the Double Taxation Convention between Australia and the United States. A “qualified foreign corporation” generally does not include any foreign corporation that is a passive foreign investment company for the taxable year in which the dividend is paid or for the preceding taxable year. Because we likely were a passive foreign investment company for 2009 (as discussed below), we do not expect to be a qualified foreign corporation for 2010 even if we are a passive foreign investment company for 2010. If we are a qualified foreign corporation with respect to ADSs or ordinary shares, then dividends with respect to such shares generally would be eligible for the preferential tax rates, except to the extent that the individual (1) holds the relevant share of stock for 60 days or less during the 120-day period beginning 60 days before the ex-dividend date (or, in the case of certain preferred stock, 90 days or less during the 180-day period beginning 90 days before the ex-dividend date) as measured under Section 246(c) of the Code, (2) is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property or (3) elects to treat the dividend as investment income for purposes of determining the amount of deductible investment interest under Section 163(d)(4)(B) of the Code. Further, if an individual receives, with respect to any share of stock, an extraordinary dividend (within the meaning of Section 1059(c) of the Code) eligible for the preferential tax rates, any loss on a subsequent sale of the stock is treated as a long-term capital loss to the extent of the extraordinary dividend.

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
     You should consult your tax advisor as to the consequences of Australian withholding taxes and the availability of a foreign tax credit or deduction for U.S. federal income tax purposes. See “Australian Tax Considerations—Taxation of Dividends.”
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
     Medicare Tax on Unearned Income
     Newly enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock for taxable years beginning after December 31, 2012. U.S. Holders that are individuals, estates or trusts should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our common stock.
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
     While we do not believe Metal Storm was a PFIC in 2009, we believe Metal Storm was a PFIC for U.S. federal income tax purposes in 2000, 2002, 2003, 2004, 2005, 2006 and 2008. Metal Storm could be a PFIC again in 2010.

     As noted above, under “—Dividends”, dividends received by an individual from a “qualified foreign corporation” are eligible for preferential rates of taxation. A qualified foreign corporation generally does not include any foreign corporation that is a PFIC for the taxable year in which the dividend is paid or for the preceding taxable year.
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
     In general, a U.S. shareholder makes a QEF election by attaching a completed Internal Revenue Service (“IRS”) Form 8621 to a timely filed (taking into account extensions) U.S. federal income tax return for the year beginning with which the QEF election is to be effective. (A U.S. shareholder of a PFIC must file as directed by the Secretary of the Treasury an IRS Form 8621 annually regardless of whether or not it makes a QEF election.) In certain circumstances, a U.S. shareholder may be able to make a retroactive QEF election. In order for a U.S. shareholder to make a valid QEF election, the corporation must annually provide or make available to the shareholder certain information. A QEF election can be revoked only with the consent of the IRS. Metal Storm does not provide to U.S. holders the information required to make a valid QEF election, and makes no undertaking to provide such information in the future.
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
     See footnote 3 to our 2009 financial statements for further information.

Item 12. Description of Securities Other than Equity Securities
A. Debt Securities
     Not applicable.
B. Warrants and Rights
     Not applicable.
C. Other Securities
     Not applicable.
D. American Depositary Shares
     The Bank of New York Mellon is the depositary of our shares in accordance with the Deposit Agreement, dated July 31, 2000, as amended and restated as of December 12, 2001 and as further amended and restated as of March 24, 2008, among Metal Storm, The Bank of New York, as depositary, and all owners and beneficial owners from time to time of ADSs (“Deposit Agreement”).
     The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs or from intermediaries acting for them. The depositary also collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. Pursuant to the Deposit Agreement, holders of our ADSs may have to pay to The Bank of New York, either directly or indirectly, fees or charges up to the amounts set forth in the table below.

Associated Fee	Depositary Action
$5.00 or less per 100 ADSs (or portion thereof)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property.

• Cancellation of ADSs for the purpose of withdrawal, including in case of termination of the Deposit Agreement.

$.02 or less per ADS	• Any cash distribution to ADS registered holders made pursuant to the Deposit Agreement.

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders.

Taxes and other governmental charges	As necessary

Registration and transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

A fee equivalent to the fee that would be payable for execution and delivery of ADSs as a result of the deposit of such securities, but which securities are instead distributed	• Issuance of ADS or shares received in exercise of rights distributed, but whose securities or rights are instead sold by the depositary and the net proceeds distributed

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• Expenses incurred converting foreign currency to U.S. dollars

     Subject to certain terms and conditions, the Bank of New York Mellon has agreed to reimburse us for certain expenses it incurs that are related to establishment and maintenance expenses of the ADR program, including the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and the Use of Proceeds
     Not applicable.
Item 15T. Controls and Procedures
     (a) Disclosure Controls and Procedures
     Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of December 31, 2009. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the design and operation of our disclosure controls and procedures were effective as of that date.
     Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports we file under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer, to allow timely discussions regarding required disclosure.
     In designing and evaluating our disclosure controls and procedures, our management, including the Chief Executive Officer and the Chief Financial Officer, recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Because of the inherent limitations in all control systems, no evaluations of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Group have been detected.
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
     Based on our evaluation, management has concluded that internal controls over financial reporting were effective as of December 31, 2009.
     This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting pursuant to temporary rules of the Securities and Exchange Commission that permit Metal Storm to provide only management’s report in this annual report.
     (c) Changes in Internal Control over Financial Reporting
     There have been no changes in our internal controls over financial reporting during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.
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
     In 2009, we did not (expressly or implicitly) grant a waiver under our code of conduct to our principal executive officer, our principal accounting officer or controller or persons performing similar functions.
Item 16C. Principal Accountant Fees and Services
PricewaterhouseCoopers

	December 31,
	2009	2008
	A$	A$
Audit fees	341,500	445,330
Audit-related fees	—	—
Tax fees	—	—
All other fees	69,000	70,750

Total	410,500	516,080

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
Item 18. Financial Statements
     Not applicable.
Item 19. Exhibits

Exhibit
Number	Description of Exhibit

1.1	Constitution of Metal Storm*

4.1	Convertible Notes Trust Deed, dated July 30, 2009

4.2	GEM Equity Line Facility Agreement, dated December 30, 2009, among GEM Global Yield Fund Ltd, GEM Investment Advisors, Inc. and Metal Storm Limited

4.3	Line Agreement, dated June 22, 2010, between Dutchess Opportunity Fund II LP and Metal Storm Limited

4.4	DSTO Technology License Agreement dated April 20, 2001, as amended (portions omitted pursuant to a request for confidential treatment; non-public information has been filed with the SEC)*

4.5	Employment Agreement of Dr. Lee Finniear**

4.6	Letter of Offer to Peter D. Faulkner**

4.7	Employment Agreement of Brett Farmer***

4.8	Employment Agreement of David Pashen***

4.9	Employment Agreement of Dr. Joe Cronin**

4.10	Employment Agreement of Arthur Schatz

4.11	Discretionary Share Option Scheme*

8.0	List of Subsidiaries of Metal Storm Limited

12.1	Certification by the Chief Executive Officer of Metal Storm Limited in accordance with Section 302 of the Sarbanes-Oxley Act

12.2	Certification by the Chief Financial Officer of Metal Storm Limited in accordance with Section 302 of the Sarbanes-Oxley Act

13.1	Certification by the Chief Executive Officer in accordance with Section 906 of the Sarbanes-Oxley Act

13.2	Certification by the Chief Financial Officer in accordance with Section 906 of the Sarbanes-Oxley Act

*	Incorporated by reference from our Registration Statement on Form 20-F filed on December 12, 2001, File No. 000-31212.

**	Incorporated by reference from our annual report on Form 20-F filed on May 18, 2007.

***	Incorporated by reference from our annual report on Form 20-F filed on July 15, 2009.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

METAL STORM LIMITED
By:	/s/ LEE J. FINNIEAR
	Name:	Lee J. Finniear
	Title:	Chief Executive Officer

Date: July 15, 2010

PricewaterhouseCoopers
ABN 52 780 433 757

Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO Box 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia
Telephone +61 7 3257 5000
Facsimile +61 7 3257 5999
www.pwc.com/au
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders
In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Metal Storm Limited and its subsidiaries at 31 December 2009, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1.The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
PricewaterhouseCoopers
Brisbane, Australia
July 15, 2010

Financial Statements
Consolidated Statements of Comprehensive Income
For the year ended 31 December 2009

	Note	2009	2008	2007
		$	$	$

Revenue	6	1,112,481	2,201,331	3,205,381

Gain on extinguishment of debt	18	2,467,609	—
Fair value movement in derivative	16	(224,611)	3,620,682	2,421,388
Consumables used		(154,960)	(131,896)	(469,579)
Finance costs	7	(5,749,555)	(6,369,138)	(4,934,415)
Employee expenses	7	(4,491,565)	(4,229,674)	(4,348,588)
Professional fees		(1,187,842)	(1,449,621)	(1,321,686)
Research and development		(976,994)	(1,569,582)	(1,671,057)
Facilities and equipment		(755,798)	(713,699)	(790,874)
Administrative expenses		(515,215)	(623,687)	(576,387)
Public relations and compliance		(403,830)	(423,223)	(393,967)
Travel and entertainment		(246,809)	(346,412)	(468,868)
Communication and technology		(234,022)	(296,482)	(360,501)
Impairment reversal/(expense)	7	75,000	(769,200)	(220,800)
Net foreign exchange differences		(21,553)	444,598	(68,197)

Loss before Income tax		(11,307,664)	(10,656,003)	(9,998,150)

Income tax expenses	8	—	—	—

Loss for the year		(11,307,664)	(10,656,003)	(9,998,150)

Other comprehensive income
- Currency Translation difference		41,523	(38,242)	13,933

- Other comprehensive income for the year		41,523	(38,242)	13,933
Total Comprehensive income for the year		(11,266,141)	(10,694,245)	(9,984,217)
Earnings per share (cents per share)
- Basic and diluted loss for the year attributable to ordinary owners of the parent	31	(1.61)	(1.62)	(1.56)
The above Statements of Comprehensive Income should be read in conjunction with the accompanying notes.

Consolidated Statements of Financial Position
As at 31 December 2009

	Note	2009	2008	2007
		$	$	$
Assets
Current assets
Cash and cash equivalents	9	67,350	7,571,292	14,727,548
Available-for-sale financial investments	10	—	10,000	779,200
Trade and other receivables	11	309,284	1,120,592	1,563,218

Total current assets		376,634	8,701,884	17,069,966

Non-current assets
Trade and other receivables	12	28,679	34,202	987,902
Other financial assets		—	—	—
Property, plant and equipment	13	423,715	508,354	656,260
Intangible assets and goodwill	14	612	23,084	74,149

Total non-current assets		453,006	565,640	1,718,311

Total assets		829,640	9,267,524	18,788,277

Liabilities
Current liabilities
Trade and other payables	15	1,417,188	1,129,438	2,605,145
Conversion derivative	16	2,337,200	2,187,934	5,963,793
Non-interest bearing loans & borrowings	17	11,822,962	—	—
Interest-bearing loans and borrowings	18	4,070,584	18,703,697	12,941,447
Provisions	19	359,024	376,582	302,161

Total current liabilities		20,006,958	22,397,651	21,812,546

Non-current liabilities
Interest-bearing loans and borrowings	20	7,630	16,783	215,036
Other		16,056	46,355	68,265

Total non-current liabilities		23,686	63,138	283,301

Total liabilities		20,030,644	22,460,789	22,095,847

Net assets (liabilities)		(19,201,004)	(13,193,265)	(3,307,570)

Equity
Contributed equity	21	70,075,033	66,209,718	65,428,400
Reserves	22	10,470,024	9,035,414	9,046,424
Accumulated losses	23	(99,746,061)	(88,438,397)	(77,782,394)

Total equity (deficiency)		(19,201,004)	(13,193,265)	(3,307,570)

The above Statements of Financial Position should be read in conjunction with the accompanying notes.

Consolidated Statements of Cash Flow
For the year ended 31 December 2009

	Note	2009	2008	2007
		$	$	$
Cash Flows From Operating Activities
Receipts from customers (inclusive of GST)		1,576,199	926,582	1,052,095
Payments to suppliers and employees (inclusive of GST)		(8,693,671)	(9,573,667)	(9,516,201)
Interest and other costs of finance paid		(1,586,756)	(2,265,444)	(2,791,790)
Research & development tax concession		—	732,015	—

Net cash outflow from operating activities	30	(8,704,228)	(10,180,514)	(11,255,896)

Cash Flows From Investing Activities
Purchase of property, plant and equipment		(77,426)	(23,774)	(200,039)
Proceeds from the disposal of property, plant and equipment		—	681	2,127
Purchase of intangible assets		—	—	(42,847)
Interest received		190,032	988,900	1,455,190
Proceeds from sale of available-for-sale financial assets		85,000	—	1,000,000

Net cash inflow from investing activities		197,606	965,807	2,214,431

Cash Flows From Financing Activities
Proceeds from issues of shares		3,326,194	—	6,639
Share issue costs		(160,701)	—	—
Proceeds from borrowings		426,714	4,464,459	419,703
Repayment of borrowings		(2,543,542)	(2,499,916)	(486,114)
Advances to subsidiary		—	—	—

Net cash inflow (outflow) from financing activities		1,048,665	1,964,543	(59,772)

Net movement in cash and cash equivalents		(7,457,957)	(7,250,164)	(9,101,237)
Net foreign exchange differences		(45,985)	93,908	(1,482)
Cash and cash equivalents at beginning of period		7,571,292	14,727,548	23,830,267

Cash and cash equivalents at year end	9	67,350	7,571,292	14,727,548

The above Statements of Cash Flow should be read in conjunction with the accompanying notes.

Consolidated Statements of Changes in Equity
For the year ended 31 December 2009

	Issued capital	Reserves	Accumulated losses	Total equity
Consolidated	$	$	$	$
At 1 January 2007	59,985,634	8,895,942	(67,784,244)	1,097,332
Total comprehensive income for the year	—	13,933	(9,998,150)	(9,984,217)
Transactions with the owners in their capacity as owners
Net increase in option and share reserves	—	136,549	—	136,549
Conversion of notes	5,436,128	—	—	5,436,128
Exercise of Options	6,638	—	—	6,638
At 1 January 2008	65,428,400	9,046,424	(77,782,394)	(3,307,570)

Total comprehensive income for the year	—	(38,242)	(10,656,003)	(10,694,245)
Transactions with the owners in their capacity as owners
Net increase in option and share reserves	—	27,232	—	27,232
Conversion of notes	657,204	—	—	657,204
Issue of share capital	124,114	—	—	124,114
At 1 January 2009	66,209,718	9,035,414	(88,438,397)	(13,193,265)

Total comprehensive income for the year	—	41,523	(11,307,664)	(11,266,141)
Transactions with the owners in their capacity as owners
Net increase in option and share reserves	—	1,393,087	—	1,393,087
Exercise of options	1,294	—	—	1,294
Conversion of notes	662,772	—	—	662,772
Issue of share capital	3,361,950	—	—	3,361,950
Share issue costs	(160,701)	—	—	(160,701)
At 31 December 2009	70,075,033	10,470,024	(99,746,061)	(19,201,004)
The above Statements of Changes in Equity should be read in conjunction with the accompanying notes.

Notes to the financial statements
For the year ended 31 December 2009

1. Going concern
The financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business.
Key financial data for the Group for the financial year ended 31 December 2009, 2008 and 2007 is disclosed below:

	2009	2008	2007
	$	$	$
Cash at Bank	67,350	7,571,292	14,727,548
Loss for the Year	(11,307,664)	(10,656,003)	(9,998,150)
Net cash outflow from operating activities	(8,704,228)	(10,180,514)	(11,255,896)
Net liabilities	(19,201,004)	(13,193,265)	(3,307,570)
Metal Storm relies heavily on its current funding sources. The primary source of funding is currently derived through an equity line of credit (ELC) agreement with Dutchess Opportunity Fund (refer note 29h for further details) with supporting equity placements from time to time.
The level of funding provided for by the ELC is variable which creates uncertainty over the cash inflows the Group may receive over the next 12 months. Funding is received under the ELC in tranches as frequent as up to 5 business days apart. The level of funding available under the contractual arrangements for the ELC includes the possibility of certain knockout days. A knockout day may reduce the level of funding received in a particular tranche by 20% for every knockout day. Further information on the ELC funding arrangements and these adjustment events is detailed in note 29. Additionally, the level of funds likely to be provided under the ELC may be less than the Groups historical cash requirements and management’s forecasts for business operations. To date, the ELC has been supplemented by equity placements; however, the availability of such placements in the future is uncertain.
The funding agreement with Dutchess (refer note 29) and the Convertible note Trust Deed (refer note 17 and 18) contain certain default events, including, amongst others, the appointment of an administrator or controller, insolvency and, in the case of the Trust Deed, the Company’s securities being suspended for a period of at least 15 consecutive business days. The Directors are of the opinion that the Group have complied with all contractual arrangements of the ELC and Convertible note Trust Deed through to the date of this report.
However, there is substantial doubt in regards to the Group’s ability to continue as a going concern for the next 12 months and, therefore whether they will realise their assets and settle their liabilities at amounts different from those stated in the financial statements.
In order to reduce or eliminate this uncertainty and continue operating for the next 12 months, the Company will continue to seek new or additional sources of funding. The Company has successfully conducted a number of small equity placements during 2010 and is actively working to source a more substantial capital investment. In addition, management intends to focus on careful management of costs associated with business operations and product development.
The Directors have a responsibility to prepare the financial statements in accordance with accounting standards. Accounting Standard IAS 1 require entities to prepare financial statements on a going concern basis unless they intend to liquidate, cease trading or have no alternative but to do so.
The Directors believe that the Group have reasonable prospects of securing sufficient funding in the near future and as a consequence they have no intention to liquidate or cease trading. The directors believe they have reasonable grounds to expect that they can raise additional capital in the timeframes required in order to meet their debts as and when they fall due.
No adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Group not continue as a going concern.

2. Summary of significant accounting policies
The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements include separate financial statements for Metal Storm Limited as an individual entity and the Group consisting of Metal Storm Limited and its subsidiaries.
a. Basis of preparation
The general purpose financial statements have been prepared in accordance with International Accounting Standards, other authoritative pronouncements of the International Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.
Financial statement presentation.
The group has applied the revised IAS 1 Presentation of Financial Statements which became effective on 1 January 2009. The revised standard requires the separate presentation of a statement of comprehensive income and a statement of changes in equity. All non-owner changes in equity must now be presented in the statement of comprehensive income. As a consequence, the group had to change the presentation of its financial statements. Comparative information has been re-presented so that it is also in conformity with the revised standard.
Compliance with IFRS
The consolidated financial statements and notes of Metal Storm Limited comply with International Financial Reporting Standards (IFRS) as issued by the IASB. These financial statements were authorised by the Board on 15 July 2010.
Historical cost convention
These financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, which are at fair value through equity on the statement of financial position, and embedded derivative, which is at fair value through profit and loss.
Critical accounting estimates
The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.
b. Principles of consolidation
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Metal Storm Limited as at 31 December 2009 and the results of all subsidiaries for the year then ended. Metal Storm Limited and its subsidiaries together are referred to in these financial statements as the Group.
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
The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to note 2 (i).
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
The Group applies a policy of treating transactions with minority interests as transaction with parties external to the Group. Disposals to minority interests result in gains or losses for the Group that are recorded in the Statements of Comprehensive Income. Purchases from minority interests result in goodwill, being the difference any consideration paid and the relevant share acquired of the carrying value of identifiable net assets of the subsidiary.
c. Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer.
Change in accounting policy
The group has adopted IFRS 8 Operating Segments from 1 January 2009. IRFS 8 replaces IAS 14 Segment Reporting. The new standard requires a ‘management approach’, under which segment information is presented on the same basis as that used for internal reporting purposes. There has been no impact on the measurement of the Group’s assets and liabilities. Comparatives have been retrospectively revised.

d. Foreign currency translation
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
Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss.
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
Group companies
The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

•	income and expenses for each Statements of Comprehensive Income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognised in other comprehensive income.
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
Government grants relating to costs are deferred and recognised in the Statements of Comprehensive Income over the period necessary to match them with the costs that they are intended to compensate.
Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the Statements of Comprehensive Income on a straight-line basis over the expected lives of the related assets.
g. Income tax
The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.
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
Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.
h. Leases
Leases of property, plant and equipment where the Group, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases (note 26 (a)). Finance leases are capitalised at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other short-term and long-term payables. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the Statements of Comprehensive Income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset’s useful life and the lease term.
Leases in which a significant portion of the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases (note 26 (a)). Payments made under operating leases (net of any incentives received from the lessor) are charged to the Statements of Comprehensive Income on a straight-line basis over the period of the lease.
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
Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill (refer to note 2 (q) (i)). If the cost of acquisition is less than the Group’s share of the fair value of the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the Statements of Comprehensive Income, but only after a reassessment of the identification and measurement of the net assets acquired.
Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.
j. Impairment of assets
Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at the end of each reporting period.
k. Cash and cash equivalents
For statement of cash flows presentation purposes, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
l. Trade receivables
Trade receivables are initially recognised at fair value and are stated net of any provisions for impairment. Trade receivables are generally due for settlement within 30 days.

Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments (more than 30 days overdue) are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial. The amount of the provision is recognised in the Statements of Comprehensive Income in administrative expenditure.
The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the Statements of Comprehensive Income within ‘administrative expenditure’. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against administrative expenditure in the Statements of Comprehensive Income.
m. Investments and other financial assets
Classification
The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and, in the case of assets classified as held-to-maturity, re-evaluates this designation at the end of each reporting period.
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
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the end of the reporting period which are classified as non-current assets. Loans and receivables are included in trade and other receivables in the statement of financial position (note 11 and 12).
•	Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group’s management has the positive intention and ability to hold to maturity. If the Group were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted and reclassified as available-for-sale. Held-to-maturity financial assets are included in non-current assets, except for those with maturities less than 12 months from the end of the reporting period, which are classified as current assets.
•	Available-for- sale investments
Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of the investment within 12 months of the end of the reporting period. Investments are designated as available-for-sale if they do not have fixed maturities and fixed or determinable payments and management intends to hold them for the medium to long term.
Recognition and derecognition
Regular purchases and sales of financial assets are recognised on trade date — the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the Statements of Comprehensive Income. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.
When securities classified as available-for-sale are sold, the accumulated fair value adjustments recognised in equity are included in the Statements of Comprehensive Income as gains and losses from investment securities.
Subsequent measurement
Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method.
Available-for-sale financial investments and financial assets at fair value through profit and loss are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the Statements of Comprehensive Income within other income or other expenses in the period in which they arise. Dividend income from financial assets at fair value through profit and loss is recognised in the Statements of Comprehensive Income as part of revenue when the Group’s right to receive payments is established.
Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences related to changes in the amortised cost are recognised in profit or loss, and other changes in carrying amount are recognised in other comprehensive income. Changes in the fair value of other monetary and non-monetary securities classified as available-for-sale are recognised in other comprehensive income.

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
Impairment
The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of financial instruments classified as available-for-sale, a significant or prolonged decline in the fair value of a security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss — is removed from equity and recognised in the Statements of Comprehensive Income. Impairment losses recognised in the Statements of Comprehensive Income on instruments classified as available-for-sale are not reversed through the Statements of Comprehensive Income.
n. Derivatives
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period.
o. Fair value estimation
The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.
The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price.
The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at the end of each reporting period. Quoted market prices or dealer quotes for similar instruments are used for long-term debt instruments held.
The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values due to their short-term nature. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.
p. Property, plant and equipment
Property, plant and equipment is stated at historical cost less accumulated depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the Statements of Comprehensive Income during the reporting period in which they are incurred.
Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives, as follows:

• Machinery	5 — 10 years
• Furniture, fittings and equipment	2 — 5 years
• Leasehold improvements	3 years
• Leased plant and equipment	1 — 5 years
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 2 (j)).
Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the Statements of Comprehensive Income. When revalued assets are sold, it is Group policy to transfer the amounts included in other reserves in respect of those assets to retained earnings.
q. Intangible assets
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
Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of those cash-generating units represents the Group’s investment in each country of operation by each reporting segment.
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
Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in profit or loss when the asset is derecognised. No gains or losses arising from derecognition of intangible assets were recognised in 2009 or 2008.
r. Trade and other payables
These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.
s. Borrowings
Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the Statements of Comprehensive Income over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities, which are not an incremental cost relating to the actual draw-down of the facility, are recognised as prepayments and amortised on a straight-line basis over the term of the facility.
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
Borrowings are removed from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in the profit and loss.
Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.
An exchange of an existing debt instrument for a new instrument with the lender on substantially different terms is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. An assessment is made as to whether the terms are substantially different considering qualitative and quantitative characteristics. For example, if the discounted present value calculated using the original effective interest rate of the cash flows under the new terms, including fees, is at least 10 per cent different from the discounted present value of the remaining cash flows of the original financial liability, or if the qualitative assessment concludes that the nature and risk profile of the original financial liability is materially different from that of the new financial liability based on the terms of the instruments including repayment terms, coupon terms and call options, the original financial liability is extinguished.
When an exchange is accounted for as an extinguishment, any costs or fees incurred are recognised as part of the gain or loss on the extinguishment.
The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss.
t. Borrowing costs
Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale.
Other borrowing costs are expensed as incurred.
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
Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense.

v. Employee benefits
Wages and salaries, annual leave and sick leave
Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the end of the reporting period are recognised in provisions in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled.
Long service leave
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.
Share-based payments
Share-based compensation benefits are provided to employees at the absolute discretion of the Board or via the Metal Storm Limited Employee Share Option Plan. Information relating to these schemes is set out in note 32.
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
Bonus plans
The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.
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
Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the statement of financial position.
Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flow.
z. Earnings per share
Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to owners of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.
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
aa. New accounting standards and interpretations
Certain new accounting standards have been published that are not mandatory for 31 December 2009 reporting periods. The Group’s and the Company’s assessment of the impact of these new accounting standards is set out below.
Amendments to IFRS 2 — Group Cash-Settled Sharebased Payment Transactions [IFRS 2] (effective from 1 January 2010)

The amendments made by the IASB to IFRS 2 confirm that an entity receiving goods or services in a group share-based payment arrangement must recognise an expense for those goods or services regardless of which entity in the group settles the transaction or whether the transaction is settled in shares or cash. They also clarify how the group share-based payment arrangement should be measured, that is, whether it is measured as an equity or a cash-settled transaction. The group will apply these amendments retrospectively for the financial reporting period commencing on 1 January 2010. There will be no impact on the group’s or the parent entity’s financial statements.
Amendments to IAS 32 — Classification of Rights Issues [IAS 32] (effective from 1 February 2010)
In October 2009 the IASB issued an amendment to IAS 32 Financial Instruments: Presentation which addresses the accounting for rights issues that are denominated in a currency other than the functional currency of the issuer. Provided certain conditions are met, such rights issues are now classified as equity regardless of the currency in which the exercise price is denominated. Previously, these issues had to be accounted for as derivative liabilities. The amendment must be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The group will apply the amended standard from 1 January 2011. As the group has not made any such rights issues, the amendment will not have any effect on the group’s or the parent entity’s financial statements.
IFRS 9 Financial Instruments (effective from 1 January 2013)
IFRS 9 Financial Instruments addresses the classification and measurement of financial assets and may affect the group’s accounting for its financial assets. The standard is not applicable until 1 January 2013 but is available for early adoption. The group is yet to assess its full impact. The group has not yet decided when to adopt IFRS 9.
IFRIC 19 Extinguishing financial liabilities with equity instruments (effective from 1 July 2010)
IFRIC19 clarifies the accounting when an entity renegotiates the terms of its debt with the result that the liability is extinguished by the debtor issuing its own equity instruments to the creditor (debt for equity swap). It requires a gain or loss to be recognised in profit or loss which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. The group will apply the interpretation from 1 January 2011. The group is yet to assess its full impact.
3. Financial risk management
The Group’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group.
The Group’s principal financial instruments comprise cash, short-term deposits, finance leases, convertible notes and related embedded derivatives. It is, and has been throughout the period under review, the Company’s policy that no trading in financial instruments shall be undertaken.
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
At the end of the reporting period the Group had cash balances equivalent to A$13,312 (2008: A$202,610), receivables equivalent to A$223,311 (2008: A$179,045) and payables equivalent A$327,536 (2008: A$90,830) denominated in foreign currencies.
At the end of the reporting period had the Australian dollar been weaker/stronger by 10% against the US dollar with all other variables remaining constant, the Group’s net loss and equity would have been lower/higher by $10,172 (2008: $20,905).
Fair value interest rate risk
The Group has a significant level of interest bearing assets and liabilities which exposes it to interest rate risk. The Groups objective is to minimise its exposure to interest rate risk. It is the Group’s policy to invest surplus funds in the short term market and source funds at fixed interest rates wherever possible.
At the end of the reporting period the Group held deposits with a face value of $67,350 (2008: $8,571,292) and interest bearing loans of $4,551,879 (2008: $22,387,275).
All interest bearing deposits are at market rates current at the time of the deposit and have the interest rate revised periodically every 1 to 3 months. All interest bearing loans are at fixed rates.
During 2009, had interest rates risen/fallen proportionately by 10% on their actual 2009 levels with all other variables remaining constant, the Group’s net loss and equity would have been higher/lower by $13,683 (2008: $54,257 higher/lower).

Sensitivity of loss to market risk (2009)

	Increase in	Decrease in
	Group Loss	Group Loss
Risk Factor	$	$
2009 actual loss	(11,307,664)	(11,307,664)
(i) Australian Dollar (weaker)/stronger by 10% against the US Dollar	(10,172)	10,172
(ii) Interest rate increase/(decrease) by 10%	(13,683)	13,683

2009 loss after adjusting for market risk sensitivity factors	(11,331,519)	(11,283,809)

Sensitivity of shareholders deficiency to market risk (2009)

	Increase in Group	Decrease in Group
	Deficiency	Deficiency
Risk Factor	$	$
2009 actual shareholders deficiency	(19,201,004)	(19,201,004)
(i) Australian Dollar (weaker)/stronger by 10% against the US Dollar	(10,172)	10,172
(ii) Interest rate increase/(decrease) by 10%	(13,683)	13,683

2009 total shareholder deficiency after adjusting for market risk sensitivity factors	(19,224,859)	(19,177,149)

Sensitivity of loss to market risk (2008)

	Increase in	Decrease in
	Group Loss	Group Loss
Risk Factor	$	$
2008 actual loss	(10,656,003)	(10,656,003)
(i) Australian Dollar (weaker)/stronger by 10% against the US Dollar	(20,905)	20,905
(ii) Interest rate increase/(decrease) by 10%	(54,257)	54,257
(iii) Change in fair value of available-for-sale financial assets (increased)/decreased by 10%	(1,000)	1,000

2008 loss after adjusting for market risk sensitivity factors	(10,732,165)	(10,579,841)

Sensitivity of shareholders deficiency to market risk (2008)

	Increase in Group	Decrease in Group
	Deficiency	Deficiency
Risk Factor	$	$
2008 actual shareholders deficiency	(13,193,265)	(13,193,265)
(i) Australian Dollar (weaker)/stronger by 10% against the US Dollar	(20,905)	20,905
(ii) Interest rate increase/(decrease) by 10%	(54,257)	54,257
(iii) Change in fair value of available-for-sale financial assets (increased)/decreased by 10%	(1,000)	1,000

2008 total shareholder deficiency after adjusting for market risk sensitivity factors	(13,269,427)	(13,117,103)

Sensitivity of loss to market risk (2007)

	Increase in	Decrease in
	Group Loss	Group Loss
Risk Factor	$	$
2007 actual loss	(9,998,150)	(9,998,150)
(i) Australian Dollar (weaker)/stronger by 10% against the US Dollar	(130,998)	130,998
(ii) Interest rate increase/(decrease) by 10%	(148,946)	148,946
(iii) Change in fair value of available-for-sale financial assets (increased)/decreased by 10%	(22,288)	22,288

2007 loss after adjusting for market risk sensitivity factors	(10,300,382)	(9,695,918)

Sensitivity of shareholders deficiency to market risk (2007)

	Increase in Group	Decrease in Group
	Deficiency	Deficiency
Risk Factor	$	$
2007 actual shareholders deficiency	(3,307,570)	(3,307,570)
(i) Australian Dollar (weaker)/stronger by 10% against the US Dollar	(130,998)	130,998
(ii) Interest rate increase/(decrease) by 10%	(148,946)	148,946
(iii) Change in fair value of available-for-sale financial assets (increased)/decreased by 10%	(22,288)	22,288

2007 total shareholder deficiency after adjusting for market risk sensitivity factors	(3,609,802)	(3,005,338)

b. Credit risk
Credit risk is managed on a Group basis. Credit risk arises from deposits with banks and financial institutions as well as credit exposure to customers, including outstanding receivables and committed transactions.
At the end of the reporting period the Group had deposits of $67,350 (2008: $7, 571,292; 2007: $14,727,548) and receivables of $337,963 (2008: $769,459; 2007:$2,551,120)
Credit risk on deposits is limited to the carrying value. The majority of the Group’s funds are held by the Company in deposits with Australian Financial Institutions. The Company has taken advantage of the Australian Government Guarantee Scheme for Large Deposits and Wholesale Funding on the full balance of all deposits held by the Company.
Customers are assessed individually on the credit quality of the customer, taking into account its financial position, past experience and other factors. At 31 December 2009, the Groups largest debtor was significantly outside terms, and the Group had to begin legal proceedings against the customer. The full amount of the receivable of $958,885 has been impaired. At 31 December 2008, other customers totalling $24,687 were past due but not impaired. At 31 December 2007, no customers were outside terms.
At 31 December 2009 other customers totalling $193,230 were not past due and not impaired. These amounts have since been received.
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
Management reviews cash flow forecasts in light of the operating requirements of the Group and its obligations under the Trust Deed.
The following contractual maturity analysis of financial liabilities has the value of each liability presented as undiscounted.

		Later than one	Later than	Later than one
		month and not	three months	year and not
	Not later	later than	and not later	later than five
	than one month	three months	than one year	years
Financial liability	$	$	$	$
Group — 2009
Payables	379,555	132,217	—	—
Finance Leases	664	1,327	4,599	8,556
Convertible Notes	—	—	—	19,239,143
Loan	—	326,714	—	—

Total	380,219	460,258	4,599	19,247,699

Group — 2008
Payables	90,537	—	—	—
Finance Leases	7,208	14,418	64,880	19,592
Convertible Notes	—	—	21,250,295	—
Loan	2,067,615	80,983	121,474	—

Total	2,165,360	95,401	21,436,649	19,592

Group — 2007
Payables	390,737	857,426	—	—
Finance Leases	17,052	14,104	63,470	232,487
Convertible Notes	—	512,402	1,548,466	21,908,709
Loan	36,465	72,931	109,396	—

Total	434,254	1,486,863	1,721,332	22,141,196

There is no material difference between the fair value and the carrying value of receivables, payables and convertible notes.
d. Fair value estimation
The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.
As of 1 January 2009 the Group has adopted the amendments to IFRS 7 Financial Instruments: Disclosures which requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:
a)	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

b)	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (Level 2); and

c)	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

The following table presents the Group’s assets and liabilities measured and recognised at fair value at 31 December 2009. Comparative information has not been provided as permitted by the transitional provisions of the new rules.
2009

	Level 1	Level 2	Level 3	Total
Liabilities	$	$	$	$
Conversion derivative	—	—	2,337,200	2,337,200

Total Liabilities	—	—	2,337,200	2,337,200

2008

	Level 1	Level 2	Level 3	Total
Liabilities	$	$	$	$
Conversion derivative	—	—	2,187,934	2,187,934

Total Liabilities	—	—	2,187,934	2,187,934

2007

	Level 1	Level 2	Level 3	Total
Liabilities	$	$	$	$
Conversion derivative	—	—	5,963,793	5,963,793

Total Liabilities	—	—	5,963,793	5,963,793

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1. The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The group uses a variety of methods and makes assumptions that are based on market conditions existing at the end of each reporting period. Quoted market prices or dealer quotes for similar instruments are used to estimate fair value for long-term debt for disclosure purposes. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward exchange contracts is determined using forward exchange market rates at the end of the reporting period. These instruments are included in level 2 and comprise debt investments and derivative financial instruments. In the circumstances where a valuation technique for these instruments is based on significant unobservable inputs, such instruments are included in level 3.
The following tables present the changes in level 3 instruments for the past three years:

	2009	2008	2007
	Conversion	Conversion	Conversion
	derivative	derivative	derivative
Group	$	$	$
Opening balance	2,187,934	5,963,793	10,811,057
Transfer from interest bearing notes	—	—	—
Other decreases	(75,345)	(155,177)	(2,425,876)
Gains/(losses) recognised in profit or loss	224,611	(3,620,682)	(2,421,388)

Closing Balance	2,337,200	2,187,934	5,963,793

e. Capital risk management
The Group manages its capital risk to ensure that the Group will be able to continue as a going concern while maximising the return to stakeholders through optimisation of the debt and equity balance.
In order to maintain or adjust the capital structure, the Group may elect not to pay dividends to shareholders, issue new shares or sell assets to reduce debt.
The Group’s overall strategy remains unchanged from 2008 and 2007.
The capital structure of the Group consists of debt, which includes borrowings disclosed in note 17 and 18, cash and cash equivalents disclosed in note 9 and equity attributable to owners of the parent, comprising contributed equity, reserves and accumulated losses as disclosed in notes 21, 22 and 23.

4. Critical accounting estimates and judgements
a. Embedded derivatives, convertible notes and attached options
The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The fair value is determined by the Company with reference to an external valuation report using a Black-Scholes options pricing model and taking into account the inherent benefits to the Noteholder outlined in the Trust Deed as well as scenario based Monte Carlo simulations and binomial tree simulations with weightings according to Pascals Triangle, using the assumptions detailed below:

Share price:	$0.02	(at 31 December 2009)
Exercise Price:	$0.15
Share price Volatility:	118.76%
Risk free rate:	4.4%
b. Revenue recognition
For revenue recognised on a percentage of completion basis the company must estimate the current stage to which each contract is complete. Depending on the type of the contract, the stage of completion is measured by reference to labour hours incurred to date as a percentage of estimated total labour hours or as costs incurred as a percentage of estimated total costs for each contract.
5. Segment information
a. Description of segments
Management has determined the operating segments based on reports reviewed by the Chief Executive Officer (CEO) that are used to make strategic decisions.
The CEO considers the business from a geographic perspective and has identified two reportable segments, Australia and the United States. The CEO monitors the performance in these two regions separately.
Revenue is the United States is generated through research and development contracts for the provision of services or products. Revenue is predominantly sourced from the United States government through Defense Departments. In 2009 and 2008 all revenue from external sources was derived from US Defense Departments.
b. Segment information provided to the Chief Executive Officer

			Inter-segment
	Australia	United States	eliminations	Consolidated
2009	$	$	$	$
Segment loss	(10,746,031)	(1,997,058)	1,435,425	(11,307,664)

Items included in segment loss
Revenue
Revenue from external customers	—	975,648	—	975,648
Interest revenue	136,708	125	—	136,833

Expenses
Interest expense	1,586,756	—	—	1,586,756
Accretion expense and transaction cost amortisation	4,061,085	—	—	4,061,085
Depreciation	136,094	25,971	—	162,065
Amortisation	22,472	—	—	22,472

Non-current segment assets	400,911	55,015	(2,920)	453,006

Total segment assets	569,601	262,959	(2,920)	829,640

Segment liabilities	19,344,629	22,570,649	(21,884,634)	20,030,644

			Inter-segment
	Australia	United States	eliminations	Consolidated
2008	$	$	$	$
Segment loss	(10,762,246)	(1,358,067)	1,464,310	(10,656,003)

Items included in segment loss
Revenue
Revenue from external customers	49,675	1,110,957	—	1,160,632
Interest revenue	1,000,811	39,888	—	1,040,699

Expenses
Interest expense	2,262,003	3,442	—	2,265,445
Accretion expense and transaction cost amortisation	4,103,693	—	—	4,103,693
Depreciation	146,355	23,486	—	169,841
Amortisation	28,775	22,290	—	51,065

Non-current segment assets	498,973	69,587	(2,920)	565,640

Total segment assets	8,806,828	463,616	(2,920)	9,267,524

Segment liabilities	22,094,227	21,367,716	(21,001,154)	22,460,789

			Inter-segment
	Australia	United States	eliminations	Consolidated
2007	$	$	$	$
Segment loss	(10,806,695)	(1,383,714)	2,192,259	(9,998,150)

Items included in segment loss
Revenue
Revenue from external customers	1,192	1,850,141	—	1,851,333
Interest revenue	1,329,387	24,661	—	1,354,048

Expenses
Interest expense	2,184,507	—	—	2,184,507
Accretion expense and transaction cost amortisation	2,749,908	—	—	2,749,908
Depreciation	137,372	31,602	—	168,974
Amortisation	32,017	48,505	—	80,522

Non-current segment assets	15,935,993	1,133,973	—	17,069,966

Total segment assets	17,070,834	1,720,363	(2,920)	18,788,277

Segment liabilities	20,404,537	20,454,240	(18,762,930)	22,095,847

c. Notes to and forming part of the segment information
Accounting policies
Segment information is prepared in conformity with the accounting policies of the entity as disclosed in note 2 (c) and IFRS 8 Segment Reporting.
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

6. Revenue

	2009	2008	2007
	$	$	$

Contract Revenue	964,272	1,109,411	1,847,399
Interest Revenue	136,833	1,040,699	1,354,048
Other	11,376	51,221	3,934

	1,112,481	2,201,331	3,205,381

7. Expenses
Net loss attributable to members of the parent includes the following expenses:

	Note		2009	2008	2007
			$	$	$

Employee expenses
Wages and salaries			(3,901,523)	(3,566,615)	(3,531,444)
Termination benefits			—	—	(47,581)
Post employment			(229,408)	(192,698)	(161,904)
Share-based payments	32	(d)	(22,230)	(36,832)	(136,549)
Directors fees			(197,499)	(250,215)	(297,608)
Other			(140,905)	(183,314)	(173,502)

Total employee expenses			(4,491,565)	(4,229,674)	(4,348,588)

Finance costs
Interest expense			(1,586,756)	(2,265,445)	(2,184,507)
Accretion expense			(3,184,692)	(3,238,228)	(1,884,443)
Transaction cost amortisation			(876,393)	(865,465)	(865,465)
Transaction costs expensed			(101,714)	—	—

Total finance costs			(5,749,555)	(6,369,138)	(4,934,415)

Depreciation and Amortisation
Depreciation			(162,065)	(169,841)	(168,974)
Amortisation			(22,472)	(51,065)	(80,522)

Total depreciation and amortisation			(184,537)	(220,906)	(249,496)

Rental expense relating to operating leases
Operating lease payments			(589,793)	(464,163)	(449,439)

Total lease payments			(589,793)	(464,163)	(449,439)

Impairment expense
Impairment reversal/(expense) of floating rate notes	10		75,000	(769,200)	(220,800)
Impairment of intercompany receivables			—	—	—

			75,000	(769,200)	(220,800)

8. Income tax
a. Income tax expense

	2009	2008	2007
	$	$	$
Current tax (benefit)	(2,724,940)	(2,640,250)	(2,976,306)
Deferred tax (benefit)	(218,219)	(334,330)	81,032
Adjustment for prior years	68,233	(235,758)	—
Deferred tax assets not recognised	2,874,926	3,210,338	2,895,274

	—	—	—

b. Numerical reconciliation of income tax expense to prima facie tax payable

	2009	2008	2007
	$	$	$
Loss before income tax	(11,307,664)	(10,656,003)	(9,998,150)

Tax at the Australia tax rate of 30% (2008:30%)	(3,392,299)	(3,196,801)	(2,999,445)

Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Research and development accounting costs	—	273,383	297,809
Research and development tax concession received	—	(102,519)	(117,086)
Entertainment	1,530	1,007	873
Fair value movement in embedded derivative	67,383	(1,086,205)	(726,416)
Gain on extinguishment	(733,614)	—
Non-deductible interest expense	80,492	148,571	51,664
Option costs expensed — employees	—	11,050	40,965
Borrowing costs accretion	1,044,872	970,805	564,738
Other	(11,523)	6,129	(8,376)

	(2,943,159)	(2,974,580)	2,895,274
Adjustment for prior years	68,233	(235,758)	(2,895,274)
Deferred tax assets not recognised	2,874,926	3,210,338	—

Income tax expense	—	—	—

c. Unrecognised temporary differences
Temporary differences for which deferred tax assets or deferred tax liabilities have not been recognised.

	2009	2008	2007
	$	$	$
Sundry creditors and accruals	48,797	45,642	46,300
General accruals	626,083	687,885	—
Provision for doubtful debts	958,885	1,223,838	—
Employee entitlements	175,905	147,499	118,080
Asset retirement obligation	31,932	33,508	29,207
Lease make good	16,165	13,470	8,802
Deferred rent	16,056	46,355	68,267
S40-880 costs	234,095	460,845	866,140
Patent costs	3,796,804	3,986,834	3,870,873
Borrowing costs	—	311,111	777,778
Unrealised foreign exchange difference	829,410	—	—
Losses available for offset against future income	76,519,638	67,436,505	58,635,673
Capital losses available for offset against future income	915,000	—	—

Gross deferred income tax assets	84,168,770	74,393,492	64,421,120
Deferred tax liabilities			—
Unrealised foreign exchange differences	—	(744,610)	29,903
Interest receivable on available-for-sale financial assets	—	(53,200)	(1,400)

	84,168,770	73,595,682	64,449,623

Potential tax benefit @ 30%	25,250,631	22,078,705	19,334,887

Temporary differences for which deferred tax assets or deferred tax liabilities have not been recognised in relation to potential capital loss items.

	2009	2008	2007
	$	$	$
Provision — investment in ProCam Machine LLC	1,917,387	1,917,387	1,917,387
Intercompany receivables	—	—	—
Impairment — Available-for-sale financial investments	—	990,000	220,800

	1,917,387	2,907,387	2,138,187

Potential tax benefit @ 30%	575,516	872,216	641,456

d. Tax losses
The Group has the following tax losses arising in Australia and United States federal and state net operating loss carry-forwards:

	2009	2008	2007
	$	$	$
Australian tax losses	56,836,046	49,244,958	40,579,789
United States federal net operating loss carry-forwards	18,286,837	19,284,262	14,651,197
United States state net operating loss carry-forwards	12,482,278	14,693,549	11,031,293
Australian tax losses are available indefinitely for offset against future taxable profits subject to the Company’s ability to satisfy the continuity of ownership test or same business test tax loss carry forward rules.
The U.S. federal and state net operating loss carry-forwards expire at various dates through 2028 and 2013, respectively.
9. Current assets — Cash and cash equivalents

	2009	2008	2007
	$	$	$
Cash at bank and on hand	67,350	1,571,292	1,727,548
Short term deposits	—	6,000,000	13,000,000

	67,350	7,571,292	14,727,548

Cash at bank and on hand
These accounts earn interest at standard business banking operating account rates with a weighted average interest rate at 31 December 2009 of 3.9%.
10. Current assets — Available-for-sale financial investments

	2009	2008	2007
	$	$	$
Floating rate notes:
Opening fair value	10,000	779,200	2,002,080
Disposal of investments	(85,000)	—	(1,001,040)
Net movement in equity on revaluation	—	—	(1,040)
Impairment (loss) gain	75,000	(769,200)	(220,800)

Closing Fair Value	—	10,000	779,200

11. Current assets — Trade and other receivables

	Note		2009	2008	2007
			$	$	$
Trade receivables			1,152,115	1,402,883	762,625
Other receivables			9,147	18,988	4,144
Security deposits	(i	)	44,910	480,798	—
Goods and services tax recoverable			27,613	51,898	65,576
Interest receivable			—	53,200	1,400
Research and development tax concession received			—	—	390,286
Prepayments			34,384	336,663	339,187
Provision for doubtful debts			(958,885)	(1,223,838)	—

			309,284	1,120,592	1,563,218

(i)	Represents restricted cash deposits held as security for operating and finance lease commitments.

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

	2009	2008	2007
	$	$	$
Opening balance	(1,223,838)	—	—
Provision created	—	(1,223,838)	—
Foreign exchange movement	264,953	—	—

Closing balance	(958,885)	(1,223,838)	—

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
12. Non-current assets — Trade and other receivables

	Note		2009	2008	2007
			$	$	$

Trade receivables			—	—	480,145
Security deposits	(i	)	28,679	34,202	507,757

			28,679	34,202	987,902

(i)	Represents restricted cash deposits held as security for operating and finance lease commitments.

13. Non-current assets — Property, plant and equipment
Consolidated

	Leasehold	Plant and	Leased plant
	improvements	equipment	and equipment	Total
	$	$	$	$
At 1 January 2007
Cost	113,903	467,786	306,180	887,869
Accumulated depreciation	(13,836)	(246,048)	—	(259,884)

Net book amount	100,067	221,738	306,180	627,985

Year ended 31 December 2007
Opening net book amount	100,067	221,738	306,180	627,985
Additions	81,588	91,058	27,393	200,039
Disposals	(117)	(2,673)	—	(2,790)
Depreciation charge	(49,830)	(85,932)	(33,212)	(168,974)

Closing net book amount	131,708	224,191	300,361	656,260

At 1 January 2008
Cost	188,536	517,510	333,573	1,039,619
Accumulated depreciation	(56,828)	(293,319)	(33,212)	(383,359)

Net book amount	131,708	224,191	300,361	656,260

Year ended 31 December 2008
Opening net book amount	131,708	224,191	300,361	656,260
Additions	—	23,774	—	23,774
Disposals	—	(1,839)	—	(1,839)
Depreciation charge	(57,955)	(72,796)	(39,090)	(169,841)

Closing net book amount	73,753	173,330	261,271	508,354

At 1 January 2009
Cost	188,536	534,595	333,573	1,056,704
Accumulated depreciation	(114,783)	(361,265)	(72,302)	(548,350)

Net book amount	73,753	173,330	261,271	508,354

Year ended 31 December 2009
Opening net book amount	73,753	173,330	261,271	508,354
Additions	—	77,426	—	77,426
Transfers in / (out)	—	234,724	(234,724)	—
Disposals	—	—	—	—
Depreciation charge	(45,496)	(95,404)	(21,165)	(162,065)

Closing net book amount	28,257	390,076	5,382	423,715

At 31 December 2009
Cost	188,536	889,437	27,393	1,105,366
Accumulated depreciation	(160,279)	(499,361)	(22,011)	(681,651)

Net book amount	28,257	390,076	5,382	423,715

14. Non-current assets — Intangible assets and goodwill
Consolidated

	Software	Goodwill	Total
	$	$	$
At 1 January 2007
Cost	211,204	1,861,726	2,072,930
Accumulated amortisation	(99,380)	(27,574)	(126,954)
Accumulated impairment losses	—	(1,834,152)	(1,834,152)

Net book amount	111,824	—	111,824

Year ended 31 December 2007
Opening net book amount	111,824	—	111,824
Additions	42,847	—	42,847
Amortisation charge	(80,522)	—	(80,522)

Closing net book amount	74,149	—	74,149

At 1 January 2008
Cost	254,051	1,861,726	2,115,777
Accumulated amortisation	(179,902)	(27,574)	(207,476)
Accumulated impairment losses	—	(1,834,152)	(1,834,152)

Net book amount	74,149	—	74,149

Year ended 31 December 2008	74,149	—	74,149
Opening net book amount	—	—	—
Additions	—	—	—
Amortisation charge	(51,065)	—	(51,065)

Closing net book amount	23,084	—	23,084

At 1 January 2009
Cost	131,982	1,861,726	1,993,708
Accumulated amortisation	(108,898)	(27,574)	(136,472)
Accumulated impairment losses	—	(1,834,152)	(1,834,152)

Net book amount	23,084	—	23,084

Year ended 31 December 2009
Opening net book amount	23,084	—	23,084
Additions	—	—	—
Disposals	—	—	—
Amortisation charge	(22,472)	—	(22,472)

Closing net book amount	612	—	612

At 31 December 2009
Cost	89,291	1,861,726	1,951,017
Accumulated amortisation	(88,679)	(27,574)	(116,253)
Accumulated impairment loss	—	(1,834,152)	(1,834,152)

Net book amount	612	—	612

All capitalised software represents externally acquired software with a useful life of between 2 and 5 years amortised on a straight line basis.
No research and development costs have been capitalised as product maturation is still within the research stage, refer note 2 (q) (ii).

15. Current liabilities — Trade and other payables

	2009	2008	2007
	$	$	$
Trade payables	411,329	105,618	228,679
Deferred revenue	168,807	—	1,326,985
Accrued payables	796,233	1,011,320	1,013,648

	1,376,369	1,116,938	2,569,312

Related party payables:
Directors fees payable *	40,819	12,500	35,833

	1,417,188	1,129,438	2,605,145

*	Refer note 24 (d) for further details.
16. Current liabilities — Conversion derivative

	2009	2008	2007
	$	$	$
Balance at beginning of year	2,187,934	5,963,793	10,811,057
Conversion of convertible notes to shares	(75,345)	(155,177)	(2,425,876)
Fair value movement	224,611	(3,620,682)	(2,421,388)

Balance at end of year	2,337,200	2,187,934	5,963,793

The fair value movement represents the movement in the fair value of the liability arising from the ability of noteholders to convert their notes to shares. Refer to note 4 (a) for further information.
17. Current liabilities — Non-interest bearing loans and borrowings

	Note	2009	2008	2007
		$	$	$
Convertible notes	i	11,496,248	—	—
Short term loan		326,714	—	—

		11,822,962	—	—

(i)	Secured by fixed and floating charge over the Company’s assets, matures 2011.
Refer to note 18 for further information on the convertible note terms.

	2009	2008	2007
	$	$	$
Balance at beginning of year	—	—	—
Fair value of issue	11,070,869	—	—
Accretion expense	428,692	—	—
Transaction cost amortisation	—	—	—
Conversion of convertible notes to shares	(3,313)	—	—

Balance at end of year	11,496,248	—	—

	2009	2008	2007
	Number	Number	Number
Balance at beginning of year	—	—	—
Issued for interest bearing notes	109,504,140	—	—
Conversions	(32,769)	—	—

Balance at end of year	109,471,371	—	—

18. Current liabilities — Interest bearing loans and borrowings

	2009	2008	2007
	$	$	$
Obligations under finance leases	5,344	203,699	63,907
Convertible notes	4,065,240	16,263,964	12,664,510
Other loan	—	2,236,034	213,030

	4,070,584	18,703,697	12,941,447

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
These notes had a maturity date of 1 September 2009.
On 31 July 2009, the Company obtained shareholder and noteholder approval to extend the maturity date to 1 September 2011 and bifurcate the notes into interest bearing and secured. At 31 July 2009, the previous notes were extinguished in accordance with the accounting policy at note 2 (s).
Interest bearing notes have the same terms and conditions as the original notes except for a maturity date of 1 September 2011.
The secured notes have a fixed and floating charge over the assets of the company and do not bear interest, otherwise they have the same conditions as the interest bearing notes. Upon issue of the secured notes, 5 unlisted options were issued to secured noteholders for every 7 secured notes held. Refer notes 22 and 32 (e).
The face value of both classes of notes is $0.135.

	2009	2008	2007
	$	$	$
Balance at beginning of year	16,263,964	12,664,510	12,926,837
Accretion expense	2,754,798	3,236,015	1,882,440
Transaction cost amortisation	576,976	865,465	865,465
Movement on extinguishment of debt	(3,875,515)	—	—
Exchanged for secured notes	(11,070,869)	—	—
Conversion of convertible notes to shares	(584,114)	(502,026)	(3,010,232)

Balance at end of year	4,065,240	16,263,964	12,664,510

	2009	2008	2007
	Number	Number	Number
Balance at beginning of year	147,584,129	152,656,884	197,282,070
Conversions	(5,039,190)	(5,072,755)	(44,625,186)
Exchanged for secured notes	(109,504,140)	—	—

Balance at end of year	33,040,799	147,584,129	152,656,884

Convertible note roll forward — Group

	Interest Bearing	Secured
	Convertible Notes	Convertible Notes
	$	$
Balance at 1 January 2009	16,263,964
Accretion /Transaction Cost Amortisation 1 January to 31 July 2009	3,108,110
Conversions 1 January To 31 July 2009	(544,578)
Extinguishment of Notes Maturing 1 September 2009	(18,827,496)

	—
Issuance of Notes Maturing 1 September 2011	16,887,375
Interest Bearing Notes Extinguished in Exchange for Secured Notes	(13,006,264)	11,070,869
Accretion/Transaction Cost Amortisation 1 August to 31 December 2009	223,665	428,692
Conversions 26 September to 31 December 2009	(39,536)	(3,313)

Balance at 31 December 2009	4,065,240	11,496,248

Fair Value of Consideration Given:
New Debt	16,887,375
Options Issued	1,407,907
Gain on Election of Secured Notes	(1,935,395)

Total	16,359,887

Less: Carrying Value of Old Convertible Notes	(18,827,496)

Gain On Extinguishment Of Debt	(2,467,609)

$
Carrying value of interest bearing notes elected to be converted to secured notes	(13,006,264)
Fair value of secured notes upon issue	11,070,869

Gain on election of secured notes	(1,935,395)

The gain on extinguishment of debt is made up of the following amounts:

		2009	2008	2007
		$	$	$
Movement on extinguishment of debt		3,875,516	—
Fair value of options issued to holders of secured notes	22	(1,407,907)	—

Gain on extinguishment of debt		2,467,609	—

19. Current liabilities — Provisions

		Onerous Lease
	Make Good	Contracts	Payroll	Total
2009 — Consolidated	$	$	$	$
Carrying amount at 1 January 2009	33,508	195,575	147,499	376,582
Additional provisions recognised	—	—	(22,025)	(22,025)
Amounts used during the year	—	—	50,431	50,431
Foreign Exchange movements	(2,777)	(44,388)	—	(47,165)
Unwinding and discount rate adjustment	1,201	—	—	1,201

Carrying amount at 31 December 2009	31,932	151,187	175,905	359,024

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

Amounts expected to be settled
	Within	After
	12 Months	12 Months
	$	$
Onerous lease contracts	—	151,187

20. Non-current liabilities — Interest bearing loans and borrowings

	2009	2008	2007
	$	$	$
Obligations under finance leases	7,630	16,783	215,036

	7,630	16,783	215,036

Finance leases have a lease term of 3 years with no option to renew the leases or purchase the assets at the completion of the lease term. Some finance leases are secured through a cash deposit, see notes 11 and 12.

21. Contributed equity

	2009	2008	2007
	$	$	$
Ordinary shares — issued and fully paid	70,075,033	66,209,718	65,428,400
Movement in ordinary share capital

			Number of	Issue	Value
Details	Note	Date	shares	price	$
Opening Balance at 1/01/2007		01/01/2007	552,641 394		59,985,634
Exercise listed options	ii	04/01/2007	758	$0.150	119
Conversion of notes	iii	04/01/2007	1,706,709	$0.135	205,359
Exercise listed options	ii	16/01/2007	12,173	$0.150	1,826
Conversion of notes	iii	16/01/2007	14,518,842	$0.135	1,746,974
Conversion of notes	iii	17/01/2007	14,000,000	$0.135	1,684,545
Exercise listed options	ii	19/01/2007	10,983	$0.150	1,647
Exercise listed options	ii	24/01/2007	3,127	$0.150	469
Exercise listed options	ii	08/03/2007	4,684	$0.150	703
Exercise listed options	ii	14/03/2007	7,760	$0.150	1,164
Conversion of notes	iii	01/04/2007	4,807,843	$0.135	595,354
Exercise listed options	ii	19/04/2007	850	$0.150	128
Exercise listed options	ii	29/05/2007	603	$0.150	90
Conversion of notes	iii	14/06/2007	8,775,000	$0.120	986,406
Exercise listed options	ii	26/06/2007	3,188	$0.150	478
Conversion of notes	iii	01/07/2007	136,913	$0.120	14,246
Exercise listed options	ii	25/07/2007	94	$0.150	14
Conversion of notes	iii	01/10/2007	2,049,658	$0.110	203,244

Closing Balance at 31/12/2007		01/01/2008	598,680,579		65,428,400

Conversion of notes	i	01/04/2008	7,683,897	$0.0600	470,479
Shares issued to employees		04/04/2008	160,000	$0.0600	9,600
Shares issued to consultant		04/04/2008	1,908,573	$0.0600	114,514
Conversion of notes	i	01/07/2008	1,890,000	$0.0500	76,028
Conversion of notes	i	01/10/2008	3,232,203	$0.0400	110,697
Closing balance at 31/12/2008		31/12/2008	613,555,252		66,209,718

Conversion of notes	i	01/01/2009	7,287,985	$0.0400	269,982
Conversion of notes	i	01/04/2009	7,278,292	$0.0400	287,738
Shares issued to employees		08/04/2009	950,000	$0.0390	37,050
Conversion of notes	i	01/07/2009	1,786,500	$0.0400	56,200
Shares issued in accordance with SPP	ii	31/07/2009	114,724,259	$0.0229	2,464,199
Exercise Unquoted Options	iii	30/09/2009	20,549	$0.0010	21
Conversion of notes	i	01/10/2009	2,423,417	$0.0200	48,851
Exercise Unquoted Options	iii	02/10/2009	26,632	$0.0010	27
Exercise Unquoted Options	iii	05/10/2009	156,500	$0.0010	157
Exercise Unquoted Options	iii	07/10/2009	494,679	$0.0010	495
Exercise Unquoted Options	iii	12/10/2009	44,008	$0.0010	44
Exercise Unquoted Options	iii	14/10/2009	159,102	$0.0010	159
Exercise Unquoted Options	iii	16/10/2009	68,859	$0.0010	69
Exercise Unquoted Options	iii	21/10/2009	44,699	$0.0010	45
Exercise Unquoted Options	iii	28/10/2009	191,478	$0.0010	191
Exercise Unquoted Options	iii	30/10/2009	430	$0.0010	0
Exercise Unquoted Options	iii	04/11/2009	30,263	$0.0010	30
Exercise Unquoted Options	iii	27/11/2009	1,870	$0.0010	2
Shares placement	iv	10/12/2009	17,142,857	$0.0175	300,000
Shares placement	iv	10/12/2009	6,666,666	$0.0150	100,000
Exercise Unquoted Options	iii	15/12/2009	28,625	$0.0010	29
Exercise Unquoted Options	iii	18/12/2009	26,064	$0.0010	26
Shares placement	iv	18/12/2009	18,750,000	$0.0160	300,000
Closing Balance at 31/12/2009		31/12/2009	791,858,986		70,075,033

(i)	Convertible notes issued under the 2006 Renounceable Rights Issue Prospectus converted at the lesser of $0.135 or 90% of the volume weighted average price of shares during the 30 business days immediate preceding the conversion date.

(ii)	The Share Purchase Plan opened on 15 June 2009 and closed on 3 July 2009. Shares were issued on 31 July 2009 upon the passing of resolutions at extraordinary Shareholder and Noteholder meetings.

(iii)	Issued with the secured notes on 24 September 2009.

(iv)	Issued to non related private investors.

Movement in Listed Options

Number of
Options

At 31 December 2006	176,800,824
Exercise of options	(44,220)
At 1 January 2008	176,756,604
Exercise of options	—
At 31 December 2008	176,756,604
Expiry of options (i)	(176,756,604)
At 31 December 2009	—

(i)	The listed options had an exercise price of $0.15 and an expiry date of 1 September 2009.
22. Reserves

		2009	2008	2007
		$	$	$
Unlisted option reserve		3,641,736	2,233,829	2,221,417
Share reserves		—	14,820
Listed option reserve		6,893,566	6,893,566	6,893,566
Revaluation translation reserve		—	—	—
Accumulated translation reserve		(65,278)	(106,801)	(68,559)

		10,470,024	9,035,414	9,046,424

Movements:

Unlisted option reserve
Balance at 1 January		2,233,829	2,221,417	2,084,868
New Issues		—	—
Expenses recognised	18	1,407,907	12,412	136,549

Balance at 31 December		3,641,736	2,233,829	2,221,417

Share reserves
Balance at 1 January		14,820	—	—
New Issues		(37,050)	—	—
Expenses recognised		22,230	14,820	—

Balance at 31 December		—	14,820	—

Listed option reserve
Balance at 1 January		6,893,566	6,893,566	6,893,566
Option issue costs		—	—	—

Balance at 31 December		6,893,566	6,893,566	6,893,566

Revaluation reserve
Balance at 1 January		2,080	36,660	—
Net gains on available-for-sale financial assets		—	(34,580)	36,660
Realised gains		(1,040)	—	—
Net movement on revaluation		(1,040)	—	—

Balance at 31 December		—	2,080	36,660

Accumulated translation reserve
Balance at 1 January		(106,801)	(68,559)	(84,572)
Currency translation differences		41,523	(38,242)	16,013

Balance at 31 December		(65,278)	(106,801)	(68,559)

Nature and purpose of reserves
Unlisted options reserve
The options reserve is used to record the share options issued to Directors, employees, consultants and owners.
Share reserve
The share reserve is used to record the shares granted but not yet issued to Directors, employees and consultants.
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
23. Accumulated losses

	2009	2008	2007
	$	$	$
Balance at 1 January	(88,438,397)	(77,782,394)	(67,784,244)
Net loss	(11,307,664)	(10,656,003)	(9,998,150)

Balance at 31 December	(99,746,061)	(88,438,397)	(77,782,394)

24. Key management personnel disclosures
a. Key management personnel compensation

	2009	2008	2007
	$	$	$
Short-term employee benefits	1,564,097	1,414,357	1,649,029
Post-employment benefits	86,139	68,494	56,206
Termination benefits	—	—	—
Share-based payments	4,680	10,595	92,448

	1,654,916	1,493,446	1,797,683

b. Equity instrument disclosures relating to key management personnel
Option holdings
The numbers of options over ordinary shares in the company held during the financial year by each director of Metal Storm Limited and other key management personnel of the Group, including their personally related parties, are set out below.
2009

	Balance at	Granted as	On election			Balance at
	start of the	compen-	of secured			end of the	Vested and
Name	year	sation	notes	Exercised	Expired	year	exercisable	Unvested
Directors
TJ O’Dwyer	33,819	—	48,311	—	(33,819)	48,311	48,311	—
L J Finniear	1,000,000	—	—	—	—	1,000,000	1,000,000	—
J R Nicholls	—	—	—	—	—	—	—	—
T W Tappenden	—	—	—	—	—	—	—	—
Other key management personnel of the group
P R Wetzig	—	—	—	—	—	—	—	—
B I Farmer	—	—	—	—	—	—	—	—
P D Faulkner	200,000	—	—	—	—	200,000	200,000	—
D M Pashen	—	—	—	—	—	—	—	—
	1,233,819	—	48,311	—	(33,819)	1,248,311	1,248,311	—
2008

				Balance at
	Balance at start	Granted as		end of the	Vested and
Name	of the year	compensation	Exercised	year	exercisable	Unvested
Directors
TJ O’Dwyer	33,819	—	—	33,819	33,819	—
L J Finniear	1,000,000	—	—	1,000,000	1,000,000	—
P D Jonson	—	—	—	—	—	—
J R Nicholls	—	—	—	—	—	—
T W Tappenden	—	—	—	—	—	—
Other key management personnel of the group
P R Wetzig	—	—	—	—	—	—
B I Farmer	—	—	—	—	—	—
P D Faulkner	200,000	—	—	200,000	200,000	—
D M Pashen	—	—	—	—	—	—
J Cronin	200,000	—	—	200,000	200,000	—
	1,433,819	—	—	1,433,819	1,433,819	—
All vested options are exercisable at the end of the year.
2007

	Balance at start	Granted as		Balance at end	Vested and
Name	of the year	compensation	Exercised	of the year	exercisable	Unvested
Directors
TJ O’Dwyer	33,819	—	—	33,819	33,819	—
L J Finniear	—	1,000,000	—	1,000,000	500,000	500,000
J M Crunk	—	—	—	—	—	—
P D Jonson	—	—	—	—	—	—
J R Nicholls	—	—	—	—	—	—
B S McComish	—	—	—	—	—	—
Other key management personnel of the group
P R Wetzig	—	—	—	—	—	—
B I Farmer	—	—	—	—	—	—
P D Faulkner	200,000	—	—	200,000	200,000	—
J Cronin	200,000	—	—	200,000	200,000	—
J D MacDonald	500,000	—	—	500,000	500,000	—
G L Bergeron III	250,000	—	—	250,000	250,000	—
	1,183,819	1,000,000	—	2,183,819	1,683,819	500,000

Share holdings
The numbers of shares in the company held during the financial year by each director of Metal Storm Limited and other key management personnel of the Group, including their personally related parties, are set out below.

	Balance at
	start of the	Changes	Balance at end
	year	during the year	of the year
2009
Directors
T J O’Dwyer	180,855	874,124	1,054,979
L J Finniear	—	447,062	447,062
J R Nicholls	—	—	—
T W Tappenden	—	—	—
Other key management personnel of the group
P R Wetzig	400	43,706	44,106
B I Farmer	100,000	218,531	318,531
P D Faulkner	—	—	—
D M Pashen	100,000	109,265	209,265
	381,255	1,692,688	2,073,943
2008
Directors
T J O’Dwyer	180,855	—	180,855
L J Finniear	—	—	—
P D Jonson	340,000	340,000	680,000
J R Nicholls	—	—	—
T W Tappenden	—	—	—

Other key management personnel of the group
P R Wetzig	400	—	400
B I Farmer	—	100,000	100,000
P D Faulkner	—	—	—
D M Pashen	—	100,000	100,000
J Cronin	—	—	—
	521,255	540,000	1,061,255
2007
Directors
T J O’Dwyer	180,855	—	180,855
L Finniear	—	—	—
J M Crunk	—	—	—
P D Jonson	340,000	—	340,000
J R Nicholls	—	—	—
B S McComish	—	—	—
Other key management personnel of the group
P R Wetzig	400	—	400
B I Farmer	—	—
P D Faulkner	—	—	—
J Cronin	—	—	—
J D MacDonald	—	—	—
G L Bergeron III	—	—	—
	521,255	—	521,255
c. Loans to key management personnel
There were no loans to key management at 31 December 2009 or 31 December 2008.

d. Other transactions and balances with key management personnel
Directors’ fees
At 31 December the following Directors’ fees were payable to directors in relation to the financial year then ended:

	2009	2008	2007
	$	$	$
T J O’Dwyer	13,333	—	6,666
J R Nicholls	15,000	12,500	4,167
T W Tappenden	12,486	—	—
J M Crunk	—	—	10,000
P D Jonson	—	—	15,000

	40,819	12,500	35,833

25. Remuneration of auditors
During the year the following fees were paid or payable for services provided by the auditor of the Company, its related practises and non-related firms:
a. Audit Services

	2009	2008	2007
	$	$	$
PricewaterhouseCoopers
Audit and review of financial statements	341,500	445,330	332,000
Non-PricewaterhouseCoopers
Audit and review of financial statements	—	—	353,458

	341,500	445,330	685,458

b. Non-audit Services
PricewaterhouseCoopers
Non-audit services	69,000	70,750	—

	69,000	70,750	—

26. Commitments
a. Operating leases
Future minimum rental payments under non-cancellable operating leases as at 31 December are as follows:

	2009	2008	2007
	$	$	$
Within one year	138,494	442,874	443,858
After one year but not more than 5 years	—	161,771	476,093
More than 5 years	—	—	—

Total minimum lease payments	138,494	604,645	919,951

b. Finance leases
Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

	2009		2008		2007
	Minimum	Present value	Minimum	Present value	Minimum	Present value
	lease	of lease	lease	of lease	lease	of lease
	payments	payments	payments	payments	payments	payments
	$	$	$	$	$	$
Consolidated Within one year	6,590	5,344	219,517	203,699	84,626	63,907
After one year but not more than 5 years	8,556	7,630	19,594	16,783	232,487	215,036

Total minimum lease payments	15,146	12,974	239,111	220,482	317,113	278,943
Less amounts representing finance charges	(2,172)	—	(18,629)	—	(38,170)	—

	12,974	12,974	220,482	220,482	278,943	278,943

27. Related party transactions
a. Transactions with related parties
During the year, Backwell Lombard Capital, a company of which Terry O’Dwyer is a principle, loaned the sum of $326,714 to Metal Storm Limited. The loan in unsecured, has no fixed repayment dates and does not bear interest. The full sum of the loan was outstanding at year end.
There have been no other related party transactions between the company and its Directors or Key Management Personnel, or ‘close members’ of their family, or any entities that they control, jointly control or significantly influence that require disclosure in the financial statements under accounting standard IAS 124.
28. Subsidiaries

		Percentage of equity
	Country of	held by the Group			Investment
	Incorporation	2009	2008	2007	2009	2008	2007
Metal Storm Inc.	USA	49%	49%	49%	2,920	2,920	2,920
ProCam Machine LLC	USA	100%	100%	100%	—	—	—
Metal Storm USA Limited	USA	100%	100%	100%	—	—	—
Digigun LLC	USA	100%	100%	100%	—	—	—
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
29. Events occurring after the end of the reporting period
a. On 5 January 2010, the Company announced it had entered into an agreement in relation to a $20.2 million equity line of credit facility from UK based investment fund Global Emerging Markets (GEM) Global Yield Fund.
$700,000 has been advanced to the Company being the first tranche, which was completed on 10 February 2010.
Subsequently the Company can choose utilise the equity line of credit by issuing GEM a draw down notice. The issue of a draw down notice sparks a pricing period used to determine the level of funding to be provided to the Company.
A draw downs notice can be issued at a frequency of up to one draw down per 15 trading days. The Company can also choose, at its sole discretion, between the following two draw down types to suit its capital needs and market conditions at the time:
•	Type 1 — a cash advance of up to $400,000 (which can be increased to a maximum of $800,000 at the discretion of GEM); or

•	Type 2 — a cash advance equivalent to 700% of the 15-day average trading volume (GEM can elect to pay between 50% and 200% of this request).
The nature of the agreement means that the level of funding received under both draw down types is subject to adjustment events. An adjustment event will reduce the level of funding by 1/15th for every day an adjustment event occurs.
For type 1 draw downs, an adjustment event includes any day the VWAP in the pricing period is less than $0.01. For type 2 draw downs, an adjustment event includes any day the VWAP in the pricing period multiplied by 90% is less than $0.01 or any day where the number of shares traded is less than 25% of the average trading volume of the 15 trading days prior to the issue of the draw down notice.
Shares will be issued to GEM at 90% of the 15 day volume weighted average price of the Company’s shares (VWAP) for the 15 trading days immediately following the date the Company issues a draw down notice (except Tranche One which is a 10 day VWAP). A trading day is defined as a day the Company’s shares are traded on the ASX. Approval is being sought for the issue of shares under this agreement at a meeting of Shareholders scheduled for 4 March 2010.
In addition the Company will issue GEM one unlisted option for every five shares issued. Options will have a three-year term and an exercise price of $0.035. GEM’s funding will be supported by stock lending arrangements in the Company’s shares, which will be used by GEM to assist in funding the advances. GEM has entered into a stock lending agreement with Empire Equity Limited.
b. On 25 January 2010, the Company announced it had entered in to a Share Subscription Agreement for a further $700,000. $300,000 was received on that day and the balance of funds is due within one week of shareholder approval.
Shareholders approved the subscription on 4 March 2010, then within one week, the Company will issued $700,000 worth of ordinary shares at a price that is the lower of $0.018; or 90% of the VWAP over the 10 business days prior to the issue.
c. On 27 January 2010 the Company announced that the US Patent Office had allowed, and will grant, 5 patents that are material to the Company’s IP protection in the USA. These include a patent protecting inventions within the internal sealing of Metal Storm ammunition, a patent on weapons systems using selectable kinetic energy, and a patent protecting safety systems that detect when a projectile has moved in the barrel. Also included was an important patent protecting the target interception systems used by Metal Storm for missile and incoming projectile defence, plus a patent protecting Metal Storm’s set defence alternative to conventional minefields. These patents add measurably to the depth and breadth of Metal Storm’s patent protection in the USA.

d. On 15 March 2010 the Company announced it had received an order from the United States Marine Corp to provide 45 Improvised Explosive Device/ Explosive Ordnance Disposal (IED/EOD) training kits to the value of US$691,610.
e. On 20 April 2010 the Company announced it had it has been awarded a contract from the United States Marine Corps for the Mission Payload Module — Non-Lethal Weapon System (MPM-NLWS) program valued at US$1,477,860.
f. On 30 April 2010 the Company announced it had entered into a private share placement agreement for approximately $AUD200,000.
g. On 13 May 2010 the Company announced it had entered into a private share placement agreement for approximately $AUD400,000.
h. On 22 June 2010 the Company entered in to an equity of line credit agreement with Dutchess Opportunity Fund II LP (“Dutchess”) for an equity line of up to $25M over 3 years.
The facility allows the Company to draw on funds over time at its discretion. The Company may initiate up to one drawdown every five trading days but is not obligated to initiate any drawdowns. Any funds received will be paid for by the issue of Metal Storm shares. Shares will be issued at a price equal to 100% of the lowest daily volume weighted average price of the Company’s shares (“VWAP”) during the 5 day period immediately following the date the Company gives a drawdown notice. A cash fee of 6% is payable to Dutchess on any funds drawn.
Each time the Company draws on funds, it is able to set a base price below which it will not sell shares to Dutchess. If during any day in the pricing period the daily VWAP is below the base price set by the Company, this VWAP will not be used in setting the issue price. Dutchess may also, at its discretion, reduce the amount of funds received under the drawdown by 20% for each day that this occurs.
In connection with the establishment of the Dutchess Equity Line of Credit Facility, Metal Storm issued 20,636,715 shares to Dutchess, totalling an issue price of A$200,000 equal to the first half of the commitment fee owing to Dutchess under the facility agreement.
30. Reconciliation of loss after income tax to net cash inflow from operating activities

	2009	2008	2007
	$	$	$
Net Loss	(11,307,664)	(10,656,003)	(9,998,150)
Adjustments for:
Depreciation and amortisation	184,537	220,906	249,496
Accretion expense	3,183,491	3,236,015	1,884,443
Amortisation of transaction costs	576,976	865,465	865,465
Net loss on disposal of plant and equipment	—	1,159	—
Foreign exchange differences	87,508	(132,150)	17,495
Impairment loss on receivables	—	—
Fair value of services paid for via issue of options	—	12,412	136,549
Fair value of services paid for via issue of shares	—	138,935	—
Fair value adjustment to conversion derivative	224,611	(3,620,682)	(2,421,388)
Fair value adjustment to available-for-sale assets	—	—	(2,080)
Gain on extinguishment of debt	(2,467,609)	—	—
Impairment loss (gain) on AFS	(75,000)	—	—
Impairment loss on available-for-sale assets	—	769,200	220,800
Interest received	(136,833)	(1,040,700)	(1,354,047)
Other	—	—	758
Changes in assets and liabilities:
(Increase) / decrease in trade and other receivables	461,352	1,445,602	(1,379,346)
(Increase) / decrease in prepayments	302,279	2,524	11,009
(Decrease) / increase in trade and other payables	287,751	(1,475,708)	662,620
(Decrease) / increase in provisions	(17,558)	74,421	(139,836)
(Decrease) / increase in other liabilities	(30,299)	(21,910)	(9,684)
Net cash used in operating activities	(8,704,228)	(10,180,514)	(11,255,896)

31. Earnings per share
a. Basic and diluted earnings per share

	2009	2008	2007
	$	$	$
Loss for the year	(11,307,664)	(10,656,003)	(9,998,150)

Basic and diluted earnings per share (cents per share)	(1.61)	(1.62)	(1.56)
b. Weighted average number of shares used as the denominator

	2009	2008	2007
	Number	Number	Number
Weighted average number of ordinary shares for basic and diluted earnings per share	701,839,327	658,320,401	641,329,047
Earnings per share has been restated to incorporate the effect of bonus issues of shares. The weighted average number of shares has been increased by the inclusion of shares issued subsequent to year end which were issued for consideration at less than market value.
c. Information concerning the classification of securities
The following table summarises the convertible notes, listed options and unlisted options that were not included in the calculation of weighted average number of ordinary shares because they are anti-dilutive.

	2009	2008	2007
	Number	Number	Number
Interest bearing convertible notes	33,040,799	147,584,129	152,656,884
Secured convertible notes	109,471,371	—	—
Listed options	—	176,756,604	176,756,604
Unlisted options	90,345,809	18,989,688	18,569,688
32. Share-based payments
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
Option exercise price — as per option terms.
Share price — share price at grant date of the option.
The following table illustrates the number and weighted average exercise price (WAEP) of share options granted during the year under the constitution.

	2009		2008		2007
	Number	WAEP	Number	WAEP	Number	WAEP
Outstanding at the beginning of the year	18,989,688	0.30	19,044,688	0.30	18,100,938	0.31
Granted during the year	—	—	—	—	1,000,000	0.19
Expired during the year	(5,717,188)	0.43	(55,000)	0.54	(56,250)	0.54

Outstanding at the end of the year	13,272,500	0.24	18,989,688	0.30	19,044,688	0.30

Exercisable at the end of the year	8,272,500	0.37	13,989,688	0.40	13,207,188	0.41
No unlisted options were exercised during the period.
c. Shares issued at the discretion of the Board
The Board issues shares at their absolute discretion to employees as part of executive and employee remuneration packages.
The fair value of employee benefits are estimated at grant date based on the Company’s share price on that day.
d. Expenses arising from share based payment transactions

	2009	2008	2007
	$	$	$
Options expense	22,230	12,412	136,549
Shares granted but not yet issued to employees	—	14,820	—
Shares granted and issued to employees	—	9,600	—

	22,230	36,832	136,549

e. Other unlisted options issued
During the year the Company issued options as an incentive to entice existing interest bearing noteholders to elect to exchange their notes for secured, non interest bearing notes.
5 options were offered for every 7 secured notes held. A total of 78,217,067 were issued. These options have an expiry date of 24 September 2012 and an exercise price of $0.001.
Refer note 18 for further details.

	2009		2008		2007
	Number	WAEP	Number	WAEP	Number	WAEP
Outstanding at the beginning of the year	—	0.001	—	—	—	—
Granted during the year	78,217,067	0.001	—	—	—	—
Exercised during the year	(1,293,758)	0.001	—	—	—	—
Outstanding at the end of the year	76,923,309	0.001	—	—	—	—

f. Other unlisted options issued
At 31 December the following unlisted options were on issue:

	Exercise
	Price	2009	2008	2007
Expiry Date	$	Number	Number	Number
31 March 2008	0.556	—	—	12,500
04 June 2008	0.388	—	—	5,000
30 June 2008	0.556	—	—	12,500
30 September 2008	0.556	—	—	12,500
31 December 2008	0.556	—	—	12,500
14 January 2009	0.400	—	125,000	125,000
02 February 2009	0.400	—	100,000	100,000
16 February 2009	0.400	—	14,438	14,438
24 February 2009	0.400	—	81,250	81,250
10 March 2009	0.400	—	8,250	8,250
31 March 2009	0.400	—	62,500	62,500
05 April 2009	0.400	—	29,500	29,500
14 April 2009	0.400	—	1,100,000	1,100,000
10 May 2009	0.400	—	25,000	25,000
08 June 2009	0.400	—	25,000	25,000
21 June 2009	0.400	—	3,225,000	3,225,000
21 June 2009	1.100	—	40,000	40,000
21 June 2009	1.150	—	200,000	200,000
30 June 2009	0.400	—	62,500	62,500
05 July 2009	0.400	—	75,000	75,000
14 July 2009	0.400	—	125,000	125,000
04 September 2009	0.400	—	31,250	31,250
30 September 2009	0.400	—	62,500	62,500
14 October 2009	0.400	—	125,000	125,000
24 November 2009	0.400	—	6,250	6,250
04 December 2009	0.400	—	31,250	31,250
07 December 2009	0.400	—	12,500	12,500
31 December 2009	0.400	—	150,000	150,000
18 March 2010	0.400	20,000	20,000	20,000
31 March 2010	0.400	200,000	200,000	200,000
21 June 2010	0.400	578,750	578,750	578,750
24 June 2010	0.400	1,990,000	1,990,000	1,990,000
30 June 2010	0.400	200,000	200,000	200,000
30 September 2010	0.400	200,000	200,000	200,000
31 December 2010	0.400	218,750	218,750	218,750
31 March 2011	0.400	193,750	193,750	193,750
28 April 2011	0.400	940,000	940,000	940,000
30 June 2011	0.400	818,750	818,750	818,750
02 July 2011	0.010	5,000,000	5,000,000	5,000,000
30 September 2011	0.400	125,000	125,000	125,000
27 October 2011	0.400	506,250	506,250	506,250
31 December 2011	0.400	193,750	193,750	193,750
08 March 2012	0.180	1,000,000	1,000,000	1,000,000
31 March 2012	0.400	193,750	193,750	193,750
30 June 2012	0.400	193,750	193,750	193,750
24 September 2012	0.001	76,923,309	—	—
30 September 2012	0.400	193,750	193,750	193,750
31 December 2012	0.400	168,750	168,750	168,750
31 March 2013	0.400	168,750	168,750	168,750
30 June 2013	0.400	168,750	168,750	168,750
		90,195,809	18,989,688	19,044,688