Form 20-F
period 2010-12-31
METAL STORM LTD  /ADR/
filed 2011-07-20
CIK 1119775

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 000-31212
METAL STORM LIMITED
(Exact Name of Registrant as Specified in its Charter)
Australia
(Jurisdiction of Incorporation or Organization)
29 Sudbury Street
Darra, Queensland 4076
Australia
(Address of principal executive offices)
Brett Farmer
Company Secretary
Telephone: +61 7 3147 8600
Facsimile: +61 7 3147 8610
29 Sudbury Street
Darra, Queensland 4076
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
1,702,539,758 Fully Paid Ordinary Shares
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
Yes ☐    No ☑
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued ☑ by the International Accounting Standards Board	Other ☐
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
     For your convenience, we have translated some Australian dollar amounts into U.S. dollar amounts at the noon buying rate in The City of New York for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”). On June 15, 2011, the noon buying rate for Australian dollars into U.S. dollars was A$1.00 = US$1.0621.
     The following table contains information for the noon buying rate for the Australian dollar into U.S. dollars for the periods indicated.

	At
	Period	Average
	End	Rate(1)	High	Low
Year ended December 31,
2006	0.7884	0.7582	0.7914	0.7056
2007	0.8776	0.8444	0.9369	0.7724
2008	0.6983	0.8499	0.9797	0.6073
2009	0.8979	0.7988	0.9293	0.6301
2010	1.0122	0.9199	1.0153	0.8172
Month
December 2010	1.0122	0.9929	1.0153	0.9675
January 2011	0.9976	0.9962	1.0200	0.9868
February 2011	1.0174	1.0084	1.0176	0.9984
March 2011	1.0358	1.0113	1.0358	0.9984
April 2011	1.0937	1.0588	1.0937	1.0346
May 2011	1.0660	1.0675	1.0970	1.0496

(1)	Determined by averaging noon buying rates on the last day of each full month during the period.
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
     This annual report is prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations adopted by the International Accounting Standards Board (“IASB”).
     Our financial statements for 2010, 2009, 2008, 2007 and 2006 have been prepared in Australian dollars and in accordance with IFRS as issued by the IASB.
     Our selected financial data set forth below are presented in accordance with IFRS. Statement of Comprehensive Income data for the years ended December 31, 2010, 2009 and 2008 and the Statement of Financial Position data as at December 31, 2010 and 2009 have been derived from our audited financial statements, which are included elsewhere in this annual report.

	As of and for the year ended December 31,
	2010	2009	2008	2007	2006
	A$	A$	A$	A$	A$
Income Statement data in accordance with IFRS:
Revenue	3,345,016	1,112,481	2,933,346	3,205,381	2,339,310
Expenses	(7,978,366)	(6,670,590)	(7,220,211)	(8,269,116)	(15,454,051)
Loss before finance costs and tax from continuing operations	(4,633,350)	(5,558,109)	(4,286,865)	(5,063,735)	(13,114,741)
Finance costs	(4,304,903)	(5,749,555)	(6,369,138)	(4,934,415)	(2,183,013)
Income tax	—	—	—	—	—
Loss after tax from continuing operations	(8,938,253)	(11,307,664)	(10,656,003)	(9,998,150)	(15,297,754)
Loss after tax from discontinued operation	—	—	—	—	(39,256)
Loss attributable to members of the parent	(8,938,253)	(11,307,664)	(10,656,003)	(9,998,150)	(15,337,010)
Basic and diluted loss per share(1)	(0.0064)	(0.0122)	(0.0122)	(0.0117)	(0.0189)
Weighted average ordinary number of shares outstanding	1,395,910,416	930,322,973	871,930,746	855,496,215	813,066,261
Balance Sheet data in accordance with IFRS:
Total current assets	1,722,527	376,634	8,701,884	17,069,966	26,605,477
Total assets	2,146,956	829,640	9,267,524	18,788,277	27,856,081
Total current liabilities	20,636,341	20,006,958	22,397,651	21,812,546	26,424,955
Long term obligations (including finance leases)	—	23,686	63,168	283,301	333,794
Total liabilities	20,636,341	20,030,644	22,460,789	22,095,847	26,758,749
Contributed equity	77,683,753	70,075,033	66,209,718	65,428,400	59,985,634
Total equity	(18,489,385)	(19,201,004)	(13,193,265)	(3,307,570)	1,097,332
Other financial data:
Dividends per share	—	—	—	—	—

(1)	Basic and diluted loss per share is calculated as net loss for the period divided by adjusted weighted average number of ordinary shares outstanding for the same period. The number of ordinary shares outstanding is adjusted to include ordinary shares subsequently issued for no consideration. A significant number of shares could be issued upon conversion of the convertible notes and exercise of the options issued to noteholders. These are not included in EPS because the Company has incurred net losses and recognising them in diluted shares outstanding would be anti-dilutive.
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
     In December 2009, Metal Storm entered into an agreement with GEM Global Yield Fund Ltd (“GEM”) for an equity line of credit facility for the sum of A$20.2 million (the “GEM Equity Line Facility”). The GEM Equity Line Facility yielded significantly lower funding than anticipated due to a variety of issues, including a condition requiring us to enter into a share lending agreement with a third party share lender in respect of each proposed drawdown. In June 2010 we agreed with GEM to terminate the GEM Equity Line Facility and it was formally terminated on September 13, 2010.
     To replace the GEM Equity Line Facility, we entered into an agreement in June 2010 with Dutchess Opportunity Fund II LP (“Dutchess”) for an equity line of credit facility for the sum of A$25.0 million (the “Dutchess Equity Line Facility”). The Dutchess Equity Line Facility allows Metal Storm to drawdown sums of money in cycles of up to five trading days and issue ordinary shares to Dutchess as consideration. The amount of each drawdown is variable up to A$200,000 and initiated at the discretion of Metal Storm. The level of funding provided for by the Dutchess Equity Line Facility is variable, which creates uncertainty over the cash inflows we may receive over the next 12 months. The level of funding available under the Dutchess Equity Line Facility includes the possibility of certain adjustment events. Adjustment events may reduce the level of funding received in a particular tranche by 20% for every day an adjustment event occurs. Additionally, the level of funds likely to be provided under the Dutchess Equity Line Facility may be less than our historical cash requirements and management’s forecasts for business operations. To date, the Dutchess Equity Line Facility has been supplemented by equity placements, however, the availability of such placements in the future is uncertain.
     The number of shares that may be issued under the Dutchess Equity Line Facility is likely to exceed the limit imposed by Australian Securities Exchange (“ASX”) listing rule 7.1. Therefore we will require shareholder approval to issue shares in excess of the limits prescribed by the listing rules of the ASX (“ASX Listing Rules”). The ASX Listing Rules also require that shares issued pursuant to shareholder approval must be issued within three months of that approval. Metal Storm is likely to use the Dutchess Equity Line Facility consistently throughout its term and as such will be required to continually seek shareholder approval for the issue of shares that exceed the limit prescribed by ASX Listing Rule 7.1. If we are unable to obtain shareholder approval, we may not be able to issue shares and therefore receive funds under the Dutchess Equity Line Facility. Additionally, even upon obtaining shareholder approval, the funds to be received under the Dutchess Equity Line Facility are expected to be less than our historical operating cash requirements. As a result, additional sources of capital may be required in order to continue operations.
     In September 2006, we raised A$27.5 million under a rights offer of unsecured convertible notes (“Rights Offer”) in Australia and New Zealand. The convertible notes are due to mature on September 1, 2011 (the “Maturity Date”), at which time Metal Storm must redeem the convertible notes unless a noteholder has elected to convert them into ordinary shares. The Company has recently announced it will seek shareholder and noteholder approval for the extension of the maturity date of these notes to March 1, 2012. Meetings to obtain these approvals are scheduled for August 29, 2011. Unless the convertible notes that are currently outstanding are converted or approval is obtained for the maturity date to be extended , we will be required to repay approximately A$18.9 million to redeem the convertible notes on the Maturity Date. If approval to extend the Maturity Date is obtained then we will be required to repay approximately $A18.9 million on March 1, 2012 unless the notes that are currently outstanding are converted or restructured. The magnitude of a capital raising required to repay the convertible notes is significantly greater than we have been able to source in recent years. At present, we are in early negotiations with a number of parties with the objective of developing alternatives for restructuring and/or repayment of the convertible notes. In the absence of conversion, restructuring or a significant capital raising, we will not be in a position to satisfy the liability to the noteholders. We cannot assure you that we will be successful in generating revenue or obtaining financing to redeem the convertible notes when they become due on the Maturity Date.
     There can be no assurance that we will be able to raise sufficient capital to continue our operations and redeem the convertible notes on the Maturity Date. If we are unsuccessful in our efforts to obtain sufficient financing to continue to fund our current operations and redeem the convertible notes on the Maturity Date, we will be required to significantly reduce or cease operations altogether. Accordingly, there exists a substantial doubt about Metal Storm’s ability to continue as a going concern. If we do not have reasonable grounds to believe that we will be successful in our efforts to obtain sufficient financing to continue to fund our operations and redeem the convertible notes at the Maturity Date, we will be required to appoint an administrator under Australia’s bankruptcy system.
     Our financial statements have been prepared on the basis of a going concern. If we are unable to raise additional capital when required, there would be substantial doubt as to whether Metal Storm would continue as a going concern. Therefore, Metal Storm would realize the value of its assets and extinguish its liabilities at amounts other than amounts in the financial statements. No adjustments have been made to the financial statements relating to the recoverability and classification of the assets carrying amounts or classification of liabilities that might be necessary should Metal Storm no longer be a going concern.
We may be required to redeem convertible notes before the Maturity Date, which redemption could cause us to become insolvent.
     In connection with the Rights Offer, Metal Storm entered into a Trust Deed in 2006, which was amended and restated on July 30, 2009 (the “Trust Deed”). On the occurrence of a default event under the Trust Deed prior to the September 1, 2011 maturity date, Metal Storm must, if required by the trustee, redeem all convertible notes outstanding by payment of the face value of the convertible note together with all accrued but unpaid interest. In the event of early redemption of the convertible notes, Metal Storm would have to raise funds to meet such obligations. It is likely that we will not be able to do so in a timely manner, or at all, in which case Metal Storm could become insolvent.
We will need to raise additional capital and this may not be on favorable terms.
     Metal Storm will require additional capital in the near term to fund product development programs. In addition, we may seek to exploit business opportunities that will require us to raise additional capital from equity or debt sources. In particular, developing and commercializing new technology and products to develop our business could require a significant commitment of additional resources that could, in turn, require us to obtain additional funding. We may also require further funds to pursue regulatory clearances, prosecute and defend our intellectual property rights, develop marketing capabilities and fund operating expenses.
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
     We have incurred operating losses in each year since our inception. We had net losses of A$8.9 million, A$11.3 million and A$10.7 million for the years ended December 31, 2010, 2009 and 2008 respectively. We expect to incur additional operating losses over the next few years. Our profitability is dependent on our ability, alone or with others, to complete the successful product engineering of our technology, obtain any required regulatory clearances, and commercialize our products. We cannot be certain if or when we will achieve profitability or positive cash flow.
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
Changes in funding or export regulation by the U.S. or Australian governments could impact our ability to develop and sell our products.
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
There are some design and performance limitations of our technology.
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
     Under the provisions of the Australian Patents Act 1990 (“Patents Act”), the Commonwealth of Australia has the right to exploit, or authorize others in writing to exploit, an invention for the services of the Commonwealth of Australia at any time after a patent application has been made. The remuneration and terms for exploitation are determined by agreement between the person entitled to the benefit of the patent application, or the person’s nominee, and the Commonwealth of Australia. If there is no agreement, the determination is made by a prescribed court.
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
     Under the U.S. Patent, if one of the authorized offices of various government agencies identified under the U.S. Patent Act holds the opinion that publication or disclosure of an invention described in a patent application would be detrimental to the national security, the Commissioner of Patents being so notified shall order that the invention be kept secret and also withhold the publication of the application or the grant of a patent for such period as the national interest requires. The owner of an application that has been placed under a secrecy order shall have the right to appeal from the order to the Secretary of Commerce. An applicant whose patent is withheld shall have the right to apply for compensation for the damage caused by the order of secrecy.
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
     The ordinary shares of Metal Storm are quoted on the ASX and our American Depositary Shares, also referred to ADSs, are registered and trade on the over-the-counter (OTC) market in the United States. As a result, our share price will be subject to the numerous influences that may affect both the broad trend in the local and international share market and the share prices of individual companies and sectors. Investors should recognize that the price of ordinary shares and options in Metal Storm may fall as well as rise. Our share price has been and is likely to continue to be volatile, particularly due to our relatively limited trading volume. Our share price could fluctuate significantly due to a number of factors, including:
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
     Our primary source of funding is the Dutchess Equity Line Facility. The Dutchess Equity Line Facility allows us to initiate drawdowns at a frequency of up to one drawdown per five trading days and issue ordinary shares to Dutchess in consideration. Any sale by Dutchess of the ordinary shares we have issued to it pursuant to the Dutchess Equity Line Facility could cause volatility in our share price. In addition, a significant number of shares could be issued upon conversion of the convertible notes and the exercise of options issued to Noteholders in September 2006. See Item 7A — “Major Shareholders and Related Party Transactions — Major Shareholders”.
We are not currently paying dividends and we may not pay dividends in the future.
     Until the Company is in a net asset position, our directors will not be able to recommend that any dividends be paid to our shareholders. Our future profitability and cash flow will depend on future earnings, as well as our working capital requirements. Our directors’ current intention is to reinvest our income in the continued development and operation of our business. We may continue to generate operating losses on research projects until such time as our technology, or products resulting from research into our technology, are successfully commercialized. There are a number of factors beyond our control and our directors’ control, for example changes in technology, market competition, exchange rate fluctuations and governmental policy, which may also impact on our profitability and ability to pay dividends.
We have been, and may be again, classified as a passive foreign investment company for U.S. federal income tax purposes.
     While we do not believe Metal Storm was a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in 2010, we believe Metal Storm was a PFIC in 2000, 2002, 2003, 2004, 2005, 2006 and 2008. Based on the composition of our assets and income and our current expectations, Metal Storm could be a PFIC again in 2011 or any future taxable year. The determination of our PFIC status is dependent upon the composition of our income and assets and, in addition, we must make a separate determination at the close of each taxable year as to whether we are a PFIC. A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined based on the market price of our ADSs, which is likely to fluctuate.
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
     U.S. holders are encouraged to consult their tax advisors regarding the consequences of owning and disposing of ADSs or ordinary shares, including the desirability of making, and the availability of, certain elections with respect to our ADSs or ordinary shares. Metal Storm provides no advice on your taxation matters. The above should not be taken as advice by the reader of this document.
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
Item 4. Information on Metal Storm
A. History and Development of Metal Storm
     Our legal and commercial name is Metal Storm Limited, which was incorporated under the laws of Australia on April 13, 1994. Our principal office is located at 29 Sudbury Street Darra, Queensland 4076, Australia. Our telephone number is 011-61-7-3147-8600. Our website address is www.metalstorm.com. Information on our website and websites linked to it do not constitute part of this annual report. In 2001, our subsidiary Metal Storm Inc. opened an office in Arlington, Virginia, which is close to the Pentagon. Our agent for service of process in the United States is Mr. Peter D. Faulkner, 4350 N. Fairfax Drive, Suite 810, Arlington, VA 22203.
     In 1994, we acquired patents and intellectual property from Mr. J.M. O’Dwyer. In consideration for these patents, we issued to him 1,125,000 ordinary shares. Between May 1994 and March 1999, a total of 2,625,000 ordinary shares were issued to a variety of investors raising a total of A$1,993,875.
     In anticipation of our initial public offering in Australia, we effected a 21.4 to 1 stock split in March 1999 that increased our issued capital from 3,750,002 to 80,250,042 ordinary shares. In June 1999, we raised A$12 million in an initial public offering in Australia by offering and selling 4,000,000 ordinary shares at an issue price of A$3.00 per share. Our ordinary shares were quoted on the ASX in July 1999 under the symbol “MST.” In May 2000, we effected a 5 to 1 stock split, thereby increasing our issued capital from 84,250,042 to 421,250,210 ordinary shares.
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
     In May 2006, we raised A$2.7 million through a share purchase plan available only to shareholders resident in Australia and New Zealand. In September 2006, we raised A$27.5 million under a rights offer of convertible notes available only to shareholders resident in Australia and New Zealand.
     In July 2008, we delisted our ADSs from the NASDAQ Capital Market and moved trading of our ADSs back to the over-the-counter market under the symbol “MTSXY”.

     In July 2009, we raised A$2.6 million through a share purchase plan available only to shareholders resident in Australia and New Zealand. In the same month, we obtained noteholder and shareholder approval to change the maturity date of the convertible notes from September 1, 2009 to September 1, 2011.
     In September 2009, the noteholders had the option of exchanging their Interest Bearing Convertible Notes for Secured Convertible notes with attaching options.
     In December 2009, we entered into the GEM Equity Line Facility Agreement and it was terminated in September 2010. To replace the GEM Equity Line Facility Agreement, we entered into the Dutchess Equity Line Facility Agreement in June 2010 for up to A$25.0 million, which is available over three years.
     During 2010 we raised a further A$6.8 million through equity financing, including A$2.4 million from a rights issue in September 2010, A$2.3 million from private placements and A$2.1 million from equity line of credit facilities. A further $787,500 in stock was issued to repay outstanding loans having a carrying value of $787,500.
     We entered into a Subscription Agreement on April 8, 2011, with our largest shareholder, Andrew Doyle, pursuant to which we have the discretion to require Mr. Doyle to subscribe for up to A$400,000 worth of shares at an issue price of A$0.01 per share. Consistent with the terms of our 2010 rights issue, Mr. Doyle will be entitled to be issued three unquoted options for no additional consideration for every share allotted under the Subscription Agreement.
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
     Engineering
     In parallel with our U.S. based engineering team, we continued to advance the MAUL™, FireStorm™, less lethal munitions development and to a lesser extent, 3GL products during the year. In 2010 our focus was largely on preparing the MAUL™ for delivery under a contract with the Papua New Guinea Correctional Services and on delivering on the requirements for the Marine Corps Mission Payload Module Non-Lethal Weapon System contract.

     Business Development
     Our business development strategy is focusing primarily on winning commercial contracts for systems that employ Metal Storm technology, greater emphasis is now being focused on creating and winning opportunities to sell quantities of 3GL, FireStorm™ and MAUL™ for trial and/or deployment.
     The sales cycle for weapons acquisition can be short or long depending on the particular customer and their procurement processes. Larger volume orders tend to have longer lead times, which is why we are focusing on trying to get Metal Storm systems into the early stages of the procurement processes, when requirements are defined.
     The majority of our business development effort is in the United States, where there is a substantial defence research and development industry. In addition, opportunities are being sought in the Middle East, Asia and Europe.
     We have also expanded our market scope to include law enforcement and homeland security agencies, particularly for the MAUL™ product and the less-lethal applications of FireStorm™.
     As a key element of our business development approach, we regularly conduct live fire trials and demonstrations to showcase the technical and operational capabilities of our products.
     During 2010, we continued to increase our exposure through conferences, trade shows and demonstrations, including an exhibit at the Land Warfare Conference (Australia) in November 2010 and a live firing demonstration for officers of the Australian Defence Force in August 2010.
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
     Joint Collaboration Agreement with Singapore Technologies Kinetics
     In February 2008, Metal Storm entered into a Joint Collaboration Agreement with STK to take our 3GL and 40mm ammunition to the manufacturing stage. Under the terms of the agreement, Metal Storm and STK have agreed to “collaborate in the design, development, testing, qualification, manufacture of prototypes and demonstration weapons and munitions as well as the commercial production and marketing of munitions and selected Metal Storm ballistic weapons that only use those munitions.” STK is contributing funds toward completing the demonstration and trial 3GL weapons and munitions. The agreement is expected to result in munitions that are compatible with all of Metal Storms’ 40mm weapons and would allow Metal Storm to expand its operationally-ready munitions to additional types. The incurrence of costs under this agreement is discretionary. The agreement terminates in December 2020.
     In addition to development and manufacture, STK may market, distribute and support other Metal Storm weapons and munitions.
     In September 2005, Metal Storm entered into an exclusive Teaming Agreement with STK for the development, testing, manufacture and marketing of munitions to be used in conjunction with Metal Storm projects. The agreement terminates in December 2012 unless terminated earlier by joint agreement of the parties or upon a default by one party. The agreement provides that intellectual property that is developed solely by one party under the agreement will be owned solely by that party. Intellectual property that is developed through the collaboration of both parties will be owned solely or jointly by Metal Storm, except for technology relating to the internal workings of the warheads, which will be owned by STK. Each party is responsible for its own development costs under the agreement. In February 2008, this Teaming Agreement was incorporated under the Joint Collaboration Agreement.
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
     In conjunction with Electro Optic Systems Limited (“EOS”), we have also developed Redback™, a fast four barrel 16-shot 40mm remotely operated weapons system. The Redback™ system is particularly suited to convoy protection and is designed to be capable of defending against rocket-propelled grenade (“RPG”) attacks. During 2010, Metal Storm performed only limited development on Redback™, as most of Metal Storm’s initial development goals had been reached, and EOS target acquisition and tracking components were being developed by EOS. However, technology developed for Redback™ has also been incorporated into FireStorm™. It is expected that further work on Redback™ will be done once a specific customer is identified and contracted, whereupon the product would be tailored to suit particular customer needs.
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
     Ammunition
     A number of ammunition natures for Metal Storm 40mm and 18mm systems are under development.
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
     Papua New Guinea Correctional Service — MAUL™ weapons

     In August 2010 we were awarded a US$3.4 million contract by the Papua New Guinea Correctional Service for the delivery of 500 MAUL™ weapons plus 50,000 rounds of non-lethal ammunition, training and ancillary services. The contract is subject to ratification through the normal Papua New Guinea government protocols. The ratification process is underway but has not been concluded. Continued dialogue between Metal Storm, the Minister and other PNG Government officials confirms that the ratification process has made progress and that it carries the full support of the Minister for Correctional Service and the Department of Correctional Service. With the ratification still pending, we have taken advantage of the additional time available to further enhance the MAUL™ weapon and ammunition systems. This enhancement has included improving the designs’ production effectiveness and its operational reliability in the harsh environmental conditions expected in Papua New Guinea.
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
     The initial award was a cost plus fixed fee contract for the technology development phase, which evaluated demonstrated payload effectiveness, munitions fusing/functioning and weapon platform capability. The contract was completed in May 2011.
     United States Army Joint Munitions and Lethality Contracting Center — Directional Fragmentation and Advanced Fuzing project
     This contract was to develop and demonstrate new and innovative technologies capable of providing significant improvements in lethality over current inventory warheads by controlling the directionality of the fragmentation pattern. The project was completed in August 2010.
     U.S. Marine Corps Explosive Ordnance Disposal (“EOD”)/Improvised Explosive Device (“IED”) Training Kits
     Under this contract Metal Storm assembled and delivered EOD/IED training kits to multiple U.S. Marine Corps training centers across the United States. The contract was awarded in March 2010. The final kits were delivered in July 2010.
Competition
     Until we commercialize a product using our technology, we continue to compete for technology research and development funding available through various areas that are administered by the U.S. Department of Defense and other government agencies, including, for example, under the Small Business Innovation Research (“SBIR”) Program.
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
     Australia
     We have authority under the Weapons Act 1990 (Queensland) (“Weapons Act”) to engage in scientific or experimental work. In compliance with the Weapons Act and Australian Controls on the Export of Defense and Strategic Goods, we have a weapons movement procedure policy. We do not currently envisage manufacturing any products in Australia, however, in the event that we do, we would be required to obtain a manufacturer’s license to enable us to manufacture and export our products. In addition, we would be regulated by the Australian Department of Defense Export Controls under which we would be required to obtain an export distribution license. Licenses and permits may be difficult to obtain and retain depending on government policies, customs, changes in political leadership, and other factors. These processes and obtaining licensing and permits may take many years and require the expenditure of substantial resources.
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
     We aggressively pursue patent applications for new inventions. Since our inception, we have filed many patent applications, including, but not limited to, applications relating to:
•	stacked projectile delivery systems and stacked projectile weapon systems, in particular the sealing, reload and ignition thereof;

•	technology related to encoding weapons to permit authorized access only;

•	ammunition and projectiles;

•	electronic firing technology;

•	area denial;

•	fire fighting;

•	seismic testing;

•	multi-barrel systems;

•	fireworks;

•	missile defense and target interception;

•	directional control of missiles;

•	unmanned aerial vehicle weaponization;

•	adapting conventional munitions to Metal Storm configuration; and

•	selectable kinetic energy systems.
     As of December 31, 2010, we were maintaining:
•	35 granted U.S. patents and nine pending U.S. patent applications;

•	15 granted Australian patents and four pending Australian patent applications; and

•	44 other patents granted outside the United States and Australia and 33 pending applications outside the United States and Australia, including one Patent Cooperation Treaty (international) application and seven European Patent Convention applications.
     These patents have expiry dates between 2013 and 2040, but the majority expire between 2014 and 2027.

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
C. Organizational Structure
     Metal Storm Limited has a U.S. subsidiary, Metal Storm Inc., that has operations in Arlington, Virginia. Metal Storm also has three non-trading subsidiaries that are based in the United States: Metal Storm USA Limited, Pro-Cam Machine LLC and Digigun LLC.
D. Property, Plant and Equipment
     We lease approximately 16,092 square feet of office and workshop space in Queensland, Australia. The annual gross rental payments are approximately A$178,600 payable in monthly instalments of approximately A$14,883. The lease expires on November 30, 2015.
     We lease approximately 3,453 square feet of office space in Arlington, Virginia. The annual gross rent effective July 2010 is US$136,946, payable in monthly instalments of approximately US$11,412. The lease expires on June 30, 2013.
     We also lease 2,000 square feet of warehouse space in Chantilly, Virginia. The lease commenced in March 2009 and the effective annual gross rental is US$24,000, payable in monthly instalments of approximately US$2,000. The lease expires on June 30, 2012.
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
A. Operating Results
Overview
     We are a defense technology company that is involved in the research, development and commercialization of projectile launching systems that utilize electronically fired, “stacked projectile” technology. In 2010, we worked on a few contracts with the U.S. military and various private companies.
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
     We have incurred net losses since our inception. We recognized a net loss of A$8.9 million, A$11.3 million and A$10.7 million in the years ended December 31, 2010, 2009 and 2008, respectively. Our accumulated losses from inception in 1994 to December 31, 2010 are approximately A$109 million. We expect to incur further losses in the foreseeable future as we continue to invest in the research and development of our patented electronically initiated “stacked projectile” technology prior to entering into the commercialization phase. We expect that losses will fluctuate from period to period and that such fluctuations may be substantial as a result of, among other things, the results of our research and development programs, the number of future prototypes we produce and test and potential design changes required as a result of testing. We are approaching the latter stage of product development and do not expect any significant revenue from product sales until at least 2012. While there has been significant interest in our proof-of-concept demonstrations, we cannot give assurance that we will manufacture or sell our products successfully or ever achieve or sustain profitability.
Where We Derive Our Revenue
     In 2010, 2009 and 2008, our principal sources of revenue were construction contracts, a sales contract, government grants and interest income.
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
Comparison of Annual Results of Operations
     2010 compared with 2009
     Revenue. Revenue tripled from A$1.1 million in 2009 to A$3.3 million in 2010. The increase was due to an increase in revenue earned from contracts with the US Government from A$964,272 in 2009 to A$2.2 million in 2010, settlement proceeds of A$442,953 that were received in March 2010 from one of our customers in settlement of a dispute in relation to the terms of a contract for the commercialisation of the customer’s vehicle tagging technology, and receipt of a research and development rebate of A$628,290. No research and development tax rebate was received in 2009.
     The A$2.2 million in revenue earned from contracts with the US Government in 2010 relates to the following contracts:
•	In April 2010, Metal Storm was awarded a US$1.5 million contract by the U.S. Marine Corps for its Mission Payload Module — Non-lethal Weapon System, which is a new weapon system designed to provide the Marine Corps with improved counter-personnel capabilities. The contract was completed in May 2011.

•	Directional Fragmentation and Advanced Fuzing project with the United States Army Joint Munitions and Lethality Contracting Center. This contract was to develop and demonstrate new and innovative technologies capable of providing significant improvements in lethality over current inventory warheads by controlling the directionality of the fragmentation pattern. The project was completed in August 2010.

•	In March 2010, Metal Storm was awarded a contract by the U.S. Marine Corps for the assembly and delivery of explosive ordnance disposal and improvised explosive device training kits to multiple U.S. Marine Corps training centers across the United States. The final kits were delivered in July 2010.
     In addition to the above US Government contracts, in August 2010 we were awarded a US$3.4 million contract by the Papua New Guinea Correctional Service for the delivery of 500 MAUL™ weapons plus 50,000 rounds of non-lethal ammunition, training and ancillary services. The contract is subject to ratification through the normal Papua New Guinea government protocols. The ratification process is underway but has not been concluded.
     Expenses. Total expenses decreased by A$136,876 (1%) from A$12,420,145, in 2009 to A$12,283,269 in 2010. Significant movements in expenses were:
•	Increase in consumables used of A$581,184 that directly relates to the increased contract revenue.

•	In 2010 we had a fair value movement gain on the embedded derivative of A$407,041 that reflects the movement in the fair value of the conversion option included in the convertible notes issued in 2006. In 2009, we had a fair value loss of A$224,611.

•	In 2009 we had a fair value gain on the extinguishment of convertible note debt of A$2,467,609 due to the substantial changes we made to the convertible note terms. In 2010 we had no such item recorded in the income statement.

•	Finance costs decreased by A$1,444,652 from A$5,749,555 in 2009 to A$4,304,903 in 2010. This is due to the decrease in accretion expense of the convertible notes resulting from the substantial changes we made to the convertible note terms and conditions in 2009.
     Net Loss. As a result of the foregoing, our net loss decreased from approximately A$11.3 million in 2009 to A$8.9 million in 2010. Due to our continuing losses, no income tax expense has been recognized.
     2009 compared with 2008
     Revenue. Revenue decreased by A$1,820,865 from A$2,933,346 in 2008 to A$1,112,481 in 2009 predominately due to a reduction in interest revenue, which decreased from A$1,010,699 in 2008 to A$136,833 in 2009. No research and development tax rebate was received in 2009. The decrease in interest income was caused by lower cash balances in 2009.
     Expenses. Total expenses decreased by A$1,169,204 (9%) from A$13,589,349 in 2008 to A$12,420,145 in 2009. Significant movements in expenses were:
•	In 2009 we made substantial changes to the terms of the convertible notes issued in 2006, including extending the maturity date of our convertible notes from September 1, 2009 to September 1, 2011 and in some instances granting options and providing security in lieu of cash coupon payments. These changes called for an extinguishment of the original liability and recognition of a new liability, resulting in a gain on extinguishment of debt of A$2,467,609.

•	In 2009 we had a fair value movement loss of A$224,611 on the embedded derivative that reflects the movement in the fair value of the conversion option embedded in the convertible notes issued in 2006. In 2008, we had a fair value gain of A$3,620,682.

•	In 2008 we had an impairment expense of A$769,200 representing the decrease in fair value of floating rate notes that were held by Metal Storm. In 2009 these notes were sold at A$75,000 above their fair value recorded, which resulted in the reversal of impairment expenses of A$75,000.

•	Research and development expenses decreased by A$1,324,603 to A$976,994 in 2009 from A$2,301,597 in 2008. Reduced fees to external contractors is the predominate cause for the reduction in R&D expenses.
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
     The effect of foreign currency translation is reported in note 22 to the financial statements as an accumulated translation reserve. At December 31, 2010, the impact of the foreign currency translation was an accumulated reserve of (A$48,129) compared to accumulated reserve balance of (A$65,278) at December 31, 2009. The fluctuations are caused by fluctuations in the exchange rate between the Australian dollar and the U.S. dollar. We have not entered into any hedging arrangements to mitigate the effects of currency fluctuations.
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
     The following table sets forth our consolidated cash flows for the past three years.

	Year ended December 31
	2010	2009	2008
	A$	A$	A$
Net cash used in operating activities	(6,189,600)	(8,704,228)	(10,180,514)
Net cash provided by investing activities	6,726	197,606	965,807
Net cash provided by financing activities	7,280,450	1,048,665	1,964,543
Effect of exchange rate changes on cash	1,735	(45,985)	93,908

Net movement in cash and cash equivalents	1,099,311	(7,503,942)	(7,156,256)

     Cash used in operating activities in each of the past three years consisted primarily of losses incurred in operations. The increase in receipts from customers, largely related to the MPM-NLWS contract award, and a reduction in our operating expenses due to a continued focus on cost savings have been the main drivers from the decreasing trend in our operating cash usage.
     Net cash provided by investing activities in 2010, 2009 and 2008 consisted predominantly of interest income on deposits. The Company’s cash balances are now, on average, significantly lower than they were in 2008 resulting in the generation of less interest revenue over these years.
     In 2008, financing activities consisted of borrowings in the form of short term loans. In 2009 and 2010, financing activities consisted of stock issues and repayment of borrowings. As our cash reserves declined we have had to rely on an increased number of equity placements to provide funding for our operations.
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
     The convertible notes were issued under Trust Deed, the details of which are discussed in Item 10-C “Additional Information — Material Contracts” of this Form 20-F. See Item 3D “Key Information — Risk Factors” — “There is substantial doubt regarding Metal Storm’s ability to continue as a going concern” and “- We may be required to redeem convertible notes before the Maturity Date, which redemption could cause us to become insolvent.”
     In 2009 we borrowed A$326,714 from Backwell Lombard Capital under a non-interest bearing unsecured short term loan that has no fixed repayment date but is payable upon demand. We repaid A$50,000 and then borrowed a further A$100,000 during the first few months of 2010. The loan was then split into amounts owed to each of the principals of Backwell Lombard Capital. In December 2010 we repaid A$162,500 through the issuance of ordinary shares to one of the principals of Backwell Lombard Capital, which is affiliated with one of our directors. See Item 7.B.
     Equity Line Facility Agreements
     In December 2009, we entered into an equity line of credit facility agreement with GEM Global Yield Fund Ltd in the amount of A$20.2 million. Under the GEM Equity Line Facility, we could initiate drawdowns at a frequency of up to one drawdown per 15 Australian business days and issue ordinary shares to GEM in consideration. Our first drawdown occurred in January 2010. As of June 30, 2010, we received A$1,012,226 from GEM and had issued 65,000,000 ordinary shares to GEM. We agreed with GEM to terminate the facility as it has yielded significantly lower funding than had been anticipated and in September 2010 the agreement was formally terminated.
     In June 2010, we entered into an equity line of credit agreement with Dutchess for an amount of up to A$25.0 million to replace the existing facility with GEM. The Dutchess Equity Line Facility allows us to initiate drawdowns at a frequency of up to one drawdown per five trading days of the ASX and issue ordinary shares to Dutchess in consideration. As of June 6, 2011 we have received A$1,683,970 from the Dutchess Equity Line Facility and had issued 244,638,544 ordinary shares to Dutchess.
     See Item 10C “Additional Information — Material Contracts” for a summary of the agreements.
     Placements of ordinary shares
     In September 2010 we raised A$2.4 million from a Rights Issue, issuing 240,894,961 ordinary shares. In September 2010 we also entered into Subscription Agreements with two existing shareholders and one former shareholder (at the time) to subscribe for up to A$1.7 million in Metal Storm shares and options. The terms of these Subscription Agreements allowed us, at our sole discretion, to require the investors to subscribe for up to a maximum of A$1.7 million worth of our ordinary shares at an issue price of A$0.01 per share, with Metal Storm to issue three options to an investor for no additional consideration for every share allotted to that investor. We received A$1.3 million pursuant to these Subscription Agreements.
     In March 2010, we issued 27,900,794 ordinary shares at a price of A$0.0143 to Mr. Andrew Doyle, raising gross proceeds of A$400,000.
     We issued 12,500,000 ordinary shares to an Asian investor in January 2010 at a price of A$0.016 per share, raising gross proceeds of A$200,000 and issued a further 52,669,568 ordinary shares to that investor in March 2010 at a price of A$0.013 per share, raising gross proceeds of A$700,000. We issued 14,285,714 ordinary shares at a price of A$0.014 per share to that investor again in April 2010, raising gross proceeds of A$200,000 which included the issue of options to purchase 3,571,429 ordinary shares at an exercise price of A$0.01 per share valued at A$40,213. We also issued 15,306,122 ordinary shares at a price of A$0.0079 per share to the Asian investor again in June 2010, raising gross proceeds of A$150,000 and, in connection with the issuance, the investor also received options to purchase 3,061,244 ordinary shares at an exercise price of A$0.01 per share.
     No capital expenditure commitments
     We had no material capital expenditures during the past two years and do not expect to incur any material capital expenditure in 2011. Refer to the table in Item 5-F “Operating and Financial Review and Prospects — Tabular disclosure of contractual obligations” for further details on commitments.
     Future Cash Needs
     We expect that operating expenses will continue to be the principal use of our cash resources. The Dutchess Equity Line Facility is not expected to cover all expenses for the next 24 months and will need to be supplemented with other sources of funding.

     We will need to raise additional sources of funding to repay debt obligations which mature on September 1, 2011, accelerate development and reduce the reliance on our current funding agreement and may seek it through equity or debt financings. The sale of additional equity or convertible debt could result in dilution to our shareholders. Additional debt would result in additional expenses and could result in covenants that would restrict our operations.
     Refer to Item 3D “Key Information — Risk Factors” for further information on Metal Storm’s capital requirements and substantial doubt over our ability to continue as a going concern.
C. Research and Development: Patents and Licenses
     Our primary activity since incorporation in 1994 has been the research and development of our technology. Expenditure on this activity, exclusive of labor costs, was A$0.6 million, A$1.0 million and A$2.3 million for the years ended December 31, 2010, 2009 and 2008, respectively, exclusive of the tax concession for research and development. Our policy is to focus our research on selected internal product development projects as well as external development programs under which we work in collaboration with other parties. See Item 4B “Information on Metal Storm — Business Overview”.
D. Trend Information
     While we obtained our first bulk order sales contract in 2010, much of our technology requires further investment, research, development, testing and possibly regulatory approval. We cannot be sure of the extent to which the technology, or any products we develop, will be able to penetrate the potential markets and generate revenue. We believe that our future success depends on our ability to further commercialize our technology. See Item 3D “Key Information — Risk Factors”.
E. Off-Balance sheet arrangements
     Not applicable.
F. Tabular disclosure of contractual obligations
     The following table summarizes our contractual obligations and commitments as of December 31, 2010:

	Payments due by period
	Total	Less Than			More than
	A$	1 – Year	1 – 3 Years	3 – 5 Years	5 Years
Capital (finance) lease obligations	7,764	4,234	3,530	—	—
Operating lease obligations	1,279,325	312,820	810,154	156,351	—
Loans	214,848	214,848	—	—	—
Convertible Notes	18,880,675	18,880,675	—	—	—

Total	20,382,612	19,412,577	813,684	156,351	—

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
     The following people comprise our board of directors and executive officers:

Name	Position
Terence J. O’Dwyer	Chairman
John R. Nicholls	Director
Trevor W. Tappenden	Director
William Henkel	Director
Lee J. Finniear	Chief Executive Officer and Managing Director
Brett I. Farmer	Chief Financial Officer and Company Secretary
Peter D. Faulkner	President — Metal Storm Inc.
George A. Orrison	Director of Sales — Metal Storm Inc.
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
     John R. Nicholls. Mr. Nicholls was appointed as a Director in September 2006 pursuant to an agreement with Harmony Capital Partners Pte Limited who were sub-underwriters in connection with the Rights Offer. He has extensive experience in the Australian and international business communities with start-up and established companies, having held senior management positions and directorships for several Australian and international companies in the manufacturing, distribution, trading and merchant banking industries. He was previously a director of two other ASX listed companies, Nylex Limited (from 2006 to 2011), and Brandrill Limited (from 2004 to 2009).
     Trevor Tappenden. Mr. Tappenden was appointed a Director in July 2008. He was a Partner in the firm of Ernst & Young, Australia from 1982 until 2003, specialising in Entrepreneurial Growth Companies as well as being the Melbourne Managing Partner from 1997 to 2001 and a Member of the firm’s Board of Partners. Mr. Tappenden is also a director of Bionomics Limited (an ASX-listed company) as well as several government and education bodies.
     William Henkel. Mr. Henkel was appointed a Director in November 2010. He has been a Director of Metal Storm Inc. since 2007 and has acted as its Chairman since 2009. Earlier in his career he assisted with creating the schedule and events to communicate the agenda, policies and programs, both at home and abroad, for U.S. Presidents Nixon, Ford and Reagan. Mr. Henkel was a senior executive at Merrill Lynch from 1987 to 2003, with extensive experience formulating strategic direction, overseeing corporate governance, devising high impact communications and directing the Client Marketing and Strategy Group. From 2006 to 2008 he wrote for the Henry Thornton Blog on the Roy Morgan website, authoring columns on U.S. politics, government, economics and finance. Mr. Henkel acts as a private consultant providing advice on mergers and acquisitions to clients.
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
     Brett I. Farmer. Mr. Farmer was appointed Chief Financial Officer in August 2007 and Company Secretary in September 2010. He is a CPA in Australia and previously worked in senior accounting positions for a number of years, including as Financial Controller of Metal Storm from June 2005 until his appointment as Chief Financial Officer.
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

     George A. Orrison. Mr. Orrison was appointed Director of Sales of Metal Storm Inc. in November 2010. He has substantial experience in defence industry sales and marketing. From 2004 to 2009 Mr. Orrison was Director of Marketing for Qinetiq North America.
B. Compensation
     In 2010, the aggregate remuneration we paid and that accrued to our directors and senior management was A$1,657,960.
     The remuneration and benefits paid to our directors and executive officers during 2010, on an individual basis, are set out in the table below.

	Short Term Employee Benefits
			Non		Post	Share
	Salary &	Cash	Monetary		Employment	Based		Total	Performance
Name and	Fees	Bonus	Benefit	Other	Benefits	Payments	Termination	Remuneration	Related
Position	$	$	$	$	$	$	$	$	%
Terence J. O’Dwyer Chairman (Non-Executive)	80,000	—	—	—	—	—	—	80,000
John R. Nicholls Director (Non-Executive)	50,000	—	—	—	—	—	—	50,000
Trevor W. Tappenden Director (Non-Executive)	60,000	—	—	—	—	—	—	60,000
William Henkel Director (Non-Executive) Appointed 11/2/10	8,333	—	—	—	—	—	—	8,333
Total Non Executive Directors	198,333	—	—	—	—	—	—	198,333
Lee J. Finniear Managing Director & Chief Executive Officer	320,000	97,088	—	—	37,538	—	—	454,626	21.4%
Total Executive Directors	320,000	97,088	—	—	37,538	—	—	454,626	—
Brett I. Farmer Chief Financial Officer & Company Secretary	159,558	25,000	—	—	16,610	—	—	201,168	12.4%
Peter D. Faulkner President — Metal Storm Inc.	237,344	19,682	12,997	—	7,711	—	—	277,734	7.1%
Neil J. Partridge Managing Engineer Appointed 7/5/10	75,000	—	—	—	6,750	—	—	81,750	—
George A. Orrison Director of Sales — Metal Storm Inc. Appointed 11/1/10	21,062	—	1,818	—	—	—	—	22,880	—
Peter R. Wetzig Company Secretary Resigned 9/24/10	79,184	—	—	—	—	—	—	79,184	—
David M. Pashen Chief Engineer Resigned 10/15/10	117,692	12,000	—	—	12,991	15,000	—	157,683	7.6%
Arthur D. Schatz Vice President — Business Development Resigned 1/4/11	175,806	—	980	2,744	5,072	—	—	184,602	—
Total Other Key Management	865,646	56,682	15,795	2,744	49,134	15,000	—	1,005,001	—
Total Remuneration of Key Management Personnel	1,383,979	153,770	15,795	2,744	86,672	15,000	—	1,657,960	—

     During the year ended December 31, 2010, no options over ordinary shares were granted as equity remuneration benefits to directors and executives. No shares were granted to directors and executives as equity compensation for services performed in 2010.
C. Board Practices
     Under our constitution, our board of directors is required to be comprised of at least three directors. As of December 31, 2010, our board was comprised of five directors and is currently comprised of five directors. Our directors are elected to the board of directors for a three-year term and one-third of the directors retire by rotation at each annual general meeting of shareholders. Our Directors do not have fixed terms.
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
     The board of directors has also established a Nominations and Remuneration Committee, whose members are: Mr. Nicholls, Mr. Tappenden and Mr. Henkel. The board of directors’ remuneration objective is to motivate directors and management to pursue the long-term growth and success of Metal Storm within an appropriate control network.
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
D. Employees
     We employed 27 staff as at December 31, 2010. The following table provides a breakdown of our employees by main category of activity and geographic location.

	Queensland	Virginia
	Australia	USA
Administration	7	4
Engineering	10	6
At December 31, 2009, we had 27 staff. At December 31, 2008, we had 32 staff.
E. Share Ownership
     As of June 6, 2011, the number of outstanding shares was 1,920,265,980, there are 1,506,061,555 unquoted share options, 27,856,846 quoted share options, 107,399,299 secured convertible notes and 32,359,237 interest bearing convertible notes.
     As of June 6, 2011, the beneficial interests of the directors and executives in the ordinary shares and options of Metal Storm were:

	Number of Shares Held		Number of Options Exercisable
Terence J. O’Dwyer	1,318,724	(1)	839,546	(2)
John R. Nicholls (3)	—		—
Trevor W. Tappenden	125,000		75,000	(4)
William Henkel	—		—
Lee J. Finniear	558,828		1,335,298	(5)
Brett I. Farmer	500,000		544,407	(4)
Peter D. Faulkner	—		200,000	(6)
George A. Orrison	—		—

(1)	672,869 shares are owned by Mr. O’Dwyer and Mrs. P.M. O’Dwyer and 645,855 shares are owned by Louclaben Pty Ltd in trust for the O’Dwyer Family Account.

(2)	27,042 unquoted options with an exercise price of A$0.001 per share and an expiry date of September 24, 2012 and 403,722 unquoted options with an exercise price of A$0.015 per share and an expiry date of September 13, 2013 are owned by Mr. Terence J. O’Dwyer and Mrs. P.M. O’Dwyer. 21,269 unquoted options with an exercise price of A$0.001 per share and an expiry date of September 24, 2012 and 387,513 unquoted options with an exercise price of A$0.015 per share and an expiry date of September 13, 2013 are owned by Louclaben Pty Ltd in trust for the O’Dwyer Family Account.

(3)	Mr. Nicholls is a director of Metal Storm and a director and investment manager of Harmony Capital Partners Pte Limited (“Harmony”). Harmony Investment Fund Limited (“Harmony Investment”) is an entity that is managed by Harmony and which owns securities in Metal Storm. As of June 6, 2011, Harmony Investment held 24,870,644 ordinary shares, 97,902,659 quoted secured convertible notes and 25,930,470 unquoted options. Mr. Nicholls disclaims beneficial ownership of securities owned by Harmony Investment.

(4)	These are unquoted options with an exercise price of A$0.015 per share and an expiry date of September 13, 2013.

(5)	1,000,000 options held by Mr. Finniear have an exercise price of A$0.19 per share and expire in March 2012 and 335,298 options have an exercise price of A$0.015 per share and an expiry date of September 13, 2013.

(6)	Options held by Mr. Faulkner have an exercise price of A$0.40 per share and expire between December 2010 and September 2012.
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
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
     The table below presents certain information regarding the beneficial ownership of our ordinary shares as of June 6, 2011 by each person known by us to be the beneficial owner of more than 5% of our ordinary shares based upon filings made by such persons with the ASX. Beneficial ownership is determined according to the rules of the Securities and Exchange Commission and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options that are exercisable within 60 days. Information with respect to beneficial ownership has been furnished to us by each director, executive officer or 5% or more shareholder, as the case may be. Unless otherwise indicated, to our knowledge, each shareholder possesses sole voting and investment power over the shares listed, subject to community property laws where applicable.
     All holders of our ordinary shares have the same voting rights.
     The table below lists applicable percentage ownership based on 1,920,265,980 ordinary shares outstanding as of June 6, 2011. Options to purchase our ordinary shares that are exercisable or convertible notes that can be converted into ordinary shares within 60 days of June 6, 2011 are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage.
     As of June 6, 2011, Andrew Doyle was the beneficial owner of 764,602,186 ordinary shares that includes 141,598,686 ordinary shares and 598,244,541 options convertible to 598,244,541 ordinary shares within 60 days and 1,833,997 convertible notes that can be converted into 24,758,960 ordinary shares within 60 days. If all of the options and convertible notes were exercised or converted at that date and no other optionholder or Noteholder converted their holdings,Mr Doyle would hold approximately 30.1% of the ordinary shares in Metal Storm Limited. The diluting effect of this transaction would make Mr Doyle the largest shareholder. We note, however, that any conversion of notes that would result in ownership of more than 19.9% of Metal Storm’s ordinary shares would require shareholder approval under ASX Listing Rules. Prior to August 2010 Mr Doyle’s beneficial ownership was less than 5%.
     As of June 6, 2011, Harmony Investment was the beneficial owner of 24,870,644 ordinary shares, 97,902,659 convertible notes and 25,930,470 unquoted options. If all these options and convertible notes were exercised or converted at that date and no other optionholder or Noteholder converted their holdings, Harmony Investment would hold approximately 42% of the ordinary shares in Metal Storm Limited. The diluting effect of this transaction would make Harmony Investment Fund Ltd the largest shareholder. We note, however, that any conversion of notes that would result in ownership of more than 19.9% of Metal Storm’s ordinary shares would require shareholder approval under ASX Listing Rules. In July 2010 Harmony beneficially owned 29,453,097 ordinary shares, 97,902,659 quoted convertible notes and 25,930,470 unquoted options. In July 2009, Harmony beneficially owned 29,453,097 ordinary shares, 97,902,659 quoted convertible notes and 118,726,332 quoted options. In June 2008, Harmony beneficially owned 29,476,097 ordinary shares, 121,509,108 quoted convertible notes and 123,226,332 quoted options.
     As of June 6, 2011, PNG Ports Corporation Limited held 22,500,000 convertible notes. If all these convertible notes were exercised or converted at that date and no other optionholder or Noteholder converted their holdings, PNG Ports Corporation Limited would hold approximately 13.7% of the ordinary shares in Metal Storm Limited.
     A former major shareholder, James Michael O’Dwyer, reduced his beneficial ownership during the past few years. In June 2008 he beneficially owned 187,423,610 ordinary shares or 30.8% of all our ordinary shares. In April 2009 Mr. O’Dwyer beneficially owned 160,375,776 ordinary shares or 25.5% of all our ordinary shares. In June 2010 he beneficially owned 80,699,059 ordinary shares or 7.5% of all our ordinary shares. Since September 29, 2010, Mr. O’Dwyer has beneficially owned less than 5% of all our ordinary shares.
     As of June 6, 2011, 1.9% of our ordinary shares were held by 60 U.S. holders of record and 86.5% of our ordinary shares were held by 9,373 Australian holders of record.
     As of June 20, 2011, 8,366,554 American Depositary Shares, representing 167,331,080 ordinary shares, were outstanding.
B. Related Party Transactions
     During 2009, Backwell Lombard Capital, a company of which Terry O’Dwyer is a principal, loaned the sum of A$326,714 to Metal Storm. The loan is unsecured, has no fixed repayment dates and does not bear interest. We repaid A$50,000 and then borrowed a further A$100,000 during the first few months of 2010. The loan was then split into amounts owed to each of the principals of Backwell Lombard Capital. In December we repaid A$162,500 through the issuance of ordinary shares to one of the principals.
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
B. Significant Changes
     None.
Item 9. The Offer and Listing
A. Listing Details — Price History
     Australian Securities Exchange
     Our ordinary shares were initially quoted and admitted to trading on the ASX (symbol: “MST”) in 1999. The following table presents, for the periods indicated, the reported low and high market prices for our ordinary shares as quoted on the ASX. All figures are in Australian dollars.

	Price Per
	Ordinary Share
	High	Low
Year Ended	A$	A$
December 31, 2010
First Quarter	$0.03	$0.01

	Price Per
	Ordinary Share
	High	Low
Year Ended	A$	A$
Second Quarter	$0.02	$0.01
Third Quarter	$0.01	$0.01
Fourth Quarter	$0.01	$0.01
December 31, 2009
First Quarter	$0.06	$0.03
Second Quarter	$0.04	$0.02
Third Quarter	$0.03	$0.02
Fourth Quarter	$0.08	$0.02
December 31, 2008
Annual	$0.09	$0.03
December 31, 2007
Annual	$0.21	$0.08
December 31, 2006
Annual	$0.28	$0.10

	Price Per
	Ordinary Share
	High	Low
Month Ended	A$	A$
May 2011	$0.01	$0.00
April 2011	$0.01	$0.01
March 2011	$0.01	$0.01
February 2011	$0.01	$0.01
January 2011	$0.01	$0.01
December 2010	$0.01	$0.01
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

	Price Per
	Ordinary Share
	High	Low
Year Ended	US$	US$
December 31, 2010
First Quarter	$0.52	$0.25
Second Quarter	$0.31	$0.12
Third Quarter	$0.48	$0.14
Fourth Quarter	$0.33	$0.17
December 31, 2009
First Quarter	$0.73	$0.37
Second Quarter	$0.63	$0.37
Third Quarter	$0.52	$0.38
Fourth Quarter	$0.90	$0.28
December 31, 2008
Annual	$1.57	$0.31
December 31, 2007
Annual	$3.38	$1.15
December 31, 2006
Annual	$4.04	$1.75

	Price Per
	Ordinary Share
	High	Low
Month Ended	US$	US$
May 2011	$0.17	$0.16
April 2011	$0.18	$0.13
March 2011	$0.18	$0.16
February 2011	$0.20	$0.16
January 2011	$0.21	$0.16
December 2010	$0.22	$0.18

B. Plan of Distribution
     Not applicable.
C. Markets
     Our ordinary shares are traded on the ASX and were listed on the NASDAQ Capital Market until July 2008 and, since then, quoted on the OTC market, in the form of American Depositary Shares.
D. Selling Shareholders
     Not applicable.
E. Dilution
     Not applicable.
F. Expenses of the Issue
     Not applicable.
Item 10. Additional Information
A. Share Capital
     Not applicable.
B. Our Constitution
     We are a public company limited by shares registered under the Australian Corporations Act 2001 (“Corporations Act”) by the Australian Securities and Investments Commission (“ASIC”). We were registered as a private company in Queensland, Australia on April 13, 1994 and our registered company number is 064 270 006. Our constituent document is a constitution which is similar in nature to the by-laws of a company incorporated under the laws of the U.S. Our constitution does not provide for or prescribe any specific objectives or purposes of Metal Storm. Our constitution is subject to the terms of the ASX Listing Rules and the Corporations Act. Our constitution may be amended or repealed and replaced by special resolution of shareholders, which is a resolution passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution.
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
     The Corporations Act prohibits directors of companies listed on the ASX from voting on matters in which they have a material personal interest, requires disclosure of such interest to shareholders, and requires shareholders’ approval of any provision of related party benefits.
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
     Additionally in accordance with our constitution, a director may be paid a retirement benefit as determined by the board of directors in accordance with the Corporations Act and the ASX Listing Rules.
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
Rights and Restrictions on Classes of Shares
     Subject to the Corporations Act and the ASX Listing Rules, rights attaching to our shares are detailed in our constitution. Our constitution provides that any of our shares may be issued with preferred, deferred or other special rights, whether in relation to dividends, voting, return of share capital, payment of calls or otherwise as the board of directors may determine from time to time. Except as provided by contract or by our constitution to the contrary, all unissued shares are under the control of the board which may grant options on the shares, allot or otherwise dispose of the shares on the terms and conditions and for the consideration it deems fit. Currently our outstanding share capital consists of only one class of ordinary shares.
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
Variation of Share Rights
     Our constitution provides that, unless otherwise provided by the terms of issue of the shares of such class, the rights attaching to any class of shares may, subject to the ASX Listing Rules, be varied with the consent in writing of members with at least 75% of the votes in the class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of such class. Our constitution also provides that the rights conferred upon holders of shares of any class issued with preferred or other rights are, unless otherwise expressly provided by the terms of issue of the shares of that class, deemed not to be varied by the creation or issue of further shares ranking equally with the first mentioned shares. These conditions are not more significant than required by the Corporations Act.
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

Foreign Ownership Regulation
     There are no limitations on the rights to own securities imposed by our constitution. However, acquisitions and proposed acquisitions of shares in Australian companies may be subject to review and approval by the Australian Federal Treasurer under the Australian Foreign Acquisitions and Takeovers Act 1975 (“Foreign Acquisitions and Takeovers Act”). Generally this Act applies to acquisitions or proposed acquisitions:
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
     The Australian Federal Treasurer may prevent a proposed acquisition in the above categories or impose conditions on such acquisition if the Treasurer is satisfied that the acquisition would be contrary to the national interest. If a foreign person acquires shares or an interest in shares in an Australian company in contravention of the Foreign Acquisitions and Takeovers Act, the Australian Federal Treasurer may order the divestiture of such person’s shares or interest in shares in the company. The Australian Federal Treasurer may order divestiture pursuant to the Foreign Acquisitions and Takeovers Act if he determines that the acquisition has resulted in that foreign person, either alone or together with other non-associated or associated foreign persons, controlling the company and that such control is contrary to the national interest.
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
Ownership Threshold
     There are no provisions in our constitution that require a shareholder to disclose ownership above a certain threshold. The Corporations Act, however, requires a substantial shareholder to notify us and the ASX once a 5% interest in our shares is obtained. Further, once a shareholder owns a 5% interest in us, such shareholder must notify us and the ASX of any increase or decrease of 1% or more in its holding of our shares.
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
     Further, subject to certain limited exceptions provided in the ASX Listing Rules, we must not issue or agree to issue shares, without the approval of holders of our ordinary shares, for three months after we are told in writing that a person is making or proposes to make, a takeover for our shares.
     The exceptions to the ASX Listing Rules are as follows:
•	an issuance or agreement to issue which we have notified the ASX of before we are told a person is making or proposes to make a takeover offer for our shares;

•	an issuance to our ordinary shareholders on a pro-rata basis;

•	an issuance made due to an exercise of rights of conversion already in existence;

•	an issuance by us as consideration for an off-market takeover bid made by us where we are required to comply with the provisions of the Corporations Act;

•	an issuance under a dividend stock distribution plan that is in operation before we are told a person is making or proposes to make a takeover for our shares; and

•	if there is an agreement to issue shares and such agreement is conditional on ordinary shareholders approving the issuance before the issuance is made.
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
CHESS
     We participate in the Clearing House Electronic Sub-Register System, known as CHESS, which is maintained by the CHESS Securities Clearing House pursuant to the ASX Listing Rules and the Securities Clearing House business rules. CHESS is an automated, electronic transfer and settlement system with no requirement for physical title or transfer documents. Accordingly, the legal registered record of holding balances for our CHESS-approved shares are recorded on either of the electronic CHESS sub-register or the electronic issuer sponsored sub-register, which together form the complete company register. We do not issue share certificates to shareholders. Instead, we provide shareholders with a holding statement (similar to a bank account statement) that sets out the number of ordinary shares registered in each shareholder’s name. This statement also advised shareholders of their holder identification number or shareholder reference number and relevant particulars. If a shareholding changes during any month, shareholders will receive a statement after the end of that month. Shareholders may also request statements at any other time (subject to payment of a small administration fee).
C. Material Contracts
     Terms of convertible notes
     The terms of the convertible notes were set out in the Rights Offer prospectus that was approved by the Board of Metal Storm in July 2006 and amended in July 2009. At the maturity date of September 1, 2011, Metal Storm must repay the face value of A$0.135 to the holders of convertible notes (“Noteholders”), unless the Noteholders have elected to convert some or all of their convertible notes into ordinary shares at a conversion price which is the lesser of A$0.135 per share and 90% of the volume weighted average closing price of ordinary shares during the 30 business days immediately preceding the conversion date. Noteholders can elect to convert some or all of their convertible notes into ordinary shares at the beginning of each quarter, at the Maturity Date and at certain other times.
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

     Trust Deed in connection with the Rights Offer
     Metal Storm entered into the Trust Deed with the Trustee in connection with the Rights Offer in July 2006, as amended and restated on July 30, 2009. Under the Trust Deed, the Trustee has agreed to hold on trust for the Noteholders, the right to enforce Metal Storm’s obligation to repay the face value of the convertible notes, together with all accrued but unpaid interest.
     The Trustee has covenanted that it will exercise reasonable diligence to ascertain whether Metal Storm has committed any breach of the terms applicable to convertible notes, the Trust Deed or Chapter 2L of the Corporations Act.
     Equity Line Facility Agreements
     In December 2009, we entered into an agreement with GEM Global Yield Fund Ltd for an equity line of credit in the amount of A$20.2 million. Under the GEM Equity Line Facility, we could initiate drawdowns at a frequency of up to one drawdown per 15 Australian business days. The amount of each drawdown was limited based upon the trading volume of the shares during the 15-day period.
     Following the date that we issued a drawdown notice, we issued ordinary shares to GEM at 90% of the 15-day weighted average trading closing price of our shares, as quoted on the ASX. In addition, we issued GEM one option for every five ordinary shares issued.
     For the term of the GEM Equity Line Facility, we were prohibited from entering into an equity line of credit with a third party without the prior written consent of GEM. The GEM Equity Line Facility included customary covenants and events of default. If any event of default occurred and was continuing, the GEM Equity Line Facility could be terminated and any amounts owing became immediately due and payable.
     In connection with the establishment of the GEM Equity Line Facility, Metal Storm paid A$303,000 in commitment and establishment fees to an affiliate of GEM that advised it.
     Pursuant to the terms of the agreement, the GEM Equity Line Facility was scheduled to terminate in December 2012. However, in June 2010 we agreed with GEM to terminate the GEM Equity Line Facility as it has not operated as effectively as desired. The GEM Equity Line Facility was formally terminated on September 13, 2010.
     In June 2010, we entered into an equity line of credit agreement with Dutchess Opportunity Fund II LP for an amount of up to A$25.0 million to replace the previous facility with GEM. The Dutchess Equity Line Facility allows us to initiate drawdowns at a frequency of up to one drawdown per five ASX trading days and issue ordinary shares to Dutchess in consideration.
     In connection with the establishment of the Dutchess Equity Line Facility, Metal Storm issued 20,636,715 shares to Dutchess, totalling an issue price of A$200,000 equal to the first half of the commitment fee owing to Dutchess under the facility agreement. We obtained shareholder approval on August 19, 2010 to issue 21,978,022shares owed to Dutchess with respect to the remaining part of the commitment fee of A$200,000 and for the issue of future shares under the Dutchess Equity Line Facility for a three month period (the “Shareholder Approval”). We also obtained shareholder approval on December 8, 2010, for the issue of further shares to Dutchess pursuant to the Dutchess Equity Line Facility.
     Prior to obtaining the Shareholder Approval, the amount of each drawdown was limited to the lesser of A$100,000 and half of the commitment fee multiplied by the volume weighted average price of our ordinary shares on the ASX (the “VWAP”) over five trading days. After the Shareholder Approval, the drawdown limit was increased to the lesser of A$200,000 and the full commitment fee multiplied by the VWAP over five trading days. Upon issuing a drawdown notice and subject to customary closing conditions, we must issue ordinary shares to Dutchess at a price per share equal to the lowest daily VWAP on the five trading day period following delivery of the notice.
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
     For taxable years beginning before January 1, 2013, certain dividends received by an individual U.S. holder (as well as certain trusts and estates) from a “qualified foreign corporation” are eligible for preferential rates of taxation. We believe that we are a qualified foreign corporation with respect to our ordinary shares because we should be eligible for benefits under the Double Taxation Convention between Australia and the United States. A “qualified foreign corporation” generally does not include any foreign corporation that is a passive foreign investment company for the taxable year in which the dividend is paid or for the preceding taxable year. Even though we likely were not a passive foreign investment company for 2010 (as discussed below), we would not be a qualified foreign corporation for a dividend paid in 2011 if we are a passive foreign investment company for 2011. If we are a qualified foreign corporation with respect to ADSs or ordinary shares, then dividends with respect to such shares generally would be eligible for the preferential tax rates, except to the extent that the individual (1) holds the relevant share of stock for 60 days or less during the 121-day period beginning 60 days before the ex-dividend date (or, in the case of certain preferred stock, 90 days or less during the 181-day period beginning 90 days before the ex-dividend date) as measured under Section 246(c) of the Code, (2) is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property or (3) elects to treat the dividend as investment income for purposes of determining the amount of deductible investment interest under Section 163(d)(4)(B) of the Code. Further, if an individual receives, with respect to any share of stock, an extraordinary dividend (within the meaning of Section 1059(c) of the Code) eligible for the preferential tax rates, any loss on a subsequent sale of the stock is treated as a long-term capital loss to the extent of the extraordinary dividend.
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
     Sale or Exchange of ADSs or Ordinary Shares
     Subject to the passive foreign investment company rules, discussed below, a U.S. holder generally will recognize gain or loss on a disposition, including a sale, exchange or redemption, of ADSs or ordinary shares equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in the ADSs or ordinary shares. This gain or loss will generally be long-term capital gain or loss if the U.S. holder has held the ADSs or ordinary shares for more than one year and otherwise will be short-term capital gain or loss. Long-term capital gains of individuals are eligible for preferential rates of taxation. For foreign tax credit limitation purposes, gain or loss recognized upon a disposition generally will be treated as from sources within the United States. The deductibility of capital losses is subject to limitations for U.S. federal income tax purposes.
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
     While we do not believe Metal Storm was a PFIC in 2010, we believe Metal Storm was a PFIC for U.S. federal income tax purposes in 2000, 2002, 2003, 2004, 2005, 2006 and 2008. Metal Storm could be a PFIC again in 2011.
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

     Effective for taxable years beginning after March 18, 2010, certain U.S. holders may be required to report information with respect to such holder’s interest in “specified foreign financial assets” (as defined in Section 6038D of the Code), including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution”, if the aggregate value of all such assets exceeds US$50,000. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties. U.S. holders are urged to consult their own tax advisors regarding foreign financial asset reporting obligations and their possible application to the holding of our shares.
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
     Taxation of Dividends
     Australia operates a dividend imputation system under which dividends may be declared to be ‘franked’ to the extent of tax paid on company profits. Fully franked dividends are not subject to dividend withholding tax. Dividends payable by Metal Storm to non-Australian resident shareholders will be subject to dividend withholding tax, to the extent the dividends are unfranked. Dividend withholding tax will be imposed at 30%, unless a shareholder is a resident of a country with which Australia has a double taxation agreement and qualifies for the benefit of that double tax agreement. Under the provisions of the current Double Taxation Convention between Australia and the United States, the Australian tax withheld on unfranked dividends paid by us to which a resident of the United States is beneficially entitled is limited to 15%, unless the shares are effectively connected to a permanent establishment or fixed base in Australia through which the shareholder carries on business or provides independent personal services, respectively.
     If a company that is a non-Australian resident shareholder owns a 10% or more interest, the Australian tax withheld on dividends paid by us to which a resident of the United States is beneficially entitled is limited to 5%.
     Tax on Sales or other Dispositions of Shares—Capital gains tax
     Non-Australian resident shareholders will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of our shares, unless they, together with associates, hold 10% or more of our issued capital at that time or throughout a 12 month period within the 24 months prior to disposal of the shares and more than 50% of our assets, by market value, consist of Australian real property (which includes leaseholds interests) or mining, quarrying or prospecting rights located in Australia.
     Australian capital gains tax applies to net capital gains at a taxpayer’s marginal tax rate but for certain shareholders a discount of the capital gain may apply if the shares have been held for 12 months or more prior to disposal. For individuals and trusts, this discount is 50%. Companies are not entitled to a capital gains tax discount. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

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
     Non-Australian resident shareholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 29%. Some relief from Australian income tax may be available to such non-Australian resident shareholders under the Double Taxation Convention between the United States and Australia, for example, where the shareholder does not have a permanent establishment in Australia.
     To the extent an amount would be included in a non-Australian resident shareholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the shareholder would not be subject to double tax on any part of the income gain or capital gain.
     Dual Residency
     If a shareholder were a resident of both Australia and the United States under those countries’ domestic taxation laws, that shareholder may be treated as an Australian resident for the purposes of the Double Taxation Convention between the United States and Australia. If, however, the shareholder is determined to be a U.S. resident for the purposes of the Double Taxation Convention between the United States and Australia, the Australian tax would be subject to limitation by the Double Taxation Convention. Shareholders should obtain specialist taxation advice in these circumstances.
     Stamp Duty
     A transfer of quoted shares in Metal Storm through trading on the ASX, whether by Australian residents or foreign residents, is not subject to share transfer duty in any Australian jurisdiction. The acquisition, ownership and disposal by the absolute beneficial owners of ADSs should also not attract any Australian share transfer duty.
     Australian Death Duty
     Australia does not have estate or death duties. No capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries, may, however, give rise to a capital gains tax liability.
     Goods and Services Tax
     The issue or transfer of shares or interests in ADSs will not incur Australian goods and services tax.
F. Dividends and Paying Agents
     Not applicable.
G. Statements by Experts
     Not applicable.
H. Documents on Display
     We are subject to the periodic reporting and other informational requirements of the U.S. Securities Exchange Act of 1934 (“Exchange Act”). Under the Exchange Act, we are required to file reports and other information with the SEC. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F. Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The public may also view our annual reports and other documents filed with the SEC on the internet at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions in Section 16 of the Exchange Act.
I. Subsidiary Information
     Not applicable.

Item 11. Quantitative and Qualitative Disclosure about Market Risk
     We invest excess cash in term deposits with financial institutions with investment grade credit ratings. Other than the conversion feature in our convertible debt, we do not utilize derivative financial instruments, derivative commodity instruments, positions or transactions in any material manner. Accordingly, we believe that we are not subject to any material risks arising from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices or other market changes that affect market risk sensitive instruments. Since we do not invest in locations outside Australia, we are not subject to cross-border risks, with the exceptions of risk set out immediately below.
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
     See footnote 3 to our 2010 financial statements for further information.
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

• Expenses incurred converting foreign currency to U.S. dollars

     Subject to certain terms and conditions, the Bank of New York Mellon, 101 Barclay Street - 15E, New York, has agreed to reimburse us for certain expenses it incurs that are related to establishment and maintenance expenses of the ADR program, including the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and the Use of Proceeds
     Not applicable.
Item 15. Controls and Procedures

     (a) Disclosure Controls and Procedures
     Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2010. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the design and operation of our disclosure controls and procedures were effective as of that date.
     Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer, to allow timely discussions regarding required disclosure.
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
     (b) Management’s Annual Report on Internal Control over Financial Reporting
     The management of Metal Storm is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Metal Storm’s internal control system is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable accounting standards.
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
     Based on our evaluation, management has concluded that internal controls over financial reporting were effective as of December 31, 2010.
     This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit Metal Storm to provide only management’s report in this annual report.
     (c) Changes in Internal Control over Financial Reporting
     There have been no changes in our internal controls over financial reporting during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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
     We undertake to provide to any person without charge, upon request, a copy of our code of conduct. Please contact our Company Secretary at 011- 61-7-3147-8600 to obtain a copy.
     In 2010, we did not (expressly or implicitly) grant a waiver under our code of conduct to our principal executive officer, our principal accounting officer or controller or persons performing similar functions.
Item 16C. Principal Accountant Fees and Services
PricewaterhouseCoopers

	December 31,
	2010	2009
	A$	A$
Audit fees	305,000	341,500
Audit-related fees	30,400	—
All other fees	—	69,000

Total	335,400	410,500

     Fees for audit services include fees associated with the annual audit of the consolidated financial statements, including reviews of our half-year reports. Audit —related fees include review and consultation work and advice performed related to SEC compliance. All other fees principally include the performance of agreed-upon auditing procedures.
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
Item 18. Financial Statements
     Not applicable.
Item 19. Exhibits

Exhibit
Number	Description of Exhibit
1.1	Constitution of Metal Storm*

4.1	Convertible Notes Trust Deed, dated July 30, 2009****

4.2	GEM Equity Line Facility Agreement, dated December 30, 2009, among GEM Global Yield Fund Ltd, GEM Investment Advisors, Inc. and Metal Storm Limited ****

4.3	Line Agreement, dated June 22, 2010, between Dutchess Opportunity Fund II LP and Metal Storm Limited****

4.4	DSTO Technology License Agreement dated April 20, 2001, as amended (portions omitted pursuant to a request for confidential treatment; non-public information has been filed with the SEC)*

4.5	Employment Agreement of Dr. Lee Finniear**

4.6	Letter of Offer to Peter D. Faulkner**

4.7	Employment Agreement of Brett Farmer***

4.8	Letter of Offer to George A. Orrison

4.9	Subscription Agreement, dated April 8, 2011 between Andrew Doyle and Metal Storm Limited

4.11	Discretionary Share Option Scheme*

8.0	List of Subsidiaries of Metal Storm Limited

12.1	Certification by the Chief Executive Officer of Metal Storm Limited in accordance with Section 302 of the Sarbanes-Oxley Act

12.2	Certification by the Chief Financial Officer of Metal Storm Limited in accordance with Section 302 of the Sarbanes-Oxley Act

13.1	Certification by the Chief Executive Officer in accordance with Section 906 of the Sarbanes-Oxley Act

13.2	Certification by the Chief Financial Officer in accordance with Section 906 of the Sarbanes-Oxley Act

*	Incorporated by reference from our Registration Statement on Form 20-F filed on December 12, 2001, File No. 000-31212.

**	Incorporated by reference from our annual report on Form 20-F filed on May 18, 2007.

***	Incorporated by reference from our annual report on Form 20-F filed on July 15, 2009.

****	Incorporated by reference from our annual report on Form 20-F filed on July 15, 2010.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

METAL STORM LIMITED

By:	/S/ Lee Finniear
Name:	Lee J. Finniear
Title:	Chief Executive Officer
Date: July 20, 2011

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders
In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Metal Storm Limited and its subsidiaries at 31 December 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
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
/S/ PricewaterhouseCoopers
PricewaterhouseCoopers
Brisbane, Australia
July 20, 2011
PricewaterhouseCoopers, ABN 52 780 433 757
Riverside Centre,123 Eagle Street, GPO BOX 150, BRISBANE QLD 4001
DX 77 Brisbane, Australia
T +61 7 3257 5000, F +61 7 3257 5999, www.pwc.com.au

Consolidated Statement of Comprehensive Income
For the year ended 31 December 2010

		2010	2009	2008
	Note	$	$	$
Revenue	6	3,345,016	1,112,481	2,933,346

Gain on extinguishment of debt	18	—	2,467,609	—
Fair value movement in derivative	16	407,041	(224,611)	3,620,682
Consumables used		(736,144)	(154,960)	(131,896)
Finance costs	7	(4,304,903)	(5,749,555)	(6,369,138)
Employee expenses	7	(4,237,269)	(4,491,565)	(4,229,674)
Professional fees		(991,581)	(1,187,842)	(1,449,621)
Research and development		(603,413)	(976,994)	(2,301,597)
Facilities and equipment		(465,073)	(755,798)	(713,699)
Administrative expenses		(480,752)	(515,215)	(623,687)
Public relations and compliance		(563,762)	(403,830)	(423,223)
Travel expenses		(127,602)	(246,809)	(346,412)
Communication and technology		(159,139)	(234,022)	(296,482)
Impairment of available-for-sale financial assets	7 & 10	—	75,000	(769,200)
Net foreign exchange differences		(20,672)	(21,553)	444,598

Loss before Income tax		(8,938,253)	(11,307,664)	(10,656,003)

Income tax expense	8	—	—	—

Loss for the year		(8,938,253)	(11,307,664)	(10,656,003)

Other comprehensive income
- Currency translation difference		17,149	41,523	(38,242)

- Other comprehensive income for the year		17,149	41,523	(38,242)

Total Comprehensive income for the year		(8,921,104)	(11,266,141)	(10,694,245)
Earnings per share (cents per share)
- Basic and diluted loss for the year attributable to ordinary owners of the parent	31	(0.6)	(1.2)	(1.2)
The above Consolidated Statement of Comprehensive Income should be read in conjunction with the accompanying notes.

Consolidated Statement of Financial Position
As at 31 December 2010

		2010	2009
	Note	$	$
Assets
Current assets
Cash and cash equivalents	9	1,166,661	67,350
Trade and other receivables	11	555,866	309,284

Total current assets		1,722,527	376,634

Non-current assets
Other assets	12	78,210	28,679
Property, plant and equipment	13	346,219	423,715
Intangible assets and goodwill	14	—	612

Total non-current assets		424,429	453,006

Total assets		2,146,956	829,640

Liabilities
Current liabilities
Trade and other payables	15	1,187,070	1,417,188
Conversion derivative	16	1,888,067	2,337,200
Non-interest bearing loans and borrowings	17	13,339,952	11,822,962
Interest-bearing loans and borrowings	18	4,198,777	4,070,584
Provisions	19	22,475	359,024

Total current liabilities		20,636,341	20,006,958

Non-current liabilities
Interest-bearing loans and borrowings	20	—	7,630
Other		—	16,056

Total non-current liabilities		—	23,686

Total liabilities		20,636,341	20,030,644

Net assets (liabilities)		(18,489,385)	(19,201,004)

Equity
Contributed equity	21	77,683,753	70,075,033
Reserves	22	12,511,176	10,470,024
Accumulated losses	23	(108,684,314)	(99,746,061)

Total equity (deficiency)		(18,489,385)	(19,201,004)

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

Consolidated Statement of Cash Flow
For the year ended 31 December 2010

		2010	2009	2008
	Note	$	$	$
Cash Flows From Operating Activities
Receipts from customers (inclusive of GST)		2,550,535	1,576,199	926,582
Payments to suppliers and employees (inclusive of GST)		(8,888,703)	(8,693,671)	(9,573,667)
Interest and other costs of finance paid		(479,722)	(1,586,756)	(2,265,444)
Research and development tax rebate	6	628,290	—	732,015

Net cash outflow from operating activities	30	(6,189,600)	(8,704,228)	(10,180,514)

Cash Flows From Investing Activities
Purchase of property, plant and equipment		(16,732)	(77,426)	(23,774)
Interest received		23,458	190,032	988,900
Proceeds from the disposal of property plant and equipment		—	—	681
Proceeds from sale of available-for-sale financial assets		—	85,000	—

Net cash inflow from investing activities		6,726	197,606	965,807

Cash Flows From Financing Activities
Proceeds from issues of shares		7,071,247	3,326,194	—
Share issue costs		(203,683)	(160,701)	—
Proceeds from borrowings		884,024	426,714	4,464,459
Repayment of borrowings		(471,138)	(2,543,542)	(2,499,916)

Net cash inflow from financing activities		7,280,450	1,048,665	1,964,543

Net movement in cash and cash equivalents		1,097,576	(7,457,957)	(7,250,164)
Net foreign exchange differences		1,735	(45,985)	93,908
Cash and cash equivalents at beginning of period		67,350	7,571,292	14,727,548

Cash and cash equivalents at year end	9	1,166,661	67,350	7,571,292

The above Consolidated Statement of Cash Flow should be read in conjunction with the accompanying notes.

Consolidated Statement of Changes in Equity
For the year ended 31 December 2010

	Issued capital	Reserves	Accumulated losses	Total equity
Consolidated	$	$	$	$
At 1 January 2008	65,428,400	9,046,424	(77,782,394)	(3,307,570)
Total comprehensive income for the year		(38,242)	(10,656,003)	(10,694,245)
Transactions with the owners in their capacity as owners
Net increase in option and share reserves	—	27,232	—	27,232
Exercise of options	—	—	—	—
Conversion of notes	657,204	—	—	657,204
Issue of share capital	124,114	—	—	124,114
Share issue cost	—	—	—	—

At 1 January 2009	66,209,718	9,035,414	(88,438,397)	(13,193,265)

At 1 January 2009	66,209,718	9,035,414	(88,438,397)	(13,193,265)
Total comprehensive income for the year		41,523	(11,307,664)	(11,266,141)
Transactions with the owners in their capacity as owners
Net increase in option and share reserves	—	1,393,087	—	1,393,087
Exercise of options	1,294	—	—	1,294
Conversion of notes	662,772	—	—	662,772
Issue of share capital	3,361,950	—	—	3,361,950
Share issue cost	(160,701)	—	—	(160,701)

At 1 January 2010	70,075,033	10,470,024	(99,746,061)	(19,201,004)

Total comprehensive income for the year	—	17,149	(8,938,253)	(8,921,104)
Transactions with the owners in their capacity as owners
Net increase in option and share reserves	—	2,024,003	—	2,024,003
Exercise of options	55,540	—	—	55,540
Conversion of notes	342,791	—	—	342,791
Issue of share capital	7,260,692	—	—	7,260,692
Share issue costs	(50,303)	—	—	(50,303)

At 31 December 2010	77,683,753	12,511,176	(108,684,314)	(18,489,385)

The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

Notes to the financial statements
For the year ended 31 December 2010

1. Going concern
The financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business.
Key financial data for the Group for the financial year ended 31 December 2010, 2009 and 2008 is disclosed below:

	2010	2009	2008
	$	$	$
Cash at Bank	1,166,661	67,350	7,571,292
Loss for the Year	(8,938,253)	(11,307,664)	(10,656,003)
Net cash outflow from operating activities	(6,189,600)	(8,704,228)	(10,180,514)
Net liabilities	(18,489,385)	(19,201,004)	(13,193,265)
Metal Storm relies heavily on additional capital to fund its operations. Over the past 12 months more than $7 million was received in exchange for shares and options. These funds were received through a Rights Issue to existing shareholders, various subscription agreements and two equity line of credit facilities.
The current equity line of credit facility (Line Agreement) is with Dutchess Opportunity Fund. The level of funding provided for by the Line Agreement is variable which creates uncertainty over the cash inflows the Group may receive over the next 12 months. Funding is received under the Line Agreement in tranches as frequent as up to every 5 business days and each tranche can be up to $200,000. The level of funding available under the Line Agreement includes the possibility of certain adjustment events. Adjustment events may reduce the level of funding received in a particular tranche by 1/5th for every day an adjustment event occurs. Additionally, the level of funds likely to be provided under the Line Agreement may be less than the Groups historical cash requirements and management’s forecasts for business operations. To date, the Line Agreement has been supplemented by equity placements, however, the availability of such placements in the future is uncertain.
In addition to the reliance on new issues of capital and the variability and uncertainty of capital receipts, the Company’s convertible notes mature on 1 September 2011. Noteholders were provided the option to receive their capital back at maturity or convert their holding to shares in the Company during or at the end of the term. If no more notes are converted to shares, the debt payable by the Company would be approximately $19m. Whilst Noteholders receive a 10% discount on the share price by converting, there is no guarantee all or any noteholders will utilise this incentive and convert their holdings to shares. The magnitude of the capital raising required to repay the convertible note debt is substantially greater than the Company has been able to source in recent years. At present the Company is in early negotiations with a number of parties with the objectives of developing alternatives for restructuring and/or repayment of the convertible notes. To allow additional time for these negotiations, the Company has recently announced it will seek shareholder and noteholder approval for the extension of the maturity date of these notes to 1 March 2012. Meetings to obtain these approvals are scheduled for 29 August 2011. Should this extension not be approved it is likely that the Company will need to appoint an administrator immediately following this meeting. In the absence of conversion, restructuring or a significant capital raising prior to maturation of the notes, the Company will not be in a position to satisfy the liability to the noteholders.
The Company has also entered into an unsecured short-term loan of $500,000 to fund short term working capital requirements. In the event the funds from this loan are not received the Company will face a significant short term cash constraint.
Therefore, there is substantial doubt with regards to the Group’s ability to continue as a going concern for the next 12 months and, therefore whether the Group will realise its assets and settle its liabilities at amounts different from those stated in the financial statements.
In order to reduce or eliminate this doubt and continue operating for the next 12 months, the Group will continue to seek new or additional sources of funding. The Company has successfully conducted a number of small equity placements during 2010 and is actively working to source additional equity in the coming months to meet its short term cash flow needs and a more substantial capital investment as part of its initiatives to restructure its convertible note debt which is due on 1 September 2011.
The Directors have a responsibility to prepare the financial statements in accordance with accounting standards. Accounting Standard IAS 1 requires entities to prepare financial statements on a going concern basis unless they intend to liquidate, cease trading or have no alternative but to do so.
The Directors believe that the Group has reasonable prospects of refinancing the convertible notes and securing sufficient funding to fund its operations for the foreseeable future and as a consequence they have no intention to liquidate or cease trading. The Directors believe they have reasonable grounds to expect that they can raise additional capital in the timeframes required in order to meet their debts as and when they fall due.
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
a. Basis of preparation
These general purpose financial statements have been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.
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
     ii. Compliance with IFRS
Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the consolidated financial statements and notes of Metal Storm Limited comply with International Financial Reporting Standards (IFRS). The Group’s financial statements and notes also comply with IFRS.
The Group’s financial statements are in compliance with IFRS as issued by the IASB.
     iii. Historical cost convention
These financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, which are at fair value through equity on the statement of financial position, and embedded derivative, which is at fair value through profit and loss.
     iv. Critical accounting estimates
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
     v. Change in accounting policy
The Group has changed its accounting policy relating to the classification of Government grants. The Group now classifies Government Grants related to the Research and Development tax rebate as an item of revenue. In 2009, there were no tax rebates received. The effect of the change in policy on the Statement of Comprehensive Income is outlined in the table below. There is no effect on the Statement of Financial Position, Statement of Cash Flows and Statement of Changes in Equity.

	Original	Revised
	2010	2010
Revenue	2,716,726	3,345,016
Research and development expenditure	24,877	(603,413)
Net loss for the year	(8,938,253)	(8,938,253)
Basic and diluted earnings per share	(0.06)	(0.06)

	2009	2009
Revenue	1,112,481	1,112,481
Research and development expenditure	(976,994)	(976,994)
Net loss for the year	(11,307,664)	(11,307,664)
Basic and diluted earnings per share	(1.2)	(1.2)

	2008	2008
Revenue	2,201,331	2,933,346
Research and development expenditure	(1,569,582)	(2,301,597)
Net loss for the year	(10,656,003)	(10,656,003)
Basic and diluted earnings per share	(1.2)	(1.2)

The Company believes the change of policy better shows the research and development expenditure the Company incurred and the total gross expenditure that would not be seen under the original policy. The financial statements therefore present more reliable information.
b. Principles of consolidation
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Metal Storm Limited as at 31 December 2010 and the results of all subsidiaries for the year then ended. Metal Storm Limited and its subsidiaries together are referred to in these financial statements as the Group.
Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies.
Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.
The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to note 2 (j)).
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
c. Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer and Chief Financial Officer.
d. Foreign currency translation
     i. Functional and presentation currency
Items included in the financial statements for Metal Storm Limited and Metal Storm Inc are presented in their functional currencies, which is the Australian Dollar. The functional currency is assessed at each reporting date.
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
     iii. Group companies
The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

•	income and expenses for each Statement of Comprehensive Income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognised in other comprehensive income.

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
     iii. Sale of goods
Revenue from the sale of goods is recognised when a group entity sells a product to the customer. Sales are recorded based on the price specified in the sales contracts. Sales of goods are recognised when a group entity has delivered products to the customer. Delivery does not occur until the products have been shipped to the specified location and the risks of ownership have been transferred to the customer.
f. Government grants
Grants from the government, including Australian Research and Development Rebates, are recognised at their fair value where there is a reasonable assurance that the grant will be received and the group will comply with all attached conditions.
Government grants relating to costs are recognised in the Statements of Comprehensive Income as revenue.
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
h. Income tax
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
i. Leases
Leases of property, plant and equipment where the Group, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases (note 26 (b)). Finance leases are capitalised at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other short-term and long-term payables. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the Statements of Comprehensive Income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset’s useful life and the lease term.
Leases in which a significant portion of the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases (note 26 (a)). Payments made under operating leases (net of any incentives received from the lessor) are charged to the Statements of Comprehensive Income on a straight-line basis over the period of the lease.
j. Business combinations
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
Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill (refer to note 2(r)(i)).
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
k. Impairment of assets
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
l. Cash and cash equivalents
For statement of cash flows presentation purposes, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
m. Trade receivables
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
n. Investments and other financial assets
     i. Classification
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
          • Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the end of the reporting period which are classified as non-current assets. Loans and receivables are included in trade and other receivables in the statement of financial position (notes 11 and 12).
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
          • Available-for- sale assets
Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the asset matures or management intends to dispose of the asset within 12 months of the end of the reporting period. Assets are designated as available-for-sale if they do not have fixed maturities and fixed or determinable payments and management intends to hold them for the medium to long term.
     i. Recognition and derecognition

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
     ii. Subsequent measurement
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
     iii. Fair value
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
     iv. Impairment
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
o. Derivatives
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period.
p. Fair value estimation
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
q. Property, plant and equipment
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
Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives, as follows:

Machinery	5 – 10 years	Leasehold improvements	5 years
Furniture, fittings and equipment	2 – 5 years	Leased plant and equipment	1 – 5 years
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 2 (k)).
Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the Statements of Comprehensive Income. When revalued assets are sold, it is Group policy to transfer the amounts included in other reserves in respect of those assets to retained earnings.
r. Intangible assets
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
     ii. Software
Purchased computer software licences are capitalised as intangible non-current assets where they have a useful economic life of more than one year. They are amortised on a straight line basis over the shorter of the term of the license and their useful economic life. Impairment testing is carried out annually where an indicator of impairment exists.
Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in profit or loss when the asset is derecognised. No gains or losses arising from derecognition of intangible assets were recognised in 2010 or 2009.
s. Trade and other payables
These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.
t. Borrowings
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
The fair value of the conversion derivative is determined using market inputs for a non-embedded derivative with similar terms and conditions. This amount is recorded as a liability and remeasured at fair value at each balance date. This is recognised and included as a libility..
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
u. Borrowing costs
Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale.
Other borrowing costs are expensed as incurred.
v. Provisions
Provisions for legal claims, onerous lease and make good obligations are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. Provisions are not recognised for future operating losses. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.
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
Where the events and or items being provided for resolve themselves without the need to utilise the provision, the provision will be derecoginised.
w. Employee benefits
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

     iv. Post employment benefits
Superannuation is paid in Australia at a rate of 9% on the employee’s gross wage. All 401k contributions are paid in the United States with matching contribution equal to 50% on the first 6% of the participant’s compensation.
     v. Bonus plans
The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.
x. Share-based payments
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
y. Contributed equity
Ordinary shares are classified as equity.
Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business are not included in the cost of the acquisition as part of the purchase consideration, they are expensed.
z.	Goods and services tax (GST)
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
aa. Earnings per share
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
bb. Parent entity financial information
The financial information for the parent entity, Metal Storm Limited, disclosed in note 33 has been prepared on the same basis as the consolidated financial statements, except as set out below.
     i. Investments in subsidiaries
Investments in subsidiaries are accounted for at cost in the financial statements of Metal Storm Limited. Dividends received from associates are recognised in the parent entity’s profit or loss, rather than being deducted from the carrying amount of these investments.
cc. New accounting standards and interpretations
Certain new accounting standards have been published that are not mandatory for 31 December 2010 reporting periods. The Group’s assessment of the impact of these new accounting standards is set out below.

i.	IAS 32 Classification of Rights Issues (effective from 1 February 2010)
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
ii.	IFRS 9 Financial Instruments (effective from 1 January 2013)
IFRS 9 Financial Instruments addresses the classification and measurement of financial assets and may affect the group’s accounting for its financial assets. The standard is not applicable until 1 January 2013 but is available for early adoption. The group is yet to assess its full impact. The group has not yet decided when to adopt IFRS 9.
iii.	IFRIC 19 Extinguishing financial liabilities with equity instruments (effective from 1 July 2010)
IFRIC 19 clarifies the accounting when an entity renegotiates the terms of its debt with the result that the liability is extinguished by the debtor issuing its own equity instruments to the creditor (debt for equity swap). It requires a gain or loss to be recognised in profit or loss which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. The group will apply the interpretation from 1 January 2011. The group is yet to assess its full impact.
iv.	Revised IAS 24 Related Party Disclosures (effective for annual reporting periods beginning on or after 1 January 2011)
In December 2009 the IAS issued a revised IAS 24 Related Party Disclosures. It is effective for accounting periods beginning on or after 1 January 2011 and must be applied retrospectively. The amendment clarifies and simplifies the definition of a related party and removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities. The Group will apply the amended standard from 1 January 2011. It is not expected to have any effect on the Group’s related party disclosures. When the amendments are applied, the Group will need to disclose any transactions between its subsidiaries and its associates. However, there will be no impact on any of the amounts recognised in the financial statements.
v.	IAS Standard Imporovements to IFRS issued in May 2010
In May 2010, the IASB made a number of amendments to Accounting Standards as a result of the IASB’s annual improvements project. The group will apply the amendments from 1 January 2011. The group does not expect that any adjustments will be necessary as the result of applying the revised rules.
vi.	IFRS 7 Disclosures on Transfers of Financial Assets (effective for annual reporting periods beginning on or after 1 July 2011)
In October 2010, the IASB made amendments to IFRS 7 Financial Instruments: Disclosures which introduce additional disclosures in respect of risk exposures arising from transferred financial assets. The amendments will affect particularly entities that sell, factor, securitise, lend or otherwise transfer financial assets to other parties. They are not expected to have any significant impact on the group’s disclosures.
vii.	IAS 12 Deferred Tax: Recovery of Underlying Assets (effective from 1 January 2012)
In December 2010, the IASB amended IAS 12 Income Taxes to provide a practical approach for measuring deferred tax liabilities and deferred tax assets when investment property is measured using the fair value model. IAS 12 requires the measurement of deferred tax assets or liabilities to reflect the tax consequences that would follow from the way management expects to recover or settle the carrying of the relevant assets or liabilities, that is through use or through sale. The amendment introduces a rebuttable presumption that investment property which is measured at fair value is recovered entirely by sale. The group will apply the amendment from 1 July 2012. It is currently evaluating the impact of the amendment.
viii.	IFRS 1 Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters (effective from 1 July 2011)
IFRS 1 First-time Adoption of Accounting Standards was amended in December 2010 by eliminating references to fixed dates for one exemption and one exception dealing with financial assets and liabilities. The IASB also introduced a new exemption for entities that resume presenting their financial statements in accordance with Accounting Standards after having been subject to severe hyperinflation. Neither of these amendments will affect the financial statements of the group.

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
The Group’s objective is to minimise the exposure to fluctuations in the foreign exchange rate on the Group’s monetary assets and liabilities. It is the Group’s policy to maintain minimum operating cash balances denominated in foreign currencies. Where practicable the Group will denominate its loans and receivables in Australian dollars.
At the end of the reporting period the Group had cash balances equivalent to A$101,886 (2009: A$13,312, 2008: $A202,610), receivables equivalent to A$235,926 (2009: A$223,311, 2008: $A179,045) and payables equivalent A$265,595 (2009: A$327,536, 2008: $A590,830) denominated in foreign currencies.
At the end of the reporting period had the Australian dollar been weaker/stronger by [10%] against the US dollar with all other variables remaining constant, the Group’s net loss and equity would have been lower/higher by 7,107 (2009: $10,172, 2008: $A20,905).
     ii. Fair value interest rate risk
The Group has a significant level of interest bearing assets and liabilities which exposes it to interest rate risk. The Groups objective is to minimise its exposure to interest rate risk. It is the Group’s policy to invest surplus funds in the short term market and source funds at fixed interest rates wherever possible.
At the end of the reporting period the Group held deposits with a face value of $1,273,769 (2009: $67,350, 2008: $A8,571,292) and interest bearing loans of $4,198,551 (2009: $4,551,879, 2008: $A22,387,275).
All interest bearing deposits are at market rates current at the time of the deposit and have the interest rate revised periodically every 1 to 3 months. All interest bearing loans are at fixed rates.
During 2010, had interest rates risen/fallen proportionately by 10% on their actual 2009 levels with all other variables remaining constant, the Group’s net loss and equity would have been higher/lower by $2,346 (2009: $13,683 higher/lower, 2008: $A54,257).
Sensitivity of loss to market risk (2010)

	Increase in	Decrease in
	Group	Group
	Loss	Loss
	$	$
Risk Factor
2010 actual loss	(8,938,253)	(8,938,253)
(i) Australian Dollar stronger/(weaker) by 10% against the US Dollar	7,107	(7,107)
(ii) Interest rate increase/(decrease) by 10%	2,346	(2,346)

2010 loss after adjusting for market risk sensitivity factors	(8,928,800)	(8,947,706)

Sensitivity of shareholders deficiency to market risk (2010)

	Increase in	Decrease in
	Group	Group
	Deficiency	Deficiency
	$	$
Risk Factor
2010 actual shareholders deficiency	(18,489,385)	(18,489,385)
(i) Australian Dollar stronger/(weaker) by 10% against the US Dollar	7,107	(7,107)
(ii) Interest rate increase/(decrease) by 10%	2,346	(2,346)

2010 total shareholder deficiency after adjusting for market risk sensitivity factors	(18,479,932)	(18,498,838)

Sensitivity of loss to market risk (2009)

	Increase in	Decrease in
	Group	Group
	Loss	Loss
	$	$
Risk Factor
2009 actual loss	(11,307,664)	(11,307,664)
(i) Australian Dollar (weaker)/stronger by 10% against the US Dollar	(10,172)	10,172
(ii) Interest rate increase/(decrease) by 10%	(13,683)	13,683

2009 loss after adjusting for market risk sensitivity factors	(11,331,519)	(11,283,809)

Sensitivity of shareholders deficiency to market risk (2009)

	Increase in	Decrease in
	Group	Group
	Deficiency	Deficiency
	$	$
Risk Factor
2009 actual shareholders deficiency	(19,201,004)	(19,201,004)
(i) Australian Dollar (weaker)/stronger by 10% against the US Dollar	(10,172)	10,172
(ii) Interest rate increase/(decrease) by 10%	(13,683)	13,683

2009 total shareholder deficiency after adjusting for market risk sensitivity factors	(19,224,859)	(19,177,149)

Sensitivity of loss to market risk (2008)

	Increase in	Decrease in
	Group	Group
	Loss	Loss
	$	$
Risk Factor
2008 actual loss	(10,656,003)	(10,656,003)
(i) Australian Dollar (weaker)/stronger by 10% against the US Dollar	(20,905)	20,905
(ii) Interest rate increase/(decrease) by 10%	(54,257)	54,257
(iii) Change in Fair value of available for sale financial assets (increased)/decreased by 10%	(1,000)	1,000

2008 loss after adjusting for market risk sensitivity factors	(10,732,165)	(10,579,841)

Sensitivity of shareholders deficiency to market risk (2008)

	Increase in	Decrease in
	Group	Group
	Deficiency	Deficiency
	$	$
Risk Factor
2008 actual shareholders deficiency	(13,193,265)	(13,193,265)
(i) Australian Dollar (weaker)/stronger by 10% against the US Dollar	(20,905)	20,905
(ii) Interest rate increase/(decrease) by 10%	(54,257)	54,257
financial assets (increased)/decreased by 10%	(1,000)	1,000

2008 total shareholder deficiency after adjusting for market risk sensitivity factors	(13,269,427)	(13,117,103)

b. Credit risk
Credit risk is managed on a Group basis. Credit risk arises from deposits with banks and financial institutions as well as credit exposure to customers, including outstanding receivables and committed transactions.
At the end of the reporting period the Group had deposits of $1,273,769 (2009: $67,350, 2008: A$7,571,292) and receivables of $524,394 (2009: $337,963, 2008: $A769,459).
Credit risk on deposits is limited to the carrying value. The majority of the Group’s funds are held by the Company in deposits with Australian Financial Institutions with investment grade credit ratings.
Customers are assessed individually on the credit quality of the customer, taking into account its financial position, past experience and other factors. At 31 December 2010 no debtors were outside the credit terms.

c. Liquidity risk
The Group has a number of short term payment commitments that present a liquidity risk. The Group has procedures in place that forecast cash requirements and age deposit maturity dates to correlate to cash out flow obligations. It is the Group’s policy to maintain flexibility in its investment decisions to enable it to close out positions as needed and meet credit requirements. Refer Note 1.
Management reviews cash flow forecasts in light of the operating requirements of the Group and its obligations under the Convertible Note terms.
The following contractual maturity analysis of financial liabilities has the value of each liability presented as undiscounted.
Financial liability

		Later than
		one month	Later than	Later than	Total
	Not later	and not later	three months	one year and	Contract
	than one	than three	and not later	not later than	Cash	Carrying
	month	months	than one year	five years	Flows	Amount
	$	$	$	$	$	$
Group — 2010
Payables	187,238	122,337	—	—	309,575	309,575
Finance Leases	353	706	3,176	3,529	7,764	226
Convertible Notes	—	—	18,880,675	—	18,880,675	17,323,655
Loan	—	214,848	—	—	214,848	214,848

Total	187,591	337,891	18,883,851	3,529	19,412,862	17,848,304

Group — 2009
Payables	379,555	132,217	—	—	511,772	511,772
Finance Leases	664	1,327	4,599	8,556	15,146	5,344
Convertible Notes	—	—	—	19,239,143	19,239,143	15,561,488
Loan	—	326,714	—	—	326,714	326,714

Total	380,219	460,258	4,599	19,247,699	20,092,775	16,405,318

Group — 2008
Payables	90,537		—	—	90,537	90,537
Finance Leases	7,208	14,418	64,880	19,592	106,098	220,482
Convertible Notes	—	—	21,250,295	—	21,250,295	16,262,963
Loan	2,067,615	80,983	121,474	—	2,270,072	2,270,072

Total	2,165,360	95,401	21,436,649	19,592	23,717,002	18,844,054

d.
e. Fair value estimation
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

c)	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).
The following table presents the Group’s assets and liabilities measured and recognised at fair value at 31 December 2010.

2010

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Liabilities
Conversion derivative	—	—	1,888,067	1,888,067

Total Liabilities	—	—	1,888,067	1,888,067

2009

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Liabilities
Conversion derivative	—	—	2,337,200	2,337,200

Total Liabilities	—	—	2,337,200	2,337,200

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1. The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The group uses a variety of methods and makes assumptions that are based on market conditions existing at the end of each reporting period. Quoted market prices or dealer quotes for similar instruments are used to estimate fair value for long-term debt for disclosure purposes. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward exchange contracts is determined using forward exchange market rates at the end of the reporting period. These instruments are included in level 2 and comprise debt investments and derivative financial instruments. In the circumstances where a valuation technique for these instruments is based on significant unobservable inputs, such instruments are included in level 3. Refer to Note 16 for detail of the level 3 instrument and refer to Note 4 for estimates and judgements in the instrument.
The following tables present the changes in the level 3 instruments for the past three years:

	2010	2009	2008
	Conversion	Conversion	Conversion
	derivative	derivative	derivative
	$	$	$
Consolidated
Opening balance	2,337,200	2,187,934	5,963,793
Conversions	(42,092)	(75,345)	(155,177)
(Losses)/Gains recognised in profit or loss	(407,041)	224,611	(3,620,682)

Closing Balance	1,888,067	2,337,200	2,187,934

f. Capital risk management
The Group manages its capital risk to ensure that the Group will be able to continue as a going concern while maximising the return to stakeholders through optimisation of the debt and equity balance.
In order to maintain or adjust the capital structure, the Group may elect not to pay dividends to shareholders, issue new shares or sell assets to reduce debt.
The Group’s overall strategy remains unchanged from 2009.
The capital structure of the Group consists of debt, which includes borrowings disclosed in note 17 and 18, cash and cash equivalents disclosed in note 9 and equity attributable to owners of the parent, comprising contributed equity, reserves and accumulated losses as disclosed in notes 21, 22 and 23.

4. Critical accounting estimates and judgements
a. Conversion derivatives
The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The fair value is determined using a Black-Scholes options pricing model and taking into account the inherent benefits to the Noteholder outlined in the Convertible Note terms as well as scenario based Monte Carlo simulations and binomial tree simulations with weightings according to Pascals Triangle, using the assumptions detailed below:

	2010	2009	2008	Detail
Share Price	$0.01	$0.02	$0.05	Determined as the closing share price on the ASX at year end.
Exercise Price	$0.15	$0.15	$0.15	As per the terms and conditions of the contract. Exercise price of the convertible notes option should shares trade above $0.15 (or 10% higher than $0.135).
Share Price Volatility	90.17%	118.76%	87.25%	Determined having regard to a number of factors including recent Metal Storm market trading prices.
Risk Free Rate	4.7%	4.4%	3.70%	Yield as at year end for a commonwealth security maturing on 15 June 2011.
b. Convertible notes and attaching options

	Extension	Bifurcation
	of Notes	of Notes	Options	Detail
Share Price	$0.029	$0.026	$0.026	Closing share price of Metal Storm on 31 July 2009 and 24 September 2009.
Exercise Price	—	—	$0.001	As per the convertible note terms.
Share Price Volatility	87.25%	90.0%	90.0%	Determined having regard to a number of factors including recent Metal Storm market trading prices.
Risk Free Rate	4.41%	4.57%	4.57%	Interest rate for a two year Commonwealth Government treasury bond at 30 July 2009 and 24 September 2009 and a five year Commonwealth Government treasury bond weighted based on time to maturity.
Time to Maturity	2 years	2 Years	2 Years	As per the terms and conditions of the contract.
Annual Dividend Yield	0%	0%	0%	Metal Storm is unlikely to pay a dividend before the Convertible Notes mature.
c. Rights issue option

	Options	Detail
Share Price	$0.008	Determined as the closing share price on the ASX at year end.
Exercise Price	$0.015	As per the terms and conditions of the Rights Issue.
Share Price Volatility	108.4%	Determined having regard to a number of factors including recent Metal Storm market trading prices.
Risk Free Rate	4.7%	Yield as at year end for a commonwealth security maturing in September 2013.
d. Revenue recognition
For revenue recognised on a percentage of completion basis the Company must estimate the current stage to which each contract is complete. Depending on the type of the contract, the stage of completion is measured by reference to labour hours incurred to date as a percentage of estimated total labour hours or as costs incurred as a percentage of estimated total costs for each contract.

5. Segment information
a. Description of segments
Management has determined the operating segments based on reports reviewed by the Chief Executive Officer and the Chief Financial Officer (Executive) that are used to make strategic decisions.
The Executive considers the business from a geographic perspective and has identified two reportable segments, Australia and the United States. The Executive monitors the performance in these two regions separately. Due to the current financial constraints, the primary focus of the Executive is monitoring of cash inflows and outflows.
Revenue in the United States is generated through research and development contracts for the provision of services or products.
Metal Storm has 1 customer whose transaction amount to more than 10% of the Group’s revenues. In 2010 $2,224,289 was recognised from the US Government in the United States segment. (2009: $964,272, 2008: $1,109,411).
b. Segment information provided to the Chief Executive Officer and Chief Financial Officer

			Inter-
			segment
	Australia	United States	eliminations	Consolidated
2010	$	$	$	$
Revenue	663,396	2,681,620	—	3,345,016
Expenses	(10,095,076)	(3,000,942)	812,749	(12,283,269)

Segment loss	(9,431,680)	(319,322)	812,749	(8,938,253)

Current assets	1,397,367	325,160	—	1,722,527
Current liabilities	(20,370,520)	(22,343,178)	22,077,357	(20,636,341)

Net current assets/(liabilities)	(18,973,153)	(22,018,018)	22,077,357	(18,913,814)

Net operating cash flows	(5,533,625)	(655,975)	—	(6,189,600)
Net investing cash flows	(748,838)	(1,252)	756,816	6,726
Net financing cash flows	7,293,200	744,066	(756,816)	7,280,450

Net movement in cash and cash equivalents	1,010,737	86,839	—	1,097,576

			Inter-segment
	Australia	United States	eliminations	Consolidated
2009	$	$	$	$
Revenue	136,708	975,773	—	1,112,481
Expenses	(10,882,739)	(2,972,831)	1,435,425	(12,420,145)

Segment loss	(10,746,031)	(1,997,058)	1,435,425	(11,307,664)

Current assets	168,690	207,944	—	376,634
Current liabilities	(19,344,629)	(22,269,498)	21,607,169	(20,006,958)

Net current assets/(liabilities)	(19,175,939)	(22,061,554)	21,607,169	(19,630,324)

Net operating cash flows	(7,153,819)	(1,550,409)	—	(8,704,228)
Net investing cash flows	(1,221,021)	(16,798)	1,435,425	197,606
Net financing cash flows	1,060,196	1,423,894	(1,435,425)	1,048,665

Net movement in cash and cash equivalents	(7,314,644)	(143,313)	—	(7,457,957)

			Inter-segment
	Australia	United States	eliminations	Consolidated
2008	$	$	$	$
Revenue	1,782,501	1,150,845	—	2,933,346
Expenses	(12,544,747)	(2,508,912)	1,464,310	(13,589,349)

Segment loss	(10,762,246)	(1,358,067)	1,464,310	(10,656,003)

Current assets	8,307,855	394,029	—	8,701,884
Current liabilities	(22,091,291)	(21,584,979)	21,278,619	(22,397,651)

Net current assets/(liabilities)	(13,783,436)	(21,190,950)	21,278,619	(13,695,767)

Net operating cash flows	(7,740,745)	(2,439,769)	—	(10,180,514)
Net investing cash flows	927,793	(2,123,170)	2,161,184	965,807
Net financing cash flows	(196,390)	4,322,117	(2,161,184)	1,964,543

Net movement in cash and cash equivalents	(7,009,342)	(240,822)	—	(7,250,164)

c. Notes to and forming part of the segment information
     i. Accounting policies
Segment information is prepared in conformity with the accounting policies of the entity as disclosed in note 2 (c) and IFRS 8 Segment Reporting. Segment revenues, expenses, assets, liabilities and net cash flows are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis.
Segment assets include all assets used by a segment and consist primarily of operating cash, receivables, property, plant and equipment and goodwill and other intangible assets, net of related provisions. Segment liabilities consist primarily of trade and other creditors, employee benefits and provisions. Segment assets and liabilities do not include income taxes.
     ii. Inter-segment transfers
Segment revenues, expenses, results and cash flows include transfers between segments. Such transfers are priced on an “arm’s-length” basis and are eliminated on consolidation.
6. Revenue

			2010	2009	2008
			$	$	$
Contract revenue			1,452,481	964,272	1,109,411
Sale of goods			785,078	—	—
Interest revenue			23,458	136,833	1,040,699
Australian Research and Development Tax Rebate			628,290	—	732,015
Other	(i	)	455,709	11,376	51,221

			3,345,016	1,112,481	2,933,346

(i)	Settlement proceeds, refer Note 11.

7. Expenses
Net loss attributable to members of the parent includes the following expenses:

			2010	2009	2008
	Note		$	$	$
Employee expenses
Wages and salaries			(3,627,702)	(3,901,523)	(3,566,615)
Post employment			(208,110)	(229,408)	(192,698)
Share-based payments	32	(d)	(50,303)	(22,230)	(36,832)
Directors fees			(218,514)	(197,499)	(250,215)
Other			(132,640)	(140,905)	(183,314)

Total employee expenses			(4,237,269)	(4,491,565)	(4,229,674)

Finance costs
Interest expense			(479,723)	(1,586,756)	(2,265,445)
Accretion expense	(i	)	(2,062,867)	(3,184,692)	(3,238,228)
Transaction cost amortisation			—	(876,393)	(865,465)
Transaction cost			(1,762,313)	(101,714)	—

Total finance costs			(4,304,903)	(5,749,555)	(6,369,138)

Depreciation and Amortisation
Depreciation			(94,227)	(162,065)	(169,841)
Amortisation			(612)	(22,472)	(51,065)

Total depreciation and amortisation			(94,839)	(184,537)	(220,906)

Rental expense relating to operating leases
Operating lease payments			(220,654)	(589,793)	(464,163)

Total lease payments			(220,654)	(589,793)	(464,163)

Impairment of available-for-sale financial assets
Gain on available-for-sale financial assets	10		—	75,000	—
Impairment of available-for-sale financial assets			—	—	(769,200)

			—	75,000	(769,200)

(i)	Accretion expense is the recognition in the financial statements of the difference in value between the fair value at initial recognition and the face value. The expense is recognised using an effective interest rate method over the life of the convertible notes.

8. Income tax
a. Income tax expense

	2010	2009	2008
	$	$	$
Current tax (benefit)	—	(2,724,940)	(2,640,250)
Deferred tax (benefit)	(2,305,718)	(218,219)	(334,330)
Adjustment for prior years	—	68,233	(235,758)

Deferred tax assets not recognised	2,305,718	2,874,926	3,210,338

b. Numerical reconciliation of income tax expense to prima facie tax payable

	2010	2009	2008
	$	$	$
Loss before income tax	(8,938,253)	(11,307,664)	(10,656,003)

Tax at the Australia tax rate of 30% (2009:30%)	(2,681,476)	(3,392,299)	(3,196,801)

Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Research and development accounting costs	—	—	273,383
Research and development tax concession received	(188,487)	—	(102,519)
Entertainment	1,257	1,530	1,007
Fair value movement in embedded derivative	(122,112)	67,383	(1,086,205)
Gain on extinguishment	—	(733,614)	—
Non-deductible interest expense	25,973	80,492	148,571
Option costs expensed — employees	77,921	—	11,050
Borrowing costs accretion	618,860	1,044,872	970,805
Other	(37,654)	(11,523)	6,129

	(2,305,718)	(2,943,159)	(2,974,580)
Adjustment for prior years	—	68,233	(235,758)
Deferred tax assets not recognised	2,305,718	2,874,926	3,210,338

Income tax expense	—	—	—

c. Unrecognised temporary differences
     iii. Temporary differences for which deferred tax assets or deferred tax liabilities have not been recognised.

	2010	2009	2008
	$	$	$
Sundry creditors and accruals	41,971	48,797	45,642
General accruals	572,589	626,083	687,885
Provision for doubtful debts	—	958,885	1,223,838
Employee entitlements	198,515	175,905	147,499
Asset retirement obligation	22,475	31,932	33,508
Lease make good	16,165	16,165	13,470
Deferred rent	—	16,056	46,355
Transaction cost amortisation (S40-880)	132,358	234,095	460,845
Patent costs	3,541,605	3,796,804	3,986,834
Borrowing costs	—	—	311,111
Unrealised foreign exchange difference	20,672	829,410	—
Losses available for offset against future income	86,393,145	76,519,638	67,436,505
Capital losses available for offset against future income	915,000	915,000	—

Gross deferred income tax assets	91,854,495	84,168,770	74,393,492
Deferred tax liabilities
Unrealised foreign exchange differences	—	—	(744,610)
Interest receivable on available-for-sale financial asset	—	—	(53,200)

	91,854,495	84,168,770	73,595,682

Potential tax benefit @ 30%	27,556,349	25,250,631	22,078,705

d. Tax losses
The Group has the following tax losses arising in Australia and United States federal and state net operating loss carry-forwards:

	2010	2009	2008
	$	$	$
Australian tax losses	65,638,347	56,836,046	49,244,958
United States federal net operating loss carry-forwards	19,443,248	18,286,837	19,284,262
United States state net operating loss carry-forwards	13,638,689	12,482,278	14,693,549
Australian tax losses are available indefinitely for offset against future taxable profits subject to the Company’s ability to satisfy the continuity of ownership test or same business test tax loss carry forward rules.
The U.S. State and Federal net operating loss carry-forwards expire at various dates through 2013 and 2028, respectively.
9. Current assets — Cash and cash equivalents

	2010	2009
	$	$
Cash at bank and on hand	1,166,661	67,350

	1,166,661	67,350

     iv. Cash at bank and on hand
These accounts earn interest at standard business banking operating account rates with a weighted average interest rate at 31 December 2010 of 2.5% (2009: 3.9%).
10. Available-for-sale financial assets

	2010	2009
	$	$
Floating rate notes:
Opening fair value	—	10,000
Disposal of investments	—	(85,000)
Gain on sale	—	75,000

Closing Fair Value	—	-

11. Current assets — Trade and other receivables

			2010	2009
	Notes		$	$
Trade receivables			261,969	1,152,115
Other receivables			4,230	9,147
Security deposits	(i	)	44,910	44,910
Goods and services tax recoverable			55,728	27,613
Prepayments			189,029	34,384
Provision for doubtful debts			—	(958,885)

			555,866	309,284

(i)	Represents restricted cash deposits held as security for operating and finance lease commitments.
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

	2010	2009
	$	$
Opening balance	(958,885)	(1,223,838)
Provision reduction	958,885	—
Foreign exchange movement	—	264,953

Closing balance	—	(958,885)

The provision created relates to a single customer of the Group who was significantly outside terms. The full balance of the debt was not outside terms however in discussions with the customer, they had provided strong indications of their intention not to pay as well as an inability to repay all debts to the Group.
The Group initiated legal action against the customer in accordance with the provisions provided for dispute resolution contained in the contract. The matter was settled in March 2010, the provision removed and any proceeds recognised in other revenue.
12. Non-current assets — Other assets

			2010	2009
			$	$
Security deposits	(i	)	78,210	28,679

			78,210	28,679

(i)	Represents restricted cash deposits held as security for operating and finance lease commitments.

13. Non-current assets — Property, plant and equipment

	Leasehold		Leased plant
	improve-	Plant and	and
	ments	equipment	equipment	Total
	$	$	$	$
At 1 January 2009
Cost	188,536	577,287	333,573	1,099,396
Accumulated depreciation	(114,783)	(403,957)	(72,302)	(591,042)

Net book amount	73,753	173,330	261,271	508,354

Year ended 31 December 2009
Opening net book amount	73,753	173,330	261,271	508,354
Additions	—	77,426	—	77,426
Transfers in / (out)	—	234,724	(234,724)	—
Disposals	—	—	—	—
Depreciation charge	(45,496)	(95,404)	(21,165)	(162,065)

Closing net book amount	28,257	390,076	5,382	423,715

At 1 January 2010
Cost	188,536	889,437	27,393	1,105,366
Accumulated depreciation	(160,279)	(499,361)	(22,011)	(681,651)

Net book amount	28,257	390,076	5,382	423,715

Year ended 31 December 2010
Opening net book amount	28,257	390,076	5,382	423,715
Additions	15,392	1,339	—	16,731
Transfers in / (out)	—	—	—	—
Disposals	—	—	—	—
Depreciation charge	(19,644)	(69,201)	(5,382)	(94,227)

Closing net book amount	24,005	322,214	—	346,219

At 31 December 2010
Cost	203,928	890,776	27,393	1,122,097
Accumulated depreciation	(179,923)	(568,562)	(27,393)	(775,878)

Net book amount	24,005	322,214	—	346,219

14. Non-current assets — Intangible assets and goodwill

	Software	Goodwill	Total
	$	$	$
At 1 January 2009
Cost	131,982	1,861,726	1,993,708
Accumulated amortisation	(108,898)	(27,574)	(136,472)
Accumulated impairment losses	—	(1,834,152)	(1,834,152)

Net book amount	23,084	—	23,084

Year ended 31 December 2009
Opening net book amount	23,084	—	23,084
Additions	—	—	—
Disposals	—	—	—
Amortisation charge	(22,472)	—	(22,472)

Closing net book amount	612	—	612

At 1 January 2010
Cost	89,291	1,861,726	1,951,017
Accumulated amortisation	(88,679)	(27,574)	(116,253)
Accumulated impairment losses	—	(1,834,152)	(1,834,152)

Net book amount	612	—	612

Year ended 31 December 2010
Opening net book amount	612	—	612
Additions	—	—	—
Disposals	—	—	—
Amortisation charge	(612)	—	(612)

Closing net book amount	—	—	—

At 31 December 2010
Cost	89,291	—	89,291
Accumulated amortisation	(89,291)	—	(89,291)
Accumulated impairment loss	—	—	—

Net book amount	—	—	—

All capitalised software represents externally acquired software with a useful life of between 2 and 5 years amortised on a straight line basis.
No research and development costs have been capitalised as product maturation is still within the research stage, refer note 2 (g).

15. Current liabilities — Trade and other payables

		2010	2009
		$	$
Trade payables		225,837	411,329
Deferred revenue		54,928	168,807
Accrued payables		897,972	796,233

		1,178,737	1,376,369

Related party payables:
Directors fees payable	(i)	8,333	40,819

		1,187,070	1,417,188

(i)	Refer note 24 (d) for further details.
16. Current liabilities — Conversion derivative

	2010	2009
	$	$
Balance at beginning of year	2,337,200	2,187,934
Conversion of convertible notes to shares	(42,092)	(75,345)
Fair value movement	(407,041)	224,611

Balance at end of year	1,888,067	2,337,200

The fair value movement represents the movement in the fair value of the liability arising from the ability of noteholders to convert their notes to shares. Refer to note 4 (a) for further information.
17. Current liabilities — Non-interest bearing loans and borrowings

		2010	2009
		$	$
Convertible notes	(i)	13,125,104	11,496,248
Short term loan		214,848	326,714

		13,339,952	11,822,962

(i)	Secured by fixed and floating charge over the Company’s assets, matures 2011
Refer to note 18 for further information on the Convertible Note terms.

	2010	2009
	$	$
Balance at beginning of year	11,496,248	—
Fair value of issue	—	11,070,869
Accretion expense	1,845,539	428,692
Conversion of convertible notes to shares	(216,683)	(3,313)

Balance at end of year	13,125,104	11,496,248

	2010	2009
	Number	Number
Balance at beginning of year	109,471,371	—
Issued for interest bearing notes	—	109,504,140
Conversions	(1,982,240)	(32,769)

Balance at end of year	107,489,131	109,471,371

18. Current liabilities — Interest bearing loans and borrowings

		2010	2009
		$	$
Obligations under finance leases		226	5,344
Convertible notes	(i)	4,198,551	4,065,240

		4,198,777	4,070,584

(i)	Unsecured, matures 2011.
i.	Convertible Notes
The Company issued 203,703,704 10% coupon convertible notes (“Notes”) to existing shareholders at the rate of one convertible note for every 2.675 existing shares to raise $27.5 million on 1 September 2006 under a renounceable rights issue. This issue was made together with the offer of one new share option for every two convertible notes allotted, which resulted in 101,852,055 listed options being granted. In addition, 10 million options were issued to Harmony Investment Fund Ltd (“Harmony”) in consideration of a short term working capital loan and 65 million were issued as payment for Harmony’s commitment to underwrite the transaction under the Facilitation Agreement.
On 31 July 2009, the Company obtained shareholder and noteholder approval to extend the maturity date of the Notes to 1 September 2011 and bifurcate the notes into interest bearing and secured.
Interest bearing notes have the same terms and conditions as the original notes except for a maturity date of 1 September 2011.
The Convertible Notes have the following terms and features:
•	Notes issued at a fixed purchase price of A$0.135 per Note
•	Notes have a 3 year term from issue date, maturing on 1 September 2011 and bear annual interest of 10% payable quarterly
•	Convertible to ordinary shares on the first business day of each quarter prior to maturity date or at maturity date except for any note holders who hold more than 5% of notes on issuance may convert at any time.
•	Convertible at a conversion price equal to the lesser of A$0.135 or 90% of the volume weighted average price per share for the preceding 30 business days prior to conversion date.
•	The options had the following terms and features:
•	Each Option entitles the holder to subscribe for one ordinary share upon exercise
•	Fixed exercise price of A$0.15
•	Exercisable anytime between issuance and 1 September 2011
The debt component of the Notes and the embedded derivative inherent in the instrument were recognised separately from each other and recorded as financial liabilities. The debt component of the Note was initially recorded at fair value and then amortised to face value over the life of the Note. The embedded derivative is recognized at fair value through the profit and loss.
The secured notes have a fixed and floating charge over the assets of the Company and do not bear interest, otherwise they have the same terms and conditions as the interest bearing notes. The face value of both classes of notes is $0.135.
The extension and bifurcation of the Notes were recorded as an extinguishment and new financial liabilities recognised. The new liabilities were recorded in the same manner as the original Notes.
Upon issue of the secured notes, 5 unlisted options were issued to secured noteholders for every 7 secured notes held. Refer note 21.

	2010	2009
	Number	Number
Balance at beginning of year	33,040,799	147,584,129
Conversions	(673,079)	(5,039,190)
Exchanged for secured notes	—	(109,504,140)

Balance at end of year	32,367,720	33,040,799

Interest
Bearing
Convertible
Notes
$
Balance at 1 January 2009	16,263,964
Accretion /Transaction Cost Amortisation 1 January to 31 July 2009	3,108,110
Conversions 1 January To 31 July 2009	(544,578)
Extinguishment of Notes Maturing 1 September 2009	(18,827,496)

—
Issuance of Notes Maturing 1 September 2011	16,887,375
Interest Bearing Notes Extinguished in Exchange for Secured Notes	(13,006,264)
Accretion/Transaction Cost Amortisation 1 August to 31 December 2009	223,665
Conversions 26 September to 31 December 2009	(39,536)

Balance at 1 January 2010	4,065,240

Accretion expense	217,328
Transaction cost amortisation	—
Movement on extinguishment of debt	—
Exchanged for secured notes	—
Conversion of convertible notes to shares	(84,017)

Balance at end of year	4,198,551

The gain on extinguishment of debt is made up of the following amounts:

		2009
	Note	$
Movement on extinguishment of debt		3,875,516
Fair value of options issued to holders of secured notes	22	(1,407,907)

Gain on extinguishment of debt		2,467,609

Fair Value of Consideration Given:
New Debt		16,887,375
Options Issued		1,407,907
Gain on Election of Secured Notes		(1,935,395)

Total		16,359,887

Less: Carrying Value of Old Convertible Notes		(18,827,496)

Gain On Extinguishment Of Debt		(2,467,609)

19. Current liabilities — Provisions

		Onerous
		Lease
	Make Good	Contracts	Total
	$	$	$
Carrying amount at 1 January 2010	31,932	151,187	183,119
Additional provisions recognised	—	—	—
Amounts used during the year	(9,457)	—	(9,457)
Derecognition		(132,853)	(132,853)
Foreign Exchange movements	—	(18,334)	(18,334)
Unwinding and discount rate adjustment	—	—	—

Carrying amount at 31 December 2010	22,475	—	22,475

20. Non-current liabilities — Interest bearing loans and borrowings

	2010	2009
	$	$
Obligations under finance leases	—	7,630

	—	7,630

Finance leases have a lease term of 3 years with no option to renew the leases or purchase the assets at the completion of the lease term. Some finance leases are secured through a cash deposit, see notes 11 and 12.

21. Contributed equity

	2010	2009
	$	$
Ordinary shares — issued and fully paid	77,683,753	70,075,033

Issues of ordinary shares during the year		Number	Issue Price	Value
At 1 January 2008		598,680,579		65,428,400
Conversion of notes second quarter		7,683,897	$0.0600	470,479
Conversion of notes third quarter		1,890,000	$0.0500	76,028
Conversion of notes fourth quarter		3,232,203	$0.0400	110,697
Shares issued to employees		160,000	$0.0600	9,600
Shares issued to consultant		1,908,573	$0.0600	114,514

At 1 January 2009		613,555,252		66,209,718
Conversion of notes first quarter		7,287,985	$0.0400	269,982
Conversion of notes second quarter		7,278,292	$0.0400	287,738
Conversion of notes third quarter		1,786,500	$0.0400	56,200
Conversion of notes fourth quarter		2,423,417	$0.0200	48,851
Shares issued in accordance with SPP		114,724,259	$0.0229	2,464,199
Exercise of Options		1,293,758	$0.0010	1,294
Issue of Shares		6,666,666	$0.0150	100,000
Issue of Shares		17,142,857	$0.0175	300,000
Issue of Shares		18,750,000	$0.0160	300,000
Issue of Shares		950,000	$0.0039	37,050

At 1 January 2010		791,858,986		70,075,033
Conversion of notes first quarter	(i)	2,201,216	$0.0200	43,920
Conversion of notes second quarter	(i)	24,664,175	$0.0100	229,740
Conversion of notes third quarter	(i)	5,246,262	$0.0100	54,240
Conversion of notes fourth quarter	(i)	1,533,937	$0.0100	14,890
Shares issued in accordance with Rights Issue		305,622,333	$0.0049	1,509,259
Exercise of Unlisted Options		52,707,495	$0.0010	52,708
Exercise of Listed Options		18,888	$0.1500	2,833
Issue of Shares		7,946,273	$0.0010	7,946
Issue of Shares		25,510,203	$0.0079	202,687
Issue of Shares		51,178,022	$0.0080	409,424
Issue of Shares		41,333,333	$0.0081	334,010
Issue of Shares		39,655,678	$0.0090	358,000
Issue of Shares		21,978,022	$0.0091	200,000
Issue of Shares		20,636,715	$0.0097	200,000
Issue of Shares		26,250,000	$0.0052	136,500
Issue of Shares		40,724,658	$0.0056	227,247
Issue of Shares		1,931,152	$0.0115	22,159
Issue of Shares		25,000,000	$0.0126	315,000
Issue of Shares		52,669,568	$0.0133	700,000
Issue of Shares		2,022,592	$0.0139	28,144
Issue of Shares		14,285,714	$0.0140	159,787
Issue of Shares		27,900,794	$0.0143	400,000
Issue of Shares		12,500,000	$0.0160	200,000
Issue of Shares		49,444,444	$0.0162	800,000
Issue of Shares		17,719,298	$0.0171	303,000
Issue of Shares		40,000,000	$0.0174	697,226

At 31 December 2010		1,702,539,758		77,683,753

i	Issue price is based on calculation according with Convertible Note terms. Value is based on the amortised cost of the notes converted.

a. Movement in listed options
The following table illustrates the number and weighted average exercise price (WAEP) of share options granted during the year under the constitution.

	Number	WAEP	Number	WAEP
	2010	2010	2009	2009
Outstanding at beginning of the year	—	—	176,756,604	0.15
Granted during the year	27,875,734	0.15	—	—
Exercised during the year	(18,888)	0.15	—	—
Expired during the year	—	—	(176,756,604)	0.15

Outstanding at the end of the year	27,856,846	0.15	—	—

Exercisable at the end of the year	27,856,846	0.15	—	—
b. Movement in unlisted options
During the year the Company issued unlisted options to participants in the rights and under certain subscription agreements.

	Number	WAEP	Number	WAEP
	2010	2010	2009	2009
Outstanding at beginning of the year	90,195,809		18,989,688	0.300
Granted during the year	1,238,067,976	0.015	78,217,067	0.001
Exercised during the year	(60,653,768)	0.001	(1,293,758)	0.001
Expired during the year	(3,407,500)	0.400	(5,717,188)	0.430

Outstanding at the end of the year	1,264,202,517	0.016	90,195,809	0.036

Exercisable at the end of the year	1,259,202,517	0.016	85,195,809	0.037
Refer note 32 for further details.

22. Reserves

		2010	2009
		$	$
Unlisted option reserve		5,637,859	3,641,736
Share reserves		—	—
Listed option reserve		6,921,446	6,893,566
Accumulated translation reserve		(48,129)	(65,278)

		12,511,176	10,470,024

Movements:

Unlisted option reserve
Balance at 1 January		3,641,736	2,233,829
New Issues		1,996,123	—
Expenses recognised	18	—	1,407,907

Balance at 31 December		5,637,859	3,641,736

Share reserves
Balance at 1 January		—	14,820
New Issues		—	(37,050)
Expenses recognised		—	22,230

Balance at 31 December		—	—

Listed option reserve
Balance at 1 January		6,893,566	6,893,566
Issue of options		27,880	—

Balance at 31 December		6,921,446	6,893,566

Accumulated translation reserve
Balance at 1 January		(65,278)	(106,801)
Currency translation differences		17,149	41,523

Balance at 31 December		(48,129)	(65,278)

Nature and purpose of reserves
i.	Unlisted options reserve
The options reserve is used to record the share options issued to Directors, employees, consultants and owners.
ii.	Share reserve
The share reserve is used to record the shares granted but not yet issued to Directors, employees and consultants.
iii.	Listed options reserve
The listed options reserve is used to record the receipt on allotment of listed options issued under the renounceable rights issue.
iv.	Accumulated translation reserve
The accumulated translation reserve is used to record the exchange differences arising from the translation of the financial statements of foreign subsidiaries whose functional currencies are different from the parent.

23. Accumulated losses

	2010	2009
	$	$
Balance at 1 January	(99,746,061)	(88,438,397)
Net loss	(8,938,253)	(11,307,664)

Balance at 31 December	(108,684,314)	(99,746,061)

24. Key management personnel disclosures
a. Key management personnel compensation

	2010	2009	2008
	$	$	$
Short-term employee benefits	1,556,288	1,564,097	1,414,357
Post-employment benefits	86,672	86,139	68,494
Share-based payments	15,000	4,680	10,595

	1,657,960	1,654,916	1,493,446

b. Equity instrument disclosures relating to key management personnel
i.	Option holdings
The numbers of options over ordinary shares in the Company held during the financial year by each director of Metal Storm Limited and other key management personnel of the Group, including their personally related parties, are set out below.
2010

			Options
	Balance at		purchased
	start of the	Granted as	under Rights			Balance at end	Vested and
Name	year	compensation	Issue	Exercised	Expired	of the year	exercisable	Unvested
Directors
TJ O’Dwyer	48,311	—	791,235	—	—	839,546	839,546	—
L J Finniear	1,000,000	—	335,298	—	—	1,335,298	1,335,298	—
J R Nicholls	—	—	—	—	—	—	—	—
T W Tappenden	—	—	75,000	—	—	75,000	75,000	—
W Henkel	—	—	—	—	—	—	—	—

Other key management personnel of the group
P R Wetzig	—	—	120,000	—	—	120,000	120,000	—
B I Farmer	—	—	544,407	—	—	544,407	544,407	—
P D Faulkner	200,000	—	—			200,000	200,000	—
D M Pashen	—	—	2,400,000	—	—	2400,000	2,400,000	—
N J Partridge	—	—	—	—	—	—	—	—
G A Orrison	—	—	—	—	—	—	—	—

	1,248,311	—	4,265,940	—	—	5,514,251	5,514,251	—

2009

	Balance at
	start of the	Granted as	On election of			Balance at end	Vested and
Name	year	compensation	Secured Notes	Exercised	Expired	of the year	exercisable	Unvested
Directors
TJ O’Dwyer	33,819	—	48,311	—	(33,819)	48,311	48,311	—
L J Finniear	1,000,000	—	—	—	—	1,000,000	1,000,000	—
J R Nicholls	—	—	—	—	—	—	—	—
T W Tappenden	—	—	—	—	—	—	—	—

Other key management personnel of the group
P R Wetzig	—	—	—	—	—	—	—	—
B I Farmer	—	—	—	—	—	—	—	—
P D Faulkner	200,000	—	—	—	—	200,000	200,000	—
D M Pashen	—	—	—	—	—	—	—	—
N J Partridge	—	—	—	—	—	—	—	—

	1,233,819	—	48,311	—	(33,819)	1,248,311	1,248,311	—

All vested options are exercisable at the end of the year.
ii.	Share holdings
The numbers of shares in the Company held during the financial year by each director of Metal Storm Limited and other key management personnel of the Group, including their personally related parties, are set out below.

	Balance at	Changes	Balance at
	start of the	during the	end of the
	year	year	year
2010

Directors
T J O’Dwyer	1,054,979	263,745	1,318,724
L J Finniear	447,062	111,766	558,828
J R Nicholls	—	—	—
T W Tappenden	100,000	25,000	125,000
W Henkel	—	—	—

Other key management personnel of the group
B I Farmer	318,531	181,469	500,000
P D Faulkner	—	—	—
N J Partridge	—	—	—
G A Orrison	—	—	—
P R Wetzig	44,106	40,000	84,106
D M Pashen	209,265	800,000	1,009,265

	2,173,943	1,421,980	3,595,923

2009

Directors
T J O’Dwyer	180,855	874,124	1,054,979
L J Finniear	—	447,062	447,062
J R Nicholls	—	—	—
T W Tappenden	—	—	—

Other key management personnel of the group
B I Farmer	100,000	218,531	318,531
P D Faulkner	—	—	—
P R Wetzig	400	43,706	44,106
D M Pashen	100,000	109,265	209,265

	381,255	1,692,688	2,073,943

c.
d. Loans to key management personnel
There were no loans to key management at 31 December 2010 or 31 December 2009.
e. Other transactions and balances with key management personnel
     iii. Directors’ fees
At 31 December the following Directors’ fees were payable to directors in relation to the financial year then ended:

	2010	2009
	$	$
T J O’Dwyer	—	13,333
J R Nicholls	—	15,000
T W Tappenden	—	12,486
W Henkel	8,333	—

	8,333	40,819

25. Remuneration of auditors
During the year the following fees were paid or payable for services provided by the auditor of the Company, its related practises and non-related firms:
a. Audit Services

	2010	2009	2008
	$	$	$
PricewaterhouseCoopers
Audit and review of financial statements	305,000	341,500	445,330
Other assurance services	30,400	—	—
Non-PricewaterhouseCoopers
Audit and review of financial statements	—	—	—

	335,400	341,500	445,330

b. Non-audit Services

	2010	2009	2008
	$	$	$
PricewaterhouseCoopers
Non-audit services	—	69,000	70,750

26. Commitments
a. Operating leases
Future minimum rental payments under non-cancellable operating leases as at 31 December are as follows:

	2010	2009	2008
	$	$	$
Within one year	312,820	138,494	442,874
After one year but not more than 5 years	966,505	—	161,771
More than 5 years	—	—	—

Total minimum lease payments	1,279,325	138,494	604,645

b. Finance leases
Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

	Minimum	Present value
	lease	of lease
	payments	payments
	2010
	$	$
Within one year	4,235	3,471
After one year but not more than 5 years	3,417	3,234

Total minimum lease payments	7,652	6,705
Less amounts representing finance charges	(947)	—

	6,705	6,705

	2009
	$	$
Within one year	6,590	5,344
After one year but not more than 5 years	8,556	7,630

Total minimum lease payments	15,146	12,974
Less amounts representing finance charges	(2,172)	—

	12,974	12,974

	2008
	$	$
Within one year	219,517	203,699
After one year but not more than 5 years	19,594	16,783

Total minimum lease payments	239,111	220,482
Less amounts representing finance charges	(18,629)	—

	220,482	220,482

27. Related party transactions
a. Loans to/from related parties
Loans made to controlled entities, including wholly owned subsidiaries, outstanding at 31 December 2010 totalled $21,869,451. At 31 December 2009 these totalled $21,455,196. These amounts are eliminated upon consolidation. The loans are interest bearing and have no set repayment terms. At year end a provision for diminution in value has been taken up to the amount of $21,869,451 (2009: $21,455,196).
The expense recorded in the financial statements of the Company to 31 December 2010 was $414,255, to 31 December 2009 was $606,015 and to 31 December 2008 was $2,161,184.
b. Transactions with related parties
At year end, Backwell Lombard Capital, a company of which Mr T O’Dwyer is a principal, had an outstanding loan of $214,848 owed by Metal Storm (2009: $326,714). The loan is unsecured, has no fixed repayment dates, is at call and does not bear interest. During the year further advances were made under the loan of $100,000 and repayments of $50,000 were made. During the year the loan was bifurcated into loans owed by the two individual principals of Backwell Lombard Capital. $162,500 was repaid in the form of shares to the other principal of Backwell Lombard Capital, on the same terms as in the Company’s recent Rights Issue.
During the year, P Faulkner loaned the Group $97,725 in two tranches (2009: nil, 2008: nil). These amounts have been subsequently repaid. No amounts were outstanding at year end. Interest of $5,727 was paid on these loans (2009: nil, 2008: nil).
There have been no other related party transactions between the Group and its Directors or Key Management Personnel, or ‘close members’ of their family, or any entities that they control, jointly control or significantly influence that require disclosure in the financial statements under accounting standard IAS 24.
28. Subsidiaries

	Country of	Percentage of equity held by the
	Incorporation	Group		Investment
		2010	2009	2010	2009
Metal Storm Inc.	USA	49%	49%	2,920	2,920
ProCam Machine LLC	USA	100%	100%	—	—
Metal Storm USA Limited	USA	100%	100%	—	—
Digigun LLC	USA	100%	100%	—	—
The structure of Metal Storm Inc. allows the Group to bid directly on US defence projects such as the Small Business Innovation Research (SBIR) program as the ‘prime’ contractor, thus enabling revenue flows directly into the Group. Metal Storm Limited controls the operating and financial policies of Metal Storm Inc. and therefore consolidates 100%.
29. Events occurring after the end of the reporting period
On 20 July 2011, Metal Storm signed a short term loan agreement for $500,000. The loan is unsecured and is repayable in 4 weeks upon receipt of the R&D tax rebate. As consideration for providing the loan, Metal Storm will issue the lender with 1.4 million options that have a life of 2 years and an exercise price of $0.001. A further 50,000 options will be issued for each day the loan is not repaid if the principal has not been repaid within 4 weeks. The Options have an exercise price of $0.001 and an expiry date 2 years from the date of issue.

30. Reconciliation of loss after income tax to net cash inflow from operating activities

	2010	2009	2008
	$	$	$
Net Loss	(8,938,253)	(11,307,664)	(10,656,003)
Adjustments for:
Depreciation and amortisation	94,839	184,537	220,906
Accretion expense	2,062,867	3,183,491	3,236,015
Net Loss on disposal of plant and equipment	—	—	1,159
Amortisation of transaction costs	1,552,878	576,976	865,465
Foreign exchange differences	15,414	87,508	(132,150)
Fair value of services paid for via issue of options	209,435	22,230	12,412
Fair value of services paid for via issue of shares	82,553	—	138,935
Fair value adjustment to conversion derivative	(407,041)	224,611	(3,620,682)
Gain on extinguishment of debt	—	(2,467,609)	—
Gain on sale of available-for-sale financial assets	—	(75,000)	—
Impairment loss on available-for-sales financial assets	—	—	769,200
Interest received	(23,458)	(136,833)	(1,040,700)

Changes in assets and liabilities:
(Increase) / decrease in trade and other receivables	(51,937)	461,352	1,445,602
(Increase) / decrease in prepayments	(140,071)	302,279	2,524
(Decrease) / increase in trade and other payables	(478,162)	287,751	(1,475,708)
(Decrease) / increase in provisions	(138,034)	(17,558)	74,421
(Decrease) / increase in other liabilities	(30,630)	(30,299)	(21,910)

Net cash used in operating activities	(6,189,600)	(8,704,228)	(10,180,514)

31. Earnings per share
a. Basic and diluted earnings per share

	2010	2009	2008
	$	$	$
Loss for the year	(8,938,252)	(11,307,664)	(10,656,003)

Basic and diluted earnings per share (cents per share)	(0.6)	(1.2)	(1.2)
b. Weighted average number of shares used as the denominator

	2010	2009	2008
	Number	Number	Number
Weighted average number of ordinary shares for basic and diluted earnings per share	1,395,910,416	930,322,973	871,930,746
Earnings per share has been restated to incorporate the effect of bonus issues of shares. The weighted average number of shares has been increased by the inclusion of shares issued subsequent to the end of the financial period which were issued for consideration at less than market value.
c. Information concerning the classification of securities
The following table summarises the convertible notes, listed options and unlisted options that were not included in the calculation of weighted average number of ordinary shares because they are anti-dilutive.

	2010	2009
	Number	Number
Interest bearing convertible notes	32,367,720	33,040,799
Secured convertible notes	107,489,131	109,471,371
Listed options	27,856,846	—
Unlisted options	1,264,202,517	90,345,809

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
d. Expenses arising from share based payment transactions

	2010	2009	2008
	$	$	$
Options expense	209,435	22,230	12,412
Shares granted but not yet issued to employees	—	—	14,820
Shares granted and issued to employees	50,303	—	9,600

	259,738	22,230	36,832

e. Unlisted options issued
At 31 December the following unlisted options were on issue:

	Exercise Price	2010	2009	2008
Expiry Date	$	Number	Number	Number
14 January 2009	0.400	—	—	125,000
02 February 2009	0.400	—	—	100,000
16 February 2009	0.400	—	—	14,438
24 February 2009	0.400	—	—	81,250
10 March 2009	0.400	—	—	8,250
31 March 2009	0.400	—	—	62,500
05 April 2009	0.400	—	—	29,500
14 April 2009	0.400	—	—	1,100,000
10 May 2009	0.400	—	—	25,000
08 June 2009	0.400	—	—	25,000
21 June 2009	0.400	—	—	3,225,000
21 June 2009	1.100	—	—	40,000
21 June 2009	1.150	—	—	200,000
30 June 2009	0.400	—	—	62,500
05 July 2009	0.400	—	—	75,000
14 July 2009	0.400	—	—	125,000
04 September 2009	0.400	—	—	31,250
30 September 2009	0.400	—	—	62,500
14 October 2009	0.400	—	—	125,000
24 November 2009	0.400	—	—	6,250
04 December 2009	0.400	—	—	31,250
07 December 2009	0.400	—	—	12,500
31 December 2009	0.400	—	—	150,000
18 March 2010	0.400	—	20,000	20,000
31 March 2010	0.400	—	200,000	200,000
21 June 2010	0.400	—	578,750	578,750
24 June 2010	0.400	—	1,990,000	1,990,000
30 June 2010	0.400	—	200,000	200,000
30 September 2010	0.400	—	200,000	200,000
31 December 2010	0.400	—	218,750	218,750
31 March 2011	0.400	193,750	193,750	193,750
28 April 2011	0.400	940,000	940,000	940,000
30 June 2011	0.400	818,750	818,750	818,750
02 July 2011	0.010	5,000,000	5,000,000	5,000,000
30 September 2011	0.400	125,000	125,000	125,000
27 October 2011	0.400	506,250	506,250	506,250
31 December 2011	0.400	193,750	193,750	193,750
23 Feb 2012	0.018	101,062,425	—	—
08 March 2012	0.180	1,000,000	1,000,000	1,000,000

	Exercise Price	2010	2009	2008
Expiry Date	$	Number	Number	Number
31 March 2012	0.400	193,750	193,750	193,750
30 June 2012	0.400	193,750	193,750	193,750
24 September 2012	0.001	32,889,282	76,923,309	—
30 September 2012	0.400	193,750	193,750	193,750
31 December 2012	0.400	168,750	168,750	168,750
11 Feb 2013	0.035	8,000,000	—	—
31 March 2013	0.400	168,750	168,750	168,750
16 April 2013	0.035	4,268,811	—	—
30 June 2013	0.400	168,750	168,750	168,750
13 September 2013	0.015	1,108,116,999	—	—

		1,264,202,517	90,195,809	90,195,809

33. Parent Entity Disclosures
a. Summary of financial information
The individual financial statements for the parent entity show the following aggregate amounts:

	2010	2009
Balance Sheet
Current assets	1,397,367	168,690
Non-current assets	399,169	400,911

Total assets	1,796,536	569,601
Current liabilities	20,370,520	19,344,629
Non-current liabilities	—	—

Total liabilities	20,370,520	19,344,629

Net Liabilities	(18,573,984)	(18,775,028)

Issued capital	77,683,754	70,075,033
Reserves	12,559,305	10,535,302
Retained earnings	(108,817,043)	(99,385,363)

Total Equity	(18,573,984)	(18,755,028)

	2010	2009	2008
Profit or loss for the year	(9,431,680)	(10,746,031)	(10,762,246)
Total comprehensive income	(9,431,680)	(10,746,031)	(10,762,246)
b. Contingent liabilities of the parent entity
The parent entity did not have any contingent liabilities as at 31 December 2010 or 31 December 2009.
c. Contractual commitments
The parent entity had no contractual commitments for the acquisition of property, plant or equipment as at 31 December 2010.