Form 20-F
period 2011-12-31
METAL STORM LTD  /ADR/
filed 2012-05-15
CIK 1119775

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

2,782,478,264 Fully Paid Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) for the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☐                 Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

CURRENCY OF PRESENTATION AND EXCHANGE RATES

All references herein to “A$” and “$” are to Australian dollars. All references herein to “US$” and “U.S. dollar” are to United States dollars. Except as otherwise stated, all monetary amounts in this annual report are presented in Australian dollars. When necessary, historic data were converted at the applicable rate for the date or year indicated.

For your convenience, we have translated some Australian dollar amounts into U.S. dollar amounts at the noon buying rate in The City of New York for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”). On April 13, 2012, the noon buying rate for Australian dollars into U.S. dollars was A$1.00 = US$1.0372.

The following table contains information for the noon buying rate for the Australian dollar into U.S. dollars for the periods indicated.

	At Period End	Average Rate (1)	High	Low
Year ended December 31,
2007	0.8776	0.8444	0.9369	0.7724
2008	0.6983	0.8499	0.9797	0.6073
2009	0.8979	0.7988	0.9293	0.6301
2010	1.0122	0.9199	1.0153	0.8172
2011	1.0251	1.0332	1.1026	0.9453
Month
September 2011	0.9744	1.0220	1.0750	0.9744
October 2011	1.0610	1.0168	1.0707	0.9453
November 2011	1.0244	1.0112	1.0366	0.9686
December 2011	1.0251	1.0122	1.0298	0.9904
January 2012	1.0598	1.0415	1.0651	1.0215
February 2012	1.0777	1.0732	1.0806	1.0629
March 2012	1.0367	1.0526	1.0803	1.0326

(1)	Determined by averaging noon buying rates on the last day of each full month during the period.

FORWARD-LOOKING STATEMENTS

Certain statements in this annual report may constitute “forward-looking statements”. Such forward-looking statements are based on the beliefs of our management as well as assumptions based on information available to us. When used in this annual report, the words “anticipate”, “believe”, “estimate”, “project”, “intend” and “expect” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Such forward-looking statements reflect our current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These include, but are not limited to, risks or uncertainties associated with the development of our technology, our ability to obtain government research and development grants, our ability to raise additional capital and repay or restructure our convertible note debt, our ability to protect our proprietary technology, the market for our products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition, the loss of key personnel and other factors identified under Item 3D “Key Information – Risk Factors” of this annual report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this annual report as anticipated, believed, estimated or expected. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this annual report and shall not be revised or updated to reflect events after the date of this document.

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

Our financial statements for 2011, 2010, 2009, 2008 and 2007 have been prepared in Australian dollars and in accordance with IFRS as issued by the IASB.

Our selected financial data set forth below are presented in accordance with IFRS. Statement of Comprehensive Income data for the years ended December 31, 2011, 2010 and 2009 and the Statement of Financial Position data as at December 31, 2011 and 2010 have been derived from our audited financial statements, which are included elsewhere in this annual report.

	As of and for the year ended December 31,
	2011 A$	2010 A$	2009 A$	2008 A$	2007 A$
Income Statement data in accordance with IFRS:
Revenue	1,318,082	3,345,016	1,112,481	2,933,346	3,205,381
Expenses	(4,589,552)	(7,978,366)	(6,670,590)	(7,220,211)	(8,269,116)
Loss before finance costs and tax	(3,233,141)	(4,633,350)	(5,558,109)	(4,286,865)	(5,063,735)
Finance costs	(2,761,748)	(4,304,903)	(5,749,555)	(6,369,138)	(4,934,415)
Income tax	—	—	—	—	—
Loss after tax	(6,033,218)	(8,938,253)	(11,307,664)	(10,656,003)	(9,998,150)
Loss attributable to members of the parent	(6,033,218)	(8,938,253)	(11,307,664)	(10,656,003)	(9,998,150)
Basic and diluted loss per share(1)	(0.0030)	(0.0064)	(0.0122)	(0.0122)	(0.0117)
Weighted average ordinary number of shares outstanding	2,030,705,830	1,395,910,416	930,322,973	871,930,746	855,496,215
Balance Sheet data in accordance with IFRS:
Total current assets	717,670	1,722,527	376,634	8,701,884	17,069,966
Total assets	1,080,417	2,146,956	829,640	9,267,524	18,788,277
Total current liabilities	20,156,995	20,636,341	20,006,958	22,397,651	21,812,546
Long term obligations (including finance leases)	915,109	—	23,686	63,168	283,301
Total liabilities	21,072,104	20,636,341	20,030,644	22,460,789	22,095,847
Contributed equity	81,926,463	77,683,753	70,075,033	66,209,718	65,428,400
Total equity	(19,991,687)	(18,489,385)	(19,201,004)	(13,193,265)	(3,307,570)
Other financial data:
Dividends per share	—	—	—	—	—

(1)	Basic and diluted loss per share is calculated as net loss for the period divided by adjusted weighted average number of ordinary shares outstanding for the same period. The number of ordinary shares outstanding is adjusted to include ordinary shares subsequently issued for no consideration. A significant number of ordinary shares could be issued upon conversion of the convertible notes or exercise of the options issued to Noteholders. These ordinary shares are not included in EPS because the Company has incurred net losses and recognising them in the adjusted weighted average number of ordinary shares outstanding would be anti-dilutive.

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

In June 2010 we entered into an agreement with Dutchess Opportunity Fund II LP (“Dutchess”) for an equity line of credit facility for the sum of A$25.0 million (the “Dutchess Equity Line Facility”). The Dutchess Equity Line Facility allows Metal Storm to drawdown sums of money in cycles of up to five trading days and issue ordinary shares to Dutchess as consideration. The amount of each drawdown is variable up to A$200,000 and initiated at the discretion of Metal Storm. The level of funding provided for by the Dutchess Equity Line Facility is variable, which creates uncertainty over the cash inflows we may receive over the next 12 months. The level of funding available under the Dutchess Equity Line Facility includes the possibility of certain adjustment events. Adjustment events may reduce the level of funding received in a particular tranche by 20% for every day an adjustment event occurs. Additionally, the level of funds likely to be provided under the Dutchess Equity Line Facility may be less than our historical cash requirements and management’s forecasts for business operations. To date, the Dutchess Equity Line Facility has been supplemented by equity placements, however, the availability of such placements in the future is uncertain.

The number of shares that may be issued under the Dutchess Equity Line Facility and other equity placements is likely to exceed the limit imposed by Australian Securities Exchange (“ASX”) listing rule 7.1. Therefore we will require shareholder approval to issue shares in excess of the limits prescribed by the listing rules of the ASX (“ASX Listing Rules”). The ASX Listing Rules also require that shares issued pursuant to shareholder approval must be issued within three months of that approval. Metal Storm is likely to make equity placements and use the Dutchess Equity Line Facility consistently throughout its term and as such will be required to continually seek shareholder approval for the issue of shares that exceed the limit prescribed by ASX Listing Rule 7.1. If we are unable to obtain shareholder approval, we may not be able to issue shares and therefore receive funds under the Dutchess Equity Line Facility. Additionally, even upon obtaining shareholder approval, the funds to be received under the Dutchess Equity Line Facility are expected to be less than our historical operating cash requirements. As a result, additional sources of capital may be required in order to continue operations.

In September 2006, we raised A$27.5 million under a rights offer of convertible notes (“Rights Offer”) in Australia and New Zealand. At meetings of our shareholders and Noteholders, both held on August 29, 2011, it was agreed to extend the maturity date of the convertible notes from September 1, 2011 to March 1, 2012. At another meeting of our shareholders and Noteholders, both held on January 12, 2012, the maturity date of the convertible notes was extended to March 1, 2015 (the “Maturity Date”).

At the Maturity Date, Metal Storm must redeem the convertible notes unless a noteholder has elected to convert them into ordinary shares or they have been redeemed prematurely by agreement. Unless the convertible notes that are currently outstanding are converted, we will be required to repay approximately A$18.9 million to redeem the convertible notes on the Maturity Date. The magnitude of a capital raising required to repay the convertible notes is significantly greater than we have been able to source in recent years. In the absence of improved business performance, conversion or restructuring of the convertible notes, or a significant capital raising, we will not be in a position to satisfy the liability to the Noteholders. We cannot assure you that we will be successful in generating revenue or obtaining financing to redeem the convertible notes when they become due on the Maturity Date.

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

Our financial statements have been prepared on the basis of a going concern. If we are unable to raise additional capital when required, the basis of going concern may not be appropriate. Therefore, Metal Storm would realize the value of its assets and extinguish its liabilities at amounts other than amounts in the financial statements. No adjustments have been made to the financial statements relating to the recoverability and classification of the assets carrying amounts or classification of liabilities that might be necessary should Metal Storm no longer be a going concern.

We may be required to redeem convertible notes before the Maturity Date, which redemption could cause us to become insolvent.

In connection with the Rights Offer, Metal Storm entered into a Trust Deed in 2006, which was amended and restated on July 30, 2009 (the “Trust Deed”). On the occurrence of a default event under the Trust Deed prior to the Maturity Date, Metal Storm must, if required by the trustee, redeem all convertible notes outstanding by payment of the face value of the convertible note together with all accrued but unpaid interest. In the event of early redemption of the convertible notes, Metal Storm would have to raise funds to meet such obligations. It is likely that we will not be able to do so in a timely manner, or at all, in which case Metal Storm could become insolvent.

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

We expect that a major capital raising will enable us to get one or more of our products to a production-ready stage and commence the marketing process. For us to get to that stage, we expect to need A$10 million – A$15 million in proceeds from a single capital raising, exclusive of transaction costs. The actual amount of funding required is difficult to forecast due to the nature of our research and development activities. In addition, up to a further A$18.9 million will be required to repay the face value of the convertible notes currently on issue if they are unable to be restructured or refinanced through other methods.

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

We have incurred operating losses in each year since our inception. We had net losses of A$6.0 million, A$8.9 million and A$11.3 million for the years ended December 31, 2011, 2010 and 2009 respectively. We expect to incur additional operating losses over the next few years. Our profitability is dependent on our ability, alone or with others, to complete the successful product engineering of our technology, obtain any required regulatory clearances, and commercialize our products. We cannot be certain if or when we will achieve profitability or positive cash flow.

Raising additional capital by issuing securities may cause dilution to existing shareholders.

Metal Storm will require additional capital in the near term to fund product development programs. In addition, we may seek to exploit business opportunities that will require us to raise additional capital from equity or debt sources. If we raise additional funds by issuing equity or convertible debt securities, we will reduce the percentage ownership of our then-existing shareholders, and these securities may have rights, preferences or privileges senior to those of our existing shareholders. The issuance of any additional ordinary shares, any additional American Depositary Shares, also referred to ADSs, or any securities that are exercisable for or convertible into our ordinary shares, may have an adverse effect on the market price of our ordinary shares and ADSs and will have a dilutive effect on our shareholders. In addition, to the extent that options, convertible notes or convertible securities that are currently outstanding are exercised or converted (as the case may be), this may also have an adverse effect on the market price of our ordinary shares and ADSs and will also have a dilutive effect on our shareholders.

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

There are some design and performance limitations relating to our technology.

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

There may be reductions or changes in military and other government expenditures.

We anticipate that our primary customers will be the U.S. and Australian governments, the agencies of the U.S. and Australian governments’ Departments of Defense, the U.S. Department of Justice, U.S. and Australian law enforcement agencies and the global defense industry. Our markets may be limited by U.S. and Australian government requirements pertaining to foreign markets. We also cannot predict future levels of defense and law enforcement spending with certainty and declines in military or law enforcement expenditures could materially adversely affect our results of operations and financial condition. The impact of possible declines in the level of defense procurement or law enforcement expenditure on our results of operations and financial condition will depend upon the timing and size of the changes and our ability to mitigate their impact with new business, business consolidations or cost reductions. The loss or significant curtailment of a material program in which we participate could have a material adverse affect on our future results of operations and financial condition.

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

Products to be manufactured using our technology may also be subject to government regulation, including regulations governing use, specification, manufacture, handling, disposal, packaging, labeling, transport and import/export in Australia, the United States and in each of the countries into which such products are intended to be exported. See Item 4B “Information on Metal Storm – Business Overview – Regulation” for a discussion of government regulations that we are subject to in Australia and the United States.

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

We expect that a significant portion of our revenue will be associated with contracts and programs for the U.S. government in which there are significant inherent risks, including risks particular to the defense industry. The primary risks relate to:

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

The ordinary shares of Metal Storm are quoted on the ASX and our American Depositary Shares, also referred to as ADSs, are registered and trade on the over-the-counter (OTC) market in the United States. As a result, our share price will be subject to the numerous influences that may affect both the broad trend in the local and international share market and the share prices of individual companies and sectors. Investors should recognize that the price of ordinary shares and options in Metal Storm may fall as well as rise. Our share price has been and is likely to continue to be volatile, particularly due to our relatively limited trading volume. Our share price could fluctuate significantly due to a number of factors, including:

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

Many of these factors are beyond our control. The minimum trading price on the ASX is A$0.001. Metal Storm has frequently traded at A$0.001 on the ASX during February and March 2011.

A substantial source of funding is the Dutchess Equity Line Facility. The Dutchess Equity Line Facility allows us to initiate drawdowns at a frequency of up to one drawdown per five trading days and issue ordinary shares to Dutchess in consideration. Any sale by Dutchess of the ordinary shares we have issued to it pursuant to the Dutchess Equity Line Facility could cause volatility in our share price. In addition, a significant number of shares could be issued upon conversion of the convertible notes, conversion of the convertible securities that we issued in 2011, and the exercise of options issued to Noteholders in September 2006. See Item 7A – “Major Shareholders and Related Party Transactions – Major Shareholders”.

We are not currently paying dividends and we may not pay dividends in the future.

Until we are in a net asset position, our directors will not be able to recommend that any dividends be paid to our shareholders. Our future profitability and cash flow will depend on future earnings, as well as our working capital requirements. Our directors’ current intention is to reinvest our income in the continued development and operation of our business. We may continue to generate operating losses on research projects until such time as our technology, or products resulting from research into our technology, are successfully commercialized. There are a number of factors beyond our control and our directors’ control, for example changes in technology, market competition, exchange rate fluctuations and governmental policy, which may also impact on our profitability and ability to pay dividends.

We have been, and may be again, classified as a passive foreign investment company for U.S. federal income tax purposes.

While we do not believe Metal Storm was a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in 2011, we believe Metal Storm was a PFIC in 2000, 2002, 2003, 2004, 2005, 2006 and 2008. Based on the composition of our assets and income and our current expectations, Metal Storm could be a PFIC again in 2012 or any future taxable year. The determination of our PFIC status is dependent upon the composition of our income and assets and, in addition, we must make a separate determination at the close of each taxable year as to whether we are a PFIC. A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined based on the market price of our ADSs, which is likely to fluctuate.

For any U.S. holder that owns our ADSs or ordinary shares during any taxable year in which we qualify as a PFIC, our status as a PFIC could, among other things, have a material effect on the timing and character of income and gain, for U.S. federal income tax purposes, with respect to the holder’s ADSs or ordinary shares. It could also have a material adverse effect on the amount of U.S. federal income tax owed by the U.S. holder as a result of owning, receiving dividends on or disposing of ADSs or ordinary shares. See Item 10E “Additional Information – Taxation – U.S. Federal Income Tax Considerations – Passive Foreign Investment Company Status” for a more detailed description of the U.S. tax consequences of owning stock in a PFIC.

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

On 31 July 2009, prior to maturity on 1 September 2009, shareholders and noteholders of the Company approved a modification to the terms of the notes and to the trust deed. The modification provided a further two year extension to the maturity date to 1 September 2011 of the convertible notes and created a new class of note. The new note carried identical terms to the 10% coupon note except it bore no interest and instead offered a fixed and floating charge over the Company.

Noteholders were provided the opportunity to exchange their 10% coupon notes for the same number of new secured notes plus 5 options for every 7 notes they exchanged. Refer note 20 for the option terms. 77% of noteholders elected to make the exchange. Refer note 16 for further information.

In December 2009, we entered into an agreement with GEM Global Yield Fund Ltd (“GEM”) for an equity line of credit facility for the sum of A$20.2 million (the “GEM Equity Line Facility”). The GEM Equity Line Facility yielded significantly lower funding than anticipated due to a variety of issues, including a condition requiring us to enter into a share lending agreement with a third party share lender in respect of each proposed drawdown. In June 2010 we agreed with GEM to terminate the GEM Equity Line Facility and it was formally terminated in September 2010. To replace the GEM Equity Line Facility Agreement, we entered into the Dutchess Equity Line Facility Agreement in June 2010 for up to A$25.0 million, which is available over three years. See further information in section 10 C – Equity Line Facility Agreements.

During 2010 we raised a further A$6.8 million through equity financing, including A$2.4 million from a rights issue in September 2010, A$2.3 million from private placements and A$2.1 million from equity line of credit facilities. A further $787,500 in stock was issued to repay outstanding loans having a carrying value of $787,500.

During 2011 we raised a further $4.3 million through equity financing, including A$1.5 million from a rights issue in November 2011, A$1.4 million from private placements and A$1.4 million from our Dutchess Equity Line Facility.

We entered into a Subscription Agreement in April 2011 with one of our largest shareholders, Andrew Doyle, pursuant to which we have the discretion to require Mr. Doyle to subscribe for up to A$400,000 worth of ordinary shares at an issue price of A$0.01 per share. Consistent with the terms of our 2010 rights issue, Mr. Doyle was issued three unquoted options for no additional consideration for every share allotted under the Subscription Agreement. Mr. Doyle subscribed for A$932,000 worth of shares during 2011, including the $400,000 worth of ordinary shares pursuant to the Subscription Agreement entered into in April 2011.

In June 2011, we received A$200,000 from a private placement of shares to an investor. In October 2011 we received A$700,000 in short term debt funding. In December 2011, we repaid A$230,000 of this funding and applied the balance as consideration for the issue by Metal Storm of a new convertible security with a face value of A$700,000 . In December 2011 we received A$200,000 for the issue of new convertible securities.

In April 2012, we entered into two Subscription Agreements with Luxinvest Capital Advisors S.A., of Luxembourg (“Luxinvest”), pursuant to which Luxinvest agreed to invest in Metal Storm (i) A$350,000 in exchange for ordinary shares at an issue price of A$0.0008 per share, and (ii) A$4.3 million in exchange for ordinary shares at an issue price of A$0.0008 per share, to be issued in two tranches. Both Subscription Agreement are subject to shareholder approval.

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

Business Development

Our business development strategy is focused primarily on winning commercial contracts for systems that employ Metal Storm technology, greater emphasis is now being placed on creating and winning opportunities to sell quantities of 3GL, FireStorm™ and MAUL™ for trial and/or deployment.

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

During 2011, we continued to increase our exposure through conferences, trade shows and demonstrations, including a live firing demonstration for officers of the U.S. military in November 2011 and a demonstration event for shareholders, also in November 2011.

In August 2011, Metal Storm was chosen as a technology partner by seven major US defence contractors to bid for contracts totalling US$997.0 million to provide force protection systems for integrated base defence for the US Army. With Metal Storm as a partner, these companies were successful in winning nine of the 21 awards granted. No contracts have been allocated budget at this stage and prime contractors must now bid on task orders to receive funding.

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

Metal Storm’s technology is ideally suited to the new generation of ‘network centric’ weapons that are designed to fully integrate with today’s digitally controlled battlefield. Importantly, Metal Storm – enabled systems are capable of local or remote operation through computerized fire control systems and integrate well with the control systems of Unmanned Vehicles.

Metal Storm’s technology achieves its performance by enabling numerous projectiles to be stacked in a barrel. Each projectile has its own propellant load, and its patented design allows the leading projectile to be reliably fired without causing unplanned blow-by ignition of the subsequent projectiles, and without collapse of the projectile column in the barrel.

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

Joint Collaboration Agreement with Singapore Technologies Kinetics

In February 2008, Metal Storm entered into a Joint Collaboration Agreement with STK to take our 3GL and 40mm ammunition to the manufacturing stage. Under the terms of the agreement, Metal Storm and STK have agreed to “collaborate in the design, development, testing, qualification, manufacture of prototypes and demonstration weapons and munitions as well as the commercial production and marketing of munitions and selected Metal Storm ballistic weapons that only use those munitions.” STK is contributing funds toward completing the demonstration and trial 3GL weapons and munitions. The agreement is expected to result in munitions that are compatible with all of Metal Storms’ 40mm weapons and would allow Metal Storm to expand its operationally-ready munitions to additional types. The incurrence of costs under this agreement is discretionary. The amount incurred in 2011 was nil (2010: nil ; 2009: A$189,345). The agreement terminates in December 2020.

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

Joint Collaboration Memorandum of Understanding with TASER and BREON

In July 2011 we entered into a Memorandum of Understanding with TASER International Inc. and BREON Defense Systems Pty Limited to develop and market TASER® less-lethal ammunition for the MAUL™ weapon. Under the Memorandum of Understanding the parties are collaborating to develop, produce and market our MAUL™ ammunition that launches TASER® Extended Range Electronic Projectile. BREON Defense Systems Pty Limited is the exclusive Asia Pacific Distributor for TASER products and has signed an exclusive distributorship agreement with us for MAUL™ for the law enforcement market in Australia and New Zealand.

Internal Product Development

We are actively developing and/or are in the process of certifying the following products:

•	3GL – semi-automatic three shot 40mm modular underbarrel grenade launcher;

•	FireStorm™ – four barrel 16 shot 40mm remotely operated weapon system;

•	FireStorm™ FURY – a configurable 40mm remotely operated weapon system, a typical configuration being 30 barrels, 90 shots before reload;

•	MAUL™ – semi automatic 18mm (12 gauge) multi-shot accessory under-barrel launcher; and

•	A range of 40mm and 18mm lethal and less-lethal ammunition.

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

FireStorm™ FURY

FireStorm™ FURY was introduced in April 2011. It broadens the FireStorm™ configuration developed for the US Marines’ Mission Payload Module – Non Lethal Weapon System (“MPMNLWS”) Technology Development Phase contract, to a configurable multi-barrel weapon system that can fire both non-lethal and lethal ammunition.

FireStorm™ FURY weapons are defined as remotely operated mounted weapon systems that consist of between four and 30 barrels built into pods – each pod being incorporated into a one or two axes motorised mount that can be remotely operated. Each barrel can be loaded with up to six rounds, and can deliver burst fire-rates of up to 10,000 rounds per minute with 40mm grenades.

Using modular Metal Storm weapons technology, Metal Storm will be able to configure FireStorm™ FURY weapons to meet specific user requirements in terms of barrel numbers, calibres, total payload and mount control systems.

The intended market for FireStorm™ FURY is the international military and law enforcement market. The focus, as with MPM-NLWS, is the provision of a non-lethal weapon system for crowd control, convoy, checkpoint and perimeter protection. However, the emphasis is being placed on the potential for escalation of force, from a non-lethal first response where appropriate, up to an overwhelmingly lethal response where necessary. FireStorm™ FURY weapons are also being marketed as configurable to deliver only non-lethal payloads if this restriction is deemed necessary for the particular organisation being supplied.

FireStorm™ FURY will have the potential to fulfil the growing need for large scale non-lethal response to civil unrest situations across the world, plus provide non-lethal and escalation of force options for military forces operating in urban combat and peacekeeping roles.

The development of the FireStorm™ FURY has resulted from, and continues to be influenced by, Metal Storm’s involvement in the MPM-NLWS program.

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

In November 2011 three Australian police forces requested an opportunity to trial our MAUL™ 12 gauge weapon system. In November 2011 we also received a purchase order for the evaluation of the MAUL™ from the East Marlborough Township Police Department in the United States.

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

Ammunition

Ammunition for Metal Storm 40mm and 18mm systems are under development.

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

Handgun

After thorough analyses a number of years ago of the state of our handgun technology, the challenges of obtaining certification, likely production and marketing costs, the state of competition and market sensitivities, and the time and funds required to successfully generate a product, it is clear that the handgun in either its basic or smartgun form, should not be our primary focus for internal investment at this time.

External Development Programs

In addition to our internal product development programs, we seek external funding from military and government agencies to develop products in collaboration with other parties.

Papua New Guinea Correctional Service – MAUL™ weapons

In August 2010 we were awarded a US$3.4 million contract by the Papua New Guinea Correctional Service for the delivery of 500 MAUL™ weapons plus 50,000 rounds of non-lethal ammunition, training and ancillary services. The contract is subject to ratification through the normal Papua New Guinea government protocols. The ratification process is underway but, partly due to political instability and two changes of government in Papua New Guinea, has not been concluded. We believe that the contract with the Papua New Guinea Correctional Service is still active and that the 500 MAUL™ weapons plus 50,000 rounds of non-lethal ammunition are still required.

U.S. Marine Corps – Mission Payload Module – Non-lethal Weapon System

In April 2010, Metal Storm was awarded a US$1.5 million contract by the U.S. Marine Corps for its Mission Payload Module – Non-lethal Weapon System, which is a new weapon system designed to provide the Marine Corps with improved counter-personnel capabilities. The weapon would launch a new non-lethal ammunition to incapacitate personnel through light, sound and pressure stimuli. It would provide a longer range, greater area coverage, extended duration, and better scalability of effects than current non-lethal weapon systems. The weapon could be used for controlling crowds, denying/defending areas, controlling access and engaging threats. It could incapacitate its targets and provide increased stand-off distance for the protection of friendly forces.

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

We aggressively pursue patent applications for new inventions. Since our inception, we have filed many patent applications, including, but not limited to, applications relating to:

•	stacked projectile delivery systems and stacked projectile weapon systems, in particular the sealing, reload and ignition thereof;

•	technology related to encoding weapons to permit authorized access only;

•	ammunition and projectiles;

•	electronic firing technology;

•	area denial;

•	fire fighting;

•	seismic testing;

•	multi-barrel systems;

•	fireworks;

•	missile defense and target interception;

•	directional control of missiles;

•	unmanned aerial vehicle weaponization;

•	adapting conventional munitions to Metal Storm configuration; and

•	selectable kinetic energy systems.

As of December 31, 2011, we were maintaining:

•	36 granted U.S. patents and nine pending U.S. patent applications;

•	11 granted Australian patents and three pending Australian patent applications; and

•	32 other patents granted outside the United States and Australia and 24 pending applications outside the United States and Australia, including three European Patent Convention applications.

These patents have expiry dates between 2013 and 2030, but the majority expire between 2014 and 2027.

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

D. Property, Plant and Equipment

We lease 16,092 square feet of office and workshop space in Queensland, Australia. The annual gross rental payments are A$185,328 payable in monthly instalments of A$15,444. The lease expires on November 30, 2015.

We lease 3,453 square feet of office space in Arlington, Virginia. The annual gross rent effective July 2011 is US$136,946, payable in monthly instalments of US$11,412. The lease expires on June 30, 2013.

We also lease 2,000 square feet of warehouse space in Chantilly, Virginia. The lease commenced in March 2009 and the effective annual gross rental is US$24,000, payable in monthly instalments of US$2,000. The lease expires on June 30, 2012.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis in conjunction with Item 3A “Key Information – Selected Financial Data” and our consolidated financial statements, the notes to the consolidated financial statements and other financial information appearing elsewhere in this annual report. The consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. In addition to historical information, the following discussion and other parts of this annual report contain forward-looking statements that reflect our plans, estimates, intentions, expectations and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. See Item 3D “Key Information – Risk Factors” and other forward-looking statements in this annual report for a discussion of some, but not all factors that could cause or contribute to such differences.

A. Operating Results

Overview

We are a defense technology company that is involved in the research, development and commercialization of projectile launching systems that utilize electronically fired, “stacked projectile” technology. In 2011, we worked on three contracts with the U.S. military and Public Works and Government Services. One of the U.S. military contracts was completed in June 2011.

In order to meet Metal Storm’s objectives to develop, manufacture and market commercial products effectively, we expect to require further funding until such time that product sales are of sufficient volume to generate positive cash flows from operations. This has taken longer and has cost more than originally anticipated. Based on the expected levels of operating expenditures, in order to continue its operations, Metal Storm will require additional capital. While Metal Storm has previously been successful in raising additional capital, there can be no assurance that we will be able to raise sufficient capital to continue our operations. If we are unsuccessful in our efforts to obtain sufficient financing to continue to fund our current operations, we will be required to significantly reduce or cease operations altogether.

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

We have incurred net losses since our inception. We recognized a net loss of A$6.0 million and A$8.9 million in the years ended December 31, 2011 and 2010, respectively. Our accumulated losses from inception in 1994 to December 31, 2011 are approximately A$114.7 million. We expect to incur further losses in the foreseeable future as we continue to invest in the research and development of our patented electronically initiated “stacked projectile” technology prior to entering into the commercialization phase. We expect that losses will fluctuate from period to period and that such fluctuations may be substantial as a result of, among other things, the results of our research and development programs, the number of future prototypes we produce and test and potential design changes required as a result of testing. We are approaching the latter stage of product development and do not expect any significant revenue from product sales until at least 2013. While there has been significant interest in our proof-of-concept demonstrations, we cannot give assurance that we will manufacture or sell our products successfully or ever achieve or sustain profitability.

Where We Derive Our Revenue

In 2011 and 2010, our principal sources of revenue were demonstration product construction contracts, a sales contract, government grants and interest income.

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

Convertible debt and conversion derivatives

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

Convertible notes are hybrid financial instruments, a note payable host contract and conversion feature. For the notes issued in 2006 and 2009, the conversion feature has been separated from its host contract because the conversion derivative is not closely related to the loan host. The conversion feature is accounted for as a derivative liability because the feature could require a variable number of shares to be issued upon conversion of each note.

Upon initial recognition, the proceeds from issuance are first allocated to the fair value of the conversion derivative. The remaining proceeds are allocated to the note payable host contract. Subsequently, the conversion derivative is measured at fair value with changes recognised through profit and loss and presented as fair value movement in derivative in the statement of comprehensive income. The note payable host contract is subsequently measured at amortised cost.

Revenue Recognition

For revenue recognised on a percentage of completion basis, we must estimate the current stage to which each contract is complete. Depending on the type of contract, the stage of completion is measured by reference to labour hours incurred to date as a percentage of estimated total labour hours, or as costs incurred as a percentage of estimated total costs for each contract.

Comparison of Annual Results of Operations

2011 compared with 2010

Revenue. Revenue decreased by A$2.0 million (61%) from A$3.3 million in 2010 to A$1.3 million in 2011. The decrease was due to a decrease in contract revenue earned from the U.S. Government from A$1.5 million in 2010 to A$0.5 million in 2011. In 2011 there was no revenue from sale of good compared to $A0.8 million in 2010. In addition, no settlement proceeds were received in 2011, compared to 2010 where we received settlement proceeds of A$0.4 million from one of our customers in settlement of a dispute in relation to the terms of a contract for the commercialisation of the customer’s vehicle tagging technology.

The A$0.4 million in revenue earned from contracts with the U.S. Government in 2011 relates to a US$1.5 million contract we were awarded in April 2010 by the U.S. Marine Corps for its Mission Payload Module – Non-lethal Weapon System, which is a weapon system designed to provide the Marine Corps with improved counter-personnel capabilities. The contract was completed in May 2011.

Expenses. Total expenses decreased by A$4.9 million (40%) from A$12.3 million in 2010 to A$7.4 million in 2011. Significant movements in expenses were:

•	A decrease in consumables used of A$702,932 (95%) from A$0.7 million in 2010 to A$33,212 in 2011, which directly relates to the decreased contract revenue.

•

We had a A$1.5 million (360%) increase in fair value movement gain on the embedded derivative from A$0.4 million in 2010 to A$1.9 million in 2011, which reflects the movement in the fair value of the conversion option separated from the convertible notes issued in 2006 and accounted for as a conversion derivative liability.

•

Finance costs decreased by A$1.5 million (36%) from A$4.3 million in 2010 to A$2.8 million in 2011. This is due to reduced non-cash finance costs in 2011 being a reduction in the accretion of the convertible notes expense and a reduction in share-based establishment fees.

•

Employee expenses decreased by A$0.8 million (19%) from A$4.2 million in 2010 to A$3.5 million in 2011. This is due to a reduction in staff numbers in 2011, as well as a reduction in bonuses paid to employees in 2011.

Net Loss. As a result of the foregoing, our net loss decreased A$2.9 million (33%) from approximately A$8.9 million in 2010 to A$6.0 million in 2011. No income tax benefit has been recognized.

2010 compared with 2009

Revenue. Revenue tripled from A$1.1 million in 2009 to A$3.3 million in 2010. The increase was due to an increase in revenue earned from contracts with the U.S. Government from A$964,272 in 2009 to A$2.2 million in 2010, settlement proceeds of A$442,953 that were received in March 2010 from one of our customers in settlement of a dispute in relation to the terms of a contract for the commercialisation of the customer’s vehicle tagging technology, and receipt of a research and development rebate of A$628,290. No research and development tax rebate was received in 2009.

The A$2.2 million in revenue earned from contracts with the U.S. Government in 2010 relates to the following contracts:

•

In April 2010, Metal Storm was awarded a US$1.5 million contract by the U.S. Marine Corps for its Mission Payload Module – Non-lethal Weapon System, which is a new weapon system designed to provide the Marine Corps with improved counter-personnel capabilities. The contract was completed in May 2011.

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

Net Loss. As a result of the foregoing, our net loss decreased from approximately A$11.3 million in 2009 to A$8.9 million in 2010. No income tax benefit has been recognized.

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

The effect of foreign currency translation is reported in note 22 to the financial statements as an accumulated translation reserve. At December 31, 2011, the impact of the foreign currency translation was an accumulated reserve of (A$48,129), which is unchanged when compared to our accumulated reserve balance of (A$48,129) at December 31, 2010. The fluctuations are caused by fluctuations in the exchange rate between the Australian dollar and the U.S. dollar. We have not entered into any hedging arrangements to mitigate the effects of currency fluctuations.

B. Liquidity and Capital Resources

Overview

We have incurred substantial losses since the formation of Metal Storm and anticipate incurring substantial additional losses over at least the next few years as we continue our research and development activities and conduct further trials of our technology. Our operations have been financed primarily from capital contributions by investors, an equity line of credit expiring 22 June 2013, and grants from government agencies.

The following table sets forth our consolidated cash flows for the past three years.

	Year ended December 31
	2011 A$	2010 A$	2009 A$
Net cash used in operating activities	(5,343,182)	(6,189,600)	(8,704,228)
Net cash provided by/(used in) investing activities	(48,574)	6,726	197,606
Net cash provided by financing activities	4,705,023	7,280,450	1,048,665
Effect of exchange rate changes on cash	744	1,735	(45,985)

Net movement in cash and cash equivalents	(686,733)	1,099,311	(7,503,942)

Cash used in operating activities in each of the past three years consisted primarily of losses incurred in operations.

Net cash provided by investing activities in 2010 and 2009 consisted predominantly of interest income on deposits. In 2011, the net cash outflow provided by investing activities is as a result of the purchase of property, plant and equipment in 2011, related to our move into new premises.

In 2010 and 2009 financing activities consisted of stock issues and repayment of borrowings. As our cash reserves have declined we have had to rely on an increased number of equity placements to provide funding for our operations. Financing activities in 2011 consisted of stock issues, the issue of convertible securities and the repayment of borrowings.

Refer to Item 3D “Key Information – Risk Factors” for further information on Metal Storm’s capital requirements and substantial doubt over our ability to continue as a going concern.

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

The interest bearing convertible notes bear interest at the rate of 10% per annum on the face value of A$0.135 per convertible note over the term. Interest is payable quarterly in arrears. The maturity date of the convertible notes was September 1, 2011, but as at meetings of our shareholders and Noteholders, both held on August 29, 2011, it was agreed to extend the maturity date of the convertible notes from September 1, 2011 to March 1, 2012. At another meeting of our shareholders and Noteholders, both held on January 12, 2012, the maturity date of the convertible notes was extended to March 1, 2015 (the “Maturity Date”), at which time Metal Storm must repay the face value of A$0.135 per convertible note to the Noteholders, unless Noteholders have elected to convert some or all of their convertible notes into ordinary shares. Noteholders can elect to convert some or all of their convertible notes into ordinary shares at the beginning of each quarter, at the Maturity Date and at certain other times.

The secured convertible notes do not bear interest but hold a fixed and floating charge over the assets of Metal Storm. All other terms and conditions are the same as the interest bearing convertible notes.

At a meeting of our shareholders and Noteholders, both held on January 12, 2012, the following changes to the convertible note terms were approved:

(a)	the maturity date of the convertible notes was extended to March 1, 2015; and

(b)	the conversion price formula was amended so that:

(i)	it is more favorable to Noteholders and has the potential to result in more shares being issued to a Noteholder on conversion (particularly if the price per share exceeds A$0.015); and

(ii)	it is rounded down to four decimal places rather than to the nearest cent (two decimal places), thereby ensuring that noteholders are not disadvantaged if shares trade below A$0.01 during the conversion price calculation period;

(iii)	the VWAP period was reduced from 30 Business Days to 20 Business Days;

(iv)	the maximum conversion price was significantly reduced from A$0.135 to A$0.0105 per share; and

(v)	a Noteholder can rely upon the five lowest daily VWAPs of shares rather than the VWAP of shares over the entire calculation period, which is likely to provide Noteholders with a more favorable conversion price.

The convertible notes were issued under Trust Deed, the details of which are discussed in Item 10-C “Additional Information – Material Contracts” of this Form 20-F. See Item 3D “Key Information – Risk Factors” – “There is substantial doubt regarding Metal Storm’s ability to continue as a going concern” and “– We may be required to redeem convertible notes before the Maturity Date, which redemption could cause us to become insolvent.”

In July 2011 we received confirmation from AusIndustry that we were eligible for the Australian Commonwealth Government’s Research and Development Tax Concession program. The R&D Tax Concession is the principal Australian Commonwealth initiative to increase the amount of research and development undertaken in Australia and provides a tax offset for companies that meet certain criteria. We expected to receive a rebate in 2011 in the amount of A$550,000 – A$650,000. To monetize the expected rebate we signed a short term loan agreement in July 2011 with one of our shareholders, Andrew Doyle, for A$500,000. As consideration for providing the loan, we issued Mr. Doyle 1,400,000 options that have a life of two years and an exercise price of A$0.001. The principal was repaid to Mr. Doyle in September 2011, upon receipt of the tax rebate. As consideration for providing the loan and in lieu of interest upon the principal that was repaid in September 2011, Mr. Doyle was issued an additional 1,300,000 options that have a life of two years and an exercise price of A$0.001.

In October 2011, Australian Special Opportunity Fund LP (“ASOF”), an investment company managed by the New York based investment fund manager, The Lind Partners, LLC, entered into an agreement with Harmony under which ASOF agreed to purchase all of Harmony’s secured convertible notes (subject to the satisfaction or waiver of various conditions) (“ASOF Note Acquisition”). As a result of the ASOF Note Acquisition, ASOF controls approximately 91% of the secured convertible notes on issue (equivalent to approximately 70% of all of the convertible notes on issue). Pursuant to a Deed of Debt Forgiveness between Metal Storm and ASOF, ASOF has also agreed to forgive approximately A$1.5 million of the face value of the secured notes it has purchased from Harmony under the ASOF Note Acquisition subject to a number of conditions (the “Debt Forgiveness”), including that the ASOF Note Acquisition becomes effective and no insolvency event occurs in relation to Metal Storm. The Debt Forgiveness will only become effective once ASOF has converted the balance of the secured notes it holds into shares or on the Maturity Date, whichever occurs first.

On October 17, 2011, Metal Storm entered into a Convertible Security Agreement (“the ASOF Agreement”) with ASOF. Under the ASOF Agreement, ASOF provided the Company with short term debt funding totalling A$700,000. At a meeting of our shareholders held on December 8, 2011, our shareholders agreed to have the A$700,000 received from ASOF, together with a further payment by ASOF of A$200,000 cash (i.e., a total of A$900,000) applied as consideration for the issue of a new convertible security to ASOF (the “ASOF Convertible Security”).

On December 12, 2011, we received correspondence from The Lind Partners LLC, as manager of ASOF, under which ASOF alleged that Metal Storm had breached the ASOF Agreement. On December 28, 2011, Metal Storm and ASOF reached an agreement to resolve the matter, with the key details of the agreement being as follows:

(a)	the further payment of A$200,000 cash by ASOF under the ASOF Agreement is no longer required;

(b)	Metal Storm made early repayment of A$230,000 of the A$700,000 received from ASOF;

(c)	the remainder of the A$700,000 received from ASOF was exchanged for the ASOF Convertible Security, which has a face value of A$700,000, instead of the A$900,000 face value initially expected;

(d)	ASOF waived Metal Storm’s breaches of the ASOF Agreement and the impact of those breaches on any related agreements with ASOF (including the Debt Forgiveness); and

(e)	Metal Storm paid ASOF’s reasonable legal expenses in relation to this matter.

The issue of the ASOF Convertible Security was approved by shareholders on December 8, 2011, and was issued on December 28, 2011. The ASOF Convertible Security is an unquoted convertible security issued to ASOF with a face value of A$700,000, which will mature on April 17, 2013, will not bear interest, is unsecured and will be convertible into ordinary shares of Metal Storm at a variable conversion rate. Each conversion shall be in an amount of not less than A$25,000. As of February 29, 2012, A$525,000 of the ASOF Convertible Security had been converted into ordinary shares.

On December 2, 2011, the Company issued one of its largest shareholders, Andrew Doyle, 10,000,000 convertible securities at an issue price of A$0.010 for a total consideration of A$100,000 (“Doyle Convertible Securities”), with such issue ratified by shareholders on January 12, 2012. The Company also issued Andrew Doyle 10,000,000 additional convertible securities for a total consideration of A$100,000 on the same day. Each Doyle Convertible Security matures on November 30, 2016. As of February 29, 2012, A$50,000 of the Doyle Convertible Securities had been converted into ordinary shares.

Each Doyle Convertible Security:

(a)	has a face value of A$0.010;

(b)	matures on November 30, 2016;

(c)	does not bear interest;

(d)	is a form of equity that, once converted into shares, will rank equally with shareholders upon a winding up; and

(e)	must be converted into shares using a conversion formula at any time but before maturity.

In April 2012, we entered into an Umbrella Deed (the “ASOF Umbrella Deed”) with ASOF and Luxinvest Capital Advisors S.A., of Luxembourg (“Luxinvest”), whereby Metal Storm will redeem A$9.0 million in secured convertible notes from ASOF in exchange for a cash payment of A$1.7 million, a further A$1.4 million of secured convertible notes will be converted to ordinary shares at a fixed conversion price of A$0.0009 per share, and pursuant to the Debt Forgiveness, A$1.5 million of secured convertible notes will be forgiven by ASOF. The parties have varied the arrangements under the ASOF Umbrella Deed such that the A$400,000 deposit payable to ASOF under the Umbrella Deed is due by 17 May 2012. The Company has obtained commitments from Luxinvest and other investors to fund the deposit commitment by the due date. Upon completion of the transactions contemplated by the Umbrella Deed, the A$400,000 deposit provided by Luxinvest and other investors will be used by Luxinvest and other investors to pay Metal Storm the subscription price for an unsecured convertible note with a face value of A$300,000 and A$100,000 will be used to obtain ordinary shares at an issue price of A$0.0008 per share. Subject to completion of the transactions contemplated by the Umbrella Deed, we have agreed to issue Luxinvest with A$200,000 worth of ordinary shares at an issue price of A$0.0008 per share, as payment of Luxinvest’s fee for providing the deposit under the Umbrella Deed. Under the Umbrella Deed, ASOF has the right to appoint a director of Metal Storm and has also agreed to either redeem or convert the remaining face value of its unsecured convertible securities. Completion of the transactions contemplated by the Umbrella Deed is subject to a number of conditions being satisfied prior to July 17, 2012, including (i) shareholder and noteholder approval, (ii) Metal Storm not suffering an event of insolvency before completion of transactions contemplated by the Umbrella Deed and (iii) completion of the A$4.3 million Subscription Deed between Metal Storm and Luxinvest that was entered into in April 2012.

In 2009 we borrowed A$326,714 from Backwell Lombard Capital under a non-interest bearing unsecured short term loan that has no fixed repayment date but is payable upon demand. We repaid A$50,000 and then borrowed a further A$100,000 during the first few months of 2010. The loan was then split into amounts owed to each of the principals of Backwell Lombard Capital. In December 2010 we repaid A$162,500 through the issuance of ordinary shares to one of the principals of Backwell Lombard Capital, which is affiliated with one of our directors. As of December 31, 2011 we owe A$214,848 under this loan. See Item 7B.

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

In June 2010, we entered into an equity line of credit agreement with Dutchess for an amount of up to A$25.0 million to replace the existing facility with GEM. The Dutchess Equity Line Facility allows us to initiate drawdowns at a frequency of up to one drawdown per five trading days of the ASX and issue ordinary shares to Dutchess in consideration. As of December 31, 2011 we have received A$2.3 million from the Dutchess Equity Line Facility and have issued 373,610,640 ordinary shares to Dutchess.

See Item 10C “Additional Information – Material Contracts” for a summary of the agreements.

Placements of ordinary shares

In April 2012, we entered into two Subscription Agreements with Luxinvest, pursuant to which Luxinvest agreed to invest in Metal Storm (i) A$350,000 in exchange for ordinary shares at an issue price of A$0.0008 per share, and (ii) A$4.3 million in exchange for ordinary shares at an issue price of A$0.0008 per share, to be issued in two tranches. Both Subscription Agreement are subject to shareholder approval. Tranche 1 under the A$4.3 million Subscription Agreement involves the issue of 437,500,000 ordinary shares in exchange for A$350,000, while tranche 2, which in addition to shareholder approval is also subject to completion of the transactions contemplated by the Umbrella Deed as described above, involves the issue of 4,875,000,000 ordinary shares in exchange for A$3.9 million.

In November 2011 we raised A$1.5 million from a rights issue in Australia, issuing 509,732,686 ordinary shares.

In June 2011 we received A$200,000 from a private placement of ordinary shares to an investor, issuing 40,000,000 ordinary shares.

In September 2010 we raised A$2.4 million from a rights issue, issuing 240,894,961 ordinary shares. In September 2010 we also entered into Subscription Agreements with two existing shareholders and one former shareholder (at the time) to subscribe for up to A$1.7 million in Metal Storm shares and options. The terms of these Subscription Agreements allowed us, at our sole discretion, to require the investors to subscribe for up to a maximum of A$1.7 million worth of our ordinary shares at an issue price of A$0.01 per share, with Metal Storm to issue three options to an investor for no additional consideration for every share allotted to that investor. We received A$647,000 in 2010 pursuant to these Subscription Agreements, which expired in 2010, issuing 64,727,372 ordinary shares.

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

No capital expenditure commitments

We had no material capital expenditures during the past three years and do not expect to incur any material capital expenditure in 2012. Refer to the table in Item 5-F “Operating and Financial Review and Prospects – Tabular disclosure of contractual obligations” for further details on commitments.

Future Cash Needs

We expect that operating expenses will continue to be the principal use of our cash resources. The Dutchess Equity Line Facility is not expected to cover all expenses for the next 24 months and will need to be supplemented with other sources of funding.

We will need to raise additional sources of funding to repay debt obligations which mature on March 1, 2015, accelerate development and reduce the reliance on our current funding agreement and may seek it through equity or debt financings. The sale of additional equity or convertible debt could result in dilution to our shareholders. Additional debt would result in additional expenses and could result in covenants that would restrict our operations.

We expect that a major capital raising will enable us to get one or more of our products to a production-ready stage and commence the marketing process. For us to get to that stage, we expect to need A$10 million – A$15 million in proceeds from a capital raising, exclusive of transaction costs. The actual amount of funding required is difficult to forecast due to the nature of our research and development activities. In addition, up to a further A$18.9 million will be required to repay the face value of the convertible notes currently on issue if they are unable to be restructured or refinanced through other methods.

Refer to Item 3D “Key Information – Risk Factors” for further information on Metal Storm’s capital requirements and substantial doubt over our ability to continue as a going concern.

C. Research and Development: Patents and Licenses

Our primary activity since incorporation in 1994 has been the research and development of our technology. Expenditure on this activity, exclusive of labor costs, was A$0.5 million, A$0.6 million and A$1.0 million for the years ended December 31, 2011, 2010 and 2009, respectively, exclusive of the government grant for research and development. Our policy is to focus our research on selected internal product development projects as well as external development programs under which we work in collaboration with other parties. See Item 4B “Information on Metal Storm – Business Overview”.

D. Trend Information

Much of our technology requires further investment, research, development, testing and possibly regulatory approval. We cannot be sure of the extent to which the technology, or any products we develop, will be able to penetrate the potential markets and generate revenue. We believe that our future success depends on our ability to further commercialize our technology. See Item 3D “Key Information – Risk Factors”.

E. Off-Balance sheet arrangements

Not applicable.

F. Tabular disclosure of contractual obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2011:

	Payments due by period
	Total A$	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Capital (finance) lease obligations	3,413	3,413	—	—	—
Operating lease obligations	942,843	336,369	467,495	138,979	—
Loans	214,848	214,848	—	—	—
Convertible Notes	18,866,897	18,866,897	—	—	—

Total	20,028,001	19,421,527	467,495	138,979	—

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following people comprise our board of directors and executive officers:

Name	Position
Terence J. O’Dwyer	Chairman
John R. Nicholls	Director
Trevor W. Tappenden	Director
William Henkel	Director
Lee J. Finniear	Chief Executive Officer and Managing Director
Brett I. Farmer	Chief Financial Officer and Company Secretary
Peter D. Faulkner	President – Metal Storm Inc.
George A. Orrison	Director of Sales – Metal Storm Inc.

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

Peter D. Faulkner. Mr. Faulkner is President of our U.S. Operations. He is responsible for the management and administration of our U.S. operations and contracting activities and provides oversight of the U.S. based engineering team. Mr. Faulkner has more than 25 years of experience as a Department of Defense contractor, focused on military weapons support systems. Prior to joining Metal Storm, he served as Vice President for ManTech International Corporation, one of the U.S. government’s leading providers of innovative technologies and solutions for mission-critical national security programs. Preceding his 21 years at ManTech, Mr. Faulkner worked at Aircraft Armaments Incorporated.

George A. Orrison. Mr. Orrison was appointed Director of Sales of Metal Storm Inc. in November 2010. He has substantial experience in defence industry sales and marketing. From 2004 to 2009 Mr. Orrison was Director of Marketing for Qinetiq North America.

B. Compensation

In 2011, the aggregate remuneration we paid and that accrued to our directors and senior management was A$1,384,708.

The remuneration and benefits paid to our directors and executive officers during 2011, on an individual basis, are set out in the table below.

Name and Position	Short Term Employee Benefits			Other	Post Employment Benefits	Share Based Payments	Termination	Total Remuneration	Performance Related
	Salary and Fees	Cash Bonus	Non Monetary Benefit
	$	$	$	$	$	$	$	$	%

T J O’Dwyer Chairman (Non-Executive)	80,000	—	—	—	—	—	—	80,000

J R Nicholls Director (Non-Executive)	50,000	—	—	—	—	—	—	50,000

T W Tappenden Director (Non-Executive)	60,000	—	—	—	—	—	—	60,000

W Henkel Director (Non-Executive)	50,000	—	—	—	—	—	—	50,000

Total Non Executive Directors	240,000	—	—	—	—	—	—	240,000

L J Finniear Managing Director and Chief Executive Officer	293,525	28,000	26,475	—	28,770	—	—	376,770	7.4%

Total Executive Directors	293,525	28,000	26,475	—	28,770	—	—	276,770	7.4%

B I Farmer Chief Financial Officer and Company Secretary	185,000	—	—	—	16,640	—	—	201,640	—

P D Faulkner President – Metal Storm Inc.	214,908	—	9,012	—	7,050	—	—	230,970	—

N J Partridge Chief Engineer	150,000	—	—	—	13,481	—	—	163,481	—

G A Orrison – Director of Sales, Metal Storm Inc	120,822	—	9,547	—	—	—	—	130,369	—

Total Other Key Management	670,730	—	18,559	—	37,171	—	—	726,460	—

Total Remuneration of Key Management Personnel	1,204,255	28,000	45,034	—	65,941	—	—	1,343,230	2.1%

During the year ended December 31, 2011, no options over ordinary shares were granted as equity remuneration benefits to directors and executives. No shares were granted to directors and executives as equity compensation for services performed in 2011.

C. Board Practices

Under our constitution, our board of directors is required to be comprised of at least three directors. As of December 31, 2011, our board was comprised of five directors and is currently comprised of five directors. Our directors are elected to the board of directors for a three-year term and one-third of the directors retire by rotation at each annual general meeting of shareholders. Our Directors do not have fixed terms.

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

Remuneration packages contain the following key elements:

•	salary/fees;

•	benefits – including the provision of retirement and health benefits; and

•	incentive schemes – including performance-related bonuses and share options under the discretionary share option plan.

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

D. Employees

We employed 21 staff as at December 31, 2011. The following table provides a breakdown of our employees by main category of activity and geographic location.

	Queensland Australia	Virginia USA
Administration	4	4
Engineering	8	5

At each of December 31, 2010, and December 31, 2009, we had 27 staff.

E. Share Ownership

As of December 31, 2011, the number of outstanding shares was 2,782,478,264, there are 1,504,451,138 unquoted share options, 20,000,000 convertible securities, 107,399,299 secured convertible notes, 32,355,497 interest bearing convertible notes and 1 convertible security with a face value of $700,000.

As of December 31, 2011, the beneficial interests of the directors and executives in the ordinary shares and options of Metal Storm were:

	Number of Shares Held		Number of Options Exercisable
Terence J. O’Dwyer	2,637,449	(1)	839,546	(2)
John R. Nicholls (3)	—		—
Trevor W. Tappenden	125,000		75,000	(4)
William Henkel	—		—
Lee J. Finniear	1,117,656		1,335,298	(5)
Brett I. Farmer	500,000		544,407	(4)
Peter D. Faulkner	—		200,000	(6)
George A. Orrison	—		—

(1)	1,345,738 shares are owned by Mr. O’Dwyer and Mrs. P.M. O’Dwyer and 1,291,711 shares are owned by Louclaben Pty Ltd in trust for the O’Dwyer Family Account.
(2)	27,042 unquoted options with an exercise price of A$0.001 per share and an expiry date of September 24, 2012 and 403,722 unquoted options with an exercise price of A$0.015 per share and an expiry date of September 13, 2013 are owned by Mr. Terence J. O’Dwyer and Mrs. P.M. O’Dwyer. 21,269 unquoted options with an exercise price of A$0.001 per share and an expiry date of September 24, 2012 and 387,513 unquoted options with an exercise price of A$0.015 per share and an expiry date of September 13, 2013 are owned by Louclaben Pty Ltd in trust for the O’Dwyer Family Account.
(3)	Mr. Nicholls is a director of Metal Storm and a director and investment manager of Harmony Capital Partners Pte Limited (“Harmony”). Harmony Investment Fund Limited (“Harmony Investment”) is an entity that is managed by Harmony and which owns securities in Metal Storm. As of December 31, 2011, Harmony Investment held 24,870,644 ordinary shares and 25,930,470 unquoted options. Pursuant to an agreement dated October 17, 2011, between Harmony and ASOF, ASOF agreed to purchase all of Harmony’s 97,902,659 secured convertible notes (subject to the satisfaction or waiver of various conditions). ASOF completed the acquisition of Harmony’s 97,902,659 secured convertible notes on March 30, 2012. Mr. Nicholls disclaims beneficial ownership of securities owned by Harmony Investment.
(4)	These are unquoted options with an exercise price of A$0.015 per share and an expiry date of September 13, 2013.
(5)	1,000,000 options held by Mr. Finniear have an exercise price of A$0.185 per share and expire in March 2012, and 335,298 options held by Mr. Finniear have an exercise price of A$0.015 per share and an expiry date of September 13, 2013.
(6)	Options held by Mr. Faulkner have an exercise price of A$0.40 per share and expire between December 2010 and September 2012.

We can grant options to purchase our shares to our directors and employees under our constitution and under our discretionary share option scheme and under various employment agreements. See Item 10B “Additional Information – Our Constitution” for a summary of the provisions of our constitution relating to the issuance of options and Note 14 to the accompanying consolidated financial statements and Item 6B “Directors, Senior Management and Employees – Compensation” for a summary of the terms of our various option schemes.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of December 31, 2011, there are no beneficial owners of more than 5% of our ordinary shares based upon filings made by such persons with the ASX. Beneficial ownership is determined according to the rules of the Securities and Exchange Commission and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options that are exercisable within 60 days. Information with respect to beneficial ownership has been furnished to us by each director, executive officer or 5% or more shareholder, as the case may be. Unless otherwise indicated, to our knowledge, each shareholder possesses sole voting and investment power over the shares listed, subject to community property laws where applicable.

All holders of our ordinary shares have the same voting rights.

The applicable percentage ownership of shareholders discussed in the following paragraphs is based on 2,782,478,264 ordinary shares outstanding as of December 31, 2011. Options to purchase our ordinary shares that are exercisable or convertible notes that can be converted into ordinary shares within 60 days of December 31, 2011 are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage.

As of December 31, 2011, Andrew Doyle was the beneficial owner of 109,375,824 ordinary shares, 598,244,541 options convertible to 598,244,541 ordinary shares within 60 days, 1,833,997 convertible notes that can be converted into 24,758,960 ordinary shares within 60 days and 20,000,000 convertible securities that can be converted into 100,000,000 ordinary shares within 60 days. If all of the options and convertible notes were exercised or converted at that date and no other optionholder, Noteholder or securityholder converted their holdings, Mr Doyle would hold approximately 24% of the ordinary shares in Metal Storm Limited. The diluting effect of this transaction would make Mr Doyle the largest shareholder. We note, however, that any conversion of notes that would result in ownership of more than 19.9% of Metal Storm’s ordinary shares would require shareholder approval under ASX Listing Rules. Since November 29, 2011, Mr. Doyle has beneficially owned less than 5% of all of our ordinary shares.

As of December 31, 2011, PNG Ports Corporation Limited held 22,500,000 convertible notes. If all these convertible notes were exercised or converted at that date and no other optionholder or Noteholder converted their holdings, PNG Ports Corporation Limited would hold approximately 10% of the ordinary shares in Metal Storm Limited.

As of December 31, 2011, Harmony Investment was the beneficial owner of 24,870,644 ordinary shares and 25,930,470 unquoted options. Pursuant to an agreement dated October 17, 2011, between Harmony and ASOF, ASOF agreed to purchase all of the Harmony’s 97,902,659 secured convertible notes (subject to the satisfaction or waiver of various conditions). ASOF completed the acquisition of Harmony’s 97,902,659 secured convertible notes on March 30, 2012. In July 2010 Harmony beneficially owned 29,453,097 ordinary shares, 97,902,659 quoted convertible notes and 25,930,470 unquoted options. In July 2009, Harmony beneficially owned 29,453,097 ordinary shares, 97,902,659 quoted convertible notes and 118,726,332 quoted options.

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

As of December 31, 2011, 2.1% of our ordinary shares were held by 60 U.S. holders of record and 93% of our ordinary shares were held by 9,327 Australian holders of record.

As of December 31, 2011, 9,245,543 American Depositary Shares, representing 184,910,860 ordinary shares, were outstanding.

B. Related Party Transactions

During 2009, Backwell Lombard Capital, a company of which Terry O’Dwyer is a principal, loaned the sum of A$326,714 to Metal Storm. The loan is unsecured, has no fixed repayment dates, is at call and does not bear interest. We repaid A$50,000 and then borrowed a further A$100,000 during the first few months of 2010. The loan was then split into amounts owed to each of the principals of Backwell Lombard Capital. In December 2010 we repaid A$162,500 through the issuance of ordinary shares at market rates to one of the principals. As of December 31, 2011 we owe A$214,848 under this loan.

In 2011, Peter Faulkner, President of Metal Storm Inc., loaned the sum of A$33,128 to Metal Storm. This loan was repaid in 2011 and no amount was outstanding as of December 31, 2011. Interest of A$494 was paid on this loan in 2011 to Mr. Faulkner.

C. Interest of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Financial Statements and Other Financial Information

Our financial statements are included in Item 17 “Financial Statements”.

Legal Proceedings

None

Dividends

We have never declared or paid any cash dividends on our ordinary stock and we do not anticipate paying any cash dividends in the foreseeable future. Dividends may only be paid out of our profits. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors or, if our directors do not exercise their power to issue dividends, our shareholders in a general meeting may exercise the powers. See Item 10 “Additional Information – B. Constitution – Right to Share in Our Profits.” Our Directors’ current intention is to reinvest any income in the continued development and operation of our business.

B. Significant Changes

None.

Item 9. The Offer and Listing

A. Listing Details – Price History

Australian Securities Exchange

Our ordinary shares were initially quoted and admitted to trading on the ASX (symbol: “MST”) in 1999. The following table presents, for the periods indicated, the reported low and high market prices for our ordinary shares as quoted on the ASX. All figures are in Australian dollars.

	Price Per Ordinary Share
	High	Low
Year Ended	A$	A$
December 31, 2011
First Quarter	$0.010	$0.006
Second Quarter	$0.008	$0.004
Third Quarter	$0.006	$0.003
Fourth Quarter	$0.004	$0.002
December 31, 2010
First Quarter	$0.030	$0.013
Second Quarter	$0.016	$0.006

Third Quarter	$0.014	$0.007
Fourth Quarter	$0.011	$0.007
December 31, 2009
Annual	$0.076	$0.018
December 31, 2008
Annual	$0.095	$0.029
December 31, 2007
Annual	$0.210	$0.080

	Price Per Ordinary Share
	High	Low
Month Ended	A$	A$
March 2012	$0.002	$0.001
February 2012	$0.002	$0.001
January 2012	$0.003	$0.001
December 2011	$0.003	$0.002
November 2011	$0.004	$0.002
October 2011	$0.004	$0.002

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

	Price Per Ordinary Share
	High	Low
Year Ended	US$	US$
December 31, 2011
First Quarter	$0.21	$0.16
Second Quarter	$0.18	$0.09
Third Quarter	$0.15	$0.09
Fourth Quarter	$0.13	$0.04
December 31, 2010
First Quarter	$0.52	$0.25
Second Quarter	$0.31	$0.12
Third Quarter	$0.48	$0.14
Fourth Quarter	$0.33	$0.17
December 31, 2009
Annual	$0.90	$0.28
December 31, 2008
Annual	$1.57	$0.31
December 31, 2007
Annual	$3.38	$1.15

	Price Per Ordinary Share
	High	Low
Month Ended	US$	US$
March 2012	$0.04	$0.03
February 2012	$0.06	$0.03
January 2012	$0.08	$0.04
December 2011	$0.10	$0.04
November 2011	$0.13	$0.04
October 2011	$0.13	$0.08

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

The maturity date of the convertible notes was September 1, 2011, but at meetings of our shareholders and Noteholders held on August 29, 2011, it was agreed to extend the maturity date of the convertible notes from September 1, 2011 to March 1, 2012. At another meeting of our shareholders and Noteholders held on January 12, 2012, the maturity date of the convertible notes was extended to March 1, 2015 (the “Maturity Date”), at which time Metal Storm must repay the face value of A$0.135 per convertible note to the Noteholders, unless Noteholders have elected to convert some or all of their convertible notes into ordinary shares. Noteholders can elect to convert some or all of their convertible notes into ordinary shares at the beginning of each quarter, at the Maturity Date and at certain other times.

The secured convertible notes do not bear interest but hold a fixed and floating charge over the assets of Metal Storm. All other terms and conditions are the same as the interest bearing convertible notes.

At a meeting of our shareholders and Noteholders, both held on January 12, 2012, the following changes to the convertible note terms were approved:

(a)	the maturity date of the convertible notes was extended to March 1, 2015; and

(b)	the conversion price formula was amended so that:

(i)	it is more favorable to Noteholders and has the potential to result in more shares being issued to a Noteholder on conversion (particularly if the price per share exceeds A$0.015); and

(ii)	it is rounded down to four decimal places rather than to the nearest cent (two decimal places), thereby ensuring that noteholders are not disadvantaged if shares trade below A$0.01 during the conversion price calculation period;

(iii)	the VWAP period was reduced from 30 Business Days to 20 Business Days;

(iv)	the maximum conversion price was significantly reduced from A$0.135 to A$0.0105 per share; and

(v)	a Noteholder can rely upon the five lowest daily VWAPs of shares rather than the VWAP of shares over the entire calculation period, which is likely to provide Noteholders with a more favorable conversion price.

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

Neither of the two types of convertible notes carry any entitlement to participate in rights offers, any returns of capital, bonus issue or capital reconstruction.

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

In connection with the establishment of the Dutchess Equity Line Facility, Metal Storm issued 20,636,715 shares to Dutchess, totalling an issue price of A$200,000 equal to the first half of the commitment fee owing to Dutchess under the facility agreement. We obtained shareholder approval on August 19, 2010 to issue 21,978,022 shares owed to Dutchess with respect to the remaining part of the commitment fee of A$200,000 and for the issue of future shares under the Dutchess Equity Line Facility for a three month period (the “Shareholder Approval”). We also obtained shareholder approval on December 8, 2010, May 20, 2011, July 19, 2011, December 8, 2011, and January 12, 2012, for the issue of further shares to Dutchess pursuant to the Dutchess Equity Line Facility.

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

The Dutchess Equity Line Facility terminates in June 2013.

Doyle Loan Agreement

In July 2011 we received confirmation from AusIndustry that we were eligible for the Australian Commonwealth Government’s Research and Development Tax Concession program. The R&D Tax Concession is the principal Australian Commonwealth initiative to increase the amount of research and development undertaken in Australia and provides a tax offset for companies that meet certain criteria. We expected to receive a rebate in 2011 in the amount of A$550,000 – A$650,000. To monetize the expected rebate we signed a short term loan agreement in July 2011 with one of our shareholders, Andrew Doyle, for A$500,000. As consideration for providing the loan, we issued Mr. Doyle 1,400,000 options that have a life of two years and an exercise price of A$0.001. The principal was repaid to Mr. Doyle in September 2011, upon receipt of the tax rebate. As consideration for providing the loan and in lieu of interest upon the principal that was repaid in September 2011, Mr. Doyle was issued an additional 1,300,000 options that have a life of two years and an exercise price of A$0.001.

Deed of Debt Forgiveness

In October 2011, Australian Special Opportunity Fund LP (“ASOF”), an investment company managed by the New York based investment fund manager, The Lind Partners, LLC, entered into an agreement with Harmony under which ASOF agreed to purchase all of Harmony’s secured convertible notes (subject to the satisfaction or waiver of various conditions) (“ASOF Note Acquisition”). As a result of the ASOF Note Acquisition, ASOF controls approximately 91% of the secured convertible notes on issue (equivalent to approximately 70% of all of the convertible notes on issue). Pursuant to a Deed of Debt Forgiveness between Metal Storm and ASOF, ASOF has also agreed to forgive approximately A$1.5 million of the face value of the secured notes it has purchased from Harmony under the ASOF Note Acquisition subject to a number of conditions (the “Debt Forgiveness”), including that the ASOF Note Acquisition becomes effective and no insolvency event occurs in relation to Metal Storm. The Debt Forgiveness will only become effective once ASOF has converted the balance of the secured notes it holds into shares or on the Maturity Date, whichever occurs first, so long as there has not been an insolvency event.

ASOF Convertible Security Agreement

On October 17, 2011, Metal Storm entered into a Convertible Security Agreement (“the ASOF Agreement”) with ASOF. Under the ASOF Agreement, ASOF provided the Company with short term debt funding totalling A$700,000. At a meeting of our shareholders held on December 8, 2011, our shareholders agreed to have the A$700,000 received from ASOF, together with a further payment by ASOF of A$200,000 cash (i.e. a total of A$900,000), applied as consideration for the issue of a new convertible security to ASOF (the “ASOF Convertible Security”).

On December 12, 2011, we received correspondence from The Lind Partners, LLC, as manager of ASOF, under which ASOF alleged that Metal Storm had breached the ASOF Agreement. On December 28, 2011, Metal Storm and ASOF reached an agreement to resolve the matter, with the key details of the agreement being as follows:

(a)	the further payment of A$200,000 cash by ASOF under the ASOF Agreement is no longer required;

(b)	Metal Storm made early repayment of A$230,000 of the A$700,000 received from ASOF;

(c)	the remainder of the A$700,000 received from ASOF was exchanged for the ASOF Convertible Security, which has a face value of A$700,000, instead of the A$900,000 face value initially expected;

(d)	ASOF waived Metal Storm’s breaches of the ASOF Agreement and the impact of those breaches on any related agreements with ASOF (including the Debt Forgiveness); and

(e)	Metal Storm paid ASOF’s reasonable legal expenses in relation to this matter.

The issue of the ASOF Convertible Security was approved by shareholders on December 8, 2011, and was issued on December 28, 2011. The ASOF Convertible Security is an unquoted convertible security issued to ASOF with a face value of A$700,000, which will mature on April 17, 2013, will not bear interest, is unsecured and will be convertible into ordinary shares of Metal Storm at a variable conversion rate. Each conversion shall be in an amount of not less than A$25,000. As of February 29, 2012, A$525,000 of the ASOF Convertible Security had been converted into ordinary shares.

Doyle Convertible Securities

On December 2, 2011, the Company issued one of its largest shareholders, Andrew Doyle, 10,000,000 convertible securities at an issue price of A$0.010 for a total consideration of A$100,000 (“Doyle Convertible Securities”), with such issue ratified by shareholders on January 12, 2012. The Company also issued Andrew Doyle 10,000,000 additional Doyle Convertible Securities for a total consideration of A$100,000 on the same day. Each Doyle Convertible Security matures on November 30, 2016. As of February 29, 2012, A$50,000 of the Doyle Convertible Securities had been converted into ordinary shares.

Each Doyle Convertible Security:

(a)	has a face value of A$0.010;

(b)	matures on November 30, 2016;

(c)	does not bear interest;

(d)	is a form of equity that, once converted into shares, will rank equally with shareholders upon a winding up; and

(e)	must be converted into shares using a conversion formula at any time but before maturity.

Luxinvest Subscription Agreements

In April 2012, we entered into two Subscription Agreements with Luxinvest Capital Advisors S.A., of Luxembourg (“Luxinvest”), pursuant to which Luxinvest agreed to invest in Metal Storm (i) A$350,000 in exchange for ordinary shares at an issue price of A$0.0008 per share, and (ii) A$4.3 million in exchange for ordinary shares at an issue price of A$0.0008 per share, to be issued in two tranches. Both Subscription Agreement are subject to shareholder approval. Tranche 1 under the A$4.3 million Subscription Agreement involves the issue of 437,500,000 ordinary shares in exchange for A$350,000, while tranche 2, which in addition to shareholder approval is also subject to completion of the transactions contemplated by the Umbrella Deed, involves the issue of 4,875,000,000 ordinary shares in exchange for A$3.9 million.

Umbrella Deed

In April 2012, we entered into an Umbrella Deed (the “ASOF Umbrella Deed”) with ASOF and Luxinvest, whereby Metal Storm will redeem A$9.0 million in secured convertible notes from ASOF in exchange for a cash payment of A$1.7 million, a further A$1.4 million of secured convertible notes will be converted to ordinary shares at A$0.0009 per share, and pursuant to the Debt Forgiveness, A$1.5 million of secured convertible notes will be forgiven by ASOF. The parties have varied the arrangements under the ASOF Umbrella Deed such that the A$400,000 deposit payable to ASOF under the Umbrella Deed is due by 17 May 2012. The Company has obtained commitments from Luxinvest and other investors to fund the deposit commitment by the due date. Upon completion of the transactions contemplated by the Umbrella Deed, the A$400,000 deposit provided by Luxinvest and other investors will be used by Luxinvest and other investors to pay Metal Storm the subscription price for an unsecured convertible note with a face value of A$300,000 and A$100,000 will be used to obtain ordinary shares at an issue price of A$0.0008 per share. Subject to completion of the transactions contemplated by the Umbrella Deed, we have agreed to issue Luxinvest with A$200,000 worth of ordinary shares at an issue price of A$0.0008 per share, as payment of Luxinvest’s fee for providing the deposit under the Umbrella Deed. Under the Umbrella Deed, ASOF has the right to appoint a director of Metal Storm and has also agreed to either redeem or convert the remaining face value of its unsecured convertible notes. Completion of the transactions contemplated by the Umbrella Deed is subject to a number of conditions being satisfied prior to July 17, 2012, including (i) shareholder and noteholder approval, (ii) Metal Storm not suffering an event of insolvency before completion of transactions contemplated by the Umbrella Deed and (iii) completion of the A$4.3 million Subscription Deed between Metal Storm and Luxinvest that was entered into in April 2012.

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

For taxable years beginning before January 1, 2013, certain dividends received by an individual U.S. holder (as well as certain trusts and estates) from a “qualified foreign corporation” are eligible for preferential rates of taxation. We believe that we are a qualified foreign corporation with respect to our ordinary shares because we should be eligible for benefits under the Double Taxation Convention between Australia and the United States. A “qualified foreign corporation” generally does not include any foreign corporation that is a passive foreign investment company for the taxable year in which the dividend is paid or for the preceding taxable year. Even though we likely were not a passive foreign investment company for 2011 (as discussed below), we would not be a qualified foreign corporation for a dividend paid in 2012 if we are a passive foreign investment company for 2012. If we are a qualified foreign corporation with respect to ADSs or ordinary shares, then dividends with respect to such shares generally would be eligible for the preferential tax rates, except to the extent that the individual (1) holds the relevant share of stock for 60 days or less during the 121-day period beginning 60 days before the ex-dividend date (or, in the case of certain preferred stock, 90 days or less during the 181-day period beginning 90 days before the ex-dividend date) as measured under Section 246(c) of the Code, (2) is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property or (3) elects to treat the dividend as investment income for purposes of determining the amount of deductible investment interest under Section 163(d)(4)(B) of the Code. Further, if an individual receives, with respect to any share of stock, an extraordinary dividend (within the meaning of Section 1059(c) of the Code) eligible for the preferential tax rates, any loss on a subsequent sale of the stock is treated as a long-term capital loss to the extent of the extraordinary dividend.

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

You should consult your tax advisor as to the consequences of Australian withholding taxes and the availability of a foreign tax credit or deduction for U.S. federal income tax purposes. See “Australian Tax Considerations – Taxation of Dividends.”

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

You should consult your tax advisor regarding the availability of a foreign tax credit or deduction in respect of any Australian tax imposed on a sale or other disposition of ADSs or ordinary shares. See “Australian Tax Considerations – Tax on Sales or other Dispositions of Shares.”

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

While we do not believe Metal Storm was a PFIC in 2011, we believe Metal Storm was a PFIC for U.S. federal income tax purposes in 2000, 2002, 2003, 2004, 2005, 2006 and 2008. Metal Storm could be a PFIC again in 2012.

As noted above, under “ – Dividends”, dividends received by an individual from a “qualified foreign corporation” are eligible for preferential rates of taxation. A qualified foreign corporation generally does not include any foreign corporation that is a PFIC for the taxable year in which the dividend is paid or for the preceding taxable year.

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

Under legislation signed into law on March 18, 2010, certain U.S. holders may be required to report information with respect to such holder’s interest in “specified foreign financial assets” (as defined in Section 6038D of the Code), including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution”, if the aggregate value of all such assets exceeds US$50,000. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties. U.S. holders are urged to consult their own tax advisors regarding foreign financial asset reporting obligations and their possible application to the holding of our shares.

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

Tax on Sales or other Dispositions of Shares – Capital gains tax

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

Tax on Sales or other Dispositions of Shares – Shareholders Holding Shares on Revenue Account

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

Item 11. Quantitative and Qualitative Disclosure about Market Risk

We invest excess cash in term deposits with financial institutions with investment grade credit ratings. Other than the conversion feature in our convertible debt and convertible securities, we do not utilize derivative financial instruments, derivative commodity instruments, positions or transactions in any material manner. Accordingly, we believe that we are not subject to any material risks arising from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices or other market changes that affect market risk sensitive instruments. Since we do not invest in locations outside Australia, we are not subject to cross-border risks, with the exceptions of risk set out immediately below.

We operate in Australia and the United States and, as a result, are subject to certain foreign currency exposure. Historically, currency translation gains and losses have been reflected as adjustments to shareholders’ equity, while transaction gains and losses have been reflected as components of income and loss. Transaction gains and losses could be material depending upon changes in the exchange rate relationships between the Australian dollar and the U.S. dollar. See Item 5A “Operating and Financial Review and Prospects – Operating Results – Effects of Currency Fluctuations” above for a detailed description of the impact of foreign currency translation on our financial statements.

In addition, convertible notes and convertible securities issued by Metal Storm have embedded derivatives which are required to be fair valued to market at each balance date. As such we are subject to fluctuations in our market price, interest rates and other market changes that affect market risk sensitive instruments.

See footnote 3 to our 2011 financial statements for further information.

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

Subject to certain terms and conditions, the Bank of New York Mellon, has agreed to reimburse us for certain expenses it incurs that are related to establishment and maintenance expenses of the ADR program, including the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and the Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2011. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the design and operation of our disclosure controls and procedures were effective as of that date.

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

With the participation of Metal Storm’s Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of Metal Storm’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our evaluation, management has concluded that internal controls over financial reporting were effective as of December 31, 2011.

(c) Attestation Report of the Registered Public Accounting Firm

Not applicable.

(d) Changes in Internal Control over Financial Reporting

There have been no changes in our internal controls over financial reporting during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

In 2011, we did not (expressly or implicitly) grant a waiver under our code of conduct to our principal executive officer, our principal accounting officer or controller or persons performing similar functions.

Item 16C. Principal Accountant Fees and Services

PricewaterhouseCoopers

	December 31,
	2011 A$	2010 A$	2009 A$
Audit fees	332,850	305,000	341,500
Audit related fees	—	30,400	—
All other fees	—	—	69,000

Total	332,850	335,400	410,500

Fees for audit services include fees associated with the annual audit of the consolidated financial statements, including reviews of our half-year reports. Audit – related fees include review and consultation work and advice performed related to SEC compliance. All other fees principally include the performance of agreed-upon auditing procedures.

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

Item 18. Financial Statements

Not applicable.

Item 19. Exhibits

Exhibit Number	Description of Exhibit

1.1	Constitution of Metal Storm*

4.1	Convertible Notes Trust Deed, dated July 30, 2009****

4.2	GEM Equity Line Facility Agreement, dated December 30, 2009, among GEM Global Yield Fund Ltd, GEM Investment Advisors, Inc. and Metal Storm Limited ****

4.3	Line Agreement, dated June 22, 2010, between Dutchess Opportunity Fund II LP and Metal Storm Limited****

4.4	DSTO Technology License Agreement dated April 20, 2001, as amended (portions omitted pursuant to a request for confidential treatment; non-public information has been filed with the SEC)*

4.5	Employment Agreement of Dr. Lee Finniear**

4.6	Letter of Offer to Peter D. Faulkner**

4.7	Employment Agreement of Brett Farmer***

4.8	Letter of Offer to George A. Orrison*****

4.9	Subscription Agreement, dated April 8, 2011 between Andrew Doyle and Metal Storm Limited*****

4.10	Discretionary Share Option Scheme*

4.11	Loan Agreement, dated July 20, 2011, between Metal Storm Limited and Andrew Winston Doyle

4.12	Convertible Security Agreement , dated October 17, 2011, between Metal Storm Limited and Australian Special Opportunity Fund LP

4.13	Deed of Debt Forgiveness, dated November 3, 2011, between Metal Storm Limited and Australian Special Opportunity Fund LP

4.14	Convertible Security Subscription Agreement, dated December 2, 2011, between Metal Storm Limited and Andrew Doyle

4.15	Second Amendment and Restatement of Convertible Security Agreement , dated December 24, 2011, between Metal Storm Limited and Australian Special Opportunity Fund LP

4.16	Luxinvest Subscription Agreement, dated March 12, 2012, between Metal Storm Limited and Luxinvest Capital Advisors S.A.

4.17	Umbrella Deed – Secured Notes and Convertible Security, dated April 18, 2012, between Metal Storm Limited, Australian Special Opportunity Fund LP, Luxinvest Capital Advisors S.A. and Hopgood Ganim

8.0	List of Subsidiaries of Metal Storm Limited

12.1	Certification by the Chief Executive Officer of Metal Storm Limited in accordance with Section 302 of the Sarbanes-Oxley Act

12.2	Certification by the Chief Financial Officer of Metal Storm Limited in accordance with Section 302 of the Sarbanes-Oxley Act

13.1	Certification by the Chief Executive Officer in accordance with Section 906 of the Sarbanes-Oxley Act

13.2	Certification by the Chief Financial Officer in accordance with Section 906 of the Sarbanes-Oxley Act

*	Incorporated by reference from our Registration Statement on Form 20-F filed on December 12, 2001, File No. 000-31212.
**	Incorporated by reference from our annual report on Form 20-F filed on May 18, 2007.
***	Incorporated by reference from our annual report on Form 20-F filed on July 15, 2009.
****	Incorporated by reference from our annual report on Form 20-F filed on July 15, 2010.
*****	Incorporated by reference from our annual report on Form 20-F filed on July 20, 2011.

Report of Independent Registered Public Accounting firm

To the Board of Directors and Shareholders

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Metal Storm Limited and its subsidiaries at 31 December 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Brisbane, Australia

May 15, 2012

PricewaterhouseCoopers, ABN 52 780 433 757

Riverside Centre, 123 Eagle Street, GPO BOX 150, BRISBANE QLD 4001

DX 77 Brisbane, Australia

T +61 7 3257 5000, F +61 7 3257 5999, www.pwc.com.au

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2011

	Note	2011 $	2010 $	2009 $

Revenue	6	1,318,082	3,345,016	1,112,481

Gain on extinguishment of debt		—	—	2,467,609
Fair value movement in derivative	15	1,867,873	407,041	(224,611)
Consumables used		(33,212)	(736,144)	(154,960)
Finance costs	7	(2,761,748)	(4,304,903)	(5,749,555)
Employee expenses	7	(3,450,533)	(4,237,269)	(4,491,565)
Professional fees		(874,922)	(991,581)	(1,187,842)
Research and development		(476,014)	(603,413)	(976,994)
Facilities and equipment		(614,833)	(465,073)	(755,798)
Administrative expenses		(302,581)	(480,752)	(515,215)
Public relations and compliance		(472,074)	(563,762)	(403,830)
Travel expenses		(82,630)	(127,602)	(246,809)
Communication and technology		(106,674)	(159,139)	(234,022)
Impairment of available-for-sale financial assets		—	—	75,000
Net foreign exchange differences		(43,952)	(20,672)	(21,553)

Loss before Income tax		(6,033,218)	(8,938,253)	(11,307,664)

Income tax expense	8	—	—	—

Loss for the year		(6,033,218)	(8,938,253)	(11,307,664)

Other comprehensive income
- Currency translation difference		—	17,149	41,523

- Other comprehensive income for the year		—	17,149	41,523

Total comprehensive income for the year		(6,033,218)	(8,921,104)	(11,266,141)
Earnings per share (cents per share)
- Basic and diluted loss for the year attributable to ordinary owners of the parent	30	(0.3)	(0.6)	(1.2)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Consolidated Statement of Financial Position

As at 31 December 2011

	Note	2011 $	2010 $
Assets
Current assets
Cash and cash equivalents	9	480,672	1,166,661
Trade and other receivables	10	236,998	555,866

Total current assets		717,670	1,722,527

Non-current assets
Other assets	11	78,452	78,210
Property, plant and equipment	12	284,295	346,219
Intangible assets and goodwill	13	—	—

Total non-current assets		362,747	424,429

Total assets		1,080,417	2,146,956

Liabilities
Current liabilities
Trade and other payables	14	1,072,109	1,187,070
Conversion derivative	15	18,867	1,888,067
Non-interest bearing loans and borrowings	16	14,701,159	13,339,952
Interest-bearing loans and borrowings	17	4,364,860	4,198,777
Provisions	18	—	22,475

Total current liabilities		20,156,995	20,636,341

Non-current liabilities
Convertible securities	19	900,000	—
Other		15,109	—

Total non-current liabilities		915,109	—

Total liabilities		21,072,104	20,636,341

Net assets (liabilities)		(19,991,687)	(18,489,385)

Equity
Contributed equity	20	81,926,463	77,683,753
Reserves	21	12,799,382	12,511,176
Accumulated losses	22	(114,717,532)	(108,684,314)

Total equity (deficiency)		(19,991,687)	(18,489,385)

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

Consolidated Statement of Cash Flow

For the year ended 31 December 2011

	Note	2011 $	2010 $	2009 $
Cash Flows From Operating Activities
Receipts from customers (inclusive of GST)		766,087	2,550,535	1,576,199
Payments to suppliers and employees (inclusive of GST)		(6,440,186)	(8,888,703)	(8,693,671)
Interest and other costs of finance paid		(434,755)	(479,722)	(1,586,756)
Research and development tax rebate	6	765,672	628,290	—

Net cash outflow from operating activities	29	(5,343,182)	(6,189,600)	(8,704,228)

Cash Flows From Investing Activities
Purchase of property, plant and equipment		(87,637)	(16,732)	(77,426)
Proceeds from the disposal of property plant and equipment		30,040	—	—
Interest received		9,023	23,458	190,032
Proceeds from sale of available-for-sale financial assets		—	—	85,000

Net cash inflow/(outflow) from investing activities		(48,574)	6,726	197,606

Cash Flows From Financing Activities
Proceeds from issues of shares		4,111,435	7,071,247	3,326,194
Share issue costs		(76,412)	(203,683)	(160,701)
Proceeds from issue of convertible securities		200,000	—	—
Proceeds from borrowings		1,233,128	884,024	426,714
Repayment of borrowings		(763,128)	(471,138)	(2,543,542)

Net cash inflow from financing activities		4,705,023	7,280,450	1,048,665

Net movement in cash and cash equivalents		(686,733)	1,097,576	(7,457,957)
Net foreign exchange differences		744	1,735	(45,985)
Cash and cash equivalents at beginning of period		1,166,661	67,350	7,571,292

Cash and cash equivalents at year end	9	480,672	1,166,661	67,350

The above Consolidated Statement of Cash Flow should be read in conjunction with the accompanying notes.

Consolidated Statement of Changes in Equity

For the year ended 31 December 2011

	Issued capital $	Reserves $	Accumulated losses $	Total equity $
At 1 January 2009	66,209,718	9,035,414	(88,438,397)	(13,193,265)

Loss for the year	—	—	(11,307,664)	(11,307,664)
Other comprehensive income	—	41,523	—	41,523

Total comprehensive income for the year	—	41,523	(11,307,664)	(11,266,141)
Transactions with the owners in their capacity as owners
Net increase in option and share reserves	—	1,393,087	—	1,393,087
Exercise of options	1,294	—	—	1,294
Conversion of notes	662,772	—	—	662,772
Issue of share capital	3,361,950	—	—	3,361,950
Share issue cost	(160,701)	—	—	(160,701)

At 1 January 2010	70,075,033	10,470,024	(99,746,061)	(19,201,004)

Loss for the year	—	—	(8,938,253)	(8,938,253)
Other comprehensive income	—	17,149	—	17,149

Total comprehensive income for the year	—	17,149	(8,938,253)	(8,921,104)
Transactions with the owners in their capacity as owners
Net increase in option and share reserves	—	2,024,003	—	2,024,003
Exercise of options	55,541	—	—	55,541
Conversion of notes	342,790	—	—	342,790
Issue of share capital	7,260,692	—	—	7,260,692
Share issue costs	(50,303)	—	—	(50,303)

At 1 January 2011	77,683,753	12,511,176	(108,684,314)	(18,489,385)

Loss for the year	—	—	(6,033,218)	(6,033,218)
Other comprehensive income	—	—	—	—
Total comprehensive income for the year	—	—	(6,033,218)	(6,033,218)
Transactions with the owners in their capacity as owners
Net increase in option and share reserves	—	288,206	—	288,206
Exercise of options	7	—	—	7
Conversion of notes	14,054	—	—	14,054
Issue of share capital	4,305,061	—	—	4,305,061
Share issue cost	(76,412)	—	—	(76,412)

At 31 December 2011	81,926,463	12,799,382	(114,717,532)	(19,991,687)

The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

Notes to the financial statements

For the year ended 31 December 2011

1.	Going concern

The financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business.

Key financial data for the Group for the financial year ended 31 December 2011, 2010 and 2009 is disclosed below:

	2011 $	2010 $	2009 $
Cash at Bank	480,672	1,166,661	67,350
Loss for the Year	(6,033,218)	(8,938,253)	(11,307,664)
Net cash outflow from operating activities	(5,343,182)	(6,189,600)	(8,704,228)
Net liabilities	(19,991,687)	(18,489,385)	(19,201,004)

Metal Storm relies on continually raising additional capital to fund its operations. Over the past 12 months more than $4 million was received in exchange for shares and options. These funds were received through a Rights Issue to existing shareholders, various subscription agreements and an equity line of credit facility.

The equity line of credit facility (Line Agreement) is with Dutchess Opportunity Fund. The level of funding provided for by the Line Agreement is variable which creates uncertainty over the cash inflows the Group may receive over the next 12 months. Funding is received under the Line Agreement in tranches as frequent as up to every 5 business days and each tranche can be up to $200,000. The level of funding available under the Line Agreement includes the possibility of certain adjustment events. Adjustment events may reduce the level of funding received in a particular tranche by 1/5th for every day an adjustment event occurs. Additionally, the level of funds likely to be provided under the Line Agreement may be less than the Groups historical cash requirements and management’s forecasts for business operations. To date, the Line Agreement has been supplemented by equity placements, however, the availability of such placements in the future is uncertain.

For some time the Company has been seeking a substantial cornerstone investor. At present the Company is in negotiations with a number of parties with the objective of securing sufficient funds to enable the Group to continue operations and commercialise its technology. There is no guarantee that these negotiations will be completed, provide sufficient funding or funding on terms acceptable to the Group.

The Group also has agreements that impose a number of restrictions on the operations of the Company. A breach of any of these restrictions could trigger a significant cash payment that the Group may not be able to meet.

Therefore, there is substantial doubt with regards to the Group’s ability to continue as a going concern and, therefore whether the Group will realise its assets and settle its liabilities at amounts different from those stated in the financial statements.

In order to reduce or eliminate this doubt and continue operating, the Group will continue to seek new or additional sources of funding. The Company has successfully conducted a number of small equity placements during 2011 and is actively working to secure a more substantial capital investment. The Company entered into an equity subscription agreement with Luxinvest Capital Advisors S.A. for $350,000 on April 2, 2012. In addition the Company signed an equity subscription agreement with Luxinvest for a further $4.3 million on April 18, 2012. On the same date the Company entered into an Unmbrella Deed whereby the Company will pay $1.7 million to the majority notholder to redeem $9 million of secured convertible notes and require the majority noteholder to convert a further $1.4 million of secured convertible notes to shares. Under the terms of a debt forgiveness deed entered into in October 2011, a further $1.5 million of secured conververtible notes will be forgiven upon completion of the umbrella deed. The umbrella deed and Luxinvest subscription agreement for $4.3 million are interdependent upon each other completing and are both subject to shareholder and noteholder approval. The conditions and the status of the conditions are set out in Note 28. Whilst the deposit has yet to be made, the Directors believe that the Agreements will be completed as anticipated.

The Directors have a responsibility to prepare the financial statements in accordance with accounting standards. IAS 1 requires entities to prepare financial statements on a going concern basis unless they intend to liquidate, cease trading or have no alternative but to do so.

The Directors believe that the Group has reasonable prospects of securing sufficient funding to fund its operations for the foreseeable future and as a consequence they have no intention to liquidate or cease trading. The Directors believe they have reasonable grounds to expect that they can raise additional capital in the timeframes required in order to meet their debts as and when they fall due.

No adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Group not continue as a going concern.

2.	Summary of significant accounting policies

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the consolidated entity consisting of Metal Storm Limited and its subsidiaries. These consolidated financial statements have been approved for issue by the Board of Directors on 2 April 2012.

a.	Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

i.	Compliance with IFRS

The consolidated financial statements and notes of Metal Storm Limited also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

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

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Metal Storm Limited as at 31 December 2011 and 2010 and the results of all subsidiaries for the years ended 31 December 2011, 2010 and 2009. Metal Storm Limited and its subsidiaries together are referred to in these financial statements as the Group.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to note 2 (j).

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

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available-for-sale financial assets are included in the fair value reserve in equity.

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

•	all resulting exchange differences are recognized in other comprehensive income.

e.	Revenue recognition

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

Revenue is recognized for the major business activities as follows:

i.	Contract Revenue

Contract revenue and expenses are recognized in accordance with the percentage of completion method unless the outcome of the contract cannot be reliably estimated. Where it is probable that a loss will arise from a contract the excess of total expected contract costs over total expected contract revenue is recognized as an expense immediately.

Where the outcome of a contract cannot be reliably estimated, contract costs are recognized as an expense when incurred, and where it is probable that the costs will be recovered, revenue is recognized to the extent of costs incurred.

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

Interest income is recognized on a time proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognized using the original effective interest rate.

iii.	Sale of goods

Revenue from the sale of goods is recognized when a group entity sells a product to the customer. Sales are recorded based on the price specified in the sales contracts. Sales of goods are recognized when a group entity has delivered products to the customer. Delivery does not occur until the products have been shipped to the specified location and the risks of ownership have been transferred to the customer.

f.	Government grants

Grants from the government, including Australian Research and Development Tax Rebates, are recognized at their fair value where there is a reasonable assurance that the grant will be received and the group will comply with all attached conditions.

Government grants relating to costs are recognized in the Statements of Comprehensive Income as revenue.

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the Statements of Comprehensive Income on a straight-line basis over the expected lives of the related assets.

g.	Research and development

Research expenditure is recognized as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognized as intangible assets when it is probable that the project will, after considering its commercial and technical feasibility, be completed and generate future economic benefits and its costs can be measured reliably. The expenditure capitalised comprises all directly attributable costs, including costs of materials, services, direct labour and an appropriate proportion of overheads. Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Capitalised development costs are recorded as intangible assets and amortised from the point at which the asset is ready for use on a straight-line basis over its useful life.

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

Deferred tax assets are recognized for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in controlled entities where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

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

Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

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

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the group. The consideration transferred also includes the fair value of any asset or liability resulting from a contingent consideration arrangement and the fair value of any pre-existing equity interest in the subsidiary. Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. On an acquisition by acquisition basis, the group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquire’s net identifiable assets.

The excess of the consideration transferred and the amount of any non-controlling interest in the acquiree over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in profit or loss as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognised in profit or loss.

k.	Impairment of assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

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

Trade receivables are initially recognized at fair value and are stated net of any provisions for impairment. Trade receivables are generally due for settlement within 30 days.

Collectability of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments (more than 30 days overdue) are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial. The amount of the provision is recognized in the Statements of Comprehensive Income in administrative expenditure.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the Statements of Comprehensive Income within ‘administrative expenditure’. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against administrative expenditure in the Statements of Comprehensive Income.

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

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the end of the reporting period which are classified as non-current assets. Loans and receivables are included in trade and other receivables in the statement of financial position (note 10).

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

•	Available-for-sale investments

Available-for-sale financial instruments are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of the investment within 12 months of the end of the reporting period. Investments are designated as available-for-sale if they do not have fixed maturities and fixed or determinable payments and management intends to hold them for the medium to long term.

ii.	Recognition and derecognition

Regular purchases and sales of financial assets are recognized on trade date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the Statements of Comprehensive Income. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

When securities classified as available-for-sale are sold, the accumulated fair value adjustments recognized in equity are included in the Statements of Comprehensive Income as gains and losses from investment securities.

iii.	Subsequent measurement

Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method.

Available-for-sale financial investments and financial assets at fair value through profit and loss are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the Statements of Comprehensive Income within other income or other expenses in the period in which they arise. Dividend income from financial assets at fair value through profit and loss is recognized in the Statements of Comprehensive Income as part of revenue when the Group’s right to receive payments is established.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences related to changes in the amortised cost are recognized in profit or loss, and other changes in carrying amount are recognized in other comprehensive income. Changes in the fair value of other monetary and non-monetary securities classified as available-for-sale are recognized in other comprehensive income.

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

v.	Impairment

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of financial instruments classified as available-for-sale, a significant or prolonged decline in the fair value of a security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from equity and recognized in the Statements of Comprehensive Income. Impairment losses recognized in the Statements of Comprehensive Income on instruments classified as available-for-sale are not reversed through the Statements of Comprehensive Income.

o.	Derivatives

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period.

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

Property, plant and equipment is stated at historical cost less accumulated depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the Statements of Comprehensive Income during the reporting period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives, as follows:

Machinery	5 - 10 years	Leasehold improvements	5 years
Furniture, fittings and equipment	2 - 5 years	Leased plant and equipment	1 - 5 years

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

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in profit or loss when the asset is derecognized. No gains or losses arising from derecognition of intangible assets were recognized in 2011 or 2010.

s.	Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

t.	Convertible Securities

The Company elects on a security by security basis to bifurcate embedded derivatives or fair value the entire security. Convertible securities issued in 2011 which convert into common shares of the Company at a variable conversion rate are hybrid financial instruments. Rather than bifurcate the hybrid financial instrument into a host contract and embedded derivative, the Company has elected to classify the entire convertible security as a financial liability at fair value through profit or loss. Convertible securities are initially recorded at fair value and subsequent changes in value are recognised through profit or loss. Transaction costs associated with redeemable preference shares recorded at fair value through the profit or loss are immediately expensed. Refer to note 19 for further disclosure.

u.	Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in the Statements of Comprehensive Income over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities, which are not an incremental cost relating to the actual draw-down of the facility, are recognized as prepayments and amortised on a straight-line basis over the term of the facility.

Borrowings are removed from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in the profit and loss.

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

Convertible notes are hybrid financial instruments, a note payable host contract and conversion feature. The conversion feature has been separated from its host contract because the conversion derivative is not closely related to the loan host. The conversion feature is accounted for as a derivative liability because the feature could require a variable number of shares to be issued upon conversion of each note.

Upon initial recognition, the proceeds from issuance are first allocated to the fair value of the conversion derivative. The remaining proceeds are allocated to the note payable host contract. Subsequently, the conversion derivative is measured at fair value with changes recognised through profit and loss and presented as fair value movement in derivative in the statement of comprehensive income. The note payable host contract is subsequently measured at amortised cost.

v.	Borrowing costs

Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale.

Other borrowing costs are expensed as incurred.

w.	Provisions

Provisions for legal claims, onerous lease and make good obligations are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. Provisions are not recognized for future operating losses. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense.

Where the events and or items being provided for resolve themselves without the need to utilise the provision, the provision will be derecognized.

x.	Employee benefits

i.	Wages and salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the end of the reporting period are recognized in provisions in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled.

ii.	Long service leave

The liability for long service leave is recognized in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

iii.	Share-based payments

Share-based compensation benefits are provided to employees at the absolute discretion of the Board or via the Metal Storm Limited Employee Share Option Plan. Information relating to these schemes is set out in note 31.

The fair value of options or shares granted is recognized as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognized over the period during which the employees become unconditionally entitled to the options.

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

v.	Bonus plans

The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

y.	Share-based payments

Share-based payments are recognized as expenses when the goods or services received in return for the share-based payment are received. Share-based payments are recognized as assets when the goods or services received in the transaction qualify for recognition as assets.

Share-based payments are measured at the value of the goods or services received. Where the goods or services received cannot be reliably measured the share-based payment is measured at fair value at grant date.

z.	Contributed equity

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

aa.	Goods and services tax (GST)

Revenues, expenses and assets are recognized net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognized as part of the cost of acquisition of the asset or as part of the expense.

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

bb.	Earnings per share

i.	Basic earnings per share

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

cc.	Parent entity financial information

The financial information for the parent entity, Metal Storm Limited, disclosed in note 32 has been prepared on the same basis as the consolidated financial statements, except as set out below.

i.	Investments in subsidiaries

Investments in subsidiaries are accounted for at cost in the financial statements of Metal Storm Limited. Dividends received from associates are recognized in the parent entity’s profit or loss, rather than being deducted from the carrying amount of these investments.

dd.	New accounting standards and interpretations

Certain new Australian accounting standards have been published that are not mandatory for 31 December 2011 reporting periods. The Group’s assessment of the impact of these new Australian accounting standards is set out below.

i.	Revised IFRS 9 Financial Instruments (addressing accounting for financial liabilities and the derecognition of financial assets and financial liabilities) (effective for annual reporting periods beginning on or after 1 January 2013)

IFRS 9 Financial Instruments addresses the classification, measurement and derecognition of financial assets and financial liabilities. The standard is not applicable until 1 January 2013 but is available for early adoption. There will be no impact on the Group’s accounting for financial instruments.

The derecognition rules have been transferred from IAS 39 Financial Instruments: Recognition and Measurement and have not been changed. The group has not yet decided when to adopt IFRS 9.

ii.	IFRS 13 Fair Value Measurement (effective 1 January 2013)

IFRS 13 was released in September 2011. It explains how to measure fair value and aims to enhance fair value disclosures. The group has yet to determine which, if any, of its current measurement techniques will have to change as a result of the new guidance. It is therefore not possible to state the impact, if any, of the new rules on any of the amounts recognized in the financial statements. However, application of the new standard will impact the type of information disclosed in the notes to the financial statements. The group does not intend to adopt the new standard before its operative date, which means that it would be first applied in the annual reporting period ending 31 December 2014.

iii.	IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities, IAS 28 Investments in Associates and Joint Ventures (effective 1 January 2013)

In August 2011, the IASB issued a suite of five new and amended standards which address the accounting for joint arrangements, consolidated financial statements and associated disclosures.

IFRS 10 replaces all of the guidance on control and consolidation in IAS 27 Consolidated and Separate Financial Statements, and IFRIC 12 Consolidation – Special Purpose Entities. The core principle that a consolidated entity presents a parent and its subsidiaries as if they are a single economic entity remains unchanged, as do the mechanics of consolidation. However the standard introduces a single definition of control that applies to all entities. It focuses on the need to have both power and rights or exposure to variable returns before control is present.

Power is the current ability to direct the activities that significantly influence returns. Returns must vary and can be positive, negative or both.

There is also new guidance on participating and protective rights and on agent/principal relationships. While the group does not expect the new standard to have a significant impact on its composition, it has yet to perform a detailed analysis of the new guidance in the context of its various investees that may or may not be controlled under the new rules.

IFRS 11 introduces a principles based approach to accounting for joint arrangements. The focus is no longer on the legal structure of joint arrangements, but rather on how rights and obligations are shared by the parties to the joint arrangement. Based on the assessment of rights and obligations, a joint arrangement will be classified as either a joint operation or joint venture. Joint ventures are accounted for using the equity method, and the choice to proportionately consolidate will no longer be permitted. Parties to a joint operation will account their share of revenues, expenses, assets and liabilities in much the same way as under the previous standard. IFRS 11 also provides guidance for parties that participate in joint arrangements but do not share joint control. As the group is not party to any joint arrangements, this standard will not have any impact on its financial statements.

IFRS 12 sets out the required disclosures for entities reporting under the two new standards, IFRS 10 and IFRS 11, and replaces the disclosure requirements currently found in IAS 28. Application of this standard by the group will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the group’s investments.

Amendments to IAS 28 provide clarification that an entity continues to apply the equity method and does not remeasure its retained interest as part of ownership changes where a joint venture becomes an associate, and vice versa. The amendments also introduce a “partial disposal” concept. The group is still assessing the impact of these amendments.

The group does not expect to adopt the new standards before their operative date. They would therefore be first applied in the financial statements for the annual reporting period ending 31 December 2014.

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

At the end of the reporting period the Group had cash balances equivalent to $9,771 (2010: $101,886), receivables equivalent to $22,039 (2010: $235,926) and payables equivalent $47,357 (2010: $265,595,) denominated in foreign currencies.

At the end of the reporting period had the Australian dollar been weaker/stronger by 10% against the US dollar with all other variables remaining constant, the Group’s net loss and equity would have been lower/higher by $1,582 (2010: $7,107).

ii.	Fair value interest rate risk

The Group has interest bearing assets and liabilities which exposes it to interest rate risk. The Groups objective is to minimise its exposure to interest rate risk. It is the Group’s policy to invest surplus funds in the short term market and source funds at fixed interest rates wherever possible.

At the end of the reporting period the Group held deposits with a face value of $590,422 (2010: $1,273,769) and interest bearing loans of $4,352,266 (2010: $4,198,551).

All interest bearing deposits are at market rates current at the time of the deposit and have the interest rate revised periodically every 1 to 3 months. All interest bearing loans are at fixed rates.

During 2011, had interest rates risen/fallen proportionately by 10% on their actual 2011 levels with all other variables remaining constant, the Group’s net loss and equity would have been higher/lower by $902 (2010: $2,346).

Sensitivity of loss to market risk (2011)	Increase in Group Loss	Decrease in Group Loss
	$	$
Risk Factor
2011 actual loss	(6,033,218)	(6,033,218)
(i) Australian Dollar stronger/(weaker) by 10% against the US Dollar	(1,582)	1,582
(ii) Interest rate increase/(decrease) by 10%	(902)	902

2011 loss after adjusting for market risk sensitivity factors	(6,035,702)	(6,030,734)

Sensitivity of shareholders deficiency to market risk (2011)	Increase in Group Deficiency	Decrease in Group Deficiency
	$	$
Risk Factor
2011 actual shareholders deficiency	(19,991,687)	(19,991,687)
(i) Australian Dollar stronger/(weaker) by 10% against the US Dollar	(1,582)	1,582
(ii) Interest rate increase/(decrease) by 10%	(902)	902

2011 total shareholder deficiency after adjusting for market risk sensitivity factors	(19,994,171)	(19,989,203)

Sensitivity of loss to market risk (2010)	Increase in Group Loss	Decrease in Group Loss
	$	$
Risk Factor
2010 actual loss	(8,938,253)	(8,938,253)
(i) Australian Dollar stronger/(weaker) by 10% against the US Dollar	(7,107)	7,107
(ii) Interest rate increase/(decrease) by 10%	(2,346)	2,346

2010 loss after adjusting for market risk sensitivity factors	(8,947,706)	(8,928,800)

Sensitivity of shareholders deficiency to market risk (2010)	Increase in Group Deficiency	Decrease in Group Deficiency
	$	$
Risk Factor
2010 actual shareholders deficiency	(18,489,385)	(18,489,385)
(i) Australian Dollar stronger/(weaker) by 10% against the US Dollar	(7,107)	7,107
(ii) Interest rate increase/(decrease) by 10%	(2,346)	2,346

2010 total shareholder deficiency after adjusting for market risk sensitivity factors	(18,498,838)	(18,479,932)

b.	Credit risk

Credit risk is managed on a Group basis. Credit risk arises from deposits with banks and financial institutions as well as credit exposure to customers, including outstanding receivables and committed transactions.

At the end of the reporting period the Group had deposits of $590,568 (2010: $1,273,769) and receivables of $210,264 (2010: $524,394).

Credit risk on deposits is limited to the carrying value. The majority of the Group’s funds are held by the Company in deposits with Australian Financial Institutions with investment grade credit ratings.

Customers are assessed individually on the credit quality of the customer, taking into account its financial position, past experience and other factors. At 31 December 2011 no debtors were outside the credit terms.

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

Management reviews cash flow forecasts in light of the operating requirements of the Group and its obligations under the Convertible Note terms.

The following contractual maturity analysis of financial liabilities has the value of each liability presented as undiscounted.

Financial liability	Not later than one month $	Later than one month and not later than three months $		Later than three months and not later than one year $	Later than one year and not later than five years $	Total Contract Cash Flows $	Carrying Amount $
Group – 2011
Payables	274,736	45,411		—	—	320,147	320,147
Finance Leases	341	683		2,389	—	3,413	662
Convertible Notes	—	18,866,897	[1]	—	—	18,866,897	18,850,509
Loan	—	214,848		—	—	214,848	214,848

Total	275,077	19,127,839		2,389	—	19,405,305	19,386,166

Group – 2010
Payables	187,238	122,337		—	—	309,575	309,575
Finance Leases	353	706		3,176	3,417	7,652	226
Convertible Notes	—	—		18,880,675	—	18,880,675	17,323,655
Loan	—	214,848		—	—	214,848	214,848

Total	187,591	337,891		18,883,851	3,417	19,412,750	17,848,304

d.	Fair value estimation

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

c)	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

The following table presents the Group’s assets and liabilities measured and recognized at fair value at 31 December 2011.

[1]	Terms of convertible notes have been extended (refer note 28)

2011

Liabilities	Level 1 $	Level 2 $	Level 3 $	Total $
Conversion derivative	—	—	18,867	18,867
Convertible securities	—	—	900,000	900,000

Total Liabilities	—	—	918,867	918,867

2010

Liabilities	Level 1 $	Level 2 $	Level 3 $	Total $
Conversion derivative	—	—	1,888,067	1,888,067

Total Liabilities	—	—	1,888,067	1,888,067

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1. The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The group uses a variety of methods and makes assumptions that are based on market conditions existing at the end of each reporting period. Quoted market prices or dealer quotes for similar instruments are used to estimate fair value for long-term debt for disclosure purposes for debt that is carried at fair value. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward exchange contracts is determined using forward exchange market rates at the end of the reporting period. These instruments are included in level 2 and comprise debt investments and derivative financial instruments. In the circumstances where a valuation technique for these instruments is based on significant unobservable inputs, such instruments are included in level 3. Refer to Note 15 and 19 for detail of the level 3 instrument and refer to Note 4 for estimates and judgements in the instrument.

The following tables present the changes in the level 3 instruments for the past two years:

	2011	2010
Consolidated	Conversion derivative $	Conversion derivative $
Opening balance	1,888,067	2,337,200
Conversions	(1,327)	(42,092)
Losses /(Gains) recognized in profit or loss	(1,867,873)	(407,041)

Closing Balance	18,867	1,888,067

	2011	2010
Consolidated	Convertible Security $	Convertible Security $
Opening balance	—	—
New issues	900,000	—
Conversions	—	—
Losses /(Gains) recognized in profit or loss	—	—

Closing Balance	900,000	—

e.	Capital risk management

The Group manages its capital risk to ensure that the Group will be able to continue as a going concern while maximising the return to stakeholders through optimisation of the debt and equity balance.

In order to maintain or adjust the capital structure, the Group may elect not to pay dividends to shareholders, issue new shares or sell assets to reduce debt.

The Group’s overall strategy remains unchanged from 2010 and 2009.

The capital structure of the Group consists of debt, which includes borrowings disclosed in note 16 and 17, convertible securities disclosed in note 19, cash and cash equivalents disclosed in note 9 and equity attributable to owners of the parent, comprising contributed equity, reserves and accumulated losses as disclosed in notes 20, 21 and 22.

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

	2011	2010	2009	Detail
Share Price	$0.002	$0.01	$0.02	Determined as the closing share price on the ASX at year end.
Exercise Price	$0.15	$0.15	$0.15	As per the terms and conditions of the contract. Exercise price of the convertible notes option should shares trade above $0.15 (or 10% higher than $0.135).
Share Price Volatility	109.43%	90.17%	118.76%	Determined having regard to a number of factors including recent Metal Storm market trading prices.
Risk Free Rate	3.13%	4.7%	4.4%	Yield as at year end for a commonwealth security with a maturity that approximates the remaining life of the instrument.

A weighting is applied to the Black-Scholes pricing model used to determining the value of the conversion derivative. This is incorporated to allow for the circumstances that a conversion of notes could result in a premium upon conversion. The Company estimated a 1% probability that the share price would trade above $0.01 between 1 January 2012 and 29 February 2012.

b.	Convertible securities

The non-current converitble securities were valued with consideration given to the transaction price and what the transaction price would have been in an arm’s length transaction that was not forced. This included the share price volatility, liquidity, market discount rates for this type of financial instrument, the conversion terms and the maturity date of the convertible securities. Refer note 19.

	2011	Detail
Share Price	$0.002	Determined as the closing share price on the ASX at year end.
Exercise Price	$0.0018	As per the terms and conditions of the contract. Exercise price of the convertible securities should they be converted at year end.
Share Price Volatility	109.43%	Determined having regard to a number of factors including recent Metal Storm market trading prices.
Risk Free Rate	3.14%	Yield as at year end for a commonwealth security with a maturity that approximates the remaining life of the instrument.

c.	Unlisted options

	2011	2010	Detail
Share Price	$0.005	$0.008 - $0.0012	Determined as the closing share price on the ASX at grant date.
Exercise Price	$0.001	$0.018 - $0.035	As per the terms and conditions of agreement.
Share Price Volatility	90%	104% - 127%	Determined having regard to a number of factors including historical Metal Storm market trading prices.
Risk Free Rate	5.0%	3.5% - 4.5%	Yield as at year end for a commonwealth security with a maturity that approximates the remaining life of the instrument.

d.	Revenue recognition

For revenue recognized on a percentage of completion basis the Company must estimate the current stage to which each contract is complete. Depending on the type of the contract, the stage of completion is measured by reference to labour hours incurred to date as a percentage of estimated total labour hours or as costs incurred as a percentage of estimated total costs for each contract.

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

Metal Storm has 1 customer whose transaction amount to more than 10% of the Group’s revenues. In 2011 $511,152 was recognized from the US Government in the United States segment. (2010: $2,224,289, 2009: $964,272).

b.	Segment information provided to the Chief Executive Officer and Chief Financial Officer

	Australia	United States	Inter- segment eliminations	Consolidated
2011	$	$	$	$

Revenue	805,878	512,204	—	1,318,082
Expenses	(6,743,177)	(1,884,072)	1,266,949	(7,351,300)

Segment loss	(5,928,299)	(1,371,868)	1,266,949	(6,033,218)

Current assets	698,972	18,698	—	717,670
Current liabilities	(20,108,975)	(23,754,042)	23,706,022	(20,156,995)

Net current assets/(liabilities)	(19,410,003)	(23,735,344)	23,706,022	(19,439,325

Net operating cash flows	(3,994,766)	(1,348,416)	—	(5,343,182)
Net investing cash flows	(1,304,875)	7	1,256,294	(48,574)
Net financing cash flows	4,705,023	1,256,294	(1,256,294)	4,705,023

Net movement in cash and cash equivalents	(594,618)	(92,115)	—	(686,733)

	Australia	United States	Inter- segment eliminations	Consolidated
2010	$	$	$	$

Revenue	35,106	2,681,620	—	2,716,726
Expenses	(9,466,786)	(3,000,942)	812,749	(11,654,979)

Segment loss	(9,431,680)	(319,322)	812,749	(8,938,253)

Current assets	1,397,367	325,160	—	1,722,527
Current liabilities	(20,370,520)	(22,343,178)	22,077,357	(20,636,341)

Net current assets/(liabilities)	(18,973,153)	(22,018,018)	22,077,357	(18,913,814)

Net operating cash flows	(5,533,625)	(655,975)	—	(6,189,600)
Net investing cash flows	(748,838)	(1,252)	756,816	6,726
Net financing cash flows	7,293,200	744,066	(756,816)	7,280,450

Net movement in cash and cash equivalents	1,010,737	86,839	—	1,097,576

	Australia	United States	Inter- segment eliminations	Consolidated
2009	$	$	$	$
Revenue	136,708	975,773	—	1,112,481
Expenses	(10,882,739)	(2,972,831)	1,435,425	(12,420,145)

Segment loss	(10,746,031)	(1,997,058)	1,435,425	(11,307,664)

Current assets	168,690	207,944	—	376,634
Current liabilities	(19,344,629)	(22,269,498)	21,607,169	(20,006,958)

Net current assets/(liabilities)	(19,175,939)	(22,061,554)	21,607,169	(19,630,324)

Net operating cash flows	(7,153,819)	(1,550,409)	—	(8,704,228)
Net investing cash flows	(1,221,021)	(16,798)	1,435,425	197,606
Net financing cash flows	1,060,196	1,423,894	(1,435,425)	1,048,665

Net movement in cash and cash equivalents	(7,314,644)	(143,313)	—	(7,457,957)

c.	Notes to and forming part of the segment information

i.	Accounting policies

Segment information is prepared in conformity with the accounting policies of the entity and IFRS 8 Segment Reporting. Segment revenues, expenses, assets, liabilities and net cash flows are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis.

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

6.	Revenue

		2011 $	2010 $	2009 $
Contract revenue		511,152	1,452,481	964,272
Sale of goods		—	785,078	—
Interest revenue		9,023	23,458	136,833
Australian Research and Development Tax Rebate		765,672	628,290	—
Other	(i)	32,235	455,709	11,376

		1,318,082	3,345,016	1,112,481

(i)	2010 other revenue represents settlement proceeds, refer note 10 for further detail.

7.	Expenses

Net loss attributable to members of the parent includes the following expenses:

	Note	2011 $	2010 $	2009 $
Employee expenses
Wages and salaries		(2,901,940)	(3,627,702)	(3,901,523)
Post employment		(168,996)	(208,110)	(229,408)
Share-based payments	31(d)	(40,000)	(50,303)	(22,230)
Directors fees		(240,352)	(218,514)	(197,499)
Other		(99,245)	(132,640)	(140,905)

Total employee expenses		(3,450,533)	(4,237,269)	(4,491,565)

Finance costs
Interest expense		(434,755)	(479,723)	(1,586,756)
Accretion expense	(i)	(1,555,968)	(2,062,867)	(3,184,692)
Transaction cost amortisation		(32,777)	—	(876,393)
Transaction cost		(738,248)	(1,762,313)	(101,714)

Total finance costs		(2,761,748)	(4,304,903)	(5,749,555)

Depreciation and Amortisation
Depreciation		(94,218)	(94,227)	(162,065)
Amortisation			(612)	(22,472)

Total depreciation and amortisation		(94,218)	(94,839)	(184,537)

Rental expense relating to operating leases
Operating lease payments		(337,475)	(220,654)	(589,793)

Total lease payments		(337,475)	(220,654)	(589,793)

(i)	Accretion expense is the recognition in the financial statements of the difference in value between the fair value at initial recognition and the face value. The expense is recognized using an effective interest rate method over the life of the convertible notes.

8.	Income tax

a.	Income tax expense

	2011 $	2010 $	2009 $
Current tax (benefit)	—	—	(2,724,940)
Deferred tax (benefit)	(2,091,417)	(2,305,718)	(218,219)
Adjustment for prior years	—	—	68,233
Deferred tax assets not recognized	2,091,417	2,305,718	2,874,926

Income tax expense	—	—	—

b.	Numerical reconciliation of income tax expense to prima facie tax payable

	2011 $	2010 $	2009 $
Loss before income tax	(6,033,218)	(8,938,253)	(11,307,664)

Tax at the Australia tax rate of 30% (2010 and 2009: 30%)	(1,809,965)	(2,681,476)	(3,392,299)

Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Research and development tax concession received	(229,701)	(188,487)	—
Entertainment	763	1,257	1,530
Fair value movement in conversion derivative	(560,362)	(122,112)	67,383
Fair value of convertible security	69,000	—	—
Fines and penalties	1,063	—	—
Gain on extinguishment	—	—	(733,614)
Non-deductible interest expense	29,604	25,973	80,492
Option costs expensed – employees	12,000	77,921	—
Borrowing costs accretion	466,790	618,860	1,044,872
Other	(70,609)	(37,654)	(11,523)

	(2,091,417)	(2,305,718)	(2,943,159)

Adjustment for prior years	—	—	68,233
Deferred tax assets not recognized	(2,091,417)	(2,305,718)	(2,874,926)

Income tax expense	—	—	—

c.	Unrecognized temporary differences

i.	Temporary differences for which deferred tax assets or deferred tax liabilities have not been recognized.

	2011 $	2010 $	2009 $
Sundry creditors and accruals	37,949	41,971	48,797
General accruals	503,397	572,589	626,083
Provision for doubtful debts	—	—	958,885
Employee entitlements	204,321	198,515	175,905
Asset retirement obligation	—	22,475	31,932
Lease make good	—	16,165	16,165
Deferred rent	15,109	—	16,056
Transaction cost amortisation (S40-880)	240,893	132,358	234,095
Patent costs	3,339,706	3,541,605	3,796,804
Unrealised foreign exchange difference	43,952	20,672	829,410
Losses available for offset against future income	93,525,557	86,393,145	76,519,638
Capital losses available for offset against future income	915,000	915,000	915,000

Gross deferred income tax assets	98,825,884	91,854,495	84,168,770

Potential tax benefit @ 30%	29,647,765	27,556,349	25,250,631

d.	Tax losses

The Group has the following tax losses arising in Australia and United States federal and state net operating loss carry-forwards:

	2011 $	2010 $	2009 $
Australian tax losses	71,950,256	65,638,347	56,836,046
United States federal net operating loss carry-forwards	17,150,417	19,443,248	18,286,837
United States state net operating loss carry-forwards	14,043,854	13,638,689	12,482,278

Australian tax losses are available indefinitely for offset against future taxable profits subject to the Company’s ability to satisfy the continuity of ownership test or same business test tax loss carry forward rules.

The U.S. State and Federal net operating loss carry-forwards expire at various dates through 2013 and 2029, respectively.

9.	Current assets – Cash and cash equivalents

	2011 $	2010 $
Cash at bank and on hand	480,672	1,166,661

	480,672	1,166,661

These accounts earn interest at standard business banking operating account rates with a weighted average interest rate at 31 December of 1.4% (2010: 2.5%).

10.	Current assets – Trade and other receivables

	Notes	2011 $	2010 $
Trade receivables		7,287	261,969
Other receivables		801	4,230
Security deposits	(i)	44,910	44,910
Goods and services tax recoverable		50,879	55,728
Prepayments		133,121	189,029

		236,998	555,866

(i)	Represents restricted cash deposits held as security for operating and finance lease commitments.

The other categories within trade and other receivables do not contain impaired assets and are not past due. Based on the credit history of these other classes, it is expected that these amounts will be received when due.

Other receivables generally arise from transactions outside the usual operating activities of the Group. Interest may be charged at commercial rates where the terms of repayment exceed six months. Collateral is not normally obtained.\

Movements in provision for doubtful debts:

	2011 $	2010 $
Opening balance	—	(958,885)
Provision reduction	—	958,885

Closing balance	—	—

The provision created relates to a single customer of the Group who was significantly outside terms. The full balance of the debt was not outside terms however in discussions with the customer, they had provided strong indications of their intention not to pay as well as an inability to repay all debts to the Group.

The Group initiated legal action against the customer in accordance with the provisions provided for dispute resolution contained in the contract. The matter was settled in March 2010, the provision removed and any proceeds recognized in other revenue.

11.	Non-current assets – Other assets

		2011 $	2010 $
Security deposits	(i)	78,452	78,210

		78,452	78,210

(i)	Represents restricted cash deposits held as security for operating and finance lease commitments.

12.	Non-current assets – Property, plant and equipment

	Leasehold improvements	Plant and equipment	Leased plant and equipment	Total
	$	$	$	$
At 1 January 2010
Cost	188,536	889,437	27,393	1,105,366
Accumulated depreciation	(160,279)	(499,361)	(22,011)	(681,651)

Net book amount	28,257	390,076	5,382	423,715

Year ended 31 December 2010
Opening net book amount	28,257	390,076	5,382	423,715
Additions	15,392	1,339	—	16,731
Transfers in / (out)	—	—	—	—
Disposals	—	—	—	—
Depreciation charge	(19,644)	(69,201)	(5,382)	(94,227)

Closing net book amount	24,005	322,214	—	346,219

At 1 January 2011
Cost	203,928	890,776	27,393	1,122,097
Accumulated depreciation	(179,923)	(568,562)	(27,393)	(775,878)

Net book amount	24,005	322,214	—	346,219

Year ended 31 December 2011
Opening net book amount	24,005	322,214	—	346,219
Additions	38,570	49,068	—	87,637
Disposals	—	(55,344)	—	(55,343)
Depreciation charge	(18,846)	(75,373)	—	(94,218)

Closing net book amount	43,729	240,566	—	284,295

At 31 December 2011
Cost	193,100	880,097	27,393	1,100,590
Accumulated depreciation	(149,371)	(639,531)	(27,393)	(816,295)

Net book amount	43,729	240,566	—	284,295

13.	Non-current assets – Intangible assets and goodwill

	Software	Goodwill	Total
	$	$	$
At 1 January 2010
Cost	89,291	1,861,726	1,951,017
Accumulated amortisation	(88,679)	(27,574)	(116,253)
Accumulated impairment losses	—	(1,834,152)	(1,834,152)

Net book amount	612	—	612

Year ended 31 December 2010
Opening net book amount	612	—	612
Additions	—	—	—
Disposals	—	—	—
Amortisation charge	(612)	—	(612)

Closing net book amount	—	—	—

At 1 January 2011
Cost	89,291	—	89,291
Accumulated amortisation	(89,291)	—	(89,291)
Accumulated impairment losses	—	—	—

Net book amount	—	—	—

Year ended 31 December 2011
Opening net book amount	—	—	—
Additions	—	—	—
Disposals	—	—	—
Amortisation charge	—	—	—

Closing net book amount	—	—	—

At 31 December 2011
Cost	89,291	—	89,291
Accumulated amortisation	(89,291)	—	(89,291)
Accumulated impairment loss	—	—	—

Net book amount	—	—	—

All capitalised software represents externally acquired software with a useful life of between 2 and 5 years amortised on a straight line basis.

No research and development costs have been capitalised as product maturation is still within the research stage.

14.	Current liabilities – Trade and other payables

		2011 $	2010 $
Trade payables		152,621	225,837
Deferred revenue		23,072	54,928
Accrued payables		812,250	897,972

		987,943	1,178,737

Related party payables:
Directors fees payable	(i)	84,166	8,333

		1,072,109	1,187,070

(i)	Refer to note 23 (d) for further detail.

15.	Current liabilities – Conversion derivative

	2011 $	2010 $
Balance at beginning of year	1,888,067	2,337,200
Conversion of convertible notes to shares	(1,327)	(42,092)
Fair value movement	(1,867,873)	(407,041)

Balance at end of year	18,867	1,888,067

The fair value movement represents the movement in the fair value of the liability arising from the ability of noteholders to convert their notes to shares. Refer to note 4 (a) for further information on fair value.

Refer to note 16 for details of the underlying financial instrument.

16.	Current liabilities – Non-interest bearing loans and borrowings

		2011 $	2010 $
Convertible notes	(i)	14,486,311	13,125,104
Short term loan	(ii)	214,848	214,848

		14,701,159	13,339,952

(i)	Secured by fixed and floating charge over the Company’s assets, matures on 1 March 2012. The maturity date has subsequently been extended, refer to note 28.
(ii)	Related party loan, refer note 26 (b) for further details

a.	Convertible Notes

Background

On 1 September 2006, the Company raised $27.5 million dollars under a non renounceable rights issue from existing shareholders by issuing 203,703,704 convertible notes with a three year maturity paying a 10% coupon.

On 31 July 2009, prior to maturity on 1 September 2009, shareholders and noteholders of the Company approved a modification to the terms of the notes and to the trust deed. The modification provided a further two year extension to the maturity date to 1 September 2011 of the convertible notes and created a new class of note. The new note carried identical terms to the 10% coupon note except it bore no interest and instead offered a fixed and floating charge over the Company.

Noteholders were provided the opportunity to exchange their 10% coupon notes for the same number of new secured notes plus 5 options for every 7 notes they exchanged. Refer note 20 for the option terms. 77% of noteholders elected to make the exchange.

On 29 August 2011, prior to maturity, shareholders and noteholders approved a further extension of the interest bearing and secured convertible notes to 1 March 2012.

Subsequent to year end the maturity date of both classes of convertible notes have been further extended, refer note 28 for further details.

Terms

At 31 December 2011, both classes of convertible notes have the following terms and features:

•	Face value of $0.135 per Note.

•	Mature on 1 March 2012.

•

Convertible to ordinary shares on the first business day of each quarter prior to maturity date or at maturity date except for any note holders who hold more than 5% of notes on issuance may convert at any time.

•

Convertible at a conversion price equal to the lesser of $0.135 and 90% of the volume weighted average price per share for the preceding 30 business days prior to conversion date rounded to the nearest cent.

The 10% coupon convertible notes also:

•	bear interest at 10%pa payable quarterly in arrears,

While the secured convertible notes have:

•	a fixed and floating charge over any interest of the Company

Convertible Note Accounting

Both classes of convertible notes are hybrid financial instruments, a note payable host contract and conversion feature. The conversion feature has been separated from its host contract because the conversion derivative is not closely related to the loan host. The conversion feature is accounted for as a derivative liability because the feature could require a variable number of shares to be issued upon conversion of each note.

Upon initial recognition, the proceeds from issuance are first allocated to the fair value of the conversion derivative. The remaining proceeds are allocated to the note payable host contract. Subsequently, the conversion derivative is measured at fair value with changes recognised through profit and loss and presented as fair value movement in derivative in the statement of comprehensive income. The note payable host contract is subsequently measured at amortised cost.

The exchange from 10% coupon notes to secured notes in 2009 along with the extension to the maturity date were accounted for as an extinguishment and reissue of debt in accordance with the Company’s accounting policy, refer note 2 (t). The extension to the notes term on 29 August 2011 has been recorded as a modification in the terms of the notes.

	2011 $	2010 $
Balance at beginning of year	13,125,104	11,496,248
Transaction costs	(37,782)	—
Accretion expense	1,384,949	1,845,539
Transaction costs amortisation	25,188	—
Conversion of convertible notes to shares	(11,148)	(216,683)

Balance at end of year	14,486,311	13,125,104

	2011 Number	2010 Number
Balance at beginning of year	107,489,131	109,471,371
Conversions	(89,832)	(1,982,240)

Balance at end of year	107,399,299	107,489,131

17.	Current liabilities – Interest bearing loans and borrowings

		2011 $	2010 $
Obligations under finance leases		662	226
Convertible notes	(a)	4,364,198	4,198,551

		4,364,860	4,198,777

a.	Convertible notes

Refer to note 16 for further information on convertible note terms

	2011 $	2010 $
Balance at beginning of year	4,198,551	4,065,240
Transaction costs	(11,381)	—
Accretion expense	171,019	217,328
Transaction costs amortisation	7,588	—
Conversion of convertible notes to shares	(1,579)	(84,017)

Balance at end of year	4,364,198	4,198,551

	2011 Number	2010 Number
Balance at beginning of year	32,367,720	33,040,799
Conversions	(12,223)	(673,079)

Balance at end of year	32,355,497	32,367,720

18.	Current liabilities – Provisions

	Make Good $	Total $
Carrying amount at 1 January 2011	22,475	22,475
Additional provisions recognized	—	—
Amounts used during the year	(20,008)	(20,008)
Derecognition	(2,467)	(2,467)

Carrying amount at 31 December 2011	—	—

19.	Non-current liabilities – Convertible securities

During the year, the Company issued two classes of convertible securities.

a.	Convertible security 1

The first convertible security has the following terms and features:

•	20,000,000 securities issued for cash consideration of $200,000.

•	Face value of $0.01 per convertible security.

•	Issued on 2 December 2011.

•	Maturity date of 30 November 2016.

•	Convertible at the lower of:

•	The average of the lowest five daily VWAPs from the twenty consecutive trading days immediately prior to conversion multiplied by 90% rounded to four decimal places,

•	90% of the closing bid price for shares on the date immediately prior to conversion rounded to four decimal places,

•	$0.0025,

•	Convertible by holder to shares at any time or mandatorily convertible at the maturity date.

At year end there were 20,000,000 of these convertible securities on issue and they had a fair value of $200,000. Refer note 4.

b.	Convertible security 2

In December 2011, we received correspondence from the Lind Partners LLC, as manager of ASOF, under which ASOF allege that Metal Storm had breached the ASOF Agreement. As a result Metal Storm issued a security with a face value $700,000 as consideration for repayment of a $470,000 loan. Consequently we recognised a $230,000 finance cost in the statement of comprehensive income.

The second convertible security has the following terms and features:

•	Face value of $700,000.

•	Issued on 28 December 2011 in exchange for short term debt having a carrying value of $470,000.

•	Maturity Date of 17 April 2013.

•	Convertible at the lower of:

•	The average of the lowest five daily VWAPs from the twenty consecutive trading days immediately prior to conversion multiplied by 90% rounded to four decimal places,

•	90% of the closing bid price for shares on the date immediately prior to conversion rounded to four decimal places.

•	Convertible by holder to shares at any time in minimum amounts of $25,000 or mandatorily convertible at the maturity date.

At year end this security had a fair value of $700,000. Refer note 4. This convertible security has arisen through conversion of short term borrowings as approved by the shareholders on 8 December 2011.

	2011 $	2010 $
Convertible security 1	200,000	—
Convertible security 2	700,000	—

	900,000	—

20.	Contributed equity

			2011 $	2010 $
Ordinary shares – issued and fully paid			81,926,463	77,683,753

At 1 January 2009		613,555,252		66,209,718
Conversion of notes first quarter		7,287,985	$0.0400	269,982
Conversion of notes second quarter		7,278,292	$0.0400	287,738
Conversion of notes third quarter		1,786,500	$0.0400	56,200
Conversion of notes fourth quarter		2,423,417	$0.0200	48,851
Shares issued in accordance with SPP		114,724,259	$0.0229	2,464,199
Exercise of Options		1,293,758	$0.0010	1,295
Issue of Shares		6,666,666	$0.0150	100,000
Issue of Shares		17,142,857	$0.0175	300,000
Issue of Shares		18,750,000	$0.0160	300,000
Issue of Shares		950,000	$0.0039	37,050

At 1 January 2010		791,858,986		70,075,033
Conversion of notes first quarter	(i)	2,201,216	$0.0200	43,920
Conversion of notes second quarter	(i)	24,664,175	$0.0093	229,740
Conversion of notes third quarter	(i)	5,246,262	$0.0100	54,240
Conversion of notes fourth quarter	(i)	1,533,937	$0.0097	14,890
Shares issued in accordance with Rights Issue		305,622,333	$0.0049	1,509,259
Exercise of Unlisted Options		52,707,495	$0.0010	52,708
Exercise of Listed Options		18,888	$0.1500	2,833
Issue of Shares		7,946,273	$0.0010	7,946
Issue of Shares		25,510,203	$0.0079	202,687
Issue of Shares		51,178,022	$0.0080	409,424
Issue of Shares		41,333,333	$0.0081	334,010
Issue of Shares		39,655,678	$0.0090	358,000
Issue of Shares		21,978,022	$0.0091	200,000
Issue of Shares		20,636,715	$0.0097	200,000
Issue of Shares		26,250,000	$0.0052	136,500
Issue of Shares		40,724,658	$0.0056	227,247
Issue of Shares		1,931,152	$0.0115	22,159
Issue of Shares		25,000,000	$0.0126	315,000
Issue of Shares		52,669,568	$0.0133	700,000
Issue of Shares		2,022,592	$0.0139	28,144
Issue of Shares		14,285,714	$0.0140	159,787
Issue of Shares		27,900,794	$0.0143	400,000
Issue of Shares		12,500,000	$0.0160	200,000
Issue of Shares		49,444,444	$0.0162	800,000
Issue of Shares		17,719,298	$0.0171	303,000
Issue of Shares		40,000,000	$0.0174	697,226

At 1 January 2011		1,702,539,758		77,683,753
Conversion of notes first quarter	(i)	416,933	$0.0100	4,094
Conversion of notes second quarter	(i)	910,318	$0.0100	9,455
Conversion of notes third quarter	(i)	—	—	—
Conversion of notes fourth quarter	(i)	50,490	$0.0100	505
Shares issued in accordance with Rights Issue		509,732,686	$0.0030	1,529,197
Rights Issue costs		—	—	(76,412)
Exercise of options		7,212	$0.0010	7
Issue of Shares		135,166,667	$0.0030	405,500
Issue of Shares		75,444,302	$0.0040	301,777
Issue of Shares		172,766,209	$0.0050	863,844
Issue of Shares		48,177,723	$0.0052	250,293
Issue of Shares		5,888,944	$0.0060	35,334
Issue of Shares		81,000,000	$0.0067	542,700
Issue of Shares		31,600,000	$0.0070	221,200
Issue of Shares		13,777,022	$0.0080	110,216
Issue of Shares		5,000,000	$0.0090	45,000

At 31 December 2011		2,782,478,264		81,926,463

i	Issue price is based on calculation in accordance with Convertible Note terms. Value is based on the amortised cost of the notes converted.

a.	Movement in listed options

The following table illustrates the number and weighted average exercise price (WAEP) of share options granted during the year under the constitution.

	Number 2011	WAEP 2011	Number 2010	WAEP 2010
Outstanding at beginning of the year	27,856,846	0.150	—	—
Granted during the year	—	—	27,875,734	0.150
Exercised during the year	—	—	(18,888)	0.150
Expired during the year	(27,856,846)	0.150	—	—

Outstanding at the end of the year	—	—	27,856,846	0.150

Exercisable at the end of the year	—	—	27,856,846	0.150

b.	Movement in unlisted options

During the year the Company issued unlisted options to participants in the rights and under certain subscription agreements.

	Number 2011	WAEP 2011	Number 2010	WAEP 2010
Outstanding at beginning of the year	1,264,202,517	0.016	90,195,809	0.036
Granted during the year	248,033,333	0.015	1,238,067,976	0.015
Exercised during the year	(7,212)	0.001	(60,653,768)	0.001
Expired during the year	(7,777,500)	0.149	(3,407,500)	0.400

Outstanding at the end of the year	1,504,451,138	0.015	1,264,202,517	0.016

Exercisable at the end of the year	1,504,451,138	0.015	1,259,202,517	0.016

Refer note 31 for further details.

21.	Reserves

		2011 $	2010 $
Unlisted option reserve		5,926,065	5,637,859
Listed option reserve		6,921,446	6,921,446
Accumulated translation reserve		(48,129)	(48,129)

		12,799,382	12,511,176

Movements:

Unlisted option reserve
Balance at 1 January		5,637,859	3,641,736
New Issues		276,866	1,996,123
Expenses recognized	31	11,340	—

Balance at 31 December		5,926,065	5,637,859

Listed option reserve
Balance at 1 January		6,921,446	6,893,566
Issue of options		—	27,880

Balance at 31 December		6,921,446	6,921,446

Accumulated translation reserve
Balance at 1 January		(48,129)	(65,278)
Currency translation differences		—	17,149

Balance at 31 December		(48,129)	(48,129)

Nature and purpose of reserves

i.	Unlisted options reserve

The options reserve is used to record the share options issued to Directors, employees, consultants and owners.

ii.	Listed options reserve

The listed options reserve is used to record the receipt on allotment of listed options issued under the renounceable rights issue.

iii.	Accumulated translation reserve

The accumulated translation reserve is used to record the exchange differences arising from the translation of the financial statements of foreign subsidiaries whose functional currencies are different from the parent.

a.	Listed option issues

On 24 September 2009, 78,217,067 options were issued in connection with the secured convertible notes and are accounted for separately because they may be transferred independently from the secured notes. Refer note 16.

The options had the following terms and features:

•	Each Option entitles the holder to subscribe for one ordinary share upon exercise

•	Fixed exercise price of $0.15

•	Exercisable anytime between issuance and 1 September 2011

Upon issue of the secured notes, 5 unlisted options were issued to secured noteholders for every 7 secured notes issued.

b.	Unlisted option issues

During 2011, 243,000,000 options were issued as part of equity placements. The options have an exercise price of $0.015 and are exercisable anytime between grant date and 13 September 2013.

A further 2,333,333 options were issued with an exercise price of $0.001 with an exercise price of $0.001 and are exercisable anytime between grant date and 12 September 2013.

2,700,000 options were issued with an expercise price of $0.001 and are exercisable anytime between grant date and 12 September 2013.

In 2010, 1,108,116,999 options were issued with an expercise price of $0.015 and are exercisable anytime between grant date and 13 September 2013.

101,062,425 options were issued with an expercise price of $0.018 and are exercisable anytime between grant date and 23 February 2011.

16,619,741 options were issued with an expercise price of $0.001 and are exercisable anytime between grant date and 24 February 2012.

8,000,000 options were issued with an expercise price of $0.035 and are exercisable anytime between grant date and 11 February 2013.

4,268,811 options were issued with an expercise price of $0.035 and are exercisable anytime between grant date and 16 April 2013.

c.	Unlisted options issued

At 31 December the following unlisted options were on issue:

Expiry Date	Exercise Price $	2011 Number	2010 Number	2009 Number
18 March 2010	0.400	—	—	20,000
31 March 2010	0.400	—	—	200,000
21 June 2010	0.400	—	—	578,750
24 June 2010	0.400	—	—	1,990,000
30 June 2010	0.400	—	—	200,000
30 September 2010	0.400	—	—	200,000
31 December 2010	0.400	—	—	218,750
31 March 2011	0.400	—	193,750	193,750
28 April 2011	0.400	—	940,000	940,000
30 June 2011	0.400	—	818,750	818,750
02 July 2011	0.010	—	5,000,000	5,000,000
30 September 2011	0.400	—	125,000	125,000
27 October 2011	0.400	—	506,250	506,250
31 December 2011	0.400	—	193,750	193,750
23 February 2012	0.018	101,062,425	101,062,425	—
08 March 2012	0.180	1,000,000	1,000,000	1,000,000
31 March 2012	0.400	193,750	193,750	193,750
30 June 2012	0.400	193,750	193,750	193,750
24 September 2012	0.001	35,215,403	32,889,282	76,923,309
30 September 2012	0.400	193,750	193,750	193,750
31 December 2012	0.400	168,750	168,750	168,750
11 February 2013	0.035	8,000,000	8,000,000	—
31 March 2013	0.400	168,750	168,750	168,750
16 April 2013	0.035	4,268,811	4,268,811	—
30 June 2013	0.400	168,750	168,750	168,750
12 September 2013	0.001	2,700,000	—	—
13 September 2013	0.015	1,351,116,999	1,108,116,999	—

		1,504,451,138	1,264,202,517	90,195,809

22.	Accumulated losses

	2011 $	2010 $
Balance at 1 January	(108,684,314)	(99,746,061)
Net loss	(5,764,889)	(8,938,253)

Balance at 31 December	(114,449,203)	(108,684,314)

23.	Key management personnel disclosures

a.	Key management personnel compensation

	2011 $	2010 $	2009 $
Short-term employee benefits	1,277,289	1,556,288	1,564,097
Post-employment benefits	65,941	86,672	86,139
Share-based payments	40,000	15,000	4,680

	1,384,708	1,657,960	1,654,916

b.	Equity instrument disclosures relating to key management personnel

i.	Options provided as remuneration and shares issued on exercise of such options

During the financial year no options were granted to key management personnel in respect of remuneration for the 2011 financial year (2010: nil). No key management personnel exercised any options during the year.

ii.	Option holdings

The numbers of options over ordinary shares in the Company held during the financial year by each director of Metal Storm Limited and other key management personnel of the Group, including their personally related parties, are set out below.

2011

Name	Balance at start of the year	Granted as compensation	Exercised	Expired	Balance at end of the year	Vested and exercisable	Unvested

Directors
TJ O’Dwyer	839,546	—	—	—	839,546	839,546	—
L J Finniear	1,335,298	—	—	—	1,335,298	1,335,298	—
J R Nicholls	—	—	—	—	—	—	—
T W Tappenden	75,000	—	—	—	75,000	75,000	—
W Henkel	—	—	—	—	—	—	—

Other key management personnel of the group
B I Farmer	544,407	—	—	—	544,407	544,407	—
P D Faulkner	200,000	—	—	100,000	100,000	100,000	—
N J Partridge	—	—	—	—	—	—	—
G A Orrison	—	—	—	—	—	—	—

	2,994,251	—	—	100,000	2,894,251	2,894,251	—

2010

Name	Balance at start of the year	Granted as compensation	Options purchased under Rights Issue	Exercised	Expired	Balance at end of the year	Vested and exercisable	Unvested
Directors
TJ O’Dwyer	48,311	—	791,235	—	—	839,546	839,546	—
L J Finniear	1,000,000	—	335,298	—	—	1,335,298	1,335,298	—
J R Nicholls	—	—	—	—	—	—	—	—
T W Tappenden	—	—	75,000	—	—	75,000	75,000	—
W Henkel	—	—	—	—	—	—	—	—

Other key management personnel of the group
P R Wetzig	—	—	120,000	—	—	120,000	120,000	—
B I Farmer	—	—	544,407	—	—	544,407	544,407	—
P D Faulkner	200,000	—	—			200,000	200,000	—
D M Pashen	—	—	2,400,000	—	—	2,400,000	2,400,000	—
N J Partridge	—	—	—	—	—	—	—	—
G A Orrison	—	—	—	—	—	—	—	—

	1,248,311	—	4,265,940	—	—	5,514,251	5,514,251	—

All vested options are exercisable at the end of the year.

iii.	Share holdings

The numbers of shares in the Company held during the financial year by each director of Metal Storm Limited and other key management personnel of the Group, including their personally related parties, are set out below.

2011	Balance at start of the year	Changes during the year	Balance at end of the year
Directors
T J O’Dwyer	1,318,724	1,318,725	2,637,449
L J Finniear	558,828	558,828	1,117,656
J R Nicholls	—	—	—
T W Tappenden	125,000	—	125,000
W Henkel	—	—	—

Other key management personnel of the group
B I Farmer	500,000	500,000	1,000,000
P D Faulkner	—	—	—
N J Partridge	—	—	—
G A Orrison	—	—	—

	2,502,552	2,377,553	4,880,105

2010	Balance at start of the year	Changes during the year	Balance at end of the year
Directors
T J O’Dwyer	1,054,979	263,745	1,318,724
L J Finniear	447,062	111,766	558,828
J R Nicholls	—	—	—
T W Tappenden	100,000	25,000	125,000
W Henkel	—	—	—

Other key management personnel of the group
B I Farmer	318,531	181,469	500,000
P D Faulkner	—	—	—
N J Partridge	—	—	—
G A Orrison	—	—	—
P R Wetzig	44,106	40,000	84,106
D M Pashen	209,265	800,000	1,009,265

	2,173,943	1,421,980	3,595,923

c.	Loans to key management personnel

There were no loans to key management at 31 December 2011 or 31 December 2010.

d.	Other transactions and balances with key management personnel

At 31 December the following Directors’ fees were payable to directors in relation to the financial year then ended:

	2011 $	2010 $
T J O’Dwyer	26,667	—
J R Nicholls	16,666	—
T W Tappenden	20,000	—
W Henkel	20,833	8,333

	84,166	8,333

24.	Remuneration of auditors

During the year the following fees were paid or payable for services provided by the auditor of the Company, its related practises and non-related firms:

a.	Audit Services

	2011 $	2010 $	2009 $
PricewaterhouseCoopers
Audit and review of financial statements	332,850	305,000	341,500
Other assurance services	—	30,400	—
Non-PricewaterhouseCoopers
Audit and review of financial statements	—	—	—

	332,850	335,400	341,500

b.	Non-audit Services

	2011 $	2010 $	2009 $
PricewaterhouseCoopers
Non-audit services	—	—	69,000

40

25.	Commitments

a.	Operating leases

Future minimum rental payments under non-cancellable operating leases as at 31 December are as follows:

	2011 $	2010 $	2009 $
Within one year	336,369	312,820	138,494
After one year but not more than 5 years	606,474	966,505	—
More than 5 years	—	—	—

Total minimum lease payments	942,843	1,279,325	138,494

b.	Finance leases

Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

	Minimum lease payments	Present value of lease payments
	2011
	$	$
Within one year	3,413	3,229
After one year but not more than 5 years	—	—

Total minimum lease payments	3,413	3,229
Less amounts representing finance charges	(184)	—

	3,229	3,229

	2010
	$	$
Within one year	4,235	3,471
After one year but not more than 5 years	3,417	3,234

Total minimum lease payments	7,652	6,705
Less amounts representing finance charges	(947)	—

	6,705	6,705

	2009
	$	$
Within one year	6,590	5,344
After one year but not more than 5 years	8,556	7,630

Total minimum lease payments	15,146	12,974
Less amounts representing finance charges	(2,172)	—

	12,974	12,974

26.	Related party transactions

a.	Loans to/from related parties

Loans made to controlled entities, including wholly owned subsidiaries, outstanding at 31 December 2011 totalled $23,209,998. At 31 December 2010 these totalled $21,869,451. These amounts are eliminated upon consolidation. The loans are interest bearing and have no set repayment terms. At year end a provision for diminution in value has been taken up to the amount of $23,209,998 (2010: $21,869,451).

b.	Transactions with related parties

At year end, Backwell Lombard Capital, a company of which Mr T O’Dwyer is a principal, had an outstanding loan of $214,848 owned by Metal Storm (2010: $214,848; 2009: $326,714). The loan was unsecured, has no fixed repayment dates, is at call and does not bear interest.

During the year, Mr Faulkner, an executive of the Group, loaned the Group $33,128 (2010: $97,725; 2009: nil). This amount has been subsequently repaid. No amount was outstanding at year end. Interest of $494 was paid on this loan (2010: $5,727; 2009: nil).

There have been no other related party transactions between the Group and its Directors, Key Management Personnel, or ‘close members’ of their family, or any entities that they control, jointly control or significantly influence that require disclosure in the financial statements under accounting standard AASB 124.

27.	Subsidiaries

	Country of Incorporation	Percentage of equity held by the Group		Investment
		2011	2010	2011	2010
Metal Storm Inc.	USA	49%	49%	2,920	2,920
ProCam Machine LLC	USA	100%	100%	—	—
Metal Storm USA Limited	USA	100%	100%	—	—
Digigun LLC	USA	100%	100%	—	—

The structure of Metal Storm Inc. allows the Group to bid directly on US defence projects such as the Small Business Innovation Research (SBIR) program as the ‘prime’ contractor, thus enabling revenue flows directly into the Group. Metal Storm Limited controls the operating and financial policies of Metal Storm Inc. and therefore consolidates 100%.

28.	Events occurring after the end of the reporting period

On 12 January 2012, Shareholders and Noteholders resolved to extend the maturity date of the interest bearing convertible notes issued in September 2006 and secured convertible notes issued in September 2009 and change some of the key terms of the Notes.

The Notes have been amended to have the following terms and features:

•	Mature on 1 March 2015.

•

Convertible at a conversion price equal to the lesser of $0.0105 or 90% of the average of the five lowest daily VWAPs during the 20 Business Days immediately preceding the Conversion Date, with the resultant number being rounded down to four decimal places.

All other terms and conditions remain the same.

These changes represent a significant change to the terms and conditions of the Convertible Notes and materially affect the cash flows associated with the notes. In that respect the change to the Notes terms will be treated an extinguishment and re-issue of debt on 12 January 2012.

This will require the notes to be recorded at their fair value in financial statements. The difference between their carrying value at January 2012 and their fair value is recognized in the income statement as gain on extinguishment. At 12 January 2012, the convertible notes had a fair value of $7,071,593 resulting in a gain on extinguishment of $11,795,305. This will be recognized in the year ending 31 December 2012.

The conversion derivative is also revalued at 12 January 2012 and a change in its fair value is recognized in the statement of comprehensive income as a fair value movement in the conversion derivative. The fair value movement to be recognized in the year ending 31 December 2012 is ($4,089,791).

On 2 April 2012, the Company announced it had entered in to a Subscription Agreement with Luxinvest Capital Advisors S.A. for $350,000.

On 18 April 2012, the Company announced it had entered into a Subscription Agreement with Luxinvest Capital Advisors S.A. for $4.3 million.

On 18 April 2012, we entered into an Umbrella Deed (the “ASOF Umbrella Deed”) with ASOF and Luxinvest Capital Advisors S.A., whereby Metal Storm will redeem A$9.0 million in secured convertible notes from ASOF in exchange for a cash payment of A$1.7 million, a further A$1.4 million of secured convertible notes will be converted to ordinary shares at a fixed conversion price of A$0.0009 per share, and pursuant to the Debt Forgiveness, A$1.5 million of secured convertible notes will be forgiven by ASOF. The parties have varied the arrangements under the ASOF Umbrella Deed such that the A$400,000 deposit payable to ASOF under the Umbrella Deed is due by 17 May 2012. The Company has obtained commitments from Luxinvest and other investors to fund the deposit commitment by the due date. Upon completion of the transactions contemplated by the Umbrella Deed, the A$400,000 deposit provided by Luxinvest and other investors will be used by Luxinvest and other investors to pay Metal Storm the subscription price for an unsecured convertible note with a face value of A$300,000 and A$100,000 will be used to obtain ordinary shares at an issue price of A$0.0008 per share. Subject to completion of the transactions contemplated by the Umbrella Deed, we have agreed to issue Luxinvest with A$200,000 worth of ordinary shares at an issue price of A$0.0008 per share, as payment of Luxinvest’s fee for providing the deposit under the Umbrella Deed. Under the Umbrella Deed, ASOF has the right to appoint a director of Metal Storm and has also agreed to either redeem or convert the remaining face value of its unsecured convertible securities. Completion of the transactions contemplated by the Umbrella Deed is subject to a number of conditions being satisfied prior to July 17, 2012, including (i) shareholder and noteholder approval, (ii) Metal Storm not suffering an event of insolvency before completion of transactions contemplated by the Umbrella Deed and (iii) completion of the A$4.3 million Subscription Deed between Metal Storm and Luxinvest that was entered into in April 2012.

29.	Reconciliation of loss after income tax to net cash inflow from operating activities

	2011 $	2010 $	2009 $
Net Loss	(6,033,218)	(8,938,253)	(11,307,664)
Adjustments for:
Depreciation and amortisation	94,218	94,839	184,537
Accretion expense	1,555,968	2,062,867	3,183,491
Amortisation of transaction costs	(16,388)	1,552,878	576,976
Net loss of disposal of plant and equipment	25,303	—	—
Foreign exchange differences	(744)	15,414	87,508
Fair value of services paid for via issue of options	11,340	209,435	22,230
Fair value of services paid for via issue of shares	470,500	82,553	—
Fair value adjustment to conversion derivative	(1,867,873)	(407,041)	224,611
Gain on extinguishment of debt	—	—	(2,467,609)
Gain on sale of available-for-sale financial assets	—	—	(75,000)
Impairment loss on available-for-sales financial assets	—	—	—
Interest received	(9,023)	(23,458)	(136,833)

Changes in assets and liabilities:
(Increase) / decrease in trade and other receivables	262,718	(51,937)	461,352
(Increase) / decrease in prepayments	55,908	(140,071)	302,279
(Decrease) / increase in trade and other payables	(114,961)	(478,162)	287,751
(Decrease) / increase in provisions	(22,475)	(138,034)	(17,558)
(Decrease) / increase in other liabilities	245,545	(30,630)	(30,299)

Net cash used in operating activities	(5,343,182)	(6,189,600)	(8,704,228)

a.	Non-cash financing and investing activities

During 2011, 102,055 convertible notes were converted to 1,377,741 shares (2010: 2,655,319 notes to 43,944,374 shares; 2009: 5,071,959 notes to 18,776,194 shares).

In December 2011, a $470,000 loan was exchanged for 1 convertible security with a face value of $700,000 (2010: nil; 2009: nil).

30.	Earnings per share

a.	Basic and diluted earnings per share

	2011 $	2010 $	2009 $
Loss for the year	(6,033,218)	(8,938,253)	(11,307,664)

Basic and diluted earnings per share (cents per share)	(0.3)	(0.6)	(1.2)

b.	Weighted average number of shares used as the denominator

	2011 Number	2010 Number	2009 Number
Weighted average number of ordinary shares for basic and diluted earnings per share	2,030,705,830	1,380,734,227	930,322,973

Earnings per share has been restated to incorporate the effect of bonus issues of shares. The weighted average number of shares has been increased by the inclusion of shares issued subsequent to the end of the financial period which were issued for consideration at less than market value.

c.	Information concerning other notes and options issued

The following table summarizes the convertible notes, listed options and unlisted options that were not included in the calculation of weighted average number of ordinary shares because they are anti-dilutive for the periods presented.

	2011 Number	2010 Number
Interest bearing convertible notes	436,799,209	436,964,220
Secured convertible notes	1,449,890,536	1,451,103,268
Listed options	—	27,856,846
Unlisted convertible securities	100,000,000	—
Unlisted convertible securities(i)i)	777,777,778	—
Unlisted options	1,504,451,138	1,264,202,517

31.	Share-based payments

a.	Securities issued at the discretion of the Board

The Board issues shares and options at their absolute discretion to employees as part of executive and employee remuneration packages and to third parties as part of capital raising transactions.

The fair value of share issues are estimated at grant date based on the Company’s share price on that day.

The fair value of option issues are estimated at the date of grant using the Black-Scholes option pricing model. The following inputs were used in determining the value of options.

Expected volatility – calculated using historical information for a period equivalent to the expected life of the option dated back from the grant date of the options.

Risk-free interest rate – based on the implied yield on zero coupon Australian Government bonds with a maturity equal to the expected life of the option.

Expected life of the option – range from four to eight years determined by the terms of the option agreement and managements’ assessment of when the option will be exercised.

Option exercise price – as per option terms.

Share price – share price at grant date of the option.

b.	Expenses arising from share based payment transactions

	2011 $	2010 $	2009 $
Options granted during finance transactions	11,340	209,435	—
Options granted and issued to employees	—	—	22,230
Shares granted and issued to employees	40,000	50,303	—

	51,340	259,738	22,230

32.	Parent Entity Disclosures

a.	Summary of financial information

The individual financial statements for the parent entity show the following aggregate amounts:

	2011	2010
Balance Sheet
Current assets	698,972	1,397,367
Non-current assets	342,681	399,169

Total assets	1,041,653	1,796,536

Current liabilities	20,108,975	20,370,520
Non-current liabilities	904,046	—

Total liabilities	21,013,021	20,370,520

Net Liabilities	(19,971,368)	(18,573,984)

Contributed equity	81,926,463	77,683,754
Reserves	12,847,511	12,559,305
Retained earnings	(114,745,342)	(108,817,043)

Total Equity	(19,971,368)	(18,573,984)

	2011	2010	2009
Profit or loss for the year	(5,928,299)	(9,431,680)	(10,746,031)
Total comprehensive income	(5,928,299)	(9,431,680)	(10,746,031)

b.	Contingent liabilities of the parent entity

The parent entity did not have any contingent liabilities as at 31 December 2011 or 31 December 2010.

c.	Contractual commitments

The parent entity had no contractual commitments for the acquisition of property, plant or equipment as at 31 December 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

METAL STORM LIMITED

By:	/s/ Lee Finniear
Name:	Lee J. Finniear
Title:	Chief Executive Officer

Date: May 15, 2012

1